ih18

07028990

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME B2 Gold Corp.

*CURRENT ADDRESS Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FILE NO. 82- 35159 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT : 3/17/08

1

B2GOLD

B2GOLD CORP.

(A Development Stage Company)

Consolidated Financial Statements

September 30, 2007

(in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2007

(In United States dollars)
(Unaudited)

Assets	
Current	
Cash and cash equivalents	$ 2,388,674
Accounts receivable	314,049
Note receivable from Puma *(Note 3)*	2,037,854
Derivative instrument ("Puma Option") *(Notes 2 and 3)*	3,203,915
Prepaids	54,493
	7,998,985
Resource property interests *(Note 4 and Schedule)*	8,741,341
Future income tax assets	153,051
Other assets *(Note 5)*	723,146
	$ 17,616,523
Liabilities	
Current	
Accounts payable and accrued liabilities	$ 1,204,104
Related party loans *(Note 9)*	1,074,001
Future income tax liabilities	94,846
Notes payable to 6674321 Canada Inc. *(Notes 3 and 6)*	4,802,299
	7,175,250
Notes payable to 6674321 Canada Inc. *(Notes 3 and 6)*	2,335,417
Future income tax liabilities	544,619
	10,055,286
Shareholders' Equity	
Capital stock *(Note 7)*	
Authorized	
- unlimited number of common shares, without par value	
- unlimited number of preferred shares, without par value	
Issued	
- 72,322,500 common shares	10,108,119
Subscriptions received *(Note 10)*	1,481,592
Deficit	(4,028,474)
	7,561,237
	$ 17,616,523

Nature of operations and going concern *(Note 1)*
Commitments *(Notes 3 and 4)*
Subsequent events *(Notes 4 and 10)*

Approved by the Board *"Clive T. Johnson"* Director *"Robert J. Gayton"* Director

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In United States dollars, except shares)
(Unaudited)

	For the three months ended Sep. 30, 2007	*For the period from inception (on Nov. 30, 2006) to Sep. 30, 2007*
Expenses		
Salaries and benefits	$ 560,413	$ 993,681
Travel, meals and entertainment	189,582	357,961
Rent and utilities	154,122	291,928
Office and general	127,162	280,589
Consulting fees	153,725	221,760
Audit fees	120,000	120,000
Amortization	15,853	37,114
Loss before the undernoted expenses (income)	1,320,857	2,303,033
Write-off of resource property interests *(Note 4)*	2,279,465	2,279,465
Interest on notes payable to 6674321 Canada Inc.	120,009	280,022
Unrealized loss (gain) on derivative instrument ("Puma Option") *(Note 2)*	178,525	(103,834)
Interest income	(58,062)	(147,765)
Management fees *(Note 9)*	(21,551)	(48,426)
Foreign exchange gain	(15,058)	(19,243)
Loss before income taxes	3,804,185	4,543,252
Current income tax	-	20,472
Future income tax recovery	(466,117)	(535,250)
Loss and comprehensive loss for the periods; Deficit, end of period from inception	$ 3,338,068	$ 4,028,474
Basic and diluted loss per common share	$ 0.08	$ 0.28
Weighted average number of common shares outstanding	39,459,717	14,295,168

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In United States dollars)
(Unaudited)

	For the three months ended Sep. 30, 2007	*For the period from inception (on Nov. 30, 2006) to Sep. 30, 2007*
Operating activities		
Loss for the period	$ (3,338,068)	$ (4,028,474)
Non-cash charges (credits)		
Write-off of resource property interests	2,279,465	2,279,465
Future income tax recovery	(466,117)	(535,250)
Interest on notes payable to 6674321 Canada Inc. *(Note 6)*	120,009	280,022
Unrealized loss (gain) on derivative instrument ("Puma Option")	178,525	(103,834)
Interest income on note receivable from Puma	(48,998)	(134,176)
Amortization *(Note 5)*	15,853	37,114
Changes in non-cash working capital		
Accounts receivable and prepaids	(4,718)	(368,542)
Accounts payable and accrued liabilities	176,103	477,078
	(1,087,946)	(2,096,597)
Financing activities		
Common shares issued for cash, net of issue costs, and subscriptions received	6,339,521	11,543,428
Related party loans	1,047,914	1,074,001
Other	(62,452)	(62,452)
	7,324,983	12,554,977
Investing activities		
Gramalote property interest	(3,556,834)	(3,556,834)
Colombia properties interest, exploration	(1,717,586)	(3,233,115)
Kupol East West licenses, exploration	(809,849)	(1,182,743)
Office furniture and equipment	(53,930)	(161,015)
Colombia Joint Venture Arrangement, cash acquired *(Note 3)*	-	282,000
Colombia land purchases *(Note 5)*	-	(116,571)
Other	(8,118)	(101,428)
	(6,146,317)	(8,069,706)
Increase in cash and cash equivalents	90,720	2,388,674
Cash and cash equivalents, beginning of period	2,297,954	-
Cash and cash equivalents, end of period	$ 2,388,674	$ 2,388,674

Supplementary cash flow information *(Note 8)*

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars unless otherwise stated)

1 Nature of operations and going concern

B2Gold Corp. ("B2Gold") is a private company incorporated under the Business Corporations Act (British Columbia) on November 30, 2006. B2Gold was formed by certain former executives of Bema Gold Corporation. B2Gold and its subsidiary companies (collectively the "Company") is a mineral exploration Company that acquires and explores mineral properties, primarily for gold, in Colombia and Russia. All of the Company's interests relate to mineral properties that are currently at an early stage of exploration, including its Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia.

As at September 30, 2007, the Company has no source of operating cash flows and has not yet achieved profitable operations, has accumulated losses since its inception, and expects to incur further losses in the development of its business. In the event that additional financing is not obtained, there is substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern and such adjustments could be material.

The Company is in the process of advancing the development of its interests in mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for interests in mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to fulfill its earn-in requirements, to complete the development, and upon future profitable production or proceeds from disposition of its interests in the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

2 Summary of significant accounting policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States dollar is the Company's functional currency; accordingly, these consolidated financial statements are expressed in United States dollars.

Principles of consolidation
These consolidated financial statements include the accounts of B2Gold and its wholly-owned subsidiaries Andean Avasca Resources Inc. ("AARI"), Colombian Ventures Ltd., Avasca Ventures Ltd., and BKWE Ventures Limited. Intercompany balances and transactions are eliminated on consolidation.

The Company follows the recommendations in Accounting Guideline 15, "Consolidation of Variable Interest Entities ("VIE")" which establishes the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The guideline requires the primary beneficiary of a VIE to consolidate the VIE. A VIE is an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. The

primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company has determined that the trust arrangement identified in Note 10 is a VIE.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents includes cash and money market instruments expected to be capable of prompt liquidation which have an original maturity of three months or less at acquisition.

Resource property interests
Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

Property evaluations
The Company reviews and evaluates the carrying value of resource property interests when events and circumstances suggest impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, resources and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property interest carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation
The Company's foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

- Monetary items are translated at the rates prevailing at the balance sheet date;
- Non-monetary items are translated at historical rates;
- Revenues and expenses are translated at the average rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars unless otherwise stated)

- Exchange gains and losses on foreign currency translation are included in operations for the period.

Future income taxes
The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time are measured by applying an effective interest method and recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

As at September 30, 2007, the Company did not have any asset retirement obligations. The Company completes reclamation of its drill sites and related disturbed areas on its Colombian properties on an ongoing basis.

Loss per share
Basic per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted per share amounts are calculated using the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the period exceeds the exercise price of the options or warrants. When the Company has incurred a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Share issuance costs
Costs related to shares not yet issued are recorded as deferred financing costs. These costs are deferred until the issuance of the shares to which the costs relate, at which time the costs are charged against the related capital stock or charged to operations if the shares are not issued.

Stock-based compensation
Compensation expense for stock options granted are determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options (and recorded as a charge to operations or capitalized to resource properties). In the determination of fair values, the Company uses the Black-Scholes option pricing model. Fair values are determined at the time of grant.

Financial instruments
Effective November 30, 2006, the Company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants.

- *Financial Instruments – Recognition and Measurement (Section 3855)*
  This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income. All financial assets and liabilities are recognized when the entity becomes a party to the contract.

  All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

  - Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  - Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  - Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

  - All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

  In accordance with this new standard, the Company has classified its financial instruments as follows:

  - Note receivable from Consolidated Puma Minerals Corp. ("Puma")*(Note 3)* is a "receivable", initially valued at fair value and subsequently measured at amortized cost.

  - Puma Option *(Note 3)*, is a derivative instrument (as the value of the option changes with the underlying market price of Puma common shares) and as such is classified as held-for-trading. Derivatives are recorded on the balance sheet at fair value with mark-to-market adjustments included in net income/ loss.

  - Notes payable to 6674321 Canada Inc. *(Note 3)* have been designated as "an other financial liability", initially valued at fair value and subsequently measured at amortized cost.

- *Comprehensive Income (Section 1530)*
  Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is appropriate to recognize them in net earnings/ loss. This standard requires the presentation of comprehensive income, and its components in a separate financial statement

that is displayed with the same prominence as the other financial statements.

- *Hedging (Section 3865)*
  This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

3 B2Gold/ Kinross transaction

On November 6, 2006, Bema Gold Corporation ("Bema") and Kinross Gold Corporation ("Kinross") announced that their Boards of Directors had unanimously approved Kinross' acquisition of Bema. The acquisition of Bema by Kinross was completed on February 27, 2007 by way of a shareholder-approved plan of arrangement (the "Arrangement"). In connection with, the completion of the Arrangement transaction between Bema and Kinross in February 2007, the Company acquired certain assets ("Non-Russian Assets") pursuant to a purchase and sale agreement (the "Purchase Agreement") among Kinross, White Ice Ventures Limited (a wholly-owned Bema subsidiary), 6674321 Canada Inc. (a wholly-owned Bema subsidiary) and the Company. The consideration paid for the Non-Russian Assets was $7.5 million, financed primarily by the issuance of three promissory notes totalling $7,453,717 to 6674321 Canada Inc. and also by the issuance of 2,722,500 shares of B2Gold common stock at a price of Cdn.$0.02 per share.

Pursuant to the terms of the Purchase Agreement, on February 26, 2007 (the closing of the Non-Russian transaction) the Company acquired the following Non-Russian Assets:

- *Colombia Joint Venture Arrangement*
  All of Bema's interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited ("AGA") *(Note 4).*

- *Puma Option*
  An option ("Puma Option") to purchase all or any part of the 17,935,310 common shares in the capital of Puma held by 6674321 Canada Inc. at any time up to February 27, 2008 at a price equal to the 30 day volume-weighted average price of Puma common shares on the TSX Venture Exchange at the time of exercise, less 10%.

- *Note receivable from Puma*
  All of the indebtedness totalling $1,887,867 ("Puma Note") owed by Puma to 6674321 Canada Inc. as at February 26, 2007. The Puma Note is unsecured, denominated in United States dollars, bears interest at the prime lending rate plus 2% and is payable to the Company on demand after February 26, 2008.

- *Leasehold assets and Colombia land*
  Certain leasehold improvements, furniture and equipment owned by 6674321 Canada Inc.

  On February 26, 2007, 6674321 Canada Inc. assigned to the Company all of its rights pursuant to the lease of Bema's head office premises. In addition, the Company, as tenant, and a subsidiary of Kinross, as subtenant, entered into a sublease for a portion of the premises presently constituting the Company's head office.

  Colombia land, located mainly on the La Mina property *(Note 4)*, held for the purpose of securing access to the property for drilling.

(in United States dollars unless otherwise stated)

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of the Non-Russian Assets acquired as follows:

	$
Purchase price:	
Promissory notes issued, principal amount *(Note 6)*	7,453,717
Less imputed interest, as at February 26, 2007	(596,024)
	6,857,693
2,722,500 common shares of B2Gold	46,283
Transaction costs	93,304
Total purchase price	6,997,280
Fair value of assets/ (liabilities) acquired:	
Derivative instrument ("Puma Option")	3,100,081
Puma note receivable	1,903,678
Colombia Joint Venture Arrangement (including cash of $282,000)	2,063,162
Leasehold assets and Colombia land	412,097
Future income tax liabilities	(481,738)
Total fair value of assets acquired	6,997,280

The Purchase Agreement also provided for the acquisition of 50% of Bema's 75% interest in a joint venture (37.5% overall interest) that will have an indirect interest in the Kupol East and West Licenses *(Note 4)*. Closing is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the Kupol East and West licenses to a Russian subsidiary of Chukotka Mining and Geological Company ("CMGC") (75% owned by Bema and 25% owned by the Government of Chukotka). The Company and Kinross are currently in negotiations with a company controlled by agencies of the Government of Chukotka ("CUE") to reach agreement on the amount of CUE's ownership interest and other aspects of the anticipated joint venture.

The Purchase Agreement also included an option granted by the Company to 6674321 Canada Inc., that in the event of an initial public offering by the Company, 6674321 Canada Inc. will have the right to purchase the number of common shares at the initial public offering price such that 6674321 Canada Inc. and its affiliates would own up to 19.9% of the total issued and outstanding B2Gold common shares. In addition, the Company granted to 6674321 Canada Inc. a pre-emptive right to maintain a 9.9% equity interest in B2Gold until February 27, 2008 (at the same price at which such shares are issued to third party purchasers).

(in United States dollars unless otherwise stated)

4 *Resource property interests*

Colombia Joint Venture Arrangement
On November 8, 2006, AGA, Sociedad Kedadha S.A. ("Kedadha") (a subsidiary of AGA), Bema and Andean Avasca Resources Inc. ("AARI") (a wholly-owned subsidiary of Bema) entered into a Relationship, Farm-out and Joint Venture Agreement (the "JVA") to jointly explore mineral opportunities in Colombia (the Area of Mutual Interest). On February 26, 2007, pursuant to the Purchase Agreement, the Company acquired all of the shares of AARI, and all the rights, interests and obligations of Bema under the JVA were assigned to and assumed by the Company *(Note 3)*.

Pursuant to the JVA (dated November 8, 2006 and as amended September 28, 2007), AARI may earn a joint venture interest in certain properties located in northern and southern Colombia by performing exploration work, including drilling, on the following properties (individually, a "Property" and collectively, the "Properties"): Quebradona (effective March 6, 2006), La Mina (effective March 6, 2006), San Martin de Loba (effective March 6, 2006), San Carlos (effective March 6, 2006), Miraflores (effective April 24, 2007), Narino (effective July 1, 2007) and San Luis (effective September 1, 2007). The Company may earn an interest in one or more of these Properties by advancing the Property to the drilling stage and completing a minimum of 3,000 meters of drilling within two years of the effective date, or as such date may be extended. Upon completing these requirements (the "Earning Requirements") in respect of a Property, the JVA provides that the Company and AGA will form a joint venture in respect of the Property, whereby the Company and AGA will be entitled to 51% and 49% interests in the Property, respectively, subject to the following options of AGA.

Once AARI has completed its Earning Requirement, AGA will have the following options for each Property project:

(i) contribute to project expenditures based on a 51% interest and manage the project;
(ii) fund all project expenditures including the Company's share to the completion of a feasibility study;
(iii) contribute to project expenditure based on its 49% interest in the Property; or
(iv) not contribute to project expenditure.

If AGA elects either option (i) or (ii), it will be the joint venture manager for the project. Furthermore, its interest will be adjusted such that under option (i) AGA will be entitled to a 51% interest and under option (ii) it will be entitled to a 65% interest in the Property. If AGA elects either option (iii) or (iv), the Company will be the joint venture manager of the project and maintain its 51% interest or, if AGA elects not to contribute, acquire additional interests. Subject to a sole funding election by AGA or an election by either party not to contribute (with a corresponding reduction of its interests), the JVA provides that each of the parties must make contributions to meet project expenditures based on their respective interests in the joint venture for each Property.

The JVA also provides for certain potential rights between the parties to acquire additional interests in other third-party or AGA properties within the Area of Mutual Interest. AGA has agreed (upon AARI satisfying its Earning Requirement in respect of a Property) to offer the Company its interest or rights to an interest in other joint ventures, if it elects not to pursue such projects and to offer a 51% interest in AGA projects in which it has expended at least $1 million and has discontinued exploration. The Company can earn a 51% interest by spending an amount at least equal to the greater of previous AGA expenditures on the project or $1 million within two years of the offer date. The Company is required to advise Kedahda of mining opportunities within the Area of Mutual Interest and Kedahda will have the first opportunity to acquire a 75% interest in such opportunities.

(in United States dollars unless otherwise stated)

The JVA contemplates that the Company will cause AARI to be listed on a recognized stock exchange by November 8, 2008 (within two years of the execution of the JVA or during such longer period as the parties may mutually agree). Under the JVA, the Company granted to AGA the option to receive not less than 20% of AARI's equity securities (and carrying not less than 20% of the votes for the election of directors, calculated on a fully diluted basis immediately following the listing of AARI on a prescribed stock exchange on the listing date), together with one half common share purchase warrant for each common share offered to AGA (with each such common share purchase warrant exercisable within three years of the listing date at a price 33% above the initial public offer price) following the listing of AARI on a recognized stock exchange (for no additional consideration other than in consideration of the properties that AGA is providing under the JVA).

During the current period, the Company elected not to continue with the San Martin de Loba and San Carlos properties and as a result wrote-off related acquisition and exploration costs totalling $1,284,633 and $994,832, respectively.

The Company is also responsible for making the following cash payments to the underlying ("original") property vendors with respect to the Miraflores, La Mina, and San Luis properties (these payments are at the Company's discretion and are based upon available financial resources and the exploration merits of the properties which are evaluated on a periodic basis):

- Miraflores: (i) 420,000,000 pesos ($197,400) on October 25, 2007 paid), (ii) 480,000,000 pesos ($225,600) on April 25, 2008, (iii) 520,000,000 pesos ($244,400) on October 25, 2008, (iv) 600,000,000 pesos ($282,000) on April 25, 2009, (v) 820,000,000 pesos ($385,400) on October 25, 2009 and (vi) 3,570,000,000 pesos ($1,762,500) on April 25, 2010.

- La Mina: (i) $50,000 on November 20, 2007, (ii) $50,000 on May 20, 2008 and (iii) $1 million thirty days after a pre-feasibility study.

- San Luis: (i) $75,000 on June 6, 2008, (ii) $150,000 on June 6, 2009, (iii) $200,000 on June 6, 2010, (iv) $350,000 on June 6, 2011, (v) $1,625,000 on June 6, 2013.

At September 30, 2007, the Company had not completed the Earning Requirements on any of the Properties described above and consequently had no joint ventures with AGA.

Subsequent to September 30, 2007, the Company entered into a non-binding memorandum of understanding with AGA. If the definitive agreements contemplated by the memorandum of understanding are entered into, certain terms of the JVA will be amended *(Note 10)*.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars unless otherwise stated)

Kupol East and West Exploration Licenses (surrounding ground to the Kupol Mine)
The Kupol East and West Licenses are located in northeastern Russia, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Okrug. These Licenses surround the Kupol Mine which Bema has been developing since 2003. Title to the Kupol East and West Licenses was granted to CMGC on August 25, 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources. The Licenses were officially registered on October 24, 2006. Both Licenses have a term of 25 years. The Company has commenced exploration on the Kupol East and West projects in February 2007 from the date of registration of the Licenses.

The Company is currently negotiating a joint venture agreement (the "Kupol JV Agreement") relating to the exploration, development and mining of gold and silver in Chukotka Autonomous Region, covered by the East and West Kupol Licenses. Provided that final agreement is reached on the Kupol JV Agreement and certain conditions to closing are fulfilled, it is anticipated that the East and West Kupol Licenses will be held indirectly by a joint venture company ("Kupol JVCo"), the indirect shareholders of which will be a subsidiary of the Company as to 37.5%, Kinross as to 37.5% and a company controlled by CUE as to 25% (or its successor in interest). The Company and Kinross are currently in negotiations with CUE to reach agreement on the amount of CUE's ownership interest and other aspects of the Kupol JV Agreement.

The Company and Kinross have agreed in principle on the proposed terms of the Kupol JV Agreement. The key terms are expected to be as follows:

- the Company, as operator, is to subcontract with the company that holds the Kupol East and West licenses to carry out exploration under the licenses;

- the Company and Kinross (through subsidiaries) are to fund the exploration of the properties covered by the Kupol East and West licenses pro rata, with a commitment to fund, in aggregate, $20 million in the two year period from the date of the Kupol JV Agreement (the Company's share of the $20 million aggregate initial capital contribution is expected to be $10 million);

- following the initial two year period the Company, Kinross and CUE (through subsidiaries) are each to continue to fund future exploration relating to the Kupol East and West licenses pro rata to their respective interests in Kupol JVCo;

- the Company, Kinross and CUE (through subsidiaries) are to have mutual rights of first refusal with respect to their respective interests in Kupol JVCo; and

- the Company, Kinross and CUE (through subsidiaries) are to share, in accordance with their pro rata interests in Kupol JVCo, all exploration, development or mining opportunities within a 100 km radius of the Kupol mill site, exclusive of the approximately 17 square km of the license relating to the Kupol Mine.

Upon completion of the anticipated Kupol JV Agreement, the Company is to acquire its interest by paying $7.5 million (consisting of cash, debt and shares of the Company). The Company has reserved for issuance 2,722,500 common shares that are to be issued upon the completion of the acquisition of the Company's interest in the Kupol East and West Licenses.

(in United States dollars unless otherwise stated)

Gramalote property

The Gramalote property is located within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia.

On August 21, 2007, the Company entered into a Memorandum of Understanding ("MOU") with respect to the purchase by the Company of 25% of the issued and outstanding shares of Gramalote Limited ("Gramalote BVI") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "Grupo Nus"). Gramalote Limited holds a 100% interest in the Gramalote property.

Pursuant to the MOU, the Company may acquire a 25% ownership interest by:

- advancing $3.5 million in cash to Grupo Nus on August 21, 2007 *(paid)*;

  (In exchange, Grupo Nus has issued a $3.5 million promissory note ("Promissory Note") to the Company. The Promissory Note has a maturity date of August 20, 2008 and is collateralized by certain mining concessions and shares in the capital of Gramalote BVI owned by Grupo Nus. For accounting purposes, this cash advance/ Promissory Note has been treated as part of the Company's acquisition cost of the Gramalote property interest).

- paying $7.5 million to Grupo Nus upon the execution of a definitive agreement, which will consist of a cash payment of $4 million along with the cancellation of the $3.5 million Promissory Note owing by Grupo Nus to the Company;

- paying an additional $7.5 million on or before 180 days from the closing date;

- issuing share purchase warrants entitling Grupo Nus to purchase Cdn.$5 million worth of B2Gold common shares, if and when B2Gold completes its initial public offering, at a price equal to the public offering price, for a period of three years from the date of issue (subject to the approval by the prescribed stock exchange); and

- paying Grupo Nus $10.00 per ounce of gold for 25% of that number of ounces of gold, if any, in excess of 1 million proven and probable ounces of gold reserves within the Gramalote property ("Excess Ounces"). The reserves are to be recalculated, and additional payments if necessary are to be made, every two years.

On or about March 16, 2006, Grupo Nus and Compania Kedahda Ltd. ("Kedahda BVI"), a subsidiary of AGA, had entered into a Shareholders' Agreement with respect to Gramalote BVI. Under the Shareholders' Agreement, Kedahda BVI may obtain a 51% ownership interest in Gramalote BVI (upon fulfilling certain work commitments totalling $2.5 million and making two cash payments of $500,000 each to Grupo Nus). In addition, under the Gramalote Shareholders Agreement, Kedahda BVI may acquire an additional 24% ownership interest ("Additional Interest") by completing a feasibility study and paying Grupo Nus $15 million on or before July 17, 2010.

In the event that Kedahda BVI does not increase its ownership interest in Gramalote BVI from 51% to 75% prior to the earliest of (a) July 18, 2010 and the completion of a positive feasibility study on the Gramalote property, or (b) the waiver by Kedahda BVI of its rights to increase its ownership interest in Gramalote BVI before July 18, 2010 (the "Kedahda Option Exercise Date"), the Company will have the option to acquire the Additional Interest by paying to Grupo Nus $7.5 million within sixty days from the Kedahda Option Exercise Date (the "B2Gold Option Exercise Date"). The $7.5 million payment may be made either in cash or common shares of the Company, at the option of the Company (the

(in United States dollars unless otherwise stated)

"B2Gold Option"). In addition, if the Company acquires the Additional Interest, the Company will be required to pay $10.00 per ounce of gold for 49% of the Excess Ounces.

If the Company does not exercise the B2Gold Option, Grupo Nus shall elect, within sixty days from the B2Gold Option Exercise Date, either to assume the contributions and other obligations in respect of the Additional Interest, or to allow the Company to retain (at no charge to the Company) the Additional Interest and assume all contributions and other obligations associated therewith.

The MOU also specifies that in the event the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the Company will be required to pay to Grupo Nus the $15 million that would otherwise be payable by Kedahda BVI to Grupo Nus, less any amounts paid by the Company to Grupo Nus in connection with the acquisition of the Additional Interest by the Company. If the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the $15 million payment (less any such credits) is to be made on the first to occur of (a) July 18, 2010 or (b) the completion of a positive feasibility study on the Gramalote Property.

Subsequent to September 30, 2007, the Company entered into the Gramalote Purchase and Sale Agreement with Grupo Nus on substantially the same terms as the MOU. In connection with the first stage of closing under the agreement, the Company paid $7.5 million to Grupo Nus, consisting of a cash payment of $4 million and the satisfaction and cancellation of the $3.5 million owing by Grupo Nus to the Company under the Promissory Note.

Subsequent to September 30, 2007, the Company entered into a non-binding memorandum of understanding with AGA. If the definitive agreements contemplated by the memorandum of understanding are entered into, the Company would be entitled to a 51% share interest in Gramalote BVI *(Note 10)*.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars unless otherwise stated)

5 Other assets

	Cost $	Accumulated Depreciation $	Net Book Value $
Colombia land	442,032	-	442,032
Computer equipment/ software	161,015	(20,127)	140,888
Leasehold assets	86,636	(16,987)	69,649
Deferred share issue costs	62,453	-	62,453
Other	8,124	-	8,124
Closing balance, September 30, 2007	760,260	(37,114)	723,146

The Colombia land is being held by the Company in order to secure access to the La Mina property for drilling *(Note 4)*.

6 Notes payable to 6674321 Canada Inc.

On February 26, 2007, the Company issued three promissory notes to 6674321 Canada Inc. (a wholly-owned subsidiary of Bema) totalling $7,453,717, in order to finance the purchase of the Non-Russian Assets *(Note 3)*. These notes are unsecured, non-interest bearing, denominated in United States dollars and are payable as follows: $2,601,726 due on February 26, 2008, $2,601,725 due on February 26, 2009 and the remainder of $2,250,266 due on the earlier of (i) the date of an initial public offering by the Company and (ii) February 26, 2008.

For accounting purposes, these notes have been initially recorded at an estimated fair value of $6,857,693 and are subsequently being measured at amortized cost. The estimated fair value at inception was calculated based on the net present value using a discount rate estimated to represent the interest rate of comparable debt. Interest expense is being recognized on the notes by accreting the notes (using the effective interest rate method) to their face value of $7,453,717 over the term of the notes.

	$
Principal amount	7,453,717
Less imputed interest, as at September 30, 2007	(316,001)
	7,137,716
Less current portion	(4,802,299)
Long-term portion of notes payable, September 30, 2007	2,335,417

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to September 30, 2007

(in United States dollars unless otherwise stated)

7 *Capital stock*

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2007, the Company had 72,322,500 common shares outstanding and no preferred shares outstanding.

	#	$
Common shares, issued during the period:		
For cash, net of issue costs	**69,600,000**	**10,061,836**
For Non-Russian Assets *(Note 3)*	**2,722,500**	**46,283**
Total issued common shares, September 30, 2007	**72,322,500**	**10,108,119**

On September 20, 2007, the Company completed a non-brokered private placement of 25 million common shares at a price of Cdn.$0.40 per share for gross proceeds of Cdn.$10 million ($9,266,581). The private placement was completed with certain directors, officers and employees of the Company and other investors. Kinross was a participant in this private placement and acquired approximately 2.5 million shares.

On February 26, 2007, the Company completed a non-brokered private placement of 3,000,999 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$60,020 ($53,844). On July 25, 2007, the Company also completed a non-brokered private placement of 41,599,000 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$831,980 ($746,362). Share issue costs totalled $4,952. Both private placements were completed with certain directors, officers and employees of the Company and other investors. In addition, on November 30, 2006 (upon incorporation), 1 common share was issued at Cdn.$1.00 per share.

8 *Supplementary cash flow information*

Supplementary disclosure of cash flow information is provided in the table below:

	$
Non-cash investing and financing activities:	
Accounts payable and accrued liabilities relating to resource property expenditures	**727,026**
Common shares issued for Non-Russian Assets *(Note 3)*	**46,283**
Promissory notes issued for Non-Russian Assets *(Note 3)*	**6,857,693**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars unless otherwise stated)

9 Related party transactions

As part of the Arrangement between Bema and Kinross and pursuant to the Purchase Agreement *(Note 3)*, the Company entered into the following agreements with Puma, a company related by way of common directors:

- Management Services Agreement pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel to Puma in consideration for a monthly fee of Cdn.$5,000.

- Exploration management agreement, whereby Puma will reimburse the Company for services supplied in connection with Puma's exploration or development work programs.

During the current period, the Company also provided management, administrative and technical services, on a month-to-month basis, to Victoria Resource Corporation and Consolidated Westview Resource Corp., companies which were also previously managed by Bema. In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company had the following transactions and balances with these associated companies:

	$
Consolidated Statement of Operations	
Management fees (Income)	**(48,426)**
Expenses (reimbursed):	
Office and general	**(9,957)**
Salaries and benefits	**(76,699)**
Rent	**(23,896)**
	(158,978)
Consolidated Balance Sheet	
Accounts receivable	**55,059**

At September 30, 2007, the Company owed $1,074,001 in interest-free loans (unsecured with no fixed terms of repayment) to certain officers and shareholders of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars unless otherwise stated)

10 Subsequent events

- ***Private placement***
  On October 24, 2007, the Company completed a brokered private placement of 15 million common shares at a price of Cdn.$1.00 per share for gross proceeds of Cdn.$15 million. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with this private placement. The net proceeds will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes. As at September 30, 2007, the Company had received approximately Cdn.$1.5 million ($1.5 million) towards this private placement, which have been recorded as subscriptions received within shareholders' equity.

- ***Incentive shares issued (held in trust)***
  On June 29, 2007 the Company established the B2Gold Incentive Plan (the "Incentive Plan") for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares.

  On October 12, 2007, following the excercise of these options, an aggregate of 4,955,000 common shares were issued to the trustees of the Incentive Plan at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$99,100. These shares are currently held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company will recognize stock based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

- ***Initial Public Offering***
  On December 6, 2007, the Company completed its initial public offering. Pursuant to an agreement (the "Underwriting Agreement") dated November 28, 2007, between the Company and Genuity Capital Markets, Canaccord Capital Corporation, GMP Securities L.P., BMO Nesbitt Burns Inc., Orion Securities Inc. and Haywood Securities Inc. (collectively, the "Underwriters"), the Underwriters purchased, in the portions set out in the Underwriting Agreement, an aggregate of 40,000,000 Offered Shares at a purchase price of Cdn.$2.50 per Offered Share, for gross proceeds of Cdn.$100,000,000. The Company paid the Underwriters Cdn.$0.15 per Offered Share purchased by the Underwriters, excluding 6,000,000 Offered Shares purchased by Kinross for which no commission was payable, for an aggregate commission of Cdn.$5,100,000.

  The Company has granted to the Underwriters an Over-Allotment Option, exercisable in whole or in part and from time to time for a period of 30 days following the Closing Date, to acquire up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price. If the Over-Allotment Option is fully exercised for Offered Shares, assuming no further participation by Kinross, the total Underwriters' fee will be Cdn.$6,000,000 and the total net proceeds to the Company will be Cdn.$109,000,000 (before deducting expenses of the Offering).

- ***November 26, 2007 non-binding Memorandum of Understanding***
  On November 26, 2007, the Company entered into a non-binding memorandum of understanding ("non-binding MOU") with AGA to terminate AGA's rights to acquire 20% of the voting securities of AARI and to terminate the Company's obligations with respect to the listing of AARI's shares. The non-binding MOU sets out an agreement-in-principle between the Company and AGA on several proposed transactions and agreements that would alter the

(in United States dollars unless otherwise stated)

existing relationships between the parties. The non-binding MOU contemplates the parties entering into definitive agreements to effect the following transactions:

- in consideration of the termination of AGA's rights in respect of AARI securities and in consideration of the transfer of other interests of AGA and its subsidiaries in certain mineral prospects in Colombia, the Company would agree to either pay $66,000,000 to AGA or, at the Company's election, issue to AGA 19,900,000 common shares and 9,950,000 warrants to purchase common shares of the Company. The warrants would be exercisable for a three year term at a price equal to 133 $^{1/3}$% of the Offering Price.

- AGA would agree to transfer to the Company all of its rights and interests in the Miraflores property so that the Company will own a 100% interest in this property.

- AGA would agree to transfer a 2% interest in the Gramalote property to the Company and will assign all other rights, including its right to acquire an additional 24% interest, in the Gramalote property so that the Company will be entitled to a 51% share interest in Gramalote BVI and Kedahda BVI will own a 49% interest.

- Kedahda BVI would agree to complete its payments to Grupo Nus to earn the 51% interest.

- the Company would take over management of exploration of the Gramalote property and will be responsible for expenditures to complete a feasibility study of the project. AGA will also agree to transfer its interest in certain properties adjacent to the Gramalote property where mineralization is indicated to continue from the Gramalote property.

- the Company would agree to increase the extent of drilling required for it to earn in its interests in properties under the Colombia JVA from 3,000 metres to 5,000 metres.

- new joint venture agreements would be entered into between the Company and AGA in respect of the Gramalote property to replace the association contract and related agreements.

- AGA would be granted rights to qualify a resale of its securities by prospectus and a pre-emptive right to subscribe for securities issued by the Company on the same basis as such issues are made, other than issues made to acquire properties or under employee incentive plans, in order to maintain its percentage ownership of shares of the Company (in the event that AGA receives common shares of the Company pursuant to the non-binding MOU). This right will continue for the lesser of a period of three years or until AGA owns less than 10% of the outstanding shares of the Company.

If the Company proceeds with the transactions and agreements contemplated in the non-binding MOU with AGA, Kedahda BVI will not elect to increase its ownership to 75% and the Company will acquire a 51% interest in Gramalote BVI (consisting of the 25% interest currently held, the 24% Additional Interest, and the 2% interest to be acquired from Kedahda BVI).

RESOURCE PROPERTY INTERESTS SCHEDULE
For the period from inception (November 30, 2006) to September 30, 2007
(in United States dollars)

	Colombia properties (under JVA agreement)								
	Quebradona	Miraflores	La Mina	Narino	San Martin De Loba	San Carlos	Kupol East/ West	Gramalote	Total
	$	$	$	$	$	$	$	$	$
Exploration expenditures incurred during the period:									
Acquisition costs	296,861	296,861	296,861	296,861	296,861	296,861	-	3,556,834	**5,338,000**
Administration	86,666	173,527	22,791	12,473	235,414	98,054	169,077	-	**798,002**
Claim maintenance & underlying option payments	13,630	-	84,260	-	90,899	93,924	-	-	**282,713**
Consulting	65,471	57,083	-	19,896	18,336	26,975	21,692	-	**209,453**
Drilling	-	347,766	-	-	409,053	137,652	1,054,299	-	**1,948,770**
Field expenses	53,463	112,959	18,873	29,743	57,677	81,011	151,843	-	**505,569**
Geochemistry	59,256	22,599	-	13,895	16,671	18,926	3,573	-	**134,920**
Salaries and other related costs	145,002	208,538	17,300	82,613	119,693	180,580	227,073	-	**980,799**
Travel & accommodation	41,084	37,758	3,267	17,459	40,029	60,849	82,208	-	**282,654**
Future income tax	-	-	-	-	-	-	539,926	-	**539,926**
	761,433	*1,257,091*	*443,352*	*472,940*	*1,284,633*	*994,832*	*2,249,691*	*3,556,834*	***11,020,806***
Write-off of resource properties	-	-	-	-	(1,284,633)	(994,832)	-	-	**(2,279,465)**
Balance, end of period	761,433	1,257,091	443,352	472,940	-	-	2,249,691	3,556,834	**8,741,341**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is as of December 7, 2007. The following discussion of the operating results and financial position of B2Gold should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes thereto of the Company for the period from November 30, 2006 (date of incorporation) to September 30, 2007. The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in United States dollars, unless otherwise stated.

Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about B2Gold's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements as a result of these risks and uncertainties.

Incorporation and Overview

B2Gold was incorporated under the Business Corporations Act (British Columbia) on November 30, 2006 and completed its initial public offering of 40,000,000 common shares at a price of Cdn.$2.50 per share for gross proceeds of Cdn.$100,000,000 on December 6, 2007 (see "Liquidity and Capital Resources" section). On December 6, 2007, B2Gold's common shares were listed for trading on the TSX Venture Exchange. B2Gold was formed by certain former executives of Bema Gold Corporation ("Bema") and essentially commenced operations in March 2007.

B2Gold and its subsidiary companies are mineral exploration companies that acquire interests in and explore mineral properties, primarily for gold world-wide. All of the Company's interests related to mineral properties currently at an early state of exploration, including its Gramalote, Quebradona and Miraflores property interests in Colombia and the East and West Kupol licenses in Russia.

The Company is in the process of advancing the development of its interests in mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for interests in mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to fulfill its earn-in requirements, to complete the development, and upon future profitable production or proceeds from disposition of its interests in the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

B2Gold was formed to acquire certain assets formerly owned by Bema that were considered by Kinross Gold Corporation ("Kinross") not to be part of the core assets of Bema that Kinross wished to retain and acquire in the arrangement transaction approved by Bema's shareholders and implemented on February 27, 2007. On February 26, 2007, pursuant to the Purchase Agreement between B2Gold and Kinross and certain subsidiaries of Kinross, B2Gold acquired the former interests of Bema in a joint venture arrangement with AngloGold Ashanti Limited ("AGA") relating to the acquisition of interests in certain properties in Colombia, as well as certain office leasehold interests and furniture and equipment, a $1.9 million receivable from Consolidated Puma Minerals Corp. ("Puma") and an option to acquire approximately 35% of the outstanding shares of Puma from Bema.

B2Gold agreed to pay an aggregate of $7.5 million in the form of 2,722,500 common shares of B2Gold and promissory notes aggregating $7,453,717 for the assets acquired on February 26, 2007. B2Gold also agreed to acquire an indirect 37.5% joint venture interest in two mineral exploitation licenses covering approximately 425 square kilometres surrounding the Kupol mine of Bema for an additional $7.5 million, payable in common shares and notes.

B2Gold is currently negotiating with Kinross and with the Government of Chukotka ("CUE") to establish the intended joint venture to hold the Kupol East and Kupol West licenses.

B2Gold has also entered into an agreement to acquire 25% of the issued and outstanding shares of Gramalote Limited which holds mineral exploitation and exploration licenses and concession contracts covering approximately 27,000 hectares in Colombia. B2Gold is required to pay $15 million to the vendors for this interest and to issue 3 year warrants to purchase Cdn.$5 million of B2Gold's common shares.

As part of the terms agreed to among Kinross, Bema and B2Gold, Kinross has a pre-emptive right to subscribe for 9.9% of the common shares issued by B2Gold until February 27, 2008 and has the right to increase its share ownership to 19.9% of B2Gold by subscribing for shares in an initial public offering by B2Gold at the offering price (see "Liquidity and Capital Resources" section).

Results of Operations

The following information has been extracted from the Company's unaudited consolidated financial statements for the period from November 30, 2006 (date of incorporation) to September 30, 2007. There are no comparable results from earlier periods, as the Company was incorporated on November 30, 2006.

Selected Financial Information:

	For the three months ended Sep. 30, 2007 *(1)*	*For the period from inception (on Nov. 30, 2006) to Sep. 30, 2007*
	$	**$**
Total revenues (excludes interest income and management fees)	-	-
Loss for the period	**3,338,068**	**4,028,474**
Loss per share – basic and diluted	**0.08**	**0.28**
Total assets, as at September 30, 2007		**17,616,523**
Total current liabilities, as at September 30, 2007		**7,175,250**
Total long-term liabilities, as at September 30, 2007		**2,880,036**

(1) The Company became a reporting issuer on November 28, 2007 upon receipts being issued for its prospectus dated November 28, 2007. Prior to such date, the Company was a non-reporting issuer. Accordingly, the Company is not in a position to provide these figures for any fiscal quarters ending before September 30, 2007.

The Company reported a loss of $4,028,474 ($0.28 per share) for the period from its inception on November 30, 2006 to September 30, 2007. The Company has no source of ongoing operating revenue. The loss during the period included a write-off of resource property costs in the amount of $2,279,465, relating to the San Martin de Loba ($1,284,633) and San Carlos properties ($994,832) in Colombia, as the Company elected not to continue to explore these properties due to poor drill results. During this period, the Company completed its acquisition of certain assets (see "Incorporation and Overview" above), entered into an agreement for the acquisition of a 25% interest in the Gramalote property, commenced exploration on the Kupol East and West licenses, conducted drilling and field-work on a number of properties in Northern Colombia (and subsequent to August 31, 2007, expanded the area of interest under its joint venture arrangement with AGA).

The Company reported a loss of $3,338,068 ($0.08 per share) for the three months ended September 30, 2007, mainly attributable to a write-off of resource property costs in the amount of $2,279,465.

Operating activities

Operating activities, after non-cash working capital changes, required funding of approximately $2.1 million for the period from November 30, 2006 (date of incorporation) to September 30, 2007 and $1.1 million for the third quarter ended September 30, 2007, due primarily to general and administrative expenses. The Company essentially commenced operations in March 2007.

Financing activities

On September 20, 2007, the Company completed a non-brokered private placement of 25 million common shares at a price of Cdn.$0.40 per share for gross proceeds of Cdn.$10 million ($9,266,581). The private placement was completed with certain directors, officers and employees of the Company and other investors. Kinross was a participant in this private placement and acquired approximately 2.5 million shares.

On February 26, 2007, the Company completed a non-brokered private placement of 3,000,999 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$60,020 ($53,844). On July 25, 2007, the Company also completed a non-brokered private placement of 41,599,000 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$831,980 ($746,362). Share issue costs totalled $4,952. Both private placements were completed with certain directors, officers and employees of the Company and other investors. In addition, on November 30, 2006 (upon incorporation), 1 common share was issued at Cdn.$1.00 per share.

During the period from November 30, 2006 (date of incorporation) to September 30, 2007, the Company received advances of $1.074,001 (Q3 2007 - $1,047,914) from certain officers and shareholders of the Company.

Investing activities

During the period from November 30, 2006 (date of incorporation) to September 30, 2007, the Company incurred resource property expenditures and acquisition costs in the amount of $7,972,692 on a cash basis (Q3 2007 - $6,084,269) as follows: $3,233,115 (Q3 2007 - $1,717,586) on Colombia properties (under its Colombia Joint Venture Arrangement), $1,182,743 (Q3 2007 - $809,849) on the East and West Kupol licenses (surrounding ground to the Kupol Mine) and $3,556,834 (Q3 2007 - $3,556,834) on the Gramalote property acquisition.

The Company is also responsible for making the following cash payments to the underlying ("original") property vendors with respect to the Miraflores, La Mina, and San Luis properties properties located in Colombia (these payments are at the Company's discretion and are based upon available financial resources and the exploration merits of the properties which are evaluated on a periodic basis):

- Miraflores: (i) 420,000,000 pesos ($197,400*) on October 25, 2007 (paid), (ii) 480,000,000 pesos ($225,600*) on April 25, 2008, (iii) 520,000,000 pesos ($244,400*) on October 25, 2008, (iv) 600,000,000 pesos ($282,000*) on April 25, 2009, (v) 820,000,000 pesos ($385,400*) on October 25, 2009 and (vi) 3,570,000,000 pesos ($1,762,500*) on April 25, 2010.

  ** converted to United States dollars based on the Colombian peso/ United States dollar exchange rate as at August 31, 2007.*

- La Mina: (i) $50,000 on November 20, 2007, (ii) $50,000 on May 20, 2008 and (iii) $1 million thirty days after a pre-feasibility study.

- San Luis: (i) $75,000 on June 6, 2008, (ii) $150,000 on June 6, 2009, (iii) $200,000 on June 6, 2010, (iv) $350,000 on June 6, 2011, (v) $1,625,000 on June 6, 2013.

Liquidity and Capital Resources

At September 30, 2007, the Company had cash and cash equivalents of $2,388,674 and had working capital of $823,735. Subsequent to September 30, 2007, the Company had the following equity placements:

- On October 12, 2007, upon the exercise of options held by the trustees of the B2Gold Corp. Incentive Plan, an aggregate of 4,955,000 common shares were issued to the trustees of the B2Gold Corp. Incentive Plan for gross proceeds of Cdn.$99,100.

- On October 24, 2007, the Company completed a brokered private placement of 15 million common shares at a price of Cdn.$1.00 per share for gross proceeds of Cdn.$15 million. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with this private placement.

- On December 6, 2007, the Company completed its initial public offering. Pursuant to an agreement (the "Underwriting Agreement") dated November 28, 2007, between the Company and Genuity Capital Markets, Canaccord Capital Corporation, GMP Securities L.P., BMO Nesbitt Burns Inc., Orion Securities Inc. and Haywood Securities Inc. (collectively, the "Underwriters"), the Underwriters purchased, in the portions set out in the Underwriting Agreement, an aggregate of 40,000,000 Offered Shares at a purchase price of Cdn.$2.50 per Offered Share, for gross proceeds of Cdn.$100,000,000. The Company paid the Underwriters Cdn.$0.15 per Offered Share purchased by the Underwriters, excluding 6,000,000 Offered Shares purchased by Kinross for which no commission was payable, for an aggregate commission of Cdn.$5,100,000.

  The Company has granted to the Underwriters an Over-Allotment Option, exercisable in whole or in part and from time to time for a period of 30 days following the Closing Date, to acquire up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price. If the Over-Allotment Option is fully exercised for Offered Shares, assuming no further participation by Kinross, the total Underwriters' fee will be Cdn.$6,000,000 and the total net proceeds to the Company will be Cdn.$109,000,000 (before deducting expenses of the Offering).

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 to the accompanying unaudited consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

- Use of estimates;
- Resource properties;
- Future income taxes; and
- Financial instruments.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Resource properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

The Company reviews and evaluates the carrying value of resource property interests when events and circumstances suggest impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, resources and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property interest carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Future income taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial instruments

Effective November 30, 2006, the Company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants.

- *Financial Instruments – Recognition and Measurement (Section 3855)*
  This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income. All financial assets and liabilities are recognized when the entity becomes a party to the contract.

  All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

  - Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

- Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

- All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

- The note receivable from Puma is a "receivable", initially valued at fair value and subsequently measured at amortized cost.

- The Puma Option, is a derivative instrument (as the value of the option changes with the underlying market price of Puma common shares) and as such is classified as held-for-trading. Derivatives are recorded on the balance sheet at fair value with mark-to-market adjustments included in net income/ loss.

- The notes payable to 6674321 Canada Inc. have been designated as "an other financial liability", initially valued at fair value and subsequently measured at amortized cost.

- *Comprehensive Income (Section 1530)*
  Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is appropriate to recognize them in net earnings/ loss. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

- *Hedging (Section 3865)*
  This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Related Party Transactions

As part of the Arrangement between Bema and Kinross and pursuant to the Purchase Agreement, the Company entered into the following agreements with Puma, a company related by way of common directors:

- Management Services Agreement pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel to Puma in consideration for a monthly fee of Cdn.$5,000.

- Exploration management agreement, whereby Puma will reimburse the Company for services supplied in connection with Puma's exploration or development work programs.

During the current period, the Company also provided management, administrative and technical services, on a month-to-month basis, to Victoria Resource Corporation (up to July 2007) and Consolidated Westview Resource Corp. (up to November 2007), companies which were also previously managed by Bema.

The Company had the following transactions and balances with these associated companies (in addition to those transactions already discussed in the sections above):

	$
Consolidated Statement of Operations	
Management fees (Income)	**(48,426)**
Expenses (reimbursed):	
Office and general	**(9,957)**
Salaries and benefits	**(76,699)**
Rent	**(23,896)**
	(158,978)
Consolidated Balance Sheet	
Accounts receivable	**55,059**

At September 30, 2007, the Company owed $1,074,001 in interest-free loans (unsecured with no fixed terms of repayment) to certain officers and shareholders of the Company.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Subsequent event

On November 26, 2007, the Company entered into a non-binding memorandum of understanding ("non-binding MOU") with AGA to terminate AGA's rights to acquire 20% of the voting securities of Andean Avasca Resources Inc. ("AARI") and to terminate the Company's obligations with respect to the listing of AARI's shares on a prescribed stock exchange. AARI indirectly has the right to earn a material interest in a number of properties in Colombia, including Quebradona and Miraflores, pursuant to the terms of a joint venture agreement with AGA. The non-binding MOU sets out an agreement-in-principle between the Company and AGA on several proposed transactions and agreements that would alter the existing relationships between the parties. The non-binding MOU contemplates the parties entering into definitive agreements to effect the following transactions:

- in consideration of the termination of AGA's rights in respect of AARI securities and in consideration of the transfer of other interests of AGA and its subsidiaries in certain mineral prospects in Colombia, the Company would agree to either pay $66,000,000 to AGA or, at the Company's election, issue to AGA 19,900,000 common shares and 9,950,000 warrants to purchase common shares of the Company. The warrants would be exercisable for a three year term at a price equal to Cdn.$3.33 per share.

- AGA would agree to transfer to the Company all of its rights and interests in the Miraflores property so that the Company will own a 100% interest in this property.

- AGA would agree to transfer a 2% interest in the Gramalote property to the Company and will assign all other rights, including its right to acquire an additional 24% interest, in the Gramalote property so that the Company will be entitled to a 51% share interest in Gramalote BVI and Kedahda BVI will own a 49% interest.

- Kedahda BVI would agree to complete its payments to Grupo Nus to earn the 51% interest.

- the Company would take over management of exploration of the Gramalote property and will be responsible for expenditures to complete a feasibility study of the project. AGA will also agree to transfer its interest in certain properties adjacent to the Gramalote property where mineralization is indicated to continue from the Gramalote property.

- the Company would agree to increase the extent of drilling required for it to earn in its interests in properties under the Colombia JVA from 3,000 metres to 5,000 metres.

- new joint venture agreements would be entered into between the Company and AGA in respect of the Gramalote property to replace the association contract and related agreements.

- AGA would be granted rights to qualify a resale of its securities by prospectus and a pre-emptive right to subscribe for securities issued by the Company on the same basis as such issues are made, other than issues made to acquire properties or under employee incentive plans, in order to maintain its percentage ownership of shares of the Company (in the event that AGA receives common shares of the Company pursuant to the non-binding MOU). This right will continue for the lesser of a period of three years or until AGA owns less than 10% of the outstanding shares of the Company.

If the Company proceeds with the transactions and agreements contemplated in the non-binding MOU with AGA, Kedahda BVI will not elect to increase its ownership to 75% and the Company will acquire a 51% interest in Gramalote BVI (consisting of the 25% interest currently held, the 24% Additional Interest, and the 2% interest to be acquired from Kedahda BVI).

Risk and Uncertainties

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the properties in which the Company has an interest have proven or probable reserves or measured, indicated or inferred resources and the proposed programs are an exploratory search for reserves and resources. The mining areas presently being assessed by the Company may not contain economically recoverable volumes of minerals or metals. Should economically recoverable volumes of minerals or metal be found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, which have fluctuated widely in the past, the Company may determine that it is impractical to commence or continue commercial production.

Foreign Countries and Laws and Regulations

The Company has interests in properties that are located in developing countries, including Russia and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Any changes in regulations or shifts in political conditions or attitudes are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Commodity Prices

The profitability of the Company's operations, if established, will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

The Company's revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company's control.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings* of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Outlook

B2Gold's business plan is to identify and acquire early stage mineral exploration properties with high value potential with a focus on gold. The Company intends to target properties with potential to host a minimum of one million ounces of gold. Its primary areas of activity are initially expected to be Colombia and Russia. B2Gold is in the development stage and has no revenue.

The Company was recently incorporated by certain former executives of Bema and expects to capitalize on the extensive collective knowledge, experience and relationships that its management team has created in the mining business over the past 25 years, growing Bema from a junior exploration company to an international, intermediate gold producer. The Company is in the process of advancing its interests in its mineral properties all of which are presently at an early stage of exploration. The Company continues to evaluate other high quality exploration and development opportunities throughout the world. For the coming year, the Company's priorities are to complete its proposed exploration programs, including sampling, metallurgy and drilling, contingent in each case on exploration results, at the Colombian and Russian properties.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 7, 2007, the Company had 132,277,500 common shares outstanding and no preferred shares outstanding.

Caution On Forward-Looking Information

This management's discussion and analysis includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Form 52-109F2 - Certification of Interim Filings

I, Clive Johnson, Chief Executive Officer of B2Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of B2Gold Corp., (the "issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 10, 2007

"Clive Johnson"

Clive Johnson,
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark Corra, Chief Financial Officer of B2Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of B2Gold Corp., (the "issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 10, 2007

"Mark Corra"

Mark Corra,
Chief Financial Officer

2

RECEIVED
2007 DEC 28 A 9:5?

B2GOLD

Not For Dissemination in the United States

B2Gold Corp. Completes IPO and Commences Trading
"We're Back"

Vancouver, December 6, 2007 - B2Gold Corp. (the "Company") is pleased to announce the completion of its initial public offering (the "Offering") of 40,000,000 common shares at a price of CDN$2.50 per share, for gross proceeds of CDN$100 million. The Company's common shares begin trading today on the TSX Venture Exchange under the symbol "BTO".

The Offering was sold through an underwriting syndicate that was led by Genuity Capital Markets., Canaccord Capital Corporation, and GMP Securities L.P. and included BMO Nesbitt Burns Inc., Orion Securities Inc., and Haywood Securities Inc. The Company has granted the underwriting syndicate an over-allotment option to purchase up to 6,000,000 common shares at the price of CDN $2.50 per share. The option is exercisable, in whole or in part, within the next 30 days to cover over-allotments if any, and for market stabilization purposes. If the option is exercised in full, gross proceeds of the Offering will be CDN$115 million.

B2Gold Corp. is a mineral exploration company founded by the former management team of Bema Gold Corporation ("Bema"). Bema, a former NYSE and TSX listed company, grew from a junior explorer to an international gold producer and was acquired by Kinross Gold Corporation ("Kinross") through a CDN$3.5 billion transaction in February 2007. Led by former Bema President and Chief Executive Officer Clive Johnson, B2Gold intends to capitalize on the extensive experience and relationships its management team has developed in the mining business over the past 25 years.

B2Gold's corporate objective is to build an intermediate gold company through exploration and acquisitions. As a private company, B2Gold amassed interests in an impressive portfolio of exploration properties that will be the focus of aggressive exploration and development drilling commencing in early 2008. In addition, the Company continues to pursue numerous exploration and development projects for potential acquisition. The strategy of entrepreneurship and sound corporate practices that defined Bema will continue at B2Gold.

The Company's assets include interests in three projects in Colombia: Gramalote, Quebradona and Miraflores and an interest in one project in far east Russia: Kupol East and West.

The Colombian properties are all part of agreements with AngloGold Ashanti ("Anglo") which has the largest mineral rights land package in Colombia and is currently exploring several targets. Under

a joint venture arrangement with Anglo B2Gold will have the opportunity to acquire more exploration projects in Colombia.

Gramalote

The Gramalote gold property is located approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. Exploration work carried out to date has identified three target types within the Gramalote property including: an advanced phase target that has been tested by 43 drill holes and is ready for pre-feasibility stage drilling at Gramalote Ridge; outlying targets within four to five kilometres of Gramalote Ridge; and various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

B2Gold currently holds a 25% interest in the Gramalote property and has signed a non-binding memorandum of understanding with Anglo to increase B2Gold's interest to 51%.

In the first quarter of 2008 the Company will initiate a program at Gramalote that will include infill and exploration drilling and metallugical testing.

Quebradona

The Quebradona gold-porphyry property is located approximately 60 kilometres south-southwest of Medellin. Quebradona contains at least five early-phase exploration target areas, including La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor over a 6 by 4 kilometre region. Surface exploration, including trenching, completed on the property has returned widespread anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The proposed exploration program is intended to determine the existence of possible large-tonnage, low grade gold deposits that may be amenable to open-pit mining and low cost mineral extraction. Drilling is scheduled to commence in February 2008.

B2Gold currently has the right to earn a 51% interest in the Quebradona property, subject to certain back-in rights of Anglo.

Miraflores

The Miraflores gold property is located approximately 190 kilometres west-northwest of the Colombian capital of Bogota and approximately 55 kilometres north of Pereira, the regional capital of the Department of Risaralda. Various studies of the Miraflores property and its gold contents have been completed in the last 20 years, including studies by the Colombian government and international exploration companies. Initial diamond drilling and metallurgical test work completed have been successful at delineating a significant low-grade medium-tonnage gold occurrence that may be amenable to bulk tonnage mining and mineral extraction techniques.

B2Gold currently has the right to earn a 51% interest in the Miraflores property, subject to certain back-in rights of Anglo, but has signed a non-binding memorandum of understanding with Anglo to increase B2Gold's interest to 100%.

Based on the favourable exploration and metallurgical results to date, B2Gold is conducting additional drilling and metallurgical testing scheduled to commence in the first quarter of 2008.

Kupol East and West

B2Gold has rights to acquire a 37.5% interest, from Kinross, in the Kupol East and West licenses in Chukotka, Russia. These licenses cover the ground surrounding and adjacent to the high grade Kupol gold and silver mine that was being developed by Bema at the time of the Kinross takeover. Kupol is scheduled to commence production in the second half of 2008.

Previous exploration work carried out by Bema and most recently by B2Gold on the Kupol East and West licenses have outlined several mineralized targets that will be further explored through a program of soil sampling, trenching and drilling commencing in spring 2008

B2Gold's President and CEO Clive Johnson commented: "Our management group, Board of Directors and employees are pleased by the positive response to the initial public offering of B2Gold shares. We are committed to building shareholder value through the exploration and development of our impressive portfolio of mineral properties".

On behalf of B2GOLD CORP.

"Clive Johnson"
President, CEO

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371, investor@b2gold.com

Kerry Suffolk
Manager, Investor Relations
604-681-8371, investor@b2gold.com

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Incentive Stock Options Granted

Vancouver, December 7, 2007 – B2Gold Corp. (the "Company") (TSX-V: BTO), announces that pursuant to the Company's stock option plan and subject to any regulatory approvals it is granting 4,955,000 incentive stock options, set at Cdn$2.40 for a period of five years, to non-executive directors, non-executive officers and employees of the Company. It should be noted also that the Company's policy is to not grant stock options to executive directors and officers.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371

Kerry Suffolk
Manager, Investor Relations
604-681-8371

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3

4

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to exemptions from the registration requirements of the U.S. Securities Act and state securities laws, these securities may not be offered or sold within the United States or to or for the account or benefit of a person in the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

PROSPECTUS

<u>*Initial Public Offering*</u> November 28, 2007

B2GOLD

C$2.50

40,000,000 Common Shares

This prospectus qualifies the distribution (the "**Offering**") of 40,000,000 Common Shares (the "**Offered Shares**") in the capital of B2Gold Corp. ("**B2Gold**") to be issued at a price of C$2.50 per Offered Share (the "**Offering Price**"). The Offering Price has been determined through negotiation between Genuity Capital Markets, Canaccord Capital Corporation, GMP Securities L.P., BMO Nesbitt Burns Inc., Orion Securities Inc. and Haywood Securities Inc., (collectively, the "**Underwriters**") and B2Gold. If the Over-Allotment Option (as defined below) is exercised, up to an additional 6,000,000 Offered Shares will be offered by B2Gold.

There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. An investment in the Offered Shares is speculative and involves a significant degree of risk. Investors should carefully review the risk factors outlined in this prospectus under "*Risk Factors*" before purchasing the Offered Shares.

	Price to the Public	Underwriters' Fee(1)	Proceeds to the Company(2)
Per Offered Share	C$2.50	C$0.15	C$2.35
Total Offering(3)	C$100,000,000	C$5,100,000	C$94,900,000

Notes:

(1) Pursuant to the terms and conditions of the Underwriting Agreement, B2Gold has agreed to pay the Underwriters a cash fee (the "**Underwriters' Fee**") equal to 6% of the gross proceeds of the Offering, excluding the 6,000,000 Offered Shares purchased by a subsidiary of Kinross Gold Corporation ("**Kinross**"). See below and "*Plan of Distribution*".

(2) After deducting the Underwriters' Fee and before deducting expenses of the Offering, which are estimated to be C$650,000, which B2Gold will pay from the proceeds of the Offering.

(3) B2Gold has granted to the Underwriters an option (the "**Over-Allotment Option**"), exercisable in whole or in part and from time to time, for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price to cover the over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full for Offered Shares, presuming no further participation by Kinross, the total number of Offered Shares sold under the Offering, the total price to the public, Underwriters' fee and net proceeds to B2Gold, before deducting expenses of the Offering, will be 46,000,000, C$115,000,000, C$6,000,000 and C$109,000,000, respectively. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Shares issuable upon exercise of the Over-Allotment Option. See "*Plan of Distribution*".

The Underwriters, as principals, hereby conditionally offer the Offered Shares, subject to prior sale, if, as and when issued, sold and delivered by B2Gold and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*", and subject to the approval of certain legal matters on behalf of B2Gold by Lawson Lundell LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

The Offering is being made concurrently in each of the provinces of Canada other than Québec. The Offered Shares may also be sold in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act. Subject to applicable law, the Underwriters may also offer the Offered Shares outside of Canada and the United States.

The TSX Venture Exchange has conditionally approved the listing of the Offered Shares. Listing is subject to B2Gold fulfilling all of the requirements of the TSX Venture Exchange, including distribution of the Offered Shares to a minimum number of public security holders.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on December 6, 2007 or on such other date as B2Gold and the Underwriters may agree, but no later than December 23, 2007 (the "**Closing Date**"). Definitive certificates evidencing the Offered Shares will be available at the closing of the Offering.

Subject to applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions may be commenced or discontinued at any time during the Offering. See "*Plan of Distribution*".

Except where the context requires otherwise, references in this prospectus to Offered Shares includes the Offered Shares issued upon exercise of the Over-Allotment Option.

TABLE OF CONTENTS

THIRD PARTY INFORMATION

This prospectus includes market and foreign country data, industry forecasts and information regarding third parties' earlier exploration results at the properties in which B2Gold has an interest, which was obtained from various publicly available sources and other sources believed to be true. Although B2Gold and the Underwriters believe that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified by B2Gold or the Underwriters and neither B2Gold nor the Underwriters assume any responsibility for the accuracy or completeness of such information.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect management's expectations regarding B2Gold's future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this prospectus reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, B2Gold cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the "*Risk Factors*" section of this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause B2Gold's actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although B2Gold has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this prospectus and B2Gold assumes no obligation to update or revise them to reflect new events or circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Lawson Lundell LLP, counsel to B2Gold, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "**Tax Act**"), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and provided the Offered Shares are listed on a prescribed stock exchange (which currently includes the TSX Venture Exchange (the "**TSX-V**")), the Offered Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and, under proposed amendments to the Tax Act, registered disability savings plans.

EXCHANGE RATE INFORMATION

The financial statements included herein are reported in U.S. dollars. References in this prospectus to "$" or to "C$" are to the lawful currency of Canada, references in this prospectus to "pesos" are to the lawful currency of Colombia and references in this prospectus to "US$" are to the lawful currency of United States.

On November 28, 2007, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$1.0093. As of the same date, based on cross rates with the Canadian dollar, one Colombian peso equaled US$0.000483.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering, does not purport to be complete and is qualified in its entirety by, and should be read together with, the more detailed information, financial data and financial statements, including the notes thereto, contained elsewhere in this prospectus. References to the business of the Company include the business conducted by B2Gold and its wholly-owned subsidiaries. References to the "Company" include its wholly-owned subsidiaries as the context requires. For an explanation of certain technical terms used in this prospectus, please see "Glossary of Technical Terms" beginning on page 97 of this prospectus.

THE COMPANY

B2Gold Corp. ("**B2Gold**") is a mineral exploration company focused on the acquisition, exploration and development of interests in precious metals properties worldwide. B2Gold's interests in mineral properties that are considered to be material are its interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia. These properties are at various stages of exploration, either with drilling previously completed on the property or with drill ready targets and drilling scheduled to commence or continue following the completion of the Offering.

In connection with the completion of an arrangement transaction between Bema Gold Corporation ("**Bema**") and Kinross Gold Corporation ("**Kinross**") in February 2007, and the purchase agreement dated December 21, 2006 among B2Gold, Kinross, White Ice Ventures Limited and 6674321 Canada Inc. (the "**Purchase Agreement**"), B2Gold acquired, among other things, all of the issued and outstanding shares of Andean Avasca Resources Inc. ("**AARI**"). AARI indirectly has the right to earn a material interest in a number of properties in Colombia, including Quebradona and Miraflores, pursuant to the terms of a joint venture agreement originally entered into between AngloGold Ashanti Limited ("**AngloGold**"), Sociedad Kedahda S.A., a subsidiary of AngloGold ("**Kedahda**"), Bema and AARI, formerly a wholly-owned subsidiary of Bema. See "*Business of the Company – Colombia Joint Venture Agreement*".

The Purchase Agreement also provides for B2Gold to acquire a 37.5% joint venture interest in the East and West Kupol licenses, which cover property adjacent to the Kupol Mine developed by Bema in the Chukotka Autonomous Region in the Russian Federation. The acquisition of this interest is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the East and West Kupol licenses to a subsidiary of Chukotka Mining and Geological Company and the subsequent acquisition of a 100% interest in the company holding the East and West Kupol licenses by Gazlink Holding Limited, the joint venture company, the indirect shareholders of which are expected to be B2Gold, Kinross and Chukotsnab State Unitary Enterprise or its successor in interest ("**CUE**"). B2Gold and Kinross are currently sharing equally the initial funding of the cost of exploration activities on the East and West Kupol license area. See "*Business of the Company – East and West Kupol Licenses Joint Venture*".

On October 26, 2007, B2Gold entered into a purchase and sale agreement (the "**Gramalote Purchase Agreement**") with respect to the purchase by B2Gold of 25% of the issued and outstanding shares of Gramalote Limited ("**Gramalote BVI**") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "**Grupo Nus**"). Gramalote BVI holds a 100% interest in the Gramalote property (the "**Gramalote Interest**"). Pursuant to the terms of the Gramalote Purchase Agreement, B2Gold has paid an initial US$7,500,000 and will make certain payments and issue certain securities to Grupo Nus, and has agreed to make additional payments or issuances of securities conditional upon an increase in the ownership interest of B2Gold in Gramalote BVI and the determination of certain levels of resources and reserves being present on the Gramalote property. See "*Business of the Company - Agreements Relating to the Gramalote Property*". On November 26, 2007, B2Gold entered into a non-binding memorandum of understanding with AngloGold pursuant to which, if the subject transactions and agreements proceed, among other things B2Gold may be entitled to a 51% share interest in Gramalote BVI. See "*Business of the Company - Interest in the Principal Properties*".

At the Gramalote property, Kedahda has identified three target types, including: an advanced phase target undergoing pre-feasibility stage drilling at Gramalote Ridge, outlying targets within four to five kilometres of Gramalote Ridge, and various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

At the Quebradona property, B2Gold believes that there are at least five early-phase exploration target areas. Surface exploration at the Quebradona property has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The proposed exploration program is intended to determine the existence of possible large-tonnage, low grade deposits that may be amenable to open-pit mining and low cost mineral extraction.

At the Miraflores property, initial diamond drilling and metallurgical test work have been successful at delineating a significant low-grade medium-tonnage gold occurrence that may be amenable to bulk tonnage mining and low cost mineral extraction techniques. Based on the favourable results to date, a proposed exploration program is intended to further evaluate the mineral resource potential of the Miraflores property.

The East and West Kupol licenses are situated around the Kupol mine, on which Kinross and CUE are currently completing construction. Past exploration has identified a number of mineral occurrences proximal to the large Kupol gold-silver deposit including quartz vein systems at Prekup and Dublon and several areas of anomalous soil and rock float geochemistry associated with altered and weakly veined host rocks. A multi-faceted exploration program is planned on the East and West Kupol licenses, including geological mapping, soil sampling, trenching and diamond drilling.

See "*The Colombian Properties*" and "*The Russian Property*".

THE OFFERING

Offering:	40,000,000 Common Shares
Offering Price:	C$2.50 per Common Share
Offering Amount:	C$100,000,000
Over-Allotment Option	B2Gold has granted to the Underwriters an Over-Allotment Option exercisable, in whole or in part and from time to time, for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. See "*Plan of Distribution*".
Shares Outstanding Prior to the Offering:	92,277,500 Common Shares
Shares Outstanding Immediately After the Offering:	132,277,500 Common Shares (138,277,500 Common Shares, if the Over-Allotment Option is exercised in full)

Use of Proceeds:

The net proceeds of the Offering are estimated to be approximately C$94,250,000 (C$108,350,000, if the Over-Allotment Option is exercised in full), after deducting the fees payable to the Underwriters and the estimated expenses of Offering in the amount of C$650,000. The net proceeds of the Offering represent the total funds available to the Company. B2Gold intends to use the net proceeds of the Offering as follows:

	C$ (million)
Exploration programs, including on the:	
Quebradona property	$8.25
Miraflores property	$13.0
Gramalote property	$9.0
East and West Kupol Licenses	$8.2
Miraflores option payments to property owners	$2.9
Evaluations of properties for acquisition purposes	$5.0
Acquisition of interest in Gramalote BVI	$15.0
Repayment of indebtedness incurred in connection with the acquisition of assets under the Purchase Agreement	$14.9
Working Capital and General Corporate Purposes	$18.0
TOTAL	**$94.25**

B2Gold intends to spend the funds available to it as stated in this prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary. The actual use of available funds will vary depending on B2Gold's operating and capital needs from time to time and will be subject to the discretion of the management of B2Gold. See "*Use of Proceeds*".

Summary of Financial Information:

The following table sets forth selected financial information of B2Gold drawn from the consolidated financial statements contained in this prospectus. Readers should review the consolidated financial statements in their entirety for complete financial information relating to B2Gold. This information is presented in accordance with Canadian generally accepted accounting principles. See "*Selected Consolidated Financial Information*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*".

	For the period from inception (November 30, 2006) to August 31, 2007
	US$
Net Loss for Period	(3,915,439)
Basic and Diluted loss per share ($ per share)	(0.40)
Cash and cash equivalents	1,053,251
Total assets	15,003,097
Total long-term liabilities	2,714,435

Risk Factors:

An investment in the Offered Shares should be considered speculative and involves significant risks. Investment in the Offered Shares is suitable only for investors who are willing to risk a loss of their entire investment and can afford to lose their entire investment. Prospective investors should carefully consider and evaluate all risks and uncertainties involved in an investment in the Offered Shares, including risks related to: (i) exploration and mining risks; (ii) foreign countries and mining; (iii) environmental and other regulatory requirements; (iv) joint ventures; (v) additional financing; (vi) principal properties located in remote areas; (vii) infrastructure; (viii) property interests; (ix) loss or inability to acquire mineral properties; (x) dependence on key personnel; (xi) dilution; (xii) conflicts of interest; (xiii) commodity prices; (xiv) insurance and uninsured risks; (xv) competition; (xvi) discretion in the use of net proceeds; (xvii) recent incorporation of B2Gold; (xviii) no history of dividends; (xix) income tax consequences; (xx) no trading history of the Common Shares; (xxi) price volatility in publicly traded securities; (xxii) litigation risk; and (xxiii) the enforcement of civil liabilities. Investors should consult their own professional advisor to assess the investment risk. The risk factors noted above do not necessarily comprise all those faced by B2Gold. See "*Risk Factors*".

THE COMPANY

B2Gold Corp. ("**B2Gold**") was incorporated under the *Business Corporations Act* (British Columbia) (the "**BCBCA**") on November 30, 2006. B2Gold's registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and its head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

B2Gold's strategic focus is to acquire interests in mineral properties with demonstrated potential for hosting gold deposits, to undertake exploration and drilling campaigns to define and develop resources and services on these properties and to develop, construct and operate mines on such properties. The properties in which the Company has an interest are at various stages of exploration, either with drilling having occurred on the property or with drill ready targets and drilling scheduled to commence following the completion of the Offering. The Company's interests that are considered to be material are its interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia. See "*Business of the Company*".

References to the business of the Company include the business conducted by B2Gold and its wholly-owned subsidiaries. References to the "Company" include its wholly-owned subsidiaries as the context requires.

The following is a diagram of the intercorporate relationships among B2Gold and its subsidiaries.


B2GOLD CORP.
100%
100%
100%
Graminvest Ventures Limited (BVI)
BKWE Ventures Limited (BVI)
Andean Avasca Resources Inc. (British Columbia)
25%
99%
37.5%
100%
Gramalote Limited (BVI)(1)
Netscout Limited (Cyprus)
Gazlink Holding Limited (Cyprus)(2)
Colombian Ventures Ltd. (Bermuda)
100%
100%
Kupol Opco (Russia)(2)
Avasca Ventures Ltd. (Bermuda)

Note:

(1) B2Gold has acquired 25% of the shares of Gramalote Limited. It is expected that these shares will ultimately be held directly by Graminvest Ventures Limited.

(2) A subsidiary of Kinross currently holds 100% of the shares of Gazlink Holding Limited. Under the terms of the Purchase Agreement (defined below), B2Gold has the right to acquire a 37.5% joint venture interest in Gazlink Holding Limited, the joint venture company that will hold 100% of the shares of a Russian company that will hold the East and West Kupol licenses.

BUSINESS OF THE COMPANY

The Company is a mineral exploration company focused on the acquisition, exploration and development of interests in precious metals properties worldwide. The Company's interests in mineral properties that are considered to be material are its interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia, each described in detail under "*The Colombian Properties*" and "*The Russian Property*" below. These properties are at various stages of exploration, either with drilling previously completed on the property or with drill ready targets and drilling scheduled to commence or continue following the completion of the Offering.

In connection with the completion of the arrangement transaction between Bema Gold Corporation ("**Bema**") and Kinross Gold Corporation ("**Kinross**") in February 2007, B2Gold acquired the assets described below pursuant to a purchase and sale agreement dated December 21, 2006 (the "**Purchase Agreement**") among Kinross, White Ice Ventures Limited, 6674321 Canada Inc., a wholly-owned subsidiary of Kinross ("**6674321**") and B2Gold. B2Gold acquired, among other things, all of the issued and outstanding shares of Andean Avasca Resources Inc. ("**AARI**"). AARI indirectly has the right to earn a material interest in a number of properties in Colombia, including Quebradona and Miraflores, pursuant to the terms of a joint venture agreement originally entered into between AngloGold Ashanti Limited ("**AngloGold**"), Sociedad Kedahda

S.A., a subsidiary of AngloGold ("**Kedahda**"), Bema and AARI, formerly a wholly-owned subsidiary of Bema. See "*Colombia Joint Venture Agreement*" below.

The Purchase Agreement also provides for B2Gold to acquire a 37.5% joint venture interest in the East and West Kupol licenses, which cover property adjacent to the Kupol Mine developed by Bema in the Chukotka Autonomous Region in the Russian Federation. The acquisition of this interest is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the East and West Kupol licenses to a subsidiary of Chukotka Mining and Geological Company ("**CMGC**") and the subsequent acquisition of a 100% interest in the company holding the East and West Kupol licenses by Gazlink Holding Limited, the joint venture company, the indirect shareholders of which are expected to be the Company, Kinross and Chukotsnab State Unitary Enterprise or its successor in interest ("**CUE**"). The Company and Kinross are currently sharing equally the initial funding of the cost of exploration activities on the East and West Kupol license area.

As partial consideration under the Purchase Agreement, on February 26, 2007, B2Gold issued to 6674321 2,722,500 Common Shares at an issue price of C$0.02 per share, together with promissory notes in the aggregate amount of approximately US$7.4 million. The Company has also reserved for issuance an additional 2,722,500 Common Shares at an issue price of C$0.02 per share, which are expected to be issued to 6674321, together with a promissory note in the aggregate amount of approximately US$7.4 million, upon the completion of the acquisition of the Company's interest in the East and West Kupol licenses.

In connection with the Purchase Agreement, B2Gold also acquired an option to acquire from Bema approximately 35% of the issued and outstanding shares of Consolidated Puma Minerals Corp. ("**Puma**").

B2Gold has granted an option to 6674321 that, in the event of an initial public offering by B2Gold, 6674321 will have the right to purchase the number of Common Shares at the Offering Price such that 6674321 and its affiliates will own up to 19.9% of the issued and outstanding Common Shares. 6674321 has advised B2Gold that it will exercise its option and purchase C$15,000,000 of Offered Shares.

B2Gold also granted 6674321 a pre-emptive right, expiring February 27, 2008, providing that in the event B2Gold proposes to issue Common Shares or other securities issuable into Common Shares, 6674321 will have the right to purchase or acquire such number of Common Shares or other securities, as applicable, such that 6674321 will hold, in the aggregate, on a fully diluted basis, 9.9% of the issued and outstanding Common Shares of B2Gold. Any purchase or acquisition will be on the same terms and price at which the Common Shares or other securities are issued to a third party purchaser.

On February 26, 2007, B2Gold completed a non-brokered private placement of 3,000,999 Common Shares at a price of C$0.02 per share for gross proceeds of C$60,019.98. The private placement was completed with certain directors, officers and employees of B2Gold and other investors. The net proceeds from this private placement were used to fund the start-up costs for B2Gold and for working capital and general corporate purposes.

On June 29, 2007, B2Gold established the B2Gold Corp. Incentive Plan (the "**Incentive Plan**") for the benefit of directors, officers, employees and service providers of B2Gold and issued to the trustees of the Incentive Plan options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were issued to the trustees of the Incentive Plan at a price of C$0.02 for gross proceeds of C$99,100. Such shares are currently held in trust by the trustees for future beneficiaries under the Incentive Plan.

On July 25, 2007, B2Gold completed a non-brokered private placement of 41,599,000 Common Shares at a price of C$0.02 per share for gross proceeds of C$831,980. The private placement was completed with certain directors, officers and employees of B2Gold and other investors. The net proceeds from this private placement and the Common Shares issued on October 12, 2007 were used to fund the start-up costs for B2Gold and for working capital and general corporate purposes.

On August 21, 2007, B2Gold entered into a binding memorandum of understanding with respect to the purchase by B2Gold of 25% of the issued and outstanding shares of Gramalote Limited ("**Gramalote BVI**") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "**Grupo Nus**"). Gramalote BVI holds a 100% interest in the Gramalote property (the "**Gramalote Interest**"). See "*Agreements Relating to the Gramalote Property*" below.

On September 20, 2007, B2Gold completed a non-brokered private placement of 25,000,000 common shares at a price of C$0.40 per share for gross proceeds of C$10,000,000. The private placement was completed with certain directors, officers and employees of B2Gold and other investors. The net proceeds from this private placement are being used to partially fund

the acquisition by B2Gold of a 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

On October 24, 2007, B2Gold completed a brokered private placement of 15,000,000 Common Shares at a price of C$1.00 per share for gross proceeds of C$15,000,000. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with the private placement. The net proceeds from this private placement have been used and will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

On October 26, 2007, B2Gold entered into a definitive purchase and sale agreement with Grupo Nus in respect of the sale of the shares of Gramalote BVI held by Grupo Nus to B2Gold (the "**Gramalote Purchase Agreement**") and paid to Grupo Nus the consideration payable in respect of the first stage of closing under the Gramalote Purchase Agreement.

Properties Overview

The Gramalote property is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. Initial reconnaissance prospecting initiated in 1995 by Metallica Resources Inc. identified the large-tonnage bulk-mineable potential of the Gramalote Ridge area. Subsequent exploration managed by Kedahda confirmed this potential and identified additional outlying gold anomalies in the area surrounding the Gramalote Ridge mineral system. The exploration by Kedahda has identified three target types within the Gramalote property including: an advanced phase target undergoing drilling at Gramalote Ridge; outlying targets within four to five kilometres of Gramalote Ridge and; various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

The Quebradona property is located approximately 220 kilometres northwest of the Colombian capital of Bogota and approximately 60 kilometres south-southwest of Medellin. The Quebradona property contains at least five early-phase exploration target areas, including La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor. Surface exploration at the Quebradona property completed by Kedahda and the Company has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The proposed exploration program is intended to determine the existence of possible large-tonnage, low grade deposits that may be amenable to open-pit mining and low cost mineral extraction.

The Miraflores property is located approximately 190 kilometres west-northwest of the Colombian capital of Bogota and approximately 55 kilometres north of Pereira, the regional capital of the Department of Risaralda. Various studies of the Miraflores property and its gold contents have been completed over the last 20 years, including studies by the Colombian government and international exploration companies. Initial diamond drilling and metallurgical test work completed by Kedahda and the Company have been successful at delineating a significant low-grade medium-tonnage gold occurrence that may be amenable to bulk tonnage mining and low cost mineral extraction techniques. Based on the favourable results to date, the proposed exploration program is intended to further evaluate the mineral potential of the Miraflores property.

The East and West Kupol licenses are located in eastern Russia approximately 220 and 200 kilometres, respectively, southeast of the city of Bilibino and approximately 410 and 430 kilometres, respectively, northwest of Anadyr, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Region. The licenses cover a combined area of approximately 425 square kilometres and are situated around the Kupol mine that is currently being constructed by Kinross and CUE. Past exploration by Anyusk State Mining and Geological Company has identified a number of mineral occurrences proximal to the large Kupol gold-silver deposit, including quartz vein systems at Prekup and Dublon and several areas of anomalous soil and rock float geochemistry associated with altered and weakly veined host rocks. A multi-faceted exploration program is planned on the East and West Kupol licenses, including geological mapping, soil sampling, trenching and diamond drilling.

Business Strengths and Objectives

The Company's principal objectives are to:

- identify and acquire mineral exploration properties that possess high value potential with a focus on gold;
- target properties that have the potential to host deposits with a minimum of 1 million ounces of gold;
- evaluate pre-development plans and proposals and identify assets that may be acquired to increase shareholder value; and
- focus primarily (but not exclusively) on Colombia, Russia and countries of the former Soviet Union.

The Company believes that the following business strengths will help to achieve its objectives:

- the experience of its senior management team that was responsible for building Bema from a junior exploration company into an intermediate international gold producer which culminated in the take over of Bema by Kinross in February 2007 for approximately US$3 billion;
- the extensive experience of the senior management team in raising funds in both the capital and debt markets, including the arrangement of a project loan of US$425 million for the development of the Kupol mine;
- the material properties of the Company are located in known mineral trends, including the East and West Kupol license located adjacent to the former Bema's Kupol mine;
- an experienced exploration staff led by Tom Garagan; and
- the extensive contacts of the senior management team throughout the Russian Federation and the credibility gained by the team with contacts throughout the former Soviet Union while operating in Russia with Bema.

Interest in the Principal Properties

Colombia Joint Venture Agreement

On November 8, 2006, AngloGold, Kedahda, Bema and AARI entered into a Relationship, Farm-out and Joint Venture Agreement (the "**Colombia JV Agreement**"). On February 26, 2007, in connection with the arrangement transaction between Bema and Kinross, and pursuant to the terms of the Purchase Agreement, the Company acquired all of the shares of AARI and all of the rights and obligations of Bema under the Colombia JV Agreement were assigned to, and assumed by, the Company. On September 28, 2007, the area of mutual interest was expanded to include Southern Colombia and now encompasses 220,000 square kilometres. The Colombia JV Agreement provides that AARI may earn a joint venture interest in certain properties located in the area of mutual interest by performing exploration work, including drilling, on the following properties: Miraflores, La Mina, Quebradona, Narino and San Luis (collectively the "**Colombian Properties**" and each a "**Colombian Property**"). AARI may earn an interest in one or more of these Colombian Properties by advancing that property to the drilling stage and completing a minimum of 3,000 metres of drilling within two years of inclusion of the Colombian Property under the Colombia JV Agreement, or as such date may otherwise be extended.

Upon completing these requirements (the "**Earning Requirements**") in respect of a Colombian Property, the Colombia JV Agreement provides that AARI and AngloGold shall form a joint venture in respect of that property, whereby AARI and AngloGold will be entitled to 51% and 49% interests, respectively, in the Colombian Property, subject to certain options of AngloGold. In addition to the Earning Requirements, certain mineral tenures that are part of the Colombian Properties are the subject of options to purchase from third parties, which provide for the payment of additional funds to the third parties to obtain a 100% interest in the mineral tenure. See "*The Colombian Properties*" for further discussion relating to such payments.

The Colombia JV Agreement provides that AARI shall be the exploration manager for the project at each Colombian Property for the time period commencing when AARI is granted access to the Colombian Property and ending on the date which is the earliest of: two years from of the access date; the completion by AARI of certain work obligations; or the withdrawal by AARI from the project.

Under the Colombia JV Agreement, once AARI has completed its Earning Requirement, AngloGold will have the following options for each Colombian Property: (a) to contribute to project expenditures based on a 51% interest (and manage the project); (b) to fund all project expenditures including AARI's share to the completion of a feasibility study; (c) to contribute to project expenditure based on its 49% interest in the Colombian Property; or (d) not to contribute to project expenditure.

If AngloGold elects either option (a) or (b) above, it will be the joint venture manager for the project. Furthermore, AngloGold's interest will be adjusted such that under option (a) AngloGold will be entitled to a 51% interest, and under option (b) AngloGold will be entitled to a 65% interest in the Colombian Property. If AngloGold elects either option (c) or (d), AARI will be the joint venture manager of the project and will maintain at a minimum its 51% interest in the Colombian Property, subject to further adjustment. If either party elects not to contribute funds to a program, their interest will be reduced according to a standard dilution formula outlined in the Colombia JV Agreement.

Upon formation of a joint venture with respect to any Colombian Property, a joint venture management committee will be formed, with each of AngloGold and AARI providing two representatives. The joint venture management committee is required to, among other things, provide direction to and review the conduct of the joint venture manager. The joint venture management committee is required to meet at least once every three months, and AngloGold and AARI are entitled to the number of votes at each meeting which is equal to their respective interests in the Colombian Property at the time of the meeting.

Subject to a sole funding election by AngloGold, the Colombia JV Agreement provides that each of the parties must make contributions to meet project expenditures based on their respective interests in the joint venture for each Colombian Property. Adjustments to each party's interest in each Colombian Property are made upon the occurrence of various events, including the failure of either AngloGold or AARI to provide required cash contributions in amounts determined by each party's respective interest in that particular Colombian Property. In the event that either party's interest is reduced to 5% or less, such party will be deemed to no longer have a beneficial ownership in that Colombian Property, but will instead be entitled to receive a royalty equal to 2% of the net profit generated from the sale of any minerals from that Colombian Property.

The Colombia JV Agreement also provides for certain potential rights between the parties to acquire additional interests in other AngloGold and third-party properties within the 220,000 square kilometre area of mutual interest in Colombia. AngloGold has agreed to offer the Company its interest or rights to an interest in other joint ventures if it elects not to pursue such projects and to offer the Company a 51% interest in AngloGold projects in which it has expended at least US$1,000,000 and has discontinued exploration. The Company can earn a 51% interest in such projects by expending an amount at least equal to the greater of the previous AngloGold expenditures on the project or US$1,000,000 within two years of the offer date. The Company is required to advise Kedahda, a subsidiary of AngloGold, of mining opportunities presented to the Company within the area of mutual interest and Kedahda will have an opportunity to acquire a 75% interest should it choose to participate in a joint venture with respect to any such opportunity.

Under the terms of the Colombia JV Agreement, the Company is required to use its reasonable commercial efforts, until November 8, 2008, to cause AARI to seek a listing on a prescribed stock exchange (as such term is defined in the Tax Act). In connection with the Company's obligation to seek a listing of AARI, the Company granted AngloGold the option to acquire up to 20% of the voting securities of AARI on a fully diluted basis immediately following listing on a stock exchange, together with one-half of a purchase warrant for each voting security offered to AngloGold (with each such whole purchase warrant exercisable at an exercise price that is 33% above the Offering Price for a period of three years from the date of listing on a stock exchange). The voting securities and purchase warrants would be issued and allotted for no further consideration other than providing the Company the right to acquire interests in the Colombian Properties as provided for in the Colombia JV Agreement. At this time, no steps have been taken to cause AARI to pursue a listing on a prescribed stock exchange.

Agreements Relating to the Gramalote Property

On August 21, 2007, the Company entered into a binding memorandum of understanding with respect to the purchase by the Company of 25% of the issued and outstanding shares of Gramalote BVI from Grupo Nus. In connection with the execution of the Gramalote memorandum of understanding, the Company paid US$3,500,000 to Grupo Nus and in exchange Grupo Nus issued a US$3,500,000 promissory note in favour of the Company (the "**Promissory Note**"). The Promissory Note had a maturity date of August 20, 2008 and bore interest at the prevailing prime rate plus 2%. The Promissory Note was secured by certain charges on mining concessions and the pledge of 25,000 Series A shares in the capital of Gramalote BVI owned by Grupo Nus.

Grupo Nus and Compania Kedahda Ltd., a subsidiary of AngloGold ("**Kedahda BVI**"), entered into an Association Contract for the Exploration of Mining Titles in Colombia (the "**Association Contract**") on July 18, 2005 relating to the possible exploitation and development of certain properties within the municipalities of San Roque and San Jose del Nus, Colombia. Pursuant to the terms of the Association Contract, Grupo Nus and Kedahda BVI incorporated Gramalote BVI under the laws of the British Virgin Islands. Grupo Nus and Kedahda BVI entered into a shareholders agreement dated March 14, 2006 to govern the control and operation of Gramalote BVI and the implementation of the particulars of each of the Association Contract, the Escrow Agreement and the Exploration Agreement (as described below) (the "**Gramalote Shareholders Agreement**").

Under the terms of the Gramalote Shareholders Agreement, Gramalote BVI was authorized to issue a maximum of 100,000 shares, of which 75,000 Series B shares were issued to Kedahda BVI and 25,000 Series A shares were issued to Grupo Nus. Under the Gramalote Shareholders Agreement, Kedahda BVI may obtain a 51% ownership interest in Gramalote BVI upon the completion of: (a) a subsidiary of Kedahda BVI fulfilling work-in expenditures totalling US$2,500,000; and (b) Kedahda BVI making two payments of US$500,000 each to Grupo Nus on or before January 18, 2008 and July 18, 2008.

Grupo Nus, Kedahda BVI and Maitland & Co. entered into an escrow agreement (the "**Gramalote Escrow Agreement**") dated March 14, 2006 dealing with the respective shares of Grupo Nus and Kedahda BVI in Gramalote BVI. Under the terms of the Gramalote Escrow Agreement, all of the shares (Series A and Series B) in Gramalote BVI were delivered to the escrow agent and the escrow agent was instructed to re-distribute the shares, such distribution to be dependent on Kedahda BVI making certain payments and completing various exploration commitments and whether or not Kedahda BVI chooses to continue with its obligations under the Association Contract.

Kedahda, Kedahda BVI and Gramalote BVI also entered into an Exploration and Development Agreement (the "**Exploration Agreement**") on March 14, 2006 to establish, among other things, the manner in which to implement the development of certain mining interests relating to the Gramalote property.

The Gramalote Shareholders Agreement provides that upon Kedahda BVI obtaining a 51% ownership interest in the Gramalote BVI, Kedahda BVI will have the option to acquire an additional 24% ownership interest in Gramalote BVI (the "**Additional Interest**") by completing a feasibility study and paying to Grupo Nus US$15,000,000 on or before July 17, 2010. In addition, the Gramalote Shareholders Agreement grants Kedahda BVI a right of first refusal (the "**Kedahda ROFR**") over the transfer of Grupo Nus' shares in Gramalote BVI to the Company.

With respect to the proposed transfer of Grupo Nus' interest in Gramalote BVI to the Company, the Company provided Kedahda BVI with notice of the proposed transfer on August 21, 2007. Kedahda BVI did not elect to exercise the Kedahda ROFR prior to the expiry of the 60 day period that ended on October 22, 2007. On October 26, 2007 the Company and Grupo Nus entered into the Gramalote Purchase Agreement, which sets out the terms and conditions governing the sale by Grupo Nus to the Company of the shares of Gramalote BVI held by Grupo Nus. In connection with the first stage of closing under the Gramalote Purchase Agreement, the Company has paid an amount of US$7,500,000 to Grupo Nus, consisting of a cash payment of US$4,000,000 and the satisfaction and cancellation of the US$3,500,000 owing by Grupo Nus to the Company under the Promissory Note.

Under the terms of the Gramalote Purchase Agreement, the Company is required to pay Grupo Nus an additional US$7,500,000 on or before 180 days from the initial closing date. In addition, upon completion of the Offering, and subject to the satisfaction of the conditions and approval of the TSX-V, the Company has agreed to issue share purchase warrants (the "**Warrants**") that will entitle Grupo Nus to purchase C$5,000,000 worth of the Company's Common Shares (based on the Offering Price). The Warrants will be exercisable at a price equal to the Offering Price for a period of three years from the date of issue.

In the event that Kedahda BVI does not increase its ownership interest in Gramalote BVI from 51% to 75% as contemplated in the Gramalote Shareholders Agreement prior to the earlier of: (a) July 18, 2010 and the completion of a positive feasibility study on the Gramalote property; and (b) the waiver by Kedahda BVI of its rights to increase its ownership interest in Gramalote BVI before July 18, 2010 (the "**Kedahda Option Exercise Date**"), the Company will have the option (the "**B2Gold Option**") to acquire the Additional Interest by paying to Grupo Nus US$7,500,000 within 60 days from the Kedahda Option Exercise Date (the "**B2Gold Option Exercise Date**"). The US$7,500,000 payment may be made either in cash or Common Shares, at the option of the Company. If the payment is paid in Common Shares, the price per share will be equal to the average closing price of the Common Shares on the TSX-V for the 20 days immediately preceding the payment date.

If the Company does not exercise the B2Gold Option, Grupo Nus is required to elect, within 60 days from the B2Gold Option Exercise Date, either to assume the contributions and other obligations in respect of the Additional Interest, or to allow the Company to retain (at no charge to the Company) the Additional Interest and assume all contributions and other associated obligations.

In the event that the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the Company will be required to pay to Grupo Nus the US$15,000,000 that in certain circumstances would otherwise be payable by Kedahda BVI to Grupo Nus, less any amounts paid by the Company to Grupo Nus in connection with the acquisition of the Additional Interest by the Company. The US$15,000,000 payment (less any such credits) is to be made on the first to occur of: (a) July 18, 2010; or (b) the completion of a positive feasibility study on the Gramalote property.

In addition, the Company will be required to pay Grupo Nus US$10.00 per ounce of gold for 25% of that number of ounces of gold in excess of 1,000,000 proven and probable ounces of gold reserves determined to exist within the Gramalote property. If the Company acquires the Additional Interest, the Company will be required to pay US$10.00 per ounce of gold for 49% of that number of the excess ounces. The reserves are to be recalculated, and additional payments are to be made, if necessary, every two years.

Potential Amendments to Colombia JV Agreement and Gramalote Agreements

On November 26, 2007, the Company entered into a non-binding memorandum of understanding ("**MOU**") with AngloGold to terminate AngloGold's right to acquire 20% of the voting securities of AARI and to terminate B2Gold's obligation with respect to the listing of AARI's shares.

The MOU sets out an agreement-in-principle between the Company and AngloGold on several proposed transactions and agreements that would alter the existing relationships between the parties. The MOU contemplates the parties entering into definitive agreements to effect the following transactions:

- in consideration of the termination of AngloGold's rights in respect of AARI securities and in consideration of the transfer of other interests of AngloGold and its subsidiaries in certain mineral prospects in Colombia, the Company would agree to either pay C$66,000,000 to AngloGold or, at the Company's election, issue to AngloGold 19,900,000 common shares and 9,950,000 warrants to purchase common shares of the Company. The warrants would be exercisable for a three year term at a price equal to $133^{1/3}$% of the Offering Price.

- AngloGold would agree to transfer to the Company all of its rights and interests in the Miraflores property so that the Company will own a 100% interest in this property.

- AngloGold would agree to transfer a 2% interest in the Gramalote property to the Company and to assign all other rights in respect of Gramalote BVI, including its right to acquire an additional 24% interest, so that the Company will be entitled to a 51% share interest in Gramalote BVI and Kedahda BVI will own a 49% interest (see "*Agreements Relating to the Gramalote Property*" above for further information on this project and related agreements).

- Kedahda BVI would agree to complete its payments to Grupo Nus to earn the 51% interest as provided for in the Association Contract.

- the Company would take over management of exploration of the Gramalote property and will be responsible for expenditures to complete a feasibility study of the project.

- AngloGold would agree to transfer its interest in certain properties adjacent to the Gramalote property where mineralization is indicated to continue from the Gramalote property.

- the Company would agree to increase the extent of drilling required for it to earn in its interests in properties under the Colombia JV Agreement from 3,000 metres to 5,000 metres.

- new joint venture agreements would be entered into between the Company and AngloGold in respect of the Gramalote property to replace the Association Contract and related agreements.

- AngloGold would be granted rights to qualify a resale of its securities by prospectus and a pre-emptive right to subscribe for securities issued by the Company on the same basis as such issues are made, other than issues made to acquire properties or under employee incentive plans, in order to maintain its percentage ownership of shares of the Company (in the event AngloGold receives common shares of the Company pursuant to the terms of the MOU). This right will continue for the lesser of a period of three years or until AngloGold owns less than 10% of the outstanding shares of the Company.

If the Company proceeds with the transactions and agreements contemplated in the MOU with AngloGold, Kedahda BVI will not elect to increase its ownership to 75% and the Company will acquire a 51% interest in Gramalote BVI, consisting of the 25% interest currently held, the 24% interest to be acquired by exercise of the B2Gold Option, and the additional 2% interest to be acquired from Kedahda BVI.

East and West Kupol Licenses Joint Venture

The Company is in the process of settling a joint venture agreement (the "**Kupol JV Agreement**") relating to the exploration, development and mining of gold and silver in the Chukotka Autonomous Region in northeastern Russia in the area covered by the East and West Kupol licenses.

Provided that final agreement is reached on the Kupol JV Agreement and certain conditions to closing are fulfilled, it is anticipated that the East and West Kupol licenses will be held indirectly by a special purpose vehicle ("**Kupol JVCo**"), the indirect shareholders of which are expected to be a subsidiary of Kinross as to 37.5%, the Company as to 37.5% and CUE (or its successor in interest) as to 25%. Kinross and the Company are currently in negotiations with CUE to reach agreement regarding the nature and extent of CUE's ownership in Kupol JVCo. Upon completion of the Kupol JV Agreement transaction, a subsidiary of the Company will acquire its 37.5% interest in Kupol JVCo by paying to a subsidiary of Kinross US$7.5 million (consisting of cash, debt and shares of the Company) plus 50% of the fair market value of the equipment and other assets relating to the East and West Kupol licenses.

Kinross and the Company, as between themselves, have settled the terms of the Kupol JV Agreement to be entered into among a subsidiary of Kinross, the Company and CUE (or its successor in interest), which are as follows:

(a) the Company, as operator, will subcontract with the company that holds the East and West Kupol licenses to carry out exploration under the East and West Kupol licenses;

(b) the Company and Kinross (through subsidiaries) will fund equally the exploration of the properties covered by the East and West Kupol licenses, with a commitment to fund, US$10,000,000 each and US$20,000,000 in aggregate in the funding period ending December 31, 2009;

(c) following the initial funding period, Kinross, the Company and CUE (through subsidiaries) will each fund future exploration relating to the East and West Kupol licenses *pro rata* according to their respective interests in Kupol JVCo (or else have such interest diluted);

(d) Kinross, the Company and CUE (through subsidiaries) will have mutual rights of first refusal with respect to their respective interests in Kupol JVCo; and

(e) Kinross, the Company and CUE (through subsidiaries) will share, in accordance with their *pro rata* interests in Kupol JVCo, all exploration, development or mining opportunities within a 100 kilometre radius of the Kupol mine site, exclusive of the approximately 17 square kilometre area of the license relating to the Kupol mine.

<u>Kupol JV Agreement</u>

The following is a summary of the principal terms of the Kupol JV Agreement, in addition to those referred to in the previous section. The Company's share of the required US$20,000,000 aggregate initial capital contribution is expected to be US$10,000,000. Capital calls will be generally made to all shareholders of Kupol JVCo on a quarterly basis pursuant to approved budgets and programs. Upon receipt of a capital call, a shareholder may elect not to contribute all or any portion of its *pro-rata* share, in which case that shareholder's ownership percentage will be diluted accordingly. If a shareholder holds less than 10% of the shares of Kupol JVCo that shareholder will be deemed to have granted to the other shareholders, on a *pro rata* basis, the right to purchase at fair market value the remaining shares held by that shareholder.

Kupol JVCo will hold all of the shares of "**Kupol Opco**", the Russian operating company that will hold the East and West Kupol licenses and related exploration assets. Kupol Opco will enter into project management agreements with respect to the development and mining of any deposits located within the East and West Kupol licenses area that will set forth the terms, conditions, rights and obligations of Kupol Opco, the project manager and any other party to the project management agreement. Prior to the completion of a pre-feasibility study, the Company (or a subsidiary) will act as project manager. Following completion of a positive pre-feasibility study, a subsidiary of Kinross will act as project manager.

If one or more shareholders propose to sell, in a single transaction or two or more related transactions, more than 50% of the shares of Kupol JVCo to a third party purchaser, the non-selling shareholder will have the right to have its shares purchased as part of the transaction on the same terms and conditions as the selling shareholder(s).

The board of directors of Kupol JVCo is expected to consist of two nominees of a Kinross subsidiary, two nominees of the Company's subsidiary and one nominee of CUE (or its successor in interest). Nomination rights are reduced or eliminated if a shareholder's percentage interest falls below certain thresholds.

Matters that require approval of the board generally require approval by simple majority vote for normal course business and the approval of at least four directors for certain reserved matters, including decisions regarding borrowing, investment, financial matters and funding (including approval of joint venture budgets and programs). If any shareholder should acquire more than 50% of the shares of Kupol JVCo, then, except for specified fundamental matters, all matters to be approved by the board of directors will be a simple majority of directors present at a meeting and a quorum for a board meeting will be a simple majority of all directors.

Matters that require approval of the shareholders of Kupol JVCo will require approval by a simple majority for ordinary business and a majority vote of 66⅔% for certain reserved matters, including amendment of articles or share rights, issuance of shares, delegation of director's powers, disposition of substantially all assets, business combinations or dissolution, and fundamental changes to the business.

If at any time, one shareholder holds more than 50% of the shares of Kupol JVCo, certain matters will require a supermajority vote of 66⅔%, including commencing development or mining of a new deposit, disposition of the East or West Kupol licenses or the shares of Kupol Opco, approving acquisitions or dispositions of assets exceeding an agreed upon threshold, entering into financing arrangements exceeding an agreed upon threshold, approving the admission of a new shareholder and entering into a related-party transaction exceeding an agreed upon threshold.

Trends

The Company anticipates that it will continue to experience net losses as a result of ongoing exploration and general corporate and administrative costs and expenses until such time, if any, as revenue generating activity is commenced. The Company's future financial performance is dependent on many external factors. Both the prices of, and the markets for, minerals are volatile, difficult to predict and subject to changes in domestic and international political, social and economic environments. These circumstances and events could materially affect the future financial performance of the Company. The Company is not currently aware of any trend, event or uncertainty that can reasonably be expected to have a material adverse effect on the business, financial condition, or operating results of the Company other than as described in this prospectus and, in particular, under the headings "*Risk Factors*" and "*Forward-Looking Statements*".

Competitive Conditions

The Company competes with many other entities engaged in the mineral exploration business in the search for, and the acquisition of, mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. The Company also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Employees

At the time of completion of the Offering, the Company will have 32 full time employees and will make use of a variable number of consultants as required for its operations. The Company is subject to the applicable labour laws and regulations in the countries of employment. None of the Company's employees is covered by a collective agreement.

MINING IN COLOMBIA

General Information

Colombia is a democratic republic located in the northwest part of South America whose capital and principal city is Bogotá. Foreign investment is subject to the same treatment as domestic investment. Most sectors are open to foreign investment with the exception of defense, national security and some activities related to toxic waste and real estate. Foreign investors must register their investments. Profits associated with registered foreign investments can be remitted in convertible currency. There is no limitation on the repatriation of capital or profits.

Colombian source income received by branches of foreign companies is subject to income tax at a rate of 34% of profits plus a surcharge, applicable for 2007, and a rate of 38.5% in 2008. The tax is payable on non-recurring profits received by foreign branches in Colombia.

Mining Industry

Mining activities in Colombia are regulated by the Mining Code. Foreign individuals and companies may apply for and hold mining title on the same basis as local investors. Surface rights are not governed by the Mining Code and must be acquired directly from the surface rights holders.

The 1988 Mining Code establishes four types of mining title: permits, exploration licenses, exploitation licenses and concession contracts. An exploration license grants the holder the exclusive right to perform, in a prescribed area, work directed to identifying commercially exploitable mineral deposits and reserves. There are three types of exploration licenses: small, medium, and large mining activity licenses. The type of exploration license is determined by the anticipated volume or tonnage of materials to be extracted from the mine to be developed on the property. During the term of the exploration license, reports on work performed on the property must be filed with the Ministry of Mines and Energy. The Ministry of Mines and Energy subsequently makes a definitive project classification based on the information field. The Ministry of Mines and Energy has the right to reclassify the project every five years during the exploration phase. There is a maximum size area for each type of exploration license. The term of an exploration license is determined by the area covered as follows:

Original Area	Type	Term	Extension
Up to 100 hectares	Small	1 year	1 year
100 hectares up to 1,000 hectares	Medium	2 years	1 year
1,000 hectares or more	Large	5 years	N/A

On expiry of an exploration license for small mining activity and any extensions thereof, the license can be converted, on compliance with prescribed conditions, into any exploitation license. An exploitation license has a term of ten years. On its expiry, the holder can apply for a ten year extension or conversion of the license into a concession contract. On expiry of an exploration license for medium and large mining activities and any extensions thereof, the license is required to be converted to a mining concession on compliance with prescribed conditions. There are two types of mining contracts: concession contracts issued by the Ministry of Mines and Energy and those contracts issued by entities to which the Ministry of Mines and Energy has assigned its rights. A concession contract gives the holder the exclusive right to extract certain minerals and conduct the activities necessary for exploitation, transport and shipment of the same. Concession contracts have a term of 30 years.

There are various government fees and royalties payable by mining titleholders. Holders of exploration licenses for large mining activities must pay a fee equal to the prescribed minimum daily wage multiplied by the number of hectares covered by the license. The fee is payable annually until the commencement of commercial production from the property. As of 2002, on commencement of production, a royalty is payable at an effective rate of 4% of the London gold price on the ounces produced. For underground mines, the royalty is payable when annual production exceeds 8,000 tonnes and, for open-pit mines, when annual production exceeds 250,000 cubic metres.

In June of 2001, a new Mining Code was enacted that somewhat simplifies and streamlines procedures for concessions. The separation of concessions into three different levels for small, medium and large mining no longer exists. There is now only one title which, once issued, has a duration of 30 years and can be extended a further 30 years, and further first rights for subsequent periods of 30 years. Within the first 30 year period, there is an exploration phase of three years with a further two

year extension. This is followed by a construction phase of three years with a further one year extension. Despite these time limits, mining can start any time within this phase. To obtain the requisite permits to explore and mine the necessary environmental plans and report studies need to be presented and approved. Companies were allowed to elect to maintain existing claims under the 1988 law or elect to comply with the new law.

Environmental Policy

With respect to environmental issues, mining companies in Colombia are subject to the authority of the Ministry of the Environment, the Regional Development Companies and certain municipalities and metropolitan districts. However, the National Code of Renewable Natural Resources and Environmental Protection forms the basis of environmental policy in Colombia and there is an interest in preserving natural resources from development activities. The Colombian Mining Law 685 of 2001 requires an environmental mining insurance policy for each concession contract. In addition, this provision requires that an environmental impact study be presented at the end of the exploration phase if the concession is to proceed to the construction phase, and this must be approved and an environmental license issued before the exploitation phase can begin. Exploration activities require an environmental management plan and a superficial water concession. Exploitation may require additional permits, including an environmental license, a permit for springs, a forest use permit, a certificate of vehicular emissions, an emissions permit and a river course occupation permit.

Where there is a breach of environmental laws, an affected third party or the government may initiate judicial action against a polluting entity, including actions for protection of civil rights, civil liability lawsuits, class actions, group actions, executive or police measures and criminal filings. Environmental laws are a matter of public interest and are not subject to settlement. Historically, environmental authorities have taken a relaxed approach in the enforcement of environmental regulations. Recently, growing concern with respect to the environmental sustainability of projects, undertakings and industrial activities has resulted in increased enforcement and prosecution. Sanctions include daily penalties, suspension or revocation of the license, concession, permit, or authorization, temporary or final closure of the establishment, work demolition at the cost of the infringer, and confiscation of products or implements used to commit infringement.

THE COLOMBIAN PROPERTIES


Gramalote
Medellin
Quebradona
Miraflores
Bogota
San Luis
Narino
0 100 200
kilometers

Dahrouge Geological Consulting Ltd. was retained by the Company to complete an assessment of the Gramalote, Quebradona and Miraflores properties, and the information in this section in respect of these properties is derived, or is extracted from the following technical reports (collectively, the "**Colombian Technical Reports**"), which were prepared by Dahrouge Geological Consulting Ltd. in compliance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**"):

(a) "Summary Report on the Gramalote Property" dated October 22, 2007 prepared by John Gorham, P. Geol.;

(b) "Summary Report on the Quebradona Property" dated October 22, 2007 prepared by John Gorham, P. Geol. and Jody Dahrouge, P. Geol.; and

(c) "Summary Report on the Miraflores Property" dated October 22, 2007 prepared by John Gorham, P. Geol.

John Gorham, P. Geol. and Jody Dahrouge, P. Geol., of Dahrouge Geological Consulting Ltd., the authors of the Colombian Technical Reports, are each a "qualified person" and "independent" as these terms are defined in NI 43-101. All figures and tables contained herein have been extracted from the Colombian Technical Reports.

Complete copies of the Colombian Technical Reports have been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and will be available for inspection at the offices of the Company's solicitors, Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, by appointment during normal business hours during the distribution hereunder and for a period of 30 days thereafter, as well as under the Company's profile on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") database on the Internet at www.sedar.com upon the effective date of the prospectus.

Gramalote Property

Property Description and Location

The Gramalote property is located within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia, approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin.

The Gramalote project area is covered by 15 contiguous claim blocks totalling 27,112.08 hectares. The claim blocks presently include two valid exploitation licenses totalling 107.98 hectares, one valid exploration license totalling 2,292.81 hectares, six registered concession contracts totalling 6,957.09 hectares, two non-registered concession contracts totalling 2,918.62 hectares, one granted "free area" concession application totalling 9,206.82 hectares and three concession applications totalling 5,685.56 hectares. The entire area of the claim blocks is located within a 17,500 square hectare area of interest, which defines the Gramalote property area for the purposes of the Association Contract between Kedahda BVI and Grupo Nus. The claims are registered, or are in the process of being registered, in the name of the Gramalote Colombia Limited ("**Gramalote Branch**"), the Colombian branch of Gramalote BVI that has been formed to hold each of the Gramalote mineral claims.

Under Colombian mining law, a concession contract consists of exploration and exploitation terms. The exploration term, once the contract is registered, is three years and renewable for an additional two years and afterwards can be converted to an exploitation term. The total period for the concession contract (both exploration and exploitation) is 30 years, renewable for an additional 30 years. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

Kedahda has secured surface access agreements with the property owners in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

The Gramalote property has been the subject of ongoing artisanal mineral production activities, however, it is not subject to any known pending or outstanding environmental liabilities related to exploitation within the present exploration area. The proposed exploration program described below under "Further Exploration and Development" includes diamond drilling, which requires the approval of the Colombian regional environmental authorities.

In July 2005, Kedahda entered into an agreement with the Colombian-based Grupo Nus to earn up to a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures and presenting a feasibility study on or before July 2010. In August 2007, the Company agreed to purchase, for a combination of cash payments, securities and certain conditional payments based upon ounces of gold in the proven and probable reserve categories, the rights to the Grupo Nus option agreement, including a 25% interest in Gramalote BVI, from the Grupo Nus. The Company, replacing Grupo Nus as the contractual optionee, will have a carried interest in all exploration and development in the Gramalote property should AngloGold elect to increase its interest to 75% upon presentation of the feasibility study on the Gramalote property. See "*Business of the Company – Agreements Relating to the Gramalote Property*".

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gramalote property is situated along the valley of the Nus River, 1.5 kilometres southwest of the village of Providencia, Antioquia. The Nus River valley is a corridor connecting the city of Medellin and the central portion of the Antioquia Department to the Magdalena River. A paved highway and presently inactive railway continue to Puerto Berrio located on the Magdalena River some 55 kilometres to the east. Puerto Berrio provides direct fluvial access to a major open ocean port on the Caribbean coast at Barranquilla. The highway continues on to Bogota. The Gramalote property is additionally surrounded by gravel roads that connect a dense small town rural and farm population to the Nus Valley infrastructure, the Magdelena River to the east and to Medellin to the west. A major city, Medellin, with a population of approximately 2 million people, is located 80 kilometres to the southwest and is situated within 3 hours highway travel time from the Gramalote property area. Based upon a Colombian entry point at the nation's capital in Bogota, the Gramalote property may be accessed by a one hour flight from Bogota to Medellin, overland travel along paved highways from Medellin via the town of Cisneros to the town of Providencia.

Water, power and labour are readily available to the Gramalote property. A 2.5 megawatt hydroelectric plant is presently generating electricity within the Gramalote property. A high tension power line, not related to the power plant, passes within 1 kilometre of the Gramalote property. Water resources are abundant through the region. There is abundant local labour,

however the labour force are not trained in exploration and mining, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development may be purchased or leased for, as necessary out of Medellin. Some heavy equipment may be contracted out of Cisneros, San Roque, San Jose del Nus or Puerto Berrio.

The Gramalote property is located along the southern margin of the topographic depression formed by the Nus River valley, itself forming a major west-northwest trending structural depression within the Antioquian plateau (altiplano) of Colombia's Central Cordillera. The Nus River carries waters from the central region of the Antioquian plateau into the Magdalena basin to the east. Topography along the Nus valley is relatively subdued although locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level.

Climate at the Gramalote property is mildly tropical with daytime temperatures throughout the year averaging about 24°C. The region (with the exception of areas of historic artisanal mining activities) is covered in grass pasture and cropland with limited, isolated extensions of natural vegetation, dominated by lush, low-growth Andean forest, mostly preserved along the courses and headwaters of the drainages. Natural outcrop is observed over less than 2% of the surface area, and is only locally present within incised drainages. Tropically weathered latosol profiles are ubiquitous, averaging five to ten metres thick in undisturbed areas. Yearly rainfall averages about 200 centimetres and falls mostly during punctuated rainy seasons extending from March to May and from September to December.

History

The discovery of gold at the Gramalote property and along the Nus River drainage most likely dates from Pre-Colombian times. Ephemeral Colonial Period gold production from numerous placer deposits along the Nus Valley is recorded in Colonial literature from approximately 1562. Post-Colonial gold exploitation has been ongoing at and around the Gramalote property since the mid to late 1870's. Production from the region was generally dominated by alluvial and hydraulicing techniques, and by the early 1900's many recorded operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon.

Various Colombian governmental reports from the early 1900's make reference to the hill-side hydraulicing operations of the Nus River valley. This observation prompted Metallica Resources Ltd. ("**Metallica**") to undertake field visits to the Nus River valley in April of 1995. At the Gramalote property, geologists observed widespread sheeted vein and veinlet-controlled mineralization hosted within the oxidized Antioquian batholith, being exploited on numerous working fronts by artisanal miners.

Metallica established contact and executed a preliminary exploration agreement with Sergio Aristizabal, holder of the Gramalote property mineral title 14292. In June 1995, Metallica spent approximately US$30,000 on a focused program of first pass surficial (mostly oxide zone) sampling, including mapping of the apparent bulk tonnage target potential observed in an approximately one square kilometre area including and surrounding Gramalote Ridge. During this preliminary phase Metallica collected a total of 115 chip, channel and grab samples. Metallica completed no further work on the Gramalote property.

Following Metallica's departure from Colombia, Robert Shaw formed a partnership with titleholder Sergio Aristizabal in order to continue advancement of the Gramalote property. Between 1996 and 2000, three additional companies visited the area, however neither gold market nor Colombian security conditions were conducive to advancing the project during this period.

In January 2003, Robert Shaw brought the Gramalote property to the attention of AngloGold Ashanti Ltd. Their Colombian subsidiary, Kedahda, reviewed the prospect in late 2003, and consolidated the mineral exploration tenement and entered into a joint venture with respect to the Gramalote property in July 2005.

Geological Setting

The Gramalote property area is located within the Cajamarca – Valdivia terrane, a composite geological litho-tectonic unit that determines the geology of the northern portion of Colombia's physiographic Central Cordillera. The terrane is comprised of a metamorphic basement complex and the Antioquian batholith. The basement of the Cajamarca-Valdivia terrane is consists of early Paleozoic metamorphic rocks of the Valdivia, Cajamarca, Ayura-Montebello Groups, which include mostly lower-middle greenschist to lower amphibolite grade meta-sedimentary rocks and oceanic volcanic/intrusive rocks of ophiolitic affinity.

The Gramalote property is entirely contained within and underlain by medium to coarse-grained biotite with or without hornblende tonalite and granodiorite of the Cretaceous Antioquian batholith. Based upon hand specimen and thin section petrography, the modal composition of the batholith in the Gramalote area ranges from 75 to 85% plagioclase, 10 to 16% quartz and 5 to 8% biotite.

Dykes of centimetric to decimetric proportions and ranging from dioritic to granodioritic and granitic composition are common throughout the Gramalote property, although represent no more that three percent by volume of the observed the rock mass.

From a deformational standpoint, the Antioquian batholith appears free of penetrative plastic or pseudo-plastic deformation, with the exception of occasional millimetre to centimetre-scale mylonitic C-S planes characterized by ribbon structure in quartz and fish structure in biotite. Evidence of tectonic reactivation in the semi-brittle and brittle regime however is widespread, especially at Gramalote, reflected in well developed systems of discrete syn-tectonic faults and\or fractures, exhibiting slickenside development and quartz-sericite-calcite-pyrite mineral infillings. Spatially associated with hangingwall or footwall damage zones along fault fractures are arrays of conjugate rectilinear or stepped tensional meso-fractures, commonly infilled with quartz, sericite, pyrite and calcite.

Based upon regional-and property-scale mapping the Gramalote district and its contained mineral systems are located between two west-northwest trending macro-scale curvi-linear lineaments which splay off the Palestina fault in the east, and transect the Antioquian batholith. These include the Nus River lineament and the El Socorro lineament. Structural analysis suggests that these lineaments accommodate sinistral-oblique, approximately northeast-verging shear. Differential movement along the Nus and El Socorro lineaments generated north-northwest striking mega-scale (hundreds of metres) tensional dilation reflected in the formation of hundreds of individual centimetre-scale veinlets with hydrothermal infilling / alteration, longitudinally limited by conjugate, north-east striking sinistro-lateral planar shearing.

Detailed lithologic, alteration and structural mapping in the one square kilometre core area of the Gramalote property emphasizes the lithologic homogeneity of the prospect, with more than 95% of the rock mass being comprised of holocrystalline tonalite\granodiorite. Alteration assemblages related to mineralization however, are variable, and are closely linked to the structural evolution of the area. Structurally, mapping has identified at least six sub-areas comprising the various sectors of the presently known Gramalote deposit. In various instances these structural sub-areas coincide with centres of artisanal gold exploitation. The most important sectors of the Gramalote deposit identified to date include: Gramalote Ridge; El Retiro; La Cascada; Las Torres; El Mango; El Barzal; and La Concha.

Mineralization

Known gold mineralization at the Gramalote property is localized within structurally-controlled meso-scale, out crop-scale and micro-scale vein and veinlet arrays, hosted within medium to coarse grained equigranular biotite tonalite and granodiorite of the Antioquian batholith. A similar style of mineralization, including host rock, alteration assemblages and structural configuration, may be observed over an approximately one square kilometre area including and surrounding Gramalote Ridge, and in various outlying prospects contained within a five kilometre radius of the central Gramalote Ridge area. Semi-contiguous mineralized sectors considered to form part of the immediate Gramalote mineral system include Gramalote Ridge, La Cascada, Las Torres, El Retiro, El Mango and El Barzal.

With the five kilometre radius surrounding Gramalote Ridge, various additional prospects have been identified, including La Concha, Cristales, La Malasia, Las Monjas, El Limon, Trinidad and La Maria.

In the vicinity of Gramalote Ridge, mapping, geochemical sampling and diamond drilling indicate that gold mineralization is contained within generally contiguous structurally-controlled corridors, shear zones, sheeted and conjugate vein arrays and alteration halos connecting each of the above mentioned sectors. Zones of alteration and sheeted fracturing commonly contain composite gold grades exceeding 1 ppm gold over tens of metres, however, these structurally-related elements may be separated by metre-scale zones of fresh (barren, unmineralized, unaltered) intrusive rock.

The biotite with or without hornblende granodiorite (tonalite) at the Gramalote property is cut by a few dykes, up to approximately 30 centimetres wide, of finer-grained equigranular intrusive rock of apparently similar composition. Numerous centimetric dykelets of aplogranite, aplite, quartz-K-feldspar pegmatite and biotite dacite (or rhyodacite) porphyry were then emplaced, typically as widely spaced sheeted arrays. The aplite and pegmatite are commonly transitional. The marginal parts of the aplogranite dykelets characteristically display plumose texture, with the elongate quartz and K-feldspar grains oriented perpendicular to the dykelet margins. The rhyodacite porphyry clearly cuts the aplogranite, although locally

displaying apparent transitions to aplite. The aplogranite, aplite and pegmatite contain scattered magnetite and pyrite grains and, very locally, the magnetite is associated with trace chalcopyrite. A few quartz veins and numerous quartz veinlets then cut the granodiorite (tonalite) and contained dykes and dykelets. Many of the veinlets form sheeted arrays parallel to the aplogranite and aplite dykelets. Indeed, the aplites and quartz veinlets appear to form a continuum, with wormy quartz segregation veinlets occurring in some of the aplite dykelets. A north to northwest veinlet and dykelet strike is most common, although east-northeast strikes predominate in the lower-grade, eastern parts of the prospect area.

All intrusive phases at the Gramalote property were subjected to two main stages of (auriferous) vein and veinlet mineralization: the first with K-feldspar alteration selvages and the second, and most important, with muscovite selvages, both of them following two principal structural directions. Early quartz veinlets are translucent, have prominent, one centimetre wide K-feldspar selvages and contain a few disseminated grains of pyrite and chalcopyrite. Biotite phenocrysts within and alongside the K-feldspar selvages are chloritised. Some of these veinlets are reminiscent of A-type veinlets in porphyry copper deposits and, like them, have non-matching walls suggestive of emplacement in a semi-ductile environment. Others contain molybdenite along their edges and have a B-type appearance. The second generation of quartz veinlets typically contain a little more pyrite and chalcopyrite (with or without sphalerite), along with some muscovite and late-stage crystalline calcite, and possess muscovite selvages up to two centimetres wide. Veinlets composed largely of either K-feldspar or muscovite/sericite accompany the corresponding quartz-veinlet generations, but carry only very minor amounts of sulphides. Following these two main veinlet stages, zones up to 30 metres wide were subjected to pale-green-coloured sericitic or intermediate argillic alteration, which contains only very minor pyrite and essentially no chalcopyrite (e.g. drill hole 5, 130 to 160 metres). Most of the granodiorite (tonalite) and its contained dykelets are essentially unaltered.

The gold was introduced with both the early K-feldspar-bordered quartz veinlets and the later muscovite-bordered quartz veinlets, although the scattered high values seem to be consistently associated with the latter. In the K-feldspar-stable quartz veinlets, little chalcopyrite accompanies the gold so copper/gold correlation is poor. In the case of the muscovite-bordered quartz veinlets, however, prominent centimetric clots of chalcopyrite everywhere accompany the gold, giving rise to a clear-cut copper/gold correlation. The K-feldspar- and muscovite/sericite-only veinlets, lacking quartz fillings, are gold deficient, as is the more pervasive, late sericitic or intermediate argillic alteration. All the gold appears to be confined to the quartz veinlets, with no disseminated contribution occurring beyond them. Therefore gold tenor is directly proportional to the number of quartz veinlets, which in gold-poor drill holes, such as 3 and 4, are very widely spaced. This conclusion offers a useful means of assessing gold potential prior to drilling, because the quartz veinlets are well preserved even in saprolite. In the few places where gold grades attain 10 g/tonne over 2 metre (core intervals), the muscovite-bordered quartz veinlets responsible must be exceptionally rich, probably containing greater than 100 g/tonne gold.

Detailed evaluations have drawn attention to the close relationship between geological structure and mineralization at the Gramalote property, identifying auriferous, shear-related corridors of mineralization and alteration, containing extensional and trans-tensional veins and veinlets, which strike north-northwest and northeast respectively, cut by late (re-activated) shearing and mineralization striking north-northwest to northeast.

Various additional prospects are located within the Gramalote property, within a five kilometre radius surrounding Gramalote Ridge. All of these prospects are associated with zones of historic and locally limited present-day artisanal mining activity. Geological information at these prospects, is generally limited, principally due to heavy vegetation coverage and restricted surface exposure. In general, it can be concluded that each of these areas contains mineralization similar to, or related to, that observed at the Gramalote property, albeit at present, at an apparently smaller scale.

Exploration

Exploration on the Gramalote property has been completed in two phases including surface evaluations within the Gramalote property and diamond drilling at the Gramalote property. Surface-related exploration is considered within the immediate vicinity of Gramalote Ridge, and on a more regional basis throughout the Gramalote property.

All of the exploration work outlined herein on the Gramalote property has been carried out by Kedadha's geological and technical personnel. All data was collected under the supervision of professional senior-level geologists utilizing generally accepted exploration standards as applied by AngloGold on a global basis. The resulting information is believed to be highly reliable.

Kedahda surficial exploration activities were oriented towards rapidly bringing the area to drill-ready status, and to commence diamond drilling. Between late 2003 and early 2005, Kedahda's work program at the Gramalote property included numerous exploration activities on a local and regional level. The most important surficial exploration activities

undertaken at Gramalote Ridge and in the outlying prospects within the Gramalote property during this time included the following:

Gramalote Ridge and Immediate Surroundings

- Detailed topographic surveying over Gramalote Ridge and the surrounding area.

- Detailed structural and alteration mapping of the approximately one square kilometre area surrounding Gramalote Ridge.

- Selective and continuous grab, chip, channel and panel sampling of out cropping mineralization at and around Gramalote Ridge. A total of 266 rock samples were collected. All samples were analyzed for gold plus thirty-one elements. This information, combined with the detailed structural and alteration mapping, was used to locate and orient diamond drilling.

- Petrographic thin and polished section and microprobe study of prepared core samples, oriented towards the distribution of gold in mineralised materials.

- Surface soil sampling over the entire Gramalote Ridge and surrounding area at 25 to 50 metre centres. A total of 491 samples have been collected and all samples analyzed for gold plus thirty-one elements. This work essentially served as an orientation study for soil sampling over the outlying prospects.

- The excavation and complete channel and bulk mineral sampling of a 240 metre tunnel, with a two by two metre cross sectional area, in fresh (unweathered) rock, drifting into the northeast flank of Gramalote Ridge.

- Two phases of diamond core drilling at Gramalote Ridge, totalling 11,300.6 metres in 38 holes, to June 2007.

- Two phases of preliminary metallurgical test work on mineralised sulphide-bearing materials collected from underground workings and drill core from various localities around Gramalote Ridge.

Regional Work in the Gramalote property Including Outlying Prospects

- Prospecting, including geological and structural mapping, on a regional basis over the entire Gramalote property, including in outlying areas of identified historic and active artisanal workings. A total of 1,384 rock samples were collected and analyzed for gold plus thirty-one elements.

- Regional stream sediment sampling over the Gramalote property. A total of 277 minus 200 mesh stream sediment samples were collected and analyzed for gold plus thirty-one elements.

- Identification and inventory of additional historical and artisanal workings throughout the Gramalote property.

- Soil sampling on 25 to 50 metre centres over the most prevalent outlying prospects. A total of 2,853 soil samples were collected and analyzed for gold plus thirty-one elements.

- A trial, in-house ground-based magnetometer survey over Gramalote Ridge and some of the outlying prospects was completed to test the possibility to use magnetic field information for exploration purposes at a more regional level. A total of 116 line-kilometres were surveyed in 59 lines.

- Integration of information derived from structural and geological mapping at all levels with information obtained from Digital Elevation Models and other remote imaging techniques.

Kedahda's original sampling on the Gramalote property was designed to verify and expand upon information acquired from previous sampling exercises by Metallica and others. Additionally, Kedahda collected numerous samples of fresh rock material exposed by artisanal mining activities in underground workings which were not yet initiated at the time of the previous companies sampling exercises. Following field and data review of the sample results, and review of various reports supplied by Kedahda geologists, the following conclusions are valid:

- The average grade of all Kedahda's surface samples collected to September 2005, was 1.4 ppm gold. This value was calculated cutting all values of greater than 5 ppm gold to 5 ppm gold.

- Based upon selective grab, chip and channel sampling of materials from artisanal mining dumps and shallow underground workings, Kedahda's sampling indicated that many individual mineralised structures at the Gramalote property contained much higher grades than the previous companies. Numerous values exceeding 25 ppm gold were recorded by Kedahda This observation was attributed to their access to fresh rock materials and mineralised structures, which were not exposed when the previous workers undertook their sampling programs. Check sampling also indicated that gold distribution is somewhat erratic and nuggety.

- Sampling clearly established the structural-controlled vein and veinlet-hosted nature of mineralization at the Gramalote property. Sampling showed that gold was entirely contained within metre to tens-of-metres scale structural corridors, which hosted dyke-emplacement, shearing and multiple episodes of hydrothermal veining and alteration, and rapidly passed into zones of fresh, unaltered tonalite\granodiorite with no veining or alteration. The fresh intrusive is barren of gold and Kedahda's sampling clearly establishes the absence of "disseminated" gold at the Gramalote property.

- Continuous and semi-continuous channel and panel sampling in surface out crop indicated that more than one ppm gold grades could be sustained over tens-of-metres lengths in zones of even moderate fracture\veinlet density.

- Based upon surface exposures, structurally-controlled corridors of auriferous veining and alteration, with numerous coincident artisanal gold workings, can be observed over an area of approximately 900 metres eastwest by 700 metres northsouth, including Gramalote Ridge and surroundings. This area also contains metre to tens-of-metres scale zones of low to very low veinlet density, which will form internal dilution.

In order to obtain information regarding ore and gangue mineralogy, paragenesis and gold distribution, Kedahda completed an in-house petrographic and microprobe study using visibly mineralised samples collected from mine dumps and underground workings. The study documented abundant coarse grained gold associated predominantly with chalcopyrite with or without sphalerite and locally with telluride minerals including petzite and altaite. Native gold grains averaged about 15% silver in solid solution. Gold correlation with molybdenite was moderate to low.

In situ gold mineralization in the artisanal workings around Gramalote Ridge is well exposed. However, the encompassing area exhibits full vegetation cover and saprolitic soil development and hence any additional mineralization in the outside of the artisanal exposures is heavily masked. In order to outline the limits of mineralization surrounding Gramalote Ridge, a soil sampling program was undertaken by Kedahda. Grid-controlled saprolitic soil samples were collected at 25 metre centres over the entire area. Considering a greater than 0.05 ppm gold threshold level, the results suggest that mineralization is open along structurally-controlled corridors, for some hundreds of metres, to the east and northeast, and to the south east. The Gramalote Ridge soil anomaly is recorded over and area of approximately 1,200 metres east-west by 900 metres north-south.

In order to provide abundant exposure and material for structural and alteration mapping and for bulk sampling and metallurgical test work, Kedahda commissioned the excavation of a 240 metre long, two by two metre wide tunnel. The tunnel was spotted in barren Antioquian batholith on the northeast slope of Gramalote Ridge and excavated along a west-southwest directed trend, at right angles to the axis of greatest structural extension, as derived from surface structural mapping. The tunnel was sampled using a rock saw, in continuous horizontal channels measuring two metres long by ten centimeters wide from the 19 metre mark to the end of the tunnel.

From (Metres)	To (Metres)	Interval (Metres)	Grade (ppm gold)
0+23	0+51	28	0.67
0+153	0+155	2	10.40
0+163	0+167	4	2.60
0+177	0+240	63	1.47

Based upon surface mapping and rock and soil sampling, a first-order exploration target extending over an area of approximately one square kilometre, centered about Gramalote Ridge was indicated. Mineralization within this area is not homogenously distributed. It is contained within numerous tens-of-metres scale, structurally-related corridors which commonly contain mineralization exceeding 1 ppm gold. Gold grade is directly related to the presence and abundance of mineralised veins and veinlets within the corridors. The widespread nature of mineralization, grade and topographic disposition provide evidence of the large-tonnage, bulk-mineable potential of this Intrusion-Related gold system. Based upon surface results, Kedahda initiated drilling in the Gramalote Ridge area beginning in February 2006.

Results from outlying prospects within the Gramalote property

Numerous indications of mineralization are recorded within the 175 square kilometre area around the Gramalote property, primarily in the form of the localization of mineralized float materials, samples of which in various instances returned multi-gram gold values. Of particular interest are the reflections of apparently regional-scale mineralised trends along the Socorro River and Nus River lineaments.

Reconnaissance work identified various outlying targets generally clustered within a four kilometre radius surrounding Gramalote Ridge. Rock chip and soil sampling exercises were completed on various targets.

Near continuous soil sample coverage has been completed connecting the core are of Gramalote Ridge with many of the known outlying targets. The geology and results of combined rock and soil sampling for the most important outlying targets identified to date are supplied are as follows:

- La Concha: This anomaly appears to form an extension immediately to the north of the Gramalote Ridge system, with zones of northeast oriented sheeted veinlet development including quartz veining and corridors of K-feldspar and phyllic alteration. Rock sampling has returned anomalous gold values over an approximately 300 by 300 metre area, coincident with historic open cut workings in saprolite. Soil sampling also reflects a general northeast orientation to mineralization, with anomalous gold values forming a disperse northeast elongate trend extending over an area of approximately 1,600 by 700 metres, broadly paralleling the Guacas Creek lineament, and potentially joining with the Las Monjas anomaly to the southeast.

- Cristales: Centered about three kilometres south of Gramalote Ridge, the Cristales zone is best exposed in a ridge-crest road and quarry cut located due east of the village of Cristales. Strong to intense fracturing and strong quartz - pyrite – illite - sericite alteration and veinlet formation is observed to affect the Antioquian batholith as well as a series of north-south striking equigranular and porphyritic dykes. Near-continuous channel sampling in saprolite along the road cut averaged approximately 0.9 ppm gold over 250 metres. Based upon surface rock sampling and diamond drilling the Cristales zone extends for at least 300 metres in an east-west direction.

- La Malasia: The La Malasia zone is best exposed along the La Malasia Creek, located immediately to the south and 200+ metres topographically below the Cristales zone. At La Malasia, a series of sub-parallel shear veins with strong phyllic (quartz-muscovite (sericite) – pyrite with or without chalcopyrite) infillings are observed over an approximately 400 metre section of the stream cut. Individual structures at least can be relatively high grade, with values as high as 11.9 ppm gold being recorded and numerous samples returning multi-ppm gold values. With respect to soil results, values over the contiguous Cristales-Malasia area are spotty and subdued in the less than 0.1 ppm gold range. Both La Malasia and Cristales appear to be contained within a regional-scale corridor along the Socorro River lineament.

- El Limon: El Limon, located 1.5 kilometres to the south of Gramalote Ridge, contains a series of generally north-south striking veins and shear structures being exploited in tunnels by artisanal miners. Vein structure can be inferred over almost 700 metres of strike length but appear to be narrow and/or discontinuous, and are not well reflected by surrounding soil geochemistry, which produces a disperse anomaly in the 0.02 to 0.1 ppm gold range. Gold grades returned from selected samples of mineralised materials are consistently high grade, returning values greater than 3 ppm gold, with various samples exceeding 25 ppm gold.

- Trinidad: This anomaly is also coincident with an area of artisanal gold working located along the Nus River lineament about four kilometres north-northwest of Gramalote Ridge. Rock chip and soil sampling indicate an anomaly extending over about 1,500 metres east-west by 350 metre north-south, with numerous values in soils exceeding 0.5 ppm gold, and localized rock chip samples exceeding 3 ppm gold. Float and dump materials revealed

by artisanal mining activities contain strong K-feldspar and muscovite alteration and mineralised veins contain quartz, pyrite and molybdenite.

- La Maria: The La Maria artisanal mine is located about 1.5 kilometres to the east of Gramalote Ridge. Mineralization can be traced over about 300 metres of northeast strike length, but is not well reflected by surface soil geochemical values. Values as high as 57 ppm gold are recorded in Kedahda underground rock sampling, but the structure is narrow and discontinuous. Limited bulk mineable potential is observed in the well-exposed stream cuts surrounding this target area.

- Las Monjas: This area is indicated by a series of artisanal workings located on Las Monjas hill, about 3 kilometres to the southwest of Gramalote Ridge. The area is covered by heavy vegetation and thick *in situ* saprolitic soils. Sampling of mineralised, potassically altered mine dump materials returned various multi-ppm gold values, and soil sampling returned spotty anomalous (more than 0.05 ppm) gold values contained within an approximately 750 by 750 metre area.

Drilling

Diamond drilling was initiated by Kedahda on the Gramalote property in February 2006. To date drill campaigns have included two completed rounds of diamond core drilling at Gramalote Ridge and one incipient round of scout drilling on the outlying target of Cristales. A third round of core drilling is presently underway at Gramalote Ridge.

Round one drilling at Gramalote Ridge was designed to test gold grade continuity and distribution to 200 metres depth by drilling scout-style holes at right-angles to structural corridors mapped and sampled during previous surface evaluation activities. A total of 1,727 metres of HQ and NQ core drilling were completed in seven holes, including in the Gramalote Ridge, El Retiro and El Mango areas. The following summarizes the Round 1 program.

The main Gramalote gold zone was shown by the drilling to contain appreciable intersections of potentially ore-grade material in holes 2, 5, 6 and 7, particularly in view of the preliminary bottle-roll test results, which confirm the anticipated high (88-96 %) gold recovery. The best intersections are 255 metres @ 1.16 g/tonne gold in hole 5 and 275 metres @ 1.20 g/tonne gold in hole 7, the latter including 62 metres averaging 2.40 g/tonne gold.

Based upon the positive results of Round 1 drilling, a second drill campaign was undertaken. Round 2 drilling encompassed a total of 9,379.4 metres of HQ-NQ-BQ (reduction as a result of ground conditions) drilling in thirty-one drill holes. Final drill spacing following Round 2 includes six east-west oriented drill fences, distributed from south to north at approximately 110 to 120 metre intervals. Drill hole spacing along the fences ranges from about 75 to 220 metres. Most holes were drilled from west-to-east and angled at negative 60 degrees from the horizontal. A seventh, sub-fence, including holes 34 and 37, brings drill spacing in the central portion of Gramalote Ridge to somewhat less than 100 by 100 metres. Based upon review of the drill plan and core, and the cross sections and analytical results, the following observations and conclusions should be noted.

- Results in various Round 2 holes sustained the grade and continuity of mineralization suggested in Round 1. Intersections including 380 metres at 1.06 ppm gold (hole 19), 172 metres at 2.68 ppm gold (hole 27) and 322 metres at 0.91 ppm gold (hole 34), all suggest potential bulk mineable grade continuity over significant (100 metre-plus) widths.

- Numerous holes sustained the highly structurally-controlled nature to mineralization at Gramalote Ridge, containing numerous 10+ metre intersections returning plus-ppm gold values, intercalated with intervals of low grade to barren material. For example, hole 12 contained four discrete intervals along its 256 metre length including; 10 metres @ 2.5 ppm gold, 32 metres @ 3.12 ppm gold, 16 metres @ 1.09 ppm gold and 48 metres @ 0.63 ppm gold. This style of gold distribution can be considered typical of the Gramalote Ridge area.

- Based upon projection of along-hole gold values onto a surface plan, the highest grade mineralization presently known at Gramalote Ridge, extends over an area of some 400 by 350 metres extending along a north-northwest oriented axis. The centre of the mineral system encompasses the Gramalote Ridge, La Cascada, Las Torres and El Retiro areas. Based upon drilling to date, mineralization is closed to the southwest and northeast. It remains broadly open to the west and northwest, into the area of the La Concha historic workings and rock and soil anomaly. Additionally, it remains partially open to the south and north along limited structural corridors of mineralization which persist and require further drilling for complete closure.

- The El Barzal area appears to be a target structurally separate from the main Gramalote system. Limited drilling and surface sampling confirm it consists of narrow (metre-scale) high-grade core structures hosted within lower-grade alteration halos. Intersections such as 52 metres @ 0.93 ppm gold (hole 14) and 246 metres @ 0.75 ppm gold (hole 25) indicate it forms an important satellite target requiring further definition. It remains open to the north and west.

Limited drilling has been completed on the Cristales target in the Gramalote property. At Cristales, 749.8 metres were completed in three holes in late 2006, as part of the Gramalote Ridge Round 2 drilling program. Hole CR-DDH-01 returned an upper section of 32 metres @ 0.41 ppm gold, with values as high as 2.8 ppm gold over a two metre interval. Mineralization was abruptly truncated in the lower section of the hole by post-mineral porphyry dykes. Hole CR-DDH-02 returned an upper section of 64 metres @ 0.54 ppm gold, with values as high as 3.6 ppm gold over a 2 metre interval. As with CR-DDH-01, mineralization appears abruptly truncated in the lower section of the hole. Hole CR-DDH-03 contained no significant mineralized intervals.

In general, drilling results at Cristales were significantly lower than results returned from previous surface sampling. This could be due to some degree of gold enrichment and "mushrooming" of residual gold, both commonly taking place in the near surface oxide zone of saprolitized soil profiles. Additionally, within the fresh rock profile, clear internal dilution by the late unmineralized porphyry dyke swarm has a negative effect on the overall composite gold grades. The alteration assemblage in the granodiorite at Cristales is observed to be significantly lower temperature (illite-smectite dominant) in comparison to the phyllic-potassic assemblage, with which higher gold grades are associated at Gramalote Ridge.

In order to better define the gold resources at the Gramalote property, Kedahda initiated a Round 3 drill program in August 2007. This program was initially planned for five infill holes in the La Cascada-Gramalote Ridge area and is currently still underway. Due to delays in sample permitting and transport, metallurgical testing did not initiate until late August 2007. Testing is still underway and as of the date of this prospectus results have not been made available.

Sampling and Analysis

Geochemical and analytical sampling at the Gramalote property consists of the collection of a total of 9,900 samples of all types. Based upon sampling method and target materials, four types of samples have been collected within the property: active stream sediment samples; soil samples; local and regional chip and channel rock samples from outcrop; and samples from diamond drill core.

(a) Approximately 277 active stream sediment samples have been collected within the Gramalote property by Kedahda These samples were collected in pre-selected second and third order drainages, a minimum of 80 metres upstream from confluence points with other drainages. A suitable site along the active channel was selected and materials were passed through a minus 200 mesh stainless steel sieves. The minus 200 mesh component and water was collected in heavy-gauge five litre plastic bags. A clay flocculent, "SuperFloc" was added and all suspended materials were allowed to settle. Water was decanted down to approximately 500 ml and the solid and remaining liquid portion of the sample was transferred to numbered, rigid, sealable one litre plastic containers. The samples were then inventoried, packed upright into wooden crates and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(b) In the absence of continuous outcrop exposure, approximately 2,853 grid-controlled and ridge-and-spur soil samples were collected in order to define the limits of the mineralized systems at the Gramalote property. Two-to-three kilogram bulk samples were collected with Dutch-style soil augers at between one and three metres depth in order to collect *in situ* C-horizon saprolite. This collecting technique avoids surficial transported materials and overburden (ash, organic cover) and surficial residual gold enrichment and dispersion effects, producing results approximating those of the grade of unweathered bedrock mineralization, wherever present. The samples were then inventoried, packed into sacks and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Samples were prepared (crushed, pulped, split and pulped) in bulk (not screened) and analysed by standard assay techniques.

(c) Approximately 1,384 chip and channel rock samples have been collected at the Gramalote property by Kedahda Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralised structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), five kilograms or more of material were generally allowed to fall upon a clean plastic sheet spread in front of the out

crop. The samples were then inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(d) Samples collected from diamond drill core at the Gramalote property were collected after the core was boxed, measured, had the recovery per drilled interval calculated, and was logged for geological, mineralogical and alteration features by a supervising geologist. Due to the bulk mineable nature of the target, Kedahda decided to sample core at consistent two metre intervals throughout. Core for individual holes was measured and two metre samples intervals were laid out along the cores entire length. The core was cut using a diamond core saw and approximately 50% of the core for each interval was randomly selected and sealed into number plastic sample bags. Samples were later inventoried and shipped to ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

For every series of 25 samples of any type collected one sample is duplicated, and one commercially purchased standard and one proven blank, are inserted. Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Kedahda were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 0.10 to 3.0 ppm gold are used, and are thought to be highly reliable in their advertised gold contents. For blanks, Kedahda used clean, fine-grained quartz-arenite sandstone, available in large volume from rock quarries near Bogota. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex Laboratories (Bogota) at the request of Kedahda Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analysed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Kedahda.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Kedahda's in-house Geochemical Database Administrator (a professional geologist) in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

Mineral Processing & Metallurgical Testing

Two preliminary investigations of the metallurgy of mineralization at the Gramalote property have been undertaken to date by Kedahda, the first of these at SGS Lakefield Research, Santiago, Chile, the second at Knapps, Cassiday and Associates, Reno, Nevada.

SGS Lakefield Research S.A., Santiago, Chile: In early 2004, samples of sulphide-bearing, (*i.e.* no weathering\supergene oxide content) altered\mineralised materials were collected from five artisanal mine dumps\underground workings distributed around Gramalote Ridge. Six samples of six kilograms each, were collected at each locality, for a total of 30 samples. These samples were washed, described and analysed for gold. Based upon the analytical results, ten samples covering a range of gold grades, were selected for metallurgical test work and sent to SGS Lakefield in Santiago. Samples were prepared and subject to Orientation Bottle Roll Testing, in order to determine the cyanide soluble gold content from each sample, as follows:

- Samples were prepared via crushing and pulping to 100% -200 mesh
- One kilogram of pulverised material was used for leaching
- Total solution volume of 1.5 litres
- Leach time of 24 hours
- Natural aeration
- Initial Sodium Cyanide concentration of 0.5 g/litre
- pH of 10.5 (controlled by the addition of lime)

Following 48 hours of leaching, the leached pulp was filtered, washed and dried at 80° C, and analysed for gold. Total gold recovery was calculated based upon mass balance between the original head grade and the grade of the leached pulp. Gold recoveries ranged between 81 and 97%.

Based upon these results, it was concluded that relatively high levels of gold can be leached from mineralised, fresh (sulphide-bearing) materials from artisanal workings at Gramalote Ridge which have been ground to 100% minus 200 mesh, using standard cyanide-based leaching techniques.

Knapps, Cassiday and Associates, Reno, Nevada: In August 2007, upon the completion of tunneling and Round 2 diamond drilling at Gramalote Ridge, Kedahda sent four composite samples for 1 inch crush and 2 inch crush materials from core and underground excavations to Knapps, Cassiday and Associates for metallurgical column leach testing. The principal objective of this second series of tests was to verify the response of coarse crush material (1/2 inch, 1 inch, 2 inch) to cyanide leaching under a standard heap leach-type scenario. Additional test work, including carbon in pulp agitation and gravity gold recovery, is also being completed. Results for this work are expected in late 2007.

Further Exploration and Development

Despite widespread historic through to modern-day gold production, the Gramalote property region is, from a present-day standpoint, essentially unexplored with respect to gold and other metals. Exploration conducted by AngloGold has outlined an important and potentially significant gold mineralization contained within the Gramalote property. This mineralization may be considered in three forms: the advanced phase, drill-explored area immediately surrounding Gramalote Ridge; the various early phase outlying targets identified within an approximately five kilometre radius of Gramalote Ridge; and additional rock and stream sediment sample-supported targets which can be inferred from first-pass reconnaissance work completed in parallel with the advanced phase activities.

With respect to Gramalote Ridge, AngloGold's surface exploration and drilling program have successfully outlined a significant gold system extending over an area of somewhat more that one square kilometre, centered about Gramalote Ridge. Mineralization is contained within numerous tens-of-metres scale, structurally-related corridors which commonly contain gold grades exceeding 1 ppm. The widespread nature of mineralization, grade and topographic disposition lend a clear large-tonnage, bulk-mineable potential to this intrusion-related gold system. Infill drilling, metallurgical testing and preliminary block modeling and resource calculations, are presently underway.

Initial indications suggest that various targets, including La Concha, La Trinidad, El Limon, Cristales and La Malasia among others, form satellite and outlying extensions to the Gramalote Ridge structural and alteration model, and could develop into important or even stand-alone targets in their own right. Many of the outlying targets are considered ready for scout-style diamond drilling programs.

The style of mineralization observed within the Gramalote property, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that the Gramalote property is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, it is concluded that numerous additional strong gold anomalies exist within the Gramalote property area which deserve additional definition via prospecting and grid-based rock and soil sampling.

At present, a business plan and time line for the additional work at the Gramalote property, which includes US$9.0 million in expenditures at Gramalote Ridge and surroundings. Infill and satellite drilling, metallurgical testing, geotechnical studies and resource modeling will be the primary focus of these expenditures.

Quebradona Property

Property Description and Location

The Quebradona property is located within the municipalities of Jerico and Tamesis, Department of Antioquia, Republic of Colombia, approximately 220 kilometres northwest of the Colombian capital of Bogota and approximately 60 kilometres south-southwest of Medellin, the regional capital of the Department of Antioquia.

The Quebradona project area consists of 22,191.61 hectares of contiguous mineral concession contracts and applications solicited from and granted by the Antioquia Delegation to Kedahda and to Avasca Ventures Ltd. (**"Avasca"**), indirectly a

wholly-owned subsidiary of AARI. As described below, the claim blocks presently include two granted concession contracts totalling 9,695.72 hectares, five areas totalling 7,246.33 hectares declared to be "free areas" available to Kedahda for concession contracting purposes by the Antioquia Delegation, and four concession applications awaiting response from the Antioquia Delegation as to "free area" status, totalling 5,249.56 hectares. The entire area of the claim blocks is located within a 37,500 square hectare area of interest, which defines the Quebradona property area for the purposes of the Colombia JV Agreement between AngloGold, Kedahda, AARI and the Company. The Colombia JV Agreement specifies that the Company may earn a 51% interest in the titles by carrying all property and exploration costs and performing 3,000 metres of exploration drilling on the Quebradona Property within a two year period that commenced on March 6, 2006.

Under Colombian mining law, a concession contract consists of exploration and exploitation terms. The exploration term, once the contract is registered, is three years, renewable for an additional two years and afterwards can be converted to an exploitation term. The total period for the concession contract, both exploration and exploitation, is 30 years, renewable for an additional 30 years. See "*The Colombian Properties – Mining Industry*".

Officially registered concession contracts require payment of an inscription and subsequent annual claim fee of US$14,000 due to Ingeominas (the Colombian Geological and Mining Institute), a division of the Colombian Ministry of Mines. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

Kedahda and the Company are working on obtaining surface access agreements with the property owners in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

The Quebradona property has not been the subject of any known mineral production activities and is not subject to any known environmental liabilities. The proposed exploration program described below under "Further Exploration and Development" includes diamond drilling, which will require the approval of the Colombian regional environmental authorities. The Company has not yet been obtained this approval.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Quebradona property is by gravel roads from the town of Jerico, which connect a relatively dense rural farm population to various nearby over 5,000 person population centres. The project is located approximately seven kilometres southeast of the town of Jerico, Antioquia. A major city, Medellin, with a population of approximately two million people, is located 60 kilometres to the northeast and is situated within three and one half hours highway travel time from the Quebradona property. Based upon a Colombian entry point at the nation's capital in Bogota, the Quebradona property may be accessed by a one hour flight from Bogota to Medellin, travelling overland along paved highways from Medellin via the towns of Amaga and Bolombolo to the town of Jerico, and then along gravel roads from Jerico to various portions of the Quebradona property.

Water, power and labour are readily available to the Quebradona property site. Local labour is not trained in exploration and mining, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development may be purchased or leased out of Jerico or Medellin.

The Quebradona property overlooks the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera. The topographic expression of the region is steep and characterized by high-relief, vegetated mountains and steeply incised active drainages. Elevations are highly variable ranging from approximately 800 metres above sea level along the Cauca River valley to the east, to approximately 3,000 metres over the peaks surrounding the Quebradona area. The elevation at the Quebradona property area ranges from about 1,700 to 2,500 metres above sea level.

Climatically, the region is tropical to sub-tropical, with daytime temperatures throughout the year averaging in the 20°C range. The climate is humid, being somewhat more so during rainier seasons of March to May and September to December. Rainfall is typically between 300 and 500 millimetres per year. Natural vegetation is dominated by lush, low-growth Andean forest, mostly preserved along the course and headwaters of the natural drainages. Approximately 70% of the area including and surrounding the Quebradona property has been cleared for agricultural purposes, including primarily commercial coffee and subsistence food crops such as plantain and manioc, and for cattle grazing.

History

The Quebradona property and the various minerals contained within the mineral tenement are considered new mineral discoveries, revealed during regional prospecting and stream sediment reconnaissance completed by Kedahda during exploration activities in 2004. See "*Exploration*" below. The area has no known history of mineral exploration or exploitation. Kedahda undertook surface evaluation of the region beginning in August 2004 and completed two phases of initial reconnaissance exploration. Since completion of the Colombia JV Agreement, the Company has undertaken an additional ongoing phase of surface evaluation.

Geological Setting

The Quebradona property is located along the eastern margin of Colombia's physiographic Western Cordillera. The region is underlain by a highly complex basement known as the Romeral terrane, which may be characterized as a tectonic mélange. The basement is comprised of Mesozoic-aged volcanics and sediments accreted in Andean paleo-continental margin units. These are overlain by Oligecene sediments and the Miocene Combia Formation.

The Combia Formation is dominated by two main units: i) a lower sequence of massive, compact magnetic basaltic-andesite flow rocks; and ii) an upper finer-to-medium grained pyroclastic unit of generally bas-andesitic to andesitic composition. Lithic fragments comprise up to 40% of the pyroclastic rocks. Primary mafic phases include hornblende and magnetite. The Combia Formation is extensively hydrothermally altered and locally exhibits hornfelsed in proximity to altered and mineralised diorite and hypabyssal porphyry intrusives.

The fine-grained or "micro"-diorites are compact, massive and holocrystalline. They contain abundant primary biotite (to 10%) and average 2% magnetite. They are well fractured and exhibit hydrothermal alteration ranging from generally propylitic (epidote-pyrite) to locally phyllic (sericite-quartz-pyrite). Hydrothermal alteration cuts the diorite bodies and is generally controlled along structural corridors.

The hypabyssal porphyry suite at Quebradona is comprised of at least three porphyry types, including relatively earlier diorite and quartz diorite porphyries, characterised by sparse plagioclase phenocrysts in a finer-grained holocrystalline matrix, containing up to 5% euhedral biotite with or without hornblende and strong, mineralised, porphyry-related alteration assemblages. These porphyries, cut to fine-grained biotite diorite suite, are in turn cut by later, relatively unaltered hornblende-rich porphyries. Additional minor porphyry dykes are observed cutting the volcanic sequence and the micro-diorites. They are of similar composition to the larger hypabyssal porphyry bodies.

The most prominent structural trend at Quebradona is northeast, as illustrated by shearing observed along northeast-oriented sectors of the Quebradona and other creeks transecting the area. Field mapping indicates the rocks in the area are highly fractured, and strong northeast and northwest subvertical tendencies are noted in fractures which exhibit strong, coincident hydrothermal alteration halos. The structural architecture of the Romeral fault system beneath the Combia Formation is implied by the north-south alignment of hypabyssal porphyry bodies mapped immediately to the north of the prospect. The known Quebradona prospects are all located within a relative topographic depression contained within an approximately six square kilometres semi-circular structure (interpreted to be caldera) within Combia Formation volcanic rocks.

The Quebradona property is vegetated by native Andean forest, grassy cattle pastureland or secondary ferny scrub growth. Natural outcrop is sparse and is limited to road cuts, mule and walking paths and steeply incised active drainages. Tropical to semi-tropical oxidation and weathering at surface masks the original bedrock texture and mineralogy in many outcrops. In many instances; however, texture, mineralogy and alteration assemblages can be interpreted or inferred for mapping and geochemical sampling purposes.

Mineralization

The property is underlain by volcanic rocks belonging to the Combia Formation. The Combia volcanics are cut by numerous intrusive bodies including fine-grained diorites, and hypabyssal porphyritic stocks and dykes of dioritic to granodioritic composition, contained within an approximately six kilometre diameter circular structure which can be interpreted as a volcanic caldera. The gold and copper mineralization at Quebradona is of the gold-rich porphyry-type. It is observed in various occurrences at a district-scale, intimately linked with the magmatic and hydrothermal evolution of the hypabyssal porphyry suite cutting the Combia Formation volcanic sequence.

The Quebradona property is surrounded by a kilometre-scale propylitic (chlorite-epidote-carbonate-quartz-pyrite) alteration halo which intensifies inwards to a series of topographically prominent alteration centres which range from dominantly potassic (A-veining, disseminated magnetite and magnetite veining, K-spar with or without biotite) to intensely fractured and stockworked ("D-type" or "phyllic" with sericite-illite-pyrite with or without tourmaline) alteration zones. Surface exploration, including geological and alteration mapping, and outcrop and soil sampling, has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in at least five distinct target areas within the Quebradona property, including La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor.

At La Aurora, rock samples from two early-mineral porphyry bodies, La Mama and La Isla, contain strong potassic alteration and strong quartz magnetite stockwork. The stockwork continues into the surrounding andesites. At La Mama, values averaging approximately 1.5 ppm gold have been returned in discontinuous chip, channel and panel samples over an area of some 240 by 200 metres, surrounded by values averaging approximately 0.5 ppm gold over an area of nearly 700 by 350 metres. At La Isla, values averaging approximately 1.5 ppm gold are observed over an area of approximately 100 by 100 metres, surrounded by values averaging about 0.65 ppm gold over an area of some 320 by 160 metres. A low-grade, late, horneblende-diorite porphyry separates these occurrences.

At La Isabela, a 60 to 70 metre wide northeast striking structural corridor within Combia volcanic rocks contains potassic alteration and weak quartz magnetite stockwork overprinted by sheeted D-veining. Channel sampling within this corridor has produced segments of significant mineralization in continuous panel sampling, including 19.9 metres grading 3.15 ppm gold, 9.5 metres grading 1.6 ppm gold and 16.5 metres grading 0.45 ppm gold. The surface anomaly is coincident with a northeast-striking zone of magnetite-destructive alteration, and may be on the flank of a shallow, strongly magnetic, circular intrusive body located immediately to the east-southeast.

At La Sola, surface rock sampling indicates that outcropping mineralization is centered upon a small apophasis of diorite porphyry hosted within a thickly-bedded, northwest-striking andesite flow. Grades ranging from 0.447 to 2.02 ppm gold are contained within an approximately 100 by 100 metre area, coincident with moderate intensity quartz magnetite stockwork and potassic alteration. A halo of lower grade values ranging from 0.263 to 0.485 ppm gold extends into the andesitic volcanic rocks over a 250 by 250 metre area, where weak potassic alteration is overprinted by propylitic alteration.

At El Chaquiro, an intense phyllic alteration zone, mostly hosted within basaltic and andesite flows of the Combia Formation, measures some 2.5 kilometres east-west by 2.0 kilometres north-south. The zone is characterised by anomalous rock sample gold values up to 0.398 ppm, with numerous values in the 0.1 to 0.2 ppm range. Along the periphery of the phyllic zone, various structurally-controlled D-veins (strong quartz-sericite-pyrite alteration) return gold values exceeding 1 ppm, with a maximum value of 5.2 ppm gold over a 20 centimetre wide structure being recorded. A small apophasis of potassicly altered diorite porphyry returned gold values as high as 0.556 ppm gold.

At El Tenedor, surface rock sampling in diorite porphyry indicates that anomalous gold values, ranging from 0.148 to 0.498 ppm, are tightly clustered over an area of 300 by 300 metres. Although high-temperature potassic alteration and quartz magnetic stockwork are well developed, gold values are comparatively low. Economic gold mineralization at El Tenedor may be mostly eroded off or alternatively never developed to economic levels.

Exploration

Essentially two phases of target identification and evaluation have been completed on the Quebradona property, initially by Kedahda and subsequently by the Company. These activities included regional reconnaissance and target identification and first-phase follow-up and target definition by Kedahda and second phase in-fill reconnaissance and target identification followed by detailed surface target definition by the Company.

All of the exploration work to date on the Quebradona property has been carried out by Kedadha's and the Company's technical personnel. All data was collected under the supervision of professional senior-level geologists utilizing generally accepted exploration standards and the resulting information is believed to be reliable.

Regional reconnaissance and target identification was initiated by Kedahda in August 2004 and included regional stream sediment sampling and prospecting. Map-based drainage basin analysis was completed, identifying basin areas not greater than five square kilometres for sampling. Two hundred forty minus 200 mesh stream sediment samples were collected over an area of approximately 375 square kilometres, including samples within and immediately surrounding the Quebradona property. Prospecting coincident with stream sediment sampling identified float materials which led to the discovery of the intense phyllic alteration zones at El Chaquiro, and 71 chip and channel samples were collected from outcrops within this

target area. Based upon the results of previous exploration, Kedahda initiated follow-up target definition activities at El Chaquiro. Exploration activities at El Chaquiro included a 1:1,000 scale geological and alteration mapping of the prospect area, detailed structural mapping focusing upon fracture density, type and distribution and the collection of an additional 79 rock chip, channel and panel samples.

Based upon Kedahda's surface definition work, the El Chaquiro phyllic alteration zone, mostly hosted within basaltic and andesite flows of the Combia Formation, measures some 2.5 kilometres east-west by 2.0 kilometres north-south. The zone is characterised by anomalous gold values up to 0.398 ppm, with numerous values in the 0.1 to 0.2 ppm range, in strongly fractured and phyllic-altered volcanic rock. Coincidentally anomalous copper (to 500 ppm) and molybdenum (locally exceeding 100 ppm) values correlate with gold, and were noted to increase with topographic depth along the drainages. Along the periphery of the phyllic zone, various structurally-controlled D-veins returned gold values exceeding 1 ppm, with a maximum value of 5.2 ppm gold over a 20 centimetre structure. The small exposed apophasis of topographically recessed potassically altered diorite returned gold values as high as 0.556 ppm gold (with 723 ppm copper). Based upon porphyry gold models such apophasis are potentially indicators of near proximity to larger, economically important porphyry-style mineralization. Fracture density mapping suggests the potential presence of various mineralizing centres within the phyllic zone.

Bema initiated field work on the Quebradona property in August 2006. Bema collected an additional 12 reconnaissance samples at El Chaquiro and initiated a second phase of regional reconnaissance in September 2006, including in-fill stream sediment sampling and prospecting focussed upon an approximately five kilometre radius of the El Chaquiro target. Additional, high-density drainage basin analysis was completed and 192 stream sediment samples were collected over and area of approximately 150 square kilometres. Prospecting coincident with stream sediment sampling and additional follow-up work identified float materials and outcrops of altered and mineralized materials and led to the discovery of the La Aurora, La Isabela, La Sola and El Tenedor targets.

Based upon the results of high-density stream sediment sampling and follow-up prospecting, the Company initiated systematic evaluation of what it considered to be the Quebradona property's highest priority anomalies, as listed above. To date the following work has been completed, and results obtained, from each of these four target areas.

La Aurora. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area, the collection of 154 grid-based soil samples and the collection of 276 rock chip, channel and panel samples. Based upon the Company's surface definition work, and rock and soil sample database at La Isabela, potentially economic gold (with or without copper) mineralization is contained within an area of approximately 750 by 750 metres, with the best surface grades at La Mama and La Isla. At La Mama, values averaging 1.5 ppm gold are observed in discontinuous chip, channel and panel samples over an area of 240 by 200 metres, surrounded by values averaging approximately 0.500 ppm gold over an area of approximately 700 by 350 metres. At La Isla, values averaging approximately 1.2 ppm gold are observed over an area of about 100 by 100 metres, surrounded by values averaging about 0.65 ppm gold over an area of approximately 320 by 160 metres. Both anomalies remain open to the south and southeast where sampling to date is limited.

La Isabela. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area, an approximately two line kilometres ground-based magnetometer survey with data processing and interpretation, the collection of 136 rock chip, channel and panel samples and the collection of 322 grid-based soil samples collected at one metre depth on 50 metre centres over an area of approximately 1000 by 1000 metres.

The Company's surface rock sampling indicates that outcropping mineralization is contained within a northeast-striking corridor measuring some 60 to 70 metres in width which has been traced along a northeast strike. Channel sampling in road cuts within this corridor has produced segments of significant mineralization in continuous panel sampling, including 19.9 metres grading 3.15 ppm gold, 9.5 metres grading 1.6 ppm gold and 16.5 metres grading 0.45 ppm gold. Grid-based soil sampling completely blanketing and surrounding the area of outcrop sampling, returned anomalous gold values over an area of about 400 by 200 metres, oriented along a northeast axis. Based upon the soil results, the surface anomaly is closed in all directions. The ground magnetic survey indicated that the soil anomaly is coincident with a northeast-striking zone of moderate magnetite-destructive alteration, and may be on the flank of a shallow, strongly magnetic, circular intrusive (porphyry) body located immediately to the east-southeast. A northwest-striking system of magnetic dykes appears to emanate from the inferred porphyry body.

La Sola. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area, the collection of 43 rock chip, channel and panel samples and the collection of 140 soil samples collected at one metre depth on 100 metre centres over an area of approximately 2,000 by 1,000 metres. Grades ranging from 0.447 to 2.020 ppm gold are contained

within an approximately 100 by 100 metre area, coincident with moderate intensity A- and M-veining and potassic alteration. A halo of lower grade values ranging from 0.263 to 0.485 ppm gold extends into the andesitic volcanic rocks over a 250 by 250 metre area, where weak potassic alteration is overprinted by propylitic alteration. Soil sampling returned anomalous gold values over a 550 by 250 metre area which indicates that mineralization trends roughly northwest-southeast, coincident with the strike of volcanic units and specifically, the andesite flow.

El Tenedor. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area , the collection of 141 rock chip, channel and panel samples and the collection of 220 soil samples collected at one metre depth average 100 metre centres over an area of approximately 2,000 metres east-west by 1,400 metres north-south. The Company's surface rock sampling indicates that anomalous gold values in outcrop are tightly clustered over an area of some 300 by 300 metres, coincident with the El Tenedor diorite porphyry. Although high-temperature potassic alteration and A- and M-veining are well developed, gold values are comparatively low, ranging from 0.148 to 0.498 ppm gold in a restricted 100 square metre area. The majority of the rock sample values are below 0.4 ppm gold. Zones with highest-temperature (calcic) alteration and quartz-chalcopyrite veining return less than 0.1 ppm gold values. These results are also reflected in soil sampling where generally less than 0.3 ppm gold values are also tightly restricted to the diorite porphyry and drop off rapidly less than 0.1 ppm gold values related to propylitic alteration of the fine-grained diorite and Combia Formation volcanic country rocks which host the porphyry plug. The anomaly appears closed in all directions. Based upon observations derived from geological and geochemical data and mineralization\alteration patterns, it would appear that if economic porphyry-style gold mineralization existed at El Tenedor, it has been mostly eroded off.

Sampling and Analysis

Geochemical sampling at the Quebradona property consists of the collection of a total of 2,200 samples of all types. Based upon sampling method and target materials, three types of samples have been collected within the property: active stream sediment samples, chip and channel rock samples and soil samples.

(a) Approximately 434 active stream sediment samples have been collected at the Quebradona property by Kedahda and the Company. These samples were collected in pre-selected second and third order drainages, a minimum of 80 metres upstream from confluence points with other drainages. A suitable site along the active channel was selected and materials were passed through a minus 200 mesh stainless steel sieves. The minus 200 mesh component and water was collected in heavy-gauge five litre plastic bags. A clay flocculent, "SuperFloc" was added and all suspended materials were allowed to settle. Water was decanted down to approximately 500 millilitres and the solid and remaining liquid portion of the sample was transferred to numbered, rigid, sealable one litre plastic containers. The samples were then inventoried, packed upright into wooden crates and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(b) Approximately 930 chip and channel rock samples have been collected at the Quebradona property by Kedahda and the Company. Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralized structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), three to five kilograms of material were generally allowed to fall upon a clean plastic sheet spread in front of the out crop. The samples were then inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(c) In the absence of continuous outcrop exposure, approximately 860 grid-controlled and ridge-and-spur soil samples were collected by the Company in order to define the limits of the mineralized systems at Quebradona. One-to-two kilogram bulk samples were collected with Dutch-style soil augers at between one and three metres depth in order to collect *in situ* C-horizon saprolite. This collecting technique avoids surficial transported materials and overburden (ash, organic cover) and surficial residual gold enrichment and dispersion effects, producing results approximating those of the grade of unweathered bedrock mineralization, wherever present. The samples were then inventoried, packed into sacks and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Samples were prepared (crushed, pulped, split and pulped) in bulk (not screened) and analyzed by standard assay techniques.

Based upon the observations regarding the strength and style of alteration and mineralization at the Quebradona property and the quality assurance and quality control procedures and check sampling programs utilized by both Kedahda and the

Company, sample results obtained by these companies appear to be reliable and accurate. Surface sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling.

For every series of 25 samples of any type collected one sample is duplicated, and one commercially purchased standard and one proven blank inserted. Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Kedahda were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 0.10 to 3.0 ppm gold are used, and are thought to be high reliable in their advertised gold contents. For blanks, Kedahda used clean, fine-grained quartz-arenite sandstone, available in large volume from rock quarries near Bogota. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by ALS Chemex Laboratories at the request of Kedahda Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analyzed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Kedahda.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Kedahda's in-house Geochemical Database Administrator a professional geologist in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

Further Exploration and Development

The Quebradona property contains at least five early-phase exploration target areas, as defined by surficial exploration by Kedahda and the Company to date. These include, in priority order based upon results to date: La Aurora; La Isabela; La Sola; El Chaquiro; and El Tenedor. Based upon geologic setting, and observed lithological, alteration and mineralization parameters, the exploration targets at the Quebradona property are of the gold or gold and copper-rich porphyry-type. They are potentially large-tonnage, low-grade deposit types which may be amenable to open-pit mining and bulk-tonnage beneficiation techniques.

As a result of the significant surface gold geochemistry outlined at the La Aurora zone, the Company plans to carry out a stage one drilling program at an estimated cost of US$1.75 million, consisting of (i) 3,000 metres diamond drilling to test the porphyry gold potential of the La Mama and La Isla anomalies; (ii) a 1,000 metre diamond drill program at the La Isabela zone and to test the structurally-controlled surface gold mineralization as well as the porphyry gold potential at depth as suggested by the magnetometry anomaly; (iii) a 1,000 metre diamond drill program at the La Sola zone to test the continuity and depth potential for porphyry gold mineralization; and (iv) more surface work at EL Chaquiro, including geological mapping, sampling and geophysics and 500 metres of diamond drilling to test geophysical targets. Upon favourable results, a stage two 20,000 metre diamond drill program at an estimated cost of US$6.5 million will be conducted.

Miraflores Property

Property Description and Location

The Miraflores property is located within the municipality of Quinchia, Department of Risaralda, Republic of Colombia, approximately 190 kilometres west-northwest of the Colombian capital of Bogota and, approximately 55 kilometres north of Pereira, the regional capital of the Department of Risaralda.

The Miraflores property consists primarily of one granted exploration and exploitation contract totalling 124.09 hectares. The entire area of the claim is located within a 37,500 square hectare area of interest, which defines the Miraflores property for the purposes of the Colombia JV Agreement.

The exploitation license was granted to the Asociacionde Mineros de Miraflores ("**AMM**") by the Colombia Ministry of Mines in 1987 and the exploitation license has a thirty year term from the time of grant. The exploitation contract was extended for a term of 15 years in 2003 and is currently valid until October 13, 2018.

The contract rights are presently under an option granted by the AMM to Kedahda. According to the option agreement executed April 25, 2005, Kedahda has the right to earn 100% interest in the exploitation license by making a series of staged cash payments totalling approximately US$3,830,000 to the AMM over a period of five years from the date of execution. The option agreement is presently in good standing. The exploitation contract is one of the interests that is included under the Colombia JV Agreement. See "*Business of the Company – Interest in Principal Properties*".

The exploitation license does not require payment of any annual claim fees but is subject to a royalty of 4% of gross value of gold and silver production. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of gross value of gold and silver production. Because the exploitation contract was signed under previous legislation, the Company has the obligation to pay the existing royalty and an additional 4% royalty. The Company has applied for a new exploitation contract, which would result in a reduction in the total royalty to 4% if granted. Once officially registered, an exploration contract requires an inscription and subsequent annual claim payment fees of US$146.79 due to Ingeominas.

Kedahda and the Company have secured surface access agreements with the property owner in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

The Miraflores property has been the subject of ongoing artisanal mineral production activities, however, it is not subject to any known pending or outstanding environmental liabilities related to the exploitation license. Regardless, should environmental liabilities exist, the agreement between Kedahda and AMM specifies that such liabilities will remain the responsibility of AMM. The proposed exploration program described below under "Further Exploration and Development" includes diamond drilling, which requires the approval of the Colombian regional environmental authorities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Miraflores property is by gravel roads that connect a relatively dense rural farm population to various nearby over 10,000 person population centres, including the towns of Quinchia, Rio Sucio and Anserma. Various mid-sized cities, including Manizales, Pereira and Armenia are located within a two hour drive of the Miraflores property. The Miraflores property is located approximately seven kilometres south-southeast of the town of Quinchia, Risaralda. The Miraflores property may be accessed by a one hour flight from Bogota to Pereira (or Manizales or Armenia), travelling overland along paved highways from Pereira via the town of Anserma to the town of Quinchia, and then along gravel roads from Quinchia to various portions of the Miraflores property.

Water, power and labour are readily available to the Miraflores property site. Local labour is not trained in exploration and mining, indicating a need to provide training and import qualified personnel. All requirements (personnel, equipment and contractors) for project exploration and development may be purchased or leased out of Quinchia, Anserma or Rio Sucio. Heavy equipment and diamond drills may be contracted for out of Manizales, Medellin or Bogota.

The Miraflores property overlooks the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera. The topographic expression of the region is steep and, characterized by high-relief, vegetated mountains and steeply incised active drainages. Elevations are highly variable ranging from approximately 800 metres above sea level along the Cauca River valley to the east, to approximately 2,800 metre mountain peaks of a surrounding the Miraflores property. The elevation at the Miraflores property ranges from 1,000 to 1,500 metres above sea level.

Climatically, the region is tropical to sub-tropical, with daytime temperatures throughout the year averaging in the range of 20 to 24°C. The climate is humid, being somewhat more so during rainier seasons of March to May and September to December. Rainfall is typically between 900 and 3,000 millimetres per year. Natural vegetation is dominated by lush, low-growth Andean forest, mostly preserved along the course and headwaters of the natural drainages. Approximately 70% of the area including and surrounding the Miraflores property has been cleared for agricultural purposes, including primarily commercial coffee and subsistence food crops such as plantain and manioc.

Economically, the town of Quinchia, and the Miraflores area, may be characterised as rustic and rural. Agricultural activities dominated by coffee and mixed-crop farming are principle sources of sustenance and income. Small-scale, artisanal gold mining is important in various areas such as Miraflores, El Chuscal and Quinchia.

History

The Miraflores property forms part of a pre-Colombian to modern-day artisanal gold mining district which extends from Anserma in the south to Rio Sucio in the north. Production on an artisanal level has been more or less continuous throughout the region through to modern times. Artisanal gold production was most significant from the Miraflores mines during the 1950s. Interest was renewed in the area in the late 1970s, likely due to the increase in world gold price, and culminated in the 1980s with the formation of the artisanal mining cooperative, the AMM. Activity has been relatively consistent since this time, ebbing and flowing with fluctuations in the price of gold.

With respect to modern exploration and development, the mines at Miraflores have drawn the attention of various foreign-financed exploration companies since the mid 1990s, when Canadian junior companies such as Gran Colombia Resources Inc. and Sur American Gold Inc. reviewed the property and staked claims in the surrounding area. The most serious foreign-company review of the prospect was undertaken in 1997 by T.V.X. Mineria de Colombia, a subsidiary of the then Canadian mid-tier gold producer T.V.X. Gold Inc. ("**TVX**"). Although TVX apparently arrived at an agreement with the AMM, the social situation in the area during the 1990's did not lend itself to a secure exploration environment and no in-depth exploration was completed by TVX.

TVX completed various field visits to the Quinchia district between 1994 and 1997. Work completed was initially of a reconnaissance nature, culminating in a detailed sampling exercise of some of the adits and cross cuts at Miraflores. TVX established approximately 850 hectares in claims peripheral to the Miraflores property, covering some of the targets mentioned above, but did no further reconnaissance work.

In early 1997, as a result of ongoing conversations with the approximately 300 members of the AMM, TVX reached an agreement that permitted them to do an initial semi-detailed sampling of the principal adit at Miraflores. With the generally depressed gold market conditions of the late 1990's and the uncertain social conditions which prevailed throughout Colombia at the time, TVX decided to abandon its Colombian activities and, in 1998, discontinued formal operations. TVX completed no further work in the Quinchia district.

In 1998, a plan was conceived by the Colombia Ministry of Mines to investigate the technical and development capabilities of various Colombian artisanal gold mining districts. The Miraflores mine area was chosen for investigation which was initiated in 1999 and resulted in a comprehensive technical report in 2000. Ingeominas defined a five square kilometre study area with the known Miraflores mineralization in the centre of the area. Numerous geological, geochemical and geophysical investigations were undertaken. Ingeominas concluded that the Miraflores mine area was contained within a polylithologic out\subcropping breccia "pipe" over an approximately 5.2 hectare area. Ingeominas geochemical analyses suggested the breccia contains "disseminated" values averaging 0.7 g/tonne gold, while values in the fault-veins ranged from 0.2 to 429 g/tonne gold. Silver-to-gold ratios ranged from about 0.7 to 3:1.

In 2000, the Colombian government's geological division, Ingeominas, recognizing the apparent mineral potential of the prospect, with the permission of the AMM, undertook a series of technical studies at the Miraflores property, which included geological mapping, geochemical and geophysical studies, and resource studies.

In order to further evaluate the geological and economic potential at Miraflores, Ingeominas was advised by their geologist to conduct an additional 100 metres of underground development with sampling, and 650 metres of diamond drilling in five holes. However, this work was not completed and Ingeominas conducted no further work at the Miraflores property after 2000.

In 2005, Kedahda entered into an exploration agreement with the AMM, and exploration by Kedahda and the Company has been ongoing.

Geological Setting

The Miraflores property is located along the east-west margin of Colombia's physiographic Western Cordillera. The region is underlain by a highly complex basement known as Romeral Terrane, which may be characterized as tectonic mélange. The bedrock geology of the Miraflores property and surrounding area is discussed below under two headings, lithology and structural geology.

<u>Lithology</u>: The Miraflores property and surrounding area is underlain by four principal rock units. These include: (i) a basement complex consisting of mafic and ultramafic oceanic volcanic rocks and granitoid intrusive rocks belonging to the

Romeral terrane; (ii) stratified clastic sedimentary rocks of the Amaga Formation; (iii) bas-andesitic through felsic volcanic and pyroclastic rocks of the Combia Formation; and (iv) dioritic to monzonitic hypabyssal porphyritic intrusive rocks.

(a) Romeral Terrane: Romeral terrane rocks form a tectonically disrupted basement complex at Miraflores, and the Miraflores breccia and mineralization is entirely developed within Romeral terrane rocks. Except within the artisanal workings, fresh outcrops are relatively rare. Where observed, they form isolated fine-grained packages of mafic oceanic igneous rocks, including basalt, diabase and micro-gabbro, locally interstratified with fine-grained pelagic sediments. Bedding features are difficult to ascertain in outcrop due to tectonic disruption, weathering and poor exposure, although pillow structures and auto-brecciation are occasionally observed, as are amygduales containing zeolites, epidote and chlorite. In the proximity to hypabyssal porphyritic rocks, the basement mafic lithologies are variably hornfelsed, fractured, veined and hydrothermally altered. Intrusion-induced fracturing and veining occurs in dense stockworks with quartz and magnetite as the filling phases, accompanied by the formation of secondary (hydrothermal) biotite, and resulting in a potassic alteration assemblage (A- and M-veining plus biotite) directly linked to porphyry-style mineralization in the hypabyssal intrusions. These assemblages are commonly overprinted by late propylitic alteration, dominated by chlorite and epidote which introduces a greenish colouration to the Romeral lithologies. Chemical analyses indicate that Romeral basement rocks are tholeiitic in composition and appear to represent slivers of oceanic crust and aseismic oceanic ridges. The Romeral assemblage has not been directly dated at Miraflores, but based upon regional correlations is considered to be broadly lower Cretaceous in age, and to have accreted to the continental margin in the Aptian – Albian.

Forming part of the Romeral basement and outcropping in the southern part of the Quinchia district is the Irra stock. This calc-alkaline, granodioritic to monzonitic and locally syenitic intrusive has been mapped over an approximately 32 square kilometre area. It is coarse grained and holocrystalline, light grey to pink in colour and is dominated by andesine and orthoclase with or without quartz with augite and biotite forming the mafic phases. It has been dated at approximately 97 +\- 10 Ma (K-Ar, biotite). Contacts between the Irra stock and the Romeral basement are not well exposed and where present are structurally modified. It is not clear whether the Irra stock was emplaced in Romeral basement before, during or after Romeral accretion to the continental margin.

(b) Amaga Formation: The conglomerates, sandstones and siltstones of the Amaga Formation outcrop along road cuts about one kilometre to the southeast of Miraflores. The formation was unconformably deposited upon Romeral terrane basement rocks. Based upon pollen analyses, it ranges from upper Oligocene to lower Miocene in age. The Amaga Formation is dominated by greyish-green to cream coloured sandstones which form well-stratified thickly to moderately bedded packages containing intercalations of conglomerate and siltstone. In composition they range from quartz arenite to clay-rich wacke. The conglomerates form thin to moderate interbeds within the sandstones. The siltstones form larger interbeds within the sandstones and may locally dominate on the outcrop scale, forming laminated beds not exceeding a 10 metre thickness. The Amaga Formation is considered to be of continental origin, having been deposited in transtensional (pull-apart) basins along the middle Cauca, in response to transpression and uplift generated by post-Romeral tectonism along the Pacific margin to the west.

Morphologically, the Amaga Formation forms elongate north-northeast/south-southwest trending ridges, and structural measurements on bedding indicate moderate to steep dips to the west, suggesting east-vergent folding and possibly thrust fault imbrication. The formation is locally intruded by the hypabyssal porphyry suite, in the vicinity of which it is domed, highly fractured and contains abundant disseminated hydrothermal pyrite and illite with or without sericite.

(c) Combia Formation: Although widespread throughout the Quinchia district, the Combia Formation does not outcrop on the Miraflores property. In the district, it is dominated by two main units: (i) a lower sequence of massive, compact magnetic flow rocks and agglomeritic pyroclastics of bas-andesitic composition, and (ii) an upper finer-to-medium grained, interbedded tuffaceous and agglomeratic pyroclastic unit of more felsic (intermediate) composition. The upper unit is volumetrically dominant and is composed of mixed coarse- to fine-grained crystal, lithic, ash and lapilli tuffs. Lithic fragments comprise up to 40% of the coarse grained pyroclastic rocks, and include fragments of basalt, bas-andesite and hypabyssal porphyry. Geochemical whole rock analyses indicate that the lower Combia unit is of calc alkaline, bas-andesitic composition and has been interpreted to have formed in a back-arc setting. The upper unit is of calc-alkaline volcanic arc affinity. As with the Romeral suite, in proximity to hypabyssal porphyritic rocks, the Combia Formation is variably fractured, veined and hydrothermally altered. Intrusion-induced fracturing\veining occurs in dense stockworks

with quartz and magnetite in a potassic alteration assemblage (A- and M-veining plus biotite) directly linked to porphyry-style mineralization. These assemblages are overprinted by late propylitic alteration. The lower unit is considered to range from about 14 to 11 Ma in age. Both lower and upper units have clearly been intruded by the hypabyssal porphyry suite which has been dated at approximately 8 to 6 Ma.

(d) Hypabyssal Porphyry Suite: As with the Combia Formation, little hypabyssal porphyry outcrops on the Miraflores property. The suite however, is both volumetrically and metallogenetically significant in the Quinchia district. The porphyry suite manifests in various sub-tabular intrusive centres in the Quinchia (Dos Quebradas, La Cumbre, Mandeval) and Irra (Chuscal) areas. In detail it is comprised of multiple phases of hypabyssal porphyry which range in composition from diorite to quartz diorite. A fine-grained biotite micro-diorite body is observed within the suite and in some areas it appears transitional to sparsely populated plagioclase porphyry. The Quinchia district porphyry suite forms the southern extension of an arc of porphyritic rocks which extends from Anserma to Quinchia to Titiribi in the north. At various locations these porphyries have been dated and generally indicate ages ranging from 9 to 6 Ma.

Coincident with the hypabyssal porphyry suite at Quinchia, a series of porphyry-style gold-copper occurrences are observed. These mineralised alteration centres are hosted within a kilometre-scale propylitic (chlorite-epidote-carbonate-quartz-pyrite) halo which intensifies inwards to a series of gold (with or without copper) mineralized centres with alteration types which range from calcic-potassic (A-veining, calcic amphibole, disseminated magnetite and magnetite veining, K-spar with or without biotite) to intensely fractured\stockworked "phyllic" (or "D-type" with sericite-illite-pyrite) and "intermediate argillic" (with sericite-chlorite-clay (illite-smectite). The emplacement of the porphyry and the resulting concomitant hydrothermal alteration, affects all of the lithologic units in the Quinchia district. The gold occurrences of the Quinchia district, including those contained within the Miraflores property, are linked to the emplacement and cooling history of the hypabyssal porphyry suite.

Structural Geology: At the regional scale the most prominent structural control in the Quinchia district is the generally north-south striking, subvertical basement architecture of the Romeral fault system. Structural reactivation during various post-Romeral events is also recorded, and principal and secondary faults at the Miraflores property scale strike west-northwest, east-southeast and northeast-southwest. The Miraflores fault passes to the east of the Miraflores property. It strikes 47 degrees to the northeast and dips at approximately 45 degrees to the northwest. It appears to be an east-verging thrust of undefined displacement which places Romeral terrane basalts over sandstones of the Amaga Formation. Its age is likely middle to late Miocene. Within the Miraflores breccia, numerous minor, high-angle north/northwest-south/southeast-striking faults are recorded, and as indicated by their hydrothermal infillings, control the distribution of high-grade mineralization within the Miraflores breccia. Based upon work completed by Kedahda and the Company, low-angle structures (less than 30 degree dip) also cut the Miraflores breccia and control the distribution of high-grade mineralization.

The Miraflores property is vegetated by native Andean forest, dense secondary scrub growth, agricultural crops and grassy cattle pastureland, making detailed geologic mapping difficult. Natural outcrop is sparse and is limited to road cuts and road-side quarries, mule and walking paths and steeply incised active drainages. Additionally, tropical to semi-tropical oxidation and weathering at surface masks original bedrock texture and mineralogy in many outcrops.

Mineralization

Mineralization at the Miraflores property is contained within the Miraflores magmatic-hydrothermal breccia body. Based upon surface definition and drilling activities completed by Kedahda, the body is roughly circular, measuring some 280 by 250 metres in surface outcrop, and has been traced via drilling for over 600 metres in vertical extent. It remains open at depth. At surface, the breccia is exposed on a 30 degree slope. The prospect is well known for free native gold occurring in vugs and cavities in the carbonate and quartz cement of the magmatic-hydrothermal breccia.

High-grade gold mineralization within the breccia is contained within narrow spaced, north-northwest-striking fault-veins, and in disseminated form accompanying hydrothermal infillings in open spaces between and around the breccia fragments. The breccias may be monolithologic, made up exclusively of basalt clasts and blocks, or polylithologic, containing unaltered rhyodacite and diorite porphyry, undifferentiated tuffaceous rocks, andesite, monzonite, ultramafic rocks and amphibolite fragments in addition to the predominant basalt clasts. The central parts of the breccia body are predominantly polylithologic in character, whereas the marginal parts are largely monolithologic. Based upon observations in underground workings and in drill core, three types of breccia have been reported. The earliest comprises monolithologic or polylithologic clast populations set in hydrothermal cement. The first cementing mineral is epidote, which forms thin rinds around the clasts, followed by quartz and carbonates, mainly calcite but including minor amounts of dolomite. Small quantities of sulphide minerals, typically about 1 volume % pyrite plus traces of sphalerite, galena and chalcopyrite, were deposited during final

quartz and initial carbonate precipitation. These early cementing minerals also appear to line the fractures in the basalt blocks and to vein the basalt wallrock for several metres along the breccia contact. This early breccia was cut by a second breccia phase in which a rock-flour matrix is intensely replaced by epidote. Any remnant open space is filled by the same quartz, sulphide and carbonate sequence as in the early breccia. Fragments of the first breccia are observed in the second. A third brecciation event characterized by injection of fine-grained, largely barren rock flour into the epidote-rich second phase occupies relatively minor rock volumes which is observed in drill core from the central parts of the breccia body. A fourth breccia variety, comprising intensely silicified rock containing abundant sphalerite, is observed only as occasional clasts in the polylithologic breccia.

The highest grade mineralization at the Miraflores property is contained within the steeply-dipping fault-veins which transect the breccia body and extend into the surrounding volcanics. All the isolated gold assays in drill core of greater than 3 g/tonne gold coincide with the presence of coarse visible gold grains, and/or the presence of crystalline galena and sphalerite. By contrast, the rock flour breccia is not well mineralised, except where cut by discrete fault-veins. The average grade of the "disseminated" mineralization in the Miraflores property has yet to be definitively determined. Based upon diamond drill results, an average grade for the entire bulk breccia, cutting all plus 10 ppm gold values to 5 ppm, falls in the 0.5 to 0.8 g/tonne gold range. Regardless, based upon underground panel sampling and upon drill results, disseminated gold distribution is not homogenous, and various continuous more than 10 metre sections grading greater than 1 ppm gold are recorded. Increased grades are observed in the vicinity of larger high-grade structures, suggesting some infiltration of hydrothermal fluids from the structures into the porous breccia. Drilling indicates that the eastern portion of the breccia is generally low grade (less than 0.5 g/tonne gold), and that disseminated gold grades appear to bottom out at around 254 metres vertical depth.

Exploration

Two phases of exploration have been completed on the Miraflores property, initially by Kedahda and subsequently by the Company. These activities included target identification and first-round diamond drilling by Kedahda and an ongoing second-round diamond drilling and preliminary metallurgical testing by the Company.

All of the exploration work to date on the Miraflores property has been carried out by Kedadha's and the Company's technical personnel. All data was collected under the supervision of professional senior-level geologists utilizing generally accepted exploration standards and the resulting information is believed to be reliable.

The Quinchia gold-copper porphyry district was conceptually identified within Kedahda's regional target generation program. The Miraflores mine area was considered part of the Quinchia district, but not necessarily a priority target for Kedahda Initial reviews in the Quinchia district and at the Miraflores property indicated that the Miraflores property could form an important satellite deposit to the larger volume porphyry gold copper occurrences in the area. Kedahda entered into an agreement with the AMM in March 2005, and initiated a work program which included target identification by surface and underground mapping and sampling and diamond drill testing.

Pre-drilling target identification work completed by Kedahda around and at the Miraflores property included: 1:10,000 scale mapping in the Quinchia district, including at Dos Quebradas and La Cumbre (both porphyry centres) and at Miraflores; orientation sampling at Miraflores; and 1:250 scale mapping and underground sampling at Miraflores.

In total, Kedahda collected 185 rock samples at the Miraflores property. The great majority of these samples were collected as channel and panel samples within the principal AMM access tunnel, referred to as the La Cruzada tunnel, and in one of the working adits. La Cruzada is an approximately 270 metres long crosscut oriented at about 265 degrees azimuth, which cuts many of the known north-northwest-striking high-grade fault-veins which are the object of the artisanal mining activities at Miraflores. The La Cruzada entrance is located on the eastern margin of the Miraflores breccia, and is essentially developed in magmatic-hydrothermal breccia along its entire length. La Cruzada is the largest tunnel transecting the Miraflores breccia. It is topographically located at 1,390 metres above sea level and is the topographically lowest access point to the breccia in the entire district. It transects the breccia at approximately 70 to 90 metres below the topographic surface.

The location and results of all Kedahda rock sampling following composite results from the continuous underground channel and panel sampling of La Cruzada are as follows:

- From 0 to 20.0 metres: Roof support, no exposure, no sampling
- From 20.0 to 121.5 metres (101.5 metres):

- Uncut Geometric Mean: 0.298 ppm gold
- Average Grade: 0.40 ppm gold

- From 121.5 to 235.8 metres (114.3 metres):
  - Uncut Geometric Mean: 1.009 ppm gold
  - Average Grade: 1.541ppm gold (cutting greater than 10 ppm gold values to 5 ppm)

Gold values in La Cruzada are spiky and affected to some extent by nugget effects. Inspection of assay data indicates that gold values range up to 36 ppm gold and several values exceeding 10 ppm gold are observed. Regardless, based upon sample descriptions and inspection of sample sites, high-grade gold values are ubiquitously associated with millimetre-to centimetre-scale fault veinlets and gouge zones which cut the breccia system. Samples observed to contain no fault-vein component consistently contain gold, but values are generally in the less than 1 ppm range.

With respect to the high-grade fault-vein structure accessed via La Cruzada, Kedahda collected 22 separate (non-continuous), selective channel and panel samples of the vein structure and the immediate wall rocks. Vein values including 210, 167, 31, 23 and 17 ppm gold were returned, clearly demonstrating the high-grade nature of these structures. Wall rock values in the 1.0 to 5.0 ppm gold were common. Regardless, such structures were not considered to form stand-alone targets for Sociedad Kedahda, and no detailed follow-up work on individual fault-veins was undertaken.

Based upon geological and metallogenetic considerations and the reported underground sampling results which suggested potentially economic "disseminated" bulk-mineable grades within the breccia system, Kedahda decided to commence a drill program on the Miraflores property in January 2006.

Drilling

To date, two diamond drilling programs have been undertaken at the Miraflores property, including in 2006 by Kedahda, and in 2007, following entry into the Colombia JV Agreement, by the Company.

Kedahda Drill Program

In order to test the grade, continuity and volume potential of the "disseminated" mineralization in the Miraflores breccia, Kedahda completed 1,414 metres of diamond drilling in four holes. The first three holes were collared within the La Cruzada tunnel, at approximately 120 metres west inside the tunnel, in order to avoid drilling the upper portion of the breccia, which could easily be evaluated in outcrop and artisanal tunnels. The first three holes were collared on the same location in the tunnel and drilled in a fan configuration, to the west, east and north. Based upon the results of the first three holes, and remaining geological uncertainties, Kedahda drilled a fourth hole, which was collared at surface and drilled vertically.

Drill Hole Summary – Kedahda 2006 Program

Hole No.	Location	Utm Easting	Utm Northing	Elevation (m)	Azimuth	Incline	Hole Length (m)	Pertinent Mineralization(1)
MI DD-01	La Cruzada Adit	423,080	585,066	1,391	264	-60	238.15	238 m @ 0.7 g Au\t Incl. 22 m @ 1.0 g Au\t And 51 m @ 1.2 g Au\t And 26 m @ 1.1 g Au\t
MI DD-02	La Cruzada Adit	423,080	585,066	1,391	84	-60	224.6	224 m @ 0.31 g Au\t Incl. 121 m @ 0.5 g Au\t And 58 m @ 0.8 g Au\t
MI DD-03	La Cruzada Adit	423,080	585,066	1,391	10	-60	338.4	242 m @ 0.89 g Au\t Incl.100 m @ 1.03 g Au\t
MI-DD-04	Surface	423,100	585,062	1,451	0	-90	612.55	66 m @ 2.25 g Au\t 2 m @ 25.8 g Au\t 2 m @ 27 g Au\t

Note:

(1) Calculated using interval grades as reported (uncut) and no applied cutoff grade.

B2Gold 2007 Drill Program

The Company identified potential for the Miraflores property to meet its target criteria, and initiated investigation of various avenues at the Miraflores property, including:

- Verifying the possibility of the existence of a smaller tonnage but significantly higher-grade target, such as implied by the results from Hole MI-DD-04.
- Investigating various mineralogical and metallurgical avenues to verify if the abundant lower-grade materials (less than 1 ppm gold) at the Miraflores property could be sufficiently cost-effectively processed so as to render them economic.
- With the results of these enquiries, examining the potential for significantly increasing the gold resource base by lowering the cut-off grade of a potential mining operation.

In October 2007, the Company completed a six-hole, 2,210 metre diamond drilling campaign at the Miraflores property. A total of 3,624 metres in ten holes have now been drilled at the Miraflores property. Details of the six drill holes, along with laboratory analytical results from Holes MI-DDH-05 to 08, being the results available as of the date of this prospectus, are as follows:

Drill Hole Summary – B2Gold 2007 Program

Hole No.	Location	Utm Easting	Utm Northing	Elevation (m)	Azimuth	Incline	Hole Length (m)	Pertinent Mineralization(1)
MI-DDH-05	NE Margin	423,177	585,137	1,410	225	-80	301.1	301.1 m @ 0.34 g Au\t
MI-DDH-06	NE Margin	423,137	585,197	1,444	225	-70	353.7	353.7 m @ 0.45 g Au\t Incl. 18 m @ 1.09 g Au\t and 42 m @ 0.81 g Au\t
MI-DDH-07	NE Margin	423054	585241	1495	200	-70	376.7	200 m @ 1.02 g Au\t Incl. 42 m @ 2.24 g Au\t
MI-DDH-08	Central Breccia	423024	585140	1518	225	-70	352.05	352 m @ 0.94 g Au\t Incl. 208 m @ 1.24 g Au\t and 64 m @ 2.67 g Au\t
MI-DDH-09	SW Margin	423057	584990	1497	45	-85	341.55	Awaiting Results
MI-DDH-10	SW Margin	422983	585001	1538	45	-70	485	Awaiting Results

Note:
(1) Calculated using interval grades as reported (uncut) and no applied cutoff grade.

The Company's diamond drilling to date has been successful in confirming the presence of a significant high-grade core zone to the Miraflores breccia, as indicated by earlier Kedahda drilling. The Company's drilling expands the size potential and enhances the spatial definition of the high-grade core and increases somewhat the overall average grade. Additionally, the Company's drilling results suggest better continuity to the lower-grade (0.7 to 1 ppm gold) mineralization at the Miraflores property than implied by previous drilling, in general enhancing the bulk-mining potential for this gold occurrence. Finally, the Company's drilling indicates that mineralization remains open to the west. Additional drilling will be required to close and fully evaluate the grade-tonnage potential of the Miraflores breccia.

Sampling and Analysis

Geochemical and analytical sampling at the Miraflores property consists of the collection of a total of 1,116 samples of all types. Based upon sampling method and target materials, two types of samples have been collected within the property: chip and channel rock samples and diamond drill core samples.

(a) Approximately 195 chip and channel rock samples have been collected at the Miraflores property by Kedahda and the Company. Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralised structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ*

sampling (panels, channels), three to five kilograms of material were generally allowed to fall upon a clean plastic sheet spread in front of the outcrop. The samples were then inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(b) Samples collected from diamond drill core were collected after the core was boxed, measured, had the recovery per drilled interval calculated, and logged for geological, mineralogical and alteration features by a supervising geologist. Due to the disseminated nature of the mineralization, Sociedad Kedahda S.A. sampled core at consistent two metre intervals throughout. The Company followed a similar approach. Core for individual holes was measured and two metre samples intervals were laid out along its entire length. The core was cut using a diamond core saw and approximately 50% of the core for each interval was randomly selected and sealed into number plastic sample bags. Samples were later inventoried and shipped to ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

Based upon the observations regarding the strength and style of alteration and mineralization at the Miraflores property and the quality assurance and quality control procedures and check sampling programs utilized by both Kedahda and the Company, sample results obtained appear to be reliable and accurate. Surface sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling.

For every series of 25 samples of any type collected, one sample is duplicated and one commercially purchased standard and one proven blank inserted. Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Kedahda were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 0.10 to 3.0 ppm gold are used, and are thought to be highly reliable in their advertised gold contents. For blanks, Kedahda used clean, fine-grained quartz arenite sandstone, available in large volume from rock quarries near Bogota. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex laboratory at the request of Kedahda. Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analyzed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Kedahda.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Kedahda's in-house Geochemical Database Administrator (a professional geologist) in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

Metallurgical Test Work

The Company performed recovery tests on three bulk samples taken from the La Cruzada tunnel to determine what range of gold recoveries could be expected utilizing gravity separation techniques. The purpose of the program was to determine if gravity separation by itself has the potential to be a viable means of metal recovery for the Miraflores property. The test program was designed to process one tonne samples of low grade material (less than 1 g/tonne gold), medium grade material (1 to 3 g/tonne gold) and high grade material (greater than 3 g/tonne gold). The three samples were obtained by drilling shallow holes along selected sections of the La Cruzada tunnel that had previously been channel sampled to determine the estimated grade, and then blasting the material onto plastic tarps. The samples were loaded into a small ore car by hand and hauled outside of the portal. Samples were placed in individual piles and all pieces of rock were reduced to minus 15 centimetres using hammers. Approximately one tonne of each bulk sample was bagged, labelled and weighed for shipment to Laboratorio del Instituto de Minerales CIMEX ("**CIMEX**") at the Universidad Nacional de Colombia in Medellin.

CIMEX is not a certified laboratory, and the tests were performed by students under the supervision of Ana Cecilia Gaviria Cartagena, the Executive Director of CIMEX. The results of this program provide general gold and silver recovery ranges. This data does not meet quality standards that would allow its use in determining final project economics or project viability. The intent of this program was only to determine the potential for gravity recovery of the various grade material from the Miraflores property.

At the laboratory, the three one-tonne samples were processed through a closed circuit crushing facility to produce a minus 10 mesh product. Each one-tonne sample was crushed to minus 10 mesh in size utilizing a primary crusher, impact crusher, a single deck screen and a roll crusher. After crushing, each sample was blended and then split into the following:

- Three each, 1 kilogram samples. Each 1 kilogram sample was dried and screened into four screen sizes: minus 10 to plus 18 mesh, minus 18 to plus 48 mesh, minus 48 to plus 100 mesh, and less than minus 100 mesh. Each screen size was weighed and fire assayed for gold and silver.

- Four each, 50 kilogram samples. Each 50 kilogram sample was screened into plus 48 mesh and minus 48 mesh fractions and then processed through a Knelson Concentrator. The concentrate from the Knelson was weighed, dried and fire assayed. Both gold and silver values were reported. The tailing material from the Knelson was dried, weighed and fire assayed for gold and silver. The results of both size fractions were then combined to generate the final recovery estimate.

From the screen analysis results, it was determined that the grade ranges of the three bulk samples were not in the ranges predicted by the channel samples and that the nugget effect made it difficult to accurately determine the grade of the material. The screen analysis results indicated that the low grade and medium grade samples both had grades of approximately 0.35 g/tonne gold. The high grade screen sample was significantly higher in grade than anticipated with a value of 103 g/tonne gold. It was interesting to note that in both the medium grade and low grade samples, the gold was concentrated in the minus 48 mesh size fraction. Approximately 70 to 75% of the gold was found in only 25 to 30% of the sample. In the high grade sample the opposite effect was seen in that approximately 80% of the gold was associated with the plus 48 mesh material.

The Knelson gravity recovery tests on the high grade bulk sample were very successful, with average gold recovery of 65% in less than 7% of the sample weight. Recoveries varied from a low of 50% to a high of 75%. The nugget effect created significant variability in both the concentrate grades and the tail grades, resulting in the fairly large recovery range, but the overall test clearly demonstrate that gravity separation is a viable means of gold recovery for high-grade material. The average feed grade for the four 50 kilogram samples tested was 162 g/tonne gold. A summary of the gravity recovery results (average results for each sample type) for all of the samples is shown below.

Knelson Concentrator Test Results

	Units	Low Grade	High Grade	Core
Feed	kg	50	50	42
Feed	g/t Au	0.59	161.7	2.8
Concentrate	kg	4.23	2.78	2.44
Concentrate	%	9.62%	6.49%	5.82%
Tail	kg	39.73	39.99	39.50
Lost Material	kg	6.04	7.24	0.06
Lost Material	%	12.1%	14.5%	0.1%
Conc. Grade	g/t Au	0.66	1,614.8	32.5
Tail Grade	g/t Au	0.58	60.8	1.0
Au Recovery	%	10.8%	64.8%	67.9%

The low grade bulk sample did not have enough free gold to be successfully separated by gravity. The concentrate grade and tail grade were within assay error of each other with the concentrate grade being 0.7 g/tonne gold and the tail grade being 0.6 g/tonne gold. It was very difficult to obtain any type of clean separation of gold with this sample as either nothing was going to concentrate or significant amounts of the coarse fraction (at average sample grade) were reporting to concentrate.

The medium grade bulk sample reacted in the same manner as the low grade sample, so this test was terminated.

As the bulk samples did not provide medium grade material for testing, a fourth core sample composite was selected from remaining core in diamond drill hole MI-DDH-4, one of the original exploration holes. This was done to get a sample with an average grade of approximately 2 to 3 g/tonne gold. Every other metre of the remaining core was taken from the 198 to 248 metre interval in the hole, for a sample weight of approximately 50 kilograms. The sample was reduced to minus 10

mesh as described above for the bulk samples, and a single one kilogram sample was split out for screen analysis with the remainder of the sample being processed through the Knelson concentrator.

The screen analysis for the core sample showed a higher distribution of gold (approximately 67%) in the coarse (plus 48 mesh) size fraction, which was similar to the high grade sample. Gold recovery from the Knelson concentrator was approximately 68% in less than 6% of the sample weight, which is an excellent for a medium grade sample. The feed sample grade indicated by the gravity recovery tests was 2.8 g/tonne gold. This result verified the recovery range indicated by the high grade sample.

Based on these results, a more detailed metallurgical program may be warranted. Future programs would be done in North America with certified laboratories specializing in this type of work. The initial tests completed at CIMEX were only to determine the potential for gravity recovery at Miraflores. Future tests would be done on core samples from the Company's drilling programs that are more representative of the ore body, and would be designed to quantify gravity recovery and cyanide leaching recovery by rock type and grade. This future work will depend on the drilling results of the current program and the estimated gold grade of various ore zones of this deposit.

Further Exploration and Development

The Miraflores property is located within the historically important and present-day artisanal mining district of Quinchia. District-scale mineralization at Quinchia is related to high-level hypabyssal gold (copper) porphyry bodies. The district includes the Miraflores breccia, a significant gold-silver rich magmatic-hydrothermal breccia body whose genesis is intimately related to the evolution of the porphyry mineralization occurring in the Quinchia district. Within the Miraflores property, the only type of precious metal mineralization presently known is contained within the Miraflores breccia and porphyry-style gold-copper mineralization has not yet been detected.

The Miraflores breccia is contained within an area measuring some 280 by 250 metres by more than 600 metres vertical depth, and at present does not appear to extend beyond the plain-view limits of the breccia system, as presently mapped. At present, the principal target at Miraflores is a bulk-mineable deposit, which combines the low and high grade mineral types, and which may be amenable to open-pit mining and bulk tonnage beneficiation techniques. The high grade fault-veins at Miraflores do not appear to be amenable to individual (underground) extraction.

Limited diamond drilling and metallurgical test work at the Miraflores property by Kedahda and the Company has been successful at delineating a significant low-grade, large tonnage gold-silver deposit at Miraflores that is potentially amenable to bulk-tonnage mining and mineral extraction techniques. Based on the work completed to date, the Company believes that the property warrants further resource definition via diamond drilling and continued metallurgical test work in order to verify the feasibility of economically recovering gold from the important low grade (0.3 to 1 ppm gold) resource the Miraflores property has to offer. In the event that both diamond drilling and metallurgical test work provide positive results, the Company plans to conduct additional drilling on the Miraflores property.

Based on the favourable exploration and metallurgical results to date, the Company is conducting additional exploration in order to further evaluate the mineral potential of the Miraflores property, including a stage three exploration diamond drilling program totalling 10,000 metres, plus underground workings rehabilitation and additional metallurgical tests at a cost of approximately US$5 million. Upon receipt of favourable results from the stage three program, the Company plans to conduct a stage-four program, including working on a feasibility study at a cost of approximately US$8 million.

MINING IN RUSSIA

General Information

The Russian Federation is located in the Northern part of Asia, with a capital city of Moscow. Officially, Russia restricts investments in aerospace, natural gas, insurance, electric power, defence, natural resources and large-scale construction projects. Foreign investments are, however, provided with various guarantees with respect to their investments and derived profits, such as legal protection of investment activities, the right to use various forms of investments, the protection against an adverse change in Russian legislation, the right to repatriate profits and the right to compensation in the event of nationalization.

Generally, the same tax regime applies to domestic and foreign companies whose activities in Russia create a permanent establishment for Russian tax purposes, with a corporate income tax rate of 24%. The regional governments have the discretion to reduce the companies' effective rate by 4% (to 20%), though in practice this benefit is applied only in certain conditions.

Mineral Exploration and Extraction Regulations

Law of the Russian Federation No. 2395-1 "On Subsoil" ("**Subsoil Law**") and Federal Law No. 41-FZ "On Precious Metals and Gems" ("**Precious Metals Law**") set out the licensing regime for the use of subsoil in geological research, exploration, and production of mineral resources. Accordingly, subsoil within the territory of the Russian Federation, including mineral resources contained therein, remains with the state. The right to use the subsoil is granted in the form of a license confirming the right to use the plot(s) of subsoil, with a licensing agreement setting out the necessary conditions for the use of subsoil in accordance with federal law. Most of the conditions on the license are based on mandatory rules; however, a number of provisions are negotiable with the Federal Subsoil Resources Management Agency.

The license certifies the right of its holder to use the subsoil plot within specified boundaries, activities, and terms. For geological exploration of mineral resources, the license is granted for a maximum term of five years. For actual production of mineral reserves, terms are varied to reflect the expected life of the mine, and are calculated on the basis of the feasibility study for the extraction of the mineral deposit ensuring the rational use and protection of subsoil.

Obtaining a License: Production licenses and combined exploration and production licenses are awarded by tender or auction conducted by the Federal Subsoil Resources Management Agency. The winner of a tender is considered to have submitted the most technically competent, financially attractive and environmentally sound proposal meeting tender terms and conditions. The winner of an auction is primarily the party making an offer with the largest amount of one-time payment for the right to use the subsoil plot. Federal authorities may grant geological exploration and production licenses without auction or tender to holders of exploration licenses that discover mineral resources through exploration work conducted at their own expense.

Land Use Permits: In addition to a subsoil production license, rights to use surface land within the specified licensed mining area must be obtained. Pursuant to the Subsoil Law, subsoil licenses are issued subject to the land resources management authorities' consent to the allotment of a land plot covering the surface of the license area. Further, under the Land Code, commercial legal entities must own or lease land occupied by their operations by January 1, 2008.

Precious Metals Regulation: Generally, under the Precious Metals Law, title to precious metals belongs to the company that extracts the ore. Ore and concentrate containing precious metals can be purchased by Russian State Assay Chamber registered Russian companies. Only licensed organizations may refine precious metals, and once extracted the metals may only be used in internal production processes or sold to relevant government authorities or credit organizations with a precious metals license. The export of precious metals is subject to licensing, whereas importing has no specific regulations.

Environmental Policy

Issues of environmental protection in Russia are regulated primarily by Federal Law No. 7-FZ "On Environmental Protection", along with a number of other federal and local legal acts. These environmental laws and regulations set various standards for health and environmental quality and provide for penalties and other liabilities for violation, including fines, court action to limit operations or remedy the violation, administrative or civil liability, criminal liability, and compensation for environmental damage. Any activity that may affect the environment is subject to state ecological approval by federal authorities under Federal Law No. 174-FZ "On Ecological Expert Examination". Monitoring, implementation, and

enforcement of environmental laws and regulations are provided by various federal agencies and ministries, state authorities, and public and non-governmental organizations. These parties also have the right to initiate lawsuits for the compensation of damage caused to the environment, for which there is a limitation period of 20 years.

Pay to Pollute: A pay-to-pollute regime establishes standards for allowable impact on the environment for industrial and business activities. The company must develop internal pollution standards reflecting both statutory standards and the type and scale of the environmental impact of their operations, which then must be approved by the Federal Service for Ecological, Technological and Nuclear Supervision. Fees are imposed on a sliding scale, with the lowest fees arising from pollution levels within statutory limits, intermediate fees for pollution levels within individually approved limits, and the highest fees for pollution levels exceeding individually approved limits. However, the payment of fees does not relieve a company from the responsibility to take further environmental protection measures or undertake restoration and clean-up activities.

THE RUSSIAN PROPERTY


Pevek
Kupol East & West
Anadyr
Magadan
Petropavlovsk-kamchatskiy

Gustavson Associates, LLC, a geological and engineering consulting firm, was retained by the Company to complete a technical report on the Kupol East and Kupol West Licenses. The following information is derived or is a direct extract from "Technical Report on the Kupol East and Kupol West Licenses, Chukotka Autonomous Okrug, Russia", dated November 21, 2007 (originally filed October 22, 2007) (the "**Kupol Technical Report**") which was prepared by Gustavson Associates, LLC in compliance with NI 43-101. William J. Crowl, R.G., of Gustavson Associates, LLC, the author of the Kupol Technical Report, is a "qualified person" and "independent" of the Company as those terms are defined in NI 43-101. All figures and tables contained herein have been extracted from the Kupol Technical Report.

A complete copy of the Kupol Technical Report will be filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and will be available for inspection at the offices of the Company's solicitors, Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, by appointment during normal business hours during the distribution hereunder and for a period of 30 days thereafter, as well as under the Company's profile on SEDAR at www.sedar.com upon the effective date of this prospectus.

East and West Kupol Licenses

Property Description and Location

The East and West Kupol licenses are located in northeastern Russia, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Okrug. The nearest major towns are Anadyr, 410 kilometres to the southeast, and Bilibino, 220 kilometres to the northwest.

The West Kupol license (License Series АНД No. 13804 БР) covers an area of 231.6 square kilometres, excluding the 17.4 square kilometre area of the mining claim for the Kupol deposit. The East Kupol license (License Series АНД No. 13803 БР) is situated 3.7 kilometres east of the Kupol license area and covers an area of 194 square kilometres. Both licenses are

valid for a period of 25 years from date of registration of the license, and provide for the right to explore, develop and mine gold and silver to a depth of 1,000 metres from the present land surface.

Title to the East and West Kupol licenses was registered in the name of CMGC on October 24, 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources (Rosnedra). At the time of grant, CMGC was owned by Bema and CUE, with 74.99% and 25.01% interests respectively. The rights to explore, develop and mine the East and West Kupol licenses were granted upon payment of US$1,500,000 (38,500,000 rubles) and US$1,200,000 (30,800,000 rubles) respectively. These payments were made on September 28, 2006. Both licenses are valid for a period of 25 years. In connection with the arrangement between Bema and Kinross in February 2007, Bema's interest in CMGC was acquired by Kinross and is held by the resulting entity, Kinross' wholly-owned subsidiary East West Gold Corporation.

The East and West Kupol licenses have been the subject of exploration work by Soviet and Russian State work parties. No reclamation work was undertaken on the property by the Soviet and Russian State work parties. The East and West Kupol licenses have not been the subject of previous mining activity. Portions of the West Kupol license area are covered by land allotments covering the infrastructure for the Kupol Mine. The land allotments under the West Kupol license excludes any right for sub surface usage or exploration on the Kupol Mine site. CMGC will be required to reclaim disturbances in the area of the Kupol Mine. As the West Kupol license area covers the area adjoining the Kupol Mine, it may be subject to discharges from the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The East and West Kupol license areas are located in the central portion of the Chukotka Autonomous Okrug (region) in northeastern Russia. The project areas are located approximately 1,200 kilometres northeast of Magadan, the principal service city in the northeast, with a population of approximately 150,000, and the Chukotka Autonomous Okrug administrative center, Anadyr, 425 kilometres to the southeast, with a population of approximately 7,000. Both of these cities are linked to Moscow via regular air service.

Surface access to the region is provided by winter roads, operating between December and April, that link the Kupol Mine area with the port town of Pevek with a of population 4,500, 449 kilometres by road to the northeast, and the regional service community Bilibino with a population of 6,000, 298 kilometres by road to the northwest. From the Kupol Mine, the East and West Kupol license areas are accessible by winter roads. Tracked vehicles and six wheel drive all-terrain vehicles provide limited surface access over tundra during summer months.

The sea port of Pevek is the principal staging point for supplies, with supplies delivered on ships from Russia and North America during July through September and then delivered via winter road to the Kupol license area. The majority of supplies for the season's work must be purchased a year in advance and shipped in this manner. Supplies which do not make the summer ocean shipping schedule are delivered to site via the Kolyma winter road from Magadan to Bilibino then onwards to Kupol or alternately by air from either Anadyr or Magadan. Year round air transport is provided by Russian MI-8 helicopters based in Keperveem, 36 kilometres southwest of Bilibino. A helicopter flight from Keperveem to the Kupol area takes approximately one hour and an additional ten minutes to the eastern side of the East Kupol license.

The climate is best characterized as continental sub-arctic, with a mean annual air temperature of -13°C. The mean air temperature is -30°C from December to February. Daily average temperatures are above freezing from early June to mid-September. The number of days with an average temperature of above freezing is no more than 50. Annual precipitation does not exceed 277 millimetres. Winters (September-May) are characterized by strong winds, frequent whiteouts and ice fog. Minimum temperatures drop to as low as -58°C during January and February. Summers (June-August) are characterized by frequent rain, and occasional fog and night frosts, with mean monthly air temperatures of 8.3, 11.3 and 10°C for the months of June, July and August respectively. Local drainages freeze completely by early October and break up in the late May. Spring floods are short and intense, and commonly last a week to two weeks.

The terrain consists of undulating hills ranging from 450 to 800 metres elevation above sea level, with low rounded hilltops 100 to 200 metres above river beds and occasional flat midland areas. Slopes vary from 5 to 30 degrees.

The land surrounding the Kupol site currently is within the land used by the Lamutskoye agricultural community for reindeer herding and supporting traditional indigenous activities for hunting and gathering. The land is owned and administered by the municipality of Anadyr, in the Chukotka Autonomous Okrug.

Both Bilibino and Pevek were once thriving placer and hard rock mining communities. Much of the experienced work force in the area departed with a decline in mine production; however, with the construction of the Kupol Mine, reopening of the Karalveyem Mine, near Bilibino, and ongoing exploration at the Mayskoye deposit, near Pevek, the area is experiencing a revitalization with some of the work force returning for jobs.

History

Work in the area initially was regional in nature and limited to a series of 1:1,000,000 to 1:50,000 scale government geological mapping and geochemical sampling programs commencing in 1933 and continuing periodically through to 2006. A 1:200,000 scale mapping program in 1966 lead to the discovery of most of the principal prospects. Follow up of one of these prospects, the Oransheviy, in 1995 by a geochemical sampling team from the Anyusk State Mining and Geological Enterprise ("**Anyusk**"), lead to the discovery of the Kupol deposit. Anyusk covered both license areas with 500 metre spaced stream sediment sampling and 500 by 100 metre grid (1:50,000 scale) soil/lithogeochemical sampling between 1993 and 1996.

<u>West Kupol</u>

Much of the more recent exploration in the region has been focused on the Kupol deposit in the approximate centre of the West Kupol license. A series of prospects have been identified in the license area to the south, the west, and the north. The Lev prospect was first identified in 1966 when a 1:200,000 regional mapping team discovered a silicified and sulphidized outcrop, from which grab samples returned up 0.4 g/tonne gold and 630.5 g/tonne silver. This occurrence was followed up in 1993 with stream sediment sampling and in 1995, 2001 and 2002 and by progressively more detailed lithogeochemical and soil surveys. Mapping and geochemical surveying indicates that the Avgusteishiy prospect, to the south, is contiguous with the Lev prospect. A series of detailed ground magnetic surveys were completed over the Avgusteishy and Lev occurrence by Anyusk staff between 1999 and 2002. Trenching and initial mapping of the Avgusteishiy occurrences was conducted in 2003. Anyusk completed a ground magnetic and resistivity survey over the Avgusteishiy occurrence in 2003. The Khmuriy prospect was outlined in 1:50,000 scale soil and lithogeochemical sampling conducted in 1995 by the Imraveemskiy team, with soil samples to 0.3 g/tonne gold encountered. Follow up detailed soil sampling conducted in 2002 failed to confirm the results of the 1995 surveying. The Dublon occurrence was discovered in 2000 during follow up of the 1:50,000 geochemical sampling results. A second occurrence, Levy Dublon, was located two kilometres to the north east of Dublon in 2001 through prospecting. In 2002, the Dublon prospect was covered by a 1:10,000 soil survey and follow up mapping, trenching and drilling was conducted between 2002 and 2005.

<u>East Kupol</u>

Russian follow up work to the initial 1966 occurrence discoveries commenced in 1993 to 1996, with stream sediment surveys conducted by Anyusk. Work by Anyusk continued in 1998 with prospecting and soil geochemical surveys. This work defined two zones of mineralization at the Prekup occurrence. Placer gold was recovered in the basins of the Ozernaya and Praviy Kayermraveem Rivers in the vicinity during this time. During the period from 1999 to 2000, Anyusk conducted prospecting, geochemical sampling, mineralogical studies, magnetic and resistivity surveys, trenching and drilling. Magnetic and resistivity surveys were completed over Tokai and Prekup, followed by drilling. Additional trenching was conducted at Prekup and Tokai during 2003 to 2005, which was followed again by drilling at Prekup.

Geological Setting

The East and West Kupol licenses are located in the Okhotsk-Chukotka volcanogenic belt, a belt of Late Cretaceous age that extends northeast for 3,000 kilometres along the Pacific margin from China to the northeastern tip of Russia. This belt formed in a continental-arc setting, similar to the modern-day Andean belt of South America. The projects are situated near the northeastern end of the belt, close to the arc's leeward (northwestern) edge. These volcanic rocks unconformably overly and intrude sediments of the Jurassic Oloyskaya and Chukotskaya sedimentary fold belts, which outcrop to the west and northwest respectively.

The region is underlain by a Late Cretaceous bimodal, nested volcanic complex referred to as the Mechkerevskaya volcano-tectonic "depression". This area in the northwestern part of the depression is underlain by the Eropolsk suite, a volcanic succession 1,300 metres thick that is comprised of a lower member of felsic tuffs and ignimbrites, a middle sequence of andesite and andesite-basalt flows and pyroclastics that are capped by an upper member of felsic tuffs and flows. This succession is cut and discordantly overlain by basalts of Paleogene age.

All three members of the Eropolsk suite occur in the project area. The lowest member is comprised of interbedded rhyolites and dacites and their tuffaceous equivalents, ignimbrites and minor dark, glassy (vitrophyric) dacite flows. This sequence is typically 100 to 120 metres thick, but in the Ozernaya River basin on East Kupol it is up to 400 metres thick. It has been encountered in trenching and drilling at the Avgusteishiy and Dublon prospects on the southern portion of the West Kupol license.

The middle member hosts the Kupol deposit, where it consists of a sequence of andesite and andesite-basalt flows containing 20 to 30% andesite ash to lapilli tuffs and agglomerates occurring in beds typically 1 to 50 metres thick that are interspersed throughout the flow sequence. Minor rhyolitic and basaltic ignimbrite is also present. Ash tuff beds can contain organic fragments and are laterally extensive, making them useful as marker units, while lapilli tuffs and agglomerates are more lenticular and restricted in there occurrence. The unit varies from 100 to 600 metres in thickness. On West Kupol the unit is found in the upper parts of the Starichnaya and Sredniy Kayemraveem Rivers, mostly west of the Sredniy Kayemraveem lineament. On East Kupol it occurs in the Ozernaya River basin and in the headwaters of the Praviy Kayemraveem River.

The upper member is comprised of rhyolite and trachy-rhyolite flows, and lesser rhyolite ignimbrite, andesite, dacite flows and tuffs and minor epiclastic beds. The upper member is principally exposed and consists of a 300 metre thick section of mostly rhyolite and rhyodacite tuff between the Ozernaya and Sredniy Kayemraveem Rivers on East Kupol.

The Eropolsk suite is unconformably overlain by sub-horizontal basalt flows of Paleogene age that vary from 1.5 to 30 metres thick. These flows vary from massive to amygdaloidal and contain phenocrysts of labradorite, pyroxene and olivine. Isolated outliers of this basalt occur in the northeastern part of the region.

Small bodies and dikes of rhyolite and basalt cut the middle member of the Eropolsk volcanic suite in the vicinity of the Kupol deposit. They form dikes and small flow dome complexes that tend to be localized along the Kayemraveem lineament and the Kupol structure. Dikes are 1 to 60 metres wide and hundreds of metres to several kilometres in length. Dikes in other areas tend to have a shorter strike length.

Several periods of glacial deposits occur within the project area. Deposits from the Zyryansk glaciation (65,000 to 74,000 BC) are widely distributed, and comprise end, basal and lateral moraines and pseudo-terraces within the Ozernay and Praviy Kayemraveem river valleys. They vary from 6 to 150 metres in thickness and can contain lenses of fluvio-glacial gravels 1 to 30 metres thick. Younger deposits of the Sartansk glaciation occur as terraces of glacial, fluvio-glacial and alluvial facies in the Kayemraveem and Ozernaya river valleys. Fluvio-glacial deposits vary up to 25 metres in thickness.

Mineralization

Gold and silver mineralization on the Kupol East and West Licenses is associated with quartz breccias, quartz stockwork zones and quartz veins of variable exposed widths and strike lengths. Mineralized zones are associated with regional and local structures that have provided fluid pathways for mineralized fluids. Various indicator or pathfinder elements such as arsenic, antimony, bismuth, barium, copper, lead and mercury can be used as vectors to identify structures that are permissive for precious metal mineralization. Historic geochemical sampling has identified these pathfinder elements within the Kupol license boundaries.

<u>West Kupol Mineralization</u>

Mineralization discovered by Russian historical work on the Kupol West License includes vein and breccia zones as well as favorable structural settings for epithermal mineralization on five target areas, including: Kupol North, Khmuriy, Avgusteishiy, Dublon, Dubonnet, Bazisniy and Moroshka West.

(a) North Kupol

Drilling at the northern boundary of the Kupol block encountered the northern continuation of the Kupol vein. Three holes collared 45 metres south of the northern boundary encountered vertical quartz veins up to two metres wide between 127 and 184 metres Reduced Level elevation. The veins are hosted in a sequence of andesite-basalt, ash tuff and agglomerate that is capped by basaltic ignimbrite. The veins are reported to contain traces of pyrite, pyrargyrite and silver sulphosalts, yet grades are low, varying from 0.1 to 1.02 g/tonne gold and 0.5 to 47.8 g/tonne silver. The north end of the area of the inferred resource for the Kupol vein system comes to within 130 metres of the northern boundary of the Kupol block with significant grades over potentially mineable widths present within the inferred outline.

The North Kupol extension target is the northern extension of the magnetic susceptibility low and resistivity high that continues north beyond the area drilled on the Kupol deposit. The magnetic low essentially defines the area of hydrothermal alteration associated with magnetite destruction along the full length of the Kupol vein system. It intensifies over the northern most 800 metres of the drilled portion of the Kupol deposit where a cross-fault has down dropped the deposit by several hundred metres, preserving a steam heated alteration zone above the boiling horizon of the Kupol vein system. The alteration zone is comprised of a 100 to 200 metre thick zone of strong clay alteration, where kaolinite and smectite have replaced much of the host andesite and andesite-basalt pyroclastic and flow units. The alteration zone, as indicated by the magnetic low, is in excess of 600 metres wide in this area, reflecting both the vertical dip of the vein structure and the shallow to flat lying orientation of the stratigraphy, with pervasive alteration spreading outward to the east and west from the vein structure.

(b) Khmuriy

This prospect encompasses the Khmuriy Creek drainage immediately southwest of the Kupol block. The area is mostly underlain by andesite flows and tuffs of the middle member of the Eropolsk suite. Minor rhyolite tuffs of the lower member occur to the south. Small subvolcanic dacite bodies outcrop in the upper portions of the Khmuriy Creek drainage. These rocks are propylitic altered, and contain linear zones of silicification that are of interest. Soil sampling undertaken prior to 2007 has uncovered weak anomalies of molybdenum, arsenic, bismuth and barium occupying 8 to 12% of the area, and smaller anomalies of gold, silver, lead, zinc and lithium covering 4 to 6% of the sampled area. A series of float samples taken prior to 2007 contained up to 0.6 g/tonne gold and 5 g/tonne silver.

(c) Avgusteishiy

This occurrence is situated along the west side of the Sredniy Kayemraveem River, 8 to 13 kilometres south-southwest of the Kupol deposit. Mineralization consists of north to northeast trending zones of silicified and sulphidized wallrock containing quartz and quartz-carbonate veinlets with disseminated sulphides. The most continuous of the quartz vein zones occurs in the Southern part of Avgusteishiy, and is comprised of quartz veins up to two metres wide, striking for 200 metres in a north-east direction. The veins are polymetallic in nature, with the following three vein assemblages defined; quartz-pyrite, galena-pyrite-quartz and quartz carbonate. These veins can also contain copper and zinc sulphides, native gold, azurite, malachite and iron hydroxides. Earlier lithogeochemical sampling of quartz-pyrite mineralization over the northern portion of the Avgusteishiy prospect (Avgusteishiy North) encountered values of between 1 to 5 g/tonne gold and 0.8 to 33 g/tonne silver. To the south (Avgusteishiy South), historic samples of galena-pyrite-quartz mineralization assayed up to 11.2 g/tonne gold and 70.8 g/tonne silver.

Avgusteishiy North consists of a northeast trending pre-2007 gold soil geochemical anomaly with smaller silver, arsenic, copper, lead and molybdenum anomalies within the northern-central portion of the area between Lev and Avgusteishy creeks. The geochemical anomaly is 2.5 kilometres long, 0.5 to 1 kilometres wide and contains gold values of up to 1 g/tonne. Three old trenches totalling 1,460 linear metres in the northern half of the anomaly encountered locally quartz-sericite altered and silicified rhyolite and dacite tuffs with sparse quartz veins. Channel sampling of trenches taken prior to 2007 returned 0.2 to 0.8 g/tonne gold and up to 3 g/tonne silver.

Avgusteishiy South comprises a large pre-2007 soil geochemical anomaly containing elevated gold, silver, zinc, lead, copper and molybdenum over a 2.5 by 1.5 kilometre area between Avgusteishy and Right Kay creeks. Three old trenches, totalling 1,422 linear metres, encountered locally highly silicified and quartz-sericite altered dacite and andesite flows and tuffs with rare quartz veins. Pre-2007 channel samples from trenches returned 0.2 to 0.8 g/tonne gold, 8 to 418.8 g/tonne silver, 0.003 to 0.01% molybdenum, 0.1 to 6% lead and up to 0.2% zinc. Malachite and azurite staining is present within trenches in the area, but copper grades commonly average greater than 0.15%, with maximum sample values to 0.8%.

(d) Dublon

The Dublon occurrence is located eight kilometres east of the Avgusteishiy occurrence. Dublon comprises two occurrences, two kilometres apart, Dublon and Left Dublon. The vein occurrences straddle the southern boundary of the West Kupol license.

Quartz veining was first noted at Dublon in 2000, during regional, 1:50,000 scale soil sampling. Six quartz samples collected during follow-up prospecting returned up to 5.4 g/tonne gold and 40 g/tonne silver. Additional grab sampling of quartz in 2001 returned up to 8 g/tonne gold and 8 g/tonne silver. Prospecting in 2000 and 2001 northeast of Dublon identified a zone

of quartz veinlets containing pyrite, galena, sphalerite and chalcopyrite. Eight grab samples returned 1.2 to 8.6 g/tonne gold, 10 to 314.2 g/tonne silver, up to 0.2% lead, up to 0.08% zinc and up to 0.015% copper.

Dublon consists of a zone of quartz veinlets and veins occurring over a 1,250 by 750 metre area oriented northwest-southeast. The zone has been explored by six old trenches totalling 1,295.3 metres and six angled pre-2007 diamond drill holes totalling 442.4 metres. Significant veins occur at the north end of this zone, here, three veins up to 5.0 metres wide have been traced northward for 900 metres by mapping, trenching and drilling to the southeast bank of Right Dublon Creek. The northern most vein has been traced for 250 metres in andesite. An old trench across the central portion of this vein returned less than 0.5 ppm gold and 37 ppm silver over 3.0 metres.

To the south, two parallel veins, 20 to 50 metres apart, have been traced along surface for 700 metres. The two veins have been intersected in four old drill holes and two old trenches along two sections 300 metres apart. At surface the veins strike 352 degrees to 020 degrees and dip 60 degrees to 80 degrees west. Correlations and steep core angles (mostly 50 degrees to 80 degrees to core axis) suggest the dip of the veins shallows with depth to 30 to 50 degrees west. Vein widths range from 0.5 to 5.0 metres, mostly 1 to 2 metres, and narrow with depth. Drilling by Anyusk State Mining and Geological Company commonly encountered low grades with the exception of the following intersections: 2.0 g/tonne gold and 7.2 g/tonne silver over 0.2 metres in hole 2; 2.2 g/tonne gold with 0.8 g/tonne silver over 1.0 metre in hole 5; and 20.4 g/tonne gold with 1.2 g/tonne silver over 0.60 metres in hole 3.

Left Dublon (Dublon East) is located two kilometres east-northeast of West Dublon, in the headwaters of Left Dublon Creek. It consists of a 600 by 400 metre area of localized quartz veinlets in propylitic altered andesite tuff. Historic sampling of three trenches totalling 2,430.8 metres returned insignificant results, the best being 0.4 g/tonne gold over 0.20 metres across a narrow zone of quartz veinlets. Historic grab samples from this area returned values to 8.6 g/tonne gold with 314 g/tonne silver.

(e) Dubonnet

The Dubonnet anomaly is located about one kilometre west of Dublon. It is underlain by rhyolite tuff and andesite flows and tuffs. Historic soil sampling has encountered a gold, silver and arsenic anomaly that trends north for four kilometres and is up to 1 kilometre wide. Reconnaissance grab sampling undertaken prior to 2007 in this area returned values up to 9.2 g/tonne gold.

(f) Bazisniy

The Bazisniy occurrence is located in the headwaters of Bazisniy creek, a northeast flowing tributary of Moroshka Creek, three kilometres north-northeast of the East Dublon occurrence and 11 kilometres southeast of Kupol. This prospect is underlain by andesite and andesite-basalt flows and tuff and rhyolite flows and tuffs. Historic surface sampling has encountered anomalous gold, silver and arsenic and float samples, returning assays of up to 8.0 g/tonne gold and 36 g/tonne silver.

(g) West Moroshka

The West Moroshka occurrence is located in the upper part of Moroshka Creek, four kilometres east-southeast of Kupol. The area here is underlain by andesite and andesite-basalt flows and tuffs, rhyolite flows and tuffs, basalt flows and small bodies of gabbro. No mineralized veins have been located to date in the West Moroshka area. However, historic 1:50,000 scale soil sampling (500 by 100 metres) has encountered linear northeast striking anomalies of gold, silver, arsenic, antimony and molybdenum up to three and a half kilometres long. Recent stream sediment sampling indicates a strong gold (to 1.32 g/tonne), silver (to 0.665 g/tonne silver), arsenic, antimony, mercury anomaly in excess of five kilometres in length coming from the West Moroshka river basin.

East Kupol Mineralization

Mineralization on the Kupol East License claim block includes well defined vein outcropping as well as silicified zones and surface vein boulder trains. Regional structures as well as epithermal style alteration of host rocks exist on several target areas. These include: Prekup, Fox, Kak, Tokai, and Killer Bunny.

(a) Prekup

Prekup is located immediately east of the Ozernaya River, thirteen kilometres southeast of the Kupol deposit. The occurrence was first identified during regional mapping surveys in 1966. At that time a vein system up to 30 metres wide and striking for 800 metres was identified with samples values to 1.0 g/tonne gold and 1.5 g/tonne silver. Follow up prospecting, while carrying out geochemical surveys in 1993, located a float sample grading 11.2 g/tonne gold and 19.6 g/tonne silver. This float was followed up by a soil geochemical survey, chip sampling and prospecting. This work identified a discontinuous zone of silicification up to 200 metres wide that trends northerly for 1.1 kilometres. Additional float samples collected during this work returned 7 to 176 g/tonne gold. Additional geochemical and geophysical surveys were completed during 1999 to 2000, including soil and rock geochemical surveys on a 100 by 20 metre grid over the central and southern portions of the zone. The occurrence was also drilled and trenched during this time. Geochemical and geophysical surveys were continued to the west and northwest in 2002.

The main zone of mineralization at Prekup was explored in detail in 1999 and 2000 and is comprised of one principal 0.8 to 13.4 metre wide north striking anastomosing vein that has been traced for 900 metres along strike and up to 110 metres downdip in ten historic trenches (from north to south, K-1, K-6, K-6A (2003 trench), K-2, K-7, K-8, K-3, K-9, K-4, and K-5) and four angled diamond drill holes (CKB-1, CKB-2, CKB-3 & CKB-4). The vein is hosted in variably clay and quartz-sericite altered rhyolite along or within 20 metres of the western contact of a 10 to 20 metre wide parallel fault zone developed in the hanging wall of the vein over its northern half. The fault cuts across the vein and continues along the footwall (west side) in the northern most 150 metres, displacing a 50 metre segment of the vein where it crosses. Higher grades are found on surface over a 220 metre length in the central portion of the vein, with pre-2007 assay grades varying from 4.6 to 36.3 g/tonne gold and 7.4 to 87.9 g/tonne silver. Trench K-2 in this area returned 9.5 g/tonne gold and 37.4 g/tonne silver over a width of 13.4 metres from sampling in 1999. Trench K-3, 150 metres to the south, returned 36.4 g/tonne gold and 87.9 g/tonne silver over 7.1 metres. Grab samples from this portion of the vein have assayed up to 700 g/tonne gold and 1300 g/tonne silver. Gold grades to the north, where an early phase of pyrite-adularia-quartz prevails, are lower at a few grams per tonne. Drilling in 2000 encountered weakly mineralized quartz vein with grades below detection limits. Overall silver-gold ratios range from 3:1 to 5:1 in more strongly mineralized portions of the zone.

Five inclined holes (CKB-9, CKB-10, CKB-11, CKB-12, CKB-13) drilled by Anyusk State Mining and Geological Enterprise in 2004 along a fence at the northern end of the gold-silver-arsenic-antimony soil anomaly that follows the main vein encountered variably quartz-sericite altered rhyolite and dacite-andesite tuffs with sparse quartz veining. Historic soil geochemical surveys suggest the vein zone continues south, under talus towards the Ozernaya River.

A second northerly striking anastomosing vein lies 30 to 90 metres west of the main vein. It has been traced for 200 metres in four trenches (K-12, K-13, K-14, K-15) and varies from 0.5 to 3.8 metres wide, locally separating into two narrower splays. The vein is hosted in quartz-sericite altered rhyolite. It is in part flanked to the east by a two to ten metre wide fault zone, similar to the main vein. Historic drilling in holes CKB-5 and CKB-6 encountered drilling difficulties and failed to intersect veining and any significant grades.

Early soil sampling by the Russian expeditions at Prekup has uncovered anomalous gold, silver, arsenic, antimony and molybdenum occurring in a north-trending one and a half kilometre long by up to 250 metre wide zone centered on the main vein. Historic gold assays in sampled quartz correlates tightly with silver, arsenic, antimony, molybdenum and tungsten, and less strongly with lead, zinc, copper, nickel and tin. Amongst the various quartz types, homogenous, fine grained quartz is most anomalous in gold, silver, arsenic, antimony, lead, zinc, copper, molybdenum and nickel.

Historic soil sampling at West Prekup, 400 to 600 metres west of Prekup, encountered a zone of anomalous gold, silver and molybdenum that trends discontinuously north for one and a half kilometres in an area underlain by dacite flow and tuff. Gold grades are higher to the north, where historic prospecting has defined several zones of quartz veinlets. Several historic float samples of quartz taken 200 metres apart from these quartz veinlet zones assayed 5.6 g/tonne gold and 9.8g/tonne silver. Farther south the central portion of this zone consists of a 500 metre long gold-silver anomaly. Channel samples taken in 2003 from this zone assayed up to 1.06 g/tonne gold, 44.06 g/tonne silver, and 6% arsenic over one metre in trench K-14.

Five to six hundred metres farther west, a north-trending historic gold-silver soil anomaly follows the east bank of the Ozernaya River for one kilometre. Trenching in 2003 (K-17, K-18, K-19) and prospecting uncovered zones of quartz veining, clay alteration, faulting and areas of silicification in rhyolite tuff. Float samples from here assayed up to 0.05 g/tonne gold and 50 g/tonne silver.

(b) Kak

Prospecting in 2006 identified a 500 metre long zone of east-west trending quartz vein float approximately 1.8 kilometres north-east of Prekup. The quartz vein float has a high level epithermal character, with banded chalcedony and lattice textures (bladed quartz after calcite) developed suggesting a boiling hydrothermal system.

(c) Tokai

The Tokai occurrence is located on the east side of the Praviy Kayamreveem River, just southwest of its south-east flowing tributary Tokai Creek, seventeen kilometres east-southeast of Kupol and six kilometres east of Prekup. The occurrence was first identified by regional geochemical surveys during the 1960s. Sampling in 2000 detected anomalous gold, silver, arsenic, molybdenum and lead over a four square kilometre area. This was followed in 2002 and 2004 by prospecting, trenching, drilling and detailed geophysical and geochemical surveys over a six square kilometre area.

Soil and rock sampling has identified three principle zones of anomalous mineralization: an 800 metre long by 300 metre wide north/northwest trending zone to the northwest; a 1400 metre long by 500 metre wide zone trending north/northwest to the northeast; and a 1,400 metre long by 700 metre wide northeast trending zone to the south.

Anomalous to significant gold and silver values were returned from a northwest striking zone of silicification and quartz veining 0.15 square kilometres in size in the southeastern part of the southern anomaly where a series of quartz float samples returned 1 to 25 g/tonne gold and 154.8 to 1049 g/tonne silver. Three trenches totalling 705 linear metres encountered faulted and altered zones 4 to 15 metres wide with vein debris in andesite returned 0.1 to 1 g/tonne gold and 4 to 50 g/tonne silver.

The northwestern anomaly contains a series of linear northwest trending silicified and quartz-sericite altered zones with quartz and quartz-carbonate veins in andesite, propylitically altered in part, over a 400 by 300 metre area. Exploration in 2002 and 2004 in this area consisted of a total of five angled diamond drill holes and four historic trenches. The best results were obtained from a trench containing three separate vein intervals returning 19.2 g/tonne gold with 11.6 g/tonne silver over one metre, 17.0 g/tonne gold with 14.3 g/tonne gold over 1.3 metres and 9.6 g/tonne gold over 1.1 metres. The best results from 2002 and 2004 drilling in this area was 1.2 g/tonne gold and 60 g/tonne silver over 1.2 metres.

(d) Moroshka

The Moroshka occurrence is located immediately southwest of Moroshka Creek, one kilometre west of its confluence with the Ozernaya River, twelve kilometres southeast of the Kupol deposit and 2.5 kilometres southwest of Prekup. It is situated just off the East Kupol license, about 500 metres west of its western boundary. While situated off the license this occurrence is described here because it represents another area of epithermal mineralization within the district, proximal to the license boundaries.

Anomalous gold and silver values were first detected here during 1:50,000 scale soil sampling in 2002. This work was followed by prospecting and 1:10,000 scale soil geochemical surveys in the same year. These surveys detected anomalous gold, silver, arsenic, copper, molybdenum, zinc, bismuth, barium and lithium, with anomalous gold occurring over a 0.3 square kilometre area. Gold is associated with anomalous silver and arsenic, which occur over a widespread area.

Mineralization consists of two quartz veins and four veinlet zones occurring in a 1.3 by 1 kilometre area that is underlain by subvolcanic rhyolite and dacite tuff. The eastern vein strikes 145 degrees azimuth for 570 kilometres, while the western vein, 300 to 400 metres to the west, strikes 170 degrees azimuth for 500 metres. Both veins are vertical to sub-vertical and vary up to 1.5 metres in width. Fire assays have returned up to 2.8 g/tonne gold and up to 213.2 g/tonne silver from the western vein and 0.8 g/tonne gold and 400 g/tonne silver from the eastern vein. These two veins also contained up to 1% arsenic and 0.8% antimony.

The following four mineral assemblages have been defined:

- Pyrite-adularia-quartz;
- Arsenopyrite-pyrite-adularia-quartz;
- Gold-stephanite-pyrargyrite-adularia-quartz; and
- Calcite-quartz.

Arsenopyrite-pyrite-adularia-quartz, is widespread in veins and veinlet zones at Moroshka. It comprises light grey fine to medium grained quartz containing disseminations and veinlets of arsenopyrite, pyrite and tennantite. Minor chalcopyrite and rare sphalerite are also present.

The gold-stephanite-pyrargyrite-adularia-quartz assemblage occurs dominantly to the south. It comprises milky white indistinctly banded to colloform banded quartz-adularia containing up to 1% sulphides/sulphosalts. It cuts the earlier arsenopyrite-pyrite-adularia-quartz phase. Freibergite, stephanite and native gold may also be present. The last assemblage consists of milky white quartz, together with calcite, that occurs in open space voids (druze) as crystals up to 1 to 2 centimetres in size.

Exploration

Exploration in the regions of the Kupol East and West Licenses was conducted by Anyusk State Mining and Geological Enterprise prior to 2007 and followed a multi-stage approach, similar to techniques used in the west. Systematic exploration was spurred by the discovery of the Kupol deposit in 1995. All work conducted by the Russian state survey teams was conducted in accordance with Russian norms for Russian exploration projects.

All exploration work conducted prior to the Company's 2007 program is considered historical. The main focus of the 2007 programs was to verify and validate previous investigations. This involved verification re-sampling of historic zones identified by past operators as well as conducting new regional scale geophysical, geochemical and mapping surveys. Exploration work on the Kupol East and West licenses commenced with ground magnetic surveying in February 2007 and was completed with a fall drill program on Kupol West in September 2007. Environmental baseline studies were also completed on both the Kupol West and Kupol East licenses in 2007, and the final report for these studies is pending.

Geological Mapping

Initial 1:200,000 geological mapping in the region was of a high quality and formed a solid foundation for later survey work. Based on the experience at the Kupol deposit and in recent mapping work the quality of the regional mapping was on a scale of 1:50,000 and the outlying prospects on a scale of 1:10,000, not necessarily of a particularly high quality. This is in part a function of much of the work in the region being driven and organized by geochemical sampling teams rather than geological survey parties.

In 2007, the Kupol North, TB2 (west of Kupol license), Moroshka West, Avgusteishiy, Kupol South, Dubonnet, Bazisniy, Dublon and Left Dublon of West Kupol were mapped at 1:5000. Final map compilation and digitizing is under way and most of the sample results are pending. No significant zones of epithermal low sulphidation vein style mineralization were identified in the mapping. The highest grade grab sample result received to date is from the northern part of Avgusteishiy where one sample of disseminated polymetallic (galena, chalcopyrite, sphalerite, bornite) mineralization in silicified rhyolite returned 0.48 g/tonne gold and 777 g/tonne silver.

In 2007, mapping in the Left Dublon area identified a 50 metre wide, stockwork zone of comb textured quartz veins at the east end of trench K-8. The last 25 metres of stockwork is comprised of well mineralized veins with a polymetallic assemblage of galena, chalcopyrite, sphalerite and tetrahedrite. Grab and channel samples were collected from the zone. All sample results are pending.

In 2007, 1:10,000 mapping in the East Kupol license was completed over the southern portion of the property, covering the Prekup, Kak and Tokai Prospects, the eastern part of the Ozernaya caldera and the Killer Bunny gold-silver stream sediment anomaly. A broad zone of silicification with localized zones of quartz breccias and jarositic alteration was identified in the Killer Bunny area and sinter zone located north of the Tokai occurrences, respectively. Partial sample results have been received from the mapping and prospecting with the best results being 1.88 g/tonne gold and 239.12 g/tonne silver received from a quartz breccia in the northern Killer Bunny area and 2.86 g/tonne gold and 15.34 g/tonne silver in a quartz vein grab sample collected approximately 150 metres north of trench K-1 in the Prekup area. Results are still pending for the sampling in the southern part extension for the Prekup vein system; however the prospecting in this area indicates that the vein system may extend in excess of 1,200 metres.

Soil Sampling

Soil and lithogeochemical sampling commenced in the vicinity of the Kupol deposit as early as 1995, however the bulk of this work was completed over the region between 2000 and 2002. Systematic soil grid sampling was initially of regional

nature (1:50,000 scale), conducted on a 500 by 100 metre grid along lines oriented east-west over a 900 square kilometre area encompassing both the East and West Kupol licenses. This work outlined a number of multi-element soil anomalies, dominated by silver, gold, arsenic, and molybdenum that occupy two belts. The first comprises a twelve kilometre long belt up to two kilometres wide on the West Kupol license that follows the west side of the Sredni-Kayamraveem River southward from the Kupol deposit through Khmuiry and on to Avgusteishiy. The second belt commences on the east bank of the Sredniy Kayamraveem River on the southern portion of the West Kupol licence at Dubonnet and continues northeast onto the East Kupol licence for sixteen kilometres through Dublon, Moroshka and Prekup, terminating at Tokai. Follow-up detailed (10,000 scale) soil and litho geochemical sampling was competed on 100 by 20 metre grids along lines oriented east-west at Prekup, Tokai, Moroshka, Avgusteishy and Khmuiry. This detailed work was completed between 2001 and 2003.

In 2007 soil sample grids totalling 139.1 line kilometres were completed with 5093 samples collected on the Moroshka West grid, and 1877 samples collected on the Dubonnet grid. Additionally, seven stream sediment samples were collected from tributaries of the Moroshka creek to help define the source of the main drainage multi-element epithermal pathfinder anomaly. All 2007 soil and stream sediment sample results are pending. Significant delays have occurrd in obtaining export permits to ship the soil samples offshore to ALS-Chemex in Perth, Australia for multi-element trace analysis.

Prospecting

Anomalous areas identified in regional 1:50,000 scale soil surveys were followed up by Russian survey parties with prospecting and lithogeochemical sampling prior to detailed soil sampling and geophysical surveying.

Magnetic and Resistivity Surveying

A series of detailed ground based magnetic and resistivity surveys were completed by Anyusk over several occurrences on the East and West Kupol licenses in order to assist in the mapping of quartz veins and associated alteration zones. Measurements were taken on a 100 by 10 metre grid for magnetic surveys and a 100 by 20 metre grid, that was locally tightened to 50 by 5 metres, for resistivity surveys.

Magnetic survey work at Kupol, by Bema and contract personnel, and more recently on the East and West Kupol licenses by the Company has confirmed the quality of the Russian magnetic surveying.

In 2007, the Company completed a ground magnetic survey in winter and early spring. A total of 769.29 line kilometres were surveyed in six grid areas.

All field readings in the magnetic survey were corrected daily against a base station magnetometer set to take readings every two seconds and the data set levelled based on data from daily control stations readings for each grid region. Final data levelling, de-spiking and correcting was performed by Aurora Geoscience, Whitehorse, Canada with additional levelling work completed by other geophysical contracting companies in Canada. Final processing of some of the data (Kupol East Mosaic) is pending.

Detailed magnetic and resistivity surveying by Russian teams was carried out over three occurrences: Prekup; Tokai; and Avgusteishiy. A 1,500 by 500 metre area was initially surveyed over the vein system at Prekup in 1999. The grid was extended to the west in 2002 to include West Prekup, expanding coverage at Prekup to a 2.3 by 2.0 kilometre area for the two grids.

A 3.4 by 1.7 kilometre area was surveyed at Tokai in 2002. The northern third of the Tokai grid features a series of narrow north-northwest trending magnetic lows contrasting against broader areas of elevated magnetism. These correspond to zones of alteration and veining. The southern two-thirds is an area of low magnetic relief with one intense magnetic high in the central portion of this grid, which corresponds to a 400 by 300 metre area of basalt. The southern and northwestern alteration and veining zones at Tokai are contained within broader north to northwest trending areas of higher resistivity, while similar zones to the northeast lack the associated resistivity highs.

Avgusteishiy was surveyed over a 6 by 2.5 kilometre area in 2003. The western portion of the grid is underlain by a five by 0.8 kilometre area of higher magnetism trending 030 degrees azimuth. Much of the soil geochemical anomalies lie within this area. Narrower linear zones of higher resistivity of similar orientation lie within this magnetic high and correspond more closely with gold soil anomalies.

In 2007, magnetic surveying of the West Moroshka basin area defined a sharp break in magnetics to the west of Moroshka creek. The break in part corresponds to a change from andesitic rocks to the east and dacites and rhyolites to the west. Mapping coverage over the basin did not identify any significant zones of alteration which may be correlated with magnetic lows. The apparent southeastern continuation of the Premola fault may have been picked up by the survey.

Surveying of a grid area to the west of Kupol defined several broad north trending magnetic lows. However, the most distinctive feature identified by this survey was the definition of the northwestward continuation of the Premola fault. This fault is defined by a series of magnetic lows and, to the northwest, a sharp contrast between magnetic susceptibility across the fault.

Magnetic surveying over the Kupol North Extension and Starichnaya River valley, north of Kupol, indicates that the magnetic susceptibility low associated with the Kupol vein system continues beyond the northern boundary of the Kupol license onto the Kupol West license. This magnetic low continues for 900 metres north of the boundary after which it becomes weaker. On the Kupol license this magnetic low corresponds with the hydrothermal alteration system and related magnetite destruction in the host rocks associated with the Kupol epithermal vein(s). A series of other magnetic lows are present north of the Kupol deposit, including a curvilinear magnetic low which follows the eastern side of the Starichnaya river valley, for in excess of 3 kilometres. The Company believes that this low may indicate the presence of additional zones of hydrothermal alteration possibly associated with a caldera margin. The magnetic susceptibility low intensifies upon intersecting the apparent northward continuation of the Kupol structural trend. Several of these magnetic low targets were drill tested in 2007.

Magnetic survey coverage of the East Kupol license has defined a broad magnetic low which corresponds with the northern "rim" of the Ozerninskaya caldera. Based on the magnetic results it is inferred that the caldera continues to the east and the ring subsidence structure(s) underlies the Killer Bunny area. Geological mapping to date has not explained the reason for the presence of the strong magnetic low.

Additional resistivity surveys totalling 41.79 line kilometres was completed on the northern extension to the Kupol deposit and 173.06 line kilometres of electrical apparent resistivity have been completed on the West Morshka and Left Dublon areas of the West Kupol license.

Resistivity surveying of the West Moroshka basin has identified a broad resistivity high area. The resistivity high is only partially coincident with magnetic lows. Final maps and interpretation of the survey results are pending.

Trenching

Fifty trenches totalling 10,552.8 metres were excavated by Anyusk between 1999 and 2004 on the following four prospects; Avgusteishiy (six trenches totalling 2,882 metres in 2003), Dublon (nine trenches totalling 2,430.8 metres in 2002), Prekup (twenty trenches totalling 3,376 metres between 1999 to 2003), Tokai (fifteen trenches totalling 1,856 metres in 2002 to 2004).

Most of the trenching was focused on the testing of anomalies identified during detailed 1:10,000 scale sampling and of alteration/veining zones identified during prospecting and mapping. Trenching assisted in the assessment of two well defined vein systems at Prekup and Dublon. In the case of Prekup, ten trenches were spaced 40 to 300 metres along the vein, seven of these were spaced at 35 to 50 metres in the richer northern half. In the case of Dublon, two trenches spaced 300 metres apart help define two parallel quartz veins.

In 2007, thirty-six trenches were excavated and partially sampled on the East and West Kupol licenses. Sixteen trenches were excavated on the East Kupol License in target areas Tokai, Kak, Prekup and Fox. Twenty trenches were excavated on the West Kupol License in target areas Avgusteishiy and Dubonnet. Complete primary and check assay results are pending.

On East Kupol, ten trenches were excavated on the Tokai target with complete results received from three of those ten trenches. Trenching in 2007 was designed to re-expose old Russian trenches for re-mapping and sampling and establish new trenches in areas along strike from known vein occurrences. The best assay returned 1.0 g/tonne gold and 274.4 g/tonne silver over a 0.25 metre interval. Previous sampling from this trench had returned up to 1.8 g/tonne gold with 238.0 g/tonne silver over 0.3 metres from a quartz vein and 13.4 g/tonne gold with 30.0 g/tonne silver over 1.0 metres from wall rock adjacent to the vein.

Three trenches were completed on the Kak Target in 2007 in an attempt to expose the source of a 500 metre long zone of quartz carbonate float material noted on surface. All three trenches were new trench excavations and complete results have been received for one of the three trenches, returning insignificant results from a 2.0 metre quartz-adularia stringer zone within rhyolitic tuffs. Partial results from sampling completed on the other two trenches indicate low gold and silver values in the vein system in these trenches.

Two new trenches were established on the Prekup Target in 2007. Due to mechanical issues with equipment, the trenching program at Prekup in 2007 was reduced to cleaning out and re-sampling two old historical trenches. A 5.7 metre epithermal banded and brecciated vein was re-exposed at the north end of the Prekup vein structure, but re-sampling returned insignificant results. Pre-2007 sampling of this trench had returned up to 2.4 g/tonne gold and less than 0.5 g/tonne silver over 1.0 metre within the vein and 16.4 g/tonne gold with 149 g/tonne silver over 1.0 metre in the footwall (western) fault zone. Another trench was cleaned out and resampled at the southern end of the vein structure approximately 175 metres south. Re-sampling confirmed pre-2007 trench results with the most significant result being 2.48 g/tonne gold and 10.1 g/tonne silver over 9.0 metres, including 15.24 g/tonne gold and 39.36 g/tonne silver over 1.0 metres from the "eastern" vein. Original sampling of this trench returned 4.8 g/tonne gold and 46.0 g/tonne silver over 0.8 metres from a western portion of the western vein, 4.9 g/tonne gold and 17.7 g/tonne silver over 3.0 metres in the "central" vein and 17.7 g/tonne gold with 31.2 g/tonne silver over 1.6 metres from the "eastern" vein.

On the West Kupol license, seven of nine trenches were completed, mapped and sampled on the Dubonnet prospect and four of eleven trenches completed, mapped and sampled on the Avgusteishiy prospect. Three trenches tested the first vein occurrence, Dubonnet #1, where previous grab sampling returned up to 9.2 g/tonne gold. In one trench, a seventeen metre wide zone of sheeted comb textured veining was exposed with eight individual veins present ranging in width from several centimetres to fifteen centimetres. Partial results received to date have returned up to 1.0 g/tonne gold and 5.4 g/tonne silver over 1.0 metre. The vein system has been traced 500 metres north across the valley. The vein system appears to be weaker to the north; however, this trench has not been completed as of the date of this prospectus.

A second vein system, Dubonnet #2, was identified in float and tested with four trenches. No significant results have been received to date from this manganese oxide rich, coarsely crystalline, weakly banded vein system. A series of narrow polymetallic veins were identified between the Dubonnet #1 and #3 veins. Assay results are pending for these veins.

Drilling

East Kupol

(a) Prekup

An initial four holes totalling 530.2 metres were drilled in 2000. Core recovery for those four holes ranged from 30 to 100% for wall rocks, averaging 90%, and 78 to 100% for ore intervals. No downhole surveys were carried out.

The four angled holes were drilled westward on two sections 150 metres apart, targeting the vein at 50 and 100 metres below surface. All four of these holes encountered the main Prekup vein, tracing the vein up to 110 metres downdip to a vertical depth of 100 metres below surface. Hole to hole correlations and core angles (40-45 degrees TCA) indicate the vein dips 67 degrees to 78 degrees east. True widths vary considerably, similar to that seen in surface trenches, varying from 1 metre to 11 metres at depth. All four holes encountered barren quartz with no detectable gold or silver assay results.

Follow-up drilling in 2002 and 2004 focused on testing for the northern extension of the main Prekup vein and exploring West Prekup. The larger core drilled in 2004 increased core recoveries to 95 to 100%. Two angled holes totalling 50 metres were drilled in 2002 on West Prekup, following up a 0.4 metre wide vertical quartz vein exposed by trenching. The two holes encountered minor carbonate veining in porphyritic rhyolite. Seven holes totalling 600.2 metres were drilled in 2004 north and northwest of the main Prekup vein. Five of these holes, totalling 499.0 metres, were drilled westward along a 300 metre long fence oriented at 060 degrees azimuth, 200 to 300 metres north of the north end of the vein. They encountered variably quartz-sericite altered rhyolite and dacite-andesite tuffs with sparse quartz veining. Another two holes totalling 101.2 metres were drilled 1.1 kilometres north-northwest of the north end of the main Prekup vein, following up on several zones of quartz fragments up to five metres wide exposed in a trench. They intersected andesite, dacite and rhyolite tuffs with sparse quartz and quartz-carbonate veinlets.

In 2007, eight drill holes were completed for a total of 1,136 metres. The 2007 program was designed to test a strike length of 200 metres where past drilling and trenching had identified an anomalous north-south trending mineralized epithermal

quartz vein. Broad zones of alteration and weak stockwork to sheeted veining were encountered in all of the holes. No wide crustiform or colloform veins were intersected; however, extensive zones of silicification, brecciation and silica re-healing of breccias were encountered within the host rhyolite tuffs and epiclastics in all drill holes. Broad zones of silica flooding coupled with the presence of chalcedonic quartz and extensive jarositic alteration and fracture infilling suggests that drilling has tested the upper levels of the Prekup vein system.

Partial results have been received for all eight holes and complete results for one of the eight holes. This result encountered a stockwork breccia zone that carried a grade of 1.14 g/tonne gold and 7.8 g/tonne silver over a drill length of 4.15 metres from 26.85 to 31.00 metres down hole. No significant results were received from the partial assays received to date on the other seven holes. No significant changes on the Prekup target are evident based on the 2007 exploration work and results received to date.

(b) Tokai (East Kupol)

Nine holes totalling 508 metres were drilled on Tokai in 2002. No significant mineralization was encountered. In 2007, nine drill holes were completed in the Tokai area. Complete assay results have been received for four of the nine holes and partial assays received for an additional two holes. These results indicated that drilling in 2007 did not establish any significant changes to the status of the target.

(c) Kak Prospect

Two holes were drilled on the Kak target, situated between the Tokai and Prekup areas in the center region of the East Kupol License. The holes were designed to test under an area of bladed quartz-calcite boulders and a stringer zone quartz vein system. A similar quartz stringer zone was encountered and assay results were insignificant. Assay results are pending for one of the trenches; however it appears that the holes are too high in the epithermal system and they did not intersect the source of the interesting quartz-calcite boulders noted at surface. No significant changes on the Kak target are evident based on the 2007 exploration work.

West Kupol

(a) Dublon

Six holes totalling 442.4 metres were drilled at West Dublon in 2002. Five of these holes totalling 402.4 metres were drilled on two sections 300 metres apart. Four of these holes intersected the two principle veins comprising West Dublon. The two veins are sub-parallel and separated by 20 to 25 metres of quartz-sericite altered rhyolite and andesite in section. The western vein has been traced up to 50 metres downdip to a depth of 30 metres below surface while the eastern vein has been traced up to 90 metres downdip to a depth of 50 metres below surface. Hole to hole correlations and steep core angles of 50 to 80 degrees suggest the veins shallow in dip from 60 to 80 degrees west at surface to 30 degrees to 50 degrees west at depth. True widths in section vary up to 2 metres for the western vein and 1 metre for the eastern vein. Both veins appear to pinch out at depth on the northern section. The historic drilling commonly encountered low grades with the exception where 2.0 g/ tonne gold with 7.2 g/tonne silver over 0.2 metres, 2.2 g/tonne gold with 0.8 g/tonne silver over 1.0 metre, and 20.4 g/tonne gold with 1.2 g/tonne silver over 0.60 metres were found.

(b) Kupol North Extension

Three drill holes targeted the northern extension of the Kupol vein system onto the West Kupol license in 2007. The holes were designed to test under the strong magnetic low and resistivity high contiguous with the Kupol deposit trend. All three holes targeted the 200 metre elevation level, approximately 325 metres below surface, within the prospective range identified in the drilling of the northern part of the Kupol deposit. All holes intersected extensive clay alteration under as ignimbrite cap and at depth in the more porous pyroclastic horizons. Broad zones of narrow quartz, quartz carbonate and quartz-amethyst veining were encountered at depth with individuals banded veins to a maximum intersected width of 0.70 centimetres for individual veins. Partial results have been received from two holes with the best intersection returning 3.98 g/tonne gold and 118.2 g/tonne silver over 0.70 metres "intersected width". The true thickness of the drill intersection(s) is not known at this time.

(c) Star Anomaly

One drill hole in 2007 tested the Star magnetic low anomaly 5.5 kilometres north of the Kupol license boundary. Narrow quartz veins, quartz carbonate and chalcedonic quartz veins were encountered in clay, quartz-sericite and chlorite altered tuffs and flows within the target area. Stratigraphy in the drill hole indicates that this area may sit at a higher stratigraphic elevation than the Kupol North extension suggesting that an epithermal vein, if present, might be deeper. Assay results are pending for this drill hole.

(d) Offset Anomaly

One drill hole in 2007 tested a moderate magnetic low anomaly offset approximately 500 metres west of the main Kupol deposit magnetic trend. Narrow quartz, quartz-chalcedony and quartz-amethyst veining was encountered from 295 to 415 metres downhole. Partial assay results have been received with 2.44 g/tonne gold and 66.8 g/tonne silver returned over an intersected width of 0.30 metres in a vuggy pyritic silicified zone. Similar styles of mineralization were encountered in the upper levels of the North Extension of the Kupol deposit on the Kupol license.

(e) South Kupol

One hole in 2007 was collared on the east side of the Srediniy Kayemraveyem valley approximately 700 metres south of the southern boundary of the Kupol license. The target was a potential southern extension to the Kupol 650 and South East Breccia zones within a magnetic low feature at the contact of the rhyolite and andesites. Assay results are pending; however, no significant veining or alteration was encountered in the drill hole. It is inferred that the Kupol structure could be offset north of the drilled section.

Drilling in 2007 on the West Kupol License did not produce any significant changes to the project area based on assay results received to date. Additional results are pending.

Sampling and Analysis

Two phases of historic soil sampling were completed by the Russian Anyusk expedition, an initial regional scale phase on a 500 by 100 metre grid and a follow-up detailed phase on a 100 by 20 metre grid. Material was sampled from a depth of 10 to 15 centimetres below surface from the C-B horizon and in some cases A horizon. In 2007, a similar methodology was used, with samples collected from the B-A horizon, and in some cases C horizon, depending on the depth to frost. All samples were bagged in kraft soil sample bags and dried in a secure "dry" tent prior to preparation. The temperature in the tent was maintained below 45°C to ensure stability of volatile elements.

Prior to 2007, whole core was sampled, with only reference specimens being retained. In addition, chip samples were collected randomly over lengths of up to 5 metres from unaltered and weakly altered rocks in trenches and drill holes. This is consistent with Russian standard practice.

In 2007, East Kupol quick logging was completed at the drill prior to movement of the core, while at West Kupol the core was quick logged in the logging tent at camp. Quick logs act as a quick reference for the downhole geology and as a check on later detailed logging work. Core was flown from East Kupol to the Kupol camp base facility once or twice a week. For West Kupol drilling, core was delivered to the logging facility by skidder or truck. Detailed geological logging was completed in core tents by Russian geologists. The core was photographed by the logging geologist immediately after it was logged. Access to the logging tents was restricted to project personnel.

Sampling intervals were determined, marked up, and tagged by the Russian geologists. The intervals were based on geology (lithology, mineralogy, texture, and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

The minimum sample length was 0.25 metres for HQ diameter core and 0.30 metres for NQ diameter core. Generally, the maximum sample length was one metre. Mineralized zones were bracketed by a minimum of one to three metres of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Samples were bagged and field blanks/reference standards were inserted into the sample stream by the geologists. The samples were assembled into batches of twenty, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

In general, samples of quartz vein, stockwork/sheeted vein zones, fault and altered wallrocks were collected over one-metre lengths in trenches and drill holes. Trench and core samples ranged from 0.2 metres to 1.2 metres in length. Trench samples were collected over a ten centimetre wide strip in bedrock excavated to a depth of three centimetres.

Trench sampling followed the same sampling and quality control protocols as the cores. In excavated trenches, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across the sample channel to ensure that there was no sampling bias based on rock softness or fracture density.

Stream samples were collected from "heavy mineral trap" areas in active stream beds. Approximately 10 kilograms of less than 1 millimetre sediment was collected at each sample site through sieving and discarding of the coarser fractions. Shovels, buckets and sieves were thoroughly cleaned before moving onto the next sample site.

Prior to 2007, rock samples were dried, crushed, and ground using two jaw crushers, one roll mill and a disk grinder. Surface rock and core samples were analyzed by plasma emission spectroscopy ("emission approximate-quantitative spectral analysis") for 18 elements (including copper, gold, silver, molybdenum, zinc, nickel) at the Bronnitska Expedition laboratory. The accuracy, precision and reproducibility of the analyses were assessed internally and described as being satisfactory.

Samples from vein, veinlet zones, fault zones and strongly altered rocks were also fire assayed for gold and silver at the Anyusk laboratory. The lower limits for fire assays are 0.5 g/tonne gold and 5.0 g/tonne silver. The reproducibility of fire assays were assessed internally and externally by assaying pulp duplicates.

In the case of Prekup, 195 pulp duplicates were analyzed from 1025 trench and core samples collected from Kupol (848) and Prekup (177) in 1999 to 2000. Thirty to thirty-five pulp duplicates were analyzed for each of the following six gold grade classes; less than 0.5 g/tonne, 0.5 to 1.0 g/tonne, 1.1 to 4 g/tonne, 4.1 to 16.0 g/tonne, 16.1 to 55.0 g/tonne and greater than 55.0 g/tonne. The standard deviation of the differences between "run-of-mine" and duplicate pulps was found to be significant for three gold grade classes, less than 0.5, 0.5 to 1.0 and 4.1 to 16.0 g/tonne. Three factors were suggested to explain the lack of reproducibility of these analyses, the irregular distribution of gold, the significant amount of time that had passed between the assaying of "run-of-mine" and duplicate pulps and the use of different batches of reagents for the two groups of assays.

External assaying of the same pulp duplicates was carried out by the Central Scientific-Research Exploration Institute for Non-Ferrous and Noble Metals Analytical Centre. Statistical differences were found in two gold grade classes, 1.1 to 4.0 and 16.1 to 55.0 g/tonne. In the case of the second class, there were significant differences between analyses for only two of the thirty-three samples. The internal analyses for these two samples were nearly identical to the initial "run-of-mine" analyses, suggesting there were errors with the two external analyses.

For 2007, due to the remote location of East and West Kupol licenses and the difficulties with shipments of samples within and from Russia, the Kupol Mine laboratory was utilized as the primary assay laboratory. The Kupol laboratory underwent audit, review, and testing for Russian certification in 2005; this certification was granted in January 2006.

All samples were dried in a locked, heated container, either within the sample bag or on a steel tray. Dried samples were transferred to the sample preparation area. In order to minimize potential contamination from run of mine samples, West Kupol and East Kupol samples were prepared and assayed in discrete groups following thorough cleaning of all equipment and the preparation lab area by laboratory personnel. Each sample was crushed in a jaw crusher to 95% of minus 10 mesh and then divided by a Jones riffle splitter into two one-kilogram samples. The first sample was preserved as a geological coarse reject that was stored in sealed plastic containers; the second sample was passed on for further processing. In 2005, the crushing procedure was modified to conform to Russian requirements. The sample was pulverized to 90% minus 150 mesh (.005 millimetre) in a LM2 bowl and puck pulverizer. The pulverized sample (pulp) was split into four 250-gram samples that were placed in paper sample envelopes. One pulp sample went for fire assay, one kept as a lab reject, and two were retained as geology duplicates.

A fifty-gram split of the pulverized sample was analyzed for gold and silver using standard fire assay techniques with a gravimetric finish. Detection limits for the Kupol Laboratory are 0.1 g/tonne for gold and 0.5 g/tonne for silver. For each

twenty samples, additional samples were created from both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications. All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples and after samples with visible gold or strong mineralization.

Soil samples collected by Russian exploration groups prior to 2007 were screened to less than 1 millimetre after being dried. Dried screened samples would weigh at least 200 grams. Samples were analyzed by plasma emission spectroscopy ("emission approximate-quantitative spectral analysis") for 18 elements (including copper, gold, silver, molybdenum, zinc,= and nickel). Quality control samples were inserted into the sample stream in order to assess the accuracy, precision and reproducibility of the analyses. For example, of the 436 samples collected at Prekup in 1999, twenty-six were quality control samples.

All soil samples collected in 2007 were sieved to minus 80 mesh prior to shipping analyses. Clay rich samples were crushed to less than minus 2 millimetres prior to sieving. Contamination reduction protocols were followed during the sample processing, which included thorough high pressure air washing off all equipment between each sample and rhyolite blank cleaning of the crusher every twenty samples. Blanks and geochemical standards were inserted every 40 samples. Soil samples were bagged into groups of 40 samples placed in plastic sample bags and sealed into plastic buckets and shipped to ALS Chita, Russia, for export to ALS Chemex in Perth, Australia, for analyses. Any samples assaying greater than 1.0 ppm will be re-assayed by standard fire assay technique. All soil samples are currently in Russia, stored in a secure warehouse, pending shipment to Australia for analyses.

All stream sediment samples were dried in metal pans prior to sieving to minus 80 mesh. Protocols similar to the soil sample preparation and drying were followed during all sample handling and sieving to minimize the chance of cross sample contamination. If the final sieved sample weighed in excess of 200 grams the sample was split using a Gilson splitter with approximately 100 grams retained in a pulp envelope. The stream sediment samples were grouped in with the soil samples, placed in plastic bags, sealed into plastic buckets and shipped to ALS Chita, Russia, for export to ALS Chemex in Perth, Australia, for ICP-MS 50 element ultra trace analyses and gold by aqua-regia digestion, extraction and graphite furnace AAS. Any samples assaying greater than 1.0 ppm were re-assayed by standard fire assay technique. All stream sediment samples are currently in Russia, stored in a secure warehouse, pending shipment to Australia for analyses.

Quality Control

The field quality control program for 2007 included the insertion of standard reference material to monitor accuracy, coarse blank material to monitor contamination and sample mix-ups, and field duplicates to monitor precision. This program was used for drill core, trench, soils, stream sediment and rock samples.

The performance of quality control samples was monitored on a daily basis as the results were received. The results were accepted or rejected based on criteria established at the beginning of the program.

If quality control sample failures are identified, the lab batch data was rejected and withheld from the project database until the cause for the failure was determined or the samples were re-analyzed and the new results accepted based on new quality control data. Requests for re-analyses were made immediately.

The quality control program is the same as utilized for Kupol project from 2003 through 2006 with the protocols and programs audited by Smee and Associates Consulting Ltd during that time period. They concluded that the field quality control program is producing data that meets or exceeds the requirements of NI 43-101 and is of a quality suitable for inclusion in resource estimations. The 2007 program has not been audited to date because all lab data for the 2007 program has not yet been received.

In order to monitor the accuracy of the laboratories, several gold reference standards, covering a range of grades, were purchased from CDN Resource Laboratories and Rocklabs. The gold concentrations for these standards range from 0.0798 g/tonne to 33.50 g/tonne. The standard samples are not blind to the laboratory; however, the large number of different samples, some with very similar gold grade, help prevent the laboratory from guessing at values. In 2007, nineteen standards were used in the quality control program.

For rock, trench and core samples the standard samples were inserted into the regular sample stream at a ratio of 1:20, according to a predetermined schedule based on the geological sample number. For geochemical samples the insertion frequency was 1:40. Samples submitted to external check laboratories employed the same QA/QC ratios. Results are pending for these outside independent laboratory checks.

In order to monitor contamination and sample mix-ups, field blanks composed of non-auriferous rhyolite derived from the north end of the Kupol licenses were inserted into the regular sample stream. The blank is composed of coarse material. Blanks were inserted at a ratio of 1:20 for rock, core and trench samples and 1:40 for geochemical samples and after samples that displayed good mineralization or visible gold.

In order to monitor the precision of the laboratory, duplicate samples were inserted into the sample stream at a ratio of 1:20. Additional duplicates of well-mineralized samples were also inserted. The field duplicate was created by dividing a two-third core split lengthwise into two one-third splits. The remaining third of core remains in the box as a permanent record of the core.

Two additional duplicate samples per twenty samples were collected by the laboratory, during the sample preparation process. A preparation (prep) duplicate was split from the main sample after crushing; a pulp duplicate was an additional fifty gram split from the same 250-gram split used for the original assay. These samples are part of the laboratory quality control to show the degree of sampling error that is present in the preparation and analytical process and to evaluate the precision.

Data Verification

One of the primary missions of the Company's exploration programs on the East and West Kupol licenses has been the verification of the pre-Company exploration data. All of the properties are very early stage exploration properties, some with no more than geochemical and/or geophysical anomalies as guides for further exploration.

The author of the Kupol Technical Report visited several of the target areas on each of the licenses in the company of the geologist(s) responsible for the Company's exploration programs. Historical trenches were examined, with inspections of the mineralization and discussions of the target concepts currently under consideration. Based on the author's experience with epithermal precious metal deposits, including Kupol, each of the prospects exhibited characteristics that are permissive for the occurrence of epithermal precious metal mineralization.

Verification sampling was not carried out by the author for several reasons. First, it is very difficult, if not impossible, to take hand samples out of Russia. Second, the geological observations made by the Company and its representatives substantiate the target concepts. In systems such as the ones being explored at Kupol East and West, the occurrence of gold in the samples may be incidental to the prospectivity of a particular vein or vein/stock works target. In other words, if a hand sample were taken and assayed, with negative results for gold, it is possible that this would not be a discouraging result, as the epithermal systems are vertically zoned and nuggety by their nature. The Company is interested in investigating these mineral systems where trace quantities of gold can be significant and where trace element geochemistry can be the guide to future successful prospecting. The Company is attempting to export soil samples for trace analysis from the 2007 exploration campaign.

The author visited the target sites, examined core in the field and has reviewed core photos from the 2007 drilling campaign, as well as the Company's interim exploration results.

Planned Exploration and Development

Exploration by the Russian Geologic Expeditions in the vicinity of the Kupol deposit pre-2007 and during the summer of 2007 by the Company has generated a series of targets that require further exploration. In light of the preliminary nature of the exploration on both the East and West Kupol licenses, a modest drill program is proposed for each license. The majority of the drilling will be conducted while the tundra is still frozen to minimize the exploration footprint.

East Kupol

(a) Prekup

On the basis of the intensity of silicification, sericite, acid sulphate (jarosite) and clay alteration, it is concluded that only the upper levels of the hydrothermal system have been tested to date. Further drilling is recommended at Prekup, testing the vein system at depth and along strike. The Company feels the mineralization discovered to date is at the top of the boiling system and needs to be tested deeper. In particular, the main dilatant zone will be drilled to in excess of 250 metres below surface and the vein tested to the south toward the Ozerninskaya caldera low. In areas of geophysical and geochemical anomalies with no vein float, shallower holes will be drilled with a Russian SKB-4 drill to locate the main structure prior to drilling the

deeper, more expensive, holes. The Company plans to map the Prekup area in detail, clean old trenches and re-sample to both confirm old results and provide a better geological understanding of the vein system.

(b) Tokai

The Company believes, based on the wide dispersions of veining in the Tokai area, and the alteration and geochemistry that the drilling in the area was likely too shallow and therefore may have only tested the upper portions of an epithermal system. The potential exists that the system may coalesce with depth into wider and stronger mineralized structures. This hypothesis will be tested by several angled holes, each in the northern and southern upland areas of Tokai. The Company plans to drill several angled holes each in these areas. These holes would have to be 250 to 400 metres in depth. In particular, it is recommended that the vein intersection in hole KT07-008 be followed up along strike and at depth. To aid in drill hole spotting a program of more detailed mapping, trench re-sampling and further trenching is recommended.

(c) Killer Bunny Target

Work on the Killer Bunny target in 2008 will include a more detailed geological mapping at 1:5000 or 1:2500 to aid in better defining targets for trenching, soil geochemical surveying over the alteration, vein breccia and hydrothermal breccia areas defined in the 2007 mapping program. The grid is to be oriented northwest with 700 metres long lines spaced at 200 metres intervals over 1.8 kilometres strike length with sample spacing of 20 metres along lines and trenching on the quartz breccia zone and other zones. Actual locations to be determined once all rock geochemical results are received in late 2007 –early 2008.

(d) Ozerninskaya Caldera

In order to help discern the prospectivity of the broad, strong, magnetic low associated with the north "rim" of the Ozerninskaya caldera, a geochemical grid is proposed. One kilometre lines are to be spaced at 250 metre intervals with samples collected at 25 metre intervals along the lines.

West Kupol

(a) North Kupol

On the Kupol North extension, a series of holes are proposed to test the area at a variety of depths. It is recommended that the initial holes will be scissor hole KWN07-002, drilling at 090° azimuth, to test if the vein system dips to the west. The first hole will be drilled shallower than KWN07-002 and if not successful the second hole will undercut KWN07-002. The first hole will be allowed to continue east from the western vein system to test a deeper level under the main magnetic target stringer zones and under the strong alteration encountered in the 2007 holes.

On the Star and Offset targets, the Company plans for new holes to target 100 to 150 metres deeper than the 2007 holes. Initial holes should test along strike from the 2007 holes rather than at the same location. For the Star target, the holes will be spaced at approximately 500 metre intervals along the trend, testing the stronger magnetic lows first. Also, a single hole will be drilled to test the magnetic low west of the principal Star trend.

(b) Dubonnet

Trenches started in 2007 but not finished will be completed, mapped and sampled. Additional work in the area is contingent on the pending soil sample results.

(c) Avgusteishy

Trenches started in 2007 but not finished will be completed, mapped and sampled. Additional mapping and trenching over the alteration zones defined in the 2007 mapping program is required to help define targets.

(d) West Moroshka

Selection of drill targets on the Moroshka West area will be based on the pending soil sample results. Contingent on soil sample results, three to four holes are proposed. Initial holes will likely be fairly shallow, testing for structure, and followed up with deeper holes. Infill soil sample lines will be completed pending 2007 soil results.

(e) TB2

Two to three holes will be drilled to test the northern part of the TB2 area. It is proposed that the first holes will test one of the north-northwest trending magnetic low at the Premola fault. The initial TB2 holes are to test for the presence of alteration and structure.

(f) Other

An additional magnetic survey is proposed over portions of the West Kupol license as an aid in locating structures and zones of potential alteration. The Khumriy area, between Kupol South and Avgusteishiy, will be surveyed first in order to try to discern the location of the southern continuation of the Kupol structure. Additional magnetic coverage will be added over the river valley in the northeast corner of Avgusteishiy in an effort to locate a continuation of the silicified zones which returned high grade silver in grab samples.

USE OF PROCEEDS

The net proceeds of the Offering are estimated to be approximately C$94,250,000 (C$108,350,000 if the Over-Allotment Option is exercised in full), after deducting the fees payable to the Underwriters and the estimated expenses of Offering in the amount of C$650,000. The net proceeds of the Offering represent the total funds available to the Company. The Company intends to use the net proceeds of the Offering as follows:

	C$ (million)
Exploration programs, including on the:	
Quebradona property	$8.25
Miraflores property	$13.0
Gramalote property	$9.0
East and West Kupol Licenses	$8.2
Miraflores option payments to property owners	$2.9
Valuations of properties for acquisition purposes	$5.0
Acquisition of interest in Gramalote BVI	$15.0
Repayment of indebtedness incurred in connection with the acquisition of assets under the Purchase Agreement	$14.9
Working Capital and General Corporate Purposes	$18.0
TOTAL	**$94.25**

The Company intends to spend the funds available to it as stated in this prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary. The actual use of available funds will vary depending on the Company's operating and capital needs from time to time and will be subject to the discretion of the management of the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company drawn from the consolidated financial statements for the period from November 30, 2006 (date of incorporation) to August 31, 2007. This summary information should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. This information is presented in accordance with Canadian generally accepted accounting principles.

	For the period from inception (November 30, 2006) to August 31, 2007
	US$
Net Loss for Period	(3,915,439)
Basic and Diluted loss per share ($ per share)	(0.40)
Cash and cash equivalents	1,053,251
Total assets	15,003,097
Total long-term liabilities	2,714,435

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("**MD&A**") is as of November 28, 2007. The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and the notes thereto of the Company for the period from November 30, 2006 (date of incorporation) to August 31, 2007, as well with the disclosure contained throughout this prospectus. The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in United States dollars, unless otherwise stated.

Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this prospectus. See "*Forward-looking Statements*" and "*Risk Factors*".

Basis of Presentation

The Company's consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company is currently an exploration and development stage company and does not have any operations which generate revenues or profits. Further, there can be no assurance that the Company will either achieve or maintain profitability in the future. The Company requires additional financing to fund its continuing exploration and development efforts. In this regard, the Company is seeking funds through this Offering. Additional financing by way of private placement or through other offerings may also be required in the future.

The Company's ability to continue as a going concern is dependent on raising additional financing, the outcome of which cannot be predicted at this time. The consolidated financial statements do not include any adjustments or reclassifications of assets and liabilities which might be necessary if the Company is unable to continue its planned exploration and development activities.

The combined results of operations of the Company and its subsidiaries will not necessarily be indicative of the consolidated financial position, operating results or cash flows in the future. The Company expects that its general and administrative expenses as a publicly-traded company will be higher than those reflected in the combined consolidated statement of operations.

Incorporation and Overview

B2Gold was incorporated under the BCBCA on November 30, 2006. B2Gold was formed by certain former executives of Bema and essentially commenced operations in March 2007. The Company is a mineral exploration company that acquires interests in and explores mineral properties, primarily for gold, in Colombia and Russia. The Company's interests in mineral properties are at various stages of exploration, including the interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia.

The Company is in the process of advancing the development of its interests in mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for interests in mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to fulfill its earn-in requirements, to complete the development, and upon future profitable production or proceeds from disposition of its interests in the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

B2Gold was formed to acquire certain assets formerly owned by Bema that were considered by Kinross not to be part of the core assets of Bema that Kinross wished to retain and acquire in the arrangement transaction approved by Bema's shareholders and implemented on February 27, 2007. On February 26, 2007, pursuant to the Purchase Agreement, B2Gold acquired the former interests of Bema in a joint venture arrangement with AngloGold relating to the acquisition of interests in certain properties and land in Colombia, as well as certain office leasehold interests and furniture and equipment, a US$1.9 million receivable from Puma and an option to acquire approximately 35% of the outstanding shares of Puma from Bema.

B2Gold agreed to pay an aggregate of US$7.5 million in the form of 2,722,500 common shares of B2Gold and promissory notes aggregating of US$7,453,717 for the assets acquired on February 26, 2007. B2Gold also agreed to acquire an indirect 37.5% joint venture interest in two mineral exploitation licenses covering approximately 425 square kilometres surrounding the former Bema's Kupol mine for an additional US$7.5 million, payable in Common Shares and promissory notes.

The Company is currently negotiating with Kinross and CUE to establish the intended joint venture to hold the East and West Kupol licenses.

Subsequent to August 31, 2007, the Company has entered into an agreement to acquire 25% of the issued and outstanding shares of Gramalote BVI which holds mineral exploitation and exploration licenses and concession contracts covering approximately 27,000 hectares in Colombia. The Company is required to pay US$15,000,000 to the vendors for this interest and to issue warrants to purchase C$5,000,000 of the Company's Common Shares.

As part of the terms agreed to among Kinross, Bema and the Company, Kinross has a pre-emptive right to subscribe for 9.9% of the Common Shares issued by the Company at any time up to February 27, 2008 and has the right to increase its share ownership to 19.9% of the Company by subscribing for Common Shares in the Offering at the Offering Price.

The Company's business plan is to identify and acquire early stage mineral exploration properties with high value potential with a focus on gold. The Company intends to target properties with potential to host a minimum of 1 million ounces of gold. The Company's primary areas of activity are initially expected to be Colombia and Russia. The Company is in the development stage and has no revenue.

Results of Operations

The following information has been extracted from the Company's audited consolidated financial statements for the period from November 30, 2006 (date of incorporation) to August 31, 2007. There are no comparable results from earlier periods, as the Company was incorporated on November 30, 2006.

Selected Annual Information:

	US$
Total revenues (excludes interest income and management fees)....	—
Net Loss for Period	3,915,439
Loss per share – basic and diluted..	0.40
Total assets...	15,003,097
Total current liabilities	6,679,247
Total long-term liabilities...	2,714,435

The Company reported a loss of US$3,915,439 (US$0.40 per share) for the period from its inception on November 30, 2006 to August 31, 2007. The Company has no source of ongoing operating revenue. The loss during the period included a write-off of resource property costs in the amount of US$2,239,825, relating to the San Martin de Loba (US$1,244,993) and San Carlos properties (US$994,832) in Colombia, as the Company elected not to continue to explore these properties due to poor drill results.

During the period, the Company completed its acquisition of certain assets (see "*Incorporation and Overview*" above), entered into an agreement for the acquisition of a 25% interest in Gramalote BVI, commenced exploration on the East and West Kupol licenses, conducted drilling and field-work on a number of properties in Northern Colombia (and subsequent to August 31, 2007, expanded the area of interest under its joint venture arrangement with AngloGold.)

Operating activities

Operating activities, after non-cash working capital changes, required funding of approximately US$1.8 million for the period from November 30, 2006 to August 31, 2007, due primarily to general and administrative expenses. The Company essentially commenced operations in March 2007.

Financing activities

On February 26, 2007, the Company completed a non-brokered private placement of 3,000,999 Common Shares at a price of C$0.02 per share for gross proceeds of C$60,020 (US$53,844). On July 25, 2007, the Company also completed a non-brokered private placement of 41,599,000 Common Shares at a price of C$0.02 per share for gross proceeds of C$831,980 (US$746,362). Share issue costs totalled US$4,952. Both private placements were completed with certain directors, officers and employees of the Company and other investors.

During the period, the Company received advances of US$580,807 from certain officers and shareholders of the Company.

Investing activities

During the period ended August 31, 2007, the Company incurred resource property expenditures and acquisition costs in the amount of US$7,073,659 (on a cash basis) as follows: US$2,756,048 on Colombia properties (under the Colombia JV Arrangement), US$809,080 on the East and West Kupol licenses and US$3,508,531 on the Gramalote property acquisition.

The Company is also responsible for making the following cash payments to the underlying property vendors with respect to the Miraflores, La Mina, and San Luis properties (these payments are at the Company's discretion and are based upon available financial resources and the exploration merits of the properties that are evaluated on a periodic basis):

- Miraflores: (i) 420,000,000 pesos (US$197,400) on October 25, 2007 (*paid*), (ii) 480,000,000 pesos (US$225,600) on April 25, 2008, (iii) 520,000,000 pesos (US$244,400) on October 25, 2008, (iv) 600,000,000 pesos (US$282,000) on April 25, 2009, (v) 820,000,000 pesos (US$385,400) on October 25, 2009 and (vi) 3,570,000,000 pesos (US$1,762,500) on April 25, 2010.

- La Mina: (i) US$50,000 on November 20, 2007, (ii) US$50,000 on May 20, 2008 and (iii) US$1,000,000 thirty days after a pre-feasibility study.

- San Luis: (i) US$75,000 on June 6, 2008, (ii) US$150,000 on June 6, 2009, (iii) US$200,000 on June 6, 2010, (iv) US$350,000 on June 6, 2011 and (v) US$1,625,000 on June 6, 2013.

At August 31, 2007, the Company had not completed the Earning Requirements on any of the properties described above and consequently, no joint venture entities were formed with AngloGold.

Liquidity and Capital Resources

At August 31, 2007, the Company had cash and cash equivalents of US$1,053,251 and had a working capital deficiency of US$133,751. Subsequent to August 31, 2007, the Company had the following private placements:

- On September 20, 2007, the Company completed a non-brokered private placement of 25,000,000 Common Shares at a price of C$0.40 per share for gross proceeds of C$10,000,000. This private placement was completed with certain directors, officers and employees of the Company and other investors. As at August 31, 2007, the Company had received approximately C$9,400,000 (US$8,700,000) towards this private placement (which for accounting purposes have been recorded as subscriptions received within shareholders' equity on the Company's consolidated balance sheet).

- On October 12, 2007, upon the exercise of options held by the trustees of the Incentive Plan, an aggregate of 4,955,000 Common Shares were issued to the trustees of the Incentive Plan for gross proceeds of C$99,100.

- On October 24, 2007, the Company completed a brokered private placement of 15,000,000 Common Shares at a price of C$1.00 per share for gross proceeds of C$15,000,000. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with this private placement. The net proceeds from this placement will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI (see "*Investing Activities*" above), to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. Since inception, financing for its operations has been provided by its shareholders. In order to fund further exploration work and advance its projects, the Company is dependent upon raising financing through the issuance of its securities, including the funds to be raised pursuant to the Offering.

The Company's planned exploration and development expenditures on existing properties require significant financial resources. The Company remains dependent on raising additional financing through the issuances of equity securities to fund exploration and development requirements beyond those outlined in "Use of Proceeds" on existing properties, to fund property acquisitions and for general corporate costs.

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 to the accompanying audited consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

- Use of estimates;
- Resource properties;
- Future income taxes; and
- Financial instruments.

Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Resource Properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

The Company reviews and evaluates the carrying value of resource property interests when events and circumstances suggest impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, resources and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property interest carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Future Income Taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial Instruments

Effective November 30, 2006, the Company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("**CICA**").

- *Financial Instruments – Recognition and Measurement (Section 3855)*

  This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income. All financial assets and liabilities are recognized when the entity becomes a party to the contract.

  All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

  - Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  - Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  - Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

- o All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

- o The note receivable from Puma is a "receivable", initially valued at fair value and subsequently measured at amortized cost.

- o The Puma Option, is a derivative instrument (as the value of the option changes with the underlying market price of Puma common shares) and as such is classified as held-for-trading. Derivatives are recorded on the balance sheet at fair value with mark-to-market adjustments included in net income/ loss.

- o The notes payable to 6674321 Canada Inc. have been designated as "an other financial liability", initially valued at fair value and subsequently measured at amortized cost.

- *Comprehensive Income (Section 1530)*

  Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is appropriate to recognize them in net earnings/ loss. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

- *Hedging (Section 3865)*

  This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not currently employ hedge accounting.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Related Party Transactions

As part of the arrangement between Bema and Kinross and pursuant to the Purchase Agreement, the Company entered into the following agreements with Puma, a company related by way of common directors:

- Management Services Agreement pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel to Puma in consideration for a monthly fee of C$5,000.

- Exploration management agreement, whereby Puma will reimburse the Company for services supplied in connection with Puma's exploration or development work programs.

During the current period, the Company also provided management, administrative and technical services, on a month-to-month basis, to Victoria Resource Corporation and Consolidated Westview Resource Corp., companies which were also previously managed by Bema.

The Company had the following transactions and balances with these associated companies (in addition to those transactions already discussed in the sections above):

	US$
Consolidated Statement of Operations	
Management fees (Income)	(40,369)
Expenses (reimbursed):	
Office and general	(67,720)
Salaries and benefits	(21,530)
Rent	(8,971)
	(138,590)
Consolidated Balance Sheet	
Accounts receivable	255,721

At August 31, 2007, the Company owed US$580,807 in interest-free loans (unsecured with no fixed terms of repayment) to certain officers and shareholders of the Company.

Risk and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes targets in different geologic and political environments. The Company also balances risk through joint ventures with other companies. Beyond exploration risk, the Company is faced with a number of other risk factors as described under "*Risk Factors*".

There are significant risks that might affect the Company's further development. These include but are not limited to: exploration programs that may not result in a commercial mining operation; the Company's ability to raise financing in the future for ongoing operations; market fluctuations in metal prices; political risk; government regulations; and other conditions that may be out of the Company's control. See also "*Risk Factors*", disclosed elsewhere in this prospectus.

Outlook

For the coming year, the Company's priorities are to complete the Offering, become a listed company on the TSX-V and to complete its proposed exploration programs, including sampling, metallurgy and drilling, contingent is each case on exploration results, at the Colombian and Russian properties.

Corporate plans for the Company include an expected initial public offering in late 2007. The Company was recently incorporated by certain former executives of Bema and expects to capitalize on the extensive collective knowledge, experience and relationships that its management team has created in the mining business over the past 25 years, growing Bema from a junior exploration company to an international, intermediate gold producer. The Company is in the process of advancing the development of its interests in its mineral properties, as described in this prospectus, all of which are presently at an early stage of exploration. The Company continues to evaluate other high quality exploration and development opportunities throughout the world.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at November 28, 2007, the Company had 92,277,500 Common Shares outstanding and no preferred shares outstanding.

Caution On Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

DESCRIPTION OF SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this prospectus, the Company has 92,277,500 Common Shares outstanding as fully paid non-assessable shares of the Company and no preferred shares outstanding. The Offered Shares will be allotted and reserved for issuance pursuant to resolutions of the board of directors.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders of the Company, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a *pro rata* basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of the Company, are entitled to receive on a *pro rata* basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of the Company to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of the Company. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other shares of the Company ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of the Company, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of the Company over the Common Shares and over any other shares of the Company ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

DIVIDEND POLICY

The Company has not, since the date of its incorporation, declared or paid any dividends on its shares. The Company intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends in the foreseeable future. The board of directors may declare from time to time such cash dividends out of the monies legally available for dividends as the board of directors considers advisable. Any future determination to pay dividends will be at the discretion of the board of directors and will depend on the capital requirements of the Company, results of operations and such other factors as the board considers relevant.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at August 31, 2007 and as at the date of the prospectus. The table should be read in conjunction with the Company's consolidated financial statements (including the notes thereto) and the MD&A contained in this prospectus.

	As at August 31, 2007	As at August 31, 2007 after giving effect to the Offering	As at November 28, 2007 (Unaudited)	As at November 28, 2007 after giving effect to the Offering (Unaudited)[4]
Common Shares[1] (authorized: unlimited)	47,322,500	87,322,500	92,277,500	132,277,500
Preferred shares (authorized: unlimited)	Nil	Nil	Nil	Nil
Options[2][3]	4,955,000	4,955,000	Nil	Nil
TOTAL CAPITALIZATION[5]	52,277,500	92,277,500	92,277,500	132,277,500

Notes:

(1) In addition, the Company has reserved for issuance an additional 2,722,500 Common Shares that will be issued to a subsidiary of Kinross upon completion of the acquisition of the Company's interest in the East and West Kupol licenses. See "*Business of the Company*".

(2) In addition, the Company has granted 6674321 the right, in the event of an initial public offering by the Company, to purchase that number of Common Shares at the Offering Price such that 6674321 and its affiliates will own up to 19.9% of the issued and outstanding Common Shares. 6674321 has advised the Company that it will exercise its option and purchase C$15,000,000 of Offered Shares. The Company has also granted 6674321 a pre-emptive right, upon the issuance of securities by the Company on or before February 27, 2008, to purchase or acquire Common Shares or other securities, as applicable, such that 6674321 will hold, in the aggregate, on a fully diluted basis, 9.9% of the issued and outstanding Common Shares. See "*Business of the Company*".

(3) In addition, the Company has agreed to issue to Grupo Nus share purchase warrants to purchase C$5,000,000 worth of Common Shares at the Offering Price. See "*Business of the Company – Interests of the Principal Properties.*"

(4) Assumes no exercise by the Underwriters of the Over-Allotment Option. See "*Plan of Distribution*".

(5) The total capitalization in the table above represents the fully diluted share capital of the Company at the respective dates therein.

PRINCIPAL HOLDERS OF SHARES

As at the date of this prospectus, to the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attaching to all issued and outstanding Common Shares of the Company.

OPTIONS TO PURCHASE SECURITIES

Except as disclosed in the section "Business of the Company", the Company does not currently have any issued and outstanding options to purchase securities.

Stock Option Plan

On October 22, 2007, the board of directors of the Company adopted a stock option plan (the "**Stock Option Plan**"), subject to shareholder and regulatory approval, for the benefit of officers, directors, employees and consultants of the Company and any associated, affiliated, controlled or subsidiary company. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan will increase the Company's ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of share options, to benefit from the growth of the Company.

The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

Key provisions of the Stock Option Plan include:

(a) the eligible participants are any director, officer, employee, or consultant of the Company or any of its associated affiliated, controlled or subsidiary companies;

(b) the maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan will be a number equal to 10% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c) a restriction that no more than 10% of the total number of issued and outstanding Common Shares may be issuable to insiders of the Company pursuant to options granted to insiders under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements;

(d) a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements, unless the Company has obtained disinterested shareholder approval;

(e) a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements;

(f) a restriction that no more than 2% of the total number of issued and outstanding Common Shares may be issuable to any one consultant of the Company within a one-year period pursuant to options granted to the consultant under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements;

(g) the vesting period of all options shall be determined by the board of directors;

(h) options may be exercisable for a period of up to a maximum term of five years, such period to be determined by the board of directors of the Company and the options are non-transferable and non-assignable;

(i) the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the "discounted market price" of the Common Shares at the time the option is granted. "The discounted market price" means the closing price of the Common Shares of the Company on the TSX-V on the last trading day before the day on which the option is granted, less the allowable discount;

(j) options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with the Company, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(k) options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(l) in the event that the expiry date of an option falls within a "black-out period" (a period during which certain persons cannot trade common shares pursuant to a policy of the Company respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(m) in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(n) upon the announcement of a transaction which, if completed, would constitute a change of control of the Company and under which Common Shares of the Company are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(o) options that expire unexercised or are otherwise cancelled will be returned to the Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan; and

(p) the board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX-V or any other applicable regulatory body, suspend, terminate discontinue or amend the Stock Option Plan.

As at the date of this prospectus, the Company has not granted any stock options under the Stock Option Plan.

PRIOR SALES OF COMMON SHARES

The following table set forth the details of all issuances or sales of Common Shares or securities convertible into Common Shares by the Company since incorporation:

Date	Number of Common Shares	Price Per Common Share (C$)	Reason for Issuance
November 30, 2006	1	$1.00	Incorporation
February 26, 2007	2,722,500	$0.02	Consideration payable under the Purchase Agreement
February 26, 2007	3,000,999	$0.02	Private Placement
July 25, 2007	41,599,000	$0.02	Private Placement
September 20, 2007	25,000,000	$0.40	Private Placement
October 12, 2007	4,955,000	$0.02	Issued to the Trustees of the Incentive Plan[(1)]
October 24, 2007	15,000,000	$1.00	Private Placement
TOTAL	**92,277,500**		

Note:

(1) The Common Shares are held pursuant to the Incentive Plan, the trustees of which are Clive Johnson, Roger Richer, Mark Corra and Tom Garagan, (the "**Trustees**"). The Incentive Plan was established to provide eligible persons the opportunity to participate in the development and profitability of the Company.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with the Company, the date of appointment of each director, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer of the Company. The statement as to securities beneficially owned, directly or indirectly, or one which control or direction is exercised by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this prospectus. Directors of the Company hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities [(1)]
Clive Johnson British Columbia, Canada	President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of Bema	December 17, 2006	9,000,000[(2)(3)]
Robert Cross[(8)(9)] British Columbia, Canada	Chairman and Director	Non-Executive Chairman of Northern Orion Resources Inc. and Non-Executive Chairman of Bankers Petroleum Ltd.	October 22, 2007	4,015,000[(4)]

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities [(1)]
Robert Gayton[(8)(9)] British Columbia, Canada	Director	Consultant to various public companies since 1987. Vice President of Finance with Western Silver Corporation from 1995 to 2004	October 22, 2007	800,000
John Ivany Alberta, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	November 20, 2007	800,000
Jerry Korpan London, England	Director	Executive Director of Emergis Capital S.A., based in Antwerp, Belgium; prior thereto Managing Director of Yorkton Securities in London, England	November 20, 2007	800,000
Barry Rayment[(8)(9)] California, USA	Director	President of Mining Assets Corporation	October 22, 2007	800,000[(7)]
Roger Richer British Columbia, Canada	Secretary, Executive Vice President, General Counsel	Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	6,000,000[(2)]
Mark Corra British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Vice President of Finance of Bema	December 17, 2006	6,246,250[(2)]
Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Vice President of Exploration of Bema	March 8, 2007	6,250,000[(2)]
Dennis Stansbury Nevada, USA	Senior Vice President of Development and Production	Vice President of Development and Production of Bema	March 8, 2007	4,800,000

Notes:

(1) The information as to the nature of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in the names and not being within the knowledge of the Company, has been furnished by such directors and officers.

(2) Messrs. Johnson, Richer, Corra and Garagan are the trustees of the Incentive Trust that holds 4,955,000 Common Shares. The Common Shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the Trustees, which was established to hold options and shares of the Company to be allocated to directors, officers, employees and service providers of the Company as determined by the Trustees.

(3) An additional 592,500 Common Shares, over which Mr. Johnson exercises no control or direction, are beneficially owned by Christine Dixon, Mr. Johnson's spouse.

(4) The Common Shares are held through Paloduro Investments Inc., a company controlled by Mr. Cross. An additional 2,966,667 Common Shares, over which Mr. Cross exercises no control or direction, are beneficially owned by Carolyn Cross, Mr. Cross' spouse.

(5) An additional 375,000 Common Shares, over which Mr. Corra exercises no control or direction, are beneficially owned by Cindy Krins, Mr. Corra's spouse.

(6) An additional 125,000 Common Shares, over which Mr. Garagan exercises no control or direction are beneficially owned by Irina Feldman, Mr. Garagan's spouse.

(7) 800,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.

(8) Member of the Audit Committee.

(9) Member of the Compensation Committee.

Shareholdings of Directors and Executive Officers

As at the date of this prospectus, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 44,460,250 Common Shares representing approximately 48.2% of the issued and outstanding Common Shares. Upon completion of the Offering, these directors and executive officers, as a group, will own or exercise control over 33.6 % of the then outstanding Common Shares.

Biographical Information

The following is a brief description of each of the executive officers and directors of the Company (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson (50) — President, Chief Executive Officer and Director

Clive Johnson was involved with Bema and its predecessor companies since 1977. When Bema was created by the amalgamation of three Bema group companies in 1988, Mr. Johnson was appointed the President and Chief Executive Officer. Mr. Johnson was instrumental in Bema's transition from a junior exploration Company to an international intermediate gold producer. Mr. Johnson will be overseeing long-term strategy and development as well as the day-to-day activities of the Company.

Roger Richer (55) — Secretary, Executive Vice President and General Counsel

Roger Richer has over 20 years experience in mining law, corporate finance and international business transactions and practices. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria. Mr. Richer was with Bema since its inception in 1987. He is also the President of Consolidated Puma Minerals Corp., a TSX-V listed company. Mr. Richer will manage the legal affairs, corporate records and corporate governance of the Company.

Mark Corra (51) — Senior Vice President of Finance and Chief Financial Officer

Mark Corra has over 25 years mining experience. Mr. Corra will oversee the financial reporting, cash management and tax planning of the Company. He is a Certified Management Accountant, with a diploma in financial management from the British Columbia Institute of Technology. Mr. Corra was with Bema since 1990 as both Controller and subsequently as Vice President of Finance. Prior to Bema, Mr. Corra spent 11 years in accounting at Placer Dome. Mr. Corra's duties will include responsibility for the Company's financial compliance and reporting to the regulatory authorities.

Tom Garagan (49) — Senior Vice President of Exploration

Tom Garagan is a geologist with over 27 years of experience. Mr. Garagan was with Bema since 1991 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. Mr. Garagan was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa. Mr. Garagan will be responsible for all aspects of the Company's exploration, including technical review of new acquisitions.

Dennis Stansbury (55) — Senior Vice President of Development and Production

Dennis Stansbury is a mining engineer with over 30 years of engineering, construction, production and management experience at surface and underground mines in eight different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996. Mr. Stansbury will be responsible for supporting all exploration activities of the Company.

Directors

Robert Cross

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He has served as a director of numerous public and private companies. Mr. Cross was formerly the Non-Executive Chairman of Northern Orion Resources Inc., and founder and Non-Executive Chairman of Bankers Petroleum Ltd. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. He has an Engineering Degree from the University of Waterloo, and received his MBA from Harvard Business School in 1987.

Robert Gayton

Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006, Bema from 2003 to 2007. Mr. Gayton was Vice President of Finance of Doublestar Resources from 1996 to 2006 and a director from 2000 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to its takeover in 2007. Each of these company's was subsequently acquired by way of takeover. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Intrinsyc Software International, Inc., Canadian Zinc Corporation, Palo Duro Energy Inc., Quarterra Resources Inc. and Western Copper Corporation.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp. and Breakwater Resources Ltd.

Jerry Korpan

Jerry Korpan has been an investment banker in London, England since 1985. He is currently Executive Director of Emergis Capital S.A. ("**Emergis**"), a property development company based in Antwerp, Belgium, and a director of Consolidated Puma Minerals Corp., an affiliate of East West Gold Corporation. Prior to forming Emergis, he was Managing Director of Yorkton Securities in London, England. He was a director of Bema from 2002 to 2007.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. Mr. Rayment is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. He is currently President of Mining Assets Corporation, a private company providing consulting services to the mining industry, based in Laguna Beach, California. Mr. Rayment is currently a director of European Minerals Corporation, Delta Mining & Exploration Corp. and Latitude Resources plc.

Audit Committee

On October 22, 2007, the Company established an Audit Committee, which will operate under a charter approved by the board of directors of the Company. It is the board of directors' responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the board of directors to meet its oversight responsibilities in relation to the Company's financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee will review the effectiveness of the Company's financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee will oversee and appraise the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

All members of the Audit Committee are independent within the meaning of Multilateral Instrument 52-110 — *Audit Committees* ("**MI 52-110**"), which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the board of directors, reasonably interfere with the exercise of a member's independent judgment. The members of the Audit Committee are: Robert Gayton, Barry Rayment and Robert Cross.

Compensation Committee

On October 22, 2007, the Company established a compensation committee (the "**Compensation Committee**"). The Compensation Committee was formed to assist the Board of Directors review compensation of the executive directors and other key management personnel. In doing so, it will be the responsibility of the Compensation Committee to maintain the competitiveness of executive compensation programs.

The Compensation Committee will review the competitiveness of the Company's key management personnel compensation programs to ensure the attraction and retention of the Company's key management personnel, the motivation of Company officers to achieve the Company's business objectives and to align the interests of key leadership personnel with the long-term interests of the Company's shareholders. Additional responsibilities of the Compensation Committee will include: (i) reviewing trends in management compensation, overseeing the development of new compensation plans and, when necessary, approving revisions to existing plans; (ii) reviewing the performance of key management personnel; (iii) reviewing and approving the Chairman's and Chief Executive Officer's goals and objectives, evaluating their performance in light of those objectives, and setting compensation levels for executive directors in accordance with the Company's philosophy thereon; (iv) reviewing salary bonus and other compensation amounts and structure for key management personnel and making recommendations as to appropriate salary, bonus and other compensation amounts and structure to the Board for approval; (v) reviewing and approving compensation packages for new key management personnel and termination packages for corporate officers as requested by management; (vi) reviewing long-term incentive compensation plans, including the use of share options; (vii) reviewing salary packages on an annual basis and from time to time at the request of the Board of Directors or management; (viii) reviewing and approving awards made under any executive officer bonus plan, and providing a report to the Board of Directors thereon; (ix) reviewing periodic reports from management on matters relating to the Company's personnel appointments and practices; and (x) except as otherwise delegated by the Board of Directors, the Committee will act on behalf of the Board of Directors as the "Committee" established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

All members of the Compensation Committee are independent within the meaning of MI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company that could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

The members of the Compensation Committee are: Robert Cross, Robert Gayton and Barry Rayment.

Cease Trade Orders or Bankruptcies

Except as outlined below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(a) is, as at the date of this prospectus or has been, within the 10 years before of this prospectus, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Robert Cross, a director of the Company, joined the Board of Livent Inc. in June 1998. In connection with management changes brought about by a U.S.-based investment group, accounting irregularities were subsequently uncovered and Livent Inc. declared bankruptcy in late 1998. Thereafter, class action suits were filed against Livent Inc. and its directors. Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

Robert Gayton, a director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities

Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a future director of the Company, was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005, for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

Except as outlined above under "*Cease Trade Orders or Bankruptcies*" and as set forth below no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision regarding the Company.

John Ivany, a future director of the Company, was the subject of enforcement proceedings by the Alberta Securities Commission in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any "junior issuer" for a period of five years and ordered to pay costs in the amount of C$20,000.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company's board of directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See "*Risk Factors*". The directors and officers of the Company are not aware of any such conflicts of interests.

ESCROWED SECURITIES

The following Common Shares of the Company (the "**Escrowed Shares**") will be held by, and will be subject to the terms of an agreement to be entered into between the Company, the holders of Escrowed Shares and Computershare Investor Services Inc., as escrow agent (the "**Escrow Agreement**"):

Name	Number of Common Shares[(1)]	Percentage of Issued Common Shares on Completion of the Offering
Clive Johnson	9,000,000	6.8 %
Roger Richer	6,000,000	4.5 %
Mark Corra	6,246,250	4.7 %
Tom Garagan	6,250,000	4.7 %
Robert Cross	4,015,000	3.0 %
Dennis Stansbury	4,800,000	3.6 %
Robert Gayton	800,000	0.6 %
Jerry Korpan	800,000	0.6 %
Barry Rayment	800,000	0.6 %
John Ivany	800,000	0.6 %

Note:

(1) Messrs. Johnson, Richer, Corra and Garagan are trustees of the Incentive Plan, which holds 4,955,000 Common Shares. These Common Shares will also be held in escrow subject to the terms of the Escrow Agreement

Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. 25% of the Escrowed Shares will be released from escrow on the date on which the Common Shares are listed on the Exchange (the "**Listing Date**") and each of the six, twelve and eighteen month anniversaries of the Listing Date. The Common Shares which are held in escrow immediately following the Listing Date will represent 33.6% of the issued shares immediately following the Offering.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or corporation that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or corporation that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of Escrowed Shares, the Escrowed Shares may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities.

The complete text of the Escrow Agreement will be available for inspection at the office of the Company's legal counsel, Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, during normal business hours during the period of the distribution of the securities offered hereby and for a period of 30 days thereafter.

Additional Escrowed Securities

In addition to the principals listed above, certain other shareholders of the Company, including those who purchased in the private placements that completed in February, July, September and October, 2007, will hold their Common Shares subject to the resale restrictions of the TSX-V. Shareholders who purchased Common Shares at a price of C$0.02 per share will be subject to the same escrow conditions as set out in the Escrow Agreement, including those with respect to the automatic timed release. Shareholders who purchased Common Shares at a price of C$0.40 per share will hold such Common Shares subject to an eighteen month hold period with 25% of the Common Shares released every six months, the first release being on the Closing Date. Shareholders who purchased Common Shares at a price of C$1.00 per share will hold Common Shares subject to a twelve month hold period with 20% of the Common Shares released every three months, the first release being on the Closing Date.

EXECUTIVE COMPENSATION

The compensation for the Company's executive officers is comprised of base salary, bonus, if certain performance targets have been met, and in the future, possible participation in the Stock Option Plan and the Incentive Plan. The program reflects current market practice and was designed to provide compensation levels consistent with the compensation levels and practices at equivalent companies in the mining industry. Compensation of the Company's executive officers will be reviewed periodically by the board of directors.

Employment Contracts

The Company has entered into an employment agreement with each of Clive Johnson, Mark Corra, Roger Richer, Tom Garagan and Dennis Stansbury (each, a "**Management Employee**"). Mr. Johnson entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Johnson is employed as the President and Chief Executive Officer of the Company and will receive an annual salary of C$250,000. Mr. Corra entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Corra is employed as the Senior Vice President of Finance and Chief Financial Officer of the Company and will receive an annual salary of C$200,000. Mr. Richer entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Richer is employed as the Corporate Secretary, Executive Vice President and General Counsel of the Company and will receive an annual salary of C$200,000. Mr. Garagan entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Garagan is employed as the Senior Vice President of Exploration of the Company and will receive an annual salary of C$200,000. Mr. Stansbury entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Stansbury is employed as the Senior Vice President of Development and Production of the Company and will receive an annual salary of US$150,000. Since April 2007, the Management Employees have received compensation based on the terms outlined above.

The Management Employees will be eligible to participate in the Company's incentive programs, including the Stock Option Plan, the Incentive Plan, the share purchase plan, the profit sharing and the bonus plan. In the event that an employment agreement is terminated by the Company without cause, or a Management Employee resigns on two weeks notice for "good cause", the Company must pay a severance payment to such Management Employee on the date of termination equal to 12 months salary plus specified benefits. The definition of "good cause" for the purposes of the employment agreement includes: a material reduction in the employees responsibilities; a reduction in the employee's annual salary; a failure by the Company to continue the employees participation in the Company's benefits and incentive plans (if any); a reduction in entitlement to paid vacation days; a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement provides for the occurrence of certain events upon a change of control of the Company. A Management Employee will be entitled to resign at any time within 18 months after a change of control and receive the same severance package as a resignation for good cause. In addition, upon the announcement of a transaction that if completed would result in a change of control, all options to purchase Common Shares that have been granted but not yet vested shall be deemed to be fully vested and exercisable by the Management Employee. For the purposes of the employment agreement, a "change of control" means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate of 20% or more of the Common Shares; (ii) the removal of more than 51% of the incumbent board of directors of the Company, or the election of a majority of the directors to the board of the Company that were not nominees of the board at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; and (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

Other than the employment agreements described above and the payment of directors' fees, there are no employment contracts or other arrangements in existence between the Company or its subsidiaries and any director or executive officer of the Company and there is no arrangement or agreement made between the Company and any of its directors or executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the director or officers responsibilities following such a change of control. In addition, no member of management has entered into a non-competition or non-disclosure agreement with the Company.

Compensation of Directors

With respect to payments made to non-executive directors, each receives C$15,000 per annum. Should the non-executive directors provide services over and above those expected of such a position, the Company will provide reasonable remuneration for those services.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Company's directors or officers or any of their respective associates has, since incorporation, been indebted to the Company or has any indebtedness which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

PLAN OF DISTRIBUTION

The Offering

Pursuant to an agreement (the "**Underwriting Agreement**") dated November 28, 2007 between the Company and Genuity Capital Markets, Canaccord Capital Corporation, GMP Securities L.P., BMO Nesbitt Burns Inc., Orion Securities Inc. and Haywood Securities Inc., (collectively, the "**Underwriters**"), the Underwriters have severally agreed to purchase, in the portions set out in the Underwriting Agreement on the Closing Date or such later date as may be agreed between B2Gold and the Underwriters, but not later than December 23, 2007, an aggregate of 40,000,000 Offered Shares at a purchase price of C$2.50 per Offered Share, for an aggregate consideration of C$100,000,000 payable in cash to B2Gold against delivery of one or more definitive certificates representing the Offered Shares. B2Gold has agreed to pay the Underwriters a fee of C$0.15 per Offered Share purchased by the Underwriters, excluding 6,000,000 Offered Shares to be purchased by Kinross for which no commission is payable, for an aggregate commission of C$5,100,000.

There is currently no market through which the Common Shares may be sold, and accordingly the terms of the Offering, including the Offering Price of the Offered Shares, were determined by negotiation between the Company and Genuity Capital Markets, on behalf of the Underwriters.

The Offered Shares are being offered to the public in all of the provinces of Canada except Québec and in the United States in an offering exempt from the registration requirements of the U.S. Securities Act. Subject to applicable law, the Underwriters may also offer the Offered Shares outside Canada and the United States.

The Company has granted to the Underwriters an Over-Allotment Option, exercisable in whole or in part and from time to time for a period of 30 days following the Closing Date, to acquire up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is fully exercised for Offered Shares, assuming no further participation by Kinross, the total Underwriters' fee will be C$6,000,000 and the total net proceeds to the Company will be C$109,000,000 (before deducting expenses of the Offering estimated to be C$650,000).

The TSX Venture Exchange has conditionally approved the listing of the Offered Shares. Listing is subject to B2Gold fulfilling all of the requirements of the TSX Venture Exchange, including distribution of the Offered Shares to a minimum number of public security holders.

The obligations of the Underwriters under the Underwriting Agreement are several and conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

The Company has agreed to pay certain expenses of the Underwriters and has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for, or purchase, Offered Shares. The foregoing restriction is subject to exceptions on the condition that the

bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Offered Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX-V relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the client's order was not solicited during the period of distribution. Subject to the foregoing, in connection with the Offering, the Underwriters may effect transactions intended to stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions if commenced may be discontinued at any time.

It is a condition of the completion of the Offering that each shareholder of the Company holding, directly or indirectly, more than 2% of the Common Shares outstanding prior to completion of the Offering and each director and executive officer of the Company must enter into a lock-up agreement pursuant to which they agree not to sell, grant any option for the sale of, or otherwise dispose of, any Common Shares for a period of six months after the completion of the Offering.

The Offered Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and, accordingly, such securities may not be offered or sold in the United States, or to, or for the benefit of, a person in the United States (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that they will offer and sell the Offered Shares in the United States only (i) in offshore transactions in compliance with Regulation S under the U.S. Securities Act or (ii) within the United States to certain qualifed institutional buyers in compliance with the exemption from registration set forth in Rule 144A under the U.S. Securities Act and applicable state securities laws. In addition, the Underwriting Agreement permits the Underwriters to arrange for accredited investors in the United States to purchase the Offered Shares directly from the Company as "substituted purchasers", pursuant to Rule 506 of Regulation D under the U.S. Securities Act and exemptions from the registration requirements of applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of Offered Shares within the U.S. by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise that in accordance with an exemption from the registration requirements of the U.S. Securities Act.

RISK FACTORS

There are certain risks associated with the Common Shares offered hereby that investors should carefully consider. This is a speculative offering. The risks and uncertainties below are not the only risks and uncertainties facing the Company and the risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of the Common Shares to decline. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Common Shares could decline, and purchasers of the Common Shares may lose all or part of their investment. In addition to the risks described elsewhere and the other information contained in this prospectus, prospective investors should carefully consider each of, and the cumulative effect of all of, the following risk factors.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the properties in which the Company has an interest have proven or probable reserves or measured, indicated or inferred resources and the proposed programs are an exploratory search for reserves and resources. The mining areas presently being assessed by the Company may not contain economically recoverable volumes of minerals or metals. The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or skilled employees or contractors and other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for operating expertise. Should economically recoverable volumes of minerals or metal be found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. Depending on the price of gold or other minerals produced, which have fluctuated widely in the past, the Company may determine that it is impractical to commence or continue commercial production.

Foreign Countries and Mining Risks

The Company has interests in properties that are located in developing countries, including Russia and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Any changes in regulations or shifts in political conditions or attitudes are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

The Company's property interests and proposed exploration activities are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and fluctuations changing political conditions and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company's control and may adversely affect the Company's business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

The Company's current and potential exploration activities are subject to various federal, state and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies which may require that the Company obtain permits from various governmental agencies.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental Compliance

The Company's operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company's operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company's business or financial condition.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company's operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company's part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company's business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Institution of Restrictions on Repatriation of Earnings

There are currently no restrictions on the repatriation from the countries in which the Company operates of earnings to foreign entities. However, there can be no assurance that restrictions on repatriations of earnings from these countries will not be imposed in the future.

Currency Risks

The Company's operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company reports its financial results in U.S. dollars and incurs expenses in U.S. dollars, Canadian dollars, Colombian pesos and Russian rubles. As the exchange rates between the Colombian peso, Russian ruble and Canadian dollar fluctuates against the U.S. dollar, the Company will experience foreign exchange gains and losses.

The recent changes to Russian currency control legislation were generally intended at liberalization of control over currency transactions in Russia. However, exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favorable rates. In these circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian ruble and as a result the Russian Government may be unable to demonstrate any consistent enforcement of currency laws.

The Russian ruble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian ruble into other currencies, that market is limited in size and is subject to certain restrictions.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance to the Russian Federation like mineral production will not be nationalized. In addition, the Chukotka regional government's current policy of encouragement of foreign investment may change, renationalization of the gold mining industry may occur, or other government limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter Russian laws regulating mineral concessions or other mineral rights could have a material adverse effect on the Company. There can be no assurance that the assets of the Company will not be subject to requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to the Company the market value or the amount of the original investment.

Possible political or economic instability in the Russian Federation and the Chukotka region may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business

in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment in Russia is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Important elements of basic and other legislation remain to be enacted or officially registered, published or otherwise made available to the public.

Russian laws often provide general statements of principles rather than a specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences that may be regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Subsoil Law, the Licensing Regulations and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. Further, the Subsoil Law and other subordinate legislation contemplate certain internal procedures to be carried out by the state bodies in the course of the issuance of a subsoil license. While under the laws of developed countries, the granting of subsoil rights by state bodies deem such rights to be validly issued, in Russia a violation of such requirements committed by the state body may affect a subsoil user whose license may be attacked by a prosecutor's office or other relevant state body for non-compliance during the issuance or other internal process. Since these are internal procedures to be carried out by the state bodies, in practice it is very difficult, if possible at all, to review whether all of them were duly complied with.

Russian law consists of a variety of federal legislative, presidential, governmental, or ministerial instruments, which may overlap or conflict with each other and/or with regional and local rules and regulations. Accordingly, there are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system leading to inconsistent application of the same legal instrument. Additionally, the application of Russian Law is often subject to a high level of discretion by government officials, whose actions feature an elevated level of non-transparency, illogical decision making, unexpected innovation and delay.

It is possible that changes in the Russian law may be applied in a way that is contrary to what is written, retroactively, or in an arbitrary, formalistic or unfair manner. Accordingly, there can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company. There can be no assurance that there may not be relevant applicable law that is unconstitutional, improperly adopted, unpublished, unconsolidated, classified, secret, of restricted circulation, or not publicly available, or that published or available texts of the same legislative instruments are consistent. There can be no assurance that the Russian authorities will not adopt a retroactive law or regulation that would have an adverse impact on the Company.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages, are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Colombian Economic Environment

The status of Colombia as a developing country may make it difficult for the Company to obtain any required financing for the Company's projects. Notwithstanding the progress achieved in restructuring Colombia political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, the Company may not be able to continue the Company's operations in that country. The Company does not carry political risk insurance.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which the Company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the Company's operations in such regions. In the event that continued operations in these regions compromise the Company's security or business principles, the Company may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on the Company's results of operations and financial condition. No assurances can be given that the Company's plans and operations will not be adversely affected by future developments in Colombia. Colombia is also home to South America's largest and longest running insurgency. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect the Company's business.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving towards stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current exploration activities of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for exploration will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy.

Joint Ventures

All of the properties in which the Company has an interest will be operated through joint ventures with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company's interests held through joint ventures, which could have a material adverse impact on the Company's results of operations and financial conditions:

- inability to exert influence over certain strategic decisions made in respect of joint venture properties;
- disagreement with partners on how to develop and operate mines efficiently;
- inability of partners to meet their obligations to the joint venture or third parties; and
- litigation between partners regarding joint venture matters.

Additional Financing

The Company currently has no revenues from operations and no mineral reserves or mineral resources. If the Company's exploration programs are successful, additional financing will be required in order to complete the development of the

properties in which the Company has an interest. The only sources of future funds presently available to the Company are the sale of additional equity capital, selling or leasing the Company's interest in a property or the entering into of joint venture arrangements or other strategic alliances in which the financing sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

There is no assurance that the Company will be successful in raising sufficient capital to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Principal Properties Located in Remote Areas

The Company's exploration operations are located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining. The Company benefits from modern mining transportation skills and technologies for operating in areas with harsh climates. Nevertheless, the Company may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on the Company's business and results of operations. The remote location of the Company's principal operations also results in increased costs and transportation difficulties.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources and water supply. The Company's inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The section of this prospectus entitled "Business of the Company" identifies the Company's obligations with respect to acquiring and maintaining title to the Company's interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company's interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist as set out in this prospectus. There can be no assurances, however, that the interest in the Company's properties is free from defects or that the material contracts between the Company and the entities owned or controlled by foreign government will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company's interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

All of the Company's property interests are also the subject of joint ventures which give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Loss of or Inability to Acquire Mineral Properties

If the Company loses or abandons its interest in one or more of its properties, there is no assurance that it will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any additional properties.

Dependence on Key Personnel

The success of the Company will be largely dependent upon the performance of its key officers, employees and consultants. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any person who may become a holder of Common Shares as a result of or subsequent to the Offering. The Company may issue additional Common Shares in the future if further capital is required and on the exercise of options or other rights to acquire Common Shares. Sales or issuances of substantial amounts of Common Shares, or rights to acquire such shares or the availability of such Common Shares for sale, could adversely affect the market prices for the Company's securities. A decline in the market prices of securities of the Company could impair the Company's ability to raise additional capital through the sale of Common Shares. In addition, if additional Common Shares or securities exercisable or convertible into Common Shares are sold or issued, such sales or issuances may substantially dilute the interests of the Company's shareholders.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavourable to the Company.

Commodity Prices

The profitability of the Company's operations, if established, will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

The Company's revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company's control.

Insurance and Uninsured Risks

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and

earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Discretion in the Use of Net Proceeds

The Company intends to use the net proceeds from this Offering as set forth under the heading "*Use of Proceeds*". The Company maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds in accordance with the Use of Proceeds and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Recent Incorporation

The Company was recently incorporated and therefore does not have a track record or operating history upon which investors may rely. The financial statements of the Company included in this prospectus are based upon the period from November 30, 2006 (date of incorporation) to August 31, 2007 and are not necessarily indicative of what the consolidated financial position, operating results and cash flows would have been had the Company been a separate, publicly-traded company during this period.

No History of Dividends

The Company has not paid a dividend on its Common Shares since incorporation. The Company intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

Income Tax Consequences

Income tax consequences of the purchase and sale of Common Shares will vary according to the particular circumstances of the purchaser. Investors should consult a tax advisor prior to investing in Common Shares.

No Trading History of the Common Shares

The Common Shares have no history of trading. There can be no assurance that an active and liquid trading market will develop for the Common Shares on any securities exchange upon which the Common Shares may be listed, the failure of which may have a material and adverse impact on the value of the Common Shares. The Offering price of the Common Shares has been determined by negotiations between the Company and the Underwriters and this price will not necessarily reflect the prevailing market price of the Common Shares following this Offering. If an active public market for the Common Shares does not develop, the liquidity of a shareholder's investment may be limited and the share price may decline below the Offering Price.

Price Volatility in Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is anticipated that any quoted market for the Common Shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of securities distributed hereunder will be affected by market volatility and the market price of the Common Shares may decline below the Offering Price. As a result of this volatility, investors may not be able to sell their Common Shares at or above the Offering Price.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could materially and adversely harm the Company and its financial position.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on our financial position, results of operations or the Company's property development.

Enforcement of Civil Liabilities

Substantially all of the assets of the Company are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Subject to the qualifications and assumptions contained herein, in the opinion of Lawson Lundell LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares by a purchaser who acquires Common Shares pursuant to this prospectus. This summary is applicable to a purchaser of Common Shares who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Underwriters and is not affiliated with the Company or the Underwriters, and holds the Common Shares as capital property (a "**Holder**"). Generally the Common Shares will be considered to be capital property to a purchaser provided that the purchaser does not hold such Common Shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Common Shares acquired by certain "financial institutions" (as defined in Section 142.2 of the Tax Act) will generally not be held as capital property by such holders and will be subject to special "mark-to-market" rules contained in the Tax Act. This summary does not take into account these special rules and holders to which these special rules may be relevant should consult their own tax advisors. This summary does not apply to a Holder to which the "functional currency" reporting rules in proposed section 261 of the Tax Act apply.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsels' understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") made publicly available prior to the date hereof. It also takes into account all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or

any provincial or foreign income tax legislation or considerations. There is no assurance that the proposed amendments will be enacted in the form proposed or at all.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular investor. Investors should consult their own tax advisors for advice with respect to tax consequences of an investment in the Offered Shares, based on their particular circumstances.

Shareholders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is resident or is deemed to be resident in Canada (a "**Resident Holder**"). Certain Resident Holders whose shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder who is an individual (other than by certain trusts) will be included in the individual's income and will generally be subject to the gross-up and the enhanced dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received by an individual (and certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

A Resident Holder that is a "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓ % refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A Resident Holder who disposes of or is deemed to dispose of Common Shares will generally realize a capital gain (or sustain a capital loss) to the extent that the Resident Holder's proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Resident Holder. If the Resident Holder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Generally, one-half of any capital gain realized by a Resident Holder in a taxation year will be included in computing the Resident Holder's income for such year (a "**taxable capital gain**"), and one-half of any capital loss realized by a Resident Holder in a taxation year (an "**allowable capital loss**") may be deducted from the Resident Holder's taxable capital gains realized in that year in accordance with the rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back three years or carried forward and deducted in a subsequent year against taxable capital gains realized in such years in accordance with the rules in the Tax Act. Capital gains realized by an individual (and certain trusts) will be relevant in computing possible liability for the alternative minimum tax.

Corporations that are "Canadian-controlled private corporations" as defined in the Tax Act may be subject to an additional refundable 6⅔% tax on their "aggregate investment income" (which is defined in the Tax Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Shareholders Not Resident in Canada

The following discussion applies to a Holder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, does not and is not deemed to use or hold the Common Shares in carrying on a business in Canada, and does not hold Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (a "**Non-resident Holder**"). In

addition, this discussion does not apply to an insurer who carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Dividends

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-resident Holder will be subject to a Canadian non-resident withholding tax at a rate of 25%. Such non-resident withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-resident Holder is a resident.

Disposition of Common Shares

A Non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-resident Holder on a disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act, which currently includes the TSX-V (or, under proposed amendments in the Tax Act, a "designated stock exchange", which is proposed to include the TSX-V), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-resident Holder, persons with whom the Non-resident Holder did not deal at arm's length, or the Non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital of the Company. A Non-resident Holder will not be required to obtain a certificate from the Canadian tax authorities pursuant to the provisions of Section 116 of the Tax Act in connection with a disposition of Common Shares if the Common Shares are listed on a prescribed stock exchange (or, under proposed amendments to the Tax Act, a "recognized stock exchange", which is proposed to include the TSX-V) for the purposes of the Tax Act at the time of their disposition.

PROMOTERS

Clive Johnson, Roger Richer, Mark Corra, Tom Garagan and Dennis Stansbury may all be considered promoters of the Company based on their instrumental roles in founding and forming the Company. See "*Directors and Officers*" above for the number and percentage of each class of securities of the Company beneficially owned, directly or indirectly, or over which control is exercised by each of Messrs. Johnson, Richer, Corra, Garagan and Stansbury. Other than as described in this prospectus under the heading "*Executive Compensation*", no promoter of the Company has received or will receive anything of value, including money, property, contracts, options or rights of any kind from the Company in respect of acting as a promoter of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of the issued shares of the Company, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which the Company has participated prior to the date of this prospectus, or in any proposed transaction, which has materially affected or will materially affect the Company.

LEGAL PROCEEDINGS

There are no material legal proceedings involving the Company or its interest in properties as at the date of this prospectus and the Company knows of no such proceedings currently contemplated.

LEGAL MATTERS

Certain legal matters relating to the Offering have been passed upon on behalf of the Company by Lawson Lundell LLP and on behalf of the Underwriters by Stikeman Elliot LLP. Neither Lawson Lundell LLP nor Stikeman Elliot LLP, or any employee or partner thereof, as applicable, has a direct or indirect interest in the Company's property or of any associate or affiliate of the Company. As at the date hereof, neither of the aforementioned partnerships, nor any employee or partner thereof, beneficially own, directly or indirectly, in the aggregate, own more than one percent of the outstanding securities of the Company.

EXPERTS

Information of a scientific or technical nature regarding the Company's properties is summarized in this prospectus based upon the following technical reports (the "**Technical Reports**"):

(a) Summary Report on the Gramalote Property dated October 22, 2007 prepared by John Gorham, P. Geol, a principal of Dahrouge Geological Consulting Ltd. and a "Qualified Person" as such term is defined in NI 43-101.

(b) Summary Report on the Quebradona Property dated October 22, 2007 prepared by John Gorham, P. Geol and Jody Dahrouge, P. Geol, principals of Dahrouge Geological Consulting Ltd. and each a "Qualified Person" as such term is defined in NI 43-101.

(c) Summary Report on the Miraflores Property dated October 22, 2007 prepared by John Gorham, P. Geol, a principal of Dahrouge Geological Consulting Ltd. and a "Qualified Person" as such term is defined in NI 43-101.

(d) Technical Report on the Kupol East and Kupol West Licences Chukotka Autonomous Okrug, Russia dated November 21, 2007 (originally filed October 22, 2007) prepared by William J. Crowl, R.G., a principal of Gustavson Associates, LLC and a "Qualified Person" as such term is defined in NI 43-101.

None of the aforementioned authors of the Technical Reports has a direct or indirect interest in any of the Company's property or the property of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in aggregate less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, having an address at 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The transfer agent and registrar for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts which the Company has entered into within the two year period preceding the date of this prospectus are as follows:

(a) Purchase Agreement dated December 21, 2006 between B2Gold, Kinross, White Ice Ventures Limited, and 6674321 Canada Inc.

(b) Colombia JV Agreement (including the amendments thereto) dated November 8, 2006 between Bema, AARI, AngloGold and Kedahda, and subsequently assigned by Bema to the Company, whereby AARI may earn a joint venture interest in the Colombian Properties subject to the Earning Requirements.

(c) Share Option and Pre-Emptive Right Agreement dated February 26, 2007 between 6674321 and B2Gold.

(d) Gramalote Purchase Agreement dated October 26, 2007 between Grupo Nus and the Company, which set forth the terms and conditions governing the sale by Grupo Nus to the Company of the shares of Gramalote BVI held by Grupo Nus.

(e) Agency agreement dated October 24, 2007 between the Company, Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. (the "**Agents**") pursuant to which the Agents offered for sale 15,000,000 Common Shares of the Company at a price of C$1.00 per share for aggregate gross proceeds of C$15,000,000.

(f) Underwriting agreement dated November 28, 2007 between the Company and the Underwriters, pursuant to which the Underwriters have agreed to purchase 40,000,000 Common Shares of the Company at a price of C$2.50 per share for aggregate gross proceeds of C$100,000,000.

Copies of the above material contracts will be available under the Company's profile on the SEDAR website and will be available for inspection at the offices of the Company's solicitors, Lawson Lundell LLP, during normal business hours during the distribution of the Offered Shares and for a period of 30 days thereafter, located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, Canada.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of technical terms and abbreviations that appear in the prospectus.

adularia	a colorless, moderate- to low-temperature variety of orthoclase feldspar typically with a relatively high barium content.
Ag	the chemical symbol for silver.
amygduales	gas cavity or vesicle, in an igneous rock, that is filled with secondary minerals such as calcite, quartz, or chalcedony.
anastomosing	pertaining to a network of branching and rejoining fault or vein surfaces or surface traces.
andesite	dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g., biotite, hornblende, pyroxene), with a groundmass composed generally of the same minerals as the phenocrysts.
aplite	light-colored igneous rock characterized by a fine-grained saccharoidal (i.e., aplitic) texture.
aplogranite	light-colored rock of granitic texture consisting essentially of alkali feldspar and quartz, with subordinate biotite.
assay	an analysis to determine the presence, absence and quantity of one or more elements.
Au	the chemical symbol for gold.
A-veining	early, higher temperature potassic alteration event related quartz veining.
basalt	dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (i.e. as dikes), composed chiefly of calcic plagioclase and clinopyroxene.
belt	a group of related rocks that define a specific regional domain generally continuous over many kilometers.
breccia	coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.
chalcedony	fine-grained or cryptocrystalline variety of quartz; commonly microscopically fibrous; translucent or semitransparent, with a nearly waxlike luster; has lower density and indices of refraction than ordinary quartz.
C-S plane	foliation (resulting from high pressure and temperature).
channel sampling	slight refinement of grab sampling in which the material to be sampled is spread out flat and channeled in one direction with a shovel, and the material for the sample is taken at regular intervals along the channel. The procedure is repeated with several other channels in different directions until a sample of the proper size has been secured.
chip sampling	the taking of small pieces of ore or coal, with a small pick, along a line or at random, across the width of a face exposure. The samples are usually taken daily and often confined to exploration. Reasonable care is taken to chip a weight of material that corresponds to the length of sample line.
clinopyroxene	a group name for a number of pyroxene minerals that have similar crystal forms.
colloform	pertaining to the rounded, globular texture of mineral formed by colloidal precipitation.
conglomerate	coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

core	a cylindrical rock sample produced by drilling with hollow tubes.
core drilling	the act of collecting subsurface rock samples by utilizing hollow tube drilling.
craton	a large, usually ancient and stable mass of the earth's crust.
cut-off	the grade above which material is considered significant and below which material is not considered significant and is excluded form resource and reserve estimates.
deposit	a mineralized body that has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.
diamond drill	a machine designed to rotate under pressure, using an annular diamond studded cutting tool to produce a more or less continuous sample of the material that is drilled.
dilution	non-ore material included by mining process and fed to mill.
disseminated sulphide	a sulphide deposit, in which the sulphide is non-contiguous and may range from less than 1% up to about 10% of the total rock. The sulphide occurs as individual crystals or small crystalline masses in the interstices of other non-sulphide minerals composing the rock.
epithermal	said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth's surface and in the temperature range of 50 to 200° C, occurring mainly as veins.
g	gram.
gabbro	a coarse-grained intrusive igneous rock composed of greenish-white feldspar and pyroxene.
geochemical	prospecting techniques which measure the content of specified metals in soils and rocks for the purpose of defining anomalies for further testing.
geophysical	prospecting techniques which measure the physical properties (magnetism, conductivity, density, etc.) of rocks and define anomalies for further testing.
gouge	the clay material along a fault or shear zone.
grab sampling	collection of specimens of ore more or less at random from a heap, scatter pile, or passing load. Used in connection with examination of the characteristic minerals in the deposit rather than for valuation.
grade	relative quantity or the percentage of mineral or metal content in a body of mineralized material.
granite	a common igneous coarse grained rock composed of various amounts of quartz and feldspar with minor accessory minerals.
granodioritic	intrusive igneous rock similar to granite, but contains more plagioclase than potassium feldspar. It usually contains abundant biotite mica and hornblende, giving it a darker appearance than true granite. Mica may be present in well-formed hexagonal crystals, and hornblende may appear as needle-like crystals.
halo	circular or crescentic distribution pattern about the source or origin of a mineral, ore, mineral association, or petrographic feature.
heap-leach	a process whereby metals are recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted acid solution which dissolves the metal content in the ore, collecting the metal-laden solutions and stripping the solution of metals.
holocrystalline	said of the texture of an igneous rock composed entirely of crystals, i.e., having no glassy part.
hydrothermal	any processes associated with igneous activity that involve heated or superheated water, and which often result in the deposition of economic minerals.
igneous rock	a rock formed by volcanic or magmatic processes.

intercalated.............................. to insert, interpose, or interpolate.

interstitial................................ being or relating to a crystalline compound in which usually small atoms or ions of a nonmetal occupy holes between the larger metal atoms or ions in the crystal lattice.

intrusive.................................. of or pertaining to intrusion - both the processes and the rock so formed.

Kg.. kilogram.

leaching................................. extraction of soluble metals or salts from an ore by means of slowly percolating solutions; e.g., the separation of gold by treatment with a cyanide solution.

lineament................................ a significant line of landscape that reveals the hidden architecture of the rock basement. Lineaments are character lines of the Earth's physiognomy.

m.. metre.

M-veining............................... magnetite (iron mineral) veining.

Ma.. million years.

magmatic................................ of or related to magma, which is a subterranean molten rock, capable of being extruded at the surface as lava or intruded into rocks in the earth's crust.

massive sulphide..................... a sulphide deposit in which the sulphide is contiguous and usually forms more than 80% of the rock mass which may contain non-sulphidic rock inclusions.

metallurgical........................... the physical properties of metals as affected by composition, mechanical working and heat treatment.

metallogeny............................ study of the genesis of mineral deposits, with emphasis on its relationship in space and time to regional petrographic and tectonic features of the Earth's crust.

migmatite................................ a rock at the frontier between igneous and metamorphic rocks. They are composed of a leucosome, new material crystallized from incipient melting, and a mesosome, old material that resisted melting.

millerite.................................. a gold sulfide mineral, NiS. It is brassy in colour and has an acicular habit, often forming radiating masses and furry aggregates.

mineral reserve....................... the economically mineable part of a measured or indicated mineral resource demonstrated by, at minimum, a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowance for losses that may occur when the material is mined.

mineral resource..................... a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization......................... a natural aggregate of one or more minerals, which as not been delineated to the extent that sufficient average grade or dimensions can be reasonably estimated or called a "deposit" or "ore". Further exploration or development expenditures may or may not be warranted by such an occurrence depending on the circumstances.

miocene.................................. an epoch of the later Tertiary period.

Mt... million tonnes.

oligocene................................ an epoch of the early Tertiary Period.

olivine.................................... an olive-green magnesium iron silicate mineral common in mafic and ultramafic rocks.

orthopyroxenite...................... an ultramafic igneous rock consisting essentially of minerals of the pyroxene group rich in iron and magnesium including hypersthene and enstatite.

pelagic sediment	deposit found in deep water far from shore and may be predominantly either organic or inorganic in origin. Such deposits are light colored, reddish or brown, fine grained, and generally contain some skeletal remains of plankton organisms.
pentlandite	a common gold sulphide mineral.
peridotite	general term for intrusive ultramafic igneous rocks consisting of olivine and lacking feldspar.
PGE	platinum group element.
Phenocrysts	large crystals or mineral grains floating in the matrix or groundmass of a porphyry.
phyllic alteration	hydrothermal alteration typically resulting from removal of sodium, calcium, and magnesium from calc-alkalic rocks, with pervasive replacement of silicates, muting the original rock texture. It is a common style of alteration in porphyry base-metal systems around a central zone of potassic alteration.
plagioclase	any of a common rock-forming series of triclinic feldspar minerals, consisting of mixtures of sodium and calcium aluminum silicates.
pluton	a body of igneous rock formed beneath the surface of the earth by consolidation of magma.
Porphyry	intrusions of granite-like igneous rock which contain varying amounts and ratios of copper, gold, and molybdenum.
pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
ppm	parts per million.
pyroclastic	produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
pyroxene	a group of chiefly magnesium-iron minerals including diopside, hexenbergite, augite pigeonite, and many other rock-forming minerals.
pyroxenite	an ultramafic igneous rock consisting essentially of minerals of the pyroxene group, such as augite and diopside, hypersthene, bronzite or enstatite.
quartz	the mineral SiO_2, a common rock-forming mineral.
rhyolite	a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.
saprolite	the residue of loose mineral material left behind, in place, as a result of the weathering of solid rock and the removal of some of the weathered, particularly to soluble, material.
scout-style hole	a borehole penetrating only the uppermost part of an orebody with the intention of delineating its surface configuration. Also, a shallow hole drilled to scout for an indication of ore or to explore an area in a preliminary manner.
serpentine	a group of minerals the composition of which includes magnesium, iron, hydroxide and silicate.
serpentinite	a rock comprised of one or more serpentine minerals. Minerals in this group are formed by serpentinization, a hydration and metamorphic transformation of ultramafic rock from the Earth's mantle.
serpentinized	a product of hydrated olivine.

shearing .... deformation of rocks by cumulative small lateral movements along innumerable parallel planes, generally resulting from pressure, and producing schistosity, cleavage, minute application, and other metamorphic structures.

sphalerite .... major ore of Zinc.

stockwork .... mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

sulphides .... minerals that are compounds of sulphur together with another element (such as iron, copper, lead and zinc).

supergene .... a type of copper deposit found near the surface in which oxidation produces acidic solutions that leach metals, carry them downward, and re-precipitate them, thus enriching the mineralization already present. These supergene deposits can be very large and are also, by definition, higher grade than most unweathered porphyry systems, having been derived through enrichment of such systems. Supergene enrichment has been important in upgrading porphyry copper deposits to the status of ore.

tailings .... finely ground material remaining from ore when metal is removed.

telluride .... a mineral that is a compound of a metal and tellurium, such as hessite.

terrane .... group of strata, a zone, or a series of rocks; used in the description of rocks in a general, provisional, or noncommittal sense.

tholeiitic .... a type of basalt.

t .... metric tonne.

trenching .... a process used to investigate soil or geochemical anomalies by the excavation of narrow trenches across anomalous zones to observe geological structures and to allow sampling.

tuff .... a general term for all consolidated pyroclastic rocks.

ultramafic .... igneous rocks consisting essentially of ferro-magnesian minerals with trace quartz and feldspar.

veinlets .... a tabular deposit of minerals occupying a fracture, in which particles may grow away from the walls towards the middle.

vugs .... small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

AUDITOR'S CONSENT

To the Board of Directors of the Company

We have read the prospectus of B2Gold Corp. (the "**Company**") dated November 28, 2007 relating to the issue and sale of Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at August 31, 2007 and the consolidated statements of operations and deficit and cash flows for the period from November 30, 2006 (date of incorporation) to August 31, 2007. Our report is dated October 25, 2007 (except as to note 13, which is as of November 28, 2007).

Vancouver, BC
November 28, 2007

(signed) PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Directors of B2Gold Corp.

We have audited the consolidated balance sheet of **B2Gold Corp.** as at August 31, 2007 and the consolidated statements of operations and deficit and cash flows for the period from November 30, 2006 (date of incorporation) to August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and the results of its operations and its cash flows for the period from November 30, 2006 (date of incorporation) to August 31, 2007 in accordance with accounting principles generally accepted in Canada.

signed (PricewaterhouseCoopers LLP)

Chartered Accountants
Vancouver, B.C.

October 25, 2007 (except as to note 13, which is as of November 28, 2007)

B2GOLD CORP.

CONSOLIDATED BALANCE SHEET
AS AT AUGUST 31, 2007
(in United States dollars)

Assets	
Current	
Cash and cash equivalents	$ 1,053,251
Accounts receivable	438,132
Note receivable from Puma *(Note 3)*	2,022,071
Derivative instrument ("Puma Option") *(Notes 2 and 3)*	2,967,650
Prepaids	64,392
	6,545,496
Resource property interests *(Note 4 and Schedule)*	7,620,140
Future income tax assets *(Note 10)*	153,051
Other assets *(Note 5)*	684,410
	$ 15,003,097
Liabilities	
Current	
Accounts payable and accrued liabilities	$ 1,098,134
Related party loans *(Note 9)*	580,807
Future income tax liabilities *(Note 10)*	224,922
Notes payable to 6674321 Canada Inc. *(Notes 3 and 6)*	4,775,384
	6,679,247
Notes payable to 6674321 Canada Inc. *(Notes 3 and 6)*	2,322,328
Future income tax liabilities *(Note 10)*	392,107
	9,393,682
Shareholders' Equity	
Capital stock *(Note 7)*	
Authorized	
- unlimited number of common shares, without par value	
- unlimited number of preferred shares, without par value	
Issued	
- 47,322,500 common shares	841,537
Subscriptions received *(Note 13)*	8,683,317
Deficit	(3,915,439)
	5,609,415
	$ 15,003,097

Nature of operations and going concern *(Note 1)*
Commitments *(Notes 3 and 4)*
Subsequent events *(Notes 4 and 13)*

Approved by the Board _______________ Director _______________ Director

(See accompanying notes to consolidated financial statements)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD FROM INCEPTION (NOVEMBER 30, 2006) TO AUGUST 31, 2007
(in United States dollars, except shares)

Expenses	
Salaries and benefits	$ 798,522
Travel, meals and entertainment	327,632
Rent and utilities	238,918
Office and general	247,691
Consulting fees	165,112
Audit fees	65,329
Amortization	33,350
Loss before the undernoted expenses (income)	1,876,554
Write-off of resource property interests *(Note 4)*	2,239,825
Interest on notes payable to 6674321 Canada Inc.	240,019
Unrealized loss on derivative instrument ("Puma Option") *(Note 2)*	132,431
Interest income	(131,827)
Management fees *(Note 9)*	(40,369)
Foreign exchange gain	(16,492)
Loss before income taxes	4,300,141
Current income tax	20,472
Future income tax recovery	(405,174)
Loss and comprehensive loss for the period/ Deficit, end of period	$ 3,915,439
Basic and diluted loss per common share	$ 0.40
Weighted average number of common shares outstanding	9,675,389

(See accompanying notes to consolidated financial statements)

B2GOLD CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 30, 2006) TO AUGUST 31, 2007
(In United States dollars)

Operating activities	
Loss for the period	$ (3,915,439)
Non-cash charges (credits)	
Write-off of resource property interests	2,239,825
Future income tax recovery	(405,174)
Interest on notes payable to 6674321 Canada Inc. *(Note 6)*	240,019
Unrealized loss on derivative instrument ("Puma Option")	132,431
Interest income on note receivable from Puma	(118,393)
Amortization *(Note 5)*	33,350
Changes in non-cash working capital	
Accounts receivable and prepaids	(502,524)
Accounts payable and accrued liabilities	480,404
	(1,815,501)
Financing activities	
Common shares issued for cash, net of issue costs	795,254
Subscriptions received	8,683,317
Related party loans	580,807
Other	(20,453)
	10,038,925
Investing activities	
Gramalote property interest	(3,508,531)
Colombia properties interest, exploration	(2,756,048)
Kupol East West licenses, exploration	(809,080)
Office furniture and equipment	(160,515)
Colombia Joint Venture Arrangement, cash acquired *(Note 3)*	282,000
Colombia land purchases *(Note 5)*	(116,571)
Other	(101,428)
	(7,170,173)
Increase in cash and cash equivalents	1,053,251
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 1,053,251

Supplementary cash flow information ***(Note 8)***

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(In United States dollars unless otherwise stated)

1 Nature of operations and going concern

B2Gold Corp. ("B2Gold") is a private company incorporated under the Business Corporations Act (British Columbia) on November 30, 2006. B2Gold was formed by certain former executives of Bema Gold Corporation. B2Gold and its subsidiary companies (collectively the "Company") is a mineral exploration Company that acquires and explores mineral properties, primarily for gold, in Colombia and Russia. All of the Company's interests relate to mineral properties that are currently at an early stage of exploration, including its Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia.

As at August 31, 2007, the Company has no source of operating cash flows and has not yet achieved profitable operations, has accumulated losses since its inception, and expects to incur further losses in the development of its business. In the event that additional financing is not obtained, there is substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern and such adjustments could be material.

The Company is in the process of advancing the development of its interests in mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for interests in mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to fulfill its earn-in requirements, to complete the development, and upon future profitable production or proceeds from disposition of its interests in the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

2 Summary of significant accounting policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States dollar is the Company's functional currency; accordingly, these consolidated financial statements are expressed in United States dollars.

Principles of consolidation
These consolidated financial statements include the accounts of B2Gold and its wholly-owned subsidiaries Andean Avasca Resources Inc. ("AARI"), Colombian Ventures Ltd., Avasca Ventures Ltd., and BKWE Ventures Limited. Intercompany balances and transactions are eliminated on consolidation.

The Company follows the recommendations in Accounting Guideline 15, "Consolidation of Variable Interest Entities ("VIE")" which establishes the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The guideline requires the primary beneficiary of a VIE to consolidate the VIE. A VIE is an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or

where the holders of the equity at risk lack the characteristics of a controlling financial interest. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company has determined that the trust arrangement identified in Note 13 is a VIE.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents includes cash and money market instruments expected to be capable of prompt liquidation which have an original maturity of three months or less at acquisition.

Resource property interests
Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

Property evaluations
The Company reviews and evaluates the carrying value of resource property interests when events and circumstances suggest impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, resources and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property interest carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation
The Company's foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

- Monetary items are translated at the rates prevailing at the balance sheet date;
- Non-monetary items are translated at historical rates;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from Inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

- Revenues and expenses are translated at the average rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates; and
- Exchange gains and losses on foreign currency translation are included in operations for the period.

Future income taxes
The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time are measured by applying an effective interest method and recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

As at August 31, 2007, the Company did not have any asset retirement obligations. The Company completes reclamation of its drill sites and related disturbed areas on its Colombian properties on an ongoing basis.

Loss per share
Basic per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted per share amounts are calculated using the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the period exceeds the exercise price of the options or warrants. When the Company has incurred a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Share issuance costs
Costs related to shares not yet issued are recorded as deferred financing costs. These costs are deferred until the issuance of the shares to which the costs relate, at which time the costs are charged against the related capital stock or charged to operations if the shares are not issued.

Stock-based compensation
Compensation expense for stock options granted are determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options (and recorded as a charge to operations or capitalized to resource properties). In

the determination of fair values, the Company uses the Black-Scholes option pricing model. Fair values are determined at the time of grant.

Financial Instruments
Effective November 30, 2006, the Company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants.

- *Financial Instruments – Recognition and Measurement (Section 3855)*
  This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income. All financial assets and liabilities are recognized when the entity becomes a party to the contract.

  All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

  - Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  - Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  - Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

  - All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

  In accordance with this new standard, the Company has classified its financial instruments as follows:

  - Note receivable from Consolidated Puma Minerals Corp. ("Puma")*(Note 3)* is a "receivable", initially valued at fair value and subsequently measured at amortized cost.

  - Puma Option *(Note 3)*, is a derivative instrument (as the value of the option changes with the underlying market price of Puma common shares) and as such is classified as held-for-trading. Derivatives are recorded on the balance sheet at fair value with mark-to-market adjustments included in net income/ loss.

  - Notes payable to 6674321 Canada Inc. *(Note 3)* have been designated as "an other financial liability", initially valued at fair value and subsequently measured at amortized cost.

- *Comprehensive Income (Section 1530)*
  Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is appropriate to recognize them in net earnings/ loss. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

- *Hedging (Section 3865)*
  This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

3 B2Gold/ Kinross transaction

On November 6, 2006, Bema Gold Corporation ("Bema") and Kinross Gold Corporation ("Kinross") announced that their Boards of Directors had unanimously approved Kinross' acquisition of Bema. The acquisition of Bema by Kinross was completed on February 27, 2007 by way of a shareholder-approved plan of arrangement (the "Arrangement"). In connection with, the completion of the Arrangement transaction between Bema and Kinross in February 2007, the Company acquired certain assets ("Non-Russian Assets") pursuant to a purchase and sale agreement (the "Purchase Agreement") among Kinross, White Ice Ventures Limited (a wholly-owned Bema subsidiary), 6674321 Canada Inc. (a wholly-owned Bema subsidiary) and the Company. The consideration paid for the Non-Russian Assets was $7.5 million, financed primarily by the issuance of three promissory notes totalling $7,453,717 to 6674321 Canada Inc. and also by the issuance of 2,722,500 shares of B2Gold common stock at a price of Cdn.$0.02 per share.

Pursuant to the terms of the Purchase Agreement, on February 26, 2007 (the closing of the Non-Russian transaction) the Company acquired the following Non-Russian Assets:

- *Colombia Joint Venture Arrangement*
  All of Bema's interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited ("AGA") *(Note 4)*.

- *Puma Option*
  An option ("Puma Option") to purchase all or any part of the 17,935,310 common shares in the capital of Puma held by 6674321 Canada Inc. at any time up to February 27, 2008 at a price equal to the 30 day volume-weighted average price of Puma common shares on the TSX Venture Exchange at the time of exercise, less 10%.

- *Note receivable from Puma*
  All of the indebtedness totalling $1,887,867 ("Puma Note") owed by Puma to 6674321 Canada Inc. as at February 26, 2007. The Puma Note is unsecured, denominated in United States dollars, bears interest at the prime lending rate plus 2% and is payable to the Company on demand after February 26, 2008.

- *Leasehold assets and Colombia land*
  Certain leasehold improvements, furniture and equipment owned by 6674321 Canada Inc.

  On February 26, 2007, 6674321 Canada Inc. assigned to the Company all of its rights pursuant to the lease of Bema's head office premises. In addition, the Company, as tenant,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from Inception (November 30, 2006) to August 31, 2007
(In United States dollars unless otherwise stated)

and a subsidiary of Kinross, as subtenant, entered into a sublease for a portion of the premises presently constituting the Company's head office.

Colombia land, located mainly on the La Mina property *(Note 4)*, held for the purpose of securing access to the property for drilling.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of the Non-Russian Assets acquired as follows:

	$
Purchase price:	
Promissory notes issued, principal amount *(Note 6)*	7,453,717
Less imputed interest, as at February 26, 2007	(596,024)
	6,857,693
2,722,500 common shares of B2Gold	46,283
Transaction costs	93,304
Total purchase price	6,997,280
Fair value of assets/ (liabilities) acquired:	
Derivative instrument ("Puma Option")	3,100,081
Puma note receivable	1,903,678
Colombia Joint Venture Arrangement (including cash of $282,000)	2,063,162
Leasehold assets and Colombia land	412,097
Future income tax liabilities	(481,738)
Total fair value of assets acquired	6,997,280

The Purchase Agreement also provided for the acquisition of 50% of Bema's 75% interest in a joint venture (37.5% overall interest) that will have an indirect interest in the Kupol East and West Licenses *(Note 4)*. Closing is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the Kupol East and West licenses to a Russian subsidiary of Chukotka Mining and Geological Company ("CMGC") (75% owned by Bema and 25% owned by the Government of Chukotka). The Company and Kinross are currently in negotiations with a company controlled by agencies of the Government of Chukotka ("CUE") to reach agreement on the amount of CUE's ownership interest and other aspects of the anticipated joint venture.

The Purchase Agreement also included an option granted by the Company to 6674321 Canada Inc., that in the event of an initial public offering by the Company, 6674321 Canada Inc. will have the right to purchase the number of common shares at the initial public offering price such that 6674321 Canada Inc. and its affiliates would own up to 19.9% of the total issued and outstanding B2Gold common shares. In addition, the Company granted to 6674321 Canada Inc. a pre-emptive right to maintain a 9.9% equity interest in B2Gold until February 27, 2008 (at the same price at which such shares are issued to third party purchasers).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

4 Resource property interests

Colombia Joint Venture Arrangement
On November 8, 2006, AGA, Sociedad Kedadha S.A. ("Kedadha") (a subsidiary of AGA), Bema and Andean Avasca Resources Inc. ("AARI") (a wholly-owned subsidiary of Bema) entered into a Relationship, Farm-out and Joint Venture Agreement (the "JVA") to jointly explore mineral opportunities in Colombia (the Area of Mutual Interest). On February 26, 2007, pursuant to the Purchase Agreement, the Company acquired all of the shares of AARI, and all the rights, interests and obligations of Bema under the JVA were assigned to and assumed by the Company *(Note 3)*.

Pursuant to the JVA (dated November 8, 2006 and as amended September 28, 2007), AARI may earn a joint venture interest in certain properties located in northern and southern Colombia by performing exploration work, including drilling, on the following properties (individually, a "Property" and collectively, the "Properties"): Quebradona (effective March 6, 2006), La Mina (effective March 6, 2006), San Martin de Loba (effective March 6, 2006), San Carlos (effective March 6, 2006), Miraflores (effective April 24, 2007), Narino (effective July 1, 2007) and San Luis (effective September 1, 2007). The Company may earn an interest in one or more of these Properties by advancing the Property to the drilling stage and completing a minimum of 3,000 meters of drilling within two years of the effective date, or as such date may be extended. Upon completing these requirements (the "Earning Requirements") in respect of a Property, the JVA provides that the Company and AGA will form a joint venture in respect of the Property, whereby the Company and AGA will be entitled to 51% and 49% interests in the Property, respectively, subject to the following options of AGA.

Once AARI has completed its Earning Requirement, AGA will have the following options for each Property project:

(i) contribute to project expenditures based on a 51% interest and manage the project;
(ii) fund all project expenditures including the Company's share to the completion of a feasibility study;
(iii) contribute to project expenditure based on its 49% interest in the Property; or
(iv) not contribute to project expenditure.

If AGA elects either option (i) or (ii), it will be the joint venture manager for the project. Furthermore, its interest will be adjusted such that under option (i) AGA will be entitled to a 51% interest and under option (ii) it will be entitled to a 65% interest in the Property. If AGA elects either option (iii) or (iv), the Company will be the joint venture manager of the project and maintain its 51% interest or, if AGA elects not to contribute, acquire additional interests. Subject to a sole funding election by AGA or an election by either party not to contribute (with a corresponding reduction of its interests), the JVA provides that each of the parties must make contributions to meet project expenditures based on their respective interests in the joint venture for each Property.

The JVA also provides for certain potential rights between the parties to acquire additional interests in other third-party or AGA properties within the Area of Mutual Interest. AGA has agreed (upon AARI satisfying its Earning Requirement in respect of a Property) to offer the Company its interest or rights to an interest in other joint ventures, if it elects not to pursue such projects and to offer a 51% interest in AGA projects in which it has expended at least $1 million and has discontinued exploration. The Company can earn a 51% interest by spending an amount at least equal to the greater of previous AGA expenditures on the project or $1 million within two years of the offer date. The Company is required to advise Kedahda of mining opportunities within the Area of Mutual Interest and Kedahda will have the first opportunity to acquire a 75% interest in such opportunities.

(in United States dollars unless otherwise stated)

The JVA contemplates that the Company will cause AARI to be listed on a recognized stock exchange by November 8, 2008 (within two years of the execution of the JVA or during such longer period as the parties may mutually agree). Under the JVA, the Company granted to AGA the option to receive not less than 20% of AARI's equity securities (and carrying not less than 20% of the votes for the election of directors, calculated on a fully diluted basis immediately following the listing of AARI on a prescribed stock exchange on the listing date), together with one half common share purchase warrant for each common share offered to AGA (with each such common share purchase warrant exercisable within three years of the listing date at a price 33% above the initial public offer price) following the listing of AARI on a recognized stock exchange (for no additional consideration other than in consideration of the properties that AGA is providing under the JVA).

During the current period, the Company elected not to continue with the San Martin de Loba and San Carlos properties and as a result wrote-off related acquisition and exploration costs totalling $1,244,993 and $994,832, respectively.

The Company is also responsible for making the following cash payments to the underlying ("original") property vendors with respect to the Miraflores, La Mina, and San Luis properties (these payments are at the Company's discretion and are based upon available financial resources and the exploration merits of the properties which are evaluated on a periodic basis):

- Miraflores: (i) 420,000,000 pesos ($197,400) on October 25, 2007, (ii) 480,000,000 pesos ($225,600) on April 25, 2008, (iii) 520,000,000 pesos ($244,400) on October 25, 2008, (iv) 600,000,000 pesos ($282,000) on April 25, 2009, (v) 820,000,000 pesos ($385,400) on October 25, 2009 and (vi) 3,570,000,000 pesos ($1,762,500) on April 25, 2010.

- La Mina: (i) $50,000 on November 20, 2007, (ii) $50,000 on May 20, 2008 and (iii) $1 million thirty days after a pre-feasibility study.

- San Luis: (i) $75,000 on June 6, 2008, (ii) $150,000 on June 6, 2009, (iii) $200,000 on June 6, 2010, (iv) $350,000 on June 6, 2011, (v) $1,625,000 on June 6, 2013.

At August 31, 2007, the Company had not completed the Earning Requirements on any of the Properties described above and consequently had no joint ventures with AGA.

Subsequent to August 31, 2007, the Company entered into a non-binding memorandum of understanding with AGA. If the definitive agreements contemplated by the memorandum of understanding are entered into, certain terms of the JVA will be amended *(Note 13)*.

(in United States dollars unless otherwise stated)

Kupol East and West Exploration Licenses (surrounding ground to the Kupol Mine)
The Kupol East and West Licenses are located in northeastern Russia, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Okrug. These Licenses surround the Kupol Mine which Bema has been developing since 2003. Title to the Kupol East and West Licenses was granted to CMGC on August 25, 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources. The Licenses were officially registered on October 24, 2006. Both Licenses have a term of 25 years. The Company has commenced exploration on the Kupol East and West projects in February 2007 from the date of registration of the Licenses.

The Company is currently negotiating a joint venture agreement (the "Kupol JV Agreement") relating to the exploration, development and mining of gold and silver in Chukotka Autonomous Region, covered by the East and West Kupol Licenses. Provided that final agreement is reached on the Kupol JV Agreement and certain conditions to closing are fulfilled, it is anticipated that the East and West Kupol Licenses will be held indirectly by a joint venture company ("Kupol JVCo"), the indirect shareholders of which will be a subsidiary of the Company as to 37.5%, Kinross as to 37.5% and a company controlled by CUE as to 25% (or its successor in interest). The Company and Kinross are currently in negotiations with CUE to reach agreement on the amount of CUE's ownership interest and other aspects of the Kupol JV Agreement.

The Company and Kinross have agreed in principle on the proposed terms of the Kupol JV Agreement. The key terms are expected to be as follows:

- the Company, as operator, is to subcontract with the company that holds the Kupol East and West licenses to carry out exploration under the licenses;

- the Company and Kinross (through subsidiaries) are to fund the exploration of the properties covered by the Kupol East and West licenses pro rata, with a commitment to fund, in aggregate, $20 million in the two year period from the date of the Kupol JV Agreement (the Company's share of the $20 million aggregate initial capital contribution is expected to be $10 million);

- following the initial two year period the Company, Kinross and CUE (through subsidiaries) are each to continue to fund future exploration relating to the Kupol East and West licenses pro rata to their respective interests in Kupol JVCo;

- the Company, Kinross and CUE (through subsidiaries) are to have mutual rights of first refusal with respect to their respective interests in Kupol JVCo; and

- the Company, Kinross and CUE (through subsidiaries) are to share, in accordance with their pro rata interests in Kupol JVCo, all exploration, development or mining opportunities within a 100 km radius of the Kupol mill site, exclusive of the approximately 17 square km of the license relating to the Kupol Mine.

Upon completion of the anticipated Kupol JV Agreement, the Company is to acquire its interest by paying $7.5 million (consisting of cash, debt and shares of the Company). The Company has reserved for issuance 2,722,500 common shares that are to be issued upon the completion of the acquisition of the Company's interest in the Kupol East and West Licenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

Gramalote property

The Gramalote property is located within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia.

On August 21, 2007, the Company entered into a Memorandum of Understanding ("MOU") with respect to the purchase by the Company of 25% of the issued and outstanding shares of Gramalote Limited ("Gramalote BVI") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "Grupo Nus"). Gramalote Limited holds a 100% interest in the Gramalote property.

Pursuant to the MOU, the Company may acquire a 25% ownership interest by:

- advancing $3.5 million in cash to Grupo Nus on August 21, 2007 *(paid)*;

  (In exchange, Grupo Nus has issued a $3.5 million promissory note ("Promissory Note") to the Company. The Promissory Note has a maturity date of August 20, 2008 and is collateralized by certain mining concessions and shares in the capital of Gramalote BVI owned by Grupo Nus. For accounting purposes, this cash advance/ Promissory Note has been treated as part of the Company's acquisition cost of the Gramalote property interest).

- paying $7.5 million to Grupo Nus upon the execution of a definitive agreement, which will consist of a cash payment of $4 million along with the cancellation of the $3.5 million Promissory Note owing by Grupo Nus to the Company;

- paying an additional $7.5 million on or before 180 days from the closing date;

- issuing share purchase warrants entitling Grupo Nus to purchase Cdn.$5 million worth of B2Gold common shares, if and when B2Gold completes its initial public offering, at a price equal to the public offering price, for a period of three years from the date of issue (subject to the approval by the prescribed stock exchange); and

- paying Grupo Nus $10.00 per ounce of gold for 25% of that number of ounces of gold, if any, in excess of 1 million proven and probable ounces of gold reserves within the Gramalote property ("Excess Ounces"). The reserves are to be recalculated, and additional payments if necessary are to be made, every two years.

On or about March 16, 2006, Grupo Nus and Compania Kedahda Ltd. ("Kedahda BVI"), a subsidiary of AGA, had entered into a Shareholders' Agreement with respect to Gramalote BVI. Under the Shareholders' Agreement, Kedahda BVI may obtain a 51% ownership interest in Gramalote BVI (upon fulfilling certain work commitments totalling $2.5 million and making two cash payments of $500,000 each to Grupo Nus). In addition, under the Gramalote Shareholders Agreement, Kedahda BVI may acquire an additional 24% ownership interest ("Additional Interest") by completing a feasibility study and paying Grupo Nus $15 million on or before July 17, 2010.

In the event that Kedahda BVI does not increase its ownership interest in Gramalote BVI from 51% to 75% prior to the earliest of (a) July 18, 2010 and the completion of a positive feasibility study on the Gramalote property, or (b) the waiver by Kedahda BVI of its rights to increase its ownership interest in Gramalote BVI before July 18, 2010 (the "Kedahda Option Exercise Date"), the Company will have the option to acquire the Additional Interest by paying to Grupo Nus $7.5 million within sixty days from the Kedahda Option Exercise Date (the "B2Gold Option Exercise Date"). The $7.5 million payment may be made either in cash or common shares of the Company, at the option of the Company (the

(in United States dollars unless otherwise stated)

"B2Gold Option"). In addition, if the Company acquires the Additional Interest, the Company will be required to pay $10.00 per ounce of gold for 49% of the Excess Ounces.

If the Company does not exercise the B2Gold Option, Grupo Nus shall elect, within sixty days from the B2Gold Option Exercise Date, either to assume the contributions and other obligations in respect of the Additional Interest, or to allow the Company to retain (at no charge to the Company) the Additional Interest and assume all contributions and other obligations associated therewith.

The MOU also specifies that in the event the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the Company will be required to pay to Grupo Nus the $15 million that would otherwise be payable by Kedahda BVI to Grupo Nus, less any amounts paid by the Company to Grupo Nus in connection with the acquisition of the Additional Interest by the Company. If the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the $15 million payment (less any such credits) is to be made on the first to occur of (a) July 18, 2010 or (b) the completion of a positive feasibility study on the Gramalote Property.

Subsequent to August 31, 2007, the Company entered into the Gramalote Purchase and Sale Agreement with Grupo Nus on substantially the same terms as the MOU. In connection with the first stage of closing under the agreement, the Company paid $7.5 million to Grupo Nus, consisting of a cash payment of $4 million and the satisfaction and cancellation of the $3.5 million owing by Grupo Nus to the Company under the Promissory Note.

Subsequent to August 31, 2007, the Company entered into a non-binding memorandum of understanding with AGA. If the definitive agreements contemplated by the memorandum of understanding are entered into, the Company would be entitled to a 51% share interest in Gramalote BVI *(Note 13)*.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

5 Other assets

	Cost $	Accumulated Depreciation $	Net Book Value $
Colombia land	442,032	-	442,032
Computer equipment/ software	160,515	(18,058)	142,457
Leasehold assets	86,636	(15,292)	71,344
Deferred share issue costs	20,453	-	20,453
Other	8,124	-	8,124
Closing balance, August 31, 2007	717,760	(33,350)	684,410

The Colombia land is being held by the Company in order to secure access to the La Mina property for drilling *(Note 4)*.

6 Notes payable to 6674321 Canada Inc.

On February 26, 2007, the Company issued three promissory notes to 6674321 Canada Inc. (a wholly-owned subsidiary of Bema) totalling $7,453,717, in order to finance the purchase of the Non-Russian Assets *(Note 3)*. These notes are unsecured, non-interest bearing, denominated in United States dollars and are payable as follows: $2,601,726 due on February 26, 2008, $2,601,725 due on February 26, 2009 and the remainder of $2,250,266 due on the earlier of (i) the date of an initial public offering by the Company and (ii) February 26, 2008.

For accounting purposes, these notes have been initially recorded at an estimated fair value of $6,857,693 and are subsequently being measured at amortized cost. The estimated fair value at inception was calculated based on the net present value using a discount rate estimated to represent the interest rate of comparable debt. Interest expense is being recognized on the notes by accreting the notes (using the effective interest rate method) to their face value of $7,453,717 over the term of the notes.

	$
Principal amount	7,453,717
Less imputed interest, as at August 31, 2007	(356,005)
	7,097,712
Less current portion	(4,775,384)
Long-term portion of notes payable, August 31, 2007	2,322,328

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007

(in United States dollars unless otherwise stated)

7 *Capital stock*

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at August 31, 2007, the Company had 47,322,500 common shares outstanding and no preferred shares outstanding.

	#	$
Common shares, issued during the period:		
For cash, net of issue costs	**44,600,000**	**795,254**
For Non-Russian Assets *(Note 3)*	**2,722,500**	**46,283**
Total issued common shares, August 31, 2007	**47,322,500**	**841,537**

On February 26, 2007, the Company completed a non-brokered private placement of 3,000,999 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$60,020 ($53,844). On July 25, 2007, the Company also completed a non-brokered private placement of 41,599,000 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$831,980 ($746,362). Share issue costs totalled $4,952. Both private placements were completed with certain directors, officers and employees of the Company and other investors. In addition, on November 30, 2006 (upon incorporation), 1 common share was issued at Cdn.$1.00 per share.

8 *Supplementary cash flow information*

Supplementary disclosure of cash flow information is provided in the table below:

	$
Non-cash investing and financing activities:	
Accounts payable and accrued liabilities relating to resource property expenditures	**617,730**
Common shares issued for Non-Russian Assets *(Note 3)*	**46,283**
Promissory notes issued for Non-Russian Assets *(Note 3)*	**6,857,693**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

9 Related party transactions

As part of the Arrangement between Bema and Kinross and pursuant to the Purchase Agreement *(Note 3)*, the Company entered into the following agreements with Puma, a company related by way of common directors:

- Management Services Agreement pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel to Puma in consideration for a monthly fee of Cdn.$5,000.

- Exploration management agreement, whereby Puma will reimburse the Company for services supplied in connection with Puma's exploration or development work programs.

During the current period, the Company also provided management, administrative and technical services, on a month-to-month basis, to Victoria Resource Corporation and Consolidated Westview Resource Corp., companies which were also previously managed by Bema. In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company had the following transactions and balances with these associated companies:

	$
Consolidated Statement of Operations	
Management fees (Income)	(40,369)
Expenses (reimbursed):	
Office and general	(67,720)
Salaries and benefits	(21,530)
Rent	(8,971)
	(138,590)
Consolidated Balance Sheet	
Accounts receivable	255,721

At August 31, 2007, the Company owed $580,807 in interest-free loans (unsecured with no fixed terms of repayment) to certain officers and shareholders of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007

(In United States dollars unless otherwise stated)

10 Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On acquisition of mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

The following sets forth the tax effect of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities:

	$
Future income tax assets	
Operating loss carry-forwards	456,194
Resource property interests	780,977
Other	232,263
Gross future income tax assets	1,469,434
Valuation allowance	
Colombia	(780,977)
Net future income tax assets	688,457
Future income tax liabilities	
Note receivable from Puma	(17,461)
Derivative instrument ("Puma Option")	(500,774)
Notes payable to 6674321 Canada Inc.	(242,092)
Resource property interests	(392,108)
	(1,152,435)
Net future income tax liability	(463,978)
The net future income tax liability is comprised of:	
Future income tax assets	153,051
Current portion of future income tax liabilities	(224,922)
Long-term portion of future income tax liabilities	(392,107)
Net future income tax liability	(463,978)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to August 31, 2007
(In United States dollars unless otherwise stated)

A reconciliation of income taxes at statutory rates is as follows:

	$
Loss before income taxes	(4,300,141)
Statutory rate	34.12%
Expected tax recovery	(1,467,208)
Tax effect of	
Impact of reduction of tax rates on future income taxes	66,736
Difference in tax rates in foreign jurisdictions	24,651
Foreign exchange	138,489
Change in valuation allowance	742,618
Non-taxable portion of capital gains	16,966
Other	93,046
	(384,702)
Income taxes (recovery) is comprised of:	
Current income tax expense	20,472
Future income tax recovery	(405,174)
	(384,702)

Non-capital loss carry-forwards for Canadian tax purposes of approximately $1.4 million expire in 2027 unless utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

11 Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and related party loans approximate their carrying values due to the short-term nature of these instruments.

The carrying value of the Puma Note Receivable *(Note 3)* approximates its fair value as this financial instrument bears interest at approximately a market rate of interest. The estimated fair value of the derivative instrument ("Puma Option") is equal to its carrying value. In addition, the carrying values of the Company's notes payable to 6674321 Canada Inc. are estimated to approximate fair value as at August 31, 2007.

12 Segmented information

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in Colombia and Russia as disclosed in Note 4.

13 Subsequent events

- ***Private placements***
  On September 20, 2007, the Company completed a non-brokered private placement of 25 million common shares at a price of Cdn.$0.40 per share for gross proceeds of Cdn.$10 million. The private placement was completed with certain directors, officers and employees of the Company and other investors. Kinross was a participant in this private placement and acquired approximately 2.5 million shares. As at August 31, 2007, the Company had received approximately Cdn.$9.4 million ($8.7 million) towards this private placement, which have been recorded as subscriptions received within shareholders' equity.

  On October 24, 2007, the Company completed a brokered private placement of 15 million common shares at a price of Cdn.$1.00 per share for gross proceeds of Cdn.$15 million. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with this private placement. The net proceeds will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

- ***Incentive shares issued (held in trust)***
  On June 29, 2007 the Company established the B2Gold Incentive Plan (the "Incentive Plan") for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares.

  On October 12, 2007, following the excercise of these options, an aggregate of 4,955,000 common shares were issued to the trustees of the Incentive Plan at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$99,100. These shares are currently held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company will recognize stock based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

(in United States dollars unless otherwise stated)

- ***Initial Public Offering***
  Pursuant to an agreement (the "Underwriting Agreement") dated November 28, 2007, between the Company and Genuity Capital Markets, Canaccord Capital Corporation, GMP Securities L.P., BMO Nesbitt Burns Inc., Orion Securities Inc. and Haywood Securities Inc. (collectively, the "Underwriters"), the Underwriters have severally agreed to purchase, in the portions set out in the Underwriting Agreement on the Closing Date or such later date as may be agreed between the Company and the Underwriters, but not later than December 23, 2007, an aggregate of 40,000,000 Offered Shares at a purchase price of Cdn.$2.50 per Offered Share, for an aggregate gross proceeds of Cdn.$100,000,000. The Company has agreed to pay the Underwriters a fee of Cdn.$0.15 per Offered Share purchased by the Underwriters, excluding 6,000,000 Offered Shares to be purchased by Kinross for which no commission is payable, for an aggregate commission of Cdn.$5,100,000.

  The Company has granted to the Underwriters an Over-Allotment Option, exercisable in whole or in part and from time to time for a period of 30 days following the Closing Date, to acquire up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price. If the Over-Allotment Option is fully exercised for Offered Shares, assuming no further participation by Kinross, the total Underwriters' fee will be Cdn.$6,000,000 and the total net proceeds to the Company will be Cdn.$109,000,000 (before deducting expenses of the Offering).

  The Company has applied to list the Offered Shares on the TSX Venture Exchange. Listing of the Offered Shares will be subject to the Company fulfilling all of the listing requirements of the TSX Venture Exchange.

- ***November 26, 2007 non-binding Memorandum of Understanding***
  On November 26, 2007, the Company entered into a non-binding memorandum of understanding ("non-binding MOU") with AGA to terminate AGA's rights to acquire 20% of the voting securities of AARI and to terminate the Company's obligations with respect to the listing of AARI's shares. The non-binding MOU sets out an agreement-in-principle between the Company and AGA on several proposed transactions and agreements that would alter the existing relationships between the parties. The non-binding MOU contemplates the parties entering into definitive agreements to effect the following transactions:

  - in consideration of the termination of AGA's rights in respect of AARI securities and in consideration of the transfer of other interests of AGA and its subsidiaries in certain mineral prospects in Colombia, the Company would agree to either pay $66,000,000 to AGA or, at the Company's election, issue to AGA 19,900,000 common shares and 9,950,000 warrants to purchase common shares of the Company. The warrants would be exercisable for a three year term at a price equal to 133 $^{1/3}$% of the Offering Price.

  - AGA would agree to transfer to the Company all of its rights and interests in the Miraflores property so that the Company will own a 100% interest in this property.

  - AGA would agree to transfer a 2% interest in the Gramalote property to the Company and will assign all other rights, including its right to acquire an additional 24% interest, in the Gramalote property so that the Company will be entitled to a 51% share interest in Gramalote BVI and Kedahda BVI will own a 49% interest.

  - Kedahda BVI would agree to complete its payments to Grupo Nus to earn the 51% interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from Inception (November 30, 2006) to August 31, 2007

(in United States dollars unless otherwise stated)

- the Company would take over management of exploration of the Gramalote property and will be responsible for expenditures to complete a feasibility study of the project. AGA will also agree to transfer its interest in certain properties adjacent to the Gramalote property where mineralization is indicated to continue from the Gramalote property.

- the Company would agree to increase the extent of drilling required for it to earn in its interests in properties under the Colombia JVA from 3,000 metres to 5,000 metres.

- new joint venture agreements would be entered into between the Company and AGA in respect of the Gramalote property to replace the association contract and related agreements.

- AGA would be granted rights to qualify a resale of its securities by prospectus and a pre-emptive right to subscribe for securities issued by the Company on the same basis as such issues are made, other than issues made to acquire properties or under employee incentive plans, in order to maintain its percentage ownership of shares of the Company (in the event that AGA receives common shares of the Company pursuant to the non-binding MOU). This right will continue for the lesser of a period of three years or until AGA owns less than 10% of the outstanding shares of the Company.

If the Company proceeds with the transactions and agreements contemplated in the non-binding MOU with AGA, Kedahda BVI will not elect to increase its ownership to 75% and the Company will acquire a 51% interest in Gramalote BVI (consisting of the 25% interest currently held, the 24% Additional Interest, and the 2% interest to be acquired from Kedahda BVI).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to August 31, 2007
(In United States dollars unless otherwise stated)

RESOURCE PROPERTY INTERESTS SCHEDULE
For the period from inception (November 30, 2006) to August 31, 2007
(In United States dollars)

	Colombia properties (under JVA agreement)								
	Quebradona	Miraflores	La Mina	Narino	San Martin De Loba	San Carlos	Kupol East/ West	Gramalote	Total
	$	$	$	$	$	$	$	$	$
Exploration expenditures incurred during the period:									
Acquisition costs	296,861	296,861	296,861	296,861	296,861	296,861	-	3,508,531	5,289,697
Administration	70,003	91,346	22,194	8,053	235,414	98,054	154,557	-	679,621
Claim maintenance & underlying option payments	-	-	74,596	-	51,259	93,924	-	-	219,779
Consulting	55,812	31,678	-	5,744	18,336	26,975	21,692	-	160,237
Drilling	-	262,348	-	-	409,053	137,652	643,281	-	1,452,334
Field expenses	44,241	96,011	18,362	15,954	57,677	81,011	130,533	-	443,789
Geochemistry	56,057	14,424	-	1,494	16,671	18,926	3,573	-	111,145
Salaries and other related costs	115,597	171,013	15,902	55,472	119,693	180,580	192,579	-	850,836
Travel & accommodation	35,400	34,211	3,028	11,001	40,029	60,849	80,595	-	265,113
Future income tax *(Note 10)*	-	-	-	-	-	-	387,414	-	387,414
	673,971	997,892	430,943	394,579	1,244,993	994,832	1,614,224	3,508,531	9,859,965
Write-off of resource properties	-	-	-	-	(1,244,993)	(994,832)	-	-	(2,239,825)
Balance, end of period	673,971	997,892	430,943	394,579	-	-	1,614,224	3,508,531	7,620,140

CERTIFICATE OF THE COMPANY

Dated: November 28, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (New Brunswick), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

(Signed) CLIVE JOHNSON	(Signed) MARK CORRA
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) ROBERT CROSS	(Signed) ROBERT GAYTON
Director	Director

CERTIFICATE OF THE PROMOTERS

Dated: November 28, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (New Brunswick), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

(Signed) ROGER RICHER

(Signed) TOM GARAGAN

(Signed) DENNIS STANSBURY

CERTIFICATE OF THE UNDERWRITERS

Dated: November 28, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (New Brunswick), Section 64 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

GENUITY CAPITAL MARKETS

By: (Signed) TED HIRST

CANACCORD CAPITAL CORPORATION

By: (Signed) JENS MAYER

GMP SECURITIES L.P.

By: (Signed) MARK WELLINGS

BMO NESBITT BURNS INC.

By: (Signed) JAMIE ROGERS

ORION SECURITIES INC.

By: (Signed) DOUGLAS BELL

HAYWOOD SECURITIES INC.

By: (Signed) JOHN WILLETT

5

AGENCY AGREEMENT

October 23, 2007

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

Attention: Mr. Clive Johnson, President and Chief Executive Officer

Dear Clive:

Genuity Capital Markets ("**Genuity**"), Canaccord Capital Corporation and GMP Securities L.P. (collectively, the "**Agents**") understand that B2Gold Corp. (the "**Company**") proposes to issue an aggregate of 15,000,000 common shares (the "**Shares**", **and each a "Share"**) at a price of $1.00 (the "**Offering Price**") per Share.

Subject to the terms and conditions hereof, the Agents agree to act and the Company by this agreement appoints the Agents, as exclusive agents of the Company to solicit, on a best efforts basis, offers to purchase the Shares. It is understood and agreed that the Agents are under no obligation to purchase as principal any Shares offered hereunder.

The following are the terms and conditions of the agreement between the Company and the Agents:

Section 1 Definitions and Interpretation

(1) In this agreement:

"**Accredited Investor**" means an "accredited investor", as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

"**Agency**" means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency or authority or other regulatory authority or administrative agency or commission (including the British Columbia Securities Commission) or any elected or appointed public official;

"**Agent**" or "**Agents**" has the meaning given to that term in the first paragraph of this agreement;

"**Agents' Fee**" has the meaning given to that term in Section 2(2);

"**Applicable Securities Laws**" means all applicable securities laws and rules, regulations, notices, orders and policies applicable in the Jurisdictions;

"**British Columbia Act**" means the *Securities Act* (British Columbia);

"business day" means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Vancouver, British Columbia;

"Canadian Securities Laws" means, collectively, all applicable securities laws of each of the provinces of Canada (other than Québec) and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders and rulings of the applicable Securities Commissions and all discretionary orders or rulings, if any, of the applicable Securities Commissions made in connection with the transactions contemplated by this agreement;

"Closing Date" means October 24, 2007 or any other later or earlier date agreed upon by the Company and the Agents;

"Common Shares" means the common shares of the capital of the Company;

"Company" has the meaning given to that term in the first paragraph of this agreement;

"Contract" means, with respect to a person, any contract, instrument, permit, concession, franchise, licence, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, arrangement or understanding, whether written or oral, to which the person is a party or by which the person or its property and assets is bound or affected;

"Documents" has the meaning given to it in Section 5(1)(b);

"East and West Kupol Licences" means:

(a) License Series АНД No. 13803 БР for the Right to Subsoil Use, issued to CMGC by the Federal Subsoil Use Agency of the Russian Federation, registered by the Russian Federation Ministry of Natural Resources on October 24, 2006 under No. 4729/АНД13803БР; and

(b) License Series АНД No. 13804 БР for the Right to Subsoil Use, issued to CMGC by the Federal Subsoil Use Agency of the Russian Federation, registered by the Russian Federation Ministry of Natural Resources on October 24, 2006 under No. 4730/АНД13804БР.

"CMGC" means Chukotka Mining and Geological Company, a Russian closed joint stock company that is approximately 75% owned by a subsidiary of Kinross Gold Corporation and approximately 25% owned by a an agency of the government of Chukotka Autonomous Okrug in Russia, and in which the Company has no direct or indirect interest;

"**Employee**" means a director, officer or employee of the Company or any Subsidiary of the Company or a person providing services to the Company or any Subsidiary of the Company;

"**Environmental Laws**" means, with respect to the Company and its Subsidiaries, all applicable Laws aimed at development, reclamation or restoration of the Mineral Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including ambient air, surface water and groundwater; and all other applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

"**Environmental Liabilities**" means, with respect to the Company and its Subsidiaries, any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including attorney's fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted by any entity (including any Agency) other than the Company, alleging liability (including liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (a) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Mineral Properties and/or emanating or migrating and/or threatening to emanate or migrate from such Mineral Properties to off-site properties, (b) physical disturbance of the environment, or (c) the violation or alleged violation of any Environmental Laws;

"**Existing Data**" means, with respect to the Company, all maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other material information acquired or held by the Company in connection with the Mineral Properties;

"**Financial Statements**" has the meaning given to that term in Section 6(6) of this agreement;

"**Gramalote Property**" means the mineral interests identified in Section 6(16) that are located in the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia and are registered in the name of, or are in the process of being registered in the name of, or are under contract to, the Colombian branch of Gramalote Limited, a company incorporated under the laws of the British Virgin Islands;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Hazardous Substance**" means any and all dangerous substances, hazardous substances, toxic substances, hazardous wastes, special wastes, controlled wastes, oils, petroleum products and hazardous chemicals (including without limitation any solid, liquid, gas, odour, heat, sound, radiation and vibration) which may be harmful to human health or the environment and which are or may be at any time regulated or controlled under Environmental Laws;

"**Indemnified Party**" has the meaning given to that term in Section 10(1) of this agreement;

"**Jurisdictions**" has the meaning given to that term in Section 2(1);

"**Laws**" means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Agency applicable to the Company or the Mineral Properties;

"**Lien**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

"**material change**", "**material fact**" and "**misrepresentation**" have the respective meanings given to them in the British Columbia Act;

"**Materially Adverse**" means a fact, circumstance, change, effect, occurrence, event or term that is or could reasonably be expected to (a) materially and adversely affect the financial condition, business, assets (including Mineral Properties), capital or prospects of the Company and its Subsidiaries, whether individually or in the aggregate, or (b) prevent the Company from performing its obligations under this agreement or consummating the transactions contemplated herein;

"**Materially Adverse**" means a fact, circumstance, change, effect, occurrence, event or term that is or could reasonably be expected to (a) materially and adversely affect the financial condition, business, assets (including the Mineral Properties), capital or prospects of the Company and its Subsidiaries, whether individually or in the aggregate, or (b) prevent the Company from performing its obligations under this agreement or consummating the transactions contemplated herein;

"**Mineral Interests**" has the meaning given to that term in Section 6(16);

"**Mineral Properties**" means the East and West Kupol Licences, the Gramalote Property, the Quebradona Property, and the Miraflores Property;

"**Miraflores Property**" means the mineral interests identified in Section 6(16) that are located in the municipality of Quinchia, Department of Risaralda, Republic of Colombia

and are registered, in the process of being registered, or under contract to, Sociedad Kedahda S.A., a company incorporated under the laws of Colombia;

"**Offering**" means the offering of the Shares as set out in this agreement and in the Subscription Agreements;

"**Offering Price**" has the meaning given to that term in the first paragraph of this agreement;

"**Options**" means all options, warrants, puts, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company, or obligating the Company to issue, transfer, grant, sell or pay for or repurchase any shares of capital stock or other equity interests in, or securities convertible or exchangeable for any capital stock or other equity interests in, the Company or obligating the Company to issue, grant, extend or enter into any such options, warrants, puts, calls, rights, commitments, agreements, arrangements or undertakings;

"**Permit**" means all certificates, franchises, licences, permits, grants, easements, covenants, certificates, orders, authorizations and approvals issued or granted by Agencies or third parties to the Company, including pursuant to any Environmental Laws, necessary for the Company and/or its Subsidiaries to own the business, conduct its business and develop, extract ore, mine and process minerals at the Gramalote Project;

"**Person**" means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental agency or instrumentality thereof;

"**Purchasers**" means the persons who acquire Shares by duly completing, executing and delivering Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

"**Quebradona Property**", means the mineral interests identified in Section 6(16) that are located in the municipalities of Jerico and Tamesis, Department of Antioquia, Republic of Colombia, and are registered, in the process of being registered, or under contract to, Sociedad Kedahda S.A., a company incorporated under the laws of Colombia;

"**Regulation "S**" has the meaning given to that term in Appendix "A" to this agreement;

"**Securities Commissions**" means collectively, the applicable securities commission or securities regulatory authority in each of the Jurisdictions;

"**Shares**" has the meaning given to that term in the first paragraph of this agreement;

"**Subscription Agreements**" means the subscription agreements (including the schedules attached thereto) to be entered into between the Purchasers and the Company;

"**Subsidiary**" or "**Subsidiaries**" has the meaning given such term in the British Columbia Act;

"**Tax Returns**" means all returns, reports and forms (including schedules thereto) required to be filed by the Company or any Subsidiary with any Agency of any jurisdiction responsible for the imposition or collection of Taxes;

"**Taxes**" means all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, pension plan premiums, excise taxes, severance taxes, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or "add on" minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on the Company or any Subsidiary or for which the Company or any Subsidiary is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

"**Time of Closing**" means 4:00 p.m. on the Closing Date;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(2) The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement.

(3) Unless otherwise specified, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

Section 2 The Offering

(1) The Agents may offer for sale, and seek Purchasers for, Shares in each province of Canada (other than Québec), offshore jurisdictions and the United States, provided that no prospectus filing, offering memorandum, registration requirement or comparable obligation arises in such jurisdictions as a result of such offer for sale (collectively, the

"**Jurisdictions**"). The offering and sale of the Shares hereunder shall be conducted in accordance with all Applicable Securities Laws and in such a manner so as not to require registration or authorization thereof or filing or approval of a prospectus, offering memorandum or similar document with respect thereto under such laws.

(2) The Company agrees to pay to the Agents a cash commission (the "**Agents' Fee**") equal to $750,000. The Agents' Fee is payable, in consideration of the services to be rendered by the Agents in connection with the Offering. The Agents' Fee will be paid by the Company to the Agents at the Time of Closing by the Agents withholding the Agents' Fee from the gross proceeds of the Offering.

(3) The Agents have not delivered and shall not deliver to prospective investors any document that could constitute an "offering memorandum" (within the meaning of Canadian securities laws) without the prior written consent of the Company.

Section 3 Due Diligence

During the period prior to the Time of Closing, the Agents shall have the right to conduct a due diligence investigation of the Company. The Company will make available to the Agents and their legal counsel, on a timely basis, all corporate and operating records, material contracts, reserve reports, technical reports, financial information, budgets, and other relevant information necessary in order to complete the due diligence investigation of the business, properties and affairs of the Company. The Company will also make available its respective directors, officers, employees and legal and accounting advisers. The Company agrees that during the term of this agreement, the Agents will be informed of all material business and financial developments affecting the Company and the Mineral Properties, whether or not requested by the Agents, or their legal counsel. The Agents will rely on information prepared or supplied by the Company or other sources believed by the Agents to be reliable and will apply reasonable standards of diligence to any such work. The Agents are entitled to rely on and assume no obligation to verify the accuracy or completeness of such information and under no circumstances will be liable to the Company or its security holders for any damages arising out of the inaccuracy or incompleteness of such information except as required by Law.

Section 4 United States Offering Restrictions

In connection with the offer and sale of the Shares in the United States:

(a) the Company makes the representations, warranties and covenants applicable to it contained in Appendix "A" attached hereto, which representations, warranties and covenants shall be deemed to be a part of this agreement;

(b) each of the Agents makes the representations, warranties and covenants applicable to it contained in Appendix "A" attached hereto, which representations, warranties and covenants shall be deemed to be a part of this agreement; and

(c) the Company and the Agents agree that the Shares will not be offered or sold in the United States except to Accredited Investors pursuant to the exemption from the registration requirements contained in Rule 506 of Regulation D under the

U.S. Securities Act, and an appropriate legend shall be included on each page of any press release released in connection with the Offering, which shall read as follows: **"Not for distribution to United States newswire services or for dissemination in the United States"**.

Section 5 Conditions of Closing

The obligations of the Agents under this agreement, and of Purchasers under the Subscription Agreements, are subject to the accuracy, in all material respects, of the representations and warranties of the Company contained in this agreement as of the date of this agreement and as of the Time of Closing, the performance of the Company of its obligations under this agreement and to the satisfaction of each of the following conditions:

(1) the Agents receiving at the Time of Closing legal opinions to be addressed to the Agents, in form and substance acceptable to the Agents and their counsel, acting reasonably, by Lawson Lundell LLP, counsel to the Company (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Company and counsel to the Agents as to matters governed by the laws of local jurisdictions and on certificates of officers of the Company) that:

(a) the Company is a company existing under the laws of the Province of British Columbia;

(b) the Company having the corporate power and capacity to own its properties and assets, to carry on its business as it is currently being conducted and to execute and deliver this agreement and the Subscription Agreements (collectively, the "**Documents**"), to perform its obligations under the Documents and to create and issue the Shares;

(c) as to the authorized capital of the Company;

(d) the execution and delivery of the Documents and the performance of the transactions contemplated thereby (including the creation, issuance and sale of the Shares) do not and will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the notice of articles or articles of the Company;

(e) all necessary corporate action having been taken by the Company to authorize the execution and delivery by it of each of the Documents and the performance of its obligations thereunder;

(f) all necessary corporate action having been taken by the Company to authorize the creation, issue and sale of the Shares;

(g) the Shares have been validly issued by the Company and, upon the Company receiving payment of the offering price therefor, the Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares;

(h) the issuance and sale of the Shares being exempt from the prospectus and registration requirements of Applicable Securities Laws in the provinces of Canada in which purchasers reside;

(i) each of the Documents constituting a legal, valid and binding obligation of the Company, enforceable in accordance with its terms (subject to the usual exceptions); and

(j) such other matters as the Agents may reasonably request in connection with the Offering.

(2) the Agents receiving at the Time of Closing from United States counsel to the Company, a favourable legal opinion, in form and substance satisfactory to the Agents and Agents' counsel, acting reasonably, dated as of the Closing Date, that the offer and sale in the United States of the Shares is not required to be registered under the 1933 Act if made in accordance with this Agreement, including the Schedules attached hereto;

(3) the Agents receiving at the Time of Closing reports on title to be addressed to the Company, in form and substance acceptable to the Agents and their counsel, acting reasonably, with respect to title to each of the Mineral Properties, from the Company's local counsel in the countries in which the Mineral Properties are located;

(4) the Subscription Agreements shall have been executed and delivered by the parties in form and substance satisfactory to the Agents and their counsel, acting reasonably;

(5) the Company delivering to the Agents, at the Time of Closing, a certificate dated the Closing Date addressed to the Agents and signed by a senior officer of the Company, in a form satisfactory to the Agents and their counsel, acting reasonably, certifying, to the best of the knowledge, information and belief of such officer after reasonable inquiry, on behalf of the Company and not in their personal capacities that:

(a) the Company has complied with all the covenants and satisfied all the terms and conditions of this agreement to be complied with and satisfied at or prior to the Time of Closing; and

(b) the representations and warranties of the Company contained in this agreement are true and correct, in all material respects, as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this agreement.

(6) the Company delivering to the Agents, at the Time of Closing, a certificate dated the Closing Date addressed to the Agents and signed by a senior officer of the Company, in a form satisfactory to the Agents and their counsel, acting reasonably, with respect to the constating documents of the Company, all resolutions of the Company's board of directors relating to the Offering, the incumbency and specimen signatures of signing officers and such other matters as the Agents may reasonably request; and

(7) prior to the Closing, the Company having obtained all necessary approvals of any regulatory authority required in connection with the Offering.

Section 6 Representations and Warranties of the Company

The Company hereby represents and warrants to the Agents as of the date hereof and as of the Time of Closing, intending that the same may be relied upon by the Agents that:

(1) *Organization, Standing and Corporate Power*

(a) Each of the Company and its Subsidiaries is a company or corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite power and authority to own its assets and conduct its business as currently owned and conducted.

(b) Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its property and assets makes such qualification or licensing necessary.

(c) The Company has made available for review by the Agents complete and correct copies of its constating documents and those of its Subsidiaries, in each case as amended to the date of this agreement.

(d) Neither the Company nor its Subsidiaries are in violation of any provision of its constating documents.

(2) *The Subsidiaries*

(a) Schedule 6(2)(a) lists each Subsidiary and the ownership or interest therein of the Company.

(b) All the outstanding shares in the capital of the Subsidiaries have been validly issued and are fully paid and non-assessable and are owned by the Company free and clear of all Liens and no person has any option or right to acquire any of them.

(c) Except for the shares of the Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

(3) *The Company's Capital and Options*

(a) The authorized and issued capital of the Company is as set out in Schedule 6(3)(a).

(b) The outstanding common shares have been duly authorized, validly issued and are outstanding as fully paid and non-assessable.

(c) Except as set forth in Schedule 6(3)(a), there are no shares or other voting securities of the Company issued, reserved for issuance or outstanding.

(d) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company are entitled to vote.

(e) Except as set forth in Schedule 6(3)(e) neither the Company nor its Subsidiaries has any outstanding Options.

(f) Schedule 6(3)(e) sets out the names of all the Company's holders of Options, the number of the Company's Options held by them and the exercise price and vesting schedule of the Company's Options held by them.

(g) Except as set forth in Schedule 6(3)(e), as of the date of this agreement, there are no outstanding contractual obligations or other requirements of the Company or the Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company or any of its Subsidiaries, or provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiaries or any other person.

(h) There are no stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or Subsidiaries.

(4) Authority; Non-Contravention

(a) The Company has all requisite corporate power and corporate authority to undertake the Offering and to carry out all its obligations and transactions contemplated in connection with the Offering, including entering into, executing and delivering the Documents and carrying out its obligations thereunder.

(b) The execution and delivery of this agreement by the Company and the performance by the Company of its obligations under this agreement, including those under the Documents, have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of the Company or its Subsidiaries are necessary in connection therewith.

(c) This agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by the Agents against the Company in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors' rights generally.

(d) The execution and delivery of this agreement does not, and compliance with the provisions of this agreement and the Documents will not, conflict with, or result

in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, or result in the imposition of any additional obligation under, or result in the creation of any Lien upon any of the properties or assets of the Company or its Subsidiary under:

(i) the constating documents of the Company or its Subsidiaries;

(ii) any contracts of the Company or its Subsidiaries; or

(iii) subject to reports of trades to be filed under Applicable Securities Laws, any Law applicable to the Company or its Subsidiaries or their respective property and assets.

(e) Except as set forth in Schedule 6(4)(e), the entering into and the performance of the transactions contemplated herein and in the other Documents:

(i) do not require any consent, approval, authorization or order of any court or Agency;

(ii) will not contravene any statute or regulation of any governmental authority which is binding on the Company or its Subsidiaries; and

(iii) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Company or any mortgage, note, indenture, contract or agreement (written or oral), instrument, lease or other document to which the Company or its Subsidiaries is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole;

(f)

(i) all Permits that have been issued to the Company or any Subsidiary are validly held by the Company or its Subsidiaries, and the Company and its Subsidiaries have complied in all respects with all terms and conditions thereof;

(ii) all Permits that have been issued to the Company or any Subsidiary will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this agreement or the consummation of the transactions contemplated herein;

(iii) with respect to all Permits that have been issued to the Company or any Subsidiary, neither the Company nor its Subsidiaries have received any written notice, notice of violation or probable violation, notice of revocation or other written communication from or on behalf of any Agency, alleging

(A) any violation of such Permit, or

(B) that the Company or its Subsidiaries require any additional amendments or modifications to such Permit; and

(iv) with respect to any Permit not currently issued to the Company, to the knowledge of the Company, the Company has no reason to believe that any such Permit will not be issued in the ordinary course and the Company has not received and communication or correspondence from any Agency that it will not issue any such permit to the Company or a Subsidiary.

(5) Creation of Shares

All necessary corporate action has been taken to authorize the creation, issue and sale of, the Shares upon payment of the requisite consideration therefore.

(6) Financial Statements

The audited consolidated financial statements of the Company as at and for the period beginning November 30, 2006 and ending August 31, 2007 (collectively, the "**Financial Statements**") have been prepared in accordance with Canadian GAAP consistently applied throughout the periods referred to therein and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and its Subsidiaries (on a consolidated basis) as at such dates and results of operations of the Company and its Subsidiaries (on a consolidated basis) for the periods then ended and there has been no change in accounting policies or practices of the Company and its subsidiaries since August 31, 2007.

(7) Undisclosed Liabilities

The Company does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that, individually or in the aggregate, have had or would reasonably be expected to have a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole.

(8) Absence of Certain Changes or Events

(a) To the knowledge of the Company after reasonable inquiry, other than the transactions contemplated herein and the proposed acquisition of an interest in Gramalote Limited, since August 31, 2007, the Company has conducted, and caused its Subsidiaries to conduct, its business only in the ordinary course and:

(i) there has not been any event, change, effect or development (including any decision to implement such a change made by the board of directors of the Company or its Subsidiaries in respect of which senior management believes that confirmation of the board of directors is probable), which, individually or in the aggregate, has had, or would reasonably be expected to have, a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole;

(ii) there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's common shares;

(iii) neither the Company nor any of its Subsidiaries has engaged in any action which, if done after the date of this agreement, would violate Section 6(4)(d), Section 6(4)(e)(ii) or Section 6(4)(e)(iii); and

(iv) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that is Materially Adverse to the Company and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice.

(9) Taxes

Except as set forth on Schedule 6(9), all Taxes due and payable or required to be collected or withheld and remitted, by the Company or its Subsidiaries have been paid, collected or withheld and remitted as applicable, except for where the failure to pay such Taxes would not have a Materially Adverse effect or result in a Materially Adverse change to the Company and its Subsidiaries, taken as a whole.

(10) Disclosure

(a) To the knowledge of the Company after reasonable inquiry, the Company has not failed to disclose to the Agents in writing any information known to the Company regarding any event or circumstance or any action taken or failed to be taken that would reasonably be expected to be Materially Adverse to the Company and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing:

(i) neither the Company nor its Subsidiaries or any of their property and assets are the subject of a judgement, order or decree that is Materially Adverse to the Company and its Subsidiaries, taken as a whole; and

(ii) to the knowledge of the Company after reasonable inquiry, the data or information made available to the Agents by the Company with respect to the Company and its Subsidiaries, was complete and, to the knowledge of the Company after reasonable inquiry, correct in all material respects for the period of and matter to which it relates, and to the knowledge of the Company after reasonable inquiry, did not contain any untrue

statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in the circumstances.

(11) Auditors

The auditors of the Company who audited the consolidated financial statements of the Company for the period ended August 31, 2007 and who provided their audit report thereon are independent accountants as required under applicable Laws.

(12) Compliance

(a) Except for any conflicts, defaults or violations that could not, individually or in the aggregate (taking into account the impact of any cross-defaults), reasonably be expected to have a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has complied with, and is not in conflict with, or in default (including cross defaults) under or in violation of:

(i) its constating documents;

(ii) any Law or Permit applicable to it, its business or operations or by which any of its property and assets is bound or affected; or

(iii) any Contract to which it or its business or operations, or by which any of its property and assets, is bound or affected.

(b) As of the Closing Date, each of the Company and its Subsidiary has or will have complied with each of its covenants and obligations under this agreement.

(13) Pre-Emptive Rights

Except as set forth in Schedule 13, no holder of outstanding securities of the Company is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any security in the capital of the Company are outstanding.

(14) Contracts

(a) All the Contracts of the Company and its Subsidiaries are valid and binding obligations of the Company or its Subsidiaries and, to the knowledge of the Company after reasonable inquiry, valid and binding obligations of the other parties thereto except for such Contracts which if not so valid and binding would not, individually or in the aggregate, have a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole.

(b) Neither the Company nor its Subsidiaries nor, to the knowledge of the Company after reasonable inquiry, any other party thereto is in violation of or in default in

respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or entitle any party to terminate, accelerate, modify or call a default under, or trigger any pre-emptive rights or rights of first refusal under, any Contracts of the Company and its Subsidiaries except such violations or defaults under such Contracts, which, individually or in the aggregate, would not have a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole.

(15) Change in Law

Neither the Company nor its Subsidiaries are aware of any pending or contemplated change to any applicable law or regulation that would have a Materially Adverse effect on the business or Mineral Properties of the Company and its Subsidiaries, or would reasonably be expected to have a Materially Adverse effect on the business or legal environment under which the Company or its Subsidiaries operate.

(16) Title to Mineral Interests

To the knowledge of the Company after reasonable enquiry:

(a) the East West Kupol Licenses were issued to CMGC on October 24, 2006, are exploration licences authorizing CMGC to explore for gold and silver in the area covered by the East and West Kupol Licences, and have a term ending on October 20, 2031;

(b) the mineral titles, licenses, applications, claims, concessions, agreements, permits and other mineral property interests ("Mineral Interests") listed in Schedule 6(16) relating to the Gramalote Property are held or controlled by the Persons indicated in Schedule (6)(16);

(c) the Mineral Interests listed in Schedule 6(16) relating to the Quebradona Property and the Miraflores Property are held or controlled by the Persons indicated in Schedule (6)(16); and

(d) there are no pending or, to the Company's knowledge, threatened suits, claims, actions, proceedings or investigations of any nature relating to or the Mineral Interests that would reasonably be expected to have a Materially Adverse effect on the Company or its Subsidiaries taken as a whole.

(17) Mineral Interests and Claims

To the knowledge of the Company after reasonable enquiry, the Mineral Interests relating to the Mineral Properties are in good standing, are valid and enforceable by the holders thereof. There are no material restrictions on the use, transfer or ability to otherwise exploit any such rights, except under required by applicable Laws or the terms of the Mineral Interests. Neither the Company nor any Subsidiary has received notice from any governmental licensing authority of any proposal or intention to withdraw, revoke, amend or terminate any of the Mineral Interests.

(18) Mineral Property Reports

To the knowledge of the Company after reasonable inquiry, the completed and final reports relating to the Mineral Properties that have been commissioned by the Company and provided to the Agents by the Company are accurate in all material respects, and do not contain a misrepresentation of any material fact.

(19) Employment Matters

(a) Neither the Company nor its Subsidiaries had or has any collective bargaining agreements with respect to its Employees. There is no material labour strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company after reasonable inquiry, threatened, against the Company or its Subsidiaries, and neither the Company nor its Subsidiaries has experienced any material labour strike, dispute, slowdown or stoppage or other material labour difficulty involving its Employees.

(b) Neither the Company nor its Subsidiaries are subject to any litigation, (actual or, to the knowledge of the Company after reasonable inquiry, threatened) relating to employment or termination of employment of its Employees, other than those claims or litigation as would, individually or in the aggregate, not be Materially Adverse to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries have operated in accordance in all material respects with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Company after reasonable inquiry, threatened proceedings before any Agency with respect thereto that would reasonably be expected to have a Materially Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(20) Books and Records

Except as set forth in Schedule 6(c), the corporate minute books of the Company and its Subsidiaries contain minutes of all meetings and resolutions of the directors and shareholders held, and full access thereto has been provided to the Agents.

(21) Non-arm's Length Transactions

Except for issuances of securities or compensation arrangements disclosed to the Agents or except as specifically noted in the Financial Statements, there are no Contracts or other transactions currently in place between the Company or its Subsidiaries and:

(i) any officer or director of the Company or its Subsidiaries;

(ii) any holder of the Company's common shares or other securities; or

(iii) any associate of the foregoing.

(22) Litigation

There is no suit, action or proceeding pending or, to the knowledge of the Company after reasonable inquiry, threatened, against the Company or its Subsidiaries that, individually or in the aggregate, if adversely determined, would reasonably be expected to have a Materially Adverse effect on the Company and its Subsidiaries, taken as a whole or prevent or delay the Offering, and there is not any judgement, decree, injunction, rule or order of any Agency or arbitrator outstanding against the Company or its Subsidiaries having, or which would reasonably be expected to have, any Materially Adverse effect on the Company and its Subsidiaries, taken as a whole or prevent or delay the Offering.

(23) Environmental Matters

(a) To the knowledge of the Company after reasonable inquiry with respect to the Mineral Properties:

(i) the Company and its Subsidiaries are and have been in material compliance with all applicable Environmental Laws;

(ii) neither the Company nor its Subsidiaries have caused or permitted the release of any Hazardous Substances at, in, on, under or from the Mineral Properties, except in compliance in all material respects with all Environmental Laws;

(iii) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Mineral Properties have been handled, recycled, disposed of, treated and stored in compliance in all material respects with all Environmental Laws;

(iv) there are no Hazardous Substances at, in, on, under or migrating from the Mineral Properties, except in compliance in all material respects with all Environmental Laws;

(v) neither the Company nor its Subsidiaries have caused or permitted the release of any hazardous substances on or to any of the Mineral Properties in such a manner as:

(A) would be reasonably likely to impose Environmental Liabilities for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or

(B) would be reasonably likely to result in imposition of a Lien on any of the Mineral Properties or the assets of the Company or its Subsidiaries; and

(b) Neither the Company nor its Subsidiaries have assumed, contractually or by operation of Laws, any Environmental Liabilities or obligations of another person under or relating to Environmental Laws that in any case would reasonably be expected to have a Materially Adverse effect on the Company and its Subsidiaries taken as a whole.

(c) Except as to matters otherwise disclosed, the Company has not received inquiry from or notice of a pending investigation from any Agency or of any administrative or judicial proceeding concerning the violation in any material respect of any applicable Laws or any Environmental Liabilities with respect to any of the Mineral Properties of the Company and its Subsidiaries.

(24) No Other Commissions

Other than the Agents, there are no persons acting or purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder's fee in connection with the transactions contemplated by this agreement.

(25) No Unlawful Payments

No payments or inducements were made or given, directly or indirectly, to any officials (foreign or domestic) by the Company or any of its Subsidiaries, or by any of their officers, directors, employees or agents, in connection with any opportunity, agreement, licence, permit, certificate, consent, order, approval, waiver or other authorization related to the business of the Company or any of its Subsidiaries, except for such payments or inducements that were lawful under the laws, rules and regulations of the country in which they were made. Neither the Company nor any of its Subsidiaries has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, or made any other unlawful payment.

Section 7 Covenants of the Company

The Company covenants with the Agents that:

(a) it will use its commercially reasonable efforts to fulfil all legal requirements to permit the creation, issuance, offering and sale of the Shares, as contemplated in this agreement (including, without limitation, filing or causing to be filed, all forms or undertakings required in connection with the Offering pursuant to Applicable Securities Laws so that the distribution of the Shares may be conducted without a prospectus, offering memorandum, registration requirement or comparable obligation in the Jurisdictions), and duly, punctually and faithfully perform all the obligations to be performed by it under the Subscription Agreements;

(b) it will promptly inform the Agents in writing, during the period prior to the completion of the Offering of the Shares shall have occurred, of the full particulars of any material change (whether actual, proposed by, or threatened against, the Company or its Subsidiaries) in the assets (including the Mineral

Properties), liabilities (contingent or otherwise), business, affairs, prospects, operations, cash flow or capital of the Company and the Subsidiaries, taken as a whole;

(c) the Company will use its commercially reasonable efforts to provide the Agents with the opportunity to review any press release relating to the Offering prior to its release. In addition, the Agents will have the right following the Closing Date to disseminate any press release pre-approved by the Company to such Canadian news services as they see fit. The Company agrees, if so requested by the Agents, to include a reference to the Agents and the Agents' role in any press release or other public communication issued by the Company with respect to the Offering;

(d) the net proceeds of the Offering will be used to fund the acquisition of a 25% interest in the Gramalote Property, as well as the exploration at the Company's other Mineral Properties, and for working capital and general corporate purposes.

Section 8 Closing

(1) At the Time of Closing or at such other time or on such other date as the Agents and the Company may agree upon, the Company will register the Shares comprising the Offering as directed by the Purchasers and the Agents will deliver the net proceeds of the Offering to the Company.

(2) At the Time of Closing, subject to the terms and conditions contained in this agreement, the Company shall deliver to the Agents certificates representing that the Shares comprising the Offering have been registered as directed by the Agents against delivery of the net proceeds of the Offering.

Section 9 Termination Rights

(1) *Due Diligence Out.* In the event that the due diligence investigations performed by the Agents and/or the Agents' representatives reveal any material information or fact which has, in the sole opinion of the Agents, acting reasonably, a Materially Adverse effect on the Company and its Subsidiaries taken as a whole, or on the business, operations, assets (including the Mineral Properties) affairs or profitability of the Company and the Subsidiaries, taken as a whole, or the value of the Shares or Common Shares, the Agents shall be entitled at their sole option, in accordance with Section 9(8) of this agreement, to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers under the Subscription Agreements) by written notice to that effect given to the Company prior to the Time of Closing.

(2) *Litigation.* If any inquiry, action, suit, investigation or proceeding whether formal or informal (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened in relation to, the Company or a Subsidiary, or any of their respective officers or directors, the Agents shall be entitled, at their sole option and in accordance with Section 9(8) of this agreement, to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers

under the Subscription Agreements) by written notice to that effect given to the Company any time prior to the Time of Closing provided such inquiry, suit, investigation or proceeding, would, if determined in a manner adverse to the Company or the Subsidiary, reasonably be expected to have a Materially Adverse effect on the Company and its Subsidiaries taken as a whole, or the business, operations, assets (including the Mineral Properties) affairs or profitability of the Company and the Subsidiaries, taken as a whole, or the value of the Shares or Common Shares.

(3) *Disaster Out.* If there should develop, occur or come into effect any event of any nature, including terrorism, accident, a new or change in any Law, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Agents, acting reasonably, has a Materially Adverse effect on the Company and its Subsidiaries taken as a whole, or has a Materially Adverse effect on the financial markets generally or the business, operations, assets (including the Mineral Properties) affairs or profitability of the Company and the Subsidiaries, taken as a whole, or the value of the Shares or Common Shares, the Agents shall be entitled at their sole option, in accordance with Section 9(8) of this agreement, to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers under the Subscription Agreements) by written notice to that effect given to the Company prior to the Time of Closing.

(4) *Change in Material Fact.* In the event that prior to the Time of Closing, the Agents and/or the Agents' representatives, through their due diligence investigations, or otherwise discover or there should occur a material change or a change in any material fact or new material fact shall arise, which, in the sole opinion of the Agents, acting reasonably, has or could reasonably be expected to have a Material Adverse change or Material Adverse effect on the business, operations, assets (including the Mineral Properties) affairs or profitability of the Company and its Subsidiaries, taken as a whole, or on the market price or value of the Shares or Common Shares, the Agents shall be entitled, at their sole option, in accordance with Section 9(8), to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers under the Subscription Agreements) by written notice to that effect given to the Company prior to the Time of Closing.

(5) *Regulatory Out.* In the event that any Law, is promulgated or changed which, in the sole opinion of the Agents, acting reasonably, has a Materially Adverse effect on the Company and its Subsidiaries taken as a whole, or has a Materially Adverse effect on the financial markets generally or the business, operations, assets (including the Mineral Properties) affairs or profitability of the Company and the Subsidiaries, taken as a whole, or the value of the Shares or Common Shares, the Agents shall be entitled at their sole option, in accordance with Section 9(8) of this agreement, to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers under the Subscription Agreements) by written notice to that effect given to the Company prior to the Time of Closing.

(6) *Market Out.* In the event that the state of the financial markets becomes such that, in the sole opinion of the Agents, acting reasonably, or the Shares cannot be marketed

profitably, the Agents shall be entitled at their sole option, in accordance with Section 9(8) of this agreement, to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers under the Subscription Agreements) by written notice to that effect given to the Company prior to the Time of Closing.

(7) *Non-Compliance with Conditions.* The Company agrees that all terms, conditions and covenants in this agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Company, as applicable, that they will use its best efforts to cause such conditions to be complied with, and any breach or failure by the Company to comply with or satisfy any of such conditions or in the event that any representation or warranty given by the Company becomes false in any material respect (other than representations and warranties given as of a specific time which need only be true as of such time) and is not rectified as at the Time of Closing, shall entitle the Agents, at their sole option in accordance with Section 9(8), to terminate the obligations of the Agents under this agreement (and the obligations of the Purchasers under the Subscription Agreements) by written notice to that effect given to the Company at or prior to the Time of Closing. The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agents only if the same is in writing and signed by it.

(8) *Exercise of Termination Rights.* The rights of termination contained in Section 9(1), (2), (3), (4), (5), (6) and (7) may be exercised by the Agents and are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this agreement or otherwise. In the event of any such termination by the Agents, there shall be no further liability on the part of the Agents to the Company under this agreement or on the part of the Company to the Agents under this agreement except in respect of any obligation or liability of the Company to the Agents or of the Agents to the Company which has or may have arisen prior to such termination under this Agreement, including under Section 10, Section 11 and Section 12.

Section 10 Indemnity

(1) The Company agrees to protect, indemnify and save harmless the Agents and their respective affiliates, directors, officers, partners, agents and employees and each other person, if any, controlling any of the Agents (each an "**Indemnified Party**" and collectively, the "**Indemnified Parties**") from and against any and all losses (other than loss of profits), claims, actions, causes of action, demands, costs, damages, expenses or liabilities (including the reasonable fees and expenses of the Agents' counsel) in connection with the distribution of the Shares that is in any way caused or incurred by, or arising directly or indirectly from or in consequence of:

(a) any misrepresentation or alleged misrepresentation contained herein or made by the Company in connection with the issuance and sale of the Shares;

(b) the non-compliance or alleged (by any applicable regulatory or governmental body) by the non-compliance Company with any applicable Laws (including Applicable Securities Laws), regulatory requirements or stock exchange rules in connection with the transactions herein contemplated;

(c) the omission or alleged omission to state in this Agreement or any documents of the Company delivered hereunder or pursuant hereto, any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made (other than omissions relating solely to the Agents);

(d) any misrepresentation or alleged misrepresentation (except any made by the Agents but only to the extent to which the Agents did not rely on information provided by the Company or anyone acting on the Company's behalf) relating to the Offering, whether oral or written and whether made during and in connection with the Offering, where such misrepresentation or alleged misrepresentation may give or gives rise to any other liability under any statute in any jurisdiction which is in force on the date of this Agreement; or

(e) any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its respective covenants or other obligations hereunder in any material respect.

(2) To the extent that any Indemnified Party is not a party to this agreement, the Agents shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(3) If any matter or thing contemplated by this Section 9(1) shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim (provided that omission to so notify the Company will not relieve the Company of any liability which it may otherwise have to the Indemnified Party hereunder, except to the extent the Company is materially prejudiced by such omission) and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(4) In any such claim, such Indemnified Party shall have the right to retain separate legal counsel to act on such Indemnified Party's behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the Indemnified Party has been advised by counsel that the representation of the Company and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred, provided that in no circumstances will the Company be

required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(5) The indemnity provided herein will remain in full force and effect until all possible liability of the Indemnified Parties arising out of the transactions contemplated by this agreement is extinguished by the operation of law and will not be limited to or affected by any other indemnity obtained by the Indemnified Persons from any other person.

Section 11 Contribution

If, for any reason, the indemnity provided for in Section 10(1) hereof is illegal or unenforceable, the Agents and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (except loss of profits in connection with the sale of Shares) of the nature provided for in Section 10(1) hereof such that the Agents shall be responsible for that portion represented by the percentage that the Agents' Fee bears to the gross proceeds from the Offering and the Company shall be responsible for the balance. Notwithstanding the foregoing, (i) a person who has been found by a court of competent jurisdiction in a final judgment to have caused losses, claims, costs, damages, expenses or liabilities referred to above as a result of such person's negligence or wilful misconduct shall not be entitled to contribution from any other party hereunder, and (ii) in the event that a court of competent jurisdiction determines in a final judgment that the losses, claims, costs, damages, expenses or liabilities referred to above resulted from the negligence or wilful misconduct of any of the Agents, the portion for which the Agents are responsible shall not be limited to the proportion indicated above, but rather the Company and the Agents shall be responsible for such proportion as a court of competent jurisdiction determines. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 11, notify such party or parties from whom contribution may be sought of the nature of such claim, action, suit or proceeding (provided that any failure to so notify or delay in so notifying shall not relieve or reduce the liability of any party from whom contribution may be sought under this Section 11 except to the extent that such party has been prejudiced as a result of such failure or delay). The right to contribution provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise by law.

Section 12 Expenses

The Company will be responsible for all reasonable expenses of the Offering, including, without limitation, the reasonable fees and disbursements of legal counsel to the Agents (excluding GST and any provincial sales tax), whether or not the Offering is completed.

Section 13 Step up

The Agents agree as between themselves that Genuity will receive a receive a 6% step-up.

Section 14 Governing Law; Time of Essence

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and time shall be of the essence hereof.

Section 15 Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided, all warranties, representations, covenants and agreements of the Company and the Agents herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase of the Shares and shall continue in full force and effect, regardless of the closing of the sale of the Shares and regardless of any investigation which may be carried on by the Agents, or on their behalf, for a period of 12 months following the Closing Date.

Section 16 Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a) to the Company at:

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

Attention: Mr. Clive Johnson
Facsimile No.: (604) 681-6209

with a copy (which shall not constitute notice) to:

Lawson Lundell LLP
Suite 1600, Cathedral Place
925 Georgia Street West
Vancouver, BC, V6C 3L2

Attention: Nathan Daniels
Fax: (604) 669-1620

(b) to Genuity (on behalf of the Agents) at:

Genuity Capital Markets
Suite 1068 – 550 Burrard Street
P.O. Box 16
Vancouver, BC V6C 2B5

Attention: Darian Yip
Fax: (604) 331-1446

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Suite 1700, 666 Burrard Street
Vancouver, BC V6C 2X8

Attention: Neville McClure
Fax: (604) 681-1825

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 17 Counterpart Signature

This agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.

Section 18 Enforceability

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 19 Successors and Assigns

The terms and provisions of this agreement will be binding upon and enure to the benefit of the Company and the Agents and their respective successors and assigns; provided that, except as otherwise provided in this agreement, this agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 20 Entire Agreement

This agreement constitutes the entire agreement between the Agents and the Company relating to the subject matter hereof and supersedes all prior agreements between the Agents and the Company.

Section 21 Acceptance

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to Genuity Capital ~~Partners~~ Markets (Attention: Ted Hirst).

Yours very truly,

GENUITY CAPITAL ~~PARTNERS~~ MARKETS

By: ______________________________
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: ______________________________
Authorized Signatory

GMP SECURITIES L.P.

By: ______________________________
Authorized Signatory

Section 21 Acceptance

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to Genuity Capital ~~Partners~~ Markets (Attention: Ted Hirst).

Yours very truly,

GENUITY CAPITAL ~~PARTNERS~~ MARKETS

By: ______________________________
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: ______________________________
Authorized Signatory

GMP SECURITIES L.P.

By: ______________________________
Authorized Signatory

Section 21 Acceptance

If this offer accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to Genuity Capital ~~Partners~~ Markets (Attention: Ted Hirst).

Yours very truly,

GENUITY CAPITAL ~~PARTNERS~~ MARKETS

By: ____________________________
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: ____________________________
Authorized Signatory

GMP SECURITIES L.P.

By: ____________________________
Authorized Signatory

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Vancouver as of this 24 day of October, 2007.

B2 GOLD CORP.

By: ______________________

Name: Clive Johnson
Title: President and Chief Executive Officer

SCHEDULE 6(2)(a)
B2GOLD CORP. SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Andean Avasca Resources Inc.	British Columbia	100%
Columbian Ventures Ltd.	Bermuda	100%
Avasca Ventures Ltd.	Bermuda (with Colombian branch)	100%
Graminvest Ventures Limited	British Virgin Islands	100%
BKWE Ventures Limited	British Virgin Islands	100%
Netscout Limited	Cyprus	100%

SCHEDULE 6(3)(a)
AUTHORIZED AND ISSUED CAPITAL

Authorized Capital:	An unlimited number of preferred shares and an unlimited number of common shares
Issued:	No preferred shares are issued and outstanding. 77,277,500 common shares are issued and outstanding.
Reserved for Issuance:	2,722,500 common shares have been reserved for issuance to 6674321 Canada Inc.

SCHEDULE 6(3)(e)
OPTIONS

1. Share Option and Pre-emptive Rights Agreement dated February 26, 2007 between 6674321 Canada Inc. and the Company.

2. The Sale and Purchase Agreement dated December 21, 2006 between Kinross Gold Corporation, the Company and others, as it relates to the Company's commitment to acquire an interest in a company that will hold an indirect interest in the East and West Kupol Licences.

3. When executed and delivered, the Sale and Purchase Agreement between the Company and others relating to the acquisition of a 25% interest in Gramalote Limited, will provide for the issuance of share purchase warrants of the Company in certain circumstances.

SCHEDULE 6(4)(e)
THIRD PARTY WAIVERS

Not applicable

SCHEDULE 6(9)
TAXES

Not applicable

SCHEDULE 6(16)
MINERAL INTERESTS

PART A of Schedule 6(16)

GRAMALOTE PROPERTY - APPLICATIONS

Application N°	Date	Application Controlled By	Location	Area Requested (Ha)
F1-1823	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080065X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-0800118X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-0800125X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1826	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080068X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080070X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-0800120X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-0800122X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1831	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-0800112X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1817	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1818	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1819	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-080073X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080061X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
F1-1820	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-080064X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
F1-1821	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1824	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
IEG-08251	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900

Application N°	Date	Application Controlled By	Location	Area Requested (Ha)
IEG-08231	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08221	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08211	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08181	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
ICQ-080062X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	826.81
IFC-08111	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	373.44
ICQ-0800167X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800285X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800286X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800386X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800394X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800395X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800396X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800397X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800401X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800403X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080117X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080217X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080218X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080316X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080317X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080415X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080554X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080556X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080620X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31

Application N°	Date	Application Controlled By	Location	Area Requested (Ha)
ICQ-081020X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31

GRAMALOTE PROPERTY – CONCESSION CONTRACTS AND EXPLOITATION LICENCES

No.	Type of title	Holder	Area (ha)	Environmental Licence	Expiration date
6032	Concession Contract	Gramalote Colombia Ltd	2246.13	Not yet required	4 August 2036
14292	Exploitation Licence	Gramalote Colombia Ltd	56.7477	Pending	9th July 2013
6263	Concession Contract	Gramalote Colombia Ltd.	127.5156	Not yet required	8 August 2036
5917	Concession Contract	Gramalote Colombia Ltd.	1962.8150	Not yet required	10 May 2036
6054	Concession Contract	Gramalote Colombia Ltd.	752.1628	Not yet required	4 Nov 2034
4894	Exploration Licence	Gramalote Colombia Ltd.	2293.6170	Not yet required	8 July 2033

GRAMALOTE PROPERTY – CONCESSION CONTRACTS, EXPLORATION LICENCES AND OTHER

No.	Type of Title	Holder	Area	Date of application	Status
6185	Proposal for concession Contract with free area technical study	Sociedad Kedahda S.A.	2.168.4219 ha	13 April 2004	Ready for signing
6190	Proposal for concession Contract with free area technical study	Sociedad Kedahda S.A.	9.206.8200 ha	12 April 2004	Free area study accepted
6185B	Concession contract	Sociedad Kedahda S.A.	750.20 ha	N/A	N/A
2042	Exploitation license	Los Cordoba	51.23 ha	N/A	N/A
7153B	Concession contract	Sociedad Kedahda S.A.	745.84	N/A	N/A
7153	Concession contract	Sociedad Kedahda S.A.	1065.88	N/A	N/A

PART B of Schedule 6(16)

QUEBREDONA PROPERTY – CONTRACTS AND APPLICATIONS

Area	Contracts and Applications	Effective Date	Encumbrances US$	Coordinates of Surrounding Area of Interest		
				POINT	EST	NORTH
Quebradona	7711, 7712, 7713, ICQ-0800117X (APPLICATION IN PROCESS AREA AVASCA) STATUS: AWAITING ANSWER	March 6, 2006		1	407809	639116
				2	412863	639116
	7579 (APPLICATION IN PROCESS AREA AGA) STATUS: AWAITING ANSWER	March 6, 2006		3	412863	642386
				4	421788	642386
				5	421788	640615
	5869, 6318, 6319, 5855 (APPLICATION FREE AREA AGA) STATUS: AWAITING CONTRACT	March 6, 2006		6	427187	640615
				7	427187	628286
				8	423809	628286
				9	423809	623060
				10	422547	623060
	5881, 6359 (AGA CONTRACT) STATUS: EXPLORATION	March 6, 2006		11	422547	620958
				12	420547	620958
				13	420547	619973
				14	407809	619973

MIRA FLORES PROPERTY – CONTRACTS AND APPLICATIONS

Area	Contracts and Applications	Effective Date	Encumbrances US$	Coordinates of Surrounding Area of Interest		
				POINT	EST	NORTH
Miraflores	FCG-082 (APPLICATION FREE AREA AGA) STATUS: AWAITING CONTRACT	April 24, 2007		1	420719	587874
	GBRK-01 (CONTRACTED OPTION) STATUS: EXPLOTATION	April 24, 2007	Option to purchase 100% for total USD $3.830.000 in payments over 5 years to the Asociación de Mineros de Miraflores. Contract is transferable	2	425794	587874
				3	425794	582222
				4	422667	582222
				5	420719	584182

Schedule 16(13)
PRE-EMPTIVE RIGHTS

1. Share Option and Pre-emptive Rights Agreement dated February 26, 2007 between 6674321 Canada Inc. and the Company

2. When executed and delivered, the Sale and Purchase Agreement between the Company and others relating to the acquisition of a 25% interest in Gramalote Limited, will provide for the issuance of share purchase warrants of the Company in certain circumstances.

APPENDIX "A"

TERMS FOR OFFERING TO U.S. PURCHASERS

UNITED STATES OFFERS AND SALES

As used in this Appendix "A", capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Agency Agreement to which this Appendix is attached and the following terms shall have the meanings indicated:

(a) "Accredited Investor" means an "accredited investor", as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(b) "Directed Selling Efforts" means directed selling efforts as that term is defined Regulation S. Without limiting the foregoing, but for greater clarity in this Appendix, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares, and includes the placement of any advertisement in a publication "with a general circulation in the United States," as such phrase is defined in Rule 902(c) of Regulation S, that refers to the offering of the Shares;

(c) "Foreign Issuer" means a foreign issuer as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Appendix, it means any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(e) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(f) "SEC" means the United States Securities and Exchange Commission;

(g) "Selling Dealer Group" means dealers or brokers other than the Agents and their U.S. affiliates who participate in the offer and sale of the Shares pursuant to the Agency Agreement;

(h) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(i) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(j) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Agents

The Agents acknowledge that the Shares have not been and will not be registered under the U.S. Securities Act and such Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, the Agents represent, warrant and covenant to and with the Company that:

1. The Agents have not offered or sold, and will not offer or sell, any Shares except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) within the United States as provided in paragraphs 2 through 11 below. Accordingly, none of the Agents, their affiliates, any persons acting on their behalf, or any member of the Selling Dealer Group have made or will make (except as permitted in paragraphs 2 through 11 below) (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States , (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, affiliate or person acting on behalf of either, reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Shares.

2. The Agents have not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with their affiliates, any members of the Selling Dealer Group or with the prior written consent of the Company. The Agents shall require each such affiliate and members of the Selling Dealer Group, for the benefit of the Company, to comply with, and shall use their best efforts to ensure that each such affiliate and member of the Selling Dealer Group complies with, the same provisions of this Appendix as apply to the Agents as if such provisions applied to such affiliate or member of the Selling Dealer Group.

3. All offers and sales of the Shares in the United States have been and shall be made on behalf of the Agents by affiliates of the Agents that are duly registered with the SEC as broker-dealers pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or are made (unless exempted from the respective state's broker-dealer registration

requirements) and are members in good standing of the Financial Industry Regulatory Authority, Inc.

4. Offers and sales of Shares in the United States shall not be made (i) by any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio, television, or Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Accredited Investors in accordance with the requirements of Rule 506 of Regulation D in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. The Agents, acting through their U.S. registered broker-dealer affiliates, may offer the Shares in the United States only to offerees they have reasonable grounds to believe are Accredited Investors and immediately prior to making any such offer had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor, and on the date hereof, they continue to believe that each Purchaser in the United States is an Accredited Investor.

7. At least one business day prior to the Closing Date, the Agents will provide the Company with a list of all Purchasers of the Shares in the United States.

8. Prior to any sales of Shares in the United States, the Agents shall cause each Purchaser to sign and deliver a Subscription Agreement, including the applicable schedules. At least one business day prior to the Closing Date, the Agents shall provide the Company with a copy of each executed Subscription Agreement.

9. The Agents will inform, and cause their U.S. registered broker-dealer affiliates to inform, all Purchasers of the Shares in the United States that the Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D.

10. The Agents agree that at the Closing Date, they, together with their U.S. registered broker-dealer affiliates who have engaged in offers or sales of the Shares in the United States , will either (i) provide a certificate, substantially in the form of Appendix I to this Appendix "A", relating to the manner of the offer and sale of the Shares or (ii) be deemed to have represented and warranted to the Company, as of the Closing Date, that they did not offer or sell any of the Shares in the United States.

11. Neither the Agents, their respective affiliates, or any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Shares.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1. The Company is a Foreign Issuer within the meaning of Regulation S and there is no Substantial U.S. Market Interest in the Shares.

2. Except with respect to offers and sales within the United States to Accredited Investors, in reliance upon Rule 506 of Regulation D, neither the Company nor any of its affiliates, nor any person acting on its behalf, has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Shares to a person in the United States; or (ii) any sale of Shares unless, at the time the buy order was or will have been originated, the Purchaser is (a) outside the United States or (b) the Company, its affiliates, and any person acting on their behalf (except the Agents, their affiliates and any person acting on their behalf, as to which no representation is made) reasonably believes that the Purchaser is outside the United States.

3. During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (except the Agents, their affiliates and any person acting on their behalf, as to which no representation is made) (i) has engaged in or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Shares in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, television, or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; or (ii) has engaged in any Directed Selling Efforts in the United States with respect to offers and sales of Shares .

4. The Company has not offered or sold and will not offer or sell, any securities in a manner that would be integrated with the offer and sale of the Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Shares to persons in the United States.

5. The Company is not, and will not be, as a result of the sale of the Shares, an investment company that is or is required to be registered under the United States *Investment Company Act* of 1940, as amended.

6. Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person from reliance upon Regulation D.

7. None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Agents, their respective affiliates, or any person acting on any of their

behalf, in respect of which no representation is made) has taken, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

APPENDIX I TO APPENDIX "A"

CERTIFICATE OF AGENTS AND U.S. PLACEMENT AGENTS

To: B2Gold Corp.:

In connection with the private placement in the United States of the Shares with one or more Accredited Investors (the "**U.S. Purchasers**"), all pursuant to the Agency Agreement to which this Certificate appends and ● and ● who have signed below in its capacity as placement agents in the United States for the Agents (the "**U.S. Placement Agents**"), and the Agents, do hereby certify, each for themselves and their affiliates alone, as follows:

1. the Shares have been offered and sold in the United States only by the U.S. Placement Agents, which were on the dates of such offers and sales, and are on the date hereof, duly registered as broker-dealers pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and were and are members in good standing with the Financial Industry Regulatory Authority, Inc.;

2. immediately prior to offering Shares to persons in the United States, we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor and, on the date hereof, we continue to believe that each such person purchasing Shares through us, as agent, is an Accredited Investor;

3. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used, nor will be used, by us or our representatives, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

4. the offering of the Shares in the United States has been conducted by the Agents through the U.S. Placement Agents in accordance with the Agency Agreement and all applicable U.S. state and federal broker-dealer requirements;

5. prior to the sale of Shares in the United States, we caused each purchaser in the United States to execute and deliver a Subscription Agreement which contains such representations, warranties and acknowledgements as may be necessary to ensure compliance with U.S. securities laws; and

6. the offer and sale of the Shares by us has otherwise been made by us in compliance with the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement and Appendix "A" thereto unless defined herein.

DATED this ____ day of October, 2007.

GENUITY CAPITAL MARKETS

By: ______________________________

Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: ______________________________

Authorized Signatory

GMP SECURITIES L.P.

By: ______________________________

Authorized Signatory

[US Placement Agent]

By: ______________________________

Authorized Signing Officer

[US Placement Agent]

By: ______________________________

Authorized Signing Officer

6

UNDERWRITING AGREEMENT

November 28, 2007

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1J1

Attention: Clive Johnson, President and Chief Executive Officer

Dear Sirs:

Genuity Capital Markets ("**Genuity**"), Canaccord Capital Corporation, GMP Securities L.P., BMO Nesbitt Burns Inc., Orion Securities Inc. and Haywood Securities Inc. (collectively the "**Underwriters**") understand that B2Gold Corp. ("**B2Gold**" or the "**Company**") proposes to issue and sell to the Underwriters 40,000,000 common shares (the "**Purchased Shares**"), and at the election of the Underwriters, up to 6,000,000 additional common shares, representing 15% of the number Purchased Shares, to cover over-allotments (such common shares being the "**Over-Allotment Shares**"). The Purchased Shares and Over-Allotment Shares are referred to collectively as the "**Shares**". The parties hereto agree that the size of the Offering (as defined below) including the size of the Over-Allotment Option (as defined below) shall in no event exceed C$115 million.

To that end, the Underwriters acknowledge that the Company has filed a preliminary prospectus dated October 26, 2007 in the English language (the "**Preliminary Prospectus**") and understand that the Company has prepared and will file within the time limits and on the terms set out below a Final Prospectus (in the English language only) and all related documents with the securities regulatory authorities (the "**Securities Commissions**") in each of the provinces of Canada, except Québec (the "**Qualifying Jurisdictions**") in order to qualify for Distribution (defined below) to the public the Purchased Shares and any Over-Allotment Shares in the Qualifying Jurisdictions.

The Shares will also be distributed in the United States on a private placement basis by U.S. Affiliates (defined below) in the manner provided by Schedule "A" hereto which is incorporated herein by reference. Subject to applicable law, including U.S. Securities Laws (defined below) and the terms of this Agreement, the Shares may also be distributed outside Canada and the United States by the registered broker-dealer affiliates of the Underwriters, where they may be lawfully sold on a basis exempt from the prospectus and registration requirements of any such jurisdictions.

Except as set forth in this Agreement, the purchase and sale of the Purchased Shares shall occur on December 6, 2007.

The Company, as and to the extent indicated above, hereby grants to the Underwriters the right to purchase at their election the Over-Allotment Shares, at the

Offering Price set forth in the paragraph below, for the sole purpose of covering over-allotments in the sale of the Purchased Shares and for market stabilization purposes permitted pursuant to Canadian Securities Laws, provided, however, that the number of Over-Allotment Shares to be purchased shall not exceed 15% of the total number of Purchased Shares purchased by the Underwriters. Any such election to purchase Over-Allotment Shares may be exercised only by written notice from Genuity on behalf of the Underwriters to the Company by not later than the close of business on the 30th day following the Closing Date, such notice to set forth (i) the aggregate number of Over-Allotment Shares to be purchased, and (ii) the closing date for the Over-Allotment Shares, provided that such Over-Allotment Closing Date shall not be less than three (3) Business Days and no more than seven (7) Business Days following the date of such notice and shall in no event be earlier than the Closing Date.

The Underwriters acknowledge that a subsidiary of Kinross Gold Corporation has the right to acquire, as part of the Offering, 19.9% of the Purchased Shares and 19.9% of the Over-Allotment Shares (the "**Kinross Option**") and that no commission will be payable by the Company to the Underwriters in respect of any Shares acquired by Kinross Gold Corporation or its Affiliates (collectively, "**Kinross**") pursuant to the Offering under the Kinross Option. The parties hereto acknowledge and agree that Kinross has notified the Company that it wishes to exercise a portion of the Kinross Option of 15% of the Purchased Shares and therefore will be acquiring 6,000,000 of the Purchased Shares and that no commission will be payable in respect of such shares.

On the basis of the representations, warranties, covenants and agreements contained herein, but subject to the terms and conditions further set out below and the preceding paragraph:

(a) the Company agrees to sell to each of the Underwriters and each of the Underwriters agrees, severally, and not jointly, nor jointly and severally, to purchase from the Company the respective percentage of the Purchased Shares set forth opposite the respective names of the Underwriters in Section 19(1), at a purchase price of $2.50 per share for the Purchased Shares (the "**Offering Price**"); and

(b) in the event and to the extent that the Underwriters shall exercise the election to purchase any or all Over-Allotment Shares (the "**Over-Allotment Option**") as provided herein, the Company agrees to sell to each of the Underwriters and each of the Underwriters agrees, severally, and not jointly, nor jointly and severally, to purchase from the Company the respective percentage of Over-Allotment Shares set forth opposite the name of such Underwriter in Section 19(1) at a purchase price equal to the Offering Price per share for Over-Allotment Shares.

Subject to Section 13, the Company shall pay to the Underwriters a fee in cash of 6% of the gross proceeds realized on the sale of Purchased Shares and Over-Allotment Shares (if any) in consideration of the services to be provided by the Underwriters under this Agreement and as further set forth in Section 13 herein.

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERM AND CONDITIONS

Section 1 Definitions and Interpretation

(1) In this Agreement, including the foregoing paragraphs:

"**Affiliate**" means an affiliated entity for purposes of the *Securities Act* (British Columbia);

"**Agreement**" means this underwriting agreement dated November 28, 2007 entered into between the Company and the Underwriters;

"**Agreements and Instruments**" has the meaning given to that term in Section 7(1)(x);

"**Applicable Securities Commissions**" means the Securities Commissions and the SEC;

"**Applicable Securities Laws**" means the Canadian Securities Laws and U.S. Securities Laws;

"**B2Gold**" means B2Gold Corp.;

"**B2Gold Auditor**" means PricewaterhouseCoopers LLP;

"**Business Day**" means any day other than a Saturday, Sunday or statutory or civic holiday in the city of Vancouver, British Columbia;

"**Canadian GAAP**" means the generally accepted accounting principles in Canada;

"**Canadian Securities Laws**" means, collectively, all applicable securities statutes of each of the Qualifying Jurisdictions and the respective rules and regulations under such statutes having the force of law together with applicable published instruments, notices, orders and blanket orders of the Securities Commissions having the force of law;

"**Closing Date**" means December 6, 2007 or any earlier or later date as may be agreed to by B2Gold and the Underwriters, each acting reasonably, but will in any event not be later than December 23, 2007;

"**Company**" means B2Gold Corp.;

"**Distribution**" means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

"**Exchange**" means the TSX Venture Exchange;

"Final Prospectus" means the (final) prospectus of the Company in respect of the Offering in the English language only, such prospectus to be dated on or before November 29, 2007;

"Financial Information" means, collectively, the financial statements of the Company included in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, including the notes with respect thereto together with the respective auditors' reports thereon, where such financial statements are audited, as at and for the periods included therein, and the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations in respect of the Company;

"Genuity" means Genuity Capital Markets;

"Indemnified Party" has the meaning given to that term in Section 16 of this Agreement;

"Indemnifiers" has the meaning given to that term in Section 16 of this Agreement;

"Liens" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

"Material Adverse Effect" means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, Mineral Interests or assets of B2Gold and its Material Subsidiaries considered on a consolidated basis and which event or change would reasonably be expected to have a significant effect on the market price or value of the Shares;

"material change" means a material change for the purposes of Canadian Securities Laws or any of them, or where undefined under the Canadian Securities Laws of a Qualifying Jurisdiction means a change in the business, operations or capital of B2Gold and its Material Subsidiaries on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Shares, and includes a decision to implement such a change made by the directors of B2Gold;

"Material Contracts" means all of the material contracts and agreements of B2Gold not made in the ordinary course of business;

"material fact" means a material fact for the purposes of Canadian Securities Laws or any of them, or where undefined under the Canadian Securities Laws of a

Qualifying Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of the Shares;

"**Material Projects**" means the East and West Kupol licences in Russia and the Company's interests in the Gramalote, Quebradona and Miraflores properties in Colombia;

"**Material Subsidiaries**" means each of (a) Andean Avasca Resources Inc., Colombian Ventures Ltd., Avasca Ventures Ltd.; (b) Gramalote Limited, in which the Company holds a 25% interest; and (c) any other subsidiary that the Company may acquire an interest in between the date of this Agreement and the Time of Closing that the Company notifies the Underwriters in writing is a Material Subsidiary;

"**Mineral Interests**" has the meaning given to such term in Section 7(1)(l);

"**misrepresentation**" means a misrepresentation for the purposes of the Canadian Securities Laws or any of them, or where undefined under the Canadian Securities Laws of a Qualifying Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Securities Commissions;

"**MRRS Decision Document**" means a decision document issued by the applicable Canadian Securities Commission pursuant to the MRRS and which evidences the receipt by the applicable Canadian Securities Commission for the Preliminary Prospectus or the Final Prospectus, as the case may be;

"**Offering**" means Distribution of the Shares in each of the Offering Jurisdictions;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus, and any Supplementary Material;

"**Offering Jurisdictions**" means the Qualifying Jurisdictions and the United States;

"**Offering Price**" has the meaning provided in the seventh paragraph of this Agreement;

"**Over-Allotment Closing Date**" means, unless otherwise stated in the notice of exercise of the Over-Allotment Option, the third Business Day after notice of exercise of the Over-Allotment Option is delivered to the Company, or any earlier or later date as may be agreed to in writing by the Company and the Underwriters, each acting reasonably;

"Over-Allotment Option" has the meaning provided in the seventh paragraph of this Agreement;

"Over-Allotment Shares" has the meaning provided in the first paragraph of this Agreement;

"Preliminary Prospectus" has the meaning ascribed in the second paragraph of this Agreement;

"Prospectus Amendment" means any amendment to either or both of the Preliminary Prospectus and the Final Prospectus required to be prepared and filed by the Company under Canadian Securities Law;

"Purchased Shares" has the meaning provided in the first paragraph of this Agreement;

"Qualifying Jurisdictions" has the meaning provided in the second paragraph of this Agreement;

"SEC" means the United States Securities and Exchange Commission;

"Securities Commissions" has the meaning set out in the second paragraph of this Agreement;

"Shares" has the meaning provided in the first paragraph of this Agreement;

"Standard Listing Conditions" has the meaning given to that term in Section 3(3)(c);

"Subsidiary" means a subsidiary for purposes of the *Securities Act* (British Columbia);

"Supplementary Material" means, collectively, any Prospectus Amendment or ancillary materials that may be filed by or on behalf of B2Gold under Canadian Securities Laws relating to the qualification for Distribution of the Shares;

"Technical Reports" means the technical reports listed under the heading "Experts" in the Offering Documents;

"Time of Closing" means 5:00 a.m. (Vancouver time) on the Closing Date or the Over-Allotment Closing Date, as applicable, or any other time on the Closing Date or the Over-Allotment Closing Date as may be agreed to by B2Gold and the Underwriters;

"Underwriters" has the meaning has set out in the first paragraph of this Agreement;

"Underwriting Fee" has the meaning provided in Section 13;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Affiliate**" means the U.S. registered broker-dealer affiliate of any Underwriter that assists in selling Shares in the United States;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**U.S. Securities Laws**" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any other applicable U.S. federal and state securities laws.

(2) *Headings, etc.* The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(3) *Currency.* Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4) *Knowledge.* In this Agreement, a reference to "knowledge" of B2Gold, means to the best knowledge of Clive Johnson, Mark Corra, Roger Richer, Tom Garagan and Dennis Stansbury after reasonable inquiry.

Section 2 Filing of the Final Prospectus

(1) The Company will, as soon as possible following the execution of this Agreement, prepare and file the Final Prospectus with the Securities Commissions, and will use its commercially reasonable efforts to obtain an MRRS Decision Document in respect of the Final Prospectus as soon as possible after the filing thereof and, in any event, not later than 5:00 pm (Vancouver time) on November 29, 2007 (or such other time and/or later date as the Company and the Underwriters may agree) and will have taken all other commercially reasonable steps and proceedings that may be necessary in order to qualify the Shares for Distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are duly registered in a category permitting them to distribute the Shares under Canadian Securities Laws and who comply with Canadian Securities Laws and the terms of this Agreement.

(2) Until the date on which the Distribution of the Shares is completed, the Company will promptly take, or cause to be taken, all commercially reasonable additional

steps and proceedings that may from time to time be required under Canadian Securities Laws to qualify or to continue to qualify the Distribution of the Shares in the Qualifying Jurisdictions or, in the event that the Shares have, for any reason, ceased so to qualify, to so qualify again the Shares, as applicable, for Distribution in the Qualifying Jurisdictions.

Section 3 Delivery of Final Prospectus and Related Matters

(1) The Company shall deliver without charge to the Underwriters, as soon as practicable and in any event no later than noon (Vancouver time) on December 3, 2007 the Final Prospectus, and thereafter from time to time during the Distribution of the Shares, as many commercial copies of such Offering Documents as the Underwriters may reasonably request for the purposes contemplated by the relevant securities laws. The Company will similarly cause to be delivered to the Underwriters, commercial copies of any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Shares. Each delivery of such Offering Documents will have constituted and constitute the Company's consent to the use of the Offering Documents by the Underwriters for the Distribution of the Shares in the Offering Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws. The Company has previously delivered to the Underwriters copies of the Preliminary Prospectus, approved, signed and certified as required by Canadian Securities Laws.

(2) Each delivery of the Offering Documents to the Underwriters by B2Gold in accordance with this Agreement will constitute the representation and warranty of B2Gold to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents, as applicable, under the heading "Plan of Distribution"), at the respective times of delivery:

(a) the information and the statements contained in each of the Offering Documents:

(i) are true and correct in all material respects and contain no misrepresentation; and

(ii) constitute full, true and plain disclosure of all material facts relating to the Shares, and B2Gold and its Material Subsidiaries considered as a whole;

(b) no material fact has been omitted from any of the Offering Documents that is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

(c) each of the Preliminary Prospectus, the Final Prospectus and the Supplementary Material, as applicable, complies in all material respects with the form requirements of Canadian Securities Laws.

(3) B2Gold will also deliver to the Underwriters, without charge, contemporaneously with, or prior to the filing of, the Final Prospectus, unless otherwise indicated:

(a) a copy of the Final Prospectus in the English language manually signed on behalf of B2Gold, by the persons and in the form required by Canadian Securities Laws;

(b) a copy of any Supplementary Material or other document filed with, or delivered to, the applicable Securities Commissions or the Exchange by B2Gold under Canadian Securities Laws in connection with the Offering;

(c) evidence satisfactory to the Underwriters that B2Gold has applied for the approval (or conditional approval) for the listing and posting for trading on the Exchange of the Shares, subject only to satisfaction by B2Gold of customary post-closing conditions imposed by the Exchange in similar circumstances (the "**Standard Listing Conditions**");

(d) in the case of the Final Prospectus, a "long-form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, which form has been agreed to by the Underwriters and their counsel on the date hereof, addressed to the Underwriters, from the B2Gold Auditor and based on a review completed not more than two Business Days prior to the date of such letter, with respect to financial and accounting information relating to B2Gold included in the Final Prospectus, which letter shall be in addition to the auditor's report contained in the Final Prospectus and any auditor's comfort letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under the Canadian Securities Laws. The B2Gold Auditor comfort letter shall further:

(i) state that the B2Gold Auditor is independent with respect to the Company within the meaning of Canadian Securities Laws;

(ii) state that in the opinion of the B2Gold Auditor, the audited financial statements of the Company included in the Final Prospectus comply in all material respects with the applicable accounting requirements of Canadian Securities Laws; and

(iii) address such other matters as the Underwriters shall request, acting reasonably, and consistent with such matters that have been provided in comparable offerings.

(4) Opinions, comfort letters and other documents substantially similar to those referred to in this section of this Agreement will be delivered to the Underwriters and B2Gold, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

Section 4 Material Changes During the Distribution of the Shares

(1) B2Gold will promptly inform the Underwriters in writing during the period prior to the completion of the Distribution of the Shares of the full particulars of:

(a) any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) (whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of B2Gold and its subsidiaries, considered on a consolidated basis;

(b) any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be;

(c) any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact; and

(d) any change in applicable laws, materially and adversely affecting, or which would reasonably be expected to materially and adversely affect, the condition (financial or otherwise), or the properties, business, prospects, affairs, operations, assets or liabilities of the Company and its subsidiaries on a consolidated basis, the Shares or the Distribution thereof;

which change or new material fact is, or would reasonably be expected to be, of such a nature as:

(e) to render any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact;

(f) would result in any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying in any material respect with any Applicable Securities Laws;

(g) would reasonably be expected to have a significant effect on the market price or value of any of the Shares or constitute a Material Adverse Effect; or

(h) would otherwise be material to a prospective purchaser of the Shares.

(2) The Company will notify the Underwriters promptly, and confirm the notice in writing:

(a) when any supplement to the Offering Documents shall have been filed;

(b) of any request by any Canadian Securities Commission to amend or supplement the Preliminary Prospectus or the Final Prospectus or for additional information;

(c) of the issuance by any Applicable Securities Commission or the Exchange of any order having the effect of ceasing or suspending the Distribution of the Shares or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. The Company will use reasonable commercial efforts to prevent the issuance of any such stop order or of any order preventing or suspending such order ceasing or suspending the Distribution of the Shares or the trading in the Shares of the Company and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

(3) B2Gold shall comply with sections 66 and 67 of the *Securities Act* (British Columbia) and with the comparable provisions of other Canadian Securities Laws, and B2Gold will use commercially reasonable efforts to prepare and will file promptly at the request of the Underwriters, any Supplementary Material, which, in the opinion of the Underwriters and their counsel, acting reasonably, may be necessary or desirable, and, until the Distribution of the Shares is complete, otherwise comply with all applicable filing and other requirements under Canadian Securities Laws arising as a result of such fact or change necessary to continue to qualify the Shares for Distribution in each of the Qualifying Jurisdictions. For greater clarity, sections 66 and 67 of the *Securities Act* (British Columbia) is appended hereto as Schedule "C".

(4) The Company and the Underwriters acknowledge that if the Company is required by Canadian Securities Laws to prepare and file a Prospectus Amendment at any time prior to the completion of the Distribution of the Shares, or if the Final Prospectus contains a misrepresentation, the Company will use commercially reasonable efforts to promptly prepare and file with the Securities Commissions any amendment or supplement thereto which in the opinion of the Underwriters and the Company, each acting reasonably, may be necessary or advisable under Canadian Securities Laws.

(5) In addition, if, during the period from the date hereof to the later of the Closing Date and the date of the completion of the Distribution of the Shares, it shall be necessary to file a Prospectus Amendment to comply with any Canadian Securities Laws, the Company shall, in co-operation with the Underwriters and their counsel, use commercially reasonable efforts to make any such filing as soon as reasonably possible.

(6) In addition to the provisions of Section 4(1) and Section 4(2), B2Gold will, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Section 4(1) and Section 4(2) that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Underwriters under Section 4 of this Agreement and will consult with the Underwriters with respect to the form and content of any

Supplementary Material proposed to be filed by B2Gold, it being understood and agreed that no such Supplementary Material will be filed with any Applicable Securities Commission or the Exchange until the Underwriters and their legal counsel have been given a reasonable opportunity to review and approve such material, acting reasonably.

Section 5 Due Diligence

Prior to the Time of Closing, and, if applicable, prior to the filing of any Supplementary Material, the Underwriters, their legal counsel, and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of B2Gold and its business operations, properties, assets, affairs and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may, in their sole discretion, require in order to fulfil their obligations under Applicable Securities Laws, and in that regard, B2Gold will make available to the Underwriters, their legal counsel and technical consultants, on a timely basis, all corporate and operating records, material contracts, reserve reports, technical reports, title reports, feasibility studies, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of B2Gold and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Time of Closing. All information requested by the Underwriters, their counsel and technical consultants in connection with the due diligence investigations of the Underwriters will be treated by the Underwriters, their counsel and technical consultants as confidential and will only be used in connection with the Offering. It shall be a condition precedent to the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the applicable Underwriters and filed in compliance with the Canadian Securities Laws for the purpose of the Offering.

Section 6 Conditions of Closing

The Underwriters' obligations under this Agreement (including the obligation to complete the purchase of the Shares or any of them) are conditional upon and subject to:

(1) *Canadian Legal Opinion.* The Underwriters receiving at the Time of Closing a favourable legal opinion from Lawson Lundell LLP, Canadian counsel to B2Gold, as to the qualification of the Shares for sale to the public in the Qualifying Jurisdictions in which such counsel is qualified to practice and as to certain other matters governed by the laws of jurisdictions in Canada in which they are qualified to practice and, in providing such opinion, such counsel may rely as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of B2Gold, to the effect set forth below:

(a) B2Gold having been incorporated and existing under the laws of the Province of British Columbia;

(b) B2Gold having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Final Prospectus and to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c) the authorized share capital of B2Gold;

(d) all necessary corporate action having been taken by B2Gold to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(e) this Agreement having been duly executed and delivered by B2Gold and constituting a legal, valid and binding obligation of, and being enforceable by the other parties to this Agreement against, B2Gold in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, or contribution and such other customary qualifications for an opinion of this nature);

(f) that the execution, delivery and consummation of this Agreement by B2Gold, and the issue, sale and delivery on the Closing Date of the Purchased Shares (subsequently the Over-Allotment Shares, if issued) to the Underwriters as contemplated herein, shall not constitute or result in a breach of or a default under, or create a state of facts which, after notice or lapse of time or both, constitutes or results in a breach of, or conflict with, any of the terms, conditions or provisions of the notice of articles or articles of B2Gold or any applicable laws of general application of the Province of British Columbia;

(g) all necessary corporate action having been taken by B2Gold to authorize the issuance and delivery of the Shares;

(h) all documents required to be filed by B2Gold and all proceedings required to be taken by B2Gold under Canadian Securities Laws having been filed and taken in order to qualify the Distribution of the Shares in each of the Qualifying Jurisdictions through investment dealers or brokers duly registered under the applicable laws thereof who have complied with the relevant provisions thereof;

(i) the attributes of the Shares conforming in all respects to the description thereof in the Final Prospectus;

(j) the Shares having been conditionally approved for listing on the Exchange subject only to the Standard Listing Conditions;

(k) the Purchased Shares (and subsequently the Over-Allotment Shares, if issued) having been validly issued by B2Gold as being fully-paid and non-assessable shares in the capital of B2Gold;

(l) the statements under the headings "Eligibility for Investment" in the Final Prospectus being true and correct; and

(m) With respect to Andean Avasca Resources Inc., as to:

(i) its due incorporation and valid existence;

(ii) its issued share capital; and

(iii) the ownership of its issued share capital,

in a form acceptable to counsel to the Underwriters, and Stikeman Elliott LLP, acting reasonably;

(2) *U.S. Legal Opinion.* At the Closing Time, the Underwriters shall have received the favourable opinion, dated the Closing Date, of Dorsey & Whitney LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, to the effect that it is not necessary in connection with the offer and sale of the Shares to purchasers in the United States to register the Shares issued to such persons under the U.S. Securities Act;

(3) *Colombian Opinion and Title Report.* The Underwriters receiving at the Time of Closing, from Colombian legal counsel to B2Gold:

(a) a favourable legal opinion with respect to Gramalote (Colombia) Limited (being the Colombian branch of Gramalote Limited), as to its due and valid registration in Colombia; and

(b) a title report as to the status of the Mineral Interests relating to the Gramalote, Quebradona and Miraflores properties;

all in a form acceptable to counsel to the Underwriters and Stikeman Elliott LLP, acting reasonably;

(4) *Russia Title Report.* The Underwriters receiving at the Time of Closing, from Russian legal counsel to B2Gold, a title report as to the status of the East and West Kupol licenses, in a form acceptable to counsel to the Underwriters and Stikeman Elliott LLP, acting reasonably;

(5) *British Virgin Islands Opinion.* The Underwriters receiving at the Time of Closing, a favourable legal opinion from British Virgin Islands legal counsel to B2Gold with respect to Gramalote Limited, as to:

(a) its due incorporation and valid existence;

(b) its issued and authorized share capital;

(c) the ownership of its issued share capital; and

(d) certain matters pertaining to corporate governance and decision-making,

all in a form acceptable to counsel to the Underwriters and Stikeman Elliott LLP, acting reasonably;

(6) *Bermuda Opinion.* The Underwriters receiving at the Time of Closing, a favourable legal opinion from Bermuda legal counsel to B2Gold with respect to Colombian Ventures Ltd. and Avasca Ventures Ltd., as to:

(a) their due incorporation and valid existence;

(b) their issued and authorized share capital; and

(c) the ownership of their issued share capital,

all in a form acceptable to counsel to the Underwriters and Stikeman Elliott LLP, acting reasonably;

(7) *Canadian Local Counsel Opinion.* The Underwriters receiving at the Time of Closing, favourable legal opinions of local Canadian counsel as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of the jurisdictions in Canada which Lawson Lundell LLP is not qualified to practice, in each case in a form acceptable in all reasonable respects to counsel to the Underwriters, Stikeman Elliott LLP, which form includes being separately delivered and not forming part of the opinion being delivered under Section 6(1);

(8) *Secretary Certificates.* The Underwriters having received certificates dated the Closing Date signed by the Corporate Secretary of B2Gold or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(a) the constating documents of B2Gold;

(b) the resolutions of the directors of B2Gold relevant to the Offering, allotment, issue (or reservation for issue) and sale of the Shares and, as applicable, the authorization of this Agreement, and the other agreements, exchange listings and transactions contemplated by this Agreement; and

(c) the incumbency and signatures of signing officers of B2Gold;

(9) *Certificates of Status.* B2Gold having delivered to the Underwriters, at the Time of Closing, certificates of status and/or compliance, where issuable under applicable law, for each of the Material Subsidiaries and B2Gold, each dated within two (2) Business Days (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(10) *Closing Certificates.* B2Gold having delivered to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and

signed by two senior officers of B2Gold, certifying for and on behalf of B2Gold, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a) B2Gold having complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b) no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Shares or any of the Company's issued securities having been issued and no proceeding for such purpose being pending or, to the knowledge of such officers, threatened by any Applicable Securities Commissions or the Exchange;

(c) subsequent to the respective dates as at which information is given in the Final Prospectus, there having not occurred a Material Adverse Effect, or any change or development involving a prospective Material Adverse Effect, or the coming into existence of a new material fact, other than as disclosed in the Final Prospectus; and

(d) the representations and warranties of B2Gold contained in this Agreement and in any certificates of B2Gold delivered pursuant to or in connection with this Agreement to the extent qualified by materiality or Material Adverse Effect, shall be true and correct and, to the extent not qualified by materiality or Material Adverse Effect, shall be true and correct in all material respects, in each case as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;

(11) *Certificate of Transfer Agent.* B2Gold having delivered to the Underwriters at the Time of Closing, a certificate of Computershare Investor Services Inc., as registrar and transfer agent of the common shares, which certifies the number of common shares issued and outstanding on the date prior to the Closing Date;

(12) *Bring Down Auditor Comfort Letters.* B2Gold having caused the B2Gold Auditor to deliver to the Underwriters at the Time of Closing a comfort letter or comfort letters, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) Business Days prior to the Closing Date, the information contained in the comfort letter referred to in Section 3(3)(d);

(13) *Lock-Up Agreements.* The Underwriters having received at the Time of Closing the lock-up agreements referred to in Section 14 from every shareholder of the Company holding, directly or indirectly and together with its associates and affiliates, common shares and securities exercisable into common shares, representing in the aggregate more than 2% of the common shares of the Company issued and outstanding prior to the Closing Date as well as every director and executive officer of the Company.

(14) *No Termination.* The Underwriters not having exercised any rights of termination set forth in Section 15;

(15) *Adverse Proceedings.* At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Shares and no proceeding for such purpose being pending or, to the knowledge of the Company, threatened by any Applicable Securities Commissions or the Exchange;

(16) *Exchange.* At the Closing Time, the Shares having been listed, or conditionally listed, for trading on the Exchange; and

(17) *Other Documentation.* The Underwriters having received at the Time of Closing such further certificates, opinions of counsel and other documentation from B2Gold as may be contemplated herein or as the Underwriters or their counsel may reasonably require, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for B2Gold to obtain and deliver such certificate, opinion or document, and in any event, at least two full Business Days prior to the Time of Closing.

Section 7 Representations and Warranties of B2Gold

(1) B2Gold hereby represents and warrants to the Underwriters, intending that the same may be relied upon by the Underwriters, that:

(a) *Good Standing of B2Gold.* B2Gold has been duly incorporated or organized and is validly existing under the laws of its jurisdiction of incorporation, or under the laws of the jurisdiction in which it was organized, and has all requisite corporate power and capacity to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement; and that the Company is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(b) *Good Standing of Subsidiaries.* At the Time of Closing, B2Gold's only material subsidiaries will be the Material Subsidiaries. At the Time of Closing, each Material Subsidiary will be a corporation or entity incorporated, registered or established, organized and existing under the laws of the jurisdiction of its incorporation or creation, will be current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation and will have the requisite corporate power and capacity to own, lease and

operate its properties and to conduct its business as now carried on by it, and will be duly qualified to transact business and will be in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so current and up-to-date in filings, to have such power and capacity or to be so qualified would not reasonably be expected to result in a Material Adverse Effect. At the Time of Closing, except for the Shares of Gramalote Limited which are held in escrow and only 25% of which are beneficially owned by the Company all of the issued and outstanding shares in the capital of each Material Subsidiary will have been duly authorized and validly issued, will be fully paid and non-assessable (if applicable) and will be directly or indirectly beneficially owned by B2Gold, free and clear of any Lien; and to the knowledge of the Company none of the outstanding shares of the capital stock of any Material Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. Other than as disclosed in the Final Prospectus, there exist no options, warrants, purchase rights, or other contracts or commitments that could require B2Gold to sell, transfer or otherwise dispose of any capital stock of any Material Subsidiary. No act or proceeding has been taken by or against the Material Subsidiaries in connection with their liquidation, winding-up or bankruptcy.

(c) *Compliance with Canadian Securities Laws.* At all times up to and including any Closing Time:

(i) the information and the statements contained in each of the Offering Documents:

(A) are true and correct in all material respects and contain no misrepresentation; and

(B) constitute full, true and plain disclosure of all material facts relating to the Shares, and B2Gold and its Material Subsidiaries considered as a whole;

(ii) no material fact has been omitted from any of the Offering Documents that is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made, except that the representations and warranties contained in paragraph (i) and this paragraph (ii) do not apply to statements relating solely to the Underwriters or furnished by the Underwriters concerning the Underwriters under the section "Plan of Distribution" contained in the applicable Offering Documents; and

(iii) the Final Prospectus and the Supplementary Material, as applicable, complies in all material respects with the form requirements of Canadian Securities Laws.

(d) *Share Capital of B2Gold.* The share capital of B2Gold described under the heading "Description of Share Capital" in the Final Prospectus is a true and accurate summary of the rights, privileges and restrictions attaching to B2Gold's share capital. At the Time of Closing, but prior to giving effect to the issuance of any Shares, the issued share capital of B2Gold will consist only of common shares, and no other equity or voting shares.

(e) *Authorization and Description of Shares.* At the Time of Closing, the Shares will have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and when issued and delivered by B2Gold pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable common shares in the capital of B2Gold. Except as disclosed in the sixth paragraph of this Agreement, the issuance of the Shares is not subject to the pre-emptive rights of any shareholder of B2Gold (or such rights have been irrevocably waived), and all corporate action required to be taken by B2Gold for the authorization, issuance, sale and delivery of the Shares has been validly taken at the date hereof.

(f) *Absence of Rights.* No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of B2Gold or any other agreement or option, for the issue or allotment of any unissued shares of B2Gold or any other security convertible into or exchangeable for any such shares or to require B2Gold to purchase, redeem or otherwise acquire any of the issued and outstanding shares of B2Gold, except as otherwise disclosed in the Offering Documents.

(g) *Financial Statements.* The Financial Information included in the Offering Documents and the notes thereto,

(i) present fairly, in all material respects, the financial position of B2Gold and its subsidiaries (on a consolidated basis) for the periods specified in such Financial Information;

(ii) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to each of the periods covered by the Financial Information; and

(iii) have been prepared in conformity with Canadian GAAP applied on a consistent basis throughout the periods involved.

(h) *Liabilities.* Neither B2Gold nor its subsidiaries, have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Information or referred to or disclosed herein or in the Offering

Documents, other than liabilities, obligations, or indebtedness or commitments which would not have a Material Adverse Effect.

(i) *No Default*. The Company is not in default or breach or violation of, and the execution and delivery of, and the performance of, and compliance with, the terms of this Agreement do not and will not:

(i) result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, or resolutions of the Company, any applicable laws, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach would reasonably be expected to have a Material Adverse Effect; or

(ii) create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any subsidiary is a party or by which it is bound which, upon exercise of such right, would reasonably be expected to have a Material Adverse Effect;

(j) *Independent Accountants*. To the knowledge of the Company, the accountants who reported on and certified the Financial Information are independent with respect to the Company within the meaning of applicable Canadian Securities Laws.

(k) *Accounting Controls*. B2Gold and each of its Material Subsidiaries maintains, and will maintain, at all times prior to the Closing Date a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS"), as issued from time to time by the International Accounting Standards Board, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(l) *Mineral Interests*. With respect to the Material Projects:

(i) All interests in mining claims, mineral or exploration licences or concessions, and exploitation, extraction or other mineral property rights ("**Mineral Interests**") of the Company or the Material

Subsidiaries that are held by the Company or its Material Subsidiaries in respect of the Material Projects, are in good standing, are valid and enforceable, are free and clear of any material liens or charges and no material royalty is payable in respect of any of them, except as set out in the Offering Documents or other than would not reasonably be expected to have a Material Adverse Effect.

(ii) Except as set out in the Offering Documents and except for pending applications for the issuance, extension, modification or transfer of Mineral Interests, no other property rights are necessary for the conduct of the Company's or the Material Subsidiaries' exploration activities as disclosed in the Offering Documents in respect of the Material Projects; and except as set out in the Offering Documents, there are no material restrictions on the ability of the Company or the Material Subsidiaries to use, transfer or otherwise exploit any such property rights in respect of the Material Projects except for customary restrictions or as required by applicable law.

(iii) Except as disclosed in the Offering Documents and except for pending applications for the issuance, extension, modification or transfer of Mineral Interests, the Material Subsidiaries are the owners of Mineral Interests in respect of the Material Projects necessary to carry on their current and proposed exploration activities as disclosed in the Offering Documents, and the material Mineral Interests in respect of the Material Projects held by the Company or its Material Subsidiaries cover the properties required for such purposes.

(m) *Drilling and Historical Exploration Information.* Except as disclosed in the Offering Documents, the information set forth in the Offering Documents relating to the drilling and historical exploration of the Material Projects have been reviewed and verified by the authors described under the heading "*Interests of Experts*" and, to the knowledge of the Company such information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*", and the information upon which the drilling and historical explorations information was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof.

(n) *Environmental Laws.* Except as described in the Offering Documents, to the knowledge of B2Gold, (a) neither B2Gold nor any of the Material Subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife,

including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**") except where such violations would not be reasonably expected to have a Material Adverse Effect, (b) B2Gold and the Material Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected to have a Material Adverse Effect, and (c) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against B2Gold or any of the Material Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(o) *Possession of Licenses and Permits.* B2Gold and the Material Subsidiaries possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the Mineral Interests in respect of the Projects held by the Company and other property interests and to conduct the business now operated, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect or where such failure has been disclosed or referred to in the Offering Documents. B2Gold and the Material Subsidiaries are in compliance, in all material respects, with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect. Neither B2Gold nor any of the Material Subsidiaries have received any notice of proceedings relating to the revocation or material modification of any such Governmental Licenses.

(p) *Insurance.* B2Gold and each Material Subsidiary maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance.

(q) *Executive Compensation.* The directors and officers of B2Gold and their compensation arrangements with B2Gold or its Material Subsidiaries, whether as directors, officers or employees of B2Gold or its Material Subsidiaries, are as disclosed in the Offering Documents.

(r) *Employee Indebtedness.* No employee, officer, or director (or affiliate of such Person) of the Company or its Subsidiaries, or to the knowledge of the Company, any shareholder of the Company, is indebted to any of the Company or its Subsidiaries, nor are any of the Company or its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of B2Gold or its Material Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees.

(s) *Interest in Material Transactions.* Except as disclosed in the Offering Documents and pursuant to any employment, option and similar arrangements, none of the directors, officers or employees of any of the Company or its Material Subsidiaries, owns, directly or indirectly, more than 10% of any class of securities of any of the Company or its Material Subsidiaries, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or its Material Subsidiaries which, as the case may be, has, or would have a Material Adverse Effect.

(t) *Significant Acquisitions.* No acquisitions have been made by any of the Company or its Material Subsidiaries since incorporation of the Company that are "significant acquisitions" (within the meaning of Canadian Securities Laws), and none of the Company or its Material Subsidiaries is a party to any contract with respect to any transaction that would constitute a "proposed acquisition" (within the meaning of Canadian Securities Laws), in each case which would require disclosure in the Final Prospectus in accordance with Canadian Securities Laws.

(u) *Material Contracts.* All of the Material Contracts have been disclosed in the Offering Documents and if required under the Canadian Securities Laws have been or will by the Time of Closing be filed with the applicable Securities Commissions. Neither B2Gold nor any Material Subsidiary has received notification from any party claiming that B2Gold is in material breach or default under any Material Contract.

(v) *No Material Adverse Effect.* Since August 31, 2007, (a) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of B2Gold and the Material Subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business which would give rise to a Material Adverse Effect, and (b) there have been no transactions entered into by B2Gold or any of the Material Subsidiaries, other than those in the ordinary course of business, which are material with respect to B2Gold and the Material Subsidiaries considered as one enterprise, in each case, except as disclosed in the Offering Documents.

(w) *Absence of Proceedings.* There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of B2Gold, threatened against or affecting B2Gold or any Material Subsidiary, which is required to be disclosed in the Offering Documents and which is not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or which if determined adversely would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by B2Gold of its obligations hereunder.

(x) *Absence of Defaults and Conflicts.* Neither the Company nor any of its subsidiaries is in violation of its constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, "**Agreements and Instruments**"), except where such violation, default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein (including the authorization, issuance, sale and delivery of the Purchased Shares and the use of the proceeds from the sale of the Purchased Shares as described in the Offering Documents under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder, have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any subsidiary pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the charter or by-laws of the Company or any subsidiary or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations, except for such violations or conflicts, breaches or defaults or Repayment Events that would not reasonably be expected to have a Material Adverse Effect. As used herein, a "**Repayment Event**" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

(y) *Labour.* No labour dispute with the employees of the Company or any Material Subsidiary, exists or, to the knowledge of the Company, is

threatened. Neither the Company nor any Material Subsidiary is a party to any collective bargaining agreement and no action has been taken or, to the knowledge of the Company, is pending to organize any employees of the Company or any Material Subsidiary.

(z) *Forms of Certificates.* The form of the certificate representing the Shares has been duly approved by the Company and complies with the provisions of the *Business Corporations Act* (British Columbia).

(aa) *Transfer Agent.* Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares.

(bb) *Absence of Further Requirements.* To the knowledge of the Company and based on the advice of counsel, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the proposed Distribution, issuance or sale of the Shares in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Canadian Securities Laws.

(cc) *Unlawful Payment.* To the knowledge of the Company, neither B2Gold nor any of its Material Subsidiaries nor, any employee or agent of B2Gold or any Material Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a Material Adverse Effect.

(dd) *Brokerage Fees.* Other than the Underwriters, there is no person, firm or corporation acting or, to the knowledge of B2Gold, purporting to act at the request of B2Gold, who is entitled to any brokerage or finder's fees in connection with the Offering contemplated herein.

(ee) *Taxes.* All tax returns, reports, elections, remittances and payments of the Company and of its Material Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), other than for taxes being contested in good faith, and are substantially true, complete and correct and all taxes of the Company and of its Material Subsidiaries (other than taxes being contested in good faith) have been paid or accrued in the Company's financial statements, except in each case for any failures that would not have a Material Adverse Effect.

(ff) *Materials Provided by the Company.* All information and documentation concerning the Company, the Shares and the Offering that has been provided in respect of the Underwriter's due diligence or otherwise provided in writing to the Underwriters on their request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein.

(gg) *Underwriting Agreement.* This Agreement has been duly authorized, executed and delivered by B2Gold and is a legal, valid and binding obligation of, and is enforceable against, B2Gold in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy).

(hh) *Directors and Officers.* Except as disclosed in the Offering Documents, to the knowledge of B2Gold, none of the directors or officers of B2Gold are now, or have ever been in the periods for which disclosure of such is required in the Offering Documents, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(ii) *No Cease Trade Orders.* No securities commission or any similar regulatory authority in any jurisdiction in which the Company's securities are listed for trading has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, and no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened, and the Company is not in default of any requirement of Applicable Securities Laws which would have a Material Adverse Effect on the Offering or the Company.

(jj) *Status in the U.S.* B2Gold makes the representations, warranties and covenants applicable to it in Schedule "A" hereto and acknowledges that the terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" form part of this Agreement.

Section 8 Representations and Warranties of the Underwriters

(1) Each Underwriter hereby severally, and not jointly, represents and warrants that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under the relevant Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(b) it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c) this Agreement is a legal, valid and binding obligation of, and is enforceable against, it in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy); and

(d) each Underwriter makes the representations, warranties and covenants applicable to it in Schedule "A" hereto and acknowledges that the terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" form part of this Agreement.

(2) The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement but shall terminate on the completion of the Distribution of the Shares.

Section 9 Additional Covenants of B2Gold

In addition to any other covenant of B2Gold set forth in this Agreement, B2Gold covenants with the Underwriters that:

(a) *Stock Exchange Listing.* B2Gold will file or cause to be filed with the Exchange all necessary documents and will take, or cause to be taken, all commercially reasonable steps to ensure that the Shares have been approved (or conditionally approved) for listing and for trading or quotation on the Exchange prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by B2Gold of the Standard Listing Conditions, and B2Gold shall thereafter, fulfill the Standard Listing Conditions within the time period prescribed by the Exchange (as applicable);

(b) *Other Filings.* B2Gold will make all necessary filings, use commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and B2Gold will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement;

(c) *Press Releases.* Subject to compliance with applicable law, any press release of B2Gold relating to the Offering will be provided in advance to Genuity on behalf of the Underwriters, and B2Gold will use its reasonable commercial efforts to agree to the form and content thereof with Genuity on behalf of the Underwriters, prior to the release thereof; and

(d) *Use of Proceeds*. B2Gold confirms its intention to use the net proceeds from the purchase and sale of the Shares in accordance with the descriptions set forth under the heading "Use of Proceeds" in the Final Prospectus. The Underwriters acknowledge that there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

(e) *Marketing*. The Company will ensure that appropriate senior management personnel are available to participate in the marketing of the Offering including assisting the Underwriters in the preparation of marketing materials and attendance at road shows and investor meetings.

Section 10 Covenants of the Underwriters

(1) The Underwriters hereby severally, and not jointly nor jointly and severally, covenant and agree with B2Gold the following:

(a) *Offering Jurisdictions and Offering Price*. During the period of Distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell Shares only in the Offering Jurisdictions or where they may lawfully be offered for sale or sold at the Offering Price. For the purposes of this Section 10(1)(a), the Underwriters shall be entitled to assume that the Shares are qualified for Distribution in any Qualifying Jurisdiction where an MRRS Decision Document for the Final Prospectus shall have been obtained from the applicable Canadian Securities Commission following the filing of the Final Prospectus.

(b) *Compliance with Securities Laws*. The Underwriters will comply with the relevant Applicable Securities Laws in connection with the offer to sell, sale and the Distribution of the Shares.

(c) *Completion of Distribution*. The Underwriters will use their reasonable commercial efforts to complete the Distribution of the Shares as promptly as possible after the Time of Closing and all parties agree that the Distribution of the Shares shall be deemed to have been completed at 5:00 p.m. (Vancouver time) on the Over-Allotment Closing Date. The Underwriters will promptly notify B2Gold when, in the Underwriters' opinion, the Underwriters have ceased the Distribution of the Shares, and, within 30 days after completion of the Distribution, will provide B2Gold, in writing, with a written breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with that Canadian Securities Commission.

(d) *Sales Outside the Qualifying Jurisdictions*. The Underwriters will not directly or indirectly, solicit offers to purchase or sell the Shares or deliver any Offering Document so as to require registration of the Shares or filing of a prospectus or registration statement with respect to those Shares or which may subject

the Company to continuous disclosure obligations under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States. Any offer or sales of Shares in the United States will be made in accordance with the terms and conditions set out in Schedule "A" to this Agreement.

(e) *Liability on Default.* No Underwriter shall be liable to B2Gold under this Section 10 with respect to a default by any of the other Underwriters.

Section 11 Closing

(1) *Location of Closing.* The Offering of the Purchased Shares will be completed at the offices of Lawson Lundell LLP in Vancouver, British Columbia at the Time of Closing on the Closing Date.

(2) *Certificates.* At the Time of Closing, subject to the terms and conditions contained in this Agreement, B2Gold shall deliver to Genuity on behalf of the Underwriters certificates representing the Shares against payment of the purchase price by wire transfer dated the Closing Date payable to B2Gold or as it may otherwise direct. B2Gold will, at the Time of Closing and upon such payment of the aggregate Offering Price to B2Gold, make payment in full of the Underwriting Fee which shall be made by B2Gold directing Genuity to withhold the Underwriting Fee from the payment of the aggregate Offering Price. Certificates shall be registered in such names as Genuity on behalf of the Underwriters may request at least 24 hours prior to the Time of Closing.

Section 12 Over Allotment Option Closing

(1) *Closing.* In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Over-Allotment Shares are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Over-Allotment Shares shall be made at the offices mentioned in Section 11 above, or at such other place as shall be agreed upon by the Underwriters and the Company, on the Over-Allotment Closing Date as specified in the written notice from the Underwriters to the Company giving notice of the exercise of the Over-Allotment Option.

(2) *Payments and Certificates.* At the Time of Closing, if any, for the exercise of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Company shall deliver to the Underwriters certificates representing the Over-Allotment Shares against payment of the aggregate purchase price for the Over-Allotment Shares by wire transfer dated the Over-Allotment Closing Date payable to the Company or as it may otherwise direct. The Company will, at the time of the Over-Allotment Closing Date and upon such payment of the purchase price to the Company, make payment in full of the Underwriting Fee in respect of the Over-Allotment Shares.

Section 13 Compensation of the Underwriters

(1) *Underwriting Fee on Shares.* B2Gold shall pay to the Underwriters at the Time of Closing of the Purchased Shares a fee equal to $0.15 per Share sold (the "**Underwriting Fee**") pursuant to the terms of this Agreement (being 6% of the aggregate gross cash proceeds received from the sale of each of the Shares) in consideration of the services to be rendered by the Underwriters in connection with the Offering, provided that no Underwriting Fee shall be payable in respect of any Shares issued to Kinross under the Kinross Option.

(2) *Underwriting Fee on Over-Allotment Shares.* B2Gold shall pay to the Underwriters at the Time of Closing of the Over-Allotment Option, if any, the Underwriting Fee per Over-Allotment Shares purchased, provided that no Underwriting Fee shall be payable in respect of any Over-Allotment Shares issued to Kinross under the Kinross Option.

Section 14 Lock-Up Agreements

The Company hereby covenants and agrees with the Underwriters that it will cause every shareholder of the Company holding, directly or indirectly and together with its associates and affiliates, common shares and securities exercisable into common shares, representing in the aggregate more than 2% of the common shares of the Company issued and outstanding prior to the Closing Date as well as every director and executive officer of the Company to enter into the form of lock-up agreement attached hereto as Schedule "B".

Section 15 Termination Rights

(1) All conditions set out in this Agreement shall be construed as conditions and any material breach or material failure by B2Gold to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Shares by written notice to that effect given to B2Gold prior to the Time of Closing on the Closing Date. B2Gold shall use its reasonable commercial efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2) In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Agreement by B2Gold, each Underwriter (acting reasonably) shall be entitled, at its option, to terminate and cancel, without any liability on the part of such Underwriter, its obligations under this Agreement to purchase the Shares by giving written notice to B2Gold at any time at or prior to the Time of Closing on the Closing Date:

   (a) if a general moratorium on commercial banking activities in Vancouver should be declared by the relevant authorities;

(b) if, in relation to B2Gold, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced, or any order or ruling is issued by any exchange or market, or any other securities regulatory authority of the Offering Jurisdictions which would reasonably be expected to have a material impact on the success of the Offering;

(c) if any law or regulation under or pursuant to any statute of the Offering Jurisdictions, is promulgated or changed which law or regulation, in the reasonable opinion of the Underwriters (or any of them), operates to prevent or materially restrict trading of the Shares or the Distribution of the Shares or would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Shares;

(d) if, after the date hereof and prior to the relevant Time of Closing, the state of financial markets in Canada, the United States or elsewhere where the Shares are marketed is such that, in the Underwriters' reasonable opinion (or any of them), the Shares cannot be marketed profitably;

(e) if there is, in the reasonable opinion of the Underwriters (or any of them), a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect;

(f) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), which, in the Underwriters' reasonable opinion (or any one of them), (i) materially adversely affects or involves, or will materially adversely affect or involve, the financial markets of the Offering Jurisdictions and prevent or materially restrict the trading of the Common Shares or the Distribution of the Shares, or (ii) would reasonably be expected to result in a Material Adverse Effect; or

(g) if B2Gold is in material breach of any term, condition or covenant of this Agreement, or any representation or warranty given by B2Gold in this Agreement becomes or is false in any material respect.

(3) If the obligations of any Underwriter are terminated under this Agreement pursuant to these termination rights, the liability of B2Gold to such Underwriter shall be limited to the obligations under Section 15, Section 16, and Section 17. For greater certainty, in the event that the obligations of any Underwriter are terminated under this Agreement, B2Gold shall have no further obligations to such Underwriter pursuant to Section 20.

Section 16 Indemnity

(1) B2Gold (for the purposes of this Section 16, the "**Indemnifier**") covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their

respective U.S. Affiliates, and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter or its U.S. Affiliates (individually, an **"Indemnified Party"** and collectively, the **"Indemnified Parties"**), against all losses (other than loss of profits), claims, damages, suits, liabilities, costs, damages, or expenses caused or incurred, whether directly or indirectly, by reason of:

(a) any statement (except for statements relating solely to the Underwriters and furnished by them specifically for use in any of the Offering Documents) contained in the Offering Documents, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any misstatement of a material fact;

(b) the omission or alleged omission to state in the Offering Documents, or any certificate of B2Gold delivered hereunder or pursuant hereto, any material fact (other than a material fact relating solely to the Underwriters) required to be stated therein or necessary to make any statement therein not misleading;

(c) any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents, (except for information and statements or omissions relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) that prevents or restricts the trading in any of B2Gold's securities or the Distribution or Distribution to the public, as the case may be, of any of the Shares in any of the Offering Jurisdictions;

(d) if a cease trading order is made by any securities regulatory authority or other competent authority by reason of the fault of B2Gold or its respective directors, officers and agents and such cease trading order is not rescinded, removed or terminated within three Business Days;

(e) B2Gold not complying with any requirement of Applicable Securities Laws or Exchange requirements in connection with the transactions herein contemplated including B2Gold's non-compliance with any statutory requirement to make any document available for inspection;

(f) any breach of a representation or warranty of B2Gold contained in this Agreement, to the extent such representation or warranty is qualified by materiality or Material Adverse Effect, and any material breach of a representation or warranty of B2Gold, to the extent such representation or warranty is not qualified by materiality or Material Adverse Effect, or

(g) the failure of B2Gold to comply with any of its other obligations hereunder in any material respect.

(2) If any matter or thing contemplated by this section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifier as soon as possible of the nature of such claim (provided that omission to so notify the Indemnifier will not relieve the Indemnifiers of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Indemnifier is materially prejudiced by such omission) and the Indemnifier shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Indemnifier or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(3) In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party's behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Indemnifier and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Indemnifier and such Indemnified Party by the same legal counsel would, in the opinion of such counsel to the Indemnifier, be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Indemnifier to the extent that they have been reasonably incurred, provided that in no circumstances will the Indemnifier be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(4) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5) The rights of indemnity contained in this section and the obligations of the Indemnifier contained in this section shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any amendment or supplement to the Offering Documents which corrects any misrepresentation, untrue statement or omission or alleged misrepresentation, untrue statement or omission that is the basis of a claim by a party against such Indemnified Party and that is required, under the applicable securities legislation or regulations, to be delivered to such party by the Underwriters. Each Indemnified Party also agrees that the Indemnifier shall have not have any liability (whether direct or indirect, in contract or tort or otherwise) to any Indemnified Party or any person asserting claims on behalf of or in right of the Indemnified Party for or in connection with the matters provided for herein if such losses, expenses, claims, actions, damages, fines, penalties or liabilities incurred by the Indemnified Party are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the negligence, wilful misconduct, fraud or fraudulent misrepresentation of such Indemnified Party.

(6) The rights of indemnity contained in this section and the obligations of the Indemnifier contained in this section shall not enure to the benefit of any Indemnified Party to the extent that any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any Offering Document in reliance upon and in conformity with written information concerning the Underwriters furnished to B2Gold by the Underwriters in writing specifically for use therein under the heading "Plan of Distribution" contained in the Offering Documents.

(7) B2Gold shall not be liable under this section for any settlement of any claim or action effected without its prior written consent, which shall not be unreasonably withheld.

Section 17 Contribution

In the event that the indemnity provided for in Section 16 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Indemnifier shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by B2Gold to such Underwriter bears to the gross proceeds realized by B2Gold from the Distribution, whether or not the Underwriters have been sued together or separately, and the Indemnifier shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, and liabilities giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of negligence, wilful misconduct, fraud or fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 18 Expenses

Whether or not the Offering is completed, the Company will be solely responsible for all expenses related to the Offering, including printing costs, filing fees, roadshow expenses, the Underwriters' reasonable "out of pocket costs", and all fees and disbursements of the Underwriters' counsel. Any expenses for which the Underwriters are

seeking reimbursement from the Company must be accompanied by such documentary proof of expenditure as the Company may reasonably require.

Section 19 Liability of the Underwriters

(1) The obligation of the Underwriters to purchase the Purchased Shares (or the Over-Allotment Shares, if the Over-Allotment Option is exercised) in connection with the Offering at the Time of Closing on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages of the Purchased Shares to be purchased at any such time:

Genuity	23%
Canaccord Capital Corporation	23%
GMP Securities L.P.	23%
BMO Nesbitt Burns Inc.	12%
Orion Securities Inc.	12%
Haywood Securities Inc.	7%

(2) If one of the Underwriters fails to purchase its applicable percentages of the aggregate amount of the Purchased Shares (or the Over-Allotment Shares, if the Over-Allotment Option is exercised) at the Time of Closing, the other Underwriters shall have the right, but shall not be obligated (subject to the following sentence), to purchase, all but not less than all, of the applicable Shares which would otherwise have been purchased by the Underwriter that failed to purchase as the non-defaulting Underwriters may agree. If no such agreement between the non-defaulting Underwriters has been made and the number of Shares to be purchased by the defaulting Underwriter does not exceed 10% of the Shares, the non-defaulting Underwriters will be obligated to purchase the defaulted Shares on the terms set out in this Agreement in proportion to their obligations under this Agreement as set forth in Section 19(1). If, with respect to the Shares, the non-defaulting Underwriters do not assume the entire obligation of the defaulting Underwriter and the Shares to be purchased by the defaulting Underwriter(s) exceed 10% of the Shares (the Shares in respect of which the defaulting Underwriter(s) fail to purchase and the non-defaulting Underwriters do not elect to purchase being hereinafter called the **"Default Securities"**), B2Gold shall have the right to either (i) proceed with the sale of the Shares (less the Default Securities) to the non-defaulting Underwriters, or (ii) terminate its obligations hereunder without liability to the non-defaulting Underwriters except under Section 15, Section 16, and Section 17. For greater certainty, if any Underwriter is a defaulting Underwriter, B2Gold shall have no further obligations to such Underwriter pursuant to Section 20.

Section 20 Alternative Transaction

(1) In the event that the Offering is terminated by the Company for any reason whatsoever, in addition to any amounts owing to Genuity by the Company under any other existing agreements, in the event the Company or any of its subsidiaries

agrees to or enters into a definitive agreement in respect of an Alternative Transaction (as defined below), at any time prior to November 1, 2008, then the Company agrees to pay a compensation fee (the "Alternative Transaction Fee") to the members of the underwriting syndicate of the Offering, (other than any Underwriters that have been engaged under a separate letter agreement to act as financial advisor to the Company with respect to the Alternative Transaction and have waived the Alternative Transaction Fee), equal to the fee payable to the Underwriters if the Offering had been completed, which amount will be due and payable upon the closing of the Alternative Transaction.

(2) An "Alternative Transaction" means a transaction (other than the Offering or a transaction contemplated by this Agreement) involving:

(a) the issuance, transfer or agreement to issue or transfer securities of the Company, which securities represent greater than a 35% equity interest on a fully-diluted basis, except in the case of an issuance of shares to acquire assets of a third party;

(b) a material transaction involving the Company including a merger, amalgamation, arrangement or other form of business combination or transaction with a third party which would result in more than a 50% direct or indirect interest in the business, assets or equity of the Company being directly or indirectly transferred or agreed to be transferred to one or more arm's length third parties; or

(c) the sale, lease or exchange of all or substantially all of the business or assets of the Company to one or more arm's length third parties.

(3) Any amounts payable under this section will constitute liquidated damages of the Underwriters not participating in the Alternative Transaction, resulting from the failure to complete the Offering, will not constitute a penalty and will be paid to Genuity on behalf of the other Underwriters by certified cheque or wire transfer on the announcement of the Alternative Transaction.

Section 21 Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section 15, may be taken by Genuity on behalf of themselves and the other Underwriters, and the execution of this Agreement by B2Gold shall constitute B2Gold's authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Shares to, or to the order of, Genuity.

Section 22 Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. In the

event of any dispute regarding this Agreement, the parties submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Section 23 Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of B2Gold, the Underwriters and the U.S. Affiliates herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the issuance of the Shares and shall continue in full force and effect, regardless of the closing of the sale of the Shares and regardless of any investigation which may be carried on by B2Gold, the Underwriters, the U.S. Affiliates or on any of their behalf, for a period of 12 months following the Closing Date. Without limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, subject only to the limitation requirements of applicable law.

Section 24 Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a) to B2Gold at:

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1J1

Attention: Clive Johnson, President and Chief Executive Officer
Facsimile No.: 604-681-6209

with a copy (for informational purposes only and not constituting notice) to:

Lawson Lundell LLP
Suite 1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention: Nathan Daniels
Facsimile No.: 604-669-1620

(b) to the Underwriters at:

Genuity Capital Markets
1068 – 550 Burrard Street

Bentall Five, PO Box 16
Vancouver, British Columbia
V6C 2B5

Attention: Ted Hirst
Facsimile No.: 604-331-1446

with a copy to:

Stikeman Elliott LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Neville McClure
Facsimile No.: 604-681-1825

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been sent (with receipt confirmed).

Section 25 Counterpart Signature

This Agreement may be executed in one or more counterparts (including counterparts by facsimile), which together shall constitute an original copy hereof as of the date first noted above.

Section 26 Time Of The Essence

Time shall be of the essence in this Agreement.

Section 27 Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

Section 28 Successors and Assigns

This Agreement will enure to the benefit of and be binding upon the parties to this Agreement and their successors and permitted assigns, provided that no party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other parties.

Section 29 Amendment

This Agreement may not be amended or modified in any way except with the prior written consent of all parties.

Section 30 Entire Agreement

This Agreement, together with the provisions of the engagement letter made on October 26, 2007 between B2Gold and Genuity which survive termination of that agreement, constitute the entire agreement between the Underwriters, and B2Gold relating to the subject matter hereof and, subject to the foregoing, supersedes all prior agreements between the Underwriters and B2Gold.

[the remainder of this page is intentionally blank]

7

SUMMARY REPORT ON THE

QUEBRADONA PROPERTY

Department of Antioquia, Colombia

Mineral Exploration Contracts
5881 and 6359
with additional in-process applications

Approximate Geographic Coordinates
5°44'00"N, 75°45'00"W

Prepared for

B2GOLD CORP.
Suite 3100, Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC V7X 1J1

By
John Gorham, P. Geol. and Jody Dahrouge, P.Geol.
Dahrouge Geological Consulting Ltd.
18, 10509 - 81 Ave
Edmonton, Alberta T6E 1X7

October 22, 2007

TABLE OF CONTENTS

Page

LIST OF TABLES

LIST OF ILLUSTRATIONS

LIST OF APPENDICES

1. SUMMARY

The Quebradona property consists of a contiguous block of 9,695.72 hectares of mineral exploration contracts and 12,495.89 hectares of exploration applications, located in the Republic of Colombia, South America, and registered in the name of Sociedad Kedahda S.A. and Avasca Ventures Ltd. Sociedad Kedahda S.A. and Avasca Ventures Ltd. are 100% owned subsidiaries of AngloGold Ashanti Ltd. and B2Gold Corp., respectively. The mineral contracts and applications form a polygon centered at *ca.* 5°44'00"N and 75°45'00"W. Geographically, the mineral titles are located within the Municipalities of Jerico and Tamesis, Department of Antioquia, some 220 kilometres NW of the Colombian capital of Bogota or alternatively, some 60 kilometres to the SSW of the city of Medellin. This report was completed at the request of B2Gold Corp., in order to comply with the standards set out in National Instrument 43-101 of the Canadian Securities Administrators. In this report, references to B2Gold Corp include its subsidiaries. AngloGold Ashanti Ltd. has granted B2Gold Corp. an option to earn up to a 51% interest in the Quebradona property.

The Quebradona property is located overlooking the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera. The topography of the region is mountainous, characterized by high-relief, vegetated mountains and steeply incised active drainages. The geological evolution of the region is complex, being linked to aggressive, collisionary Meso-Cenozoic tectonism associated with Northern Andean Block assembly along the Romeral fault and suture system. The accretion of various allochthonous terranes in western Colombia during the Miocene incited deformation, uplift, magmatism and erosion. Metallogenesis in the Quebradona district is intimately linked to magmatic arc development in the Middle Cauca region during the mid to late Miocene.

The property is entirely underlain by a thick sequence of basaltic, bas-andesitic and andesitic volcanic rocks belonging to the 12 – 14 Ma Combia Formation. The Combia volcanics are cut by numerous intrusive bodies including fine-grained diorites, and hypabyssal porphyritic stocks and dykes of dioritic to granodioritic in composition, contained within a *ca.* six kilometre diameter circular structure which can be interpreted as a volcanic caldera. Gold +\- copper mineralization at Quebradona is of the Gold-Rich Porphyry-type. It is observed in various occurrences at a district-scale, intimately linked with the magmatic and hydrothermal evolution of the hypabyssal porphyry suite cutting the Combia Formation volcanic sequence.

Based upon observations at Quebradona, the property is surrounded by a kilometre-scale propylitic (chlorite-epidote-carbonate-quartz-pyrite) alteration halo which intensifies inwards to a series of topographically prominent alteration centres which range from dominantly potassic (A-veining, disseminated magnetite and magnetite veining, K-spar +\- biotite) to intensely fractured, stockwork (D-type or "phyllic" with sericite-illite-pyrite +\- tourmaline) alteration zones. Surface exploration, completed by Sociedad Kedahda S.A. and B2Gold Corp., including geological and alteration mapping, and out crop and soil sampling, has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralisation in at least five distinct target areas within the Quebradona property, including (in order of present importance) 1) La Aurora, 2) La Isabela, 3) La Sola, 4) El Chaquiro and 5) El Tenedor.

At La Aurora, rock samples from two early-mineral porphyry bodies, La Mama and La Isla, contain strong potassic alteration and A- and M-veining. At La Mama, values averaging *ca.* 1.5 ppm Au are observed in discontinuous chip, channel and panel samples over an area of some 240 by 200 metres, surrounded by values averaging *ca.* 500 ppb Au over and area of nearly 700 by 350 metres. At La Isla, values averaging *ca.* 1.5 ppm Au are observed over an area of about 100 by 100 metres, surrounded by values averaging about 650 ppb Au over an area of some 320 by 160 metres. Low-grade late mineral porphyry separates these occurrences.

At La Isabela, a 60 to 70 metre wide NE-striking structural corridor within Combia volcanic rocks contains potassic alteration and A- and M-veining overprinted by sheeted D-veining. Sampling within this corridor has produced segments of significant mineralisation in continuous panel sampling, including 19.9 metres grading 3.15 ppm Au, 9.5 metres grading 1.6 ppm Au and 16.5 metres grading 0.45 ppm Au. A ground magnetic survey indicates that the surface anomaly is coincident with a NE-striking zone of magnetite-destructive alteration, and may be on the flank of a shallow, strongly magnetic, circular intrusive body located immediately to the east-southeast.

At La Sola, surface rock sampling indicates that out cropping mineralisation is centered upon a small apophysis of diorite porphyry hosted within a thickly-bedded, NW-striking andesite flow. Grades ranging from 447 to 2,020 ppb Au are contained within an *ca.* 100 by 100 metre area, coincident with moderate intensity A- and M-veining and potassic alteration. A halo of lower grade values ranging from 263 to 485 ppb Au extends into the andesitic volcanic rocks over a 250 by 250 metre area, where weak potassic alteration is overprinted by propylitic alteration.

Al El Chaquiro, an intense phyllic alteration zone, mostly hosted within basaltic and andesite flows of the Combia Formation, measures some 2.5 kilometres E-W by 2 kilometres N-S. The zone is characterised by anomalous rock sample gold values up to 398 ppb, with numerous values in the 100 to 200 ppb range. Along the periphery of the phyllic zone, various structurally-controlled D-veins (strong quartz-sericite-pyrite alteration) return gold values exceeding 1 ppm, with a maximum value of 5.2 ppm Au over a 20 centimetre wide structure being recorded. A small apophasis of potassicly altered diorite porphyry returned gold values as high as 556 ppb Au. Based upon Au-porphyry models, such apophyses are potentially indicators of near proximity to larger, economically important porphyry-style mineralisation.

At El Tenedor, surface rock sampling in diorite porphyry indicates that anomalous gold values, ranging from 148 to 498 ppb Au, are tightly clustered over an area of 300 by 300 metres. Although high-temperature potassic alteration and A- and M-veining are well developed, gold values are comparatively low. Economic gold mineralisation at El Tenedor, may be mostly eroded off or alternatively never developed to economic levels.

Gold +\- copper mineralisation documented at Quebradona by Sociedad Kedahda S.A. and B2Gold Corp. is of the Gold-Rich Porphyry-type. Mineralisation is observed in various individual centres in a favourable, district-scale geological setting. Given the exploration and results from the property to date, several of the early-phase exploration targets contained on the Quebradona property exhibit sufficient potential to justify continued exploration. They are potentially large-tonnage, low-grade gold deposit targets which, if proven to be economic, may be amenable to open pit mining and bulk tonnage beneficiation techniques. Continued surficial evaluation utilising geochemical and geophysical techniques followed by first-phase exploratory diamond drilling is recommended. Drill programs totalling 5,500 metres, including 3,000 metres at La Aurora, 1,000 metres at La Isabela, 1,000 metres at La Sola and 500 metres at El Chaquiro are outlined. Costs to execute this program are estimated to total US$ 1,750,000. Further exploration on the known Quebradona targets will be contingent upon the results of the proposed programs and specifically first-phase drilling.

2. INTRODUCTION AND TERMS OF REFERENCE

2.1 TERMS OF REFERENCE

This technical report on the Quebradona property was prepared at the request of Stephen Jensen of B2Gold Corp. It is intended to provide an assessment of the economic potential of the Quebradona property through a description of its geologic characteristics and prior exploration results. This report was completed to comply with the standards set out in National Instrument 43-101 of the Canadian Securities Administrators.

Dahrouge Geological Consulting Ltd (Dahrouge) was engaged as consultants to complete an independent technical report on behalf of B2Gold Corp. The authors visited the property on October 26th, 2006 (Dahrouge) and on September 21st and 22nd, 2007 (Gorham), and are qualified persons under National Instrument 43-101.

2.2 SOURCES OF INFORMATION AND RELIANCE ON OTHER EXPERTS

This technical report is based upon published and unpublished data, primarily from geological reports as described in the sections herein entitled History and References. Some of these reports were written prior to the implementation of the standards relating to National Instrument 43-101. Additional information was obtained by the authors during three days of field visits to the property.

The authors relied upon mineral tenure representations by AngloGold Ashanti Ltd. and its Colombian affiliates, who attest to the validity of the Mineral Exploration Contracts 5881 and 6359. In addition, representations were made by AngloGold Ashanti Ltd. and its Colombian affiliates concerning the validity and good standing of the joint venture agreement between AngloGold Ashanti Ltd. and its Colombian affiliate Sociedad Kedahda S.A. and B2Gold Corp. and its Colombian affiliate Avasca Ventures Ltd.

3. GEOGRAPHIC SETTING

3.1 PROPERTY LOCATION AND DESCRIPTION

The Quebradona property consists of 22,191.61 hectares of contiguous mineral exploration contracts and applications, solicited from and granted by the Antioquia Delegation to Sociedad Kedahda S.A. and to Avasca Ventures Ltd. The mineral contracts and applications form a

polygon centered at *ca.* 5°44'00"N and 75°45'00"W, or alternatively, UTM Zone 18 Northern Hemisphere, 417,000 East, 634,000 North utilizing the WGS-84 datum.


LOCATION
OF THE
QUEBRADONA PROPERTY
COLOMBIA
QUEBRADONA PROPERTY
CARIBBEAN SEA
BARRANQUILLA
CARTAGENA
PANAMA
VENEZUELA
PACIFIC OCEAN
MEDELLIN
JERICO
BOGOTA
WESTERN CORDILLERA
CENTRAL CORDILLERA
EASTERN CORDILLERA
MAGDALENA RIVER
COLOMBIA
ECUADOR
BRAZIL
PERU
Colombia
South America
0
250 KM
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE

FIGURE 3.1: Location of the Quebradona Property, Colombia

Geographically, the mineral titles are located within the Municipalities of Jerico and Tamesis, Department of Antioquia, Republic of Colombia, some 220 kilometres NW of the Colombian capital of Bogotá or alternatively, some 60 kilometres to the SSW of Medellín, the regional capital of the Department of Antioquia (FIGURES 3.1 and 3.2).

3.2 MINERAL TENURE

The Quebradona project area is covered by 11 contiguous claim blocks totalling 22,191.61 hectares. The claim blocks presently include two (2) granted concession contracts totalling 9,695.72 hectares, five (5) declared "free areas" totalling 7,246.33 hectares available to AngloGold Ashanti Ltd. (Sociedad Kedahda S.A.) and B2Gold Corp. for contracting purposes, and four (4) concession applications awaiting response, totalling 5,249.56 hectares. The entire area of the claim blocks is located within a 37,500 hectare Area of Interest, which defines the Quebradona property project area for the purposes of the joint venture agreement between AngloGold Ashanti Ltd. (Sociedad Kedahda S.A.) and B2Gold Corp. . Location and details regarding the areas under contract and application and the JV Area of Interest are shown in FIGURE 3.2 and outlined in TABLE 3.1.

TABLE 3.1: LIST OF MINERAL CONTRACTS AND APPLICATIONS, QUEBRADONA PROPERTY

MINERAL APPLICATION \ CLAIM NUMBER	SIZE HECTARES	REGISTERED TITLE HOLDER	TITLE STATUS
5881	1,995.99	SOCIEDAD KEDAHDA S.A.	CONCESSION CONTRACT SIGNED & REGISTERED
6359	7,699.73	SOCIEDAD KEDAHDA S.A.	CONCESSION CONTRACT SIGNED
5855	868.46	SOCIEDAD KEDAHDA S.A.	FREE AREA GRANTED TO KEDAHDA S.A.
5869	1,115.92	SOCIEDAD KEDAHDA S.A.	FREE AREA GRANTED TO KEDAHDA S.A.
6318	1,770.19	SOCIEDAD KEDAHDA S.A.	FREE AREA GRANTED TO KEDAHDA S.A.
6319	1,530.62	SOCIEDAD KEDAHDA S.A.	FREE AREA GRANTED TO KEDAHDA S.A.
7579	1,595.84	SOCIEDAD KEDAHDA S.A.	FREE AREA GRANTED TO KEDAHDA S.A.
7711	1,983.02	AVASCA VENTURES LTD.	CONCESSION APPLICATION
7712	1,215.37	AVASCA VENTURES LTD.	CONCESSION APPLICATION
7713	1,165.14	AVASCA VENTURES LTD.	CONCESSION APPLICATION
ICQ-0800117X	886.03	AVASCA VENTURES LTD.	CONCESSION APPLICATION

Concession contract 5881 has been granted, signed and registered in the Mining Registry. Concession contracts 6359, 5869, 6318 and 6319 have been granted by the Antioquia Delegation, the legal entity in charge of mining contracts, to Sociedad Kedahda S.A. and are

awaiting inscription in the Mining Registry. As defined by Colombian mining law, a concession contract consists of exploration and exploitation terms. The exploration term, once the contract is registered, is three years and renewable for an additional two years and afterwards can be converted to an exploitation term. The total period for the concession contract (exploration and exploitation) is 30 years and can be renewed for an additional 30 years.



AREA OF INTEREST
5869
7579
7712
5881
7713
7579
6318
6359
7711
6319
5855
AREA OF INTEREST
KILOMETERS
LEGEND
APPLICATION
CONTRACT SIGNED
GOLD ANOMALY
FREE AREA GRANTED
CONTRACT SIGNED AND REGISTERED
QUEBRADONA PROPERTY CLAIM MAP

FIGURE 3.2: Claim Map of the Quebradona Property, Colombia

Concession applications 5855, 5869, 6318, 6319 and 7579 have received clearance from the Technical Study that the solicited areas are available for contracting ("Free Area" clearance), and\or are presently in the contract writing process to Sociedad Kedahda S.A.. Thus their granting to contract status in favour of Anglo Gold Ashanti Ltd. And B2Gold Corp. is relatively assured.

Concession applications 7711, 7712, 7713 and ICQ-0800117X are awaiting results from the Technical Study as to whether they are declared a "free area" from the Antioquia Delegation, and their elevation to contract status cannot presently be guaranteed. Based upon evaluation of the application areas and the contract granting process, no obvious reasons for the areas not to be granted to the applicant, Avasca Ventures Ltd., are apparent (for example, presence of previous third-party applications, location within municipal centres, the presence of parks or state reserves *etc.*).

All mineral contracts and applications listed above are contained within the Area of Interest shown in FIGURE 3.3, and are included in the option agreement between Sociedad Kedahda S.A. and B2Gold Corp. The option agreement specifies that B2Gold Corp. can earn a 51% interest in the titles by carrying all property and exploration costs and performing 3,000 meters of exploration drilling within a two year period, beginning on March 6, 2006.

Title 5881 is subject to the annual payment of superficial claim fees due to the Secretary of Mines of the Department of Antioquia, a division of the Colombian Ministry of Mines. Claim fees are applicable only when the concession contract is officially registered. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of gross production value of gold and silver. The property is subject to no further encumbrances, royalties or payments other than those noted above.

The property has not been subject to prior modern mineral production and therefore, to the knowledge of the Company and the authors, is subject to no identified environmental liabilities. The proposed exploration program (section 18, below), includes diamond drilling, and therefore requires the approval of the Colombian regional environmental authority. At this time the approval has not yet been obtained.

To the knowledge of the authors, the claim has not been legally surveyed.

The tenement information outlined in TABLE 3.1 is confirmed as of October 15, 2007. Claim status as presented herein however, may evolve as applications are approved or as contracts are signed by the Colombian government. Updated tenement may be verified online *via* the

Colombian government's mineral tenement website at: www.ingeominas.gov.co. This website is in Spanish. The procedure for mineral title verification is as follows;

- Go to the homepage: www.ingeominas.gov.co
- Go to: "Nuevo CMC", located on the upper left of the homepage
- Go to: "Consultas de Expediente"
- Under "Clasificacion" enter "Titulo" or "Solicitud"
- Enter number from Mineral Application / Claim Number in TABLE 3.1, where solicited in "Codigo de Expediente"
- Press "Buscar" (Search) at bottom of page.
- In the case that "Titulo" does not produce a positive result, repeat search using "Solicitud" and *visa versa. Changes in Titulo vs. Solicitud* will reflect evolving claim status.

3.3 ACCESS, INFRASTRUCTURE AND LOCAL RESOURCES

Access and infrastructure surrounding the Quebradona project is good. The area is surrounded by gravel roads which connect a relatively dense rural farm population to various nearby 5,000+ person population centres, including the towns of Jerico and Tamesis (FIGURE 3.3). A major city, Medellin (population approaching 2 million people), located 60 kilometres to the NE, is situated within about 3.5 hours highway travel time from the project area.

Access to the Quebradona project is accomplished overland. The project is located about seven kilometres (30 minutes) SE, along gravel-topped roads, of the town of Jerico, Antioquia (FIGURE 3.3). Based upon a Colombian entry point at the nation's capital in Bogota, access to the Quebradona project may be achieved along the following route:

- Utilising commercial jet aircraft service from Bogota to Medellin (a one hour flight, more than 10 flights on at least three separate airlines are available daily).
- Travelling overland along well maintained paved highways from Medellin, via the towns of Amaga and Bolombolo, to the town of Jerico (approximately 2.5 to 3 hours, depending upon traffic conditions).
- Traveling overland along maintained gravel roads from Jerico to various portions of the Quebradona project area (approximately 40 minutes). The use of a four-wheel-drive vehicle on the gravel road section is recommended but not essential.
- To access \ view the some of the mineralised showings at Quebradona requires walking approximately 30 minutes from various road-accessed drop points.

Numerous population centres are located within one to three hours overland travel from the Quebradona project area (FIGURE 3.3), the principle of which include Jerico, Tamesis, Amaga and Medellin.

Economically, the Municipality of Jerico and the Quebradona area may be characterised as sound and diversified. Agricultural activities dominated by coffee and cattle farming at a commercial level are the principal sources of income.

Sociedad Kedahda S.A. \ B2Gold Corp. are in the process of securing surface access agreements with the property owners in the area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.
Water, power and labour are readily available to the project site. Local labour is not trained in exploration and mining, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development can be acquired \ contracted out of Jerico and\or Medellin.


ACCESS
TO THE
QUEBRADONA PROPERTY
COLOMBIA
QUEBRADONA PROPERTY
MEDELLIN CITY
AMAGA TOWN
MEDELLIN
AIRPORT
AMAGA
BOLOMBOLO
JERICO
TAMESIS
CAUCA
RIVER
PUERTO TRIUNFO
RIVER
MAGDALENA
HONDA
INTERNATIONAL
AIRPORT
BOGOTA
N
0
50 KM
WGS-84 DATUM
UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE
400000 mE
450000 mE
500000 mE
550000 mE
600000 mE
76° 00'
650000 mN
600000 mN
550000 mN

FIGURE 3.3: Location and Access, Quebradona Property

3.4 PHYSIOGRAPHY AND CLIMATE

The Quebradona project is located overlooking the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera (FIGURE 3.1). The topographic expression of the region is steep and, characterized by high-relief, vegetated mountains and steeply incised active drainages. Elevations are highly variable ranging from *ca.* 800 metres above sea level along the Cauca River valley to the east, to *ca.* 3,000 metres over some of the peaks surrounding the Quebradona area. The elevation at the Quebradona project area ranges from about 1,700 to 2,500 metres above sea level. Topography is moderate to steep.

Climatically, the region is tropical to sub-tropical, with daytime temperatures throughout the year averaging in the 20 degrees Celsius range. The climate is humid, being somewhat more so

during punctuated rainy seasons (March to May; September to December). Rainfall reaches between 200 and 400 centimetres per year. Natural vegetation is dominated by lush, low-growth Andean forest, mostly preserved along the course and headwaters of the natural drainages. Approximately 70% of the area including and surrounding the Quebradona property has been cleared for agricultural purposes, including primarily commercial coffee and fruit production, including subsistence food crops such as plantain and manioc, and for cattle grazing.

4. HISTORY

The Quebradona prospect and the various mineral showing contained within the mineral tenement controlled by Sociedad Kedahda S.A. and B2Gold Corp. are considered new mineral discoveries, revealed during regional prospecting and stream sediment reconnaissance completed by the Sociedad Kedahda S.A. during exploration activities in 2004. The area has no known history of mineral exploration or exploitation. Sociedad Kedahda S.A. undertook surface evaluation of the region beginning in August, 2004 and completed two phases of initial reconnaissance exploration. Since completion of the option agreement between Sociedad Kedahda S.A. and B2Gold Corp., B2Gold Corp. has undertaken an additional, ongoing phase of surface evaluation (all of these activities are described in section 8, below).

5. GEOLOGICAL SETTING

5.1 REGIONAL GEOLOGY

The Quebradona project area is located along the eastern margin of Colombia's physiographic Western Cordillera. According to Cediel and Caceres (2000) and Cediel *et al.* (2003), the region is underlain by a highly complex basement known as the Romeral terrane, which may be characterised as a tectonic mélange (FIGURE 5.1). The basement took form as middle-upper Mesozoic-aged volcanic and sedimentary oceanic rocks collided with and were accreted to the northern Andean paleo-continental margin, beginning in the early Cretaceous. The resulting suture is known as the Romeral fault system and mélange can be traced for over 1,000 km along the northern Andes. The original Romeral fault system is generally north-striking and dextral transcurrent in nature; the Romeral melange contains mega-scale blocks and fragments of the oceanic allochthon and crustal slivers of autochthonous Paleozoic metamorphic rocks which formed the paleo-continental margin.


CARIBBEAN PLATE
NAZCA PLATE
CARTAGENA
GU - FA
PA
SN
SJ
CO
CAM
ME
CA-VA
MEDELLIN
CQ
BAU
EC
BOGOTA
GOR
CR
GS
GU-FA
CAM
CAT
CHO
CCSP
GS
0 km 400
TECTONIC REALMS
GSR: Guiana Shield Realm = (GS) Guiana Shield; (GA) Garzón Massif
CCSP: Central Continental Sub-Plate Realm = (CA-VA, EC, CR, sl, ib)
MSP: Maracaibo Sub-Plate Realm = (ME, SP, SM, CO, CAM)
WTR: Western Tectonic Realm = (PAT, CAT, CHO)
GU-FA: Guajira - Falcon Composite Terrane

FIGURE 5.1: Tectonic Setting of the Quebradona Property (1), Colombia: Litho-tectonic and morpho-structural map of Colombia and northwestern South America, after Cediel *et al.* (2003). **RO = Romeral terrane; Rm = Romeral melange;** CA-VA = Cajamarca-Valdivia terrane; sl = San Lucas block; ib = Ibagué block;; DAP = Dagua-Piñón terrane; CG = Cañas Gordas terrane; BAU Baudó terrane SP = Santander massif – Serranía de Perijá; GS = Guiana Shield; GA = Garzón massif; ME = Sierra de Mérida; SM = Sierra Nevada de Santa Marta; EC = Eastern Cordillera; CO = Carora basin; CR = Cordillera Real; GOR = Gorgona terrane; PA = Panamá terrane; SJ = San Jacinto terrane; SN = Sinú terrane; GU-FA = Guajira-Falcon terrane; CAM = Caribbean Mountain terrane; fab = fore arc basin; ac = accretionary prism; tf = trench fill; pd = piedmonte; 1 = Atrato (Chocó) basin; 2 = Tumaco basin; 3 = Manabí basin; 4 = Cauca-Patía basin; 5 = Upper Magdalena basin; 6 = Middle Magdalena basin; 7 = Lower Magdalena basin; 8 = Cesar-Ranchería basin; 9 = Maracaibo basin; 10 = Guajira basin; 11 = Falcon basin; 12 = Guarico basin; 13 = Barinas basin; 14 = Llanos basin; 15 = Putumayo-Napo basin; Additional Symbols: PALESTINA = fault\suture system; red dot = Plio-Pleistocene volcano; Bogotá = town or city

Following accretion, the Romeral terrane and mélange was unconformably overlain in the Oligocene by autochthonous siliciclastic sedimentary sequences of the Amaga Formation, including basal conglomerates, quartz sandstones, siltstones, shales and coals. In the middle - late Miocene both the Romeral mélange and the Amaga Formation were overlain by mafic and intermediate volcanic rocks (flows and pyroclastics) of the Combia Formation, associated with at least one middle-late Miocene volcanic arc emplaced into the Romeral terrane basement during this time period. Also associated with late arc formation was the syntectonic emplacement of a series intrusives, including poly-phase hypabyssal stocks, dykes and sills of dioritic, granodioritic and monzonitic composition. These intrusives cut all of the above mentioned stratigraphic units. K-Ar whole rock dates for the intrusive rocks range from 8 to 6 Ma (Cediel *et al.,* 2003). The Combia Formation and accompanying hypabyssal intrusive rocks are well represented along an *ca.* 100 by 20 kilometre N-S trending belt extending from south of Tamesis to Titiribi, located *ca.* 20 kilometres to the north of the Quebradona project (FIGURE 5.2).

Following the early accretionary events, the region was compressionally deformed in the early - middle Miocene and again in the middle – late Miocene, in both cases by additional tectonic accretionary events taking place to the west along the active Pacific margin. The structural architecture of the Romeral fault and mélange system is essentially that of a 10+ kilometre wide series of N-S striking, vertically dipping dextral transcurrent faults. Virtually all lithologic contacts within the Romeral basement are structural, characterized by abundant shearing, mylonitization and the formation of clay-rich fault gouge. Structural reactivation during the Miocene resulted in orthogonal compression accompanied by mostly west-directed (back) thrusting and high-angle reverse fault development in the basement rocks. The Amaga Formation was deformed into generally open, upright folds with near isoclinal folding being associated with generally localized west-vergent thrusting. The Combia Formation records tilting and open folding and both the Amaga and Combia Formations exhibit moderate to strong diapiric doming where affected by the emplacement of the mid-late Miocene intrusive suite. N-S, NE, NW and E-W-striking conjugate shearing and dilational fracturing affects all of the above geologic units. These elements are commonly observed as structural lineaments traversing the region, clearly visible on Digital Elevation Model (DEM) images (FIGURE 5.2).


MEDELLIN
VENECIA
TARSO
JERICO
CAUCA
RIVER
TAMESIS
10 KM
N
REGIONAL GEOLOGY
QUEBRADONA PROPERTY
COLOMBIA
CENOZOIC COVER SEQUENCE
RECENT ALLUVIAL DEPOSITS
L. MIOCENE PORPHYRY DIORITE, QUARTZ DIORITE
MID MIOCENE COMBIA FM. BAS-ANDESITE, TUFF, AGLOM
OLIGO-MIOCENE AMAGA FM. CGL, S\S, SHALE, COAL
ROMERAL MELANGE BASEMENT
CRETACEOUS GRANITOID INTRUSIVES
CRETACEOUS OCEANIC VOLCANICS AND SEDIMENTS
PALEOZOIC AMPHIBOLITE GRAPHITIC SCHIST META-PSAMMITE
APPROX. LOCATION OF QUEBRADONA TENEMENT SHOWN IN FIGURE 3.2
APPROX. MARGIN OF VOLCANIC CALDERA
GOLD OCCURRENCE
JERICO
TOWN

FIGURE 5.2: Regional Geology, Quebradona Property, Colombia

5.2 PROPERTY GEOLOGY

The property-scale geology of the Quebradona area has not been published. The following description was derived from the unpublished work completed by Sociedad Kedahda S.A. and B2Gold Corp., from 2004 to 2007 (Figure 5.3). On a local scale, the Quebradona property is

entirely underlain by a thick (approaching 1,000 metres) sequence of Combia Formation volcanic cover. No metamorphic basement rocks or Amaga Formation sedimentary rocks are exposed in the area. The Combia volcanics are cut by numerous intrusive bodies including micro-diorites, and hypabyssal porphyritic sills, dykes, plugs and stocks of generally dioritic to quartz dioritic and granodioritic in composition. Based upon analysis and interpretation of topographic and landform information derived form digital elevation model (DEM) images, the location of the Quebradona property is broadly coincident with an *ca.* six kilometre diameter circular structure which can be interpreted as a volcanic caldera (FIGURE 5.2).


JERICO
LEGEND
COLLUVIUM
LATE MIOCENE PORPHYRIES
LATE MINERAL DIORITE
DIORITE \ QTZ DIORITE
EARLY MINERAL DIORITE
COMBIA FORMATION
AGGLOMERATE \ TUFF
ANDESITE
BASALTIC ANDESITE
BASALT
LA AURORA AU (CU) TARGET AREA
LA AURORA
EL TENEDOR
EL CHAQUIRO
LA ISABELLA
LA SOLA
QUEBRADONA PROPERTY
LOCAL GEOLOGY
0
2000 Metres
N
-75.78
-75.77
-75.76
-75.75
-75.74
-75.73
-75.72
5.79
5.78
5.77
5.76
5.75
5.74
5.73
5.72
5.71

FIGURE 5.3: Geology of part of the Quebradona Property, Colombia

The Combia Formation at Quebradona is dominated by two main units 1) a lower sequence of massive, compact magnetic basaltic-andesite flow rocks, and 2) an upper finer-to-medium grained pyroclastic sequence of generally bas-andesitic to andesitic composition. Lithic fragments comprise up to 40% of the pyroclastic rocks. Primary mafic phases include hornblende and magnetite. The Combia Formation is generally flat lying. The true thickness of the individual sequences has not been determined. The Combia Formation is extensively hydrothermally altered and locally exhibits hornfels in proximity to altered and mineralised diorite and hypabyssal porphyry intrusives.

The fine-grained or "micro"-diorites are compact, massive and holocrystalline. They contain abundant primary biotite (to 10%) and average 2% magnetite. They are well fractured and exhibit hydrothermal alteration ranging from generally propylitic (epidote-pyrite) to locally phyllic (sericite-quartz-pyrite). Hydrothermal alteration cuts the diorite bodies and is generally controlled along structural corridors.

The hypabyssal porphyry suite at Quebradona is comprised of at least three porphyry types, including relatively earlier diorite and quartz diorite porphyries, characterised by sparse plagioclase phenocrysts in a finer-grained holocrystalline matrix, containing up to 5% euhedral biotite+\-hornblende and strong, mineralised, porphyry-related alteration assemblages. These porphyries cut the fine-grained biotite diorite suite and are in turn cut by later, relatively unaltered hornblende-rich porphyries. Additional minor porphyry dykes are observed cutting the volcanic sequence and the micro-diorites. They are of similar composition to the larger hypabyssal porphyry bodies.

The most prominent structural trend at Quebradona is NE, as illustrated by shearing observed along a NE-oriented sectors of the Quebradona and other creeks transecting the area. Field mapping indicates the rocks in the area are highly fractured, and strong NE and NW, subvertical tendencies are noted in fractures which exhibit strong, coincident hydrothermal alteration halos. The structural architecture of the Romeral fault system beneath the Combia Formation is implied by the N-S alignment of hypabyssal porphyry bodies mapped immediately to the north of the prospect. Inspection of DEM (Digital Elevation Model) images indicates that the known Quebradona prospects are all located within a relative topographic depression contained within the interpreted *ca.* six square kilometre semi-circular caldera structure outlined within Combia Formation volcanic rocks.

It is important to note that the Quebradona prospect is essentially 100% vegetated by native Andean forest, grassy cattle pastureland or secondary ferny scrub growth. Natural outcrop is sparse and is limited to road cuts, mule and walking paths and steeply incised active drainages. Tropical to semi-tropical oxidation and weathering at surface masks the original bedrock texture and mineralogy in many outcrops. In many instances however, texture, mineralogy and alteration assemblages can be interpreted or inferred for mapping and geochemical sampling purposes.

6. DEPOSIT TYPE

Based upon the geological setting, alteration patterns, and the style of mineralisation observed in the field (section 7, below), the principle target type in the Quebradona district conforms to that of a gold (+\- copper)-rich porphyry system, the features of which are described in detail by Sillitoe (2000) and have been confirmed by the same in a personal field visit to the Quebradona district (Sillitoe, 2005).

According to Sillitoe (2000), gold-rich porphyry deposits conform well to a descriptive model which is commonly applied in the exploration and investigation of this deposit type. This model is characterised by certain general geological features such as;

- localisation within well-defined volcano-plutonic arcs, such as in the northern Andes.
- localisation within clusters of high-level (hypabyssal) porphyritic intrusive rocks of generally calc-alkaline composition, such as those recorded at Quebradona and to the north and south of the prospect area.

On a deposit-scale certain geological \ mineralogical \ geochemical features are also characteristic, such as:

- the presence of up to six main facies of hydrothermal alteration and mineralisation which are zoned upward and outward with respect to composite porphyry stocks.
- zoning of alteration inwards, from distal propylitic (epidote-chlorite-smectite-calcite-pyrite dominant) to inner K silicate (potassium feldspar, biotite) assemblages.
- the zonation of values for economic minerals (Au, Cu, +\- Mo) *within* the various alteration types.
- the zonation of base and trace metals (Zn, Pb, Sb, As) around the core alteration zones
- the enrichment of the porphyry stock and the immediate wall rocks in hydrothermal magnetite, as a sign the system is likely to be gold rich.

- the presence of quartz-veinlet stockworks which confirm porphyry-type mineralisation and outline principle target areas.
- the presence of a highly-altered lithocap (advanced argillic, phyllic alterations) which overlies \ conceals the porphyry system.

The above features are characteristic of Au-rich porphyry systems worldwide and hence may be applied in the planning and interpretation of exploration programs and results from the gold-rich porphyry targets observed in the Quebradona district.

7. MINERALIZATION

Virtually all of the features outlined in section 6 above are observed within the various prospects in the Quebradona district (see descriptions of zones and mineralisation styles, below). Based upon general observations at Quebradona provided by Sillitoe (2005), the property is surrounded by a kilometre-scale propylitic alteration halo which intensifies inwards to a series of topographically prominent alteration centres which range from dominantly potassic (A-veining, disseminated magnetite and magnetite veining, K-spar) to intensely fractured \ stockwork "D-type" (or "phyllic" with sericite-illite-pyrite +\- tourmaline) alteration zones. At surface these zones are composed mainly of hematite and jarosite, after abundant magnetite and some 2 to 10 volume % of pyrite, respectively, along with minor quartz. Supergene kaolinite, developed during the pyrite oxidation, is also abundant beyond the sericitic haloes to the D-veinlets, especially in the bas-andesite volcanic rocks. Early actinolite-rich calcic alteration is recognised locally within the potassic core zones, and late propylitic alteration cut by limonitic fractures occurs beyond the phyllic stockwork zones. Mapping indicates that fracture densities can exceed 50 fractures\veinlets per square metre over 100's of square metres in various portions of the composite potassic to phyllic alteration zones. The phyllic (sericite-pyrite-illite) zones appear to represent lithocap assemblages over and\or peripheral to the zones of potassic (higher temperature) alteration. Regardless, in various cases, potassic alteration is well exposed in surface out crop indicating that the area has recorded significant uplift and that the lithocap assemblages have been removed by erosion.

Based upon exploration completed by Sociedad Kedahda S.A and B2Gold Corp. to date, district-scale potential to discover gold mineralisation of economic interest is present at Quebradona. At least five distinct target zones within the property show evidence of gold

mineralisation. In order of apparent importance, these zones include 1) La Aurora, 2) La Isabela, 3) La Sola, 4) El Chaquiro and 5) El Tenedor (FIGURE 7.1). A description of the geology and mineralisation of each of these targets is given below.


QUEBRADONA PROPERTY
TARGET AREAS
TARGET AREAS WITH RESULTS SHOWN IN FIGURES 8.2 THROUGH 8.10
JERICO
EL TENEDOR
EL CHAQUIRO
LA ISABELA
LA SOLA
2000 Metres
N
-75.79
-75.78
-75.77
-75.76
-75.75
-75.74
-75.73
-75.72
5.79
5.78
5.77
5.76
5.75
5.74
5.73
5.72
5.71

FIGURE 7.1 Target Areas of the Quebradona Property, Colombia.

7.1 LA AURORA

The surficial geology of the La Aurora zone is shown in FIGURE 5.3. This zone presently exhibits the best exploration potential at Quebradona and exploration coverage is more detailed than in some of the other zones. The area is underlain principally by basaltic andesite and andesite, including fine-grained flows with lesser agglomerates and laminated tuffs, both belonging to the Combia Formation. At La Aurora the Combia Formation is intruded by a poly-phase hypabyssal complex of small stocks, plugs and dykes which range in composition from dioritic to quartz dioritic and granodioritic. Au (Cu) mineralization at La Aurora is directly associated with the intrusive bodies, and with respect to the mineralization paragenesis, these intrusives range from early mineral to intra- and post-mineral. A description of the most important intrusives observed at La Aurora follows:

Early Mineral Porphyritic (Quartz) Diorite: This intrusive is fine-grained porphyritic, presenting locally crowded phenocrysts of plagioclase ranging from 0.5 to 3 millimetres in size, and occasional phenocrysts of quartz, hosted within a fine grained, plagioclase +\- minor amphibole-dominated matrix. It has been identified in two areas, including in the La Mama Creek and in the La Isla Creek. At La Mama it forms an irregular-shaped pluton which has been mapped over a *ca.* 300 by 250 metre area, with dyke-like prolongations in some areas extending in a NE direction. It is in faulted contact with Combia Formation basaltic andesites to the east. At La Isla a similar, irregularly-shaped intrusive measuring some 200 by 200 metres in area is observed.

In both areas, the porphyritic quartz diorite is affected by strong alteration \ mineralization including A, B and M veining, and localized silicification. Individual A- and M-veinlets measure up to two centimetres in thickness. Moderate to very strong dissemination of magnetite and weakly disseminated bornite and chalcopyrite are also recorded. Gold values in rock samples from this intrusive phase, in both La Mama and La Isla, range from 600 to over 3,000 ppb Au. Based upon textural, compositional similarity and similarities in the style and intensity of alteration and levels of gold mineralization, the La Mama and La Isla occurrences, separated by *ca.* 250 metres may represent an originally contiguous intrusive body, presently separated due to the emplacement of a late hornblende andesite (description below).

Intramineral Equigranular Diorite: The equigranular diorites are relatively fine grained yet phaneritic and equigranular to weakly porphyritic in texture. Principal mineral phases include

plagioclase and hornblende. They appear to intrude the porphyritic early-mineral diorite but this relationship is not completely certain. The equigranular diorite is altered and mineralized, containing weak to moderate A and M veining and up to 2% combined chalcopyrite and bornite. Sampling has returned gold values between 600 and 1,200 ppb Au.

Late Mineral Porphyritic Hornblende Diorite: This intrusive is emplaced along a roughly N-S axis in the central portion of the prospect area, separating the La Mama and La Isla occurrences of mineralized porphyritic quartz diorite. It measures about 2,000 metres long by 250 metres in width. It presents a moderate porphyritic texture containing up to 20% phenocrysts of plagioclase and between 5 and 20% subhedral to euhedral laths of hornblende measuring up to four millimeters in length. Faulted contacts have been observed with both the La Mama and La Isla intrusions. The hornblende porphyry is only weakly altered \ mineralized. Minor sub-millimetre scale quartz veinlets are observed as is chloritization and argillic alteration with fine-grained pyrite along minor zones of shearing. Rock sampling of this body has returned anomalous gold values in the 7 to 90 ppb Au range.

Late to Post-Mineral Biotite Diorite: This is a fine-grained phaneritic diorite of relatively restricted distribution. It is characterized by its abundant primary biotite content. It is locally hydrothermally altered and mineralized. It is in faulted contact with the early-mineral La Mama porphyritic diorite.

Structural Controls: With respect to geologic structures, various faults and lineaments have been recognized at La Aurora. The most important structures in the area strike N 5 to N 30 E and dip moderately to steeply (+\- 70 degrees) to the west. Fault surfaces exhibit near-horizontal striations suggesting dominantly strike-slip movement. At present these structures appear to control the corridor of highest-grade mineralization, limiting it to the east along the contact with Combia Formation bas-andesites and to the west along the contact with late mineral hornblende diorite. A second characteristic fault direction strikes N50-60W dipping steeply NE, coinciding with the alignment of some of the creeks in the area. Fault striations suggest high-angle reverse movements. Although throw is unknown, movements are considered to be relatively minor.

Alteration \ Mineralization: Alteration and mineralization observed at La Aurora exhibits many of the features observed in classic porphyry Au (Cu) mineral systems. At La Aurora, the

principal hosts for mineralization include the early-mineral porphyritic quartz diorite and the intramineral diorite, as seen in the La Mama and La Isla areas, and their adjacent bas-andesitic Combia Formation wall rocks, all described above.

Mineralization is dominated by moderate to dense disseminations of pyrite and magnetite +\- chalcopyrite, bornite with moderate to dense stockworks of high-temperature, sinuous, discontinuous vitreous (A-type) quartz veinlets, which contain minor amounts of the above mentioned sulphide minerals plus molybdenite. Fine, sheeted (M-type) magnetite veinlets are widespread whilst (B-type) quartz veinlets containing fine mixed-sulphide + magnetite sutures are not uncommon. Late (D-type) quartz-pyrite veinlets with phyllic haloes cut all of the above vein types. Visible sulphide content attains a maximum of *ca.* 7%, including up to 3% pyrite, 2-3% chalcopyrite, 1-2% bornite and 0.2% molybdenite. As noted, gold grades range from 400 to over 3,000 ppb. Total fracturing in the best mineralized areas can exceed 60 fractures per metre. At the deposit-scale, strong structural control along a principle N-S axis with subordinate N60W corridors containing shearing and denser D-event mineralization is recorded.

Alteration associated with mineralization includes a full range of potassic, through phyllic-argillic and propylitic alteration types. Vegetative cover, surficial weathering and restricted out crop do not permit the precise location of contacts between alteration types. Potassic alteration is observed at La Mama and La Isla where it is associated with early A-vein and M-vein formation. It is dominated by the presence of patchy potassium feldspar along vein selvages, and localized clots of secondary biotite. Chalcopyrite and bornite are most abundant in the potassic zones and gold grades commonly exceed 500 ppb Au. Phyllic-argillic alterations are patchy in distribution and exhibit the strongest structural control as haloes and within faulting along NW-trends. The phyllic assemblage is dominated by sericite and pyrite as disseminations and in and along late D-veins and veinlets located peripheral to and locally cutting and overprinting earlier potassic assemblages. This alteration type is considered to be generally late- to post-mineralization and overprints and possibly in part erases both gold and copper values associated with the earlier potassic alteration. Argillic alterations observed to date are dominantly supergene in nature, composed of illite and iron oxides-jarosite formed by oxidation of the sericite-pyrite phyllic assemblage. Additionally, the late-mineralization hornblende diorite exhibits a weak but pervasive pyrite-illite dominated argillic alteration. Finally, propylitic alteration is by far the most widespread, surrounding the entire La Aurora prospect and being commonly observed throughout the Quebradona district. At La Aurora, it is dominated by the

assemblage chlorite-epidote-pyrite-calcite in veinlets, fractures, patches and disseminations of moderate to strong intensity, especially in the Combia Formation volcanic rocks but also overprinting potassic assemblage in porphyritic rocks such as at La Mama and La Isla.

7.2 LA ISABELA

The surficial geology of the La Isabela area is shown in FIGURE 5.3. The occurrence, located some six kilometres WSW of La Aurora, is underlain by bas-andesitic and andesitic pyroclastics and flows of the late Miocene Combia Formation Based upon the orientation of fine tuffaceous lamination, the rocks are lying sub-horizontal. They are cut by sporadic porphyry dykes of granodioritic composition. Lithology, mineralisation and alteration are all somewhat masked by near-surface oxidation and weathering effects, and good exposures of unoxidized rock are not available for detailed examination. Road cuts at La Isabela expose gold mineralisation within oxidised \ saprolitized Combia Formation volcanic rocks.

Structural Controls: The essentially horizontal Combia volcanic sequence at La Isabela is traversed by a series of N70E-striking fault and shear zones which are recoded within road cuts and visible at a more regional scale on DEM imagery. The structures dip vertically to steeply to the south and at present appear to control the distribution of the higher-grade gold mineralisation at La Isabela. This structural orientation suggests the La Isabela mineralisation may be connected to the El Chaquiro alteration system some 3.5 kilometres along strike to the NE.

Alteration \ Mineralization: A strong surface oxide - supergene weathering overprint is observed upon alteration and mineralization at La Isabela. Regardless, relict mineral assemblages and textures are clearly observed which permit the interpretation of the mineral system. Volcanic stratigraphy and mineralization is exposed over an *ca.* 100 metre corridor in a series of stacked switchback road cuts. Mineralization, recorded by fracture abundance and density, appears preferentially hosted within the more massive, thickly-bedded bas-andesitic flow rocks of the Combia Formation, although also extends into the laminated tuffaceous units. It is characterised by low- to moderate-density stockworks and sheeted vein sets, including A-, M- and D-type mineral assemblages. A-veinlets are narrow, sinuous and discontinuous whilst banded composite quartz-magnetite veins (A-M veins) are thicker and more continuous. Both vein sets are cut by late quartz-jarosite (after pyrite) D-veins with strong sericitic haloes. The D-event appears to overprint a weak but pervasive potassic alteration which accompanied the

formation of the A-M veins. The D-event veins exhibit the strongest NE striking structural control.

Gold mineralisation is recorded throughout the exposed 100 metre corridor. To date, the highest grades are recorded within a 20 metre section within oxidised bas-andesite flows and laminated intermediate tuffs, coincident with the greatest density of A-, M- and D-veining. Within this zone, grades in continuous channel samples average greater that 2 ppm Au and individual samples locally exceed 5 ppm Au. This zone is surrounded by weaker veining \ alteration, and although gold grades fall, they remain anomalous in the 200 to 600 ppb Au range. It should be noted that all mineralization \ sampling to date at La Isabela has been completed in the near surface oxidised \ saprolitized zone. It is presently not clear what effect weathering processes may have had upon the distribution (*i.e.* potential enrichment or depletion) of gold grades recorded in sample results to date.

At present, based upon geological setting, style of mineralization and the observed alteration assemblages, mineralization at La Isabela is considered to be hypabyssal porphyry related. Although a causative porphyry body has not been clearly documented during surface mapping, the presence of high-temperate potassic alteration implies a possible porphyry intrusive may be sub-cropping in the vicinity. A ground-based magnetometer survey completed over the area identifies a possible porphyry body at relatively shallow depths (see section 8, below).

7.3 LA SOLA

The La Sola occurrence, located some four kilometres SSW of La Aurora, is underlain by thick layers of alternating Combia Formation volcanic tuff and agglomerate with minor massive fine-grained volcanic flows. All units range from bas-andesitic to andesitic in composition (FIGURE 5.3). The units strike N70 – 80 W and are slightly tilted, dipping 10 – 15 degrees to the NE. Two small, roughly circular-shaped intrusive bodies have been documented, each measuring about 30 metres in diameter. They are of similar moderately plagioclase-porphyritic texture and dioritic composition, and are considered to represent apophases of a larger hypabyssal porphyry body intruded to shallow depths at La Sola. Based upon field relationships demonstrating alteration and mineralisation patterns, mineralisation exposed at La Sola appears to be related to the emplacement of the porphyry apophasis into the Combia Formation.

Alteration \ Mineralization: Mineralization at La Sola is best viewed within topographic depressions and stream cuts where outcrop exposures are relatively unweathered. Early, weak to moderate density A-vein stockworks and abundant magnetite-filled fractures (M-veins) affect both the porphyritic apophasis and Combia Formation volcanics. K-spar-filled veinlets and vein haloes accompany A- and M-veining indicating they form a potassic alteration assemblage. Chalcopyrite and secondary covellite are associated with the A-vein stockworks. The known potassic core zones are enclosed and overprinted by strong propylitic alteration consisting of disseminations and veinlets containing epidote, chlorite, quartz and pyrite. Both potassic and propylitic alteration assemblages are clearly crosscut by strong, sheeted, N30 to 40W-striking, *ca.* 80 NE-dipping quartz-pyrite (D-type) veins measuring one to three centimetres in thickness, generally contained within sericitic-illitic haloes measuring up to two metres across.

With respect to gold mineralization, values ranging from *ca.* 300 to 1,200 ppb Au have been returned from A – and M- veined rock samples with overprinting propylitic alteration, in an area measuring some 180 by 220 metres. Values diminish into the 100 to 500 ppb Au range outwards, in an area of some 300 by 550 metres, where potassic alteration wanes and propylitic overprinting becomes dominant. Individual samples of the D-type (quartz-sericite-pyrite) structures return values generally less than 100 ppb Au.

7.4 EL CHAQUIRO

The El Chaquiro target is centered some 2.8 kilometres WSW of La Aurora (FIGURE 7.1). The target, exposed along paths, mule trails and within stream cuts, covers a *ca.* one square kilometre containing at least two centres of strong to intense fracturing and zoned hydrothermal alteration. Most of the pervasive alteration at El Chaquiro is hosted by bas-andesite flow rocks of the Combia Formation and at least one small diorite porphyry apophasis, exposed over somewhat less than a 100 square metre area. The structural orientation of volcanic stratigraphy has not been determined at El Chaquiro. Strong fracturing and faulting accompanied by gouge development and is observed to strike NE whilst subsidiary fracture development strikes NW. Both directions control the emplacement of alteration and mineralization at El Chaquiro.

Alteration \ Mineralization: The El Chaquiro mineral system is characterized in at least two zones measuring 100's of square metres each containing intense fracturing and D-type phyllic (sericite-illite-pyrite +\- tourmaline) alteration. At surface these zones weather to supergene jarosite and Fe-oxides after up to ten volume percent of pyrite, along with abundant kaolinite

and subsidiary quartz. Propylitic (epidote, chlorite, pyrite, quartz) alteration occurs beyond the D-vein stockwork zones. Mapping indicates that fracture densities can exceed 50 fractures \ veinlets per square metre in the phyllic zones. The small diorite porphyry body has been mapped along the Quebradona Creek. The body contains potassic alteration in the form of weak to moderate A-veining (early quartz), and potassium feldspar and magnetite in disseminations and in veinlets. Chip and channel sampling at El Chaquiro by Sociedad Kedahda S.A. and B2Gold Corp. reveals that the diorite porphyry returns the highest "disseminated" gold values from the prospect to date. Values ranging from 100 to 465 ppb Au have been recorded. With respect to the areas of dense fracturing, strong D-type veinlets and phyllic alteration, gold values are consistently anomalous in the 50 to 350 ppb Au range. Selected samples of thicker, isolated D-fractures \ veins containing quartz, pyrite and strong sericite halos have returned gold values up to 5.2 ppm Au. These larger structures tend to be isolated and fall within NW- or NE-striking fracture sets, and fracture filling is generally accompanied by minor fault gouge development.

7.5 EL TENEDOR

El Tenedor is located *ca.* four kilometres WSW of La Aurora (FIGURE 7.1). The target, exposed as small outcrops and float along paths, consists of a topographically prominent, altered and mineralised zone containing at least three small hypabyssal porphyry plugs. The porphyries, recognisable due to contained alteration, are dioritic to quartz dioritic in composition, and are hosted within a pre-mineral, fine-grained although holocrystalline, biotite diorite, and within fine-grained, compact, altered and fractured Combia Formation bas-andesitic volcanic flows. The porphyries do not outcrop well due to vegetation cover, but surface mapping and sampling indicate favourable alteration over an area of *ca.* 300 by 400 metres. Mineralization is present predominantly as stockworks and disseminations, and no predominant structural controls are observed at the prospect scale.

Alteration \ Mineralization: Mineralization at El Tenedor is characterized by generally weak to moderate and locally strong to intense veining and stockworks within the hypabyssal porphyry plugs but also affecting the pre-mineral diorite and Combia Formation volcanic sequence. Veining within the porphyries is of multiple generations and includes A-type (early quartz), M-type (magnetite), B-type (quartz + mixed sulphides) and D-type (late phyllic). The A- and M-type veining is generally associated with potassic alteration as K-spar +\- secondary biotite, in veinlets and as disseminations. The presence of actinolite and chalcopyrite is recorded within

A-veinlets at various localities, indicating the remnants of an earliest calcic alteration assemblage and exposure of the highest temperature core zones of the porphyry system (Sillitoe, 2000). To the west and southeast of the principle El Tenedor porphyry exposures, peripheral areas of phyllic alteration (D-veins, sericite, pyrite) are observed while the entire area is encompassed within a propylitic halo containing epidote, chlorite, quartz and pyrite as disseminations and fractures mostly cutting the pre-mineral diorite and the Combia Formation volcanics. The El Tenedor alteration system appears to coalesce with the El Chaquiro system to the east, although the two systems are considered to represent two separate alteration centers. Rock sampling to date indicates that the highest gold grades at El Tenedor are associated with potassic alteration, and high-density A and M-veining in the dioritic hypabyssal porphyry plugs, which return values ranging from 106 to 498 ppb Au over an area of *ca.* 300 by 300 metres. Grades drop off rapidly into the sub-100 ppb Au range in the phyllic and propylitic zones outside of the porphyry centers. The phyllic alteration returns spotty grades to 538 ppb Au but in general range from 100 to 200 ppb Au, whilst propylitic alterations generally return less than 100 ppb Au.

Based upon exploration coverage to date at Quebradona, both by Sociedad Kedahda S.A. as well as by B2Gold Corp., the La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor targets appear to form part of porphyry-related continuum of hypabyssal stock emplacement with concomitant haloes and structurally-controlled corridors of paragenetically-related, zoned, temporally \ physically overprinting hydrothermal alteration with porphyry-style Au +\- Cu mineralization. It should be noted that the entire Quebradona property is almost completely vegetated, and exploration coverage is not yet continuous between the apparently separate target areas described above. Continuity of mineralisation between the above listed zones can at present neither be proven nor precluded. Regardless, the conservative interpretation of results to date is that the various prospects at Quebradona represent a series of localised alteration centres which are separated by areas of waning or weaker hydrothermal alteration and mineralisation, all set within a large, composite volcano-intrusive complex. The individual zones could be connected along structural corridors, such as an *ca.* NE-trending corridor along the La Isabela – El Chaquiro – La Aurora trend or a N-S trending corridor between La Sola and La Aurora. Furthermore, additional altered \ mineralized centres outside of the present exploration coverage may yet be discovered. A review of exploration coverage and activities completed to date at Quebradona, and recommendations for further work, are outlined in sections 8 and 18, below.

8. QUEBRADONA EXPLORATION AND RESULTS: 2004 to 2007

Essentially two phases of target identification and evaluation have been completed at Quebradona, firstly by Sociedad Kedahda S.A. and then by B2Gold Corp. These activities included regional reconnaissance and target identification and first-phase follow-up and target definition by Sociedad Kedahda S.A., and second-phase in-fill reconnaissance and target identification followed by detailed surficial target definition by B2Gold Corp.

All exploration work to date has been carried out by Sociedad Kedahda S.A. and B2Gold Corp. technical personnel. All data was collected under the supervision of professional senior-level geologists utilising generally accepted international exploration standards and the resulting information is believed to be highly reliable. The details of each work phase are outlined below.

8.1 SOCIEDAD KEDAHDA S.A WORK PROGRAM AND RESULTS, 2004 - 2006

Sociedad Kedahda S.A.'s work program may be considered in two phases;

1) Regional Reconnaissance and Target Identification: This phase was initiated by Sociedad Kedahda S.A. in August, 2004, and included regional stream sediment sampling and prospecting (Sepulveda, 2004). Map-based drainage basin analysis was completed, identifying basin areas not greater than five square kilometres for sampling. 240 minus 200-mesh stream sediment samples were collected over and area of *ca.* 375 square kilometres, including samples within and immediately surrounding the Quebradona property. FIGURE 8.1 and APPENDIX 1A show all of Sociedad Kedahda S.A.'s stream sediment results for the Quebradona region. Prospecting coincident with stream sediment sampling identified float materials which lead to the discovery of the intense phyllic alteration zones at El Chaquiro, and 71 chip and channel samples were collected from outcrops within this target area.

2) Surficial El Chaquiro Target Definition: Based upon the results of previous exploration, Sociedad Kedahda S.A. initiated follow-up target definition activities at El Chaquiro. Exploration activities and results are outlined below.


-75°48'
-75°46'30"
-75°45'
-75°43'30"
-75°42'
-75°40'30"
AREA OF INTEREST
(SEE FIGURE 3.1)
JERICO
LA AURORA
EL CHAQUIRO
EL TENEDOR
LA ISABELA
LA SOLA
TAMESIS
AREA OF INTEREST
(SEE FIGURE 3.1)
0
5 KM
N
LEGEND
PPB AU
0 - 25
26 - 75
76 - 100
101 - 300
301 - 500
> 500
KEDAHDA S.A. SAMPLE
B2 GOLD CORP. SAMPLE
205758
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3A FOR DETAILS)
LA SOLA
TARGET AREA
DISCUSSED IN TEXT
TAMESIS
TOWN
QUEBRADONA PROPERTY
REGIONAL STREAM SEDIMENTS
SAMPLE LOCATION AND RESULTS

FIGURE 8.1 Stream sediment sample location and results, Quebradona Property.

El Chaquiro Target Exploration and Results: According to Palacio, 2006, the following work was completed by Sociedad Kedahda S.A. at El Chaquiro:

- 1:1,000 scale geological and alteration mapping of the prospect area
- Detailed structural mapping focusing upon fracture density, type and distribution
- The collection of an additional 79 rock chip, channel and panel samples

A geological map of the El Chaquiro target is shown in FIGURES 5.3 and 7.1. Results for all rock sampling at El Chaquiro to date are shown in FIGURE 8.2 and compiled in APPENDIX 1B. Based upon Sociedad Kedahda S.A.'s surface definition work, the El Chaquiro phyllic alteration zone, mostly hosted within basaltic and andesite flows of the Combia Formation, measures some 2.5 kilometres E-W by 2 kilometres N-S. The zone is characterised by anomalous gold values up to 398 ppb, with numerous values in the 100 to 200 ppb range, in strongly fractured and phyllic-altered volcanic rock. Coincidentally anomalous Cu (to 500 ppm) and Mo (locally exceeding 100 ppm) values correlate with gold, and are noted to increase with topographic depth along the drainages. Along the periphery of the phyllic zone, various structurally-controlled D-veins (strong quartz-sericite-pyrite alteration) return gold values exceeding 1 ppm, with a maximum value of 5.2 ppm Au over a 20 centimetre wide structure being recorded. The small exposed apophasis of topographically recessed potassically altered diorite returned gold values as high as 556 ppb Au (with 723 ppm Cu). Based upon porphyry Au models (Sillitoe, 2000), such apophases are potentially indicators of near proximity to larger, economically important porphyry-style mineralisation. Fracture density mapping suggests the potential presence of various mineralising centres within the phyllic zone.

Sociedad Kedahda S.A. completed no more work on the Quebradona property. In March, 2006, the property was the subject of a Farm-Out Joint Venture agreement between Sociedad Kedahda S.A. and Bema Gold (now B2Gold Corp). (as described in section 3.2). B2Gold Corp. initiated field work in August, 2006. They collected an additional 12 reconnaissance samples at El Chaquiro and completed exploration programs of the other prospects detailed below.


QUEBRADONA PROPERTY
EL CHAQUIRO AND
TENEDOR TARGET
ROCK SAMPLE LOCATION AND RESULTS
EL CHAQUIRO
EL TENEDOR
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
KEDAHDA S.A. SAMPLE
B2 GOLD CORP. SAMPLE
205758
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3B FOR DETAILS)
N
0
1000 Metres

FIGURE 8.2: Rock samples and results from the EL Chaquiro and El Tenedor Target areas, Quebradona Property, Colombia

8.2 B2GOLD CORP. WORK PROGRAMS AND RESULTS, 2006 - 2007

1) Second Phase Regional Reconnaissance and Target Identification: A second phase of regional reconnaissance was initiated by B2Gold Corp. in September 2006, and included in-fill stream sediment sampling and prospecting focussed upon an approximately five kilometre radius of the El Chaquiro target (Rodriguez, 2007). Additional, high-density drainage basin analysis was completed and 192, -200 mesh stream sediment samples were collected over an area of *ca.* 150 square kilometres (FIGURE 8.1 and APPENDIX 1A). Prospecting coincident with stream sediment sampling and additional follow-up work identified float materials and outcrops of altered and mineralised materials and lead to the discovery of the La Aurora, La Isabela, La Sola and El Tenedor targets.

2) Second Phase Follow-up and Target Definition: Based upon the results of high-density stream sediment sampling and follow-up prospecting, B2Gold Corp. initiated systematic evaluation of what it considered to be its highest priority anomalies, as listed above. To date the following work has been completed, and results obtained, from each of these four target areas.

La Aurora Target Exploration and Results: B2Gold Corp. has completed the following exploration at La Aurora to date:

- 1:1,000 scale geological and alteration mapping of the prospect area
- The collection of 276 rock chip, channel and panel samples
- The collection of 154 grid-based soil samples

A geological map of the La Aurora target is shown in FIGURE 5.3 AND 7.1. Results for all rock and soil sampling at La Aurora to date are shown in FIGURES 8.3 and 8.4 and compiled in APPENDICES 1B AND 1C. Based upon B2Gold Corp. surface definition work, and rock and soil sample database at La Isabela, potentially economic Au (+\- Cu) mineralisation is contained within an area of *ca.* 750 by 750 metres, with the best surface grades associated with potassically-altered early and early intramineral diorite porphyry bodies at La Mama and La Isla. At La Mama, values averaging *ca.*1500 ppb Au are observed in discontinuous chip, channel and panel samples over an area of some 240 by 200 metres, surrounded by values averaging *ca.* 500 ppb Au over an area of nearly 700 by 350 metres. At La Isla, values averaging *ca.* 1200 ppb Au are observed over an area of about 100 by 100 metres, surrounded by values averaging

about 650 ppb Au over an area of some 320 by 160 metres. Both anomalies remain open to the S and SE where sampling to date is limited. The La Mama and La Isla zones are separated by low (sub-100 ppb Au) values in both rock chip and soil sampling, apparently associated with the late mineral hornblende diorite porphyry.


QUEBRADONA PROPERTY
LA AURORA TARGET
ROCK SAMPLE LOCATION AND RESULTS
0
500 Metres
N
LA MAMA
LA ISLA
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3B FOR DETAILS)
-75°44'06"
-75°43'48"
-75°43'30"
-75°43'12"
-75°42'54"
5°45'36"
5°45'18"
5°45'
5°44'42"

FIGURE 8.3: Rock samples and results, La Aurora Target, Quebradona Property, Colombia.


QUEBRADONA PROPERTY
LA AURORA TARGET
SOIL SAMPLE LOCATION AND RESULTS
0
500 Metres
N
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
12021410
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3C FOR DETAILS)

FIGURE 8.4: Soil samples and results, La Aurora Target, Quebradona Property, Colombia.

La Isabela Target Exploration and Results: B2Gold Corp. has completed the following exploration at La Isabela to date:

- 1:1,000 scale geological and alteration mapping of the prospect area
- An *ca.* two line-kilometre ground-based magnetometer survey with data processing and interpretation (all done in-house)
- The collection of 136 rock chip, channel and panel samples
- The collection of 322 grid-based soil samples collected at one metre depth on 50 metre centres over an area of *ca.* 1000 by 1000 metres

A composite, interpreted geological – geophysical map of the La Isabela target is shown in FIGURES 5.3 and 7.1. Results for all rock and soil sampling at La Isabela to date are shown in

FIGURES 8.5 and 8.6 and compiled in APPENDIX 1B and 1C. B2Gold Corp. surface rock sampling indicates that outcropping mineralization is contained within a NE-striking corridor measuring some 60 to 70 metres in width which has been traced along a NE strike. Channel sampling in road cuts of near-surface, oxidised (weathered) altered and mineralised materials within this corridor has produced segments of significant mineralization in continuous panel sampling, including 19.9 metres grading 3.15 ppm Au, 9.5 metres grading 1.6 ppm Au and 16.5 metres grading 0.45 ppm Au. Mineralisation is coincident with potassic alteration and stockwork A- and M-veining overprinted by phyllic alteration and sheeted D-veining along the NE structural corridor. It is not possible to ascertain the true width\orientation of the mineralisation although the controlling feature appears to be the NE-striking structure. The effect of weathering upon surface gold grades has also yet to he determined. The grades reported above and in APPENDIX 1B may reflect hypogene (unweathered rock) grades, or may have been enriched or depleted by the weathering process. Drill testing or trenching to fresh rock will be necessary to evaluate this uncertainty. Grid-based soil sampling completely blanketing and surrounding the area of out crop sampling, returned anomalous Au values over an area of about 400 by 200 metres, oriented along a NE axis. Based upon the soil results, the surface anomaly is closed in all directions. The ground magnetic survey indicated that the soil anomaly is coincident with a NE-striking zone of moderate magnetite-destructive alteration, and may be on the flank of a shallow, strongly magnetic, circular intrusive body located immediately to the east-southeast. A NW-striking system of magnetic dykes appear to emanate from the inferred porphyry body. It is not clear if the magnetic response is due to hypogene magnetite within the intrusive bodies or magnetite-rich alteration (M-veining) associated with potassic hydrothermal alteration.


QUEBRADONA PROPERTY
LA ISABELA TARGET
ROCK SAMPLE LOCATION AND RESULTS
-75°46'48"
-75°46'30"
-75°46'12"
-75°45'54"
5°44'42"
5°44'24"
5°44'06"
5°43'48"
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3B FOR DETAILS)
N
0
500 Metres

FIGURE 8.5: Rock samples and results, La Isabela Target, Quebradona Property.


-75°46'44"
-75°46'40"
-75°46'36"
-75°46'32"
-75°46'28"
-75°46'24"
-75°46'20"
-75°46'16"
5°44'20"
5°44'16"
5°44'12"
5°44'08"
5°44'04"
5°44'
5°43'56"
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
N
0
250
Metres
QUEBRADONA PROPERTY
LA ISABELA TARGET
SOIL SAMPLE LOCATION AND RESULTS
12021410
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3C FOR DETAILS)

FIGURE 8.6: Soil samples and results, La Isabela Target, Quebradona Property.

La Sola Target Exploration and Results: B2Gold Corp. has completed the following exploration at La Sola to date:

- 1:1,000 scale geological and alteration mapping of the prospect area
- The collection of 43 rock chip, channel and panel samples
- The collection of 140 soil samples collected at one metre depth on 100 metre centres over an area of *ca.* 2000 by 1000 metres

A geological map of the La Sola target is shown in FIGURES 5.3 and 7.1. Results for all rock and soil sampling at La Sola to date are shown in FIGURES 8.7 and 8.8 and compiled in APPENDICES 1B and 1C. B2Gold Corp. surface rock sampling indicates that outcropping mineralization is centered upon a small apophasis of diorite porphyry hosted within a thickly-bedded, NW-striking andesite flow. Gold grades \ mineralization drop off quickly at the contacts with bas-andesitic pyroclastic units to the NE and SW. Grades ranging from 447 to 2,020 ppb Au are contained within an *ca.* 100 by 100 metre area, coincident with moderate intensity A- and M-veining and potassic alteration. A halo of lower grade values ranging from 263 to 485 ppb Au extends into the andesitic volcanic rocks over an 250 by 250 metre area, where weak potassic alteration is overprinted by propylitic alteration. Soil sampling returned anomalous gold values over a 550 by 250 metre and indicates that mineralization trends roughly NW - SE, coincident with the strike of volcanic units and specifically, the andesite flow. Soil sample values appear to wane along strike but additional soil work is required to determine if the anomaly is completely closed or not.


LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3B FOR DETAILS)
QUEBRADONA PROPERTY
LA SOLA TARGET
ROCK SAMPLE LOCATION AND RESULTS
N
0
50 Metres

FIGURE 8.7: Rock samples and results, La Sola Target, Quebradona Property, Colombia.


QUEBRADONA PROPERTY
LA SOLA TARGET
SOIL SAMPLE LOCATION AND RESULTS
2018029 SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3C FOR DETAILS)
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
N
0
100 Metres
-75°44'15"
-75°44'06"
-75°43'57"
-75°43'48"
-75°43'39"
-75°43'30"
-75°43'21"
5°43'39"
5°43'30"
5°43'21"
5°43'12"
5°43'03"
5°42'54"
5°42'45"

FIGURE 8.8: Soil samples and results, La Sola Target, Quebradona Property, Colombia.

El Tenedor Target Exploration and Results: B2Gold Corp. has completed the following exploration at El Tenedor to date:

- 1:1,000 scale geological and alteration mapping of the prospect area
- The collection of 141 rock chip, channel and panel samples
- The collection of 220 soil samples collected at one metre depth average 100 metre centres over an area of *ca.* 2,000 metres E-W x 1,400 metres N-S.

A geological map of the El Tenedor target is shown in FIGURES 5.3 and 7.1. Results for all rock and soil sampling at El Tenedor to date are shown in FIGURES 8.2, 8.9 and 8.10 and compiled in APPENDICES 1B and 1C. B2Gold Corp. surface rock sampling indicates that anomalous gold values in outcrop are tightly clustered over an area of some 300 by 300 metres, coincident with the El Tenedor diorite porphyry. Although high-temperature potassic alteration and A- and M-veining are well developed, gold values are comparatively low, ranging from 148 to 498 ppb Au in a restricted 100 square metre area. The majority of the rock sample values are below 400 ppb Au. Zones with highest-temperature (calcic) alteration and quartz-chalcopyrite veining return sub-100 ppb Au values. These results are also reflected in soil sampling where generally sub-300 ppb Au values are also tightly restricted to the diorite porphyry and drop off rapidly to sub-100 ppb Au values related to propylitic alteration of the fine-grained diorite and Combia Formation volcanic country rocks which host the porphyry plug. The anomaly appears closed in all directions. Based upon observations derived from geological and geochemical data and mineralization \ alteration patterns, it would appear that if economic porphyry-style gold mineralization existed at El Tenedor, it has been mostly eroded off.


QUEBRADONA PROPERTY
EL CHAQUIRO AND
TENEDOR TARGET
ROCK SAMPLE LOCATION AND RESULTS
EL CHAQUIRO
EL TENEDOR
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
KEDAHDA S.A. SAMPLE
B2 GOLD CORP. SAMPLE
SAMPLE LOCATION \ NUMBER (SEE APPENDIX 3B FOR DETAILS)
N
0
1000 Metres

FIGURE 8.9: Rock samples and results, El Tenedor Target, Quebradona Property, Colombia. Also see FIGURE 8.2.


QUEBRADONA PROPERTY
EL TENEDOR TARGET
SOIL SAMPLE LOCATION AND RESULTS
SAMPLE LOCATION \ NUMBER (SEE APPENDIX 3C FOR DETAILS)
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
0
200 Metres
N

FIGURE 8.10: Soil samples and results, El Tenedor Target, Quebradona Property, Colombia.

In general, based upon the authors' review of the Quebradona project and of the work and sampling completed by Sociedad Kedahda S.A. and B2Gold Corp., both on site at the various Quebradona gold prospects, as well as in Bogota, and within the supplied information and database, the geochemical results from the project are considered to be reliable and the discussions and conclusions provided by the company (Palacio, 2005; Sepulveda, 2006; Rodriguez, 2007), are considered to be well conceived and justified. The results are backed by the use of a well-recognised, experienced international commercial analytical laboratory (ALS Chemex), as well as by the internal QA \ QC program which Sociedad Kedahda S.A and B2Gold Corp. have in effect (sections 11 and 12).

9. DRILLING

To the knowledge of the companies (Sociedad Kedahda S.A. and B2Gold Corp.) and of the authors, no drilling of any type (diamond, reverse circulation *etc.*) has been undertaken on the Quebradona property to date.

10. SAMPLING METHOD AND APPROACH

To date about 2,200 samples of all types have been collected by Sociedad Kedahda S.A. and B2Gold Corp. for geochemical \ analytical purposes at the Quebradona property (APPENDICES 3A, 3B and 3C). Based upon sampling method and target materials, three types of samples have been collected within the property;

1) Active stream sediment samples
2) Chip and channel rock samples of *in situ* or near *in situ* materials, from out crop across and peripheral to zones of observed alteration \ mineralization
3) Soil samples

Sampling method and approach are described for each of these sample types. Identical sampling methods were used by both Sociedad Kedahda S.A. and B2Gold Corp.

1) Active Stream Sediment Samples: *Ca.* 434 stream sediment samples were collected at the Quebradona prospect by Sociedad Kedahda. S.A. and B2Gold Corp. These samples were collected in pre-selected second and third order drainages, a minimum of 80 metres upstream from confluence points with other drainages. A suitable site along the

active channel was selected and materials were passed through -200 mesh stainless steel sieves. The -200 mesh component plus water was collected in heavy-gauge five litre plastic bags. A clay flocculent, "SuperFloc" was added and all suspended materials were allowed to settle. Water was decanted down to *ca.* 500 millilitres and the solid plus remaining liquid portion of the sample was transferred to numbered, rigid, sealable one (1) litre plastic containers. The numbered laboratory sample tag was taped to the outside of the container. Upon return to base, samples were inventoried and packed up-right into wooden crates and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying and preparation. Information regarding the location and nature of all stream sediment samples collected by Sociedad Kedahda S.A. and B2Gold Corp. at Quebradona is tabulated in APPENDIX 1A.

2) Chip and channel rock samples of *in situ* materials were collected with a geological pick\hammer and chisel or metal spatula. *Ca.* 930 rock chip \ channel \ grab samples were collected at the Quebradona prospect by Sociedad Kedahda. S.A. and B2Gold Corp. Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralized structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), three to five kilograms of material were generally allowed to fall upon a clean plastic sheet spread in front of the out crop. The entire sample was described by a supervising geologist, and sealed in numbered plastic bags containing laboratory sample tags. Upon return to the camp, samples were inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying and preparation. Information regarding the location and nature of all chip and channel samples collected by Sociedad Kedahda S.A. and B2Gold Corp. at Quebradona is tabulated in APPENDIX 1B.

3) Soil Samples: In the absence of continuous outcrop exposure, grid controlled and ridge-and-spur soil samples were collected by B2Gold Corp. in order to define the limits of the mineralized systems at Quebradona. *Ca.* 860 soil samples have been collected at the Quebradona prospect by B2Gold Corp. to date. One-to-two kilogram bulk samples were collected with Dutch-style soil augers at between one and three metres depth in order to

collect *in situ* C-horizon saprolite. This collecting technique avoids surficial transported materials and overburden (ash, organic cover) and surficial residual gold enrichment and dispersion effects, producing results approximating those of the grade of unweathered bedrock mineralisation, wherever present. Samples were described by a supervising geologist and sealed within numbered plastic sample bags. Upon return to the camp, samples were inventoried and packed into sacks and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Samples were prepared (crushed, pulped, split and pulped) in bulk (not screened) and analysed by standard assay techniques. Information regarding the location and nature of all soil samples collected by B2Gold Corp. at Quebradona is tabulated in APPENDIX 1C.

Based upon the observations regarding the strength and style of alteration \ mineralization at the Quebradona project and the QA \ QC procedures and check sampling programs utilised by Sociedad Kedahda S.A. and B2Gold Corp., sample results obtained by these companies appear to be reliable and accurate. Surface sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling.

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

As part of its sample quality control system, Sociedad Kedahda S.A. and B2Gold Corp. apply the same sample management that AngloGold Ashanti Ltd. utilizes on a global level in all its early phase ("greenfields") exploration programs. This includes recording each individual sample on a uniquely numbered sample card, and, upon analysis of a sample series, inserting sample duplicates, sample standards and sample blanks.

The general "rule-of-thumb" for all sampling, is that for every series of 25 samples of any type collected; one sample is duplicated, and one commercially purchased standard and one proven blank, are inserted (thus a 25 sample batch consists of 22 original samples, one duplicate, one standard and one blank). Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Sociedad Kedahda S.A. were purchased from the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 10 to 3,000 ppb Au are used, and are thought to be high reliable in their advertised gold contents. For blanks, Sociedad Kedahda S.A. uses a clean, fine-

grained quartz-arenite sandstone, available in large volume from rock quarries near Bogota. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex laboratory at the request of Sociedad Kedahda S.A. Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analysed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Sociedad Kedahda S.A.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Sociedad Kedahda S.A's in-house Geochemical Database Administrator (a professional geologist) in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

The authors are of the opinion that an adequate methodology is maintained with respect to sample collection, preparation, analyses and security.

On October 26, 2006, the author (Dahrouge) visited the El Chaquiro and El Tenedor prospects and collected 4 samples (APPENDIX 2 A, B). During September, 2007 the author (Gorham) collected nine samples from outcrops and trenches, from La Aurora, La Sola, and La Isabela prospects. The samples were packed in plastic bags sealed with plastic zap straps and taken to the ALS Chemex laboratory in Bogota, Colombia by the author. The nine rock samples (APPENDIX 2 A, C) were analyzed for Au, Ag and Cu by ALS Chemex using their Au AA-24, Au GR22, Ag AA-61, and CU AA-61 methods. Au AA-24 is a fire assay method using Atomic Absorption Spectroscopy, while Au GR22 is a fire assay method using Gravimetric Analysis. Further details on the analytical methods are available from ALS Chemex laboratories.

12. DATA VERIFICATION

Four samples were collected by Dahrouge from the Quebradona Property on October 26, 2006 (APPENDIX 2 A, B).

Sample 21239, from an aphanitic silicified porphyry, possibly a dike, contained 3-4% disseminated pyrite and was taken at the site of SK# 12005760 and 12005761. The value of 106ppb Au is similar to those of 159 and 168ppm from the SK samples. Sample 21240, from an aphanitic porphyry dike, contained some K-feldspar, and up to 7% disseminated pyrite, and some B-veins to 2mm. It yielded an anomalous value of 598ppb Au. Sample 21241, from a fine-grained diorite porphyry, yielded 109ppb Au. Sample 21242, of hematized quartz stockwork lithocap, yielded only 64ppb Au.

Nine samples were collected from the Quebradona Property by Gorham on September 21 and 22, 2007 (APPENDIX 2 A, C).

Samples 41713 and 41714 were collected from outcrop at La Sola to verify samples SK # 12018121 and SK # 12021219. Both samples contained anomalous concentrations of gold (554 and 1190ppb respectively). These results compare favourably with those previously reported for altered wall rock at this location (Section 7). Sample 41715 at La Isabela was taken to verify SK# 12007638 panel sample in road cut. The gold value of 261ppb, although lower than that of 12007638 (642ppb) is anomalous. The outcrops along the cut had weathered significantly since sampling by Sociedad Kedahda. Samples 41716 – 41718 were taken from trenches and outcrop at La Aurora, verifying samples SK # 12001318, SK # 12006807, and SK # 12021662. Samples 41716 and 41717 from the two main trenches returned 983 and 2910 ppb Au respectively. Sample 41716, while nearly 1 ppm, was lower than its reference sample, while 41717 was much closer to the 3200 ppb in SK# 12021662. Sample 71418 from an outcrop in the creek along the contact with the late mineral porphyry returned 1040 ppb, closely matching that obtained previously. Sample 41719 was taken from a satellite body of microdiorite, part of 'La Mama', and returned 808ppb, almost identical to previous sampling. Samples 41720 and 41721 were taken from outcrops at 'La Isla' prospect. Sample 41720 returned 3390 ppb, closely matching SK # 12022412. Sample 41721 returned an anomalous value of 871 ppb Au, comparing closely to 911 ppb for SK # 12021642.

In summary, the authors are satisfied through check analyses, that the anomalous gold values reported by Sociedad Kedahda for the Quebradona property are valid. The authors believe that all sampling procedures at the Quebradona property meet international industry standards and may be relied upon.

13. ADJACENT PROPERTIES

Based upon a review of publicly-available information regarding mineral exploration and mining development in Colombia, the author concludes that there is no significant mineralization reported from adjacent properties.

The author acknowledges that mineralization, if encountered on the adjacent properties, is not necessarily indicative of the mineralization on the Quebradona Property, and an attempt has been made to clearly indicate that any mineralization styles discussed herein are site specific within the confines of the Quebradona Property.

14. MINERAL PROCESSING & METALLURGICAL TESTING

Not applicable.

15. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not applicable.

16. OTHER RELEVANT DATA AND INFORMATION

The Quebradona property is located in Colombia, and therefore carries certain political and country risk beyond that found in other South American jurisdictions. Colombia is host to a disperse and long-running insurgency that at times in the recent past has manifested itself in widespread civil conflicts. Sociedad Kedahda S.A. and B2Gold Corp. management have warranted to the authors that they employ a comprehensive corporate security program to ensure the safety of all personnel and project sites. This program includes the use of highly trained and experienced internal security personnel working in cooperation with military and civil

organizations. Independent international risk assessors provide external advice and audit services on a regular basis. The authors' personal observations during site visits were that security measures both on the property and in the community were excellent.

17. INTERPRETATION AND CONCLUSIONS

The Quebradona property contains at least five early-phase exploration target areas, as defined by surficial exploration to date by Sociedad Kedahda S.A. and B2Gold Corp. These include, in priority order based upon results, 1) La Aurora, 2) La Isabela, 3) La Sola, 4) El Chaquiro and 5) El Tenedor. Based upon geologic setting, and observed lithological, alteration and mineralization parameters, the exploration targets at Quebradona are of the gold (+\-copper)-rich porphyry-type. They are potentially large-tonnage, low-grade deposit types which may be amenable to open pit mining and bulk tonnage beneficiation techniques.

Mineralization at Quebradona is characterised by the presence of aerially extensive, moderate to intense hydrothermal alteration and mineralization, including various aerially significant zones of potassic alteration with A- and M-type veining, which are considered to be the most favourable for the presence of potentially economic gold grades in gold porphyry systems (Sillitoe, 2000). Three of the zones, La Aurora, La Isabela and La Sola have returned surface values exceeding 1 ppm Au, suggesting potentially economic enrichment of gold during the mineralising process. At El Chaquiro, the large sericitic (+quartz-pyrite) zone is interpreted to represent a lithocap assemblage, underlain at uncertain depth or peripheral to potassic alteration +\- Au-Cu mineralization (Sillitoe, 2005). It is noted however, that the metal content of a potassic zone at El Chaquiro, although remaining a valid target, remains a matter of speculation.

In conclusion, 1:1,000 scale geological, structural and alteration mapping and geochemical rock and soil sampling at five prospects within the Quebradona property have been successful at outlining a series of early-phase Au +\- Cu porphyry-style exploration targets. The property in general and the individual targets warrant further surface target definition and a first phase of diamond drill testing. A program to carry out this work is outlined in section 18, Recommendations, below.

18. RECOMMENDATIONS

Based on the exploration of the property to date and favourable geologic setting, the Quebradona Property is of sufficient merit to warrant further exploration. In order to further evaluate the mineral potential of the Quebradona property, a stage-one, follow-up exploration diamond drilling program of 5,500 metres is recommended and will test the La Aurora, La Isabela, La Sola, El Chaquiro and Tenedor anomalies for an estimated cost of US$1.75M. In addition, it is recommended that systematic surface soil geochemistry be extended in order to complete sample coverage between the La Aurora, La Sola and El Chaquiro prospects.

As a result of the significant surface gold geochemistry outlined at the La Aurora zone, a program of 3,000 metres diamond drilling is warranted and will test the porphyry gold potential of the La Mama and La Isla anomalies. A 1,000-metre diamond drill program is recommended at the La Isabela zone and will test the structurally-controlled surface gold mineralization as well as the porphyry gold potential at depth as suggested by the magnetometry anomaly. A 1,000-metre diamond drill program is recommended to test the continuity and depth potential for porphyry gold mineralization at the La Sola zone. At El Chaquiro, it is recommended more surface work, including geological mapping, sampling and geophysics be completed. Five hundred metres of diamond drilling is planned to test geophysical targets. Given the geological interpretations and low grade results to date at Tenedor, follow-up work, including diamond drilling, will be undertaken pending the results of the above mentioned drill programs.

This program will be followed by a stage-two, 20,000 metre diamond drill program including metallurgical tests for a total estimated cost of US$6.50M. Total estimated cost of the two programs is US$8.25M, details of which are presented below.

TABLE 18.1 BUDGET FOR THE PROPOSED EXPLORATION OF THE QUEBRADONA PROPERTY

DESCRIPTION – Stage 1 Program	AMOUNT
Diamond drill testing	
Site preparation/access (tractor, back hoe)	$100,000
Diamond drilling; 5500 meters HQ/NQ (5,500m x C$200 per metre)	$1,100,000
Geochemistry lab costs (4000 samples x C$40 per sample)	$160,000
Personnel: geologists and support (2 project geologists at four months x C$10,000 per month plus two junior geologists and support staff of technicians, labourers, social, environmental, security and logistics personnel)	$150,000
Geophysics	
Ground magnetic survey (400 line-km x C$125 per line-km)	$50,000
Logistics and Support	
Quebradona camp costs (construction, food)	$150,000
Transport: air and ground (in country)	$40,000
Project total ($ CDN)	***$1,750,000***

DESCRIPTION – Stage 2 Program	AMOUNT
Diamond drill testing	
Drill Site preparation/access (tractor, back hoe)	$250,000
Diamond drilling: 20,000 meters HQ/NQ (20,000m x C$200 per metre)	$4,000,000
Geochemistry lab costs (15,000 samples x C$40 per sample)	$600,000
Personnel: geologists and support (2 project geologists at ten months x C$10,000 per month plus four junior geologists and support staff of technicians, labourers, social, environmental, security and logistics personnel)	$400,000
Metallurgy	
Detailed metallurgical studies (drill core samples analysed at NA laboratory)	$850,000
Logistics and Support	
Quebradona camp costs (construction, food)	$250,000
Transport; air and ground (in country)	$150,000
Project total ($ CDN)	***$6,500,000***

The character of the Quebradona property is, in the opinion of the authors, of sufficient merit to justify the recommended program. Any further work would be contingent on the results of this stage one drill program.

Dahrouge Geological Consulting Ltd.

October 22, 2007 John Gorham, B.Sc., P. Geol., Jody Dahrouge, B.Sc., P.Geol.
Edmonton, Alberta

19. REFERENCES

Cediel, F., and C. Cáceres, 2000, Geological Map of Colombia, 1: 2,000,000, Geotec Ltd., Bogotá, Third Edition, digital format with legend and tectono-stratigraphic chart

Cediel, F., Shaw, R.P. and Cáceres, C., 2003, Tectonic Assembly of the Northern Andean Block, *in* Bartolini, C., R.T. Buffler, and J. Blickwede, eds., The Circum Gulf of Mexico and Caribbean: Hydrocarbon habitats, basin formation, and plate tectonics: AAPG Memoir 79, p. 815 - 848.

Palacio, E., 2006, Resumen: Trabajo Cartográfico Sector Quebradona, Sociedad Kedahda S.A. Internal Report, 2 pp.

Restrepo, Vincente, 1883, *Estudio sobre las minas de oro y plata en Colombia*, reprinted in 1979 by the Fondo Rotatorio de Publicaciones FAES, 1979, Medellín, 259 p.

Rodríguez, M.A., 2007, Proyecto Quebradona: Informe Final de Fase II, B2Gold Corporation, Internal Report, 16 p.

Sepulveda, O., 2004, Mineralizacion de la Quebrada, Reporte Tecnico, Sociedad Kedahda S.A., Internal Report, December, 2004, 6 pp.

Sillitoe, R.H., 2000, Gold-Rich Porphyry Deposits: Descriptive and Genetic Models and Their Role in Exploration and Discovery.

Sillitoe, R.H., 2005, Comments on the Quinchia, Quebradona and Gramalote Prospects, Colombia, prepared for Sociedad Kedahda S.A., June, 2006, 11 pp.

20. CERTIFICATE OF AUTHORS

I, Jody Dahrouge, residing at 11 Country Lane, Stony Plain, Alberta, do hereby certify that:

- I am a geologist of Dahrouge Geological Consulting Ltd., Suite 18, 10509 – 81 Ave, Edmonton, Alberta, T6E-1X7.
- I am a graduate of the University of Alberta, Edmonton, Alberta with a B.Sc. in Geology, 1988 and a Special Certificate (Sp.C.) in Computing Science in 1994.
- I have been practicing my profession as a geologist intermittently from 1988 to 1994, and continuously since 1994.
- I am a registered professional geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta, member M48123.
- I am a "qualified person" for the purposes of National Instrument 43-101.
- I am independent of and hold no direct, or indirect interest in B2Gold Corp. and expect to receive none for this work.
- I have read National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.4.
- I am an author of the report entitled "Summary Report on the Quebradona Property" located in Antioquia Department, central Columbia, dated October 22, 2007
- I have visited the various prospects on the Quebradona property on October 23, 2006 and have had no prior involvement with the Quebradona property prior to the field visit.
- I am not aware of any material fact or material change related to this report that is not reflected in the technical report.
- I have read National Instrument 43-101 and the technical report has been prepared in compliance with this Instrument.
- I hereby consent to the filing of the technical report with any stock exchange and/or other regulatory authority and any publication by B2Gold Corp. of the technical report.


PROFESSIONAL GEOLOGIST OF ALBERTA
J.R. DAHROUGE

Jody Dahrouge, BSc, P.Geol.

APEGGA M48123

Dated this 22nd day of October, 2007

I, John Gorham, of 11254 95A Street, Edmonton Alberta, do hereby certify that:

- I am a geologist of Dahrouge Geological Consulting Ltd., Suite 18, 10509 – 81 Ave, Edmonton, Alberta, T6E-1X7.
- I am a graduate of the University of Calgary, Calgary, Alberta, with a B.Sc. in geology, 1976
- I have been a registered professional geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta since 1987, member M46239.
- I have been working as an exploration geologist since 1972 and have experience in base metal, precious metal, gemstone, industrial mineral and coal exploration.
- I am an author of the report entitled "Summary Report on the Quebradona property" located in Antioquia Department, central Columbia, dated October 22, 2007.
- I am independent of and hold no direct or indirect interest in B2Gold Corp. and expect to receive none for this work.
- I am a "qualified person" for the purposes of NI 43-101.
- I have visited the Quebradona property on September 21 and 22, 2007
- I am not aware of any material fact or material change related to this report that is not reflected in the technical report.
- I have had no prior involvement with the Quebradona property before I visited it in September, 2007
- I have read National Instrument 43-101 and the technical report has been prepared in compliance with this Instrument.
- I consent to the filing of this technical report by B2Gold Corp. with any stock exchange or other regulatory authority and any publication of this report by them for regulatory purposes, including electronic publication on websites accessible to the public

John Gorham, P. Geol.

Dated this 22^{Th} day of October, 2007.

Jody Dahrouge, BSc, P.Geol.

APEGGA M48123

John Gorham, BSc, P. Geol.

APEGGA M46239

Appendix 1A

2004 - 2007 Stream Sediment Samples
Descriptions and Results

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
2001510	O	10/2/2002	Kedahda	-75.804896990	17	75°48'17"	5.745658988	5	44	44	5°44'44"	410879	635152	1870	SS	SS-200	qda. palonegro	3	Peren	EX_And	1	71
2001510	O	10/2/2002	Kedahda	-75.804896990	17	75°48'17"	5.745658988	5	44	44	5°44'44"	410879	635152	1870	SS	SS-200	qda. palonegro	3	Peren	EX_And	1	71
2001088	O	9/28/2004	Kedahda	-75.790851997	27	75°47'27"	5.775719953	5	46	32	5°46'32"	412439	638473	1901	SS	SS-200	SACATIN	3	Peren	EX_Bas	4	93
2001089	O	9/28/2004	Kedahda	-75.792049034	31	75°47'31"	5.774426040	5	46	27	5°46'27"	412306	638331	1888	SS	SS-200	LA ELVIRA	2	Peren	EX_And	5	90
2001088	O	9/28/2004	Kedahda	-75.790851997	27	75°47'27"	5.775719953	5	46	32	5°46'32"	412439	638473	1901	SS	SS-200	SACATIN	3	Peren	EX_Bas	4	93
2001089	O	9/28/2004	Kedahda	-75.792049034	31	75°47'31"	5.774426040	5	46	27	5°46'27"	412306	638331	1888	SS	SS-200	LA ELVIRA	2	Peren	EX_And	5	90
2001071	O	9/30/2004	Kedahda	-75.688427967	18	75°41'18"	5.789248987	5	47	21	5°47'21"	423782	639954	598	SS	SS-200	LA SAPO	2	Peren	EX_Bas	6	63
2001071	O	9/30/2004	Kedahda	-75.688427967	18	75°41'18"	5.789248987	5	47	21	5°47'21"	423782	639954	598	SS	SS-200	LA SAPO	2	Peren	EX_Bas	6	63
2002478	O	10/2/2004	Kedahda	-75.815570998	56	75°48'56"	5.745334948	5	44	43	5°44'43"	409697	635117	1897	SS	SS-200	QUEBRADA CACHARRERC	3	Peren	EX_Bas	3	65
2002479	O	10/2/2004	Kedahda	-75.814738998	53	75°48'53"	5.745030035	5	44	42	5°44'42"	409789	635084	1898	SS	SS-200	RIO PIEDRAS	4	Peren	EX_Bas	1	95
2002480	O	10/2/2004	Kedahda	-75.811328061	40	75°48'40"	5.747418018	5	44	50	5°44'50"	410167	635348	1893	SS	SS-200	CA┬ADA LA AGUADA	2	Peren	EX_Bas	4	115
2001513	O	10/2/2004	Kedahda	-75.802671974	9	75°48'9"	5.754572052	5	45	16	5°45'16"	411127	636137	1870	SS	SS-200	canada la tolda	2	Peren	EX_Extl	4	76
2001514	O	10/2/2004	Kedahda	-75.798468978	54	75°47'54"	5.757537015	5	45	27	5°45'27"	411593	636464	1870	SS	SS-200	canada lurdes	3	Peren	EX_Extl	4	74
2001515	O	10/2/2004	Kedahda	-75.795367988	43	75°47'43"	5.764897000	5	45	53	5°45'53"	411937	637278	1865	SS	SS-200	qda roblal	3	Peren	EX_Extl	4	81
2001511	O	10/2/2004	Kedahda	-75.801823010	6	75°48'6"	5.750350975	5	45	1	5°45'1"	411220	635670	1865	SS	SS-200	qda la selva	3	Peren	EX_Extl	3	87
2001081	O	10/2/2004	Kedahda	-75.814314051	51	75°48'51"	5.702757994	5	42	9	5°42'9"	409830	630411	2025	SS	SS-200	RIO PIEDRAS	3	Peren	Volcl	5	115
2001082	O	10/2/2004	Kedahda	-75.812352949	44	75°48'44"	5.703333980	5	42	12	5°42'12"	410047	630474	2033	SS	SS-200	LA MIEDOSA	3	Peren	Volcl	5	59
2001084	O	10/2/2004	Kedahda	-75.810677042	38	75°48'38"	5.712346044	5	42	44	5°42'44"	410234	631470	2003	SS	SS-200	CAJONES	2	Peren	Volcl	73	81
2001086	O	10/2/2004	Kedahda	-75.812250965	44	75°48'44"	5.716520950	5	42	59	5°42'59"	410060	631932	1979	SS	SS-200	STA MARIA	2	Peren	Volcl	4	81
2001087	O	10/2/2004	Kedahda	-75.810103029	36	75°48'36"	5.718035039	5	43	4	5°43'4"	410298	632099	1969	SS	SS-200	SANTANA	3	Peren	Volcl	2	74
2002477	O	10/2/2004	Kedahda	-75.816779986	0	75°49'0"	5.731388047	5	43	52	5°43'52"	409561	633576	1915	SS	SS-200	QUEBRADA SANTA CLARI	3	Peren	EX_Bas	2	86
2002478	O	10/2/2004	Kedahda	-75.815570998	56	75°48'56"	5.745334948	5	44	43	5°44'43"	409697	635117	1897	SS	SS-200	QUEBRADA CACHARRERC	3	Peren	EX_Bas	3	65
2002479	O	10/2/2004	Kedahda	-75.814738998	53	75°48'53"	5.745030035	5	44	42	5°44'42"	409789	635084	1898	SS	SS-200	RIO PIEDRAS	4	Peren	EX_Bas	1	95
2002480	O	10/2/2004	Kedahda	-75.811328061	40	75°48'40"	5.747418018	5	44	50	5°44'50"	410167	635348	1893	SS	SS-200	CA┬ADA LA AGUADA	2	Peren	EX_Bas	4	115
2001513	O	10/2/2004	Kedahda	-75.802671974	9	75°48'9"	5.754572052	5	45	16	5°45'16"	411127	636137	1870	SS	SS-200	canada la tolda	2	Peren	EX_Extl	4	76
2001514	O	10/2/2004	Kedahda	-75.798468978	54	75°47'54"	5.757537015	5	45	27	5°45'27"	411593	636464	1870	SS	SS-200	canada lurdes	3	Peren	EX_Extl	4	74
2001515	O	10/2/2004	Kedahda	-75.795367988	43	75°47'43"	5.764897000	5	45	53	5°45'53"	411937	637278	1865	SS	SS-200	qda roblal	3	Peren	EX_Extl	4	81
2001511	O	10/2/2004	Kedahda	-75.801823010	6	75°48'6"	5.750350975	5	45	1	5°45'1"	411220	635670	1865	SS	SS-200	qda la selva	3	Peren	EX_Extl	3	87
2001081	O	10/2/2004	Kedahda	-75.814314051	51	75°48'51"	5.702757994	5	42	9	5°42'9"	409830	630411	2025	SS	SS-200	RIO PIEDRAS	3	Peren	Volcl	5	115
2001082	O	10/2/2004	Kedahda	-75.812352949	44	75°48'44"	5.703333980	5	42	12	5°42'12"	410047	630474	2033	SS	SS-200	LA MIEDOSA	3	Peren	Volcl	5	59
2001084	O	10/2/2004	Kedahda	-75.810677042	38	75°48'38"	5.712346044	5	42	44	5°42'44"	410234	631470	2003	SS	SS-200	CAJONES	2	Peren	Volcl	73	81
2001086	O	10/2/2004	Kedahda	-75.812250965	44	75°48'44"	5.716520950	5	42	59	5°42'59"	410060	631932	1979	SS	SS-200	STA MARIA	2	Peren	Volcl	4	81
2001087	O	10/2/2004	Kedahda	-75.810103029	36	75°48'36"	5.718035039	5	43	4	5°43'4"	410298	632099	1969	SS	SS-200	SANTANA	3	Peren	Volcl	2	74
2002477	O	10/2/2004	Kedahda	-75.816779986	0	75°49'0"	5.731388047	5	43	52	5°43'52"	409561	633576	1915	SS	SS-200	QUEBRADA SANTA CLARI	3	Peren	EX_Bas	2	86
2001031	O	10/4/2004	Kedahda	-75.730196006	48	75°43'48"	5.771412964	5	46	17	5°46'17"	419154	637988	1830	SS	SS-200	Yolombala	2	Peren		14	86
2001029	O	10/4/2004	Kedahda	-75.730196006	48	75°43'48"	5.771412964	5	46	17	5°46'17"	419154	637988	1800	SS	SS-200	La Palma	2	Peren	EX_And	7	106
2001033	O	10/4/2004	Kedahda	-75.740399943	25	75°44'25"	5.767076043	5	46	1	5°46'1"	418024	637510	1795	SS	SS-200	Quebradona	3	Peren	EX_And	13	91
2002481	O	10/4/2004	Kedahda	-75.737743045	15	75°44'15"	5.792579007	5	47	33	5°47'33"	418322	640329	1334	SS	SS-200	QUEBRADA LA PALMA	3	Peren	VC_Agl	3	66
2001094	O	10/4/2004	Kedahda	-75.753899030	14	75°45'14"	5.771545046	5	46	17	5°46'17"	416530	638007	1807	SS	SS-200	CASTILLALA ESTE	2	Peren	Volcl	2	57
2001092	O	10/4/2004	Kedahda	-75.767855035	4	75°46'4"	5.773479955	5	46	24	5°46'24"	414985	638222	1790	SS	SS-200	EDEN	3	Peren	Volcl	3	51
2001093	O	10/4/2004	Kedahda	-75.754892949	17	75°45'17"	5.771823961	5	46	18	5°46'18"	416420	638037	1794	SS	SS-200	CASTILLALA OESTE	3	Peren	Volcl	44	107
2001096	O	10/4/2004	Kedahda	-75.760701058	38	75°45'38"	5.772757057	5	46	21	5°46'21"	415777	638141	1770	SS	SS-200	PARAISO	3	Peren	EX_And	5	68
2001097	O	10/4/2004	Kedahda	-75.781532023	53	75°46'53"	5.769617047	5	46	10	5°46'10"	413470	637797	1829	SS	SS-200	DANTA	3	Peren	EX_Bas	7	79
2002482	O	10/4/2004	Kedahda	-75.746157968	46	75°44'46"	5.792908017	5	47	34	5°47'34"	417390	640367	1600	SS	SS-200	QUEBRADA LA TULIA	2	Peren	EX_BasAnd	5	89
2002483	O	10/4/2004	Kedahda	-75.748777990	55	75°44'55"	5.783355997	5	47	0	5°47'0"	417099	639311	1637	SS	SS-200	QUEBRADA QUEBRADONA	3	Peren	VC_Agl	73	89
2001091	O	10/4/2004	Kedahda	-75.777098029	37	75°46'37"	5.777079024	5	46	37	5°46'37"	413962	638621	1777	SS	SS-200	MATADERO	3	Peren	EX_Bas	15	77
2001031	O	10/4/2004	Kedahda	-75.730196006	48	75°43'48"	5.771412964	5	46	17	5°46'17"	419154	637988	1830	SS	SS-200	Yolombala	2	Peren		14	86
2001029	O	10/4/2004	Kedahda	-75.730196006	48	75°43'48"	5.771412964	5	46	17	5°46'17"	419154	637988	1800	SS	SS-200	La Palma	2	Peren	EX_And	7	106
2001033	O	10/4/2004	Kedahda	-75.740399943	25	75°44'25"	5.767076043	5	46	1	5°46'1"	418024	637510	1795	SS	SS-200	Quebradona	3	Peren	EX_And	13	91
2002481	O	10/4/2004	Kedahda	-75.737743045	15	75°44'15"	5.792579007	5	47	33	5°47'33"	418322	640329	1334	SS	SS-200	QUEBRADA LA PALMA	3	Peren	VC_Agl	3	66
2001094	O	10/4/2004	Kedahda	-75.753899030	14	75°45'14"	5.771545046	5	46	17	5°46'17"	416530	638007	1807	SS	SS-200	CASTILLALA ESTE	2	Peren	Volcl	2	57
2001092	O	10/4/2004	Kedahda	-75.767855035	4	75°46'4"	5.773479955	5	46	24	5°46'24"	414985	638222	1790	SS	SS-200	EDEN	3	Peren	Volcl	3	51
2001093	O	10/4/2004	Kedahda	-75.754892949	17	75°45'17"	5.771823961	5	46	18	5°46'18"	416420	638037	1794	SS	SS-200	CASTILLALA OESTE	3	Peren	Volcl	44	107
2001096	O	10/4/2004	Kedahda	-75.760701058	38	75°45'38"	5.772757057	5	46	21	5°46'21"	415777	638141	1770	SS	SS-200	PARAISO	3	Peren	EX_And	5	68
2001097	O	10/4/2004	Kedahda	-75.781532023	53	75°46'53"	5.769617047	5	46	10	5°46'10"	413470	637797	1829	SS	SS-200	DANTA	3	Peren	EX_Bas	7	79
2002482	O	10/4/2004	Kedahda	-75.746157968	46	75°44'46"	5.792908017	5	47	34	5°47'34"	417390	640367	1600	SS	SS-200	QUEBRADA LA TULIA	2	Peren	EX_BasAnd	5	89
2002483	O	10/4/2004	Kedahda	-75.748777990	55	75°44'55"	5.783355997	5	47	0	5°47'0"	417099	639311	1637	SS	SS-200	QUEBRADA QUEBRADONA	3	Peren	VC_Agl	73	89
2001091	O	10/4/2004	Kedahda	-75.777098029	37	75°46'37"	5.777079024	5	46	37	5°46'37"	413962	638621	1777	SS	SS-200	MATADERO	3	Peren	EX_Bas	15	77

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
2002927	O	10/9/2004	Kedahda	-75.699997951	59	75°41'59"	5.728076080	5	43	41	5°43'41"	422492	633193	1300	SS	SS-200	qda ventanas	3	Peren	VC_Agl	3	100
2002928	O	10/9/2004	Kedahda	-75.700854955	3	75°42'3"	5.730127963	5	43	48	5°43'48"	422398	633420	1300	SS	SS-200	qda.ventanas	3	Peren	PY_CryTuff	4	93
2002930	O	10/9/2004	Kedahda	-75.678191966	41	75°40'41"	5.752698950	5	45	9	5°45'9"	424910	635912	1040	SS	SS-200	qda. la virgen	2	Peren	PY_CryTuff	4	39
2002931	O	10/9/2004	Kedahda	-75.678174069	41	75°40'41"	5.752762021	5	45	9	5°45'9"	424912	635919	1040	SS	SS-90	qda la virgen	2	Peren	PY_CryTuff	3	35
2002932	O	10/9/2004	Kedahda	-75.688085028	17	75°41'17"	5.774820982	5	46	29	5°46'29"	423818	638359	1100	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	5	42
2002933	O	10/9/2004	Kedahda	-75.686949026	13	75°41'13"	5.774069026	5	46	26	5°46'26"	423943	638276	1080	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	4	27
2002929	O	10/9/2004	Kedahda	-75.697033987	49	75°41'49"	5.735273956	5	44	6	5°44'6"	422821	633988	1290	SS	SS-200	qda yarumala	3	Peren	PY_CryTuff	5	91
2002934	O	10/9/2004	Kedahda	-75.689019010	20	75°41'20"	5.790066999	5	47	24	5°47'24"	423716	640045	900	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	5	45
2002935	D	10/9/2004	Kedahda	-75.689019010	20	75°41'20"	5.790066999	5	47	24	5°47'24"	423716	640045	900	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	7	46
2002936	O	10/9/2004	Kedahda	-75.688644010	19	75°41'19"	5.791413009	5	47	29	5°47'29"	423758	640193	890	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	5	41
2001044	O	10/9/2004	Kedahda	-75.744661028	40	75°44'40"	5.753119025	5	45	11	5°45'11"	417550	635968	1955	SS	SS-200	Quebradona	4	Peren	EX_Bas	59	97
2001045	O	10/9/2004	Kedahda	-75.744661028	40	75°44'40"	5.753119025	5	45	11	5°45'11"	417550	635968	1985	SS	SS-90	Quebradona	4	Peren	EX_Bas	35	97
2002927	O	10/9/2004	Kedahda	-75.699997951	59	75°41'59"	5.728076080	5	43	41	5°43'41"	422492	633193	1300	SS	SS-200	qda ventanas	3	Peren	VC_Agl	3	100
2002928	O	10/9/2004	Kedahda	-75.700854955	3	75°42'3"	5.730127963	5	43	48	5°43'48"	422398	633420	1300	SS	SS-200	qda.ventanas	3	Peren	PY_CryTuff	4	93
2002930	O	10/9/2004	Kedahda	-75.678191966	41	75°40'41"	5.752698950	5	45	9	5°45'9"	424910	635912	1040	SS	SS-200	qda. la virgen	2	Peren	PY_CryTuff	4	39
2002931	O	10/9/2004	Kedahda	-75.678174069	41	75°40'41"	5.752762021	5	45	9	5°45'9"	424912	635919	1040	SS	SS-90	qda la virgen	2	Peren	PY_CryTuff	3	35
2002932	O	10/9/2004	Kedahda	-75.688085028	17	75°41'17"	5.774820982	5	46	29	5°46'29"	423818	638359	1100	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	5	42
2002933	O	10/9/2004	Kedahda	-75.686949026	13	75°41'13"	5.774069026	5	46	26	5°46'26"	423943	638276	1080	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	4	27
2002929	O	10/9/2004	Kedahda	-75.697033987	49	75°41'49"	5.735273956	5	44	6	5°44'6"	422821	633988	1290	SS	SS-200	qda yarumala	3	Peren	PY_CryTuff	5	91
2002934	O	10/9/2004	Kedahda	-75.689019010	20	75°41'20"	5.790066999	5	47	24	5°47'24"	423716	640045	900	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	5	45
2002935	D	10/9/2004	Kedahda	-75.689019010	20	75°41'20"	5.790066999	5	47	24	5°47'24"	423716	640045	900	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	7	46
2002936	O	10/9/2004	Kedahda	-75.688644010	19	75°41'19"	5.791413009	5	47	29	5°47'29"	423758	640193	890	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	5	41
2001044	O	10/9/2004	Kedahda	-75.744661028	40	75°44'40"	5.753119025	5	45	11	5°45'11"	417550	635968	1955	SS	SS-200	Quebradona	4	Peren	EX_Bas	59	97
2001045	O	10/9/2004	Kedahda	-75.744661028	40	75°44'40"	5.753119025	5	45	11	5°45'11"	417550	635968	1985	SS	SS-90	Quebradona	4	Peren	EX_Bas	35	97
2001124	O	10/11/2004	Kedahda	-75.745729938	44	75°44'44"	5.747484996	5	44	50	5°44'50"	417431	635344	1999	SS	SS-200	QUEBRADONA CENTRO	2	Peren	EX_And	93	119
2001119	O	10/11/2004	Kedahda	-75.744638986	40	75°44'40"	5.747488048	5	44	50	5°44'50"	417552	635345	2015	SS	SS-200	QUEBRADONA ESTE	2	Peren	EX_And	41	126
2001123	O	10/11/2004	Kedahda	-75.746402051	47	75°44'47"	5.747499044	5	44	50	5°44'50"	417357	635347	2003	SS	SS-200	QUEBRADONA OESTE	3	Peren	EX_And	64	104
2002508	O	10/11/2004	Kedahda	-75.764683017	52	75°45'52"	5.805804953	5	48	20	5°48'20"	415341	641795	1843	SS	SS-200	QUEBRADA LA LEONA	2	Peren	EX_BasAnd	9	50
2001124	O	10/11/2004	Kedahda	-75.745729938	44	75°44'44"	5.747484996	5	44	50	5°44'50"	417431	635344	1999	SS	SS-200	QUEBRADONA CENTRO	2	Peren	EX_And	93	119
2001119	O	10/11/2004	Kedahda	-75.744638986	40	75°44'40"	5.747488048	5	44	50	5°44'50"	417552	635345	2015	SS	SS-200	QUEBRADONA ESTE	2	Peren	EX_And	41	126
2001123	O	10/11/2004	Kedahda	-75.746402051	47	75°44'47"	5.747499044	5	44	50	5°44'50"	417357	635347	2003	SS	SS-200	QUEBRADONA OESTE	3	Peren	EX_And	64	104
2002508	O	10/11/2004	Kedahda	-75.764683017	52	75°45'52"	5.805804953	5	48	20	5°48'20"	415341	641795	1843	SS	SS-200	QUEBRADA LA LEONA	2	Peren	EX_BasAnd	9	50
2001497	O	10/13/2004	Kedahda	-75.662700020	45	75°39'45"	5.734118972	5	44	2	5°44'2"	426623	633856	750	SS	SS-90	Q. La Virgen	3	Peren	EX_Bas	8	39
2002517	O	10/13/2004	Kedahda	-75.665753057	56	75°39'56"	5.718908976	5	43	8	5°43'8"	426283	632175	675	SS	SS-200	QUEBRADA SANTA HELEN	3	Peren	EX_And	5	43
2001135	O	10/13/2004	Kedahda	-75.682592029	57	75°40'57"	5.700816000	5	42	2	5°42'2"	424416	630177	958	SS	SS-200	EL BARRO	3	Peren	EX_And	12	58
2002513	O	10/13/2004	Kedahda	-75.668922004	8	75°40'8"	5.721352996	5	43	16	5°43'16"	425932	632445	703	SS	SS-200	QUEBRADA EL MICO	3	Peren	EX_BasAnd	7	63
2002514	O	10/13/2004	Kedahda	-75.670017999	12	75°40'12"	5.720821995	5	43	14	5°43'14"	425811	632387	735	SS	SS-200	QUEBRADA LA CARACOLA	2	Peren	EX_BasAnd	22	59
2002515	D	10/13/2004	Kedahda	-75.670017999	12	75°40'12"	5.720821995	5	43	14	5°43'14"	425811	632387	736	SS	SS-200	QUEBRADA CARACOLA	2	Peren	EX_BasAnd	3	70
2002518	O	10/13/2004	Kedahda	-75.665753037	56	75°39'56"	5.718890975	5	43	8	5°43'8"	426283	632173	675	SS	SS-90	QUEBRADA SANTA HELEN	3	Peren	EX_And	3	43
2001494	O	10/13/2004	Kedahda	-75.667245969	2	75°40'2"	5.736990076	5	44	13	5°44'13"	426120	634174	845	SS	SS-200	Q. El cerro	2	Peren	EX_Bas	16	35
2001495	O	10/13/2004	Kedahda	-75.667766995	3	75°40'3"	5.734835934	5	44	5	5°44'5"	426062	633936	780	SS	SS-200	Q. La Yarumala	3	Peren	EX_BasAnd	9	59
2001496	O	10/13/2004	Kedahda	-75.662700020	45	75°39'45"	5.734118972	5	44	2	5°44'2"	426623	633856	750	SS	SS-200	La Virgen	3	Peren	EX_Bas	3	38
2001130	O	10/13/2004	Kedahda	-75.657944004	28	75°39'28"	5.689563999	5	41	22	5°41'22"	427144	628930	719	SS	SS-200		2	Peren	CL_Sltst	13	45
2001132	O	10/13/2004	Kedahda	-75.659425051	33	75°39'33"	5.683754975	5	41	1	5°41'1"	426979	628287	716	SS	SS-200	CHUPADERO	3	Peren	EX_And	16	48
2001133	O	10/13/2004	Kedahda	-75.661646973	41	75°39'41"	5.685360058	5	41	7	5°41'7"	426733	628466	735	SS	SS-90	LA PEINADA	2	Peren	EX_And	86	25
2001134	O	10/13/2004	Kedahda	-75.661646973	41	75°39'41"	5.685360058	5	41	7	5°41'7"	426733	628466	735	SS	SS-200	LA PEINADA	2	Peren	EX_And	18	31
2001051	O	10/13/2004	Kedahda	-75.718497002	6	75°43'6"	5.668548928	5	40	6	5°40'6"	420436	626615	1745	SS	SS-200	La Peinada	2	Peren	EX_Da	7	35
2001052	O	10/13/2004	Kedahda	-75.710315978	37	75°42'37"	5.685288029	5	41	7	5°41'7"	421344	628464	1460	SS	SS-200	San Isidro	2	Peren	IN_Gdr	7	26
2001053	O	10/13/2004	Kedahda	-75.712057988	43	75°42'43"	5.691746978	5	41	30	5°41'30"	421152	629179	1470	SS	SS-200	La Lora	1	Peren	IN_Gdr	3	47
2001497	O	10/13/2004	Kedahda	-75.662700020	45	75°39'45"	5.734118972	5	44	2	5°44'2"	426623	633856	750	SS	SS-90	Q. La Virgen	3	Peren	EX_Bas	8	39
2002517	O	10/13/2004	Kedahda	-75.665753057	56	75°39'56"	5.718908976	5	43	8	5°43'8"	426283	632175	675	SS	SS-200	QUEBRADA SANTA HELEN	3	Peren	EX_And	5	43
2001135	O	10/13/2004	Kedahda	-75.682592029	57	75°40'57"	5.700816000	5	42	2	5°42'2"	424416	630177	958	SS	SS-200	EL BARRO	3	Peren	EX_And	12	58
2002513	O	10/13/2004	Kedahda	-75.668922004	8	75°40'8"	5.721352996	5	43	16	5°43'16"	425932	632445	703	SS	SS-200	QUEBRADA EL MICO	3	Peren	EX_BasAnd	7	63
2002514	O	10/13/2004	Kedahda	-75.670017999	12	75°40'12"	5.720821995	5	43	14	5°43'14"	425811	632387	735	SS	SS-200	QUEBRADA LA CARACOLA	2	Peren	EX_BasAnd	22	59
2002515	D	10/13/2004	Kedahda	-75.670017999	12	75°40'12"	5.720821995	5	43	14	5°43'14"	425811	632387	736	SS	SS-200	QUEBRADA CARACOLA	2	Peren	EX_BasAnd	3	70
2002518	O	10/13/2004	Kedahda	-75.665753037	56	75°39'56"	5.718890975	5	43	8	5°43'8"	426283	632173	675	SS	SS-90	QUEBRADA SANTA HELEN	3	Peren	EX_And	3	43
2001494	O	10/13/2004	Kedahda	-75.667245969	2	75°40'2"	5.736990076	5	44	13	5°44'13"	426120	634174	845	SS	SS-200	Q. El cerro	2	Peren	EX_Bas	16	35
2001495	O	10/13/2004	Kedahda	-75.667766995	3	75°40'3"	5.734835934	5	44	5	5°44'5"	426062	633936	780	SS	SS-200	Q. La Yarumala	3	Peren	EX_BasAnd	9	59

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATTITUDE minutos	segundos	LATITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
2001496	O	10/13/2004	Kedahda	-75.662700020	45	75°39'45"	5.734118972	5	44	2	5°44'2"	426623	633856	750	SS	SS-200	La Virgen	3	Peren	EX_Bas	3	38
2001130	O	10/13/2004	Kedahda	-75.657944004	28	75°39'28"	5.689563999	5	41	22	5°41'22"	427144	628930	719	SS	SS-200		2	Peren	CL_Sltst	13	45
2001132	O	10/13/2004	Kedahda	-75.659425051	33	75°39'33"	5.683754975	5	41	1	5°41'1"	426979	628287	716	SS	SS-200	CHUPADERO	3	Peren	EX_And	16	48
2001133	O	10/13/2004	Kedahda	-75.661646973	41	75°39'41"	5.685360058	5	41	7	5°41'7"	426733	628466	735	SS	SS-90	LA PEINADA	2	Peren	EX_And	86	25
2001134	O	10/13/2004	Kedahda	-75.661646973	41	75°39'41"	5.685360058	5	41	7	5°41'7"	426733	628466	735	SS	SS-200	LA PEINADA	2	Peren	EX_And	18	31
2001051	O	10/13/2004	Kedahda	-75.718497002	6	75°43'6"	5.668548928	5	40	6	5°40'6"	420436	626615	1745	SS	SS-200	La Peinada	2	Peren	EX_Da	7	35
2001052	O	10/13/2004	Kedahda	-75.710315978	37	75°42'37"	5.685288029	5	41	7	5°41'7"	421344	628484	1460	SS	SS-200	San Isidro	2	Peren	IN_Gdr	7	26
2001053	O	10/13/2004	Kedahda	-75.712057988	43	75°42'43"	5.691746978	5	41	30	5°41'30"	421152	629179	1470	SS	SS-200	La Lora	1	Peren	IN_Gdr	3	47
2002952	O	10/14/2004	Kedahda	-75.670861997	15	75°40'15"	5.698906015	5	41	56	5°41'56"	425715	629965	830	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	3	62
2002953	O	10/14/2004	Kedahda	-75.675180958	30	75°40'30"	5.705589973	5	42	20	5°42'20"	425237	630704	910	SS	SS-200	qda. el tabor	3	Peren	PY_CryTuff	4	76
2001498	O	10/14/2004	Kedahda	-75.658012956	28	75°39'28"	5.710306006	5	42	37	5°42'37"	427139	631223	684	SS	SS-200	NO	3	Peren	EX_Bas	9	42
2001499	O	10/14/2004	Kedahda	-75.658162948	29	75°39'29"	5.698257063	5	41	53	5°41'53"	427121	629891	680	SS	SS-200	No tiene	2	Peren	EX_Bas	6	37
2002950	O	10/14/2004	Kedahda	-75.714094040	50	75°42'50"	5.694302049	5	41	39	5°41'39"	420927	629481	1470	SS	SS-200	NO NAME	2	Peren	EX_Extl	5	25
2002951	O	10/14/2004	Kedahda	-75.697239985	50	75°41'50"	5.710228015	5	42	36	5°42'36"	422795	631220	1225	SS	SS-200	qda el tabor	3	Peren	PY_CryTuff	9	24
2002952	O	10/14/2004	Kedahda	-75.670861997	15	75°40'15"	5.698906015	5	41	56	5°41'56"	425715	629965	830	SS	SS-200	NO NAME	2	Peren	PY_CryTuff	3	62
2002953	O	10/14/2004	Kedahda	-75.675180958	30	75°40'30"	5.705589973	5	42	20	5°42'20"	425237	630704	910	SS	SS-200	qda. el tabor	3	Peren	PY_CryTuff	4	76
2001498	O	10/14/2004	Kedahda	-75.658012956	28	75°39'28"	5.710306006	5	42	37	5°42'37"	427139	631223	684	SS	SS-200	NO	3	Peren	EX_Bas	9	42
2001499	O	10/14/2004	Kedahda	-75.658162948	29	75°39'29"	5.698257063	5	41	53	5°41'53"	427121	629891	680	SS	SS-200	No tiene	2	Peren	EX_Bas	6	37
2002950	O	10/14/2004	Kedahda	-75.714094040	50	75°42'50"	5.694302049	5	41	39	5°41'39"	420927	629481	1470	SS	SS-200	NO NAME	2	Peren	EX_Extl	5	25
2002951	O	10/14/2004	Kedahda	-75.697239985	50	75°41'50"	5.710228015	5	42	36	5°42'36"	422795	631220	1225	SS	SS-200	qda el tabor	3	Peren	PY_CryTuff	9	24
2002961	D	10/20/2004	Kedahda	-75.801823010	6	75°48'6"	5.750350975	5	45	1	5°45'1"	411220	635670	1865	SS	SS-200	qda la selva	3	Peren	PY_CryTuff	3	92
2002961	D	10/20/2004	Kedahda	-75.801823010	6	75°48'6"	5.750350975	5	45	1	5°45'1"	411220	635670	1865	SS	SS-200	qda la selva	3	Peren	PY_CryTuff	3	92
2004312	FRS	11/25/2004	Kedahda	-75.810677042	38	75°48'38"	5.712346044	5	42	44	5°42'44"	410234	631470	2007	SS	SS-200	CAJONES	2	Peren	EX_Bas	1	91
2004313	O	11/25/2004	Kedahda	-75.810677042	38	75°48'38"	5.712346044	5	42	44	5°42'44"	410234	631470	2007	SS	SS-10+80				EX_Bas	3	98
2004138	O	11/25/2004	Kedahda	-75.825610066	32	75°49'32"	5.611061922	5	36	39	5°36'39"	408564	620275	1750	SS	SS-200	Q DON DIEGO	2	Peren	EX_Bas	6	120
2004139	O	11/25/2004	Kedahda	-75.823822976	25	75°49'25"	5.611692020	5	36	42	5°36'42"	408762	620344	1781	SS	SS-200	CDA DE LA SILLA	1	Peren	PY_Tuff	4	30
2004312	FRS	11/25/2004	Kedahda	-75.810677042	38	75°48'38"	5.712346044	5	42	44	5°42'44"	410234	631470	2007	SS	SS-200	CAJONES	2	Peren	EX_Bas	1	91
2004313	O	11/25/2004	Kedahda	-75.810677042	38	75°48'38"	5.712346044	5	42	44	5°42'44"	410234	631470	2007	SS	SS-10+80				EX_Bas	3	98
2004138	O	11/25/2004	Kedahda	-75.825610066	32	75°49'32"	5.611061922	5	36	39	5°36'39"	408564	620275	1750	SS	SS-200	Q DON DIEGO	2	Peren	EX_Bas	6	120
2004139	O	11/25/2004	Kedahda	-75.823822976	25	75°49'25"	5.611692020	5	36	42	5°36'42"	408762	620344	1781	SS	SS-200	CDA DE LA SILLA	1	Peren	PY_Tuff	4	30
2004319	O	11/26/2004	Kedahda	-75.805057038	18	75°48'18"	5.710263975	5	42	36	5°42'36"	410856	631239	2079	SS	SS-200	CAJONES	2	Peren	PY_AshTuff	7	53
2004320	O	11/26/2004	Kedahda	-75.805057038	18	75°48'18"	5.710263975	5	42	36	5°42'36"	410856	631239	2079	SS	SS-10+80	CAJONES	2	Peren	PY_AshTuff	3	89
2004322	O	11/26/2004	Kedahda	-75.804696007	16	75°48'16"	5.710590029	5	42	38	5°42'38"	410896	631275	2083	SS	SS-200	CAJONES NORTE	2	Peren	PY_AshTuff	1	101
2004323	O	11/26/2004	Kedahda	-75.804696007	16	75°48'16"	5.710590029	5	42	38	5°42'38"	410896	631275	2083	SS	SS-10+80	CAJONES NORTE	2	Peren	PY_AshTuff	3	129
2004319	O	11/26/2004	Kedahda	-75.805057038	18	75°48'18"	5.710263975	5	42	36	5°42'36"	410856	631239	2079	SS	SS-200	CAJONES	2	Peren	PY_AshTuff	7	53
2004320	O	11/26/2004	Kedahda	-75.805057038	18	75°48'18"	5.710263975	5	42	36	5°42'36"	410856	631239	2079	SS	SS-10+80	CAJONES	2	Peren	PY_AshTuff	3	89
2004322	O	11/26/2004	Kedahda	-75.804696007	16	75°48'16"	5.710590029	5	42	38	5°42'38"	410896	631275	2083	SS	SS-200	CAJONES NORTE	2	Peren	PY_AshTuff	1	101
2004323	O	11/26/2004	Kedahda	-75.804696007	16	75°48'16"	5.710590029	5	42	38	5°42'38"	410896	631275	2083	SS	SS-10+80	CAJONES NORTE	2	Peren	PY_AshTuff	3	129
2004149	O	11/29/2004	Kedahda	-75.700814983	2	75°42'2"	5.640504036	5	38	25	5°38'25"	422390	623512	1340	SS	SS-200	Q. NEGRA	2	Peren	EX_Bas	19	140
2004452	O	11/29/2004	Kedahda	-75.730038041	48	75°43'48"	5.614760003	5	36	53	5°36'53"	419150	620670	2540	SS	SS-10+80				BX_Flt	664	137
2004451	O	11/29/2004	Kedahda	-75.730038041	48	75°43'48"	5.614760003	5	36	53	5°36'53"	419150	620670	2541	SS	SS-200				IN_Gdr	29	112
2004325	O	11/29/2004	Kedahda	-75.729101983	44	75°43'44"	5.631649979	5	37	53	5°37'53"	419256	622537	2136	SS	SS-200		2	Peren	Volcl	140	42
2004329	O	11/29/2004	Kedahda	-75.729292028	45	75°43'45"	5.624458035	5	37	28	5°37'28"	419234	621742	2367	SS	SS-10+80		1	Peren	IN_Gdr	62	85
2004328	O	11/29/2004	Kedahda	-75.729292028	45	75°43'45"	5.624458035	5	37	28	5°37'28"	419234	621742	2367	SS	SS-200				CL_MudSt	579	118
2004146	O	11/29/2004	Kedahda	-75.719461956	10	75°43'10"	5.641516020	5	38	29	5°38'29"	420325	623627	1795	SS	SS-200	NO NAME	1	Peren	EX_And	8	70
2004147	O	11/29/2004	Kedahda	-75.726362027	34	75°43'34"	5.640288988	5	38	25	5°38'25"	419561	623492	1913	SS	SS-200	NO NAME	2	Peren	CL_Cong	21	41
2004148	O	11/29/2004	Kedahda	-75.707578994	27	75°42'27"	5.655320934	5	39	19	5°39'19"	421643	625151	1411	SS	SS-200	QUEBRADA TAMESIS	3	Peren	CL_Cong	13	50
2004324	O	11/29/2004	Kedahda	-75.729022996	44	75°43'44"	5.633548955	5	38	0	5°38'0"	419265	622747	2082	SS	SS-200				IN_Gdr	16	30
2004149	O	11/29/2004	Kedahda	-75.700814983	2	75°42'2"	5.640504036	5	38	25	5°38'25"	422390	623512	1340	SS	SS-200	Q. NEGRA	2	Peren	EX_Bas	19	140
2004452	O	11/29/2004	Kedahda	-75.730038041	48	75°43'48"	5.614760003	5	36	53	5°36'53"	419150	620670	2540	SS	SS-10+80				BX_Flt	664	137
2004451	O	11/29/2004	Kedahda	-75.730038041	48	75°43'48"	5.614760003	5	36	53	5°36'53"	419150	620670	2541	SS	SS-200				IN_Gdr	29	112
2004325	O	11/29/2004	Kedahda	-75.729101983	44	75°43'44"	5.631649979	5	37	53	5°37'53"	419256	622537	2136	SS	SS-200		2	Peren	Volcl	140	42
2004329	O	11/29/2004	Kedahda	-75.729292028	45	75°43'45"	5.624458035	5	37	28	5°37'28"	419234	621742	2367	SS	SS-10+80		1	Peren	IN_Gdr	62	85
2004328	O	11/29/2004	Kedahda	-75.729292028	45	75°43'45"	5.624458035	5	37	28	5°37'28"	419234	621742	2367	SS	SS-200				CL_MudSt	579	118
2004146	O	11/29/2004	Kedahda	-75.719461956	10	75°43'10"	5.641516020	5	38	29	5°38'29"	420325	623627	1795	SS	SS-200	NO NAME	1	Peren	EX_And	8	70
2004147	O	11/29/2004	Kedahda	-75.726362027	34	75°43'34"	5.640288988	5	38	25	5°38'25"	419561	623492	1913	SS	SS-200	NO NAME	2	Peren	CL_Cong	21	41
2004148	O	11/29/2004	Kedahda	-75.707578994	27	75°42'27"	5.655320934	5	39	19	5°39'19"	421643	625151	1411	SS	SS-200	QUEBRADA TAMESIS	3	Peren	CL_Cong	13	50
2004324	O	11/29/2004	Kedahda	-75.729022996	44	75°43'44"	5.633548955	5	38	0	5°38'0"	419265	622747	2082	SS	SS-200				IN_Gdr	16	30

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
2004330	O	11/30/2004	Kedahda	-75.726295980	34	75°43'34"	5.633208985	5	37	59	5°37'59"	419567	622709	2033	SS	SS-200				CL_MudSt	7	77
2004330	O	11/30/2004	Kedahda	-75.726295980	34	75°43'34"	5.633208985	5	37	59	5°37'59"	419567	622709	2033	SS	SS-200				CL_MudSt	7	77
2004459	O	12/1/2004	Kedahda	-75.689578064	22	75°41'22"	5.667247938	5	40	2	5°40'2"	423638	626467	1112	SS	SS-200	NO NAME	1	Ephem	EX_Bas	8	86
2004155	O	12/1/2004	Kedahda	-75.689076994	20	75°41'20"	5.651232973	5	39	4	5°39'4"	423691	624696	1040	SS	SS-200	NO NAME	1	Peren	CL_Cong	1	36
2004158	O	12/1/2004	Kedahda	-75.702677963	9	75°42'9"	5.628117955	5	37	41	5°37'41"	422182	622143	1320	SS	SS-200	Q. EL DERRUMBE	3	Peren	CL_MudSt	19	51
2004459	O	12/1/2004	Kedahda	-75.689578064	22	75°41'22"	5.667247938	5	40	2	5°40'2"	423638	626467	1112	SS	SS-200	NO NAME	1	Ephem	EX_Bas	8	86
2004155	O	12/1/2004	Kedahda	-75.689076994	20	75°41'20"	5.651232973	5	39	4	5°39'4"	423691	624696	1040	SS	SS-200	NO NAME	1	Peren	CL_Cong	1	36
2004158	O	12/1/2004	Kedahda	-75.702677963	9	75°42'9"	5.628117955	5	37	41	5°37'41"	422182	622143	1320	SS	SS-200	Q. EL DERRUMBE	3	Peren	CL_MudSt	19	51
2004166	O	12/4/2004	Kedahda	-75.701559931	5	75°42'5"	5.621844068	5	37	18	5°37'18"	422305	621449	1346	SS	SS-200				EX_Bas	64	86
2004167	O	12/4/2004	Kedahda	-75.730145019	48	75°43'48"	5.699782990	5	41	59	5°41'59"	419150	630069	1500	SS	SS-200	NO NAME	2	Peren	EX_Bas	26	29
2004166	O	12/4/2004	Kedahda	-75.701559931	5	75°42'5"	5.621844068	5	37	18	5°37'18"	422305	621449	1346	SS	SS-200				EX_Bas	64	86
2004167	O	12/4/2004	Kedahda	-75.730145019	48	75°43'48"	5.699782990	5	41	59	5°41'59"	419150	630069	1500	SS	SS-200	NO NAME	2	Peren	EX_Bas	26	29
2004367	O	12/6/2004	Kedahda	-75.754876981	17	75°45'17"	5.718618046	5	43	7	5°43'7"	416414	632155	2082	SS	SS-200		3	Peren	PY_Tuff	3	113
2004366	O	12/6/2004	Kedahda	-75.755013073	18	75°45'18"	5.720615958	5	43	14	5°43'14"	416399	632376	2099	SS	SS-200	LA IRUBIDA	3	Peren	PY_Tuff	9	117
2004361	O	12/6/2004	Kedahda	-75.780508955	49	75°46'49"	5.687937042	5	41	16	5°41'16"	413571	628767	2159	SS	SS-200		2	Peren	PY_Tuff	3	40
2004362	O	12/6/2004	Kedahda	-75.776111047	33	75°46'33"	5.687815973	5	41	16	5°41'16"	414058	628753	2147	SS	SS-200		2	Peren	EX_Bas	11	23
2004363	O	12/6/2004	Kedahda	-75.771695968	18	75°46'18"	5.687687024	5	41	15	5°41'15"	414547	628738	2165	SS	SS-200	STA MARIA	2	Peren	EX_Bas	4	35
2004364	O	12/6/2004	Kedahda	-75.774928018	29	75°46'29"	5.687211960	5	41	13	5°41'13"	414189	628686	2148	SS	SS-200	TACON	3	Peren	PY_Tuff	5	30
2004365	O	12/6/2004	Kedahda	-75.770576950	14	75°46'14"	5.695276974	5	41	42	5°41'42"	414672	629577	2134	SS	SS-200	LA JUDIA	3	Peren	VC_Agl	2	30
2004493	O	12/6/2004	Kedahda	-75.743569017	36	75°44'36"	5.717791016	5	43	4	5°43'4"	417666	632062	2078	SS	SS-200	QUEBRADA EL ROBLE	3	Peren	EX_And	4	121
2004491	O	12/6/2004	Kedahda	-75.761923035	42	75°45'42"	5.700300030	5	42	1	5°42'1"	415631	630131	2111	SS	SS-200	NO NAME	2	Peren	EX_Bas	17	18
2004488	O	12/6/2004	Kedahda	-75.768119022	5	75°46'5"	5.694060002	5	41	38	5°41'38"	414944	629442	2127	SS	SS-200	QUEBRADA SAN AGUSTIN	2	Peren	EX_Bas	3	20
2004489	O	12/6/2004	Kedahda	-75.764726949	53	75°45'53"	5.696750971	5	41	48	5°41'48"	415320	629739	2114	SS	SS-200	QUEBRADA EL LIMON	3	Peren	IN_Di	4	44
2004490	O	12/6/2004	Kedahda	-75.764726949	53	75°45'53"	5.696750971	5	41	48	5°41'48"	415320	629739	2114	SS	SS-10+80	QUEBRADA EL LIMON	3	Peren	IN_Di	4	38
2004492	O	12/6/2004	Kedahda	-75.754321032	15	75°45'15"	5.707972059	5	42	28	5°42'28"	416474	630978	2096	SS	SS-200	QUEBRADA BUENA VISTA	2	Peren	EX_Bas	5	25
2004494	O	12/6/2004	Kedahda	-75.741906038	30	75°44'30"	5.716889054	5	43	0	5°43'0"	417850	631962	2067	SS	SS-200	QUEBRADA LA SOLA	3	Peren	EX_Bas	0	0
2004495	D	12/6/2004	Kedahda	-75.741906038	30	75°44'30"	5.716889054	5	43	0	5°43'0"	417850	631962	2068	SS	SS-200	QUEBRADA LA SOLA	3	Peren	EX_Bas	20	92
2004177	O	12/6/2004	Kedahda	-75.741619039	29	75°44'29"	5.711550040	5	42	41	5°42'41"	417881	631372	2087	SS	SS-200	NO NAME	2	Peren	EX_Bas	2	17
2004173	O	12/6/2004	Kedahda	-75.798774052	55	75°47'55"	5.679075084	5	40	44	5°40'44"	411547	627791	2215	SS	SS-200	NO NAME	1	Peren	EX_Bas	3	51
2004174	O	12/6/2004	Kedahda	-75.792185009	31	75°47'31"	5.680659982	5	40	50	5°40'50"	412277	627964	2183	SS	SS-200	NO NAME	2	Peren	EX_Bas	14	49
2004175	O	12/6/2004	Kedahda	-75.791961029	31	75°47'31"	5.684664039	5	41	4	5°41'4"	412302	628406	2185	SS	SS-200	NO NAME	2	Peren	EX_Bas	3	50
2004176	O	12/6/2004	Kedahda	-75.786969048	13	75°47'13"	5.683595978	5	41	0	5°41'0"	412855	628288	2117	SS	SS-200	NO NAME	2	Peren		3	28
2004367	O	12/6/2004	Kedahda	-75.754876981	17	75°45'17"	5.718618046	5	43	7	5°43'7"	416414	632155	2082	SS	SS-200		3	Peren	PY_Tuff	3	113
2004366	O	12/6/2004	Kedahda	-75.755013073	18	75°45'18"	5.720615958	5	43	14	5°43'14"	416399	632376	2099	SS	SS-200	LA IRUBIDA	3	Peren	PY_Tuff	9	117
2004361	O	12/6/2004	Kedahda	-75.780508955	49	75°46'49"	5.687937042	5	41	16	5°41'16"	413571	628767	2159	SS	SS-200		2	Peren	PY_Tuff	3	40
2004362	O	12/6/2004	Kedahda	-75.776111047	33	75°46'33"	5.687815973	5	41	16	5°41'16"	414058	628753	2147	SS	SS-200		2	Peren	EX_Bas	11	23
2004363	O	12/6/2004	Kedahda	-75.771695968	18	75°46'18"	5.687687024	5	41	15	5°41'15"	414547	628738	2165	SS	SS-200	STA MARIA	2	Peren	EX_Bas	4	35
2004364	O	12/6/2004	Kedahda	-75.774928018	29	75°46'29"	5.687211960	5	41	13	5°41'13"	414189	628686	2148	SS	SS-200	TACON	3	Peren	PY_Tuff	5	30
2004365	O	12/6/2004	Kedahda	-75.770576950	14	75°46'14"	5.695276974	5	41	42	5°41'42"	414672	629577	2134	SS	SS-200	LA JUDIA	3	Peren	VC_Agl	2	30
2004493	O	12/6/2004	Kedahda	-75.743569017	36	75°44'36"	5.717791016	5	43	4	5°43'4"	417666	632062	2078	SS	SS-200	QUEBRADA EL ROBLE	3	Peren	EX_And	4	121
2004491	O	12/6/2004	Kedahda	-75.761923035	42	75°45'42"	5.700300030	5	42	1	5°42'1"	415631	630131	2111	SS	SS-200	NO NAME	2	Peren	EX_Bas	17	18
2004488	O	12/6/2004	Kedahda	-75.768119022	5	75°46'5"	5.694060002	5	41	38	5°41'38"	414944	629442	2127	SS	SS-200	QUEBRADA SAN AGUSTIN	2	Peren	EX_Bas	3	20
2004489	O	12/6/2004	Kedahda	-75.764726949	53	75°45'53"	5.696750971	5	41	48	5°41'48"	415320	629739	2114	SS	SS-200	QUEBRADA EL LIMON	3	Peren	IN_Di	4	44
2004490	O	12/6/2004	Kedahda	-75.764726949	53	75°45'53"	5.696750971	5	41	48	5°41'48"	415320	629739	2114	SS	SS-10+80	QUEBRADA EL LIMON	3	Peren	IN_Di	4	38
2004492	O	12/6/2004	Kedahda	-75.754321032	15	75°45'15"	5.707972059	5	42	28	5°42'28"	416474	630978	2096	SS	SS-200	QUEBRADA BUENA VISTA	2	Peren	EX_Bas	5	25
2004494	O	12/6/2004	Kedahda	-75.741906038	30	75°44'30"	5.716889054	5	43	0	5°43'0"	417850	631962	2067	SS	SS-200	QUEBRADA LA SOLA	3	Peren	EX_Bas	0	0
2004495	D	12/6/2004	Kedahda	-75.741906038	30	75°44'30"	5.716889054	5	43	0	5°43'0"	417850	631962	2068	SS	SS-200	QUEBRADA LA SOLA	3	Peren	EX_Bas	20	92
2004177	O	12/6/2004	Kedahda	-75.741619039	29	75°44'29"	5.711550040	5	42	41	5°42'41"	417881	631372	2087	SS	SS-200	NO NAME	2	Peren	EX_Bas	2	17
2004173	O	12/6/2004	Kedahda	-75.798774052	55	75°47'55"	5.679075084	5	40	44	5°40'44"	411547	627791	2215	SS	SS-200	NO NAME	1	Peren	EX_Bas	3	51
2004174	O	12/6/2004	Kedahda	-75.792185009	31	75°47'31"	5.680659982	5	40	50	5°40'50"	412277	627964	2183	SS	SS-200	NO NAME	2	Peren	EX_Bas	14	49
2004175	O	12/6/2004	Kedahda	-75.791961029	31	75°47'31"	5.684664039	5	41	4	5°41'4"	412302	628406	2185	SS	SS-200	NO NAME	2	Peren	EX_Bas	3	50
2004176	O	12/6/2004	Kedahda	-75.786969048	13	75°47'13"	5.683595978	5	41	0	5°41'0"	412855	628288	2117	SS	SS-200	NO NAME	2	Peren		3	28
2004371	O	12/7/2004	Kedahda	-75.761095001	39	75°45'39"	5.729329079	5	43	45	5°43'45"	415727	633340	2122	SS	SS-200		2	Peren	VC_Agl	12	106
2004372	O	12/7/2004	Kedahda	-75.761095001	39	75°45'39"	5.729329079	5	43	45	5°43'45"	415727	633340	2122	SS	SS-10+80		2	Peren	VC_Agl	6	79
2004370	O	12/7/2004	Kedahda	-75.772490997	20	75°46'20"	5.734958008	5	44	5	5°44'5"	414466	633964	2173	SS	SS-10+80		3	Peren	EX_Bas	17	83
2004369	O	12/7/2004	Kedahda	-75.772490997	20	75°46'20"	5.734958008	5	44	5	5°44'5"	414466	633964	2173	SS	SS-200		3	Peren	EX_Bas	38	99
2004368	O	12/7/2004	Kedahda	-75.771410970	17	75°46'17"	5.731304953	5	43	52	5°43'52"	414585	633559	2155	SS	SS-200	LA SINILARE	3	Peren	PY_Tuff	1	69
2004371	O	12/7/2004	Kedahda	-75.761095001	39	75°45'39"	5.729329079	5	43	45	5°43'45"	415727	633340	2122	SS	SS-200		2	Peren	VC_Agl	12	106

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATTITUDE minutos	segundos	LATTITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
2004372	O	12/7/2004	Kedahda	-75.761095001	39	75°45'39"	5.729329079	5	43	45	5°43'45"	415727	633340	2122	SS	SS-10+80		2	Peren	VC_Agl	6	79
2004370	O	12/7/2004	Kedahda	-75.772490997	20	75°46'20"	5.734958008	5	44	5	5°44'5"	414466	633964	2173	SS	SS-10+80		3	Peren	EX_Bas	17	63
2004369	O	12/7/2004	Kedahda	-75.772490997	20	75°46'20"	5.734958008	5	44	5	5°44'5"	414466	633964	2173	SS	SS-200		3	Peren	EX_Bas	36	99
2004368	O	12/7/2004	Kedahda	-75.771410970	17	75°46'17"	5.731304953	5	43	52	5°43'52"	414585	633559	2155	SS	SS-200	LA SINILARE	3	Peren	PY_Tuff	1	69
2005040	O	1/29/2005	Kedahda	-75.730449996	49	75°43'49"	5.617481978	5	37	2	5°37'2"	419105	620971	2575	SS	SS-200	Rio Claro	3	Peren	CL_Cong	225	64
2005041	O	1/29/2005	Kedahda	-75.730449996	49	75°43'49"	5.617481978	5	37	2	5°37'2"	419105	620971	2575	SS	SS-10+80	Rio Claro	3	Peren	CL_Cong	16	56
2005040	O	1/29/2005	Kedahda	-75.730449996	49	75°43'49"	5.617481978	5	37	2	5°37'2"	419105	620971	2575	SS	SS-200	Rio Claro	3	Peren	CL_Cong	225	64
2005041	O	1/29/2005	Kedahda	-75.730449996	49	75°43'49"	5.617481978	5	37	2	5°37'2"	419105	620971	2575	SS	SS-10+80	Rio Claro	3	Peren	CL_Cong	16	56
14004301	O	11/15/2006	B2Gold	-75.764826904	53	75°45'53"	5.737826623	5	44	16	5°44'16"	415315	634280	2215	SS	SS-200	Quebrada La Merced	1	Peren	EX_And	11	57
14004302	O	11/15/2006	B2Gold	-75.764510341	52	75°45'52"	5.737465221	5	44	14	5°44'14"	415350	634241	2100	SS	SS-200		1	Peren	EX_And	12	94
14009504	O	11/20/2006	B2Gold	-75.757463037	26	75°45'26"	5.735041321	5	44	6	5°44'6"	416130	633971	2207	SS	SS-200	Afl Quebrada Guaico	1	Peren	EX_And	3	51
14009501	O	11/20/2006	B2Gold	-75.760990961	39	75°45'39"	5.732666689	5	43	57	5°43'57"	415739	633709	2158	SS	SS-200		1	Peren	PY_LitTuff	13	109
14009502	O	11/20/2006	B2Gold	-75.758453206	30	75°45'30"	5.732597691	5	43	57	5°43'57"	416020	633701	2156	SS	SS-200	Quebrada Guaico	1	Peren	EX_And	3	51
14009506	O	11/20/2006	B2Gold	-75.758213087	29	75°45'29"	5.735411199	5	44	7	5°44'7"	416047	634012	2196	SS	SS-200	Quebrada Guaico	2	Peren	EX_And	5	56
14009503	O	11/20/2006	B2Gold	-75.758031002	28	75°45'28"	5.734298828	5	44	3	5°44'3"	416067	633889	2191	SS	SS-200	Afl Quebrada Guaico	1	Peren	EX_And	17	45
14004307	O	11/20/2006	B2Gold	-75.770393570	13	75°46'13"	5.740532834	5	44	25	5°44'25"	414699	634580	2240	SS	SS-200		1	Peren	EX_And	5	81
14004308	O	11/20/2006	B2Gold	-75.770727350	14	75°46'14"	5.740261016	5	44	24	5°44'24"	414662	634550	2238	SS	SS-200		1	Peren	EX_And	5	90
14004303	O	11/20/2006	B2Gold	-75.772601042	21	75°46'21"	5.736739752	5	44	12	5°44'12"	414454	634161	2197	SS	SS-200		1	Peren	EX_And	7	92
14004306	O	11/20/2006	B2Gold	-75.770112033	12	75°46'12"	5.739357265	5	44	21	5°44'21"	414730	634450	2202	SS	SS-200		1	Peren	IN_Di	22	58
14004304	O	11/20/2006	B2Gold	-75.771725645	18	75°46'18"	5.737184167	5	44	13	5°44'13"	414551	634210	2195	SS	SS-200		1	Peren	EX_And	7	92
14004315	O	11/21/2006	B2Gold	-75.748630594	55	75°44'55"	5.720986960	5	43	15	5°43'15"	417106	632416	2101	SS	SS-200	Afl. Rio Frio	1	Peren	EX_Da	2	106
14004316	O	11/21/2006	B2Gold	-75.752722618	9	75°45'9"	5.721849988	5	43	18	5°43'18"	416653	632512	2117	SS	SS-200	Afl. Rio Frio	1	Peren	EX_Bas	4	95
14004317	O	11/21/2006	B2Gold	-75.755180735	18	75°45'18"	5.723203603	5	43	23	5°43'23"	416381	632662	2131	SS	SS-200	Afl. La Isabella	1	Ephem	EX_And	2	85
14004319	O	11/21/2006	B2Gold	-75.759329647	33	75°45'33"	5.726101771	5	43	33	5°43'33"	415922	632983	2125	SS	SS-200	Afl. La Isabella	1	Peren	EX_Bas	2	124
14004318	O	11/21/2006	B2Gold	-75.757097322	25	75°45'25"	5.724784062	5	43	29	5°43'29"	416169	632837	2097	SS	SS-200	Afl. La Isabella	1	Peren	EX_Bas	4	125
14009508	O	11/21/2006	B2Gold	-75.767387202	2	75°46'2"	5.734476320	5	44	4	5°44'4"	415031	633910	2177	SS	SS-200		1	Peren	IN_Di	9	92
14009509	O	11/21/2006	B2Gold	-75.766440474	59	75°45'59"	5.735608290	5	44	8	5°44'8"	415136	634035	2180	SS	SS-200		1	Peren	EX_And	4	73
14004310	O	11/21/2006	B2Gold	-75.775802965	32	75°46'32"	5.740435065	5	44	25	5°44'25"	414100	634571	2250	SS	SS-200		1	Peren	EX_And	12	119
14004311	O	11/21/2006	B2Gold	-75.776098648	33	75°46'33"	5.758706742	5	45	31	5°45'31"	414070	636590	2250	SS	SS-200		1	Peren	EX_And	11	123
14004312	O	11/21/2006	B2Gold	-75.777970627	40	75°46'40"	5.740613032	5	44	26	5°44'26"	413860	634590	2265	SS	SS-200		1	Peren	EX_And	5	90
14004309	O	11/21/2006	B2Gold	-75.775302171	31	75°46'31"	5.737405472	5	44	14	5°44'14"	414155	634236	2190	SS	SS-200		1	Peren	EX_And	10	83
14004313	O	11/21/2006	B2Gold	-75.778512235	42	75°46'42"	5.740431383	5	44	25	5°44'25"	413800	634570	2265	SS	SS-200		1	Peren	EX_And	1	59
14009507	O	11/21/2006	B2Gold	-75.765471949	55	75°45'55"	5.727160985	5	43	37	5°43'37"	415242	633101	2126	SS	SS-200		2	Peren	IN_Di	7	59
14009511	O	11/22/2006	B2Gold	-75.742303144	32	75°44'32"	5.723356099	5	43	24	5°43'24"	417807	632677	2158	SS	SS-200		2	Peren	EX_Bas	4	78
14009514	O	11/22/2006	B2Gold	-75.744150369	38	75°44'38"	5.727189063	5	43	37	5°43'37"	417603	633101	2153	SS	SS-200		2	Peren	PY_LapTuff	1	137
14009515	O	11/22/2006	B2Gold	-75.744629468	40	75°44'40"	5.727550267	5	43	39	5°43'39"	417550	633141	2150	SS	SS-200	Quebrada El Roble	3	Peren	EX_Bas	3	101
14009510	O	11/22/2006	B2Gold	-75.743098676	35	75°44'35"	5.723997310	5	43	26	5°43'26"	417719	632748	2158	SS	SS-200		1	Peren	PY_AshTuff	3	133
14009512	O	11/22/2006	B2Gold	-75.745302076	43	75°44'43"	5.723922086	5	43	26	5°43'26"	417475	632740	2131	SS	SS-200		1	Peren	PY_LCTuff	4	98
14009513	O	11/22/2006	B2Gold	-75.745486688	43	75°44'43"	5.727006414	5	43	37	5°43'37"	417455	633081	2149	SS	SS-200		1	Peren	PY_AshTuff	2	132
14009552	O	11/22/2006	B2Gold	-75.761722594	42	75°45'42"	5.725953867	5	43	33	5°43'33"	415657	632967	2132	SS	SS-200	Afl. La Isabella	1	Peren	EX_And	1	155
14009551	O	11/22/2006	B2Gold	-75.762357790	44	75°45'44"	5.728250610	5	43	41	5°43'41"	415587	633221	2175	SS	SS-200	Afl. La Isabella	1	Peren	PY_LapTuff	2	139
14009556	O	11/22/2006	B2Gold	-75.780900697	51	75°46'51"	5.736954625	5	44	13	5°44'13"	413535	634185	2234	SS	SS-200	Afl. La Isabella	1	Peren	EX_And	4	94
14009553	O	11/22/2006	B2Gold	-75.778973740	44	75°46'44"	5.734460671	5	44	4	5°44'4"	413748	633910	2218	SS	SS-200	Afl. La Isabella	1	Peren	EX_And	6	94
14009554	O	11/22/2006	B2Gold	-75.780672995	50	75°46'50"	5.735534780	5	44	7	5°44'7"	413560	634028	NR	SS	SS-200	Qda. La Isabella	2	Peren	HY_And	4	63
14004314	O	11/22/2006	B2Gold	-75.774250517	27	75°46'27"	5.727682884	5	43	39	5°43'39"	414270	633160	2200	SS	SS-200		1	Peren	EX_And	1	73
14004320	O	11/22/2006	B2Gold	-75.777908442	40	75°46'40"	5.728039754	5	43	40	5°43'40"	413865	633200	2224	SS	SS-200		1	Peren	EX_And	2	77
14004321	O	11/22/2006	B2Gold	-75.778312743	41	75°46'41"	5.726501456	5	43	35	5°43'35"	413820	633030	2227	SS	SS-200		1	Peren	EX_And	2	52
14004322	O	11/22/2006	B2Gold	-75.778602582	42	75°46'42"	5.727134253	5	43	37	5°43'37"	413788	633100	2225	SS	SS-200		2	Peren	EX_And	4	71
14004323	O	11/22/2006	B2Gold	-75.772401652	20	75°46'20"	5.729494498	5	43	46	5°43'46"	414475	633360	2187	SS	SS-200		1	Peren	Void	1	43
14009520	O	11/23/2006	B2Gold	-75.798252854	53	75°47'53"	5.733276283	5	43	59	5°43'59"	411613	633782	1964	SS	SS-200				EX_Bas	1	115
14009557	O	11/23/2006	B2Gold	-75.781947823	55	75°46'55"	5.769680066	5	46	10	5°46'10"	413424	637804	1813	SS	SS-200	Afl. La Danta	1	Peren	EX_Bas	7	69
14009561	O	11/23/2006	B2Gold	-75.779486515	46	75°46'46"	5.759561449	5	45	34	5°45'34"	413695	636685	1966	SS	SS-200	La Danta	2	Peren	HY_And	8	88
14009516	O	11/23/2006	B2Gold	-75.804065275	14	75°48'14"	5.743751915	5	44	37	5°44'37"	410971	634941	1980	SS	SS-200	Cañada La Lopez	3	Peren	HY_And	12	72
14009519	O	11/23/2006	B2Gold	-75.798667337	55	75°47'55"	5.732606335	5	43	57	5°43'57"	411567	633708	1941	SS	SS-200		3	Peren	PY_PyroBx	1	98
14009560	O	11/23/2006	B2Gold	-75.780732227	50	75°46'50"	5.732603932	5	43	57	5°43'57"	413553	633705	1969	SS	SS-200	La Palmera	2	Peren	EX_Bas	6	92
14009558	O	11/23/2006	B2Gold	-75.785225183	6	75°47'6"	5.768933817	5	46	8	5°46'8"	413061	637722	1856	SS	SS-200	Afl. Rio Piedras	2	Peren	EX_Bas	4	84
14009559	O	11/23/2006	B2Gold	-75.779230653	45	75°46'45"	5.763994129	5	45	50	5°45'50"	413724	637175	1924	SS	SS-200	Afl. La Danta	1	Peren	EX_Bas	5	114
14004327	D	11/23/2006	B2Gold	-75.790869973	27	75°47'27"	5.729831125	5	43	47	5°43'47"	412430	633400	2000	SS	SS-200		2	Peren	EX_And	1	95

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
14004328	O	11/23/2006	B2Gold	-75.791140521	28	75°47'28"	5.729559385	5	43	46	5°43'46"	412400	633370	2005	SS	SS-200		1	Peren	EX_And	1	77
14004329	O	11/23/2006	B2Gold	-75.789610510	22	75°47'22"	5.733351586	5	44	0	5°44'0"	412570	633789	2049	SS	SS-200		2	Peren	EX_And	1	102
14004324	O	11/23/2006	B2Gold	-75.791125075	28	75°47'28"	5.731458974	5	43	53	5°43'53"	412402	633580	2021	SS	SS-200		2	Peren	EX_And	2	98
14004326	O	11/23/2006	B2Gold	-75.790869973	27	75°47'27"	5.729831125	5	43	47	5°43'47"	412430	633400	2000	SS	SS-200		2	Peren	EX_And	1	93
14004331	O	11/23/2006	B2Gold	-75.789611628	22	75°47'22"	5.734310413	5	44	3	5°44'3"	412570	633895	2029	SS	SS-200		1	Peren	EX_And	6	92
14004360	O	11/25/2006	B2Gold	-75.757992633	28	75°45'28"	5.753095683	5	45	11	5°45'11"	416074	635967	2274	SS	SS-200		1	Peren	IN_Di	9	70
14004361	O	11/25/2006	B2Gold	-75.754789022	17	75°45'17"	5.754954283	5	45	17	5°45'17"	416429	636172	2149	SS	SS-200		1	Peren		6	67
14009523	O	11/25/2006	B2Gold	-75.761230183	40	75°45'40"	5.749608812	5	44	58	5°44'58"	415715	635582	2230	SS	SS-200	Quebrada Centilala	2	Peren	IN_Di	20	97
14009524	D	11/25/2006	B2Gold	-75.761230183	40	75°45'40"	5.749608812	5	44	58	5°44'58"	415715	635582	2230	SS	SS-200	Quebrada Centilala	2	Peren	EX_Bas	19	97
14009564	O	11/25/2006	B2Gold	-75.757551822	27	75°45'27"	5.768021539	5	46	4	5°46'4"	416125	637617	1915	SS	SS-200	Afl. La Cestillala	2	Peren	EX_Bas	4	63
14009565	O	11/25/2006	B2Gold	-75.751119622	4	75°45'4"	5.773484577	5	46	24	5°46'24"	416838	638219	1840	SS	SS-200	Afl. Rio Piedras	2	Peren	EX_And	3	58
14009566	O	11/25/2006	B2Gold	-75.750966409	3	75°45'3"	5.773729012	5	46	25	5°46'25"	416855	638247	1858	SS	SS-200	Afl. Rio Piedras	2	Peren	EX_And	2	63
14009562	O	11/25/2006	B2Gold	-75.756176057	22	75°45'22"	5.765761963	5	45	56	5°45'56"	416277	637367	1921	SS	SS-200	La Cestillala	1	Peren	EX_Bas	5	65
14009563	D	11/25/2006	B2Gold	-75.756176057	22	75°45'22"	5.765761963	5	45	56	5°45'56"	416277	637367	1921	SS	SS-200	La Cestillala	1	Peren	EX_Bas	5	71
14009521	O	11/25/2006	B2Gold	-75.758243037	29	75°45'29"	5.751231953	5	45	4	5°45'4"	416046	635761	2180	SS	SS-200		1	Peren	IN_Di	46	66
14009522	O	11/25/2006	B2Gold	-75.761265574	40	75°45'40"	5.749056982	5	44	56	5°44'56"	415711	635521	2230	SS	SS-200	QUEBRADA CESTILLALA	2	Peren	IN_DI	15	131
14004362	O	11/26/2006	B2Gold	-75.735188194	6	75°44'6"	5.759575079	5	45	34	5°45'34"	418600	636681	2014	SS	SS-200		1	Peren	EX_And	4	53
14004363	O	11/26/2006	B2Gold	-75.734013778	2	75°44'2"	5.759305222	5	45	33	5°45'33"	418730	636651	1946	SS	SS-200		1	Peren	EX_And	4	51
14004364	O	11/26/2006	B2Gold	-75.732671728	57	75°43'57"	5.769166727	5	46	9	5°46'9"	418880	637740	1956	SS	SS-200		2	Peren	IN_Di	9	38
14004365	O	11/26/2006	B2Gold	-75.733114128	59	75°43'59"	5.762020080	5	45	43	5°45'43"	418830	636950	1927	SS	SS-200		1	Peren	EX_And	12	28
14004366	O	11/26/2006	B2Gold	-75.738175973	17	75°44'17"	5.765342347	5	45	55	5°45'55"	418270	637318	1904	SS	SS-200				IN_Di	13	29
14004367	O	11/26/2006	B2Gold	-75.756590449	23	75°45'23"	5.758145001	5	45	29	5°45'29"	416230	636526	2047	SS	SS-200		2	Peren	EX_And	16	70
14009526	O	11/26/2006	B2Gold	-75.760292277	37	75°45'37"	5.743802775	5	44	37	5°44'37"	415818	634940	2175	SS	SS-200	Qda Quebradona	1	Peren	IN_Di	108	563
14009527	O	11/26/2006	B2Gold	-75.760499474	37	75°45'37"	5.743413538	5	44	36	5°44'36"	415795	634897	2155	SS	SS-200	Afluente Quebradona	1	Peren	Bx	28	116
14009528	O	11/26/2006	B2Gold	-75.758756996	31	75°45'31"	5.743795770	5	44	37	5°44'37"	415988	634939	2150	SS	SS-200		1	Peren	PY_AshTuff	88	535
14009571	O	11/27/2006	B2Gold	-75.734567173	4	75°44'4"	5.775279150	5	46	31	5°46'31"	418671	638416	1874	SS	SS-200	Canada El Oso	2	Peren	PY_LapTuff	4	73
14009570	O	11/27/2006	B2Gold	-75.731505852	53	75°43'53"	5.754414737	5	45	15	5°45'15"	419007	636108	2012	SS	SS-200	Qda. Yolombala	2	Peren	EX_Bas	209	183
14009567	O	11/27/2006	B2Gold	-75.725135438	30	75°43'30"	5.773093159	5	46	23	5°46'23"	419715	638173	1922	SS	SS-200	Afl. Qda. La Palma	2	Peren	EX_Bas	2	115
14009568	O	11/27/2006	B2Gold	-75.725045503	30	75°43'30"	5.773391782	5	46	24	5°46'24"	419725	638206	1917	SS	SS-200	Afl. Qda. La Palma	1	Peren	EX_Bas	3	96
14009569	O	11/27/2006	B2Gold	-75.732065429	55	75°43'55"	5.754133604	5	45	14	5°45'14"	418945	636078	2030	SS	SS-200	Qda. Yolombala	2	Peren	EX_And	11	105
14009529	O	11/28/2006	B2Gold	-75.732688229	57	75°43'57"	5.725566562	5	43	32	5°43'32"	418872	632920	2233	SS	SS-200		2	Peren	IN_Di	21	68
14009531	O	11/28/2006	B2Gold	-75.731721501	54	75°43'54"	5.725224061	5	43	30	5°43'30"	418979	632882	2247	SS	SS-200	Qda La Sola	2	Peren	PY_AshTuff	22	64
14009532	O	11/28/2006	B2Gold	-75.734871767	5	75°44'5"	5.724071231	5	43	26	5°43'26"	418630	632755	2190	SS	SS-200		2	Peren	EX_And	6	87
14009533	O	11/28/2006	B2Gold	-75.732701327	57	75°43'57"	5.721667857	5	43	18	5°43'18"	418870	632489	2175	SS	SS-200		1	Peren	EX_And	413	411
14009534	O	11/28/2006	B2Gold	-75.733647729	1	75°44'1"	5.720237430	5	43	12	5°43'12"	418765	632331	2160	SS	SS-200		1	Peren	PY_LapTuff	51	115
14009576	O	11/28/2006	B2Gold	-75.793082425	35	75°47'35"	5.762410131	5	45	44	5°45'44"	412190	637002	1840	SS	SS-200	Afl. Rio Piedras	1	Peren	EX_Bas	7	81
14004334	O	11/28/2006	B2Gold	-75.811114036	40	75°48'40"	5.740657437	5	44	26	5°44'26"	410190	634600	1905	SS	SS-200		1	Peren	EX_And	1	75
14009572	O	11/28/2006	B2Gold	-75.803132426	11	75°48'11"	5.754734495	5	45	17	5°45'17"	411076	636155	1886	SS	SS-200	Canada La Tokla	2	Peren	EX_BasAnd	3	96
14009573	O	11/28/2006	B2Gold	-75.800087540	0	75°48'0"	5.760184182	5	45	36	5°45'36"	411414	636757	1872	SS	SS-200	Qda. La Chagra	2	Peren	EX_BasAnd	3	97
14009574	O	11/28/2006	B2Gold	-75.799528459	58	75°47'58"	5.754332508	5	45	15	5°45'15"	411475	636110	1878	SS	SS-200	Afl. Rio Piedras	2	Peren	PY_LapTuff	4	96
14004333	O	11/28/2006	B2Gold	-75.799290564	57	75°47'57"	5.745649130	5	44	44	5°44'44"	411500	635150	1900	SS	SS-200		2	Peren	EX_And	2	101
14004335	O	11/28/2006	B2Gold	-75.814066475	50	75°48'50"	5.740200966	5	44	24	5°44'24"	409863	634550	1909	SS	SS-200		1	Peren	VC_Tuff	1	121
14004370	O	11/28/2006	B2Gold	-75.812983610	46	75°48'46"	5.721641121	5	43	17	5°43'17"	409980	632498	1970	SS	SS-200		1	Peren	EX_Bas	1	91
14004368	O	11/28/2006	B2Gold	-75.810548960	37	75°48'37"	5.724195402	5	43	27	5°43'27"	410250	632781	1946	SS	SS-200		2	Peren	EX_Bas	1	130
14004371	O	11/28/2006	B2Gold	-75.813014536	46	75°48'46"	5.724354731	5	43	27	5°43'27"	409977	632797	1954	SS	SS-200		2	Peren	EX_Bas	1	92
14004372	O	11/28/2006	B2Gold	-75.817547079	3	75°49'3"	5.730137407	5	43	48	5°43'48"	409476	633438	1936	SS	SS-200	SANTA CLARITA	2	Peren	EX_Bas	1	106
14009577	D	11/28/2006	B2Gold	-75.793082425	35	75°47'35"	5.762410131	5	45	44	5°45'44"	412190	637002	1840	SS	SS-200	Afl. Rio Piedras	1	Peren	EX_Bas	4	81
14004332	O	11/28/2006	B2Gold	-75.797026920	49	75°47'49"	5.741400688	5	44	29	5°44'29"	411750	634680	1925	SS	SS-200		2	Peren	EX_And	1	110
14004369	O	11/28/2006	B2Gold	-75.810545966	37	75°48'37"	5.722069710	5	43	19	5°43'19"	410250	632545	1972	SS	SS-200		2	Peren	PY_Agglom	2	111
14009536	O	11/29/2006	B2Gold	-75.798417200	54	75°47'54"	5.695456625	5	41	43	5°41'43"	411589	629601	2190	SS	SS-200	Qda La Miedosa	3	Peren	PY_LitTuff	4	55
14009539	O	11/29/2006	B2Gold	-75.808574782	30	75°48'30"	5.700951190	5	42	3	5°42'3"	410465	630210	2053	SS	SS-200		2	Peren	EX_Bas	3	91
14004377	O	11/29/2006	B2Gold	-75.804488233	16	75°48'16"	5.716877056	5	43	0	5°43'0"	410920	631970	2060	SS	SS-200		2	Peren	PY_AshTuff	1	103
14004378	O	11/29/2006	B2Gold	-75.804614015	16	75°48'16"	5.716415558	5	42	59	5°42'59"	410906	631919	2066	SS	SS-200		2	Peren	EX_Bas	1	82
14004379	O	11/29/2006	B2Gold	-75.807298547	26	75°48'26"	5.718184713	5	43	5	5°43'5"	410609	632114	2000	SS	SS-200		1	Peren	PY_AshTuff	1	119
14009535	O	11/29/2006	B2Gold	-75.800894016	3	75°48'3"	5.697298480	5	41	50	5°41'50"	411315	629805	2059	SS	SS-200	Qda La Miedosa	2	Peren	EX_Bas	3	66
14004373	O	11/29/2006	B2Gold	-75.820220952	12	75°49'12"	5.730694406	5	43	50	5°43'50"	409180	633500	1949	SS	SS-200	VIBORALA	2	Peren	EX_Bas	1	117
14004376	O	11/29/2006	B2Gold	-75.820039487	12	75°49'12"	5.730097663	5	43	48	5°43'48"	409200	633434	1980	SS	SS-200	MARSELLA	2	Peren	VC_Agl	4	125
14004374	D	11/29/2006	B2Gold	-75.820220952	12	75°49'12"	5.730694406	5	43	50	5°43'50"	409180	633500	1949	SS	SS-200	VIBORALA	2	Peren	EX_Bas	2	119

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATTITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
14009579	O	11/29/2006	B2Gold	-75.815329479	55	75°48'55"	5.701014029	5	42	3	5°42'3"	409717	630218	2046	SS	SS-200	Afl. Rio Piedras	1	Peren	EX_BasAnd	22	58
14009581	O	11/29/2006	B2Gold	-75.817314728	2	75°49'2"	5.700025254	5	42	0	5°42'0"	409497	630110	2050	SS	SS-200	Canada Garabato	2	Peren	EX_Bas	4	129
14009582	O	11/29/2006	B2Gold	-75.819368261	9	75°49'9"	5.696250360	5	41	46	5°41'46"	409269	629692	2075	SS	SS-200	Afl. Rio Piedras	1	Peren	EX_Bas	6	212
14004337	O	11/29/2006	B2Gold	-75.816679994	0	75°49'0"	5.691776648	5	41	30	5°41'30"	409566	629197	2086	SS	SS-200	El Coco	2	Peren	Volcl	4	126
14009537	O	11/29/2006	B2Gold	-75.798931443	56	75°47'56"	5.695112181	5	41	42	5°41'42"	411532	629563	2180	SS	SS-200	Afluente Qda Miedosa	3	Peren	PY_AshTuff	4	73
14009538	O	11/29/2006	B2Gold	-75.806574837	23	75°48'23"	5.697896605	5	41	52	5°41'52"	410686	629872	2060	SS	SS-200		2	Peren	EX_Bas	4	63
14009578	O	11/29/2006	B2Gold	-75.816163478	58	75°48'58"	5.703292316	5	42	11	5°42'11"	409625	630470	2032	SS	SS-200	Afl. Rio Piedras	1	Peren	EX_BasAnd	4	107
14004338	O	11/29/2006	B2Gold	-75.817546789	3	75°49'3"	5.691712101	5	41	30	5°41'30"	409470	629190	2084	SS	SS-200	La Sirena	2	Peren	Volcl	4	114
14004381	O	11/30/2006	B2Gold	-75.680983331	51	75°40'51"	5.745531013	5	44	43	5°44'43"	424600	635120	1014	SS	SS-200		1	Ephem	EX_Bas	3	37
14004383	O	11/30/2006	B2Gold	-75.697814947	52	75°41'52"	5.736057904	5	44	9	5°44'9"	422735	634075	1298	SS	SS-200		2	Peren		3	50
14004382	O	11/30/2006	B2Gold	-75.689099431	20	75°41'20"	5.735570947	5	44	8	5°44'8"	423700	634020	1177	SS	SS-200		2	Ephem	IN_Di	3	40
14009583	O	11/30/2006	B2Gold	-75.697721972	51	75°41'51"	5.711516902	5	42	41	5°42'41"	422742	631362	1259	SS	SS-200	Qda. El Tabor	2	Peren	HY_And	31	71
14009586	O	11/30/2006	B2Gold	-75.703630520	13	75°42'13"	5.706181757	5	42	22	5°42'22"	422087	630773	1283	SS	SS-200	Qda. Las Mellizas	2	Peren	HY_And	3	22
14009587	O	11/30/2006	B2Gold	-75.707930800	28	75°42'28"	5.700242479	5	42	0	5°42'0"	421610	630117	1354	SS	SS-200	Qda. NO NAME	1	Peren	HY_And	3	23
14009584	O	11/30/2006	B2Gold	-75.698966935	56	75°41'56"	5.710475128	5	42	37	5°42'37"	422604	631248	1235	SS	SS-200	Qda. El Tabor	2	Peren	HY_And	4	27
14009585	O	11/30/2006	B2Gold	-75.701846285	6	75°42'6"	5.709313765	5	42	33	5°42'33"	422285	631119	1308	SS	SS-200	Qda. NO NAME	1	Peren	HY_And	3	28
14004384	O	11/30/2006	B2Gold	-75.693798656	37	75°41'37"	5.723172588	5	43	23	5°43'23"	423178	632650	1148	SS	SS-200		1	Peren	EX_And	3	44
14004339	O	11/30/2006	B2Gold	-75.764631051	52	75°45'52"	5.719581882	5	43	10	5°43'10"	415334	632263	2125	SS	SS-200		2	Peren	VeinMat	1	123
14004341	O	11/30/2006	B2Gold	-75.766701756	0	75°46'0"	5.714821127	5	42	53	5°42'53"	415104	631737	2126	SS	SS-200		2	Peren	EX_Bas	84	99
14004340	O	11/30/2006	B2Gold	-75.771895552	18	75°46'18"	5.715745868	5	42	56	5°42'56"	414529	631840	2128	SS	SS-200		1	Peren	Volcl	1	109
14004342	O	11/30/2006	B2Gold	-75.764472753	52	75°45'52"	5.715981937	5	42	57	5°42'57"	415351	631865	2118	SS	SS-200		1	Peren	EX_Bas	3	78
14004349	O	12/1/2006	B2Gold	-75.736851717	12	75°44'12"	5.711685163	5	42	42	5°42'42"	418409	631387	2089	SS	SS-200		2	Peren	Volcl	30	23
14009592	O	12/1/2006	B2Gold	-75.736365352	10	75°44'10"	5.705616137	5	42	20	5°42'20"	418462	630715	2057	SS	SS-200	Afl. Rio Frio	1	Peren	EX_And	2	24
14004388	O	12/1/2006	B2Gold	-75.733030120	58	75°43'58"	5.710369380	5	42	37	5°42'37"	418832	631240	2121	SS	SS-200		1	Peren	PY_LapTuff	4	56
14009588	O	12/1/2006	B2Gold	-75.753222533	11	75°45'11"	5.703586181	5	42	12	5°42'12"	416595	630493	2139	SS	SS-200	Afl. Qda. Buenavista	1	Peren	EX_Bas	7	24
14004344	O	12/1/2006	B2Gold	-75.773352437	24	75°46'24"	5.697743159	5	41	51	5°41'51"	414365	629850	2161	SS	SS-200		1	Peren	EX_AndBas	2	24
14004345	D	12/1/2006	B2Gold	-75.773352437	24	75°46'24"	5.697743159	5	41	51	5°41'51"	414365	629850	2161	SS	SS-200		1	Peren	EX_AndBas	2	21
14004346	O	12/1/2006	B2Gold	-75.776648291	35	75°46'35"	5.697603042	5	41	51	5°41'51"	414000	629835	2175	SS	SS-200		1	Peren	EX_Bas	1	24
14009589	O	12/1/2006	B2Gold	-75.752625161	9	75°45'9"	5.702537667	5	42	9	5°42'9"	416661	630377	2139	SS	SS-200	Qda. Buenavista	2	Peren	EX_Bas	3	31
14009590	O	12/1/2006	B2Gold	-75.752246322	8	75°45'8"	5.702872851	5	42	10	5°42'10"	416703	630414	2139	SS	SS-200	Afl. Qda. Buenavista	1	Peren	EX_Bas	3	16
14009591	O	12/1/2006	B2Gold	-75.758940172	32	75°45'32"	5.704655099	5	42	16	5°42'16"	415962	630613	2142	SS	SS-200	Afl. Rio Frio	1	Peren	EX_Bas	2	25
14004347	O	12/1/2006	B2Gold	-75.776647623	35	75°46'35"	5.697105535	5	41	49	5°41'49"	414000	629780	2175	SS	SS-200		2	Peren	Volcl	2	25
14004348	O	12/1/2006	B2Gold	-75.770747530	14	75°46'14"	5.694598778	5	41	40	5°41'40"	414653	629502	2137	SS	SS-200		1	Peren	Volcl	3	45
14004385	O	12/1/2006	B2Gold	-75.760516181	37	75°45'37"	5.687647230	5	41	15	5°41'15"	415785	628732	2224	SS	SS-200		1	Peren	PY_LapTuff	3	12
14004386	O	12/1/2006	B2Gold	-75.760200697	36	75°45'36"	5.688081836	5	41	17	5°41'17"	415820	628780	2223	SS	SS-200	EL LIMON	1	Peren	PY_Agglom	5	48
14004387	O	12/1/2006	B2Gold	-75.762819463	46	75°45'46"	5.694953058	5	41	41	5°41'41"	415531	629540	2149	SS	SS-200		1	Peren	PY_Agglom	3	28
14009543	O	12/1/2006	B2Gold	-75.782133356	55	75°46'55"	5.713669624	5	42	49	5°42'49"	413395	631612	2160	SS	SS-200		1	Peren	EX_Bas	4	103
14009540	O	12/1/2006	B2Gold	-75.790819358	26	75°47'26"	5.712707949	5	42	45	5°42'45"	412433	631507	2228	SS	SS-200	Qda Manzanares	3	Peren	EX_Bas	1	90
14009541	O	12/1/2006	B2Gold	-75.790168646	24	75°47'24"	5.712328931	5	42	44	5°42'44"	412505	631465	2204	SS	SS-200	Quebrada Manzanares	1	Peren	EX_Bas	4	93
14009544	O	12/1/2006	B2Gold	-75.788781920	19	75°47'19"	5.715225417	5	42	54	5°42'54"	412659	631786	2190	SS	SS-200		1	Peren	EX_Bas	1	55
14009542	O	12/1/2006	B2Gold	-75.781164596	52	75°46'52"	5.711825643	5	42	42	5°42'42"	413502	631408	2190	SS	SS-200		2	Peren	EX_Bas	3	26
14004392	O	12/2/2006	B2Gold	-75.721455199	17	75°43'17"	5.740958496	5	44	27	5°44'27"	420118	634620	2006	SS	SS-200		1	Peren	IN_Di	10	81
14004390	O	12/2/2006	B2Gold	-75.721249582	16	75°43'16"	5.735440880	5	44	7	5°44'7"	420140	634010	2035	SS	SS-200		2	Peren	EX_And	2	91
14004391	O	12/2/2006	B2Gold	-75.721893015	18	75°43'18"	5.744395308	5	44	39	5°44'39"	420070	635001	2021	SS	SS-200		2	Peren	CL_Ss	9	109
14004389	O	12/2/2006	B2Gold	-75.723661640	25	75°43'25"	5.736071034	5	44	9	5°44'9"	419873	634080	2074	SS	SS-200		1	Peren	EX_And	3	93
14004393	O	12/2/2006	B2Gold	-75.719632066	10	75°43'10"	5.741865364	5	44	30	5°44'30"	420320	634721	2012	SS	SS-200		1	Peren	IN_Di	14	92
14009546	O	12/2/2006	B2Gold	-75.778342633	42	75°46'42"	5.715212522	5	42	54	5°42'54"	413815	631782	2140	SS	SS-200		2	Peren	EX_Bas	1	120
14009547	O	12/2/2006	B2Gold	-75.774174309	27	75°46'27"	5.711301412	5	42	40	5°42'40"	414276	631349	2156	SS	SS-200		1	Peren	EX_Bas	2	30
14009548	O	12/2/2006	B2Gold	-75.774538760	28	75°46'28"	5.713707050	5	42	49	5°42'49"	414236	631615	2123	SS	SS-200		1	Peren	PY_AshTuff	2	114
14004351	O	12/2/2006	B2Gold	-75.745086911	42	75°44'42"	5.752958904	5	45	10	5°45'10"	417503	635950	1940	SS	SS-200		2	Peren	EX_And	14	59
14004352	O	12/2/2006	B2Gold	-75.745117302	42	75°44'42"	5.755491645	5	45	19	5°45'19"	417500	636230	1910	SS	SS-200		2	Peren	Volcl	2	84
14004353	O	12/2/2006	B2Gold	-75.742960252	34	75°44'34"	5.756579937	5	45	23	5°45'23"	417739	636350	1870	SS	SS-200		1	Peren	Volcl	9	80
14004354	O	12/2/2006	B2Gold	-75.742412153	32	75°44'32"	5.758742561	5	45	31	5°45'31"	417800	636589	1870	SS	SS-200		1	Peren	Volcl	8	63
14009593	O	12/2/2006	B2Gold	-75.746786827	48	75°44'48"	5.761450540	5	45	41	5°45'41"	417316	636889	1984	SS	SS-200	Afl. Quebradona	1	Peren	PY_LapTuff	5	56
14009594	O	12/2/2006	B2Gold	-75.745955074	45	75°44'45"	5.760782251	5	45	38	5°45'38"	417408	636815	1953	SS	SS-200	Afl. Quebradona	1	Peren	PY_LapTuff	32	74
14009595	O	12/2/2006	B2Gold	-75.741556705	29	75°44'29"	5.760688490	5	45	38	5°45'38"	417895	636804	1899	SS	SS-200	Afl. Quebradona	1	Peren	PY_LapTuff	5	74
14009596	O	12/2/2006	B2Gold	-75.741310471	28	75°44'28"	5.765808648	5	45	56	5°45'56"	417923	637370	1886	SS	SS-200	Afl. Quebradona	2	Peren	PY_LapTuff	4	70
14009545	O	12/2/2006	B2Gold	-75.780378567	49	75°46'49"	5.711546298	5	42	41	5°42'41"	413589	631377	2186	SS	SS-200	Quebrada El Retro	3	Peren	IN_Di	3	28

SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LONGITUD segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUD	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM
14004396	O	12/4/2006	B2Gold	-75.687353487	14	75°41'14"	5.770715819	5	46	14	5°46'14"	423898	637905	1097	SS	SS-200		1	Peren	EX_And	3	40
14009701	O	12/4/2006	B2Gold	-75.667626402	3	75°40'3"	5.714619179	5	42	52	5°42'52"	426075	631701	750	SS	SS-200	Qda Santa Helena	1	Peren	IN_Di	9	42
14009517	O	12/4/2006	B2Gold	-75.668314572	5	75°40'5"	5.716201395	5	42	58	5°42'58"	425999	631876	730	SS	SS-200	Qda El Libano	1	Peren	EX_Bas	3	50
14009702	O	12/4/2006	B2Gold	-75.667413887	2	75°40'2"	5.718264886	5	43	5	5°43'5"	426099	632103	719	SS	SS-200	Qda El Libano	2	Peren	PY_Agglom	4	64
14004356	O	12/4/2006	B2Gold	-75.711532565	41	75°42'41"	5.764761154	5	45	53	5°45'53"	421220	637250	2050	SS	SS-200		2	Peren	EX_And	3	105
14004357	O	12/4/2006	B2Gold	-75.711804747	42	75°42'42"	5.765755842	5	45	56	5°45'56"	421190	637360	2030	SS	SS-200		2	Peren	EX_And	1	69
14004394	O	12/4/2006	B2Gold	-75.700494103	1	75°42'1"	5.755729107	5	45	20	5°45'20"	422441	636250	1441	SS	SS-200		1	Peren	EX_Bas	9	105
14004395	O	12/4/2006	B2Gold	-75.699959375	59	75°41'59"	5.754191988	5	45	15	5°45'15"	422500	636080	1435	SS	SS-200		2	Peren	EX_And	7	70
14009703	O	12/4/2006	B2Gold	-75.703868550	13	75°42'13"	5.738366198	5	44	18	5°44'18"	422065	634331	1410	SS	SS-200	Qda Palermo	2	Peren	PY_Agglom	5	121
14004358	O	12/4/2006	B2Gold	-75.709370304	33	75°42'33"	5.769015336	5	46	8	5°46'8"	421460	637721	2020	SS	SS-200		2	Peren	EX_Bas	0	0
14004359	O	12/4/2006	B2Gold	-75.706211855	22	75°42'22"	5.771099779	5	46	15	5°46'15"	421810	637950	1970	SS	SS-200		2	Peren	EX_BasAnd	2	32
14009518	O	12/4/2006	B2Gold	-75.801251526	4	75°48'4"	5.733606779	5	44	0	5°44'0"	411281	633819	1937	SS	SS-200		3	Peren	EX_And	1	93
14009706	O	12/6/2006	B2Gold	-75.736577059	11	75°44'11"	5.793015076	5	47	34	5°47'34"	418451	640378	1367	SS	SS-200	Qda. NO NAME	2	Peren	EX_Bas	3	41
14009704	O	12/6/2006	B2Gold	-75.733944709	2	75°44'2"	5.796844804	5	47	48	5°47'48"	418743	640799	1220	SS	SS-200	Qda. NO NAME	1	Peren	EX_Bas	3	22
14009707	O	12/7/2006	B2Gold	-75.774700073	28	75°46'28"	5.772955434	5	46	22	5°46'22"	414227	638166	1861	SS	SS-200	Qda. El Eden	2	Peren	EX_Bas	3	92
14009708	O	12/7/2006	B2Gold	-75.771352293	16	75°46'16"	5.781761339	5	46	54	5°46'54"	414599	639138	1887	SS	SS-200	Qda. NO NAME	2	Peren	EX_Bas	4	60
14009709	O	12/7/2006	B2Gold	-75.768985826	8	75°46'8"	5.781619819	5	46	53	5°46'53"	414861	639122	1868	SS	SS-200	Qda. NO NAME	2	Peren	EX_Bas	4	104
14009712	O	12/7/2006	B2Gold	-75.773844325	25	75°46'25"	5.794539347	5	47	40	5°47'40"	414325	640551	1932	SS	SS-200	Qda. NO NAME	2	Peren	EX_Bas	4	81
14009710	O	12/7/2006	B2Gold	-75.755723487	20	75°45'20"	5.792248129	5	47	32	5°47'32"	416331	640295	1864	SS	SS-200	Canada Palenquito	2	Peren	EX_Bas	5	118
14009711	O	12/7/2006	B2Gold	-75.756131492	22	75°45'22"	5.793432560	5	47	36	5°47'36"	416286	640426	1865	SS	SS-200	Afl. Cnda. Palenquit	2	Peren	EX_Bas	4	62
14009713	O	12/8/2006	B2Gold	-75.735283313	7	75°44'7"	5.699792102	5	41	59	5°41'59"	418561	630071	2004	SS	SS-200	Afl. Rio Frio	1	Peren	EX_Da	2	28
14009714	O	12/8/2006	B2Gold	-75.734622786	4	75°44'4"	5.698761737	5	41	55	5°41'55"	418654	629957	2007	SS	SS-200	Afl. Rio Frio	2	Peren	IN_Di	2	18
14009715	O	12/8/2006	B2Gold	-75.734143914	2	75°44'2"	5.698554296	5	41	54	5°41'54"	418707	629934	2013	SS	SS-200	Afl. Rio Frio	1	Peren	IN_Di	1	33
14009716	O	12/8/2006	B2Gold	-75.757389502	26	75°45'26"	5.781807271	5	46	54	5°46'54"	416145	639141	1796	SS	SS-200	Cnda. La Buga	2	Peren	PY_LapTuff	3	90
14009717	D	12/8/2006	B2Gold	-75.757389502	26	75°45'26"	5.781807271	5	46	54	5°46'54"	416145	639141	1796	SS	SS-200	Cnda. La Buga	2	Peren	PY_LapTuff	3	88
14009718	O	12/8/2006	B2Gold	-75.756655768	23	75°45'23"	5.780170993	5	46	48	5°46'48"	416226	638960	1766	SS	SS-200	Afl. Cnda. La Buga	2	Peren	PY_LapTuff	3	66

LITHOLOGY LEGEND		
EX_Bas	BASALT	
IN_DI	DIORITE	
PY_LapTuff	\PILLI TUI PYRITIC	
EX_Extl	EXTRUSIVE INTERMEDIATE	
Volcl	/OLCANIC	
EX_BasAnd	BASALTIC ANDESITE	
VC_Agl	AGGLOMERATE	
EX_Bas	BASALT	
PY_CryTuff	CRYSTAL	PYRITIC
PY_AshTuff	ASH TUFF	PYRITIC
BX_Flt	\LT BRECCIA	
IN_Gdr	ANODIORITE	
CL_MudSt	1UDSTONE	
CL_Cong	IGLOMERATE	
BX	BRECCIA	
EX_BAS	BASALT	
EX_And	\NDESITE	
PY_Tuff	TUFF	PYRITIC
CL_Sltst	:ILTSTONE	
HY_And	\NDESITEHYDROTHERMAL	
VeinMat	IN MATERIAL	

STREAM LEGEND	TYPE		TYPE
EPHEM	EPHEMERAL		EPHEMERAL
PEREN	PERENIAL		PERENIAL

QA \ QC LEGEND	
O	ORIGINAL
D	DUPLICATE

Appendix 1B

2004 - 2007 Rock Samples Descriptions and Results

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Quebradona	2005053	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	panel	IN_Di	Prop	Mod	Perv	6	85
Quebradona	2005052	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	panel	IN_Di	Prop	Mod	Perv	14	165
Quebradona	2005052	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	panel	IN_Di	Prop	Mod	Perv	14	165
Quebradona	2005053	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	panel	IN_Di	Prop	Mod	Perv	6	85
Quebradona	2005054	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	sel	FT_Gouge	Arg	Vinese	Bnd	29830	1153
Quebradona	2005055	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	panel	IN_IntMaf	Pyp	Mod	Diss	24	110
Quebradona	2005055	O	2/29/04	Kedahda	75°43'43"	5°37'18"	2345	Rock	panel	IN_IntMaf	Pyp	Mod	Diss	24	110
Quebradona	2005056	O	2/29/04	Kedahda	75°43'42"	5°37'18"	2345	Rock	panel	CL_arenite	FeOx	Mod	Perv	21	287
Quebradona	2005056	O	2/29/04	Kedahda	75°43'42"	5°37'18"	2345	Rock	panel	CL_arenite	FeOx	Mod	Perv	21	287
Quebradona	2005057	O	2/29/04	Kedahda	75°43'42"	5°37'18"	2345	Rock	panel	CL_Sltst	Sil	Intse	Perv	9	268
Quebradona	2005057	O	2/29/04	Kedahda	75°43'42"	5°37'18"	2345	Rock	panel	CL_Sltst	Sil	Intse	Perv	9	268
Quebradona	2005058	O	2/29/04	Kedahda	75°43'42"	5°37'18"	2341	Rock	panel	CL_Cong	FeOx	Mod	Fract	5	82
Quebradona	2005059	O	2/29/04	Kedahda	75°43'52"	5°37'18"	2490	Rock	panel	CL_Cong	Sil	Mod	Perv	74	103
Quebradona	2001090	O	9/28/04	Kedahda	75°47'30"	5°46'27"	1874	Rock	sel	EX_And	Arg	Str	Perv	3	119
Quebradona	2001026	O	10/01/04	Kedahda	75°44'25"	5°47'31"	1375	Rock	sel	IN_Mz	NR	NR	NR	0	0
Quebradona	2001027	O	10/01/04	Kedahda	75°44'26"	5°47'29"	1415	Rock	sel	IN_Mz	Carb	Wk	Vnlets	11	20
Quebradona	2001512	O	10/02/04	Kedahda	75°48'6"	5°45'1"	1865	Rock	panel	Volcl	FeOx	Mod	Patch	1	79
Quebradona	2001512	O	10/02/04	Kedahda	75°48'6"	5°45'1"	1865	Rock	panel	Volcl	FeOx	Mod	Patch	1	79
Quebradona	2001083	O	10/02/04	Kedahda	75°48'49"	5°42'13"	2031	Rock	chan	Volcl	Arg	Str	StrCont	1	155
Quebradona	2001085	O	10/02/04	Kedahda	75°48'49"	5°42'13"	2031	Rock	chan	Volcl	Arg	Mod	StrCont	1	108
Quebradona	2001032	O	10/04/04	Kedahda	75°43'34"	5°45'51"	1835	Rock	panel	PY_ViTuff	Py	VrWk	Fract	36	122
Quebradona	2001034	O	10/04/04	Kedahda	75°44'25"	5°46'1"	1795	Rock	fl	VC_Agl	Py>15%	Mod	Perv	29	96
Quebradona	2001030	O	10/04/04	Kedahda	75°43'48"	5°46'18"	1800	Rock	fl	EX_And	Py	Mod	Perv	1	60
Quebradona	2001095	O	10/04/04	Kedahda	75°45'37"	5°46'22"	1770	Rock	fl	EX_And	Arg	Str	Perv	8	88
Quebradona	2002912	O	10/04/04	Kedahda	75°46'8"	5°46'3"	2000	Rock	panel	EX_And	Sil	Mod	Vnlets	3	136
Quebradona	2002912	O	10/04/04	Kedahda	75°46'8"	5°46'3"	2000	Rock	panel	EX_And	Sil	Mod	Vnlets	3	136
Quebradona	2001487	O	10/08/04	Kedahda	75°46'34"	5°44'8"	2190	Rock	chan		Arg	Vinese	Perv	54	144
Quebradona	2001043	O	10/09/04	Kedahda	75°44'41"	5°45'16"	1910	Rock	fl	Bx	Py	Wk	Perv	3	103
Quebradona	2001046	O	10/09/04	Kedahda	75°44'39"	5°45'8"	1985	Rock	fl	EX_And	NR	NR	NR	17	231
Quebradona	2001047	O	10/09/04	Kedahda	75°44'39"	5°45'8"	1985	Rock	fl	IN_Aplite	Py5-15%	Mod	Perv	17	366
Quebradona	2001048	O	10/09/04	Kedahda	75°44'39"	5°45'8"	1985	Rock	panel	EX_And	Py<5%	Wk	Fract	3	125
Quebradona	2001120	O	10/11/04	Kedahda	75°44'40"	5°44'50"	2015	Rock	panel	EX_And	Arg	Str	Perv	398	420
Quebradona	2001121	O	10/11/04	Kedahda	75°44'40"	5°44'50"	2015	Rock	panel	EX_And	Arg	Wk	Perv	65	256
Quebradona	2001122	O	10/11/04	Kedahda	75°44'39"	5°44'50"	2015	Rock	panel	EX_And	Arg	Wk	Perv	46	234
Quebradona	2002937	O	10/11/04	Kedahda	75°44'41"	5°44'51"	1950	Rock	panel	EX_And	Arg	Intse	Perv	33	260
Quebradona	2002938	O	10/11/04	Kedahda	75°44'41"	5°44'51"	1949	Rock	panel	EX_And	Sil	Str	Perv	51	280
Quebradona	2002939	O	10/11/04	Kedahda	75°44'41"	5°44'51"	1950	Rock	panel	EX_And	Sil	Vinese	Perv	67	387
Quebradona	2002940	O	10/11/04	Kedahda	75°44'41"	5°44'50"	1950	Rock	panel	EX_And	Arg	Mod	Perv	225	352
Quebradona	2002941	O	10/11/04	Kedahda	75°44'45"	5°44'51"	1960	Rock	panel	EX_And	Sil	Intse	Perv	24	158
Quebradona	2001049	O	10/11/04	Kedahda	75°46'38"	5°46'0"	1930	Rock	chan	FT_Gouge	Arg	Vinese	StrCont	8	71

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Quebradona	2001050	O	10/11/04	Kedahda	75°46'38"	5°46'0"	1935	Rock	panel	PY_AshTuff	FeOx	Intse	Fract	3	201
Quebradona	2001125	O	10/12/04	Kedahda	75°44'37"	5°44'51"	2025	Rock	lchip	EX_And	Arg	Wk	StrCont	74	137
Quebradona	2001126	O	10/12/04	Kedahda	75°44'35"	5°44'51"	2040	Rock	chan	EX_And	Arg	VrWk	Fract	56	57
Quebradona	2001127	O	10/12/04	Kedahda	75°44'33"	5°44'51"	2045	Rock	sel	EX_And	Sil	Mod	Perv	54	168
Quebradona	2004315	O	11/25/04	Kedahda	75°48'38"	5°42'44"	2007	Rock	panel	EX_Bas	Arg	Mod	Perv	3	192
Quebradona	2004316	O	11/25/04	Kedahda	75°48'38"	5°42'44"	2007	Rock	panel	EX_Bas	Arg	Mod	Perv	3	178
Quebradona	2004317	O	11/25/04	Kedahda	75°48'38"	5°42'44"	2007	Rock	panel	EX_Bas	Arg	Mod	Perv	3	193
Quebradona	2004318	O	11/25/04	Kedahda	75°48'38"	5°42'44"	2007	Rock	sel	EX_Bas	Arg	Mod	Perv	3	159
Quebradona	2004314	O	11/25/04	Kedahda	75°48'38"	5°42'44"	2007	Rock	panel	PY_Tuff	Arg	Mod	Perv	3	130
Quebradona	2004321	O	11/26/04	Kedahda	75°48'18"	5°42'36"	2079	Rock	chan	PY_Tuff	Arg	Mod	Perv	3	187
Quebradona	2004326	O	11/29/04	Kedahda	75°43'45"	5°37'29"	2358	Rock	sel	VeinMat	NR	NR	NR	85	43
Quebradona	2004327	O	11/29/04	Kedahda	75°43'45"	5°37'31"	2348	Rock	sel	CL_Cong	Arg	Mod	Perv	81	47
Quebradona	2004460	O	11/29/04	Kedahda	75°43'48"	5°36'58"	2520	Rock	fl	IN_Gdr	Arg	Str	Diss	70	359
Quebradona	2004486	O	11/29/04	Kedahda	75°43'47"	5°36'52"	2540	Rock	lchip	IN_Di	Sil	Mod	StrCont	21	41
Quebradona	2004487	O	11/29/04	Kedahda	75°43'48"	5°36'58"	2520	Rock	fl	VeinMat	Sil	Str	Perv	29	193
Quebradona	2004957	O	1/28/05	Kedahda	75°43'54"	5°37'23"	2415	Rock	panel	Vold	Arg	Mod	StrCont	29	19
Quebradona	2004955	O	1/28/05	Kedahda	75°43'42"	5°37'17"	2362	Rock	panel	Vold	Arg	Mod	Perv	68	198
Quebradona	2004952	O	1/28/05	Kedahda	75°43'42"	5°37'17"	2362	Rock	chan	VeinMat	Arg	Intse	StrCont	475	240
Quebradona	2004953	O	1/28/05	Kedahda	75°43'42"	5°37'17"	2362	Rock	chan	Vold	Arg	Str	Perv	1138	543
Quebradona	2004954	O	1/28/05	Kedahda	75°43'42"	5°37'17"	2632	Rock	panel	Vold	Arg	Mod	Perv	410	308
Quebradona	2004956	O	1/28/05	Kedahda	75°43'42"	5°37'17"	2362	Rock	lchip	Vold	Sil	Wk	Perv	20	127
Quebradona	2004958	O	1/28/05	Kedahda	75°43'54"	5°37'23"	2415	Rock	panel	Vold	Arg	VrWk	StrCont	24	38
Quebradona	2004928	O	1/29/05	Kedahda	75°43'43"	5°36'46"	2621	Rock	lchip	IN_Di	Chl	Wk	Diss	25	47
Quebradona	2004928	O	1/29/05	Kedahda	75°43'43"	5°36'46"	2621	Rock	lchip	IN_Di	Chl	Wk	Diss	25	47
Quebradona	2004929	O	1/29/05	Kedahda	75°43'44"	5°36'50"	2620	Rock	panel	IN_Di	Chl	Wk	Perv	145	40
Quebradona	2004929	O	1/29/05	Kedahda	75°43'44"	5°36'50"	2620	Rock	panel	IN_Di	Chl	Wk	Perv	145	40
Quebradona	2005060	O	1/29/05	Kedahda	75°43'43"	5°36'47"	2455	Rock	lchip	IN_Di	Prop	Mod	Perv	38	30
Quebradona	2005060	O	1/29/05	Kedahda	75°43'43"	5°36'47"	2455	Rock	lchip	IN_Di	Prop	Mod	Perv	38	30
Quebradona	2005061	O	1/29/05	Kedahda	75°43'43"	5°36'48"	2450	Rock	lchip	VeinMat	NR	NR	NR	23	41
Quebradona	2005061	O	1/29/05	Kedahda	75°43'43"	5°36'48"	2450	Rock	lchip	VeinMat	NR	NR	NR	23	41
Quebradona	2005062	O	1/29/05	Kedahda	75°43'43"	5°36'48"	2453	Rock	fl	Bx	Sil	Intse	Clasts	18	366
Quebradona	2005062	O	1/29/05	Kedahda	75°43'43"	5°36'48"	2453	Rock	fl	Bx	Sil	Intse	Clasts	18	366
Quebradona	2005063	D	1/29/05	Kedahda	75°43'43"	5°36'48"	2453	Rock	fl	Bx	Chl	Mod	Matrix	16	307
Quebradona	2005063	D	1/29/05	Kedahda	75°43'43"	5°36'48"	2453	Rock	fl	Bx	Chl	Mod	Matrix	16	307
Quebradona	2005064	O	1/29/05	Kedahda	75°43'45"	5°36'49"	2448	Rock	panel	IN_Di	Prop	Mod	Perv	26	147
Quebradona	2005064	O	1/29/05	Kedahda	75°43'45"	5°36'49"	2448	Rock	panel	IN_Di	Prop	Mod	Perv	26	147
Quebradona	2005070	O	1/31/05	Kedahda	75°44'22"	5°44'29"	2165	Rock	panel	EX_Extl	Sil	Intse	Perv	63	11
Quebradona	2005070	O	1/31/05	Kedahda	75°44'22"	5°44'29"	2165	Rock	panel	EX_Extl	Sil	Intse	Perv	63	11
Quebradona	2005070	O	1/31/05	Kedahda	75°44'22"	5°44'29"	2165	Rock	panel	EX_Extl	Sil	Intse	Perv	63	11
Quebradona	2005071	O	1/31/05	Kedahda	75°44'22"	5°44'28"	2170	Rock	panel	EX_And	Sil	Mod	Perv	48	100

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Quebradona	2005071	O	1/31/05	Kedahda	75°44'22"	5°44'28"	2170	Rock	panel	EX_And	Sil	Mod	Perv	48	100
Quebradona	2005071	O	1/31/05	Kedahda	75°44'22"	5°44'28"	2170	Rock	panel	EX_And	Sil	Mod	Perv	48	100
Quebradona	2005072	O	1/31/05	Kedahda	75°44'22"	5°44'20"	2210	Rock	panel	EX_And	Prop	Intse	Perv	8	38
Quebradona	2005072	O	1/31/05	Kedahda	75°44'22"	5°44'20"	2210	Rock	panel	EX_And	Prop	Intse	Perv	8	38
Quebradona	2005072	O	1/31/05	Kedahda	75°44'22"	5°44'20"	2210	Rock	panel	EX_And	Prop	Intse	Perv	8	38
Quebradona	2004968	O	1/31/05	Kedahda	75°44'52"	5°44'25"	2091	Rock	panel	EX_And	Arg	Wk	StrCont	45	114
Quebradona	2004969	O	1/31/05	Kedahda	75°44'57"	5°44'21"	2095	Rock	sel	EX_And	Sil	Mod	StrCont	47	19
Quebradona	2004970	O	1/31/05	Kedahda	75°44'57"	5°44'21"	2095	Rock	panel	EX_And	Sil	Mod	StrCont	47	30
Quebradona	2005077	O	2/01/05	Kedahda	75°44'14"	5°44'45"	2110	Rock	panel	EX_And	Arg	Mod	Perv	40	980
Quebradona	2005074	O	2/01/05	Kedahda	75°44'18"	5°44'47"	2093	Rock	panel	EX_And	Arg	Intse	Perv	57	257
Quebradona	2005074	O	2/01/05	Kedahda	75°44'18"	5°44'47"	2093	Rock	panel	EX_And	Arg	Intse	Perv	57	257
Quebradona	2005074	O	2/01/05	Kedahda	75°44'18"	5°44'47"	2093	Rock	panel	EX_And	Arg	Intse	Perv	57	257
Quebradona	2005075	O	2/01/05	Kedahda	75°44'16"	5°44'45"	2100	Rock	panel	EX_And	Arg	Intse	Perv	17	249
Quebradona	2005075	O	2/01/05	Kedahda	75°44'16"	5°44'45"	2100	Rock	panel	EX_And	Arg	Intse	Perv	17	249
Quebradona	2005075	O	2/01/05	Kedahda	75°44'16"	5°44'45"	2100	Rock	panel	EX_And	Arg	Intse	Perv	17	249
Quebradona	2005076	O	2/01/05	Kedahda	75°44'14"	5°44'45"	2105	Rock	panel	EX_And	Sil	Intse	Perv	44	398
Quebradona	2005076	O	2/01/05	Kedahda	75°44'14"	5°44'45"	2105	Rock	panel	EX_And	Sil	Intse	Perv	44	398
Quebradona	2005076	O	2/01/05	Kedahda	75°44'14"	5°44'45"	2105	Rock	panel	EX_And	Sil	Intse	Perv	44	398
Quebradona	2005077	O	2/01/05	Kedahda	75°44'14"	5°44'45"	2110	Rock	panel	EX_And	Arg	Mod	Perv	40	980
Quebradona	2005077	O	2/01/05	Kedahda	75°44'14"	5°44'45"	2110	Rock	panel	EX_And	Arg	Mod	Perv	40	980
Quebradona	2005078	O	2/01/05	Kedahda	75°44'13"	5°44'46"	2115	Rock	panel	EX_And	Arg	Intse	Perv	76	494
Quebradona	2005078	O	2/01/05	Kedahda	75°44'13"	5°44'46"	2115	Rock	panel	EX_And	Arg	Intse	Perv	76	494
Quebradona	2005078	O	2/01/05	Kedahda	75°44'13"	5°44'46"	2115	Rock	panel	EX_And	Arg	Intse	Perv	76	494
Quebradona	2005079	O	2/01/05	Kedahda	75°44'12"	5°44'45"	2155	Rock	panel	EX_And	Prop	Mod	Diss	8	198
Quebradona	2005079	O	2/01/05	Kedahda	75°44'12"	5°44'45"	2155	Rock	panel	EX_And	Prop	Mod	Diss	8	198
Quebradona	2005079	O	2/01/05	Kedahda	75°44'12"	5°44'45"	2155	Rock	panel	EX_And	Prop	Mod	Diss	8	198
Quebradona	2005080	O	2/01/05	Kedahda	75°44'21"	5°44'42"	2140	Rock	panel	EX_Ext	Arg	Mod	Perv	21	9
Quebradona	2005080	O	2/01/05	Kedahda	75°44'21"	5°44'42"	2140	Rock	panel	EX_Ext	Arg	Mod	Perv	21	9
Quebradona	2005080	O	2/01/05	Kedahda	75°44'21"	5°44'42"	2140	Rock	panel	EX_Ext	Arg	Mod	Perv	21	9
Quebradona	2005081	O	2/01/05	Kedahda	75°44'21"	5°44'41"	2150	Rock	panel	EX_Ext	Sil	Intse	Bnd	27	154
Quebradona	2005081	O	2/01/05	Kedahda	75°44'21"	5°44'41"	2150	Rock	panel	EX_Ext	Sil	Intse	Bnd	27	154
Quebradona	2005073	O	2/01/05	Kedahda	75°44'21"	5°44'48"	2090	Rock	panel	EX_And	Arg	Intse	Perv	80	394
Quebradona	2005073	O	2/01/05	Kedahda	75°44'21"	5°44'48"	2090	Rock	panel	EX_And	Arg	Intse	Perv	80	394
Quebradona	2005073	O	2/01/05	Kedahda	75°44'21"	5°44'48"	2090	Rock	panel	EX_And	Arg	Intse	Perv	80	394
Quebradona	2005029	O	2/01/05	Kedahda	75°44'54"	5°44'51"	2078	Rock	chan	PY_Tuff	FeOx	Mod	Fract	14	92
Quebradona	2005037	O	2/01/05	Kedahda	75°45'13"	5°45'45"	1957	Rock	chan	PY_Tuff	FeOx	Mod	Fract	3	101
Quebradona	2005037	O	2/01/05	Kedahda	75°45'13"	5°45'45"	1957	Rock	chan	PY_Tuff	FeOx	Mod	Fract	3	101
Quebradona	2005082	O	2/02/05	Kedahda	75°44'41"	5°45'3"	1940	Rock	panel	EX_Ext	Arg	Intse	Perv	93	131
Quebradona	2005082	O	2/02/05	Kedahda	75°44'41"	5°45'3"	1940	Rock	panel	EX_Ext	Arg	Intse	Perv	93	131
Quebradona	2004985	O	2/02/05	Kedahda	75°44'39"	5°45'2"	2142	Rock	fl	EX_And	Sil	Mod	StrCont	16	283

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Quebradona	2004985	O	2/02/05	Kedahda	75°44'39"	5°45'2"	2142	Rock	fl	EX_And	Sil	Mod	StrCont	16	283
Quebradona	2005082	O	2/02/05	Kedahda	75°44'41"	5°45'3"	1940	Rock	panel	EX_Ext	Arg	Intse	Perv	93	131
Quebradona	2004988	O	2/02/05	Kedahda	75°44'36"	5°44'22"	2146	Rock	panel	EX_And	Sil	Wk	StrCont	9	136
Quebradona	2004987	O	2/02/05	Kedahda	75°44'39"	5°44'25"	2144	Rock	chan	EX_And	Arg	Mod	StrCont	59	69
Quebradona	2004987	O	2/02/05	Kedahda	75°44'39"	5°44'25"	2144	Rock	chan	EX_And	Arg	Mod	StrCont	59	69
Quebradona	2004988	O	2/02/05	Kedahda	75°44'36"	5°44'22"	2146	Rock	panel	EX_And	Sil	Wk	StrCont	9	136
Quebradona	2004989	D	2/02/05	Kedahda	75°44'36"	5°44'22"	2146	Rock	panel	EX_And	Sil	Wk	StrCont	7	157
Quebradona	2004990	O	2/02/05	Kedahda	75°44'36"	5°44'22"	2146	Rock	sel	EX_And	Sil	Wk	StrCont	46	271
Quebradona	2004990	O	2/02/05	Kedahda	75°44'36"	5°44'22"	2146	Rock	sel	EX_And	Sil	Wk	StrCont	46	271
Quebradona	2005083	O	2/02/05	Kedahda	75°44'43"	5°45'0"	1940	Rock	panel	EX_And	Prop	Mod	Perv	3	53
Quebradona	2005083	O	2/02/05	Kedahda	75°44'43"	5°45'0"	1940	Rock	panel	EX_And	Prop	Mod	Perv	3	53
Quebradona	2005083	O	2/02/05	Kedahda	75°44'43"	5°45'0"	1940	Rock	panel	EX_And	Prop	Mod	Perv	3	53
Quebradona	2005084	O	2/02/05	Kedahda	75°44'41"	5°44'56"	1950	Rock	panel	EX_Ext	Prop	Mod	Perv	12	177
Quebradona	2005084	O	2/02/05	Kedahda	75°44'41"	5°44'56"	1950	Rock	panel	EX_Ext	Prop	Mod	Perv	12	177
Quebradona	2005084	O	2/02/05	Kedahda	75°44'41"	5°44'56"	1950	Rock	panel	EX_Ext	Prop	Mod	Perv	12	177
Quebradona	2005085	O	2/02/05	Kedahda	75°44'41"	5°44'54"	1965	Rock	panel	EX_Ext	Arg	Mod	Perv	44	319
Quebradona	2005085	O	2/02/05	Kedahda	75°44'41"	5°44'54"	1965	Rock	panel	EX_Ext	Arg	Mod	Perv	44	319
Quebradona	2005085	O	2/02/05	Kedahda	75°44'41"	5°44'54"	1965	Rock	panel	EX_Ext	Arg	Mod	Perv	44	319
Quebradona	2007567	O	3/14/05	Kedahda	75°44'39"	5°44'51"	1950	Rock	fl	Bx	Phy	Mod	Patch	58	138
Quebradona	2007567	O	3/14/05	Kedahda	75°44'39"	5°44'51"	1950	Rock	fl	Bx	Phy	Mod	Patch	58	138
Quebradona	12005751	O	6/20/06	Kedahda	75°44'42"	5°44'52"	NR	Rock	panel	EX_And	Sil	Str	NR	9	190
Quebradona	12005758	O	6/21/06	Kedahda	75°45'0"	5°44'18"	NR	Rock	lchip	IN_Di	NR	NR	NR	19	92
Quebradona	12000933	O	6/29/06	Kedahda	75°44'41"	5°44'51"	2100	Rock	lchip	EX_BasAnd	Chl	Mod	Patch	112	84
Quebradona	12000466	O	7/15/06	Kedahda	75°44'12"	5°37'10"	2733	Rock	lchip	EX_And	Prop	Mod	Perv	9	31
Quebradona	12000509	O	7/15/06	Kedahda	75°44'12"	5°37'19"	2730	Rock	panel	HY_And	NR	NR	NR	9	18
Quebradona	12000463	O	7/15/06	Kedahda	75°43'57"	5°37'51"	2350	Rock	grab	EX_And	Arg Sup	Str	Perv	15	39
Quebradona	12000462	O	7/15/06	Kedahda	75°43'56"	5°37'46"	2353	Rock	grab	CL_arcose	Arg Sup	Str	Perv	7	44
Quebradona	12000507	O	7/15/06	Kedahda	75°44'12"	5°37'39"	2681	Rock	sel	Bx	Arg	Mod	Perv	3	30
Quebradona	12000508	O	7/15/06	Kedahda	75°44'15"	5°37'29"	2713	Rock	panel	HY_And	Arg	Mod	Perv	41	13
Quebradona	12000465	O	7/16/06	Kedahda	75°43'50"	5°37'35"	2344	Rock	grab	EX_And	Arg Sup	Mod	Perv	96	34
Quebradona	12000464	O	7/16/06	Kedahda	75°43'47"	5°37'39"	2330	Rock	lchip	PY_LapTuff	Prop	Mod	Diss	7	44
Quebradona	12005054	O	7/16/06	Kedahda	75°43'50"	5°37'0"	NR	Rock	panel	EX_And	NR	NR	NR	109	893
Quebradona	12005052	O	7/16/06	Kedahda	75°43'47"	5°36'37"	NR	Rock	lchip	EX_And	NR	NR	NR	38	235
Quebradona	12005047	O	7/16/06	Kedahda	75°44'3"	5°36'36"	NR	Rock	panel	EX_AndBas	Sil	VrWk	Patch	8	152
Quebradona	12000467	O	7/16/06	Kedahda	75°43'58"	5°37'20"	2551	Rock	lchip	HY_And	Prop	Mod	Perv	9	140
Quebradona	12000510	O	7/16/06	Kedahda	75°44'41"	5°36'48"	2750	Rock	panel	Volcl	NR	NR	NR	3	96
Quebradona	12000511	O	7/16/06	Kedahda	75°44'38"	5°36'55"	2700	Rock	panel	Volcl	NR	NR	NR	3	10
Quebradona	12000519	O	7/16/06	Kedahda	75°44'15"	5°45'10"	1997	Rock	panel	CL_Cong	NR	NR	NR	3	25
Quebradona	12000521	O	7/16/06	Kedahda	75°49'39"	5°45'31"	2013	Rock	lchip	CL_Cong	NR	NR	NR	3	30
Quebradona	12000520	O	7/16/06	Kedahda	75°49'39"	5°45'31"	2013	Rock	lchip	EX_And	Prop	VrWk	Perv	3	131

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Quebradona	12000516	O	7/16/06	Kedahda	75°48'58"	5°45'1"	1940	Rock	lchip	EX_And	NR	NR	NR	3	90
Quebradona	12000517	O	7/16/06	Kedahda	75°49'7"	5°45'10"	2023	Rock	panel	EX_And	NR	NR	NR	3	131
Quebradona	12000518	O	7/16/06	Kedahda	75°49'17"	5°45'26"	2149	Rock	panel	Bx	NR	NR	NR	3	143
Quebradona	12000522	O	7/16/06	Kedahda	75°49'38"	5°45'50"	1970	Rock	sel	EX_And	Prop	VrWk	Perv	3	100
Quebradona	12000523	O	7/16/06	Kedahda	75°48'21"	5°46'1"	1950	Rock	grab	EX_And	NR	NR	NR	3	148
Quebradona	12005053	O	7/17/06	Kedahda	75°44'0"	5°37'0"	NR	Rock	panel	EX_And	NR	NR	NR	27	164
Quebradona	12000512	O	7/17/06	Kedahda	75°44'24"	5°37'5"	2703	Rock	panel	EX_AndBas	NR	NR	NR	3	12
Quebradona	12005056	O	7/17/06	Kedahda	75°43'46"	5°37'2"	NR	Rock	lchip	Bx	NR	NR	NR	397	192
Quebradona	12000469	O	7/17/06	Kedahda	75°43'50"	5°37'19"	2524	Rock	chan	Volcl	Arg Sup	Intse	Perv	59	115
Quebradona	12005048	O	7/17/06	Kedahda	75°44'1"	5°36'32"	NR	Rock	lchip	EX_AndBas	NR	NR	NR	8	16
Quebradona	12005049	D	7/17/06	Kedahda	75°44'1"	5°36'32"	NR	Rock	lchip	EX_AndBas	NR	NR	NR	5	18
Quebradona	12000468	O	7/17/06	Kedahda	75°44'8"	5°37'42"	2649	Rock	lchip	PY_LapTuff	Prop	Mod	Perv	3	22
Quebradona	12000470	O	7/18/06	Kedahda	75°43'36"	5°38'18"	1962	Rock	grab	EX_And	Prop	Wk	Perv	10	25
Quebradona	12005057	O	7/18/06	Kedahda	75°43'46"	5°36'44"	2510	Rock	panel	EX_And	NR	NR	NR	29	494
Quebradona	12005058	O	7/18/06	Kedahda	75°43'46"	5°36'51"	0	Rock	panel	EX_And	NR	NR	NR	45	202
Quebradona	12000514	O	7/18/06	Kedahda	75°44'7"	5°37'58"	2489	Rock	lchip	HY_ExtF	NR	NR	NR	3	12
Quebradona	12006239	O	7/18/06	Kedahda	75°44'40"	5°36'32"	2662	Rock	lchip	VC_Agl	Chl	Mod	Matrix	3	4
Quebradona	12000515	O	7/19/06	Kedahda	75°43'57"	5°38'19"	2400	Rock	panel	HY_And	NR	NR	NR	3	11
Quebradona	12005793	O	7/20/06	Kedahda	75°44'45"	5°44'51"	NR	Rock	chan	EX_And	Phy	Mod	StrCont	138	56
Quebradona	12005059	O	7/21/06	Kedahda	75°45'27"	5°40'38"	2255	Rock	panel	HY_Da	NR	NR	NR	3	6
Quebradona	12005060	O	7/21/06	Kedahda	75°45'29"	5°40'40"	2250	Rock	lchip	PY_LapTuff	NR	NR	NR	5	8
Quebradona	12005061	D	7/21/06	Kedahda	75°45'29"	5°40'40"	2250	Rock	lchip	PY_LapTuff	NR	NR	NR	3	7
Quebradona	12001002	O	7/21/06	Kedahda	75°44'59"	5°40'45"	2815	Rock	out	PY_LapTuff	Unalt	NI	NO	3	7
Quebradona	12001003	O	7/21/06	Kedahda	75°45'8"	5°40'44"	2386	Rock	out	PY_LapTuff	Arg	VrWk	Perv	3	5
Quebradona	12001004	O	7/21/06	Kedahda	75°45'21"	5°40'41"	2280	Rock	out	CL_Cong	Unalt	NI	NO	6	8
Quebradona	12001006	O	7/21/06	Kedahda	75°45'27"	5°40'38"	2321	Rock	out	PY_AshTuff	Arg	VrWk	Perv	3	7
Quebradona	12006242	O	7/22/06	Kedahda	75°42'49"	5°38'49"	1463	Rock	lchip	EX_AndBas	Chl	Mod	Perv	3	56
Quebradona	12001007	O	7/22/06	Kedahda	75°45'19"	5°40'25"	2300	Rock	out	CL_Cong	Arg	VrWk	Perv	3	7
Quebradona	12001008	O	7/22/06	Kedahda	75°45'11"	5°40'16"	2311	Rock	out	CL_Cong	Arg	Mod	Perv	3	8
Quebradona	12005062	O	7/22/06	Kedahda	75°45'49"	5°40'59"	2195	Rock	panel	CL_Cong	NR	NR	NR	3	18
Quebradona	12005063	O	7/22/06	Kedahda	75°45'40"	5°41'18"	2210	Rock	panel	CL_Cong	NR	NR	NR	9	15
Quebradona	12000471	O	7/22/06	Kedahda	75°48'56"	5°45'16"	1950	Rock	lchip	CL_arenite	NR	NR	NR	7	93
Quebradona	12000472	O	7/22/06	Kedahda	75°49'5"	5°45'26"	2000	Rock	chan	CL_arenite	NR	NR	NR	5	110
Quebradona	12005064	O	7/23/06	Kedahda	75°45'48"	5°41'27"	NR	Rock	panel	CL_Cong	NR	NR	NR	3	12
Quebradona	12005065	O	7/23/06	Kedahda	75°45'25"	5°41'21"	NR	Rock	panel	CL_Cong	NR	NR	NR	5	63
Quebradona	12001009	O	7/23/06	Kedahda	75°45'17"	5°41'14"	2307	Rock	out	CL_Cong	Arg	Mod	Perv	3	36
Quebradona	12001010	O	7/23/06	Kedahda	75°45'38"	5°41'17"	2160	Rock	out	PY_AshTuff	Arg	Wk	Perv	3	17
Quebradona	12001011	O	7/23/06	Kedahda	75°45'26"	5°41'7"	2295	Rock	out	PY_LapTuff	Arg	VrWk	Perv	7	12
Quebradona	12000473	O	7/23/06	Kedahda	75°49'7"	5°44'45"	1928	Rock	panel	EX_And	Arg Sup	Mod	Perv	3	75
Quebradona	12000474	D	7/23/06	Kedahda	75°49'7"	5°44'45"	1928	Rock	panel	EX_And	Arg Sup	Mod	Perv	3	76

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Quebradona	12000476	O	7/23/06	Kedahda	75°49'11"	5°44'41"	1953	Rock	panel	EX_BasAnd	NR	NR	NR	7	134
Quebradona	12000477	O	7/23/06	Kedahda	75°49'25"	5°44'42"	1955	Rock	panel	EX_AndBas	NR	NR	NR	5	121
Quebradona	12000478	O	7/23/06	Kedahda	75°49'56"	5°44'43"	2156	Rock	panel	PY_LapTuff	NR	NR	NR	9	95
Quebradona	12000479	O	7/23/06	Kedahda	75°49'22"	5°45'16"	2127	Rock	panel	PY_LapTuff	NR	NR	NR	7	135
Quebradona	12006243	O	7/24/06	Kedahda	75°44'6"	5°41'38"	2208	Rock	lchip	HY_Da	NR	NR	NR	5	43
Quebradona	12006244	O	7/24/06	Kedahda	75°43'57"	5°41'37"	2230	Rock	lchip	HY_Da	NR	NR	NR	3	36
Quebradona	12006245	O	7/24/06	Kedahda	75°43'59"	5°41'49"	2167	Rock	lchip	HY_Da	NR	NR	NR	3	32
Quebradona	12001013	O	7/24/06	Kedahda	75°44'48"	5°40'55"	2447	Rock	out	CL_Cong	Unalt	NI	NO	6	42
Quebradona	12005066	O	7/24/06	Kedahda	75°45'18"	5°41'28"	2300	Rock	panel	CL_Cong	NR	NR	NR	8	65
Quebradona	12005067	O	7/24/06	Kedahda	75°45'38"	5°41'38"	2190	Rock	panel	PY_LapTuff	NR	NR	NR	3	26
Quebradona	12001012	O	7/24/06	Kedahda	75°45'7"	5°41'2"	2346	Rock	out	CL_Cong	Arg	Intse	Perv	3	7
Quebradona	12006246	O	7/25/06	Kedahda	75°44'11"	5°41'50"	2110	Rock	lchip	HY_Da	NR	NR	NR	3	39
Quebradona	12006247	O	7/25/06	Kedahda	75°44'13"	5°41'25"	2299	Rock	lchip	HY_Da	NR	NR	NR	3	32
Quebradona	12006248	O	7/25/06	Kedahda	75°44'13"	5°41'25"	2299	Rock	float	EX_And	Sil	Mod	Perv	150	159
Quebradona	12006249	D	7/25/06	Kedahda	75°44'13"	5°41'25"	2299	Rock	float	EX_And	Sil	Mod	Perv	12	33
Quebradona	12006251	O	7/25/06	Kedahda	75°44'21"	5°41'34"	2182	Rock	lchip	HY_Da	NR	NR	NR	0	0
Quebradona	12006252	O	7/26/06	Kedahda	75°44'36"	5°41'40"	2323	Rock	lchip	EX_And	Sil	Mod	Perv	3	2
Quebradona	12006253	O	7/26/06	Kedahda	75°44'24"	5°41'19"	2295	Rock	lchip	HY_Da	NR	NR	NR	3	30
Quebradona	12006254	O	7/26/06	Kedahda	75°44'27"	5°41'29"	2272	Rock	lchip	HY_Da	NR	NR	NR	5	37
Quebradona	12006256	O	7/27/06	Kedahda	75°43'57"	5°42'3"	1994	Rock	lchip	HY_Da	FeOx	Intse	Perv	5	20
Quebradona	12006257	O	7/27/06	Kedahda	75°44'18"	5°42'0"	2165	Rock	lchip	HY_And	NR	NR	NR	3	8
Quebradona	12006259	O	7/28/06	Kedahda	75°46'27"	5°44'32"	2293	Rock	lchip	EX_And	NR	NR	NR	18	174
Quebradona	12006260	O	7/28/06	Kedahda	75°46'11"	5°44'39"	2286	Rock	lchip	EX_And	FeOx	Str	Fract	12	147
Quebradona	12006266	O	7/31/06	Kedahda	75°46'40"	5°44'35"	2357	Rock	lchip	EX_And	NR	NR	NR	3	87
Quebradona	12001101	O	8/22/06	Kedahda	75°42'36"	5°37'11"	1750	Rock	panel	IN_Di	Chl	Mod	Patch	23	16
Isabela	12006258	O	7/28/06	Kedahda	75°46'15"	5°44'9"	2229	Rock	lchip	EX_And	Arg	Str	Perv	6450	1290
Isabela	12006263	O	7/31/06	Kedahda	75°46'43"	5°44'11"	2159	Rock	lchip	EX_And	Arg	Mod	Perv	10	140
Isabela	12006264	O	7/31/06	Kedahda	75°46'43"	5°44'11"	2159	Rock	lchip	EX_And	Chl	Mod	Matrix	9	153
Isabela	12006265	O	7/31/06	Kedahda	75°46'43"	5°44'11"	2159	Rock	lchip	EX_And	Chl	Mod	Perv	6	132
El Chaquiro	12005752	O	6/20/06	Kedahda	75°44'45"	5°44'46"	NR	Rock	lchip	EX_And	Chl	NR	NR	159	447
El Chaquiro	12005757	O	6/21/06	Kedahda	75°44'45"	5°44'28"	NR	Rock	chan	IN_Di	NR	NR	NR	315	126
El Chaquiro	12005753	O	6/21/06	Kedahda	75°44'56"	5°44'38"	NR	Rock	lchip	IN_Di	NR	NR	NR	213	495
El Chaquiro	12005754	O	6/21/06	Kedahda	75°44'56"	5°44'37"	NR	Rock	chan	IN_Di	NR	NR	NR	73	326
El Chaquiro	12005759	O	6/21/06	Kedahda	75°44'56"	5°44'34"	NR	Rock	lchip	IN_Di	NR	NR	NR	160	170
El Chaquiro	12005755	O	6/21/06	Kedahda	75°44'53"	5°44'34"	2058	Rock	lchip	IN_Di	NR	NR	NR	209	127
El Chaquiro	12005756	O	6/21/06	Kedahda	75°44'47"	5°44'35"	NR	Rock	chan		NR	NR	NR	547	184
El Chaquiro	12001256	O	6/29/06	Kedahda	75°44'55"	5°44'36"	2030	Rock	panel	HY_And	Pot	NR	Vnlets	556	723
El Chaquiro	12005760	O	7/13/06	Kedahda	75°44'58"	5°44'32"	2047	Rock	chan	IN_Di	Sil	NR	Perv	168	34
El Chaquiro	12005761	O	7/13/06	Kedahda	75°44'58"	5°44'32"	2047	Rock	chan	IN_Di	Sil	VrWk	Perv	159	48
El Chaquiro	12005765	O	7/14/06	Kedahda	75°44'53"	5°44'39"	2027	Rock	panel	IN_Di	ArgOxSup	NR	Perv	37	49

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
El Chaquiro	12005770	O	7/14/06	Kedahda	75°44'56"	5°44'37"	2004	Rock	chan	IN_Di	Pot	NR	Perv	92	485
El Chaquiro	12005771	O	7/14/06	Kedahda	75°44'56"	5°44'36"	2012	Rock	chan	IN_Di	Pot	NR	Perv	424	766
El Chaquiro	12005772	O	7/14/06	Kedahda	75°44'56"	5°44'36"	2012	Rock	chan	IN_Di	ArgOxSup	NR	Perv	343	689
El Chaquiro	12005769	O	7/14/06	Kedahda	75°44'56"	5°44'37"	2004	Rock	chan	IN_Di	Pot	NR	Perv	116	250
El Chaquiro	12005766	O	7/14/06	Kedahda	75°44'56"	5°44'37"	2004	Rock	chan	IN_Di	Pot	NR	Perv	122	294
El Chaquiro	12005767	O	7/14/06	Kedahda	75°44'56"	5°44'37"	2004	Rock	chan	IN_Di	Pot	NR	Perv	99	293
El Chaquiro	12005768	O	7/14/06	Kedahda	75°44'56"	5°44'37"	2004	Rock	chan	IN_Di	Pot	NR	Perv	72	224
El Chaquiro	12005773	O	7/14/06	Kedahda	75°44'56"	5°44'35"	2014	Rock	chan	IN_Di	Pot	NR	Perv	36	168
El Chaquiro	12005774	O	7/15/06	Kedahda	75°44'56"	5°44'38"	2025	Rock	panel	IN_Di	Pot	NR	Perv	191	665
El Chaquiro	12005776	O	7/15/06	Kedahda	75°44'55"	5°44'33"	2030	Rock	fl	IN_Di	Arg Sup	NR	Perv	35	106
El Chaquiro	12005777	O	7/15/06	Kedahda	75°44'55"	5°44'32"	2030	Rock	chan	IN_Di	Phy	NR	Perv	149	174
El Chaquiro	12005778	O	7/15/06	Kedahda	75°44'55"	5°44'32"	2030	Rock	chan	IN_Di	Sil	NR	StrCont	45	134
El Chaquiro	12005784	O	7/17/06	Kedahda	75°44'53"	5°44'38"	NR	Rock	chan	IN_Di	Sil	Wk	Perv	43	128
El Chaquiro	12005785	O	7/17/06	Kedahda	75°44'52"	5°44'39"	NR	Rock	panel	IN_Di	Sil	Mod	StrCont	97	56
El Chaquiro	12005779	O	7/17/06	Kedahda	75°44'57"	5°44'39"	2030	Rock	chan	IN_Di	Sil	NR	Perv	58	229
El Chaquiro	12005781	O	7/17/06	Kedahda	75°44'58"	5°44'39"	NR	Rock	Ichip	IN_Di	Sil	NR	Perv	159	358
El Chaquiro	12005782	O	7/17/06	Kedahda	75°45'0"	5°44'39"	NR	Rock	chan	IN_Di	Phy	Mod	StrCont	5200	508
El Chaquiro	12005783	D	7/17/06	Kedahda	75°45'0"	5°44'39"	NR	Rock	chan	IN_Di	Ser	Mod	StrCont	1870	666
El Chaquiro	12005786	O	7/18/06	Kedahda	75°44'52"	5°44'47"	NR	Rock	sel	IN_Di	Arg	NR	StrCont	1960	453
El Chaquiro	12005787	O	7/18/06	Kedahda	75°44'52"	5°44'47"	NR	Rock	panel	IN_Di	Phy	NR	StrCont	121	101
El Chaquiro	12005788	O	7/18/06	Kedahda	75°44'50"	5°44'45"	NR	Rock	sel	IN_Di	Sil	NR	Perv	40	206
El Chaquiro	12005792	O	7/19/06	Kedahda	75°44'54"	5°44'37"	NR	Rock	chan	HY_And	NR	NR	NR	92	303
El Chaquiro	12005791	O	7/19/06	Kedahda	75°44'51"	5°44'42"	NR	Rock	panel	EX_And	Phy	NR	Perv	67	103
El Chaquiro	12005790	O	7/19/06	Kedahda	75°44'51"	5°44'43"	NR	Rock	float	EX_And	Sil	NR	NR	28	123
El Chaquiro	12005789	O	7/19/06	Kedahda	75°44'50"	5°44'44"	NR	Rock	panel	EX_And	Sil	NR	Perv	147	467
El Chaquiro	12005794	O	7/21/06	Kedahda	75°44'44"	5°44'49"	NR	Rock	panel	EX_And	Phy	NR	StrCont	454	1690
El Chaquiro	12005795	D	7/21/06	Kedahda	75°44'44"	5°44'49"	NR	Rock	panel	EX_And	Phy	NR	StrCont	430	2690
El Chaquiro	12003121	O	7/24/06	Kedahda	75°44'27"	5°44'48"	NR	Rock	panel	EX_And	Phy	NR	Perv	47	29
El Chaquiro	12003122	O	7/24/06	Kedahda	75°44'27"	5°44'48"	NR	Rock	chan	EX_And	Phy	NR	Perv	15	45
El Chaquiro	12005796	O	7/24/06	Kedahda	75°44'29"	5°44'48"	NR	Rock	sel		Sil	Mod	StrCont	985	159
El Chaquiro	12005797	O	7/24/06	Kedahda	75°44'29"	5°44'48"	NR	Rock	panel	EX_And	Phy	NR	Perv	50	24
El Chaquiro	12005798	O	7/24/06	Kedahda	75°44'29"	5°44'48"	NR	Rock	panel	EX_And	Phy	NR	Perv	89	42
El Chaquiro	12005799	O	7/24/06	Kedahda	75°44'32"	5°44'50"	NR	Rock	chan	EX_And	Phy	NR	Perv	50	61
El Chaquiro	12003124	O	7/25/06	Kedahda	75°44'25"	5°44'37"	NR	Rock	panel	VC_Tuff	Phy	NR	Perv	40	25
El Chaquiro	12003123	O	7/25/06	Kedahda	75°44'27"	5°44'44"	NR	Rock	panel	EX_And	Phy	NR	Perv	36	50
El Chaquiro	12003128	O	7/26/06	Kedahda	75°44'45"	5°44'40"	NR	Rock	panel	EX_And	Phy	NR	Perv	352	216
El Chaquiro	12003126	O	7/26/06	Kedahda	75°44'44"	5°44'48"	NR	Rock	chan	EX_And	Sil	NR	Perv	68	146
El Chaquiro	12003127	O	7/26/06	Kedahda	75°44'45"	5°44'47"	NR	Rock	panel	EX_And	Phy	NR	Perv	230	218
El Chaquiro	12003129	O	7/26/06	Kedahda	75°44'44"	5°44'40"	NR	Rock	panel	Volcl	Sil	Wk	Perv	239	168
El Chaquiro	12003137	O	7/27/06	Kedahda	75°44'43"	5°44'45"	NR	Rock	panel	Volcl	Phy	NR	Perv	149	174

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
El Chaquiro	12003138	O	7/27/06	Kedahda	75°44'39"	5°44'46"	2056	Rock	panel	Volcl	Phy	NR	Perv	141	81
El Chaquiro	12003132	O	7/27/06	Kedahda	75°44'41"	5°44'42"	NR	Rock	panel	Volcl	Phy	NR	Perv	178	74
El Chaquiro	12003133	O	7/27/06	Kedahda	75°44'41"	5°44'42"	NR	Rock	panel	Volcl	Phy	NR	Perv	993	124
El Chaquiro	12003134	O	7/27/06	Kedahda	75°44'41"	5°44'42"	NR	Rock	panel	Volcl	Phy	NR	Fract	238	308
El Chaquiro	12003131	O	7/27/06	Kedahda	75°44'41"	5°44'42"	NR	Rock	panel	Volcl	Phy	NR	Perv	135	71
El Chaquiro	12003135	O	7/27/06	Kedahda	75°44'44"	5°44'42"	2050	Rock	panel	Volcl	Phy	NR	Perv	117	174
El Chaquiro	12003136	O	7/27/06	Kedahda	75°44'44"	5°44'41"	2050	Rock	panel	Volcl	Phy	NR	Perv	363	227
El Chaquiro	12003141	O	7/27/06	Kedahda	75°44'43"	5°44'39"	2051	Rock	panel	Volcl	Phy	NR	Perv	224	179
El Chaquiro	12003140	D	7/28/06	Kedahda	75°44'48"	5°44'40"	2062	Rock	panel	Volcl	Phy	NR	Perv	177	93
El Chaquiro	12003139	O	7/28/06	Kedahda	75°44'48"	5°44'40"	2062	Rock	panel	Volcl	Phy	NR	Perv	324	104
El Chaquiro	12003145	O	7/28/06	Kedahda	75°44'54"	5°44'48"	NR	Rock	panel	IN_Di	Phy	NR	Perv	14	126
El Chaquiro	12003142	O	7/28/06	Kedahda	75°44'38"	5°44'39"	2074	Rock	panel	Volcl	Phy	NR	Perv	163	161
El Chaquiro	12003143	O	7/28/06	Kedahda	75°44'35"	5°44'37"	2114	Rock	panel	Volcl	Phy	NR	Perv	40	12
El Chaquiro	12003144	O	7/28/06	Kedahda	75°44'39"	5°44'32"	NR	Rock	panel	Volcl	Phy	NR	Perv	285	189
El Chaquiro	12003148	O	7/29/06	Kedahda	75°44'55"	5°44'38"	2040	Rock	panel	IN_Di	Pot	NR	Perv	127	395
El Chaquiro	12003149	O	7/29/06	Kedahda	75°44'54"	5°44'38"	2040	Rock	panel	IN_Di	Pot	NR	Perv	52	174
El Chaquiro	12003146	O	7/29/06	Kedahda	75°44'51"	5°44'35"	NR	Rock	panel	IN_Di	Phy	NR	Perv	174	77
El Chaquiro	12003147	O	9/29/06	B2Gold	75°44'50"	5°44'37"	2069	Rock	panel	IN_Di	NR	Intse	Perv	346	154
El Chaquiro	12007649	O	11/16/06	B2Gold	75°45'39"	5°43'42"	2126	Rock	panel	EX_And	NR	NR	NR	5	193
El Chaquiro	12007650	O	11/16/06	B2Gold	75°45'41"	5°43'51"	2156	Rock	panel	PY_AshTuff	NR	NR	NR	3	0
El Chaquiro	12007653	O	11/24/06	B2Gold	75°48'22"	5°44'26"	1905	Rock	out	PY_AshTuff	Ser	Intse	Perv	3	0
El Chaquiro	12007700	O	11/29/06	B2Gold	75°48'26"	5°43'5"	2000	Rock	panel	PY_AshTuff	Arg Sup	Intse	Perv	3	0
El Chaquiro	12007658	O	12/04/06	B2Gold	75°46'44"	5°44'9"	2201	Rock	chan	IN_Di	Chl	VrWk	Patch	3	0
El Chaquiro	12011484	O	2/06/07	B2Gold	75°45'26"	5°44'28"	0	Rock	panel	IN_Di	Prop	Mod	Vnlets	39	179
El Chaquiro	12011485	O	2/06/07	B2Gold	75°45'26"	5°44'28"	0	Rock	panel	IN_Di	Prop	Mod	Vnlets	30	154
El Chaquiro	12007670	O	2/10/07	B2Gold	75°46'14"	5°44'24"	2232	Rock	panel	IN_Di	ArgOxSup	Str	Perv	11	209
El Chaquiro	12007668	O	2/10/07	B2Gold	75°46'14"	5°44'24"	2225	Rock	panel	IN_Di	Arg Sup	Str	Perv	14	168
El Chaquiro	12007669	O	2/10/07	B2Gold	75°46'14"	5°44'24"	2232	Rock	panel	IN_Di	Arg Sup	Str	Perv	7	145
El Chaquiro	12007671	O	2/10/07	B2Gold	75°46'14"	5°44'24"	2232	Rock	panel	IN_Di	ArgOxSup	Str	Perv	11	134
El Chaquiro	12007672	O	2/10/07	B2Gold	75°46'14"	5°44'24"	2232	Rock	panel	PY_Tuff	Arg Sup	Str	Perv	12	92
El Chaquiro	12007673	O	2/10/07	B2Gold	75°46'14"	5°44'25"	2232	Rock	panel	IN_Di	Arg Sup	Str	Perv	15	97
El Chaquiro	12007677	O	2/12/07	B2Gold	75°45'39"	5°43'53"	2157	Rock	chan	PY_LapTuff	Arg	Str	Patch	3	59
El Chaquiro	12007678	O	2/12/07	B2Gold	75°45'41"	5°44'2"	0	Rock	Ichip	EX_And	Ser	Intse	Perv	9	106
El Chaquiro	12007676	O	2/12/07	B2Gold	75°45'38"	5°43'42"	2141	Rock	panel	EX_And	ArgOxSup	Str	Perv	7	190
El Chaquiro	12021509	O	4/17/07	B2Gold	75°44'11"	5°45'5"	2158	Rock	panel	NO	QtzSer	Intse	StrCont	25	126
El Chaquiro	12021510	O	4/17/07	B2Gold	75°44'11"	5°45'5"	2158	Rock	panel	NO	QtzSer	Intse	StrCont	43	139
El Chaquiro	12021422	O	4/18/07	B2Gold	75°44'59"	5°44'36"	2089	Rock	chan	IN_Di	NR	Str	Perv	458	458
El Chaquiro	12021512	O	4/18/07	B2Gold	75°45'2"	5°44'37"	NR	Rock	panel	EX_Bas	NR	Str	Perv	836	269
El Chaquiro	12021511	O	4/18/07	B2Gold	75°45'1"	5°44'37"	NR	Rock	panel	EX_AndBas	NR	Str	Perv	66	103
El Chaquiro	12021513	O	4/18/07	B2Gold	75°45'2"	5°44'37"	NR	Rock	panel	EX_Bas	NR	Str	Perv	63	117

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
El Chaquiro	12021539	O	4/23/07	B2Gold	75°44'59"	5°44'30"	NR	Rock	chan	IN_Di	NR	Wk	Diss	9	102
El Chaquiro	12021540	O	4/23/07	B2Gold	75°44'59"	5°44'30"	NR	Rock	chan	IN_Di	NR	Wk	Diss	26	334
El Chaquiro	12021541	O	4/23/07	B2Gold	75°45'0"	5°44'28"	2094	Rock	chan	IN_Di	NR	Wk	Vnlets	83	93
El Chaquiro	12021538	O	4/23/07	B2Gold	75°44'54"	5°44'55"	2094	Rock	panel	NO	QtzSer	Intse	StrCont	7	89
El Chaquiro	12021384	O	4/23/07	B2Gold	75°44'58"	5°44'20"	0	Rock	panel	Sap	Phy	Str	Perv	22	73
El Chaquiro	12021545	O	4/24/07	B2Gold	75°44'55"	5°44'47"	2069	Rock	lchip	IN_QDio	NR	Str	Perv	8	172
El Chaquiro	12021544	O	4/24/07	B2Gold	75°44'54"	5°44'49"	2074	Rock	chan	IN_Di	Sil	Str	Perv	14	150
El Chaquiro	12021546	O	4/24/07	B2Gold	75°44'58"	5°44'36"	2077	Rock	chan	IN_QDio	NR	Mod	Bnd	121	234
El Chaquiro	12021547	O	4/24/07	B2Gold	75°44'58"	5°44'36"	2075	Rock	chan	IN_QDio	NR	Mod	Vnlets	251	243
El Chaquiro	12021549	O	4/24/07	B2Gold	75°45'4"	5°44'39"	2102	Rock	panel	IN_QDio	Prop	Mod	Vnlets	7	40
El Chaquiro	12021552	O	4/25/07	B2Gold	75°45'59"	5°42'52"	2124	Rock	lchip	EX_Bas	NR	NR	NR	3	178
El Chaquiro	12021553	O	4/25/07	B2Gold	75°46'0"	5°42'49"	2144	Rock	panel	VC_Tuff	Arg Sup	Str	Perv	3	178
El Chaquiro	12021554	O	4/25/07	B2Gold	75°45'58"	5°42'47"	2145	Rock	panel	VC_Tuff	Arg Sup	Mod	Perv	3	168
El Chaquiro	12021394	O	4/25/07	B2Gold	75°45'39"	5°43'43"	2128	Rock	panel	PY_LapTuff	Arg Sup	Str	Perv	3	366
El Chaquiro	12021395	O	4/25/07	B2Gold	75°45'39"	5°43'42"	2134	Rock	panel	PY_LapTuff	Arg Sup	Str	Perv	3	198
El Chaquiro	12021396	O	4/25/07	B2Gold	75°45'39"	5°43'42"	2134	Rock	panel	PY_LapTuff	Arg Sup	Str	Perv	3	158
El Chaquiro	12021397	O	4/26/07	B2Gold	75°45'51"	5°42'33"	2188	Rock	panel	EX_Bas	NR	NR	NR	3	22
El Chaquiro	12021466	O	4/27/07	B2Gold	75°45'5"	5°41'27"	2311	Rock	panel	VC_Agl	NR	NR	NR	9	98
El Chaquiro	12021398	O	4/27/07	B2Gold	75°44'38"	5°43'16"	2137	Rock	float	Sap	Phy	Str	Perv	46	157
El Chaquiro	12021557	O	4/27/07	B2Gold	75°45'47"	5°42'35"	2190	Rock	float	IN_QDio	Pot	Wk	Vnlets	3	261
El Chaquiro	12021556	O	4/27/07	B2Gold	75°46'3"	5°42'35"	2179	Rock	panel	VC_Tuff	ArgOxSup	Intse	Perv	7	306
El Chaquiro	12021467	O	4/27/07	B2Gold	75°47'8"	5°44'20"	2350	Rock	panel	SapRock	Arg Sup	Str	Perv	3	142
El Chaquiro	12021651	O	5/21/07	B2Gold	75°43'37"	5°44'35"	2191	Rock	float	EX_And	Sil	Str	Perv	3	223
El Chaquiro	12000513	O	NR	B2Gold	75°44'15"	5°38'4"	2600	Rock	grab	HY_And	NR	NR	NR	3	37
El Chaquiro	12007651	O	NR	B2Gold	75°46'1"	5°44'1"	2165	Rock	lchip	PY_AshTuff	Prop	Mod	Perv	3	0
Isabela	12006372	O	9/22/06	B2Gold	75°46'24"	5°44'9"	2216	Rock	panel	EX_And	Arg Sup	Wk	NR	1475	1310
Isabela	12006371	O	9/22/06	B2Gold	75°46'25"	5°44'10"	2230	Rock	chan	EX_And	Arg Sup	Wk	NR	108	542
Isabela	12006368	O	9/22/06	B2Gold	75°46'25"	5°44'9"	2230	Rock	chan	EX_And	Arg Sup	Wk	NR	203	1280
Isabela	12006369	O	9/22/06	B2Gold	75°46'26"	5°44'9"	2231	Rock	chan	EX_And	Arg Sup	Wk	NR	5400	1600
Isabela	12006370	O	9/22/06	B2Gold	75°46'26"	5°44'9"	2232	Rock	chan	EX_And	Arg Sup	Wk	NR	3300	1195
Isabela	12007646	O	11/16/06	B2Gold	75°46'39"	5°44'9"	2199	Rock	panel	PY_AshTuff	NR	NR	NR	14	79
Isabela	12011431	O	11/16/06	B2Gold	75°46'24"	5°44'9"	2229	Rock	panel	Vold	NR	NR	NR	93	87
Isabela	12011423	O	11/16/06	B2Gold	75°46'24"	5°44'9"	2230	Rock	panel	EX_And	Ser	Wk	StrCont	1010	1880
Isabela	12011424	O	11/16/06	B2Gold	75°46'24"	5°44'9"	2230	Rock	panel	EX_And	Ser	Wk	StrCont	1160	1610
Isabela	12011426	O	11/16/06	B2Gold	75°46'24"	5°44'9"	2230	Rock	panel	EX_And	Ser	Wk	StrCont	1690	1360
Isabela	12011427	O	11/16/06	B2Gold	75°46'24"	5°44'9"	2230	Rock	panel	EX_And	Ser	Mod	StrCont	1925	1150
Isabela	12011428	D	11/16/06	B2Gold	75°46'24"	5°44'9"	2230	Rock	panel	EX_And	Ser	Mod	StrCont	1930	993
Isabela	12011429	O	11/16/06	B2Gold	75°46'24"	5°44'9"	2230	Rock	panel	EX_And	NR	NR	NR	1685	1020
Isabela	12007587	O	11/16/06	B2Gold	75°46'23"	5°44'5"	2181	Rock	panel	PY_Tuff	Ser	Intse	Perv	114	161
Isabela	12007588	O	11/16/06	B2Gold	75°46'24"	5°44'5"	2182	Rock	panel	PY_Tuff	Ser	VrWk	Bnd	78	289

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Isabela	12007589	O	11/16/06	B2Gold	75°46'24"	5°44'5"	2182	Rock	panel	PY_Tuff	Ser	VrWk	Bnd	47	226
Isabela	12007590	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2182	Rock	panel	PY_Tuff	Ser	VrWk	Bnd	49	188
Isabela	12007591	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2182	Rock	panel	EX_And	Ser	VrWk	Bnd	42	163
Isabela	12007597	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	EX_And	Pot	Wk	StrCont	1020	1690
Isabela	12007641	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	Stkwrk	238	1300
Isabela	12007594	O	11/16/06	B2Gold	75°46'26"	5°44'6"	2182	Rock	panel	EX_And	NR	NR	NR	463	2080
Isabela	12007577	O	11/16/06	B2Gold	75°46'27"	5°44'6"	2181	Rock	chan	EX_And	Ser	VrWk	Vnlets	124	1475
Isabela	12007647	O	11/16/06	B2Gold	75°46'26"	5°44'5"	2199	Rock	panel	PY_AshTuff	NR	NR	NR	32	710
Isabela	12007648	O	11/16/06	B2Gold	75°46'26"	5°44'6"	2199	Rock	panel	EX_And	NR	NR	NR	29	694
Isabela	12007574	O	11/16/06	B2Gold	75°46'26"	5°44'6"	2179	Rock	chan	EX_And	NR	NR	NR	571	1130
Isabela	12007576	O	11/16/06	B2Gold	75°46'26"	5°44'6"	2181	Rock	chan	EX_And	Ser	VrWk	Stkwrk	224	1160
Isabela	12007595	O	11/16/06	B2Gold	75°46'26"	5°44'6"	2182	Rock	panel	EX_And	NR	NR	NR	284	2140
Isabela	12007596	O	11/16/06	B2Gold	75°46'26"	5°44'6"	2182	Rock	panel	EX_And	Ser	VrWk	StrCont	381	1410
Isabela	12007598	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	StrCont	455	1120
Isabela	12007636	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	Stkwrk	500	1380
Isabela	12007637	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	Stkwrk	807	1440
Isabela	12007638	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	Stkwrk	642	1730
Isabela	12007639	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	Stkwrk	551	1430
Isabela	12007640	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	Stkwrk	391	1260
Isabela	12007599	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	Pot	Wk	StrCont	250	1080
Isabela	12007631	O	11/16/06	B2Gold	75°46'27"	5°44'7"	2182	Rock	panel	PY_AshTuff	NR	NR	NR	133	1090
Isabela	12007570	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2174	Rock	chan	EX_And	Ser	VrWk	Stkwrk	9	169
Isabela	12007571	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2179	Rock	chan	EX_And	Ser	Wk	Stkwrk	45	446
Isabela	12007572	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2179	Rock	chan	EX_And	Pot	Wk	Stkwrk	23	387
Isabela	12007573	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2179	Rock	chan	EX_And	Pot	VrWk	Stkwrk	10	410
Isabela	12007592	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2182	Rock	panel	PY_AshTuff	NR	NR	NR	36	466
Isabela	12007593	O	11/16/06	B2Gold	75°46'25"	5°44'5"	2182	Rock	panel	PY_AshTuff	Ser	Mod	Bnd	285	292
Isabela	12007642	O	11/16/06	B2Gold	75°46'29"	5°44'10"	2182	Rock	panel	PY_AshTuff	NR	NR	NR	30	152
Isabela	12011418	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	4470	842
Isabela	12011417	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	Ser	Mod	StrCont	4460	1020
Isabela	12011419	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	2460	958
Isabela	12011422	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	sel	VeinMat	NR	NR	NR	8320	462
Isabela	12011412	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	2330	1010
Isabela	12011413	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	Ser	Mod	StrCont	2940	1240
Isabela	12011414	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	2520	1240
Isabela	12011415	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	6460	1380
Isabela	12011416	O	11/16/06	B2Gold	75°46'26"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	3860	1390
Isabela	12011420	O	11/16/06	B2Gold	75°46'25"	5°44'9"	2235	Rock	chan	EX_And	Ser	Mod	StrCont	1285	706
Isabela	12011421	O	11/16/06	B2Gold	75°46'25"	5°44'9"	2235	Rock	chan	EX_And	NR	NR	NR	553	487
Isabela	12007578	O	11/16/06	B2Gold	75°46'28"	5°44'8"	2189	Rock	panel	PY_Tuff	Ser	VrWk	Stkwrk	30	381

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Isabela	12007632	O	11/16/06	B2Gold	75°46'28"	5°44'8"	2182	Rock	panel	PY_AshTuff	FEOX SUP	Str	Perv	198	973
Isabela	12007633	O	11/16/06	B2Gold	75°46'28"	5°44'8"	2182	Rock	panel	PY_AshTuff	FEOX SUP	Str	Perv	43	488
Isabela	12007634	D	11/16/06	B2Gold	75°46'28"	5°44'8"	2182	Rock	panel	PY_AshTuff	FEOX SUP	Str	Perv	44	467
Isabela	12007579	O	11/16/06	B2Gold	75°46'31"	5°44'9"	2192	Rock	chan	EX_And	NR	NR	NR	897	422
Isabela	12007581	O	11/16/06	B2Gold	75°46'31"	5°44'9"	2192	Rock	panel	EX_Bas	NR	NR	NR	2270	385
Isabela	12007582	O	11/16/06	B2Gold	75°46'33"	5°44'9"	2193	Rock	panel	EX_And	Ser	Str	StrCont	100	89
Isabela	12007583	O	11/16/06	B2Gold	75°46'33"	5°44'9"	2194	Rock	panel	EX_And	Ser	Str	StrCont	83	130
Isabela	12007584	O	11/16/06	B2Gold	75°46'33"	5°44'9"	2194	Rock	panel	EX_And	Ser	Str	Bnd	14	65
Isabela	12007585	O	11/16/06	B2Gold	75°46'34"	5°44'9"	2200	Rock	panel	EX_And	Ser	VrWk	Bnd	22	125
Isabela	12007586	O	11/16/06	B2Gold	75°46'34"	5°44'9"	2201	Rock	panel	EX_And	Ser	Intse	Bnd	47	180
Isabela	12007643	O	11/16/06	B2Gold	75°46'31"	5°44'9"	2182	Rock	panel	PY_AshTuff	NR	NR	NR	364	148
Isabela	12007645	O	11/16/06	B2Gold	75°46'31"	5°44'9"	2182	Rock	panel	EX_And	NR	NR	NR	395	272
Isabela	12007644	O	11/16/06	B2Gold	75°46'31"	5°44'9"	2182	Rock	panel	EX_And	NR	NR	NR	731	206
Isabela	12011444	O	11/17/06	B2Gold	75°46'20"	5°44'5"	2181	Rock	panel	VC_Tuff	NR	NR	NR	38	161
Isabela	12011445	O	11/17/06	B2Gold	75°46'20"	5°44'5"	2181	Rock	panel	VC_Tuff	NR	NR	NR	81	161
Isabela	12011446	O	11/17/06	B2Gold	75°46'21"	5°44'5"	2181	Rock	panel	VC_Tuff	NR	NR	NR	38	112
Isabela	12011432	O	11/17/06	B2Gold	75°46'23"	5°44'9"	2250	Rock	chan	EX_And	NR	NR	NR	1320	780
Isabela	12011433	O	11/17/06	B2Gold	75°46'24"	5°44'8"	2224	Rock	chan	EX_And	NR	NR	NR	3490	938
Isabela	12011435	O	11/17/06	B2Gold	75°46'24"	5°44'8"	2224	Rock	chan	EX_And	NR	NR	NR	1320	1370
Isabela	12011442	O	11/17/06	B2Gold	75°46'23"	5°44'5"	2180	Rock	panel	VC_Tuff	Ser	Mod	Perv	72	94
Isabela	12011443	O	11/17/06	B2Gold	75°46'24"	5°44'5"	2182	Rock	panel	VC_Tuff	Ser	Wk	StrCont	206	381
Isabela	12011440	O	11/17/06	B2Gold	75°46'25"	5°44'12"	2246	Rock	chan	Volcl	NR	NR	NR	52	118
Isabela	12011438	O	11/17/06	B2Gold	75°46'25"	5°44'11"	2244	Rock	chan	EX_And	NR	NR	NR	14	140
Isabela	12011439	O	11/17/06	B2Gold	75°46'25"	5°44'11"	2244	Rock	chan	Volcl	Arg Sup	Wk	StrCont	18	128
Isabela	12011441	O	11/17/06	B2Gold	75°46'25"	5°44'12"	2246	Rock	chan	Volcl	NR	NR	NR	38	146
Isabela	12011436	O	11/17/06	B2Gold	75°46'25"	5°44'10"	2240	Rock	chan	EX_And	NR	NR	NR	192	541
Isabela	12011437	O	11/17/06	B2Gold	75°46'25"	5°44'10"	2241	Rock	chan	EX_And	NR	NR	NR	156	723
Isabela	12011434	O	11/17/06	B2Gold	75°46'24"	5°44'8"	2224	Rock	chan	EX_And	NR	NR	NR	1195	1250
Isabela	12011454	D	11/18/06	B2Gold	75°46'19"	5°44'2"	2180	Rock	panel	EX_And	NR	NR	NR	21	109
Isabela	12011449	O	11/18/06	B2Gold	75°46'19"	5°44'3"	2180	Rock	panel	EX_And	NR	NR	NR	35	106
Isabela	12011447	O	11/18/06	B2Gold	75°46'20"	5°44'5"	2181	Rock	panel	Volcl	NR	NR	NR	42	166
Isabela	12011448	O	11/18/06	B2Gold	75°46'19"	5°44'3"	2180	Rock	panel	EX_And	NR	NR	NR	21	105
Isabela	12011451	O	11/18/06	B2Gold	75°46'19"	5°44'3"	2180	Rock	panel	EX_And	NR	NR	NR	31	89
Isabela	12011452	O	11/18/06	B2Gold	75°46'19"	5°44'3"	2180	Rock	panel	EX_And	NR	NR	NR	36	115
Isabela	12011453	O	11/18/06	B2Gold	75°46'19"	5°44'2"	2180	Rock	panel	EX_And	NR	NR	NR	21	106
Isabela	12011456	O	11/18/06	B2Gold	75°46'19"	5°44'2"	2180	Rock	panel	EX_And	NR	NR	NR	22	96
Isabela	12011457	O	11/18/06	B2Gold	75°46'20"	5°43'59"	2175	Rock	panel	EX_And	NR	NR	NR	3	98
Isabela	12011458	O	11/18/06	B2Gold	75°46'20"	5°43'58"	2175	Rock	panel	EX_And	NR	NR	NR	6	81
Isabela	12011459	O	11/18/06	B2Gold	75°46'20"	5°43'58"	2175	Rock	panel	EX_And	NR	NR	NR	6	95
Isabela	12011460	O	11/18/06	B2Gold	75°46'20"	5°43'58"	2175	Rock	panel	EX_And	NR	NR	NR	9	82

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Isabela	12011462	O	12/08/06	B2Gold	75°46'25"	5°44'9"	2241	Rock	panel	VC_Tuff	Arg Sup	Mod	Perv	985	825
Isabela	12011463	O	12/08/06	B2Gold	75°46'25"	5°44'9"	2241	Rock	panel	VC_Tuff	Arg Sup	Mod	Perv	3200	776
Isabela	12011464	O	12/08/06	B2Gold	75°46'25"	5°44'9"	2241	Rock	panel	VC_Tuff	Arg Sup	Mod	Perv	2260	756
Isabela	12011465	O	12/08/06	B2Gold	75°46'18"	5°44'13"	2197	Rock	chan	VC_Tuff	Sil	Wk	Perv	6	122
Isabela	12011467	O	12/08/06	B2Gold	75°46'18"	5°44'13"	2197	Rock	chan	VC_Tuff	Sil	Wk	Perv	3	126
Isabela	12011468	O	12/08/06	B2Gold	75°46'18"	5°44'13"	2201	Rock	panel	VC_Tuff	Sil	Wk	Perv	11	162
Isabela	12011469	D	12/08/06	B2Gold	75°46'18"	5°44'13"	2201	Rock	panel	VC_Tuff	Sil	Wk	Perv	23	163
Isabela	12011470	O	12/08/06	B2Gold	75°46'18"	5°44'12"	2201	Rock	panel	VC_Tuff	Sil	Mod	Perv	6	128
Isabela	12011471	O	12/08/06	B2Gold	75°46'19"	5°44'11"	2199	Rock	chan	VC_Tuff	Sil	Wk	Perv	21	179
Isabela	12011472	O	12/08/06	B2Gold	75°46'19"	5°44'11"	2199	Rock	chan	VC_Tuff	Sil	Mod	Perv	3	175
Isabela	12011473	O	12/08/06	B2Gold	75°46'19"	5°44'10"	2199	Rock	chan	VC_Tuff	Sil	Mod	Perv	3	139
Isabela	12011479	O	2/04/07	B2Gold	75°46'20"	5°44'6"	2178	Rock	panel	PY_Tuff	Arg Sup	Intse	Perv	51	206
Isabela	12011481	O	2/04/07	B2Gold	75°46'18"	5°44'10"	2172	Rock	panel	EX_And	Arg Sup	Intse	Perv	22	170
Isabela	12011475	O	2/04/07	B2Gold	75°46'34"	5°44'7"	2194	Rock	lchip	EX_Bas	Py	Wk	Vnlets	107	159
Isabela	12011478	O	2/04/07	B2Gold	75°46'24"	5°44'4"	2167	Rock	panel	PY_AshTuff	Arg Sup	Intse	Perv	23	227
Isabela	12011476	O	2/04/07	B2Gold	75°46'29"	5°44'6"	2194	Rock	panel	VC_Ash	Arg Sup	Str	Perv	1070	1300
Isabela	12011477	O	2/04/07	B2Gold	75°46'29"	5°44'6"	2194	Rock	panel	VC_Ash	Arg Sup	Mod	Perv	803	1380
Isabela	12011482	O	2/05/07	B2Gold	75°46'32"	5°44'13"	2192	Rock	panel	EX_And	Arg Sup	Str	Perv	9	155
Isabela	12011483	O	2/05/07	B2Gold	75°46'38"	5°44'21"	2283	Rock	lchip	IN_Di	Pot	Mod	Vnlets	9	219
Isabela	12007674	O	2/10/07	B2Gold	75°46'13"	5°44'22"	0	Rock	panel	IN_Di	Pot	VrWk	Vnlets	13	124
Isabela	12007666	O	2/10/07	B2Gold	75°46'14"	5°44'23"	0	Rock	panel	IN_Di	Arg Sup	Str	Perv	10	184
Isabela	12007667	O	2/10/07	B2Gold	75°46'14"	5°44'23"	2222	Rock	panel	IN_Di	Arg Sup	Str	Perv	15	181
La Sola	12007657	O	11/28/06	B2Gold	75°43'57"	5°43'32"	2234	Rock	chan	PY_AshTuff	FEOX SUP	Str	Perv	3	0
La Sola	12007663	O	2/09/07	B2Gold	75°43'44"	5°43'9"	NR	Rock	chan	EX_And	Py<5%	Mod	Vnlets	44	149
La Sola	12007664	O	2/09/07	B2Gold	75°43'47"	5°43'22"	NR	Rock	panel	EX_And	Py<5%	Mod	Vnlets	163	239
La Sola	12007665	O	2/09/07	B2Gold	75°43'54"	5°43'21"	2268	Rock	chan	EX_And	Py<5%	Mod	Patch	131	501
La Sola	12011497	O	2/09/07	B2Gold	75°44'0"	5°43'14"	NR	Rock	chan	PY_LitTuff	Arg	Wk	Patch	41	137
La Sola	12011498	O	2/09/07	B2Gold	75°43'58"	5°43'13"	2148	Rock	chan	PY_VITuff	Arg	Str	StrCont	19	175
La Sola	12011499	D	2/09/07	B2Gold	75°43'58"	5°43'13"	2148	Rock	chan	PY_VITuff	Arg	Str	StrCont	17	184
La Sola	12018013	O	3/07/07	B2Gold	75°43'53"	5°43'9"	2213	Rock	fl	IN_Di	NR	NR	NR	34	111
La Sola	12018113	O	3/10/07	B2Gold	75°43'57"	5°43'16"	2216	Rock	panel	VC_Tuff	Arg Sup	Mod	Perv	107	143
La Sola	12018118	O	3/11/07	B2Gold	75°43'55"	5°43'18"	2192	Rock	panel	EX_And	Prop	Str	Perv	263	945
La Sola	12018115	O	3/11/07	B2Gold	75°43'55"	5°43'18"	2192	Rock	panel	EX_And	Pyp	Mod	Perv	413	1705
La Sola	12018116	O	3/11/07	B2Gold	75°43'55"	5°43'18"	2192	Rock	panel	EX_And	Pyp	Mod	Perv	466	1175
La Sola	12018117	O	3/11/07	B2Gold	75°43'55"	5°43'18"	2192	Rock	panel	EX_And	Prop	Mod	Perv	313	1020
La Sola	12018042	O	3/11/07	B2Gold	75°43'55"	5°43'18"	NR	Rock	panel	EX_And	Prop	Mod	Perv	348	1315
La Sola	12018043	O	3/11/07	B2Gold	75°43'55"	5°43'18"	NR	Rock	panel	EX_And	Prop	Mod	Perv	181	1875
La Sola	12018044	O	3/11/07	B2Gold	75°43'55"	5°43'18"	NR	Rock	panel	EX_And	Prop	Mod	Perv	185	1250
La Sola	12018045	O	3/11/07	B2Gold	75°43'55"	5°43'18"	NR	Rock	panel	EX_And	Prop	Mod	Perv	226	842
La Sola	12018120	O	3/12/07	B2Gold	75°43'52"	5°43'17"	2234	Rock	chan	EX_And	Arg Sup	Str	Perv	1165	1875

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
La Sola	12018119	O	3/12/07	B2Gold	75°43'52"	5°43'17"	2234	Rock	chan	EX_And	Arg Sup	Str	Perv	1365	1775
La Sola	12018121	O	3/12/07	B2Gold	75°43'49"	5°43'18"	2252	Rock	panel	EX_And	Pot	Str	Perv	660	1700
La Sola	12015936	O	3/13/07	B2Gold	75°43'50"	5°43'18"	2345	Rock	panel	EX_And	Arg Sup	Str	Perv	1020	1360
La Sola	12015935	O	3/13/07	B2Gold	75°43'50"	5°43'18"	2345	Rock	panel	EX_And	ArgOxSup	Str	Perv	447	862
La Sola	12015937	O	3/13/07	B2Gold	75°43'50"	5°43'18"	NR	Rock	panel	EX_And	Arg Sup	Str	Perv	990	2000
La Sola	12015938	O	3/13/07	B2Gold	75°43'50"	5°43'18"	NR	Rock	panel	EX_And	Pot	Mod	Stkwrk.	1370	1230
La Sola	12015939	O	3/13/07	B2Gold	75°43'53"	5°43'17"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	576	1090
La Sola	12015940	O	3/13/07	B2Gold	75°43'54"	5°43'18"	NR	Rock	panel	EX_AndBas	Prop	Mod	Patch	485	2010
La Sola	12015942	O	3/13/07	B2Gold	75°43'54"	5°43'18"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Patch	132	917
La Sola	12015943	O	3/13/07	B2Gold	75°43'52"	5°43'22"	NR	Rock	chan	EX_BasAnd	Sil	Mod	Patch	141	623
La Sola	12015944	O	3/14/07	B2Gold	75°43'54"	5°43'19"	NR	Rock	panel	EX_AndBas	Py<5%	Wk	Patch	272	993
La Sola	12015945	O	3/14/07	B2Gold	75°43'51"	5°43'18"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	1295	1370
La Sola	12015946	O	3/14/07	B2Gold	75°43'50"	5°43'18"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	1140	1400
La Sola	12015947	O	3/14/07	B2Gold	75°43'51"	5°43'17"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	941	2260
La Sola	12015948	O	3/14/07	B2Gold	75°43'51"	5°43'17"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	1815	1790
La Sola	12015949	D	3/14/07	B2Gold	75°43'51"	5°43'17"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	2020	1760
La Sola	12015996	O	3/14/07	B2Gold	75°43'50"	5°43'17"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	934	2080
La Sola	12018133	O	3/14/07	B2Gold	75°43'51"	5°43'15"	2249	Rock	chan	EX_And	Chl	Wk	Perv	574	1260
La Sola	12015997	O	3/14/07	B2Gold	75°43'44"	5°43'20"	NR	Rock	panel	EX_And	Arg Sup	Intse	Perv	94	296
La Sola	12015998	O	3/14/07	B2Gold	75°43'42"	5°43'22"	NR	Rock	panel	IN_Di	NR	NR	NR	61	245
La Sola	12015941	O	3/16/07	B2Gold	75°44'2"	5°42'54"	2234	Rock	float	EX_And	Arg Sup	Str	Perv	3	80
La Sola	12021218	O	3/26/07	B2Gold	75°43'53"	5°43'21"	2384	Rock	panel	IN_Di	PotBi	Mod	Perv	276	1150
La Sola	12021219	O	3/26/07	B2Gold	75°43'53"	5°43'21"	2384	Rock	panel	IN_Di	PotKF	Mod	Perv	666	1930
La Sola	12021220	O	3/26/07	B2Gold	75°43'53"	5°43'21"	2384	Rock	panel	IN_Di	PotKF	Mod	Perv	712	1650
La Sola	12021221	O	3/26/07	B2Gold	75°43'53"	5°43'21"	2384	Rock	panel	EX_AndBas	Chl	Wk	Perv	291	1360
Tenedor	12007654	O	11/25/06	B2Gold	75°45'39"	5°44'57"	2230	Rock	lchip	IN_Di	Prop	Str	Vnlets	15	0
Tenedor	12007656	O	11/27/06	B2Gold	75°45'37"	5°44'36"	2155	Rock	float	BX_Flt	NR	NR	NR	34	0
Tenedor	12011487	O	2/06/07	B2Gold	75°45'27"	5°44'47"	0	Rock	chan	IN_Di	Chl	Mod	Perv	22	204
Tenedor	12011486	O	2/06/07	B2Gold	75°45'29"	5°44'31"	2187	Rock	lchip	IN_Di	Ser	Str	Perv	38	104
Tenedor	12007660	O	2/07/07	B2Gold	75°45'42"	5°44'42"	NR	Rock	panel	IN_Di	Py5-15%	Mod	Vnlets	38	189
Tenedor	12007661	O	2/07/07	B2Gold	75°45'42"	5°44'42"	NR	Rock	panel	IN_Di	Py<5%	Mod	Vnlets	33	187
Tenedor	12011490	O	2/07/07	B2Gold	75°45'41"	5°44'41"	NR	Rock	panel	IN_Di	Chl	Wk	Vnlets	69	983
Tenedor	12011488	O	2/07/07	B2Gold	75°45'32"	5°44'36"	NR	Rock	panel	IN_Di	FEOX SUP	Str	Perv	39	572
Tenedor	12011489	O	2/07/07	B2Gold	75°45'32"	5°44'36"	NR	Rock	panel	IN_Di	FEOX SUP	Str	Perv	22	362
Tenedor	12007662	O	2/07/07	B2Gold	75°45'45"	5°44'43"	NR	Rock	panel	IN_Di	Arg	Str	Perv	77	166
Tenedor	12011494	O	2/08/07	B2Gold	75°45'28"	5°44'57"	2298	Rock	panel	IN_QDio	Arg Sup	Str	Perv	41	108
Tenedor	12011495	O	2/08/07	B2Gold	75°45'24"	5°44'57"	2238	Rock	panel	IN_Di	Arg Sup	Str	Perv	20	56
Tenedor	12011496	O	2/08/07	B2Gold	75°45'23"	5°44'54"	2257	Rock	float	IN_Di	Ser	Intse	Perv	43	135
Tenedor	12011492	O	2/08/07	B2Gold	75°45'36"	5°44'46"	2324	Rock	float	IN_IntFel	Sil	Str	Perv	357	457
Tenedor	12011493	O	2/08/07	B2Gold	75°45'35"	5°44'49"	2332	Rock	panel	IN_QDio	Pot	Str	Perv	218	3170

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Tenedor	12011491	O	2/08/07	B2Gold	75°45'30"	5°44'35"	2159	Rock	float	IN_QDio	Arg	Intse	Perv	205	254
Tenedor	12015856	O	2/13/07	B2Gold	75°45'31"	5°44'47"	2310	Rock	lchip	IN_Di	NR	NR	NR	128	2460
Tenedor	12015902	O	2/13/07	B2Gold	75°45'43"	5°44'37"	2431	Rock	panel	IN_Di	Arg Sup	Intse	Perv	27	156
Tenedor	12015903	O	2/13/07	B2Gold	75°45'39"	5°44'35"	NR	Rock	panel	BX_Flt	Arg	Str	Perv	496	120
Tenedor	12015904	O	2/13/07	B2Gold	75°45'41"	5°44'34"	2391	Rock	chan	IN_Di	Py<5%	Str	Vnlets	24	103
Tenedor	12015901	O	2/13/07	B2Gold	75°45'49"	5°44'45"	2364	Rock	float	EX_AndBas	Arg Sup	Str	Perv	28	188
Tenedor	12007679	O	2/13/07	B2Gold	75°45'48"	5°44'46"	2346	Rock	chan	IN_QDio	ArgOxSup	Str	Perv	236	456
Tenedor	12015914	O	2/14/07	B2Gold	75°45'31"	5°44'47"	2303	Rock	panel	IN_Di	Pot	Str	Stkwrk	317	3130
Tenedor	12015912	O	2/14/07	B2Gold	75°45'31"	5°44'47"	2304	Rock	panel	IN_Di	Arg Sup	Str	Perv	164	2550
Tenedor	12015913	O	2/14/07	B2Gold	75°45'31"	5°44'47"	2304	Rock	panel	IN_QDio	Pot	Mod	Stkwrk	207	2510
Tenedor	12015907	O	2/14/07	B2Gold	75°45'37"	5°44'45"	2327	Rock	panel	IN_QDio	PotKF	Str	Patch	203	1240
Tenedor	12015909	O	2/14/07	B2Gold	75°45'37"	5°44'45"	2327	Rock	panel	IN_QDio	PotKF	Str	Patch	377	773
Tenedor	12015834	O	2/14/07	B2Gold	75°45'34"	5°44'45"	2290	Rock	panel	IN_Di	Pot	Wk	Perv	236	1315
Tenedor	12015906	O	2/14/07	B2Gold	75°45'37"	5°44'45"	2327	Rock	panel	IN_QDio	PotKF	Str	Perv	211	1270
Tenedor	12015908	O	2/14/07	B2Gold	75°45'37"	5°44'45"	2327	Rock	panel	IN_Gdr	PotKF	Str	Patch	194	1040
Tenedor	12015910	O	2/14/07	B2Gold	75°45'37"	5°44'45"	2329	Rock	panel	IN_QDio	PotKF	Str	Patch	222	1515
Tenedor	12015911	O	2/14/07	B2Gold	75°45'37"	5°44'45"	2331	Rock	panel	IN_QDio	Arg Sup	Str	Perv	240	757
Tenedor	12015842	O	2/15/07	B2Gold	75°45'36"	5°44'44"	2283	Rock	chan	IN_Di	Arg Sup	Str	Perv	491	1410
Tenedor	12015843	O	2/15/07	B2Gold	75°45'36"	5°44'44"	2282	Rock	chan	IN_Di	Arg Sup	Str	Perv	303	1735
Tenedor	12015916	O	2/15/07	B2Gold	75°45'45"	5°44'37"	2353	Rock	panel	IN_Di	Arg	Mod	Perv	34	182
Tenedor	12015917	O	2/15/07	B2Gold	75°45'43"	5°44'37"	2341	Rock	panel	IN_Di	Arg Sup	Str	Perv	15	109
Tenedor	12015918	O	2/15/07	B2Gold	75°45'43"	5°44'33"	NR	Rock	lchip	IN_Di	Prop	Intse	Perv	22	42
Tenedor	12015893	O	2/17/07	B2Gold	75°45'35"	5°44'42"	NR	Rock	chan	IN_QDio	Sil	Str	Perv	498	1200
Tenedor	12015891	O	2/17/07	B2Gold	75°45'35"	5°44'42"	NR	Rock	chan	IN_QDio	Sil	Str	Perv	272	1610
Tenedor	12015956	O	2/17/07	B2Gold	75°45'36"	5°44'54"	2296	Rock	panel	IN_Di	Arg Sup	Str	Perv	49	1035
Tenedor	12015892	O	2/17/07	B2Gold	75°45'35"	5°44'42"	NR	Rock	chan	IN_QDio	Sil	Str	Perv	489	884
Tenedor	12015897	O	2/17/07	B2Gold	75°45'34"	5°44'41"	2250	Rock		Sap	NR	NR	NR	318	2040
Tenedor	12015919	O	2/18/07	B2Gold	75°45'51"	5°44'32"	NR	Rock	float	IN_Di	Arg	Str	Perv	71	143
Tenedor	12015920	O	2/19/07	B2Gold	75°45'31"	5°44'46"	2250	Rock	float	IN_Di	Pot	Mod	Stkwrk	257	1640
Tenedor	12015961	O	2/19/07	B2Gold	75°45'29"	5°44'47"	2253	Rock	panel	IN_Di	Chl	Wk	Patch	54	682
Tenedor	12015962	O	2/19/07	B2Gold	75°45'29"	5°44'47"	2253	Rock	chan	IN_Di	Chl	Wk	Perv	45	1160
Tenedor	12015926	O	2/19/07	B2Gold	75°45'36"	5°44'44"	NR	Rock	panel	IN_QDio	Sil	Str	Vnlets	226	727
Tenedor	12015928	O	2/19/07	B2Gold	75°45'36"	5°44'44"	NR	Rock	panel	IN_QDio	Sil	Str	Vnlets	408	1005
Tenedor	12015927	O	2/19/07	B2Gold	75°45'36"	5°44'44"	NR	Rock	panel	IN_Di	Pot	Wk	Patch	336	1110
Tenedor	12015921	O	2/19/07	B2Gold	75°45'34"	5°44'41"	2234	Rock	panel	IN_QDio	Arg Sup	Str	Perv	265	1200
Tenedor	12015924	D	2/19/07	B2Gold	75°45'44"	5°44'43"	NR	Rock	chan	IN_Di	Sil	Wk	Patch	51	267
Tenedor	12015923	O	2/19/07	B2Gold	75°45'44"	5°44'43"	NR	Rock	chan	IN_Di	Sil	Wk	Patch	47	300
Tenedor	12015922	O	2/19/07	B2Gold	75°45'42"	5°44'42"	NR	Rock	chan	IN_Di	Sil	Wk	Patch	55	295
Tenedor	12015986	O	2/20/07	B2Gold	75°45'28"	5°44'55"	2275	Rock	panel	Sap	Phy	Str	Perv	49	75
Tenedor	12015990	O	2/21/07	B2Gold	75°45'40"	5°44'37"	2249	Rock	fl	IN_QDio	Chl	Mod	Perv	20	110

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Tenedor	12018167	O	3/19/07	B2Gold	75°45'40"	5°44'32"	2237	Rock	float	EX_AndBas	Pyp	Mod	Perv	9	105
Tenedor	12018215	O	3/19/07	B2Gold	75°45'42"	5°44'33"	NR	Rock	panel	IN_QDio	PotBi	Mod	Patch	21	75
Tenedor	12018212	O	3/19/07	B2Gold	75°45'40"	5°44'33"	NR	Rock	panel	IN_QDio	PotBi	Str	Patch	18	59
Tenedor	12018213	O	3/19/07	B2Gold	75°45'40"	5°44'33"	NR	Rock	panel	IN_QDio	PotBi	Str	Patch	19	53
Tenedor	12018214	O	3/19/07	B2Gold	75°45'41"	5°44'33"	NR	Rock	panel	IN_QDio	PotBi	Wk	Patch	33	141
Tenedor	12018226	O	3/20/07	B2Gold	75°45'25"	5°44'26"	2188	Rock	float	NO	Phy	Str	Perv	47	92
Tenedor	12018172	O	3/20/07	B2Gold	75°45'37"	5°44'28"	2342	Rock	panel	IN_Di	Phy	Str	Perv	28	40
Tenedor	12018173	O	3/20/07	B2Gold	75°45'37"	5°44'28"	2342	Rock	panel	IN_Di	Phy	Str	Perv	20	35
Tenedor	12018174	D	3/20/07	B2Gold	75°45'37"	5°44'28"	2342	Rock	panel	IN_Di	Phy	Str	Perv	33	34
Tenedor	12018227	O	3/20/07	B2Gold	75°45'25"	5°44'24"	2191	Rock	float	NO	Phy	Str	Perv	58	51
Tenedor	12018216	O	3/20/07	B2Gold	75°45'42"	5°44'33"	NR	Rock	panel	IN_QDio	Biotc	Wk	Patch	16	44
Tenedor	12018217	O	3/20/07	B2Gold	75°45'42"	5°44'33"	NR	Rock	panel	IN_Di	Py<5%	Wk	Vnlets	21	57
Tenedor	12018218	O	3/20/07	B2Gold	75°45'44"	5°44'33"	NR	Rock	panel	IN_Di	Arg	Str	Perv	177	71
Tenedor	12018179	O	3/21/07	B2Gold	75°45'33"	5°44'22"	2307	Rock	panel	IN_Di	ArgOxSup	Str	Perv	11	185
Tenedor	12018181	O	3/21/07	B2Gold	75°45'35"	5°44'22"	2307	Rock	panel	IN_Di	Arg Sup	Str	Perv	12	261
Tenedor	12018182	O	3/21/07	B2Gold	75°45'37"	5°44'23"	2337	Rock	panel	IN_Di	ArgOxSup	Str	Perv	11	116
Tenedor	12018183	O	3/21/07	B2Gold	75°45'37"	5°44'24"	2337	Rock	panel	IN_Di	ArgOxSup	Str	Perv	24	203
Tenedor	12018189	O	3/22/07	B2Gold	75°45'43"	5°44'29"	2311	Rock	panel	Sap	NR	NR	NR	7	62
Tenedor	12021307	O	3/23/07	B2Gold	75°45'47"	5°44'31"	2357	Rock	panel	IN_Di	Arg Sup	Str	Perv	18	29
Tenedor	12021308	O	3/23/07	B2Gold	75°45'47"	5°44'31"	2357	Rock	panel	IN_Di	Arg Sup	Str	Perv	15	36
Tenedor	12021302	O	3/23/07	B2Gold	75°45'52"	5°44'30"	2357	Rock	panel	NO	QtzSer	Intse	Perv	63	212
Tenedor	12021301	O	3/23/07	B2Gold	75°45'52"	5°44'30"	NR	Rock	panel	NO	QtzSer	Intse	Perv	76	141
Tenedor	12021303	O	3/23/07	B2Gold	75°45'52"	5°44'31"	2357	Rock	panel	NO	QtzSer	Intse	Perv	116	235
Tenedor	12021304	O	3/23/07	B2Gold	75°45'52"	5°44'31"	2357	Rock	panel	NO	QtzSer	Intse	Perv	157	632
Tenedor	12021306	O	3/23/07	B2Gold	75°45'52"	5°44'31"	2357	Rock	panel	NO	QtzSer	Intse	Perv	154	561
Tenedor	12021309	O	3/24/07	B2Gold	75°45'50"	5°44'30"	2364	Rock	panel	IN_QDio	NR	NR	NR	31	70
Tenedor	12021314	O	3/24/07	B2Gold	75°45'56"	5°44'37"	2401	Rock	float	NO	Ser	Intse	Perv	26	86
Tenedor	12021315	O	3/24/07	B2Gold	75°45'57"	5°44'41"	2410	Rock	panel	NO	QtzSer	Intse	Perv	37	116
Tenedor	12021312	O	3/24/07	B2Gold	75°45'55"	5°44'37"	2394	Rock	chan	EX_BasAnd	Ser	Str	Perv	24	155
Tenedor	12021313	O	3/24/07	B2Gold	75°45'56"	5°44'37"	2412	Rock	panel	EX_AndBas	Ser	Mod	StrCont	41	190
Tenedor	12021209	O	3/24/07	B2Gold	75°45'52"	5°44'54"	2368	Rock	float	IN_Di	ArgOxSup	Str	Perv	59	124
Tenedor	12021317	O	3/24/07	B2Gold	75°45'58"	5°44'48"	2414	Rock	lchip	EX_AndBas	Chl	VrWk	Vnlets	3	83
Tenedor	12021256	O	3/25/07	B2Gold	75°45'25"	5°44'32"	2209	Rock	float	NO	Phy	Str	Perv	57	80
Tenedor	12021319	O	3/25/07	B2Gold	75°45'43"	5°44'42"	NR	Rock	panel	IN_Di	Py<5%	Wk	Vnlets	38	256
Tenedor	12021320	O	3/25/07	B2Gold	75°45'44"	5°44'43"	NR	Rock	panel	EX_AndBas	Py5-15%	Str	Vnlets	37	210
Tenedor	12021321	O	3/25/07	B2Gold	75°45'44"	5°44'43"	NR	Rock	panel	EX_AndBas	Py<5%	Wk	Fract	36	281
Tenedor	12021322	O	3/25/07	B2Gold	75°45'46"	5°44'43"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Patch	22	90
Tenedor	12021323	O	3/25/07	B2Gold	75°45'51"	5°44'44"	NR	Rock	lchip	EX_And	Arg	Str	Perv	18	19
Tenedor	12021263	O	3/26/07	B2Gold	75°45'26"	5°44'33"	NR	Rock	panel	Int	Phy	Str	Perv	543	33
Tenedor	12021262	O	3/26/07	B2Gold	75°45'26"	5°44'33"	NR	Rock	chan	Int	Phy	Str	Perv	49	111

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Tenedor	12018236	O	3/30/07	B2Gold	75°45'27"	5°44'25"	2181	Rock	float	NO	Phy	Str	Perv	49	107
Tenedor	12018237	D	3/30/07	B2Gold	75°45'27"	5°44'25"	2181	Rock	float	NO	Phy	Str	Perv	56	186
Tenedor	12015915	O	4/14/07	B2Gold	75°45'31"	5°44'47"	2303	Rock	panel	IN_Di	Arg Sup	Str	Perv	148	3330
Tenedor	12021515	O	4/18/07	B2Gold	75°45'13"	5°44'42"	NR	Rock	lchip	IN_Di	Prop	Str	Perv	8	110
Tenedor	12021514	O	4/18/07	B2Gold	75°45'11"	5°44'41"	NR	Rock	panel	IN_Di	Prop	Str	Perv	18	129
Tenedor	12021521	O	4/19/07	B2Gold	75°45'22"	5°44'27"	NR	Rock	panel	IN_Di	Arg	Str	Perv	80	283
Tenedor	12021518	O	4/19/07	B2Gold	75°45'21"	5°44'33"	2234	Rock	panel	IN_Di	Prop	Mod	Vnlets	21	104
Tenedor	12021529	O	4/20/07	B2Gold	75°45'15"	5°44'51"	2265	Rock	panel	IN_Di	QtzSer	Intse	Perv	23	41
Tenedor	12021531	O	4/20/07	B2Gold	75°45'15"	5°44'51"	2265	Rock	panel	IN_Di	ArgOxSup	Intse	Perv	7	74
Tenedor	12021528	O	4/20/07	B2Gold	75°45'18"	5°44'40"	2265	Rock	lchip	EX_Da	QtzSer	Intse	Perv	47	112
Tenedor	12021523	O	4/20/07	B2Gold	75°45'19"	5°44'29"	2208	Rock	chan	IN_Di	Prop	Mod	Perv	24	169
Tenedor	12021524	D	4/20/07	B2Gold	75°45'19"	5°44'29"	2208	Rock	chan	IN_Di	Prop	Mod	Perv	24	189
Tenedor	12021526	O	4/20/07	B2Gold	75°45'23"	5°44'36"	2251	Rock	float	NO	QtzSer	Intse	Perv	28	110
Tenedor	12021527	O	4/20/07	B2Gold	75°45'19"	5°44'29"	NR	Rock	chan	EX_Da	QtzSer	Intse	Perv	15	41
Tenedor	12021446	O	4/21/07	B2Gold	75°45'15"	5°44'42"	2207	Rock	panel	IN_Di	Chl	Wk	Perv	13	136
Tenedor	12021535	O	4/21/07	B2Gold	75°45'7"	5°44'27"	2158	Rock	panel	IN_Di	QtzSer	Str	Patch	49	156
Tenedor	12021537	O	4/23/07	B2Gold	75°45'8"	5°44'53"	2175	Rock	chan	NO	Sil	Str	StrCont	87	87
Tenedor	12021459	O	4/23/07	B2Gold	75°45'15"	5°44'39"	2240	Rock	panel	EX_BasAnd	Arg	Str	Perv	35	237
Tenedor	12021542	O	4/23/07	B2Gold	75°45'11"	5°44'25"	NR	Rock	panel	NO	QtzSer	Str	Perv	43	254
Tenedor	12021543	O	4/23/07	B2Gold	75°45'12"	5°44'25"	NR	Rock	lchip	NO	QtzSer	Str	Perv	27	86
Tenedor	12021390	O	4/24/07	B2Gold	75°45'8"	5°44'20"	2137	Rock	panel	Int	Phy	Str	Perv	12	49
Aurora	12001318	O	7/17/07	B2Gold	75.7251926	5.75549743	2199	Rock	panel	IN_Di	Chl	Mod	Vnlets	1670	1735
Aurora	12006807	O	7/26/07	B2Gold	75.724295	5.755158	NR	Rock	panel	IN_Di	Pot	Intse	Vnlets	3200	1565
Aurora	12021328	O	3/26/07	B2Gold	75°43'44"	5°45'12"	NR	Rock	panel	PY_AshTuff	QtzSer	Intse	Perv	3	100
Aurora	12021329	O	3/26/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_AndBas	Chl	Mod	Patch	116	205
Aurora	12021331	O	3/26/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_AndBas	Chl	Wk	Patch	222	185
Aurora	12021327	O	3/26/07	B2Gold	75°43'54"	5°45'16"	2028	Rock	panel	PY_AshTuff	Arg	Vinese	Perv	3	90
Aurora	12021332	O	3/26/07	B2Gold	75°43'51"	5°45'15"	2081	Rock	float	EX_AndBas	Chl	Str	Perv	480	1010
Aurora	12021326	O	3/26/07	B2Gold	75°43'55"	5°45'17"	2028	Rock	panel	PY_LitTuff	Ser	Mod	Patch	3	95
Aurora	12021273	O	4/13/07	B2Gold	75°43'31"	5°45'22"	2252	Rock	panel	IN_QDio	Ser	Mod	Patch	1645	1260
Aurora	12021270	O	4/13/07	B2Gold	75°43'31"	5°45'22"	2252	Rock	panel	IN_QDio	Ser	Mod	Patch	2180	1550
Aurora	12021271	O	4/13/07	B2Gold	75°43'31"	5°45'22"	2252	Rock	panel	IN_QDio	Ser	Mod	Patch	2350	1290
Aurora	12021272	O	4/13/07	B2Gold	75°43'31"	5°45'22"	2252	Rock	panel	IN_QDio	Ser	Mod	Patch	1815	1060
Aurora	12021274	D	4/13/07	B2Gold	75°43'31"	5°45'22"	2252	Rock	panel	IN_QDio	Ser	Mod	Patch	1680	1350
Aurora	12021276	O	4/13/07	B2Gold	75°43'31"	5°45'22"	2252	Rock	panel	IN_QDio	Ser	Mod	Patch	1215	1120
Aurora	12021334	O	4/13/07	B2Gold	75°43'32"	5°45'11"	NR	Rock	panel	IN_Di	Py	Wk	Vnlets	53	774
Aurora	12021333	O	4/13/07	B2Gold	75°43'40"	5°45'14"	NR	Rock	lchip	IN_Di	Py	Wk	Vnlets	1640	1320
Aurora	12021335	O	4/13/07	B2Gold	75°43'38"	5°45'7"	NR	Rock	panel	EX_AndBas	Chl	Str	Patch	337	712
Aurora	12021339	O	4/14/07	B2Gold	75°43'25"	5°45'14"	NR	Rock	lchip	EX_BasAnd	Py	Wk	Vnlets	924	1040
Aurora	12021336	O	4/14/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	chan	EX_AndBas	Sil	Mod	Perv	1340	1500

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12021338	O	4/14/07	B2Gold	75°43'26"	5°45'10"	NR	Rock	panel	EX_AndBas	Chl	Str	Matrix	114	274
Aurora	12021337	O	4/14/07	B2Gold	75°43'28"	5°45'10"	NR	Rock	panel	IN_Di	NR	NR	NR	849	1020
Aurora	12021404	O	4/15/07	B2Gold	75°43'37"	5°45'11"	2114	Rock	panel	IN_Di	Chl	Mod	Perv	1510	926
Aurora	12021406	O	4/15/07	B2Gold	75°43'37"	5°45'11"	2114	Rock	panel	EX_And	Chl	Mod	NR	2380	715
Aurora	12021290	O	4/15/07	B2Gold	75°43'30"	5°45'19"	2187	Rock	float	Sap	NR	NR	NR	1805	2250
Aurora	12021347	O	4/16/07	B2Gold	75°43'25"	5°45'18"	2196	Rock	panel	EX_AndBas	Py	Wk	Diss	1075	1960
Aurora	12021348	O	4/16/07	B2Gold	75°43'38"	5°45'14"	2196	Rock	panel	EX_AndBas	Py	Wk	Diss	142	44
Aurora	12021346	O	4/16/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	EX_AndBas	Prop	Mod	Patch	1815	1300
Aurora	12021413	O	4/16/07	B2Gold	75°43'27"	5°45'5"	2163	Rock	out	EX_AndBas	Prop	Mod	Perv	76	397
Aurora	12021412	O	4/16/07	B2Gold	75°43'31"	5°45'1"	2199	Rock	out	EX_And	Chl	Mod	Perv	222	346
Aurora	12021408	O	4/16/07	B2Gold	75°43'42"	5°45'7"	2106	Rock	float	EX_AndBas	Pyp	Mod	Perv	21	200
Aurora	12021343	O	4/16/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	IN_Di	Ser	Str	Perv	378	781
Aurora	12021340	O	4/16/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Patch	498	725
Aurora	12021341	O	4/16/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Patch	625	920
Aurora	12021342	O	4/16/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_BasAnd	Chl	VrWk	Patch	287	698
Aurora	12021344	O	4/16/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_AndBas	Chl	Mod	Patch	661	899
Aurora	12021345	O	4/16/07	B2Gold	75°43'41"	5°45'15"	NR	Rock	panel	EX_AndBas	Chl	Mod	Patch	618	913
Aurora	12021501	O	4/17/07	B2Gold	75°43'44"	5°45'11"	NR	Rock	panel	NO	QtzSer	Str	Perv	16	119
Aurora	12021503	O	4/17/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Pyp	Mod	Perv	676	1440
Aurora	12021504	O	4/17/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Pyp	Mod	Perv	962	1800
Aurora	12021507	O	4/17/07	B2Gold	75°43'34"	5°45'3"	NR	Rock	panel	EX_And	Pyp	Mod	Matrix	35	114
Aurora	12021506	O	4/17/07	B2Gold	75°43'39"	5°45'8"	NR	Rock	panel	EX_Bas	Pyp	Mod	Perv	561	1340
Aurora	12021508	O	4/17/07	B2Gold	75°43'58"	5°44'59"	2158	Rock	panel	NO	QtzSer	Intse	StrCont	159	249
Aurora	12021502	O	4/17/07	B2Gold	75°43'43"	5°45'11"	NR	Rock	panel	NO	QtzSer	Intse	Perv	6	31
Aurora	12021349	O	4/17/07	B2Gold	75°43'44"	5°45'11"	NR	Rock	panel	NO	QtzSer	Str	Perv	20	100
Aurora	12021562	O	5/11/07	B2Gold	75°43'26"	5°45'18"	2186	Rock	panel	EX_Bas	Pot	Mod	Stkwrk	2090	1490
Aurora	12021563	O	5/11/07	B2Gold	75°43'26"	5°45'18"	2186	Rock	panel	EX_Bas	Pot	Mod	Stkwrk	1490	1370
Aurora	12021560	O	5/11/07	B2Gold	75°43'29"	5°45'17"	2166	Rock	chan	EX_And	Chl	VrWk	PhnoCry	30	183
Aurora	12021471	O	5/11/07	B2Gold	75°43'34"	5°45'16"	2154	Rock	panel	EX_And	Chl	Wk	Perv	5	67
Aurora	12021470	O	5/11/07	B2Gold	75°43'33"	5°45'16"	2155	Rock	panel	EX_And	Prop	Mod	Perv	11	32
Aurora	12021472	O	5/11/07	B2Gold	75°43'35"	5°45'16"	2152	Rock	panel	EX_And	NR	NR	NR	5	35
Aurora	12021473	O	5/11/07	B2Gold	75°43'36"	5°45'15"	2148	Rock	panel	EX_And	NR	NR	NR	11	10
Aurora	12021561	O	5/11/07	B2Gold	75°43'28"	5°45'17"	2186	Rock	panel	EX_And	Arg Sup	Str	Perv	838	807
Aurora	12021558	O	5/11/07	B2Gold	75°43'31"	5°45'16"	2166	Rock	panel	EX_And	Prop	Wk	PhnoCry	11	55
Aurora	12021559	O	5/11/07	B2Gold	75°43'30"	5°45'17"	2166	Rock	chan	EX_And	Chl	Wk	PhnoCry	22	401
Aurora	12021469	O	5/11/07	B2Gold	75°43'32"	5°45'16"	2155	Rock	panel	IN_Di	Prop	Mod	Perv	42	19
Aurora	12021468	O	5/11/07	B2Gold	75°43'31"	5°45'16"	2155	Rock	panel	EX_And	Phy	Str	Perv	59	35
Aurora	12021567	O	5/12/07	B2Gold	75°43'37"	5°45'14"	2196	Rock	panel	EX_And	Arg Sup	Str	Perv	75	58
Aurora	12021474	O	5/12/07	B2Gold	75°43'41"	5°45'10"	2178	Rock	panel	EX_BasAnd	Chl	Mod	Perv	107	281
Aurora	12021476	O	5/12/07	B2Gold	75°43'40"	5°45'9"	2179	Rock	panel	EX_BasAnd	Chl	Mod	Perv	427	657

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12021477	O	5/12/07	B2Gold	75°43'39"	5°45'9"	2180	Rock	panel	EX_BasAnd	Sil	Mod	Perv	343	821
Aurora	12021478	O	5/12/07	B2Gold	75°43'39"	5°45'8"	2180	Rock	panel	EX_BasAnd	Chl	Mod	Perv	678	1020
Aurora	12021479	O	5/12/07	B2Gold	75°43'38"	5°45'7"	2182	Rock	panel	EX_BasAnd	Sil	Mod	Perv	827	1120
Aurora	12021481	O	5/12/07	B2Gold	75°43'38"	5°45'7"	2182	Rock	panel	EX_BasAnd	Sil	Mod	Perv	896	1420
Aurora	12021566	O	5/12/07	B2Gold	75°43'39"	5°45'14"	2186	Rock	panel	EX_BasAnd	Pot	Mod	Vnlets	1740	2330
Aurora	12021568	O	5/12/07	B2Gold	75°43'26"	5°45'14"	2196	Rock	panel	EX_BasAnd	Arg Sup	Str	Perv	550	771
Aurora	12021564	O	5/12/07	B2Gold	75°43'44"	5°45'12"	2166	Rock	panel	EX_AndBas	Arg	Str	Perv	39	67
Aurora	12021565	O	5/12/07	B2Gold	75°43'41"	5°45'15"	2186	Rock	panel	EX_AndBas	Pot	Wk	Vnlets	782	798
Aurora	12021482	O	5/13/07	B2Gold	75°43'38"	5°45'7"	2182	Rock	panel	EX_BasAnd	Prop	Wk	Perv	798	1130
Aurora	12021570	O	5/13/07	B2Gold	75°45'34"	5°45'17"	2196	Rock	panel	EX_AndBas	Chl	Mod	Bnd	492	1280
Aurora	12021569	O	5/13/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	PY_VCLTuff	Arg Sup	Str	Perv	685	1460
Aurora	12021571	O	5/13/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_AndBas	Arg Sup	Str	Perv	854	1300
Aurora	12021572	O	5/13/07	B2Gold	75°43'23"	5°45'14"	2196	Rock	panel	EX_AndBas	Arg Sup	Str	Perv	420	859
Aurora	12021483	O	5/13/07	B2Gold	75°43'30"	5°45'5"	2180	Rock	panel	EX_And	Pyp	Wk	Perv	83	169
Aurora	12021573	O	5/14/07	B2Gold	75°43'27"	5°45'20"	2231	Rock	panel	EX_BasAnd	Pot	Mod	Stkwrk	1580	874
Aurora	12021574	D	5/14/07	B2Gold	75°43'27"	5°45'20"	2231	Rock	panel	EX_BasAnd	Pot	Mod	Stkwrk	1940	865
Aurora	12021579	O	5/16/07	B2Gold	75°43'30"	5°45'22"	2226	Rock	panel	EX_AndBas	Py<5%	Wk	Fract	362	909
Aurora	12021578	O	5/16/07	B2Gold	75°43'30"	5°45'22"	2226	Rock	panel	EX_AndBas	Pot	Wk	Vnlets	438	926
Aurora	12021581	O	5/16/07	B2Gold	75°43'30"	5°45'22"	2226	Rock	panel	EX_AndBas	Py<5%	Wk	Fract	755	1320
Aurora	12021582	O	5/16/07	B2Gold	75°43'30"	5°45'22"	2226	Rock	panel	EX_AndBas	Pot	Mod	Stkwrk	580	1010
Aurora	12021583	O	5/16/07	B2Gold	75°43'30"	5°45'22"	2226	Rock	panel	EX_AndBas	Pot	Mod	Stkwrk	656	923
Aurora	12021584	O	5/16/07	B2Gold	75°43'27"	5°45'18"	2222	Rock	panel	NO	QtzSer	Intse	Perv	649	1380
Aurora	12021487	O	5/16/07	B2Gold	75°43'30"	5°45'18"	2189	Rock	panel	EX_And	Sil	Wk	Perv	2410	1770
Aurora	12021488	O	5/16/07	B2Gold	75°43'30"	5°45'18"	2189	Rock	panel	EX_And	Sil	Wk	Perv	2190	1750
Aurora	12021495	O	5/17/07	B2Gold	75°43'24"	5°45'23"	2234	Rock	panel	EX_BasAnd	Sil	Wk	Perv	232	983
Aurora	12021496	O	5/17/07	B2Gold	75°43'24"	5°45'23"	2252	Rock	panel	EX_BasAnd	Sil	Mod	Perv	324	628
Aurora	12021497	O	5/17/07	B2Gold	75°43'24"	5°45'23"	2250	Rock	panel	EX_AndBas	Sil	Wk	Perv	1900	2130
Aurora	12021590	O	5/17/07	B2Gold	75°43'32"	5°45'24"	2235	Rock	panel	EX_BasAnd	Chl	Mod	Perv	455	978
Aurora	12021594	O	5/18/07	B2Gold	75°43'35"	5°45'11"	2128	Rock	panel	EX_And	ArgOxSup	Str	Perv	45	122
Aurora	12021595	O	5/18/07	B2Gold	75°43'29"	5°45'10"	2129	Rock	panel	EX_And	Pot	Mod	Perv	811	1080
Aurora	12021596	O	5/18/07	B2Gold	75°43'30"	5°45'11"	2135	Rock	panel	EX_And	Chl	Wk	Perv	52	425
Aurora	12021597	O	5/18/07	B2Gold	75°43'30"	5°45'11"	2135	Rock	panel	EX_And	Chl	Wk	Perv	46	498
Aurora	12021642	O	7/14/07	B2Gold	75.727417	5.752062	NR	Rock	panel	IN_Di	Chl	Mod	Patch	911	895
Aurora	12021662	O	5/25/07	B2Gold	75°43'21"	5°45'10"	2227	Rock	panel	EX_BasAnd	Sil	Mod	Perv	804	688
Aurora	12021663	O	5/25/07	B2Gold	75°43'21"	5°45'10"	2227	Rock	panel	EX_BasAnd	Sil	Mod	Perv	1000	742
Aurora	12021661	O	5/25/07	B2Gold	75°43'21"	5°45'10"	2227	Rock	panel	EX_AndBas	Sil	Mod	Perv	1040	784
Aurora	12021664	O	5/25/07	B2Gold	75°43'21"	5°45'10"	2227	Rock	panel	EX_BasAnd	Sil	Mod	Perv	520	777
Aurora	12021669	O	5/27/07	B2Gold	75°43'25"	5°45'10"	2206	Rock	panel	EX_And	Sil	Mod	Perv	79	160
Aurora	12021670	O	5/27/07	B2Gold	75°43'25"	5°45'10"	2208	Rock	panel	EX_And	Prop	Mod	Perv	72	118
Aurora	12021671	O	5/27/07	B2Gold	75°43'28"	5°45'10"	2205	Rock	panel	EX_And	Prop	Str	Perv	176	242

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12021685	O	6/12/07	B2Gold	75°43'26"	5°45'18"	2229	Rock	panel	IN_Di	Chl	Mod	Perv	1540	1980
Aurora	12021678	O	6/12/07	B2Gold	75°43'25"	5°45'18"	2228	Rock	panel	IN_Di	Sil	Str	Perv	692	1460
Aurora	12021679	O	6/12/07	B2Gold	75°43'25"	5°45'18"	2228	Rock	panel	IN_Di	Sil	Mod	Perv	1200	2200
Aurora	12021681	O	6/12/07	B2Gold	75°43'25"	5°45'18"	2228	Rock	panel	IN_Di	Sil	Mod	Perv	1180	2230
Aurora	12021682	O	6/12/07	B2Gold	75°43'25"	5°45'18"	2228	Rock	panel	IN_Di	Sil	Mod	Perv	1060	1840
Aurora	12021683	O	6/12/07	B2Gold	75°43'26"	5°45'17"	2227	Rock	panel	IN_Di	ArgOxSup	Str	Perv	2630	2960
Aurora	12021684	O	6/12/07	B2Gold	75°43'26"	5°45'18"	2228	Rock	panel	IN_Di	ArgOxSup	Str	Perv	1900	1980
Aurora	12021672	O	6/12/07	B2Gold	75°43'23"	5°45'19"	2229	Rock	panel	EX_And	ArgOxSup	Str	Perv	431	589
Aurora	12021673	O	6/12/07	B2Gold	75°43'23"	5°45'19"	2229	Rock	panel	EX_And	ArgOxSup	Str	Perv	353	556
Aurora	12021674	O	6/12/07	B2Gold	75°43'23"	5°45'19"	2229	Rock	panel	EX_And	ArgOxSup	Str	Perv	600	635
Aurora	12021675	O	6/12/07	B2Gold	75°43'24"	5°45'19"	2229	Rock	panel	IN_Di	Chl	Wk	Perv	356	1040
Aurora	12021676	O	6/12/07	B2Gold	75°43'24"	5°45'19"	2229	Rock	panel	IN_Di	Pot	Mod	Perv	483	1080
Aurora	12021677	O	6/12/07	B2Gold	75°43'24"	5°45'19"	2229	Rock	panel	IN_Di	ArgOxSup	Str	Perv	668	1380
Aurora	12021687	O	6/13/07	B2Gold	75°43'30"	5°45'22"	2245	Rock	panel	IN_Di	ArgOxSup	Str	Perv	804	1320
Aurora	12021696	O	6/13/07	B2Gold	75°43'30"	5°45'22"	2242	Rock	panel	IN_Di	Chl	Mod	Perv	323	840
Aurora	12021686	O	6/13/07	B2Gold	75°43'30"	5°45'22"	2244	Rock	panel	IN_Di	Chl	Mod	Perv	472	671
Aurora	12021688	O	6/13/07	B2Gold	75°43'31"	5°45'22"	2247	Rock	panel	IN_Di	ArgOxSup	Str	Perv	845	1790
Aurora	12021689	O	6/13/07	B2Gold	75°43'31"	5°45'22"	2248	Rock	panel	IN_Di	ArgOxSup	Str	Perv	974	1300
Aurora	12021690	O	6/13/07	B2Gold	75°43'31"	5°45'22"	2248	Rock	panel	IN_Di	ArgOxSup	Str	Perv	793	1300
Aurora	12021691	O	6/13/07	B2Gold	75°43'31"	5°45'22"	2250	Rock	panel	IN_Di	ArgOxSup	Str	Perv	1540	1420
Aurora	12021692	O	6/13/07	B2Gold	75°43'31"	5°45'22"	2251	Rock	panel	IN_Di	ArgOxSup	Str	Perv	1040	1350
Aurora	12021693	O	6/13/07	B2Gold	75°43'30"	5°45'22"	2244	Rock	panel	IN_Di	Chl	Mod	Perv	552	1250
Aurora	12021694	O	6/13/07	B2Gold	75°43'30"	5°45'22"	2243	Rock	panel	IN_Di	Chl	Mod	Perv	360	946
Aurora	12021695	O	6/13/07	B2Gold	75°43'30"	5°45'22"	2243	Rock	panel	IN_Di	ArgOxSup	Str	Perv	623	1290
Aurora	12022304	O	6/14/07	B2Gold	75°43'24"	5°45'23"	2244	Rock	panel	IN_Di	Sil	Wk	Perv	529	1140
Aurora	12022307	O	6/14/07	B2Gold	75°43'23"	5°45'22"	2270	Rock	panel	EX_And	ArgOxSup	Str	Perv	234	247
Aurora	12021697	O	6/14/07	B2Gold	75°43'32"	5°45'21"	2245	Rock	panel	EX_And	Sil	Wk	Perv	677	1080
Aurora	12021699	D	6/14/07	B2Gold	75°43'32"	5°45'21"	2245	Rock	panel	EX_And	Sil	Wk	Perv	1370	846
Aurora	12022301	O	6/14/07	B2Gold	75°43'32"	5°45'21"	2244	Rock	panel	EX_And	Sil	Mod	Perv	1290	716
Aurora	12022306	O	6/14/07	B2Gold	75°43'24"	5°45'24"	2244	Rock	panel	IN_Di	Sil	Wk	Perv	557	1050
Aurora	12021698	O	6/14/07	B2Gold	75°43'32"	5°45'21"	2245	Rock	panel	EX_And	Sil	Wk	Perv	1160	878
Aurora	12022302	O	6/14/07	B2Gold	75°43'32"	5°45'22"	2244	Rock	panel	EX_And	ArgOxSup	Str	Perv	1860	823
Aurora	12022303	O	6/14/07	B2Gold	75°43'32"	5°45'22"	2244	Rock	panel	EX_And	Pot	Mod	Perv	1810	1040
Aurora	12022308	O	6/14/07	B2Gold	75°43'32"	5°45'24"	2270	Rock	panel	EX_AndBas	Sil	Intse	Perv	547	834
Aurora	12022311	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2271	Rock	panel	EX_And	ArgOxSup	Str	Perv	749	1130
Aurora	12022312	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2272	Rock	panel	EX_And	ArgOxSup	Str	Perv	618	1190
Aurora	12022313	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2273	Rock	panel	EX_And	ArgOxSup	Str	Perv	804	990
Aurora	12022314	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2268	Rock	panel	EX_And	ArgOxSup	Str	Perv	626	766
Aurora	12022315	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2268	Rock	panel	EX_And	ArgOxSup	Str	Perv	470	885
Aurora	12022316	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2269	Rock	panel	EX_And	ArgOxSup	Str	Perv	523	816

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12022317	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2269	Rock	panel	EX_And	ArgOxSup	Str	Perv	772	955
Aurora	12022318	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2269	Rock	panel	EX_And	ArgOxSup	Str	Perv	634	760
Aurora	12022309	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2270	Rock	panel	EX_AndBas	Chl	Mod	Perv	511	695
Aurora	12022310	O	6/15/07	B2Gold	75°43'32"	5°45'24"	2271	Rock	panel	EX_BasAnd	Chl	Mod	Perv	718	609
Aurora	12022320	O	6/16/07	B2Gold	75°43'27"	5°45'18"	2186	Rock	panel	IN_Di	Arg	Mod	Perv	1950	534
Aurora	12022321	O	6/16/07	B2Gold	75°43'27"	5°45'18"	2186	Rock	panel	IN_Di	Arg	Mod	Perv	1250	1170
Aurora	12022319	O	6/16/07	B2Gold	75°43'27"	5°45'18"	2186	Rock	panel	IN_Di	Arg	Mod	Perv	2670	1450
Aurora	12022322	O	6/16/07	B2Gold	75°43'27"	5°45'18"	2186	Rock	panel	IN_Di	Arg	Mod	Perv	1580	1630
Aurora	12022323	O	6/16/07	B2Gold	75°43'28"	5°45'18"	2187	Rock	panel	IN_Di	Pot	Mod	Perv	1460	1270
Aurora	12022324	D	6/16/07	B2Gold	75°43'28"	5°45'18"	2187	Rock	panel	IN_Di	Pot	Mod	Perv	1360	1200
Aurora	12022326	O	6/16/07	B2Gold	75°43'28"	5°45'18"	2187	Rock	panel	IN_Di	Pot	Mod	Perv	991	1190
Aurora	12022327	O	6/16/07	B2Gold	75°43'28"	5°45'18"	2187	Rock	panel	IN_Di	Pot	Mod	Perv	1380	952
Aurora	12022328	O	6/16/07	B2Gold	75°43'28"	5°45'18"	2187	Rock	panel	IN_Di	Pot	Mod	Perv	1450	1220
Aurora	12022329	O	6/16/07	B2Gold	75°43'27"	5°45'18"	2185	Rock	panel	IN_Di	Pot	Mod	Perv	2030	1450
Aurora	12022331	O	6/16/07	B2Gold	75°43'27"	5°45'18"	2185	Rock	panel	IN_Di	Pot	Mod	Perv	2110	1960
Aurora	12022332	O	6/16/07	B2Gold	75°43'27"	5°45'17"	2191	Rock	panel	IN_Di	ArgOxSup	Str	Perv	671	594
Aurora	12022333	O	6/16/07	B2Gold	75°43'27"	5°45'17"	2191	Rock	panel	IN_Di	ArgOxSup	Str	Perv	382	533
Aurora	12022334	O	6/16/07	B2Gold	75°43'27"	5°45'17"	2191	Rock	panel	IN_Di	ArgOxSup	Str	Perv	475	538
Aurora	12022335	O	6/16/07	B2Gold	75°43'27"	5°45'17"	2190	Rock	panel	IN_Di	ArgOxSup	Str	Perv	558	730
Aurora	12022336	O	6/16/07	B2Gold	75°43'27"	5°45'17"	2189	Rock	panel	IN_Di	ArgOxSup	Str	Perv	364	504
Aurora	12022338	O	6/19/07	B2Gold	75°43'30"	5°45'14"	2142	Rock	panel	IN_Di	Phy	Str	Perv	66	NR
Aurora	12022337	O	6/19/07	B2Gold	75°43'30"	5°45'14"	2142	Rock	panel	IN_Di	Phy	Str	Perv	71	NR
Aurora	12022346	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2131	Rock	panel	IN_Di	Sil	Mod	NR	878	NR
Aurora	12022347	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2131	Rock	panel	IN_Di	Sil	Mod	NR	956	NR
Aurora	12022339	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2129	Rock	panel	IN_Di	Sil	Wk	Perv	86	NR
Aurora	12022340	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2129	Rock	panel	IN_Di	Pot	Mod	NR	667	NR
Aurora	12022341	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2129	Rock	panel	IN_Di	Pot	Mod	NR	795	NR
Aurora	12022342	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2130	Rock	panel	IN_Di	Pot	Mod	NR	921	NR
Aurora	12022343	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2130	Rock	panel	IN_Di	Sil	Mod	NR	723	NR
Aurora	12022344	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2130	Rock	panel	IN_Di	Sil	Mod	NR	877	NR
Aurora	12022345	O	6/19/07	B2Gold	75°43'29"	5°45'10"	2131	Rock	panel	IN_Di	Sil	Mod	NR	730	NR
Aurora	12022354	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Mod	Perv	543	NR
Aurora	12022356	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Wk	Perv	763	NR
Aurora	12022357	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Wk	Perv	898	NR
Aurora	12022358	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Wk	Perv	786	NR
Aurora	12022359	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Wk	Perv	855	NR
Aurora	12022360	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Wk	Perv	1280	NR
Aurora	12022361	O	6/20/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	Mod	Perv	549	NR
Aurora	12022353	O	6/20/07	B2Gold	75°43'25"	5°45'14"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Patch	1860	NR
Aurora	12022351	O	6/20/07	B2Gold	75°43'25"	5°45'14"	NR	Rock	panel	EX_BasAnd	Prop	Mod	Patch	1100	NR

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12022352	O	6/20/07	B2Gold	75°43'25"	5°45'14"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Patch	816	NR
Aurora	12022381	O	6/20/07	B2Gold	75°43'28"	5°45'16"	2195	Rock	panel	IN_Di	Arg	Str	Perv	370	NR
Aurora	12022348	O	6/20/07	B2Gold	75°43'30"	5°45'19"	2192	Rock	panel	IN_Di	PotKF	Mod	Perv	2720	NR
Aurora	12022349	O	6/20/07	B2Gold	75°43'30"	5°45'19"	2192	Rock	panel	IN_Di	PotKF	Mod	Perv	2200	NR
Aurora	12022376	O	6/20/07	B2Gold	75°43'30"	5°45'19"	2192	Rock	panel	IN_Di	Phy	Mod	Perv	2380	NR
Aurora	12022377	O	6/20/07	B2Gold	75°43'30"	5°45'18"	2192	Rock	panel	IN_Di	PotKF	Mod	Perv	2460	NR
Aurora	12022378	O	6/20/07	B2Gold	75°43'30"	5°45'18"	2192	Rock	panel	IN_Di	PotKF	Mod	Perv	2380	NR
Aurora	12022379	O	6/20/07	B2Gold	75°43'30"	5°45'18"	2193	Rock	panel	IN_Di	PotKF	Mod	Perv	3690	NR
Aurora	12022380	O	6/20/07	B2Gold	75°43'30"	5°45'18"	2193	Rock	panel	IN_Di	PotKF	Mod	Perv	3530	NR
Aurora	12022372	O	6/21/07	B2Gold	75°43'21"	5°45'10"	NR	Rock	panel	EX_BasAnd	Pot	Mod	Stkwrk	448	NR
Aurora	12022363	O	6/21/07	B2Gold	75°43'23"	5°45'14"	2196	Rock	panel	EX_BasAnd	FEOX SUP	Str	Perv	453	NR
Aurora	12022364	O	6/21/07	B2Gold	75°43'23"	5°45'14"	2196	Rock	panel	EX_BasAnd	FEOX SUP	Str	Perv	663	NR
Aurora	12022368	O	6/21/07	B2Gold	75°43'23"	5°45'14"	NR	Rock	panel	IN_Di	Arg Sup	Intse	StrCont	126	NR
Aurora	12022369	O	6/21/07	B2Gold	75°43'22"	5°45'14"	NR	Rock	panel	IN_Di	Arg Sup	Intse	StrCont	103	NR
Aurora	12022370	O	6/21/07	B2Gold	75°43'22"	5°45'14"	NR	Rock	panel	IN_Di	Arg Sup	Intse	StrCont	191	NR
Aurora	12022371	O	6/21/07	B2Gold	75°43'22"	5°45'14"	NR	Rock	panel	IN_Di	Arg Sup	Intse	StrCont	103	NR
Aurora	12022367	O	6/21/07	B2Gold	75°43'23"	5°45'14"	NR	Rock	panel	IN_Di	Arg Sup	Str	Perv	123	NR
Aurora	12022366	O	6/21/07	B2Gold	75°43'23"	5°45'14"	2196	Rock	panel	EX_BasAnd	Chl	Mod	Perv	443	NR
Aurora	12022365	O	6/21/07	B2Gold	75°43'23"	5°45'14"	2196	Rock	panel	EX_BasAnd	Chl	Str	Perv	613	NR
Aurora	12022362	O	6/21/07	B2Gold	75°43'24"	5°45'14"	2196	Rock	panel	EX_BasAnd	Prop	VrWk	Perv	491	NR
Aurora	12022373	O	6/21/07	B2Gold	75°43'21"	5°45'10"	NR	Rock	panel	EX_BasAnd	Pot	Mod	Stkwrk	632	NR
Aurora	12022374	D	6/21/07	B2Gold	75°43'21"	5°45'10"	NR	Rock	panel	EX_BasAnd	Pot	Mod	Stkwrk	501	NR
Aurora	12022401	O	6/21/07	B2Gold	75°43'21"	5°45'9"	NR	Rock	panel	EX_BasAnd	NR	NR	NR	929	NR
Aurora	12022393	O	6/22/07	B2Gold	75°43'26"	5°45'21"	2246	Rock	panel	IN_Di	ArgOxSup	Str	Perv	1400	NR
Aurora	12022387	O	6/22/07	B2Gold	75°43'24"	5°45'10"	2237	Rock	panel	EX_And	Chl	Mod	Perv	67	NR
Aurora	12022386	O	6/22/07	B2Gold	75°43'22"	5°45'8"	2236	Rock	panel	EX_Bas	Chl	Wk	Perv	406	NR
Aurora	12022403	O	6/22/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	IN_QDio	Prop	Mod	Perv	1680	NR
Aurora	12022404	O	6/22/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	IN_QDio	QtzSer	Str	StrCont	881	NR
Aurora	12022409	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	EX_And	Prop	VrWk	Patch	2110	NR
Aurora	12022406	O	6/22/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	IN_QDio	Prop	Wk	Patch	897	NR
Aurora	12022407	O	6/22/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	IN_QDio	Prop	Wk	Patch	1310	NR
Aurora	12022408	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	EX_And	Prop	VrWk	Patch	2160	NR
Aurora	12022411	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Wk	Patch	1570	NR
Aurora	12022388	O	6/22/07	B2Gold	75°43'24"	5°45'10"	2234	Rock	panel	EX_And	Chl	Mod	Perv	36	NR
Aurora	12022412	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Wk	Patch	3730	NR
Aurora	12022413	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Wk	Patch	2160	NR
Aurora	12022414	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Wk	Patch	2390	NR
Aurora	12022410	O	6/22/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	EX_And	Sil	Mod	Patch	1820	NR
Aurora	12022402	O	6/22/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	IN_QDio	Prop	Mod	Perv	1640	NR
Aurora	12022390	O	6/22/07	B2Gold	75°43'28"	5°45'10"	2227	Rock	panel	IN_Di	Chl	Mod	Perv	191	NR

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12022389	O	6/22/07	B2Gold	75°43'27"	5°45'10"	2227	Rock	panel	IN_Di	Chl	Mod	Perv	118	NR
Aurora	12022392	O	6/22/07	B2Gold	75°43'28"	5°45'10"	2227	Rock	panel	IN_Di	Sil	Mod	Perv	1060	NR
Aurora	12022391	O	6/22/07	B2Gold	75°43'28"	5°45'10"	2227	Rock	panel	IN_Di	Sil	Mod	Perv	525	NR
Aurora	12022422	O	6/23/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	BX_Flt	Arg Sup	Str	StrCont	920	NR
Aurora	12022423	O	6/23/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	EX_And	Arg Sup	Mod	Perv	452	NR
Aurora	12022424	O	6/23/07	B2Gold	75°43'38"	5°45'14"	NR	Rock	panel	EX_And	Arg Sup	Mod	Perv	30	NR
Aurora	12022418	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Mod	Patch	2100	NR
Aurora	12022416	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Wk	Patch	2080	NR
Aurora	12022394	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	2760	NR
Aurora	12022395	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	2340	NR
Aurora	12022415	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Wk	Patch	1880	NR
Aurora	12022417	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Str	Perv	1340	NR
Aurora	12022454	O	6/23/07	B2Gold	75°43'40"	5°45'14"	NR	Rock	panel	IN_Di	Chl	Wk	Perv	812	NR
Aurora	12022420	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Mod	Patch	1400	NR
Aurora	12022419	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Mod	Patch	1920	NR
Aurora	12022421	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_QDio	Sil	Mod	Patch	1820	NR
Aurora	12022396	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	2020	NR
Aurora	12022397	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	1800	NR
Aurora	12022398	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	1620	NR
Aurora	12022399	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	1890	NR
Aurora	12022451	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	1380	NR
Aurora	12022452	O	6/23/07	B2Gold	75°43'39"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	1080	NR
Aurora	12022453	O	6/23/07	B2Gold	75°43'40"	5°45'14"	NR	Rock	panel	IN_Di	Sil	Str	Perv	2080	NR
Aurora	12022456	O	6/23/07	B2Gold	75°43'40"	5°45'14"	NR	Rock	panel	IN_Di	Chl	Wk	Perv	405	NR
Aurora	12022457	O	6/23/07	B2Gold	75°43'40"	5°45'14"	NR	Rock	panel	IN_Di	Chl	Wk	Perv	426	NR
Aurora	12022470	O	6/26/07	B2Gold	75°43'22"	5°45'8"	2229	Rock	panel	EX_And	Chl	Mod	Perv	285	440
Aurora	12022473	O	6/26/07	B2Gold	75°43'25"	5°45'17"	2227	Rock	panel	IN_Di	Arg Sup	Str	Perv	993	1995
Aurora	12022474	D	6/26/07	B2Gold	75°43'25"	5°45'17"	2227	Rock	panel	IN_Di	Arg Sup	Str	Perv	991	2040
Aurora	12021622	O	6/26/07	B2Gold	75°43'27"	5°45'16"	2200	Rock	panel	IN_QDio	NR	NR	NR	2130	626
Aurora	12021623	O	6/26/07	B2Gold	75°43'27"	5°45'16"	2200	Rock	panel	IN_QDio	NR	NR	NR	3310	601
Aurora	12022426	O	6/26/07	B2Gold	75°43'38"	5°45'11"	NR	Rock	panel	IN_Di	PotKF	Wk	PhnoCry	1930	1315
Aurora	12022427	O	6/26/07	B2Gold	75°43'38"	5°45'10"	NR	Rock	panel	IN_Di	Chl	VrWk	Patch	875	638
Aurora	12022428	O	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	580	1330
Aurora	12022429	O	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	487	1565
Aurora	12022430	D	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	541	1380
Aurora	12022431	O	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	717	970
Aurora	12022432	O	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	440	928
Aurora	12022433	O	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	423	869
Aurora	12022434	O	6/26/07	B2Gold	75°43'40"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	439	893
Aurora	12022435	O	6/26/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Wk	Fract	582	1175

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
Aurora	12022437	O	6/26/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Mod	Fract	392	892
Aurora	12022477	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	162	619
Aurora	12022478	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	166	613
Aurora	12022487	O	6/27/07	B2Gold	75°43'40"	5°45'9"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	479	918
Aurora	12022488	O	6/27/07	B2Gold	75°43'40"	5°45'9"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	696	967
Aurora	12022479	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	188	609
Aurora	12022481	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	188	432
Aurora	12022482	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Chl	Mod	Perv	215	537
Aurora	12022483	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_Bas	Chl	Mod	Perv	176	393
Aurora	12022484	O	6/27/07	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_Bas	Chl	Str	Perv	165	370
Aurora	12022485	O	6/27/07	B2Gold	75°43'42"	5°45'10"	NR	Rock	panel	PY_LCTuff	Chl	Str	Perv	155	260
Aurora	12022486	O	6/27/07	B2Gold	75°43'42"	5°45'10"	NR	Rock	panel	PY_LitTuff	Chl	Str	Perv	157	374
Aurora	12021636	O	6/28/07	B2Gold	75°43'24"	5°45'15"	2183	Rock	panel	IN_QDio	NR	NR	NR	926	1405
Aurora	12021633	O	6/28/07	B2Gold	75°43'24"	5°45'15"	2183	Rock	panel	IN_QDio	Phy	Intse	Perv	710	812
Aurora	12021634	O	6/28/07	B2Gold	75°43'24"	5°45'15"	2183	Rock	panel	IN_Di	Ser	Wk	Patch	638	1560
Aurora	12021635	O	6/28/07	B2Gold	75°43'24"	5°45'15"	2183	Rock	panel	IN_QDio	NR	NR	NR	877	1355
Aurora	12021637	O	6/28/07	B2Gold	75°43'24"	5°45'15"	2183	Rock	panel	IN_QDio	NR	NR	NR	506	1300
Aurora	12021638	O	6/28/07	B2Gold	75°43'24"	5°45'15"	2183	Rock	panel	IN_QDio	NR	NR	NR	913	1530
Aurora	12022497	O	6/28/07	B2Gold	75°43'38"	5°45'25"	2129	Rock	panel	IN_Di	Sil	Wk	Perv	3	28
Aurora	12022436	O	NR	B2Gold	75°43'41"	5°45'10"	NR	Rock	panel	EX_BasAnd	Prop	Mod	Patch	432	1030

LITHOLOGY LEGEND	
EX_Bas	BASALT
IN_Di	DIORITE
PY_LapTuff	LAPILLI TUFF PYRITIC
EX_Extl	EXTRUSIVE INTERMEDIATE
Volcl	VOLCANIC
EX_BasAnd	BASALTIC ANDESITE
VC_Agl	AGGLOMERATE
EX_Bas	BASALT
PY_CryTuff	CRYSTAL TL PYRITIC
PY_AshTuff	ASH TUFF PYRITIC
BX_Flt	\ULT BRECCIA
IN_Gdr	RANODIORITE
CL_MudSt	MUDSTONE
CL_Cong	)NGLOMERATE
BX	BRECCIA
EX_BAS	BASALT

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
EX_And	ANDESITE														
PY_Tuff	TUFF	PYRITIC													
CL_Sltst	SILTSTONE														
HY_And	ANDESITE	'DROTHERMAL													
VeinMat	EIN MATERIAL														
IN_QDlo															

ALTERATION LEGEND

Pot	POTASSIC	
Phy	PHYLLIC	
QtzSer	QUARTZ	SERICITIC
Prop	PROPYLITIC	
Chl	CHLORITIC	
Intse	INTENSE	
Str	STRONG	
Mod	MODERATE	
Wk	WEAK	
Perv	PERVASIVE	
Diss	ISSEMNIATED	
Vnlets	VEINLETS	
Bnd	BANDED	
Arg	ARGILLIC	
Arg Sup	.LIC SUPERGENIC	
ArgOxSup	꞉GILLIC OXI	SUPERGENIC
Biotc	BIOTITIC	
FeOx	FeOx	
FEOX SUP	FeOx	SUPERGENIC
PotBl	POTASSIC	BIOTITIC
PotKF	POTASSIC	FELDESPAR
Py	PYRITIC	
Py<5%	PYRITIC <5%	
Py>15%	'YRITIC >15%	
Py5-15%	'YRITIC 5-15%	
Ser	SERICITIC	
Sil	SILICIFED	

QA \ QC LEGEND

O	ORIGINAL

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD	LATITUDE	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	CU PPM
D	DUPLICATE														
NR	NO RECORD														

Appendix 1C

2004 - 2007 Soil Samples
Descriptions and Results

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Isabela	16003102	O	11/25/06	-75 77400	75	46	26	75°46'26"	5 7359	5	44	9	5°44'9"	414299	634068	2231	Soil	1 8	Friab	Grass	8670	1480
Isabela	16003101	O	11/25/06	-75 77400	75	46	26	75°46'26"	5 7362	5	44	10	5°44'10"	414299	634102	2230	Soil	3 85	Compt	Grass	79	254
Isabela	16003103	O	11/25/06	-75 77400	75	46	26	75°46'26"	5 7357	5	44	8	5°44'8"	414299	634046	2227	Soil	6	Friab	Grass	154	355
Isabela	16003104	O	11/25/06	-75 77400	75	46	26	75°46'26"	5 7355	5	44	7	5°44'7"	414299	634024	2223	Soil	2 6	Compt	Grass	1470	1390
Isabela	16003106	O	11/25/06	-75 77400	75	46	26	75°46'26"	5.7353	5	44	7	5°44'7"	414299	634002	2214	Soil	1.6	Compt	Grass	29	637
Isabela	16003111	O	11/26/06	-75 77310	75	46	23	75°46'23"	5 7362	5	44	10	5°44'10"	414399	634101	2226	Soil	2 25	Compt	Grass	137	371
Isabela	16003109	O	11/26/06	-75 77330	75	46	23	75°46'23"	5.7353	5	44	7	5°44'7"	414376	634002	2208	Soil	2 6	Compt	Grass	34	491
Isabela	16003112	O	11/26/06	-75 77310	75	46	23	75°46'23"	5 7360	5	44	9	5°44'9"	414399	634079	2230	Soil	1 9	Compt	Grass	12	24
Isabela	16003107	O	11/26/06	-75.77380	75	46	25	75°46'25"	5 7353	5	44	7	5°44'7"	414332	634002	2199	Soil	3 6	Compt	Grass	23	53
Isabela	16003108	O	11/26/06	-75 77350	75	46	24	75°46'24"	5 7353	5	44	7	5°44'7"	414354	634002	2209	Soil	1.7	Friab	Grass	64	671
Isabela	16003110	O	11/26/06	-75 77310	75	46	23	75°46'23"	5.7353	5	44	7	5°44'7"	414399	634002	2193	Soil	3 5	Compt	Grass	43	264
Isabela	16003115	O	11/27/06	-75 77330	75	46	23	75°46'23"	5 7355	5	44	7	5°44'7"	414376	634024	2213	Soil	2.7	Compt	Grass	21	332
Isabela	16003116	O	11/27/06	-75.77350	75	46	24	75°46'24"	5 7355	5	44	7	5°44'7"	414354	634024	2225	Soil	2 8	Compt	Grass	93	1110
Isabela	16003119	O	11/27/06	-75 77350	75	46	24	75°46'24"	5 7357	5	44	8	5°44'8"	414354	634046	2241	Soil	.8	Friab	Grass	1225	1080
Isabela	16003121	O	11/27/06	-75 77330	75	46	23	75°46'23"	5 7360	5	44	9	5°44'9"	414376	634079	2235	Soil	.85	Friab	Grass	1430	1175
Isabela	16003113	O	11/27/06	-75 77310	75	46	23	75°46'23"	5 7357	5	44	8	5°44'8"	414399	634046	2208	Soil	2 2	Compt	Grass	6	48
Isabela	16003114	O	11/27/06	-75 77310	75	46	23	75°46'23"	5 7355	5	44	7	5°44'7"	414399	634024	2191	Soil	2 85	Compt	Grass	53	361
Isabela	16003120	O	11/27/06	-75 77330	75	46	23	75°46'23"	5 7357	5	44	8	5°44'8"	414376	634046	2231	Soil	.8	Friab	Grass	171	970
Isabela	16003117	O	11/27/06	-75 77380	75	46	25	75°46'25"	5 7355	5	44	7	5°44'7"	414332	634024	2212	Soil	2.7	Compt	Grass	102	377
Isabela	16003122	O	11/27/06	-75 77380	75	46	25	75°46'25"	5 7359	5	44	9	5°44'9"	414332	634068	2245	Soil	1.1	Friab	Grass	2430	1070
Isabela	16003118	O	11/27/06	-75 77380	75	46	25	75°46'25"	5 7357	5	44	8	5°44'8"	414332	634046	2231	Soil	3 2	Compt	Grass	651	433
Isabela	16003134	O	11/28/06	-75 77350	75	46	24	75°46'24"	5 7371	5	44	13	5°44'13"	414355	634201	2256	Soil	1 45	Friab	Grass	25	242
Isabela	16003135	O	11/28/06	-75 77330	75	46	23	75°46'23"	5 7371	5	44	13	5°44'13"	414377	634201	2247	Soil	1.1	Friab	Grass	20	134
Isabela	16003136	O	11/28/06	-75 77310	75	46	23	75°46'23"	5 7371	5	44	13	5°44'13"	414399	634201	2235	Soil	2 3	Friab	Grass	57	161
Isabela	16003133	O	11/28/06	-75 77370	75	46	25	75°46'25"	5 7371	5	44	13	5°44'13"	414332	634201	NR	Soil	1 85	Compt	Grass	10	114
Isabela	16003123	O	11/28/06	-75 77330	75	46	23	75°46'23"	5 7362	5	44	10	5°44'10"	414377	634101	2231	Soil	3	Compt	Grass	172	506
Isabela	16003124	O	11/28/06	-75 77350	75	46	24	75°46'24"	5 7362	5	44	10	5°44'10"	414354	634101	2240	Soil	.95	Friab	Grass	22	793
Isabela	16003127	O	11/28/06	-75 77400	75	46	26	75°46'26"	5 7364	5	44	11	5°44'11"	414299	634124	2259	Soil	2 6	Compt	Grass	15	151
Isabela	16003132	O	11/28/06	-75 77400	75	46	26	75°46'26"	5 7371	5	44	13	5°44'13"	414299	634201	2268	Soil	2.15	Compt	Grass	6	63
Isabela	16003131	O	11/28/06	-75 77400	75	46	26	75°46'26"	5 7369	5	44	12	5°44'12"	414299	634179	2270	Soil	1 2	Compt	Grass	15	121
Isabela	16003128	D	11/28/06	-75 77400	75	46	26	75°46'26"	5 7364	5	44	11	5°44'11"	414299	634124	2259	Soil	2 6	Friab	Grass	11	143
Isabela	16003129	O	11/28/06	-75 77400	75	46	26	75°46'26"	5 7366	5	44	11	5°44'11"	414299	634146	2270	Soil	2 5	Compt	Grass	22	73
Isabela	16003142	O	11/29/06	-75 77380	75	46	25	75°46'25"	5.7368	5	44	12	5°44'12"	414332	634168	2260	Soil	2 35	Compt	Grass	22	137
Isabela	16003144	O	11/29/06	-75 77380	75	46	25	75°46'25"	5 7364	5	44	11	5°44'11"	414332	634124	2255	Soil	1 5	Friab	Grass	29	521
Isabela	16003145	O	11/29/06	-75 77360	75	46	24	75°46'24"	5.7364	5	44	11	5°44'11"	414343	634124	2243	Soil	3 7	Compt	Grass	18	75
Isabela	16003137	O	11/29/06	-75.77310	75	46	23	75°46'23"	5 7364	5	44	11	5°44'11"	414399	634124	2215	Soil	3 5	Compt	Grass	41	345
Isabela	16003138	O	11/29/06	-75 77310	75	46	23	75°46'23"	5.7366	5	44	11	5°44'11"	414399	634146	2236	Soil	1.7	Friab	Grass	21	141
Isabela	16003139	O	11/29/06	-75 77310	75	46	23	75°46'23"	5 7369	5	44	12	5°44'12"	414399	634179	2226	Soil	2 5	Compt	Grass	16	94
Isabela	16003140	O	11/29/06	-75 77330	75	46	23	75°46'23"	5 7368	5	44	12	5°44'12"	414377	634168	2231	Soil	3 8	Compt	Grass	13	42
Isabela	16003141	O	11/29/06	-75 77350	75	46	24	75°46'24"	5 7368	5	44	12	5°44'12"	414354	634168	2239	Soil	3 62	Compt	Grass	5	47
Isabela	16003143	O	11/29/06	-75 77380	75	46	25	75°46'25"	5 7366	5	44	11	5°44'11"	414332	634146	2261	Soil	2 4	Compt	Grass	11	61
Isabela	16003146	O	11/30/06	-75 77350	75	46	24	75°46'24"	5 7366	5	44	11	5°44'11"	414354	634146	2242	Soil	3.1	Compt	Grass	12	53
Isabela	16003147	O	11/30/06	-75 77330	75	46	23	75°46'23"	5 7366	5	44	11	5°44'11"	414377	634146	2234	Soil	3 3	Compt	Grass	11	132
Isabela	16003148	O	11/30/06	-75 77330	75	46	23	75°46'23"	5 7364	5	44	11	5°44'11"	414377	634124	2235	Soil	1.85	Compt	Grass	27	358
Isabela	16003154	O	11/30/06	-75 77420	75	46	27	75°46'27"	5 7362	5	44	10	5°44'10"	414277	634102	2224	Soil	3 2	Friab	Grass	89	399
Isabela	16003153	O	11/30/06	-75 77420	75	46	27	75°46'27"	5 7364	5	44	11	5°44'11"	414277	634124	2242	Soil	1.95	Friab	Grass	162	210
Isabela	16003151	O	11/30/06	-75.77420	75	46	27	75°46'27"	5 7369	5	44	12	5°44'12"	414277	634179	2257	Soil	3	Compt	Grass	6	20
Isabela	16003152	O	11/30/06	-75.77420	75	46	27	75°46'27"	5 7366	5	44	11	5°44'11"	414277	634146	2256	Soil	1.7	Compt	Grass	24	111
Isabela	16003149	O	11/30/06	-75 77420	75	46	27	75°46'27"	5 7371	5	44	13	5°44'13"	414277	634201	2270	Soil	2 55	Compt	Grass	20	89
Isabela	16003158	O	12/01/06	-75 77420	75	46	27	75°46'27"	5 7355	5	44	7	5°44'7"	414277	634024	2217	Soil	2	Compt	Grass	187	452
Isabela	16003160	O	12/01/06	-75 77420	75	46	27	75°46'27"	5 7360	5	44	9	5°44'9"	414277	634079	2212	Soil	1 5	Friab	Grass	102	583
Isabela	16003156	O	12/01/06	-75 77420	75	46	27	75°46'27"	5 7353	5	44	7	5°44'7"	414277	634002	2197	Soil	3 3	Compt	Grass	256	115
Isabela	16003157	D	12/01/06	-75 77420	75	46	27	75°46'27"	5 7353	5	44	7	5°44'7"	414277	634002	2197	Soil	3 3	Compt	Grass	169	114
Isabela	16003159	O	12/01/06	-75.77420	75	46	27	75°46'27"	5 7357	5	44	8	5°44'8"	414277	634046	2207	Soil	1 2	Friab	Grass	62	291
Isabela	16003161	O	12/01/06	-75 77440	75	46	27	75°46'27"	5 7362	5	44	10	5°44'10"	414255	634102	2214	Soil	3 3	Friab	Grass	53	187

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Isabela	16003162	O	12/01/06	-75 77440	75	46	27	75°46'27"	5 7364	5	44	11	5°44'11"	414255	634124	2238	Soil	3 6	Compt	Grass	9	50
Isabela	16003163	O	12/01/06	-75 77440	75	46	27	75°46'27"	5 7366	5	44	11	5°44'11"	414255	634146	2258	Soil	1 9	Compt	Grass	7	20
Isabela	16003164	O	12/01/06	-75 77440	75	46	27	75°46'27"	5.7369	5	44	12	5°44'12"	414255	634179	2254	Soil	1.75	Compt	Grass	3	85
Isabela	16003165	O	12/01/06	-75 77450	75	46	28	75°46'28"	5 7371	5	44	13	5°44'13"	414244	634201	2259	Soil	1 8	Compt	Grass	5	21
Isabela	16003174	O	12/02/06	-75 77260	75	46	21	75°46'21"	5 7369	5	44	12	5°44'12"	414454	634179	2214	Soil	3	Compt	Grass	12	58
Isabela	16003173	O	12/02/06	-75 77260	75	46	21	75°46'21"	5 7371	5	44	13	5°44'13"	414454	634201	2230	Soil	2.9	Compt	Grass	3	93
Isabela	16003176	O	12/02/06	-75 77260	75	46	21	75°46'21"	5 7366	5	44	11	5°44'11"	414454	634146	2196	Soil	2.1	Friab	Grass	5	92
Isabela	16003166	O	12/02/06	-75 77440	75	46	27	75°46'27"	5.7360	5	44	9	5°44'9"	414255	634079	2188	Soil	1.75	Compt	Grass	92	229
Isabela	16003167	O	12/02/06	-75 77440	75	46	27	75°46'27"	5.7357	5	44	8	5°44'8"	414255	634046	2183	Soil	2 1	Friab	Grass	231	558
Isabela	16003168	O	12/02/06	-75 77440	75	46	27	75°46'27"	5 7355	5	44	7	5°44'7"	414255	634024	2184	Soil	2 4	Friab	Grass	53	412
Isabela	16003169	O	12/02/06	-75 77490	75	46	29	75°46'29"	5 7357	5	44	8	5°44'8"	414210	634046	2203	Soil	3 05	Compt	Grass	43	123
Isabela	16003172	O	12/02/06	-75 77490	75	46	29	75°46'29"	5 7371	5	44	13	5°44'13"	414211	634201	2249	Soil	1 2	Friab	Grass	11	97
Isabela	16003171	O	12/02/06	-75 77490	75	46	29	75°46'29"	5 7366	5	44	11	5°44'11"	414210	634146	2225	Soil	3 8	Compt	Grass	3	32
Isabela	16003170	O	12/02/06	-75 77490	75	46	29	75°46'29"	5 7362	5	44	10	5°44'10"	414210	634102	2219	Soil	1.7	Compt	Grass	13	98
Isabela	16003185	D	12/06/06	-75 77220	75	46	19	75°46'19"	5.7371	5	44	13	5°44'13"	414498	634201	2277	Soil	2.1	Friab	Grass	14	157
Isabela	16003187	O	12/06/06	-75 77170	75	46	18	75°46'18"	5 7367	5	44	12	5°44'12"	414554	634156	2202	Soil	1	Compt	Grass	13	103
Isabela	16003182	O	12/06/06	-75 77220	75	46	19	75°46'19"	5 7362	5	44	10	5°44'10"	414498	634101	2202	Soil	2 2	Compt	Grass	11	121
Isabela	16003183	O	12/06/06	-75 77220	75	46	19	75°46'19"	5 7367	5	44	12	5°44'12"	414498	634157	2202	Soil	2 4	Compt	Grass	7	40
Isabela	16003184	O	12/06/06	-75 77220	75	46	19	75°46'19"	5 7371	5	44	13	5°44'13"	414498	634201	2277	Soil	2.1	Friab	Grass	13	152
Isabela	16003186	O	12/06/06	-75 77180	75	46	18	75°46'18"	5 7371	5	44	13	5°44'13"	414543	634201	2189	Soil	1	Friab	Grass	8	191
Isabela	16003188	O	12/06/06	-75 77170	75	46	18	75°46'18"	5 7362	5	44	10	5°44'10"	414554	634101	2208	Soil	1 8	Compt	Grass	58	135
Isabela	16003189	O	12/06/06	-75 77180	75	46	17	75°46'17"	5 7358	5	44	8	5°44'8"	414578	634057	2172	Soil	4 1	Compt	Grass	89	86
Isabela	16003181	O	12/06/06	-75 77220	75	46	19	75°46'19"	5 7357	5	44	8	5°44'8"	414498	634046	2208	Soil	1.95	Compt	Grass	19	169
Isabela	16003177	O	12/06/06	-75 77260	75	46	21	75°46'21"	5 7357	5	44	8	5°44'8"	414454	634046	2212	Soil	2 45	Compt	Grass	7	45
Isabela	16003178	O	12/06/06	-75 77260	75	46	21	75°46'21"	5 7353	5	44	7	5°44'7"	414454	634002	2187	Soil	2 8	Compt	Grass	44	107
Isabela	16003179	O	12/06/06	-75 77230	75	46	20	75°46'20"	5 7353	5	44	7	5°44'7"	414487	634002	2191	Soil	2.1	Compt	Grass	33	108
Isabela	16003190	O	12/07/06	-75 77350	75	46	24	75°46'24"	5 7344	5	44	3	5°44'3"	414354	633902	2179	Soil	1.7	Compt	Grass	18	111
Isabela	16003191	O	12/07/06	-75 77400	75	46	26	75°46'26"	5 7344	5	44	3	5°44'3"	414299	633903	2189	Soil	2 55	Compt	Grass	19	182
Isabela	16003199	O	12/07/06	-75 77450	75	46	28	75°46'28"	5 7348	5	44	5	5°44'5"	414243	633947	2190	Soil	.9	Compt	Grass	339	505
Isabela	16003194	O	12/07/06	-75 77530	75	46	31	75°46'31"	5.7344	5	44	3	5°44'3"	414155	633903	2213	Soil	2	Compt	Grass	128	99
Isabela	16003192	O	12/07/06	-75 77450	75	46	28	75°46'28"	5 7342	5	44	3	5°44'3"	414243	633881	2193	Soil	2 8	Compt	Grass	10	77
Isabela	16003193	O	12/07/06	-75 77490	75	46	29	75°46'29"	5 7344	5	44	3	5°44'3"	414210	633903	2189	Soil	2 4	Compt	Grass	78	36
Isabela	16003197	O	12/07/06	-75 77530	75	46	31	75°46'31"	5 7348	5	44	5	5°44'5"	414155	633947	2214	Soil	3 8	Compt	Grass	175	113
Isabela	16003198	O	12/07/06	-75 77490	75	46	29	75°46'29"	5 7348	5	44	5	5°44'5"	414210	633947	2201	Soil	2.1	Compt	Grass	96	167
Isabela	16003195	O	12/07/06	-75 77580	75	46	32	75°46'32"	5 7344	5	44	3	5°44'3"	414099	633903	2218	Soil	2 8	Compt	Grass	380	124
Isabela	16003196	O	12/07/06	-75 77580	75	46	32	75°46'32"	5 7348	5	44	5	5°44'5"	414099	633947	2213	Soil	1 8	Compt	Grass	79	219
Isabela	16003213	O	12/09/06	-75 77170	75	46	18	75°46'18"	5 7348	5	44	5	5°44'5"	414553	633946	2208	Soil	2.7	Compt	Grass	82	271
Isabela	16003214	O	12/09/06	-75 77310	75	46	23	75°46'23"	5.7349	5	44	5	5°44'5"	414398	633958	2208	Soil	.6	Compt	Grass	14	208
Isabela	16003201	O	12/09/06	-75 77490	75	46	29	75°46'29"	5.7352	5	44	6	5°44'6"	414210	633991	2185	Soil	1 8	Compt	Grass	175	170
Isabela	16003202	O	12/09/06	-75 77530	75	46	31	75°46'31"	5.7353	5	44	7	5°44'7"	414155	634002	2198	Soil	.9	Friab	Grass	413	328
Isabela	16003203	O	12/09/06	-75 77580	75	46	32	75°46'32"	5.7353	5	44	7	5°44'7"	414100	634002	2192	Soil	2 05	Compt	Grass	43	62
Isabela	16003211	O	12/09/06	-75 77580	75	46	32	75°46'32"	5.7362	5	44	10	5°44'10"	414100	634102	2207	Soil	1 8	Compt	Grass	566	431
Isabela	16003212	O	12/09/06	-75 77590	75	46	33	75°46'33"	5 7357	5	44	8	5°44'8"	414089	634047	2215	Soil	1	Compt	Grass	35	120
Isabela	16003204	O	12/09/06	-75 77540	75	46	31	75°46'31"	5.7362	5	44	10	5°44'10"	414144	634102	2192	Soil	1 2	Compt	Grass	15	177
Isabela	16003207	O	12/09/06	-75 77530	75	46	31	75°46'31"	5 7371	5	44	13	5°44'13"	414155	634201	2221	Soil	1 8	Compt	Grass	13	119
Isabela	16003208	O	12/09/06	-75 77580	75	46	32	75°46'32"	5 7371	5	44	13	5°44'13"	414100	634201	2219	Soil	1 2	Compt	Grass	10	209
Isabela	16003209	D	12/09/06	-75 77580	75	46	32	75°46'32"	5 7371	5	44	13	5°44'13"	414100	634201	2219	Soil	1 2	Compt	Grass	10	209
Isabela	16003210	O	12/09/06	-75 77580	75	46	32	75°46'32"	5 7366	5	44	11	5°44'11"	414100	634146	2204	Soil	1.5	Compt	Grass	6	120
Isabela	16003206	O	12/09/06	-75 77540	75	46	31	75°46'31"	5 7366	5	44	11	5°44'11"	414144	634146	2218	Soil	3 2	Compt	Grass	14	26
Isabela	16003231	O	2/03/07	-75 77440	75	46	27	75°46'27"	5 7338	5	44	1	5°44'1"	414254	633836	2190	Soil	3	NR	Grass	0	0
Isabela	12015454	O	2/03/07	-75 77444	75	46	27	75°46'27"	5 7321	5	43	55	5°43'55"	414254	633850	2248	Soil	NR	NR	NR	3	92
Isabela	12015410	O	2/03/07	-75 77353	75	46	24	75°46'24"	5.7328	5	43	57	5°43'57"	414354	633898	2210	Soil	NR	NR	NR	8	171
Isabela	12015401	O	2/03/07	-75 77397	75	46	26	75°46'26"	5 7339	5	44	2	5°44'2"	414310	633849	2188	Soil	NR	NR	NR	15	61
Isabela	12015402	O	2/03/07	-75 77398	75	46	26	75°46'26"	5 7335	5	44	0	5°44'0"	414310	633798	2204	Soil	NR	NR	NR	52	84
Isabela	12015403	O	2/03/07	-75 77397	75	46	26	75°46'26"	5 7330	5	43	58	5°43'58"	414310	633750	2201	Soil	NR	NR	NR	6	24

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Isabela	12015404	O	2/03/07	-75.77398	75	46	26	75°46'26"	5.7326	5	43	57	5°43'57"	414310	633702	2231	Soil	NR	NR	NR	8	60
Isabela	12015406	O	2/03/07	-75.77400	75	46	26	75°46'26"	5.7321	5	43	55	5°43'55"	414298	633650	2231	Soil	NR	NR	NR	9	48
Isabela	12015407	O	2/03/07	-75.77397	75	46	26	75°46'26"	5.7316	5	43	53	5°43'53"	414309	633597	2224	Soil	NR	NR	NR	6	14
Isabela	12015408	O	2/03/07	-75.77354	75	46	24	75°46'24"	5.7317	5	43	53	5°43'53"	414354	633599	2217	Soil	NR	NR	NR	8	64
Isabela	12015409	O	2/03/07	-75.77353	75	46	24	75°46'24"	5.7321	5	43	55	5°43'55"	414354	633651	2208	Soil	NR	NR	NR	8	90
Isabela	12015451	O	2/03/07	-75.77444	75	46	27	75°46'27"	5.7335	5	44	0	5°44'0"	414254	633800	2189	Soil	NR	NR	NR	9	122
Isabela	12015452	O	2/03/07	-75.77444	75	46	27	75°46'27"	5.7330	5	43	58	5°43'58"	414254	633750	2222	Soil	NR	NR	NR	3	31
Isabela	12015453	O	2/03/07	-75.77444	75	46	27	75°46'27"	5.7326	5	43	57	5°43'57"	414254	633700	2222	Soil	NR	NR	NR	3	118
Isabela	12015456	O	2/03/07	-75.77444	75	46	27	75°46'27"	5.7317	5	43	53	5°43'53"	414254	633600	2228	Soil	NR	NR	NR	8	84
Isabela	12015457	O	2/03/07	-75.77489	75	46	29	75°46'29"	5.7317	5	43	53	5°43'53"	414210	633600	2233	Soil	NR	NR	NR	3	72
Isabela	12015411	O	2/04/07	-75.77355	75	46	24	75°46'24"	5.7339	5	44	2	5°44'2"	414354	633848	2189	Soil	NR	NR	NR	7	38
Isabela	12015412	O	2/04/07	-75.77354	75	46	24	75°46'24"	5.7335	5	44	0	5°44'0"	414354	633800	2188	Soil	NR	NR	NR	9	59
Isabela	12015413	O	2/04/07	-75.77354	75	46	24	75°46'24"	5.7330	5	43	58	5°43'58"	414354	633749	2205	Soil	NR	NR	NR	8	34
Isabela	12015415	O	2/04/07	-75.77534	75	46	31	75°46'31"	5.7335	5	44	0	5°44'0"	414155	633800	2230	Soil	NR	NR	NR	15	102
Isabela	12015416	O	2/04/07	-75.77535	75	46	31	75°46'31"	5.7330	5	43	58	5°43'58"	414155	633748	2244	Soil	NR	NR	NR	11	143
Isabela	12015417	O	2/04/07	-75.77533	75	46	31	75°46'31"	5.7326	5	43	57	5°43'57"	414155	633703	2261	Soil	NR	NR	NR	14	150
Isabela	12015418	O	2/04/07	-75.77578	75	46	32	75°46'32"	5.7326	5	43	57	5°43'57"	414099	633700	2265	Soil	NR	NR	NR	8	62
Isabela	12015419	O	2/04/07	-75.77579	75	46	32	75°46'32"	5.7321	5	43	55	5°43'55"	414099	633649	2248	Soil	NR	NR	NR	19	119
Isabela	12015420	O	2/04/07	-75.77580	75	46	32	75°46'32"	5.7317	5	43	53	5°43'53"	414099	633600	2228	Soil	NR	NR	NR	10	96
Isabela	12015459	O	2/04/07	-75.77489	75	46	29	75°46'29"	5.7326	5	43	57	5°43'57"	414210	633700	2257	Soil	NR	NR	NR	3	92
Isabela	12015460	O	2/04/07	-75.77489	75	46	29	75°46'29"	5.7330	5	43	58	5°43'58"	414210	633750	2240	Soil	NR	NR	NR	16	107
Isabela	12015461	O	2/04/07	-75.77489	75	46	29	75°46'29"	5.7321	5	43	55	5°43'55"	414210	633650	2247	Soil	NR	NR	NR	3	117
Isabela	12015462	O	2/04/07	-75.77534	75	46	31	75°46'31"	5.7317	5	43	53	5°43'53"	414154	633600	2244	Soil	NR	NR	NR	3	23
Isabela	12015463	O	2/04/07	-75.77534	75	46	31	75°46'31"	5.7321	5	43	55	5°43'55"	414154	633650	2246	Soil	NR	NR	NR	3	12
Isabela	12015464	O	2/04/07	-75.77579	75	46	32	75°46'32"	5.7330	5	43	58	5°43'58"	414099	633750	2250	Soil	NR	NR	NR	32	127
Isabela	12015465	O	2/04/07	-75.77579	75	46	32	75°46'32"	5.7335	5	44	0	5°44'0"	414099	633800	2242	Soil	NR	NR	NR	12	174
Isabela	12015414	O	2/04/07	-75.77535	75	46	31	75°46'31"	5.7339	5	44	2	5°44'2"	414155	633850	2205	Soil	NR	NR	NR	53	66
Isabela	12015458	O	2/04/07	-75.77489	75	46	29	75°46'29"	5.7335	5	44	0	5°44'0"	414210	633800	2210	Soil	NR	NR	NR	25	132
Isabela	12015466	O	2/04/07	-75.77579	75	46	32	75°46'32"	5.7339	5	44	2	5°44'2"	414099	633850	2227	Soil	NR	NR	NR	88	131
Isabela	12015472	O	2/05/07	-75.77624	75	46	34	75°46'34"	5.7330	5	43	58	5°43'58"	414055	633750	2243	Soil	NR	NR	NR	17	127
Isabela	12015473	O	2/05/07	-75.77624	75	46	34	75°46'34"	5.7326	5	43	57	5°43'57"	414055	633700	2273	Soil	NR	NR	NR	9	88
Isabela	12015474	D	2/05/07	-75.77624	75	46	34	75°46'34"	5.7326	5	43	57	5°43'57"	414055	633700	2273	Soil	NR	NR	NR	6	101
Isabela	12015476	O	2/05/07	-75.77624	75	46	34	75°46'34"	5.7321	5	43	55	5°43'55"	414055	633650	2261	Soil	NR	NR	NR	3	87
Isabela	12015477	O	2/05/07	-75.77624	75	46	34	75°46'34"	5.7317	5	43	53	5°43'53"	414055	633600	2233	Soil	NR	NR	NR	11	110
Isabela	12015467	O	2/05/07	-75.77625	75	46	34	75°46'34"	5.7353	5	44	7	5°44'7"	414055	634000	2200	Soil	NR	NR	NR	21	16
Isabela	12015468	O	2/05/07	-75.77625	75	46	34	75°46'34"	5.7348	5	44	5	5°44'5"	414055	633950	2208	Soil	NR	NR	NR	165	131
Isabela	12015469	O	2/05/07	-75.77625	75	46	34	75°46'34"	5.7344	5	44	3	5°44'3"	414055	633900	2198	Soil	NR	NR	NR	18	99
Isabela	12015470	O	2/05/07	-75.77611	75	46	33	75°46'33"	5.7339	5	44	2	5°44'2"	414066	633850	2212	Soil	NR	NR	NR	9	72
Isabela	12015471	O	2/05/07	-75.77620	75	46	34	75°46'34"	5.7335	5	44	0	5°44'0"	414055	633800	2213	Soil	NR	NR	NR	5	105
Isabela	12015428	O	2/05/07	-75.77714	75	46	37	75°46'37"	5.7334	5	44	0	5°44'0"	413955	633797	2230	Soil	NR	NR	NR	63	137
Isabela	12015429	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7330	5	43	58	5°43'58"	413955	633749	2266	Soil	NR	NR	NR	13	103
Isabela	12015431	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7326	5	43	57	5°43'57"	413955	633701	2278	Soil	NR	NR	NR	8	50
Isabela	12015432	O	2/05/07	-75.77716	75	46	37	75°46'37"	5.7321	5	43	55	5°43'55"	413955	633650	2280	Soil	NR	NR	NR	3	14
Isabela	12015433	O	2/05/07	-75.77762	75	46	39	75°46'39"	5.7317	5	43	54	5°43'54"	413900	633603	2280	Soil	NR	NR	NR	3	20
Isabela	12015434	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7316	5	43	53	5°43'53"	413955	633597	2273	Soil	NR	NR	NR	3	27
Isabela	12015478	O	2/05/07	-75.77668	75	46	38	75°46'38"	5.7317	5	43	53	5°43'53"	413999	633600	2250	Soil	NR	NR	NR	20	97
Isabela	12015479	O	2/05/07	-75.77669	75	46	38	75°46'38"	5.7321	5	43	55	5°43'55"	413999	633650	2260	Soil	NR	NR	NR	3	75
Isabela	12015426	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7344	5	44	3	5°44'3"	413955	633900	2213	Soil	NR	NR	NR	38	62
Isabela	12015421	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7357	5	44	8	5°44'8"	413956	634046	2190	Soil	NR	NR	NR	23	126
Isabela	12015422	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7353	5	44	7	5°44'7"	413956	634001	2197	Soil	NR	NR	NR	13	48
Isabela	12015423	O	2/05/07	-75.77715	75	46	37	75°46'37"	5.7348	5	44	5	5°44'5"	413956	633951	2206	Soil	NR	NR	NR	11	79
Isabela	12015424	D	2/05/07	-75.77715	75	46	37	75°46'37"	5.7348	5	44	5	5°44'5"	413956	633951	2206	Soil	NR	NR	NR	10	74
Isabela	12015427	O	2/05/07	-75.77716	75	46	37	75°46'37"	5.7339	5	44	2	5°44'2"	413955	633851	2218	Soil	NR	NR	NR	11	66
Isabela	12015481	O	2/06/07	-75.77670	75	46	38	75°46'38"	5.7352	5	44	6	5°44'6"	414000	633988	2198	Soil	NR	NR	NR	223	208
Isabela	12015482	O	2/06/07	-75.77670	75	46	38	75°46'38"	5.7348	5	44	5	5°44'5"	414000	633950	2204	Soil	NR	NR	NR	91	195

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Isabela	12015483	O	2/06/07	-75 77670	75	46	36	75°46'36"	5 7344	5	44	3	5°44'3"	414000	633900	2210	Soil	NR	NR	NR	14	93
Isabela	12015484	O	2/06/07	-75 77670	75	46	36	75°46'36"	5 7339	5	44	2	5°44'2"	414000	633850	2226	Soil	NR	NR	NR	3	109
Isabela	12015485	O	2/06/07	-75 77670	75	46	36	75°46'36"	5.7335	5	44	0	5°44'0"	414000	633800	2233	Soil	NR	NR	NR	3	125
Isabela	12015444	O	2/06/07	-75 77759	75	46	39	75°46'39"	5 7361	5	44	10	5°44'10"	413911	634096	2212	Soil	NR	NR	NR	9	45
Isabela	12015445	O	2/06/07	-75 77760	75	46	39	75°46'39"	5 7366	5	44	11	5°44'11"	413900	634150	2227	Soil	NR	NR	NR	13	33
Isabela	12015446	O	2/06/07	-75 77760	75	46	39	75°46'39"	5.7371	5	44	13	5°44'13"	413901	634196	2239	Soil	NR	NR	NR	7	32
Isabela	12015488	O	2/06/07	-75 77670	75	46	36	75°46'36"	5.7362	5	44	10	5°44'10"	414000	634100	2212	Soil	NR	NR	NR	11	107
Isabela	12015489	O	2/06/07	-75 77670	75	46	36	75°46'36"	5 7366	5	44	11	5°44'11"	414000	634150	2222	Soil	NR	NR	NR	13	131
Isabela	12015490	O	2/06/07	-75 77670	75	46	36	75°46'36"	5 7371	5	44	13	5°44'13"	414000	634200	2223	Soil	NR	NR	NR	3	67
Isabela	12015491	O	2/06/07	-75 77670	75	46	36	75°46'36"	5 7375	5	44	15	5°44'15"	414000	634250	2243	Soil	NR	NR	NR	3	100
Isabela	12015492	O	2/06/07	-75 77672	75	46	36	75°46'36"	5 7380	5	44	16	5°44'16"	414000	634300	2234	Soil	NR	NR	NR	3	79
Isabela	12015439	O	2/06/07	-75 77760	75	46	39	75°46'39"	5 7335	5	44	0	5°44'0"	413900	633800	2243	Soil	NR	NR	NR	27	84
Isabela	12015440	O	2/06/07	-75 77758	75	46	39	75°46'39"	5 7330	5	43	58	5°43'58"	413911	633750	2243	Soil	NR	NR	NR	15	128
Isabela	12015441	O	2/06/07	-75 77759	75	46	39	75°46'39"	5.7328	5	43	57	5°43'57"	413900	633705	2272	Soil	NR	NR	NR	6	123
Isabela	12015442	O	2/06/07	-75 77760	75	46	39	75°46'39"	5 7321	5	43	55	5°43'55"	413900	633645	2285	Soil	NR	NR	NR	11	88
Isabela	12015486	O	2/06/07	-75 77670	75	46	36	75°46'36"	5.7330	5	43	58	5°43'58"	414000	633750	2239	Soil	NR	NR	NR	3	136
Isabela	12015487	O	2/06/07	-75 77670	75	46	36	75°46'36"	5.7326	5	43	57	5°43'57"	413999	633700	2268	Soil	NR	NR	NR	3	99
Isabela	12015435	O	2/06/07	-75.77762	75	46	39	75°46'39"	5.7353	5	44	6	5°44'6"	413900	634000	2200	Soil	NR	NR	NR	6	33
Isabela	12015436	O	2/06/07	-75 77760	75	46	39	75°46'39"	5 7348	5	44	5	5°44'5"	413900	633948	2214	Soil	NR	NR	NR	7	29
Isabela	12015437	O	2/06/07	-75 77759	75	46	39	75°46'39"	5.7344	5	44	3	5°44'3"	413900	633901	2225	Soil	NR	NR	NR	17	78
Isabela	12015438	O	2/06/07	-75 77758	75	46	39	75°46'39"	5 7339	5	44	2	5°44'2"	413911	633850	2242	Soil	NR	NR	NR	32	118
Isabela	12015443	O	2/06/07	-75 77760	75	46	39	75°46'39"	5 7357	5	44	8	5°44'8"	413900	634049	2215	Soil	NR	NR	NR	16	128
Isabela	12015447	O	2/06/07	-75 77762	75	46	39	75°46'39"	5 7375	5	44	15	5°44'15"	413901	634251	2255	Soil	NR	NR	NR	15	45
Isabela	12015761	O	2/07/07	-75 77264	75	46	21	75°46'21"	5 7375	5	44	15	5°44'15"	414454	634250	2231	Soil	NR	NR	NR	3	86
Isabela	12015752	O	2/07/07	-75 77445	75	46	28	75°46'28"	5 7380	5	44	16	5°44'16"	414255	634300	2258	Soil	NR	NR	NR	17	161
Isabela	12015753	O	2/07/07	-75 77444	75	46	27	75°46'27"	5 7375	5	44	15	5°44'15"	414255	634250	2260	Soil	NR	NR	NR	5	73
Isabela	12015754	O	2/07/07	-75 77399	75	46	26	75°46'26"	5 7375	5	44	15	5°44'15"	414299	634250	2268	Soil	NR	NR	NR	12	114
Isabela	12015756	O	2/07/07	-75 77399	75	46	26	75°46'26"	5 7380	5	44	16	5°44'16"	414299	634300	2266	Soil	NR	NR	NR	12	69
Isabela	12015757	O	2/07/07	-75 77354	75	46	24	75°46'24"	5.7380	5	44	16	5°44'16"	414355	634300	2238	Soil	NR	NR	NR	15	138
Isabela	12015758	O	2/07/07	-75 77354	75	46	24	75°46'24"	5.7375	5	44	15	5°44'15"	414355	634250	2237	Soil	NR	NR	NR	7	112
Isabela	12015759	O	2/07/07	-75 77309	75	46	23	75°46'23"	5 7380	5	44	16	5°44'16"	414399	634300	2243	Soil	NR	NR	NR	3	112
Isabela	12015760	O	2/07/07	-75 77309	75	46	23	75°46'23"	5.7375	5	44	15	5°44'15"	414399	634250	2217	Soil	NR	NR	NR	10	121
Isabela	12015494	O	2/07/07	-75 77584	75	46	33	75°46'33"	5.7380	5	44	16	5°44'16"	414100	634300	2230	Soil	NR	NR	NR	8	113
Isabela	12015493	O	2/07/07	-75 77575	75	46	32	75°46'32"	5.7375	5	44	15	5°44'15"	414111	634250	2210	Soil	NR	NR	NR	11	126
Isabela	12015495	O	2/07/07	-75 77535	75	46	31	75°46'31"	5 7380	5	44	16	5°44'16"	414155	634300	2244	Soil	NR	NR	NR	3	87
Isabela	12015496	O	2/07/07	-75 77535	75	46	31	75°46'31"	5.7375	5	44	15	5°44'15"	414155	634250	2210	Soil	NR	NR	NR	35	127
Isabela	12015497	O	2/07/07	-75 77517	75	46	30	75°46'30"	5.7377	5	44	15	5°44'15"	414177	634264	2199	Soil	NR	NR	NR	11	159
Isabela	12015498	O	2/07/07	-75 77490	75	46	29	75°46'29"	5.7380	5	44	16	5°44'16"	414211	634300	2232	Soil	NR	NR	NR	3	102
Isabela	12015499	D	2/07/07	-75 77490	75	46	29	75°46'29"	5 7380	5	44	16	5°44'16"	414211	634300	2232	Soil	NR	NR	NR	3	118
Isabela	12015711	O	2/07/07	-75.77623	75	46	34	75°46'34"	5 7380	5	44	16	5°44'16"	414056	634305	2239	Soil	NR	NR	NR	16	145
Isabela	12015751	O	2/07/07	-75 77490	75	46	29	75°46'29"	5 7375	5	44	15	5°44'15"	414211	634250	2236	Soil	NR	NR	NR	22	110
Isabela	12015704	O	2/07/07	-75 77716	75	46	37	75°46'37"	5.7366	5	44	11	5°44'11"	413945	634150	2230	Soil	NR	NR	NR	5	24
Isabela	12015701	O	2/07/07	-75 77715	75	46	37	75°46'37"	5 7380	5	44	16	5°44'16"	413956	634300	2254	Soil	NR	NR	NR	3	7
Isabela	12015702	O	2/07/07	-75 77717	75	46	37	75°46'37"	5 7375	5	44	15	5°44'15"	413945	634250	2261	Soil	NR	NR	NR	3	81
Isabela	12015703	O	2/07/07	-75 77718	75	46	37	75°46'37"	5 7371	5	44	13	5°44'13"	413945	634201	2248	Soil	NR	NR	NR	3	96
Isabela	12015705	O	2/07/07	-75 77714	75	46	37	75°46'37"	5 7362	5	44	10	5°44'10"	413956	634101	2210	Soil	NR	NR	NR	72	38
Isabela	12015707	O	2/07/07	-75 77628	75	46	34	75°46'34"	5 7362	5	44	10	5°44'10"	414055	634100	2212	Soil	NR	NR	NR	6	94
Isabela	12015708	O	2/07/07	-75 77624	75	46	34	75°46'34"	5 7367	5	44	12	5°44'12"	414055	634155	2193	Soil	NR	NR	NR	3	221
Isabela	12015709	O	2/07/07	-75 77626	75	46	34	75°46'34"	5 7371	5	44	13	5°44'13"	414056	634198	2210	Soil	NR	NR	NR	3	171
Isabela	12015710	O	2/07/07	-75 77624	75	46	34	75°46'34"	5 7375	5	44	15	5°44'15"	414056	634249	2223	Soil	NR	NR	NR	3	118
Isabela	12015712	O	2/07/07	-75 77623	75	46	34	75°46'34"	5 7357	5	44	8	5°44'8"	414055	634051	2190	Soil	NR	NR	NR	16	96
Isabela	12015448	O	2/07/07	-75 77758	75	46	39	75°46'39"	5 7380	5	44	16	5°44'16"	413912	634302	2257	Soil	NR	NR	NR	8	132
Isabela	12015449	D	2/07/07	-75 77758	75	46	39	75°46'39"	5 7380	5	44	16	5°44'16"	413912	634302	2257	Soil	NR	NR	NR	8	130
Isabela	12015720	O	2/08/07	-75 77126	75	46	16	75°46'16"	5 7366	5	44	11	5°44'11"	414609	634150	2203	Soil	NR	NR	NR	17	135
Isabela	12015713	O	2/08/07	-75 77129	75	46	16	75°46'16"	5 7380	5	44	16	5°44'16"	414609	634301	2237	Soil	NR	NR	NR	8	59

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Isabela	12015714	O	2/06/07	-75.77085	75	46	15	75°46'15"	5.7380	5	44	16	5°44'16"	414654	634301	2227	Soil	NR	NR	NR	7	117
Isabela	12015715	O	2/06/07	-75.77083	75	46	14	75°46'14"	5.7375	5	44	15	5°44'15"	414654	634246	2212	Soil	NR	NR	NR	3	129
Isabela	12015716	O	2/06/07	-75.77129	75	46	16	75°46'16"	5.7378	5	44	15	5°44'15"	414609	634252	2217	Soil	NR	NR	NR	3	82
Isabela	12015717	O	2/06/07	-75.77126	75	46	16	75°46'16"	5.7370	5	44	13	5°44'13"	414609	634195	2214	Soil	NR	NR	NR	20	97
Isabela	12015718	O	2/06/07	-75.77085	75	46	15	75°46'15"	5.7371	5	44	13	5°44'13"	414653	634199	2212	Soil	NR	NR	NR	12	57
Isabela	12015719	O	2/06/07	-75.77083	75	46	14	75°46'14"	5.7367	5	44	11	5°44'11"	414653	634151	2218	Soil	NR	NR	NR	9	32
Isabela	12015721	O	2/06/07	-75.77132	75	46	16	75°46'16"	5.7362	5	44	10	5°44'10"	414598	634104	2206	Soil	NR	NR	NR	25	48
Isabela	12015722	O	2/06/07	-75.77082	75	46	14	75°46'14"	5.7362	5	44	10	5°44'10"	414653	634101	2243	Soil	NR	NR	NR	5	78
Isabela	12015723	O	2/06/07	-75.77083	75	46	14	75°46'14"	5.7357	5	44	8	5°44'8"	414653	634049	2228	Soil	NR	NR	NR	47	104
Isabela	12015724	D	2/06/07	-75.77083	75	46	14	75°46'14"	5.7357	5	44	8	5°44'8"	414653	634049	2228	Soil	NR	NR	NR	27	99
Isabela	12015767	O	2/06/07	-75.77306	75	46	23	75°46'23"	5.7330	5	43	58	5°43'58"	414398	633750	2194	Soil	NR	NR	NR	3	90
Isabela	12015762	O	2/06/07	-75.77264	75	46	21	75°46'21"	5.7380	5	44	16	5°44'16"	414454	634300	2238	Soil	NR	NR	NR	5	106
Isabela	12015763	O	2/06/07	-75.77219	75	46	19	75°46'19"	5.7380	5	44	16	5°44'16"	414499	634300	2224	Soil	NR	NR	NR	3	100
Isabela	12015764	O	2/06/07	-75.77220	75	46	19	75°46'19"	5.7375	5	44	15	5°44'15"	414499	634250	2199	Soil	NR	NR	NR	17	120
Isabela	12015765	O	2/06/07	-75.77174	75	46	18	75°46'18"	5.7375	5	44	15	5°44'15"	414554	634250	2218	Soil	NR	NR	NR	6	58
Isabela	12015766	O	2/06/07	-75.77165	75	46	17	75°46'17"	5.7381	5	44	17	5°44'17"	414565	634307	2230	Soil	NR	NR	NR	14	78
Isabela	12015726	O	2/09/07	-75.77126	75	46	16	75°46'16"	5.7358	5	44	6	5°44'6"	414609	634053	2212	Soil	NR	NR	NR	188	141
Isabela	12015727	O	2/09/07	-75.77129	75	46	16	75°46'16"	5.7353	5	44	6	5°44'6"	414609	633999	2203	Soil	NR	NR	NR	17	104
Isabela	12015728	O	2/09/07	-75.77084	75	46	15	75°46'15"	5.7353	5	44	7	5°44'7"	414653	634000	2223	Soil	NR	NR	NR	7	19
Isabela	12015729	O	2/09/07	-75.77126	75	46	16	75°46'16"	5.7348	5	44	5	5°44'5"	414609	633948	2221	Soil	NR	NR	NR	6	22
Isabela	12015731	O	2/09/07	-75.77083	75	46	14	75°46'14"	5.7349	5	44	5	5°44'5"	414653	633954	2238	Soil	NR	NR	NR	63	78
Isabela	12015782	O	2/09/07	-75.77263	75	46	21	75°46'21"	5.7334	5	44	0	5°44'0"	414454	633790	2184	Soil	NR	NR	NR	3	92
Isabela	12015732	O	2/09/07	-75.77083	75	46	14	75°46'14"	5.7344	5	44	3	5°44'3"	414653	633901	2219	Soil	NR	NR	NR	3	28
Isabela	12015733	O	2/09/07	-75.77129	75	46	16	75°46'16"	5.7344	5	44	3	5°44'3"	414609	633900	2231	Soil	NR	NR	NR	48	86
Isabela	12015734	O	2/09/07	-75.77128	75	46	16	75°46'16"	5.7339	5	44	2	5°44'2"	414609	633850	2213	Soil	NR	NR	NR	70	109
Isabela	12015735	O	2/09/07	-75.77083	75	46	14	75°46'14"	5.7339	5	44	2	5°44'2"	414653	633849	2195	Soil	NR	NR	NR	30	98
Isabela	12015736	O	2/09/07	-75.77128	75	46	16	75°46'16"	5.7335	5	44	0	5°44'0"	414609	633801	2186	Soil	NR	NR	NR	46	54
Isabela	12015737	O	2/09/07	-75.77081	75	46	14	75°46'14"	5.7334	5	44	0	5°44'0"	414653	633794	2177	Soil	NR	NR	NR	13	86
Isabela	12015768	O	2/09/07	-75.77263	75	46	21	75°46'21"	5.7330	5	43	58	5°43'58"	414454	633750	2180	Soil	NR	NR	NR	9	70
Isabela	12015777	O	2/09/07	-75.77309	75	46	23	75°46'23"	5.7341	5	44	2	5°44'2"	414398	633865	2170	Soil	NR	NR	NR	14	85
Isabela	12015778	O	2/09/07	-75.77309	75	46	23	75°46'23"	5.7344	5	44	3	5°44'3"	414398	633900	2185	Soil	NR	NR	NR	45	118
Isabela	12015779	O	2/09/07	-75.77268	75	46	21	75°46'21"	5.7344	5	44	3	5°44'3"	414454	633900	2175	Soil	NR	NR	NR	34	119
Isabela	12015781	O	2/09/07	-75.77277	75	46	21	75°46'21"	5.7340	5	44	2	5°44'2"	414432	633856	2180	Soil	NR	NR	NR	3	91
Isabela	12015738	O	2/09/07	-75.77083	75	46	14	75°46'14"	5.7330	5	43	58	5°43'58"	414653	633746	2181	Soil	NR	NR	NR	12	45
Isabela	12015769	O	2/09/07	-75.77263	75	46	21	75°46'21"	5.7325	5	43	56	5°43'56"	414453	633690	2173	Soil	NR	NR	NR	5	92
Isabela	12015770	O	2/09/07	-75.77263	75	46	21	75°46'21"	5.7321	5	43	55	5°43'55"	414453	633650	2170	Soil	NR	NR	NR	3	89
Isabela	12015771	O	2/09/07	-75.77263	75	46	21	75°46'21"	5.7317	5	43	53	5°43'53"	414453	633600	2197	Soil	NR	NR	NR	3	168
Isabela	12015772	O	2/09/07	-75.77308	75	46	23	75°46'23"	5.7317	5	43	53	5°43'53"	414398	633600	2207	Soil	NR	NR	NR	10	83
Isabela	12015773	O	2/09/07	-75.77308	75	46	23	75°46'23"	5.7321	5	43	55	5°43'55"	414398	633650	2194	Soil	NR	NR	NR	9	114
Isabela	12015774	D	2/09/07	-75.77308	75	46	23	75°46'23"	5.7321	5	43	55	5°43'55"	414398	633650	2194	Soil	NR	NR	NR	5	108
Isabela	12015776	O	2/09/07	-75.77306	75	46	23	75°46'23"	5.7326	5	43	57	5°43'57"	414398	633700	2203	Soil	NR	NR	NR	3	93
Isabela	12015740	O	2/10/07	-75.77129	75	46	16	75°46'16"	5.7326	5	43	57	5°43'57"	414609	633701	2181	Soil	NR	NR	NR	3	106
Isabela	12015742	O	2/10/07	-75.77082	75	46	14	75°46'14"	5.7322	5	43	55	5°43'55"	414653	633656	2156	Soil	NR	NR	NR	6	80
Isabela	12015743	O	2/10/07	-75.77084	75	46	15	75°46'15"	5.7325	5	43	56	5°43'56"	414653	633692	2155	Soil	NR	NR	NR	3	15
Isabela	12015744	O	2/10/07	-75.77082	75	46	14	75°46'14"	5.7317	5	43	54	5°43'54"	414653	633601	2174	Soil	NR	NR	NR	3	11
Isabela	12015745	O	2/10/07	-75.77128	75	46	16	75°46'16"	5.7317	5	43	54	5°43'54"	414608	633608	2157	Soil	NR	NR	NR	3	84
Isabela	12015784	O	2/10/07	-75.77173	75	46	18	75°46'18"	5.7344	5	44	3	5°44'3"	414553	633900	2222	Soil	NR	NR	NR	33	138
Isabela	12015783	O	2/10/07	-75.77218	75	46	19	75°46'19"	5.7344	5	44	3	5°44'3"	414498	633900	2199	Soil	NR	NR	NR	27	63
Isabela	12015785	O	2/10/07	-75.77173	75	46	18	75°46'18"	5.7339	5	44	2	5°44'2"	414553	633850	2197	Soil	NR	NR	NR	36	119
Isabela	12015786	O	2/10/07	-75.77218	75	46	19	75°46'19"	5.7339	5	44	2	5°44'2"	414498	633850	2199	Soil	NR	NR	NR	53	98
Isabela	12015787	O	2/10/07	-75.77218	75	46	19	75°46'19"	5.7335	5	44	0	5°44'0"	414498	633800	2194	Soil	NR	NR	NR	9	116
Isabela	12015788	O	2/10/07	-75.77173	75	46	18	75°46'18"	5.7335	5	44	0	5°44'0"	414553	633800	2192	Soil	NR	NR	NR	19	100
Isabela	12015739	O	2/10/07	-75.77125	75	46	16	75°46'16"	5.7330	5	43	58	5°43'58"	414609	633752	2167	Soil	NR	NR	NR	6	90
Isabela	12015746	O	2/10/07	-75.77173	75	46	18	75°46'18"	5.7317	5	43	54	5°43'54"	414553	633602	2168	Soil	NR	NR	NR	3	12
Isabela	12015741	O	2/10/07	-75.77127	75	46	16	75°46'16"	5.7322	5	43	55	5°43'55"	414606	633655	2164	Soil	NR	NR	NR	3	105

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Isabela	12015789	O	2/10/07	-75.77173	75	46	18	75°46'18"	5.7330	5	43	58	5°43'58"	414553	633750	2168	Soil	NR	NR	NR	30	64
Isabela	12015790	O	2/10/07	-75.77218	75	46	19	75°46'19"	5.7330	5	43	58	5°43'58"	414496	633750	2176	Soil	NR	NR	NR	5	32
Isabela	12015791	O	2/10/07	-75.77173	75	46	18	75°46'18"	5.7326	5	43	57	5°43'57"	414553	633700	2166	Soil	NR	NR	NR	17	200
Isabela	12015792	O	2/10/07	-75.77174	75	46	18	75°46'18"	5.7322	5	43	56	5°43'56"	414553	633663	2164	Soil	NR	NR	NR	5	83
Isabela	12015793	O	2/10/07	-75.77218	75	46	19	75°46'19"	5.7326	5	43	57	5°43'57"	414496	633700	2173	Soil	NR	NR	NR	6	67
Isabela	12015747	O	2/10/07	-75.77218	75	46	19	75°46'19"	5.7317	5	43	53	5°43'53"	414496	633600	2178	Soil	NR	NR	NR	3	65
Isabela	12015748	O	2/10/07	-75.77217	75	46	19	75°46'19"	5.7321	5	43	55	5°43'55"	414496	633649	2168	Soil	NR	NR	NR	11	49
Isabela	12015749	D	2/10/07	-75.77217	75	46	19	75°46'19"	5.7321	5	43	55	5°43'55"	414496	633649	2168	Soil	NR	NR	NR	3	49
Isabela	12015863	O	2/12/07	-75.77670	75	46	36	75°46'36"	5.7385	5	44	18	5°44'18"	414000	634358	2237	Soil	NR	NR	NR	6	134
Isabela	12015798	O	2/12/07	-75.77671	75	46	36	75°46'36"	5.7398	5	44	23	5°44'23"	414001	634500	2267	Soil	NR	NR	NR	3	177
Isabela	12015799	D	2/12/07	-75.77671	75	46	36	75°46'36"	5.7398	5	44	23	5°44'23"	414001	634500	2267	Soil	NR	NR	NR	5	138
Isabela	12015861	O	2/12/07	-75.77633	75	46	34	75°46'34"	5.7398	5	44	23	5°44'23"	414045	634501	2253	Soil	NR	NR	NR	5	132
Isabela	12015862	O	2/12/07	-75.77670	75	46	36	75°46'36"	5.7389	5	44	20	5°44'20"	414000	634400	2240	Soil	NR	NR	NR	6	65
Isabela	12015864	O	2/12/07	-75.77630	75	46	34	75°46'34"	5.7389	5	44	20	5°44'20"	414056	634400	2232	Soil	NR	NR	NR	3	20
Isabela	12015865	O	2/12/07	-75.77625	75	46	34	75°46'34"	5.7393	5	44	21	5°44'21"	414056	634450	2247	Soil	NR	NR	NR	3	66
Isabela	12015802	O	2/12/07	-75.77780	75	46	39	75°46'39"	5.7384	5	44	18	5°44'18"	413901	634350	2250	Soil	NR	NR	NR	5	135
Isabela	12015794	O	2/12/07	-75.77715	75	46	37	75°46'37"	5.7384	5	44	18	5°44'18"	413956	634350	2247	Soil	NR	NR	NR	3	112
Isabela	12015795	O	2/12/07	-75.77716	75	46	37	75°46'37"	5.7389	5	44	20	5°44'20"	413956	634400	2247	Soil	NR	NR	NR	5	118
Isabela	12015796	O	2/12/07	-75.77716	75	46	37	75°46'37"	5.7393	5	44	21	5°44'21"	413956	634450	2273	Soil	NR	NR	NR	5	36
Isabela	12015797	O	2/12/07	-75.77716	75	46	37	75°46'37"	5.7398	5	44	23	5°44'23"	413956	634500	2278	Soil	NR	NR	NR	3	115
Isabela	12015801	O	2/12/07	-75.77768	75	46	39	75°46'39"	5.7373	5	44	14	5°44'14"	413901	634224	2242	Soil	NR	NR	NR	11	84
Isabela	12015803	O	2/12/07	-75.77761	75	46	39	75°46'39"	5.7389	5	44	20	5°44'20"	413901	634401	2264	Soil	NR	NR	NR	3	76
Isabela	12015804	O	2/12/07	-75.77759	75	46	39	75°46'39"	5.7394	5	44	21	5°44'21"	413901	634455	2265	Soil	NR	NR	NR	3	30
Isabela	12015806	O	2/12/07	-75.77782	75	46	39	75°46'39"	5.7398	5	44	23	5°44'23"	413901	634501	2313	Soil	NR	NR	NR	15	114
Isabela	12015807	O	2/12/07	-75.77797	75	46	40	75°46'40"	5.7398	5	44	23	5°44'23"	413857	634499	2261	Soil	NR	NR	NR	21	59
Isabela	12015808	O	2/12/07	-75.77850	75	46	42	75°46'42"	5.7398	5	44	23	5°44'23"	413812	634502	2279	Soil	NR	NR	NR	3	64
Isabela	12015809	O	2/12/07	-75.77853	75	46	42	75°46'42"	5.7393	5	44	21	5°44'21"	413801	634449	2264	Soil	NR	NR	NR	3	66
Isabela	12015810	O	2/12/07	-75.77805	75	46	40	75°46'40"	5.7394	5	44	21	5°44'21"	413857	634452	2254	Soil	NR	NR	NR	7	117
Isabela	12015811	O	2/12/07	-75.77850	75	46	42	75°46'42"	5.7389	5	44	20	5°44'20"	413812	634403	2256	Soil	NR	NR	NR	3	127
Isabela	12015812	O	2/12/07	-75.77849	75	46	42	75°46'42"	5.7384	5	44	18	5°44'18"	413812	634350	2248	Soil	NR	NR	NR	8	96
Isabela	12015813	O	2/12/07	-75.77806	75	46	41	75°46'41"	5.7385	5	44	18	5°44'18"	413856	634352	2242	Soil	NR	NR	NR	3	170
Isabela	12015814	O	2/12/07	-75.77807	75	46	41	75°46'41"	5.7389	5	44	20	5°44'20"	413856	634402	2236	Soil	NR	NR	NR	3	99
Isabela	12015815	O	2/13/07	-75.77489	75	46	29	75°46'29"	5.7384	5	44	18	5°44'18"	414211	634349	2247	Soil	NR	NR	NR	8	110
Isabela	12015822	O	2/13/07	-75.77536	75	46	31	75°46'31"	5.7384	5	44	18	5°44'18"	414155	634350	2253	Soil	NR	NR	NR	9	85
Isabela	12015823	O	2/13/07	-75.77579	75	46	32	75°46'32"	5.7385	5	44	18	5°44'18"	414100	634351	2249	Soil	NR	NR	NR	42	126
Isabela	12015824	O	2/13/07	-75.77626	75	46	34	75°46'34"	5.7384	5	44	18	5°44'18"	414056	634349	2237	Soil	NR	NR	NR	5	99
Isabela	12015816	O	2/13/07	-75.77492	75	46	29	75°46'29"	5.7389	5	44	20	5°44'20"	414200	634399	2257	Soil	NR	NR	NR	3	180
Isabela	12015817	O	2/13/07	-75.77490	75	46	29	75°46'29"	5.7394	5	44	21	5°44'21"	414211	634450	2278	Soil	NR	NR	NR	3	86
Isabela	12015818	O	2/13/07	-75.77490	75	46	29	75°46'29"	5.7398	5	44	23	5°44'23"	414211	634500	2299	Soil	NR	NR	NR	6	50
Isabela	12015819	O	2/13/07	-75.77535	75	46	31	75°46'31"	5.7398	5	44	23	5°44'23"	414156	634499	2288	Soil	NR	NR	NR	3	46
Isabela	12015820	O	2/13/07	-75.77535	75	46	31	75°46'31"	5.7394	5	44	21	5°44'21"	414156	634450	2281	Soil	NR	NR	NR	5	18
Isabela	12015821	O	2/13/07	-75.77535	75	46	31	75°46'31"	5.7389	5	44	20	5°44'20"	414155	634400	2281	Soil	NR	NR	NR	6	43
Isabela	12015826	O	2/13/07	-75.77579	75	46	32	75°46'32"	5.7389	5	44	20	5°44'20"	414100	634400	2258	Soil	NR	NR	NR	11	24
Isabela	12015827	O	2/13/07	-75.77579	75	46	32	75°46'32"	5.7393	5	44	21	5°44'21"	414100	634450	2259	Soil	NR	NR	NR	12	62
Isabela	12015828	O	2/13/07	-75.77565	75	46	32	75°46'32"	5.7398	5	44	23	5°44'23"	414122	634501	2278	Soil	NR	NR	NR	3	113
Isabela	12015829	D	2/13/07	-75.77565	75	46	32	75°46'32"	5.7398	5	44	23	5°44'23"	414122	634501	2278	Soil	NR	NR	NR	3	111
La Aurora	12021222	O	4/12/07	-75.72451	75	43	28	75°43'28"	5.747946955	5	44	52	5°44'52"	419782	635393	2296	Soil	NR	NR	NR	6	33
La Aurora	12021223	O	4/12/07	-75.72527	75	43	30	75°43'30"	5.748371139	5	44	54	5°44'54"	419704	635440	2271	Soil	NR	NR	NR	3	23
La Aurora	12021224	O	4/12/07	-75.72575	75	43	32	75°43'32"	5.749103231	5	44	56	5°44'56"	419649	635521	2240	Soil	NR	NR	NR	16	33
La Aurora	12021226	O	4/12/07	-75.72643	75	43	35	75°43'35"	5.750006925	5	45	0	5°45'0"	419572	635621	2211	Soil	NR	NR	NR	37	121
La Aurora	12021227	O	4/12/07	-75.72745	75	43	38	75°43'38"	5.750593605	5	45	2	5°45'2"	419461	635686	2179	Soil	NR	NR	NR	58	277
La Aurora	12021228	O	4/12/07	-75.72870	75	43	43	75°43'43"	5.750582959	5	45	2	5°45'2"	419317	635685	2138	Soil	NR	NR	NR	9	140
La Aurora	12021229	O	4/12/07	-75.72877	75	43	43	75°43'43"	5.751378896	5	45	4	5°45'4"	419306	635773	2136	Soil	NR	NR	NR	14	158
La Aurora	12021231	O	4/12/07	-75.72944	75	43	45	75°43'45"	5.751993136	5	45	7	5°45'7"	419240	635841	2120	Soil	NR	NR	NR	15	92
La Aurora	12021264	O	4/12/07	-75.73094	75	43	51	75°43'51"	5.754958206	5	45	17	5°45'17"	419074	636169	2046	Soil	NR	NR	NR	8	108

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
La Aurora	12021265	O	4/12/07	-75.73000	75	43	47	75°43'47"	5.755013683	5	45	18	5°45'18"	419174	636175	2057	Soil	NR	NR	NR	27	164
La Aurora	12021266	O	4/12/07	-75.72915	75	43	44	75°43'44"	5.754833855	5	45	17	5°45'17"	419273	636155	2093	Soil	NR	NR	NR	30	171
La Aurora	12021269	O	4/13/07	-75.72627	75	43	34	75°43'34"	5.755841600	5	45	21	5°45'21"	419584	636286	2206	Soil	NR	NR	NR	28	31
La Aurora	12021268	O	4/13/07	-75.72717	75	43	37	75°43'37"	5.755813312	5	45	20	5°45'20"	419495	636263	2182	Soil	NR	NR	NR	7	55
La Aurora	12021267	O	4/13/07	-75.72799	75	43	40	75°43'40"	5.755432346	5	45	19	5°45'19"	419395	636221	2151	Soil	NR	NR	NR	7	25
La Aurora	12021237	O	4/13/07	-75.73112	75	43	52	75°43'52"	5.751303517	5	45	4	5°45'4"	419051	635765	2100	Soil	NR	NR	NR	42	261
La Aurora	12021232	O	4/13/07	-75.73025	75	43	48	75°43'48"	5.752661487	5	45	9	5°45'9"	419151	635915	2094	Soil	NR	NR	NR	18	154
La Aurora	12021233	O	4/13/07	-75.73076	75	43	50	75°43'50"	5.753474936	5	45	12	5°45'12"	419096	636005	2060	Soil	NR	NR	NR	22	254
La Aurora	12021234	O	4/13/07	-75.73160	75	43	53	75°43'53"	5.753871871	5	45	13	5°45'13"	418996	636049	2044	Soil	NR	NR	NR	7	119
La Aurora	12021235	O	4/13/07	-75.73149	75	43	53	75°43'53"	5.752913170	5	45	10	5°45'10"	419019	635943	2061	Soil	NR	NR	NR	3	147
La Aurora	12021236	O	4/13/07	-75.73159	75	43	53	75°43'53"	5.752026568	5	45	7	5°45'7"	418996	635845	2084	Soil	NR	NR	NR	10	86
La Aurora	12021238	O	4/13/07	-75.73035	75	43	49	75°43'49"	5.750598936	5	45	2	5°45'2"	419140	635687	2123	Soil	NR	NR	NR	56	236
La Aurora	12021239	O	4/13/07	-75.73123	75	43	52	75°43'52"	5.750263127	5	45	0	5°45'0"	419040	635650	2142	Soil	NR	NR	NR	11	137
La Aurora	12021240	O	4/14/07	-75.72111	75	43	15	75°43'15"	5.751388623	5	45	4	5°45'4"	420159	635773	2323	Soil	NR	NR	NR	8	196
La Aurora	12021241	O	4/14/07	-75.72211	75	43	19	75°43'19"	5.751722046	5	45	6	5°45'6"	420046	635810	2288	Soil	NR	NR	NR	10	214
La Aurora	12021242	O	4/14/07	-75.72279	75	43	22	75°43'22"	5.752589573	5	45	9	5°45'9"	419971	635906	2239	Soil	NR	NR	NR	659	546
La Aurora	12021243	O	4/14/07	-75.72344	75	43	24	75°43'24"	5.752027918	5	45	7	5°45'7"	419904	635844	2230	Soil	NR	NR	NR	28	180
La Aurora	12021278	O	4/14/07	-75.72342	75	43	24	75°43'24"	5.756116597	5	45	22	5°45'22"	419905	636296	2272	Soil	NR	NR	NR	724	697
La Aurora	12021279	O	4/14/07	-75.72320	75	43	23	75°43'23"	5.754986162	5	45	17	5°45'17"	419938	636171	2250	Soil	NR	NR	NR	455	1010
La Aurora	12021281	O	4/14/07	-75.72404	75	43	26	75°43'26"	5.754605179	5	45	16	5°45'16"	419838	636129	2207	Soil	NR	NR	NR	1820	1210
La Aurora	12021277	O	4/14/07	-75.72435	75	43	27	75°43'27"	5.756251101	5	45	22	5°45'22"	419805	636311	2266	Soil	NR	NR	NR	1090	747
La Aurora	12021244	O	4/14/07	-75.72462	75	43	28	75°43'28"	5.752196284	5	45	7	5°45'7"	419771	635863	2165	Soil	NR	NR	NR	69	143
La Aurora	12021245	O	4/14/07	-75.72552	75	43	31	75°43'31"	5.752350914	5	45	8	5°45'8"	419672	635880	2175	Soil	NR	NR	NR	263	698
La Aurora	12021246	O	4/14/07	-75.72615	75	43	34	75°43'34"	5.752549126	5	45	9	5°45'9"	419605	635902	2110	Soil	NR	NR	NR	48	96
La Aurora	12021282	O	4/14/07	-75.72502	75	43	30	75°43'30"	5.754413969	5	45	15	5°45'15"	419727	636108	2168	Soil	NR	NR	NR	51	84
La Aurora	12021283	O	4/14/07	-75.72583	75	43	33	75°43'33"	5.754168703	5	45	15	5°45'15"	419639	636081	2149	Soil	NR	NR	NR	49	93
La Aurora	12021284	O	4/14/07	-75.72665	75	43	35	75°43'35"	5.754212898	5	45	15	5°45'15"	419550	636086	2110	Soil	NR	NR	NR	6	15
La Aurora	12021247	O	4/14/07	-75.72723	75	43	38	75°43'38"	5.752746750	5	45	9	5°45'9"	419484	635924	2080	Soil	NR	NR	NR	37	72
La Aurora	12021289	O	4/15/07	-75.72596	75	43	33	75°43'33"	5.755091200	5	45	16	5°45'16"	419617	636183	2169	Soil	NR	NR	NR	15	46
La Aurora	12021286	O	4/15/07	-75.72872	75	43	43	75°43'43"	5.754318795	5	45	15	5°45'15"	419316	636096	2060	Soil	NR	NR	NR	62	227
La Aurora	12021287	O	4/15/07	-75.72778	75	43	39	75°43'39"	5.754627558	5	45	16	5°45'16"	419428	636132	2104	Soil	NR	NR	NR	16	16
La Aurora	12021288	O	4/15/07	-75.72679	75	43	36	75°43'36"	5.756053959	5	45	16	5°45'16"	419639	636179	2145	Soil	NR	NR	NR	6	20
La Aurora	12021401	O	4/15/07	-75.72855	75	43	42	75°43'42"	5.753233534	5	45	11	5°45'11"	419340	635978	2078	Soil	NR	NR	NR	48	175
La Aurora	12021402	O	4/15/07	-75.72809	75	43	41	75°43'41"	5.753369807	5	45	12	5°45'12"	419384	635993	2095	Soil	NR	NR	NR	877	557
La Aurora	12021403	O	4/15/07	-75.72757	75	43	39	75°43'39"	5.753589480	5	45	12	5°45'12"	419450	636015	2115	Soil	NR	NR	NR	1050	667
La Aurora	12021407	O	4/15/07	-75.72782	75	43	40	75°43'40"	5.752474632	5	45	8	5°45'8"	419417	635894	2104	Soil	NR	NR	NR	373	843
La Aurora	12021285	O	4/15/07	-75.72964	75	43	46	75°43'46"	5.754055305	5	45	14	5°45'14"	419218	636069	2059	Soil	NR	NR	NR	13	52
La Aurora	12021248	O	4/15/07	-75.72934	75	43	45	75°43'45"	5.753133028	5	45	11	5°45'11"	419251	635987	2059	Soil	NR	NR	NR	20	219
La Aurora	12021249	D	4/15/07	-75.72934	75	43	45	75°43'45"	5.753133028	5	45	11	5°45'11"	419251	635987	2059	Soil	NR	NR	NR	21	240
La Aurora	12021293	O	4/16/07	-75.72352	75	43	24	75°43'24"	5.753203752	5	45	11	5°45'11"	419893	635974	2203	Soil	NR	NR	NR	77	125
La Aurora	12021291	O	4/16/07	-75.72445	75	43	28	75°43'28"	5.753256846	5	45	11	5°45'11"	419794	635980	2167	Soil	NR	NR	NR	261	763
La Aurora	12021292	O	4/16/07	-75.72507	75	43	30	75°43'30"	5.753256066	5	45	11	5°45'11"	419727	635980	2133	Soil	NR	NR	NR	292	271
La Aurora	12021410	O	4/16/07	-75.72389	75	43	26	75°43'26"	5.749042261	5	44	58	5°44'58"	419848	635514	2304	Soil	NR	NR	NR	13	26
La Aurora	12021411	O	4/16/07	-75.72444	75	43	27	75°43'27"	5.749738091	5	44	59	5°44'59"	419793	635591	2263	Soil	NR	NR	NR	44	86
La Aurora	12021409	O	4/16/07	-75.72778	75	43	40	75°43'40"	5.751669814	5	45	6	5°45'6"	419428	635805	2132	Soil	NR	NR	NR	35	106
La Aurora	12021294	O	4/17/07	-75.71893	75	43	8	75°43'8"	5.754349319	5	45	15	5°45'15"	420403	636100	2399	Soil	NR	NR	NR	3	203
La Aurora	12021295	O	4/17/07	-75.72064	75	43	14	75°43'14"	5.755342178	5	45	19	5°45'19"	420215	636210	2321	Soil	NR	NR	NR	12	305
La Aurora	12021298	O	4/17/07	-75.71864	75	43	7	75°43'7"	5.753010910	5	45	10	5°45'10"	420436	635952	2396	Soil	NR	NR	NR	3	78
La Aurora	12021299	D	4/17/07	-75.71864	75	43	7	75°43'7"	5.753010910	5	45	10	5°45'10"	420436	635952	2396	Soil	NR	NR	NR	3	77
La Aurora	12021414	O	4/17/07	-75.71820	75	43	5	75°43'5"	5.753834624	5	45	13	5°45'13"	420480	636043	2419	Soil	NR	NR	NR	3	80
La Aurora	12021415	O	4/17/07	-75.71912	75	43	8	75°43'8"	5.753453545	5	45	12	5°45'12"	420381	636001	2362	Soil	NR	NR	NR	8	116
La Aurora	12021416	O	4/17/07	-75.72033	75	43	13	75°43'13"	5.753488202	5	45	12	5°45'12"	420248	636005	2282	Soil	NR	NR	NR	6	181
La Aurora	12021296	O	4/17/07	-75.72165	75	43	18	75°43'18"	5.755801976	5	45	20	5°45'20"	420082	636261	2289	Soil	NR	NR	NR	33	435
La Aurora	12021297	O	4/17/07	-75.72261	75	43	21	75°43'21"	5.755773880	5	45	20	5°45'20"	419993	636258	2275	Soil	NR	NR	NR	10	245
La Aurora	12021417	D	4/17/07	-75.72283	75	43	22	75°43'22"	5.754073018	5	45	14	5°45'14"	419871	636070	2195	Soil	NR	NR	NR	16	158

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
La Aurora	12021578	O	5/14/07	-75.72482	75	43	29.	75°43'29"	5.756141957	5	45	22	5°45'22"	419750	636299	2255	Soil	NR	NR	NR	652	1460
La Aurora	12021485	O	5/14/07	-75.72567	75	43	32	75°43'32"	5.755661445	5	45	20	5°45'20"	419661	636246	2238	Soil	NR	NR	NR	940	425
La Aurora	12021486	O	5/14/07	-75.72574	75	43	32	75°43'32"	5.755306584	5	45	19	5°45'19"	419650	636207	2193	Soil	NR	NR	NR	76	117
La Aurora	12021577	O	5/14/07	-75.72483	75	43	29	75°43'29"	5.755853467	5	45	20	5°45'20"	419750	636245	2232	Soil	NR	NR	NR	1205	903
La Aurora	12021484	O	5/14/07	-75.72575	75	43	32	75°43'32"	5.756186002	5	45	22	5°45'22"	419650	636304	2273	Soil	NR	NR	NR	1345	938
La Aurora	12021585	O	5/16/07	-75.72387	75	43	25	75°43'25"	5.755736106	5	45	20	5°45'20"	419860	636254	2247	Soil	NR	NR	NR	1460	927
La Aurora	12021490	O	5/16/07	-75.72481	75	43	29	75°43'29"	5.756594252	5	45	23	5°45'23"	419750	636349	2252	Soil	NR	NR	NR	317	554
La Aurora	12021491	O	5/16/07	-75.72530	75	43	31	75°43'31"	5.756647694	5	45	23	5°45'23"	419694	636355	2238	Soil	NR	NR	NR	211	499
La Aurora	12021489	O	5/16/07	-75.72531	75	43	31	75°43'31"	5.755707133	5	45	20	5°45'20"	419694	636251	2231	Soil	NR	NR	NR	1555	1350
La Aurora	12021492	O	5/16/07	-75.72577	75	43	32	75°43'32"	5.756565886	5	45	23	5°45'23"	419639	636346	2230	Soil	NR	NR	NR	767	665
La Aurora	12021498	O	5/17/07	-75.72299	75	43	22	75°43'22"	5.756171409	5	45	22	5°45'22"	419949	636302	2260	Soil	NR	NR	NR	133	159
La Aurora	12021499	O	5/17/07	-75.72300	75	43	22	75°43'22"	5.756623681	5	45	23	5°45'23"	419949	636352	2250	Soil	NR	NR	NR	620	246
La Aurora	12021586	O	5/17/07	-75.72302	75	43	22	75°43'22"	5.757265901	5	45	26	5°45'26"	419949	636423	2193	Soil	NR	NR	NR	76	174
La Aurora	12021587	O	5/17/07	-75.72411	75	43	26	75°43'26"	5.757273580	5	45	26	5°45'26"	419827	636424	2205	Soil	NR	NR	NR	346	369
La Aurora	12021493	O	5/17/07	-75.72438	75	43	27	75°43'27"	5.756612682	5	45	23	5°45'23"	419794	636351	2221	Soil	NR	NR	NR	583	655
La Aurora	12021494	O	5/17/07	-75.72395	75	43	26	75°43'26"	5.756649615	5	45	23	5°45'23"	419849	636355	2202	Soil	NR	NR	NR	622	266
La Aurora	12021588	O	5/17/07	-75.72482	75	43	29	75°43'29"	5.757496807	5	45	26	5°45'26"	419750	636449	2211	Soil	NR	NR	NR	136	305
La Aurora	12021589	O	5/17/07	-75.72571	75	43	32	75°43'32"	5.757488624	5	45	26	5°45'26"	419650	636448	2190	Soil	NR	NR	NR	309	106
La Aurora	12021591	O	5/18/07	-75.72442	75	43	27	75°43'27"	5.754043865	5	45	14	5°45'14"	419794	636067	2170	Soil	NR	NR	NR	1240	944
La Aurora	12021592	O	5/18/07	-75.72537	75	43	31	75°43'31"	5.753753168	5	45	13	5°45'13"	419694	636035	2150	Soil	NR	NR	NR	163	164
La Aurora	12021593	O	5/18/07	-75.72619	75	43	34	75°43'34"	5.753526001	5	45	12	5°45'12"	419605	636010	2101	Soil	NR	NR	NR	71	60
La Aurora	12021598	O	5/18/07	-75.72646	75	43	35	75°43'35"	5.752792968	5	45	10	5°45'10"	419572	635929	2118	Soil	NR	NR	NR	91	158
La Aurora	12021599	O	5/18/07	-75.72695	75	43	37	75°43'37"	5.753253665	5	45	11	5°45'11"	419517	635980	2120	Soil	NR	NR	NR	137	48
La Aurora	12021652	O	5/24/07	-75.72244	75	43	20	75°43'20"	5.756931944	5	45	24	5°45'24"	420016	636386	2243	Soil	NR	NR	NR	10	114
La Aurora	12021653	O	5/24/07	-75.72228	75	43	20	75°43'20"	5.757854809	5	45	28	5°45'28"	420038	636488	2183	Soil	NR	NR	NR	11	221
La Aurora	12021654	O	5/24/07	-75.72341	75	43	24	75°43'24"	5.758007154	5	45	28	5°45'28"	419905	636505	2174	Soil	NR	NR	NR	487	911
La Aurora	12021656	O	5/24/07	-75.72432	75	43	27	75°43'27"	5.758168816	5	45	29	5°45'29"	419805	636523	2189	Soil	NR	NR	NR	82	92
La Aurora	12021657	O	5/24/07	-75.72516	75	43	30	75°43'30"	5.757986837	5	45	28	5°45'28"	419706	636503	2185	Soil	NR	NR	NR	15	168
La Aurora	12021658	O	5/24/07	-75.72615	75	43	34	75°43'34"	5.757931310	5	45	28	5°45'28"	419606	636497	2188	Soil	NR	NR	NR	116	197
La Aurora	12021659	O	5/24/07	-75.72609	75	43	33	75°43'33"	5.757128315	5	45	25	5°45'25"	419606	636408	2191	Soil	NR	NR	NR	471	230
La Aurora	12021665	O	5/25/07	-75.72280	75	43	22	75°43'22"	5.755755548	5	45	20	5°45'20"	419971	636256	2259	Soil	NR	NR	NR	54	262
La Aurora	12021666	O	5/25/07	-75.72341	75	43	24	75°43'24"	5.755682416	5	45	20	5°45'20"	419905	636248	2251	Soil	NR	NR	NR	962	812
La Aurora	12021667	O	5/25/07	-75.72610	75	43	33	75°43'33"	5.756149371	5	45	22	5°45'22"	419606	636300	2217	Soil	NR	NR	NR	463	336
La Aurora	12021668	O	5/25/07	-75.72614	75	43	34	75°43'34"	5.756619700	5	45	23	5°45'23"	419606	636352	2205	Soil	NR	NR	NR	542	651
La Aurora	12022382	O	6/21/07	-75.72312	75	43	23	75°43'23"	5.755981290	5	45	21	5°45'21"	419938	636281	2260	Soil	NR	NR	NR	300	0
La Aurora	12022383	O	6/21/07	-75.72363	75	43	25	75°43'25"	5.755917317	5	45	21	5°45'21"	419883	636274	2264	Soil	NR	NR	NR	431	0
La Aurora	12022384	D	6/21/07	-75.72363	75	43	25	75°43'25"	5.755917317	5	45	21	5°45'21"	419883	636274	2264	Soil	NR	NR	NR	688	0
La Aurora	12022385	O	6/21/07	-75.72455	75	43	28	75°43'28"	5.755970422	5	45	21	5°45'21"	419783	636280	2255	Soil	NR	NR	NR	961	0
La Aurora	12021608	O	6/23/07	-75.72474	75	43	29	75°43'29"	5.754468599	5	45	16	5°45'16"	419761	636114	2183	Soil	NR	NR	NR	26	0
La Aurora	12022458	O	6/24/07	-75.72255	75	43	21	75°43'21"	5.752969601	5	45	10	5°45'10"	420004	635948	2225	Soil	NR	NR	NR	1090	0
La Aurora	12022459	O	6/24/07	-75.72298	75	43	22	75°43'22"	5.753095891	5	45	11	5°45'11"	419949	635962	2216	Soil	NR	NR	NR	190	0
La Aurora	12022460	D	6/24/07	-75.72298	75	43	22	75°43'22"	5.753095891	5	45	11	5°45'11"	419949	635962	2216	Soil	NR	NR	NR	428	0
La Aurora	12022461	O	6/24/07	-75.72339	75	43	24	75°43'24"	5.752959679	5	45	10	5°45'10"	419904	635947	2218	Soil	NR	NR	NR	103	0
La Aurora	12022462	O	6/24/07	-75.72299	75	43	22	75°43'22"	5.752562165	5	45	9	5°45'9"	419949	635903	2227	Soil	NR	NR	NR	390	0
La Aurora	12022463	O	6/24/07	-75.72257	75	43	21	75°43'21"	5.752490345	5	45	8	5°45'8"	420004	635895	2246	Soil	NR	NR	NR	78	0
La Aurora	12022464	O	6/24/07	-75.72208	75	43	19	75°43'19"	5.752500006	5	45	8	5°45'8"	420059	635896	2285	Soil	NR	NR	NR	8	0
La Aurora	12021609	O	6/24/07	-75.72412	75	43	26	75°43'26"	5.753202996	5	45	11	5°45'11"	419827	635974	2178	Soil	NR	NR	NR	401	0
La Aurora	12021612	O	6/24/07	-75.72434	75	43	27	75°43'27"	5.752965613	5	45	10	5°45'10"	419805	635950	2157	Soil	NR	NR	NR	552	0
La Aurora	12021613	O	6/24/07	-75.72461	75	43	28	75°43'28"	5.753120955	5	45	11	5°45'11"	419771	635965	2151	Soil	NR	NR	NR	450	0
La Aurora	12021614	O	6/24/07	-75.72479	75	43	29	75°43'29"	5.753301639	5	45	11	5°45'11"	419749	635985	2143	Soil	NR	NR	NR	680	0
La Aurora	12022466	O	6/25/07	-75.72215	75	43	19	75°43'19"	5.752063827	5	45	7	5°45'7"	420048	635850	2273	Soil	NR	NR	NR	9	0
La Aurora	12022465	O	6/25/07	-75.72256	75	43	21	75°43'21"	5.752291352	5	45	8	5°45'8"	420004	635873	2259	Soil	NR	NR	NR	11	0
La Aurora	12022467	O	6/25/07	-75.72258	75	43	21	75°43'21"	5.752047096	5	45	7	5°45'7"	420004	635846	2268	Soil	NR	NR	NR	3	0
La Aurora	12022468	O	6/25/07	-75.72307	75	43	23	75°43'23"	5.751992204	5	45	7	5°45'7"	419948	635840	2249	Soil	NR	NR	NR	6	0
La Aurora	12022469	O	6/25/07	-75.72350	75	43	24	75°43'24"	5.752253979	5	45	8	5°45'8"	419904	635869	2229	Soil	NR	NR	NR	17	0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
La Aurora	12021617	O	6/25/07	-75 72344	75	43	24	75°43'24"	5 754343610	5	45	15	5°45'15"	419905	636100	2213	Soil	NR	NR	NR	591	0
La Aurora	12021618	O	6/25/07	-75 72322	75	43	23	75°43'23"	5.754343897	5	45	15	5°45'15"	419927	636100	2202	Soil	NR	NR	NR	788	0
La Aurora	12021619	O	6/25/07	-75 72344	75	43	24	75°43'24"	5.754569752	5	45	16	5°45'16"	419905	636125	2219	Soil	NR	NR	NR	676	1
La Aurora	12021610	O	6/25/07	-75 72416	75	43	26	75°43'26"	5.753438126	5	45	12	5°45'12"	419827	636000	2170	Soil	NR	NR	NR	123	0
La Aurora	12021611	O	6/25/07	-75 72434	75	43	27	75°43'27"	5 753437697	5	45	12	5°45'12"	419805	636000	2160	Soil	NR	NR	NR	10	0
La Aurora	12021615	O	6/25/07	-75 72434	75	43	27	75°43'27"	5.754342464	5	45	15	5°45'15"	419805	636100	2190	Soil	NR	NR	NR	2700	479
La Aurora	12021616	O	6/25/07	-75 72412	75	43	26	75°43'26"	5.754342751	5	45	15	5°45'15"	419827	636100	2191	Soil	NR	NR	NR	1290	501
La Aurora	12021617	O	6/25/07	-75 72344	75	43	24	75°43'24"	5 754343610	5	45	15	5°45'15"	419905	636100	2213	Soil	NR	NR	NR	591	775
La Aurora	12021618	O	6/25/07	-75.72322	75	43	23	75°43'23"	5 754343897	5	45	15	5°45'15"	419927	636100	2202	Soil	NR	NR	NR	788	1245
La Aurora	12021619	O	6/25/07	-75 72344	75	43	24	75°43'24"	5 754569752	5	45	16	5°45'16"	419905	636125	2219	Soil	NR	NR	NR	676	2000
La Aurora	12022465	O	6/25/07	-75.72256	75	43	21	75°43'21"	5 752291352	5	45	8	5°45'8"	420004	635873	2259	Soil	NR	NR	NR	11	201
La Aurora	12022466	O	6/25/07	-75 72215	75	43	19	75°43'19"	5 752083827	5	45	7	5°45'7"	420048	635850	2273	Soil	NR	NR	NR	9	130
La Aurora	12022467	O	6/25/07	-75 72256	75	43	21	75°43'21"	5 752047096	5	45	7	5°45'7"	420004	635848	2268	Soil	NR	NR	NR	3	24
La Aurora	12022468	O	6/25/07	-75 72307	75	43	23	75°43'23"	5 751992204	5	45	7	5°45'7"	419948	635840	2249	Soil	NR	NR	NR	6	120
La Aurora	12022469	O	6/25/07	-75 72350	75	43	24	75°43'24"	5 752253979	5	45	8	5°45'8"	419904	635869	2229	Soil	NR	NR	NR	17	236
La Aurora	12021620	O	6/26/07	-75 72322	75	43	23	75°43'23"	5.754798180	5	45	17	5°45'17"	419927	636150	2238	Soil	NR	NR	NR	632	913
La Aurora	12021621	O	6/26/07	-75 72367	75	43	25	75°43'25"	5 754569466	5	45	16	5°45'16"	419882	636125	2214	Soil	NR	NR	NR	659	1025
La Aurora	12021624	O	6/26/07	-75 72480	75	43	29	75°43'29"	5 754115749	5	45	14	5°45'14"	419749	636075	2214	Soil	NR	NR	NR	168	170
La Aurora	12021626	O	6/26/07	-75 72457	75	43	28	75°43'28"	5 754116036	5	45	14	5°45'14"	419783	636075	2181	Soil	NR	NR	NR	422	248
La Aurora	12022471	O	6/26/07	-75 72417	75	43	27	75°43'27"	5 754785920	5	45	17	5°45'17"	419827	636149	2189	Soil	NR	NR	NR	760	861
La Aurora	12022472	O	6/26/07	-75 72392	75	43	26	75°43'26"	5 754786241	5	45	17	5°45'17"	419849	636149	2214	Soil	NR	NR	NR	2330	1530
La Aurora	12022476	O	6/26/07	-75 72347	75	43	24	75°43'24"	5 755031047	5	45	18	5°45'18"	419905	636178	2232	Soil	NR	NR	NR	518	1405
La Aurora	12021627	O	6/27/07	-75 72414	75	43	26	75°43'26"	5 754096483	5	45	14	5°45'14"	419827	636073	2160	Soil	NR	NR	NR	341	818
La Aurora	12021628	O	6/27/07	-75 72479	75	43	29	75°43'29"	5.753663466	5	45	13	5°45'13"	419749	636025	2156	Soil	NR	NR	NR	531	403
La Aurora	12021629	D	6/27/07	-75 72479	75	43	29	75°43'29"	5.753663466	5	45	13	5°45'13"	419749	636025	2156	Soil	NR	NR	NR	346	342
La Aurora	12021631	O	6/27/07	-75 72479	75	43	29	75°43'29"	5.753669607	5	45	14	5°45'14"	419749	636050	2167	Soil	NR	NR	NR	53	150
La Aurora	12021632	O	6/27/07	-75 72456	75	43	28	75°43'28"	5.753926088	5	45	14	5°45'14"	419783	636054	2142	Soil	NR	NR	NR	2630	1440
La Aurora	12022489	O	6/28/07	-75 72669	75	43	36	75°43'36"	5.756157658	5	45	22	5°45'22"	419539	636301	2179	Soil	NR	NR	NR	48	42
La Aurora	12022490	O	6/28/07	-75.72706	75	43	37	75°43'37"	5.756130049	5	45	22	5°45'22"	419495	636298	2172	Soil	NR	NR	NR	6	29
La Aurora	12022491	O	6/28/07	-75 72752	75	43	39	75°43'39"	5.756129473	5	45	22	5°45'22"	419451	636298	2153	Soil	NR	NR	NR	11	50
La Aurora	12022492	O	6/28/07	-75.72748	75	43	38	75°43'38"	5 756617965	5	45	23	5°45'23"	419451	636352	2127	Soil	NR	NR	NR	15	138
La Aurora	12022493	O	6/28/07	-75 72708	75	43	37	75°43'37"	5.756600400	5	45	23	5°45'23"	419495	636350	2157	Soil	NR	NR	NR	47	113
La Aurora	12022494	O	6/28/07	-75 72664	75	43	35	75°43'35"	5.756591919	5	45	23	5°45'23"	419551	636349	2165	Soil	NR	NR	NR	87	188
La Aurora	12022495	O	6/28/07	-75 72661	75	43	35	75°43'35"	5.757062339	5	45	25	5°45'25"	419551	636401	2179	Soil	NR	NR	NR	129	160
La Aurora	12022496	O	6/28/07	-75 72701	75	43	37	75°43'37"	5.757043730	5	45	25	5°45'25"	419506	636399	2151	Soil	NR	NR	NR	82	147
La Aurora	12022498	O	6/28/07	-75.72745	75	43	38	75°43'38"	5 757567814	5	45	27	5°45'27"	419462	636457	2120	Soil	NR	NR	NR	15	46
La Aurora	12022499	O	6/28/07	-75 72685	75	43	36	75°43'36"	5.757722382	5	45	27	5°45'27"	419529	636474	2152	Soil	NR	NR	NR	80	68
La Sola	12018001	O	3/06/07	-75 73433	75	44	3	75°44'3"	5.720272747	5	43	12	5°43'12"	418693	632335	2178	Soil	NR	NR	NR	7	71
La Sola	12018006	O	3/06/07	-75.73225	75	43	56	75°43'56"	5 719054236	5	43	8	5°43'8"	418925	632200	2243	Soil	NR	NR	NR	41	285
La Sola	12018002	O	3/06/07	-75.73402	75	44	2	75°44'2"	5.719468075	5	43	10	5°43'10"	418726	632246	2211	Soil	NR	NR	NR	17	119
La Sola	12018003	O	3/06/07	-75 73325	75	43	59	75°43'59"	5.718989636	5	43	8	5°43'8"	418814	632193	2225	Soil	NR	NR	NR	19	76
La Sola	12018004	O	3/06/07	-75.73234	75	43	56	75°43'56"	5 718538517	5	43	6	5°43'6"	418914	632143	2246	Soil	NR	NR	NR	21	148
La Sola	12018007	O	3/06/07	-75.73231	75	43	56	75°43'56"	5.719605941	5	43	10	5°43'10"	418914	632261	2239	Soil	NR	NR	NR	22	62
La Sola	12018010	O	3/07/07	-75 73072	75	43	50	75°43'50"	5.717364640	5	43	2	5°43'2"	419091	632013	2278	Soil	NR	NR	NR	12	216
La Sola	12018008	O	3/07/07	-75.73291	75	43	58	75°43'58"	5.720292650	5	43	13	5°43'13"	418859	632337	2189	Soil	NR	NR	NR	11	69
La Sola	12018015	O	3/07/07	-75.73156	75	43	53	75°43'53"	5.720267230	5	43	12	5°43'12"	419003	632334	2211	Soil	NR	NR	NR	19	205
La Sola	12018009	O	3/07/07	-75 73147	75	43	53	75°43'53"	5.717933583	5	43	4	5°43'4"	419014	632076	2274	Soil	NR	NR	NR	25	179
La Sola	12018011	O	3/07/07	-75 73085	75	43	51	75°43'51"	5.718097167	5	43	5	5°43'5"	419060	632094	2269	Soil	NR	NR	NR	8	143
La Sola	12018012	O	3/07/07	-75 73122	75	43	52	75°43'52"	5.718956046	5	43	8	5°43'8"	419036	632189	2235	Soil	NR	NR	NR	10	167
La Sola	12018014	O	3/07/07	-75 73144	75	43	53	75°43'53"	5.719643229	5	43	10	5°43'10"	419014	632265	2235	Soil	NR	NR	NR	39	173
La Sola	12018024	O	3/06/07	-75 72831	75	43	41	75°43'41"	5 718499307	5	42	59	5°42'59"	419357	631917	2331	Soil	NR	NR	NR	14	337
La Sola	12018017	O	3/06/07	-75 73012	75	43	48	75°43'48"	5.718441633	5	43	6	5°43'6"	419158	632132	2256	Soil	NR	NR	NR	10	326
La Sola	12018018	O	3/06/07	-75 72962	75	43	46	75°43'46"	5 717791168	5	43	4	5°43'4"	419213	632060	2260	Soil	NR	NR	NR	7	56
La Sola	12018019	O	3/08/07	-75 72879	75	43	43	75°43'43"	5 717267582	5	43	2	5°43'2"	419301	632002	2317	Soil	NR	NR	NR	5	76
La Sola	12018020	O	3/06/07	-75 72906	75	43	44	75°43'44"	5 718117520	5	43	5	5°43'5"	419268	632096	2282	Soil	NR	NR	NR	37	345

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
La Sola	12018021	O	3/08/07	-75.72904	75	43	46	75°43'46"	5.718831417	5	43	7	5°43'7"	419213	632175	2240	Soil	NR	NR	NR	14	135
La Sola	12018022	O	3/08/07	-75.72918	75	43	45	75°43'45"	5.718967668	5	43	8	5°43'8"	419268	632190	2246	Soil	NR	NR	NR	60	116
La Sola	12018023	O	3/08/07	-75.72831	75	43	41	75°43'41"	5.718499307	5	42	59	5°42'59"	419357	631917	2331	Soil	NR	NR	NR	13	191
La Sola	12018016	O	3/08/07	-75.73062	75	43	50	75°43'50"	5.719219129	5	43	9	5°43'9"	419102	632218	2229	Soil	NR	NR	NR	38	257
La Sola	12018101	O	3/09/07	-75.72886	75	43	36	75°43'36"	5.721349845	5	43	16	5°43'16"	419523	632453	2374	Soil	NR	NR	NR	47	131
La Sola	12018102	O	3/09/07	-75.72744	75	43	38	75°43'38"	5.720589075	5	43	14	5°43'14"	419457	632369	2333	Soil	NR	NR	NR	159	40
La Sola	12018032	O	3/09/07	-75.72743	75	43	38	75°43'38"	5.717151718	5	43	1	5°43'1"	419458	631989	2324	Soil	NR	NR	NR	7	181
La Sola	12018036	O	3/09/07	-75.72682	75	43	36	75°43'36"	5.718066109	5	43	5	5°43'5"	419523	632090	2333	Soil	NR	NR	NR	10	67
La Sola	12018108	O	3/09/07	-75.72950	75	43	48	75°43'48"	5.721898084	5	43	18	5°43'18"	419225	632514	2292	Soil	NR	NR	NR	120	322
La Sola	12018103	O	3/09/07	-75.72783	75	43	40	75°43'40"	5.721438865	5	43	17	5°43'17"	419413	632463	2355	Soil	NR	NR	NR	130	247
La Sola	12018109	O	3/09/07	-75.72895	75	43	44	75°43'44"	5.721147962	5	43	16	5°43'16"	419291	632431	2324	Soil	NR	NR	NR	173	267
La Sola	12018110	O	3/09/07	-75.73001	75	43	48	75°43'48"	5.721200913	5	43	16	5°43'16"	419189	632437	2300	Soil	NR	NR	NR	492	322
La Sola	12018029	O	3/09/07	-75.72777	75	43	39	75°43'39"	5.715315010	5	42	55	5°42'55"	419423	631786	2351	Soil	NR	NR	NR	12	122
La Sola	12018031	O	3/09/07	-75.72762	75	43	39	75°43'39"	5.716165499	5	42	58	5°42'58"	419434	631880	2339	Soil	NR	NR	NR	5	163
La Sola	12018033	O	3/09/07	-75.72823	75	43	41	75°43'41"	5.717458264	5	43	2	5°43'2"	419368	632023	2292	Soil	NR	NR	NR	6	110
La Sola	12018034	O	3/09/07	-75.72797	75	43	40	75°43'40"	5.717729955	5	43	3	5°43'3"	419390	632053	2290	Soil	NR	NR	NR	3	104
La Sola	12018035	O	3/09/07	-75.72788	75	43	39	75°43'39"	5.718173559	5	43	5	5°43'5"	419423	632102	2299	Soil	NR	NR	NR	15	180
La Sola	12018104	O	3/09/07	-75.72836	75	43	42	75°43'42"	5.722261357	5	43	20	5°43'20"	419357	632554	2311	Soil	NR	NR	NR	111	166
La Sola	12018106	O	3/09/07	-75.72893	75	43	44	75°43'44"	5.722532004	5	43	21	5°43'21"	419291	632584	2280	Soil	NR	NR	NR	84	231
La Sola	12018107	O	3/09/07	-75.73038	75	43	49	75°43'49"	5.722466835	5	43	20	5°43'20"	419136	632577	2283	Soil	NR	NR	NR	934	823
La Sola	12018026	O	3/09/07	-75.73001	75	43	48	75°43'48"	5.718741385	5	43	0	5°43'0"	419168	631944	2296	Soil	NR	NR	NR	19	150
La Sola	12018027	O	3/09/07	-75.72830	75	43	45	75°43'45"	5.718100048	5	42	57	5°42'57"	419257	631873	2321	Soil	NR	NR	NR	8	48
La Sola	12018028	O	3/09/07	-75.72861	75	43	43	75°43'43"	5.715521996	5	42	55	5°42'55"	419323	631809	2347	Soil	NR	NR	NR	13	33
La Sola	12018037	O	3/10/07	-75.72651	75	43	35	75°43'35"	5.719070568	5	43	8	5°43'8"	419556	632201	2339	Soil	NR	NR	NR	43	220
La Sola	12018038	O	3/10/07	-75.72742	75	43	38	75°43'38"	5.718707586	5	43	7	5°43'7"	419457	632161	2298	Soil	NR	NR	NR	79	103
La Sola	12018040	O	3/10/07	-75.72753	75	43	39	75°43'39"	5.719340646	5	43	9	5°43'9"	419448	632231	2275	Soil	NR	NR	NR	80	312
La Sola	12018039	O	3/10/07	-75.72820	75	43	41	75°43'41"	5.719122702	5	43	8	5°43'8"	419379	632207	2269	Soil	NR	NR	NR	42	118
La Sola	12018041	O	3/10/07	-75.72788	75	43	40	75°43'40"	5.719964363	5	43	11	5°43'11"	419412	632300	2270	Soil	NR	NR	NR	140	552
La Sola	12018111	O	3/10/07	-75.73120	75	43	52	75°43'52"	5.721271760	5	43	16	5°43'16"	419036	632445	2263	Soil	NR	NR	NR	524	846
La Sola	12018112	O	3/10/07	-75.73231	75	43	56	75°43'56"	5.721143704	5	43	16	5°43'16"	418914	632431	2229	Soil	NR	NR	NR	421	649
La Sola	12018114	O	3/10/07	-75.73362	75	44	1	75°44'1"	5.721196305	5	43	16	5°43'16"	418770	632437	2195	Soil	NR	NR	NR	17	151
La Sola	12018048	O	3/12/07	-75.72741	75	43	38	75°43'38"	5.723194265	5	43	23	5°43'23"	419457	632657	2332	Soil	NR	NR	NR	13	95
La Sola	12018049	D	3/12/07	-75.72741	75	43	38	75°43'38"	5.723194265	5	43	23	5°43'23"	419457	632657	2332	Soil	NR	NR	NR	14	138
La Sola	12018051	O	3/12/07	-75.72653	75	43	35	75°43'35"	5.722815466	5	43	22	5°43'22"	419557	632615	2350	Soil	NR	NR	NR	14	116
La Sola	12018046	O	3/12/07	-75.72899	75	43	44	75°43'44"	5.722957071	5	43	22	5°43'22"	419291	632631	2302	Soil	NR	NR	NR	66	232
La Sola	12018047	O	3/12/07	-75.72834	75	43	42	75°43'42"	5.723681551	5	43	25	5°43'25"	419358	632711	2313	Soil	NR	NR	NR	10	106
La Sola	12018052	O	3/13/07	-75.72647	75	43	35	75°43'35"	5.719675691	5	43	11	5°43'11"	419568	632290	2340	Soil	NR	NR	NR	68	158
La Sola	12018053	O	3/13/07	-75.72655	75	43	35	75°43'35"	5.720688704	5	43	15	5°43'15"	419557	632402	2342	Soil	NR	NR	NR	36	93
La Sola	12018054	O	3/13/07	-75.72611	75	43	33	75°43'33"	5.721664289	5	43	18	5°43'18"	419601	632512	2378	Soil	NR	NR	NR	78	89
La Sola	12018056	O	3/13/07	-75.72916	75	43	44	75°43'44"	5.724176030	5	43	27	5°43'27"	419269	632766	2314	Soil	NR	NR	NR	18	174
La Sola	12018057	O	3/13/07	-75.72991	75	43	47	75°43'47"	5.724593177	5	43	28	5°43'28"	419181	632812	2306	Soil	NR	NR	NR	18	117
La Sola	12018058	O	3/13/07	-75.73069	75	43	50	75°43'50"	5.724167030	5	43	27	5°43'27"	419092	632765	2301	Soil	NR	NR	NR	137	146
La Sola	12018123	O	3/13/07	-75.73165	75	43	53	75°43'53"	5.722861325	5	43	22	5°43'22"	418992	632623	2215	Soil	NR	NR	NR	343	809
La Sola	12018122	O	3/13/07	-75.73139	75	43	53	75°43'53"	5.722266542	5	43	20	5°43'20"	419014	632556	2238	Soil	NR	NR	NR	1120	2950
La Sola	12018124	D	3/13/07	-75.73165	75	43	53	75°43'53"	5.722861325	5	43	22	5°43'22"	418992	632623	2215	Soil	NR	NR	NR	264	812
La Sola	12018126	O	3/13/07	-75.73212	75	43	55	75°43'55"	5.722319694	5	43	20	5°43'20"	418937	632561	2228	Soil	NR	NR	NR	565	448
La Sola	12018127	O	3/13/07	-75.73285	75	43	58	75°43'58"	5.722264686	5	43	20	5°43'20"	418859	632555	2219	Soil	NR	NR	NR	39	282
La Sola	12018128	O	3/13/07	-75.73362	75	44	1	75°44'1"	5.722960221	5	43	22	5°43'22"	418771	632632	2224	Soil	NR	NR	NR	14	120
La Sola	12018129	O	3/13/07	-75.73489	75	44	5	75°44'5"	5.722886226	5	43	22	5°43'22"	418627	632624	2198	Soil	NR	NR	NR	17	136
La Sola	12018059	O	3/13/07	-75.73159	75	43	53	75°43'53"	5.723722641	5	43	25	5°43'25"	418992	632716	2269	Soil	NR	NR	NR	60	114
La Sola	12018060	O	3/13/07	-75.73241	75	43	56	75°43'56"	5.723341874	5	43	24	5°43'24"	418904	632674	2262	Soil	NR	NR	NR	45	157
La Sola	12018061	O	3/14/07	-75.72616	75	43	34	75°43'34"	5.723774779	5	43	25	5°43'25"	419601	632721	2338	Soil	NR	NR	NR	8	25
La Sola	12018062	O	3/14/07	-75.72647	75	43	35	75°43'35"	5.724796551	5	43	29	5°43'29"	419568	632834	2334	Soil	NR	NR	NR	5	59
La Sola	12018063	O	3/14/07	-75.72661	75	43	35	75°43'35"	5.725756210	5	43	32	5°43'32"	419546	632940	2332	Soil	NR	NR	NR	3	34
La Sola	12018064	O	3/14/07	-75.72714	75	43	37	75°43'37"	5.726496280	5	43	35	5°43'35"	419491	633022	2333	Soil	NR	NR	NR	3	137

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
La Sola	12018135	O	3/14/07	-75 72585	75	43	33	75°43'33"	5.720591077	5	43	14	5°43'14"	419634	632369	2317	Soil	NR	NR	NR	55	106
La Sola	12018136	O	3/14/07	-75 72565	75	43	32	75°43'32"	5.719343024	5	43	9	5°43'9"	419656	632231	2317	Soil	NR	NR	NR	255	272
La Sola	12018137	O	3/14/07	-75 72587	75	43	33	75°43'33"	5.716790963	5	43	7	5°43'7"	419634	632170	2310	Soil	NR	NR	NR	205	230
La Sola	12018138	O	3/14/07	-75 72834	75	43	34	75°43'34"	5.716854594	5	43	0	5°43'0"	419578	631956	2297	Soil	NR	NR	NR	7	27
La Sola	12018066	O	3/14/07	-75 72710	75	43	37	75°43'37"	5.722109173	5	43	19	5°43'19"	419490	632537	2321	Soil	NR	NR	NR	39	100
La Sola	12018131	O	3/14/07	-75.72948	75	43	46	75°43'46"	5.720387466	5	43	13	5°43'13"	419235	632347	2271	Soil	NR	NR	NR	115	244
La Sola	12018132	O	3/14/07	-75 73030	75	43	49	75°43'49"	5.720350252	5	43	13	5°43'13"	419138	632343	2263	Soil	NR	NR	NR	103	244
La Sola	12018065	O	3/14/07	-75 72771	75	43	39	75°43'39"	5.727228269	5	43	38	5°43'38"	419425	633103	2318	Soil	NR	NR	NR	3	86
La Sola	12018067	O	3/14/07	-75 72954	75	43	48	75°43'48"	5.723354380	5	43	24	5°43'24"	419225	632675	2294	Soil	NR	NR	NR	25	240
La Sola	12018068	O	3/14/07	-75 73037	75	43	49	75°43'49"	5.723751344	5	43	25	5°43'25"	419136	632719	2262	Soil	NR	NR	NR	32	48
La Sola	12018141	O	3/15/07	-75 72455	75	43	28	75°43'28"	5.722329503	5	43	20	5°43'20"	419778	632561	2286	Soil	NR	NR	NR	10	119
La Sola	12018142	O	3/15/07	-75 72514	75	43	30	75°43'30"	5.723034313	5	43	22	5°43'22"	419712	632639	2322	Soil	NR	NR	NR	3	111
La Sola	12018143	O	3/15/07	-75 72559	75	43	32	75°43'32"	5.724083052	5	43	26	5°43'26"	419657	632755	2317	Soil	NR	NR	NR	8	6
La Sola	12018144	O	3/15/07	-75 72572	75	43	32	75°43'32"	5.725249765	5	43	30	5°43'30"	419646	632884	2306	Soil	NR	NR	NR	3	112
La Sola	12018145	O	3/15/07	-75 72620	75	43	34	75°43'34"	5.726352751	5	43	34	5°43'34"	419602	633006	2323	Soil	NR	NR	NR	9	16
La Sola	12018146	O	3/15/07	-75 72660	75	43	35	75°43'35"	5.727021616	5	43	37	5°43'37"	419546	633080	2306	Soil	NR	NR	NR	3	119
La Sola	12018139	O	3/15/07	-75 72570	75	43	32	75°43'32"	5.717796155	5	43	4	5°43'4"	419656	632060	2274	Soil	NR	NR	NR	11	128
La Sola	12018140	O	3/15/07	-75 72510	75	43	30	75°43'30"	5.721297599	5	43	16	5°43'16"	419723	632447	2275	Soil	NR	NR	NR	20	74
La Sola	12018076	O	3/15/07	-75 73286	75	43	58	75°43'58"	5.716710624	5	43	0	5°43'0"	418856	631941	2255	Soil	NR	NR	NR	3	101
La Sola	12018077	O	3/15/07	-75 73200	75	43	56	75°43'55"	5.716585079	5	42	59	5°42'59"	418947	631927	2266	Soil	NR	NR	NR	3	238
La Sola	12018078	O	3/15/07	-75 73114	75	43	52	75°43'52"	5.716794222	5	43	0	5°43'0"	419047	631950	2287	Soil	NR	NR	NR	3	69
La Sola	12018069	O	3/15/07	-75 73468	75	44	4	75°44'4"	5.719014937	5	43	8	5°43'8"	418648	632196	2194	Soil	NR	NR	NR	3	40
La Sola	12018070	O	3/15/07	-75 73506	75	44	6	75°44'6"	5.718236525	5	43	5	5°43'5"	418615	632110	2218	Soil	NR	NR	NR	3	258
La Sola	12018071	O	3/15/07	-75 73550	75	44	7	75°44'7"	5.718778709	5	43	7	5°43'7"	418560	632170	2190	Soil	NR	NR	NR	5	134
La Sola	12018072	O	3/15/07	-75 73447	75	44	4	75°44'4"	5.717549817	5	43	3	5°43'3"	418681	632034	2236	Soil	NR	NR	NR	3	177
La Sola	12018073	O	3/15/07	-75 73383	75	44	1	75°44'1"	5.717324749	5	43	2	5°43'2"	418770	632009	2253	Soil	NR	NR	NR	3	66
La Sola	12018074	D	3/15/07	-75 73363	75	44	1	75°44'1"	5.717324749	5	43	2	5°43'2"	418770	632009	2253	Soil	NR	NR	NR	9	101
La Sola	12018079	O	3/16/07	-75 73041	75	43	49	75°43'49"	5.716134819	5	42	58	5°42'58"	419124	631877	2298	Soil	NR	NR	NR	3	46
La Sola	12018081	O	3/16/07	-75.72979	75	43	47	75°43'47"	5.715402912	5	42	55	5°42'55"	419201	631796	2317	Soil	NR	NR	NR	3	52
La Sola	12018082	O	3/16/07	-75 72905	75	43	44	75°43'44"	5.714861100	5	42	53	5°42'53"	419279	631736	2344	Soil	NR	NR	NR	5	125
La Sola	12018083	O	3/16/07	-75 73182	75	43	54	75°43'54"	5.717281826	5	43	2	5°43'2"	418969	632004	2257	Soil	NR	NR	NR	3	66
La Sola	12018084	O	3/16/07	-75 73274	75	43	57	75°43'57"	5.717778163	5	43	4	5°43'4"	418870	632059	2246	Soil	NR	NR	NR	3	118
La Sola	12018085	O	3/16/07	-75 73351	75	44	0	75°44'0"	5.718148055	5	43	5	5°43'5"	418781	632100	2244	Soil	NR	NR	NR	3	330
La Sola	12018086	O	3/16/07	-75 73431	75	44	3	75°44'3"	5.718606356	5	43	6	5°43'6"	418693	632151	2201	Soil	NR	NR	NR	3	101
La Sola	12018201	O	3/16/07	-75 73393	75	44	2	75°44'2"	5.716157466	5	42	58	5°42'58"	418736	631860	2208	Soil	NR	NR	NR	3	29
La Sola	12018152	O	3/16/07	-75 73546	75	44	7	75°44'7"	5.716164536	5	42	58	5°42'58"	418559	631881	2201	Soil	NR	NR	NR	3	29
La Sola	12018149	O	3/16/07	-75 73617	75	44	10	75°44'10"	5.715250033	5	42	54	5°42'54"	418493	631780	2166	Soil	NR	NR	NR	3	29
La Sola	12018151	O	3/16/07	-75 73641	75	44	11	75°44'11"	5.716507079	5	42	59	5°42'59"	418460	631919	2193	Soil	NR	NR	NR	3	25
La Sola	12018153	O	3/16/07	-75.73458	75	44	4	75°44'4"	5.716816968	5	43	0	5°43'0"	418659	631953	2218	Soil	NR	NR	NR	6	11
La Sola	12018154	O	3/16/07	-75 73577	75	44	8	75°44'8"	5.717123006	5	43	1	5°43'1"	418537	631987	2192	Soil	NR	NR	NR	3	36
La Sola	12015999	O	3/16/07	-75 73325	75	43	59	75°43'59"	5.716558352	5	42	59	5°42'59"	418814	631924	2266	Soil	NR	NR	NR	6	116
La Sola	12018202	O	3/16/07	-75 73458	75	44	4	75°44'4"	5.715460118	5	42	55	5°42'55"	418659	631803	2190	Soil	NR	NR	NR	3	21
La Sola	12018203	O	3/16/07	-75.73497	75	44	5	75°44'5"	5.714654558	5	42	52	5°42'52"	418626	631714	2173	Soil	NR	NR	NR	3	16
La Sola	12018156	O	3/16/07	-75 73609	75	44	9	75°44'9"	5.714182749	5	42	51	5°42'51"	418493	631662	2153	Soil	NR	NR	NR	5	14
La Sola	12018204	O	3/16/07	-75 73532	75	44	7	75°44'7"	5.713803815	5	42	49	5°42'49"	418561	631620	2156	Soil	NR	NR	NR	3	24
La Sola	12018088	O	3/17/07	-75 73217	75	43	55	75°43'55"	5.712161528	5	42	43	5°42'43"	418935	631438	2209	Soil	NR	NR	NR	3	41
La Sola	12018089	O	3/17/07	-75 73129	75	43	52	75°43'52"	5.712260237	5	42	44	5°42'44"	419024	631451	2226	Soil	NR	NR	NR	3	30
La Sola	12018090	O	3/17/07	-75 73041	75	43	49	75°43'49"	5.712570813	5	42	45	5°42'45"	419124	631483	2241	Soil	NR	NR	NR	3	23
La Sola	12018091	O	3/17/07	-75 73189	75	43	54	75°43'54"	5.713238319	5	42	47	5°42'47"	418958	631557	2187	Soil	NR	NR	NR	3	25
La Sola	12018182	O	3/17/07	-75 73259	75	43	57	75°43'57"	5.716137012	5	42	54	5°42'54"	418891	631767	2203	Soil	NR	NR	NR	3	52
La Sola	12018206	O	3/17/07	-75 73237	75	43	56	75°43'56"	5.715851906	5	42	57	5°42'57"	418903	631846	2219	Soil	NR	NR	NR	6	10
La Sola	12018207	O	3/17/07	-75 73137	75	43	52	75°43'52"	5.715880322	5	42	57	5°42'57"	419024	631849	2233	Soil	NR	NR	NR	3	24
La Sola	12018208	O	3/17/07	-75 73193	75	43	54	75°43'54"	5.715318768	5	42	55	5°42'55"	418958	631787	2213	Soil	NR	NR	NR	3	79
La Sola	12018209	O	3/17/07	-75 73077	75	43	50	75°43'50"	5.715401660	5	42	55	5°42'55"	419091	631796	2252	Soil	NR	NR	NR	5	16
La Sola	12018210	O	3/17/07	-75 72975	75	43	47	75°43'47"	5.713222950	5	42	47	5°42'47"	419201	631555	2256	Soil	NR	NR	NR	3	45

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
La Sola	12018211	O	3/17/07	-75.72962	75	43	46	75°43'46"	5.714145770	5	42	50	5°42'50"	418212	631657	2330	Soil	NR	NR	NR	3	20
La Sola	12018160	O	3/17/07	-75.73365	75	44	1	75°44'1"	5.714837156	5	42	53	5°42'53"	418770	631734	2183	Soil	NR	NR	NR	3	20
La Sola	12018161	O	3/17/07	-75.73333	75	43	59	75°43'59"	5.715696910	5	42	56	5°42'56"	418803	631829	2209	Soil	NR	NR	NR	3	22
La Sola	12018087	O	3/17/07	-75.73307	75	43	59	75°43'59"	5.712160377	5	42	43	5°42'43"	418836	631438	2166	Soil	NR	NR	NR	3	38
La Sola	12018092	O	3/17/07	-75.73405	75	44	2	75°44'2"	5.712068683	5	42	43	5°42'43"	418725	631428	2134	Soil	NR	NR	NR	13	296
La Sola	12018093	O	3/17/07	-75.73629	75	44	10	75°44'10"	5.711685681	5	42	42	5°42'42"	418470	631386	2095	Soil	NR	NR	NR	3	50
La Sola	12018157	O	3/17/07	-75.73472	75	44	4	75°44'4"	5.711841666	5	42	42	5°42'42"	418647	631403	2111	Soil	NR	NR	NR	3	23
La Sola	12018158	O	3/17/07	-75.73440	75	44	3	75°44'3"	5.712846152	5	42	46	5°42'46"	418681	631514	2133	Soil	NR	NR	NR	3	20
La Sola	12018159	O	3/17/07	-75.73401	75	44	2	75°44'2"	5.713914037	5	42	50	5°42'50"	418725	631632	2156	Soil	NR	NR	NR	3	36
La Sola	12018163	O	3/17/07	-75.73311	75	43	59	75°43'59"	5.713607637	5	42	48	5°42'48"	418825	631598	2159	Soil	NR	NR	NR	3	23
La Sola	12018164	O	3/17/07	-75.73618	75	44	10	75°44'10"	5.712482038	5	42	44	5°42'44"	418492	631474	2104	Soil	NR	NR	NR	3	46
La Sola	12018165	O	3/17/07	-75.73658	75	44	11	75°44'11"	5.713123770	5	42	47	5°42'47"	418437	631545	2111	Soil	NR	NR	NR	3	7
Tenedor	12015854	O	2/13/07	-75.75865	75	45	31	75°45'31"	5.747061377	5	44	49	5°44'49"	416006	635300	2316	Soil	NR	NR	NR	28	574
Tenedor	12015857	O	2/13/07	-75.75865	75	45	31	75°45'31"	5.746663371	5	44	47	5°44'47"	416006	635256	2297	Soil	NR	NR	NR	156	1210
Tenedor	12015859	O	2/13/07	-75.75956	75	45	34	75°45'34"	5.746680262	5	44	48	5°44'48"	415906	635258	2314	Soil	NR	NR	NR	389	2010
Tenedor	12015851	O	2/13/07	-75.75997	75	45	35	75°45'35"	5.746643527	5	44	47	5°44'47"	415862	635254	2332	Soil	NR	NR	NR	131	222
Tenedor	12015852	O	2/13/07	-75.75956	75	45	34	75°45'34"	5.747060177	5	44	49	5°44'49"	415906	635300	2336	Soil	NR	NR	NR	358	1090
Tenedor	12015853	O	2/13/07	-75.75910	75	45	32	75°45'32"	5.747060777	5	44	49	5°44'49"	415950	635300	2330	Soil	NR	NR	NR	78	124
Tenedor	12015858	O	2/13/07	-75.75910	75	45	32	75°45'32"	5.746608497	5	44	47	5°44'47"	415950	635250	2314	Soil	NR	NR	NR	453	3100
Tenedor	12015872	O	2/14/07	-75.75865	75	45	31	75°45'31"	5.747513657	5	44	51	5°44'51"	416006	635350	2324	Soil	NR	NR	NR	24	261
Tenedor	12015871	O	2/14/07	-75.76001	75	45	36	75°45'36"	5.747014348	5	44	49	5°44'49"	415862	635295	2316	Soil	NR	NR	NR	167	2300
Tenedor	12015873	O	2/14/07	-75.75915	75	45	32	75°45'32"	5.747558225	5	44	51	5°44'51"	415951	635355	2323	Soil	NR	NR	NR	57	959
Tenedor	12015874	O	2/14/07	-75.75956	75	45	34	75°45'34"	5.747512457	5	44	51	5°44'51"	415906	635350	2312	Soil	NR	NR	NR	73	1675
Tenedor	12015831	O	2/14/07	-75.75865	75	45	31	75°45'31"	5.746084452	5	44	45	5°44'45"	416006	635192	2265	Soil	NR	NR	NR	279	2180
Tenedor	12015832	O	2/14/07	-75.75913	75	45	32	75°45'32"	5.746065725	5	44	45	5°44'45"	415950	635190	2282	Soil	NR	NR	NR	225	2400
Tenedor	12015833	O	2/14/07	-75.75949	75	45	34	75°45'34"	5.746137610	5	44	46	5°44'46"	415906	635198	2293	Soil	NR	NR	NR	755	3950
Tenedor	12015835	O	2/14/07	-75.76000	75	45	35	75°45'35"	5.746082663	5	44	45	5°44'45"	415862	635192	2322	Soil	NR	NR	NR	411	464
Tenedor	12015836	O	2/14/07	-75.76049	75	45	37	75°45'37"	5.746199595	5	44	46	5°44'46"	415806	635205	2335	Soil	NR	NR	NR	410	1050
Tenedor	12015837	O	2/14/07	-75.76090	75	45	39	75°45'39"	5.746135735	5	44	46	5°44'48"	415751	635198	2314	Soil	NR	NR	NR	165	436
Tenedor	12015838	O	2/14/07	-75.76142	75	45	41	75°45'41"	5.746107900	5	44	45	5°44'45"	415696	635195	2318	Soil	NR	NR	NR	63	1050
Tenedor	12015860	O	2/14/07	-75.76046	75	45	37	75°45'37"	5.746651923	5	44	47	5°44'47"	415806	635255	2312	Soil	NR	NR	NR	157	1390
Tenedor	12015866	O	2/14/07	-75.76096	75	45	39	75°45'39"	5.746615060	5	44	47	5°44'47"	415751	635251	2298	Soil	NR	NR	NR	3	30
Tenedor	12015867	O	2/14/07	-75.76136	75	45	40	75°45'40"	5.746695949	5	44	48	5°44'48"	415696	635260	2321	Soil	NR	NR	NR	45	273
Tenedor	12015868	O	2/14/07	-75.76141	75	45	41	75°45'41"	5.747102940	5	44	49	5°44'49"	415696	635305	2307	Soil	NR	NR	NR	47	577
Tenedor	12015869	O	2/14/07	-75.76088	75	45	39	75°45'39"	5.747058410	5	44	49	5°44'49"	415751	635300	2305	Soil	NR	NR	NR	52	1725
Tenedor	12015870	O	2/14/07	-75.76041	75	45	37	75°45'37"	5.747059036	5	44	49	5°44'49"	415807	635300	2298	Soil	NR	NR	NR	269	2230
Tenedor	12015885	O	2/15/07	-75.76001	75	45	36	75°45'36"	5.747964137	5	44	52	5°44'52"	415862	635400	2309	Soil	NR	NR	NR	61	204
Tenedor	12015876	O	2/15/07	-75.76001	75	45	36	75°45'36"	5.747511657	5	44	51	5°44'51"	415862	635350	2307	Soil	NR	NR	NR	42	716
Tenedor	12015886	O	2/15/07	-75.75958	75	45	34	75°45'34"	5.747828519	5	44	52	5°44'52"	415895	635396	2289	Soil	NR	NR	NR	69	1405
Tenedor	12015844	O	2/15/07	-75.75998	75	45	35	75°45'35"	5.745748000	5	44	44	5°44'44"	415862	635155	2285	Soil	NR	NR	NR	468	705
Tenedor	12015845	O	2/15/07	-75.75980	75	45	34	75°45'34"	5.745784687	5	44	44	5°44'44"	415895	635159	2270	Soil	NR	NR	NR	691	1870
Tenedor	12015846	O	2/15/07	-75.75903	75	45	32	75°45'32"	5.745713078	5	44	44	5°44'44"	415961	635151	2250	Soil	NR	NR	NR	321	2300
Tenedor	12015841	O	2/15/07	-75.76042	75	45	37	75°45'37"	5.745693138	5	44	44	5°44'44"	415806	635149	2281	Soil	NR	NR	NR	379	662
Tenedor	12015839	O	2/15/07	-75.76132	75	45	40	75°45'40"	5.745737175	5	44	44	5°44'44"	415707	635154	2282	Soil	NR	NR	NR	140	639
Tenedor	12015840	O	2/15/07	-75.76090	75	45	39	75°45'39"	5.745728683	5	44	44	5°44'44"	415751	635153	2277	Soil	NR	NR	NR	106	429
Tenedor	12015877	O	2/15/07	-75.76046	75	45	37	75°45'37"	5.747420799	5	44	50	5°44'50"	415807	635340	2277	Soil	NR	NR	NR	88	442
Tenedor	12015878	O	2/15/07	-75.76096	75	45	39	75°45'39"	5.747510558	5	44	51	5°44'51"	415751	635350	2273	Soil	NR	NR	NR	69	733
Tenedor	12015879	D	2/15/07	-75.76096	75	45	39	75°45'39"	5.747510558	5	44	51	5°44'51"	415751	635350	2273	Soil	NR	NR	NR	107	804
Tenedor	12015881	O	2/15/07	-75.76136	75	45	40	75°45'40"	5.747510052	5	44	51	5°44'51"	415696	635350	2300	Soil	NR	NR	NR	57	331
Tenedor	12015882	O	2/15/07	-75.76135	75	45	40	75°45'40"	5.747962344	5	44	52	5°44'52"	415696	635400	2290	Soil	NR	NR	NR	91	384
Tenedor	12015883	O	2/15/07	-75.76109	75	45	39	75°45'39"	5.747917465	5	44	52	5°44'52"	415740	635395	2273	Soil	NR	NR	NR	38	497
Tenedor	12015884	O	2/15/07	-75.76044	75	45	37	75°45'37"	5.747963580	5	44	52	5°44'52"	415807	635400	2294	Soil	NR	NR	NR	42	1020
Tenedor	12015888	O	2/16/07	-75.75865	75	45	31	75°45'31"	5.747965938	5	44	52	5°44'52"	416006	635400	2296	Soil	NR	NR	NR	72	751
Tenedor	12015889	O	2/16/07	-75.75865	75	45	31	75°45'31"	5.748418218	5	44	54	5°44'54"	416006	635450	2307	Soil	NR	NR	NR	34	176
Tenedor	12015887	O	2/16/07	-75.75902	75	45	32	75°45'32"	5.747965446	5	44	52	5°44'52"	415962	635400	2284	Soil	NR	NR	NR	56	714

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Tenedor	12015890	O	2/16/07	-75.75897	75	45	32	75°45'32"	5.748372570	5	44	54	5°44'54"	415973	635445	2278	Soil	NR	NR	NR	43	264
Tenedor	12015847	O	2/16/07	-75.75867	75	45	31	75°45'31"	5.745823102	5	44	44	5°44'44"	415995	635141	2238	Soil	NR	NR	NR	534	1770
Tenedor	12015848	D	2/16/07	-75.75867	75	45	31	75°45'31"	5.745823102	5	44	44	5°44'44"	415995	635141	2238	Soil	NR	NR	NR	559	2030
Tenedor	12015849	O	2/16/07	-75.75912	75	45	32	75°45'32"	5.745197359	5	44	42	5°44'42"	415950	635094	2222	Soil	NR	NR	NR	415	2770
Tenedor	12015951	O	2/16/07	-75.75948	75	45	34	75°45'34"	5.745296381	5	44	43	5°44'43"	415906	635105	2229	Soil	NR	NR	NR	823	1635
Tenedor	12015952	O	2/16/07	-75.75991	75	45	35	75°45'35"	5.745277713	5	44	42	5°44'42"	415862	635103	2255	Soil	NR	NR	NR	325	1070
Tenedor	12015953	O	2/17/07	-75.75965	75	45	34	75°45'34"	5.748444034	5	44	54	5°44'54"	415895	635453	2298	Soil	NR	NR	NR	130	813
Tenedor	12015954	O	2/17/07	-75.76002	75	45	36	75°45'36"	5.748398313	5	44	54	5°44'54"	415851	635448	2302	Soil	NR	NR	NR	108	220
Tenedor	12015894	O	2/17/07	-75.76038	75	45	37	75°45'37"	5.745168541	5	44	42	5°44'42"	415806	635091	2255	Soil	NR	NR	NR	336	1365
Tenedor	12015896	O	2/17/07	-75.76091	75	45	39	75°45'39"	5.745294482	5	44	43	5°44'43"	415751	635105	2250	Soil	NR	NR	NR	73	3240
Tenedor	12015895	O	2/17/07	-75.76091	75	45	39	75°45'39"	5.745294482	5	44	43	5°44'43"	415751	635105	2250	Soil	NR	NR	NR	183	1285
Tenedor	12015957	O	2/17/07	-75.76062	75	45	38	75°45'38"	5.748388462	5	44	54	5°44'54"	415785	635447	2274	Soil	NR	NR	NR	45	592
Tenedor	12015958	O	2/17/07	-75.76087	75	45	39	75°45'39"	5.748442411	5	44	54	5°44'54"	415751	635453	2274	Soil	NR	NR	NR	38	485
Tenedor	12015959	O	2/17/07	-75.76139	75	45	41	75°45'41"	5.748423622	5	44	54	5°44'54"	415696	635451	2271	Soil	NR	NR	NR	40	135
Tenedor	12015960	O	2/17/07	-75.76194	75	45	42	75°45'42"	5.748450024	5	44	54	5°44'54"	415641	635454	2259	Soil	NR	NR	NR	38	130
Tenedor	12015963	O	2/19/07	-75.75819	75	45	29	75°45'29"	5.746636845	5	44	47	5°44'47"	416050	635253	2280	Soil	NR	NR	NR	115	659
Tenedor	12015964	O	2/19/07	-75.75820	75	45	29	75°45'29"	5.747107205	5	44	49	5°44'49"	416050	635305	2319	Soil	NR	NR	NR	47	341
Tenedor	12015965	O	2/19/07	-75.75820	75	45	29	75°45'29"	5.747559485	5	44	51	5°44'51"	416050	635355	2345	Soil	NR	NR	NR	53	201
Tenedor	12015898	O	2/19/07	-75.76000	75	45	36	75°45'36"	5.744798178	5	44	41	5°44'41"	415862	635050	2246	Soil	NR	NR	NR	66	353
Tenedor	12015899	D	2/19/07	-75.76000	75	45	36	75°45'36"	5.744798178	5	44	41	5°44'41"	415862	635050	2246	Soil	NR	NR	NR	104	674
Tenedor	12015976	O	2/19/07	-75.76037	75	45	37	75°45'37"	5.744779604	5	44	41	5°44'41"	415817	635048	2233	Soil	NR	NR	NR	226	2410
Tenedor	12015978	O	2/19/07	-75.75919	75	45	33	75°45'33"	5.744365067	5	44	39	5°44'39"	415939	635002	2237	Soil	NR	NR	NR	35	289
Tenedor	12015977	O	2/19/07	-75.76091	75	45	39	75°45'39"	5.744806020	5	44	41	5°44'41"	415751	635061	2237	Soil	NR	NR	NR	119	1565
Tenedor	12015991	O	2/20/07	-75.75774	75	45	27	75°45'27"	5.749776282	5	44	59	5°44'59"	416106	635600	2263	Soil	NR	NR	NR	28	73
Tenedor	12015968	O	2/20/07	-75.75821	75	45	29	75°45'29"	5.748871066	5	44	55	5°44'55"	416050	635500	2301	Soil	NR	NR	NR	46	81
Tenedor	12015969	O	2/20/07	-75.75813	75	45	29	75°45'29"	5.749350611	5	44	57	5°44'57"	416062	635553	2296	Soil	NR	NR	NR	60	80
Tenedor	12015970	O	2/20/07	-75.75812	75	45	29	75°45'29"	5.749974769	5	44	59	5°44'59"	416062	635622	2276	Soil	NR	NR	NR	45	101
Tenedor	12015971	O	2/20/07	-75.75821	75	45	29	75°45'29"	5.750246018	5	45	0	5°45'0"	416051	635652	2239	Soil	NR	NR	NR	35	104
Tenedor	12015972	O	2/20/07	-75.75774	75	45	27	75°45'27"	5.750210459	5	45	0	5°45'0"	416106	635648	2248	Soil	NR	NR	NR	32	74
Tenedor	12015973	O	2/20/07	-75.75775	75	45	27	75°45'27"	5.749333023	5	44	57	5°44'57"	416095	635551	2267	Soil	NR	NR	NR	47	200
Tenedor	12015974	D	2/20/07	-75.75775	75	45	27	75°45'27"	5.749333023	5	44	57	5°44'57"	416095	635551	2267	Soil	NR	NR	NR	48	195
Tenedor	12015979	O	2/20/07	-75.75866	75	45	31	75°45'31"	5.748870498	5	44	55	5°44'55"	416006	635500	2268	Soil	NR	NR	NR	43	72
Tenedor	12015985	O	2/20/07	-75.75775	75	45	27	75°45'27"	5.748871697	5	44	55	5°44'55"	416095	635500	2268	Soil	NR	NR	NR	48	94
Tenedor	12015933	O	2/20/07	-75.75776	75	45	27	75°45'27"	5.747505799	5	44	51	5°44'51"	416095	635349	2335	Soil	NR	NR	NR	52	168
Tenedor	12015934	O	2/20/07	-75.75775	75	45	27	75°45'27"	5.747062576	5	44	49	5°44'49"	416106	635300	2322	Soil	NR	NR	NR	44	474
Tenedor	12015966	O	2/20/07	-75.75829	75	45	29	75°45'29"	5.747993564	5	44	52	5°44'52"	416050	635403	2317	Soil	NR	NR	NR	64	222
Tenedor	12015967	O	2/20/07	-75.75830	75	45	29	75°45'29"	5.748418686	5	44	54	5°44'54"	416039	635450	2304	Soil	NR	NR	NR	49	153
Tenedor	12015987	O	2/20/07	-75.75775	75	45	27	75°45'27"	5.748428462	5	44	54	5°44'54"	416095	635451	2289	Soil	NR	NR	NR	31	145
Tenedor	12015961	O	2/20/07	-75.75911	75	45	32	75°45'32"	5.748869696	5	44	55	5°44'55"	415951	635600	2243	Soil	NR	NR	NR	23	112
Tenedor	12015962	O	2/20/07	-75.75956	75	45	34	75°45'34"	5.748869298	5	44	55	5°44'55"	415906	635500	2285	Soil	NR	NR	NR	16	164
Tenedor	12015963	O	2/20/07	-75.75994	75	45	35	75°45'35"	5.748866793	5	44	55	5°44'55"	415862	635500	2280	Soil	NR	NR	NR	34	238
Tenedor	12015929	O	2/20/07	-75.76177	75	45	42	75°45'42"	5.746731589	5	44	48	5°44'48"	415663	635264	2328	Soil	NR	NR	NR	70	626
Tenedor	12015932	O	2/20/07	-75.76111	75	45	40	75°45'40"	5.748867229	5	44	55	5°44'55"	415729	635500	NR	Soil	NR	NR	NR	54	309
Tenedor	12015984	O	2/20/07	-75.76044	75	45	37	75°45'37"	5.748949630	5	44	56	5°44'56"	415807	635509	2260	Soil	NR	NR	NR	34	173
Tenedor	12015988	O	2/21/07	-75.76039	75	45	37	75°45'37"	5.743685050	5	44	37	5°44'37"	415808	634927	2204	Soil	NR	NR	NR	81	771
Tenedor	12015989	O	2/21/07	-75.76072	75	45	38	75°45'38"	5.743585118	5	44	36	5°44'36"	415773	634916	2220	Soil	NR	NR	NR	23	416
Tenedor	12015992	O	2/21/07	-75.75886	75	45	31	75°45'31"	5.743099126	5	44	35	5°44'35"	415972	634862	2181	Soil	NR	NR	NR	18	250
Tenedor	12015993	O	2/21/07	-75.75953	75	45	34	75°45'34"	5.742636901	5	44	33	5°44'33"	415906	634811	2239	Soil	NR	NR	NR	11	75
Tenedor	12015994	O	2/21/07	-75.75986	75	45	35	75°45'35"	5.742328918	5	44	32	5°44'32"	415872	634777	2275	Soil	NR	NR	NR	69	248
Tenedor	12015995	O	2/21/07	-75.76010	75	45	36	75°45'36"	5.741787767	5	44	30	5°44'30"	415839	634715	2302	Soil	NR	NR	NR	21	439
Tenedor	12018098	O	3/19/07	-75.75863	75	45	31	75°45'31"	5.740720432	5	44	26	5°44'26"	416005	634599	2254	Soil	NR	NR	NR	16	146
Tenedor	12018094	O	3/19/07	-75.75860	75	45	30	75°45'30"	5.741815963	5	44	29	5°44'29"	416016	634698	2208	Soil	NR	NR	NR	18	136
Tenedor	12018095	O	3/19/07	-75.75820	75	45	29	75°45'29"	5.741200412	5	44	28	5°44'28"	416049	634652	2200	Soil	NR	NR	NR	23	180
Tenedor	12018168	O	3/19/07	-75.76061	75	45	38	75°45'38"	5.741531909	5	44	29	5°44'29"	415784	634689	2274	Soil	NR	NR	NR	30	100
Tenedor	12018097	O	3/19/07	-75.75930	75	45	33	75°45'33"	5.741397965	5	44	29	5°44'29"	415928	634674	2257	Soil	NR	NR	NR	19	145

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Tenedor	12018098	O	3/19/07	-75 75926	75	45	33	75°45'33"	5 740726636	5	44	26	5°44'26"	415938	634600	2281	Soil	NR	NR	NR	11	183
Tenedor	12018099	D	3/19/07	-75 75926	75	45	33	75°45'33"	5 740726638	5	44	26	5°44'26"	415938	634600	2281	Soil	NR	NR	NR	14	143
Tenedor	12018168	O	3/19/07	-75 75940	75	45	33	75°45'33"	5.742962723	5	44	34	5°44'34"	415928	634847	2111	Soil	NR	NR	NR	42	529
Tenedor	12018170	O	3/20/07	-75.76026	75	45	36	75°45'36"	5.741496183	5	44	29	5°44'29"	415817	634665	2323	Soil	NR	NR	NR	51	128
Tenedor	12018171	O	3/20/07	-75 76017	75	45	36	75°45'36"	5 741186752	5	44	28	5°44'28"	415839	634651	2324	Soil	NR	NR	NR	13	174
Tenedor	12018176	O	3/20/07	-75.76130	75	45	40	75°45'40"	5.741069658	5	44	27	5°44'27"	415706	634638	2368	Soil	NR	NR	NR	13	37
Tenedor	12018177	O	3/20/07	-75.76200	75	45	43	75°45'43"	5.740914944	5	44	27	5°44'27"	415628	634621	2393	Soil	NR	NR	NR	40	398
Tenedor	12015931	O	3/20/07	-75.76141	75	45	41	75°45'41"	5 747310969	5	44	50	5°44'50"	415696	635328	2292	Soil	NR	NR	NR	73	312
Tenedor	12018178	O	3/20/07	-75 76267	75	45	46	75°45'46"	5 740524827	5	44	25	5°44'25"	415540	634578	2391	Soil	NR	NR	NR	5	27
Tenedor	12018166	O	3/21/07	-75 75901	75	45	32	75°45'32"	5 739960066	5	44	23	5°44'23"	415961	634515	2304	Soil	NR	NR	NR	7	163
Tenedor	12018164	O	3/21/07	-75 76192	75	45	42	75°45'42"	5 739467756	5	44	22	5°44'22"	415639	634461	2337	Soil	NR	NR	NR	3	129
Tenedor	12018165	O	3/21/07	-75 75947	75	45	34	75°45'34"	5 740364618	5	44	25	5°44'25"	415905	634562	2333	Soil	NR	NR	NR	14	157
Tenedor	12018222	O	3/21/07	-75.76279	75	45	46	75°45'46"	5 743627576	5	44	37	5°44'37"	415540	634821	2365	Soil	NR	NR	NR	27	83
Tenedor	12018221	O	3/21/07	-75.76368	75	45	49	75°45'49"	5.743400254	5	44	36	5°44'36"	415441	634896	2387	Soil	NR	NR	NR	25	30
Tenedor	12018223	O	3/21/07	-75.76247	75	45	44	75°45'44"	5 743664192	5	44	37	5°44'37"	415574	634925	2359	Soil	NR	NR	NR	70	251
Tenedor	12018224	D	3/21/07	-75 76247	75	45	44	75°45'44"	5 743664192	5	44	37	5°44'37"	415574	634925	2359	Soil	NR	NR	NR	132	353
Tenedor	12018241	O	3/21/07	-75 76367	75	45	49	75°45'49"	5 744548791	5	44	40	5°44'40"	415419	635023	2374	Soil	NR	NR	NR	48	79
Tenedor	12018242	O	3/21/07	-75.76321	75	45	47	75°45'47"	5 744441125	5	44	39	5°44'39"	415496	635011	2361	Soil	NR	NR	NR	51	139
Tenedor	12018219	O	3/21/07	-75 76530	75	45	55	75°45'55"	5 743995101	5	44	38	5°44'38"	415264	634962	2426	Soil	NR	NR	NR	32	63
Tenedor	12018220	O	3/21/07	-75 76454	75	45	52	75°45'52"	5 743507654	5	44	36	5°44'36"	415352	634908	2419	Soil	NR	NR	NR	42	71
Tenedor	12018240	O	3/21/07	-75 76458	75	45	52	75°45'52"	5 744529770	5	44	40	5°44'40"	415352	635021	2396	Soil	NR	NR	NR	602	91
Tenedor	12018249	O	3/22/07	-75 76304	75	45	46	75°45'46"	5 742460368	5	44	32	5°44'32"	415518	634782	2333	Soil	NR	NR	NR	27	117
Tenedor	12018187	O	3/22/07	-75 76278	75	45	46	75°45'46"	5 741628511	5	44	29	5°44'29"	415540	634700	2304	Soil	NR	NR	NR	20	13
Tenedor	12018188	O	3/22/07	-75 76228	75	45	44	75°45'44"	5.742190012	5	44	31	5°44'31"	415595	634762	2311	Soil	NR	NR	NR	44	98
Tenedor	12018190	O	3/22/07	-75 76350	75	45	48	75°45'48"	5 741663741	5	44	29	5°44'29"	415482	634704	2313	Soil	NR	NR	NR	41	50
Tenedor	12018239	O	3/22/07	-75 76261	75	45	45	75°45'45"	5 742976534	5	44	34	5°44'34"	415562	634849	2319	Soil	NR	NR	NR	28	92
Tenedor	12018245	O	3/22/07	-75 76285	75	45	46	75°45'46"	5 744369242	5	44	39	5°44'39"	415540	635003	2345	Soil	NR	NR	NR	27	120
Tenedor	12018246	O	3/22/07	-75 76415	75	45	50	75°45'50"	5 743146350	5	44	35	5°44'35"	415396	634868	2399	Soil	NR	NR	NR	46	79
Tenedor	12018247	O	3/22/07	-75 76380	75	45	49	75°45'49"	5 742486480	5	44	32	5°44'32"	415429	634795	2358	Soil	NR	NR	NR	16	69
Tenedor	12018248	O	3/22/07	-75 76382	75	45	49	75°45'49"	5 742007305	5	44	31	5°44'31"	415451	634742	2315	Soil	NR	NR	NR	8	36
Tenedor	12018191	O	3/22/07	-75 76446	75	45	52	75°45'52"	5 742015228	5	44	31	5°44'31"	415363	634743	2356	Soil	NR	NR	NR	33	146
Tenedor	12018192	O	3/22/07	-75 76507	75	45	54	75°45'54"	5 741768279	5	44	30	5°44'30"	415296	634718	2374	Soil	NR	NR	NR	11	55
Tenedor	12018243	O	3/22/07	-75 76627	75	45	58	75°45'58"	5 739867064	5	44	23	5°44'23"	415163	634508	2351	Soil	NR	NR	NR	25	129
Tenedor	12018244	O	3/22/07	-75 76628	75	45	58	75°45'58"	5 739814744	5	44	23	5°44'23"	415163	634500	2352	Soil	NR	NR	NR	41	115
Tenedor	12018231	O	3/23/07	-75 75862	75	45	31	75°45'31"	5 738947505	5	44	20	5°44'20"	416005	634403	2278	Soil	NR	NR	NR	24	110
Tenedor	12018228	O	3/23/07	-75 75684	75	45	24	75°45'24"	5.738922725	5	44	20	5°44'20"	416204	634400	2251	Soil	NR	NR	NR	15	98
Tenedor	12018229	O	3/23/07	-75 75777	75	45	27	75°45'27"	5 738984812	5	44	20	5°44'20"	416093	634407	2262	Soil	NR	NR	NR	18	294
Tenedor	12018232	O	3/23/07	-75 75836	75	45	30	75°45'30"	5.739463440	5	44	22	5°44'22"	416027	634460	2260	Soil	NR	NR	NR	14	44
Tenedor	12018233	O	3/23/07	-75 75769	75	45	27	75°45'27"	5 739653299	5	44	23	5°44'23"	416116	634503	2235	Soil	NR	NR	NR	7	87
Tenedor	12018234	O	3/23/07	-75.75688	75	45	24	75°45'24"	5 739700587	5	44	22	5°44'22"	416204	634486	2232	Soil	NR	NR	NR	17	111
Tenedor	12018238	O	3/23/07	-75 75684	75	45	24	75°45'24"	5 741638408	5	44	29	5°44'29"	416204	634700	2181	Soil	NR	NR	NR	26	46
Tenedor	12018199	O	3/23/07	-75.76556	75	45	56	75°45'56"	5 749692487	5	44	59	5°44'59"	415242	635614	2362	Soil	NR	NR	NR	7	127
Tenedor	12018193	O	3/23/07	-75 76691	75	46	0	75°46'0"	5 746453346	5	44	47	5°44'47"	415098	635234	2443	Soil	NR	NR	NR	7	134
Tenedor	12018194	O	3/23/07	-75 76637	75	45	58	75°45'58"	5 747114401	5	44	49	5°44'49"	415142	635307	2435	Soil	NR	NR	NR	6	128
Tenedor	12018195	O	3/23/07	-75.76691	75	46	0	75°46'0"	5 748045369	5	44	52	5°44'52"	415087	635410	2456	Soil	NR	NR	NR	26	194
Tenedor	12018196	O	3/23/07	-75 76640	75	45	59	75°45'59"	5.749176759	5	44	57	5°44'57"	415142	635535	2404	Soil	NR	NR	NR	10	125
Tenedor	12018197	O	3/23/07	-75 76665	75	45	59	75°45'59"	5 750478984	5	45	1	5°45'1"	415121	635679	2427	Soil	NR	NR	NR	3	24
Tenedor	12018198	D	3/23/07	-75.76665	75	45	59	75°45'59"	5 750478984	5	45	1	5°45'1"	415121	635679	2427	Soil	NR	NR	NR	3	23
Tenedor	12021201	O	3/23/07	-75 76453	75	45	52	75°45'52"	5 748518937	5	44	54	5°44'54"	415353	635462	2360	Soil	NR	NR	NR	9	86
Tenedor	12018235	O	3/24/07	-75 75761	75	45	27	75°45'27"	5 740504690	5	44	25	5°44'25"	416116	634575	2237	Soil	NR	NR	NR	76	164
Tenedor	12021204	O	3/24/07	-75 76211	75	45	43	75°45'43"	5 749338263	5	44	57	5°44'57"	415619	635552	2285	Soil	NR	NR	NR	46	145
Tenedor	12021206	O	3/24/07	-75.76145	75	45	41	75°45'41"	5 749706024	5	44	58	5°44'58"	415696	635593	2265	Soil	NR	NR	NR	34	374
Tenedor	12021202	O	3/24/07	-75.76583	75	45	56	75°45'56"	5 748272963	5	44	53	5°44'53"	415209	635435	2417	Soil	NR	NR	NR	3	70
Tenedor	12021203	O	3/24/07	-75 76341	75	45	48	75°45'48"	5 748755620	5	44	55	5°44'55"	415475	635488	2329	Soil	NR	NR	NR	15	113
Tenedor	12021207	O	3/24/07	-75 76285	75	45	46	75°45'46"	5 749805657	5	44	59	5°44'59"	415541	635804	2295	Soil	NR	NR	NR	30	206

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Tenedor	12021206	O	3/24/07	-75 78445	75	45	52	75°45'52"	5 749278663	5	44	57	5°44'57"	415364	635546	2321	Soil	NR	NR	NR	18	149
Tenedor	12021210	O	3/24/07	-75 78538	75	45	55	75°45'55"	5 748970991	5	44	49	5°44'49"	415253	635291	2364	Soil	NR	NR	NR	3	134
Tenedor	12021318	O	3/24/07	-75 78529	75	45	55	75°45'55"	5.746573106	5	44	47	5°44'47"	415264	635247	2399	Soil	NR	NR	NR	15	240
Tenedor	12021310	O	3/24/07	-75 78554	75	45	55	75°45'55"	5.742529389	5	44	33	5°44'33"	415241	634800	2394	Soil	NR	NR	NR	48	127
Tenedor	12021311	O	3/24/07	-75 78526	75	45	54	75°45'54"	5 742900633	5	44	34	5°44'34"	415274	634841	2387	Soil	NR	NR	NR	19	143
Tenedor	12021316	O	3/24/07	-75.78632	75	45	58	75°45'58"	5 745332481	5	44	43	5°44'43"	415153	635110	2411	Soil	NR	NR	NR	11	176
Tenedor	12021251	O	3/25/07	-75 75639	75	45	23	75°45'23"	5 745255249	5	44	42	5°44'42"	416260	635100	2311	Soil	NR	NR	NR	57	160
Tenedor	12021252	O	3/25/07	-75 75684	75	45	24	75°45'24"	5 744440547	5	44	39	5°44'39"	416205	635010	2269	Soil	NR	NR	NR	33	74
Tenedor	12021253	O	3/25/07	-75 75684	75	45	24	75°45'24"	5.743445530	5	44	36	5°44'36"	416205	634900	2226	Soil	NR	NR	NR	62	115
Tenedor	12021254	O	3/25/07	-75.75684	75	45	24	75°45'24"	5 742540969	5	44	33	5°44'33"	416205	634800	2227	Soil	NR	NR	NR	58	143
Tenedor	12021257	O	3/25/07	-75 75744	75	45	26	75°45'26"	5 742413541	5	44	32	5°44'32"	416138	634786	2179	Soil	NR	NR	NR	48	78
Tenedor	12021258	O	3/25/07	-75 75750	75	45	27	75°45'27"	5 743372291	5	44	36	5°44'36"	416138	634692	2206	Soil	NR	NR	NR	42	125
Tenedor	12021211	O	3/25/07	-75 78252	75	45	45	75°45'45"	5 746612996	5	44	47	5°44'47"	415574	635251	2349	Soil	NR	NR	NR	29	123
Tenedor	12021212	O	3/25/07	-75 78251	75	45	45	75°45'45"	5 747038151	5	44	49	5°44'49"	415574	635298	2315	Soil	NR	NR	NR	58	206
Tenedor	12021213	O	3/25/07	-75 78258	75	45	45	75°45'45"	5 748176723	5	44	46	5°44'46"	415563	635203	2331	Soil	NR	NR	NR	38	147
Tenedor	12021214	O	3/25/07	-75 78397	75	45	50	75°45'50"	5 746583917	5	44	47	5°44'47"	415419	635248	2352	Soil	NR	NR	NR	50	311
Tenedor	12021215	O	3/25/07	-75 78414	75	45	50	75°45'50"	5 747841025	5	44	52	5°44'52"	415397	635387	2327	Soil	NR	NR	NR	23	111
Tenedor	12021216	O	3/25/07	-75 78471	75	45	52	75°45'52"	5.747912628	5	44	52	5°44'52"	415331	635395	2354	Soil	NR	NR	NR	18	112
Tenedor	12021217	O	3/25/07	-75 78464	75	45	52	75°45'52"	5 746257381	5	44	46	5°44'46"	415341	635212	2383	Soil	NR	NR	NR	25	131
Tenedor	12021324	O	3/25/07	-75 78541	75	45	55	75°45'55"	5 746075442	5	44	45	5°44'45"	415253	635192	2384	Soil	NR	NR	NR	15	139
Tenedor	12021259	O	3/26/07	-75 75636	75	45	22	75°45'22"	5.746159858	5	44	46	5°44'46"	416260	635200	2325	Soil	NR	NR	NR	48	148
Tenedor	12021260	O	3/26/07	-75 75667	75	45	23	75°45'23"	5.747109241	5	44	49	5°44'49"	416216	635306	2318	Soil	NR	NR	NR	26	166
Tenedor	12021261	O	3/26/07	-75 75706	75	45	25	75°45'25"	5.747968047	5	44	52	5°44'52"	416183	635400	2304	Soil	NR	NR	NR	32	107
Tenedor	12021353	O	4/18/07	-75 75414	75	45	14	75°45'14"	5 748876479	5	44	55	5°44'55"	416504	635500	2221	Soil	NR	NR	NR	13	103
Tenedor	12021354	O	4/18/07	-75.75324	75	45	11	75°45'11"	5.748651531	5	44	55	5°44'55"	416604	635475	2181	Soil	NR	NR	NR	28	45
Tenedor	12021418	O	4/18/07	-75 75341	75	45	12	75°45'12"	5.743287242	5	44	35	5°44'35"	416581	634882	2219	Soil	NR	NR	NR	56	115
Tenedor	12021351	O	4/18/07	-75 75595	75	45	21	75°45'21"	5 748874081	5	44	55	5°44'55"	416305	635500	2261	Soil	NR	NR	NR	24	179
Tenedor	12021352	O	4/18/07	-75 75504	75	45	18	75°45'18"	5 748875266	5	44	55	5°44'55"	416405	635500	2286	Soil	NR	NR	NR	32	207
Tenedor	12021516	O	4/18/07	-75.75592	75	45	21	75°45'21"	5 744351310	5	44	39	5°44'39"	416304	635000	2296	Soil	NR	NR	NR	47	39
Tenedor	12021364	O	4/19/07	-75 75324	75	45	11	75°45'11"	5 748108794	5	44	53	5°44'53"	416604	635415	2207	Soil	NR	NR	NR	17	67
Tenedor	12021365	O	4/19/07	-75 75400	75	45	14	75°45'14"	5 747636413	5	44	52	5°44'52"	416515	635385	2258	Soil	NR	NR	NR	48	67
Tenedor	12021366	O	4/19/07	-75 75504	75	45	18	75°45'18"	5 748106409	5	44	53	5°44'53"	416405	635415	2259	Soil	NR	NR	NR	61	73
Tenedor	12021517	O	4/19/07	-75.75598	75	45	21	75°45'21"	5 743446701	5	44	36	5°44'36"	416304	634900	2278	Soil	NR	NR	NR	36	145
Tenedor	12021519	O	4/19/07	-75 75594	75	45	21	75°45'21"	5 741655694	5	44	29	5°44'29"	416304	634702	2184	Soil	NR	NR	NR	156	212
Tenedor	12021532	O	4/20/07	-75 75325	75	45	11	75°45'11"	5 742527625	5	44	33	5°44'33"	416603	634798	2196	Soil	NR	NR	NR	100	129
Tenedor	12021367	O	4/20/07	-75 75496	75	45	17	75°45'17"	5 744352599	5	44	39	5°44'39"	416415	635000	2278	Soil	NR	NR	NR	26	180
Tenedor	12021368	O	4/20/07	-75 75504	75	45	18	75°45'18"	5 743447918	5	44	36	5°44'36"	416404	634900	2283	Soil	NR	NR	NR	32	114
Tenedor	12021369	O	4/20/07	-75 75503	75	45	18	75°45'18"	5 742543357	5	44	33	5°44'33"	416404	634800	2280	Soil	NR	NR	NR	78	137
Tenedor	12021370	O	4/20/07	-75 75503	75	45	18	75°45'18"	5 741636796	5	44	29	5°44'29"	416404	634700	2240	Soil	NR	NR	NR	11	45
Tenedor	12021371	O	4/20/07	-75 75490	75	45	17	75°45'17"	5.740624869	5	44	26	5°44'26"	416415	634610	2141	Soil	NR	NR	NR	15	28
Tenedor	12021533	O	4/21/07	-75 75325	75	45	11	75°45'11"	5 741623063	5	44	29	5°44'29"	416603	634698	2158	Soil	NR	NR	NR	64	153
Tenedor	12021534	O	4/21/07	-75 75307	75	45	11	75°45'11"	5 740782047	5	44	26	5°44'26"	416614	634605	2125	Soil	NR	NR	NR	68	142
Tenedor	12021444	O	4/21/07	-75 75414	75	45	14	75°45'14"	5 747121630	5	44	49	5°44'49"	416504	635306	2269	Soil	NR	NR	NR	8	118
Tenedor	12021452	O	4/21/07	-75 75328	75	45	11	75°45'11"	5 746966967	5	44	49	5°44'49"	416604	635289	2248	Soil	NR	NR	NR	42	102
Tenedor	12021451	O	4/21/07	-75 75320	75	45	11	75°45'11"	5 746200217	5	44	46	5°44'46"	416604	635204	2253	Soil	NR	NR	NR	132	45
Tenedor	12021445	O	4/21/07	-75 75399	75	45	14	75°45'14"	5 746271533	5	44	46	5°44'46"	416515	635212	2266	Soil	NR	NR	NR	9	64
Tenedor	12021447	O	4/21/07	-75.75329	75	45	11	75°45'11"	5.745304582	5	44	43	5°44'43"	416604	635105	2191	Soil	NR	NR	NR	60	90
Tenedor	12021536	D	4/21/07	-75 75425	75	45	15	75°45'15"	5.742634650	5	44	33	5°44'33"	416492	634810	2210	Soil	NR	NR	NR	26	226
Tenedor	12021372	D	4/21/07	-75 75594	75	45	21	75°45'21"	5 747969530	5	44	52	5°44'52"	416305	635400	2286	Soil	NR	NR	NR	27	136
Tenedor	12021373	O	4/21/07	-75 75594	75	45	21	75°45'21"	5.747064969	5	44	49	5°44'49"	416305	635300	2333	Soil	NR	NR	NR	20	109
Tenedor	12021374	O	4/21/07	-75 75594	75	45	21	75°45'21"	5.746069952	5	44	45	5°44'45"	416305	635190	2319	Soil	NR	NR	NR	64	63
Tenedor	12021376	O	4/21/07	-75 75588	75	45	21	75°45'21"	5 745328296	5	44	43	5°44'43"	416305	635108	2296	Soil	NR	NR	NR	83	128
Tenedor	12021377	D	4/21/07	-75 75588	75	45	21	75°45'21"	5 745328296	5	44	43	5°44'43"	416305	635108	2298	Soil	NR	NR	NR	144	154
Tenedor	12021378	O	4/21/07	-75 75495	75	45	17	75°45'17"	5 745257160	5	44	42	5°44'42"	416415	635100	2254	Soil	NR	NR	NR	20	173
Tenedor	12021379	O	4/21/07	-75 75504	75	45	18	75°45'18"	5 746181602	5	44	46	5°44'46"	416404	635200	2262	Soil	NR	NR	NR	25	136

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	LONGITUD DEGREES W	grados	LONGITUD minutos	segundos	LONGITUD	LATITUDE DEGREES N	grados	LATITUDE minutos	segundos	LATITUDE	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM
Tenedor	12021381	O	4/21/07	-75.75504	75	45	18	75°45'18"	5.747066164	5	44	49	5°44'49"	416404	635300	2265	Soil	NR	NR	NR	9	69
Tenedor	12021457	O	4/23/07	-75.75377	75	45	13	75°45'13"	5.740698723	5	44	27	5°44'27"	416548	634618	2143	Soil	NR	NR	NR	40	192
Tenedor	12021456	O	4/23/07	-75.75435	75	45	15	75°45'15"	5.741793477	5	44	30	5°44'30"	416481	634717	2174	Soil	NR	NR	NR	35	276
Tenedor	12021458	O	4/23/07	-75.75411	75	45	14	75°45'14"	5.743431055	5	44	36	5°44'36"	416504	634898	2250	Soil	NR	NR	NR	25	117
Tenedor	12021460	O	4/23/07	-75.75320	75	45	11	75°45'11"	5.744309671	5	44	39	5°44'39"	416603	634995	2180	Soil	NR	NR	NR	57	113
Tenedor	12021391	O	4/24/07	-75.75331	75	45	11	75°45'11"	5.738927374	5	44	20	5°44'20"	416592	634400	2165	Soil	NR	NR	NR	117	156
Tenedor	12021392	O	4/24/07	-75.75332	75	45	11	75°45'11"	5.739831936	5	44	23	5°44'23"	416592	634500	2112	Soil	NR	NR	NR	33	59
Tenedor	12021465	O	4/24/07	-75.75409	75	45	14	75°45'14"	5.738853966	5	44	19	5°44'19"	416503	634392	2184	Soil	NR	NR	NR	56	340
Tenedor	12021462	O	4/24/07	-75.75575	75	45	20	75°45'20"	5.739756354	5	44	23	5°44'23"	416326	634492	2169	Soil	NR	NR	NR	38	208
Tenedor	12021461	O	4/24/07	-75.75499	75	45	17	75°45'17"	5.739856658	5	44	23	5°44'23"	416415	634503	2134	Soil	NR	NR	NR	89	127
Tenedor	12021463	O	4/24/07	-75.75591	75	45	21	75°45'21"	5.738978228	5	44	20	5°44'20"	416304	634406	2209	Soil	NR	NR	NR	11	106
Tenedor	12021464	O	4/24/07	-75.75503	75	45	18	75°45'18"	5.738925112	5	44	20	5°44'20"	416403	634400	2194	Soil	NR	NR	NR	31	292

TEXTURE LEGEND

Compt COMPACT

Friab FRIABLE

QA \ QC LEGEND

O ORIGINAL

D DUPLICATE

Appendix 2A:

Results from Qualified Person (QP) Data Verification

QUEBRADONA QP SAMPLES (Gorham)

all samples WGS 84 datum Zone 18 N

SAMPLE	DATE	EASTING	NORTHING	LENGTH	AREA	TYPE	Au (ppb-QP)	Au (ppb-SK)	Cu (ppm-QP)	Cu (ppm-SK)	DESCRIPTION
41713	Sept 21/07	419123	632505	1.7m	La Sola	cont. chip	554	660	1560	1700	altered diorite, 'A' and "M' veins, some oxidization, SK # 12018121
41714	Sept 21/07	418991	632609	1.3 m	La Sola	random chip	1190	666	1680	1930	altered felsic porphyry, quartz magnetite veins, SK # 12021219
41715	Sept 21/07	414265	633991	2.0m	La Isabella	cont. chip	261	642	1800	1730	partly weathered, altered porphyry with "A", "M" and minor D"
41716	Sept 22/07	419710	636218	2.0m	La Aurora	cont. chip	983	1670	1670	1735	early diorite in main trench, abundant 'A' and 'M' veins, SK # 12001318
41717	Sept 22/07	419797	636194	2.0m	La Aurora	disc. chip	21239	3200	1780	1565	highly altered diorite - freshest available , SK # 12006807
41718	Sept 22/07	419844	636176	1.2m	La Aurora	disc. chip	1040	1060	1790	1840	micro diorite, SK # 12021682
41719	Sept 22/07	420004	635931	2.0m	La Isla	disc. chip	808	804	729	688	vfg dark grey micro-diorite or bas-andesite, altered, 'A', 'M' veins, SK # 12021662
41720	Sept 22/07	419461	636073	2.0m	La Isla	disc. chip	3390	3730	4250	4(ppt?)	fg grey diorite, 'A' 'M', few 'D' veins, SK # 12022412
41721	Sept 22/07	419465	635863	1.3m	La Isla	disc. chips	871	911	951	895	vfg diorite, vaguely porphyrytic in places, abundant 'A' , some 'M' veins, SK # 12021642

QUEBRADONA SAMPLES (Dahrouge)

SAMPLE	DATE	EASTING	NORTHING	LENGTH	AREA	TYPE	Au (ppb-QP)	Au (ppb-SK)	Cu (ppm-QP)	Cu (ppm-SK)	DESCRIPTION
21239	Oct 26/06	417019	634764	2 x 2m	El Chaquiro	grab	106	168	77	34	porphyry dike?, apahnitic silica rich matrix, Kfsp?, 3-4% dissem. pyrite, little veining, SK# 12005760;61
21240	Oct 26/06	417041	634812	0.5x2m	El Chaquiro	grab	596	_	589	_	porphyry dike, aphanitic, some K-fsp?, <7% dissem pyrite, some B-veins to 2mm
21241	Oct 26/06	417049	634815	1x1m	El Chaquiro	grab	109	_	361	_	diorite porphyry, some A-,M- veins, fine-grained to .5cm
21242	Oct 26/06	417532	635034	2x2m	El Chaquiro	grab	64	_	141	_	lithocap; quartz stockwork, abundant hematite
21243	Oct 26/06	_	_	_	_	blank	5	_	4	_	
21244	Oct 26/06	_	_	_	_	standard	409	_	5	_	

APPENDIX 2B

QUALIFIED PERSON (QP)

CERTIFICATE OF ANALYSIS

(OCTOBER, 2006)

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 14-NOV-2006
Account: SCDKDH

CERTIFICATE LI06110865

Project: AVASCA QP1
P.O. No.: 2000430
This report is for 20 Pulp samples submitted to our lab in Lima, Peru on 6-NOV-2006.

The following have access to data associated with this certificate:

P. BAXTER MONICA URIBE	JODY DAHROUGE	R. SHAW

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
LOG-24	Pulp Login - Rcd w/o Barcode

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Ag-AA61	Trace Ag - four-acid digestion	AAS
Au-AA24	Au 50g FA AA finish	AAS
Cu-AA61	Trace Cu - four-acid digestion	AAS
Au-GRA22	Au 50 g FA-GRAV finish	WST-SIM

To: SOCIEDAD KEDAHDA S.A.
ATTN: JODY DAHROUGE
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

Milder Mascaraqui, Laboratory Manager, Peru

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Peru S.A.

Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 14-NOV-2006
Account: SCDKDH

Project: AVASCA QP1

CERTIFICATE OF ANALYSIS LI06110865

Sample Description	Method / Analyte / Units / LOR	Au-AA24 Au ppb 5	Au-AA24 Au Check ppb 5	Au-GRA22 Au ppm 0.05	Au-GRA22 Au Check ppm 0.05	Ag-AA61 Ag ppm 0.5	Cu-AA61 Cu ppm 2
21226		6280				5.4	30
21227		>10000		9.72	10.35	18.8	126
21228		398				4.7	41
21229		>10000		20.9		5.5	92
21230		260				23.8	1360
21231		226				4.1	252
21232		1040				7.0	84
21233		2270				5.2	198
21234		1145				0.7	8
21235		3370	3260			52.4	348
21236		3600				0.9	1245
21237		250				0.9	797
21238		1480				1.2	1795
21239		106				4.2	77
21240		598				14.9	589
21241		109				<0.5	361
21242		64				0.5	141
21243		<5				<0.5	4
21244		409				<0.5	5
21240D		581				15.4	586

APPENDIX 2C

QUALIFIED PERSON (QP)

CERTIFICATE OF ANALYSIS

(SEPTEMBER, 2007)

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

CERTIFICATE LI07110271

Project: 40
P.O. No.: 2000933
This report is for 32 Pulp samples submitted to our lab in Lima, Peru on 3-OCT-2007.

The following have access to data associated with this certificate:
MONICA URIBE

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
LOG-24	Pulp Login - Rcd w/o Barcode

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Au-AA24	Au 50g FA AA finish	AAS
ME-MS61	48 element four acid ICP-MS	
Hg-CV41	Trace Hg - cold vapor/AAS	FIMS

To: SOCIEDAD KEDAHDA S.A.
ATTN: MONICA URIBE
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

Milder Mascaraqui, Laboratory Manager, Peru

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method	Au-AA24	Au-AA24	Au-AA24	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	Hg-CV41	ME-MS61	ME-MS61
	Analyte	Au	Au Check	Au Check	Ag	Cu	Pb	Zn	As	Sb	Mo	Bi	Ba	Hg	Fe	Mn
	Units	ppb	ppb	ppb	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
	LOR	5	5	5	0.01	0.2	0.5	2	0.2	0.05	0.05	0.01	10	0.01	100	5
41701		107			0.82	219	8	46	<0.2	0.22	1.87	0.31	500	0.01	20800	441
41702		41			1.75	130.5	7.3	6	0.6	0.22	75	14.15	150	0.02	7200	79
41703		4260			3.43	183	19.4	45	0.3	0.18	0.42	4.24	490	0.01	15200	136
41704		668			0.52	43.1	11.7	32	0.7	0.39	0.18	0.55	410	0.01	13700	176
41705		415			0.77	158	7.1	16	0.2	0.15	9.29	4.8	410	0.01	20000	632
41706		3660			3.8	615	8.1	26	<0.2	0.15	0.51	8.98	530	0.01	21700	480
41707		2280			6.47	40.8	75.3	29	0.3	0.21	9.18	12.25	280	0.01	23000	529
41708		1860			3.72	153	13.3	34	<0.2	0.19	0.52	2.76	600	0.01	20000	471
41709		3090			2.47	183	15.1	27	<0.2	0.19	0.19	2.26	490	0.01	14200	561
41710		2740			2.03	119	24.5	24	<0.2	0.32	0.43	1.53	440	0.01	14100	397
41711		340			1.03	118.5	8.9	41	<0.2	0.21	0.17	1.84	360	0.01	19500	373
41712		357			0.62	166	7.8	44	<0.2	0.05	1.4	1.52	770	0.01	21200	454
41713		554			0.83	1560	9.6	132	9.6	0.4	5.13	0.03	1300	0.05	86300	931
41714		1190			0.54	1680	9.9	214	11.7	2.87	9.53	0.04	1410	0.26	86100	2010
41715		261			0.28	1800	29.2	182	17.1	3.95	5.35	0.15	210	0.06	90100	975
41716		983			2.23	1670	9.7	175	14.3	1.18	11.25	0.13	940	0.01	70900	1170
41717		2910			1.51	1780	13.9	332	39.9	5.02	37.6	0.33	650	0.05	119000	1710
41718		1040			2.93	1790	8.5	265	21.2	0.53	22.2	0.14	800	0.01	84400	1510
41719		808			1.39	729	6.4	295	20.5	1.83	3.28	0.03	830	0.02	98200	2050
41720		3390			2.61	4250	11.3	126	12.1	5.61	52.1	0.39	2340	0.06	49400	637
41721		871			1.49	951	11.4	246	14.8	2.41	25	0.25	1010	0.06	80600	1160
41722		377			1.75	148.5	371	896	42.2	16.1	0.58	0.4	220	0.03	64600	1900
41723		216			0.88	115.5	54.1	841	37.5	12.55	0.47	0.3	290	0.04	60000	1530
41724		156			0.63	104.5	47.9	619	37.3	10.85	0.36	0.25	250	0.04	70100	1650
41725		5	<5		0.55	3.1	6.4	7	0.9	0.28	1.33	0.04	690	0.02	1900	15
41726		4740	4950		6.08	192.5	208	12	65.6	6.02	14.4	12.65	560	0.25	34000	117
41727		512			1.52	147	276	452	32.6	15.25	0.74	1.2	1010	0.03	55400	1665
41728		1580			2.3	219	49.1	201	65.4	19.7	0.68	0.15	400	0.02	63900	2360
41729		400			0.05	19.4	4.5	38	0.9	0.07	1.32	1.33	90	<0.01	27900	450
41730		436	522	367	0.91	125.5	54	1430	24.9	9.25	0.46	0.54	400	0.02	61000	1490
41731		2350			2.95	170.5	325	1960	38.5	12.25	0.49	0.86	150	0.04	64200	1660
41730D		1100	763	692	1.13	132.5	60.5	1420	28.9	10.55	0.38	0.44	310	0.02	60500	1485

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61
	Analyte	Mg	Al	Be	Ca	Cd	Ce	Cs	Co	Cr	Ga	Ge	Hf	In	K	La
	Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
	LOR	100	100	0.05	100	0.02	0.01	0.05	0.1	1	0.05	0.05	0.1	0.005	100	0.5
41701		8300	94700	1.65	13200	0.15	24	0.55	7.6	19	21.2	0.06	0.3	0.025	17400	12.9
41702		400	6900	0.22	200	<0.02	2.4	0.16	0.7	13	1.8	<0.05	0.1	0.031	5700	1.3
41703		4500	80500	0.96	3900	2.38	20.7	0.47	4.3	11	17.3	0.07	0.2	0.068	46500	9.6
41704		5200	82900	1.49	5200	0.13	19.65	0.5	3.7	12	18.45	<0.05	0.3	0.028	31800	9.4
41705		5800	87800	2.01	27900	0.12	18.3	0.71	5.2	14	20.8	0.05	0.3	0.075	42800	8
41706		6800	87500	1.22	23800	0.22	20.6	0.58	7.2	11	23.1	0.06	0.2	0.134	40800	8.8
41707		4800	63500	0.92	22700	0.31	13.5	0.39	4.9	16	14.05	<0.05	0.2	0.039	15400	6.3
41708		6600	82100	1.19	18600	0.11	15.5	0.46	5.8	18	20.7	0.06	0.3	0.062	33800	7.1
41709		4400	81600	1.38	16600	0.46	21.3	0.52	4	11	18.7	0.05	0.2	0.041	40400	9.9
41710		4500	86200	1.7	17500	0.12	20.1	0.5	4.2	11	17.4	<0.05	0.3	0.024	34200	9.3
41711		6800	90600	1.33	24600	0.1	22.2	0.5	6.2	14	20.3	<0.05	0.2	0.034	17600	9.6
41712		8400	89900	1.37	27500	0.09	34.9	0.62	6.1	20	21.1	0.07	0.3	0.049	19300	17.7
41713		9000	98800	0.86	24200	0.24	22.1	1.61	18.1	4	21.5	0.14	0.6	0.077	27300	10.1
41714		13000	104000	0.87	1800	0.18	14	1.06	25.9	6	25.4	0.09	0.6	0.168	39100	5.6
41715		1100	122000	0.95	200	0.16	15.8	5.21	29.6	<1	24.6	0.08	0.4	0.221	8500	7.4
41716		13100	92400	1.23	32800	0.54	31.9	0.81	15.9	4	21.7	0.13	0.4	0.165	28200	16.9
41717		6700	100000	0.69	9400	0.22	16.05	1.4	26.6	36	22.5	0.15	0.6	0.377	15600	10.3
41718		10800	92900	0.53	51000	1.11	8.34	0.52	25.8	16	19.05	0.09	0.4	0.283	27500	3.7
41719		12800	104000	0.62	43300	2.01	9.67	0.83	34.3	28	20.9	0.11	0.3	0.138	9700	4.1
41720		6700	78200	1.24	13000	0.81	26.8	1.96	9.2	6	17	0.13	0.3	0.227	33900	23.8
41721		11200	95300	1.01	23400	0.69	24.1	1.4	17	6	20.1	0.1	0.6	0.358	26300	12.5
41722		39900	69800	0.26	83200	11.8	6.27	1.28	35.4	194	12.5	0.06	1	0.05	9700	2.6
41723		37600	68700	0.26	68200	9.54	6.89	6.96	34.6	199	12.9	0.06	1	0.052	7600	2.9
41724		44700	78600	0.25	76100	7.64	7.47	2.6	42.5	220	14.4	0.08	1.2	0.058	10700	3
41725		700	14300	0.66	400	0.06	39.2	0.79	0.2	27	4	<0.05	0.6	0.008	2000	20.2
41726		<100	10100	0.18	100	0.13	8.86	0.14	29.1	591	9.41	0.05	4.6	0.071	3400	6.3
41727		36800	69900	1.03	59100	4.84	15.45	0.97	32.6	173	14.7	0.08	1.3	0.054	12800	7.3
41728		42500	67300	0.26	63500	0.91	5.78	1.56	38.2	196	11.15	0.09	0.9	0.044	11300	2.2
41729		15300	88700	1.81	18500	0.05	23.7	15.8	18.6	52	20.1	0.07	2.2	0.022	15800	11.1
41730		43500	83300	0.36	64600	16	6.98	1.03	34	180	10.6	0.09	0.8	0.042	4400	3.1
41731		45500	66900	0.26	71100	22.8	5.99	1.42	39.2	208	11.9	0.06	0.8	0.049	3100	2.4
41730D		42400	62200	0.43	64500	17.65	7.92	1.16	37.2	177	12.05	0.08	0.9	0.05	4300	3.6

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method / Analyte / Units / LOR	ME-MS61 Li ppm 0.2	ME-MS61 Na ppm 100	ME-MS61 Nb ppm 0.1	ME-MS61 Ni ppm 0.2	ME-MS61 P ppm 10	ME-MS61 Rb ppm 0.1	ME-MS61 Re ppm 0.002	ME-MS61 S ppm 100	ME-MS61 Se ppm 1	ME-MS61 Sn ppm 0.2	ME-MS61 Sr ppm 0.2	ME-MS61 Ta ppm 0.05	ME-MS61 Te ppm 0.05	ME-MS61 Th ppm 0.2	ME-MS61 Ti ppm 50
41701		12.6	35000	2.1	6.8	640	54.3	<0.002	100	1	0.6	501	0.07	0.08	1.1	2340
41702		1.8	1200	0.7	2.5	60	14.6	<0.002	600	1	0.4	24.8	<0.05	0.98	0.2	150
41703		6.4	13400	1.8	3.9	410	106	<0.002	13400	1	0.4	190.5	0.08	0.64	1.6	1410
41704		7.8	21800	2.3	3.3	410	85	<0.002	5000	1	1	206	0.12	0.11	1.5	1490
41705		8.1	25500	1.8	14.7	570	101	0.004	18800	1	3.1	257	0.06	0.63	1.6	1670
41706		10.2	16200	2.5	8.5	630	109.5	<0.002	16900	1	1.7	316	0.1	0.83	1.5	2110
41707		9.9	23500	1.5	3.7	330	40.3	<0.002	15900	1	0.4	360	<0.05	0.76	0.8	1190
41708		10.4	20900	4.7	5.2	570	77.8	<0.002	14800	1	0.7	281	0.27	0.39	1.5	1880
41709		6.5	16300	1.9	3.1	380	95	<0.002	9400	1	0.5	212	0.07	0.41	1.6	1300
41710		5.9	22600	1.9	3.8	420	88.3	<0.002	10400	1	0.6	184.5	0.09	0.28	1.6	1320
41711		12.5	35600	2.4	5.1	600	42.3	<0.002	4700	1	0.6	485	0.09	0.16	1.4	2010
41712		12.1	31500	3.6	6.6	640	49.1	<0.002	4400	1	0.7	556	0.18	0.19	2.8	2310
41713		9.5	24400	6.1	4.4	2460	68	0.011	500	2	1.2	306	0.29	0.06	1.4	5780
41714		22.2	3300	8.4	6.7	1670	70.5	0.004	200	2	2.9	126	0.45	0.07	1.5	5640
41715		14.7	200	4.9	5.8	1080	33.8	0.003	200	1	2.5	15.3	0.25	0.89	1.4	8570
41716		8.5	18900	7.6	6.7	1330	66.8	0.033	400	2	1.2	414	0.4	0.2	3	5390
41717		11.2	4500	3.4	17.1	1010	39.2	0.007	200	2	1.8	143	0.15	0.57	0.9	5230
41718		5.6	23100	2.2	9.5	870	49.8	0.058	2900	2	1.5	571	0.09	0.4	0.5	4090
41719		12.8	14200	2.5	17.7	1060	13.8	0.008	1100	2	2	441	0.12	0.14	0.7	5100
41720		9.4	14700	6.7	5.4	840	92.5	0.479	2400	3	2.6	424	0.41	0.32	3.6	2880
41721		7.6	23300	4.9	5.6	1390	58.1	0.058	300	2	1.7	488	0.25	0.29	2.1	4230
41722		24.1	7100	2.8	101	290	47	0.002	11200	2	0.3	134.5	0.12	0.57	0.2	4520
41723		23.3	8100	2.8	99.8	330	37.7	0.002	5300	2	0.3	141	0.13	0.27	0.3	4550
41724		23.3	6900	3.1	120.5	360	48.3	0.002	10500	2	0.3	152.5	0.15	0.16	0.3	5310
41725		8.3	400	2.7	1.2	680	15	<0.002	<100	1	0.4	101.5	0.15	<0.05	3.5	500
41726		0.8	200	14.3	404	180	0.7	<0.002	35000	5	6.7	138	1.2	6.3	5.9	2300
41727		20.2	11400	3.7	111.5	600	45.7	0.004	6500	1	0.7	446	0.25	0.38	2.3	3760
41728		27.6	6600	2.5	108	270	48.1	0.003	13500	1	0.4	132.5	0.17	0.43	0.2	4340
41729		4.4	54600	15.6	59.1	1050	397	<0.002	100	1	1.1	282	1.15	<0.05	2.8	4630
41730		14.5	9600	2.3	136.5	320	14.2	0.002	6900	1	0.4	188.5	0.14	0.34	0.6	3790
41731		17.2	8600	2.5	135	240	13.5	0.002	7100	2	0.4	105	0.15	1.05	0.2	4170
41730D		16.8	9500	2.6	138	300	15.2	0.002	6700	1	0.5	189.5	0.16	0.38	0.7	3770

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method / Analyte / Units / LOR	ME-MS61 Tl ppm 0.02	ME-MS61 U ppm 0.1	ME-MS61 V ppm 1	ME-MS61 W ppm 0.1	ME-MS61 Y ppm 0.1	ME-MS61 Zr ppm 0.5
41701		0.37	0.8	62	6.7	8	2.9
41702		0.1	0.2	7	6	0.6	0.9
41703		0.64	0.7	35	12.5	4.2	2.1
41704		0.47	0.8	36	9.9	3.6	3.1
41705		0.63	0.9	54	490	4.3	3.6
41706		0.61	0.9	63	13.4	5.8	3.1
41707		0.26	0.9	27	7.1	3.5	4
41708		0.43	1.7	48	17.6	4.8	6.3
41709		0.53	0.8	31	10.5	3.5	2.4
41710		0.47	0.7	30	10.1	3.7	2.8
41711		0.27	0.7	49	4	5.5	2.7
41712		0.31	1	54	5.5	6.6	3.4
41713		0.18	0.4	176	1.1	24.3	12.1
41714		0.36	0.4	203	3	5.9	12.2
41715		0.25	0.4	276	3.6	4.2	6.9
41716		0.33	0.7	189	1.3	23.6	7.4
41717		0.51	0.4	302	1.8	17.9	9.8
41718		0.37	0.2	259	1.4	11.9	6.2
41719		0.31	0.3	323	0.8	12.3	6.4
41720		0.72	0.9	83	1.2	28.6	5.9
41721		0.49	0.7	164	1.6	20.8	8.4
41722		0.78	0.1	247	0.8	14.4	28.2
41723		0.61	0.1	246	1.1	14.6	27.6
41724		0.87	0.1	282	2.1	16.1	29.1
41725		0.11	3.5	49	0.3	14.1	16.4
41726		1.96	7.5	15	2.3	7.2	153.5
41727		0.68	2	199	0.9	13.7	33.3
41728		1.01	0.2	237	1.2	13.2	21.2
41729		3.92	1.4	57	0.3	6.2	80.5
41730		0.3	0.5	212	0.8	11.2	20.5
41731		0.33	0.1	231	2	13.5	22.2
41730D		0.26	0.5	213	0.9	12.5	21.9

Comments: REE's may not be totally soluble in MS61 method.

8

SUMMARY REPORT ON THE

MIRAFLORES PROPERTY

Department of Risaralda, Colombia

Mineral Exploitation Contract
010-87M

Approximate Geographic Coordinates
8°33'25"N, 74°06'02"W

Prepared for

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC
V7X 1J1

John Gorham, P.Geol.
Dahrouge Geological Consulting Ltd.
18, 10509 - 81 Ave
Edmonton, Alberta T6E 1X7

October 22, 2007

TABLE OF CONTENTS

Page

LIST OF TABLES

Page

LIST OF ILLUSTRATIONS

LIST OF APPENDICES

1. SUMMARY

The Miraflores property consists of one 124 hectare mineral exploitation contract located in the Republic of Colombia, South America. The mineral contract is presently under option from the *Asociacion de Mineros de Miraflores* by Sociedad Kedahda S.A. Sociedad Kedahda S.A. is a 100% owned subsidiary of AngloGold Ashanti Ltd. AngloGold Ashanti Ltd. has in turn assigned the Miraflores option to Vancouver-based B2Gold Corp., who, since May, 2007, has been actively exploring the Miraflores property. AngloGold Ashanti has granted B2Gold Corp. an option to earn up to a 51% interest in the Miraflores property. This report was completed at the request of B2Gold Corp., in order to comply with the standards set out in National Instrument 43-101 of the Canadian Securities Administrators. All references in this report to B2Gold Corp. include its subsidiaries.

The Miraflores mineral contract forms a polygon centered at 5°17'40"N and 75°41'33"W. Geographically, the mineral title is located within the Municipality of Quinchia, Department of Risaralda, some 190 kilometres NW of the Colombian capital of Bogotá or alternatively, some 55 kilometres to the north of Pereira, the regional capital city of the Department of Risaralda.

The Miraflores property is located overlooking the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera. The topography of the region is mountainous, characterized by high-relief, vegetated mountains and steeply incised active drainages. The geological evolution of the region is complex, being linked to aggressive, collisionary Meso-Cenozoic tectonism associated with Northern Andean Block assembly along the Romeral fault and suture system. The accretion of various allochthonous terranes in western Colombia during the Miocene incited deformation, uplift, magmatism and erosion. From an historic gold production standpoint, the Miraflores property is located within the Quinchia mining district and Miraflores itself has been a site of semi-continuous artisanal gold production dating from Pre-Colombian times. From a metallogenetic standpoint, mineralization in the Quinchia district is genetically linked to the emplacement of a cluster of Miocene-aged hypabyssal porphyry bodies. A variety of magmatic-hydrothermal Au (Cu) and Au-Ag (Pb, Zn, Cu) deposit types are associated with the geochemical and cooling history of the porphyry bodies.

Mineralization on the Miraflores property is contained within the Miraflores magmatic-hydrothermal breccia body, developed entirely within mafic volcanic and intrusive rocks of the Cretaceous-aged Romeral terrane. Based upon surface definition and diamond drilling, the

body is roughly circular, measuring some 280 by 250 metres in outcrop. It has been traced via drilling for over 600 metres in vertical extent and remains open at depth. The breccia consists primarily of angular to rounded fragments of mafic to ultramafic volcanic rock, diabase, micro-gabbro, and rock flour. At least three phases of brecciation and hydrothermal infilling are observed. Mineralization is present primarily as hydrothermal infillings in open spaces between \ around the breccia fragments, and in late, spaced, high-grade fault-controlled vein structures which cut the breccia. The centimetre-scale fault-veins strike N15 to 35W, and dip between sub-horizontal and vertical. The hydrothermal breccia cement is characterised by coarse-grained, euhedral infillings of abundant calcite, quartz, epidote and pyrite +\- minor zeolites, galena, sphalerite, chalcopyrite and native gold. Hydrothermal matrix varies from 25 to 75% of composite breccia body. The highest grade mineralization in the Miraflores breccia is contained within the fault-veins where values ranging from *ca.* 3 to 429 ppm Au have been reported. Disseminated gold within the hydrothermal breccia infillings (exclusive of the high-grade fault veins) generally runs between 0.3 and 2 ppm Au, and appears to average in the 0.75 ppm Au range.

Various studies of the Miraflores breccia and its gold contents have been completed over the last 20 years, including by the Colombian government and by international exploration companies. During the 1990's, however, social and security issues prevented the complete evaluation of the mineral potential at Miraflores. Since 2005, Sociedad Kedahda S.A. and B2Gold Corp. have successfully established sustainable working conditions at Miraflores, and to date, 3,624.15 metres of diamond drilling and preliminary metallurgical test work have been completed. Work by B2Gold Corp. is presently on-going.

The limited diamond drilling and metallurgical test work completed to date at Miraflores by Sociedad Kedahda S.A. and by B2Gold Corp., has been successful at delineating a significant low-grade large-tonnage Au-Ag occurrence, which is potentially amenable to bulk-tonnage mining and mineral extraction techniques. Work completed to date by these companies indicates the property warrants further diamond drilling, and continued metallurgical test work.

Based on the exploration and results from the property to date, the author believes that the Miraflores property is of sufficient merit to warrant further exploration and development.

A 10,000 metre infill drill program and additional metallurgical testing are recommended for the Miraflores property. Costs to execute this stage-three program are estimated to total US$5,000,000.

2. INTRODUCTION AND TERMS OF REFERENCE

2.1 TERMS OF REFERENCE

This technical report on the Miraflores Property was prepared at the request of Stephen Jensen of B2Gold Corp. It is intended to provide an assessment of the economic potential of the Miraflores property through a description of its geologic characteristics and prior exploration results. This report was completed to comply with the standards set out in National Instrument 43-101 of the Canadian Securities Administrators.

Dahrouge Geological Consulting Ltd (Dahrouge) was engaged as consultants to complete an independent technical report on behalf of B2Gold Corp. The author visited the property on September 23 and 24, 2007, and is a qualified person under National Instrument 43-101.

2.2 SOURCES OF INFORMATION AND RELIANCE ON OTHER EXPERTS

This technical report is based upon published and unpublished data, primarily from geological reports as described in the sections herein entitled History and References. Some of these reports were written prior to the implementation of the standards relating to National Instrument 43-101. Additional information was obtained by the author during a field visit to the property.

The author relied upon mineral tenure representations by AngloGold Ashanti Ltd. and its Colombian affiliates, who attest to the validity of the Mineral Exploitation Contract 010-87M. In addition, representations were made by AngloGold Ashanti Ltd. and its Colombian affiliates concerning the validity and good standing of the joint venture agreement between AngloGold Ashanti Ltd.'s Colombian affiliate Sociedad Kedahda S.A. and B2Gold Corp.

3. GEOGRAPHIC SETTING

3.1 PROPERTY LOCATION AND DESCRIPTION

The Miraflores property consists of a 124 hectare mineral exploitation contract granted by the Colombian Ministry of Mines to the *Asociacion de Mineros de Miraflores* ("Miraflores Miners Association"). Utilizing the WGS-84 datum, the mineral contract forms a polygon centered at *ca.* 5°17'40"N and 75°41'33"W, or alternatively, UTM Zone 18 Northern Hemisphere, 423,650 east, 585,900 north. Geographically, the mineral contract is located within the Municipality of Quinchia, Department of Risaralda, Republic of Colombia, some 190 kilometres WNW of the

Colombian capital of Bogotá or alternatively, some 55 kilometres to the north of Pereira, the regional capital of the Department of Risaralda (FIGURE 3.1).


LOCATION
OF THE
MIRAFLORES PROPERTY
COLOMBIA
MIRAFLORES PROPERTY
CARIBBEAN SEA
BARRANQUILLA
CARTAGENA
PANAMA
VENEZUELA
MEDELLIN
QUINCHIA
MANIZALES
PEREIRA
BOGOTA
CALI
PACIFIC
OCEAN
WESTERN CORDILLERA
CENTRAL CORDILLERA
EASTERN CORDILLERA
MAGDALENA RIVER
CAUCA RIVER
COLOMBIA
ECUADOR
BRAZIL
PERU
Colombia
South America
0
250 KM
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE

FIGURE 3.1: Location of the Miraflores Property, Colombia

3.2 MINERAL TENURE

The Miraflores property primarily consists of one granted mineral contract totalling 124.09 hectares. The entire area of the claim is located within a 37,500 square hectare area of interest, which defines the Miraflores property for the purposes of the Colombia JV Agreement. The Miraflores project area is covered by a single claim block totalling 124.09 hectares. The location and details regarding the claim block are outlined in TABLE 3.1 and are shown in FIGURE 3.2.

TABLE 3.1: MINERAL CONTRACT 010-87M, MIRAFLORES PROPERTY

CONTRACT NUMBER	SIZE HECTARES	REGISTERED TITLE HOLDER	CONTRACT STATUS
010-87M	124.092	ASOCIACION DE MINEROS DE MIRAFLORES	SIGNED, REGISTRO MINERO 0230

The tenement information outlined in TABLE 3.1 is confirmed as of October 15, 2007. Claim status as presented herein however, may evolve as applications are approved or as contracts are signed by the Colombian government. Updated tenement may be verified online *via* the Colombian government's mineral tenement website at: www.ingeominas.gov.co. This website is in Spanish. The procedure for mineral title verification is as follows;

- Go to homepage: www.ingeominas.gov.co
- Go to: "Nuevo CMC", located on the upper left of the homepage
- Go to: "Consultas de Expediente"
- Under "Clasificacion" enter "Titulo" or "Solicitud"
- Enter number from Mineral Application / Claim Number in TABLE 3.1, where solicited in "Codigo de Expediente"
- Press "Buscar" (Search) at bottom of page.
- In the case that "Titulo" does not produce a positive result, repeat search using "Solicitud" and *visa versa. Changes in Titulo vs. Solicitud* will reflect evolving claim status.

Exploitation contract 010-87M was granted by the Colombia Ministry of Mines to the *Asociacion de Mineros de Miraflores* in 1987. Colombian mining law specifies that this exploitation contract has a thirty (30) year term from the date of grant. The exploitation contract was extended 15 years in 2003 and is currently valid until October 13, 2018. The contract is presently under option by the *Asociacion de Mineros de Miraflores* to Sociedad Kedahda S.A. According to the option agreement which was signed April 25, 2005, Sociedad Kedahda S.A. has the right to earn a 100% interest in Exploitation contract 010-87M by making a series of staged cash payments to the *Asociacion de Mineros de Miraflores* over a period of sixty months from the date of signing. The option agreement between the two parties is presently in good standing.

The mineral contract listed above is one of the interests that is included in the option agreement between AngloGold Ashanti Ltd. and B2Gold Corp. The option agreement specifies that B2Gold Corp. can earn a 51% interest in the title by carrying all property and exploration costs and performing 3,000 metres of exploration drilling within a two year period, beginning on May 1, 2007.

Exploitation contract 010-87M is not subject to the annual payment of superficial claim fees due to the Colombian Ministry of Mines. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of gross production value of gold and silver. Because the exploitation contract was signed in a previous legislation, it has the obligation to pay the existing royalty and an additional 4% royalty for total royalties of 8% of gross production value of gold and silver. The property is subject to no further encumbrances, royalties or payments other than those noted above.

The property has been subject to ongoing artisanal mineral production. To the knowledge of B2Gold Corp. and the author, there are no pending or outstanding environmental liabilities related to exploitation contract 010-87M. Regardless, should outstanding liabilities exist, it is specified in the agreement between Sociedad Kedahda S.A. and the *Asociacion de Mineros de Miraflores*, that they will remain the responsibility of the *Asociacion de Mineros de Miraflores*. The proposed exploration program (section 18 Recommendations, below) includes diamond drilling, and therefore requires the approval of the Colombian regional environmental authority. At the time of writing of this report, drilling was actively ongoing at Miraflores and drilling approval was in good standing.

To the knowledge of the author, the claim has not been legally surveyed.


QUINCHIA
MIRALORES PROPERTY
CLAIM MAP
MIRAFLORES MINE AREA
AND MINERALIZED ZONE
CLAIM
010-87M
CAUCA RIVER
IRRA
0
600
1,200
METERS
-75°44'
-75°43'20"
-75°42'40"
-75°42'
-75°41'20"
-75°40'40"
-75°40'
5°20'
5°19'20"
5°18'40"
5°18'
5°17'20"
5°16'40"
5°16'

FIGURE 3.2: Claim Map showing location of Miraflores mineralisation in relation to claim boundaries, Miraflores Property, Colombia.

3.3 ACCESS, INFRASTRUCTURE AND LOCAL RESOURCES

Access and infrastructure surrounding the Miraflores project is good. The area is surrounded by gravel roads which connect a dense rural farm population to various nearby 10,000+ person population centres, including the towns of Quinchia, Rio Sucio and Anserma (FIGURE 3.3). Various mid-sized cities, including Manizales, Pereira and Armenia are located within a two hour drive of the project area, and full services are available from any of these centres.


ACCESS
MIRAFLORES PROPERTY
COLOMBIA
MIRAFLORES PROPERTY
MANIZALES CITY
ANSERMA TOWN
PAVED ROAD
ACCESS HIGHWAY
SUPIA
MARMATO
RIO SUCIO
QUINCHIA
ANSERMA
RIVER
CAUCA
AIRPORT
MANIZALES
HONDA
MAGDALENA
AIRPORT
PEREIRA
AIRPORT
ARMENIA
IBAGUE
INTERNATIONAL
AIRPORT
BOGOTA
N
0
50 KM
COORDINATES IN WGS-84 DATUM

FIGURE 3.3: Location and Access, Miraflores Property, Colombia.

Access to the Miraflores property is accomplished overland. The project is located about seven kilometres (45 minutes) SSE, along gravel-topped roads, from the town of Quinchia, Risaralda. Based upon a Colombian entry point at the nation's capital in Bogotá, access to the Miraflores project may be achieved along the following route:

- Utilising commercial jet aircraft service from Bogotá to Pereira (or Manizales or Armenia, (a one hour flight, various flights are available to any of these centres daily).

- Travelling overland along well maintained paved highways from Pereira, via the town of Anserma, to the town of Quinchia (approximately 2 hours, depending upon traffic conditions).
- Traveling overland along maintained gravel roads from Quinchia to the Miraflores project area (approximately 45 minutes). The use of a four-wheel-drive vehicle on the gravel road section is recommended but not essential. Gravel roads afford direct access to the artisanal open-cut and underground mine workings at Miraflores.

Economically, the Municipality of Quinchia and the Miraflores area may be characterised as rustic and rural. Agricultural activities dominated by coffee and mixed-crop farming are principal sources of sustenance and income. Small-scale, artisanal gold mining is important in various areas such as Miraflores, El Chuscal and Quinchia.

Sociedad Kedahda S.A. and B2Gold Corp. secured a surface access agreement with the property owner in the area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.

Water, power and labour are readily available at the project site. Local labour is not trained in modern exploration and mining technique, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development can be acquired\contracted out of Quinchia, Anserma or Rio Sucio. Heavy equipment and diamond drills can be contracted out of Manizales, Medellín, or Bogotá.

3.4 PHYSIOGRAPHY AND CLIMATE

The Miraflores property is located overlooking the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera (FIGURE 3.1). The topographic expression of the region is steep and, characterized by high-relief, vegetated mountains and steeply incised active drainages. Elevations are highly variable ranging from *ca.* 800 metres above sea level along the Cauca River valley to the east, to *ca.* 2,800 metres over some of the peaks surrounding the Miraflores area. The elevation at the Miraflores project area ranges from about 1,000 to 1,500 metres above sea level. Topography is moderate to steep and has been locally modified by open cut artisanal mining activities.

Climatically, the region is tropical to sub-tropical, with daytime temperatures throughout the year averaging in the 20 to 24 degree Celsius range. The climate is humid, being somewhat more so during punctuated rainy seasons (March to May; September to December). Rainfall ranges between 900 and 3,000 millimetres per year. Natural vegetation is dominated by lush, low-growth Andean forest, mostly preserved along the course and headwaters of the natural drainages and over to peaks of higher elevation hills. Approximately 70% of the area including and surrounding the Miraflores project has been cleared for agricultural purposes, including primarily commercial coffee production and subsidence food crops such as plantain, beans, bananas and manioc.

4. HISTORY

The Miraflores property forms part of a Pre-Colombian to modern-day artisanal gold mining district which extends from Anserma in the south to Rio Sucio in the north (Restrepo, 1883; IEC, 1987, FIGURE 4.1). Production on an artisanal level has been more or less continuous throughout the region through to modern times, but with respect to the present property boundaries, it is not possible to quantify with any certainty the amount of gold extracted from the mines at Miraflores to date. According to Rodriguez *et al.* (2000), artisanal gold production was most significant from the Miraflores mines during the 1950's. Interest was renewed in the area in the late 1970's (likely due to the increase in world gold price) and culminated in the 1980's with the formation of the artisanal mining cooperative "Asociacion de Mineros de Miraflores". Activity has been relatively consistent since this time, ebbing and flowing with fluctuations in the gold price.

With respect to modern exploration and development, the mines at Miraflores have drawn the attention of various foreign-financed exploration companies since the mid 1990's, when Canadian junior companies such as Gran Colombia Resources Inc. and Sur American Gold Inc. reviewed the property and staked claims in the surrounding area (TVX, 1997). Data from these reviews are not available. The most serious foreign-company review of the prospect was undertaken in 1997 by T.V.X. Mineria de Colombia, a subsidiary of the then Canadian mid-tier gold producer T.V.X. Gold Inc (T.V.X). Although T.V.X. apparently arrived at an agreement with the *Asociacion de Mineros de Miraflores*, the social situation in the area during the 1990's did not lend itself to a secure exploration environment and no at-depth exploration was completed by T.V.X. In 2000, the Colombian government's geological division, INGEOMINAS, recognising the apparent mineral potential of the prospect, with the permission of the Asociacion de Mineros

de Miraflores, undertook a series of technical studies at Miraflores, which included geological mapping, geochemical and geophysical studies, and resource calculations not compliant with National Instrument 43-101(Rodriguez *et al.,* 2000). In 2005, Sociedad Kedahda S.A. entered into an exploration agreement with the Asociacion de Mineros de Miraflores, and exploration by Sociedad Kedahda S.A. and its associate B2Gold Corp. has been ongoing up to the present.

For the purpose of the present report, information generated by T.V.X. and INGEOMINAS is considered "historic", and although non-compliant with respect to National Instrument 43-101 standards, forms an important dataset which merits mention herein. Information generated by Sociedad Kedahda S.A. and B2Gold Corp. is considered to be material with respect to National Instument 43-101 reporting, and is reviewed in detail below in section 8, Miraflores Exploration and Results, 2005 to 2007, below.

4.1 MINERIA T.V.X. DE COLOMBIA LTDA: EXPLORATION, 1997

T.V.X. completed various field visits to the Quinchia district between 1994 and 1997. Work completed was initially of a reconnaissance nature, culminating in detailed sampling of some of the adits and cross cuts at Miraflores. Some of the most important exercises and conclusions undertaken and derived by T.V.X. at Miraflores are included in their report (TVX, 1997);

- Placement of the Quinchia district into a regional geologic and metalo-tectonic framework.
- Recognition of the potential for the discovery of Au-Rich Porphyry Deposits in the area.
- Review of various artisanal Au mining operations and prospects in the district, including (outside of the Miraflores prospect) at Loma Guerrero (Chuscal – Tres Cuevas, La Trinidad) and Juan Tapao.
- Discovery of the La Cumbre – Dos Quebradas – Mandeval Au (Cu) porphyry system at Quinchia.
- Recognition of the Miraflores Au mine area as a potential large-tonnage – low grade, open pit, bulk mineable exploration target.

Regardless of the above exploration successes, T.V.X. recognised the difficult and unpredictable social situation prevalent in the Quinchia region during the 1990's. They placed *ca.* 850 hectares in claims peripheral to the Miraflores mine area, covering some of the targets mentioned above, but did no more reconnaissance work.

In early 1997, as a result of ongoing conversations with the *ca.* 300 members of the *Asociacion de Mineros de Miraflores*, T.V.X. reached an agreement which permitted them to do an initial semi-detailed sampling of the principle adit at Miraflores. The following work and conclusions were presented:

- Based upon a surface and underground evaluations at Miraflores, T.V.X. concluded that mineralization at Miraflores was contained as disseminations, open-space fillings and fracture and fault controlled veins and veinlets within a large polymictic hydrothermal breccia.
- The breccia body measured a minimum of 300 metres N-S by 103 metres E-W and could be in inferred over at least 200 metres of vertical extent.
- Approximately 90 continuous channel samples of *ca.* one metre length each were collected over *ca.* 103 metres of cross cut. All samples were analysed for Au and Ag at CIMM lab in Medellín, Colombia. This lab is not National Instrument 43-101 compliant.

Given the generally depressed gold market conditions of the late 1990's and the uncertain social conditions which prevailed throughout Colombia at the time, T.V.X. decided to abandon it's Colombian activities and, in 1998, discontinued formal operations (although the Colombian operating company was not liquidated until later). T.V.X. completed no more work in the Quinchia district.

4.2 INGEOMINAS: TECHNICAL INVESTIGATIONS, 1998 to 2000

In 1998, a plan was conceived by the Colombia Ministry of Mines to investigate the technical and development capacities of various Colombian artisanal gold mining districts. The Miraflores mine area was chosen for investigations which initiated in 1999 and resulted in a comprehensive technical report presented by Rodriguez *et al.* (2000). INGEOMINAS defined a five (5) square kilometre study area containing the Miraflores mineralisation, placing the known mineralization at the centre of the area. Numerous geological, geochemical and geophysical investigations were undertaken by INGEOMINAS, the most important of which are summarised as follows:

- Geological compilation and integration of existing technical information. Past studies including that of Carrillo (1991) were reviewed and integrated into the INGEOMINAS study.
- Surface geological mapping of the five square kilometre area at a scale of 1:5,000.
- Underground geological mapping of all then-accessible mine tunnels at a scale of 1:500.

- Topographic surveying of surface (1:5,000 scale) and underground (1:500 scale), and tying of all topographic (geologic, sampling) information to the Colombian national survey grid.
- The construction of nine geological cross sections, including six which transect the Miraflores mine area.
- Detailed thin and polished section petrographic investigation and characterization of country rocks, wall rocks and mineralized materials.
- Geophysical surveying, over an approximately 700 by 550 metre area, including *Ca.* 5.35 line-kilometres of magnetometry and 2.7 line-kilometres of IP. Results were interpreted in-house.
- Geochemical rock chip sampling of outcrops over the five square kilometre project area. 96 samples were collected and analysed for Au, Ag, Cu, Pb, Zn, Mo and As.
- Geochemical soil sampling, including ridge-and-spur coverage at 100 metre sample intervals, over the entire project area, and the installation of a 24 hectare grid with 50 by 50 metre sample coverage over the main Miraflores mine area. One hundred forty-two ridge-and-spur and 88 grid-base soil samples were collected. All were analysed for Au, Ag and 30 additional elements.
- Geochemical channel sampling of eight underground workings at Miraflores, including of vein and wallrock materials, in order to evaluate "vein-type" *vs.* disseminated" mineralization. Sixty-one wallrock and 93 vein-type samples were collected and analysed for Au and Ag.

  N.B. *Geochemical analysis for the INGEOMINAS project were undertaken at the INGEOMINAS lab in Bogotá and at BSI Inspectorate's lab in Reno, Nevada. Although the data are considered to be acceptable for general technical evaluation of the project, the lack of documentation with respect to sampling technique and handling, and the general lack of QA\QC standards render them non-compliant from a NI 43-101 standpoint.*
- Based upon thin, polished and hand sample petrography, a paragenetic scheme was established for mineralization and hydrothermal alteration events.
- Based upon all of the above, a genetic model for mineralization at Miraflores was proposed.
- A study regarding the social and economic impact of artisanal gold mining in the Quinchia district was completed.

Based upon the above information, INGEOMINAS (Rodriguez *et al.*, 2000) concluded that the Miraflores mine area is contained within a polylithologic breccia "pipe" out\sub cropping over an *ca.* 5.2 hectare area. The breccia consists primarily of angular to rounded fragments of mafic to ultramafic volcanic rock, diabase and micro-gabbro (local basement lithologies) and rock flour, with subordinate fragments of holocrystalline granitoids, and high-level hypabyssal porphyry rock-types similar to those comprising the hypabyssal porphyry complexes of the region. Breccia fragments range from <1 centimetre to + metre-size. At least three phases of brecciation and hydrothermal infilling were implied. Mineralization is present primarily as hydrothermal infillings in open spaces between \ around the breccia fragments, and in late, spaced, high-grade fault-controlled vein structures which cut the breccia. No economic mineralization is disseminated *within* the individual breccia fragments, which are relatively fresh and unaltered. The high-grade fault-veins vary from 10 to 70 centimetres in thickness, strike N15 to 35W, and dip between 70E and vertical. At least nine such structures have been recognised and are mined in at least 30 artisanal tunnels. The hydrothermal breccia is characterised by coarse-grained, euhedral infillings of abundant calcite, quartz, epidote and pyrite +\- minor zeolites, galena, sphalerite, chalcopyrite and native gold. Hydrothermal matrix varies from 25 to 75% of composite breccia body. The fault-veins contain increased amounts of the same base metal sulphides and abundant fine clay- and sulphide-rich fault gouge. INGEOMINAS geochemical analyses suggested the breccia contains "disseminated" values averaging 0.7 g Au\t (a value similar to that derived from T.V.X.'s work), whilst values in the fault-veins ranged from 0.2 to 429 g Au\t. Silver-to-gold ratios ranged from about 0.7 to 3:1. Overall, alteration of the country rock surrounding and within the breccia is low to moderate, affecting only the margins of the breccia fragments. It essentially forms a low temperature propylitic assemblage including epidote, calcite, pyrite, quartz +\- chlorite, smectite and illite. Geochemical data indicate anomalous Cd, As and Sb values accompany mineralization. Geophysical data (IP) suggested a minimum vertical continuity of the breccia body to 150 metre depth and three zones of relative sulphide-enrichment were indicated.

In order to further evaluate the geological and economic potential at Miraflores, Rodriguez *et al.* (2000) recommended 100 metres of additional underground development with sampling, and 650 metres of diamond drilling in five holes. This work was not completed. INGEOMINAS did no additional work at Miraflores.

5. GEOLOGICAL SETTING

5.1 REGIONAL GEOLOGY

The Miraflores property is located along the eastern margin of Colombia's physiographic Western Cordillera. According to Cediel and Cáceres (2000) and Cediel *et al.* (2003), the region is underlain by a highly complex basement known as the Romeral terrane, which may be characterised as a tectonic mélange (FIGURE 5.1). The basement took form as middle-upper Mesozoic-aged volcanic and sedimentary oceanic rocks collided with and were accreted to the northern Andean paleo-continental margin, beginning in the early Cretaceous. The resulting suture is known as the Romeral fault system and mélange can be traced for over 1,000 kilometres along the northern Andes. The original Romeral fault system is generally north-striking and dextral transcurrent in nature whilst the Romeral melange contains mega-scale blocks and fragments of the oceanic allochthon and crustal slivers of autochthonous Paleozoic metamorphic rocks which formed the paleo-continental margin. The structure of the Romeral system has been modified by various post-Romeral tectonic events.


CARIBBEAN PLATE
NAZCA PLATE
GU - FA
CARTAGENA
PA
SN
SJ
CO
CAM
ME
CA-VA
MEDELLIN
BAU
CG
EC
GOR
DAP
Ib
CR
VICHADA PLATFORM
FLORENCIA PLATFORM
GS
GU-FA
CAT
CHO
CCSP
TECTONIC REALMS
GSR: Guiana Shield Realm = (GS) Guiana Shield; (GA) Garzón Massif
CCSP: Central Continental Sub-Plate Realm = (CA-VA, EC, CR, sl, ib)
MSP: Maracaibo Sub-Plate Realm = (ME, SP, SM, CO, CAM)
WTR: Western Tectonic Realm = (PAT, CAT, CHO)
GU-FA: Guajira - Falcon Composite Terrane

FIGURE 5.1: Tectonic Setting of the Miraflores Property (1), Colombia: Litho-tectonic and morpho-structural map of Colombia and northwestern South America, after Cediel *et al.* (2003). **RO = Romeral terrane; Rm = Romeral melange;** CA-VA = Cajamarca-Valdivia terrane; sl = San Lucas block; ib = Ibagué block;; DAP = Dagua-Piñón terrane; CG = Cañas Gordas terrane; BAU Baudó terrane SP = Santander massif – Serranía de Perijá; GS = Guiana Shield; GA = Garzón massif; ME = Sierra de Mérida; SM = Sierra Nevada de Santa Marta; EC = Eastern Cordillera; CO = Carora basin; CR = Cordillera Real; GOR = Gorgona terrane; PA = Panamá terrane; SJ = San Jacinto terrane; SN = Sinú terrane; GU-FA = Guajira-Falcon terrane; CAM = Caribbean Mountain terrane; fab = fore arc basin; ac = accretionary prism; tf = trench fill; pd = piedmonte; 1 = Atrato (Chocó) basin; 2 = Tumaco basin; 3 = Manabí basin; 4 = Cauca-Patía basin; 5 = Upper Magdalena basin; 6 = Middle Magdalena basin; 7 = Lower Magdalena basin; 8 = Cesar-Ranchería basin; 9 = Maracaibo basin; 10 = Guajira basin; 11 = Falcon basin; 12 = Guarico basin; 13 = Barinas basin; 14 = Llanos basin; 15 = Putumayo-Napo basin; Additional Symbols: PALESTINA = fault\suture system; red dot = Plio-Pleistocene volcano; Bogotá = town or city.

Following accretion, the Romeral terrane and mélange was unconformably overlain in the late Oligocene – early Miocene by autochthonous silici-clastic sedimentary sequences of the Amaga Formation, including basal conglomerates, quartz sandstones, siltstones, shales and coals. In the middle - late Miocene both the Romeral mélange and the Amaga Formation were overlain by mafic and intermediate volcanic rocks (flows and pyroclastics) of the Combia Formation, associated with at least one middle-late Miocene volcanic arc emplaced into the Romeral terrane basement during this time period. Also associated with late arc formation was the syntectonic emplacement of a series intrusives, including poly-phase hypabyssal stocks, dykes and sills of dioritic, granodioritic and monzonitic composition. These intrusives cut all of the above mentioned stratigraphic units. K-Ar whole rock dates for the intrusive rocks range from 8 to 6 Ma (Cediel *et al.*, 2003). The Combia Formation and accompanying hypabyssal intrusive rocks are well represented along an *ca.* 100 kilometre by 20 kilometre N-S trending belt extending from Anserma in the south to Jerico, Fredonia and Titiribi, located to the north of the Miraflores project (FIGURE 5.2).

Following the early accretionary events, the region was compressionally deformed in the early - middle Miocene and again in the middle – late Miocene, in both cases by additional tectonic accretionary events taking place to the west along the active Pacific margin. The structural architecture of the Romeral fault and mélange system is essentially that of a 10+ kilometre wide series of N-S striking, vertically dipping dextral transcurrent faults. Virtually all lithologic contacts within the Romeral basement are structural, characterized by abundant shearing, mylonitization and the formation of clay-rich fault gouge. Structural reactivation during the Miocene resulted in orthogonal compression accompanied by mostly west-directed (back) thrusting and high-angle reverse fault development in the basement rocks. The Amaga Formation was deformed into generally open, upright folds with tilting and near isoclinal folding being associated with generally localized west-vergent thrusting. The Combia Formation records tilting and open folding and both the Amaga and Combia Formations exhibit moderate to strong diapiric doming where affected by the emplacement of the mid-late Miocene intrusive suite. N-S, NE, NW and E-W-striking conjugate shearing and dilational fracturing affects all of the above geologic units. Some of these elements can be observed as structural lineaments traversing the region, visible on Digital Elevation Model (DEM) images, such as form the base of FIGURE 5.2.


REGIONAL GEOLOGY
MIRAFLORES PROPERTY
COLOMBIA
CENOZOIC COVER SEQUENCE
QUATERNARY - RECENT
ALLUVIUM - COLLUVIUM
L. MIOCENE PORPHYRY
DIORITE, QUARTZ DIORITE
MID MIOCENE COMBIA FM.
BAS-ANDESITE, TUFF, AGLOM
OLIGO-MIOCENE AMAGA FM.
CGL, S\S, SHALE, COAL
ROMERAL MELANGE BASEMENT
CRETACEOUS GRANITOID
INTRUSIVES
CRETACEOUS
OCEANIC SEDIMENTS
MAFIC VOLCANICS AND
ULTRAMAFIC ROCKS
PALEOZOIC
AMPHIBOLITE
GRAPHITIC SCHIST
META-PSAMMITE
APPROX. LOCATION OF
MIRAFLORES TENEMENT
SHOWN IN FIGURE 3.2
GOLD
OCCURRENCE
QUINCHIA
TOWN
RIVER
QUINCHIA
MIRAFLORES
N

FIGURE 5.2: Regional Geology, Miraflores Property, Colombia

5.2 PROPERTY GEOLOGY

The bedrock geology of the Miraflores property and surrounding area is shown in FIGURES 5.3 and 5.4, and is discussed below under two headings: Lithology and Structure. It is important to note that the Miraflores property is essentially 100% vegetated by native Andean forest, dense secondary scrub growth, agricultural crops and \or grassy cattle pastureland, making detailed geologic mapping difficult. Natural outcrop is sparse and is limited to road cuts and road-side quarries, mule and walking paths and steeply incised active drainages. In addition, tropical to semi-tropical oxidation and weathering at surface masks original bedrock texture and mineralogy in many outcrops. The following information is taken from work and descriptions supplied by Rodriguez *et al.* (2000), Cediel *et al.* (2003), Garcia (2006) and Jahoda (2007).

Lithology: The Miraflores property and surrounding area is underlain by four principal rock units. These include 1) a basement complex consisting of mafic and ultramafic oceanic volcanic rocks and granitoid intrusive rocks belonging to the Romeral terrane, 2) stratified clastic sedimentary rocks of the Amaga Formation, 3) bas-andesitic through felsic volcanic and pyroclastic rocks of the Combia Formation and 4) dioritic to monzonitic hypabyssal porphyritic intrusive rocks. Each of these units is now described in detail.

1) **Romeral Terrane**: Romeral terrane rocks form a tectonically disrupted basement complex at Miraflores, and the Miraflores breccia and mineralization is entirely developed within Romeral terrane rocks. Except within the artisanal workings, fresh outcrops are relatively rare. Where observed, they form isolated fine-grained packages of mafic oceanic igneous rocks, including basalt, diabase and micro-gabbro, locally interstratified with fine-grained pelagic sediments. The mafic igneous rocks are dark grey altering to dark green in colour. They are macroscopically aphanitic and mineralogically dominated by labradoritic plagioclase and clinopyroxene (augite), both of which occasionally form isolated phenocrysts in a compact groundmass. Bedding features are difficult to ascertain in outcrop due to tectonic disruption, weathering and poor exposure, although pillow structures and auto-brecciation are occasionally observed, as are amygdules containing zeolites, epidote and chlorite. In most instances the basalts, diabases and micro-gabbros can only be distinguished in thin section, due to their fine-grained to microcrystalline nature. In proximity to hypabyssal porphyritic rocks, the basement mafic lithologies are variably exhibit hornfels, fractured, veined and hydrothermally altered.

Development of hornfels results in a compact recrystallization of the mafic wallrock. Intrusion-induced fracturing \ veining occurs in dense stockworks with quartz and magnetite as the filling phases, accompanied by the formation of secondary (hydrothermal) biotite, and resulting in a potassic alteration assemblage (A- and M-veining + biotite) directly linked to porphyry-style mineralization in the hypabyssal intrusions. These assemblages are commonly overprinted by late propylitic alteration, dominated by chlorite and epidote which introduces a greenish colouration to the Romeral lithologies. Chemical analyses indicate that Romeral basement rocks are tholeiitic in composition and appear to represent slivers of oceanic crust and aseismic oceanic ridges. The Romeral assemblage has not been directly dated at Miraflores, but based upon regional correlations is considered to be broadly lower Cretaceous in age, and to have accreted to the continental margin in the Aptian – Albian.

Forming part of the Romeral basement and outcropping in the southern part of the Quinchia district is the Irra stock. This calc-alkaline, granodioritic to monzonitic and locally syenitic intrusive has been mapped over an *ca.* 32 square kilometre area. It is coarse grained and holocrystalline, light grey to pink in colour and is dominated by andesine and orthoclase +\- quartz with augite and biotite forming the mafic phases. It has been dated at *ca.* 97 +\- 10 Ma (K-Ar, biotite). Contacts between the Irra stock and the Romeral basement are not well exposed and where present are structurally modified. It is not clear whether the Irra stock was emplaced in Romeral basement before, during or after Romeral accretion to the continental margin.

2) **Amaga Formation:** The conglomerates, sandstones and siltstones of the Amaga Formation outcrop along road cuts about one kilometre to the SE of Miraflores. The formation was unconformably deposited upon Romeral terrane basement rocks. Based upon pollen analyses, it ranges from upper Oligocene to lower Miocene in age. The Amaga Formation is dominated by greyish-green to cream coloured sandstones which form well stratified thickly to moderately bedded packages containing intercalations of conglomerate and siltstone. The sandstones occur in coarse- to medium-grained, moderately to poorly sorted beds up to six metres thick. In composition they range from quartz arenite to clay-rich wacke. The conglomerates form thin to moderate interbeds within the sandstones. They are

generally matrix supported, with sub-rounded quartz pebbles ranging from one to five centimetres in diameter. The siltstones form larger interbeds within the sandstones and may locally dominate on the outcrop scale, forming laminated beds not exceeding ten metres thick. Organic partings are commonly observed. The Amaga Formation is considered to be of continental origin, having been deposited in transtensional (pull-apart) basins along the middle Cauca, in response to transpression and uplift generated by post-Romeral tectonism along the Pacific margin to the west.


QUINCHIA
ROCK UNITS
LEGEND
MID-LATE MIOCENE
COMBIA FM. VOLCANICS
OLIGO-MIOCENE
AMAGA FM. SEDIMENTS
EARLY CRETACEOUS
IRRA STOCK GTOIDS
EARLY CRETACEOUS
ROMERAL TERRANE
COLUVIUM
LATE GRANODIORITE PORPHYRY
INTRAMINERAL GRANODIORITE PORPHYRY
INTRAMINERAL DIORITE PORPHYRY
EARLY DIORITE PORPHYRY
MIRAFLORES BRECCIA
GEOLOGY
OF THE
QUINCHIA DISTRICT
COLOMBIA
COMPILED FROM
KEDAHDA S.A. MAPPING
MIRAFLORES
MINERAL TITLE
010-87M
RIVER
CAUCA
IRRA
N
0
2 KM

FIGURE 5.3: Geology of the Quinchia District, Colombia.

Structurally – morphologically, the Amaga Formation forms elongate NNE-SSW trending ridges, and structural measurements on bedding indicate moderate to steep dips to the west, suggesting east-vergent folding and possibly thrust fault imbrication. The formation is locally intruded by the hypabyssal porphyry suite, in the vicinity of which it is domed, highly fractured and contains abundant disseminated hydrothermal pyrite and illite +\- sericite.

3) **Combia Formation:** Although widespread throughout the Quinchia district, the Combia Fm. does not outcrop on the Miraflores property. In the district, it is dominated by two main units 1) a lower sequence of massive, compact magnetic flow rocks and agglomeratic pyroclastics of bas-andesitic composition, and 2) an upper finer-to-medium grained, interbedded tuffaceous and agglomeratic pyroclastic unit of more felsic (intermediate) composition. The true thickness and stratigraphic age relationships between these units have not been clearly determined. The lower unit is of dark gray-green in colour and contains primary mafic phases including hornblende and magnetite. The upper unit is volumetrically dominant and is composed of mixed coarse- to fine-grained crystal, lithic, ash and lapilli tuffs. Lithic fragments comprise up to 40% of the coarse grained pyroclastic rocks, and include fragments of basalt, bas-andesite and hypabyssal porphyry. Geochemical whole rock analyses indicate that the lower Combia unit is of tholeiitic, basaltic to bas-andesitic composition and has been interpreted to have formed in a back-arc setting. The upper unit is of calc-alkaline volcanic arc affinity. As with the Romeral suite, in proximity to hypabyssal porphyritic rocks, the Combia Formation is variably fractured, veined and hydrothermally altered. Intrusion-induced fracturing \ veining occurs in dense stockworks with quartz and magnetite in a potassic alteration assemblage (A- and M-veining + biotite) directly linked to porphyry-style mineralization. These assemblages are overprinted by late propylitic alteration. The Combia Formation has not been accurately dated. The lower unit is considered to range from about 14 to 11 Ma in age. Both lower and upper units have clearly been intruded by the hypabyssal porphyry suite which has been dated at *ca.* 8 to 6 Ma (see below).

4) **Hypabyssal Porphyry Suite:** As with the Combia Formation, little hypabyssal porphyry outcrops on the Miraflores property. The suite however, is both

volumetrically and metallogenetically significant in the Quinchia district. The porphyry suite manifests in various sub-tabular intrusive centres in the Quinchia (Dos Quebradas, La Cumbre, Mandeval) and Irra (Chuscal) areas. In detail it is comprised of multiple phases of hypabyssal porphyry which range in composition from diorite to quartz diorite. The porphyries are light grey to greenish-grey in colour, and texturally range from sparsely populated to crowded. Plagioclase is a ubiquitous phenocryst, followed by biotite, hornblende and augite, with quartz occurring as bipyramidal eyes up to 8 millimetres in section in the more felsic porphyry pulses. A fine grained biotite micro-diorite body is observed within the suite and in some areas it appears transitional to sparsely populated plagioclase porphyry. The Quinchia district porphyry suite forms the southern extension of an arc of porphyritic rocks which extends from Anserma – Quinchia to Titiribi in the north. At various locations these porphyries have been dated and generally return ages ranging from 9 to 6 Ma. An unpublished whole rock (K-Ar, biotite) date produced from the Dos Quebradas porphyry by Sociedad Kedahda S.A. returned 8.1 +\- 1 Ma.

Coincident with the hypabyssal porphyry suite at Quinchia, a series of porphyry-style Au-Cu occurrences are observed (Sillitoe, 2000; Sillitoe, 2006). These mineralized alteration centres are hosted within a kilometre-scale propylitic (chlorite-epidote-carbonate-quartz-pyrite) halo which intensifies inwards to a series of Au (+\-Cu) mineralised centres with alteration types which range from calcic-potassic (A-veining, calcic amphibole, disseminated magnetite and magnetite veining, K-spar +\- biotite) to intensely fractured \ stockwork "phyllic" (or "D-type" with sericite-illite-pyrite) and "intermediate argillic" (with sericite-chlorite-clay (illite-smectite)). The emplacement of the porphyry and the resulting concomitant hydrothermal alteration, affects all of the lithologic units in the Quinchia district. As outlined in section 6, Deposit Type, below, the gold occurrences of the Quinchia district, including those contained within the Miraflores property, are linked to the emplacement and cooling history of the hypabyssal porphyry suite.


-75°41'44"
-75°41'40"
-75°41'36"
-75°41'32"
-75°41'28"
SURFACE GEOLOGY OF THE MIRAFLORES MINE AREA
LA CRUZADA ADIT
LEGEND
POLYLITHOLOGIC BRECCIA
MONOLITHOLOGIC BRECCIA
ROCK-FLOUR BRECCIA
DIORITE PORPHYRY
BASALT
SCARP
N
0
200 Metres

FIGURE 5.4: Surface geology of the Miraflores Mine Area (after Sociedad Kedahda S.A. mapping, 2006).

Structural Geology: At the regional scale the most prominent structural control in the Quinchia district is the generally N-S striking, subvertical basement architecture of the Romeral fault system, as reflected in DEM-observed structural lineaments and in the N-S trend of the general Middle Cauca porphyry belt. Structural reactivation during various post-Romeral events is also recorded, and principal and secondary faults at the Miraflores property scale strike WNW – ESE and NE-SW. The Miraflores fault, as described by Rodriguez *et al.*, passes to the east of the Miraflores property. It strikes N47E and dips at *ca.* 45 degrees to the NW. It appears to be an east-verging thrust of undefined displacement which places Romeral terrane basalts over sandstones of the Amaga Formation. Its age is likely middle to late Miocene. Within the Miraflores breccia, numerous minor, high-angle NNW-SSE-striking faults are recorded, and as indicated by their hydrothermal infillings, control the distribution of high-grade mineralization within the Miraflores breccia. Based upon work completed by Sociedad Kedahda S.A. and B2Gold Corp., low-angle structures (<30 degree dip), also cut the Miraflores breccia and control the distribution of high-grade mineralization (see section 7, below).

6. DEPOSIT TYPE

At the regional scale, the Quinchia district is contained within Colombia's late Miocene Middle Cauca porphyry belt, a well-defined volcano-plutonic arc with confirmed potential to host gold (+\- copper)-rich porphyry systems, including associated peripheral forms of precious metal mineralization (Sillitoe, 2005; Sillitoe, 2006).

According to Sillitoe (2006), Miraflores is confirmed as a gold-silver rich, magmatic-hydrothermal breccia body, located within a fertile hypabyssal porphyry cluster, whose genesis is intimately related to the evolution and cooling of magmatic and hydrothermal fluids emanating from the porphyry cluster's parent magma chamber. Various such breccias, including Miraflores and Chuscal-Trinidad and Tres Cuevas are observed within the Quinchia district. All are precious-metal rich and exhibit mineralogy and alteration characteristics controlled by the wall rocks in which they form.

At the porphyry-district scale certain geological \ mineralogical \ geochemical features are characteristic of peripheral breccias in the porphyry environment;

- the presence of altered \ mineralised porphyry stocks in relative proximity to the breccia system. Miraflores is located within two kilometres of intense porphyry-style mineralization, and at the property scale is cut by porphyry dykes.
- alteration is dominated by lower temperature phyllic, argillic and propylitic varieties, forming peripheral to or above the higher temperature potassic core zones associated with the porphyries themselves. Alteration at Miraflores is strongly propylitic.
- the increased values of base and trace metals (Zn, Pb, Sb, As) as seen at Miraflores occur peripheral to the core porphyry zones containing Au, Cu and Mo.

The Miraflores occurrence conforms to that of a magmatic-hydrothermal breccia. It is the only type of potentially economic precious metal mineralization presently known to be contained within the Miraflores property. The above outlined features supports it's genesis in direct relation to the emplacement and cooling of mineralised hypabyssal Au-Cu-rich porphyry bodies in the Quinchia district. Regardless, it is important to note that no significant porphyry-style mineralization or hypabyssal porphyry bodies have been detected within the Miraflores property. The Miraflores breccia may be considered to form part of the porphyry continuum at a district scale as illustrated by Sillitoe (2000).

7. MINERALIZATION

Mineralization at Miraflores is contained within the Miraflores magmatic-hydrothermal breccia body. Based upon surface definition and drilling activities completed by Sociedad Kedahda S.A. (Jahoda, 2007; see section 8, Exploration and Results, and section 9, Drilling, below) the body is roughly circular, measuring some 280 by 250 metres in surface outcrop, and has been traced via drilling for over 600 metres in vertical extent. It remains open at depth. At surface, the breccia is exposed on a 30 degree slope which has been extensively worked by informal miners. Free gold is sluiced from oxidized exposures and from dump material. Underground mining by informal miners and by the *Asociacion de Mineros de Miraflores* occurs to a depth of generally less than 25 metres, although isolated workings apparently connect with the main *Asociacion de Mineros* adit some 70 metres below surface. The prospect is well known for free native gold occurring in vugs and cavities in the carbonate and quartz cement of the magmatic-hydrothermal breccia.

As outlined by Rodriguez *et al.* (2000), gold mineralization within the breccia is contained within narrow, spaced, high-grade NNW-striking fault-veins, and in disseminated form accompanying hydrothermal infillings in open spaces between \ around the breccia fragments. The breccias may be monolithologic, made up exclusively of basalt clasts and blocks, or polylithologic, containing unaltered rhyodacite and diorite porphyry, undifferentiated tuffaceous rocks, andesite, monzonite, ultramafic rocks and amphibolite fragments in addition to the predominant basalt clasts. The central parts of the breccia body are predominantly polylithologic in character, whereas the marginal parts are largely monolithologic. Based upon observations in underground workings and in drill core, Sillitoe (2006) reported three types of breccia. The earliest comprises monolithologic or polylithologic clast populations set in hydrothermal cement. The first cementing mineral is epidote, which forms thin rinds around the clasts, followed by quartz and carbonates, mainly calcite but including minor amounts of dolomite. Small quantities of sulphide minerals, typically about one percent by volume pyrite plus traces of sphalerite, galena and chalcopyrite, were deposited during final quartz and initial carbonate precipitation. These early cementing minerals also appear to line the fractures in the basalt blocks and to vein the basalt wallrock for several metres along the breccia contact. This early breccia was cut by a second breccia phase in which a rock-flour matrix is intensely replaced by epidote. Any remnant open space is filled by the same quartz, sulphide and carbonate sequence as in the early breccia. Fragments of the first breccia are observed in the second. Observed in drill core

from the central parts of the breccia body, a third brecciation event characterised by injection of fine-grained, largely barren rock flour into the epidote-rich second phase occupies relatively minor rock volumes. A fourth breccia variety, comprising intensely silicified rock containing abundant sphalerite, is observed only as occasional clasts in the polylithologic breccia. Sillitoe (2006) suggests that this silica-sphalerite breccia has been largely destroyed by later brecciation events.

Sillitoe (2006) notes that the prevalence of epidote and carbonates in the Miraflores breccia is an uncommon feature for magmatic-hydrothermal breccias in general. He interprets their abundance, along with the lack of alteration in the basalt clasts, as an indication of the buffering effect exerted by the abundant calcium-rich basalt clasts upon the hydrothermal solutions circulating throughout the breccia.

Gold Distribution within the Miraflores Breccia: The highest grade mineralisation at Miraflores is contained within the steeply-dipping fault-veins which transect the breccia body. Values as high as 429 ppm Au were reported by Rodriguez *et al.* (2000), whilst numerous Sociedad Kedahda S.A. samples returned +10 ppm Au grades with various samples exceeding 100 ppm Au, generally associated with narrow fault-vein structures (data reviewed in section 8, below). With respect to disseminated gold within the hydrothermal breccia infillings, Sillitoe (2006) indicates the highest values normally (but not always) occur in the early breccia. He states that it is clear that the gold was introduced with the base-metal sulphides. He observes that all the isolated gold assays in drill core of >3 ppm Au coincide with the presence of coarse visible gold grains, and \ or the presence of crystalline galena and sphalerite. By contrast, the rock flour breccia is not well mineralized, except where cut by discrete fault-veins. The average grade of the "disseminated" mineralization in the Miraflores property has yet to be definitively established. Based upon diamond drill results (reviewed in section 9, Drilling, below), an average grade for the entire bulk breccia, cutting all +10 ppm Au values to 5 ppm, falls in the 0.5 to 0.8 ppm Au range (Jahoda, 2007), in general agreement with values suggested by T.V.X. (1997) and Rodriguez *et al.* (2000). Regardless, based upon underground panel sampling and upon drill results, disseminated gold distribution is not homogenous, and various continuous + ten metre sections grading > 1 ppm Au are recorded. Increased grades are observed in the vicinity of larger high-grade structures, suggesting some infiltration of hydrothermal fluids from the structures into the porous breccia. Drilling indicates that the eastern portion of the breccia is generally low grade (<0.5 ppm Au), and that disseminated gold grades appear to bottom out at

around 254 metres vertical depth. A good concept of gold distribution within the Miraflores breccia is gained by reviewing the exploration and drilling results presented in sections 8 and 9, below.

8. MIRAFLORES EXPLORATION AND RESULTS: 2005 to 2007

Essentially two phases of National Instrument 43-101 compliant exploration have been completed at Miraflores, firstly by Sociedad Kedahda S.A. and then by B2Gold Corp. These activities included target identification and first round diamond drilling by Sociedad Kedahda S.A., and second round diamond drilling and preliminary metallurgical testing by B2Gold Corp. Work by both these companies is reviewed herein and in sections 9 and 14, below.

All exploration work at Miraflores to date has been carried out by Sociedad Kedahda S.A. and B2Gold Corp. technical personnel. All data was collected under the supervision of professional senior-level geologists utilising generally accepted international exploration standards and the resulting information is believed to be highly reliable. The details of each work phase are outlined below.

8.1 SOCIEDAD KEDAHDA S.A WORK PROGRAM AND RESULTS, 2005

The Quinchia Au-Cu porphyry district was conceptually identified within Sociedad Kedahda S.A's regional target generation program. The well known Miraflores mine area was considered part of the Quinchia district, but not necessarily a priority target for Sociedad Kedahda S.A. Regardless, initial reviews in the Quinchia district and at Miraflores indicated that the Miraflores target could form an important satellite deposit to the larger volume porphyry Au (Cu) occurrences in the area. Sociedad Kedahda S.A. entered into an agreement with the *Asociacion de Mineros de Miraflores* in March, 2005, and initiated a work program which may be considered in two phases, 1) target identification by surface and underground mapping and sampling; and 2) diamond drill testing.

Pre-drilling target identification exercises completed by Sociedad Kedahda S.A. around and at Miraflores included:

- April, 2005: 1:10,000 mapping in the Quinchia district, including at Dos Quebradas – La Cumbre (both porphyry centres) and at Miraflores
- May, 2005: Orientation sampling at Miraflores
- June to August 2005: 1:250-scale mapping and underground sampling at Miraflores

In total, Sociedad Kedahda S.A. collected 185 rock samples at Miraflores. The great majority of these samples were collected as channel and panel samples within the principle *Asociacion de Mineros de Miraflores* access tunnel, referred to as the *La Cruzada* tunnel (FIGURE 5.4), and in one of the working adits. *La Cruzada* is an *ca.* 270 metre long crosscut oriented at about 265 degrees azimuth, which cuts many of the known NNW-striking high-grade fault-veins which are the object of the artisanal mining activities at Miraflores. The *La Cruzada* entrance is located on the eastern margin of the Miraflores breccia, and is essentially developed in magmatic-hydrothermal breccia along its entire length. La Cruzada is the largest tunnel transecting the Miraflores breccia. It is topographically located at 1390 metres above sea level, and is the topographically lowest access point to the breccia in the entire district. It transects the breccia at *ca.* 70 to 90 metres below the topographic surface.

Results of Sociedad Kedahda S.A. Surface and Underground Sampling: The location and results of all Sociedad Kedahda S.A. rock sampling are shown in FIGURE 8.1 and tabulated in APPENDIX 1A. Jahoda (2007) reports the following composite results from the continuous underground channel and panel sampling of *La Cruzada*:

- From 0 to 20.0 metres: Roof support, No Exposure, No Sampling
- From 20.0 to 121.5 metres (101.5 m);
  - Uncut Geometric Mean: 298 ppb Au
  - Average Grade: 400 ppb Au

- From 121.5 to 235.8 metres (114.3 m):
  - Uncut Geometric Mean: 1.009 ppm Au
  - Average Grade: 1.541ppm Au (cutting >10 ppm Au values to 5 ppm)

Jahoda (2007) notes that gold values in *La Cruzada* are spiky and affected to some extent by nugget effects. Inspection of assay data indicates that gold values range up to 36 ppm and various values exceeding 10 ppm Au are observed. Regardless, based upon sample descriptions and inspection of sample sites, high-grade gold values are ubiquitously associated with millimetre to centimetre-scale fault veinlets and gouge zones which cut the breccia system. Samples observed to contain no fault-vein component consistently contain gold, but values are generally in the sub-ppm range.



MIRAFLORES PROPERTY
LA CRUZADA TUNNEL
SAMPLE LOCATIONS AND RESULTS
PLAN VIEW
-75.695
-75.6945
-75.694
-75.6935
-75.693
5.294
5.2935
5.293
5.2925
5.292
2022470
2022471
2022468
2022469
2022467
2022466
2022465
2022464
2022461
2009140-2009144
2022463
2022462
2021900-202919
2022659-202670
2021877
2021879
2021875
2004857
2003884
2003883
2003885
2021876
2021920-2021936
ENTRANCE
2004856
2003882
2022460
2021886-2021899
2022671-2022678
2022459
2022456
2022457
2021880-2021885
2022458
2022455
2022454
N
0
50 Metres
2022455
SAMPLE LOCATION \ NUMBER
(SEE APPENDIX 3A FOR DETAILS)
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000

FIGURE 8.1: La Cruzada tunnel, sample locations and results.

With respect to the high-grade fault-vein structure accessed via *La Cruzada*, Sociedad Kedahda S.A. collected 22 separate (non-continuous), selective channel and panel samples of the vein structure and the immediate wall rocks. Vein values including 210, 167, 31, 23 and 17 ppm Au were returned, clearly demonstrating the high-grade nature of these structures. Wall rock values in the 1 to 5 ppm were common (FIGURE 8.1, APPENDIX 1A). Regardless, such structures were not considered to form stand-alone targets for Sociedad Kedahda S.A., and no detailed follow-up work on individual fault-veins was undertaken.

Based upon geological and metallogenetic considerations and the reported underground sampling results which suggested potentially economic "disseminated" bulk-mineable grades

within the breccia system, Sociedad Kedahda S.A. decided to drill the Miraflores prospect. A drill proposal was presented in November, 2005, and drilling was initiated in January, 2006.

Based upon the author's review of the Miraflores project and of the work completed by Sociedad Kedahda S.A., both on site at Miraflores, in Bogotá, and within the supplied database, the geochemical results from the project are considered to be reliable and the discussions and conclusions provided by Sociedad Kedahda S.A. (Jahoda, 2007), are considered to be well conceived and justified. The results are backed by the use of a well recognised, experienced international commercial analytical laboratory (ALS Chemex), as well as by the internal QA \ QC program which Sociedad Kedahda S.A has in effect (sections 11 and12).

9. DRILLING

To date, two diamond drilling programs have been undertaken at Miraflores, including one in 2006 by Sociedad Kedahda S.A., and one in 2007 by B2Gold Corp. Each of these programs is reviewed below.

9.1 SOCIEDAD KEDAHDA S.A DRILL PROGRAM AND RESULTS, 2006

In order to test the grade, continuity and volume potential of the "disseminated" mineralization in the Miraflores breccia, Sociedad Kedahda S.A. completed 1,414.05 metres of diamond drilling in four holes. The first three holes, drilled in the first quarter of 2006, were collared within the *La Cruzada* tunnel, at *ca.* 0+120 metres W, in order to avoid drilling the upper portion of the breccia, which could easily be evaluated in outcrop and artisanal tunnels (also, Sociedad Kedahda considered the volume of breccia *above La Cruzada* to be insignificant with respect to the target volume required to meet their project size target criteria). As shown in TABLE 9.1, the first three holes were collared on the same location in the tunnel and drilled in a fan configuration, to the west, east and north. Based upon the results of the first three holes, and remaining geological uncertainties, Sociedad Kedahda S.A. drilled a fourth hole, which was collared at surface and drilled vertically.

TABLE 9.1 SOCIEDAD KEDAHDA S.A.

DRILL HOLE SUMMARY, MIRAFLORES PROPERTY

HOLE NO.	LOCATION	UTM EASTING	UTM NORTHING	ELEV (m)	AZ	INCL.	HOLE LENGTH (m)	PERTINENT MINERALISATION (*)
MI DD-01	LA CRUZADA ADIT	423,080	585,066	1,391	264	-60	238.15	238 m @ 0.7 ppm Au Incl. 22 m @ 1.0 ppm Au And 51 m @ 1.2 ppm Au And 26 m @ 1.1 ppm Au
MI DD-02	LA CRUZADA ADIT	423,080	585,066	1,391	84	-60	224.6	224 m @ 0.31 ppm Au Incl. 121 m @ 0.5 ppm Au And 58 m @ 0.8 ppm Au
MI DD-03	LA CRUZADA ADIT	423,080	585,066	1,391	10	-60	338.4	242 m @ 0.89 ppm Au Incl. 100 m @ 1.03 ppm Au
MI-DD-04	SURFACE	423,100	585,062	1,451	0	-90	612.55	66 m @ 2.25 ppm Au 2 m @ 25.8 ppm Au 2 m @ 27 ppm Au

(*) Calculated using interval grades as reported (uncut) and no applied cutoff grade.

Comments on the objectives and results of each hole include the following;

__Hole MI-DD-01__: This hole was drilled at 264 degrees azimuth, essentially parallel to and underneath the *La Cruzada* tunnel. It was designed to verify the grades and continuity implied in the continuous panel sampling completed within the tunnel above. Additionally, it was designed to cut the high-grade fault-vein structures and to investigate the effects the structures might have upon gold grade distribution. Compared to the sample interval returned in the panel sampling (114 m @ 1.54 ppm Au), results were lower grade and showed less continuity. However, various 20+ metre sections grading greater than 1 ppm Au were obtained. Interestingly, the bulk grade of the hole (238 metres @ 0.7 ppm Au) is virtually identical to the grade obtained in previous work by both T.V.X. and INGEOMINAS. The hole cut three-event breccia with abundant rock flour in its upper portion. The best results were returned from two-event breccia with abundant epidote, calcite and pyrite infilling in the central portion of the hole. The hole appears to drill out of mineralization at *ca*. 160 metres vertical depth below the collar. Although intended to test the western limit of the breccia body, the hole was terminated in breccia at 238 metres down-hole depth, due to technical difficulties.

__Hole MI-DD-02__: Drilled at 180 degrees to Hole MI-DD-01, this hole was intended to test the eastern limit of the Miraflores breccia. As with Hole 1, it was drilled parallel to and underneath the La Cruzada tunnel. Compared with the tunnel sampling grades, Hole 2 again produced a lower composite result, returning 224 metres @ 0.31 ppm Au, compared with the tunnel sample


W
E
1420 M ASL
1320 M ASL
1220 M ASL
1120 M ASL
1020 M ASL
LA CRUZADA TUNNEL
MI-DD-01
MI-DD-02
MI-DD-04
MIRAFLORES PROPERTY
DRILL SECTION
SOCIEDAD KEDAHDA S.A. DRILLING
2006
LEGEND
PPB AU
100 - 199
200 - 999
> 1000

FIGURE 9.1: Drill section and results from Sociedad Kedahda S.A, 2006.

average of 0.4 ppm Au over 121 metres (both intervals represent approximately the same horizontal distance). There is a notable absence of high-grade values in Hole 2, despite the observation of high-grade fault-veins in the tunnel sampling. Regardless, two separate intervals in Hole 2, including 121 metres @ 0.49 ppm Au and 58 metres @ 0.8 ppm Au, are noteworthy. The upper portion of the breccia in Hole 2 is described as lithologically similar to that in Hole 1, regardless, gold grades are clearly impoverished in Hole 2, and based upon combined Hole 2 drill core and tunnel results, it is concluded that the eastern portion of the breccia is, in general, impoverished in Au with respect to the west. According to logging, the hole was terminated in breccia, but the presence of metre-scale blocks of relatively unaltered and unfractured basalt at the bottom of the hole, suggests it was terminated very near the eastern limit of the breccia body.

Hole MI-DD-03: Drilled to the NNW, Hole MI-DD-03, was intended to test the northern limit of the Miraflores breccia. Although drilling approximately parallel to the mineralized structural trend, inspection of both drill core and drill site confirm that the hole did not obviously drill along \ within a narrow, high-grade fault-vein structure. Regardless, it did return the most consistent mineralization of the first three holes, averaging the 0.85 ppm Au over the first 242 metres. This interval contained a 100 metre section grading 1.03 ppm Au. As with Hole 1, the best results were returned from two-event breccia with abundant epidote, calcite and pyrite infilling in the central portion of the hole, and the hole appears to drill out of mineralization at *ca.* 160 metres vertical depth below the collar. As with Hole 2, the hole was terminated in weak breccia, but the presence of metre-scale blocks of basalt at the bottom of the hole, suggests it was terminated very near the northern limit of the Miraflores body.

Based upon the above drill information and results, and upon information from Sillitoe (2006) and Jahoda (2007), the following general conclusions were drawn from the first round of drilling in the Miraflores breccia:

- The body is about 250 x 280 metres in plan and has at least 250 metres of vertical extent.
- Gold values in Holes 01 and 03 are significantly lower than those indicated by panel sampling in the *La Cruzada* tunnel.
- The eastern portion of the breccia returned generally low gold values (<0.5 ppm Au).
- The average bulk, uncut grade for the breccia in Holes 1 and 3, based upon all drill core sampling, is about 0.75 ppm Au.

- Significant intervals (>10 metres) of + 1 ppm Au mineralization can be composited from within the Holes 1 and 3 intervals, applying a cut-off grade of 0.3 or even 0.5 ppm Au.
- Better grade (+1 ppm Au) mineralization appears to bottom-out at *ca.* 160 metres below the *La Cruzada* adit level (or about 250 metres vertical depth from surface).
- In terms of mineralogy, alteration and structure, the breccia exhibits very few changes either horizontally or vertically.

Sillitoe (2006) suggests that the tunnel sample grades are higher than the core grades due to the "over-representative" sampling of the friable, gold-bearing breccia cement over the harder breccia clasts in the panel sampling process. He feels that the hole 1-2-3 drill configuration employed in the Miraflores breccia resulted in an effective test of the gold content of the body to a depth of ~200 metres below the adit level. Finally, he concedes the possibility that gold contents could increase at depth in the breccia, emphasising however, that no obvious sign of vertical change in either the character of the breccia cement or the gold grade is apparent to the presently drilled depths. He recommended that, should deeper investigation of the breccia body in search of high gold tenors be considered, a vertical core hole to a maximum depth of 500 metres beneath the adit level would be the recommended approach. Evidence for downward changes in the breccia cement, such as increasing sulphide content, might be reflective of increasing gold grades.

<u>Hole MI-DD-04</u>: Given the recommendations of Sillitoe (2006), Sociedad Kedahda S.A. spotted a vertical drill hole from surface, in the approximate geographic centre of the Miraflores breccia body. Hole MI-DD-04 was allowed to continue to 610 metres vertical depth, where it was terminated, still in breccia, due to down-hole technical problems. As with the previous holes, no evidence of changes in lithology, mineralogy or alteration patterns were observed. The hole did however, permit various important observations:

- In the upper portion of the hole, two spaced 2-metre intervals returned high-grade gold values, including 2 metres @ 25.8 ppm Au and 2 metres @ 27 ppm Au, both surrounded by relatively low grade (sub-ppm Au) material. Inspection of drill core indicates abundant subhorizontal fracturing and fault gouge development associated with both of these intervals, thus illustrating that both high-angle *and* low-angle fault-vein structures control high-grade mineralization within the Miraflores breccia.
- In the middle portion of the hole, strong continuous mineralization including 66 metres @ 2.25 ppm Au was observed. This interval appears to laterally correlate well with + ppm

grade mineralization in holes MI-DD-01 and 03. Potentially economic, bulk mineable (+ ppm grade) mineralization at Miraflores thus appears to take on a sub-horizontal disposition within the middle and upper levels of the breccia system.

- As with holes MI-DD-01 and 03, gold grades in MI-DD-04 bottom-out very sharply at *ca.* 160 metres below the La Cruzada tunnel. This level, thus appears to represent the present lower limit for the occurrence of economic bulk mineable mineralization within the Miraflores breccia. The level may be related to processes such as boiling, un-mixing or phase separation of ascending auriferous hydrothermal fluids. Such processes, related to hydrostatic over lithostatic pressure release, can trigger the preferential deposition of gold, and the formation of higher or even bonanza-grade intervals, at certain levels within hydrothermal gold systems (Simmons and Brown, 2000).

Sociedad Kedahda S.A. concluded that the Miraflores property did not meet their target criteria, and on May 1, 2007, Sociedad Kedahda S.A. optioned the project to B2Gold Corp.

9.2 B2GOLD CORP: DRILL PROGRAM AND RESULTS, 2007

B2Gold Corp. recognized potential for the Miraflores prospect to meet their target criteria, and initiated investigation of various avenues at Miraflores, including;

- Verifying the possibility of the existence of a smaller tonnage but significantly higher-grade target "core zone" target such as implied by the results from MI-DD-04.
- Investigating various mineralogical and metallurgical avenues to verify if the abundant lower-grade materials (0.3 to 1 ppm Au) at Miraflores could be cheaply processed so as to render them economic.
- As a result of the above, significantly increasing the Au resource base by lowering the cut-off grade of a potential mining operation.

Between July and October, 2007, B2Gold Corp. completed a six hole diamond drilling campaign at Miraflores. A total of 2,210.1 metres were drilled by B2Gold. Drill data and results for B2Gold Corp's drilling are summarised in Table 9.2 and in APPENDIX 1C. Location of the drill holes in plan view and a representative cross section through the Miraflores breccia based upon B2Golds' drilling are shown in FIGURES 9.2. As of this writing, laboratory analytical results were in hand for Holes 05 through 08 and remained outstanding for Holes 09 and 10. Regardless, based upon the review of all drill core through Holes 05 to 10, and analytical results

through holes 05 to 08, the conclusions outlined below by the author are considered technically valid.

TABLE 9.2 B2GOLD CORP.

DRILL HOLE SUMMARY, MIRAFLORES PROPERTY

HOLE NO.	LOCATION	UTM EASTING	UTM NORTHING	ELEV (m)	AZ	INCL.	DEPTH (m)	PERTINENT MINERALISATION (*)
MI-DDH-05	NE Margin	423,177	585,137	1,410	225	-80	301.1	301.1 m @ 0.34 g Au\t
MI-DDH-06	NE Margin	423,137	585,197	1,444	225	-70	353.7	353.7 @ 0.45 g Au\t Incl. 18 m @ 1.09 g Au\t and 42 m @ 0.81 g Au\t
MI-DDH-07	NE Margin	423054	585241	1495	200	-70	376.7	**200 m @ 1.02 g Au\t** Incl. 42 m @ 2.24 g Au\t
MI-DDH-08	Central Breccia	423024	585140	1518	225	-70	352.05	352 @ 0.94 g Au\t Incl. **208 m @ 1.24 g Au\t** and 64 m @ 2.67 g Au\t
MI-DDH-09	SW Margin	423057	584990	1497	45	-85	341.55	Awaiting Results
MI-DDH-10	SW Margin	422983	585001	1538	45	-70	485	Awaiting Results

(*) Calculated using interval grades as reported (uncut) and no applied cutoff grade.

As opposed to the "internal" drill pattern utilised by Sociedad Kedahda S.A., which spotted holes from within the La Cruzada tunnel at Miraflores and drilled outwards, B2Gold Corps' drilling approached the Miraflores target from the outside, spotting holes at surface around the mapped position of the breccia margin, and drilled inwards. The range of analytical results and distribution of gold within the B2Gold Corp. drilling are somewhat higher than that recorded by Sociedad Kedahda S.A., although the range of rock types, breccia textures and alteration and mineralization assemblages are similar.


ROCK LEGEND
POLYLITHOLOGIC BRECCIA
MONOLITHOLOGIC BRECCIA
ROCK FLOUR BRECCIA
DIORITE PORPHYRY
BASALT
MI-DDH-01 DRILL COLLAR \ HOLE NO.
RESULTS
PPB AU
0 - 100
101 - 300
301 - 500
501 - 750
751 - 1,000
1,001 - 10,000
> 10,000
MI-DDH-07
(B2GOLD)
MI-DDH-06
(B2GOLD)
MI-DDH-08
(B2GOLD)
MI-DDH-05
(B2GOLD)
MI-DDH-03
MI-DDH-02
MI-DDH-01
MI-DDH-10
(B2GOLD)
MI-DDH-09
(B2GOLD)
KEDAHDA S.A.
LA CRUZADA TUNNEL
DRILL COLLARS
01 TO 04
(SEE FIGURE 9.1)
N
0
50 Metres
MIRAFLORES MINE AREA
DRILL HOLE PLAN
AND RESULTS

FIGURE 9.2: Miraflores property drill plan and results to October, 2007.

In Holes 05 and 06, drilled on the eastern side of the breccia, extended intervals of low grade gold values (0.3 to 0.9 ppm Au over 100+ metre intervals) were observed, with limited intervals of + 1 ppm Au. Hole 06 returned 18 metres grading 1090 ppm Au. Such results for both holes are on par with those observed in the eastern sector of the Miraflores breccia, where previous Sociedad Kedahda S.A. drilling (Hole MI-DD-02) returned a similar range of values. B2Gold Corps' Hole 07, drilled to the northwest of Holes 05 and 06 along the northern margin and into the west-central portion of the known breccia system, cut 200 metres grading 1.02 ppm Au with a high grade interval of 42 metres grading 2.24 ppm Au. section Hole 08 returned a 208 metre grading 1.24 ppm Au with a high-grade interval of 64 metres grading 2.67 ppm Au. Results are pending for holes 09 and 10. These holes were drilled into the western portion of the breccia and, based upon the frequent observations of visible gold in core, could produce similar or even higher-grade gold intersections to those observed in Holes 07 and 08. Based upon the review of drill core, geology and analytical results as plotted upon cross sections and drill plans, the following additional comments and conclusions with respect to the B2Gold Corp. drill program are supplied.

- B2Gold Corps' drilling confirms, expands upon and enhances the spatial definition of gold mineralization within the Miraflores breccia system. The basic "roof" and "floor" to mineralization implied in the Sociedad Kedahda S.A. drilling are sustained by the B2Gold Corp. results.
- B2Gold Corp. drilling, in general, cut longer intersections of more continuous and higher grade mineralization than that observed in the Sociedad Kedahda. S.A. drilling (*e.g.* compare results from Holes 01 and 03 with Holes 07 and 08). This observation is best attributable to the more optimal drill positioning utilised by B2Gold *vs.* Sociedad Kedahda S.A. B2Gold Corp. aligned all of its holes along a NE-SW axis which will have better intersected the known structural trend of mineralization as derived from geological mapping and historic mining, at right angles.
- As with the Sociedad Kedahda S.A. drilling, B2Gold Corp. consistently intersected a "high-grade core zone" to mineralization, beyond which gold grades abruptly drop off. As interpreted above, this level, thus appears to represent a "floor" to mineralization related to processes such as boiling, un-mixing or phase separation of ascending auriferous hydrothermal fluids.
- Above the "floor", the high-grade core zone has been expanded both in size and in grade by the B2Gold Corp. drilling. This core appears to represent a true "bonanza" zone to the breccia with an increased abundance of visible native gold and enhanced

overall gold grades. Two metre sample intervals attain up to 30 ppm Au (*e.g.* Hole 08, 202 – 204 metres depth).

- Above and surrounding the high-grade core zone, B2Gold Corp. results sustain those indicated by previous Sociedad Kedahda S.A. drilling which suggest the average grade of the western Miraflores breccia, exclusive of the high-grade core, is in the 0.7 to 1 ppm Au range. B2Gold Corps' drilling exhibited better grade continuity than the previous Sociedad Kedahda S.A. work, likely due to, as mentioned above, the more optimum drill hole positioning and orientation with respect to that of Sociedad Kedahda's.
- Both Holes 09 and 10, presently lacking analytical results, contain numerous sightings of coarse-grained (0.5 mm +) visible gold in drill core, more so than that recorded in any of the other holes to date. It is difficult to speculate upon the overall analytical grade which these holes will produce, but based upon the presence of visible gold alone, it may be concluded that the western hemisphere of the breccia is significantly higher in grade than that observed in the eastern sector.
- Based upon the plotting and correlation of intervals of visible gold in Holes 09 and 10 with respect to the high-grade intervals observed in Holes 04, 07 and 08, the high-grade core zone within the Miraflores breccia appears to dip off to the west and southwest. Based upon this observation the productive portion of the breccia system may in fact be open in this direction, and implies that mineralization may not be confined, as previously believed, to the vertically projected surface outline of the breccia body.

In conclusion, B2Gold Corp. diamond drilling to date has been successful in confirming the presence of a significant "high-grade core zone" to the Miraflores breccia, as indicated by earlier Sociedad Kedahda S.A. drilling. B2Gold Corps' drilling expands the size potential and enhances the spatial definition of the high-grade core and increases somewhat the overall average grade. Additionally, B2Gold Corp. drilling results suggest better continuity to the lower-grade (0.7 to 1 ppm Au) mineralization at Miraflores than implied by previous drilling, in general enhancing the bulk-mining potential for this gold occurrence. Finally, B2Gold Corp. drilling indicates that mineralization remains open to the west. Additional drilling, outlined in section 18, Recommendations, will be required to close and fully evaluate the grade-tonnage potential of the Miraflores breccia.

In addition to diamond drilling, B2Gold Corp. initiated preliminary metallurgical testing of underground bulk sampled, and drill core materials from the Miraflores breccia. The

methodology and results of their preliminary metallurgical testing program are revealed in section 14, Mineral Processing and Metallurgical Testing, below.

10. SAMPLING METHOD AND APPROACH

To date about 1,116 samples of all types have been collected by Sociedad Kedahda S.A. and B2Gold Corp. for geochemical \ analytical purposes at the Miraflores property [APPENDICIES 3A and 3B]. Based upon sampling method and target materials, two types of samples have been collected within the property;

1) Chip and channel rock samples of *in situ* or near *in situ* materials, from outcrop and within mine workings, across and peripheral to zones of observed alteration \ mineralization.
2) Samples collected from diamond drill core.

Sampling method and approach are described for each of these sample types. Identical sampling methods were used by both Sociedad Kedahda S.A. and B2Gold Corp.

1) Chip and channel rock samples of *in situ* materials were collected with a geological pick \ hammer and chisel or metal spatula. One hundred ninety-five rock chip \ channel \ grab samples were collected at the Miraflores prospect by Sociedad Kedahda. S.A. and B2Gold Corp. Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralised structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), three to five kilograms of material were generally allowed to fall upon a clean plastic sheet spread in front of the outcrop. The entire sample was described by a supervising geologist, and sealed in numbered plastic bags containing laboratory sample tags. Upon return to the camp, samples were inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogotá) for drying and preparation. Information regarding the location and nature of all chip and channel samples collected by Sociedad Kedahda S.A. and B2Gold Corp. at Miraflores is tabulated in APPENDIX 1A.

2) Samples collected from diamond drill core were collected after the core was boxed, measured, had the recovery per drilled interval calculated, and was logged for geological, mineralogical and alteration features by a supervising geologist. Due to the disseminated nature of the mineralization, Sociedad Kedahda. S.A. decided to sample core at consistent two meter intervals throughout. B2Gold Corp. followed a similar approach. Core for individual holes was measured and two meter samples intervals were laid out along its entire length. The core was cut using a diamond core saw and *ca.* 50% of the core for each interval was randomly selected and sealed into number plastic sample bags. Samples were later inventoried and shipped to ALS Chemex Laboratories (Bogotá) for drying and preparation and ALS Chemex Laboratories in Lima, Peru, for analysis.

Based upon the observations regarding the strength and style of alteration \ mineralization at the Miraflores project and the QA \ QC procedures and check sampling programs utilised by Sociedad Kedahda S.A. and B2Gold Corp., sample results obtained by these companies appear to be reliable and accurate. Surface sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling.

Samples collected on Sept 23 and 24, 2007 by the author (QP) consisted of chip samples of the adit and a grab sample from a stockpile near old workings (APPENDIX 4). These were collected as part of a two day, reconnaissance scale, property evaluation program, and only represent a preliminary assessment of the potential of the property.

With the exception of samples collected underground within the La Cruzada tunnel, each sample location was surveyed with a hand-held Global Positioning System (GPS).

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

As part of its sample quality control system Sociedad Kedahda S.A. and JV partner B2Gold Corp. apply the same sample management that AngloGold Ashanti Ltd. utilizes on a global level in all its early phase ("greenfields") exploration programs. This includes recording each individual sample on a uniquely numbered sample card, and, upon analysis of a sample series, inserting sample duplicates, sample standards and sample blanks.

The general "rule-of-thumb" for all sampling, is that for every series of 25 samples of any type collected; one sample is duplicated, and one commercially purchased standard and one proven blank, are inserted (thus a 25 sample batch consists of 22 original samples, one duplicate, one standard and one blank). Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Sociedad Kedahda S.A. were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 10 to 3,000 ppb Au are used, and are thought to be highly reliable in their advertised gold contents. For blanks, Sociedad Kedahda S.A. uses a clean, fine-grained quartz-arenite sandstone, available in large volume from rock quarries near Bogotá. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex laboratory at the request of Sociedad Kedahda S.A. First, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Second, at the analytical laboratory, again, for every 20 to 25 samples analysed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Sociedad Kedahda S.A.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Sociedad Kedahda S.A.'s in-house Geochemical Database Administrator (a professional geologist) in Bogotá. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their

published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

The author is of the opinion that an adequate methodology is maintained with respect to sample collection, preparation, analyses and security.

During September, 2007 the author collected seven samples from the adit, an ore dump, and drill core, which were packed in plastic bags sealed with plastic zap straps and taken to the ALS Chemex laboratory in Bogotá, Colombia. The seven rock samples (APPENDIX 4) were analyzed for Au, Ag and Cu by ALS Chemex using their Au AA-24, Au GR22, Ag AA-61, and CU AA-61 methods. Au AA-24 is a fire assay method using Atomic Absorption Spectroscopy, while Au GR22 is a fire assay method using Gravimetric Analysis. Further details on the analytical methods are available from ALS Chemex laboratories.

12. DATA VERIFICATION

Seven samples were collected from the Miraflores Property (Appendix 2A and 2B) to verify results obtained by and Sociedad Kedahda S.A. and B2Gold Corp.

Samples 41722 and 41723 were collected from the underground workings. The first sample was from a low grade bulk test area and returned 377ppb Au, which compared well with the 227ppb Au from the closest inferred sample site (sample references removed by blasting). The second sample was to test a medium grade bulk sample area, which, according to Sociedad Kedahda geologists, returned lower than expected results, similar to the low grade test area. 41723 yielded 216ppb Au, as compared with 329ppb for the closest inferred sample site. These results compare favourably with those previously reported for altered wall rock at this location (Section 7). Both the bulk samples yielded grades of ~0.3gpt Au. Sample 41724 was collected from an ore pile at the tunnel mouth, derived from workings in the tunnel crosscut. It was a random grab sample of rock being fed to the crusher and returned 156ppb Au.

Samples 41727 and 41728 were taken from sawn core from DDH O7 (B2Gold – Appendix 1C). Sample 41727 was taken from vuggy polylithic breccia with up to several percent combined sulphides (pyrite, sphalerite and galena). It returned 512 ppb versus 815ppb for B2# 10019279.

Sample 41728, also of mineralized polylithic breccia containing flecks of visible gold, returned 1580ppb versus 9580ppb for B2# 10019302. In systematically sampling one side of the quarter-sawn core, the author noted a several millimetre sized piece of gold in the reference core, which, if included in the analyzed portion, would have greatly changed gold values. This emphasizes the difficulty encountered in getting representative samples in a deposit with considerable visible gold. The author believes that composite samples of the HQ core, as being calculated by B2Gold, are a better representation of true grades in this case.

Samples 41730 and 41731 were taken from sawn core from DDH 04 (Sociedad Kedahda – Appendix 1B). Both sampled polylithic, vuggy breccia with pyrite, sphalerite and galena. Sample 41730 interval contained visible gold and returned an average of 442ppb Au in three check analyses versus 6000ppb in sample SK# 1006772. Sample 41731 returned 2350ppb Au versus 3510ppb in SK# 1006749. Again, difficulties presented by 'nugget effect' when sampling free gold are apparent. Sample 41731 was also analyzed in duplicate, returning 852ppb Au as an average of three check analyses, or nearly double the initial value. Other metals remained within 10% of initial values, suggesting a 'nugget effect' problem. It must be stressed that this is not a statistically valid sample however.

Sample 41725 was a quartz arenite blank, and samples 41726 and 41729 were standards as used by B2 in their sample control. Both returned verifiable results compared to the standard analysis.

The author also examined B2Gold's DDH 08, for which sample results have since been received (Appendix 1C), and DDH 09, which had not yet been sawn and sampled at the time of the site visit and for which results are pending. Both drill cores contained abundant sulphide mineralization and visible gold. DDH 09 was well mineralized from ~150m to ~315m. Results from hole 08 returned a 208 metre grading 1.24 ppm Au with a high-grade interval of 64 metres grading 2.67 ppm Au, suggesting that the western part of the breccia is more uniformly mineralized and of higher grade.

13. ADJACENT PROPERTIES

The Miraflores property is located within the Quinchia Au-Cu porphyry district, which contains various known mineralized centres. Sociedad Kedahda S.A. and other third party mineral title holders hold mineral concessions within the Quinchia district. Technical information regarding

specific present exploration and results or mineralization styles within the district, other than the historical T.V.X. data (TVX, 1997), has not been sought after, nor has it been made available to the author during the writing of the present report.

The author acknowledges that mineralization, if encountered on the adjacent properties, is not necessarily indicative of, or physically associated with the mineralization on the Miraflores property, and an attempt has been made to clearly indicate that any mineralization styles discussed herein are site specific within the confines of the Miraflores property.

14. MINERAL PROCESSING & METALLURGICAL TESTING

B2Gold Corp. performed recovery tests on three bulk samples taken from the La Cruzada tunnel to determine what range of gold recoveries could be expected utilizing gravity separation techniques. The purpose of the program was to determine if gravity separation by itself has the potential to be a viable means of metal recovery for the Miraflores project. The test program was designed to process one tonne samples of low grade material (<1 ppm Au), medium grade material (1 to ppm 3 Au) and high grade material (>3 ppm Au). The three samples were obtained by drilling shallow holes along selected sections of the La Cruzada tunnel that had previously been channel sampled to determine the estimated grade, and then blasting the material onto plastic tarps. The samples were loaded into a small ore car by hand and hauled outside of the portal. Samples were placed in individual piles and all pieces of rock were reduced to minus 15 centimetres using hammers. Approximately one tonne of each bulk sample was bagged, labelled and weighed for shipment to Laboratorio del Instituto de Minerales CIMEX ("CIMEX") at the Universidad Nacional de Colombia in Medellín.

CIMEX is not a certified laboratory, and the tests were performed by students under the supervision of Ana Cecilia Gaviria Cartagena, the Executive Director of CIMEX. The results of this program provide general gold and silver recovery ranges. This data does not meet quality standards that would allow its use in determining final project economics or project viability. The intent of this program was only to determine the potential for gravity recovery of the various grade materials from the Miraflores project.

At the laboratory, the three one-tonne samples were processed through a closed circuit crushing facility to produce a minus 10 mesh product. Each one-tonne sample was crushed to

minus 10 mesh in size utilizing a primary crusher, impact crusher, a single deck screen and a roll crusher. After crushing, each sample was blended and then split into the following:

- Three - one kilogram samples. Each one kilogram sample was dried and screened into four screen sizes: -10 to +18 mesh, -18 to +48 mesh, -48 to +100 mesh, and < -100 mesh. Each screen size was weighed and fire assayed for gold and silver.
- Four - 50 kilogram samples. Each 50 kilogram sample was screened into +48 mesh and -48 mesh fractions and then processed through a Knelson Concentrator. The concentrate from the Knelson was weighed, dried and fire assayed. Both gold and silver values were reported. The tailing material from the Knelson was dried, weighed and fire assayed for gold and silver. The results of both size fractions were then combined to generate the final recovery estimate.

A diagram for the processing of the samples is shown below.


One tonne Sample
< 150mm Feed
Jaw Crusher
< 25mm
Impact Crusher
Roll Crusher
Screen
< 10 mesh
Blend & Split
Save Remaining Sample
1 kg
Screen size analysis
and Assay
10-18 mesh
18-48 mesh
48-100 mesh
<100 mesh
Au & Ag
4 each, 50 kg samples
Screen each 50 kg Sample into +48 mesh and -48 mesh
Knelson Concentrator
8 Samples
Concentrate
Assay "to extinction"
Au & Ag
Tailing
Assay three cuts, Au & Ag

Fig. 14.1 Processing Diagram for Metallurgical Samples

From the screen analysis results, it was determined that the grade ranges of the three bulk samples were not in the ranges predicted by the channel samples and that the nugget effect made it difficult to accurately determine the grade of the material. The screen analysis results indicated that the low grade and medium grade samples both had grades of approximately 0.35 ppm Au. The high grade screen sample was significantly higher in grade than anticipated with a value of 103 ppm Au. It was interesting to note that in both the medium grade and low grade samples, the gold was concentrated in the -48 mesh size fraction. Approximately 70 to 75% of the gold was found in only 25 to 30% of the sample. In the high grade sample the opposite effect was seen in that approximately 80% of the gold was associated with the +48 mesh material.

The Knelson gravity recovery tests on the high grade bulk sample were very successful, with average gold recovery of 65% in less than 7% of the sample weight. Recoveries varied from a low of 50% to a high of 75%. The nugget effect created significant variability in both the concentrate grades and the tail grades, resulting in the fairly large recovery range, but the overall test clearly demonstrate that gravity separation is a viable means of gold recovery for high-grade material. The average feed grade for the four 50 kilogram samples tested was 162 ppm Au. A summary of the gravity recovery results (average results for each sample type) for all of the samples is shown below.

Knelson Concentrator Test Results

	Units	Low Grade	High Grade	Core
Feed	kg	50	50	42
Feed	g/t Au	0.59	161.7	2.8
Concentrate	kg	4.23	2.78	2.44
Concentrate	%	9.62%	6.49%	5.82%
Tail	kg	39.73	39.99	39.50
Lost Material	kg	6.04	7.24	0.06
Lost Material	%	12.1%	14.5%	0.1%
Conc. Grade	g/t Au	0.66	1,614.8	32.5
Tail Grade	g/t Au	0.58	60.8	1.0
Au Recovery	%	10.8%	64.8%	67.9%

Table 14.1 Knelson Concentrator Test Results for Metallurgical Samples

The low grade bulk sample did not have enough free gold to be successfully separated by gravity. The concentrate grade and tail grade were within assay error of each other with the concentrate grade being 0.7 ppm Au and the tail grade being 0.6 ppm Au. It was very difficult to

obtain any type of clean separation of gold with this sample as either nothing was going to concentrate or significant amounts of the coarse fraction (at average sample grade) were reporting to concentrate.

The medium grade bulk sample reacted in the same manner as the low grade sample, so this test was terminated.

As the bulk samples did not provide medium grade material for testing, a fourth Core sample composite was selected from remaining core in diamond drill hole MI-DDH-4, one of the original exploration holes. This was done to get a sample with an average grade of approximately 2 to 3 ppm Au. Every other meter of the remaining core was taken from the 198 to 248 metre interval in the hole, for a sample weight of approximately 50 kilograms. The sample was reduced to minus 10 mesh as described above for the bulk samples, and a single one kilogram sample was split out for screen analysis with the remainder of the sample being processed through the Knelson concentrator.

The screen analysis for the Core sample showed a higher distribution of gold (approximately 67%) in the coarse (+48 mesh) size fraction, which was similar to the High Grade sample. Gold recovery from the Knelson concentrator was approximately 68% in less than 6% of the sample weight, which is an excellent for a medium grade sample. The feed sample grade indicated by the gravity recovery tests was 2.8 ppm Au. This result verified the recovery range indicated by the high grade sample.

Based on these results, a more detailed metallurgical program may be warranted. Future programs would be done in North America with certified laboratories specializing in this type of work. The initial tests completed at CIMEX were only to determine the potential for gravity recovery at Miraflores. Future tests would be done on core samples from B2Gold Corp. drilling programs that are more representative of the ore body, and would be designed to quantify gravity recovery and cyanide leaching recovery by rock type and grade. This future work will depend on the drilling results of the current program and the estimated gold grade of various ore zones of this deposit.

15. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not applicable.

16. OTHER RELEVANT DATA AND INFORMATION

The Miraflores property is located in Colombia, and therefore carries certain political and country risk beyond that found in other South American jurisdictions. Colombia is host to a disperse and long-running insurgency that at times in the recent past has manifested itself in widespread civil conflicts. Company management has warranted to the author that they employ a comprehensive corporate security program to ensure the safety of all personnel and project sites. This program includes the use of highly trained and experienced internal security personnel working in cooperation with military and civil organizations. Independent international risk assessors provide external advice and audit services on a regular basis.

17. INTERPRETATION AND CONCLUSIONS

The Miraflores property is located within the historically important and present-day artisanal mining district of Quinchia, Risaralda, Colombia. District-scale mineralization at Quinchia is related to high-level hypabyssal Au (Cu) porphyry bodies. The district includes the Miraflores breccia, a significant gold-silver rich, magmatic-hydrothermal breccia body whose genesis is intimately related to the evolution of the porphyry mineralization occurring in the Quinchia district. Within the Miraflores property, the only type of precious metal mineralization presently known is contained within the Miraflores breccia and no porphyry-style Au-Cu mineralization has yet been detected.

The Miraflores breccia is contained within an area measuring some 280 by 250 metres by more than 600 metres vertical depth, and at present does not appear to extend beyond the plan-view limits of the breccia system, as presently mapped. Mineralization is contained in two forms in the breccia body, including as general low-grade (< 1 ppm Au) disseminations contained within epidote-carbonate-quartz-pyrite cement in-fillings, and as high-grade (commonly + 10 ppm Au) fault-veins which cut the breccia body. At present, the principle target at Miraflores is a bulk

mineable deposit, which combines the low- and high grade mineral types, and which may be amenable to open pit mining and bulk tonnage beneficiation techniques. The high-grade fault-veins at Miraflores do not appear to be amenable to individual (underground) extraction.

In conclusion, limited diamond drilling and metallurgical test work at Miraflores by Sociedad Kedahda S.A. and by B2Gold Corp. has been successful at delineating a significant low-grade large-tonnage Au-Ag deposit at Miraflores which is potentially amenable to bulk-tonnage mining and mineral extraction techniques. Miraflores is considered a property of merit. Past work completed to date by these companies indicates the property warrants further resource definition via diamond drilling, and continued metallurgical test work, in order to verify the feasibility of economically recovering gold from the important low-grade (0.3 to 1 ppm Au) resource the property has to offer. In the event that both diamond drilling and metallurgical test work provide positive results, additional drilling of the project can be recommended. A program to carry out additional drilling and metallurgical test work is outlined in section 18, Recommendations, below.

18. RECOMMENDATIONS

Based on the favourable exploration and metallurgical results to date, the Miraflores property is of sufficient merit to warrant further exploration. In order to further evaluate the mineral and economic potential of the Miraflores property, a stage-three exploration diamond drilling program totalling 10,000 metres that includes rehabilitation of underground workings and additional metallurgical tests for a total estimated cost of US$5M is recommended. This program will follow-up on positive results obtained in the stage-one (Sociedad Kedahda S.A.) and stage-two (B2Gold Corp) diamond drill programs. Upon favourable results from stage three, this will be followed by a stage-four program that involves completing a feasibility study for an estimated cost of US$8M for a total cost of US$13M for the two additional staged programs.

Costs to execute this program are estimated as follows.

TABLE 18.1 BUDGET FOR THE PROPOSED EXPLORATION OF THE MIRAFLORES PROPERTY

DESCRIPTION – Stage 3 Program	AMOUNT
Diamond drill testing	
Surface site preparation (back hoe, tractor)	$250,000
Diamond drilling: 10,000 metres HQ/NQ (10,000m x C$250 per metre, includes mobilization of drills from out of country)	$2,500,000
Underground rehabilitation (drill sites, metallurgical sample sites)	$500,000
Geochemistry lab costs (7,500 samples x C$40 per sample)	$300,000
Personnel; geologists and support staff (2 project geologists at 10 months x C$10,000 per month, plus 2 junior geologists and support staff of technicians, labourers, social, environmental, security and logistics personnel)	$300,000
Metallurgy	
Metallurgical testing (6 bulk samples x C$158,333 per sample, Includes shipping, analyses in NA laboratory)	$950,000
Logistics and Support	
Miraflores camp costs (construction, food etc.)	$150,000
Transport; air and ground (in country)	$50,000
Project total ($ CDN)	***$5,000,000***

DESCRIPTION – Stage 4 Program	AMOUNT
Diamond Drill Testing	
Surface site preparation (back hoe, tractor)	$250,000
Diamond drilling: 20,000 metres HQ/NQ (20,000m x C$250 per metre)	$5,000,000
Underground rehabilitation (drill sites)	$600,000
Geochemistry lab costs (15,000 samples x C$40 per sample)	$600,000
Personnel; geologists and support staff (four project geologists at 10 months x C$10,000 per month, plus four junior geologists and support staff of technicians, labourers, social, environmental, security and logistics	$400,000

personnel)

Metallurgy	
Metallurgical testing	$950,000
(6 bulk samples x C$158,333 per sample, Includes shipping, analyses in NA laboratory)	
Logistics and Support	
Miraflores camp costs (expansion, food etc)	$150,000
Transport; air and ground (in country)	$50,000
Project total ($ CDN)	***$8,000,000***

The character of the Miraflores property is, in the opinion of the author, of sufficient merit to justify the recommended stage-three program. The fourth-stage program would be contingent on positive results of the stage-three drill program.

John Gorham, P. Geol. **Dahrouge Geological Consulting Ltd.**

October 22nd, 2007
Edmonton, Alberta

19. REFERENCES

Carrillo, V., 1991, Geologia Detallada, Caracterizacion y Evaluacion Preliminar del Yacimiento Auifero de Miraflores, Quincha, Risaralda, Ecominas, Bogota.

Cediel, F., and C. Cáceres, 2000, Geological Map of Colombia, 1: 2,000,000, Geotec Ltd., Bogotá, Third Edition, digital format with legend and tectono-stratigraphic chart.

Cediel, F., Shaw, R.P. and Cáceres, C., 2003, Tectonic Assembly of the Northern Andean Block, *in* Bartolini, C., R.T. Buffler, and J. Blickwede, eds., The Circum Gulf of Mexico and Caribbean: Hydrocarbon habitats, basin formation, and plate tectonics: AAPG Memoir 79, p. 815 - 848.

Garcia, C.A., 2007, Caraterizacion Petrografica y Metalografica del Stock Porfiritico Dos Quebradas – La Cumbre, Prospecto Porfido Aurifero Quinchia, Risaralda. *preparado para* Sociedad Kedahda S.A. *como* Proyecto de Grado, Universidad de Caldas,.Manzales, Colombia, 168 p.

(IEC) Instituto de Estudios Colombianos, 1987, El Oro en Colombia, 290 p.

Jahoda, R., 2007, The Porphyry Gold District of Quinchia, Middle Cauca, Colombia: First Phase Drilling and Nearby Regional Targets, Sociedad Kedahda S.A. (AngloGold Ashanti Ltd.), Bogota, February, 2007, 47 p.

Restrepo, V., 1883, *Estudio sobre las minas de oro y plata en Colombia*, reprinted in 1979 by the Fondo Rotatorio de Publicaciones FAES, 1979, Medellín, 259 p.

Rodríguez, G., Celada, Cossio, C., U., Munoz, R., and Balcero, G., 2000, Evaluacion Geologico – Minera del Yacimiento de Miraflores, Districto Minero de Quinchia, Riseralda (Colombia), INGEOMINAS Informe 2467, Medellín, Noviembre, 2000, 189 p.

Sillitoe, R.H. (2000): Gold-Rich Porphyry Deposits: Descriptive and Genetic Models and Their Role in Exploration and Discovery. SEG Reviews, v. 13, p. 315 – 345.

Sillitoe, R.H. (2006): Comments on the initial drilling results from the Quinchia, La Mina and Gramalote gold prospects, Colombia. Unpublished company report.

Simmons, S.F. and Browne, P.R.L. (2000): Hydrothermal Minerals and Precious Metals in the Broadlands-Ohaaki Geothermal System: Implications for Understanding Low-Sulphidation Epithermal Environments. Econ.Geol., 95, 971-999;

TVX, 1997, Prospecto Quinchia, T.V.X. Mineria de Colombia Ltda., Internal Report, 87 p.

20. CERTIFICATE OF AUTHOR

I, John Gorham, of 11254 95A Street, Edmonton Alberta, do hereby certify that:

- I am a geologist of Dahrouge Geological Consulting Ltd., Suite 18, 10509 – 81 Ave, Edmonton, Alberta, T6E-1X7.
- I am a graduate of the University of Calgary, Calgary, Alberta, with a B.Sc. in geology, 1976
- I have been a registered professional geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta since 1987, member M46239.
- I have been working as an exploration geologist since 1972 and have experience in base metal, precious metal, gemstone, industrial mineral and coal exploration.
- I am author of the report entitled "Summary Report on the Miraflores property" located in Risaralda Department, central Columbia dated October 22 2007
- I am independent of and hold no direct or indirect interest in B2Gold Corp. and expect to receive none for this work.
- I am a "qualified person" for the purposes of National Instrument 43-101.
- I have visited the Miraflores property on September 23 and 24, 2007
- I am not aware of any material fact or material change related to this report that is not reflected in the technical report.
- I have had no prior involvement with the Miraflores property before I visited it in September, 2007
- I have read National Instrument 43-101 and the technical report has been prepared in compliance with this Instrument.
- I consent to the filing of this technical report by B2Gold Corp. with any stock exchange or other regulatory authority and any publication of this report by B2Gold Corp. for regulatory purposes, including electronic publication on websites accessible to the public

John Gorham, P. Geol.

Dated this 22nd day of October, 2007

John Gorham, BSc, P.Geol.

APEGGA M46239

Appendix 1A

2004 - 2007 Miraflores Rock Samples Descriptions and Results

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	LONGITUD DEGREES W	LATITUDE DEGREES N	ELEVATION METRES ASL	SAMPLE MEDIUM	SAMPLE TYPE	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
Miraflores	2022783	O	6/11/2002	Kedahda	75°41'49"	5°16'59"	1220	Rock	panel	MR_Hornf	Pot	Mod	Perv	113	0.2	2	61	220
Miraflores	2022780	O	6/11/2002	Kedahda	75°41'47"	5°16'56"	1180	Rock	panel	EX_Bas	Chl	Mod	Perv	254	0.4	5	51	332
Miraflores	2022781	O	6/11/2002	Kedahda	75°41'46"	5°16'55"	1170	Rock	panel	MR_Hornf	Pot	Nl	Perv	126	0.2	2	61	197
Miraflores	2000203	O	6/23/2004	Kedahda	75°41'11"	5°17'28"	NR	Rock	chan	EX_Da	FeOx	Mod	Fract	386	0.1	19	45	255
Miraflores	2000203	O	6/23/2004	Kedahda	75°41'11"	5°17'28"	NR	Rock	chan	EX_Da	FeOx	Mod	Fract	386	0.1	19	45	255
Miraflores	2000204	O	6/23/2004	Kedahda	75°41'17"	5°17'21"	1300	Rock	chan	EX_Da	FeOx	Mod	Fract	376	0.4	11	70	202
Miraflores	2000204	O	6/23/2004	Kedahda	75°41'17"	5°17'21"	1300	Rock	chan	EX_Da	FeOx	Mod	Fract	376	0.4	11	70	202
Miraflores	2000205	O	6/23/2004	Kedahda	75°41'20"	5°17'21"	1280	Rock	chan	EX_Da	Arg	Str	Perv	118	0.8	15	40	43
Miraflores	2000207	O	6/23/2004	Kedahda	75°41'15"	5°17'8"	1220	Rock	chan	EX_Da	Arg	Str	StrBnd	177	0.5	11	73	60
Miraflores	2000206	O	6/23/2004	Kedahda	75°41'24"	5°17'10"	1275	Rock	panel	EX_Da	Py	Mod	Patch	172	0.2	7	54	102
Miraflores	2000206	O	6/23/2004	Kedahda	75°41'24"	5°17'10"	1275	Rock	panel	EX_Da	Py	Mod	Patch	172	0.2	7	54	102
Miraflores	2000206	O	6/23/2004	Kedahda	75°41'24"	5°17'10"	1275	Rock	panel	EX_Da	Py	Mod	Patch	172	0.2	7	54	102
Miraflores	2000207	O	6/23/2004	Kedahda	75°41'15"	5°17'8"	1220	Rock	chan	EX_Da	Arg	Str	StrBnd	177	0.5	11	73	60
Miraflores	2000208	O	6/23/2004	Kedahda	75°41'15"	5°17'8"	1220	Rock	panel	EX_Da	Py	Mod	Patch	64	0.2	8	48	18
Miraflores	2000208	O	6/23/2004	Kedahda	75°41'15"	5°17'8"	1220	Rock	panel	EX_Da	Py	Mod	Patch	64	0.2	8	48	18
Miraflores	2000209	O	6/23/2004	Kedahda	75°41'17"	5°17'7"	1235	Rock	panel	EX_Da	Py	Mod	Vnlets	404	0.7	10	34	330
Miraflores	2000209	O	6/23/2004	Kedahda	75°41'17"	5°17'7"	1235	Rock	panel	EX_Da	Py	Mod	Vnlets	404	0.7	10	34	330
Miraflores	2000210	O	6/23/2004	Kedahda	75°41'18"	5°17'7"	1250	Rock	panel	EX_Da	Py	Mod	Patch	246	0.2	9	32	98
Miraflores	2000210	O	6/23/2004	Kedahda	75°41'18"	5°17'7"	1250	Rock	panel	EX_Da	Py	Mod	Patch	246	0.2	9	32	98
Miraflores	2000210	O	6/23/2004	Kedahda	75°41'18"	5°17'7"	1250	Rock	panel	EX_Da	Py	Mod	Patch	246	0.2	9	32	98
Miraflores	2000211	O	6/23/2004	Kedahda	75°41'19"	5°17'7"	1260	Rock	panel	EX_Da	Py	Mod	Patch	95	0.2	12	58	41
Miraflores	2000211	O	6/23/2004	Kedahda	75°41'19"	5°17'7"	1260	Rock	panel	EX_Da	Py	Mod	Patch	95	0.2	12	58	41
Miraflores	2000211	O	6/23/2004	Kedahda	75°41'19"	5°17'7"	1260	Rock	panel	EX_Da	Py	Mod	Patch	95	0.2	12	58	41
Miraflores	2000197	O	6/24/2004	Kedahda	75°41'6"	5°17'24"	NR	Rock	panel	CL_arenite	Py	Str	Patch	96	1.2	5	44	172
Miraflores	2000197	O	6/24/2004	Kedahda	75°41'6"	5°17'24"	NR	Rock	panel	CL_arenite	Py	Str	Patch	96	1.2	5	44	172
Miraflores	2000197	O	6/24/2004	Kedahda	75°41'6"	5°17'24"	NR	Rock	panel	CL_arenite	Py	Str	Patch	96	1.2	5	44	172
Miraflores	2000196	O	6/24/2004	Kedahda	75°41'5"	5°17'35"	1229	Rock	panel	EX_Da	Py	Wk	Vnlets	7	0.0	7	104	3
Miraflores	2000198	O	6/24/2004	Kedahda	75°41'8"	5°17'26"	NR	Rock	panel	EX_Da	Py	Mod	Patch	112	0.1	7	28	46
Miraflores	2000198	O	6/24/2004	Kedahda	75°41'8"	5°17'26"	NR	Rock	panel	EX_Da	Py	Mod	Patch	112	0.1	7	28	46
Miraflores	2000198	O	6/24/2004	Kedahda	75°41'8"	5°17'26"	NR	Rock	panel	EX_Da	Py	Mod	Patch	112	0.1	7	28	46
Miraflores	2000202	O	6/24/2004	Kedahda	75°41'7"	5°17'28"	NR	Rock	chan	EX_Da	FeOx	Mod	Vnlets	273	0.2	13	22	45
Miraflores	2000193	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	1320	Rock	waste	IN_QMz	Py	Mod	Patch	20	0.3	50	137	26
Miraflores	2000193	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	1320	Rock	waste	IN_QMz	Py	Mod	Patch	20	0.3	50	137	26
Miraflores	2000193	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	1320	Rock	waste	IN_QMz	Py	Mod	Patch	20	0.3	50	137	26
Miraflores	2000194	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	NR	Rock	panel	IN_QMz				11	0.4	44	145	74
Miraflores	2000194	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	NR	Rock	panel	IN_QMz				11	0.4	44	145	74
Miraflores	2000194	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	NR	Rock	panel	IN_QMz				11	0.4	44	145	74
Miraflores	2000195	O	6/24/2004	Kedahda	75°41'18"	5°16'39"	1315	Rock	sel	IN_QMz	Sil	Mod	Perv	156	12.3	724	1990	131
Miraflores	2003885	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	Py	Mod	Matrix	611	2.9	57	6960	367
Miraflores	2003883	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	SilCarb	Intse	Matrix	10950	3.4	884	1840	269
Miraflores	2003883	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	SilCarb	Intse	Matrix	10950	3.4	884	1840	269
Miraflores	2003882	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	Py	Mod	Matrix	12070	38.1	4520	4500	661
Miraflores	2003882	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	Py	Mod	Matrix	12070	38.1	4520	4500	661
Miraflores	2003884	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	Py	Mod	Matrix	2670	6.1	423	2300	247
Miraflores	2003884	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	Py	Mod	Matrix	2670	6.1	423	2300	247
Miraflores	2003885	O	11/14/2004	Kedahda	75°41'33"	5°17'34"	1400	Rock	work	Bx	Py	Mod	Matrix	611	2.9	57	6960	367
Miraflores	2004857	O	12/15/2004	Kedahda	75°41'34"	5°17'34"	NR	Rock		Bx	Prop	Mod	Perv	356	1.0	73	189	116
Miraflores	2004856	O	12/15/2004	Kedahda	75°41'34"	5°17'34"	NR	Rock		Bx	Prop	Mod	Perv	205	0.7	55	155	105
Miraflores	2021875	O	6/27/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	161	1.0	85	253	154
Miraflores	2021876	D	6/27/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	167	1.2	145	282	167
Miraflores	2021877	O	6/27/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	40	0.4	10	116	107
Miraflores	2021878	O	6/27/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	636	1.0	40	178	32
Miraflores	2021879	O	6/27/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel			Mod	Clasts	1	46.9	11	24	0
Miraflores	2021880	O	6/27/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	125	0.6	16	229	82
Miraflores	2021881	O	6/27/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Sil	Wk	Matrix	159	0.7	27	201	84
Miraflores	2021886	O	6/28/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Chl	Mod	Perv	1535	3.7	454	1620	108
Miraflores	2021883	O	6/28/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Sil	Wk	Matrix	356	3.3	161	1720	148
Miraflores	2021884	D	6/28/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	475	3.0	199	1390	122
Miraflores	2021885	O	6/28/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	118	0.6	97	228	107
Miraflores	2021887	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Chl	Mod	Clasts	1000	8.3	1975	1335	139
Miraflores	2021888	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Chl	Mod	Clasts	731	2.2	626	983	125
Miraflores	2021889	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Chl	Mod	Clasts	549	1.6	266	413	135
Miraflores	2021890	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Arg	Wk	Clasts	409	0.9	80	290	120
Miraflores	2021891	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	36600	3.9	232	557	142
Miraflores	2021892	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	sel	VeinMat	Arg	Mod	VeinSel	926	1.5	31	144	107

Miraflores	2021893	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Arg	Wk	Clasts	2300	1.6	68	344	64
Miraflores	2021882	O	6/28/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	1525	0.6	8	291	154
Miraflores	2021897	O	6/28/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Arg	Mod	Perv	2750	5.9	590	816	310
Miraflores	2021896	O	6/28/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Arg	Mod	Perv	400	0.7	33	113	21
Miraflores	2021894	O	6/29/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Arg	Mod	Clasts	586	0.8	23	134	41
Miraflores	2021908	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	4580	9.0	94	834	151
Miraflores	2021895	O	6/29/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Arg	Mod	Clasts	525	0.5	27	120	18
Miraflores	2021898	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	sel	VeinMat	Py	Str	Vnlets	13850	62.3	8190	9290	3490
Miraflores	2021899	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Arg	Mod	Clasts	283	0.8	49	248	41
Miraflores	2021900	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	674	4.5	385	3780	305
Miraflores	2021901	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Mod	Clasts	2950	5.1	182	2650	179
Miraflores	2021902	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Str	Clasts	1370	2.2	147	319	54
Miraflores	2021903	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Str	Clasts	4460	3.3	207	475	146
Miraflores	2021904	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Str	Clasts	2650	1.8	58	331	107
Miraflores	2021905	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	329	0.9	61	383	73
Miraflores	2021906	O	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	sel	VeinMat	Carb	Wk	StrCont	504	1.2	95	299	87
Miraflores	2021907	D	6/29/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	sel	VeinMat				348	1.0	77	293	75
Miraflores	2021937	D	6/29/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Arg	Mod	Matrix	543	0.5	30	140	20
Miraflores	2021917	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Str	Clasts	176	2.3	373	2290	252
Miraflores	2021909	O	6/30/2005	Kedahda	75°41'39"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	1140	1.4	172	970	95
Miraflores	2021910	O	6/30/2005	Kedahda	75°41'39"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	1645	2.1	255	922	163
Miraflores	2021911	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	sel	VeinMat				210000	87.1	14700	2970	931
Miraflores	2021912	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Wk	Clasts	1120	1.8	268	514	105
Miraflores	2021913	D	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx				271	0.8	69	372	75
Miraflores	2021914	O	6/30/2005	Kedahda	75°41'40"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	649	1.5	267	448	106
Miraflores	2021915	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	409	1.0	54	421	106
Miraflores	2021916	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Str	Clasts	376	2.0	185	826	187
Miraflores	2021915	D	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx				227	2.2	383	1655	209
Miraflores	2021920	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	367	0.9	116	516	71
Miraflores	2021921	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	663	1.2	87	231	70
Miraflores	2021922	O	6/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	3070	2.4	510	850	114
Miraflores	2021923	O	6/30/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	1195	0.8	73	176	72
Miraflores	2021924	O	6/30/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	Bx	Sil	Wk	Clasts	537	0.9	72	298	69
Miraflores	2021929	D	7/1/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	BX_Flt				215	0.7	37	291	76
Miraflores	2021925	O	7/1/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	700	1.1	102	257	102
Miraflores	2021926	O	7/1/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	606	1.3	218	641	107
Miraflores	2021927	O	7/1/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	203	0.6	23	158	66
Miraflores	2021928	O	7/1/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	BX_Flt	Prop	Mod	Perv	108	0.7	31	328	65
Miraflores	2021930	O	7/1/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	607	0.6	25	133	72
Miraflores	2021933	O	7/2/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	EX_AndBas	Prop	Mod	Clasts	3780	3.9	785	1720	254
Miraflores	2021931	O	7/2/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	EX_AndBas	Prop	Mod	Perv	250	0.7	27	273	108
Miraflores	2021932	O	7/2/2005	Kedahda	75°41'41"	5°17'33"	1390	Rock	panel	EX_AndBas	Prop	Mod	Perv	7010	7.2	1290	2730	260
Miraflores	2021934	O	7/2/2005	Kedahda	75°41'42"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	775	3.3	49	146	89
Miraflores	2021935	O	7/2/2005	Kedahda	75°41'42"	5°17'33"	1390	Rock	panel	Bx	Prop	Mod	Clasts	212	0.7	39	162	106
Miraflores	2021936	O	7/2/2005	Kedahda	75°41'42"	5°17'33"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	623	1.4	225	1270	154
Miraflores	2022461	O	8/10/2005	Kedahda	75°41'40"	5°17'34"	1391	Rock	chan	VeinMat	Arg	Str	StrCont	23500	32.9	3450	4910	4570
Miraflores	2022454	O	8/10/2005	Kedahda	75°41'39"	5°17'32"	1392	Rock	sel	VeinMat	Carb	Mod	StrCont	7830	17.1	906	6630	969
Miraflores	2022455	O	8/10/2005	Kedahda	75°41'39"	5°17'32"	1392	Rock	panel	Bx	Prop	Mod	Clasts	995	9.5	200	16000	1075
Miraflores	2022456	O	8/10/2005	Kedahda	75°41'39"	5°17'32"	1392	Rock	panel	Bx	Prop	Mod	Clasts	2050	8.0	1810	3180	425
Miraflores	2022457	O	8/10/2005	Kedahda	75°41'39"	5°17'32"	1392	Rock	sel	VeinMat	Carb	Mod	StrCont	3180	26.5	3820	9410	986
Miraflores	2022458	D	8/10/2005	Kedahda	75°41'39"	5°17'32"	1392	Rock	sel	VeinMat				6800	57.4	8320	32700	998
Miraflores	2022459	O	8/10/2005	Kedahda	75°41'39"	5°17'33"	1392	Rock	chan	VeinMat	Arg	Mod	StrCont	4640	12.4	1825	3520	958
Miraflores	2022460	O	8/10/2005	Kedahda	75°41'39"	5°17'33"	1392	Rock	panel	Bx	Prop	Mod	Clasts	1930	2.0	401	1330	137
Miraflores	2022462	O	8/11/2005	Kedahda	75°41'40"	5°17'34"	1391	Rock	panel	Bx	Chl	Wk	Matrix	1425	1.5	69	1025	198
Miraflores	2022463	O	8/11/2005	Kedahda	75°41'40"	5°17'35"	1391	Rock	chan	VeinMat	Arg	Mod	StrCont	17800	36.4	4450	2150	2570
Miraflores	2022464	O	8/11/2005	Kedahda	75°41'40"	5°17'35"	1391	Rock	panel	Bx	Prop	Mod	Clasts	2370	0.6	25	84	22
Miraflores	2022465	O	8/11/2005	Kedahda	75°41'40"	5°17'36"	1391	Rock	chan	VeinMat	Py5-15%	Mod	StrCont	6830	16.0	718	2400	648
Miraflores	2022466	O	8/11/2005	Kedahda	75°41'41"	5°17'37"	1391	Rock	chan	VeinMat	Arg	Mod	StrCont	4280	11.2	4410	9220	1220
Miraflores	2022468	O	8/15/2005	Kedahda	75°41'41"	5°17'37"	1391	Rock	sel	VeinMat	Arg	Mod	StrCont	31900	80.6	5270	3940	2810
Miraflores	2022469	O	8/15/2005	Kedahda	75°41'41"	5°17'37"	1391	Rock	panel	Bx	Prop	Mod	Clasts	342	0.8	30	104	28
Miraflores	2022470	O	8/15/2005	Kedahda	75°41'41"	5°17'38"	1391	Rock	sel	VeinMat	Py5-15%	Mod	StrCont	167500	61.0	15600	20000	424
Miraflores	2022471	O	8/15/2005	Kedahda	75°41'41"	5°17'38"	1391	Rock	panel	Bx	Prop	Wk	Matrix	309	0.8	137	137	95
Miraflores	2022467	O	8/15/2005	Kedahda	75°41'41"	5°17'37"	1392	Rock	panel	Bx	Prop	Mod	Clasts	311	1.3	337	797	98
Miraflores	2022636	O	9/3/2005	Kedahda	75°41'43"	5°16'37"	1087	Rock	panel	EX_And	Prop	Mod	StrCont	13	1.1	698	1035	51
Miraflores	2022586	O	9/5/2005	Kedahda	75°41'10"	5°16'38"	1065	Rock	panel	IN_Di	Sil	Wk	Perv	6	0.3	19	101	69
Miraflores	2022585	O	9/5/2005	Kedahda	75°41'42"	5°16'38"	1063	Rock	panel	IN_Di	Prop	Mod	Perv	6	0.2	56	149	21
Miraflores	2022587	O	9/5/2005	Kedahda	75°41'42"	5°16'39"	1064	Rock	panel	IN_Di	Prop	Str	Perv	22	0.8	685	717	30

Miraflores	2022588	O	9/5/2005	Kedahda	75°41'42"	5°16'39"	1064	Rock	panel	EX_And	Prop	Wk	Perv	3	0.0	8	78	2
Miraflores	2022589	O	9/5/2005	Kedahda	75°41'37"	5°16'38"	1062	Rock	panel	EX_And	Prop	Mod	Perv	6	0.7	94	243	101
Miraflores	2022635	O	9/5/2005	Kedahda	75°41'42"	5°16'37"	1061	Rock	panel	Bx	Prop	Str	Perv	9	0.2	36	113	47
Miraflores	2022590	O	9/5/2005	Kedahda	75°41'37"	5°16'38"	1062	Rock	panel	MR_Hornf				7	0.2	8	49	33
Miraflores	2022633	D	9/5/2005	Kedahda	75°41'42"	5°16'38"	1062	Rock	panel	EX_AndBas				26	0.2	24	102	35
Miraflores	2022634	O	9/5/2005	Kedahda	75°41'42"	5°16'38"	1062	Rock	panel	EX_AndBas	Sil	Str	Perv	20	0.2	29	112	36
Miraflores	2022614	O	9/8/2005	Kedahda	75°41'29"	5°16'57"	1293	Rock	panel	EX_And				22	0.3	50	294	50
Miraflores	2022610	O	9/8/2005	Kedahda	75°41'48"	5°16'48"	1163	Rock	panel	Bx	Pot	Mod	Vnlets	89	0.3	6	99	290
Miraflores	2022611	D	9/8/2005	Kedahda	75°41'48"	5°16'48"	1163	Rock	panel	Bx				96	0.3	6	99	264
Miraflores	2022612	O	9/8/2005	Kedahda	75°41'44"	5°16'52"	1170	Rock	panel	EX_AndBas	Chl	Wk	PhnoCry	23	0.2	16	91	138
Miraflores	2022613	O	9/8/2005	Kedahda	75°41'40"	5°16'47"	1214	Rock	panel	CL_Se				3	0.1	10	65	18
Miraflores	2022615	O	9/9/2005	Kedahda	75°41'24"	5°17'2"	1267	Rock	panel	EX_And	Prop	Mod	Perv	10	0.1	9	103	6
Miraflores	2022616	O	9/9/2005	Kedahda	75°41'15"	5°16'58"	1331	Rock	panel	CL_Se				15	1.2	6	136	69
Miraflores	2022679	O	9/9/2005	Kedahda	75°41'17"	5°16'55"	1334	Rock	panel	EX_And	Prop	Mod	Perv	7	0.3	16	150	70
Miraflores	2022680	O	9/9/2005	Kedahda	75°41'17"	5°16'46"	1352	Rock	panel	PY_Tuff				7	0.1	17	6	59
Miraflores	2022681	O	9/9/2005	Kedahda	75°41'17"	5°16'44"	1346	Rock	panel	PY_Tuff	Sil	VrWk	Perv	19	0.1	22	33	149
Miraflores	2022682	O	9/9/2005	Kedahda	75°41'12"	5°16'39"	1399	Rock	panel	IN_Mz				300	0.3	40	114	220
Miraflores	2022663	O	9/21/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	229	0.9	221	344	183
Miraflores	2022659	O	9/21/2005	Kedahda	75°41'38"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	670	1.7	151	3650	217
Miraflores	2022660	O	9/21/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	357	0.9	81	1295	90
Miraflores	2022661	O	9/21/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Str	Clasts	258	1.4	386	1685	146
Miraflores	2022662	O	9/21/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Str	Clasts	546	1.3	91	2890	185
Miraflores	2022664	O	9/21/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	383	2.2	278	1730	90
Miraflores	2022665	O	9/22/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	460	5.0	227	1450	122
Miraflores	2022666	O	9/22/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	313	2.5	333	1765	150
Miraflores	2022667	O	9/22/2005	Kedahda	75°41'37"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Mod	Perv	569	0.9	47	386	169
Miraflores	2022668	O	9/22/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Prop	Str	Clasts	550	2.5	41	226	114
Miraflores	2022669	O	9/22/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Matrix	122	0.6	16	285	89
Miraflores	2022670	O	9/22/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Pot	Mod	Matrix	182	0.5	15	145	60
Miraflores	2022671	O	9/22/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Matrix	356	1.0	202	470	91
Miraflores	2022672	O	9/23/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Matrix	202	0.7	21	257	127
Miraflores	2022673	O	9/23/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	Bx	Prop	Mod	Clasts	161	0.6	41	421	94
Miraflores	2022678	O	9/23/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	1025	1.0	168	633	198
Miraflores	2022674	O	9/23/2005	Kedahda	75°41'36"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	31	0.2	8	136	139
Miraflores	2022675	O	9/23/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	49	0.2	9	140	68
Miraflores	2022676	O	9/23/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	215	0.4	28	171	172
Miraflores	2022677	O	9/23/2005	Kedahda	75°41'35"	5°17'34"	1390	Rock	panel	EX_AndBas	Prop	Str	Perv	156	0.6	41	318	179
Miraflores	2021919	O	9/30/2005	Kedahda	75°41'40"	5°17'33"	1390	Rock	panel	Bx	Sil	Wk	Matrix	409	1.8	473	1435	126
Miraflores	12000540	O	8/18/2006	Kedahda	75°41'43"	5°17'20"	1559	Rock		EX_Bas				45	0.3	140	226	219
Miraflores	2009171	O	NR	Kedahda	63°43'6"	5°16'58"	1313	Rock	panel	NO	Sil	Wk	StrCont	0	74.2	2	5	1
Miraflores	2009172	O	NR	Kedahda	62°43'6"	5°16'59"	1319	Rock	panel	NO	Sil	Wk	StrCont	1	31.0	2	10	2
Miraflores	2009173	O	NR	Kedahda	61°43'6"	5°17'21"	1318	Rock	sel			Wk	StrCont	1	165.0	6	2	9
Miraflores	2009148	O	NR	Kedahda	60°43'6"	5°17'32"	1467	Rock	chan		Sil	Wk	Perv	2	134.3	24	29	1
Miraflores	2009140	O	NR	Kedahda	59°43'6"	5°17'34"	1483	Rock	chan			Mod	Perv	0	91.3	4	28	2
Miraflores	2009141	O	NR	Kedahda	58°43'6"	5°17'34"	1483	Rock	panel			Mod	Perv	1	101.2	20	33	1
Miraflores	2009142	O	NR	Kedahda	57°43'6"	5°17'34"	1483	Rock	chan		Sil	Mod	Perv	3	181.7	21	30	1
Miraflores	2009143	O	NR	Kedahda	56°43'6"	5°17'34"	1483	Rock	sel			Mod	Perv	10	236.2	39	40	3
Miraflores	2009144	O	NR	Kedahda	55°43'6"	5°17'34"	1483	Rock	panel		Prop	Mod	Perv	13	138.8	29	29	2
Miraflores	2009145	O	NR	Kedahda	54°43'6"	5°17'36"	1526	Rock	panel		Prop	Wk	Perv	2	212.1	21	35	1
Miraflores	2009146	D	NR	Kedahda	53°43'6"	5°17'36"	1526	Rock	panel		Prop	Wk	Perv	3	236.6	26	37	1
Miraflores	2009147	O	NR	Kedahda	52°43'6"	5°17'36"	1522	Rock	panel			Mod	Perv	1	87.9	13	52	1
Miraflores	2009149	O	NR	Kedahda	51°43'6"	5°17'36"	1541	Rock	chan		Sil	Mod	StrCont	1	320.7	13	49	1
Miraflores	2000201	O	NR	Kedahda	50°43'6"	5°17'28"	NR	Rock	Ichip		Arg	Mod	Vnlets	0	12.7	1	12	2
Miraflores	12010419	D	5/12/2007	B2Gold	74°43'6"	5°17'30"	1348	Rock	sel	Brecha Monomictica en zona de falla				32	97.8	27	22	0
Miraflores	12010414	O	5/12/2007	B2Gold	73°43'6"	5°17'30"	1348	Rock	sel	Brecha Monomictica en zona de falla				68	355.0	63	23	1
Miraflores	12010417	D	5/12/2007	B2Gold	72°43'6"	5°17'30"	1348	Rock	sel	Brecha Monomictica en zona de falla				53	351.0	68	23	1
Miraflores	12010418	D	5/12/2007	B2Gold	71°43'6"	5°17'30"	1348	Rock	sel	Brecha Monomictica en zona de falla				37	148.5	36	24	1
Miraflores	12010423	D	5/13/2007	B2Gold	70°43'6"	5°17'33"	1364	Rock	panel	Basaltbc				2	31.2	12	27	0
Miraflores	12010416	O	5/13/2007	B2Gold	69°43'6"	5°17'33"	1364	Rock	panel	Basaltbc				1	38.8	15	29	0
Miraflores	12010422	D	5/13/2007	B2Gold	68°43'6"	5°17'33"	1364	Rock	panel	Basaltbc				1	34.1	14	27	0
Miraflores	12010415	O	5/13/2007	B2Gold	67°43'6"	5°17'33"	1364	Rock	chan	Basaltbc				1	67.5	19	32	1
Miraflores	12010420	D	5/13/2007	B2Gold	66°43'6"	5°17'33"	1364	Rock	chan	Basaltbc				2	66.4	17	32	1
Miraflores	12010421	D	5/13/2007	B2Gold	65°43'6"	5°17'33"	1364	Rock	chan	Basaltbc				1	64.3	17	33	0

Appendix 1B

KEDAHDA S.A.
Miraflores Diamond Drilling Results

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD001	0	1	10001423	904	1
13-05-DD001	1	2	10001424	123	0.52
13-05-DD001	2	3	10001426	90	0.43
13-05-DD001	3	4	10001427	361	0.77
13-05-DD001	4	5	10001428	1225	0.77
13-05-DD001	5	6	10001429	1145	0.65
13-05-DD001	6	7	10001431	268	0.61
13-05-DD001	7	8	10001432	944	0.62
13-05-DD001	8	9	10001433	1390	0.79
13-05-DD001	9	10	10001434	724	1.2
13-05-DD001	10	11	10001435	1025	0.57
13-05-DD001	11	12	10001436	863	0.98
13-05-DD001	12	13	10001437	2070	1.54
13-05-DD001	13	14	10001438	114	0.79
13-05-DD001	14	15	10001439	93	0.74
13-05-DD001	15	16	10001440	96	0.53
13-05-DD001	16	17	10001441	71	0.64
13-05-DD001	17	18	10001442	156	0.69
13-05-DD001	18	19	10001443	194	0.59
13-05-DD001	19	20	10001444	103	0.52
13-05-DD001	20	21	10001445	256	2.8
13-05-DD001	21	22	10001446	761	0.93
13-05-DD001	22	23	10001447	386	0.5
13-05-DD001	23	24	10001448	746	0.98
13-05-DD001	24	25	10001449	189	0.59
13-05-DD001	25	26	10001451	222	0.61
13-05-DD001	26	27	10001452	272	0.48
13-05-DD001	27	28	10001453	574	0.45
13-05-DD001	28	29	10001454	346	0.51
13-05-DD001	29	30	10001456	199	1.02
13-05-DD001	30	31	10001457	92	0.71
13-05-DD001	31	32	10001458	375	0.89
13-05-DD001	32	33	10001459	308	0.44
13-05-DD001	33	34	10001460	910	0.6
13-05-DD001	34	35	10001461	616	0.58
13-05-DD001	35	36	10001462	441	0.47
13-05-DD001	36	37	10001463	842	0.45
13-05-DD001	37	38	10001464	166	0.47
13-05-DD001	38	39	10001465	438	0.63
13-05-DD001	39	40	10001466	2200	0.62
13-05-DD001	40	41	10001467	734	0.58
13-05-DD001	41	42	10001468	450	0.52
13-05-DD001	42	43	10001469	939	0.67
13-05-DD001	43	44	10001470	1145	0.84
13-05-DD001	44	45	10001471	2700	0.73
13-05-DD001	45	46	10001472	871	0.76
13-05-DD001	46	47	10001473	708	0.76
13-05-DD001	47	48	10001474	735	0.66
13-05-DD001	48	49	10001476	1010	0.54
13-05-DD001	49	50	10001477	301	0.64
13-05-DD001	50	51	10001478	205	0.85

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD001	51	52	10001479	105	0.62
13-05-DD001	52	53	10001481	407	0.66
13-05-DD001	53	54	10001482	1055	0.48
13-05-DD001	54	55	10001483	231	1.19
13-05-DD001	55	56	10001484	159	0.39
13-05-DD001	56	57	10001485	104	0.5
13-05-DD001	57	58	10001486	92	0.49
13-05-DD001	58	59	10001487	165	0.37
13-05-DD001	59	60	10001488	95	0.36
13-05-DD001	60	61	10001489	97	0.5
13-05-DD001	61	62	10001490	163	0.6
13-05-DD001	62	63	10001491	221	0.63
13-05-DD001	63	64	10001492	159	0.5
13-05-DD001	64	65	10001493	70	0.6
13-05-DD001	65	66	10001494	204	0.44
13-05-DD001	66	67	10001495	162	0.85
13-05-DD001	67	68	10001496	492	0.45
13-05-DD001	68	69	10001497	83	0.57
13-05-DD001	69	70	10001498	136	0.64
13-05-DD001	70	71	10001499	234	1.08
13-05-DD001	71	72	10001501	189	1.16
13-05-DD001	72	73	10001502	303	1.73
13-05-DD001	73	74	10001503	119	0.79
13-05-DD001	74	75	10001504	335	0.73
13-05-DD001	75	76	10001506	179	0.7
13-05-DD001	76	77	10001507	4280	2.75
13-05-DD001	77	78	10001508	821	1
13-05-DD001	78	79	10001531	286	0.58
13-05-DD001	79	80	10001509	266	0.85
13-05-DD001	80	81	10001510	118	0.74
13-05-DD001	81	82	10001511	125	0.82
13-05-DD001	82	83	10001512	276	1.06
13-05-DD001	83	84	10001513	346	0.82
13-05-DD001	84	85	10001514	44	0.44
13-05-DD001	85	86	10001515	39	0.39
13-05-DD001	86	87	10001516	465	1.1
13-05-DD001	87	88	10001517	1410	1.66
13-05-DD001	88	89	10001518	273	1.62
13-05-DD001	89	90	10001519	85	0.49
13-05-DD001	90	91	10001520	109	0.51
13-05-DD001	91	92	10001521	202	1.57
13-05-DD001	92	93	10001522	2050	1.53
13-05-DD001	93	94	10001523	564	1.62
13-05-DD001	94	95	10001524	2230	1.36
13-05-DD001	95	96	10001526	2860	1.29
13-05-DD001	96	97	10001527	3980	0.82
13-05-DD001	97	98	10001528	2340	2.14
13-05-DD001	98	99	10001529	2200	0.82
13-05-DD001	99	100	10001532	2370	1.12
13-05-DD001	100	101	10001533	572	1.04
13-05-DD001	101	102	10001534	1850	2.35

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD001	102	103	10001535	3990	2.13
13-05-DD001	103	104	10001536	2760	2.62
13-05-DD001	104	105	10001537	1145	2.14
13-05-DD001	105	106	10001538	359	2.25
13-05-DD001	106	107	10001539	647	1.88
13-05-DD001	107	108	10001540	1185	5.81
13-05-DD001	108	109	10001541	490	1.44
13-05-DD001	109	110	10001542	656	2.31
13-05-DD001	110	111	10001543	257	1.7
13-05-DD001	111	112	10001544	126	0.96
13-05-DD001	112	113	10001545	138	0.73
13-05-DD001	113	114	10001546	330	1.04
13-05-DD001	114	115	10001547	224	0.84
13-05-DD001	115	116	10001548	439	1.49
13-05-DD001	116	117	10001549	902	5.24
13-05-DD001	117	118	10001551	861	2.23
13-05-DD001	118	119	10001552	333	2.58
13-05-DD001	119	120	10001553	1875	2.63
13-05-DD001	120	121	10001554	4430	2
13-05-DD001	121	122	10001556	689	4.61
13-05-DD001	122	123	10001557	417	2.24
13-05-DD001	123	124	10001558	254	4.11
13-05-DD001	124	125	10001559	350	4.22
13-05-DD001	125	126	10001560	2350	5.16
13-05-DD001	126	127	10001561	424	2.93
13-05-DD001	127	128	10001562	323	2.51
13-05-DD001	128	129	10001563	1120	7.49
13-05-DD001	129	130	10001564	720	1.82
13-05-DD001	130	131	10001565	2900	2.5
13-05-DD001	131	132	10001566	389	1.12
13-05-DD001	132	133	10001567	600	1.8
13-05-DD001	133	134	10001568	305	1.05
13-05-DD001	134	135	10001569	529	1.12
13-05-DD001	135	136	10001570	772	0.89
13-05-DD001	136	137	10001571	10100	3
13-05-DD001	137	138	10001572	902	1.11
13-05-DD001	138	139	10001573	206	0.92
13-05-DD001	139	140	10001574	170	0.53
13-05-DD001	140	141	10001576	83	0.21
13-05-DD001	141	142	10001577	74	0.4
13-05-DD001	142	143	10001578	358	0.96
13-05-DD001	143	144	10001579	118	0.52
13-05-DD001	144	145	10001581	102	0.71
13-05-DD001	145	146	10001582	66	0.57
13-05-DD001	146	147	10001583	141	0.67
13-05-DD001	147	148	10001584	221	0.49
13-05-DD001	148	149	10001585	118	0.64
13-05-DD001	149	150	10001586	582	0.62
13-05-DD001	150	151	10001587	587	0.71
13-05-DD001	151	152	10001588	228	0.85
13-05-DD001	152	153	10001589	174	0.79

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD001	153	154	10001590	313	0.72
13-05-DD001	154	155	10001591	3680	0.77
13-05-DD001	155	156	10001592	586	0.46
13-05-DD001	156	157	10001593	231	0.46
13-05-DD001	157	158	10001594	706	0.5
13-05-DD001	158	159	10001595	97	0.45
13-05-DD001	159	160	10001596	99	0.69
13-05-DD001	160	161	10001597	80	0.63
13-05-DD001	161	162	10001598	739	1.32
13-05-DD001	162	163	10001599	81	0.44
13-05-DD001	163	164	10001601	192	0.29
13-05-DD001	164	165	10001602	100	0.28
13-05-DD001	165	166	10001603	57	0.41
13-05-DD001	166	167	10001604	114	0.43
13-05-DD001	167	168	10001606	137	0.35
13-05-DD001	168	169	10001607	282	0.5
13-05-DD001	169	170	10001608	50	0.31
13-05-DD001	170	171	10001609	9370	1.92
13-05-DD001	171	172	10001610	5470	0.73
13-05-DD001	172	173	10001611	203	0.35
13-05-DD001	173	174	10001612	3070	2.3
13-05-DD001	174	175	10001613	667	1.23
13-05-DD001	175	176	10001614	599	1.4
13-05-DD001	176	177	10001615	343	1.88
13-05-DD001	177	178	10001616	512	2.46
13-05-DD001	178	179	10001617	682	1.59
13-05-DD001	179	180	10001618	392	0.84
13-05-DD001	180	181	10001619	145	0.8
13-05-DD001	181	182	10001620	558	0.6
13-05-DD001	182	183	10001621	243	0.56
13-05-DD001	183	184	10001622	85	0.46
13-05-DD001	184	185	10001623	678	3.04
13-05-DD001	185	186	10001624	1020	0.7
13-05-DD001	186	187	10001626	1050	0.57
13-05-DD001	187	188	10001627	63	0.44
13-05-DD001	188	189	10001628	400	0.55
13-05-DD001	189	190	10001629	431	0.32
13-05-DD001	190	191	10001631	1200	0.99
13-05-DD001	191	192	10001632	132	0.58
13-05-DD001	192	193	10001633	86	0.36
13-05-DD001	193	194	10001634	350	0.9
13-05-DD001	194	195	10001635	89	0.66
13-05-DD001	195	196	10001636	35	0.57
13-05-DD001	196	197	10001637	91	0.5
13-05-DD001	197	198	10001638	21	0.34
13-05-DD001	198	199	10001639	100	0.6
13-05-DD001	199	200	10001640	85	0.44
13-05-DD001	200	201	10001641	29	0.32
13-05-DD001	201	202	10001642	102	0.69
13-05-DD001	202	203	10001643	386	0.64
13-05-DD001	203	204	10001644	148	0.52

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD001	204	205	10001645	109	0.38
13-05-DD001	205	206	10001646	432	0.65
13-05-DD001	206	207	10001647	100	0.59
13-05-DD001	207	208	10001648	93	0.36
13-05-DD001	208	209	10001649	84	0.74
13-05-DD001	209	210	10001651	147	0.45
13-05-DD001	210	211	10001652	198	0.75
13-05-DD001	211	212	10001653	1150	1.36
13-05-DD001	212	213	10001654	587	0.95
13-05-DD001	213	214	10001655	783	1.86
13-05-DD001	214	215	10001656	268	1.4
13-05-DD001	215	216	10001657	607	1.18
13-05-DD001	216	217	10001658	194	0.85
13-05-DD001	217	218	10001659	345	1.41
13-05-DD001	218	219	10001660	615	0.98
13-05-DD001	219	220	10001661	621	0.73
13-05-DD001	220	221	10001662	573	0.72
13-05-DD001	221	222	10001663	311	1.56
13-05-DD001	222	223	10001664	406	1.6
13-05-DD001	223	224	10001665	253	1.14
13-05-DD001	224	225	10001666	199	1.62
13-05-DD001	225	226	10001667	1130	0.84
13-05-DD001	226	227	10001668	212	0.61
13-05-DD001	227	228	10001669	127	0.73
13-05-DD001	228	229	10001670	2320	1.78
13-05-DD001	229	230	10001671	152	1.24
13-05-DD001	230	231	10001672	375	1.03
13-05-DD001	231	232	10001673	232	1.2
13-05-DD001	232	233	10001674	402	1.05
13-05-DD001	233	234	10001676	398	1.02
13-05-DD001	234	235	10001677	703	0.94
13-05-DD001	235	236	10001678	505	0.63
13-05-DD001	236	237	10001679	138	0.37
13-05-DD001	237	238.15	10001681	813	0.62
13-05-DD002	0	1	10001830	264	1.45
13-05-DD002	1	2	10001831	115	0.52
13-05-DD002	2	3	10001832	111	0.53
13-05-DD002	3	4	10001833	83	0.68
13-05-DD002	4	5	10001834	93	0.64
13-05-DD002	5	6	10001835	1060	0.71
13-05-DD002	6	7	10001836	279	0.84
13-05-DD002	7	8	10001837	869	0.88
13-05-DD002	8	9	10001838	862	0.74
13-05-DD002	9	10	10001839	573	0.93
13-05-DD002	10	11	10001840	659	0.93
13-05-DD002	11	12	10001841	325	0.63
13-05-DD002	12	13	10001842	416	0.36
13-05-DD002	13	14	10001843	746	1.58
13-05-DD002	14	15	10001844	686	0.8
13-05-DD002	15	16	10001845	606	1.13
13-05-DD002	16	17	10001846	1225	0.71

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD002	17	18	10001847	2150	1.1
13-05-DD002	18	19	10001848	756	0.91
13-05-DD002	19	20	10001849	399	0.83
13-05-DD002	20	21	10001851	324	0.89
13-05-DD002	21	22	10001852	317	0.71
13-05-DD002	22	23	10001853	370	0.66
13-05-DD002	23	24	10001854	322	1
13-05-DD002	24	25	10001856	359	0.72
13-05-DD002	25	26	10001857	273	0.68
13-05-DD002	26	27	10001858	112	0.14
13-05-DD002	27	28	10001859	45	0.13
13-05-DD002	28	29	10001860	233	0.74
13-05-DD002	29	30	10001861	313	0.43
13-05-DD002	30	31	10001862	279	0.43
13-05-DD002	31	32	10001863	282	0.38
13-05-DD002	32	33	10001864	340	0.27
13-05-DD002	33	34	10001865	25	0.09
13-05-DD002	34	35	10001866	341	0.47
13-05-DD002	35	36	10001867	200	0.91
13-05-DD002	36	37	10001868	281	0.46
13-05-DD002	37	38	10001869	775	0.66
13-05-DD002	38	39	10001870	549	0.6
13-05-DD002	39	40	10001871	273	0.33
13-05-DD002	40	41	10001872	341	0.74
13-05-DD002	41	42	10001873	431	0.44
13-05-DD002	42	43	10001874	299	0.56
13-05-DD002	43	44	10001876	489	0.6
13-05-DD002	44	45	10001877	296	1.34
13-05-DD002	45	46	10001878	780	0.54
13-05-DD002	46	47	10001879	536	0.57
13-05-DD002	47	48	10001881	750	2.22
13-05-DD002	48	49	10001882	263	1.1
13-05-DD002	49	50	10001883	516	1.42
13-05-DD002	50	51	10001884	419	1.16
13-05-DD002	51	52	10001885	425	2.15
13-05-DD002	52	53	10001886	1010	0.75
13-05-DD002	53	54	10001887	706	0.55
13-05-DD002	54	55	10001888	681	0.56
13-05-DD002	55	56	10001889	1330	0.71
13-05-DD002	56	57	10001890	580	0.79
13-05-DD002	57	58	10001891	536	1.6
13-05-DD002	58	59	10001892	315	1.2
13-05-DD002	59	60	10001893	268	0.89
13-05-DD002	60	61	10001894	702	0.39
13-05-DD002	61	62	10001895	374	0.53
13-05-DD002	62	63	10001896	207	0.53
13-05-DD002	63	64	10001897	402	0.72
13-05-DD002	64	65	10001898	361	0.57
13-05-DD002	65	66	10001899	410	1.03
13-05-DD002	66	67	10001901	447	1.04
13-05-DD002	67	68	10001902	437	0.97

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD002	68	69	10001903	110	0.69
13-05-DD002	69	70	10001904	231	0.91
13-05-DD002	70	71	10001906	386	1.18
13-05-DD002	71	72	10001907	93	0.42
13-05-DD002	72	73	10001908	228	0.72
13-05-DD002	73	74	10001909	387	2.2
13-05-DD002	74	75	10001910	974	1.14
13-05-DD002	75	76	10001911	389	0.99
13-05-DD002	76	77	10001912	307	0.98
13-05-DD002	77	78	10001913	288	0.93
13-05-DD002	78	79	10001914	45	0.56
13-05-DD002	79	80	10001915	793	0.83
13-05-DD002	80	81	10001916	596	0.86
13-05-DD002	81	82	10001917	272	1.01
13-05-DD002	82	83	10001918	120	0.85
13-05-DD002	83	84	10001919	445	0.74
13-05-DD002	84	85	10001920	342	1.06
13-05-DD002	85	86	10001921	201	0.78
13-05-DD002	86	87	10001922	394	1.15
13-05-DD002	87	88	10001923	324	1.09
13-05-DD002	88	89	10001924	576	2.15
13-05-DD002	89	90	10001926	251	1.43
13-05-DD002	90	91	10001927	217	0.82
13-05-DD002	91	92	10001928	388	0.97
13-05-DD002	92	93	10001929	523	1.15
13-05-DD002	93	94	10001931	519	0.8
13-05-DD002	94	95	10001932	271	1.01
13-05-DD002	95	96	10001933	267	1.09
13-05-DD002	96	97	10001934	219	0.77
13-05-DD002	97	98	10001935	549	2.73
13-05-DD002	98	99	10001936	517	1.82
13-05-DD002	99	100	10001937	913	4.48
13-05-DD002	100	101	10001938	219	1.56
13-05-DD002	101	102	10001939	226	0.9
13-05-DD002	102	103	10001940	234	0.85
13-05-DD002	103	104	10001941	479	1.88
13-05-DD002	104	105	10001942	219	0.86
13-05-DD002	105	106	10001943	108	0.78
13-05-DD002	106	107	10001944	118	0.85
13-05-DD002	107	108	10001945	70	0.48
13-05-DD002	108	109	10001946	350	1.6
13-05-DD002	109	110	10001947	187	1.25
13-05-DD002	110	111	10001948	61	0.52
13-05-DD002	111	112	10001949	210	0.86
13-05-DD002	112	113	10001951	451	1.68
13-05-DD002	113	114	10001952	507	1.39
13-05-DD002	114	115	10001953	284	0.83
13-05-DD002	115	116	10001954	361	1.94
13-05-DD002	116	117	10001956	347	1.54
13-05-DD002	117	118	10001957	362	1.66
13-05-DD002	118	119	10001958	267	1.57

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD002	119	120	10001959	193	0.85
13-05-DD002	120	121	10001960	237	1.98
13-05-DD002	121	122	10001961	339	1.33
13-05-DD002	122	123	10001962	657	1.06
13-05-DD002	123	124	10001963	436	1.05
13-05-DD002	124	125	10001964	379	1.19
13-05-DD002	125	126	10001965	203	0.99
13-05-DD002	126	127	10001966	308	0.46
13-05-DD002	127	128	10001967	166	0.68
13-05-DD002	128	129	10001968	47	0.28
13-05-DD002	129	130	10001969	117	0.5
13-05-DD002	130	131	10001970	158	0.51
13-05-DD002	131	132	10001971	195	0.68
13-05-DD002	132	133	10001972	293	1.82
13-05-DD002	133	134	10001973	227	0.7
13-05-DD002	134	135	10001974	153	0.73
13-05-DD002	135	136	10001976	588	2.25
13-05-DD002	136	137	10001977	397	0.76
13-05-DD002	137	138	10001978	153	0.64
13-05-DD002	138	139	10001979	133	0.72
13-05-DD002	139	140	10001981	144	0.69
13-05-DD002	140	141	10001982	169	0.85
13-05-DD002	141	142	10001983	98	0.43
13-05-DD002	142	143	10001984	160	0.51
13-05-DD002	143	144	10001985	94	0.83
13-05-DD002	144	145	10001986	131	0.6
13-05-DD002	145	146	10001987	707	1.02
13-05-DD002	146	147	10001988	393	3.63
13-05-DD002	147	148	10001989	366	5.77
13-05-DD002	148	149	10001990	129	0.72
13-05-DD002	149	150	10001991	97	0.73
13-05-DD002	150	151	10001992	286	1.8
13-05-DD002	151	152	10001993	146	0.87
13-05-DD002	152	153	10001994	277	0.69
13-05-DD002	153	154	10001995	641	1.57
13-05-DD002	154	155	10001996	758	0.65
13-05-DD002	155	156	10001997	675	1.21
13-05-DD002	156	157	10001998	109	0.76
13-05-DD002	157	158	10001999	118	0.58
13-05-DD002	158	159	10002826	73	0.72
13-05-DD002	159	160	10002827	34	0.85
13-05-DD002	160	161	10002828	106	0.51
13-05-DD002	161	162	10002829	75	0.81
13-05-DD002	162	163	10002831	42	0.64
13-05-DD002	163	164	10002832	70	0.75
13-05-DD002	164	165	10002833	103	0.85
13-05-DD002	165	166	10002834	248	1
13-05-DD002	166	167	10002835	66	0.63
13-05-DD002	167	168	10002836	92	0.51
13-05-DD002	168	169	10002837	161	2.16
13-05-DD002	169	170	10002838	176	1.24

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD002	170	171	10002839	91	1.6
13-05-DD002	171	172	10002840	90	0.76
13-05-DD002	172	173	10002841	178	1.76
13-05-DD002	173	174	10002842	97	1.16
13-05-DD002	174	175	10002843	73	1.05
13-05-DD002	175	176	10002844	124	1.59
13-05-DD002	176	177	10002845	162	2.73
13-05-DD002	177	178	10002846	95	2.73
13-05-DD002	178	179	10002847	127	1.83
13-05-DD002	179	180	10002848	162	2.11
13-05-DD002	180	181	10002849	61	0.86
13-05-DD002	181	182	10002851	36	0.62
13-05-DD002	182	183	10002852	23	0.58
13-05-DD002	183	184	10002853	24	0.54
13-05-DD002	184	185	10002854	33	0.29
13-05-DD002	185	186	10002856	26	0.79
13-05-DD002	186	187	10002857	12	0.55
13-05-DD002	187	188	10002858	10	0.28
13-05-DD002	188	189	10002859	28	0.23
13-05-DD002	189	190	10002860	2.5	0.11
13-05-DD002	190	191	10002861	2.5	0.14
13-05-DD002	191	192	10002862	6	0.18
13-05-DD002	192	194	10002863	11	0.33
13-05-DD002	194	196	10002864	2.5	0.15
13-05-DD002	196	198	10002865	2.5	0.11
13-05-DD002	198	200	10002866	2.5	0.09
13-05-DD002	200	202	10002867	171	0.18
13-05-DD002	202	204	10002868	20	0.31
13-05-DD002	204	206	10002869	2.5	0.17
13-05-DD002	206	208	10002870	2.5	0.23
13-05-DD002	208	210	10002871	32	0.16
13-05-DD002	210	212	10002872	2.5	0.13
13-05-DD002	212	214	10002873	7	0.18
13-05-DD002	214	216	10002874	16	0.32
13-05-DD002	216	218	10002876	74	0.68
13-05-DD002	218	220	10002877	91	0.39
13-05-DD002	220	222	10002878	23	0.23
13-05-DD002	222	224.6	10002879	46	0.25
13-05-DD003	0	2	10003174	548	0.88
13-05-DD003	2	4	10003176	725	0.55
13-05-DD003	4	6	10003177	797	0.67
13-05-DD003	6	8	10003178	790	0.77
13-05-DD003	8	10	10003179	107	0.62
13-05-DD003	10	12	10003181	61	0.52
13-05-DD003	12	14	10003182	10100	8.56
13-05-DD003	14	16	10003183	2710	2.11
13-05-DD003	16	18	10003184	334	0.6
13-05-DD003	18	20	10003185	328	0.87
13-05-DD003	20	22	10003186	201	0.68
13-05-DD003	22	24	10003187	457	1.58
13-05-DD003	24	26	10003188	828	1.93

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD003	26	28	10003189	235	0.87
13-05-DD003	28	30	10003190	267	1.22
13-05-DD003	30	32	10003191	563	1.85
13-05-DD003	32	34	10003192	804	2.9
13-05-DD003	34	36	10003193	5100	5.51
13-05-DD003	36	38	10003194	667	1.58
13-05-DD003	38	40	10003195	320	1.36
13-05-DD003	40	42	10003196	398	1.06
13-05-DD003	42	44	10003197	296	1.16
13-05-DD003	44	46	10003198	463	1.19
13-05-DD003	46	48	10003199	834	1.04
13-05-DD003	48	50	10003201	4780	2.8
13-05-DD003	50	52	10003202	1670	3.07
13-05-DD003	52	54	10003203	515	1.04
13-05-DD003	54	56	10003204	526	3.61
13-05-DD003	56	58	10003206	337	3.9
13-05-DD003	58	60	10003207	262	0.85
13-05-DD003	60	62	10003208	207	1.04
13-05-DD003	62	64	10003209	378	1.11
13-05-DD003	64	66	10003210	128	0.73
13-05-DD003	66	68	10003211	127	0.71
13-05-DD003	68	70	10003212	472	2.74
13-05-DD003	70	72	10003213	328	6.81
13-05-DD003	72	74	10003214	493	0.92
13-05-DD003	74	76	10003215	1965	0.88
13-05-DD003	76	78	10003216	1880	2.14
13-05-DD003	78	80	10003217	148	0.72
13-05-DD003	80	82	10003218	6700	1.84
13-05-DD003	82	84	10003219	180	0.73
13-05-DD003	84	86	10003220	519	0.64
13-05-DD003	86	88	10003221	230	0.78
13-05-DD003	88	90	10003222	278	0.92
13-05-DD003	90	92	10003223	161	2.42
13-05-DD003	92	94	10003224	298	0.94
13-05-DD003	94	96	10003226	186	0.69
13-05-DD003	96	98	10003227	638	0.82
13-05-DD003	98	100	10003228	287	0.54
13-05-DD003	100	102	10003229	422	0.63
13-05-DD003	102	104	10003231	316	0.8
13-05-DD003	104	106	10003232	171	0.59
13-05-DD003	106	108	10003233	488	0.83
13-05-DD003	108	110	10003234	359	0.51
13-05-DD003	110	112	10003235	575	1.81
13-05-DD003	112	114	10003236	118	0.53
13-05-DD003	114	116	10003237	251	0.69
13-05-DD003	116	118	10003238	3870	1.91
13-05-DD003	118	120	10003239	2280	0.98
13-05-DD003	120	122	10003240	757	2.32
13-05-DD003	122	124	10003241	511	1.03
13-05-DD003	124	126	10003242	161	0.75
13-05-DD003	126	128	10003243	580	1.16

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD003	128	130	10003244	136	1.51
13-05-DD003	130	132	10003245	565	1.91
13-05-DD003	132	134	10003246	434	1.04
13-05-DD003	134	136	10003247	1835	0.97
13-05-DD003	136	138	10003248	678	0.9
13-05-DD003	138	140	10003249	706	0.95
13-05-DD003	140	142	10003251	486	0.87
13-05-DD003	142	144	10003252	1095	1.18
13-05-DD003	144	146	10003253	2310	1.33
13-05-DD003	146	148	10003254	2050	1.1
13-05-DD003	148	150	10003256	3680	1.36
13-05-DD003	150	152	10003257	567	2.22
13-05-DD003	152	154	10003258	1055	1.17
13-05-DD003	154	156	10003259	737	1.1
13-05-DD003	156	158	10003260	2830	1.05
13-05-DD003	158	160	10003261	1380	1.18
13-05-DD003	160	162	10003262	1615	1.17
13-05-DD003	162	164	10003263	715	1.26
13-05-DD003	164	166	10003264	553	1
13-05-DD003	166	168	10003265	304	0.8
13-05-DD003	168	170	10003266	283	0.87
13-05-DD003	170	172	10003267	324	0.76
13-05-DD003	172	174	10003268	324	0.9
13-05-DD003	174	176	10003269	274	0.69
13-05-DD003	176	178	10003270	217	0.68
13-05-DD003	178	180	10003271	222	0.64
13-05-DD003	180	182	10003272	297	0.83
13-05-DD003	182	184	10003273	782	1.11
13-05-DD003	184	186	10003274	3210	1.08
13-05-DD003	186	188	10003276	566	1.51
13-05-DD003	188	190	10003277	535	1.26
13-05-DD003	190	192	10003278	741	1.32
13-05-DD003	192	194	10003279	101	0.37
13-05-DD003	194	196	10003281	478	1.28
13-05-DD003	196	198	10003282	389	2.5
13-05-DD003	198	200	10003283	382	1.4
13-05-DD003	200	202	10003284	162	0.57
13-05-DD003	202	204	10003285	235	0.63
13-05-DD003	204	206	10003286	409	1.25
13-05-DD003	206	208	10003287	356	0.75
13-05-DD003	208	210	10003288	659	0.9
13-05-DD003	210	212	10003289	1275	1.5
13-05-DD003	212	214	10003290	424	1
13-05-DD003	214	216	10003291	116	0.52
13-05-DD003	216	218	10003292	597	0.89
13-05-DD003	218	220	10003293	443	1.07
13-05-DD003	220	222	10003294	411	0.75
13-05-DD003	222	224	10003295	198	0.88
13-05-DD003	224	226	10003296	394	0.87
13-05-DD003	226	228	10003297	849	1.27
13-05-DD003	228	230	10003298	264	0.82

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD003	230	232	10003299	324	0.88
13-05-DD003	232	234	10003301	200	1
13-05-DD003	234	236	10003302	110	0.83
13-05-DD003	236	238	10003303	232	1.19
13-05-DD003	238	240	10003304	74	0.78
13-05-DD003	240	242	10003306	220	0.68
13-05-DD003	242	244	10003307	45	0.46
13-05-DD003	244	246	10003308	15	0.23
13-05-DD003	246	248	10003309	8	0.19
13-05-DD003	248	250	10003310	41	0.31
13-05-DD003	250	252	10003311	195	0.95
13-05-DD003	252	254	10003312	76	0.43
13-05-DD003	254	256	10003313	90	0.57
13-05-DD003	256	258	10003314	101	0.81
13-05-DD003	258	260	10003315	162	0.64
13-05-DD003	260	262	10003316	212	0.77
13-05-DD003	262	264	10003317	106	0.71
13-05-DD003	264	266	10003318	107	0.98
13-05-DD003	266	268	10003319	86	0.44
13-05-DD003	268	270	10003320	386	1.23
13-05-DD003	270	272	10003321	188	1.13
13-05-DD003	272	274	10003322	285	1
13-05-DD003	274	276	10003323	361	0.78
13-05-DD003	276	278	10003324	11	0.21
13-05-DD003	278	280	10003326	5	0.14
13-05-DD003	280	282	10003327	6	0.15
13-05-DD003	282	284	10003328	17	0.13
13-05-DD003	284	286	10003329	248	0.68
13-05-DD003	286	288	10003331	27	0.21
13-05-DD003	288	290	10003332	88	0.5
13-05-DD003	290	292	10003333	1410	3.12
13-05-DD003	292	294	10003334	610	5.13
13-05-DD003	294	296	10003335	117	0.47
13-05-DD003	296	298	10003336	7	0.17
13-05-DD003	298	300	10003337	6	0.18
13-05-DD003	300	302	10003338	220	0.68
13-05-DD003	302	304	10003339	91	0.42
13-05-DD003	304	306	10003340	62	0.35
13-05-DD003	306	308	10003341	52	0.3
13-05-DD003	308	310	10003342	15	0.24
13-05-DD003	310	312	10003343	75	0.28
13-05-DD003	312	314	10003344	120	0.48
13-05-DD003	314	316	10003345	102	0.49
13-05-DD003	316	318	10003346	107	0.37
13-05-DD003	318	320	10003347	104	0.33
13-05-DD003	320	322	10003348	205	0.51
13-05-DD003	322	324	10003349	338	0.72
13-05-DD003	324	326	10003351	550	0.82
13-05-DD003	326	328	10003352	1740	2.52
13-05-DD003	328	330	10003353	99	0.38
13-05-DD003	330	332	10003354	5	0.17

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD003	332	334	10003356	15	0.21
13-05-DD003	334	336	10003357	15	0.32
13-05-DD003	336	338.4	10003358	2.5	0.13
13-05-DD004	0	2	10006687	2700	5.77
13-05-DD004	2	4	10006688	148	0.58
13-05-DD004	4	6	10006689	43	0.72
13-05-DD004	6	8	10006690	64	0.52
13-05-DD004	8	10	10006691	73	0.95
13-05-DD004	10	12	10006692	213	1.25
13-05-DD004	12	14	10006693	175	1.15
13-05-DD004	14	16	10006694	186	1.72
13-05-DD004	16	18	10006695	247	1.16
13-05-DD004	18	20	10006696	222	1.14
13-05-DD004	20	22	10006697	435	0.77
13-05-DD004	22	24	10006698	346	0.97
13-05-DD004	24	26	10006699	221	0.66
13-05-DD004	26	28	10006701	2480	1.85
13-05-DD004	28	30	10006702	795	1.47
13-05-DD004	30	32	10006703	526	0.41
13-05-DD004	32	34	10006704	477	0.61
13-05-DD004	34	36	10006706	220	0.89
13-05-DD004	36	38	10006707	10100	2.62
13-05-DD004	38	40	10006708	424	1.03
13-05-DD004	40	42	10006709	216	0.69
13-05-DD004	42	44	10006710	155	0.58
13-05-DD004	44	46	10006711	270	0.65
13-05-DD004	46	48	10006712	107	0.87
13-05-DD004	48	50	10006713	130	0.61
13-05-DD004	50	52	10006714	365	0.79
13-05-DD004	52	54	10006715	220	0.54
13-05-DD004	54	56	10006716	144	0.61
13-05-DD004	56	58	10006717	301	1.58
13-05-DD004	58	60	10006718	252	0.5
13-05-DD004	60	62	10006719	47	0.53
13-05-DD004	62	64	10006720	46	0.56
13-05-DD004	64	66	10006721	61	0.48
13-05-DD004	66	68	10006722	29	0.4
13-05-DD004	68	70	10006723	177	0.69
13-05-DD004	70	72	10006724	68	0.56
13-05-DD004	72	74	10006726	108	0.7
13-05-DD004	74	76	10006727	104	0.54
13-05-DD004	76	78	10006728	267	0.76
13-05-DD004	78	80	10006729	232	0.66
13-05-DD004	80	82	10006731	137	0.64
13-05-DD004	82	84	10006732	103	0.73
13-05-DD004	84	86	10006733	238	0.58
13-05-DD004	86	88	10006734	497	0.69
13-05-DD004	88	90	10006735	696	0.69
13-05-DD004	90	92	10006736	903	0.66
13-05-DD004	92	94	10006737	146	0.87
13-05-DD004	94	96	10006738	56	0.39

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD004	96	98	10006739	108	0.8
13-05-DD004	98	100	10006740	203	1.15
13-05-DD004	100	102	10006741	71	0.41
13-05-DD004	102	104	10006742	64	0.37
13-05-DD004	104	106	10006743	120	0.42
13-05-DD004	106	108	10006744	215	0.63
13-05-DD004	108	110	10006745	710	2.44
13-05-DD004	110	112	10006746	529	3.68
13-05-DD004	112	114	10006747	743	0.91
13-05-DD004	114	116	10006748	802	1.86
13-05-DD004	116	118	10006749	10100	2.59
13-05-DD004	118	120	10006751	848	0.89
13-05-DD004	120	122	10006752	146	0.62
13-05-DD004	122	124	10006753	256	0.59
13-05-DD004	124	126	10006754	520	0.56
13-05-DD004	126	128	10006756	178	0.96
13-05-DD004	128	130	10006757	149	1.03
13-05-DD004	130	132	10006758	139	1.02
13-05-DD004	132	134	10006759	107	0.71
13-05-DD004	134	136	10006760	316	1.26
13-05-DD004	136	138	10006761	255	1.31
13-05-DD004	138	140	10006762	263	0.68
13-05-DD004	140	142	10006763	246	1.05
13-05-DD004	142	144	10006764	1285	2.48
13-05-DD004	144	146	10006765	142	1.56
13-05-DD004	146	148	10006766	232	1.49
13-05-DD004	148	150	10006767	865	2.12
13-05-DD004	150	152	10006768	228	1.4
13-05-DD004	152	154	10006769	281	1.1
13-05-DD004	154	156	10006770	961	2.55
13-05-DD004	156	158	10006771	867	1.49
13-05-DD004	158	160	10006772	6000	1.59
13-05-DD004	160	162	10006773	668	1.17
13-05-DD004	162	164	10006774	273	0.92
13-05-DD004	164	166	10006776	338	1.03
13-05-DD004	166	168	10006777	180	1.41
13-05-DD004	168	170	10006778	227	0.96
13-05-DD004	170	172	10006779	427	3.94
13-05-DD004	172	174	10006781	152	2.16
13-05-DD004	174	176	10006782	257	0.86
13-05-DD004	176	178	10006783	2060	2.48
13-05-DD004	178	180	10006784	237	1.42
13-05-DD004	180	182	10006785	379	1.13
13-05-DD004	182	184	10006786	89	0.81
13-05-DD004	184	186	10006787	99	0.63
13-05-DD004	186	188	10006788	525	0.81
13-05-DD004	188	190	10006789	1510	1.15
13-05-DD004	190	192	10006790	317	0.83
13-05-DD004	192	194	10006791	1290	1.24
13-05-DD004	194	196	10006792	301	0.94
13-05-DD004	196	198	10006793	124	1.03

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD004	198	200.3	10006794	3510	3.24
13-05-DD004	200.3	202	10005320	3270	3.54
13-05-DD004	202	204	10005321	1040	3.04
13-05-DD004	204	206	10005322	538	2.98
13-05-DD004	206	208	10005323	699	4.24
13-05-DD004	208	210	10005324	2000	5.69
13-05-DD004	210	212	10005326	2110	7.54
13-05-DD004	212	214	10005327	680	2.58
13-05-DD004	214	216	10005328	10100	2.95
13-05-DD004	216	218	10005329	1690	4.18
13-05-DD004	218	220	10005331	6500	3.12
13-05-DD004	220	222	10005332	2320	5.39
13-05-DD004	222	224	10005333	4560	1.49
13-05-DD004	224	226	10005334	3840	1.42
13-05-DD004	226	228	10005335	6980	1.05
13-05-DD004	228	230	10005336	1405	0.95
13-05-DD004	230	232	10005337	9290	1.54
13-05-DD004	232	234	10005338	1460	0.62
13-05-DD004	234	236	10005339	374	0.71
13-05-DD004	236	238	10005340	463	0.87
13-05-DD004	238	240	10005341	967	1.73
13-05-DD004	240	242	10005342	2040	1.38
13-05-DD004	242	244	10005343	494	0.78
13-05-DD004	244	246	10005344	6270	6.45
13-05-DD004	246	248	10005345	1245	1.41
13-05-DD004	248	250	10005346	1975	1.85
13-05-DD004	250	252	10005347	825	1.23
13-05-DD004	252	254	10005348	1010	1.44
13-05-DD004	254	256	10005349	309	0.99
13-05-DD004	256	258	10005351	403	1.1
13-05-DD004	258	260	10005352	264	1.5
13-05-DD004	260	262	10005353	317	1.33
13-05-DD004	262	264	10005354	213	0.71
13-05-DD004	264	266	10005356	386	1.15
13-05-DD004	266	268	10005357	186	1.29
13-05-DD004	268	270	10005358	140	1.09
13-05-DD004	270	272	10005359	252	1.29
13-05-DD004	272	274	10005360	264	1.27
13-05-DD004	274	276	10005361	267	1.53
13-05-DD004	276	278	10005362	352	1.4
13-05-DD004	278	280	10005363	157	1.42
13-05-DD004	280	282	10005364	224	1.01
13-05-DD004	282	284	10005365	571	1.19
13-05-DD004	284	286	10005366	209	0.73
13-05-DD004	286	288	10005367	184	0.9
13-05-DD004	288	290	10005368	231	1.19
13-05-DD004	290	292	10005369	331	1.24
13-05-DD004	292	294	10005370	2970	2.47
13-05-DD004	294	296	10005371	162	0.79
13-05-DD004	296	298	10005372	242	1.2
13-05-DD004	298	300	10005373	102	0.62

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD004	300	302	10005374	172	0.76
13-05-DD004	302	304	10005376	219	1
13-05-DD004	304	306	10005377	489	1.67
13-05-DD004	306	308	10005378	163	0.91
13-05-DD004	308	310	10005379	372	1.61
13-05-DD004	310	312	10005381	671	1.25
13-05-DD004	312	314	10005382	439	1.82
13-05-DD004	314	316	10005383	298	1.16
13-05-DD004	316	318	10005384	111	1.36
13-05-DD004	318	320	10005385	448	1.5
13-05-DD004	320	322	10005386	105	0.58
13-05-DD004	322	324	10005387	108	0.77
13-05-DD004	324	326	10005388	240	0.98
13-05-DD004	326	328	10005389	326	1.32
13-05-DD004	328	330	10005390	62	0.56
13-05-DD004	330	332	10005391	43	0.25
13-05-DD004	332	334	10005392	61	0.64
13-05-DD004	334	336	10005393	216	1.14
13-05-DD004	336	338	10005394	240	1.18
13-05-DD004	338	340	10005395	222	0.98
13-05-DD004	340	342	10005396	81	0.71
13-05-DD004	342	344	10005397	155	0.64
13-05-DD004	344	346	10005398	979	2.49
13-05-DD004	346	348	10005399	41	0.58
13-05-DD004	348	350	10005401	235	1.85
13-05-DD004	350	352	10005402	53	0.45
13-05-DD004	352	354	10005403	154	1.84
13-05-DD004	354	356	10005404	291	1.47
13-05-DD004	356	358	10005406	2700	1.29
13-05-DD004	358	360	10005407	249	1.32
13-05-DD004	360	362	10005408	127	0.92
13-05-DD004	362	364	10005409	204	0.88
13-05-DD004	364	366	10005410	123	0.58
13-05-DD004	366	368	10005411	352	1.09
13-05-DD004	368	370	10005412	306	0.58
13-05-DD004	370	372	10005413	313	0.6
13-05-DD004	372	374	10005414	210	1.26
13-05-DD004	374	376	10005415	957	3.07
13-05-DD004	376	378	10005416	1385	8.7
13-05-DD004	378	380	10005417	208	2
13-05-DD004	380	382	10005418	249	1.03
13-05-DD004	382	384	10005419	188	0.86
13-05-DD004	384	386	10005420	270	0.72
13-05-DD004	386	388	10005421	253	0.88
13-05-DD004	388	390	10005422	202	0.72
13-05-DD004	390	392	10005423	237	1.15
13-05-DD004	392	394	10005424	255	0.93
13-05-DD004	394	396	10005426	214	0.95
13-05-DD004	396	398	10005427	224	0.86
13-05-DD004	398	400	10005428	227	0.81
13-05-DD004	400	402	10005429	214	1.14

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD004	402	404	10005431	177	0.92
13-05-DD004	404	406	10005432	165	0.76
13-05-DD004	406	408	10005433	475	1.25
13-05-DD004	408	410	10005434	241	1.06
13-05-DD004	410	412	10005435	190	0.86
13-05-DD004	412	414	10005436	187	1.12
13-05-DD004	414	416	10005437	201	0.85
13-05-DD004	416	418	10005438	204	35.2
13-05-DD004	418	420	10005439	136	1.06
13-05-DD004	420	422	10005440	151	0.99
13-05-DD004	422	424	10005441	177	0.94
13-05-DD004	424	426	10005442	148	0.58
13-05-DD004	426	428	10005443	226	1.01
13-05-DD004	428	430	10005444	199	1.21
13-05-DD004	430	432	10005445	292	5.12
13-05-DD004	432	434	10005446	67	0.64
13-05-DD004	434	436	10005447	139	0.44
13-05-DD004	436	438	10005448	110	0.63
13-05-DD004	438	440	10005449	97	0.68
13-05-DD004	440	442	10005451	116	0.81
13-05-DD004	442	444	10005452	121	0.98
13-05-DD004	444	446	10005453	99	0.85
13-05-DD004	446	448	10005454	107	0.56
13-05-DD004	448	450	10005456	188	0.58
13-05-DD004	450	452	10005457	148	1.35
13-05-DD004	452	454	10005458	319	3.76
13-05-DD004	454	456	10005459	131	0.5
13-05-DD004	456	458	10005460	175	1.49
13-05-DD004	458	460	10005461	207	0.81
13-05-DD004	460	462	10005462	115	0.73
13-05-DD004	462	464	10005463	102	0.61
13-05-DD004	464	466	10005464	240	0.84
13-05-DD004	466	468	10005465	121	0.85
13-05-DD004	468	470	10005466	110	1.12
13-05-DD004	470	472	10005467	147	0.77
13-05-DD004	472	474	10005468	125	0.82
13-05-DD004	474	476	10005469	133	0.78
13-05-DD004	476	478	10005470	145	0.54
13-05-DD004	478	480	10005471	43	0.72
13-05-DD004	480	482	10005472	908	0.5
13-05-DD004	482	484	10005473	245	1.74
13-05-DD004	484	486	10005474	412	0.45
13-05-DD004	486	488	10005476	186	0.62
13-05-DD004	488	490	10005477	93	0.57
13-05-DD004	490	492	10005478	53	0.56
13-05-DD004	492	494	10005479	230	1.91
13-05-DD004	494	496	10005481	145	3.49
13-05-DD004	496	498	10005482	159	1.19
13-05-DD004	498	500	10005483	121	0.88
13-05-DD004	500	502	10005484	73	0.49
13-05-DD004	502	504	10005485	189	0.48

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD004	504	506	10005486	72	0.41
13-05-DD004	506	508	10005487	99	0.41
13-05-DD004	508	510	10005488	180	0.69
13-05-DD004	510	512	10005489	230	0.52
13-05-DD004	512	514	10005490	181	0.57
13-05-DD004	514	516	10005491	1390	0.8
13-05-DD004	516	518	10005492	284	1.48
13-05-DD004	518	520	10005493	565	2.32
13-05-DD004	520	522	10005494	468	2.63
13-05-DD004	522	524	10005495	391	3.29
13-05-DD004	524	526	10005496	253	2.39
13-05-DD004	526	528	10005497	267	2.12
13-05-DD004	528	530	10005498	170	2.01
13-05-DD004	530	532	10005499	114	1.3
13-05-DD004	532	534	10006501	198	1.54
13-05-DD004	534	536	10006502	182	1.6
13-05-DD004	536	538	10006503	746	2.68
13-05-DD004	538	540	10006504	175	1.65
13-05-DD004	540	542	10006506	310	1.77
13-05-DD004	542	544	10006507	170	1.45
13-05-DD004	544	546	10006508	267	1.51
13-05-DD004	546	548	10006509	128	0.92
13-05-DD004	548	550	10006510	280	1.34
13-05-DD004	550	552	10006511	226	0.75
13-05-DD004	552	554	10006512	441	1.43
13-05-DD004	554	556	10006513	307	1.89
13-05-DD004	556	558	10006514	245	1.25
13-05-DD004	558	560	10006515	394	2.06
13-05-DD004	560	562	10006516	1010	2
13-05-DD004	562	564	10006517	441	1.54
13-05-DD004	564	566	10006518	214	1.03
13-05-DD004	566	568	10006519	200	1.33
13-05-DD004	568	570	10006520	138	1.12
13-05-DD004	570	572	10006521	142	0.78
13-05-DD004	572	574	10006522	229	1.01
13-05-DD004	574	576	10006523	201	0.89
13-05-DD004	576	578	10006524	159	1.84
13-05-DD004	578	580	10006526	233	1.33
13-05-DD004	580	582	10006527	109	0.9
13-05-DD004	582	584	10006528	190	1.44
13-05-DD004	584	586	10006529	134	1.24
13-05-DD004	586	588	10006531	224	1.25
13-05-DD004	588	590	10006532	133	1.82
13-05-DD004	590	592	10006533	135	1.24
13-05-DD004	592	594	10006534	154	0.97
13-05-DD004	594	596	10006535	38	0.3
13-05-DD004	596	598	10006536	214	1.2
13-05-DD004	598	600	10006537	162	0.73
13-05-DD004	600	602	10006538	319	1.11
13-05-DD004	602	604	10006539	168	1.07
13-05-DD004	604	606	10006540	221	1.1

HOLE	FROM	TO	SAMPLE	Au PPB	Ag PPM
13-05-DD004	606	608	10006541	148	1.27
13-05-DD004	608	610	10006542	174	0.93
13-05-DD004	610	612	10006543	110	0.78

Appendix 1C:

B2Gold
Miraflores Diamond Drilling Results

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301005_	10011312	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SgCrLss	Prop	Mod	NR	356	7.1	260	801	
23440301005_	10011313	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Mod	NR	1320	2.5	81	1240	
23440301005_	10011314	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Mod	NR	1740	2.1	125	1120	
23440301005_	10011315	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock		Mod	NR	1370	1.8	95	1570	
23440301005_	10011316	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Mod	NR	1340	1.4	113	1650	
23440301005_	10011317	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Mod	NR	483	0.9	99	1200	
23440301005_	10011318	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Mod	NR	833	2.2	315	1950	
23440301005_	10011319	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Mod	NR	468	1.3	122	1150	
23440301005_	10011320	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Str	NR	646	2.5	229	1960	
23440301005_	10011321	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	SapRock	Prop	Str	NR	214	1.2	87	504	
23440301005_	10011322	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	129	0.3	11	106	
23440301005_	10011323	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	64	0.4	22	131	
23440301005_	10011324	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Str	NR	491	1.2	53	172	
23440301005_	10011326	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Str	NR	559	0.9	116	224	
23440301005_	10011327	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Str	NR	496	1.2	75	182	
23440301005_	10011328	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Str	NR	363	1.3	48	157	
23440301005_	10011329	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	235	0.8	45	207	
23440301005_	10011331	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	454	1.6	372	292	
23440301005_	10011332	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	633	1.9	845	1330	
23440301005_	10011333	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	107	0.5	49	232	
23440301005_	10011334	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	175	0.7	109	406	
23440301005_	10011335	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	182	0.8	85	201	
23440301005_	10011336	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	136	0.5	22	204	
23440301005_	10011337	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	122	0.5	19	128	
23440301005_	10011338	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	136	0.6	21	327	
23440301005_	10011339	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	204	0.9	26	168	
23440301005_	10011340	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	357	0.8	24	161	
23440301005_	10011341	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	86	0.7	17	131	
23440301005_	10011342	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	262	5.9	114	286	
23440301005_	10011343	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_FLOUR_P	Prop	Mod	NR	160	1.3	30	421	
23440301005_	10011344	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	51	0.6	17	121	
23440301005_	10011345	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	81	0.6	16	698	
23440301005_	10011346	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Wk	NR	74	0.4	18	347	
23440301005_	10011347	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Wk	NR	125	0.7	93	591	
23440301005_	10011348	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	66	1.5	46	226	
23440301005_	10011349	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	71	0.7	22	560	
23440301005_	10011351	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	90	0.5	12	368	
23440301005_	10011352	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	194	0.9	16	1280	
23440301005_	10011353	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	179	1.1	198	1160	
23440301005_	10011354	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	135	0.5	14	653	
23440301005_	10011356	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	403	1.8	1065	1740	
23440301005_	10011357	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	133	0.4	20	651	
23440301005_	10011358	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	167	0.5	18	722	
23440301005_	10011359	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	181	0.6	14	468	
23440301005_	10011360	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	66	0.4	8	323	
23440301005_	10011361	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	140	0.6	22	309	
23440301005_	10011362	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	598	1.4	34	510	
23440301005_	10011363	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	512	2.9	86	516	
23440301005_	10011364	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	736	2.1	107	1240	
23440301005_	10011365	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	775	2.3	73	1310	
23440301005_	10011366	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	180	0.4	15	519	
23440301005_	10011367	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	772	0.5	18	591	
23440301005_	10011368	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	112	0.8	27	1070	
23440301005_	10011369	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	113	0.7	56	1270	
23440301005_	10011370	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	318	0.7	42	612	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301005_	10011371	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	289	0.6	34	761	
23440301005_	10011372	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	83	0.3	11	398	
23440301005_	10011373	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	164	0.5	32	668	
23440301005_	10011374	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	187	0.7	87	663	
23440301005_	10011376	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	455	1.3	176	1190	
23440301005_	10011377	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	187	0.5	28	522	
23440301005_	10011378	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	288	0.7	61	971	
23440301005_	10011379	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	400	1.5	335	1030	
23440301005_	10011381	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	227	0.6	20	579	
23440301005_	10011382	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	303	0.6	24	502	
23440301005_	10011383	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	253	0.7	31	678	
23440301005_	10011384	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	285	0.4	18	369	
23440301005_	10011385	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	316	0.6	26	500	
23440301005_	10011386	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	466	0.8	29	804	
23440301005_	10011387	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	251	0.4	15	341	
23440301005_	10011388	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	250	0.5	25	291	
23440301005_	10011389	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	220	0.5	18	366	
23440301005_	10011390	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	397	0.6	20	319	
23440301005_	10011391	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	303	0.5	17	272	
23440301005_	10011392	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	97	0.5	14	209	
23440301005_	10011393	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	220	0.5	23	230	
23440301005_	10011394	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	254	0.6	19	287	
23440301005_	10011395	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	289	0.5	14	214	
23440301005_	10011396	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	205	0.5	18	285	
23440301005_	10011397	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	251	1.2	129	410	
23440301005_	10011398	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	233	1.0	138	403	
23440301005_	10011399	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	163	1.0	124	406	
23440301005_	10011401	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	303	1.2	210	601	
23440301005_	10011402	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	454	1.6	221	816	
23440301005_	10011403	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	606	0.9	37	571	
23440301005_	10011404	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	1540	1.1	42	275	
23440301005_	10011406	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	1680	0.8	15	292	
23440301005_	10011407	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	1200	0.9	31	242	
23440301005_	10011408	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	284	0.6	13	407	
23440301005_	10011409	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	219	0.6	13	526	
23440301005_	10011410	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	298	0.5	14	387	
23440301005_	10011411	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	974	0.5	15	197	
23440301005_	10011412	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	184	0.5	16	145	
23440301005_	10011413	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	252	0.6	16	209	
23440301005_	10011414	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	618	0.5	15	281	
23440301005_	10011415	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	228	0.6	15	396	
23440301005_	10011416	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	323	0.8	28	428	
23440301005_	10011417	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	252	0.7	46	448	
23440301005_	10011418	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	422	0.8	29	386	
23440301005_	10011419	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	304	0.6	32	279	
23440301005_	10011420	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	330	0.9	43	286	
23440301005_	10011421	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	340	0.9	23	511	
23440301005_	10011422	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	246	0.9	38	236	
23440301005_	10011423	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	301	1.3	42	413	
23440301005_	10011424	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Sil	Str	NR	233	0.8	53	297	
23440301005_	10011426	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	267	0.8	34	320	
23440301005_	10011427	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	236	1.8	35	291	
23440301005_	10011428	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	236	0.9	26	265	
23440301005_	10011429	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	235	0.9	38	242	
23440301005_	10011431	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Str	NR	534	1.2	49	237	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301005_	10011432	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	377	1.4	45	206	
23440301005_	10011433	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	825	2.1	103	282	
23440301005_	10011434	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	372	0.9	62	233	
23440301005_	10011435	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	602	1.3	57	338	
23440301005_	10011436	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	564	1.1	64	272	
23440301005_	10011437	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	459	1.0	61	246	
23440301005_	10011438	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	361	1.0	49	218	
23440301005_	10011439	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	759	1.1	51	208	
23440301005_	10011440	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	374	0.8	30	197	
23440301005_	10011441	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	324	0.8	34	194	
23440301005_	10011442	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	433	1.1	27	153	
23440301005_	10011443	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	156	0.6	30	150	
23440301005_	10011444	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	137	1.0	21	181	
23440301005_	10011445	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	98	0.7	53	162	
23440301005_	10011446	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	103	0.6	36	162	
23440301005_	10011447	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	113	0.7	36	156	
23440301005_	10011448	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	184	0.6	37	132	
23440301005_	10011449	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	113	0.6	40	144	
23440301005_	10011451	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	243	1.0	73	148	
23440301005_	10011452	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	416	0.9	54	196	
23440301005_	10011453	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	152	0.7	66	192	
23440301005_	10011454	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	152	0.6	47	171	
23440301005_	10011456	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	FAULT ROCK	Prop	Mod	NR	104	0.6	33	148	
23440301005_	10011457	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Wk	NR	181	0.8	46	159	
23440301005_	10011458	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	601	0.7	28	171	
23440301005_	10011459	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	168	0.9	33	164	
23440301005_	10011460	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	163	0.7	32	153	
23440301005_	10011461	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	124	0.7	36	155	
23440301005_	10011462	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	184	0.7	27	150	
23440301005_	10011463	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Sil	Mod	NR	81	0.6	28	134	
23440301005_	10011464	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	119	0.9	26	147	
23440301005_	10011465	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	37	0.4	12	116	
23440301005_	10011466	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	54	0.5	15	144	
23440301005_	10011467	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	75	0.3	13	114	
23440301005_	10011468	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	169	0.6	28	153	
23440301005_	10011469	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	302	0.6	26	148	
23440301005_	10011470	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	109	0.6	17	121	
23440301005_	10011471	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	423	0.4	24	141	
23440301005_	10011472	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Str	NR	147	0.4	15	110	
23440301005_	10011473	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	2	BX_P_EP_CC	Prop	Mod	NR	652	0.5	16	127	
23440301005_	10011474	O	7/17/2007	B2 GOLD	423176	585137	1410	chan	1.1	BX_P_EP_CC	Prop	Mod	NR	186	0.6	20	133	
23440301006_	10011478	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock	Arg Sup	Str	NR	316	1.5	562	1140	
23440301006_	10011479	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock	Arg Sup	Str	NR	314	3.3	582	1240	
23440301006_	10011481	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock	Arg Sup	Str	NR	91	0.9	84	572	
23440301006_	10011482	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock				53	0.4	34	403	
23440301006_	10011483	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SgCrLss				36	0.9	29	532	
23440301006_	10011484	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock				150	1.4	73	334	
23440301006_	10011485	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock				88	0.8	83	256	
23440301006_	10011486	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	SapRock				18	0.4	14	269	
23440301006_	10011487	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BAS_BLOCK				14	0.3	10	241	
23440301006_	10011488	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BAS_BLOCK				28	0.3	6	169	
23440301006_	10011489	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BAS_BLOCK				23	0.3	15	361	
23440301006_	10011490	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BAS_BLOCK				33	0.4	41	405	
23440301006_	10011491	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P				195	0.6	31	509	
23440301006_	10011492	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK				285	0.8	180	1280	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301006_	10011493	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK				289	2.1	263	1410	
23440301006_	10011494	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Arg Sup	Mod		242	1.2	239	888	
23440301006_	10011495	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Arg Sup	Mod		274	1.2	49	502	
23440301006_	10011496	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Arg Sup	Mod		347	1.6	63	507	
23440301006_	10011497	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		424	0.6	44	180	
23440301006_	10011498	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		341	0.7	29	445	
23440301006_	10011499	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		294	0.6	39	697	
23440301006_	10013656	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		397	0.5	25	617	
23440301006_	10013657	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		212	0.7	33	1050	
23440301006_	10013658	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		255	1.8	52	1170	
23440301006_	10013659	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		192	0.6	51	548	
23440301006_	10013660	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		139	0.7	199	745	
23440301006_	10013661	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		221	0.8	204	900	
23440301006_	10013662	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		183	1.4	301	1970	
23440301006_	10013663	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		280	1.8	561	2180	
23440301006_	10013664	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		319	1.5	370	1620	
23440301006_	10013665	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		1875	1.4	377	1270	
23440301006_	10013666	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		911	1.6	410	1190	
23440301006_	10013667	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		451	1.3	425	889	
23440301006_	10013668	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		210	0.8	171	828	
23440301006_	10013669	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC				2970	2.1	298	1780	
23440301006_	10013670	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		503	0.8	156	710	
23440301006_	10013671	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		270	0.6	139	304	
23440301006_	10013672	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		509	0.5	41	153	
23440301006_	10013673	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		957	0.9	127	467	
23440301006_	10013674	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		349	0.5	59	166	
23440301006_	10013676	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		544	0.6	35	207	
23440301006_	10013677	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		212	0.8	34	197	
23440301006_	10013678	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		248	0.5	20	132	
23440301006_	10013679	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK				141	0.7	26	391	
23440301006_	10013681	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		428	1.5	353	1270	
23440301006_	10013682	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		218	0.7	60	903	
23440301006_	10013683	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		169	0.6	67	525	
23440301006_	10013684	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		139	0.4	42	348	
23440301006_	10013685	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		309	0.8	68	675	
23440301006_	10013686	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC				381	0.7	131	775	
23440301006_	10013687	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC		Mod		257	1.3	119	1440	
23440301006_	10013688	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		223	0.6	46	910	
23440301006_	10013689	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		210	0.7	62	862	
23440301006_	10013690	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		1880	1.1	39	1380	
23440301006_	10013691	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		233	0.6	29	938	
23440301006_	10013692	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		248	0.6	28	847	
23440301006_	10013693	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		189	1.2	18	277	
23440301006_	10013694	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		201	0.6	30	800	
23440301006_	10013695	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		317	0.5	33	561	
23440301006_	10013696	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		439	2.7	34	508	
23440301006_	10013697	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		307	0.7	33	436	
23440301006_	10013698	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		175	0.5	31	222	
23440301006_	10013699	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Str		151	0.4	33	234	
23440301006_	10013701	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		326	0.5	15	136	
23440301006_	10013702	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		182	0.5	14	176	
23440301006_	10013703	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		172	0.5	10	197	
23440301006_	10013704	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		229	0.6	29	286	
23440301006_	10013706	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		149	0.5	20	398	
23440301006_	10013707	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		160	0.6	13	235	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301006_	10013708	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		234	0.5	72	378	
23440301006_	10013709	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		232	0.9	54	255	
23440301006_	10013710	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		146	0.5	43	277	
23440301006_	10013711	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		184	0.4	20	265	
23440301006_	10013712	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		267	0.5	73	314	
23440301006_	10013713	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		191	0.5	24	303	
23440301006_	10013714	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		239	0.6	20	214	
23440301006_	10013715	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		190	0.5	46	383	
23440301006_	10013716	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		205	0.7	110	530	
23440301006_	10013717	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		273	0.7	186	905	
23440301006_	10013718	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		253	0.8	132	933	
23440301006_	10013719	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		335	0.5	38	397	
23440301006_	10013720	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		192	0.5	27	417	
23440301006_	10013721	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		207	3.1	28	924	
23440301006_	10013722	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		124	0.4	23	479	
23440301006_	10013723	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		253	0.5	21	207	
23440301006_	10013724	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC				376	0.7	47	192	
23440301006_	10013726	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BAS_BLOCK				6640	1.6	45	198	
23440301006_	10013727	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		834	1.3	92	2330	
23440301006_	10013728	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		308	1.1	50	1520	
23440301006_	10013729	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		369	1.7	338	1370	
23440301006_	10013731	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		270	0.5	19	266	
23440301006_	10013732	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		1135	0.8	83	490	
23440301006_	10013733	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK		Mod		756	0.7	30	563	
23440301006_	10013734	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		293	0.7	32	783	
23440301006_	10013735	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		459	0.7	39	682	
23440301006_	10013736	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		990	0.8	54	1060	
23440301006_	10013737	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		257	0.7	65	725	
23440301006_	10013738	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		196	0.7	56	623	
23440301006_	10013739	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Wk		592	0.8	75	574	
23440301006_	10013740	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		500	0.9	65	803	
23440301006_	10013741	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		270	0.9	57	678	
23440301006_	10013742	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		255	1.0	52	561	
23440301006_	10013743	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		804	3.5	17	229	
23440301006_	10013744	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		99	0.6	48	362	
23440301006_	10013745	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		289	0.4	50	211	
23440301006_	10013746	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		171	1.1	155	530	
23440301006_	10013747	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		1400	1.0	204	349	
23440301006_	10013748	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		343	0.8	64	400	
23440301006_	10013749	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		217	0.7	36	318	
23440301006_	10013751	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		638	0.7	39	319	
23440301006_	10013752	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		996	0.8	41	603	
23440301006_	10013753	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		634	1.6	364	1040	
23440301006_	10013754	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		541	1.1	117	368	
23440301006_	10013756	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK	Prop	Mod		588	1.0	59	404	
23440301006_	10013757	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		593	0.7	44	345	
23440301006_	10013758	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		366	1.0	76	732	
23440301006_	10013759	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK	Prop	Mod		452	1.2	182	798	
23440301006_	10013760	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		968	1.2	120	320	
23440301006_	10013761	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		344	0.8	56	239	
23440301006_	10013762	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		147	0.6	29	191	
23440301006_	10013763	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		393	1.0	134	347	
23440301006_	10013764	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		627	1.1	104	322	
23440301006_	10013765	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		493	1.0	123	334	
23440301006_	10013766	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		253	0.9	69	234	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301006_	10013767	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		465	1.2	134	294	
23440301006_	10013770	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		344	1.1	130	370	
23440301006_	10013771	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	FAULT ROCK	Prop	Mod		358	1.0	114	276	
23440301006_	10013772	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		313	1.6	252	356	
23440301006_	10013773	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		324	1.1	139	272	
23440301006_	10013774	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		570	2.0	198	445	
23440301006_	10013776	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		373	3.3	181	309	
23440301006_	10013777	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		371	1.1	132	326	
23440301006_	10013778	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		354	1.2	244	362	
23440301006_	10013779	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		1030	2.0	215	361	
23440301006_	10013781	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		191	1.1	48	277	
23440301006_	10013782	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		275	0.8	65	225	
23440301006_	10013783	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		199	0.9	55	310	
23440301006_	10013784	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		388	1.3	63	433	
23440301006_	10013785	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		269	1.5	97	267	
23440301006_	10013786	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		277	0.9	83	228	
23440301006_	10013787	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		438	1.3	106	269	
23440301006_	10013788	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		519	1.4	109	310	
23440301006_	10013789	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		422	1.4	48	203	
23440301006_	10013790	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		627	1.1	109	209	
23440301006_	10013791	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		468	1.9	318	309	
23440301006_	10013792	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		447	1.6	79	251	
23440301006_	10013793	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		372	1.2	20	211	
23440301006_	10013794	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		80	0.5	13	142	
23440301006_	10013795	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		199	0.8	30	186	
23440301006_	10013796	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		289	1.1	32	198	
23440301006_	10013797	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		252	0.7	14	202	
23440301006_	10013798	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_FLOUR_P	Prop	Mod		749	1.4	32	621	
23440301006_	10013799	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		258	1.1	39	323	
23440301006_	10013801	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		121	0.9	16	198	
23440301006_	10013802	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		349	1.0	21	190	
23440301006_	10013803	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		254	0.8	15	141	
23440301006_	10013804	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		314	0.8	31	171	
23440301006_	10013806	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		310	1.2	54	154	
23440301006_	10013807	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		531	1.2	43	204	
23440301006_	10013808	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		645	1.4	47	199	
23440301006_	10013809	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		303	0.9	21	286	
23440301006_	10013810	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		312	1.5	28	164	
23440301006_	10013811	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		168	0.6	23	145	
23440301006_	10013812	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		319	0.8	13	179	
23440301006_	10013813	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		922	1.6	23	150	
23440301006_	10013814	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		292	0.7	16	125	
23440301006_	10013815	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		408	0.8	17	210	
23440301006_	10013816	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		5660	0.8	15	129	
23440301006_	10013817	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		227	0.6	14	146	
23440301006_	10013818	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		239	0.5	14	172	
23440301006_	10013819	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		292	1.1	17	224	
23440301006_	10013820	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		481	0.8	14	164	
23440301006_	10013821	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		1280	0.8	15	148	
23440301006_	10013822	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		544	0.5	11	153	
23440301006_	10013823	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		99	0.3	11	140	
23440301006_	10013824	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	2	BX_P_EP_CC	Prop	Mod		210	0.7	19	153	
23440301006_	10013826	O	7/23/2007	B2 GOLD	423133	585197	1452	chan	1.7	BX_P_EP_CC	Prop	Mod		451	0.8	16	163	
23440301007_	10013829	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				43	1.1	25	209	
23440301007_	10013831	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				72	0.8	36	289	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301007_	10013832	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				77	0.8	136	485	
23440301007_	10013833	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				206	1.5	181	434	
23440301007_	10013834	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				53	3.7	78	253	
23440301007_	10013835	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				22	3.8	26	139	
23440301007_	10013836	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				140	0.8	77	233	
23440301007_	10013837	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				53	0.6	87	260	
23440301007_	10013838	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				18	0.5	7	86	
23440301007_	10013839	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				6	0.4	4	93	
23440301007_	10013840	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				82	1.0	180	515	
23440301007_	10013841	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				138	0.5	34	423	
23440301007_	10013842	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	0.9	SapRock				433	0.7	177	664	
23440301007_	10013843	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SapRock				289	0.9	68	284	
23440301007_	10013844	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop			191	0.5	26	129	
23440301007_	10013845	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		80	0.4	96	188	
23440301007_	10013846	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		172	0.5	139	357	
23440301007_	10013847	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		137	0.5	185	476	
23440301007_	10013848	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		185	0.8	146	599	
23440301007_	10013849	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		173	0.8	112	615	
23440301007_	10013851	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	FAULT ROCK	Prop	Mod		118	0.9	180	559	
23440301007_	10013852	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		118	0.6	138	436	
23440301007_	10013853	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	FAULT ROCK	Prop	Mod		290	1.1	396	581	
23440301007_	10013854	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK	Prop	Mod		19	0.5	10	80	
23440301007_	10013856	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	FAULT ROCK	Prop	Mod		111	0.9	483	945	
23440301007_	10013857	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK	Prop	Mod		54	0.7	55	123	
23440301007_	10013858	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK	Prop	Mod		33	0.5	19	95	
23440301007_	10013859	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	FAULT ROCK	Prop	Mod		157	0.6	22	127	
23440301007_	10013860	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		521	0.5	58	175	
23440301007_	10013861	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1245	0.9	188	454	
23440301007_	10013862	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		324	0.7	173	507	
23440301007_	10013863	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		209	0.4	81	213	
23440301007_	10013864	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		350	0.8	156	345	
23440301007_	10013865	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		451	0.7	164	511	
23440301007_	10013866	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		278	2.0	218	778	
23440301007_	10013867	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		327	0.8	236	733	
23440301007_	10013868	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		251	0.9	155	334	
23440301007_	10013869	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Mod		271	0.6	25	102	
23440301007_	10013870	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Str		53	0.4	34	102	
23440301007_	10013871	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Mod		60	0.7	25	101	
23440301007_	10013872	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK	Prop	Mod		73	0.5	82	253	
23440301007_	10013873	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		189	0.9	278	781	
23440301007_	10013874	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		4600	1.4	405	1020	
23440301007_	10013876	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Wk		297	1.1	156	622	
23440301007_	10013877	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		301	1.1	181	824	
23440301007_	10013878	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Wk		215	0.7	86	301	
23440301007_	10013879	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Wk		487	1.1	181	651	
23440301007_	10013881	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC				219	0.9	272	913	
23440301007_	10013882	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK				17	0.3	14	130	
23440301007_	10013883	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK				30	0.3	15	91	
23440301007_	10013884	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK				23	0.2	11	78	
23440301007_	10013885	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P		Mod		112	0.5	47	171	
23440301007_	10013886	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P		Mod		209	0.5	108	119	
23440301007_	10013887	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P				74	0.7	37	120	
23440301007_	10013888	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Mod		124	0.4	23	109	
23440301007_	10013889	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Mod		68	0.4	16	76	
23440301007_	10013890	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Mod		80	0.3	16	76	

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301007_	10013891	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		114	0.4	41	187	
23440301007_	10013892	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		237	0.5	60	151	
23440301007_	10013893	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK	Prop	Wk		16	0.1	3	91	
23440301007_	10013894	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BAS_BLOCK	Prop	Wk		10	0.2	5	89	
23440301007_	10013895	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		590	1.0	303	1260	
23440301007_	10013896	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		444	1.0	206	1080	
23440301007_	10013897	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		141	0.7	150	1610	
23440301007_	10013898	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Wk		86	0.7	106	582	
23440301007_	10013899	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		306	1.8	93	2300	
23440301007_	10013901	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		199	0.9	52	2090	
23440301007_	10013902	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		333	0.4	56	972	
23440301007_	10013903	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		268	0.7	30	909	
23440301007_	10013904	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		555	0.6	22	737	
23440301007_	10013906	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	FAULT ROCK				499	1.0	21	964	
23440301007_	10013907	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		278	0.7	27	1345	
23440301007_	10013908	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		129	0.4	23	609	
23440301007_	10013909	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		182	0.4	18	819	
23440301007_	10013910	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		146	0.5	22	1180	
23440301007_	10013911	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		100	0.4	12	905	
23440301007_	10013912	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		107	0.4	11	947	
23440301007_	10013913	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		196	0.7	17	901	
23440301007_	10013914	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Str		667	2.2	32	431	
23440301007_	10013915	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		385	1.8	138	470	
23440301007_	10013916	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		359	5.6	24	487	
23440301007_	10013917	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Str		662	3.2	25	560	
23440301007_	10013918	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		284	2.2	22	600	
23440301007_	10013919	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_FLOUR_P	Prop	Str		192	0.5	13	144	
23440301007_	10013920	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		492	1.2	32	270	
23440301007_	10013921	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		822	0.7	21	312	
23440301007_	10013922	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		409	0.7	26	332	
23440301007_	10013923	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		465	0.8	32	640	
23440301007_	10013924	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		796	0.7	28	415	
23440301007_	10013926	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		843	0.8	31	502	
23440301007_	10013927	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		250	0.6	28	644	
23440301007_	10013928	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		310	0.7	64	605	
23440301007_	10013929	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		385	1.3	168	1765	
23440301007_	10013931	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		422	0.9	78	594	
23440301007_	10013932	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		697	2.9	1065	2090	
23440301007_	10013933	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		383	1.6	492	1535	
23440301007_	10013934	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		485	2.7	473	1315	
23440301007_	10013937	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		328				
23440301007_	10013938	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		382				
23440301007_	10013939	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		422				
23440301007_	10013940	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		819				
23440301007_	10013941	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	PotKF	Mod		749				
23440301007_	10013942	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1340				
23440301007_	10013943	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2500				
23440301007_	10013944	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	PotKF	Mod		516				
23440301007_	10013945	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		913				
23440301007_	10013946	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	PotKF	Mod		666				
23440301007_	10013947	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		794				
23440301007_	10013948	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		369				
23440301007_	10013949	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Wk		823				
23440301007_	10019251	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	FAULT ROCK	Prop	Wk		454				
23440301007_	10019252	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		424				

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301007_	10019253	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		451				
23440301007_	10019254	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		626				
23440301007_	10019256	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		225				
23440301007_	10019257	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		919				
23440301007_	10019258	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		444				
23440301007_	10019259	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		837				
23440301007_	10019260	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2020				
23440301007_	10019261	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		536				
23440301007_	10019262	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		838				
23440301007_	10019263	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		793				
23440301007_	10019264	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1880				
23440301007_	10019265	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		761				
23440301007_	10019266	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		436				
23440301007_	10019267	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		712				
23440301007_	10019268	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				780				
23440301007_	10019269	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	SgCrLss				2180				
23440301007_	10019270	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		976				
23440301007_	10019271	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Wk		816				
23440301007_	10019272	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		332				
23440301007_	10019273	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1590				
23440301007_	10019274	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1010				
23440301007_	10019276	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1920				
23440301007_	10019277	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		521				
23440301007_	10019278	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		812				
23440301007_	10019279	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		815				
23440301007_	10019281	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		419				
23440301007_	10019282	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		821				
23440301007_	10019283	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		453				
23440301007_	10019284	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		895				
23440301007_	10019285	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1080				
23440301007_	10019286	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1320				
23440301007_	10019287	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		776				
23440301007_	10019288	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		822				
23440301007_	10019289	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		988				
23440301007_	10019290	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2490				
23440301007_	10019291	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1870				
23440301007_	10019292	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2650				
23440301007_	10019293	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1910				
23440301007_	10019294	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1820				
23440301007_	10019295	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2340				
23440301007_	10019296	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2010				
23440301007_	10019297	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		3130				
23440301007_	10019298	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		663				
23440301007_	10019299	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1130				
23440301007_	10019301	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1220				
23440301007_	10019302	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		9580				
23440301007_	10019303	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		2580				
23440301007_	10019304	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		6060				
23440301007_	10019306	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1160				
23440301007_	10019307	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1500				
23440301007_	10019308	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		529				
23440301007_	10019309	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		654				
23440301007_	10019310	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		412				
23440301007_	10019311	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		174				
23440301007_	10019312	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		478				

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301007_	10019313	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		244				
23440301007_	10019314	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		720				
23440301007_	10019315	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		547				
23440301007_	10019316	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		743				
23440301007_	10019317	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		1330				
23440301007_	10019318	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		633				
23440301007_	10019319	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Sil	Str		145				
23440301007_	10019320	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Sil	Str		88				
23440301007_	10019321	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		227				
23440301007_	10019322	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		504				
23440301007_	10019323	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		750				
23440301007_	10019324	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		303				
23440301007_	10019326	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Chl	Mod		349				
23440301007_	10019327	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		181				
23440301007_	10019328	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		179				
23440301007_	10019329	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		226				
23440301007_	10019331	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2	BX_P_EP_CC	Prop	Mod		152				
23440301007_	10019332	O	8/18/2007	B2 GOLD	423054	585241	1495	chan	2.7	BX_P_EP_CC	Prop	Mod		60				
23440301008_	10019335	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	Coll	Prop	Wk		120				
23440301008_	10019336	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	Coll	Prop	Mod		233				
23440301008_	10019337	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		935				
23440301008_	10019338	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		99				
23440301008_	10019339	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		279				
23440301008_	10019340	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		329				
23440301008_	10019341	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_M_EP_CQ	Prop	Mod		345				
23440301008_	10019342	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1915				
23440301008_	10019343	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		231				
23440301008_	10019344	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		425				
23440301008_	10019345	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	HY_And	Prop	Mod		1005				
23440301008_	10019346	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_M_EP_CQ	Prop	Mod		553				
23440301008_	10019347	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_M_EP_CQ	Prop	Mod		286				
23440301008_	10019348	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_M_EP_CQ	Prop	Mod		468				
23440301008_	10019349	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	HY_And	Epid	Mod		294				
23440301008_	10019351	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	HY_And	Epid	Mod		571				
23440301008_	10019352	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	HY_And	Epid	Mod		232				
23440301008_	10019353	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		474				
23440301008_	10019354	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BAS_BLOCK	Prop	Mod		40				
23440301008_	10019356	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BAS_BLOCK	Prop	Mod		174				
23440301008_	10019357	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BAS_BLOCK	Prop	Mod		93				
23440301008_	10019358	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		396				
23440301008_	10019359	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		892				
23440301008_	10019360	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		290				
23440301008_	10019361	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		192				
23440301008_	10019362	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		159				
23440301008_	10019363	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		87				
23440301008_	10019364	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		284				
23440301008_	10019365	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		90				
23440301008_	10019366	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		196				
23440301008_	10019367	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		173				
23440301008_	10019368	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	HY_And	Chl	Mod		123				
23440301008_	10019369	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		205				
23440301008_	10019370	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		229				
23440301008_	10019371	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		269				
23440301008_	10019372	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		394				
23440301008_	10019373	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		338				

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301008_	10019374	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		916				
23440301008_	10019376	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		83				
23440301008_	10019377	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		84				
23440301008_	10019378	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		77				
23440301008_	10019379	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		137				
23440301008_	10019381	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		253				
23440301008_	10019382	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	HY_And	Prop	Mod		147				
23440301008_	10019383	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		281				
23440301008_	10019384	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		725				
23440301008_	10019385	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		252				
23440301008_	10019386	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		347				
23440301008_	10019387	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		649				
23440301008_	10019388	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		7830				
23440301008_	10019389	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		2490				
23440301008_	10019390	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		674				
23440301008_	10019391	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		717				
23440301008_	10019392	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		619				
23440301008_	10019393	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		638				
23440301008_	10019394	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		831				
23440301008_	10019395	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		923				
23440301008_	10019396	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		913				
23440301008_	10019397	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		898				
23440301008_	10019398	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		971				
23440301008_	10019399	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		981				
23440301008_	10019401	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		2030				
23440301008_	10019402	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		590				
23440301008_	10019403	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Wk		63				
23440301008_	10019404	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		481				
23440301008_	10019406	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		187				
23440301008_	10019407	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		645				
23440301008_	10019408	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		191				
23440301008_	10019409	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		280				
23440301008_	10019410	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		432				
23440301008_	10019411	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		729				
23440301008_	10019412	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Epid	Mod		349				
23440301008_	10019413	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Epid	Mod		2010				
23440301008_	10019414	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		324				
23440301008_	10019415	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Epid	Mod		228				
23440301008_	10019416	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		224				
23440301008_	10019417	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		466				
23440301008_	10019418	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		1260				
23440301008_	10019419	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		586				
23440301008_	10019420	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Epid	Mod		3100				
23440301008_	10019421	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		546				
23440301008_	10019422	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		986				
23440301008_	10019423	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		993				
23440301008_	10019424	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		383				
23440301008_	10019426	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Str		376				
23440301008_	10019427	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		750				
23440301008_	10019428	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		792				
23440301008_	10019429	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1820				
23440301008_	10019431	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		573				
23440301008_	10019432	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		461				
23440301008_	10019433	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		548				
23440301008_	10019434	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		300				

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301008_	10019435	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		1900				
23440301008_	10019436	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		2040				
23440301008_	10019437	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		1030				
23440301008_	10019438	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		386				
23440301008_	10019439	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		1720				
23440301008_	10019440	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		8370				
23440301008_	10019441	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		9040				
23440301008_	10019442	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		2850				
23440301008_	10019443	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		4280				
23440301008_	10019444	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		10100				
23440301008_	10019445	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		5660				
23440301008_	10019446	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		533				
23440301008_	10019447	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1300				
23440301008_	10019448	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1480				
23440301008_	10019449	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BAS_BLOCK	Prop	Wk		122				
23440301008_	10019451	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		573				
23440301008_	10019452	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_LATE	Prop	Mod		330				
23440301008_	10019453	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BAS_BLOCK	Prop	Mod		500				
23440301008_	10019454	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1840				
23440301008_	10019456	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		405				
23440301008_	10019457	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		493				
23440301008_	10019458	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		573				
23440301008_	10019459	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		909				
23440301008_	10019460	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		396				
23440301008_	10019461	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC		Mod		299				
23440301008_	10019462	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		860				
23440301008_	10019463	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		216				
23440301008_	10019464	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		729				
23440301008_	10019465	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		662				
23440301008_	10019466	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Str		801				
23440301008_	10019467	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		514				
23440301008_	10019468	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		998				
23440301008_	10019469	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		198				
23440301008_	10019470	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		404				
23440301008_	10019471	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1570				
23440301008_	10019472	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		400				
23440301008_	10019473	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		461				
23440301008_	10019474	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		745				
23440301008_	10019476	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		885				
23440301008_	10019477	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		580				
23440301008_	10019478	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		651				
23440301008_	10019479	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		504				
23440301008_	10019481	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		801				
23440301008_	10019482	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		482				
23440301008_	10019483	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		784				
23440301008_	10019484	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1150				
23440301008_	10019485	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		495				
23440301008_	10019486	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		983				
23440301008_	10019487	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		793				
23440301008_	10019488	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		206				
23440301008_	10019489	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_FLOUR_P	Prop	Mod		154				
23440301008_	10019490	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		532				
23440301008_	10019491	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		638				
23440301008_	10019492	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		313				
23440301008_	10019493	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1140				

HOLE NUMBER	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	SAMPLED BY (COMPANY)	EASTING	NORTING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	LITHOLOGY	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Pb PPM	Zn PPM	CU PPM
23440301008_	10019494	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		350				
23440301008_	10019495	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		2420				
23440301008_	10019496	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		604				
23440301008_	10019497	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		272				
23440301008_	10019498	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		406				
23440301008_	10019499	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		285				
23440301008_	10019501	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		259				
23440301008_	10019502	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		369				
23440301008_	10019503	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		401				
23440301008_	10019504	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		737				
23440301008_	10019506	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1300				
23440301008_	10019507	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		717				
23440301008_	10019508	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		416				
23440301008_	10019509	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		517				
23440301008_	10019510	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		350				
23440301008_	10019511	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		496				
23440301008_	10019512	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		616				
23440301008_	10019513	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		217				
23440301008_	10019514	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		125				
23440301008_	10019515	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		282				
23440301008_	10019516	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		253				
23440301008_	10019517	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		144				
23440301008_	10019518	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		656				
23440301008_	10019519	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		253				
23440301008_	10019520	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		277				
23440301008_	10019521	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		563				
23440301008_	10019522	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		1260				
23440301008_	10019523	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2	BX_P_EP_CC	Prop	Mod		237				
23440301008_	10019524	O	9/5/2007	B2 GOLD	423024	585140	1518	chan	2.05	BX_P_EP_CC	Prop	Mod		240				

Appendix 2A:

Qualified Person (QP) Data Verification Sample Descriptions and Results

MIRAFLORES QP SAMPLES

all samples WGS 84 datum Zone 18 N

SAMPLE	DATE	EASTING	NORTHING	DDH	INTERVAL	LENGTH	AREA	TYPE	Au (ppb-QP)	Au (ppb-SK)	Cu (ppm-QP)	Cu (ppm-SK)	DESCRIPTION
41722	Sept 23/07	low grade bulk sample		_	_	4.0m	tunnel	disc. chips	377	227	148.5	209	polylithic breccia - 10-15cm basalt clasts, SK # 2021918
41723	Sept 23/07	higher grade bulk sample		_	_	2.0m	tunnel	panel	216	329	115.5	73	dense polylithic breccia, clasts 10-30cm, abundant qtz calcite veins, vuggy, SK # 2021905?
41724	Sept 23/07	ore pile random sample		_	_	_	tunnel	random grab	156	_	104.5	_	heads from ore pile at mine mouth, mostly mylonite
41725	Sept 24/07	_	_	_	_	_	_	blank	5	_	3.1	_	
41726	Sept 24/07	_	_	_	_	_	_	standard	4740	_	192.5	_	STD #5 - 5394 ppb
41727	Sept 24/07	423054	585241	DDH 07	278-280m	2.0m	N. side	1/4 sawn core	512	815	147	_	polylithic breccia, vugs in quartz calcite veins - pyrite, sphalerit +\- galena, SK # 10019279
41728	Sept 24/07	423054	585241	DDH 07	320-322m	2.0m	N.side	1/4 sawn core	1580	9580	219	_	polylithic breccia with vuggy quartz-calcite veins, pyrite, sphalerite, galena, SK # 10019302
41729	Sept 24/07	_	_	_	_	_	_	standard	400	_	19.4	_	STD #57 - 413 ppb
41730	Sept 24/07	423107	585057	DDH 04	158-160m	2.0m	tunnel	1/4 sawn core	442	6000	125.5	_	polyithic breccia, quartz-calcite veins,vuggy,pyrite,sphalerite,minor galena, SK # 1006.772
41731	Sept 24/07	423107	585057	DDH 04	198-200m	2.3m	tunnel	1/4 sawn core	2350	3510	170.5	_	as above, also chalcopyrite and flecks of free gold SK # 1006.794

Appendix 2B:

QUALIFIED PERSON (QP)
Certificate of Analysis

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

CERTIFICATE LI07110271

Project: 40
P.O. No.: 2000933
This report is for 32 Pulp samples submitted to our lab in Lima, Peru on 3-OCT-2007.

The following have access to data associated with this certificate:
MONICA URIBE

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
LOG-24	Pulp Login - Rcd w/o Barcode

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Au-AA24	Au 50g FA AA finish	AAS
ME-MS61	48 element four acid ICP-MS	
Hg-CV41	Trace Hg - cold vapor/AAS	FIMS

To: SOCIEDAD KEDAHDA S.A.
ATTN: MONICA URIBE
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature: [signature]
Milder Mascaraqui, Laboratory Manager, Peru

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method / Analyte / Units / LOR	Au-AA24 Au ppb 5	Au-AA24 Au Check ppb 5	Au-AA24 Au Check ppb 5	ME-MS61 Ag ppm 0.01	ME-MS61 Cu ppm 0.2	ME-MS61 Pb ppm 0.5	ME-MS61 Zn ppm 2	ME-MS61 As ppm 0.2	ME-MS61 Sb ppm 0.05	ME-MS61 Mo ppm 0.05	ME-MS61 Bi ppm 0.01	ME-MS61 Ba ppm 10	Hg-CV41 Hg ppm 0.01	ME-MS61 Fe ppm 100	ME-MS61 Mn ppm 5
41701		107			0.82	219	8	46	<0.2	0.22	1.87	0.31	500	0.01	20800	441
41702		41			1.75	130.5	7.3	6	0.6	0.22	75	14.15	150	0.02	7200	78
41703		4260			3.43	183	19.4	45	0.3	0.18	0.42	4.24	490	0.01	15200	136
41704		668			0.52	43.1	11.7	32	0.7	0.39	0.18	0.55	410	0.01	13700	176
41705		415			0.77	158	7.1	16	0.2	0.15	9.29	4.8	410	0.01	20000	632
41706		3660			3.8	615	8.1	26	<0.2	0.15	0.51	8.98	530	0.01	21700	480
41707		2280			6.47	40.8	75.3	29	0.3	0.21	9.18	12.25	280	0.01	23000	529
41708		1860			3.72	153	13.3	34	<0.2	0.19	0.52	2.76	600	0.01	20000	471
41709		3090			2.47	183	15.1	27	<0.2	0.19	0.19	2.26	490	0.01	14200	561
41710		2740			2.03	119	24.5	24	<0.2	0.32	0.43	1.53	440	0.01	14100	397
41711		340			1.03	118.5	8.9	41	<0.2	0.21	0.17	1.84	360	0.01	19500	373
41712		357			0.62	166	7.8	44	<0.2	0.05	1.4	1.52	770	0.01	21200	454
41713		554			0.83	1560	9.6	132	9.6	0.4	5.13	0.03	1300	0.05	86300	931
41714		1190			0.54	1680	9.9	214	11.7	2.87	9.53	0.04	1410	0.26	86100	2010
41715		261			0.28	1800	29.2	182	17.1	3.95	5.35	0.15	210	0.06	90100	975
41716		983			2.23	1670	9.7	175	14.3	1.18	11.25	0.13	940	0.01	70800	1170
41717		2910			1.51	1780	13.9	332	39.9	5.02	37.6	0.33	650	0.05	119000	1710
41718		1040			2.93	1790	8.5	265	21.2	0.53	22.2	0.14	800	0.01	84400	1510
41719		808			1.39	729	6.4	295	20.5	1.83	3.28	0.03	830	0.02	98200	2050
41720		3390			2.61	4250	11.3	126	12.1	5.61	52.1	0.39	2340	0.06	49400	637
41721		871			1.49	951	11.4	246	14.8	2.41	25	0.25	1010	0.06	80600	1160
41722		377			1.75	148.5	371	996	42.2	16.1	0.58	0.4	220	0.03	64600	1900
41723		216			0.88	115.5	54.1	841	37.5	12.55	0.47	0.3	290	0.04	60000	1530
41724		156			0.63	104.5	47.9	619	37.3	10.85	0.36	0.25	250	0.04	70100	1650
41725		5	<5		0.55	3.1	6.4	7	0.9	0.28	1.33	0.04	690	0.02	1900	15
41726		4740	4950		6.06	192.5	208	12	65.6	6.02	14.4	12.65	560	0.25	34000	117
41727		512			1.52	147	276	452	32.6	15.25	0.74	1.2	1010	0.03	55400	1665
41728		1580			2.3	219	49.1	201	65.4	19.7	0.68	0.15	400	0.02	63900	2360
41729		400			0.05	19.4	4.5	38	0.9	0.07	1.32	1.33	90	<0.01	27900	450
41730		436	522	367	0.91	125.5	54	1430	24.9	9.25	0.46	0.54	400	0.02	61000	1490
41731		2350			2.95	170.5	325	1960	38.5	12.25	0.49	0.88	150	0.04	64200	1680
41730D		1100	763	692	1.13	132.5	60.5	1420	28.9	10.55	0.38	0.44	310	0.02	60500	1485

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Project: 40

Finalized Date: 7-OCT-2007
Account: SCDKDH

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61
	Analyte	Mg	Al	Be	Ca	Cd	Ce	Cs	Co	Cr	Ga	Ge	Hf	In	K	La
	Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
	LOR	100	100	0.05	100	0.02	0.01	0.05	0.1	1	0.05	0.05	0.1	0.005	100	0.5
41701		8300	94700	1.65	13200	0.15	24	0.55	7.6	19	21.2	0.06	0.3	0.025	17400	12.9
41702		400	6900	0.22	200	<0.02	2.4	0.16	0.7	13	1.8	<0.05	0.1	0.031	5700	1.3
41703		4500	80500	0.96	3900	2.38	20.7	0.47	4.3	11	17.3	0.07	0.2	0.068	46500	9.6
41704		5200	82900	1.49	5200	0.13	19.65	0.5	3.7	12	18.45	<0.05	0.3	0.028	31800	9.4
41705		5800	87800	2.01	27900	0.12	18.3	0.71	5.2	14	20.8	0.05	0.3	0.075	42800	8
41706		6800	87500	1.22	23800	0.22	20.6	0.58	7.2	11	23.1	0.06	0.2	0.134	40800	8.8
41707		4800	63500	0.92	22700	0.31	13.5	0.39	4.9	16	14.05	<0.05	0.2	0.039	15400	6.3
41708		6600	82100	1.19	18600	0.11	15.5	0.46	5.8	18	20.7	0.06	0.3	0.062	33800	7.1
41709		4400	81600	1.38	16600	0.46	21.3	0.52	4	11	18.7	0.05	0.2	0.041	40400	9.9
41710		4500	86200	1.7	17500	0.12	20.1	0.5	4.2	11	17.4	<0.05	0.3	0.024	34200	9.3
41711		6800	90600	1.33	24600	0.1	22.2	0.5	6.2	14	20.3	<0.05	0.2	0.034	17600	9.6
41712		8400	89900	1.37	27500	0.09	34.9	0.62	6.1	20	21.1	0.07	0.3	0.049	19300	17.7
41713		9000	98800	0.86	24200	0.24	22.1	1.61	18.1	4	21.5	0.14	0.6	0.077	27300	10.1
41714		13000	104000	0.87	1800	0.18	14	1.06	25.9	6	25.4	0.09	0.6	0.168	39100	5.6
41715		1100	122000	0.95	200	0.16	15.8	5.21	29.6	<1	24.6	0.08	0.4	0.221	8500	7.4
41716		13100	92400	1.23	32800	0.54	31.9	0.81	15.9	4	21.7	0.13	0.4	0.165	28200	16.9
41717		6700	100000	0.69	9400	0.22	16.05	1.4	26.6	36	22.5	0.15	0.6	0.377	15600	10.3
41718		10800	92900	0.53	51000	1.11	8.34	0.52	25.8	16	19.05	0.09	0.4	0.283	27500	3.7
41719		12800	104000	0.82	43300	2.01	9.67	0.83	34.3	28	20.9	0.11	0.3	0.138	9700	4.1
41720		6700	78200	1.24	13000	0.81	26.8	1.96	9.2	6	17	0.13	0.3	0.227	33900	23.8
41721		11200	95300	1.01	23400	0.69	24.1	1.4	17	6	20.1	0.1	0.6	0.358	26300	12.5
41722		39900	69800	0.26	83200	11.8	6.27	1.28	35.4	194	12.5	0.06	1	0.05	9700	2.6
41723		37600	68700	0.26	68200	9.54	6.89	6.96	34.6	199	12.9	0.06	1	0.052	7600	2.9
41724		44700	78600	0.25	76100	7.64	7.47	2.6	42.5	220	14.4	0.08	1.2	0.058	10700	3
41725		700	14300	0.66	400	0.06	39.2	0.79	0.2	27	4	<0.05	0.6	0.008	2000	20.2
41726		<100	10100	0.18	100	0.13	6.86	0.14	29.1	591	9.41	0.05	4.6	0.071	3400	6.3
41727		36800	69900	1.03	59100	4.84	15.45	0.97	32.6	173	14.7	0.08	1.3	0.054	12800	7.3
41728		42500	67300	0.26	63500	0.91	5.78	1.56	38.2	196	11.15	0.09	0.9	0.044	11300	2.2
41729		15300	88700	1.81	18500	0.05	23.7	15.8	18.6	52	20.1	0.07	2.2	0.022	15800	11.1
41730		43500	63300	0.36	64600	16	6.98	1.03	34	180	10.6	0.09	0.8	0.042	4400	3.1
41731		45500	66900	0.26	71100	22.8	5.99	1.42	39.2	208	11.9	0.06	0.8	0.049	3100	2.4
41730D		42400	62200	0.43	64500	17.65	7.92	1.16	37.2	177	12.05	0.08	0.9	0.05	4300	3.6

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61
	Analyte	Li	Na	Nb	Ni	P	Rb	Re	S	Se	Sn	Sr	Ta	Te	Th	Ti
	Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
	LOR	0.2	100	0.1	0.2	10	0.1	0.002	100	1	0.2	0.2	0.05	0.05	0.2	50
41701		12.6	35000	2.1	6.8	640	54.3	<0.002	100	1	0.6	501	0.07	0.08	1.1	2340
41702		1.8	1200	0.7	2.5	60	14.6	<0.002	600	1	0.4	24.8	<0.05	0.98	0.2	150
41703		6.4	13400	1.8	3.9	410	106	<0.002	13400	1	0.4	190.5	0.08	0.64	1.6	1410
41704		7.8	21800	2.3	3.3	410	85	<0.002	5000	1	1	206	0.12	0.11	1.5	1490
41705		8.1	25500	1.8	14.7	570	101	0.004	18800	1	3.1	257	0.06	0.63	1.6	1670
41706		10.2	16200	2.5	8.5	630	109.5	<0.002	16900	1	1.7	316	0.1	0.83	1.5	2110
41707		9.9	23500	1.5	3.7	330	40.3	<0.002	15900	1	0.4	360	<0.05	0.76	0.8	1190
41708		10.4	20900	4.7	5.2	570	77.8	<0.002	14800	1	0.7	281	0.27	0.39	1.5	1880
41709		6.5	16300	1.9	3.1	380	95	<0.002	9400	1	0.5	212	0.07	0.41	1.6	1300
41710		5.9	22600	1.9	3.8	420	88.3	<0.002	10400	1	0.6	184.5	0.09	0.28	1.6	1320
41711		12.5	35600	2.4	5.1	600	42.3	<0.002	4700	1	0.6	485	0.09	0.16	1.4	2010
41712		12.1	31500	3.6	6.6	640	49.1	<0.002	4400	1	0.7	556	0.18	0.19	2.8	2310
41713		9.5	24400	6.1	4.4	2460	68	0.011	500	2	1.2	306	0.29	0.06	1.4	5780
41714		22.2	3300	8.4	6.7	1670	70.5	0.004	200	2	2.9	126	0.45	0.07	1.5	5640
41715		14.7	200	4.9	5.8	1080	33.8	0.003	200	1	2.5	15.3	0.25	0.89	1.4	6570
41716		8.5	18900	7.6	6.7	1330	66.8	0.033	400	2	1.2	414	0.4	0.2	3	5390
41717		11.2	4500	3.4	17.1	1010	39.2	0.007	200	2	1.8	143	0.15	0.57	0.9	5230
41718		5.6	23100	2.2	9.5	870	49.8	0.058	2900	2	1.5	571	0.09	0.4	0.5	4090
41719		12.8	14200	2.5	17.7	1060	13.8	0.008	1100	2	2	441	0.12	0.14	0.7	5100
41720		9.4	14700	6.7	5.4	840	92.5	0.479	2400	3	2.6	424	0.41	0.32	3.6	2880
41721		7.6	23300	4.9	5.6	1390	58.1	0.058	300	2	1.7	488	0.25	0.29	2.1	4230
41722		24.1	7100	2.8	101	290	47	0.002	11200	2	0.3	134.5	0.12	0.57	0.2	4520
41723		23.3	8100	2.8	99.8	330	37.7	0.002	5300	2	0.3	141	0.13	0.27	0.3	4550
41724		23.3	6900	3.1	120.5	360	48.3	0.002	10500	2	0.3	152.5	0.15	0.16	0.3	5310
41725		8.3	400	2.7	1.2	680	15	<0.002	<100	1	0.4	101.5	0.15	<0.05	3.5	500
41726		0.8	200	14.3	404	180	0.7	<0.002	35000	5	6.7	138	1.2	6.3	5.9	2300
41727		20.2	11400	3.7	111.5	600	45.7	0.004	6500	1	0.7	446	0.25	0.38	2.3	3760
41728		27.6	6600	2.5	108	270	48.1	0.003	13500	1	0.4	132.5	0.17	0.43	0.2	4340
41729		4.4	54600	15.6	59.1	1050	397	<0.002	100	1	1.1	282	1.15	<0.05	2.8	4630
41730		14.5	9600	2.3	136.5	320	14.2	0.002	6900	1	0.4	188.5	0.14	0.34	0.6	3790
41731		17.2	8600	2.5	135	240	13.5	0.002	7100	2	0.4	105	0.15	1.05	0.2	4170
41730D		16.8	9500	2.6	138	300	15.2	0.002	6700	1	0.5	189.5	0.16	0.38	0.7	3770

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method / Analyte / Units / LOR	ME-MS61 Tl ppm 0.02	ME-MS61 U ppm 0.1	ME-MS61 V ppm 1	ME-MS61 W ppm 0.1	ME-MS61 Y ppm 0.1	ME-MS61 Zr ppm 0.5
41701		0.37	0.8	62	6.7	8	2.9
41702		0.1	0.2	7	6	0.6	0.9
41703		0.64	0.7	35	12.5	4.2	2.1
41704		0.47	0.8	36	9.9	3.6	3.1
41705		0.63	0.9	54	490	4.3	3.6
41706		0.61	0.9	83	13.4	5.8	3.1
41707		0.26	0.9	27	7.1	3.5	4
41708		0.43	1.7	48	17.6	4.8	6.3
41709		0.53	0.8	31	10.5	3.5	2.4
41710		0.47	0.7	30	10.1	3.7	2.8
41711		0.27	0.7	49	4	5.5	2.7
41712		0.31	1	54	5.5	6.6	3.4
41713		0.18	0.4	176	1.1	24.3	12.1
41714		0.36	0.4	203	3	5.9	12.2
41715		0.25	0.4	276	3.6	4.2	6.9
41716		0.33	0.7	189	1.3	23.6	7.4
41717		0.51	0.4	302	1.8	17.9	9.8
41718		0.37	0.2	259	1.4	11.9	6.2
41719		0.31	0.3	323	0.8	12.3	6.4
41720		0.72	0.9	83	1.2	28.6	5.9
41721		0.49	0.7	164	1.6	20.8	8.4
41722		0.76	0.1	247	0.8	14.4	26.2
41723		0.61	0.1	246	1.1	14.6	27.6
41724		0.87	0.1	282	2.1	16.1	29.1
41725		0.11	3.5	49	0.3	14.1	16.4
41726		1.96	7.5	15	2.3	7.2	153.5
41727		0.68	2	199	0.9	13.7	33.3
41728		1.01	0.2	237	1.2	13.2	21.2
41729		3.92	1.4	57	0.3	6.2	60.5
41730		0.3	0.5	212	0.8	11.2	20.5
41731		0.33	0.1	231	2	13.5	22.2
41730D		0.26	0.5	213	0.9	12.5	21.9

Comments: REE's may not be totally soluble in MS61 method.

9

SUMMARY REPORT ON THE

GRAMALOTE PROPERTY

Department of Antioquia, Colombia

Mineral Exploitation / Exploration Licenses and Concession Contracts

Approximate Geographic Coordinates
UTM Zone 18 Northern Hemisphere
509,180 East - 720,330 North
(6°31' N, 74°55' W)

Prepared for

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC
V7X 1J1

By
John Gorham, P.Geol.
Dahrouge Geological Consulting Ltd.
18, 10509 - 81 Ave
Edmonton, Alberta T6E 1X7

October 22, 2007

TABLE OF CONTENTS

Page

LIST OF TABLES

LIST OF ILLUSTRATIONS

LIST OF APPENDICES

1. SUMMARY

The Gramalote property consists of 27,112.08 hectares of exploration and exploitation licenses and concession contracts and applications located in the Republic of Colombia, South America. In July, 2005, Sociedad Kedahda S.A., a 100% owned subsidiary of South African-based AngloGold Ashanti Ltd. entered into an option agreement with the Colombian-based Grupo Nus to earn a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures and presenting a Feasibility Study on or before July, 2010. In August, 2007, Vancouver-based B2Gold Corp. purchased the option agreement including the remaining 25% interest in the Gramalote Property, from the Grupo Nus. According to the option agreement, B2Gold Corp. will have a carried 25% interest in the Gramalote property until AngloGold Ashanti Ltd. presents the Feasibility Study at Gramalote. Between late 2003 and June 30, 2007, AngloGold Ashanti has spent *ca.* US$ 4.4 million on exploration and development throughout the Gramalote property. This report was completed at the request of B2Gold Corp., in order to comply with the standards set out in National Instrument 43-101 for the Canadian Securities Administration.

The Gramalote block of concession contracts and exploration and exploitation licenses form a polygon centered at UTM Zone 18 Northern Hemisphere, 509,180 East, 720,330 North, or alternatively *ca.* 6°31' N longitude and 74°55' W latitude. Geographically, the mineral tenement is located within the Municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia, some 230 kilometres NW of the Colombian capital of Bogota or alternatively, some 80 kilometres to the NE of Medellin.

Artisanal gold mining within the Gramalote property dates from at least the early Spanish Colonial period (16th century), and continuous exploitation at and around Gramalote Ridge dates from the late 19th century. Reconnaissance prospecting initiated in 1995 by Toronto-based Metallica Resources Inc. identified the large-tonnage potentially bulk-mineable potential of Gramalote Ridge area. Subsequent exploration managed by AngloGold Ashanti Ltd. since 2003 has confirmed this potential and identified additional satellite, outlying and regional gold anomalies in the area surrounding the Gramalote Ridge mineral system.

The Gramalote project is located along the southern margin of the topographic depression formed by the Nus River valley, major WNW-trending structural depression within the Antioquian plateau of Colombia's Central Cordillera. Topography is relatively subdued although

locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level. Geologically, the property is located within the Cajamarca-Valdivia terrane in the northern portion of Colombia's physiographic Central Cordillera. The terrane is comprised of two principle components; 1) a polydeformed metamorphic basement complex of Paleozoic age containing lower-middle greenschist to lower amphibolite grade meta-sedimentary rocks including meta-pelite, muscovite schist, graphitic schist, graphitic quartzite, marble, and oceanic volcanic\intrusive rocks of ophiolitic affinity, and 2) the Antioquian batholith, a multi-phase, calc-alkaline, I-type intrusive complex of generally tonalitic but locally dioritic and granodioritic composition, exposed over an area exceeding 8,500 square kilometres. The batholith is holocrystalline, medium to coarse grained phaneritic and dominated by plagioclase and quartz +\- potassium feldspar, and up to 20% mafic phases (biotite-rich to hornblende-dominant). The main tonalitic intrusive(s) are cut by various generations of centimetre- to metre-scale dykes and plugs, including porphyritic diorite and quartz diorite, aplite and simple quartz-K-feldspar +\- muscovite and biotite pegmatite. Radiometric age dates for the main batholith range from *ca.* 90 through 60 Ma, clustering around 70 Ma.

Regional- and property-scale mapping of the Gramalote property indicate its known mineral systems are located between two WNW-trending structures which transect the Antioquian batholith, including the Nus River lineament and the El Socorro lineament. Structural analysis suggests that these lineaments accommodate sinistral-oblique, *ca.* northeast-verging shear. The Antioquian batholith appears free of penetrative plastic or pseudo-plastic deformation. Evidence of tectonic reactivation in the semi-brittle and brittle regime is widespread, especially in the Gramalote district, reflected in systems of discrete syn-tectonic faults \ fractures, slickenside development and vein array formation. Tensional dilation is reflected at Gramalote Ridge in the formation of thousands of individual centimetre-scale veinlets with hydrothermal infillings.

Based upon field and geochemical observations and upon criteria presented by various geoscientists, mineralization throughout the Gramalote district is considered to be of the "Intrusion-Related" type (Sillitoe, 1991; Hart, 2005). Exploration completed by AngloGold Ashanti Ltd. from 2003 to present, has identified three target types in distinct areas within the Gramalote property. These include 1) an advanced phase target presently undergoing pre-feasibility stage infill drilling at Gramalote Ridge and immediately surrounding area, 2) at least five additional pre-drill phase outlying targets located within a four to five kilometre radius of

Gramalote Ridge, and 3) various grassroots-phase rock and stream sediment sample anomalies contained within the 175 square kilometre area-of interest defined by the B2Gold Corp. – AngloGold Ashanti Ltd. joint venture agreement.

At Gramalote Ridge, pre-drilling mapping and rock sampling defined an *ca.* one square kilometre zone of semi-contiguous, structurally-related \ controlled gold mineralization, coincident with various historic artisanal exploitation sites, including Gramalote, El Retiro, El Mango and El Barzal. Gold mineralization is contained within structurally-controlled corridors, shear zones, sheeted and conjugate vein arrays and coincident alteration halos. Two main stages of auriferous vein and veinlet development are observed: the first with K-feldspar alteration selvages and the second with muscovite selvages. Quartz, pyrite, chalcopyrite, +\- molybdenite, tellurides and calcite are the principle vein-filling minerals. Gold occurs as native grains commonly intergrown with chalcopyrite and telluride minerals. Zones of alteration and sheeted fracturing contain potentially economic composite gold grades, separated by zones of fresh (barren, unmineralized, unaltered) intrusive rock.

To the end of June, 2007, AngloGold Ashanti Ltd. has completed two rounds of HQ-NQ-BQ diamond core drilling at Gramalote Ridge, totalling 11,106 metres in 38 holes. Results confirm the structurally-contained nature to mineralization, revealing numerous ten to hundred-plus metre corridors of mineralization returning plus-ppm gold values, intercalated with intervals of low grade to barren material. Intersections including 380 metres @ 1.06 ppm Au (hole 19), 172 metres @ 2.68 ppm Au (hole 27) and 322 metres @ 0.91 ppm Au (hole 34), all suggest potential bulk mineable grade continuity over significant (100 metre-plus) widths. Narrower corridors however are more typical of mineralization at Gramalote Ridge. For example, hole 12 contained four discrete intervals along its 256 metre length including; 10 metres @ 2.5 ppm Au, 32 metres @ 3.12 ppm Au, 16 metres @ 1.09 ppm Au and 48 metres @ 0.63 ppm Au. In addition to the diamond drilling AngloGold Ashanti Ltd. has completed topographic surveying and a 240 metre long, by two-by-two metre cross section tunnel into Gramalote Ridge, which has been mapped and bulk sampled for metallurgical purposes.

With respect to Gramalote Ridge and immediate surroundings, AngloGold Ashanti Ltds' surface exploration and drilling programs have successfully outlined a significant gold system centered about Gramalote Ridge. Resource definition infill drilling, metallurgical testing and preliminary block modeling and resource calculations, all managed by AngloGold Ashanti Ltd., are presently

underway. The results of these studies and their pending publication are beyond the control of B2Gold Corp. and can only be made available to the public upon the review, approval and full authorization of AngloGold Ashanti Ltd. It is expected that this information will be forthcoming in early first quarter 2008, or beforehand.

With respect to the outlying targets, exploration is at an incipient stage. Initial indications however suggest that various targets, including La Concha, La Trinidad, El Limon, Cristales and La Malasia among others, form regional extensions to the Gramalote Ridge structural and alteration model, and could develop into significant satellite targets or stand-alone targets in their own right. Three reconnaissance holes have been completed by AngloGold Ashanti Ltd. at Cristales, returning sub-ppm grades but encouraging results. Based upon rock and grid-based soil sampling completed to date, and their proximity to Gramalote Ridge, all outlying targets are considered ready for scout-style diamond drilling programs. With respect to the additional rock and stream sediment sample anomalies elsewhere in the Gramalote property, follow-up work including prospecting and soil sampling is required for better target definition.

The style of mineralization observed within the Gramalote property, the nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that the Gramalote property is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, it is concluded that numerous additional gold anomalies exist within the AngloGold Ashanti Ltd. – B2Gold Corp.'s Gramalote property Area of Interest, which deserve additional definition via prospecting and grid-based rock and soil sampling.

Gramalote is a property of merit. AngloGold Ashanti Ltds' exploration results to date justify B2Gold Corps' entrance and continued participation in all phases of exploration throughout the Gramalote Property. AngloGold Ashanti Ltd. has presented a business plan and time line for the pre-feasibility period which includes US$ 9.0 M in expenditures at Gramalote Ridge and surroundings. Infill and satellite drilling, metallurgical testing, geotechnical studies, resource modeling and surface tenement and access rights will be the primary focus of these expenditures. B2Gold Corp. will have a 25% carried interest in the Gramalote property throughout this exploration period.

2. INTRODUCTION AND TERMS OF REFERENCE

2.1 TERMS OF REFERENCE

This technical report on the Gramalote Property was prepared at the request of Stephen Jensen of B2Gold Corp. It is intended to provide an assessment of the economic potential of the Gramalote Property through a description of its geologic characteristics and prior exploration results. This report was completed to comply with the standards set out in National Instrument 43-101 of the Canadian Securities Administrators.

Dahrouge Geological Consulting Ltd (Dahrouge) were engaged as consultants to complete an independent technical report on behalf of B2 Gold Corp. The author visited the property on September 19 and 20, 2007, and is a qualified person under National Instrument 43-101.

2.2 SOURCES OF INFORMATION AND RELIANCE ON OTHER EXPERTS

This technical report is based upon published and unpublished data, primarily from geological reports as described in the sections herein entitled History and References. Some of these reports were written prior to the implementation of the standards relating to National Instrument 43-101. Additional information was obtained by the author during a field visit to the property.

The author relied upon mineral tenure representations by B2Gold Corp. and by its Colombian affiliates and joint venture partners AngloGold Ashanti Ltd. and Grupo Nus, who attest to the validity of the mineral exploitation and exploration licenses and concession contracts and applications. In addition, representations were made by B2Gold Corp., AngloGold Ashanti Ltd. and its Colombian affiliates, and Grupo Nus concerning the validity and good standing of the joint ventures agreement between these various entities (see 3.2 Mineral Tenure, below).

3. GEOGRAPHIC SETTING

3.1 PROPERTY LOCATION AND DESCRIPTION

The Gramalote property consists of a block of 15 contiguous concession applications and contracts, and mineral exploitation and exploration licenses granted by the Colombian Ministry of Mines to various mineral title holders (see 3.2 Mineral Tenure, below), presently unified under joint venture agreements between AngloGold Ashanti Ltd., B2Gold Corp. and the Grupo Nus. The mineral contract forms a polygon containing and including various historic to modern-day artisanal gold workings which are centered, utilizing the WGS-84 datum, at UTM Zone 18

Northern Hemisphere, 509,180 East, 720,330 North, or alternatively *ca.* 6°31' N longitude and 74°55' W latitude. Geographically, the mineral tenement is located within the Municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia, some 230 kilometres NW of the Colombian capital of Bogota or alternatively, some 80 kilometres to the NE of Medellin, the regional capital of the Department of Antioquia (FIGURE 3.1).


LOCATION
OF THE
GRAMALOLTE PROPERTY
COLOMBIA
GRAMALOTE PROPERTY
CARIBBEAN SEA
BARRANQUILLA
CARTAGENA
PANAMA
VENEZUELA
PROVIDENCIA
MEDELLIN
MAGDALENA RIVER
PACIFIC
OCEAN
BOGOTA
WESTERN CORDILLERA
CENTRAL CORDILLERA
EASTERN CORDILLERA
ECUADOR
BRAZIL
PERU
Colombia
South America
0
250 KM
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE

FIGURE 3.1: Location of the Gramalote Property, Colombia

3.2 MINERAL TENURE

The Gramalote project area is covered by 15 contiguous claim blocks totalling 27,112.08 hectares. The claim blocks presently include one (1) valid exploitation license totalling 51.23 hectares, one (1) valid exploration license totalling 2,292.76 hectares, seven (7) registered concession contracts totalling 6,957.09 hectares, two (2) non-registered concession contracts totalling 2,918.62 hectares, one (1) granted "Free Area" concession application totalling 9,206.82 hectares and three (3) concession applications totalling 5,685.56 hectares. The claims are registered, or are in the process to be registered in the name of the Gramalote Colombia Limited ("Gramalote Branch"), the Colombian branch of Gramalote BVI that has been formed to hold each of the Gramalote mineral claims.

The entire area of the claim blocks is located within a 17,500 hectare Area of Interest, which defines the Gramalote property project area for the purposes of a presently existing joint venture agreement between AngloGold Ashanti Ltd. (Sociedad Kedahda S.A.) and Grupo Nus, and Grupo Nus and B2Gold Corp. Location and details regarding the areas under contract and application and the JV Area of Interest are shown in FIGURE 3.2 and outlined in TABLE 3.1.

TABLE 3.1: DETAILS OF MINERAL TENEMENT, GRAMALOTE PROPERTY, COLOMBIA

MINERAL APPLICATION \ CLAIM NUMBER	TITLE STATUS	SIZE HECTARES	REGISTERED TITLE HOLDER
2042	EXPLOITATION LICENCE	51.23	LOS CORDOBA
4894	EXPLORATION LICENSE	2,292.76	GRAMALOTE COLOMBIA LIMITED
5917	CONCESSION CONTRACT	1,962.81	GRAMALOTE COLOMBIA LIMITED)
6032	CONCESSION CONTRACT	2,246.13	EL ARROYO S.A.
6054	CONCESSION CONTRACT	752.16	GRAMALOTE COLOMBIA LIMITED
6263	CONCESSION CONTRACT	127.52	GRAMALOTE COLOMBIA LIMITED
7153	CONCESSION CONTRACT	1,065.88	SOCIEDAD KEDAHDA S.A.
14292	EXPLOITATION LICENCE	56.75	EL ARROYO S.A.
7153B	CONCESSION CONTRACT	745.84	SOCIEDAD KEDAHDA S.A.
6185	CONCESSION CONTRACT	2,168.42	SOCIEDAD KEDAHDA S.A.
6185B	CONCESSION CONTRACT	750.20	SOCIEDAD KEDAHDA S.A.
6190	FREE AREA GRANTED	9,206.82	SOCIEDAD KEDAHDA S.A.
ICQ-080062X	CONCESSION APPLICATION	826.81	SOCIEDAD KEDAHDA S.A.
ICQ-080556X	CONCESSION APPLICATION	4,485.31	SOCIEDAD KEDAHDA S.A.
IFC-08111	CONCESSION APPLICATION	373.44	SOCIEDAD KEDAHDA S.A.


GRAMALOTE PROPERTY
CLAIM MAP
0
4 KM
N
AGA - B2 GOLD CORP. AREA OF INTEREST
61858
71538
4894
6263
6054
14292
5917
ICQ-08556X
6032
4894
7153
6185
4894
6190
ICQ-08062X
AGA - B2 GOLD CORP. AREA OF INTEREST
4894 REGISTERED CONTRACT
6185 UN-REGISTERED CONTRACT
2042 EXPLOITATION LICENSE
O MINERALIZED ZONES RELATIVE TO CLAIM BOUNDARIES
GRAMALOTE RIDGE, RETIRO, MANGO, TORRES, CASCADA
ICQ- APPLICATION ACCEPTED
6190 FREE AREA GRANTED
THIRD-PARTY TENEMENT
2 EL BARZAL
LA TRINIDAD
LA MARIA
CRISTALES
LA CONCHA
LA MALASIA
5 EL LIMON
PROVIDENCIA TOWN
WGS-84 DATUM, UTM COORDINATES ZONE 18, NORTHERN HEMISPHERE

FIGURE 3.2: Gramalote Property Claim Map

The location of all known mineralised zones relative to the outside perimeters of the various exploitation and exploration licenses and concession contracts and applications which comprise the Gramalote property are shown in Figure 3.2.

Exploitation licenses 2042 and 14292 are in the process to be registered in the name of Gramalote Colombia Limited. Exploration license 4894 and concession contracts 5917, 6054 and 6263 are registered in the name of Gramalote Colombia Limited in the Mining Registry. Concession contracts 6032, 7153 and 7153B are registered and are in the process to be transferred to the name of Gramalote Colombia Limited. Concession contracts 6185 and 6185B are in the process to be registered. As defined by Colombian mining law, a concession contract consists of exploration and exploitation terms. The exploration term, once the contract is registered, is three years and renewable for an additional two years and afterwards can be

converted to an exploitation term. The total period for the concession contract (exploration and exploitation) is 30 years and can be renewed for 30 years more. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

Concession application 6190 has received clearance from the Technical Study and has been declared to be a "Free Area" available to Sociedad Kedahda S.A. for contracting purposes by the Antioquia Delegation and is presently in the contract writing process. Thus its elevation to contract status in favour of AngloGold Ashanti Ltd. - B2Gold Corp. is relatively assured

Mineral applications ICQ-080062X, IFC-08111, ICQ-080556X are awaiting "free area" response from the Colombian Ministry of Mines, and their elevation to contract status cannot presently be guaranteed. Based upon evaluation of the application areas ICQ-080062X, IFC-08111, no obvious reasons why the areas will not be granted to the applicant are apparent (for example, presence of previous third-party applications, location within municipal centres, the presence of parks or state reserves *etc.*) are apparent. Application ICQ-080556X covers a presently cancelled third-party claim and granting, if and when it proceeds, must await final annulment of the previous claim. The time period for annulment and re-granting in favour of Sociedad Kedahda S.A. is presently undefined.

The tenement information outlined in TABLE 3.1 is confirmed as of October 15, 2007. Claim status as presented herein however, may evolve as applications are approved or as contracts are signed by the Colombian government. Updated tenement may be verified online *via* the Colombian government's mineral tenement website at: www.ingeominas.gov.co. This website is in Spanish. The procedure for mineral title verification is as follows;

- Go to the homepage: www.ingeominas.gov.co
- Go to: "Nuevo CMC", located on the upper left of the homepage
- Go to: "Consultas de Expediente"
- Under "Clasificacion" enter "Titulo" or "Solicitud"
- Enter number from Mineral Application / Claim Number in TABLE 3.1, where solicited in "Codigo de Expediente"
- Press "Buscar" (Search) at bottom of page.
- In the case that "Titulo" does not produce a positive result, repeat search using "Solicitud" and *visa versa. Changes in Titulo vs. Solicitud* will reflect evolving claim status.

According the business history and present joint venture arrangement, in July, 2005, Sociedad Kedahda S.A., a 100% owned subsidiary of South African-based AngloGold Ashanti Ltd. entered into an option agreement with the Colombian-based Grupo Nus to earn a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures and presenting a Feasibility Study on or before July, 2010. In August, 2007, Vancouver-based B2Gold Corp. purchased, for a combination of cash payments, share considerations and payments based upon ounces of gold in the proven and probable reserve categories, the rights to the Grupo Nus option agreement including the remaining 25% interest in the Gramalote property, from the Grupo Nus. According to the AngloGold Ashanti Ltd. – Grupo Nus option agreement, B2Gold Corp., replacing the Grupo Nus as the contractual optionee, will enjoy a carried interest in all exploration and development in the Gramalote property until AngloGold Ashanti Ltd. presents the Feasibility Study at Gramalote.

The Gramalote property has been subject to ongoing artisanal mineral production. To the knowledge of the Company and the author, there are no pending or outstanding environmental liabilities related exploitation within the present joint venture area. The proposed exploration program (section 18 Recommendations, below), includes diamond drilling, and therefore requires the approval of the Colombian regional environmental authority. At the time of writing of this report, drilling was actively ongoing at Gramalote and drilling approval was in good standing.

To the knowledge of the author, the claims have not been legally surveyed.

3.3 ACCESS, INFRASTRUCTURE AND LOCAL RESOURCES

The Gramalote project is situated along the valley of the Nus River, 1.5 kilometres southwest of the village of Providencia, Antioquia. The Nus River valley is an historic to modern-day infrastructure corridor connecting the city of Medellin and the central portion of the Antioquia Department to the Magdalena River. Providencia is essentially an historic railway station and mining supply centre, administered by the Municipality of San Roque, located some 12 kilometres to the SW of Gramalote (FIGURE 3.3). Infrastructure surrounding the Gramalote project is excellent. Direct, paved highway access is accomplished from the Colombia capital of Bogota, as well as from the city of Medellin. Aside from the highway, an historic freight/passenger railway line (presently inactive) and high tension electricity pass within one

kilometre of the project area. The paved highway and railway continue to Puerto Berrio located on the Magdalena River some 55 kilometres to the east. Puerto Berrio provides direct fluvial access to a major open ocean port on the Caribbean coast at Barranquilla (FIGURE 3.1).


415,000
565,000
RIVER
RIVER
PROVIDENCIA
CISNEROS
SAN ROQUE
PUERTO BERRIO
718,000
CAUCA
MEDELLIN
INTERNATIONAL AIRPORT
628,000
LA DORADA
HONDA
MAGDALENA
INTERNATIONAL AIRPORT
BOGOTA
ACCESS GRAMALOTE PROPERTY COLOMBIA
GRAMALOTE PROPERTY
MEDELLIN CITY
SAN ROQUE TOWN
PAVED ROAD
ACCESS HIGHWAY
N
0
100 KM
UTM ZONE 18, COORDINATES IN WGS-84 DATUM

FIGURE 3.3: Location and Access, Gramalote Property, Colombia.

The Gramalote area is additionally surrounded by gravel roads which connect a dense small town rural and farm population to the Nus Valley infrastructure, the Magdalena River to the east and to Medellin to the west. Regionally, central Antioquia Department is a hub for the generation of large-scale hydro-electricity. A 2.5 megawatt hydroelectric plant is presently generating electricity within the Gramalote property. Water resources are abundant throughout the region.

Access to the Gramalote property is easily achieved overland. The project is located about 110 paved road-kilometres (three hours) WNW of Medellin (metropolitan population exceeding two

million people). Based upon a Colombian entry point at the nation's capital in Bogota, access to the Gramalote project may be achieved along the following routes:

- By commercial jet aircraft service from Bogota to Medellin (a one hour flight, numerous flights are available daily).
- Travelling overland along well maintained paved highways from Medellin, via the town of Cisneros, to the town of Providencia (approximately three hours, depending upon traffic conditions).
- Alternatively, one could travel overland directly from Bogota, via the route Bogota – Honda – Puerto Berrio – Providencia, which, depending upon traffic conditions requires approximately eight hours of paved highway travel.

Economically, the Nus River valley and central Antioquia in general, may be characterised as rustic and rural, progressive and stable. Agricultural activities dominated cattle ranching and by sugar cane, raw sugar (*panela*) and tropical fruit production are the principle sources income. Small-scale, artisanal gold mining, from both alluvial and hard-rock sources, is important throughout the Nus Valley region.

Sociedad Kedahda S.A. has secured surface access agreements with property owners in the area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.

Labour is readily available at the project site. Local labour is not trained in modern exploration and mining techniques, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development, including diamond drills, can be acquired\contracted out of Medellin. Some heavy equipment can be contracted out of Cisneros, San Roque, San Jose del Nus or Puerto Berrio.

3.4 PHYSIOGRAPHY AND CLIMATE

The Gramalote project is located along the southern margin of the topographic depression formed by the Nus River valley, itself forming a major WNW-trending structural depression within the generally planar south- and east-sloping Antioquian plateau (altiplano) of Colombia's Central Cordillera (see FIGURES 3.1, 4.1 and 5.2). The Nus River carries waters from the

central region of the Antioquian plateau into the Magdalena basin to the east. Topography along the Nus valley is relatively subdued although locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level, while general elevations over the Antioquian plateau are generally between 2,300 and 2,500 metres above sea level.

Climate at Gramalote is accordingly mildly tropical with daytime temperatures throughout the year averaging about 24°C. The region (with the exception of areas of historic artisanal mining activities) is covered in grass pasture and cropland with limited, isolated extensions of natural vegetation, dominated by lush, low-growth Andean forest, mostly preserved along the courses and headwaters of the drainages. Natural outcrop is observed over less than 2% of the surface area, and is only locally present within incised drainages. Tropically weathered latosol profiles are ubiquitous, averaging five to ten metres thick in undisturbed areas. Yearly rainfall averages about 200 centimetres and falls mostly during punctuated rainy seasons extending from March – May and from September – December.

4. HISTORY

The history of artisanal gold exploitation through modern-day gold exploration in the Gramalote district may be considered in terms of three phases; 1) Spanish Period through 1994, 2) Modern-day discovery, 1995-2003; and 3) Detailed Evaluation, 2004-Present. Phases 1 and 2 will be reviewed under this present History section. This historical information is considered important in order to place the project into the correct chronological context; however the data and general information presented is not considered to be NI 43-101 compliant. In turn, Phase 3, initiated by the detailed evaluation of the property by Sociedad Kedahda S.A. (AngloGold Ashanti Ltd.), is considered to be compliant with respect to NI 43-101 and will be reviewed in sections 8 (Gramalote Exploration and Results, 2003-2007) and section 9 (Diamond Drilling at Gramalote).

4.1 Spanish Colonial Period through 1994

The discovery of gold at Gramalote and along the Nus River drainage in general is not well documented, but most likely dates from Pre-Colombian times (Restrepo, 1883). Ephemeral Colonial Period gold production from numerous placer deposits along the Nus Valley is recorded in Colonial literature from *ca.* 1562 (West, 1972), however accurate production records

have not been located by the present author. Post-Colonial gold exploitation has been ongoing at and around Gramalote since the mid to late 1870's. Production from the region was generally dominated by alluvial and hydraulic techniques, and by the early 1900's many recorded operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon (FIGURE 4.1). According to late 19th century mineral titles reviewed by Shaw (2003), the mines at Gramalote, including El Retiro, Gramalote, El Mango, El Barzal, La Concha, and others (FIGURE 4.2), were owned by the Aristizabal family. The mines worked residually-enriched colluvium and mineralized *in situ* saprolite in the surface oxide zone over and surrounding Gramalote hill, as well as alluvial deposits in the nearby Nus River and within the Guacas and La Colorada creeks, flanking Gramalote hill. Production was accomplished by a cleaver system of water management, such that the entire operation, washing\sluicing, transport and milling, were all achieved by energy derived from hydraulic-induced head. It is difficult to estimate production specifically from the Gramalote mines, but given the observed area of artisanal workings, and the assumption that a rich colluvial blanket was likely intact during the early period, production was probably, at least locally, quite significant. Interestingly, mining techniques at Gramalote have not changed much since the late Post-Colonial times. Much of the artisanal mining which takes place today uses original machinery, including tubing, Pelton wheels, gearboxes and millstones and from the early 20th century (FIGURES 4.3A, B). Modern mineral titles covering part of the known mineralization at Gramalote remained in the hands of the Aristizabal family until 2005, when the existing title was ceded to the Grupo Nus in order to conform the subsequent joint ventures with AngloGold Ashanti Ltd. and B2Gold Corp.


ANTIOQUIAN ALTIPLANO
YOLOMBO
CISNEROS
GUACHARACA
PROVIDENCIA
GRAMALOTE
SAN ROQUE
STO. DOMINGO
GUACAS
LINEAMENT
NUS
MACEO
CARACOLI
0
10 KM
N
WGS-84 DATUM - UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE
LOCATION OF GRAMALOTE TENEMENT SHOWN IN FIGURE 3.2
GOLD OCCURRENCE FROM GOVERMENT DATABASE
CISNEROS TOWN
EL LIMON HISTORIC MINE SITE
HISTORIC MINE SITES
GRAMALOTE PROPERTY
COLOMBIA

FIGURE 4.1: Historic gold mines in the Nus River Basin.


NUS
LA TRINIDAD
TOWN OF PROVIDENCIA
RIVER
LA CONCHA
GRAMALOTE
EL MANGO
EL RETIRO
EL BARZAL
LA MARIA
HISTORIC ARISTIZABAL CLAIM 14292
(SEE FIGURE 3.2)
CREEK
EL LIMON
GUACAS
CRISTALES
N
0
2 KM
WGS-84 DATUM - UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE
HISTORIC GOLD WORKINGS
GRAMALOTE RIDGE AREA
COLOMBIA
LA CONCHA
HISTORIC EXPLOITATION CENTRE

FIGURE 4.2: Historic working centres at \ surrounding Gramalote Ridge.


LOOKING SOUTHEAST
0
50 M

FIGURE 4.3A: Historic open cut hydraulic workings at Gramalote Ridge.


EL RETIRO
GRAMALOTE RIDGE

FIGURE 4.3B: Historic mills at Gramalote Ridge; Detail of drag mill at El Retiro (left). Stamp mill at Gramalote Ridge (right).

4.2 Modern-Day Discovery, 1995 through 2003

According to Shaw (2003), various Colombian governmental reports from the early 1900's make reference to the hill-side hydraulicing operations of the Nus River valley. This observation prompted then Toronto-based Metallica Resources Ltd. geologists Robert Shaw and Hector Vargas to undertake field visits to the Nus River valley in April of 1995. At Gramalote, Shaw and Vargas observed widespread sheeted vein and veinlet-controlled mineralization hosted within mostly oxidized holocrystalline tonalite of the Antioquian batholith, being exploited on numerous working fronts by artisanal miners (FIGURES 4.2 and 4.3). The following account of Metallica's and Shaw's subsequent work at Gramalote is summarized from reporting presented by Shaw (1996, 1999, and 2003).

4.2.1 Metallica Resources Inc., Exploration, 1995

Following their initial visit and recognition of the potential of the project area, Metallica Resources Inc. established contact and executed a preliminary exploration agreement with Sergio Aristizabal, holder of Gramalote Mineral Title 14292 (see FIGURES 3.2 and 4.2, above). In June, 1995, Metallica spent *ca.* US$30,000 on a focused program of first pass surficial (mostly oxide zone) sampling, including mapping of the apparent bulk tonnage target potential observed in an *ca.* one square kilometre area including and surrounding Gramalote Ridge. During this preliminary phase Metallica collected a total of 115 chip, channel and grab samples. Samples were analysed at Monitor Laboratories, Puerto Ordaz, Venezuela, for gold and 31 additional elements (ICPES). Results from this sampling are compiled in APPENDIX 1A, and support the following conclusions presented by Shaw (1996, 1999; 2003). FIGURE 4.4 presents a schematic cross section of mineralization at Gramalote Ridge.

1) Based upon semi-continuous, end-to-end channel sampling in oxidised *in situ* saprolite and sap-rock, the core zone of Gramalote Ridge yielded a 110 metre, *ca.* E to W cross-section of continuous mineralization averaging 1.2 g Au\t. Mineralization remained open to both the east and the west.
2) Elsewhere, in the square kilometre surrounding Gramalote Ridge, numerous isolated channel samples to 15 metres in length collected in weathered and unweathered (sulphide-bearing) mineralization, exceeded 1 g Au\t.


NW
SE
QBA. GUACAS
GRAMALOTE MINE
GRAMALOTE RIDGE
EL RETIRO MINE
QBA. COLORADA
METALLICA
GRIDIRON
PDX
PEÑOLES
160m @ 1.79 g Au\t
ISOLATED VEINING
MAX. 3m @ 3.47 g Au\t
METALLICA
PDX
15m @ 2.2 g Au\t
EL BALZAL SECTOR
NO SAMPLING
LA CONCHA SECTOR
COLLUVIAL WORKINGS
METALLICA
15m @
1.4 g Au\
AU-PY-QTZ-SER-Mn
MOLY-BOR-PY-
AU-QUARTZ-KSPAR
MOLY-CPY-COV-BOR-
AU-PY-QTZ
—825 m asl
MONZO-DIORITE TO GRANODIORITE
ANTIOQUIA BATHOLITH
0
Vertical Ex.=5x
300 m

FIGURE 4.4: Schematic cross section through Gramalote Ridge, after Shaw, 2003.

3) Individual chip and grab samples of sulphide-bearing mineralization found in float and collected from localised shallow mine workings returned values as high as 11.14 g Au\t, allowing conclusion that the sulphide (*i.e.* sub-oxide zone) mineralization at Gramalote was significantly auriferous, and that the system was not just a big surface geochemical anomaly.
4) With respect to additional elements, occasional spikes in Cu (max. 1158 ppm), Mo (max. 995 ppm), and Ag (max. 8.3 ppm) were recorded, however values were erratic and difficult to interpret due to the variably oxidised and weathered nature of the samples. Additional base and trace metal values (Pb, Zn, Ni, As, Sb, Hg, Bi, Co) were ubiquitously low, potentially in part due to the oxidised and weathered (leached??) nature of the surface oxide profile at Gramalote.

Note: *The above analytical information is considered accurate but not NI 43-101 compliant, due to; 1) sample logs \ descriptions for each sample are not available, 2) location data for each sample is imprecise, and 3) no check samples, sample blanks or certified standards were included in the data set.*

5) Mineralization at Gramalote was structurally controlled, contained within widespread and numerous but generally narrow, fault and shear-controlled vein arrays and veinlets cutting the Antioquian batholith. No indications of truly disseminated mineralization (*i.e.*

mineralization in the matrix of the intrusive rock, in the *absence* of veinlets \ structures) was observed.

6) Mineralization at Gramalote was intimately linked to zoned, overprinting, structurally-controlled, corridors of wall rock alteration, which ranged from K-spar-rich potassic through muscovite-rich phyllic to chlorite-epidote rich propylitic and into fresh rock. The distribution of these alteration types was not immediately apparent due to masking and oxidation in the surficial regime.
7) Mineralization at Gramalote appeared intimately linked to the magmatic \ hydrothermal evolution of the Antioquian batholith.

Despite these apparently positive results, Metallica Resources Inc. opted to not continue work at Gramalote, citing budget restrictions, security concerns and priority project opportunities in other, less politically-risky countries. Metallica completed no further work at Gramalote.

4.2.2 Additional Field Examinations; 1996 - 2003

Following Metallica's departure from Colombia, Shaw formed a partnership with title holder Sergio Aristizabal in order to continue advancement of the Gramalote prospect. Between 1996 and 2000, three additional companies visited the area; however neither gold market nor Colombian security conditions were conducive to advancing the project during this period. Regardless, brief evaluation and sampling exercises were completed by various companies, and the following comments and conclusions with respect to each visit are noteworthy.

Gridiron Exploration Ltd: In September of 1997, two geologists from this Vancouver-based junior company, Joe Pikenbrock and Phil Anderson, made a three day visit to Gramalote, accompanied by Shaw. They collected a total of forty-one chip and channel samples, which were analysed for gold at Barringer Laboratories in Reno, Nevada. Sampling coincident with previous Metallica sampling on Gramalote ridge generally confirmed earlier Metallica results. Semi-continuous channel sampling extending to the west of the Metallica sampling, extended mineralization westward and increased somewhat the average gold grade. Shaw's (2003) composite of the Metallica – Gridiron sampling indicated approximately 160 m grading *ca.* 1.79 g Au\t (not compliant with National Instrument 43-101), with mineralization remaining open to the west. Additionally, Shaw and Anderson noted the presence of various new artisanal mine dumps in the El Mango and El Retiro sectors, demonstrating excavations in fresh rock (below the oxide zone, FIGURE 4.4). These workings were not present during the Metallica Resources

Inc. investigations. Mineralized materials from these dumps contained abundant molybdenite, chalcopyrite and secondary Cu-sulphides (chalcocite, covellite), with quartz veining and strong K-spar rich potassic alteration affecting the Antioquian batholith tonalite. Gridiron made an offer for the project but no deal was concluded (Shaw, pers. comm., 2007).

Placer Dome Exploration Inc (PDX): In mid 1999, PDX geologists Bill Howald and Alfredo Bernasconi completed a three day visit to the project. They collected 16 samples which were analysed for gold at Barringer Laboratories, Reno, Nevada (results not available). According to Shaw (2003), the PDX sampling again confirmed previous results obtained by Metallica and Gridiron on Gramalote ridge. Additionally, significant values were observed to the west of previous semi-continuous channel sampling on Gramalote Ridge, as well as in the El Mango mill area (FIGURE 4.3, cross section). No further work was completed by PDX.

Peñoles, Mexico: In early 2000, geologist Ramon Luna of Compania Minera La Parreña S.A. de C.V. (Peñoles, Mexico) completed a two-day field visit to Gramalote. Sixteen samples were collected over Gramalote Ridge, again, in an area generally coinciding with previous Metallica, Gridiron and PDX sampling. According to Shaw (2003) Peñoles results (unavailable) re-confirmed results of previous sampling exercises. No further work was recorded by Peñoles.

No further historic work was completed at Gramalote. In January, 2003, Shaw (2003) brought the Gramalote prospect to the attention of AngloGold Ashanti Ltd's Lima-based South American exploration team. AGA's Colombian subsidiary, Sociedad Kedahda S.A. reviewed the prospect in the fourth quarter of 2003, and AGA consolidated the mineral exploration tenement and formerly entered into a joint venture on the prospect in July, 2005. Work completed by AGA at Gramalote since Q4, 2003 is considered material and compliant with respect to the present reporting and NI 43-101 standards. This work forms the basis for the detailed analyses presented herein, in section 8, Gramalote Exploration and Results, and section 9, Diamond Drilling at Gramalote, both contained below.

5. GEOLOGICAL SETTING

5.1 REGIONAL GEOLOGY

The regional tectonic setting and regional geology of the Gramalote property are presented in FIGURES 5.1 and 5.2. According to Cediel and Caceres (2000) and Cediel *et al.* (2003), the Gramalote property is located within the Cajamarca-Valdivia terrane, a composite geological

litho-tectonic unit which dominates the geology of the northern portion of Colombia's physiographic Central Cordillera. The terrane is comprised of two principle components; 1) a metamorphic basement complex and 2) the Antioquian batholith. The basement of the Cajamarca-Valdivia terrane is consists of early Paleozoic metamorphic rocks of the Valdivia, Cajamarca, Ayura-Montebello Groups, which include mostly lower-middle greenschist to lower amphibolite grade meta-sedimentary rocks (meta-pelite, muscovite schist, graphitic schist, graphitic quartzite, marble) and oceanic volcanic\intrusive rocks of ophiolitic affinity (amphibolite, meta- olivine gabbro, -dunite, -pyroxenite, -chromatite, serpentinite). These sequences form a parautochthonous accretionary prism of early Paleozoic age, which underwent regional metamorphism and was sutured to the paleo-continental margin to the east along the Palestina fault system in the Ordovician-Silurian (Cediel *et al.,* 2003). To the west, the Cajamarca – Valdivia basement is bound by the Romeral fault and suture system, a generally north-striking and dextral transcurrent mega-structure, the movement history of which records the emplacement of additional allochthonous oceanic terranes along the northern Andean margin throughout the late Mesozoic and Cenozoic.



CARIBBEAN PLATE
NAZCA PLATE
GU - FA
CARTAGENA
PA
SN
SJ
CO
CAM
ME
CA-VA
MDE
CG
BAU
EC
BOGOTA
GOR
CR
lb
GS
VICHADA PLATFORM
FLORENCIA PLATFORM
GU-FA
CAM
CAT
CHO
CCSP
GS
TECTONIC REALMS
GSR: Guiana Shield Realm = (GS) Guiana Shield; (GA) Garzón Massif
CCSP: Central Continental Sub-Plate Realm = (CA-VA, EC, CR, sl, ib)
MSP: Maracaibo Sub-Plate Realm = (ME, SP, SM, CO, CAM)
WTR: Western Tectonic Realm = (PAT, CAT, CHO)
GU-FA: Guajira - Falcon Composite Terrane

FIGURE 5.1: Tectonic Setting of the Gramalote Property (1), Colombia: Litho-tectonic and morpho-structural map of Colombia and northwestern South America, after Cediel *et al.* (2003). **CA-VA = Cajamarca-Valdivia terrane; ; DAP = Dagua-Piñón terrane; RO = Romeral terrane; Rm = Romeral melange MDE = Medellin**; sl = San Lucas block; ib = Ibagué block;; CG = Cañas Gordas terrane; BAU Baudó terrane SP = Santander massif – Serranía de Perijá; GS = Guiana Shield; GA = Garzón massif; ME = Sierra de Mérida; SM = Sierra Nevada de Santa Marta; EC = Eastern Cordillera; CO = Carora basin; CR = Cordillera Real; GOR = Gorgona terrane; PA = Panamá terrane; SJ = San Jacinto terrane; SN = Sinú terrane; GU-FA = Guajira-Falcon terrane; CAM = Caribbean Mountain terrane; fab = fore arc basin; ac = accretionary prism; tf = trench fill; pd = piedmonte; 1 = Atrato (Chocó) basin; 2 = Tumaco basin; 3 = Manabí basin; 4 = Cauca-Patía basin; 5 = Upper Magdalena basin; 6 = Middle Magdalena basin; 7 = Lower Magdalena basin; 8 = Cesar-Ranchería basin; 9 = Maracaibo basin; 10 = Guajira basin; 11 = Falcon basin; 12 = Guarico basin; 13 = Barinas basin; 14 = Llanos basin; 15 = Putumayo-Napo basin; Additional Symbols: PALESTINA = fault\suture system; red dot = Plio-Pleistocene volcano; Bogotá = town or city.

The Cajamarca-Valdivia metamorphic basement was on lapped by volcano-sedimentary sequences during the Mesozoic, leaving a record up to the Aptian-Albian (FIGURE 5.2). Reactivation of the Palestina faults system and birth of the Romeral fault system date from the Aptian-Albian, and a period of uplift and erosion of the Paleozoic basement and Mesozoic volcano-sedimentary sequences was recorded (Cediel and Caceres, 2000).

The Paleozoic basement complex and Mesozoic sequences were intruded by the Antioquian batholith, during the Cretaceous. The Antioquian batholith is a trapezoidal-shaped, multi-phase, calc-alkaline, I-type intrusive complex of generally tonalitic but locally dioritic and granodioritic composition, exposed over an area exceeding 8,500 square kilometres in the northern Colombian Central Cordillera. The complex is holocrystalline and medium to coarse grained phaneritic in texture. Mineralogy is dominated by plagioclase and quartz +\- potassium feldspar, and up to 20% mafic phases which vary based upon locality, from coarse-grained biotite-rich to hornblende-dominant. Trace minerals include magnetite and titanite. Local to regional-scale metasomatic effects include the formation of chlorite after biotite and epidote after hornblende. The batholith contains xenolithic blocks of hornblende gabbro-diorite which range from centimetres to kilometres in scale, and are thought to represent an early- or pre-batholithic phase. The main tonalitic phaneritic intrusive(s) are cut by various generations of centimetre- to metre-scale dykes, including porphyritic diorite and quartz diorite, aplite and simple quartz-K-spar +\-muscovite and biotite pegmatite. Small plugs of bipyramidal quartz + biotite-bearing hypabyssal granodiorite porphyry have been identified at various localities.

Numerous radiometric age dates have been produced for the tonalitic phases of the batholith (see references in Cediel *et al.,* 2003), using varying analytical techniques, including K-Ar (biotite, whole rock), Ar-Ar (Biotite), U-Pb (zircon, traditional and SHRIMP), Rb-Sr (hornblende) and fission track analysis. Dates are scattered from *ca.* 90 through 60 Ma, but a strong clustering of ages in the 70 Ma range is clearly evident. The lesser intrusive phases (dykes, plugs) have apparently not been dated.

Genetically, the Antioquian batholith has long been the root of controversy, and although it has been well studied from various angles, it's petrogenesis and tectonic setting are not fully agreed upon. It's odd, trapezoidal shape, apparent lack of a volcanic component and regionally variable composition have all been points of widespread discussion (see references in Cediel *et al.,* 2003). Most workers agree that, based upon petrochemical grounds, the batholith is


GRAMALOTE RIDGE
MEDELLIN
MAGDALENA RIVER
N
0
20 KM
GEOLOGY LEGEND
RECENT ALLUVIAL DEPOSITS
L. MIOCENE PORPHYRY DIORITE, QUARTZ DIORITE
MID MIOCENE VOLCANICS BAS-ANDESITE, TUFF, AGLOM
OLIGO-MIOCENE SEDIMENTS CGL, S\S, SHALE, COAL
CRETACEOUS GRANITOID INTRUSIVES
CRETACEOUS OCEANIC VOLCANICS AND SEDIMENTS
PALEOZOIC AMPHIBOLITE, MARBLE GRAPHITIC SCHIST META-PSAMMITE
GOLD OCCURRENCE
CISNEROS TOWN
LOCATION OF GRAMALOTE TENEMENT SHOWN IN FIGURE 3.2
REGIONAL GEOLOGY
GRAMALOTE PROPERTY
COLOMBIA

FIGURE 5.2: Regional Geology, Gramalote Property, Colombia

subduction-related. Cediel *et al.* (2003) present a model supporting subduction-related emplacement of the batholith associated with the dextral-oblique consumption of oceanic lithosphere during the arrival, emplacement and accretion of the Dagua terrane (FIGURE 5.1) along the pacific margin of the northern Andes during the late Cretaceous – through Eocene. The present-day form of the batholith as defined by surface exposure is considered in part attributable to post-emplacement structural modification.

From a structural standpoint, field-based studies and digital elevation model lineament analysis indicate the Antioquian batholith has a prolonged and complex uplift history. The batholith forms the surface exposure over the extensive central Antioquian altiplano \ peneplain, which slopes off to the east into the Magdalena basin due to aggressive Meso-Cenozoic accretionary tectonics and uplift along the western (Pacific) margin of the Cajamarca-Valdivia terrane. Major lineaments affecting the batholith, especially in it's eastern sector, are generally WNW through NW-trending and record rotation and sinistral shear, possibly related to penecontemporaneous dextral reactivation of the Palestina fault system and dextral transpression along the Romeral fault system, associated with Dagua terrane arrival and accretion during the late Cretaceous through Eocene. Based upon magmatic and hydrothermal mineral paragenesis and structural studies (reviewed in section 8, below), the emplacement and cooling history of the batholith is syn- to late-syntectonic. Subordinate zones of N-S extension and NE-striking shear are related to the regional sinistral shear patterns and appear to provide an important controlling mechanism for the focussing of late magmato-hydrothermal activity and gold (+\- Cu, Mo, Pb, Zn, Ag) mineralization in various sectors of the batholith and it's immediate surroundings.

5.2 PROPERTY GEOLOGY

The property-scale geology of the Gramalote area has not been published beyond the 1:400,000 scale. The following information is derived from the unpublished work completed by Sociedad Kedahda S.A., 2003 to 2007 (Sepulveda, 2003; Coughlin, 2004; Valencia, 2006). The Gramalote property is entirely contained within and underlain by medium to coarse-grained biotite +\- hornblende tonalite and granodiorite of the Cretaceous Antioquian batholith. Based upon hand specimen and thin section petrography, the modal composition of the batholith in the Gramalote area ranges from 75 to 85% plagioclase, 10 to 16% quartz and 5 to 8% biotite.

Dykes of centimetre to decimetre proportions and ranging from dioritic to granodioritic and granitic composition, are common throughout the Gramalote prospect, although represent no more that three percent by volume of the observed the rock mass. The dykes may be grouped according to composition, texture and orientation, and include those of hypabyssal porphyritic texture, those of aplitic through pegmatitic texture and sub-vertical orientation, and those of aplitic to pegmatitic texture and sub-horizontal orientation. The hypabyssal porphyritic dykes are generally dioritic to granodioritic in composition and contain variable phenocryst assemblages, including biotite, biotite + plagioclase, biotite + hornblende and plagioclase + biotite + bipyramidal quartz. The dykes of granitic composition mineralogically consist of K-spar + quartz +\- biotite and or muscovite. They record at least three pulses of granitoid injection \ crystallisation, including, in paragenetic order, 1) medium-grained equigranular aplogranites containing K-spar+quartz+biotite, 2) K-spar+quartz+\-mica pegmatite and 3) K-spar-quartz aplite. All granitoid dykes appear associated with sub-solidus conditions of emplacement and deformation within the batholith, and commonly exhibit plumose textures and fill conjugate extensional and tension gash arrays. In terms of relative ages among the various intrusive phases observed across the Gramalote district, the paragenesis is as follows; 1) batholithic tonalite 2) batholithic granodiorite 3) hypabyssal porphyritic diorite \ granodiorite dykes 4) biotite aplogranites 5) K-spar – quartz – biotite pegmatite 6) sinuous glassy quartz segregations 7) high-angle aplite 8) low-angle aplite, 9) sheeted magmato-hydrothermal quartz arrays.

From a deformational standpoint, the Antioquian batholith appears free of penetrative plastic or pseudo-plastic deformation, with the exception of occasional millimetre to centimetre-scale mylonitic C-S planes characterised by ribbon structure in quartz and fish structure in biotite. Evidence of tectonic reactivation in the semi-brittle and brittle regime however is widespread, especially at Gramalote, reflected in well developed systems of discrete syn-tectonic faults \ fractures, exhibiting slickenside development and quartz-sericite-calcite-pyrite mineral infillings. Spatially associated with hangingwall or footwall damage zones along fault fractures are arrays of conjugate rectilinear or stepped tensional meso-fractures, commonly infilled with quartz, sericite, pyrite and calcite.

Based upon regional- and property-scale mapping the Gramalote district and it's contained mineral systems are located between two WNW-trending macro-scale curvi-linear lineaments which splay off the Palestina fault in the east, and transect the Antioquian batholith. These include the Nus River lineament and the El Socorro lineament (FIGURES 4.1 and 5.2).

Structural analysis suggests that these lineaments accommodate sinistral-oblique, *ca.* northeast-verging shear. Differential movement along the Nus and El Socorro lineaments generated NNW-striking mega-scale (hundreds of metres) tensional dilation reflected in the formation of hundreds of individual centimetre-scale veinlets with hydrothermal infilling \ alteration, longitudinally limited by conjugate, NE-striking sinistro-lateral planar shearing.

Detailed lithologic, alteration and structural mapping in the one square kilometre core area of the Gramalote property emphasizes the lithologic homogeneity of the prospect, with more than 95 percent of the rock mass being comprised of holocrystalline tonalite \ granodiorite. Alteration assemblages related to mineralization however, are variable (see section 7 Mineralization, below), and are closely linked to the structural evolution of the area. Structurally, mapping has identified at least six sub-areas comprising the various sectors of the presently known Gramalote deposit (FIGURE 5.3). In various instances these structural sub-areas \ sectors coincide with centres of artisanal gold exploitation. The most important sectors of the Gramalote deposit identified to date include; 1) Gramalote Ridge, 2) El Retiro, 3) La Cascada, 4) Las Torres, 5) El Mango, 6) El Barzal and 7) La Concha.



LA CONCHA
ANTIOQUIAN BATHOLITH
LAS TORRES
EL MANGO
CREEK
GRAMALOTE RIDGE
CREEK
LA CASCADA
EL RETIRO
ANTIOQUIAN BATOLITH
LA COLORADA
EL BARZAL
GUACAS
0
400 M
N
STRUCTURAL GEOLOGY
REGIONAL SHEARS THROUGOING LINEAMENTS
SHEAR-GENERATED EXTENSION VEINING
PLANER SHEAR
LOCAL GEOLOGY GRAMALOTE RIDGE AREA COLOMBIA

FIGURE 5.3: Geology of the Gramalote Ridge area after Valencia, 2006.

6. DEPOSIT TYPE

Mineralization throughout the Gramalote district is considered to be of the "Intrusion-Related" type (Sillitoe, 1991; Hart, 2005). Hart (2005) notes that the classification of Intrusion-Related gold occurrences is at times confusing due to the relatively recent definition (formally, *ca.* 1999) of this deposit type, and the wide variety of mineralization styles contained within and immediately surrounding large-scale plutons. Regardless, based upon field observations and criteria presented by Sillitoe (1991) and Hart (2005), the Gramalote district may be confidently placed within this category. The main criteria applying to Gramalote include:

1) The district is virtually 100% contained within a major phaneritic, holocrystalline intrusion of batholithic proportions, the Cretaceous-aged Antioquian batholith
2) The Antioquian batholith is a metaluminous, subalkalic intrusion, in this case, of oxidised affinity (magnetite-bearing), which has not suffered post-emplacement metamorphism.
3) Mineralization \ alteration at Gramalote appears directly related to fluids evolved from the cooling pluton, including pegmatite, aplogranite, aplite, potassic (K-spar) alteration and coarse hydrothermal muscovite
4) Gramalote exhibits a relatively low total sulphide content (<5%)
5) Gramalote contains aerially restricted (in this case structurally-controlled) alterations
6) Mineralization at Gramalote is contained within sheeted vein arrays as opposed to multi-directional stockworks (as is typical porphyry-related systems)
7) Alteration is generally constrained to relatively narrow selvages and envelopes developed along the vein arrays
8) Gramalote mineralization contains carbonic fluids within the alteration assemblage

Furthermore, review of the Gramalote prospects and drill core on two occasions by geologist Richard Sillitoe, confirms the conclusions presented above. The following text cites Sillitoe's (2005, 2006) remarks:

> *Gramalote is confirmed as a pluton-related, mesothermal gold prospect related genetically to the host intrusion. The gold mineralization at Gramalote is structurally localised and is not controlled by hydraulic fracture arrays like those typical of porphyry systems. Rather, the mineralizing fluid appears to have ascended passively from its source in an underlying magma chamber and caused slow precipitation of the vein components, as witnessed by their coarse grain size. In this regard, the coarse nature*

of the alteration muscovite is reminiscent of that in greisen associated with tin and tungsten deposits. The host intrusion at Gramalote contains 1-2 volume % of magmatic magnetite and, hence, is assignable to the magnetite series. The Au-Cu-Mo-(Zn) signature of the veins is in good accord with the oxidised state of the pluton.

Based upon field observations and geochemical sampling (surface, underground and diamond drilling, reviewed below), topographic considerations, and the structural density and distribution of mineralised veins and veinlets, the principle mineralised target objective at Gramalote Ridge and in the immediate surroundings, is an Intrusion-Related, large-tonnage, gold deposit; potentially amenable to bulk mining and low-cost, heap leach beneficiation techniques.

7. MINERALIZATION

Known gold mineralization at Gramalote is localised within structurally-controlled meso-scale, out crop-scale and micro-scale vein and veinlet arrays, hosted within medium- to coarse-grained equigranular biotite tonalite and granodiorite of the Antioquian batholith. A similar style of mineralization, including host rock, alteration assemblages and structural configuration, may be observed over an *ca.* one square kilometre area including and surrounding Gramalote Ridge, and in various outlying prospects contained within a five kilometre radius of the central Gramalote ridge area. Semi-contiguous mineralized sectors considered to form part of the immediate Gramalote mineral system include (section 7.1, below);

- Gramalote Ridge
- La Cascada
- Las Torres
- El Retiro
- El Mango
- El Barzal

With the five-kilometre radius surrounding Gramalote Ridge, various additional prospects (later referred to as "outlying prospects") have been identified. These include;

- La Concha
- Cristales
- La Malasia
- Las Monjas
- El Limon
- Trinidad

- La Maria

The outlying prospects are briefly discussed in section 7.2, below.

7.1 GRAMALOTE RIDGE AND IMMEDIATE SURROUNDINGS

In the vicinity of Gramalote Ridge mapping, geochemical sampling and diamond drilling indicate that gold mineralization is contained within generally contiguous structurally-controlled corridors, shear zones, sheeted and conjugate vein arrays and alteration halos connecting each of the above mentioned sectors. Zones of alteration and sheeted fracturing commonly contain composite gold grades exceeding 1 ppm Au over 10's of metres, however, these structurally-related elements may be separated by metre-scale zones of fresh (barren, unmineralized, unaltered) intrusive rock. Based upon field observations and inspection of core from seven diamond drill holes, Sillitoe (2005, 2006) offers the following description (paraphrased) of the geology and mineralization at Gramalote:

The biotite +\-hornblende granodiorite (tonalite) at Gramalote is cut by a few dykes, up to ~30 centimetres wide, of finer-grained equigranular intrusive rock of apparently similar composition. Numerous centimetric dykelets of aplogranite, aplite, quartz-K-feldspar pegmatite and biotite dacite (or rhyodacite) porphyry were then emplaced, typically as widely spaced sheeted arrays. The aplite and pegmatite are commonly transitional. The marginal parts of the aplogranite dykelets characteristically display plumose texture, with the elongate quartz and K-feldspar grains oriented perpendicular to the dykelet margins. The rhyodacite porphyry clearly cuts the aplogranite, although locally displaying apparent transitions to aplite. The aplogranite, aplite and pegmatite contain scattered magnetite and pyrite grains and, very locally, the magnetite is associated with trace chalcopyrite. A few quartz veins and numerous quartz veinlets then cut the granodiorite (tonalite) and contained dykes and dykelets. Many of the veinlets form sheeted arrays parallel to the aplogranite and aplite dykelets. Indeed, the aplites and quartz veinlets appear to form a continuum, with wormy quartz segregation veinlets occurring in some of the aplite dykelets. A north to northwest veinlet and dykelet strike is most common, although east-northeast strikes predominate in the lower-grade, eastern parts of the prospect area.

All intrusive phases at Gramalote, namely the equigranular granodiorite (tonalite) pluton and cross-cutting aplite and porphyry dykes, were subjected to two main stages of (auriferous) vein and veinlet mineralization: the first with K-feldspar alteration selvages

and the second, and most important, with muscovite selvages, both of them following two principal structural directions. Early quartz veinlets are translucent, have prominent, 1-cm-wide K-feldspar selvages and contain a few disseminated grains of pyrite and chalcopyrite. Biotite phenocrysts within and alongside the K-feldspar selvages are chloritized. Some of these veinlets are reminiscent of A-type veinlets in porphyry copper deposits and, like them, have non-matching walls suggestive of emplacement in a semi-ductile environment. Others contain molybdenite along their edges and have a B-type appearance. The second generation of quartz veinlets typically contain a little more pyrite and chalcopyrite (+\- sphalerite), along with some muscovite and late-stage crystalline calcite, and possess muscovite selvages up to two centimetres wide. Veinlets composed largely of either K-feldspar or muscovite/sericite accompany the corresponding quartz-veinlet generations, but carry only very minor amounts of sulphides. Following these two main veinlet stages, zones up to 30 metres wide were subjected to pale-green-coloured sericitic or intermediate argillic alteration, which contains only very minor pyrite and essentially no chalcopyrite (e.g. drill hole 5, 130-160 metres). Most of the granodiorite (tonalite) and its contained dykelets are essentially unaltered.

The gold was introduced with both the early K-feldspar-bordered quartz veinlets and the later muscovite-bordered quartz veinlets, although the scattered high values seem to be consistently associated with the latter. In the K-feldspar-stable quartz veinlets, little chalcopyrite accompanies the gold so Cu/Au correlation is poor. In the case of the muscovite-bordered quartz veinlets, however, prominent centimetric clots of chalcopyrite everywhere accompany the gold, giving rise to a clear-cut Cu/Au correlation. The K-feldspar- and muscovite/sericite-only veinlets, lacking quartz fillings, are gold deficient, as is the more pervasive, late sericitic or intermediate argillic alteration. All the gold appears to be confined to the quartz veinlets, with no disseminated contribution occurring beyond them. Therefore gold tenor is directly proportional to the number of quartz veinlets, which in gold-poor drill holes, such as 3 and 4, are very widely spaced. This conclusion offers a useful means of assessing gold potential prior to drilling, because the quartz veinlets are well preserved even in saprolite. In the few places where gold grades attain 10 g/t over 2 metres (core intervals), the muscovite-bordered quartz veinlets responsible must be exceptionally rich, probably containing >100 g/t Au.

Detailed evaluations by Coughlin (2004) and Valencia (2005) have drawn attention to the close relationship between geological structure and mineralization \ alteration at Gramalote. Both workers identified auriferous, shear-related corridors of mineralization and alteration, containing extensional and trans-tensional veins and veinlets, which strike NNW and NE respectively, cut by late (re-activated) shearing and mineralization striking NNE to NE. Based upon the geometry and mineralised textures related to the structures, Valencia (2006) revealed a series of stress field-related domains, including extensional within the NNW- and NE-striking structures (right-lateral and sinistral, respectively), tensional within N-S-striking zones and late, near-pure shear striking NNE, which were active during the formation \ deformation of the principle vein and veinlet arrays. Hydrothermal assemblages associated with the various structures include combinations of potassic and phyllic alteration. The potassic assemblage is represented by narrow but strong K-feldspar halos about veins and veinlets, and contains quartz + pyrite +\- molybdenite and quartz + pyrite + chalcopyrite +\- sphalerite. The phyllic assemblage includes narrow but strong vein halos of coarse grained sericite \ muscovite and the associations; quartz + pyrite +\- chalcopyrite +\- calcite. In the near surface supergene environment the vein-filling association quartz + pyrite + chalcopyrite + covellite + chalcocite is recorded. A model illustrating geologic structure *vs.* dominant alteration assemblages in the Gramalote Ridge area, as presented by Valencia (2006) is presented in FIGURE 7.1, below.

Sillitoe (2006) notes that minor post-mineral faults are observed in drill core from the Gramalote Ridge area. He concludes that any displacement of the general mineralised trends, however, is minimal. He contends that essentially all the late faults are confined to muscovite/sericite veinlets or the muscovite selvages to quartz veinlets, suggesting that late faulting was localised by the rheological contrast between muscovite/sericite and more brittle unaltered granodiorite\tonalite or quartz. He cautions that in some cases, measurement of kinematic indicators in the late faults may well have little bearing on the dominant stress field at the time of the gold mineralization. He concludes that based on the observed parallelism and intimate association between the aplogranite, aplite and pegmatite dykelets and the quartz veinlets, the gold mineralization has to be closely tied to the end stages of granodiorite\tonalite emplacement.


LA CONCHA
ANTIOQUIAN BATHOLITH
LAS TORRES
EL MANGO
CREEK
GRAMALOTE RIDGE
LA CASCADA
EL RETIRO
ANTIOQUIAN BATOLITH
EL BARZAL
LA COLORADA
GUACAS
0
200 M
N
ALTERATION
STRONG POTASSIC (K-SPAR-QTZ)
STRONG PHYLLIC (MUSCOVITE-QUARTZ)
MIXED POTASSIC - PHYLLIC
STRUCTURAL GEOLOGY
REGIONAL SHEARS
THROUGOING LINEAMENTS
SHEAR-GENERATED EXTENSION
VEINING
PLANER SHEAR
STRUCTURE vs. ALTERATION
GRAMALOTE RIDGE AREA
COLOMBIA

FIGURE 7.1: Alteration *vs.* structure in the Gramalote Ridge area, after Valencia, 2006.

7.2 OUTLYING PROSPECTS WITHIN THE GRAMALOTE PROPERTY

As noted above, various additional prospects are located within the Gramalote Property, within a five-kilometre radius surrounding Gramalote Ridge. These include La Concha, Cristales, La Malasia, Las Monjas, El Limon, Trinidad, and La María. All of these prospects are associated with zones of historic +\- limited present-day artisanal mining activity. Geological information at these prospects, beyond first pass sampling and mapping activities completed by Sociedad Kedahda S.A. (reviewed below), is generally limited, principally due to heavy vegetation coverage and restricted surface exposure. In general, it can be concluded that each of these areas contains mineralization similar to, or related to, that observed at Gramalote, albeit at present, at an apparently smaller scale. Additional information regarding these areas, including a discussion of results, is contained in section 8.1.2, below.

8. EXPLORATION AND RESULTS AT GRAMALOTE, 2003 to 2007

With respect to NI 43-101 compliant exploration at Gramalote, only the programs completed and underway by Sociedad Kedahda S.A., between 2003 and the present; prior to and presently under the context of, the joint venture with B2Gold Corp., are herein considered. In this context exploration may be considered with two phases; Surface evaluations within the Gramalote Property, and 2) Diamond Drilling at Gramalote. Surface-related exploration is considered under two sub-headings; 1) within the immediate vicinity of Gramalote Ridge, and 2) on a more regional basis throughout the Gramalote property. Exploration results are reviewed and discussed below. The results of diamond drilling are reviewed in section 9, Diamond Drilling at Gramalote.

All exploration work reviewed below was completed by Sociedad Kedahda S.A. geological and technical personnel. All data were collected under the supervision of professional senior-level geologists utilising generally accepted international exploration standards as applied by AngloGold Ashanti Ltd. on a global basis. The resulting information is believed to be highly reliable.

8.1 SOCIEDAD KEDAHDA S.A. SURFACE EXPLORATION PROGRAM

From late 2003 through June, 2007, AngloGold Ashanti Ltd. via Sociedad Kedahda S.A. has spent about US$ 4.3 M in its exploration activities in the Gramalote property. From first principles, Sociedad Kedahda S.A. (AngloGold Ashanti Ltd.) recognised the clear bulk mineable potential at Gramalote Ridge, and all of Kedahda's surficial exploration activities were oriented towards rapidly bringing the area to drill-ready status, and to commence diamond drilling. Between late 2003 and early 2005, Sociedad Kedahda S.A.'s work program at Gramalote included numerous exploration activities on a local and regional level. The most important surficial exploration activities undertaken at Gramalote Ridge and in the outlying prospects within the Gramalote Property during this time included:

Gramalote Ridge and Immediate Surroundings

- Detailed topographic surveying over Gramalote Ridge and the surrounding area.
- Detailed structural and alteration mapping of the *ca.* one square kilometre area surrounding Gramalote Ridge (as presented above).
- Selective and continuous grab, chip, channel and panel sampling of out cropping mineralization at\around Gramalote Ridge. A total of 266 rock samples were collected.

All samples were analysed for gold plus thirty-one elements. This information, combined with the detailed structural and alteration mapping, was used to locate and orient diamond drilling (section 9, below).

- Petrographic thin and polished section and microprobe study of prepared core samples, oriented towards the distribution of gold in mineralised materials.
- Surface soil sampling over the entire Gramalote Ridge and surrounding area at 25 to 50 metre centres. A total of 491 samples have been collected and all samples analysed for gold plus thirty-one elements. This work essentially served as an orientation study for soil sampling over the outlying prospects.
- The excavation and complete channel and bulk mineral sampling of a 240 metre tunnel, with a two by two metre cross-sectional area, in fresh (unweathered) rock, drifting into the NE flank of Gramalote Ridge.
- Two phases of diamond core drilling at Gramalote Ridge, including a total 11,300.6 metres in 38 holes, to June, 2007 (section 9, below).
- Two phases of preliminary metallurgical test work on mineralised sulphide-bearing materials collected from underground workings and drill core from various localities around Gramalote Ridge (section 14, below).

Regional Work in the Gramalote Property Including Outlying Prospects

- Prospecting, including geological and structural mapping, on a regional basis over the entire Gramalote Property, including in outlying areas of identified historic and active artisanal workings. A total of 1,384 rock samples were collected and analysed for gold plus 31 additional elements.
- Regional stream sediment sampling over the entire Gramalote Property. A total of 277 -200 mesh stream sediment samples were collected and analysed for gold plus thirty-one elements.
- Identification and inventory of additional historical and artisanal workings ("Outlying Prospects") throughout the Gramalote Property.
- Soil sampling on 25 to 50 metre centres over the most prevalent outlying prospects. A total of 2,853 soil samples were collected and analysed for gold plus thirty-one additional elements.
- A trial, in-house ground-based magnetometer survey over Gramalote Ridge and some of the outlying prospects was completed to test the possibility to use magnetic field

information for exploration purposes at a more regional level. A total of 116 line-kilometres were surveyed in 59 lines.

- Integration of information derived from structural and geological mapping at all levels with information obtained from Digital Elevation Models (DEM) and other remote imaging techniques.

8.2 RESULTS FROM GRAMALOTE RIDGE AND IMMEDIATE SURROUNDINGS

As mentioned above, Sociedad Kedahda S.A.'s surface program was specifically focused upon the generation of sufficient surficial technical information to implement a well-controlled diamond drill program. The following comments are offered with respect to the Sociedad Kedahda S.A. surface exploration activities outlined above.

Surface Topographic Surveying: Prior to Sociedad Kedahda's arrival, air photo restitution topography was only available at 1:25,000 scale. Kedahda completed detailed topographic surveying over the entire Gramalote Ridge area.

Surface Structural and Alteration Mapping: This model, presented in FIGURES 7.1 and 7.2 has been discussed previously (section 7, above). The model presented herein (from Valencia, 2006) has been refined from original mapping, with the assistance of the tunnel construction and diamond drilling.

Surface Rock Sampling Program: Sociedad Kedahda S.A.'s original sampling was designed to verify and expand upon information acquired from previous sampling exercises by Metallica Resources, Gridiron Exploration, and others. Additionally, Sociedad Kedahda collected numerous samples of fresh rock material exposed by artisanal mining activities in underground workings which were not yet initiated at the time of the previous companies sampling exercises. Results from Sociedad Kedahda S.A. surface sampling rock chip, channel, panel and grab sampling are displayed in FIGURE 8.1 and compiled in APPENDIX 1B. Following field and data review of the sample results, and review of various reports supplied by Sociedad Kedahda S.A. geologists (Sepulveda, 2003; Padilla, 2005; Sillitoe, 2006; Valencia, 2006), the following conclusions are valid;

- In general, Kedahda's sampling confirmed and expanded upon all previous sampling exercises by Metallica Resources Ltd. and the other companies mentioned previously.

- The average grade of all Sociedad Kedahda S.A's surface samples collected to September, 2005, was 1.4 ppm Au (Padilla, 2005). This value was calculated cutting all values of >5ppm Au to 5 ppm Au.
- Based upon selective grab, chip and channel sampling of materials from artisanal mining dumps and shallow underground workings, Sociedad Kedahda S.A. sampling indicated that many individual mineralized structures at Gramalote were of very high grade, recording results much higher than the previous companies. Numerous values exceeding 25 ppm gold were recorded by Sociedad Kedahda S.A. (APPENDIX 1B). This observation was attributed to Kedahda's access to fresh rock materials and mineralized structures, which were not exposed when the previous workers undertook their sampling programs. Check sampling also indicated that gold distribution is somewhat erratic and nuggety.
- Sociedad Kedahda S.A. sampling clearly established the structural-controlled vein and veinlet-hosted nature of mineralization at Gramalote. Sampling showed that gold was entirely contained within metre to tens-of-metres scale structural corridors, which hosted dyke-emplacement, shearing and multiple episodes of hydrothermal veining and alteration, and rapidly passed into zones of fresh, unaltered tonalite \ granodiorite with no veining or alteration. As noted by Sillitoe (2006) gold grade at Gramalote is directly proportional to the number of veinlets contained within the sample interval. The fresh intrusive is barren of gold and Sociedad Kedahda S.A.'s sampling clearly establishes the absence of "disseminated" gold at Gramalote.
- Kedahda's continuous and semi-continuous channel and panel sampling in surface out crop indicated that plus one ppm Au grades could be sustained over ten's-of-metres lengths (*e.g.* Las Torres, Gramalote Ridge), in zones of even moderate fracture \ veinlet density (>*ca.* 20 veinlets \ metre).
- Based upon surface exposures, structurally-controlled corridors of auriferous veining and alteration, with numerous coincident artisanal gold workings, can be observed over an area of *ca.* 900 metres E-W by 700 metres N-S, including Gramalote Ridge and surroundings. This area also contains metre to tens-of-metre scale zones of low to very low veinlet density, which will form internal dilution.


GRAMALOTE RIDGE
LOCAL ROCK SAMPLES
SAMPLE LOCATION AND RESULTS
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
TOWN OF
PROVIDENCIA
NUS
RIVER
HISTORIC
ARISTIZABAL
CLAIM 14292
(SEE FIGURE 3.2)
GRAMALOTE RIDGE
LA CONCHA
LAS TORRES
CREEK
CASCADA
GUACAS
EL MANGO
EL RETIRO
EL BARZAL
LA MARIA
510000
720000
0
1 KM
N

FIGURE 8.1: Surface rock sampling, Gramalote Ridge area.

Petrographic and Microprobe Study: In order to obtain information regarding ore and gangue mineralogy, paragenesis and gold distribution, Sociedad Kedahda S.A. completed an in-house petrographic and microprobe study using visibly mineralized samples collected from mine dumps and underground workings. The study documented abundant coarse-grained gold associated predominantly with chalcopyrite +\- sphalerite and locally with telluride minerals including petzite and altaite. Native gold grains averaged about 15% silver in solid solution. Gold correlation with molybdenite was moderate to low.

Surface Soil Sampling Program at Gramalote Ridge: *In situ* gold mineralization in the artisanal workings around Gramalote Ridge is well exposed. However, the encompassing area exhibits full vegetation cover and saprolitic soil development and hence any additional mineralization in the outside of the artisanal exposures is heavily masked. In order to outline the limits of mineralization surrounding Gramalote Ridge, a soil sampling program was undertaken by Sociedad Kedahda S.A. Grid-controlled saprolitic soil samples were collected at twenty-five metre centers over the entire area, the results for which are illustrated in FIGURE

8.2. Considering a +50 ppb Au threshold level, the results suggest that mineralization is open along structurally-controlled corridors, for some hundreds of metres, to the east and northeast, and to the south east. In some cases the anomaly merges along these corridors with some of the outlying anomalies discussed below (*e.g.* La Cascada-La Concha, El Barzal-El Limon-La Maria, La Concha-Las Monjas). Although spotty along the margins, the Gramalote Ridge soil anomaly is recorded over and area of *ca.* 1,200 metres E-W by 900 metres N-S.


GRAMALOTE RIDGE
LOCAL SOIL SAMPLES
SAMPLE LOCATION AND RESULTS
SAMPLE LOCATION
(SEE APPENDIX 3D FOR DETAILS)
EL RETIRO TARGET AREAS
DISCUSSED IN TEXT
LEGEND
PPB AU
0 - 20
21 - 50
51 - 100
101 - 300
301 - 500
>500
TOWN OF
PROVIDENCIA
NUS
510000
LA CONCHA
GRAMALOTE RIDGE
HISTORIC
ARISTIZABAL
CLAIM 14292
(SEE FIGURE 3.2)
RIVER
720000
CREEK
LA MARIA
EL MANGO
LAS TORRES
LA CASCADA
EL RETIRO
EL BARZAL
GUACAS
0
1 KM
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE
N

FIGURE 8.2: Soil samples, Gramalote Ridge and surroundings.

Tunnel Excavation, Channel and Bulk Sampling: In order to provide abundant exposure and material for structural and alteration mapping and for bulk sampling and metallurgical test work, Sociedad Kedahda S.A. commissioned the excavation of a 240 metre long, two by two metre wide tunnel (FIGURE 9.1, 9.2D). The tunnel was spotted in barren Antioquian batholith on the NE slope of Gramalote Ridge and excavated along a WSW-directed trend, at right angles to the axis of greatest structural extension (Φ3), as derived from surface structural mapping. It thus hypothetically cut the greatest number of potentially mineralized extensional fractures\veinlets at *ca.* right angles. The tunnel was sampled using a rock saw, in continuous horizontal channels

measuring two metres long by ten centimeters each, from metre 0+19 to metre 0+240. The following results were recorded;

TABLE 8.1: Composite Gold Results from Gramalote Ridge Tunnel Sampling

FROM* (METRES)	TO* (METRES)	INTERVAL (METRES)	GRADE (PPM AU)
0+23	0+51	28	0.67
0+153	0+155	2	10.40
0+163	0+167	4	2.60
0+177	0+240	63	1.47

Distances measured from tunnel mouth

These results are projected onto the drill section presented in FIGURE 9.2D. Coarse (2") crush material separated from tunnel-sourced bulk samples were used in preliminary column leach testing undertaken by Sociedad Kedahda S.A. at Knapps, Cassiday and Associates (Reno, Nevada; see section 14, below)

In conclusion, based upon the above outlined results from Sociedad Kedahda S.A.'s surface exploration program at Gramalote Ridge and immediate surroundings, a significant un-drill-tested, gold system was defined. Based upon surface mapping and rock and soil sampling, a first-order exploration target extending over an area of somewhat more that one square kilometre, centered about Gramalote Ridge was indicated. Mineralization within this area is not homogenously distributed. It is contained within numerous tens-of-metres scale, structurally-related corridors which commonly contain mineralization exceeding 1 ppm gold. Gold grade is directly related to the presence and abundance of mineralized veins and veinlets within the corridors. The widespread nature of mineralization, grade and topographic disposition lend a clear large-tonnage, bulk-mineable potential to this Intrusion-Related gold system. Based upon surface results, Sociedad Kedahda S.A. initiated drilling in the Gramalote Ridge area beginning in February, 2006 (see section 9, below).

8.3 RESULTS FROM OUTLYING PROSPECTS WITHIN THE GRAMALOTE PROPERTY

Regional Reconnaissance and Prospecting: The results of Sociedad Kedahda S.A.'s regional prospecting and rock sampling within the 175 square kilometre Area of Interest surrounding the Gramalote area are shown in FIGURE 8.3 and recorded in APPENDIX 1B. Numerous indications of mineralization are recorded, primarily in the form of the localisation of mineralised float materials, samples of which in various instances returned multi-gram gold values. Of particular interest are the reflections of apparently regional-scale mineralised trends along the Socorro River and Nus River lineaments. Outside of the limits of the outlying target soil grid (see below) no follow-up work has been completed on the anomalous regional rock samples.


AREA OF JV INTEREST (SEE FIGURE 3.1)
LEGEND
PPB AU
0 - 50
51 - 100
101 - 300
301 - 700
701 - 1000
1001 - 2000
> 2000
NUS
LA TRINIDAD
TOWN OF PROVIDENCIA
LA MARIA
LA CONCHA
GRAMALOTE RIDGE
EL BARZAL
RIVER
LAS MONJAS
EL LIMON
GUACAS
CREEK
CRISTALES
LA MALASIA
PUERTO BERRIO
TARGET AREA LA CONCHA DISCUSSED IN TEXT
N
0
2 KM
GRAMALOTE PROPERTY REGIONAL ROCK SAMPLES SAMPLE LOCATION AND RESULTS
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE

FIGURE 8.3: Gramalote Property regional rock sample locations and results.

Regional Stream Sediment Sampling: The results of -200 mesh stream sediment sampling are shown in FIGURE 8.4 and recorded in APPENDIX 1C. As with the rock sampling results, regional-scale trends along the Socorro River and Nus River lineaments are noted. Follow-up work has yet to be undertaken outside of the areas covered by surface soil geochemistry.


AREA OF JV INTEREST (SEE FIGURE 3.1)
LEGEND
PPB AU
0 - 25
26 - 75
76 - 100
101 - 300
301 - 500
> 500
TARGET AREA
LA CONCHA DISCUSSED IN TEXT
NUS
LA TRINIDAD
TOWN OF PROVIDENCIA
LA CONCHA
GRAMALOTE RIDGE
LA MARIA
RIVER
CREEK
EL LIMON
GUACAS
CRISTALES
N
0
2 KM
GRAMALOTE PROPERTY
REGIONAL STREAM SEDIMENTS
SAMPLE LOCATION AND RESULTS
WGS-84 DATUM UTM COORDINATES, ZONE 18, NORTHERN HEMISPHERE

FIGURE 8.4: Gramalote Property stream sediment sample locations and results

Identification and Sampling of Outlying Targets: Reconnaissance work identified various outlying targets generally clustered within a four kilometre radius surrounding Gramalote Ridge (FIGURE 8.3). Rock chip and soil sampling exercises were completed on various targets, the results for which are discussed on an individual target basis below.

Soil Sampling on Outlying targets: Near continuous soil sample coverage has been completed connecting the core are of Gramalote Ridge with many of the known outlying targets. Results for all soil samples are displayed in FIGURE 8.5 and compiled in APPENDIX 1D). Comments regarding the geology and results of combined rock and soil sampling for the most important outlying targets identified to date are supplied as follows;

- ***La Concha:*** This anomaly appears to form an extension immediately to the north of the Gramalote Ridge system, with zones of NE-oriented sheeted veinlet development including quartz veining and corridors of K-feldspar and phyllic alteration. Rock sampling has returned anomalous gold values over an *ca.* 300 by 300 metre area, coincident with historic open cut workings in saprolite. Soil sampling also reflects a general northeast orientation to mineralization, with anomalous gold values forming a

disperse NE-elongate trend extending over an area of *ca.* 1,600 by 700 metres, broadly paralleling the Guacas Creek lineament (FIGURE 4.1 and 5.3), and potentially joining with the Las Monjas anomaly to the southeast.


LEGEND
PPB AU
0 - 20
51 - 75
76 - 100
101 - 300
301 - 500
>500
LA CONCHA
OUTLYING TARGET
DISCUSSED IN TEXT
LA TRINIDAD
NÚS
TOWN OF
PROVIDENCIA
RIVER
LA CONCHA
GRAMALOTE RIDGE
EL BARZAL
LAS MONJAS
EL LIMON
GUACAS
CREEK
CRISTALES
LA MALASIA
N
0
2 KM
GRAMALOTE PROPERTY
OUTLYING TARGETS SOIL SAMPLES
SAMPLE LOCATION AND RESULTS

FIGURE 8.5: Gramalote Property outlying targets soil sample locations and results.

- ***Cristales:*** Centered about three kilometres south of Gramalote Ridge, the Cristales zone is best exposed in a ridge-crest road and quarry cut located due east of the village of Cristales. Strong to intense fracturing and strong quartz - pyrite – illite - sericite alteration and veinlet formation is observed to affect the Antioquian batholith as well as a series of N-S-striking equigranular and porphyritic dykes. Near-continuous channel sampling in saprolite along the road cut averaged *ca.* 900 ppb Au over 250 metres. Based upon surface rock sampling and scout-style diamond drilling (see section 9, below) the Cristales zone extends for at least 300 metres in an E-W direction.
- ***La Malasia:*** The La Malasia zone is best exposed along the La Malasia Creek, located immediately to the south and 200+ metres topographically below the Cristales zone. At La Malasia, a series of sub-parallel shear veins with strong phyllic (quartz-muscovite (sericite) – pyrite +\- chalcopyrite) infillings are observed over an *ca.* 400 metre section

of the stream cut. Structures apparently strike *ca.* N45-60E, and are generally spaced at ten-plus metre distances. Continuous exposure is not available however, and continuous sampling between structures, has not been completed. Individual structures at least can be relatively high grade, with values as high as 11.9 ppm Au being recorded and numerous samples returning multi-ppm Au values. With respect to soil results, values over the contiguous Cristales-Malasia area are spotty and subdued in the <100 ppb Au range. Both La Malasia and Cristales appear to be contained within a regional-scale corridor along the Socorro River lineament.

- ***El Limon:*** El Limon, located 1.5 kilometres to the south of Gramalote Ridge, contains a series of generally N-S striking fault veins and shear structures being exploited in tunnels by artisanal miners. Veining contains quartz, pyrite, chalcopyrite and molybdenite and wall rocks are variably affected by muscovite and K-feldspar alteration assemblages. Pegmatite and aplite dykes are observed to be associated with mineralization. Vein structure (s) can be inferred over almost 700 metres of strike length but appear to be narrow and\or discontinuous, and are not well reflected by surrounding soil geochemistry, which produces a disperse anomaly in the 20 to 100 ppb gold range. Regardless, gold grades returned from selected samples of mineralized materials are consistently high grade, returning values greater than 3 ppm Au, with various samples exceeding 25 ppm Au. The area is heavily vegetated and little natural out crop is observed.
- ***Trinidad:*** This anomaly is also coincident with an area of artisanal gold working located along the Nus River lineament about four kilometers NNW of Gramalote Ridge. Sociedad Kedahda S.A rock chip and soil sampling indicate an anomaly extending over about 1,500 metres E-W by 350 metre N-S, with numerous values in soils exceeding 500 ppb Au, and localized rock chip samples exceeding 3 ppm Au. Float and dump materials revealed by artisanal mining activities contain strong K-feldspar and muscovite alteration and mineralized veins contain quartz, pyrite and molybdenite. Out crop exposure is limited.
- ***La Maria:*** The La Maria artisanal mine is located about 1.5 kilometres to the east of Gramalote Ridge. Chalcopyrite-rich shear-vein materials were exploited underground, associated with K-feldspar alteration. Mineralization cuts pegmatite and biotite diorite porphyry dykes. Mineralization can be traced over about 300 metres of NE strike length, but in not well reflected by surface soil geochemical values. Values as high as 57 ppm Au are recorded in Sociedad Kedahda S.A. underground rock sampling, but structure is

recorded as narrow and discontinuous. Limited bulk mineable potential is observed in the well-exposed stream cuts surrounding this target area. Soil geochemistry suggests that La Maria represents the NE continuation of mineralization recorded at El Barzal.

- ***Las Monjas:*** This area is indicated by a series of incipient and rudimentary artisanal workings located on Las Monjas hill, located about three kilometres to the southwest of Gramalote Ridge. The area is somewhat isolated and covered by heavy vegetation and thick *in situ* saprolitic soils. Sampling of mineralized, potassically altered mine dump materials by Sociedad Kedahda S.A. returned various multi-ppm gold values, and soil sampling returned spotty anomalous (+50 ppb) gold values contained within an *ca.* 750 by 750 metre area. A NE-trend to mineralization, extending into the La Concha anomaly is suggested by soil geochemistry. *The anomalous areas indicated by Sociedad Kedahda S.A. sampling are located within a third-party concession and not within tenement presently controlled by the Sociedad Kedahda S.A. \ B2Gold Corp. joint venture.*

In-house ground-based magnetometer survey: Results of Sociedad Kedahda S.A.'s trial magnetometry survey over Gramalote Ridge and some of the outlying prospects are shown in FIGURE 8.6. Fifty-nine lines (116.1 line-kilometres) were surveyed, with E-W lines generally separated 200 metres. Instrumentation included a Geometrics G858 cesium magnetometer used for continuous readings (walking mode) along lines, and a Geometrics G856 proton instrument, set up at the base station to correct for diurnal variations. Coordinates were controlled with a differential GPS, with recordings every 50 metres. According to Jahoda (2007), a generalized interpretation suggests gold-in-soils anomalies are related to magnetic highs. Interpretation is at a preliminary stage. A line-spacing of maximum 50 metres will be necessary to complete a high resolution survey.


Gramalote Project
Analytic Signal (after vertical integration)
(nT)

FIGURE 8.6: Gramalote Ridge area magnetic expression.

In conclusion, given the above regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, it is apparent that numerous strong gold anomalies exist outside of the Gramalote Ridge area but within the Gramalote property Area of Interest. Exploration to date on the outlying anomalies and surrounding area by Sociedad Kedahda S.A. may be considered incipient. Yet, it is clear that, given the large-scale importance of the Gramalote Ridge mineralization, full evaluation of the outlying targets will be required, including in various cases, scout-style diamond drilling. The style of mineralization observed at Gramalote, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that Gramalote is part of a district-scale mineralizing event. Exploration results to date fully justify continued exploration throughout the Gramalote property.

9. DIAMOND DRILLING AT GRAMALOTE

Sociedad Kedahda S.A. initiated diamond core drilling on the Gramalote property in February of 2006. To date drill campaigns have included two rounds of diamond core drilling at Gramalote Ridge and one incipient round of diamond core drilling on the outlying target of Cristales. A third round of diamond core drilling is presently underway at Gramalote Ridge. All of these diamond core drill programs and results, where available, are described below.

With respect to diamond core drilling procedures, Sociedad Kedahda S.A. contracted various Colombian drill companies, including Terramundo Drilling, Perfotec Ltda., Geominas Ltda., and Perforaciones Andina S.A. A Sociedad Kedahda S.A. drill technician was assigned to each drill, and was present at all times during drilling, in order to monitor drilling rates, core handling and down-hole surveying by diamond drill crews. The technician directly supervised the labelling of core boxes, the pulling of core, including the removal of the core barrel, the removal of the core from the barrel, and its correct placement into standard wooded core boxes. Core recovery and geotechnical parameters such as RQD were recorded immediately at the drill site by the Sociedad Kedahda S.A. technician, and the boxes were closed with tight-sealing sliding wooden lids. Following each drill shift, the same technician accompanied transport of the core to the core logging facility located at the town of Providencia, where core was received by the project geologist. Recovery was verified, the core was marked-up in two metre intervals (taking recovery into account) and logged in detail for geological, mineralogical and alteration features. Upon termination of each hole, a down-hole survey was completed using a **Pajari** down-hole survey instrument. (Holes 1 through 7 were surveyed one time at the end-of hole. Holes 8 through 38 were surveyed every 100 metres down-hole and at end-of-hole). Upon removal of the diamond drill rig form site, a one metre piece of 4" PVC pipe was inserted into the top of the hole and cemented into place, thus recording the hole location and general orientation. The down-hole-surveyed final orientation and final hole depth were engraved into a small cement pad surrounding each hole. The location of the exact collar of the hole was subsequently surveyed using a high-precision differential GPS. Review of surface and down-hole survey information and plotted data by the present author indicate the down-hole deviation was not a significant problem at Gramalote.

9.1 GRAMALOTE RIDGE AND IMMEDIATELY SURROUNDING AREA

Two rounds of drilling have been undertaken at Gramalote Ridge. Information regarding each round is as follows;

Round 1 Drilling: According to Padilla (2005), round one drilling at Gramalote Ridge was designed to test gold grade continuity and distribution to 200 metres depth by drilling scout-style holes at right-angles to structural corridors mapped and sampled during previous surface evaluation activities. A total of 1,727 metres of HQ and NQ core drilling were completed in seven holes, including in the Gramalote Ridge, El Retiro and El Mango areas. The distribution and orientation of Round 1 drill holes is illustrated in FIGURE 9.1 and detailed in APPENDIX 2A. Gold intercepts obtained through this drilling are listed in TABLE 9.1 and complete results are illustrated in APPENDIX 2B. Based upon a results-in-hand review of core from these first seven drill holes, Sillitoe (2006) provided the following comments (paraphrased);

> *The bulk-tonnage gold mineralization at Gramalote occupies a north- to north-northwest-trending zone that embraces holes 2, 5, 6 and 7. Within this zone most of the veinlets are strike parallel, and therefore were consistently intersected at an optimally high angle by the east-directed drill holes. The main Gramalote gold zone was shown by the drilling to contain appreciable intersections of potentially ore-grade material, particularly in view of the preliminary bottle-roll test* results (see section 14, below), *which confirm the anticipated high (88-96 %) gold recovery. The best intersections are 255 metres at 1.16 g/t Au in hole 5 and 275 metres at 1.20 g/t Au in hole 7, the latter including 62 metres averaging 2.40 g/t Au. The north-striking gold zone at Gramalote is open to the north, south and west, but largely closed off eastwards by the low-grade intercepts returned by holes 1, 3 and 4. Continuity of the main Gramalote gold zone westwards as far as the El Barzal high-grade prospect remains an additional possibility.*



SOCIEDED KEDAHDA S.A.
DRILL PLAN
GRAMALOTE RIDGE AREA
SYMBOLS
ROUND 1 DRILL COLLAR
ROUND 2 DRILL COLLAR
RECOMMENDED INFILL HOLE (FOR ROUND 3)
INTERVALS EXCEEDING 1 PPM AU
LINES OF SECTIONS SHOWN IN FIGS 9.2A-D
LAS TORRES
LA CASCADA
GRAMALOTE RIDGE
EL RETIRO
EL MANGO
EL BARZAL
TUNNEL ENTRANCE
ANTIOQUIAN BATHOLITH
ANTIOQUIAN BATOLITH
CREEK
200 M

Figure 9.1 Sociedad Kedahda S.A Drill Plan for Gramalote Ridge Area

Round 2 Drilling: Based upon the positive results of Round 1 drilling, Sociedad Kedahda S.A. undertook a second drill campaign. Round 2 drilling encompassed a total of 9,379.4 metres of HQ-NQ-BQ drilling in a total of 31 drill holes. Drill spacing for Round 2 was grid-derived, based upon step-out drilling along E-W fences, initially incorporating holes 2, 5, 6 and 7. Final drill spacing following Round 2 includes six E-W oriented drill fences, distributed from south to north at approximately 110 to 120 metre intervals. Drill hole spacing along the fences ranges from about 75 to 220 metres. Most holes were drilled from west-to-east and angled at -60 degrees from the horizontal. A seventh, sub-fence, including holes 34 and 37, brings drill spacing in the central portion of Gramalote Ridge to somewhat less than 100 by 100 metres. The distribution and orientation of Round 2 drill holes is illustrated in FIGURE 9.1 and detailed in APPENDIX 2A. Gold intersections obtained via this drilling are listed in TABLE 9.1, and illustrated on four representative E-W cross sections presented in FIGURES 9.2A through 9.2D. Detailed results

are contained in APPENDIX 2B. Based upon review of the drill plan and core, and the cross sections and analytical results, the following observations and conclusions are noteworthy.

- It must be noted that, although full effort appears to have been exerted by Sociedad Kedahda S.A. to intersect at right angles mineralisation at Gramalote Ridge (veinlets and structural corridors), the precise relationship between the orientation of mineralisation, sample length and the true thickness of mineralisation is unknown. ***As such all of the diamond drill assay intervals outlined in TABLE 9.1 and shown in FIGURES 9.1 and 9.2A to 9.2D are down-hole intercepts, reflecting apparent widths to mineralisation. They do not necessarily reflect the true width of mineralisation.***
- Results in various Round 2 holes sustained the grade and continuity of mineralization suggested in Round 1. Intersections such as reported by AGA (2007a, b), including 380 metres @ 1.06 ppm Au (hole 19), 172 metres @ 2.68 ppm Au (hole 27) and 322 metres @ 0.91 ppm Au (hole 34), all suggest potential bulk mineable grade continuity over significant (100 metre-plus) widths.
- Numerous holes sustained the highly structurally-controlled nature to mineralization at Gramalote Ridge, containing numerous 10+ metre intersections returning plus-ppm gold values, intercalated with intervals of low grade to barren material. For example, hole 12 contained four discrete intervals along its 256 metre length including; 10 metres @ 2.5 ppm Au, 32 metres @ 3.12 ppm Au, 16 metres @ 1.09 ppm Au and 48 metres @ 0.63 ppm Au. This style of gold distribution can be considered typical of the Gramalote Ridge area. Additional examples are observed in TABLE 9.1.
- Based upon projection of along-hole gold values onto a surface plan (FIGURE 9.1), the highest grade mineralization presently known at Gramalote Ridge, extends over an area of some 400 by 350 metres extending along a NNW-oriented axis. The centre of the mineral system encompasses the Gramalote Ridge, La Cascada, Las Torres and El Retiro areas. Based upon drilling to date, mineralization is closed to the southwest and northeast. It remains broadly open to the west and northwest, into the area of the La Concha historic workings and rock and soil anomaly. Additionally, it remains partially open to the south and north along limited structural corridors of mineralization which persist and require further drilling for complete closure.
- The El Barzal area appears to be a target structurally separate from the main Gramalote system. Limited drilling and surface sampling confirm it consists of narrow (metre-scale) high-grade core structures hosted within lower-grade alteration halos. Intersections such as 52 metres @ 0.93 ppm Au (hole 14) and 246 metres @ 0.75 ppm Au (hole 25)

indicate it forms an important satellite target requiring further definition. It remains open to the north and west.

- Sillitoe (2006) notes that most of the Gramalote Ridge drill holes intersected sulphides within 5 to 30 metres of the surface, indicating that the potential oxide resource at Gramalote Ridge is limited.

TABLE 9.1: SOCIEDAD KEDAHDA S.A. DRILL INTERCEPTS, GRAMALOTE RIDGE AREA

HOLE #		FROM	TO	INTERVAL (metres)	RESULTS (ppb Au)
GR-DDH-1		0	8	8	1040
	AND	44	48	4	651
	AND	60	76	16	1216
	AND	90	100	10	732
	AND	124	130	6	666
	AND	158	164	6	820
	AND	196	206	10	984
	AND	220	234	12	572
GR-DDH-2		0	24	24	628
	AND	42	74	32	1572
	AND	86	88	2	4060
	AND	110	156	46	1253
	AND	176	178	2	5200
	AND	192	208	16	643
GR-DDH-3		20	24	4	846
	AND	52	70	18	1218
	AND	92	94	2	1425
	AND	112	126	14	1054
GR-DDH-4		6	22	16	1066
	AND	82	86	4	1230
	AND	214	230	16	1140
GR-DDH-5		6	8	2	1460
	AND	10	12	2	1930
	AND	20	102	82	1202
	INCLUDES	68	84	16	1885
	AND	168	252	84	1901
GR-DDH-6		46	48	2	1435
	AND	102	106	4	980
	AND	128	142	14	1635
	AND	154	156	2	3280
	AND	164	180	16	1211
	AND	190	194	4	1430
	AND	230	250.1	20.1	4551
	INCLUDES	230	236	6	10947
GR-DDH-7		0	236	236	1639
	INCLUDES	100	114	14	3287

	AND	178	190	12	9597
	AND	216	222	6	3890
GR-DDH-8		44	48	4	1120
	AND	66	70	4	2260
	AND	122	148	28	1063
	AND	190	192	2	1210
	AND	216	246	34	1978
	INCLUDES	230	238	8	3115
GR-DDH-9		0	8	8	1028
	AND	28	30	2	1875
	AND	36	38	2	1000
	AND	42	46	4	765
	AND	150	152	2	1390
	AND	158	160	2	1250
	AND	174	180	6	1033
GR-DDH-10		22	36	14	847
	AND	74	98	24	546
	AND	110	144	34	793
	AND	190	202	12	1333
	AND	220	226	6	610
	AND	250	266	16	855
	AND	276	284	8	3113
	AND	294	302	8	961
	AND	316	332	16	652
	AND	424	426	2	3220
	AND	450	478	28	751
	AND	500	502	2	1500
	AND	516	526	10	1159
GR-DDH-11		0	8	8	1586
	AND	82	84	4	488
	AND	88	90	2	778
	AND	150	152	2	901
	AND	172	228	56	2157
	INCLUDES	198	210	12	4380
	AND	216	224	8	5068
GR-DDH-12		26	36	10	2500
	AND	58	90	32	3120
	AND	104	120	16	1090
	AND	154	202	48	630
GR-DDH-13		0	194	194	1109
	INCLUDES	46	94	48	1830
	AND	118	166	48	1640
GR-DDH-14		2	4	2	1590
	AND	16	18	2	1505
	AND	26	28	2	3600
	AND	56	58	2	1510
	AND	64	66	2	1760
	AND	74	78	4	5180

	AND	88	126	38	714
	AND	158	160	2	1895
	AND	176	178	2	1625
	AND	196	200	4	705
GR-DDH-15		158	160	4	3283
GR-DDH-16		20	112	92	983
	INCLUDES	44	50	6	5000
	AND	130	134	4	2798
	AND	164	172	8	1349
	AND	248	254	6	383
GR-DDH-17		12	24	12	983
	AND	32	38	6	554
	AND	48	50	2	898
	AND	68	70	2	2400
	AND	96	98	2	2090
	AND	188	190	2	1995
GR-DDH-18		0	12	12	771
	AND	150	152	2	8460
	AND	158	160	2	638
	AND	204	206	2	1300
	AND	222	224	2	8400
GR-DDH-19		0	4	4	832
	AND	14	16	2	1860
	AND	64	314	250	1532
	INCLUDES	240	272	32	3872
	AND	278	288	10	4364
	AND	292	314	22	819
	AND	330	338	8	648
	AND	370	378	8	761
	AND	420	450	30	671
	AND	514	550	36	405
GR-DDH-20		58	62	4	596
	AND	82	84	2	1415
	AND	108	110	2	3890
	AND	210	214	4	557
GR-DDH-21		36	42	6	495
	AND	50	60	10	354
	AND	200	214	14	6522
	INCLUDES	202	206	4	21070
GR-DDH-22		122	136	14	903
	AND	190	194	4	4145
GR-DDH-23		332	336	4	976
	AND	356	360	4	447
	AND	462	472	10	2334
GR-DDH-24		6	20	14	504
	AND	196	198	2	708
	AND	220	224	4	420
GR-DDH-25		0	72	72	1056

	INCLUDES	38	40	2	11300
	AND	86	94	8	656
	AND	108	122	14	508
	AND	130	146	16	1341
	AND	156	200	44	895
	AND	218	246	28	1057
GR-DDH-26		50	52	2	1370
	AND	62	66	4	1685
	AND	108	110	2	8170
	AND	122	124	2	717
	AND	150	158	8	378
	AND	188	212	24	836
	AND	278	280	2	1540
GR-DDH-27		32	34	2	1100
	AND	46	218	172	3509
	INCLUDES	62	86	24	10810
	AND	100	146	46	4448
GR-DDH-28		0	6	6	2088
	AND	34	36	2	2250
	AND	82	88	6	347
	AND	140	142	2	837
	AND	148	154	6	1025
	AND	166	184	18	2434
	INCLUDES	174	178	4	9025
	AND	250	262	12	416
GR-DDH-29		2	20	18	796
	AND	100	102	2	1420
	AND	160	166	6	976
	AND	182	184	2	1060
	AND	200	230	30	2264
	INCLUDES	208	220	12	4812
	AND	244	246	6	2390
GR-DDH-30		10	12	2	1190
	AND	78	80	2	2110
	AND	128	130	2	965
GR-DDH-31		96	98	2	699
GR-DDH-32		0	16	16	2254
		122	124	2	1880
GR-DDH-33		64	82	18	1344
	AND	118	132	14	1239
	AND	150	152	2	1340
	AND	170	194	24	8122
	AND	234	238	4	5780
	AND	260	290	30	858
GR-DDH-34		34	36	4	1140
	AND	64	386	322	910
	INCLUDES	182	192	10	6387
GR-DDH-35		28	30	2	532

	AND	66	68	2	1990
	AND	140	142	2	1490
	AND	150	152	2	940
GR-DDH-36		52	60	8	1029
	AND	72	74	2	908
GR-DDH-37		18	20	2	559
	AND	60	62	2	869
	AND	70	80	10	1485
	AND	106	108	2	952
	AND	140	142	2	833
	AND	148	162	14	474
	AND	248	272	24	2402
	AND	286	299.2	13.2	479
GR-DDH-38		0	16	16	2458
	AND	28	32	4	2775
	AND	72	88	16	1433
	AND	102	106	4	780
	AND	118	122	4	445

Intercepts calculated using a 300 ppb Au lower cut-off, with all values > 10 ppm Au cut to 10 ppm Au



A WEST
EAST A'
DDH23
DDH11
DDH12
DDH15
DDH18
DDH14
DDH25
ANTIOQUIAN BATHOLITH
LEGEND
PPB AU
100 - 300
301 - 500
501 - 750
751 - 1000
1001 - 10,000
>10,000
COMPOSITE DRILL INTERCEPT READS 30 METRES AT 2264 PPB AU
30-2264
DRILL HOLE COLLAR-#
SHEAR/FAULT INTERPRETED FROM MAPPING\DRILL LOGS
SOCIEDAD KEDAHDA S.A.
DIAMOND DRILLING
GRAMALOTE RIDGE
SECTION A - A'
100 M
50 M

FIGURE 9.2A: Gramalote Ridge, Drill Section A – A'.

A statistical analysis of the geochemistry of gold mineralization at Gramalote Ridge was presented by Jahoda (2007; TABLE 9.2, below). The low levels of base metals and arsenic are highlighted.

TABLE 9.2: Geochemistry of Gold Mineralization at Gramalote Ridge

	Au(ppm)	Ag(ppm)	Cu(ppm)	Pb(ppm)	Zn(ppm)	Mo(ppm)	As(ppm)
Population	870	605	605	605	605	605	605
Max Value	10100	17.3	1620	42	139	442	6.3
Min Value	3	0.0	1	2	9	0	0.1
Median	178	0.3	35	7	38	0	0.3
Average	669	0.6	82	7	38	5	0.5


B
WEST
B'
EAST
DDH22
DDH26
DDH38
DDH10
DDH7
DDH6
DDH21
DDH24
ANTIOQUIAN BATHOLITH
ANTIOQUIAN BATHOLITH
INTERCEPTS CALCULATED USING
- 300 PPB AU LOWER CUT-OFF
- VALUES CAPPED AT 10 PPM AU
LEGEND
PPB AU
100 - 300
301 - 500
501 - 750
751 - 1000
1001 - 10,000
>10,000
30-2264
COMPOSITE DRILL INTERCEPT READS 30 METRES AT 2264 PPB AU
DDH19
DRILL HOLE COLLAR-#
SHEAR\FAULT INTERPRETED FROM MAPPING\DRILL LOGS
100 M
0
50 M
SOCIEDAD KEDAHDA S.A.
DIAMOND DRILLING
GRAMALOTE RIDGE
SECTION B - B'
FIGURE 9.2B: Gramalote Ridge, Drill Section B – B'.

Based upon the results of Round 2 drilling reporting by AngloGold Ashanti (Jahoda, 2007), states that:

> *Drilling has proved the continuation of gold mineralization in the Gramalote target. The drilling results will be use to carry on a preliminary resource evaluation starting in June 2007. Four samples will be submitted to a Lab in Reno for leaching, CIP and gravity metallurgical tests; results are expected by the end of August 2007. The results of the*

metallurgical tests and the mineral resource study will define any further drilling at Gramalote. The regional work continues and if new targets are identify (sic) drilling will take place in 2008.


C
C'
WEST
EAST
DDH29
DDH27
DDH19
DDH8
DDH5
DDH2
DDH1
ANTIOQUIAN BATHOLITH
LEGEND
PPB AU
100 - 300
301 - 500
501 - 750
751 - 1000
1001 - 10,000
>10,000
COMPOSITE DRILL INTERCEPT READS 30 METRES AT 2264 PPB AU
DRILL HOLE COLLAR-#
SHEAR\FAULT INTERPRETED FROM MAPPING\DRILL LOGS
100 M
50 M
SOCIEDAD KEDAHDA S.A.
DIAMOND DRILLING
GRAMALOTE RIDGE
SECTION C - C'

FIGURE 9.2C: Gramalote Ridge, Drill Section C – C'.

In order to better define gold resources at Gramalote, AngloGold Ashanti (via Sociedad Kedahda S.A.) initiated a Round 3 drill program in August, 2007. This program was initially planned for five infill holes in the La Cascada-Gramalote Ridge area (FIGURE 9.1), and was still underway as of the writing of this report. Results to date have not been made available to the author. Due to delays in sample permitting and transport, metallurgical testing did not begin until late August, 2007. Testing was still underway as of this writing (see section 14 for more details). Further information regarding AngloGold Ashanti Ltd's preliminary resource evaluation at Gramalote Ridge is given in section 15, below.


D WEST
EAST D'
DDH23
DDH13
DDH16
DDH17
DDH9
ANTIOQUIAN BATHOLITH
SOCIEDAD KEDAHDA S.A.
DIAMOND DRILLING
GRAMALOTE RIDGE
SECTION D - D'
LEGEND
GRAMALOTE RIDGE TUNNEL

FIGURE 9.2D: Gramalote Ridge, Drill Section D – D'.

9.2 DRILL EVALUATION OF OUTLYING TARGETS

To date, limited scout or reconnaissance-style drilling has been completed on only one outlying target in the Gramalote Property; Cristales. At Cristales, 749.8 meters were completed in three holes during Q4, 2006, as part of the Gramalote Ridge Round 2 program (Figure 9.3; Table 9.4). In general, mineralization at Cristales is contained within granodiorite of the Antioquian batholith, and within various phases of dioritic to granodioritic porphyry dykes intruded into a broadly NNW to NNE trending structural zone. These late unmineralized porphyries host strong fracturing and argillic-phyllic alteration, but apparently contain no significant gold intervals. Alteration minerals include illite-smectite and carbonates. Hole CR-DDH-01 returned an upper section of 32 metres @ 0.41 ppm Au, with values as high as 2.8 ppm Au over a two-meter interval. Mineralization was abruptly truncated in the lower section of the hole by post-mineral porphyry dykes. Hole CR-DDH-02 returned an upper section of 64 metres @ 0.54 ppm Au, with values as high as 3.6 ppm Au over a two-metre interval. As with CR-DDH-01, mineralization appears abruptly truncated in the lower section of the hole. Hole CR-DDH-03 contained no significant mineralized intervals.

In general, drilling results at Cristales were significantly lower than results returned from previous surface sampling. This could be due to some degree of gold enrichment and "mushrooming" of residual gold, both commonly taking place in the near surface oxide zone of saprolitized soil profiles. Additionally, within the fresh rock profile, clear internal dilution by the late unmineralized porphyry dyke swarm clearly has a negative effect on the overall composite Au grades. Finally, the alteration assemblage in the granodiorite at Cristales is observed to be significantly lower temperature (illite-smectite dominant) in comparison to the phyllic-potassic assemblage, with which higher gold grades are associated at Gramalote. In this case it is noteworthy that Cristales is located almost 400 metres topographically higher than Gramalote, a difference which could have a direct effect upon the observed alteration assemblages. The La Malasia target, which is adjacent, directly to the south of Cristales, and over 100 metres topographically lower, perhaps permits more direct surface access to the deeper parts of the Cristales mineral system. Additional exploration could proceed from there.

In conclusion, given it's proximity to mineralization at Gramalote Ridge, it is recommended that additional work at Cristales-La Malasia, including surface sampling, mapping and diamond drilling be completed. Additional details are provided in section 18, Recommendations, below.


GRAMALOTE RIDGE 3 KM
ANTIOQUIAN BATHOLITH
ROCK QUARRY
DDH3
DDH2
DDH1
CRISTALES TOWNSITE
N
meters
ANTIOQUIAN BATHOLITH
SOCIEDAD KEDAHDA S.A.
CRISTALES TARGET
SCOUT DRILLING

FIGURE 9.3: Diamond drill hole locations at the outlying Cristales target.

TABLE 9.3: Drilling and Results in the Cristales Outlying Target.

HOLE #	EAST	NORTH	ELEV (m)	AZ	DIP	DEPTH (m)	COMMENTS\RESULTS
CR-DDH-01	508770	716753	1233	260	-59	249.6	32 m @ 0.41 ppm Au
CR-DDH-02	508676	716745	1240	269	-60	250.05	64 m @ 0.54 ppm Au
CR-DDH-03	508547	716741	1322	273	-60	270	No Significant Intervals

10. SAMPLING METHOD AND APPROACH

To date about 9,900 samples of all types (including drill core) have been collected for geochemical \ analytical purposes by Sociedad Kedahda S.A. within the Gramalote property [APPENDICES 1B, 1C and 1D]. Based upon sampling method and target materials, five types of samples have been collected within the property:

1) Active Stream Sediment Samples
2) Soil samples
3) Local and regional chip and channel rock samples of *in situ* materials from outcrop, artisanal mine workings and the Gramalote Ridge tunnel, across \ peripheral to, zones of observed alteration \ mineralization (total about 1,384, including (4) below)
4) Local and regional chip \ grab rock samples of non-*in situ* materials from float, colluvium or artisanal mine dumps
5) Samples collected from diamond drill core (about 5,387 in total)

Sampling method and approach as used by Sociedad Kedahda S.A. are described for each of these sample types.

1) Active Stream Sediment Samples: To September, 2007, *ca.* 277 stream sediment samples had been collected within the Gramalote property by Sociedad Kedahda S.A. These samples were collected in pre-selected second and third order drainages, a minimum of 80 metres upstream from confluence points with other drainages. A suitable site along the active channel was selected and materials were passed through -200 mesh stainless steel sieves. The -200 mesh component plus water was collected in heavy-gauge five litre plastic bags. Clay flocculent, "SuperFloc" was added and all suspended materials were allowed to settle. Water was decanted down to *ca.* 500

millimetres and the solid plus remaining liquid portion of the sample was transferred to numbered, rigid, sealable one (1) litre plastic containers. The numbered laboratory sample tag was taped to the outside of the container. Upon return to base, samples were inventoried and packed up-right into wooden crates and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying and preparation. Information regarding the location and nature of all stream sediment samples collected by Sociedad Kedahda S.A. at Gramalote is tabulated in APPENDIX 1C.

2) Soil Samples: In the absence of continuous outcrop exposure in most of the area surrounding Gramalote Ridge, grid controlled soil samples were collected in order to define the limits of the mineralized system. Sociedad Kedahda S.A. has collected about 2,853 soil samples throughout the Gramalote property to date. Two-to-three kilogram bulk samples were collected with Dutch-style soil augers at between one and three metres depth in order to collect *in situ* C-horizon saprolite. This collecting technique avoids surficial transported materials and overburden (ash, organic cover) and surficial residual gold enrichment and dispersion effects, producing results approximating those of the grade of unweathered bedrock mineralization, wherever present. Samples were described by a supervising geologist and sealed within numbered plastic sample bags. Upon return to base, samples were inventoried and packed into sacks and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Samples were prepared (crushed, split and pulped) in bulk (not screened) and analysed by standard assay techniques. Information regarding the location and nature of all soil samples collected by Sociedad Kedahda. S.A. at Gramalote is tabulated in APPENDIX 1D.

3) Chip and channel rock samples of *in situ* materials were collected with a geological pick\hammer and chisel or metal spatula. In some cases, where surface materials were extremely fresh (unweathered) and hard, such as in the tunnel at Gramalote Ridge, channelling was facilitated by the use of a hand-held, gas-powered rock saw. To September, 2007, 1,384 rock chip \ channel \ grab samples were collected within the Gramalote property by Sociedad Kedahda. S.A. In the case of *in situ* sampling (panels, channels), five kilograms or more of material were generally allowed to fall upon a clean plastic sheet spread in front of the out crop. The entire sample was described by a supervising geologist, and sealed in numbered plastic bags containing laboratory sample

tags. Upon return to the base, samples were inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying and preparation. Information regarding the location and nature of all chip and channel samples collected by Sociedad Kedahda S.A. at Gramalote is tabulated in APPENDIX 1B.

4) Chip \ grab rock samples of non-*in situ* materials essentially represent samples of selected materials. Again, chips of the selected materials were separated from the main mass with a geological pick and chisel. In the case of larger blocks, numerous scatter chips of the material were collected from across the block. Generally, representative samples greater than *ca.* two kilograms were collected. In the case of sampling for metallurgical purposes (section 14, below), between five and ten kilograms of the target material were collected. All samples were described by a supervising geologist, and sealed into numbered plastic sample bags. Again, samples were inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying and preparation.

5) Samples collected from diamond drill core at Gramalote were collected after the core was boxed, measured, had the recovery per drilled interval calculated, and was logged for geological, mineralogical and alteration features by a supervising geologist. Due to the bulk mineable nature of the target at Gramalote, Sociedad Kedahda. S.A. decided to sample core at consistent two-meter intervals throughout. Core for individual holes was measured and two meter samples intervals were laid out along the cores entire length. The core was cut using a diamond core saw and *ca.* 50% of the core for each interval was randomly selected and sealed into number plastic sample bags. Samples were later inventoried and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Results and descriptions for Gramalote property core samples are contained in APPENDIX 2B.

Based upon the concordance with results from previous companies at Gramalote, and the QA\QC procedures and check sampling programs utilised by Sociedad Kedahda S.A., sample results obtained at the Gramalote property appear to be accurate and highly reliable. Both surface and core sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling and upon petrographic and metallurgical observations.

Samples collected on 19 and 20 September 2007 by the author (QP) consisted of chip samples of outcrops, trenches, and drill core (Figure 8.1, Appendix 5). These were collected as part of a two-day, reconnaissance scale, property evaluation program, and only represent a preliminary assessment of the potential of the property. Each sample location was surveyed with a hand-held Global Positioning System (GPS).

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples were prepared and analysed by the ALS Laboratory Group's minerals division, ALS Chemex. The sample preparation facility is located in Bogota, Colombia, whilst analytical facilities are located in Lima, Peru and in Vancouver, Canada. Preparation in Bogota was supervised by a designated sample preparation manager sent from the ALS Chemex lab in Lima. The ALS Group and ALS Chemex is an international company contracting services to the mineral exploration industry throughout the world. The Lima lab has Bureau Verita Quality International (BVQI) ISO 9001:2000 certification as well as INDECOPI 17025 Accreditation, whilst the Vancouver lab has QMI ISO 9001:2000 certification and ISO 17025 accreditation from the Standards Council of Canada. Information regarding ALS Chemex certification, quality control and sample preparation and analytical procedures, including copies of Certificates for individual laboratories may be reviewed and obtained *via* the internet at: www.alsglobal.com/mineral/labs/quality.

The following procedures were utilized at ALS Chemex in Bogota, Lima and Vancouver, in the 1) preparation and 2) analysis of rock, diamond drill core, soil and stream sediment samples from the Gramalote project area.

1) Sample Preparation

Rock and Drill Core Sample Preparation

- Samples were inventoried, sorted and organized for preparation
- Each entire sample was dried at 110 degrees Celsius
- Entire sample was crushed to 70% - 2 mm
- Entire -2 mm crush was passed through a riffle splitter until a representative one kg split was achieved
- The one kg -2 mm split was pulverized to 85% -200 mesh

- Pulp was split until a representative 250 gram pulp split was achieved, packaged and shipped to Lima, Peru and\or Vancouver, Canada for analysis
- Both coarse reject and pulp reject were packaged, marked and placed into storage in Bogota

Soil Sample Preparation

- Samples were inventoried, sorted and organized for preparation
- Each entire sample was dried at 60 degrees Celsius
- Entire sample was sieved and all -80 mesh material was collected
- Entire -80 mesh separate was pulverized to 85% -200 mesh
- Pulverized materials were packaged for shipping and analysis in Lima, Peru and\or Vancouver, Canada
- Coarse reject materials were placed into storage in Bogota

Stream Sediment Sample Preparation

- Samples were inventoried, sorted and organized for preparation
- Each entire sample was dried at 60 degrees Celsius
- Entire samples (generally about 500 g) were homogenized and packaged for shipping and analysis in Lima, Peru and\or Vancouver, Canada (no further crushing\pulverization was required as samples are collected *via* screening to -200 mesh)

2) Sample Analysis

Rock, Drill Core, Soil and Stream Sediment Sample Analysis

- Rock, drill core, soil and stream sediment pulps received in the Lima and\or Vancouver analytical laboratory were inventoried and organized for analysis
- Individual pulps were homogenized to avoid potential settling effects during transport and a representative 50 g split was taken
- The 50 g charge was subjected to standard fire assay for Au
- In the case of rock and drill core samples, the resulting fire assay bead was dissolved and an atomic absorption spectrometer used to measure the gold content
- In the case of soil and stream sediment samples, gold content was measured using ICP-AES
- Rock and drill core samples returning values higher that 10,000 ppb Au (detection limit for AA) were re-analyzed using a gravimetric finish to determine their exact gold value

- For multi-elemental analyses of all samples, a separate 10 g split was taken from the original pulp.
- For rock and core samples, the 10 g charge was subjected to four-acid total digestion and the resulting solution was analyzed by ICP-MS and \ or atomic absorption, for up to 30 additional base and trace metals. Samples containing metals of interest (*e.g.* Cu, Mo, Pb, Zn) exceeding the limits of detection for ICP-MS were re-analysed using the atomic absorption method.
- For soil and stream sediment samples, the 10 g charge was subjected to Aqua Regia digestion and the resulting solution analyzed by ICP-MS and \ or atomic absorption, for up to 30 additional base and trace metals. Samples containing metals of interest (*e.g.* Cu, Mo, Pb, Zn) exceeding the limits of detection for ICP-MS were re-analyzed using the atomic absorption method.

As part of its sample quality control system, Sociedad Kedahda S.A. applies the same sample management that AngloGold Ashanti Ltd. utilizes on a global level in all its early phase ("greenfields") exploration programs. This includes recording each individual sample on a uniquely numbered sample card, and, upon analysis of a sample series, inserting sample duplicates, sample standards and sample blanks.

The general "rule-of-thumb" for all sampling, is that for every series of 25 samples of any type collected; one sample is duplicated, and one commercially purchased standard and one proven blank, are inserted (thus a 25 sample batch consists of 22 original samples, one duplicate, one standard and one blank). Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Sociedad Kedahda S.A. were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 100 ppb Au to 3000 ppb Au are used, and are thought to be high reliable in their advertised gold contents. For blanks, Sociedad Kedahda S.A. uses a clean, fine-grained quartz arenite sandstone, available in large volume from rock quarries near Bogota. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex laboratory at the request of Sociedad Kedahda S.A. Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analysed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Sociedad Kedahda S.A.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by the Kedahda's in-house Geochemical Database Administrator (a professional geologist) in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

The author is of the opinion that an adequate methodology is maintained with respect to sample collection, preparation, analyses and security.

During Sept. 19 and 20, 2007 the author collected 12 samples from outcrops, drill core and from an adit on the Gramalote property. These samples were packed in plastic bags sealed with plastic zap straps and taken by the author to the ALS Chemex laboratory in Bogota, Colombia. The 12 rock samples (APPENDIX 3A, 3B) were analyzed for Au, Ag and Cu by ALS Chemex using their Au AA-24, Au GR22, Ag AA-61, and CU AA-61 methods. Au AA-24 is a fire assay method using Atomic Absorption Spectroscopy, while Au GR22 is a fire assay method using Gravimetric Analysis. Further details on the analytical methods are available from ALS Chemex laboratories.

12. DATA VERIFICATION

Samples 41701 to 41712 were collected from the Gramalote property (Appendix 3A and 3B) to verify results obtained by Sociedad Kedahda S.A.

Samples 41701 and 41702 were collected from altered wall rock and a narrow 10 centimetre-wide quartz vein in the Los Mangos area of the property which had been exposed by hydraulic

mining. It was understood that this was not a well mineralized area but the author wished to compare values in the vein with the wall rock. Both samples contained low anomalous concentrations of gold (107 and 41 ppb Au respectively), the wall rock with higher gold values than the vein. Samples 41703 and 41704 were taken from a trench on the Las Torres area of the property. They correspond to SK #12010212 and 12010213, contiguous samples in altered quartz diorite.

Both samples returned higher gold values (4,260 ppb Au versus 3,300 ppb Au and 668 ppb Au versus 281 ppb Au respectively) than those reported by Sociedad Kedahda S.A., possibly because they were discontinuous chip versus panel samples which may have prejudiced sampling. The strongly anomalous values were confirmed.

Samples 41705 and 41706 were taken in the tunnel (Fig 9.1) which extends about 250 metres SW from is entrance in the central part of the property. Sample 41705 was taken to test 10 ppm Au values in SK#12017618. The SK channel sample ran along a shallow dipping band of mylonite in the tunnel wall. The author's continuous chip sample was taken below this zone to test fairly uniformly altered quartz diorite outside the fault zone. It returned 415 ppb Au, confirming that the higher grades are probably sustained in small faults and veins within the overall alteration. Sample 41706 was taken in an area of fairly uniform alteration to check SK# 12017621. It returned 3,660 ppb Au versus 2,020 ppb Au, confirming Sociedad Kedahda's results.

Samples 41707 and 41708 are from sawn core from DDH 13 (Figure 9.1). 41707 was taken from a moderately mineralized zone with fairly uniform alteration and no major chalcopyrite-bearing quartz veins. It returned 2,280 ppb Au versus 2,160 ppb Au (SK# 10009153), confirming previous values. Sample 41708 (SK #10009185) was taken to verify a high value (6,390 ppb Au). Several chalcopyrite-rich quartz veins were avoided, reducing the interval to 1.26 metres from 2.0 metres, and returning a value of 1,860 ppb Au, confirming that there is significant gold mineralization in the altered diorite, but that the higher values appear to be sustained by copper-bearing veins and faults.

Samples 41709 and 41710 are from sawn core from DDH 27. 41709 matches SK# 10011758 (10 g Au\t) but returned 3,090 ppb Au. This interval contained disseminated pyrite and chalcopyrite with only minor veining, and while still strongly anomalous, was expected to match

earlier values better. This is indicative of the 'nugget effect' difficulty when sampling rocks containing free gold. Sample 41710 was from a zone of similar alteration to 41709, was taken to verify SK# 10011766, returning 2,740 ppb Au versus.3,080 ppb Au, confirming anomalous values of gold.

Sample 41711 from DDH 07 was taken from part of SK# 10002691 (+10 g Au\t), excluding several chalcopyrite-bearing quartz veins, and returned 340 ppb Au, confirming again that disseminated mineralization in the altered diorite does carry anomalous gold, but that the high values are in the sulphide bearing veins. Composite samples at Gramalote show substantial intersections averaging 2-3 g Au\t overall. Sample 41912 (SK# 10011510) from DDH 25 in the El Barzal area returned 357 ppb Au versus 1405 ppb Au. No obvious reason for this divergence other than the 'nugget effect' can be offered, although the sample is anomalous in gold.

13. ADJACENT PROPERTIES

The Gramalote property is located within the Antioquian batholith metallotect, which contains literally hundreds of known mineralized centres. Sociedad Kedahda S.A. and other third party mineral title holders hold mineral concessions over various historic and artisanal mining districts throughout the Antioquian batholith, including minerals titles adjacent to the mineral titles described in the joint venture agreement between Sociedad Kedahda S.A. and B2Gold Corp., as illustrated in FIGURE 3.2, above. Technical information describing exploration programs and results or mineralization styles outside of the Area of Interest as described in the Sociedad Kedahda – B2Gold Corp. joint venture, if it exists, has not been sought after, nor has it been made available to the author during the writing of the present report. Should such information exist, it would not presently form part of the Sociedad Kedahda S.A. – B2Gold Corp. joint venture pertaining to the Gramalote property.

The author acknowledges that mineralization, if encountered on the adjacent properties, is not necessarily indicative of, or physically associated with the mineralization on the Gramalote property, and an attempt has been made to clearly indicate that any mineralization styles discussed herein are site specific within the confines of the Gramalote property.

14. MINERAL PROCESSING & METALLURGICAL TESTING

Two preliminary investigations of the metallurgy of mineralization at Gramalote have been undertaken to date by Sociedad Kedahda S.A., the first of these at SGS Lakefield Research,

Santiago, Chile, the second at Knapps, Cassiday and Associates, Reno, Nevada. The following comments regarding these investigations are noteworthy.

SGS Lakefield Research S.A., Santiago, Chile: This test was undertaken in Q1, 2004. Process and results are described by Sepulveda (2004) and Jahoda (2007). Samples of sulphide-bearing, (*i.e.* no weathering\supergene oxide content) altered\mineralised materials were collected from five artisanal mine dumps\underground workings distributed around Gramalote Ridge. Six samples of six kilograms each, were collected at each locality, for a total of thirty samples. These samples were washed, described and analysed for gold. Based upon the analytical results, ten samples covering a range of gold grades, were selected for metallurgical test work and sent to SGS Lakefield in Santiago.

The present author inspected all artisanal workings at Gramalote Ridge, including the mine dumps from which all of the above metallurgical samples were collected. Well altered\mineralized materials are available at all of the workings, and include mineralisation containing abundant sheeted veining, quartz and strong K-spar and sericite alteration, typical of Gramalote-style mineralisation Visible sulphide minerals including pyrite, chalcopyrite, sphalerite and molybdenite are commonly observed. This mineralisation is considered representative of strong, generally structurally-controlled mineralization at Gramalote, and is similar to materials commonly grading in excess of 3 ppm Au observed in diamond drill core.

Samples were prepared and subject to Orientation Bottle Roll Testing, in order to determine the cyanide soluble gold content from each sample, as follows;

- Samples were prepared via crushing and pulping to 100% -200 mesh
- One kilogram of pulverised material was used for leaching
- Total solution volume, 1.5 litres
- Leach time, 24 hours
- Natural aeration
- Initial NaCN concentration, 0.5 g/l
- pH of 10.5, controlled by the addition of lime

Five samples of leachate from each sample were collected following 1, 2, 6, 12 and 48 hours of leaching. Each sample was analysed for gold and for cyanide, and the pH was recorded. Following 48 hours of leaching, the leached pulp was filtered, washed and dried at 80 degrees

C, and analysed for gold. Total gold recovery was calculated based upon mass balance between the original head grade and the grade of the leached pulp.

Jahoda (2007) reports that recoveries ranged from 81 and 97 %, as presented in the graph below, from mineralized, fresh (sulphide-bearing) materials. Based upon these results, it was concluded that relatively high levels of gold can be leached from artisanal workings at Gramalote Ridge which have been ground to 100% -200 mesh, using standard cyanide-based leaching techniques.



Maximum dissolution of Gold
% Au dissolution
120
100
80
60
40
20
0
94.7
88.2
91.4
95.3
94.4
80.1
89.9
95.2
96.3
96.6
Met sample-1
Met Sample 2
Met Sample 3
Met Sample 4
Met Sample 5
Met Sample 6
Met Sample 7
Met Sample 8
Met Sample 9
Met Sample 10
Sample

Fig. 14.1: Recoveries of gold from leaching test

Knapps, Cassiday and Associates, Reno, Nevada: In August of 2007, upon the completion of tunnelling and Round 2 diamond drilling at Gramalote Ridge, Sociedad Kedahda S.A. sent four composite samples for 1" crush and 2" crush materials from core and underground excavations to Knapps, Cassiday and Associates for metallurgical column leach testing. These samples were specifically selected by Sociedad Kedahda S.A., based upon detailed logging and analytical results, to be representative of potentially bulk mineable materials from Gramalote, both with respect to the range of grades selected, and with respect to the contained sulphide and alteration mineralogy. Based upon inspection of the underground bulk sampling sites and various metallurgical sample core intervals by the present author, this second set of metallurgical samples is representative of materials exposed in the Kedahda tunnel and in core, which based upon previous analyses, would average in the 500 to 2500 ppb Au range. It is

concluded that the samples are representative, both mineralogically and in terms of gold grade, of potentially bulk mineable materials at Gramalote.

15. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As recorded by Jahoda (2007) an in-house mineral resource estimate will be completed by AngloGold Ashanti Ltd. (B2Gold Corps' joint venture partner). It is the intention of AngloGold Ashanti Ltd. to publish a JORC compliant mineral resource for Gramalote when sufficient information is available to present such a study. No resource estimates will be published beforehand. Information presently lacking for "compliant" presentation includes; 1) the results and interpretation of metallurgical test work, 2) infill drilling in certain areas at Gramalote Ridge, 3) the estimation of certain costs and economic parameters, and 4) the preparation of an integrated geological\grade-tonnage\economic model for the deposit. AngloGold Ashanti has not revealed to B2Gold Corp. when all of this information will be available.

16. OTHER RELEVANT DATA AND INFORMATION

The Gramalote property is located in Colombia, and therefore carries certain political and country risk beyond that found in other South American jurisdictions. Colombia is host to a disperse and long-running insurgency that at times in the recent past has manifested itself in widespread civil conflicts. Company management has warranted to the author that they employ a comprehensive corporate security program to ensure the safety of all personnel and project sites. This program includes the use of highly trained and experienced internal security personnel working in cooperation with military and civil organizations. Independent international risk assessors provide external advice and audit services on a regular basis.

17. INTERPRETATION AND CONCLUSIONS

The Gramalote property is located within an historically significant gold producing region, centered in and around the Antioquian batholith in the northern portion of Colombia's Central Cordillera. Despite widespread historic through to important modern-day gold production, this region is, from a present-day standpoint, essentially unexplored with respect to gold and other metals. Exploration conducted by B2Gold Corps' joint venture partner AngloGold Ashanti Ltd., has outlined an important and potentially significant gold resource contained within the Gramalote property. This potential resource may be considered in three forms; 1) the advanced

phase, drill-explored resource at and immediately surrounding Gramalote Ridge, 2) the various early phase outlying targets identified within an approximately five kilometre radius of Gramalote Ridge, and 3) additional rock and stream sediment sample-supported targets which can be inferred from first-pass reconnaissance work completed in parallel with the advanced phase activities.

With respect to Gramalote Ridge, AngloGold Ashanti Ltds' surface exploration and drilling program have successfully outlined a significant gold system extending over an area of somewhat more that one square kilometre, centered about Gramalote Ridge. Mineralization is contained within numerous tens-of-metres scale, structurally-related corridors which commonly contain gold grades exceeding 1 ppm. The widespread nature of mineralization, grade and topographic disposition lend a clear large-tonnage, bulk-mineable potential to this Intrusion-Related gold system. Infill drilling, metallurgical testing and preliminary block modeling and resource calculations, all managed by AngloGold Ashanti Ltd., are presently underway. The results of these studies and their pending publication are beyond the control of B2Gold Corp. and can only be made available to the public upon the review, approval and full authorization of AngloGold Ashanti Ltd. It is expected that this information will be forthcoming in early in the first quarter of 2008 or beforehand.

With respect to the outlying targets, exploration is at an incipient stage. Initial indications however suggest that various targets, including La Concha, La Trinidad, El Limon, Cristales and La Malasia among others, form satellite and outlying extensions to the Gramalote Ridge structural and alteration model, and could develop into important or even stand-alone targets in their own right. Based upon exploration completed to date by AngloGold Ashanti Ltd., many of the outlying targets are considered ready for scout-style diamond drilling programs.

The style of mineralization observed within the Gramalote property, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that Gramalote is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, it is concluded that numerous additional strong gold anomalies exist within the AngloGold Ashanti Ltd. – B2Gold Corp. Gramalote property Area of Interest, which deserve additional definition via prospecting and grid-based rock and soil sampling.

18. RECOMMENDATIONS

AngloGold Ashanti Ltds' exploration results to date justify B2Gold Corps' entrance and possible future participation in all phases of exploration and potential development throughout the Gramalote Property. AngloGold Ashanti Ltd. has presented a business plan and time line for additional work at Gramalote, which includes US$9.0 M in expenditures at Gramalote Ridge and surroundings. Infill and satellite drilling, metallurgical testing, geotechnical studies and resource modeling will be the primary focus of these expenditures. B2Gold Corp. will enjoy a carried interest in the Gramalote property throughout this exploration period.

Based on the favourable exploration results to date, the Gramalote property is of sufficient merit to warrant continued exploration. The cost breakdown for the present investigations, as presented by AngloGold Ashanti Ltd. is as follows;

TABLE 18.1: BUDGET PRESENTED BY ANGLOGOLD ASHANTI LTD. FOR PRE-FEASIBILITY EXPLORATION AND DEVELOPMENT OF THE GRAMALOTE PROPERTY

DESCRIPTION	AMOUNT
Diamond Drilling	
Site preparation/access (tractor, back hoe)	$230,000
Infill Drilling (15,000 m HQ/NQ) (15,000m @ US$250 per metre)	$3,750,000
Satellite Drilling (10,000 m HQ/NQ (10,000m @ US$250 per metre)	$2,500,000
Geochemistry lab costs (18,000 samples x US$40 per sample)	$720,000
Personnel: geologists and support (2 project geologists at ten months x C$100,000 per month plus two junior geologists and support staff of technicians, labourers, social, environmental, security and logistics personnel)	$500,000
Technical Studies	
Metallurgical Testing (North America lab)	$600,000
Geotechnical Studies	$250,000
Resource Modelling	$150,000
Logistics and Support	
Gramalote camp costs	$250,000
Transport: air and ground (in country)	$50,000
Project total ($ USD)	***$9,000,000***

The character of the Gramalote Property is, in the opinion of the author, of sufficient merit to justify AngloGold Ashanti Ltds' recommended program and B2Gold Corps' participation in the joint venture as defined and potential development at Gramalote. Under the existing contractual agreements, B2Gold Corp. will have a carried interest in development of the Gramalote property until AngloGold Ashanti Ltd. has completed feasibility-level investigations on or before July, 2010.

Dahrouge Geological Consulting Ltd.

October 22, 2007
Edmonton, Alberta

John Gorham, B.Sc., P.Geol.

19. REFERENCES

AGA, 2007a, AngloGold Ashanti Ltd., Colombian Greenfields First Quarter 2007 Quarterly Report, 39 p.

AGA, 2007b, AngloGold Ashanti Ltd., Colombian Greenfields Second Quarter 2007 Quarterly Report, 37 p.

Cediel, F., and C. Cáceres, 2000, Geological Map of Colombia, 1: 2,000,000, Geotec Ltd., Bogotá, Third Edition, digital format with legend and tectono-stratigraphic chart.

Cediel, F., Shaw, R.P. and Cáceres, C., 2003, Tectonic Assembly of the Northern Andean Block, *in* Bartolini, C., R.T. Buffler, and J. Blickwede, eds., The Circum Gulf of Mexico and Caribbean: Hydrocarbon habitats, basin formation, and plate tectonics: AAPG Memoir 79, p. 815 - 848.

Hart, C.J.R., 2005, Classifying, Distinguishing and Exploring for Intrusion-Related Gold Systems *in* The Gangue, Issue 87, October, 2005 *published by* Geological Association of Canada, Mineral Deposits Division,18 p.

Jahoda, R., 2007, The Gramalote Gold Project, San Roque, Antioquia, Central Colombia: First & Second Round Drilling Report, Sociedad Kedahda S.A. (AngloGold Ashanti Ltd.), Bogota, May, 2007, 20 p., ***includes*** Jahoda, R., 2007, The Gramalote Gold Project, San Roque, Antioquia, Central Colombia: First & Second Round Drilling Report, Sociedad Kedahda S.A. (AngloGold Ashanti Ltd.), Bogota, ANNEX \ UPDATE TO REPORT PRESENTED IN MAY, 2007, August, 2007, 4 p.

Padilla, R, 2005, Analysis of Surface Rock Sampling at the Gramalote Prospect, Sociedad Kedahda S.A. Internal Presentation, September, 2005, 2 slides

Restrepo, V., 1883, *Estudio sobre las minas de oro y plata en Colombia*, reprinted in 1979 by the Fondo Rotatorio de Publicaciones FAES, 1979, Medellín, 259 p.

Sepúlveda, O., Prospecto Gramalote, Sociedad Kedahda S.A. Internal Report, December, 2003, 13 p.

Sepúlveda, O., 2004, Muestreo para Pruebas Metalúrgicas, Prospecto Gramalote, Sociedad Kedahda S.A. Reporte Interno, 3 p.

Shaw, R.P., 1996, Exploration Activities in Colombia, 1995: A Brief History, Metallica Resources Inc. Internal Report, 30p.

Shaw, R.P., 1999, Gramalote Project (Minas Gramalote, El Retiro, El Mango, La Reina, El Barzal), Providencia, Antioquia, Colombia, Technical Summary.

Shaw, R.P., 2003, Colombia: A "Ten-Best-Picks" Analysis of Gold Metallogeny and Project Potential, prepared for AngloGold, Lima, Peru, January, 2003, 202 p.

Sillitoe, R.H., 1991, Intrusion-Related Gold Deposits *in* Foster, R.P. (ed.), Gold Metallogeny and Exploration, Blackie, Glascow, p. 165-209

Sillitoe, R.H., 2005, Comments on the Quinchia, Quebradona and Gramalote Prospects, Colombia, *prepared for* Sociedad Kedahda S.A., June, 2006, 11 pp.

Sillitoe, R.H. (2006): Comments on the initial drilling results from the Quinchia, La Mina and Gramalote gold prospects, Colombia *prepared for* Sociedad Kedahda S.A., July, 2006, 13 p.

Valencia, M., 2006, Reporte Tecnico: Cartografía Geológica – Estructural, Proyecto Gramalote, Sociedad Kedahda S.A. Internal Report, September, 2006, 25 p.

West, R.C., 1972, La Minería de Aluvión en Colombia durante el Periodo Colonial, Imprenta Nacional, Bogotá, 131 p., 16 photo plates.

20. CERTIFICATE OF AUTHOR

I, John Gorham, of 11254 95A Street, Edmonton Alberta, do hereby certify that:

- I am a geologist of Dahrouge Geological Consulting Ltd., Suite 18, 10509 – 81 Ave, Edmonton, Alberta, T6E-1X7.
- I am a graduate of the University of Calgary, Calgary, Alberta, with a B.Sc. in geology, 1976
- I have been a registered professional geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta since 1987, member M46239.
- I have been working as an exploration geologist since 1972 and have experience in base metal, precious metal, gemstone, industrial mineral and coal exploration.
- I am author of the report entitled "Summary Report on the Gramalote property" located in Antioquia Department, central Columbia dated October 22, 2007.
- I am independent of and hold no direct or indirect interest in B2Gold Corp. and expect to receive none for this work.
- I am a "qualified person" for the purposes of National Instrument 43-101.
- I have visited the Gramalote Property on September 19 and 20, 2007
- I am not aware of any material fact or material change related to this report that is not reflected in the technical report.
- I have had no prior involvement with the Gramalote property before I visited it in September, 2007
- I have read National Instrument 43-101 and the technical report has been prepared in compliance with this Instrument.
- I consent to the filing of this technical report by B2Gold Corp. with any stock exchange or other regulatory authority and any publication of this report by B2Gold Corp. for regulatory purposes, including electronic publication on websites accessible to the public

John Gorham, P. Geol.

Dated this 22nd day of October, 2007.

John Gorham, BSc, P.Geol.

APEGGA M46239

Appendix 1A

Gramalote Rock Samples
METALLICA RESOURCES INC., 1995
Analytical Results

Client:	GUAVITA, S.A.							
Concsn:	ANTIOQUIA RECONNAISANCE							
Smp ID:	GUACH-RPS-01...GUACH-RPS-11							
#Smpls:	11							
Attn.:	ROBERT SHAW							
Lab:	Monitor Geochemical							
Assay:	Au-Fire Assay(FA A.A./grav)							
Proj #:	GRAMALOTE							
Ref #:								
Lab #:	0006C							
Recd:	17-Jul							
Compl:	28-Jul							
Units:	ppm							
Smpl ID		FireAA	FireAA	Firegrav				
GUACH-RPS-01	0.027	0.034						
GUACH-RPS-02			1.371					
GUACH-RPS-03	0.274							
GUACH-RPS-04	0.651							
GUACH-RPS-05			1.269					
GUACH-RPS-06			3.086					
GUACH-RPS-07			3.223					
GUACH-RPS-08			3.086					
GUACH-RPS-09			1.2					
GUACH-RPS-10	0.24	0.24						
GUACH-RPS-11	0.017							
===================== End Part 2 / Begin Part 3 =====================								
Format: ASCII								
Name: 0039c.txt								
Client:	GUAVITA, S.A.							
Concsn:	GRAMALOTE ANTIOQUIA							
Smp ID:	Gram-RPS-08...Gram-SN-070							
#Smpls:	56							
Attn.:	ROBERT SHAW							
Lab:	Monitor Geochemical							
Assay:	Au-Fire Assay(FA A.A./grav)							
Proj #:								
Ref #:								
Lab #:	0039C							
Recd:	8-Sep							
Compl:	26-Sep							
Units:	ppm							
Smpl ID		FireAA	FireAA	Firegrav	Firegrav			
Gram-RPS-08	0.021	0.024						
Gram-RPS-09	-0.01							
Gram-SN-001	0.206							
Gram-SN-002	0.24							
Gram-SN-003	0.014							
Gram-SN-004	0.583							

Gram-SN-005			2.297				
Gram-SN-006			3.017				
Gram-SN-007			2.194				
Gram-SN-008			1.749	1.68			
Gram-SN-009			1.234				
Gram-SN-010	0.514						
Gram-SN-011			1.097				
Gram-SN-012			1.44				
Gram-SN-013	0.549						
Gram-SN-014	0.343						
Gram-SN-015	0.206						
Gram-SN-016	0.24						
Gram-SN-017	0.309						
Gram-SN-018	0.754	0.823					
Gram-SN-019			4.491	4.389			
Gram-SN-020	0.377						
Gram-SN-021			2.263				
Gram-SN-022			1.509				
Gram-SN-023			1.303				
Gram-SN-024			1.886				
Gram-SN-025			3.154				
Gram-SN-026	0.686						
Gram-SN-027	0.72						
Gram-SN-028	0.96	0.891					
Gram-SN-029	0.891						
Gram-SN-030	0.411						
Gram-SN-031			1.166				
Gram-SN-032			1.44				
Gram-SN-033	0.309						
Gram-SN-034			1.097				
Gram-SN-051	0.137						
Gram-SN-052	0.075						
Gram-SN-053	0.206						
Gram-SN-054	0.114	0.103					
Gram-SN-055	0.24	0.274					
Gram-SN-056	0.171						
Gram-SN-057	0.823						
Gram-SN-058	0.024						
Gram-SN-059	0.686						
Gram-SN-060	-0.01						
Gram-SN-061	0.96						
Gram-SN-062	0.113						
Gram-SN-063	0.309						
Gram-SN-064	0.034						
Gram-SN-065	0.127						
Gram-SN-066	0.514						
Gram-SN-067	0.309						
Gram-SN-068	0.154						
Gram-SN-069	0.686						
Gram-SN-070	0.823						
Name: 0041c-ag.txt							

Client:	GUAVITA, S.A.						
Concsn:	GRAMALOTE						
Smp ID:	GRAM-SN-035...GRAM-SN-086						
#Smpls:	29						
Attn.:	ROBERT SHAW						
Lab:	Monitor Geochemical						
Assay:	Ag-Fire Assay(FA A.A.)						
Proj #:							
Ref #:							
Lab #:	0041C						
Recd:	11-Sep						
Compl:	3-Oct						
Units:	ppm						
Smpl ID		FireAA	FireAA				
GRAM-SN-035	4.44						
GRAM-SN-036	1.89	1.88					
GRAM-SN-037	2.78						
GRAM-SN-038	0.24						
GRAM-SN-039	0.21						
GRAM-SN-040	0.15						
GRAM-SN-041	0.55						
GRAM-SN-042	0.43						
GRAM-SN-043	2.57	2.39					
GRAM-SN-044	1.58						
GRAM-SN-045	3.32						
GRAM-SN-046	6.21	6.38					
GRAM-SN-047	0.95	1.05					
GRAM-SN-071	1.06						
GRAM-SN-072	2.48						
GRAM-SN-073	1.37						
GRAM-SN-074	0.95						
GRAM-SN-075	0.43						
GRAM-SN-076	1.24						
GRAM-SN-077	0.47						
GRAM-SN-078	0.48						
GRAM-SN-079	1.48	1.37					
GRAM-SN-080	0.3						
GRAM-SN-081	2.62						
GRAM-SN-082	1.47						
GRAM-SN-083	2.88						
GRAM-SN-084	0.55						
GRAM-SN-085	1.21						
GRAM-SN-086	1.11						
Format: ASCII							
Name: 0041c-au.txt							
Client:	GUAVITA, S.A.						
Concsn:	GRAMALOTE						

Smp ID:	GRAM-SN-035...GRAM-SN-086						
#Smpls:	29						
Attn.:	ROBERT SHAW						
Lab:	Monitor Geochemical						
Assay:	Au-Fire Assay(FA A.A./grav)						
Proj #:							
Ref #:							
Lab #:	0041C						
Recd:	11-Sep						
Compl:	3-Oct						
Units:	ppm						
Smpl ID		FireAA	FireAA	Firegrav	Firegrav		
GRAM-SN-035			3.531	3.463			
GRAM-SN-036			1.543				
GRAM-SN-037	0.823						
GRAM-SN-038	0.137						
GRAM-SN-039	0.031						
GRAM-SN-040	0.034						
GRAM-SN-041	0.274						
GRAM-SN-042	0.127						
GRAM-SN-043			2.606				
GRAM-SN-044	0.754	0.823					
GRAM-SN-045			7.029				
GRAM-SN-046			11.143				
GRAM-SN-047	0.24						
GRAM-SN-071	0.343						
GRAM-SN-072	0.823						
GRAM-SN-073	0.514						
GRAM-SN-074	0.309						
GRAM-SN-075	0.141						
GRAM-SN-076	0.617						
GRAM-SN-077	0.24	0.24					
GRAM-SN-078	0.141	0.178					
GRAM-SN-079	0.686						
GRAM-SN-080	0.127						
GRAM-SN-081			1.646				
GRAM-SN-082	0.549						
GRAM-SN-083			1.029				
GRAM-SN-084	0.144						
GRAM-SN-085	0.387						
GRAM-SN-086			4.389	4.457			
===================== End Part 7 / Begin Part 8 ======================							
Format: ASCII							
Name: 0053c.txt							
Client:	GUAVITA, S.A.						
Concsn:	GRAMALOTE						
Smp ID:	GRAM-SN-048...GRAM-SN-087						
#Smpls:	4						
Attn.:	ROBERT SHAW						

Lab:	Monitor Geochemical							
Assay:	Au-Fire Assay(FA A.A./grav)							
Proj #:								
Ref #:								
Lab #:	0053C							
Recd:	2-Oct							
Compl:	25-Oct							
Units:	ppm							
Smpl ID		FireAA	FireAA	Firegrav	Firegrav			
GRAM-SN-048	0.96	0.891						
GRAM-SN-049	0.048							
GRAM-SN-050			10.423	10.594				
GRAM-SN-087			3.257	3.429				
===================== End Part 8 / Begin Part 9 =====================								
Format: ASCII								
Name: 0066c.txt								
Client:	GUAVITA, S.A.							
Concsn:	GRAMALOTE ANTIOQUIA							
Smp ID:	GUST-RPS-01...GRAM-RPS-17							
#Smpls:	10							
Attn.:	ROBERT SHAW							
Lab:	Monitor Geochemical							
Assay:	Au-Fire Assay(FA A.A./grav)							
Proj #:								
Ref #:								
Lab #:	0066C							
Recd:	27-Oct							
Compl:	6-Nov							
Units:	ppm							
Smpl ID		FireAA	FireAA	Firegrav	Firegrav			
GRAM-RPS-10	0.041							
GRAM-RPS-11	0.226							
GRAM-RPS-12	0.069							
GRAM-RPS-13			2.297	2.16				
GRAM-RPS-14	0.48							
GRAM-RPS-15			1.749					
GRAM-RPS-16	0.446							
GRAM-RPS-17	0.72	0.789						

Appendix 1B

Gramalote Rock Samples
SOCIEDAD KEDAHDA S.A., 2003-2007
Descriptions and Results

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gramalote Ridge	2056381	O	11/26/03	509563	719514	965	chan	0	FeOx	Mod	Vnlets	707	2.9	13	41	323
Gramalote Ridge	2056382	O	11/26/03	509574	719518	955	chan	0	FeOx	Mod	Fract	936	1.0	4	72	323
Gramalote Ridge	2056379	O	11/26/03	509563	719469	935	chan	0	FeOx	Str	Perv	3552	0.8	5	85	106
Gramalote Ridge	2056380	O	11/26/03	509574	719481	940	chan	1	FeOx	Str	Perv	520	58.0	39	11	190
Gramalote Ridge	2056393	O	11/27/03	509419	719490	950	chip	4	Sil	Mod	Perv	242	1.3	7	15	299
Gramalote Ridge	2056394	O	11/27/03	509453	719506	950	chip	5	Sil	Mod	NO	69	0.3	6	21	231
Gramalote Ridge	2056398	O	11/28/03	509685	719552	925	chan	2	NR	NR	NR	1178	0.9	3	137	339
Gramalote Ridge	2056397	O	11/28/03	509663	719623	915	chip	0	NR	NR	NR	265	0.4	5	28	180
Gramalote Ridge	2056395	O	11/28/03	509530	719583	139	panel	0	FeOx	Str	Fract	160	0.4	6	68	216
Gramalote Ridge	2056396	O	11/28/03	509497	719545	915	chan	0	FeOx	Mod	Perv	203	0.2	8	82	222
Gramalote Ridge	2056399	O	11/28/03	509640	719549	965	chip	2	NR	NR	NR	697	1.6	15	64	393
Gramalote Ridge	2056217	O	1/18/04	509563	719514	835	out	0	Sil	Str	Perv	1062	1.5	11	35	32
Gramalote Ridge	2056220	O	1/18/04	509563	719514	965	chan	0	NR	NR	NR	220	1.5	1	141	254
Gramalote Ridge	2020048	O	8/15/05	509656	719609	908	panel	0	Pot	Intse	Perv	89	0.3	0	29	16
Gramalote Ridge	2020049	O	8/15/05	509652	719615	912	chan	3	QtzSer	Intse	Perv	431	0.2	0	23	28
Gramalote Ridge	2020024	O	8/18/05	509566	719480	947	fl	0	Sil	Str	Perv	13800	52.5	134	8	33
Gramalote Ridge	2020023	O	8/18/05	509620	719521	948	chan	0	QtzSer	Mod	StrCont	2860	2.5	0	38	107
Gramalote Ridge	12001294	O	9/11/06	509513	719511	NR	chan	2	Sil	Str	Fract	1215	1.5	0	18	184
Gramalote Ridge	12001293	O	9/11/06	509515	719511	945	chan	2	Sil	Str	Fract	4410	2.9	0	21	230
Gramalote Ridge	12001295	O	9/12/06	509507	719504	NR	chan	2	FeOx	Str	Fract	186	2.5	7	31	319
Gramalote Ridge	12001297	O	9/13/06	509378	719435	951	panel	0	FeOx	Str	Perv	699	0.2	1	61	78
Gramalote Ridge	12001298	O	9/13/06	509378	719432	NR	chip	2	FeOx	Str	Fract	1330	12.1	13	29	57
Gramalote Ridge	12001300	O	9/14/06	509367	719436	NR	chan	2	FeOx	Str	Vnlets	606	0.3	2	77	203
Gramalote Ridge	12010201	O	9/14/06	509365	719434	NR	chan	2	Ser	Str	Vnlets	1240	0.4	1	73	170
Gramalote Ridge	12010202	O	9/14/06	509364	719433	NR	chan	2	QtzSer	Mod	Vnlets	191	0.5	1	63	149
Gramalote Ridge	12010203	D	9/14/06	509364	719433	NR	chan	2	QtzSer	Mod	Vnlets	379	0.7	1	59	151
Gramalote Ridge	12010204	O	9/15/06	509343	719455	NR	chip	2	Sil	Str	Vnlets	200	0.6	31	15	81
Gramalote Ridge	12010206	O	9/15/06	509339	719453	NR	chan	2	FeOx	Mod	Fract	21	0.7	0	21	178
Gramalote Ridge	12010207	O	9/15/06	509335	719452	NR	chan	2	FeOx	Str	Fract	797	1.1	0	11	171
Gramalote Ridge	12010208	O	9/16/06	509542	719517	960	chan	2	Sil	Str	Vnlets	1060	0.6	0	27	288
Gramalote Ridge	12010209	O	9/16/06	509480	719493	NR	chan	2	FeOx	Str	Perv	175	1.3	1	22	199
Gramalote Ridge	12014044	O	4/22/07	509576	719546	925	chan	2	Pot	Wk	Vnlets	290	0.6	2	53	362
Gramalote Ridge	12014045	D	4/22/07	509576	719546	925	chan	2	Pot	Wk	Vnlets	523	0.9	2	55	362
Gramalote Ridge	12014008	O	4/22/07	509575	719458	915	chan	2	Pot	Wk	Patch	327	0.8	32	54	199
Gramalote Ridge	12014021	O	4/22/07	509588	719469	913	chan	1	PotKF	Intse	Perv	141	0.2	1	81	74
Gramalote Ridge	12014022	O	4/22/07	509558	719533	929	chan	2	PotKF	Str	Perv	213	0.7	0	54	574

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gramalote Ridge	12014023	O	4/22/07	509561	719535	928	chan	2	PotKF	Str	Perv	274	0.6	0	26	354
Gramalote Ridge	12014024	D	4/22/07	509561	719535	928	chan	2	PotKF	Str	Perv	1500	1.3	0	24	325
Gramalote Ridge	12014031	O	4/22/07	509554	719458	948	chan	3	QtzSer	Wk	StrCont	225	0.7	30	74	143
Gramalote Ridge	12014043	O	4/22/07	509557	719464	924	chan	2	Pot	VrWk	Vnlets	52	0.7	0	65	136
Gramalote Ridge	12014041	O	4/22/07	509529	719407	915	chan	1	Pot	Mod	Vnlets	368	0.6	5	173	262
Gramalote Ridge	12014033	O	4/22/07	509535	719411	909	chan	3	PotKF	Mod	StrCont	742	0.4	1	66	208
Gramalote Ridge	12014042	O	4/22/07	509551	719414	911	chan	2	Pot	Mod	Vnlets	2740	1.7	1	65	92
Gramalote Ridge	12014011	O	4/22/07	509523	719401	908	chan	2	Pot	Wk	StrCont	897	1.2	1	169	124
Gramalote Ridge	12014039	O	4/22/07	509499	719380	908	chan	2	Pot	Wk	Vnlets	241	0.3	0	100	88
Gramalote Ridge	12014040	O	4/22/07	509484	719393	917	chan	2	Pot	VrWk	Vnlets	8650	1.4	0	45	254
Gramalote Ridge	12014028	O	4/22/07	509492	719386	910	chan	2	QtzSer	Wk	Perv	873	0.6	0	52	125
Gramalote Ridge	12014029	O	4/22/07	509486	719377	912	chan	3	QtzSer	Wk	Perv	2140	1.1	1	58	146
Gramalote Ridge	12014020	O	4/22/07	509443	719396	937	chan	1	FEOX SUP	Str	Fract	1120	1.0	6	36	158
Gramalote Ridge	12014017	O	4/22/07	509479	719425	939	chip	1	QtzSer	Str	Vnlets	435	0.2	1	33	53
Gramalote Ridge	12014032	O	4/22/07	509510	719504	923	chan	2	Chl	Wk	StrCont	35	0.8	0	39	113
Gramalote Ridge	12014046	O	4/22/07	509510	719504	923	chan	2	Pot	Mod	Vnlets	511	1.1	45	30	264
Gramalote Ridge	12014047	O	4/22/07	509482	719489	922	chan	2	Arg Sup	Intse	Perv	192	2.3	1	17	215
Gramalote Ridge	12014018	O	4/22/07	509466	719418	935	chan	1	QtzSer	Mod	Vnlets	716	0.5	0	48	65
Gramalote Ridge	12014019	O	4/22/07	509464	719418	935	chan	1	QtzSer	Mod	Vnlets	415	0.2	1	58	50
Gramalote Ridge	12014034	O	4/30/07	509438	719453	924	chan	1	Arg	Mod	Fract	219	0.3	2	11	165
Gramalote Ridge	12014009	O	4/30/07	509328	719450	922	chan	2	QtzSer	Mod	Vnlets	72	0.6	2	10	178
Gramalote Ridge	12014026	O	4/30/07	509334	719455	937	chip	2	Sil>75	Vinese	Perv	244	1.3	0	9	176
Gramalote Ridge	12017641	O	NR	509656	719559	NR	Rx	0	NR	NR	NR	533	1.2	170	4	48
Gramalote Ridge	2056378	O	NR	509574	719469	920	chan	0	Sil	Mod	Perv	754	3.2	40	50	308
Gram Ridge Tunnel	12013426	O	2/23/07	719661	509745	873	chan	2	Chl	Wk	NR	34	0.1	0	44	27
Gram Ridge Tunnel	12013427	O	2/23/07	719661	509745	873	chan	2	Chl	Wk	NR	36	0.1	0	44	11
Gram Ridge Tunnel	12013428	O	2/23/07	719661	509745	873	chan	2	Chl	Wk	NR	409	0.4	0	44	8
Gram Ridge Tunnel	12013429	O	2/23/07	719661	509745	873	chan	2	Chl	Wk	NR	84	0.1	0	46	20
Gram Ridge Tunnel	12013431	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	362	0.2	0	42	25
Gram Ridge Tunnel	12013432	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	3000	1.1	0	24	94
Gram Ridge Tunnel	12013433	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	2440	0.6	0	27	37
Gram Ridge Tunnel	12013434	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	152	0.1	0	37	11
Gram Ridge Tunnel	12013435	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	378	0.1	0	38	9
Gram Ridge Tunnel	12013436	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	200	0.1	0	38	12
Gram Ridge Tunnel	12013437	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	381	0.1	0	38	12

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gram Ridge Tunnel	12013438	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	730	0.4	0	18	29
Gram Ridge Tunnel	12013439	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	445	0.2	0	30	16
Gram Ridge Tunnel	12013440	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	205	0.1	0	33	19
Gram Ridge Tunnel	12013441	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	265	0.1	0	29	19
Gram Ridge Tunnel	12013442	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	269	0.1	0	31	13
Gram Ridge Tunnel	12013443	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	70	0.1	0	38	4
Gram Ridge Tunnel	12013444	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	161	0.2	0	31	8
Gram Ridge Tunnel	12013445	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	80	0.1	0	27	9
Gram Ridge Tunnel	12013446	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	24	0.0	0	36	4
Gram Ridge Tunnel	12013447	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	159	1.3	0	29	10
Gram Ridge Tunnel	12013448	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	42	5
Gram Ridge Tunnel	12013449	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	20	0.0	0	39	3
Gram Ridge Tunnel	12013451	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	42	0.0	0	39	3
Gram Ridge Tunnel	12013452	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	7	0.0	0	42	4
Gram Ridge Tunnel	12013453	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.1	0	42	2
Gram Ridge Tunnel	12013454	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	25	0.1	0	39	7
Gram Ridge Tunnel	12013456	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	12	0.1	0	40	3
Gram Ridge Tunnel	12013457	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	1565	0.9	0	14	37
Gram Ridge Tunnel	12013458	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	40	4
Gram Ridge Tunnel	12013459	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	16	0.0	0	40	5
Gram Ridge Tunnel	12013460	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	14	0.0	0	45	6
Gram Ridge Tunnel	12013461	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.1	0	44	6
Gram Ridge Tunnel	12013462	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	43	2
Gram Ridge Tunnel	12013463	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	44	2
Gram Ridge Tunnel	12013464	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	48	2
Gram Ridge Tunnel	12013465	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.1	0	46	110
Gram Ridge Tunnel	12013466	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.1	0	47	92
Gram Ridge Tunnel	12013467	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	43	4
Gram Ridge Tunnel	12013468	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	45	3
Gram Ridge Tunnel	12013469	O	2/23/07	719661	509745	873	chan	2	NR	NR	NR	3	0.0	0	46	8
Gram Ridge Tunnel	12013470	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	3	0.0	0	43	5
Gram Ridge Tunnel	12013471	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	3	0.1	0	40	9
Gram Ridge Tunnel	12013472	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	3	0.0	0	44	5
Gram Ridge Tunnel	12013473	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	3	0.0	0	45	7
Gram Ridge Tunnel	12013474	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	57	0.2	0	44	5
Gram Ridge Tunnel	12013476	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	45	0.1	0	43	6

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gram Ridge Tunnel	12013477	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	38	0.2	0	43	5
Gram Ridge Tunnel	12013478	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	65	0.1	0	43	11
Gram Ridge Tunnel	12013479	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	195	0.6	0	32	52
Gram Ridge Tunnel	12013481	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	294	0.9	3	23	39
Gram Ridge Tunnel	12013482	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	474	0.5	25	14	81
Gram Ridge Tunnel	12013483	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	163	0.6	51	18	44
Gram Ridge Tunnel	12013484	O	2/23/07	719661	509745	873	chan	2	QtzSer	Str	NR	484	1.3	1	23	77
Gram Ridge Tunnel	12013485	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	385	0.7	28	19	44
Gram Ridge Tunnel	12013486	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	64	0.1	5	21	6
Gram Ridge Tunnel	12013487	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	162	0.3	18	21	16
Gram Ridge Tunnel	12013488	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	122	1.0	11	24	28
Gram Ridge Tunnel	12013489	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	153	1.0	0	25	98
Gram Ridge Tunnel	12013490	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	186	1.2	99	15	142
Gram Ridge Tunnel	12013491	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	11	0.1	1	34	28
Gram Ridge Tunnel	12013492	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	48	0.2	0	27	70
Gram Ridge Tunnel	12013493	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	94	0.3	0	35	91
Gram Ridge Tunnel	12013494	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	62	0.2	0	29	55
Gram Ridge Tunnel	12013495	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	158	0.3	0	31	117
Gram Ridge Tunnel	12013496	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	49	0.3	0	30	117
Gram Ridge Tunnel	12013497	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	33	0.1	0	36	32
Gram Ridge Tunnel	12013498	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	10100	1.9	0	25	484
Gram Ridge Tunnel	12013499	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	35	0.1	0	41	46
Gram Ridge Tunnel	12017501	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	61	0.3	0	39	113
Gram Ridge Tunnel	12017502	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	745	0.7	0	39	145
Gram Ridge Tunnel	12017503	O	2/23/07	719661	509745	873	chan	2	Ser	Wk	NR	12	0.1	0	37	36
Gram Ridge Tunnel	12017504	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	4640	1.0	0	27	422
Gram Ridge Tunnel	12017506	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	562	0.4	0	32	187
Gram Ridge Tunnel	12017507	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	23	0.2	0	39	97
Gram Ridge Tunnel	12017508	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	66	0.2	0	40	85
Gram Ridge Tunnel	12017509	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	118	0.4	0	39	161
Gram Ridge Tunnel	12017510	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	365	0.9	0	24	381
Gram Ridge Tunnel	12017511	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	66	0.2	0	38	72
Gram Ridge Tunnel	12017512	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	592	1.3	5	23	230
Gram Ridge Tunnel	12017513	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	235	0.6	2	31	237
Gram Ridge Tunnel	12017514	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	556	0.6	1	24	170
Gram Ridge Tunnel	12017515	O	2/23/07	719661	509745	873	chan	2	QtzSer	Str	NR	1875	2.3	0	18	519

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gram Ridge Tunnel	12017516	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	777	2.0	0	17	558
Gram Ridge Tunnel	12017517	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	1305	2.0	0	20	637
Gram Ridge Tunnel	12017518	O	2/23/07	719661	509745	873	chan	1	QtzSer	Mod	NR	472	1.9	0	25	155
Gram Ridge Tunnel	12017614	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	238	0.8	0	15	119
Gram Ridge Tunnel	12017615	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	159	0.5	0	14	66
Gram Ridge Tunnel	12017616	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	232	0.5	0	19	132
Gram Ridge Tunnel	12017617	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	3250	1.0	0	25	328
Gram Ridge Tunnel	12017618	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	10100	5.6	5	12	760
Gram Ridge Tunnel	12017619	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	3270	1.7	29	8	242
Gram Ridge Tunnel	12017620	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	6620	1.5	6	15	409
Gram Ridge Tunnel	12017621	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	2020	1.4	0	23	629
Gram Ridge Tunnel	12017622	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	5980	1.5	0	26	864
Gram Ridge Tunnel	12017623	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	928	0.5	0	27	441
Gram Ridge Tunnel	12017624	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	1480	1.7	0	33	102
Gram Ridge Tunnel	12017626	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	468	0.6	0	30	118
Gram Ridge Tunnel	12017627	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	742	0.3	0	37	57
Gram Ridge Tunnel	12017628	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	771	0.9	0	25	77
Gram Ridge Tunnel	12017629	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	677	0.9	1	20	40
Gram Ridge Tunnel	12017631	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	506	0.9	0	25	102
Gram Ridge Tunnel	12017632	O	2/23/07	719661	509745	873	chan	2	QtzSer	Mod	NR	154	0.3	0	40	83
Gram Ridge Tunnel	12017633	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	988	0.4	1	39	142
Gram Ridge Tunnel	12017634	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	2450	0.8	14	18	164
Gram Ridge Tunnel	12017635	O	2/23/07	719661	509745	873	chan	2	PotKF	Mod	NR	186	0.2	8	29	71
Gram Ridge Tunnel	12017636	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	152	0.1	0	36	25
Gram Ridge Tunnel	12017637	O	2/23/07	719661	509745	873	chan	2	Ser	Mod	NR	140	0.2	4	26	32
Gram Ridge Tunnel	12017638	O	2/23/07	719661	509745	873	chan	2	PotKF	Wk	NR	205	0.2	0	31	58
Gram Ridge Tunnel	12017639	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	162	0.2	1	36	40
Gram Ridge Tunnel	12017640	O	2/23/07	719661	509745	873	chan	2	QtzSer	Wk	NR	238	0.5	0	35	99
Cascada-Torres	2056391	O	11/27/03	509309	719604	880	chip	3	Sil	Str	Perv	694	1.6	22	28	575
Cascada-Torres	2056392	O	11/27/03	509309	719604	880	chan	0	Sil	Str	Perv	7640	5.7	7	55	513
Cascada-Torres	2020050	O	8/15/05	509520	719671	876	chan	3	QtzSer	Mod	Vnlets	192	0.3	0	31	44
Cascada-Torres	2020052	O	8/15/05	509522	719675	876	dump	0	NR	NR	NR	152	0.6	0	1	13
Cascada-Torres	2020051	O	8/15/05	509519	719685	875	dump	0	QtzSer	Mod	Vnlets	2040	2.0	0	20	138
Cascada-Torres	2020046	O	8/15/05	509247	719465	946	chan	3	QtzSer	Mod	Vnlets	1590	0.4	16	14	127

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cascada-Torres	2020047	O	8/15/05	509326	719528	906	chan	2	Pot	NR	Vnlets	109	0.1	1	50	107
Cascada-Torres	2020028	O	8/19/05	509398	719643	860	chan	0	Sil	Str	StrCont	2370	2.7	3	501	93
Cascada-Torres	2020031	O	8/20/05	509534	719640	899	chan	2	Sil	Mod	StrCont	120	0.3	0	34	31
Cascada-Torres	2020029	O	8/20/05	509243	719458	938	chan	4	Sil	Mod	StrCont	4410	0.7	23	9	152
Cascada-Torres	2020030	O	8/20/05	509245	719458	938	chan	1	Sil	Mod	StrCont	1125	0.5	12	18	104
Cascada-Torres	12010210	O	9/20/06	509333	719605	NR	panel	0	Sil	Str	Vnlets	2470	3.5	1	28	237
Cascada-Torres	12010211	O	9/20/06	509329	719603	NR	panel	0	Sil	Str	Vnlets	8600	4.9	0	23	239
Cascada-Torres	12010212	O	9/20/06	509325	719598	NR	panel	0	Sil	Str	Vnlets	3300	2.5	0	24	290
Cascada-Torres	12010213	O	9/20/06	509318	719593	NR	panel	0	Sil	Str	Vnlets	281	0.4	0	27	100
Cascada-Torres	12010214	O	9/20/06	509311	719587	NR	panel	0	Sil	Str	Vnlets	1485	1.1	0	25	136
Cascada-Torres	12010215	O	9/20/06	509301	719578	NR	panel	0	Sil	Str	Vnlets	2670	2.1	0	22	239
Cascada-Torres	12010216	O	9/20/06	509298	719578	NR	panel	0	Sil	Str	Vnlets	1205	1.0	1	217	127
Cascada-Torres	12010217	O	9/20/06	509296	719576	NR	panel	0	Sil	Str	Vnlets	5710	3.0	0	30	262
Cascada-Torres	12010218	O	9/20/06	509293	719576	NR	panel	0	Sil	Str	Vnlets	4440	2.9	0	27	288
Cascada-Torres	12010219	O	9/20/06	509291	719575	NR	panel	0	Sil	Str	Vnlets	1010	0.8	0	29	168
Cascada-Torres	12013421	O	2/08/07	509116	719468	930	sub	0	Ser	Str	Fract	113000	63.2	0	356	306
Cascada-Torres	12013423	O	2/08/07	509130	719451	930	sub	0	Ser	Mod	Fract	26800	12.7	0	738	131
Cascada-Torres	12013424	O	2/08/07	509138	719440	930	sub	0	Ser	Str	Fract	9190	6.9	0	17	592
Cascada-Torres	12013422	O	4/08/07	509133	719454	929	sub	0	Ser	Mod	Fract	12200	5.8	0	56	508
Cascada-Torres	12014012	O	4/22/07	509278	719474	916	chan	2	Pot	Wk	Diss	359	0.1	1	19	39
Cascada-Torres	12014035	O	4/30/07	509127	719420	922	chan	2	PotKF	Mod	StrCont	23	0.0	0	25	25
Cascada-Torres	12014010	O	4/30/07	509272	719462	920	chan	1	QtzSer	Mod	Vnlets	753	0.8	1	14	98
Cascada-Torres	12014014	O	4/30/07	509250	719456	925	chan	2	QtzSer	Mod	Vnlets	191	0.0	2	12	65
Retiro-Mango	2056367	O	11/25/03	510027	719620	835	panel	0	FeOx	Mod	Perv	57	0.1	4	135	147
Retiro-Mango	2056368	O	11/25/03	510027	719613	835	chip	1	NR	NR	NR	337	0.3	10	36	264
Retiro-Mango	2056369	O	11/25/03	510027	719613	820	panel	0	Sil	Str	Perv	199	2.9	4	42	381
Retiro-Mango	2056372	O	11/25/03	509939	719518	860	chan	0	NR	NR	NR	68	0.2	8	46	185
Retiro-Mango	2056370	O	11/25/03	509950	719561	845	chan	0	Phy	Mod	Vnlets	427	0.4	8	58	285
Retiro-Mango	2056371	O	11/25/03	509939	719518	860	chan	0	Sil	Str	Perv	3800	103.4	506	13	1710
Retiro-Mango	2056373	O	11/25/03	509784	719432	865	chan	0	Sil	Str	Perv	878	2.2	11	19	268
Retiro-Mango	2056374	O	11/25/03	509707	719419	910	chip	0	Sil	Str	Perv	2230	29.7	8	328	1630
Retiro-Mango	2056384	O	11/26/03	509740	719478	920	chan	0	FeOx	Mod	Fract	13330	6.7	61	50	420
Retiro-Mango	2056375	O	11/26/03	509674	719371	875	panel	0	FeOx	Str	Perv	24	0.1	4	57	194
Retiro-Mango	2056376	O	11/26/03	509685	719445	865	chip	0	Sil	Str	Perv	7320	8.2	8	33	893
Retiro-Mango	2056377	O	11/26/03	509685	719459	845	chan	0	Phy	Mod	Fract	2124	1.2	3	34	344

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Retiro-Mango	2056383	O	11/26/03	509652	719463	925	chan	0	NR	NR	NR	463	0.3	4	38	230
Retiro-Mango	2056385	O	12/26/03	509729	719528	940	chan	0	NR	NR	NR	78	0.1	5	81	199
Retiro-Mango	2056473	O	1/18/04	509972	719592	868	fl	0	NR	NR	NR	33120	53.2	31	21	4930
Retiro-Mango	2056219	O	1/18/04	509862	719457	835	chan	6	Phy	Str	Vnlets	154	0.7	4	134	50
Retiro-Mango	2056406	O	1/27/04	509939	719524	845	dump	0	NR	NR	NR	72010	0.0	0	0	0
Retiro-Mango	2056410	O	1/27/04	509939	719524	855	dump	0	NR	NR	NR	52340	0.0	0	0	0
Retiro-Mango	2056408	O	1/27/04	509939	719524	855	dump	0	NR	NR	NR	34960	0.0	0	0	0
Retiro-Mango	2056407	O	1/27/04	509939	719524	855	dump	0	NR	NR	NR	338	0.0	0	0	0
Retiro-Mango	2056409	O	1/27/04	509939	719524	NR	dump	0	NR	NR	NR	37210	0.0	0	0	0
Retiro-Mango	2056411	O	1/27/04	509939	719524	855	dump	0	NR	NR	NR	127	0.0	0	0	0
Retiro-Mango	2056412	O	1/27/04	509795	719429	865	dump	0	NR	NR	NR	4075	0.0	0	0	0
Retiro-Mango	2056413	O	1/27/04	509795	719429	865	dump	0	NR	NR	NR	303	0.0	0	0	0
Retiro-Mango	2056414	O	1/27/04	509795	719429	865	dump	0	NR	NR	NR	2167	0.0	0	0	0
Retiro-Mango	2056415	O	1/27/04	509795	719429	865	dump	0	NR	NR	NR	1314	0.0	0	0	0
Retiro-Mango	2056416	O	1/27/04	509795	719429	865	dump	0	NR	NR	NR	2008	0.0	0	0	0
Retiro-Mango	2056417	O	1/27/04	509795	719429	NR	dump	0	NR	NR	NR	1274	0.0	0	0	0
Retiro-Mango	2056418	O	1/27/04	509718	719398	NR	dump	0	NR	NR	NR	11190	0.0	0	0	0
Retiro-Mango	2056419	O	1/28/04	509718	719398	NR	dump	0	NR	NR	NR	2896	0.0	0	0	0
Retiro-Mango	2056425	O	1/28/04	509685	719447	NR	dump	0	NR	NR	NR	4688	0.0	0	0	0
Retiro-Mango	2056426	O	1/28/04	509685	719447	NR	dump	0	NR	NR	NR	616	0.0	0	0	0
Retiro-Mango	2056427	O	1/28/04	509685	719447	NR	dump	0	NR	NR	NR	10900	0.0	0	0	0
Retiro-Mango	2056429	O	1/28/04	509685	719447	NR	dump	0	NR	NR	NR	2176	0.0	0	0	0
Retiro-Mango	2056438	D	1/28/04	509740	719478	NR	out	0	NR	NR	NR	607	0.5	2	93	57
Retiro-Mango	2056428	O	1/28/04	509685	719447	NR	dump	0	NR	NR	NR	2452	0.0	0	0	0
Retiro-Mango	2056420	O	1/28/04	509718	719398	NR	dump	0	NR	NR	NR	1552	0.0	0	0	0
Retiro-Mango	2056421	O	1/28/04	509718	719398	NR	dump	0	NR	NR	NR	6890	0.0	0	0	0
Retiro-Mango	2056422	O	1/28/04	509718	719398	NR	dump	0	NR	NR	NR	2794	0.0	0	0	0
Retiro-Mango	2056423	O	1/28/04	509718	719398	NR	dump	0	NR	NR	NR	2851	0.0	0	0	0
Retiro-Mango	2056424	O	1/28/04	509685	719447	NR	dump	0	NR	NR	NR	15340	0.0	0	0	0
Retiro-Mango	2056432	O	1/28/04	509563	719331	NR	dump	0	NR	NR	NR	22690	0.0	0	0	0
Retiro-Mango	2056430	O	1/28/04	509563	719331	NR	dump	0	NR	NR	NR	25730	0.0	0	0	0
Retiro-Mango	2056431	O	1/28/04	509563	719331	NR	dump	0	NR	NR	NR	5800	0.0	0	0	0
Retiro-Mango	2056433	O	1/28/04	509563	719331	NR	dump	0	NR	NR	NR	27190	0.0	0	0	0
Retiro-Mango	2056437	O	1/28/04	509563	719331	NR	dump	0	NR	NR	NR	21200	0.0	0	0	0
Retiro-Mango	2056434	O	2/28/04	509563	719331	NR	dump	0	NR	NR	NR	22910	0.0	0	0	0
Retiro-Mango	2020042	O	8/13/05	510011	719576	854	chan	0	QtzSer	Wk	StrCont	272	1.3	0	39	128

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Retiro-Mango	2020041	O	8/13/05	510081	719535	889	chan	2	NR	NR	NR	156	0.1	0	58	89
Retiro-Mango	2020043	O	8/13/05	509937	719538	866	chan	2	QtzSer	Wk	NR	164	0.2	1	49	41
Retiro-Mango	2020044	O	8/13/05	509943	719541	865	sel	0	Pot	Wk	Vnlets	135	0.9	10	32	138
Retiro-Mango	2020045	O	8/13/05	509887	719533	877	chan	3	Pot	Mod	Vnlets	352	0.4	0	48	112
Retiro-Mango	2020053	O	8/16/05	510058	719577	835	dump	0	NR	NR	NR	3	0.0	0	10	3
Retiro-Mango	2020054	O	8/16/05	510058	719577	835	dump	0	QtzSer	Mod	Vnlets	1910	1.3	0	15	52
Retiro-Mango	2020055	O	8/16/05	510015	719557	859	sel	0	Sil	Str	Perv	2030	5.0	406	3	252
Retiro-Mango	2020056	O	8/16/05	509944	719510	864	dump	0	Pot	Intse	Vnlets	53	0.1	3	7	9
Retiro-Mango	2020057	O	8/16/05	509944	719510	864	dump	0	Chl	Mod	StrCont	8	0.0	1	43	14
Retiro-Mango	2020058	O	8/16/05	509783	719369	886	panel	0	Sil	Mod	Vnlets	13700	2.8	11	22	229
Retiro-Mango	2020059	D	8/16/05	509783	719369	886	panel	0	Sil	Mod	Vnlets	6060	2.7	5	24	218
Retiro-Mango	2020062	O	8/16/05	509602	719399	910	dump	0	Chl	Mod	StrCont	138	0.3	1	40	19
Retiro-Mango	2020060	O	8/16/05	509602	719399	910	dump	0	Pot	Intse	Vnlets	20	0.3	0	6	19
Retiro-Mango	2020061	O	8/16/05	509602	719399	910	dump	0	QtzSer	Mod	StrCont	1800	2.6	0	31	503
Retiro-Mango	2020063	O	8/17/05	509830	719495	883	chan	3	QtzSer	Mod	StrCont	2340	0.7	0	93	163
Retiro-Mango	2020064	O	8/17/05	509829	719508	876	chan	3	QtzSer	Mod	StrCont	606	0.1	0	149	71
Retiro-Mango	2020065	O	8/17/05	509681	719443	894	dump	0	QtzSer	Mod	StrCont	563	1.0	0	25	183
Retiro-Mango	2020025	O	8/19/05	510029	719520	876	chan	0	Ser	Wk	StrCont	1310	1.5	6	64	100
Retiro-Mango	2020026	O	8/19/05	510002	719534	869	chan	2	Ser	Mod	StrCont	2190	6.6	1	9	589
Retiro-Mango	2020027	O	8/19/05	509936	719553	865	chan	4	Pot	Mod	StrCont	585	0.2	2	43	43
Retiro-Mango	12001299	O	9/14/06	509394	719245	956	chan	1	FeOx	Str	Fract	479	0.6	1	29	79
Balzal-Maria	2020032	O	8/21/05	509537	718950	953	chan	1	Chl	Mod	StrCont	1630	0.3	0	19	9
Balzal-Maria	2020033	O	8/21/05	509537	718950	953	chan	5	Pot	Mod	Perv	3	0.0	0	5	4
Balzal-Maria	2020191	O	8/24/05	510082	719241	877	chan	3	NR	NR	NR	93	0.6	1	34	46
Balzal-Maria	2020192	O	8/24/05	510075	719311	912	chan	0	NR	NR	NR	823	2.1	1	18	219
Balzal-Maria	2020193	O	8/24/05	510115	719304	929	chip	5	NR	NR	NR	6280	1.3	22	13	376
Balzal-Maria	2020194	O	8/24/05	509988	719246	916	chan	0	NR	NR	NR	40800	12.3	1	7	1810
Balzal-Maria	12001260	O	7/17/06	509895	719021	913	panel	0	Ser	VrWk	Fract	36	0.0	0	97	9
Balzal-Maria	12001261	O	7/17/06	509895	719021	913	panel	0	Ser	Vlnese	Fract	495	0.1	0	45	13
Balzal-Maria	12001262	O	7/17/06	509895	719021	913	panel	0	QtzSer	Vlnese	Vnlets	284	0.0	0	69	9
Balzal-Maria	12001266	O	7/18/06	509643	718980	918	chan	1	QtzSer	Str	Vnlets	740	0.3	0	39	7
Balzal-Maria	12001267	O	7/18/06	509650	718985	NR	sel	1	QtzSer	Str	StrCont	527	0.1	0	24	3
Balzal-Maria	12001268	O	7/18/06	509610	718985	926	panel	0	QtzSer	Mod	StrCont	148	0.0	3	44	18
Balzal-Maria	12001269	O	7/18/06	509597	718991	930	panel	0	QtzSer	Str	Vnlets	13	0.0	0	52	8
Balzal-Maria	12001263	O	7/18/06	509844	719018	908	chan	1	QtzSer	NR	Vnlets	3	0.0	0	100	6

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Balzal-Maria	12001264	O	7/18/06	509847	719017	NR	chan	1	QtzSer	Mod	Vnlets	277	0.1	1	51	14
Balzal-Maria	12004230	O	7/20/06	510088	719241	NR	panel	0	FeOx	Str	Fract	196	0.2	1	52	23
Balzal-Maria	12004231	O	7/20/06	510086	719245	NR	panel	0	QtzSer	Wk	Fract	307	0.2	1	64	25
Balzal-Maria	12004232	O	7/20/06	510081	719254	NR	panel	0	FeOx	Str	Fract	375	0.3	1	53	26
Balzal-Maria	12004233	O	7/20/06	510079	719255	NR	chip	2	Sil	Str	StrCont	755	0.5	2	31	52
Balzal-Maria	12004226	O	7/20/06	510088	719221	880	panel	0	FeOx	Mod	Fract	248	0.3	1	58	28
Balzal-Maria	12004227	O	7/20/06	510089	719229	NR	panel	0	FeOx	Mod	Fract	1045	0.4	1	44	48
Balzal-Maria	12004228	O	7/20/06	510089	719231	NR	panel	0	FeOx	Mod	Fract	1020	0.2	0	54	45
Balzal-Maria	12004229	O	7/20/06	510089	719234	NR	panel	0	FeOx	Str	Fract	528	0.2	0	52	35
Balzal-Maria	12001272	O	7/21/06	509991	719287	NR	chan	1	QtzSer	Str	Vnlets	209	0.3	0	68	131
Balzal-Maria	12001270	O	7/21/06	509986	719261	899	chan	1	FeOx	Str	Fract	2520	2.0	1	46	253
Balzal-Maria	12001271	D	7/21/06	509986	719261	899	chan	1	FeOx	Str	Fract	5170	2.7	1	48	267
Balzal-Maria	12004202	O	7/25/06	509998	719248	NR	chan	2	QtzSer	Str	StrCont	126	0.6	0	45	95
Balzal-Maria	12004203	O	7/25/06	509990	719246	879	chan	2	QtzSer	Str	Vnlets	186	0.2	0	46	132
Balzal-Maria	12004234	O	7/25/06	509943	719231	NR	sel	0	Sil	Mod	StrCont	9850	1.8	7	21	256
Balzal-Maria	12004235	O	7/25/06	509970	719249	NR	panel	0	NR	NR	NR	15	0.0	0	103	30
Balzal-Maria	12004204	O	7/26/06	510036	719297	NR	chip	1	QtzSer	Str	Fract	7290	3.2	11	10	139
Balzal-Maria	12004206	O	7/26/06	510049	719306	NR	chan	2	QtzSer	Str	StrCont	25	0.8	1	55	46
Balzal-Maria	12004239	O	7/26/06	509992	719360	NR	panel	0	Ser	Wk	Vnlets	185	1.9	457	3	22
Balzal-Maria	12004205	O	7/26/06	510028	719284	NR	chan	1	QtzSer	Str	Fract	642	0.7	3	25	128
Balzal-Maria	12001273	O	7/26/06	510025	719254	NR	chan	1	QtzSer	Str	Vnlets	65	0.1	0	89	32
Balzal-Maria	12004242	O	7/27/06	510009	719351	NR	chip	2	Sil	Intse	Fract	5260	4.2	10	17	136
Balzal-Maria	12004207	O	7/27/06	510053	719328	NR	chan	2	QtzSer	Mod	Fract	15	0.1	0	91	40
Balzal-Maria	12004208	O	7/27/06	510068	719328	NR	chan	2	Ser	Str	Vnlets	33	0.0	0	97	17
Balzal-Maria	12001274	O	7/27/06	510048	719305	885	chan	1	FeOx	Str	StrCont	9	0.6	1	87	59
Balzal-Maria	12001277	O	7/27/06	510003	719350	913	float	0	NR	NR	NR	10	0.1	0	5	52
Balzal-Maria	12004240	O	7/27/06	509999	719378	NR	chip	0	NR	NR	NR	73	0.1	3	278	210
Balzal-Maria	12004241	O	7/27/06	510009	719351	NR	panel	0	QtzSer	Mod	Vnlets	676	0.9	4	46	128
Balzal-Maria	12004243	O	7/27/06	510014	719375	NR	chip	1	Sil	Str	StrCont	3340	2.2	2	14	16
Balzal-Maria	12004244	O	7/29/06	510014	719375	NR	panel	0	QtzSer	Wk	Vnlets	82	0.3	6	99	52
Balzal-Maria	12001278	O	7/29/06	510033	719251	NR	chan	1	QtzSer	Str	Vnlets	152	0.1	0	37	54
Balzal-Maria	12001279	O	7/29/06	510037	719247	NR	chan	2	QtzSer	Str	Vnlets	249	0.2	1	115	96
Balzal-Maria	12004209	O	7/29/06	509980	719263	NR	Rx	0	NR	NR	NR	0	0.0	0	0	0
Balzal-Maria	12001282	O	7/31/06	510116	719316	NR	panel	0	FeOx	Str	Perv	1285	0.9	9	27	222
Balzal-Maria	12001283	O	7/31/06	510122	719317	NR	panel	0	NR	NR	NR	72	0.2	0	79	152
Balzal-Maria	12004210	O	7/31/06	510108	719309	NR	chan	2	QtzSer	Str	Fract	73	0.1	0	60	32

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTIO	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Balzal-Maria	12004211	O	7/31/06	510135	719313	NR	chip	2	QtzSer	Str	Fract	1070	3.5	0	10	73
Balzal-Maria	12004245	O	8/01/06	510156	719294	NR	panel	0	QtzSer	Mod	Vnlets	864	0.2	0	35	104
Balzal-Maria	12004246	O	8/01/06	510156	719294	NR	chip	6	QtzSer	Wk	StrCont	2600	0.2	8	11	86
Balzal-Maria	12004212	O	8/01/06	510153	719292	NR	chip	3	QtzSer	Str	StrCont	14350	2.8	0	12	185
Balzal-Maria	12004213	O	8/01/06	510136	719293	NR	panel	0	QtzSer	Str	Fract	1380	0.7	0	32	195
Balzal-Maria	12001287	O	8/02/06	509992	719211	NR	chan	1	Ser	Wk	Vnlets	16	0.1	0	95	44
Balzal-Maria	12001284	O	8/02/06	510003	719222	NR	sel	0	QtzSer	Mod	Fract	9820	13.4	13	12	520
Balzal-Maria	12001285	O	8/02/06	510003	719222	NR	chan	1	QtzSer	Mod	Vnlets	1295	1.0	5	52	275
Balzal-Maria	12001286	O	8/02/06	510003	719222	NR	chan	1	QtzSer	Mod	Fract	883	1.8	2	31	275
Balzal-Maria	12004218	O	8/05/06	509917	719264	NR	chan	1	QtzSer	Str	Fract	191	0.7	0	38	85
Balzal-Maria	12001288	O	8/05/06	509900	719212	NR	chan	1	Pot	Mod	Fract	1645	1.4	0	32	113
Balzal-Maria	12001289	D	8/05/06	509900	719212	NR	chan	1	Pot	Mod	Fract	1615	1.5	1	26	126
Balzal-Maria	12001290	O	8/05/06	509857	719244	NR	sel	1	FeOx	Mod	Fract	824	0.3	1	29	122
Balzal-Maria	12004217	O	8/05/06	509887	719209	NR	chan	1	NR	NR	NR	127	0.3	0	52	75
Balzal-Maria	12004219	O	8/06/06	509932	719284	NR	chan	1	Ser	Str	Fract	18	0.2	0	53	110
Balzal-Maria	12004220	O	8/06/06	509915	719294	NR	chan	2	NR	NR	NR	28	0.2	0	63	36
Balzal-Maria	12001291	O	8/06/06	509859	719228	NR	chan	1	FeOx	Str	Fract	29	0.3	0	51	17
Balzal-Maria	12001292	O	8/06/06	509865	719223	NR	chan	1	FeOx	Str	Fract	75	0.6	0	46	87
Balzal-Maria	12004237	O	8/25/06	509986	719310	NR	panel	0	FeOx	Mod	Fract	993	1.1	7	29	236
Balzal-Maria	12004236	O	8/25/06	509970	719249	NR	sel	0	Sil	Wk	StrCont	43	1.0	36	28	31
La Concha	2056387	O	11/27/03	509751	720037	835	panel	0	FeOx	Str	Fract	5	0.1	8	45	172
La Concha	2056386	O	11/27/03	509607	719899	840	chan	0	FeOx	Mod	Fract	180	0.1	5	50	242
La Concha	2056388	O	11/27/03	509519	720040	825	chip	4	FeOx	Wk	Perv	48	0.5	4	39	198
La Concha	2056389	O	11/27/03	509519	720040	NR	chan	0				29	0.2	6	45	22
La Concha	2056390	O	11/27/03	509508	720098	NR	chan	6	FeOx	Mod	Perv	140	0.2	4	57	196
La Concha	2056474	O	1/18/04	509021	719804	850	chip	3	Ser	Mod	Fract	75	0.1	5	81	30
La Concha	2056475	O	1/18/04	509019	719801	850	chan	3	Ser	Mod	Fract	602	0.6	5	27	41
La Concha	2000157	O	6/10/04	509733	720138	860	chan	2	NR	NR	NR	3	0.2	4	57	6
La Concha	2000165	O	6/11/04	509519	720470	835	chan	2	NR	NR	NR	8	0.1	6	46	8
La Concha	2000166	O	6/11/04	509105	720604	845	chan	2	NR	NR	NR	37	0.3	11	48	9
La Concha	2020209	O	8/24/05	508617	720919	852	Rx	3	Ser	Str	Perv	14150	5.0	17	18	117
La Concha	2020207	O	8/31/05	509074	720730	848	chan	1	FeOx	Str	Perv	14	0.1	1	18	28
La Concha	2020208	O	8/31/05	509024	720840	852	chan	0	NR	NR	NR	105	5.8	41	3	34
La Concha	2020211	O	9/01/05	509585	720051	834	chan	0	Arg	Mod	Perv	7400	0.6	0	17	8
La Concha	2020212	O	9/01/05	509523	720036	830	chan	1	Sil	Mod	Fract	2360	3.6	0	18	51

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
La Concha	2020213	O	9/01/05	509322	719951	843	chan	1	Arg	Mod	Fract	257	33.0	10	5	4
La Concha	12004134	O	5/11/06	509827	719959	1142	sel	1	QtzSer	Str	Perv	135	0.3	4	64	52
La Concha	12007462	O	5/17/07	509510	720140	828	chan	1	QtzSer	Str	Vnlets	349	0.1	5	154	19
La Concha	12014557	O	5/17/07	509509	720119	829	chan	2	QtzSer	Mod	Vnlets	138	0.1	0	60	22
La Concha	12007460	O	5/17/07	509511	720113	829	chan	1	QtzSer	Wk	Vnlets	359	0.1	0	51	20
La Concha	12007461	O	5/17/07	509511	720114	829	chan	2	QtzSer	Mod	Vnlets	7540	4.7	0	51	16
La Concha	12007463	O	5/17/07	509510	720142	828	chan	2	Pot	Intse	Vnlets	300	0.1	1	188	39
La Concha	12007464	O	5/17/07	509524	720173	833	chan	2	QtzSer	Wk	Vnlets	131	0.1	0	100	21
La Concha	12014558	O	5/17/07	509522	720135	825	chan	1	QtzSer	Mod	Vnlets	844	0.2	1	85	16
La Concha	12014559	O	5/17/07	509512	720146	826	chan	1	Pot	Intse	Vnlets	369	0.2	4	100	50
La Concha	12014560	O	5/17/07	509504	720187	829	chan	2	Pot	Mod	Perv	1160	3.1	0	90	23
La Concha	12014561	O	5/17/07	509500	720203	830	chan	1	Pot	Intse	StrCont	13	0.0	0	93	26
La Concha	12007474	O	5/18/07	509565	720216	830	chan	2	QtzSer	Wk	Vnlets	235	0.0	0	68	14
La Concha	12007476	D	5/18/07	509565	720216	830	chan	2	QtzSer	Wk	Vnlets	47	0.0	0	75	15
La Concha	12014568	O	5/18/07	509567	720211	839	chan	2	Pot	Intse	Vnlets	201	0.0	0	73	19
La Concha	12014569	O	5/18/07	509567	720211	839	chan	2	Pot	Intse	Vnlets	43	0.0	0	82	14
La Concha	12007465	O	5/18/07	509480	720184	831	chan	2	QtzSer	Wk	Vnlets	463	0.1	0	61	32
La Concha	12007473	O	5/18/07	509547	720232	826	chan	1	QtzSer	Wk	Vnlets	174	0.0	0	48	14
La Concha	12007470	O	5/18/07	509518	720218	828	sel	0	QtzSer	Intse	Vnlets	294	0.1	0	34	13
La Concha	12007471	O	5/18/07	509526	720222	828	chan	2	QtzSer	Intse	Vnlets	141	0.0	0	67	22
La Concha	12007472	O	5/18/07	509526	720222	828	chan	2	Pot	Mod	Vnlets	152	0.0	0	89	39
La Concha	12014567	O	5/18/07	509551	720226	830	chan	1	Pot	Intse	Vnlets	734	0.1	0	81	20
La Concha	12007466	O	5/18/07	509472	720182	836	chan	1	QtzSer	Wk	Vnlets	371	0.3	0	38	23
La Concha	12007467	O	5/18/07	509472	720175	835	chan	1	QtzSer	Wk	Vnlets	228	0.1	0	53	18
La Concha	12007468	O	5/18/07	509523	720189	833	chan	2	QtzSer	Wk	Vnlets	39	0.2	0	79	10
La Concha	12007469	O	5/18/07	509521	720196	833	chan	2	QtzSer	Wk	Vnlets	230	0.1	0	67	13
La Concha	12014562	O	5/18/07	509486	720167	835	chan	1	Ser	Mod	Vnlets	192	0.1	1	63	32
La Concha	12014563	O	5/18/07	509514	720212	828	chan	1	QtzSer	Mod	Vnlets	176	0.1	0	50	28
La Concha	12014564	O	5/18/07	509514	720214	828	chan	2	QtzSer	Mod	Vnlets	691	0.2	0	44	24
La Concha	12014565	O	5/18/07	509514	720216	828	chan	2	Pot	Mod	Vnlets	573	0.1	0	71	34
La Concha	12014566	O	5/18/07	509526	720206	828	chan	3	Pot	Str	Vnlets	403	0.3	0	53	27
La Concha	12014574	D	5/19/07	509624	720203	832	chan	1	Pot	Intse	Vnlets	320	0.1	0	75	13
La Concha	12007481	O	5/19/07	509630	720212	829	chan	1	QtzSer	Wk	Vnlets	175	0.1	0	79	21
La Concha	12007483	O	5/19/07	509625	720178	832	chan	1	QtzSer	Wk	Vnlets	18	0.0	1	79	23
La Concha	12014578	O	5/19/07	509662	720223	832	chan	1	Pot	Mod	Vnlets	31	0.0	0	36	18
La Concha	12014572	O	5/19/07	509624	720217	829	chan	1	QtzSer	Intse	Vnlets	2340	0.6	0	59	89

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTIOI	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
La Concha	12014573	O	5/19/07	509624	720203	832	chan	1	Pot	Intse	Vnlets	336	0.1	1	67	13
La Concha	12007479	O	5/19/07	509624	720246	832	chan	1	QtzSer	Intse	Vnlets	422	0.2	0	59	14
La Concha	12014571	O	5/19/07	509597	720252	829	chan	1	Pot	Intse	Vnlets	97	2.8	169	43	12
La Concha	12007478	O	5/19/07	509557	720245	827	chan	2	QtzSer	Mod	Vnlets	892	0.1	1	66	9
La Concha	12007482	O	5/19/07	509623	720206	829	chan	2	QtzSer	Mod	Vnlets	72	0.1	5	77	16
La Concha	12014576	O	5/19/07	509622	720193	831	chan	2	Pot	Mod	Vnlets	18	0.0	0	35	9
La Concha	12014577	O	5/19/07	509611	720219	829	chan	2	Pot	Mod	Vnlets	3	0.0	0	96	14
La Concha	12014570	O	5/19/07	509580	720224	842	chan	1	Pot	Mod	Perv	437	0.1	0	37	18
La Concha	12007477	O	5/19/07	509570	720201	842	chan	2	QtzSer	Mod	Vnlets	374	0.1	0	24	11
La Concha	12007484	O	5/19/07	509585	720139	846	chan	2	QtzSer	Wk	Vnlets	97	0.0	0	24	20
La Concha	12007485	O	5/19/07	509595	720154	850	chan	1	QtzSer	Mod	Vnlets	6	0.0	0	23	12
La Concha	12007486	O	5/21/07	509626	720200	859	chan	2	QtzSer	Wk	Vnlets	3	0.0	0	67	18
La Concha	12014579	O	5/21/07	509665	720224	853	chan	2	QtzSer	Mod	Vnlets	66	0.0	0	46	16
La Concha	12014582	O	5/21/07	509674	720251	861	chan	1	QtzSer	Wk	Vnlets	18	0.0	0	40	16
La Concha	12014581	O	5/21/07	509676	720247	859	chan	1	QtzSer	Mod	Vnlets	15	0.1	0	50	7
La Concha	12014583	O	5/21/07	509682	720259	865	chan	2	QtzSer	Mod	Vnlets	21	0.0	0	31	8
La Concha	12014584	O	5/21/07	509678	720238	863	chan	2	QtzSer	Wk	Vnlets	56	0.0	0	30	16
La Concha	12007490	O	5/21/07	509612	720190	858	chan	2	QtzSer	Wk	Vnlets	3	0.0	0	64	10
La Concha	12007487	O	5/21/07	509621	720189	860	chan	2	QtzSer	Wk	Vnlets	3	0.0	0	129	17
La Concha	12007488	O	5/21/07	509586	720130	864	chan	2	QtzSer	Mod	Vnlets	1730	0.3	0	44	40
La Concha	12007489	O	5/21/07	509586	720128	874	chan	1	ArgOxSup	Intse	Perv	3	0.1	0	102	36
La Concha	12014585	O	5/22/07	509682	720231	870	chan	2	QtzSer	Mod	Vnlets	22	0.1	0	45	21
La Concha	12014587	O	5/22/07	509613	720259	844	chan	2	QtzSer	Mod	Vnlets	60	0.0	0	53	19
La Concha	12014588	O	5/22/07	509610	720246	850	chan	2	QtzSer	Mod	Vnlets	2710	0.3	0	51	15
La Concha	12014586	O	5/22/07	509674	720246	865	chan	2	QtzSer	Mod	Vnlets	3	0.0	0	35	8
La Concha	12007498	O	5/22/07	509621	720262	855	chan	2	QtzSer	Str	Vnlets	255	0.0	0	59	14
La Concha	12007499	D	5/22/07	509621	720262	855	chan	2	QtzSer	Str	Vnlets	555	0.2	3	46	14
La Concha	12014589	O	5/22/07	509602	720205	858	chan	2	QtzSer	Mod	Vnlets	50	0.0	0	46	15
La Concha	12007491	O	5/22/07	509608	720189	859	chan	2	QtzSer	Wk	Vnlets	31	0.0	0	43	14
La Concha	12014590	O	5/22/07	509588	720183	874	chan	2	QtzSer	Mod	Vnlets	23	0.0	0	42	21
La Concha	12014591	O	5/22/07	509567	720185	882	chan	2	QtzSer	Mod	Vnlets	232	0.1	0	44	25
La Concha	12014592	O	5/22/07	509564	720177	874	chan	2	QtzSer	Mod	Vnlets	392	0.0	0	45	19
La Concha	12014593	O	5/22/07	509564	720183	872	chan	2	QtzSer	Mod	Vnlets	500	0.0	0	54	15
La Concha	12007496	O	5/22/07	509545	720172	862	chan	2	QtzSer	Mod	Vnlets	393	0.1	0	51	39
La Concha	12014594	O	5/22/07	509567	720174	869	chan	1	QtzSer	Mod	Vnlets	42	0.0	0	33	16
La Concha	12007493	O	5/22/07	509584	720172	866	chan	2	QtzSer	Mod	Vnlets	19	0.0	0	45	20

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
La Concha	12007492	O	5/22/07	509600	720174	857	chan	1	QtzSer	Mod	Vnlets	231	0.1	0	56	35
La Concha	12007494	O	5/22/07	509571	720171	866	chan	1	QtzSer	Wk	Vnlets	127	0.1	1	65	35
La Concha	12007495	O	5/22/07	509565	720174	869	chan	1	QtzSer	Mod	Vnlets	118	0.1	0	50	47
La Concha	12007497	O	5/22/07	509549	720172	892	chan	1	QtzSer	Intse	Vnlets	1120	0.1	4	35	28
La Concha	12014595	O	5/23/07	509615	720295	856	chan	1	QtzSer	Wk	Vnlets	30	0.0	1	33	9
La Concha	12014596	O	5/23/07	509641	720279	854	chan	2	QtzSer	Mod	Vnlets	51	0.0	0	42	25
La Concha	12014301	O	5/23/07	509654	720260	865	chan	2	QtzSer	Str	Vnlets	36	0.1	0	50	15
La Concha	12023704	O	5/24/07	508998	720732	845	chan	2	QtzSer	Mod	Vnlets	5	0.0	0	48	36
La Concha	12014599	D	5/24/07	508981	720807	858	chan	2	QtzSer	Mod	Vnlets	22	0.0	0	50	31
La Concha	12014310	O	5/24/07	509075	720804	846	chan	1	QtzSer	Mod	Vnlets	3	0.1	0	43	14
La Concha	12023706	O	5/24/07	509064	720750	841	chan	1	QtzSer	Wk	Vnlets	15	0.0	2	42	61
La Concha	12014597	O	5/24/07	508983	720804	849	chan	2	QtzSer	Mod	Vnlets	76	0.0	0	42	23
La Concha	12014598	O	5/24/07	508981	720807	858	chan	2	QtzSer	Mod	Vnlets	112	0.0	0	46	30
La Concha	12023701	O	5/24/07	509005	720800	848	chan	2	QtzSer	Mod	Vnlets	5	0.1	0	44	5
La Concha	12023702	O	5/24/07	509011	720747	848	chan	2	QtzSer	Mod	Vnlets	3	0.0	0	45	12
La Concha	12023703	O	5/24/07	509022	720737	845	chan	2	QtzSer	Mod	Vnlets	3	0.0	0	46	11
La Concha	12014307	O	5/24/07	509092	720793	850	chan	1	QtzSer	Wk	Vnlets	36	0.1	0	41	6
La Concha	12014308	O	5/24/07	509086	720796	849	chan	2	QtzSer	Mod	Vnlets	5	0.1	1	59	22
La Concha	12014309	O	5/24/07	509084	720802	849	chan	2	QtzSer	Mod	Vnlets	3	0.1	0	54	21
La Concha	12023707	O	5/24/07	509079	720793	846	chan	2	QtzSer	Mod	Vnlets	3	0.0	0	54	11
La Concha	12014302	O	5/24/07	509114	720756	844	chan	1	QtzSer	Mod	Vnlets	17	0.0	2	51	38
La Concha	12014303	O	5/24/07	509090	720771	847	chan	2	QtzSer	Mod	Vnlets	9	0.1	1	57	21
La Concha	12014304	O	5/24/07	509092	720776	859	chan	2	QtzSer	Wk	Vnlets	3	0.0	0	71	19
La Concha	12014306	O	5/24/07	509090	720791	848	chan	2	QtzSer	Mod	Vnlets	28	0.0	0	51	9
La Concha	12014311	O	5/25/07	509083	720868	848	chan	2	QtzSer	Wk	Vnlets	3	0.1	1	47	13
La Concha	12023708	O	5/25/07	509108	720807	853	chan	1	QtzSer	Mod	Vnlets	3	0.0	0	61	11
La Concha	12023709	O	5/25/07	509094	720817	852	chan	1	QtzSer	Mod	Vnlets	3	0.0	0	53	78
La Concha	12023711	O	5/28/07	508946	720761	848	chan	2	QtzSer	Mod	Vnlets	3	0.0	0	59	37
La Concha	12014312	O	5/28/07	509392	720868	837	chan	2	Pot	Wk	Vnlets	3	0.0	0	52	9
La Concha	12023710	O	5/28/07	509171	720901	854	chan	2	QtzSer	Mod	Vnlets	3	0.0	0	38	8
La Concha	12014313	O	5/28/07	509086	720706	845	chan	2	QtzSer	Wk	Vnlets	3	0.1	0	59	9
La Concha	12014314	O	5/28/07	509151	720737	841	sel	0	NR	NR	NR	3	0.1	0	7	8
La Concha	12014315	O	5/29/07	509409	720371	845	chan	2	QtzSer	Wk	Vnlets	3	0.0	0	50	7
La Concha	12023714	O	5/29/07	509372	720369	856	chan	1	QtzSer	Mod	Vnlets	11	0.0	0	55	7
La Concha	12014316	O	5/29/07	509401	720369	850	chan	2	QtzSer	Str	Vnlets	5	0.1	0	49	25
La Concha	12014317	O	5/29/07	509390	720371	866	chan	2	QtzSer	Str	Vnlets	3	0.1	0	67	7

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
La Concha	12014318	O	5/29/07	509389	720363	858	chan	2	QtzSer	Str	Vnlets	18	0.0	0	61	23
La Concha	12014319	O	5/29/07	509383	720365	859	chan	2	QtzSer	Mod	Vnlets	77	0.0	0	50	8
La Concha	12014320	O	5/29/07	509377	720371	857	chan	2	QtzSer	Mod	Vnlets	16	0.0	0	64	8
La Concha	12014321	O	5/29/07	509370	720369	855	chan	2	QtzSer	Mod	Vnlets	93	0.0	0	50	5
La Concha	12014322	O	5/29/07	509370	720371	858	chan	2	QtzSer	Mod	Vnlets	6	0.1	0	54	12
La Concha	12023712	O	5/29/07	509400	720375	851	chan	2	Pot	Mod	Vnlets	3	0.0	0	64	8
La Concha	12023713	O	5/29/07	509396	720378	847	chan	2	Pot	Wk	Vnlets	6	0.1	0	71	8
La Concha	12023717	O	5/29/07	509363	720373	856	chan	2	Pot	Mod	Vnlets	23	0.0	0	55	15
La Concha	12023715	O	5/29/07	509352	720371	859	chan	2	Pot	Mod	Vnlets	24	0.0	0	42	10
La Concha	12023716	O	5/29/07	509357	720373	858	chan	2	Pot	Mod	Vnlets	39	0.0	0	54	9
La Concha	12023718	O	5/30/07	509352	720424	848	chan	1	Pot	Mod	Vnlets	20	0.1	0	44	12
La Concha	12023719	O	5/30/07	509366	720433	849	chan	1	Pot	Mod	Vnlets	70	0.0	0	34	58
La Concha	12014326	O	5/30/07	509324	720408	848	chan	1	QtzSer	Mod	Vnlets	12	0.1	1	44	22
La Concha	12014323	O	5/30/07	509346	720373	853	chan	1	QtzSer	Wk	Vnlets	1240	0.1	0	45	18
La Concha	12014324	O	5/30/07	509320	720424	847	chan	1	QtzSer	Mod	Vnlets	3	0.0	0	40	10
La Concha	12014327	D	5/30/07	509324	720408	848	chan	1	QtzSer	Mod	Vnlets	22	0.0	2	42	17
La Concha	12023726	O	5/31/07	509560	720275	846	chan	1	Pot	Mod	Vnlets	52	0.0	1	49	17
La Concha	12023727	O	5/31/07	509551	720319	848	chan	2	Pot	Mod	Vnlets	94	0.0	0	65	12
La Concha	12023729	O	5/31/07	509486	720306	846	chan	2	Pot	Mod	Vnlets	3	0.0	0	57	10
La Concha	12023728	O	5/31/07	509523	720310	847	chan	1	Pot	Wk	Vnlets	3	0.0	0	62	8
La Concha	12014334	O	5/31/07	509490	720338	845	chan	1	QtzSer	Wk	Vnlets	3	0.0	0	58	9
La Concha	12014336	O	5/31/07	509420	720345	851	chan	2	QtzSer	Wk	Vnlets	3	0.1	0	44	7
La Concha	12014335	O	5/31/07	509414	720347	851	chan	2	QtzSer	Mod	Vnlets	54	0.1	0	60	16
La Concha	12023722	O	5/31/07	509425	720428	844	chan	1	Pot	VrWk	Vnlets	96	0.1	2	43	22
La Concha	12014332	O	5/31/07	509365	720441	843	chan	2	QtzSer	Mod	Vnlets	19	0.1	1	38	23
La Concha	12014333	O	5/31/07	509383	720434	850	chan	2	QtzSer	Mod	Vnlets	70	0.1	0	37	51
La Concha	12023720	O	5/31/07	509412	720450	840	chan	1	Pot	Wk	Vnlets	102	0.0	0	54	15
La Concha	12023721	O	5/31/07	509409	720445	842	chan	2	Pot	Wk	Vnlets	8	0.0	0	65	15
La Concha	12023723	O	5/31/07	509381	720448	839	chan	1	Pot	VrWk	Fract	7	0.0	0	67	18
La Concha	12023724	D	5/31/07	509381	720448	839	chan	1	Pot	VrWk	Fract	3	0.0	0	54	20
La Concha	12014331	O	5/31/07	509357	720439	843	chan	2	QtzSer	Mod	Vnlets	5	0.0	0	31	25
La Concha	12014328	O	5/31/07	509341	720446	844	chan	2	QtzSer	Str	Vnlets	30	0.9	7	40	24
La Concha	12014329	O	5/31/07	509330	720439	846	chan	1	QtzSer	Mod	Vnlets	6	0.0	0	36	10
La Concha	12007871	O	6/21/07	506787	720666	859	chan	1	Ser	Wk	Fract	3	0.1	0	30	13
La Concha	12007872	O	6/21/07	506584	720120	855	chan	1	Ser	Wk	Fract	3	0.1	0	18	9
La Concha	12007873	O	6/21/07	506541	720076	870	chip	2	Ser	Wk	Fract	3	0.0	0	30	7

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
La Concha	12007874	D	6/21/07	506541	720076	870	chip	2	Ser	Wk	Fract	12	0.0	0	34	3
La Concha	12007876	O	6/22/07	506624	719756	918	chan	1	NR	NR	NR	3	0.1	0	27	13
La Concha	12007877	O	6/22/07	506660	719873	889	chan	1	Ser	Mod	Fract	39	0.1	0	25	18
La Concha	12014081	O	6/28/07	507852	720970	843	chan	2	Ser	Mod	Fract	10	0.0	0	41	11
La Concha	12007898	O	6/28/07	507793	720606	839	chan	1	Ser	Wk	Fract	3	0.0	0	50	8
La Concha	12007899	O	6/28/07	507646	720305	863	chan	1	Ser	Mod	Fract	3	0.1	0	47	9
La Concha	12014090	O	6/30/07	507717	720483	845	chan	1	Ser	Wk	Vnlets	3	0.0	0	50	8
La Concha	12014091	O	6/30/07	507722	720491	849	chan	1	Ser	Wk	Vnlets	3	0.0	0	50	10
El Limon	2020037	O	8/21/05	509558	718387	1000	chan	0	NR	NR	NR	383	0.2	1	41	74
El Limon	2020039	O	8/21/05	509780	718116	1146	dump	0	NR	NR	NR	1230	1.2	2	26	16
El Limon	2020040	O	8/21/05	509736	718223	1120	fl	0	NR	NR	NR	42600	9.1	3	5	24
El Limon	2020034	O	8/21/05	509829	718715	943	chan	1	Sil	Str	StrCont	47	1.0	3	272	300
El Limon	2020035	O	8/21/05	509760	718529	972	waste	0	Sil		StrCont	36500	40.0	7	34	2080
El Limon	2020036	O	8/21/05	509652	718512	987	fl	0	NR	NR	NR	35800	13.3	14	17	2040
El Limon	2020038	O	8/21/05	509646	718006	1164	chan	2	Arg	Str	Perv	458	0.3	113	35	64
El Limon	2020187	O	8/22/05	511601	718741	918	chan	1	NR	NR	NR	8	0.5	0	48	9
El Limon	2020188	O	8/22/05	511960	718872	931	chan	0	NR	NR	NR	459	1.9	4	36	10
El Limon	2020185	O	8/22/05	510121	718780	910	chan	0	NR	NR	NR	404	0.5	5	21	9
El Limon	2020186	O	8/22/05	510159	718758	933	chan	3	NR	NR	NR	216	0.1	28	32	292
El Limon	12000654	O	2/03/06	509979	718092	1120	chan	2	NR	NR	NR	5	0.1	3	52	50
El Limon	12000653	O	2/04/06	509979	718092	1120	sel	0	Ser	Mod	StrCont	9920	3.0	19	239	78
El Limon	12001221	O	2/04/06	509690	718410	1049	float	0	NR	NR	NR	56500	96.3	1	17	112
El Limon	12000669	O	2/27/06	508628	717996	1110	chan	2	Ser	Str	Perv	33	0.0	0	26	8
El Limon	12001241	O	3/28/06	508420	718330	970	panel	0	Ser	Wk	Vnlets	14	0.0	0	56	9
El Limon	12001244	O	4/27/06	509553	717998	1171	chan	0	NR	NR	NR	7	0.1	1	43	46
El Limon	12003556	O	4/27/06	508457	718327	1000	out	0	Sil	Str	Fract	797	0.5	0	21	37
El Limon	12003554	O	4/27/06	508544	717931	980	out	0	Sil	Mod	Fract	418	0.2	1	92	142
El Limon	12004108	O	4/28/06	509828	718188	1158	chan	1	NR	NR	NR	480	0.2	1	85	113
El Limon	12004107	O	4/28/06	509827	718189	1158	sel	1	QtzSer	Mod	StrCont	380	0.7	5	209	121
El Limon	12001915	O	4/28/06	509479	717985	1187	panel	0	QtzSer	Mod	StrCont	100	0.1	9	25	34
El Limon	12001913	O	4/28/06	509549	717997	1164	panel	45	QtzSer	Mod	Vnlets	3	0.1	1	40	77
El Limon	12001914	O	4/28/06	509517	717996	1171	panel	0	QtzSer	Str	Vnlets	531	0.2	3	41	46
El Limon	12004106	O	4/28/06	509555	718001	1170	sel	3	QtzSer	Mod	Fract	5	0.0	1	6	23
El Limon	12004114	O	4/29/06	509835	718172	1168	panel	0	QtzSer	Mod	Vnlets	6	0.2	0	119	93
El Limon	12004115	O	4/29/06	509834	718180	1168	panel	0	QtzSer	Mod	Vnlets	3	0.1	0	90	60

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
El Limon	12004111	O	4/29/06	509726	718016	1169	sel	1	QtzSer	Mod	StrCont	202	0.3	11	41	164
El Limon	12004112	O	4/29/06	509726	718016	1169	chan	1	Ser	Wk	Patch	13	0.1	2	69	147
El Limon	12004113	O	4/29/06	509738	718028	1168	panel	0	QtzSer	Mod	StrCont	8	0.1	1	76	83
El Limon	12001916	O	4/29/06	509488	717992	1179	chip	2	QtzSer	Mod	Vnlets	322	0.2	2	25	69
El Limon	12001917	O	4/29/06	509488	717992	1179	chan	1	NR	NR	NR	3	0.1	3	45	111
El Limon	12001918	O	4/29/06	509488	717992	1179	chan	0	NR	NR	NR	6	0.1	2	44	145
El Limon	12001919	O	4/29/06	509401	717899	1171	chip	2	Py	Wk	Vnlets	3	0.1	3	3	36
El Limon	12001920	D	4/29/06	509401	717899	1171	chip	2	Py	Wk	Vnlets	3	0.1	5	2	51
El Limon	12004109	O	4/29/06	509555	718001	1170	chan	1	NR	NR	NR	6	0.0	0	38	48
El Limon	12004110	D	4/29/06	509555	718001	1170	chan	1	NR	NR	NR	3	0.0	0	37	51
El Limon	12004116	O	5/01/06	509819	718202	1164	sel	1	QtzSer	Str	Fract	62	0.4	2	71	56
El Limon	12004117	O	5/01/06	509819	718202	1164	chan	1	QtzSer	Mod	Vnlets	53	0.1	1	82	48
El Limon	12005202	O	5/01/06	509728	718008	1161	chan	2	Sil	Mod	Bnd	845	1.2	1	5	39
El Limon	12005206	O	5/02/06	509774	718164	1128	panel	0	Prop	Str	Vnlets	5	0.3	0	91	74
El Limon	12005207	O	5/02/06	509774	718164	1128	panel	0	NR	NR	NR	6	0.2	0	92	60
El Limon	12004118	O	5/02/06	509810	718145	1165	panel	0	QtzSer	Wk	Vnlets	5	0.1	0	101	42
El Limon	12004119	O	5/02/06	509805	718112	1155	waste	0	Ser	Str	Perv	1905	2.7	2	40	28
El Limon	12005203	O	5/02/06	509758	718037	1159	panel	0	FeOx	Str	Vnlets	8	0.2	3	68	73
El Limon	12005204	O	5/02/06	509758	718037	1159	panel	0	FeOx	Str	Vnlets	6	0.1	1	81	35
El Limon	12005208	O	5/02/06	509694	718361	624	chip	2	Unalt	NR	NR	3	0.0	0	4	10
El Limon	12005209	O	5/02/06	509694	718361	624	chip	2	Unalt	NR	NR	3	0.0	0	3	7
El Limon	12005210	O	5/02/06	509749	718444	605	panel	0	NR	NR	NR	155	0.2	1	94	60
El Limon	12005211	D	5/02/06	509749	718444	605	panel	0	NR	NR	NR	94	0.1	1	93	60
El Limon	12004120	O	5/02/06	508808	718082	1170	panel	0	Ser	VrWk	Patch	14	0.1	0	96	24
El Limon	12004121	O	5/03/06	509752	717987	1164	sel	1	QtzSer	Str	StrCont	485	0.3	1	31	124
El Limon	12004122	O	5/03/06	509748	717992	1164	panel	0	NR	NR	NR	5	0.0	0	99	61
El Limon	12005212	O	5/03/06	509749	718448	605	chip	1	QtzSer	Mod	StrCont	5	0.1	1	59	17
El Limon	12005213	O	5/03/06	509749	718453	605	chan	0	Unalt			3	0.1	0	57	15
El Limon	12005214	O	5/03/06	509678	718350	902	chan	1	QtzSer	Mod	Beds	1870	0.6	1	80	94
El Limon	12005216	O	5/04/06	509517	717996	1171	chip	1	QtzSer	Str	StrCont	500	0.2	3	27	33
El Limon	12005219	O	5/04/06	509703	718014	1164	chip	2	QtzSer	Str	StrCont	303	4.4	4	16	253
El Limon	12005215	O	5/04/06	509383	717867	1164	chip	3	Unalt	NI	NO	14	0.0	3	23	55
El Limon	12005217	O	5/05/06	509517	717996	1179	chan	3	QtzSer	Str	StrCont	1105	0.4	5	40	74
El Limon	12005218	O	5/05/06	509717	718012	1157	chan	1	QtzSer	Mod	StrCont	4500	6.8	55	12	147
El Limon	12004135	O	5/11/06	509840	717957	1152	sel	1	QtzSer	Str	StrCont	873	5.4	3	94	387
El Limon	12004136	O	5/11/06	509838	717959	1152	panel	0	NR	NR	NR	3	0.1	1	118	47

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
El Limon	12004132	O	5/11/06	509824	717964	1142	sel	1	NR	NR	NR	125	0.8	20	89	80
El Limon	12004133	O	5/11/06	509825	717964	1142	chan	1	NR	NR	NR	3	0.2	1	146	62
El Limon	12004138	O	5/12/06	509867	717975	1154	sel	1	QtzSer	Str	StrCont	21	0.2	2	77	19
El Limon	12004137	O	5/12/06	509861	717972	1139	panel	0	NR	NR	NR	3	0.1	1	118	20
El Limon	12004139	D	5/12/06	509867	717975	1154	sel	1	QtzSer	Str	StrCont	27	0.2	2	71	18
El Limon	12004140	O	5/12/06	509867	717977	1154	panel	0	QtzSer	Mod	StrCont	3	0.1	1	76	33
El Limon	12005243	O	5/13/06	511615	718746	944	panel	2	QtzSer	Mod	Vnlets	25	0.1	0	74	29
El Limon	12005240	O	5/13/06	511104	718803	985	chan	2	Sil	Mod	Vnlets	3	0.0	0	79	35
El Limon	12005241	O	5/13/06	511094	718810	983	chan	5	Sil	Mod	Vnlets	3	0.1	0	77	63
El Limon	12005242	O	5/13/06	511083	718816	979	chan	2	Sil	Mod	Vnlets	3	0.1	0	4	9
El Limon	12004143	O	5/13/06	509856	717882	1106	panel	0	NR	NR	NR	6	0.1	2	86	33
El Limon	12004142	O	5/13/06	509857	717880	1106	sel	2	QtzSer	Str	StrCont	13	0.5	88	12	48
El Limon	12004141	O	5/13/06	509836	717971	1152	panel	0	NR	NR	NR	3	0.1	1	112	33
El Limon	12004144	O	5/13/06	509851	717890	1106	sel	1	QtzSer	Str	StrCont	3	0.1	1	82	28
El Limon	12004145	O	5/13/06	509849	717893	1106	panel	0	Ser	VrWk	StrCont	3	0.1	1	117	21
El Limon	12005172	O	5/16/06	508540	718363	946	chip	2	QtzSer	VrWk	Fract	3	0.0	1	24	4
El Limon	12005173	O	5/16/06	508457	718327	965	chip	2	QtzSer	Wk	Fract	267	0.5	2	16	14
El Limon	12005174	D	5/16/06	508457	718327	965	chip	2	QtzSer	Wk	Fract	539	0.7	4	16	21
El Limon	12005176	O	5/16/06	508457	718327	965	chip	2	QtzSer	VrWk	Fract	37	0.2	0	30	8
El Limon	12005177	O	5/16/06	508652	718239	956	chip	2	QtzSer	Mod	Fract	639	0.3	0	46	135
El Limon	12014052	O	5/01/07	508254	718337	972	sel	0	QtzSer	Wk	Fract	20600	2.1	5	18	12
El Limon	12014337	O	6/01/07	509731	718561	985	chan	1	QtzSer	Intse	Vnlets	25900	41.5	3	28	3630
El Limon	12014339	O	6/02/07	509706	718470	1005	chip	1	Pot	Mod	Perv	80	1.1	1	101	188
El Limon	12023731	O	6/02/07	509580	718471	1003	chan	1	Pot	VrWk	Perv	117	0.5	1	52	178
El Limon	12014338	O	6/02/07	509838	718716	968	chan	2	QtzSer	Intse	Vnlets	177	0.8	1	197	207
El Limon	12014340	O	6/02/07	509743	718654	943	chip	1	QtzSer	Intse	Vnlets	2730	1.5	37	27	40
El Limon	12023732	O	6/02/07	509761	718615	945	chan	1	Pot	VrWk	Perv	27	0.1	0	57	23
El Limon	12023733	O	6/02/07	509743	718654	943	chan	1	Pot	Wk	Fract	2130	3.8	262	24	199
Cristales-Malasia	2020195	O	8/25/05	512099	717361	1031	fl	0	NR	NR	NR	9040	94.0	1	4	2850
Cristales-Malasia	2020196	O	8/25/05	508661	716779	1316	chan	5	NR	NR	NR	1090	0.8	1	39	180
Cristales-Malasia	2020197	O	8/25/05	508604	716753	1325	chan	5	Ser	Wk	StrCont	5460	1.9	0	29	8
Cristales-Malasia	2020198	O	8/25/05	508413	716726	1342	chan	1	Ser	Str	Fract	69	1.3	1	39	19
Cristales-Malasia	2020199	O	8/26/05	509927	717258	1141	chan	0	NR	NR	NR	3	0.1	1	2	33
Cristales-Malasia	12000826	O	1/23/06	509540	716089	1039	float	0	Ser	Str	Perv	6170	8.8	22	7	120
Cristales-Malasia	12000607	O	1/24/06	508874	716585	1150	chip	4	Ser	Str	Vnlets	1830	1.2	1	27	53

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12000604	O	1/24/06	508880	716605	1294	sel	0	Ser	Mod	VeinSel	11900	6.7	20	14	234
Cristales-Malasia	12000606	O	1/24/06	508880	716605	1294	chan	1	Ser	Mod	Bnd	3	0.2	1	29	112
Cristales-Malasia	12000608	O	1/24/06	508874	716585	1150	sel	0	Ser	Str	Perv	4160	4.4	12	10	171
Cristales-Malasia	12000612	O	1/24/06	508853	716435	1065	sel	0	NR	NR	NR	964	1.2	2	11	205
Cristales-Malasia	12000613	O	1/24/06	508858	716435	1065	chip	2	Sil	Str	Bnd	15	0.1	0	60	29
Cristales-Malasia	12000614	O	1/24/06	508866	716428	1132	sel	0	Ser	Str	StrCont	12900	18.7	28	26	2030
Cristales-Malasia	12000615	O	1/24/06	508866	716428	1132	sel	2	Sil	Mod	Perv	44	0.2	0	26	32
Cristales-Malasia	12000609	O	1/24/06	508878	716550	1175	sel	0	Sil	Mod	Bnd	1460	4.3	64	13	235
Cristales-Malasia	12000610	O	1/24/06	508878	716550	1175	chan	1	Sil	Mod	Perv	645	0.9	8	17	146
Cristales-Malasia	12000611	O	1/24/06	508870	716525	1170	chan	25	Sil	Str	Patch	545	0.4	2	59	141
Cristales-Malasia	12000616	O	1/24/06	508781	716501	1132	chan	3	Ser	Wk	Vnlets	12	0.1	0	42	50
Cristales-Malasia	12000617	O	1/24/06	508781	716501	1132	sel	0	Sil	Str	Bnd	4980	7.8	8	9	437
Cristales-Malasia	12000618	O	1/24/06	508781	716501	1132	chip	2	Ser	Str	Perv	1285	2.0	1	20	155
Cristales-Malasia	12000629	O	1/25/06	509024	716371	1143	sel	0	Ser	Str	Perv	3890	4.7	8	11	12
Cristales-Malasia	12000631	O	1/25/06	509024	716371	1143	chan	2	Sil	Wk	StrCont	2090	1.6	3	40	40
Cristales-Malasia	12000627	O	1/25/06	508933	716390	1182	sel	0	Ser	Wk	StrCont	392	0.3	3	61	67
Cristales-Malasia	12000628	O	1/25/06	508933	716390	1182	chan	1	Ser	Str	StrCont	1740	1.5	15	67	6
Cristales-Malasia	14000624	D	1/25/06	508733	716550	1183	sel	0	Ser	Str	Perv	0	0.0	0	0	0
Cristales-Malasia	12000623	O	1/25/06	508733	716550	1183	sel	0	Sil	Str	Perv	4210	3.7	3	10	29
Cristales-Malasia	12000624	D	1/25/06	508733	716550	1183	sel	0	Ser	Str	Perv	3900	3.5	4	15	38
Cristales-Malasia	12000626	O	1/25/06	508733	716550	1183	chan	2	Sil	Str	Perv	648	0.6	2	43	40
Cristales-Malasia	12000619	O	1/25/06	508645	716620	1220	sel	0	Ser	Str	Perv	10200	8.0	19	6	481
Cristales-Malasia	12000620	O	1/25/06	508645	716620	1220	chan	1	Ser	Str	Perv	155	0.5	0	34	57
Cristales-Malasia	12000621	O	1/25/06	508665	716602	1191	sel	0	Ser	Str	Perv	18050	13.5	23	8	14
Cristales-Malasia	12000622	O	1/25/06	508665	716602	1191	chan	1	QtzSer	Wk	Vnlets	40	0.1	1	50	32
Cristales-Malasia	12001206	D	1/25/06	507810	716995	1195	chan	2	NR	NR	NR	9	0.1	1	115	7
Cristales-Malasia	12001204	O	1/25/06	507810	716995	1195	chan	2	NR	NR	NR	35	0.0	1	156	9
Cristales-Malasia	12001207	O	1/26/06	507669	717417	1038	Rx	1	Sil	Mod	Fract	10800	7.9	4	95	147
Cristales-Malasia	12001209	O	1/27/06	508599	716756	1310	panel	0	FeOx	Mod	Vnlets	1530	0.7	0	148	2
Cristales-Malasia	12001210	O	1/27/06	508599	716756	1310	chan	2	FeOx	Mod	Vnlets	660	0.2	0	85	1
Cristales-Malasia	12001212	O	1/28/06	508542	716400	1199	chan	0	Sil	Str	Vnlets	628	0.1	4	65	5
Cristales-Malasia	12001211	O	1/28/06	508541	716434	1187	chip	0	Sil	Str	Fract	1135	0.8	0	59	23
Cristales-Malasia	12000636	O	1/31/06	509346	716275	1119	chan	2	NR	NR	NR	3	0.1	1	62	41
Cristales-Malasia	12000635	O	1/31/06	509380	716342	1121	chan	1	Ser	Str	Perv	1180	0.9	3	38	272
Cristales-Malasia	12000637	O	1/31/06	509427	716291	1103	chan	1	Sil	Str	StrCont	1540	0.6	1	29	143
Cristales-Malasia	12001214	O	1/31/06	508625	716450	1205	chan	1	Sil	Mod	Perv	2790	1.7	3	42	4

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12001213	O	1/31/06	508625	716450	1205	chan	0	FeOx	Mod	Fract	253	0.3	0	45	52
Cristales-Malasia	12001215	O	1/31/06	508625	716450	1250	chip	1	NR	NR	NR	11100	6.3	6	36	10
Cristales-Malasia	12001216	O	1/31/06	508675	716450	1200	chan	1	Py	Mod	Perv	3590	4.1	8	20	37
Cristales-Malasia	12000634	O	1/31/06	509231	716430	1179	sel	0	QtzSer	Mod	Bnd	6340	5.1	2	8	82
Cristales-Malasia	12000640	O	2/01/06	508572	716020	1235	chip	1	Sil	Str	Perv	125	0.3	0	31	4
Cristales-Malasia	12000638	O	2/01/06	508362	716196	1270	chip	3	NR	NR	NR	14	0.1	0	58	30
Cristales-Malasia	12000639	O	2/01/06	508401	716162	1266	chip	1	QtzSer	Wk	StrCont	14	0.3	2	66	11
Cristales-Malasia	12000648	O	2/03/06	510443	717078	1201	float	0	NR	NR	NR	6060	7.1	1	10	127
Cristales-Malasia	12000649	D	2/03/06	510443	717078	1201	float	0	NR	NR	NR	4090	5.0	1	11	78
Cristales-Malasia	12000651	O	2/03/06	510368	717022	1161	sel	0	NR	NR	NR	1440	0.6	2	49	39
Cristales-Malasia	12001217	O	2/03/06	508613	716759	1314	panel	0	Ser	VInese	Diss	1220	0.6	0	33	5
Cristales-Malasia	12001218	O	2/03/06	508613	716759	1314	sel	0	Ser	Str	Vnlets	29400	4.8	0	35	5
Cristales-Malasia	12001220	O	2/03/06	508624	716766	1317	panel	0	Ser	Str	Perv	17	0.1	0	30	4
Cristales-Malasia	12001219	O	2/03/06	508599	716756	1310	sel	0	Ser	Str	Vnlets	9790	2.4	0	38	3
Cristales-Malasia	12001222	O	2/06/06	508601	716747	1247	panel	0	Ser	NR	NR	33	0.4	0	47	23
Cristales-Malasia	12000660	O	2/24/06	511697	717254	NR	dump	0	NR	NR	NR	189	0.3	1	14	9
Cristales-Malasia	12000658	O	2/24/06	511740	717157	1149	chan	1	Ser	Intse	Perv	463	0.9	2	54	60
Cristales-Malasia	12000659	O	2/24/06	511574	717136	1181	sel	0	Ser	Str	StrCont	11	0.2	1	39	10
Cristales-Malasia	12000663	O	2/27/06	508603	717364	1050	panel	0	NR	NR	NR	3	0.1	2	66	59
Cristales-Malasia	12000664	O	2/27/06	508651	717168	1058	panel	0	QtzSer	Str	Perv	130	0.3	1	31	124
Cristales-Malasia	12000665	O	2/27/06	508640	717141	1055	panel	0	QtzSer	Intse	Perv	17	0.1	0	22	52
Cristales-Malasia	12000666	O	2/27/06	508651	717099	1084	panel	0	Ser	Intse	Perv	42	0.1	1	27	22
Cristales-Malasia	12000667	O	2/27/06	508652	717074	1860	chan	0	QtzSer	Wk	StrCont	5	0.3	1	33	45
Cristales-Malasia	12000668	O	2/27/06	508628	716996	1084	sel	0	NR	NR	NR	92	1.3	0	14	17
Cristales-Malasia	12000670	O	2/27/06	508649	716948	1120	chan	1	Ser	Str	Patch	464	0.3	1	29	12
Cristales-Malasia	12000671	O	2/27/06	508647	716932	1125	chan	1	Ser	Wk	Bnd	27	0.1	1	38	53
Cristales-Malasia	12000672	O	2/28/06	508630	716793	1214	panel	0	Ser	Wk	Vnlets	6	0.0	0	62	4
Cristales-Malasia	12000673	O	2/28/06	508530	716794	1214	panel	0	Ser	Wk	Vnlets	3	0.0	0	56	16
Cristales-Malasia	12000674	D	2/28/06	508530	716794	1214	panel	0	Ser	Wk	Vnlets	3	0.0	0	57	18
Cristales-Malasia	12003711	O	2/28/06	508808	716862	1251	panel	0	Ser	Intse	Perv	444	0.7	0	24	54
Cristales-Malasia	12003707	O	2/28/06	508489	716962	1181	panel	0	QtzSer	VrWk	Perv	5	0.1	0	32	6
Cristales-Malasia	12003704	O	2/28/06	508632	716833	NR	panel	0	Ser	Wk	StrCont	13	0.1	0	35	26
Cristales-Malasia	12003701	O	2/28/06	508632	716811	1214	sel	0	Ser	Str	StrCont	14950	10.8	0	19	9
Cristales-Malasia	12003702	O	2/28/06	508632	716811	1214	panel	0	Ser	Mod	StrCont	398	0.3	0	24	7
Cristales-Malasia	12003703	O	2/28/06	508631	716832	1201	panel	0	Ser	Wk	StrCont	10	0.1	0	36	15
Cristales-Malasia	12003706	O	2/28/06	508415	716979	1184	panel	0	Ser	Intse	Perv	21	0.1	0	34	12

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12003708	O	2/28/06	508590	716916	1183	panel	0	Ser	Mod	Perv	9	0.2	0	38	33
Cristales-Malasia	12003709	O	2/28/06	508603	716894	1194	panel	0	Ser	Mod	Perv	22	0.2	0	37	31
Cristales-Malasia	12003710	O	2/28/06	508609	716902	1202	panel	0	Ser	Wk	Perv	7	0.1	0	29	62
Cristales-Malasia	12000682	O	3/01/06	508869	716439	1125	panel	0	Sil	Intse	Perv	304	0.1	0	33	3
Cristales-Malasia	12000683	O	3/01/06	508903	716367	1135	sel	0	QtzSer	Mod	Patch	1325	2.3	1	8	6
Cristales-Malasia	12000684	D	3/01/06	508903	716367	1135	sel	0	QtzSer	Mod	Patch	1465	1.9	2	9	6
Cristales-Malasia	12000848	O	3/01/06	508681	716783	1309	chan	3	Ser	Mod	StrCont	497	0.5	1	35	9
Cristales-Malasia	12000849	D	3/01/06	508681	716783	1309	chan	3	Ser	Mod	StrCont	491	0.5	1	35	9
Cristales-Malasia	12000842	O	3/01/06	508639	716763	1321	chan	3	IllSmec	Mod	StrCont	13	0.2	0	54	22
Cristales-Malasia	12000844	O	3/01/06	508649	716772	1313	chan	3	Ser	Mod	StrCont	420	0.5	1	31	158
Cristales-Malasia	12000843	O	3/01/06	508640	716766	1307	chip	3	Ser	Mod	Perv	774	0.8	0	26	87
Cristales-Malasia	12000845	O	3/01/06	508666	716777	1311	chan	3	Ser	Str	Perv	92	0.4	0	39	113
Cristales-Malasia	12000846	O	3/01/06	508667	716778	1305	chan	3	Ser	Mod	StrCont	130	0.7	0	28	188
Cristales-Malasia	12000847	O	3/01/06	508667	716778	1314	panel	0	Ser	Str	StrCont	468	0.3	1	37	60
Cristales-Malasia	12000687	O	3/02/06	508802	716510	1131	panel	0	Sil	Mod	Perv	8	0.1	0	38	35
Cristales-Malasia	12000686	O	3/02/06	508814	716491	1100	chan	1	NR	NR	NR	5	0.1	1	70	80
Cristales-Malasia	12000685	O	3/02/06	508813	716492	1100	sel	0	QtzSer	Wk	Patch	308	0.4	1	32	133
Cristales-Malasia	12000688	O	3/02/06	508801	716511	1131	sel	0	Ser	VrWk	Patch	85	0.6	2	23	48
Cristales-Malasia	12000689	O	3/02/06	508771	716542	1175	sel	0	Sil	Mod	Perv	4350	2.0	8	7	65
Cristales-Malasia	12000857	O	3/02/06	508741	716784	1302	chan	3	Ser	Mod	StrCont	131	0.5	0	47	24
Cristales-Malasia	12000859	O	3/02/06	508774	716795	1310	chan	3	Ser	Mod	StrBnd	9	0.1	0	44	16
Cristales-Malasia	12000860	O	3/02/06	508775	716792	1300	chan	3	Ser	Mod	StrCont	186	0.2	0	40	16
Cristales-Malasia	12000858	O	3/02/06	508757	716792	1305	chan	3	Ser	Mod	StrCont	24	0.1	0	35	82
Cristales-Malasia	12000854	O	3/02/06	508708	716777	1292	chan	1	Ser	Mod	StrCont	951	1.3	10	23	282
Cristales-Malasia	12000852	O	3/02/06	508702	716782	1306	chan	3	Ser	Mod	StrCont	186	0.3	1	31	19
Cristales-Malasia	12000853	O	3/02/06	508708	716777	1292	chan	2	Ser	Mod	StrCont	71	1.0	0	27	263
Cristales-Malasia	12000856	O	3/02/06	508712	716793	1308	chan	3	IllSmec	Mod	StrCont	873	0.9	2	54	143
Cristales-Malasia	12000861	O	3/02/06	508581	716749	1320	chan	3	IllSmec	Mod	StrCont	60	0.0	0	40	15
Cristales-Malasia	12000862	O	3/02/06	508590	716761	1323	chan	3	Ser	Mod	Perv	32	0.0	0	33	4
Cristales-Malasia	12004047	O	3/03/06	508409	716687	1327	sel	0	NR	NR	NR	664	0.7	3	38	13
Cristales-Malasia	12003713	O	3/22/06	508857	716440	1134	chan	2	Ser	Wk	Fract	66	0.4	1	31	12
Cristales-Malasia	12003715	O	3/22/06	508848	716443	1127	chan	2	Ser	Wk	Fract	3	0.1	0	43	24
Cristales-Malasia	12003714	O	3/22/06	508855	716460	1127	chan	2	Sil	Wk	Perv	13	0.1	0	37	2
Cristales-Malasia	12000691	O	3/22/06	508845	716485	1105	sel	1	NR	NR	NR	1445	3.5	2	4	37
Cristales-Malasia	12000696	O	3/22/06	508843	716496	1108	chan	1	Sil	Str	Bnd	443	0.9	6	25	121
Cristales-Malasia	12000694	O	3/22/06	508845	716490	1107	chan	2	NR	NR	NR	7	0.4	2	58	44

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12000695	O	3/22/06	508844	716495	1108	sel	1	NR	NR	NR	5550	5.1	6	4	166
Cristales-Malasia	12000690	O	3/22/06	508843	716480	1105	chan	1	NR	NR	NR	11	0.1	1	41	19
Cristales-Malasia	12000693	O	3/22/06	508846	716484	1105	chan	1	QtzSer	Wk	Vnlets	9	0.2	1	59	38
Cristales-Malasia	12003717	O	3/22/06	508814	716439	1131	chip	0	Ser	Wk	Fract	3	0.1	0	40	3
Cristales-Malasia	12003720	O	3/22/06	508805	716421	1133	chan	2	Ser	Str	StrCont	394	0.6	0	14	25
Cristales-Malasia	12003718	O	3/22/06	508811	716437	1133	chip	0	Chl	Wk	Matrix	5	0.1	0	43	14
Cristales-Malasia	12003719	O	3/22/06	508803	716426	1133	sel	0	Ser	Str	Bnd	3230	5.9	65	49	75
Cristales-Malasia	12000763	O	3/23/06	510259	717200	1190	chip	1	Ser	Str	Fract	3	0.4	1	62	370
Cristales-Malasia	12000703	O	3/23/06	508854	716530	1118	panel	0	Ser	Wk	Patch	3	0.1	0	63	19
Cristales-Malasia	12000704	O	3/23/06	508856	716534	1119	panel	0	Ser	VrWk	Patch	33	0.2	1	71	36
Cristales-Malasia	12000706	O	3/23/06	508855	716534	1122	chan	2	Ser	Wk	Patch	207	0.3	0	29	22
Cristales-Malasia	12000692	O	3/23/06	508844	716486	1105	chan	1	NR	NR	NR	7	0.2	1	55	54
Cristales-Malasia	12000702	O	3/23/06	508853	716527	1115	chan	2	Ser	Wk	Patch	7	0.1	0	61	8
Cristales-Malasia	12000697	O	3/23/06	508852	716521	1113	sel	2	NR	NR	NR	2770	6.1	14	2	1015
Cristales-Malasia	12000698	O	3/23/06	508851	716520	1113	chan	1	Sil	Str	Bnd	17	0.2	2	33	40
Cristales-Malasia	12000699	D	3/23/06	508851	716520	1113	chan	1	Sil	Str	Bnd	19	0.2	1	34	44
Cristales-Malasia	12000701	O	3/23/06	508850	716522	1113	chan	1	Ser	VrWk	Perv	740	1.7	2	41	329
Cristales-Malasia	12000863	O	3/23/06	508787	716759	1318	panel	0	IllSmec	Mod	StrCont	131	0.1	0	34	4
Cristales-Malasia	12003724	D	3/23/06	508801	716421	1137	chan	2	Sil	Str	Perv	0	0.0	0	0	0
Cristales-Malasia	12003723	O	3/23/06	508801	716421	1137	chan	2	Sil	Str	Perv	1615	1.3	1	19	33
Cristales-Malasia	12003729	O	3/23/06	508773	716429	1141	chip	0	Sil	VrWk	Patch	12	0.0	0	31	10
Cristales-Malasia	12003721	O	3/23/06	508811	716437	1133	chip	2	Sil	Str	Perv	3	0.3	0	39	25
Cristales-Malasia	12003722	O	3/23/06	508804	716424	1137	chan	3	QtzSer	Intse	Perv	224	0.6	1	49	90
Cristales-Malasia	12003726	O	3/23/06	508798	716421	1137	chan	0	Sil	Str	Perv	957	0.5	1	32	65
Cristales-Malasia	12003727	O	3/23/06	508795	716420	1137	panel	0	Sil	Str	Perv	38	0.1	0	32	13
Cristales-Malasia	12003728	O	3/23/06	508803	716422	1137	chan	0	Ser	Wk	Fract	213	0.5	1	50	62
Cristales-Malasia	12003731	O	3/23/06	508770	716432	1141	chip	0	Ser	Intse	Perv	261	0.8	1	23	340
Cristales-Malasia	12003732	O	3/23/06	508770	716433	1142	chan	1	Sil	Str	Perv	9370	4.3	7	21	149
Cristales-Malasia	12000714	O	3/24/06	508874	716579	1151	chip	1	QtzSer	Mod	Vnlets	113	0.2	1	31	21
Cristales-Malasia	12000711	O	3/24/06	508867	716554	1140	panel	0	Ser	Str	Fract	1150	0.7	1	29	37
Cristales-Malasia	12000712	O	3/24/06	508875	716574	1150	chip	2	QtzSer	Str	Vnlets	56	0.1	0	30	20
Cristales-Malasia	12000713	O	3/24/06	508875	716579	1151	sel	1	QtzSer	Str	Patch	1175	1.4	8	10	14
Cristales-Malasia	12003735	O	3/24/06	508695	716434	1163	chan	2	NR	NR	NR	9	0.1	0	37	30
Cristales-Malasia	12003736	O	3/24/06	508655	716419	1165	chan	4	Ser	VrWk	Fract	9	0.1	0	40	9
Cristales-Malasia	12000709	O	3/24/06	508862	716546	1125	chip	3	Ser	Wk	Patch	147	0.4	1	28	68
Cristales-Malasia	12000708	O	3/24/06	508858	716545	1123	chip	1	Ser	Wk	Patch	22	0.2	1	65	126

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12000710	D	3/24/06	508862	716546	1125	chip	3	Ser	Wk	Patch	199	0.4	1	31	56
Cristales-Malasia	12000707	O	3/24/06	508857	716545	1123	sel	1	QtzSer	Str	Vnlets	389	0.9	3	34	142
Cristales-Malasia	12000866	O	3/24/06	508778	716761	1318	panel	0	Ser	Wk	StrCont	18	0.1	0	39	18
Cristales-Malasia	12000867	D	3/24/06	508778	716761	1318	panel	0	IllSmec	Intse	Perv	30	0.1	0	40	16
Cristales-Malasia	12000864	O	3/24/06	508785	716759	1318	panel	0	IllSmec	Mod	StrCont	58	0.1	0	35	9
Cristales-Malasia	12000865	O	3/24/06	508783	716760	1318	panel	0	IllSmec	Mod	StrCont	796	0.5	0	37	10
Cristales-Malasia	12000869	O	3/24/06	508769	716762	1318	panel	0	IllSmec	Mod	StrCont	62	0.1	0	31	41
Cristales-Malasia	12000868	O	3/24/06	508773	716762	1318	panel	0	IllSmec	Mod	StrCont	3	0.1	0	43	4
Cristales-Malasia	12000870	O	3/24/06	508766	716762	1318	panel	0	IllSmec	Intse	StrCont	3	0.1	0	29	96
Cristales-Malasia	12000871	O	3/24/06	508764	716763	1318	panel	0	IllSmec	Mod	StrCont	19	0.2	0	26	66
Cristales-Malasia	12003733	O	3/24/06	508764	716432	1146	panel	0	Ser	Wk	Fract	24	0.2	0	37	4
Cristales-Malasia	12003734	O	3/24/06	508728	716433	1159	chip	0	Sil	Wk	Patch	5	0.1	0	35	5
Cristales-Malasia	12000766	O	3/24/06	508800	716862	1249	panel	0	Ser	Mod	Fract	96	0.2	0	24	35
Cristales-Malasia	12000767	O	3/24/06	508660	716909	1211	panel	0	Ser	Mod	Fract	46	0.2	0	35	24
Cristales-Malasia	12000768	O	3/24/06	508654	716909	1215	panel	0	Chl	Wk	Fract	8	0.2	0	20	35
Cristales-Malasia	12000769	O	3/24/06	508693	716910	1209	panel	0	Ser	Str	Fract	46	0.1	0	29	50
Cristales-Malasia	12003739	O	3/24/06	508567	716424	1176	chan	3	QtzSer	Str	Perv	3	0.1	0	47	11
Cristales-Malasia	12003737	O	3/24/06	508569	716424	1175	chan	2	Ser	VrWk	StrCont	3	0.0	0	27	4
Cristales-Malasia	12003738	O	3/24/06	508569	716421	1175	chan	2	Ser	VrWk	StrCont	10	0.1	0	25	5
Cristales-Malasia	12000715	O	3/25/06	508875	716590	1153	chip	1	Sil	Str	StrCont	226	0.3	0	34	10
Cristales-Malasia	12000716	O	3/25/06	508862	716630	1183	chan	1	QtzSer	Mod	Vnlets	605	1.2	1	29	6
Cristales-Malasia	12003740	O	3/25/06	508785	716410	1140	chip	0	NR	NR	NR	1795	1.2	0	29	20
Cristales-Malasia	12000876	O	3/25/06	508762	716763	1318	panel	0	IllSmec	Mod	StrCont	15	0.1	0	31	112
Cristales-Malasia	12003741	O	3/25/06	508769	716396	NR	chan	0	Sil	Wk	Fract	0	0.0	0	0	0
Cristales-Malasia	12000872	O	3/25/06	508753	716759	1318	panel	0	Ser	Intse	Perv	112	0.4	0	22	69
Cristales-Malasia	12000873	O	3/25/06	508750	716759	1318	panel	0	IllSmec	Intse	Perv	54	0.3	0	33	17
Cristales-Malasia	12000874	D	3/25/06	508750	716759	1318	panel	0	IllSmec	Intse	Perv	74	0.3	0	34	14
Cristales-Malasia	12000877	O	3/25/06	508746	716762	1318	panel	0	IllSmec	Intse	Perv	3	0.2	0	40	19
Cristales-Malasia	12000878	O	3/25/06	508744	716762	1318	panel	0	IllSmec	Intse	Perv	795	0.4	0	46	23
Cristales-Malasia	12000879	O	3/25/06	508738	716759	1318	panel	0	IllSmec	Mod	StrCont	19	1.0	0	40	73
Cristales-Malasia	12000881	O	3/25/06	508736	716758	1318	panel	0	IllSmec	Mod	Perv	1565	1.1	0	44	108
Cristales-Malasia	12000770	O	3/25/06	508625	716921	1202	panel	0	Ser	Str	Fract	43	0.1	1	38	75
Cristales-Malasia	12000771	O	3/25/06	508618	716923	NR	panel	0	Ser	Str	Fract	59	0.2	0	30	70
Cristales-Malasia	12003742	O	3/25/06	508565	716424	1180	chan	3	NR	NR	NR	10	0.0	0	20	9
Cristales-Malasia	12003743	O	3/25/06	508560	716421	1180	chan	3	NR	NR	NR	166	0.1	0	20	19
Cristales-Malasia	12003744	O	3/25/06	508543	716415	1180	chan	3	Ser	Str	Perv	255	0.4	4	26	8

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12000773	O	3/25/06	508596	716945	1188	panel	0	Ser	Str	Fract	3	0.2	0	38	27
Cristales-Malasia	12000772	O	3/25/06	508605	716928	NR	panel	0	Ser	Str	Fract	8	0.2	0	36	28
Cristales-Malasia	12000774	D	3/25/06	508596	716945	1188	panel	0	Ser	Str	Fract	3	0.2	0	34	28
Cristales-Malasia	12000776	O	3/25/06	508592	716954	1190	panel	0	Ser	Str	Fract	14	0.2	0	25	17
Cristales-Malasia	12003747	O	3/27/06	509561	716752	1260	panel	0	NR	NR	NR	5	0.1	10	29	58
Cristales-Malasia	12003745	O	3/27/06	509535	716743	1260	panel	0	Ser	Wk	Fract	3	0.1	1	47	66
Cristales-Malasia	12003746	O	3/27/06	509532	716739	1257	panel	0	NR	NR	NR	3	0.0	0	65	14
Cristales-Malasia	12003751	O	3/27/06	509673	716897	1098	chan	2	NR	NR	NR	3	0.1	1	61	44
Cristales-Malasia	12003752	O	3/27/06	509647	716870	1149	chan	2	QtzSer	Mod	Perv	3	0.1	1	41	14
Cristales-Malasia	12003753	O	3/27/06	509637	716841	1187	panel	0	NR	NR	NR	41	0.2	1	49	45
Cristales-Malasia	12003754	O	3/27/06	509484	716910	1189	chan	1	Chl	Wk	Fract	3	0.1	1	51	55
Cristales-Malasia	12003756	O	3/27/06	509482	716908	1190	panel	0	Sil	Mod	Perv	3	0.1	1	87	37
Cristales-Malasia	12003748	O	3/27/06	509906	716653	1241	panel	0	Pot	Mod	Bnd	12	0.1	0	32	131
Cristales-Malasia	12003749	D	3/27/06	509906	716653	1241	panel	0	Pot	Mod	Bnd	24	0.0	0	38	85
Cristales-Malasia	12000717	O	3/27/06	508875	716650	1170	chip	2	QtzSer	Wk	Vnlets	78	0.2	1	34	23
Cristales-Malasia	12000718	O	3/27/06	508877	716677	1215	chan	2	Ser	VrWk	Patch	130	0.4	1	25	16
Cristales-Malasia	12000719	O	3/27/06	508817	716492	1100	chan	2	NR	NR	NR	18	0.1	3	89	148
Cristales-Malasia	12000720	O	3/27/06	508818	716492	1100	chan	1	NR	NR	NR	3	0.1	0	88	74
Cristales-Malasia	12000887	O	3/27/06	508726	716761	1318	panel	0	IllSmec	Intse	Perv	1405	1.0	3	31	17
Cristales-Malasia	12000885	O	3/27/06	508729	716761	1318	panel	0	IllSmec	Mod	Perv	250	0.7	0	39	17
Cristales-Malasia	12000884	O	3/27/06	508731	716761	1318	panel	0	IllSmec	Intse	Perv	116	0.5	0	41	28
Cristales-Malasia	12000882	O	3/27/06	508740	716761	1318	chan	1	IllSmec	Mod	StrCont	3	0.2	0	35	44
Cristales-Malasia	12000883	O	3/27/06	508739	716760	1318	chan	1	IllSmec	Mod	StrCont	20	0.5	0	29	90
Cristales-Malasia	12000886	O	3/27/06	508728	716761	1318	panel	0	IllSmec	Mod	Perv	122	0.3	0	34	46
Cristales-Malasia	12000888	O	3/27/06	508725	716761	1318	panel	0	IllSmec	Intse	Perv	1085	0.9	3	39	24
Cristales-Malasia	12000889	O	3/27/06	508720	716762	1318	panel	0	IllSmec	Intse	Perv	70	0.4	0	29	69
Cristales-Malasia	12000890	O	3/27/06	508718	716762	1318	panel	0	IllSmec	Intse	Perv	184	1.5	1	25	185
Cristales-Malasia	12000891	O	3/27/06	508715	716762	1318	panel	0	IllSmec	Intse	Perv	63	1.0	0	29	404
Cristales-Malasia	12000892	D	3/27/06	508715	716762	1318	panel	0	IllSmec	Intse	Perv	207	1.3	0	29	402
Cristales-Malasia	12000893	O	3/27/06	508717	716762	1318	sel	0	QtzSer	Mod	Patch	1255	2.9	5	15	483
Cristales-Malasia	12000894	O	3/27/06	508711	716762	1318	panel	0	IllSmec	Mod	Perv	1170	1.1	1	30	493
Cristales-Malasia	12000895	O	3/27/06	508708	716763	1318	panel	0	IllSmec	Intse	Perv	50	0.4	0	26	209
Cristales-Malasia	12000782	O	3/27/06	508487	717215	NR	panel	0	QtzSer	Str	Fract	217	0.2	1	29	3
Cristales-Malasia	12000778	O	3/27/06	508478	716972	NR	chip	0	Sil	Str	Perv	3	0.2	0	27	88
Cristales-Malasia	12000779	O	3/27/06	508410	716970	NR	panel	0	Ser	Str	Fract	3	0.1	0	37	26
Cristales-Malasia	12001239	O	3/27/06	507545	717476	1009	sel	0	Ser	Str	Vnlets	29000	18.7	15	22	1815

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12001240	O	3/27/06	507545	717476	1009	chan	1	NR	NR	NR	3	0.1	0	50	80
Cristales-Malasia	12000726	O	3/28/06	508887	716422	1115	chip	2	Sil	VrWk	Patch	24	0.0	0	28	10
Cristales-Malasia	12000724	D	3/28/06	508769	716546	1180	chip	2	QtzSer	Mod	Vnlets	0	0.0	0	0	0
Cristales-Malasia	12000721	O	3/28/06	508780	716534	1168	chip	2	NR	NR	NR	6	0.1	1	57	84
Cristales-Malasia	12000722	O	3/28/06	508770	716545	1178	chan	1	Ser	Wk	Patch	3	0.1	0	47	38
Cristales-Malasia	12000723	O	3/28/06	508769	716546	1180	chip	2	QtzSer	Mod	Vnlets	34	0.4	1	31	43
Cristales-Malasia	12000897	O	3/28/06	508701	716763	1318	panel	0	IllSmec	Mod	StrCont	31	0.3	1	30	33
Cristales-Malasia	12000898	O	3/28/06	508698	716763	1318	panel	0	IllSmec	Mod	StrCont	47	0.3	1	39	69
Cristales-Malasia	12000896	O	3/28/06	508706	716763	1318	panel	0	IllSmec	Intse	Perv	77	0.3	0	29	154
Cristales-Malasia	12000899	D	3/28/06	508698	716763	1318	panel	0	IllSmec	Mod	StrCont	20	0.3	1	37	56
Cristales-Malasia	12004001	O	3/28/06	508696	716763	1318	panel	0	IllSmec	Mod	StrCont	635	0.7	4	47	39
Cristales-Malasia	12004006	O	3/28/06	508678	716763	1318	panel	0	NR	NR	NR	253	0.7	0	49	42
Cristales-Malasia	12004002	O	3/28/06	508689	716763	1318	panel	0	IllSmec	Mod	StrCont	692	0.8	3	35	7
Cristales-Malasia	12004003	O	3/28/06	508686	716763	1318	panel	0	NR	NR	NR	1150	0.8	3	42	29
Cristales-Malasia	12004004	O	3/28/06	508681	716763	1318	panel	0	Ser	Wk	StrCont	4140	1.6	2	32	21
Cristales-Malasia	12000783	O	3/28/06	508453	717105	NR	chip	0	Ser	Str	Fract	146	0.1	1	58	24
Cristales-Malasia	12003759	O	3/28/06	509240	716836	1236	panel	0	Ser	VrWk	StrCont	8	0.1	12	104	72
Cristales-Malasia	12003758	O	3/28/06	509247	716836	1241	panel	0	Ser	Wk	StrCont	6	0.0	6	62	61
Cristales-Malasia	12003760	O	3/28/06	509259	716823	1244	panel	0	Ser	Wk	Perv	25	0.0	10	52	50
Cristales-Malasia	12003757	O	3/28/06	509164	716833	1224	panel	0	Ser	Str	StrCont	3	0.0	0	53	2
Cristales-Malasia	12003761	O	3/28/06	509010	717060	1102	chan	2	Ser	Intse	Perv	122	0.4	1	48	34
Cristales-Malasia	12003762	O	3/28/06	509028	717026	1132	chan	2	Ser	Intse	Perv	25	0.1	0	45	13
Cristales-Malasia	12003763	O	3/28/06	509028	717026	1132	chan	2	Ser	Intse	Perv	9	0.1	0	39	3
Cristales-Malasia	12000785	O	3/28/06	507875	717093	NR	panel	0	Ser	Str	Fract	134	0.1	0	53	38
Cristales-Malasia	12000786	O	3/28/06	507877	717092	NR	panel	0	Ser	Str	Fract	244	0.4	0	33	127
Cristales-Malasia	12003772	O	3/29/06	509252	716829	NR	panel	0	Ser	Wk	StrCont	3	0.0	2	61	71
Cristales-Malasia	12003773	O	3/29/06	509250	716831	NR	panel	0	Ser	Wk	StrCont	3	0.0	2	58	57
Cristales-Malasia	12003764	O	3/29/06	509273	716815	NR	panel	0	Ser	Wk	StrCont	3	0.0	3	57	2
Cristales-Malasia	12003765	O	3/29/06	509266	716818	NR	chan	0	Ser	VrWk	StrCont	453	0.1	14	57	230
Cristales-Malasia	12003766	O	3/29/06	509265	716819	NR	panel	0	Ser	VrWk	Fract	5	0.0	8	56	49
Cristales-Malasia	12003767	O	3/29/06	509263	716820	NR	panel	0	IllSmec	Mod	Fract	6	0.0	4	54	52
Cristales-Malasia	12003768	O	3/29/06	509261	716821	NR	panel	0	Ka-Sm	Str	Perv	3	0.0	1	48	7
Cristales-Malasia	12003769	O	3/29/06	509257	716824	NR	panel	0	IllSmec	VrWk	Fract	5	0.0	5	66	55
Cristales-Malasia	12003770	O	3/29/06	509256	716826	NR	panel	0	Ser	VrWk	StrCont	7	0.0	4	50	59
Cristales-Malasia	12003771	O	3/29/06	509254	716828	NR	panel	0	Ser	VrWk	Fract	5	0.0	4	59	79
Cristales-Malasia	12003774	D	3/29/06	509250	716831	NR	panel	0	Ser	Wk	Fract	6	0.0	2	52	54

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12000727	O	3/29/06	508962	716366	1075	chip	2	QtzSer	Wk	Vnlets	6	0.2	0	40	13
Cristales-Malasia	12000728	O	3/29/06	508980	716365	1073	chip	3	Sil	Wk	StrCont	30	0.0	0	27	5
Cristales-Malasia	12000729	O	3/29/06	508996	716352	1070	chan	2	Ser	Mod	Patch	18	0.1	1	51	12
Cristales-Malasia	12004016	O	3/29/06	508648	716755	1318	panel	0	IllSmec	Intse	Perv	35	0.7	0	34	226
Cristales-Malasia	12004012	O	3/29/06	508660	716758	1318	panel	0	IllSmec	Intse	Perv	150	0.3	0	29	101
Cristales-Malasia	12004011	O	3/29/06	508662	716759	1318	panel	0	IllSmec	Mod	StrCont	339	0.5	0	35	114
Cristales-Malasia	12004013	O	3/29/06	508657	716758	1318	panel	0	IllSmec	Mod	StrCont	185	0.3	0	22	177
Cristales-Malasia	12004014	O	3/29/06	508653	716756	1318	panel	0	IllSmec	Mod	StrCont	119	0.2	0	31	173
Cristales-Malasia	12004015	O	3/29/06	508650	716756	1318	panel	0	IllSmec	Intse	Perv	96	0.6	0	39	134
Cristales-Malasia	12004017	D	3/29/06	508648	716755	1318	panel	0	IllSmec	Intse	Perv	5	0.6	0	28	176
Cristales-Malasia	12004018	O	3/29/06	508643	716754	1318	panel	0	IllSmec	Intse	Perv	55	0.4	0	31	48
Cristales-Malasia	12004019	O	3/29/06	508641	716753	1318	panel	0	IllSmec	Intse	Perv	211	0.5	0	30	34
Cristales-Malasia	12004020	O	3/29/06	508639	716753	1318	panel	0	IllSmec	Intse	Perv	41	0.6	0	34	36
Cristales-Malasia	12004010	O	3/29/06	508666	716760	1318	panel	0	IllSmec	Mod	StrCont	508	0.5	0	33	28
Cristales-Malasia	12004008	O	3/29/06	508672	716762	1318	panel	0	IllSmec	Mod	StrCont	22	0.3	0	29	192
Cristales-Malasia	12004007	O	3/29/06	508676	716763	1318	panel	0	IllSmec	Mod	StrCont	330	0.6	0	31	95
Cristales-Malasia	12004009	O	3/29/06	508669	716761	1318	panel	0	IllSmec	Intse	Perv	50	0.5	0	31	186
Cristales-Malasia	12000787	O	3/29/06	508478	716972	1110	chip	3	QtzSer	Str	Diss	123	0.6	0	27	133
Cristales-Malasia	12000788	O	3/29/06	507877	717083	NR	panel	0	Ser	Str	Fract	62	0.2	0	26	65
Cristales-Malasia	12003776	O	3/30/06	509242	716836	NR	panel	0	Ser	VrWk	Vnlets	6	0.0	12	73	79
Cristales-Malasia	12003777	O	3/30/06	509242	716836	NR	sel	0	Ser	VrWk	StrCont	23	0.5	2	8	217
Cristales-Malasia	12003778	O	3/30/06	509230	716836	NR	panel	0	IllSmec	Wk	Fract	3	0.1	2	61	15
Cristales-Malasia	12003779	O	3/30/06	509197	716832	NR	panel	0	IllSmec	Str	Fract	12	0.0	0	55	4
Cristales-Malasia	12004024	D	3/30/06	508629	716750	1318	panel	0	IllSmec	Intse	Perv	37	0.4	0	30	7
Cristales-Malasia	12004021	O	3/30/06	508634	716751	1318	panel	0	IllSmec	Intse	Perv	830	0.6	1	29	4
Cristales-Malasia	12004022	O	3/30/06	508631	716751	1318	panel	0	IllSmec	Intse	Fract	1255	0.6	2	27	3
Cristales-Malasia	12004023	O	3/30/06	508629	716750	1318	panel	0	IllSmec	Intse	Perv	35	0.4	0	29	7
Cristales-Malasia	12004026	O	3/30/06	508625	716749	1318	panel	0	IllSmec	Mod	StrCont	7	0.1	0	50	16
Cristales-Malasia	12004027	O	3/30/06	508622	716748	1318	panel	0	IllSmec	Mod	StrCont	390	0.2	0	31	7
Cristales-Malasia	12004028	O	3/30/06	508619	716747	1318	panel	0	IllSmec	Mod	StrCont	1660	0.8	0	33	6
Cristales-Malasia	12004029	O	3/30/06	508614	716746	1318	panel	0	IllSmec	Mod	StrCont	90	0.2	0	56	14
Cristales-Malasia	12004031	O	3/30/06	508612	716746	1318	panel	0	IllSmec	Mod	StrCont	433	0.2	0	35	7
Cristales-Malasia	12004032	O	3/30/06	508608	716744	1318	panel	0	Ser	Wk	StrCont	114	0.1	0	38	4
Cristales-Malasia	12004035	O	3/30/06	508581	716746	1318	panel	0	NR	NR	NR	54	0.1	0	46	61
Cristales-Malasia	12004033	O	3/30/06	508589	716747	1318	panel	0	IllSmec	Mod	StrCont	111	0.1	0	32	71
Cristales-Malasia	12004034	O	3/30/06	508586	716747	1318	panel	0	NR	NR	NR	56	0.1	0	42	21

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12004036	O	3/30/06	508579	716745	1318	panel	0	NR	NR	NR	13	0.1	0	49	49
Cristales-Malasia	12004037	O	3/30/06	508485	716690	1324	panel	0	IllSmec	Wk	StrCont	3600	0.6	2	21	33
Cristales-Malasia	12000793	O	3/30/06	508002	716895	NR	panel	0	Ser	Str	Fract	21	0.1	4	53	48
Cristales-Malasia	12000789	O	3/30/06	508066	716929	NR	chip	2	Sil>75	Str	Perv	19	0.7	2	83	105
Cristales-Malasia	12000792	O	3/30/06	508032	716897	NR	panel	0	Ser	Str	Fract	19	0.1	4	48	58
Cristales-Malasia	12003783	O	3/30/06	509116	716916	NR	panel	0	IllSmec	Str	Perv	3	0.0	0	55	7
Cristales-Malasia	12003781	O	3/30/06	509138	716854	NR	panel	0	Ser	Mod	StrCont	5	0.0	0	101	15
Cristales-Malasia	12003782	O	3/30/06	509122	716876	NR	panel	0	Ser	Mod	StrCont	33	0.1	0	61	3
Cristales-Malasia	12000738	D	3/31/06	509133	717024	1126	panel	0	IllSmec	Str	StrCont	0	0.0	0	0	0
Cristales-Malasia	12000740	O	3/31/06	509118	717015	1129	panel	0	QtzSer	Wk	Vnlets	11	0.0	1	36	20
Cristales-Malasia	12000735	O	3/31/06	509141	717039	1125	panel	0	Ser	Wk	Patch	7	0.0	0	25	7
Cristales-Malasia	12000736	O	3/31/06	509140	717038	1125	panel	0	Ser	VrWk	Patch	9	0.0	1	31	38
Cristales-Malasia	12000737	O	3/31/06	509133	717024	1126	panel	0	IllSmec	Str	StrCont	157	0.0	1	49	45
Cristales-Malasia	12000739	O	3/31/06	509121	717015	1129	panel	0	QtzSer	Wk	Vnlets	69	0.1	1	31	32
Cristales-Malasia	12000794	O	3/31/06	508260	716980	NR	panel	0	Ser	Str	Fract	27	0.0	0	23	1
Cristales-Malasia	12000795	D	3/31/06	508260	716980	NR	panel	0	Ser	Str	Fract	6	0.0	0	22	1
Cristales-Malasia	12000796	O	3/31/06	508210	717002	NR	panel	0	Ser	Str	Fract	3	0.0	0	26	1
Cristales-Malasia	12004038	O	3/31/06	508357	716676	1315	panel	0	IllSmec	Mod	Perv	88	0.2	3	52	58
Cristales-Malasia	12004039	O	3/31/06	508353	716668	1328	panel	0	IllSmec	Intse	Perv	213	0.1	4	37	35
Cristales-Malasia	12004040	O	3/31/06	508407	716678	1326	panel	0	IllSmec	Mod	StrCont	149	0.0	1	40	9
Cristales-Malasia	12003788	O	3/31/06	509102	716976	NR	panel	0	Ser	Mod	StrCont	36	0.0	2	51	29
Cristales-Malasia	12003786	O	3/31/06	509097	716954	NR	panel	0	IllSmec	Wk	Fract	3	0.0	0	85	9
Cristales-Malasia	12003787	O	3/31/06	509098	716962	NR	panel	0	QtzSer	Intse	Perv	3	0.0	0	30	1
Cristales-Malasia	12003789	O	3/31/06	509103	716991	NR	panel	0	Ser	Wk	Perv	3	0.0	1	44	9
Cristales-Malasia	12003790	O	3/31/06	509109	717003	NR	panel	0	NR	NR	NR	330	0.2	1	57	125
Cristales-Malasia	12000744	O	4/03/06	510380	716440	1186	sub	2	Chl	Str	Clasts	3	0.2	0	52	66
Cristales-Malasia	12000743	O	4/03/06	509826	716478	1115	chip	2	Sil	Str	Perv	3	0.0	0	24	3
Cristales-Malasia	12000741	O	4/03/06	508737	716661	1243	sub	3	Ser	Mod	Patch	739	0.2	1	26	8
Cristales-Malasia	12000742	O	4/03/06	508726	716690	1252	sub	0	QtzSer	Mod	Perv	202	0.1	2	28	18
Cristales-Malasia	12003791	O	4/03/06	509258	717097	NR	chan	3	NR	NR	NR	3	0.4	0	70	59
Cristales-Malasia	12004045	O	4/03/06	508409	716687	1327	panel	0	IllSmec	Mod	StrCont	19	0.1	2	48	34
Cristales-Malasia	12004042	O	4/03/06	508397	716676	1323	sel	1	NR	NR	NR	202	0.7	7	27	16
Cristales-Malasia	12004043	O	4/03/06	508397	716676	1323	panel	0	IllSmec	Mod	StrCont	96	0.2	6	41	24
Cristales-Malasia	12004044	O	4/03/06	508403	716682	1323	sel	0	NR	NR	NR	1460	0.3	2	36	9
Cristales-Malasia	12004046	D	4/03/06	508409	716687	1327	panel	0	IllSmec	Mod	StrCont	35	0.1	2	41	32
Cristales-Malasia	12003784	O	4/03/06	509158	716852	NR	panel	0	IllSmec	Intse	Perv	7	0.0	0	60	4

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12003785	O	4/03/06	509162	716848	NR	panel	0	Ser	Wk	StrCont	7	0.0	0	65	4
Cristales-Malasia	12003794	O	4/03/06	509214	717030	NR	chan	3	NR	NR	NR	3	0.2	1	47	20
Cristales-Malasia	12003795	O	4/03/06	509207	717030	NR	chan	2	Carb	Wk	Fract	95	0.2	1	56	59
Cristales-Malasia	12003796	O	4/03/06	509169	717038	NR	chan	0	QtzSer	Mod	StrCont	10	0.7	11	44	39
Cristales-Malasia	12003797	O	4/03/06	509167	717023	NR	chan	3	Ser	Str	Perv	84	0.1	1	41	39
Cristales-Malasia	12003798	O	4/03/06	509147	716991	NR	chan	2	NR	NR	NR	14	0.1	1	67	67
Cristales-Malasia	12003799	D	4/03/06	509147	716991	NR	chan	2	NR	NR	NR	5	0.1	0	70	72
Cristales-Malasia	12004302	O	4/03/06	508147	717224	NR	chan	2	QtzSer	Wk	Patch	93	0.7	3	60	59
Cristales-Malasia	12000797	O	4/03/06	507866	717110	NR	panel	0	Ser	Str	Fract	59	0.4	1	39	118
Cristales-Malasia	12004306	O	4/04/06	508130	716148	NR	panel	0	QtzSer	Intse	Perv	60	0.1	1	35	21
Cristales-Malasia	12004307	O	4/04/06	508141	716148	NR	chan	3	QtzSer	Str	Perv	1680	2.8	0	20	14
Cristales-Malasia	12000746	O	4/04/06	508479	717195	1053	panel	0	Sil	Str	Perv	132	0.2	1	13	7
Cristales-Malasia	12000749	D	4/04/06	508461	717142	1100	chip	1	Sil	Wk	Perv	39	0.0	0	30	11
Cristales-Malasia	12000745	O	4/04/06	508490	717216	1050	chip	3	Sil	Wk	Perv	348	0.6	4	22	3
Cristales-Malasia	12000747	O	4/04/06	508470	717181	1060	sel	1	Sil	Str	Perv	53	0.1	1	21	3
Cristales-Malasia	12000748	O	4/04/06	508461	717142	1100	chip	1	Sil	Wk	Perv	3	0.0	0	29	9
Cristales-Malasia	12004048	O	4/04/06	508439	717210	NR	panel	0	Sil	Mod	Perv	177	0.3	1	25	2
Cristales-Malasia	12004049	D	4/04/06	508439	717210	NR	panel	0	Sil	Mod	Perv	361	0.1	1	24	2
Cristales-Malasia	12004051	O	4/04/06	508432	717199	NR	panel	0	Ser	Mod	StrCont	55	0.0	1	44	12
Cristales-Malasia	12004052	O	4/04/06	508415	717177	NR	panel	0	Sil	Intse	Perv	49	0.1	1	28	20
Cristales-Malasia	12004041	O	4/04/06	508359	716675	1323	chan	1	IllSmec	Mod	StrCont	32	0.0	1	29	11
Cristales-Malasia	12004304	O	4/04/06	508154	717187	NR	chip	0	QtzSer	Str	Perv	27	0.0	0	20	4
Cristales-Malasia	12004303	O	4/04/06	508152	717208	NR	chan	2	Ser	Str	Perv	3	0.0	0	21	9
Cristales-Malasia	12004313	O	4/04/06	508113	717454	NR	panel	0	IllSmec	Wk	Fract	3	0.1	0	78	54
Cristales-Malasia	12000802	O	4/04/06	507749	717443	NR	panel	0	Ser	Mod	Fract	3	0.0	0	52	11
Cristales-Malasia	12000803	O	4/04/06	507738	717427	NR	panel	0	NR	NR	NR	3	0.0	0	62	18
Cristales-Malasia	12000798	O	4/04/06	507835	717001	1216	panel	0	Ser	Str	Fract	3	0.0	0	33	6
Cristales-Malasia	12000799	O	4/04/06	507866	717183	NR	panel	0	Ser	Str	Fract	72	0.0	0	36	5
Cristales-Malasia	12000801	O	4/04/06	507878	717224	NR	chip	2	Sil	Mod	Vnlets	714	0.0	1	47	88
Cristales-Malasia	12004101	O	4/05/06	508441	717082	1115	chip	1	QtzSer	Str	Vnlets	121	0.3	1	42	9
Cristales-Malasia	12004309	O	4/05/06	508157	717176	NR	chan	2	Ser	Mod	Perv	30	0.1	0	18	18
Cristales-Malasia	12004308	O	4/05/06	508159	717201	NR	chan	3	QtzSer	Str	Perv	23	0.2	4	39	8
Cristales-Malasia	12004310	O	4/05/06	508104	717111	NR	chan	2	Sil	VInese	Perv	159	0.1	0	18	15
Cristales-Malasia	12004311	O	4/05/06	508089	717107	NR	panel	0	Sil	Intse	Perv	3	0.0	0	30	6
Cristales-Malasia	12004312	O	4/05/06	508107	717087	NR	panel	0	Sil	Str	Perv	46	0.2	2	27	2
Cristales-Malasia	12000804	O	4/05/06	507718	717411	NR	panel	0	NR	NR	NR	3	0.0	0	52	19

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12000806	O	4/05/06	507718	717411	NR	chip	1	NR	NR	NR	15	0.0	0	62	82
Cristales-Malasia	12000807	O	4/05/06	507718	717411	NR	panel	0	NR	NR	NR	9900	5.6	7	19	317
Cristales-Malasia	12000808	O	4/06/06	508715	716901	NR	chan	1	Ser	Str	Fract	15	0.1	0	41	16
Cristales-Malasia	12000809	O	4/06/06	508710	716900	NR	panel	0	Ser	Str	Fract	1475	0.2	0	39	27
Cristales-Malasia	12000810	D	4/06/06	508710	716900	NR	panel	0	Ser	Str	Fract	211	0.2	0	34	26
Cristales-Malasia	12000811	O	4/06/06	508703	716903	NR	panel	0	Ser	Mod	Fract	95	0.1	0	35	24
Cristales-Malasia	12004063	O	4/06/06	508422	717078	NR	panel	1	Sil	Intse	Perv	14	0.1	0	32	55
Cristales-Malasia	12004053	O	4/06/06	508409	717182	NR	sel	0	Ser	Mod	Patch	319	0.7	2	7	72
Cristales-Malasia	12004054	O	4/06/06	508444	717223	NR	panel	0	Sil	Intse	Perv	27	0.2	3	33	8
Cristales-Malasia	12004056	O	4/06/06	508408	717180	NR	panel	0	Ser	Intse	Perv	28	0.0	1	36	24
Cristales-Malasia	12004057	O	4/06/06	508410	717132	NR	panel	0	Ser	Mod	Perv	5	0.0	0	26	5
Cristales-Malasia	12004058	O	4/06/06	508401	717122	NR	panel	0	Ser	Intse	Perv	27	0.0	1	35	15
Cristales-Malasia	12004059	O	4/06/06	508398	717165	NR	panel	0	NR	NR	NR	89	0.1	0	21	19
Cristales-Malasia	12004060	O	4/06/06	508394	717156	NR	panel	0	Ser	Intse	Perv	3	0.1	1	33	5
Cristales-Malasia	12004061	O	4/06/06	508393	717155	NR	panel	0	Ser	Intse	Perv	3	0.1	1	41	4
Cristales-Malasia	12004062	O	4/06/06	508389	717143	NR	panel	0	Ser	Mod	StrCont	3	0.1	1	36	10
Cristales-Malasia	12004064	O	4/06/06	508446	717028	NR	panel	0	Ser	Mod	StrCont	15	0.2	1	31	30
Cristales-Malasia	12004102	O	4/06/06	508457	716987	1150	chip	2	Sil	Str	StrCont	39	0.7	0	23	198
Cristales-Malasia	12004103	O	4/06/06	508662	716909	1205	panel	0	QtzSer	Str	Vnlets	17	0.3	0	18	103
Cristales-Malasia	12004314	O	4/06/06	507375	717135	1036	chip	0	Sil	Mod	Perv	19	0.0	0	38	11
Cristales-Malasia	12004315	O	4/06/06	507552	717316	996	chan	2	Ser	VrWk	Fract	7	0.4	1	58	29
Cristales-Malasia	12004316	O	4/06/06	507522	717334	993	chan	2	NR	NR	NR	3	0.0	0	42	6
Cristales-Malasia	12004317	O	4/06/06	507597	717291	1046	sel	0	NR	NR	NR	113	0.1	1	14	47
Cristales-Malasia	12004318	O	4/06/06	507688	717185	NR	sel	0	Carb	Wk	Fract	9990	6.2	8	25	171
Cristales-Malasia	12004319	O	4/06/06	507688	717170	NR	chan	2	Sil	Intse	Perv	8	0.1	0	17	5
Cristales-Malasia	12004320	O	4/06/06	507719	717140	1051	chan	2	Sil	Str	Perv	1240	0.9	1	47	47
Cristales-Malasia	12000781	O	4/15/06	508441	717022	NR	panel	0	Ser	Str	Fract	74	0.1	1	42	8
Cristales-Malasia	12000812	O	4/25/06	508663	716898	1309	panel	0	Sil	Str	Perv	30	0.3	0	28	41
Cristales-Malasia	12000813	O	4/25/06	508492	716960	1212	panel	0	Sil	Str	Perv	3	0.0	0	28	6
Cristales-Malasia	12000814	O	4/25/06	508483	716960	NR	chip	2	Carb	Str	Perv	5	0.0	0	41	1
Cristales-Malasia	12000815	O	4/25/06	508471	716958	NR	chip	2	Sil	Str	Perv	44	0.1	0	27	23
Cristales-Malasia	12000816	O	4/26/06	508481	716967	NR	panel	0	Ser	Str	Fract	226	0.2	0	19	26
Cristales-Malasia	12000817	O	4/26/06	508476	716978	NR	panel	0	Ser	Str	Fract	17	0.1	0	29	28
Cristales-Malasia	12000818	O	4/26/06	508465	716987	NR	panel	0	NR	NR	NR	15	0.1	0	37	88
Cristales-Malasia	12000819	O	4/26/06	508447	716993	NR	panel	0	NR	NR	NR	352	0.3	0	31	65
Cristales-Malasia	12000820	O	4/26/06	508438	716994	NR	panel	0	Ser	Wk	Fract	30	0.1	0	41	34

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12004104	O	4/26/06	509201	717521	1162	panel	0	QtzSer	Wk	Vnlets	3	0.0	0	60	55
Cristales-Malasia	12003551	O	4/27/06	508574	717396	975	out	0	Sil	Mod	Fract	3	0.8	1	80	59
Cristales-Malasia	12003552	D	4/27/06	508574	717396	975	out	0	Sil	Mod	Vnlets	3	0.2	1	76	52
Cristales-Malasia	12003553	O	4/27/06	508684	717624	989	out	0	Sil	Mod	Fract	134	0.1	1	24	10
Cristales-Malasia	12003558	O	4/28/06	510087	717119	1168	chip	2	Chl	VrWk	Diss	26	1.4	3	32	39
Cristales-Malasia	12003557	O	4/28/06	510129	717128	1170	dump	0	Sil	Str	Perv	3030	9.8	123	25	517
Cristales-Malasia	12003559	O	4/28/06	510087	717119	1168	chan	2	Chl	VrWk	Diss	44	1.4	2	49	63
Cristales-Malasia	12000823	O	4/28/06	509020	717150	NR	panel	0	NR	NR	NR	7	0.3	1	64	58
Cristales-Malasia	12000821	O	4/28/06	508913	717175	1064	sel	2	NR	NR	NR	93	7.7	74	33	54
Cristales-Malasia	12000822	O	4/28/06	508942	717187	NR	panel	0	NR	NR	NR	3	0.6	5	57	99
Cristales-Malasia	12000824	D	4/28/06	509020	717150	NR	panel	0	NR	NR	NR	3	0.3	1	63	54
Cristales-Malasia	12005002	O	4/28/06	509028	717153	NR	panel	0	NR	NR	NR	6	0.2	0	78	74
Cristales-Malasia	12005001	O	4/28/06	509031	717111	NR	panel	0	NR	NR	NR	6	1.0	0	74	103
Cristales-Malasia	12003560	O	4/29/06	510126	717127	1155	chan	3	NR	NR	NR	6	0.1	1	110	37
Cristales-Malasia	12005101	O	4/29/06	510071	717124	1149	chip	3	Sil	Str	Fract	28	1.1	2	7	108
Cristales-Malasia	12005102	O	4/29/06	510071	717124	1149	panel	3	Sil	Str	Fract	3	0.1	0	87	66
Cristales-Malasia	12005103	O	4/29/06	510043	717154	1161	panel	0	Sil	Mod	Fract	21	0.3	1	50	46
Cristales-Malasia	12005104	O	4/29/06	510043	717154	1161	panel	0	NR	NR	NR	3	0.1	0	64	42
Cristales-Malasia	12005006	O	4/29/06	510317	717532	1109	panel	0	NR	NR	NR	19	0.1	1	92	41
Cristales-Malasia	12005109	O	5/01/06	510204	717179	1190	dump	0	Sil	Mod	Perv	192000	469.0	1	14	471
Cristales-Malasia	12005106	O	5/01/06	509967	717282	1134	chip	1	Sil	Str	Fract	6940	11.7	2	1795	521
Cristales-Malasia	12005107	O	5/01/06	509967	717282	1134	panel	0	NR	NR	NR	11	0.7	1	182	56
Cristales-Malasia	12005108	O	5/01/06	510178	717179	1190	chip	2	Sil	Mod	Fract	16	0.1	1	37	86
Cristales-Malasia	12005201	O	5/01/06	509306	717757	1159	chip	3	Py	Wk	Patch	65	1.0	7	6	53
Cristales-Malasia	12005110	O	5/02/06	510261	717198	1188	chip	1	Sil	Str	Perv	21	1.8	2	42	1160
Cristales-Malasia	12005111	D	5/02/06	510261	717198	1188	chip	1	Sil	Str	Perv	68	7.4	2	44	2910
Cristales-Malasia	12005112	O	5/02/06	510261	717198	1188	panel	0	NR	NR	NR	3	0.1	0	69	38
Cristales-Malasia	12005113	O	5/02/06	510238	717210	1194	chip	1	Sil	Mod	Fract	1770	1.2	3	32	82
Cristales-Malasia	12005114	O	5/02/06	510219	717169	1188	chip	1	Sil	Str	Fract	6	0.2	1	71	55
Cristales-Malasia	12005115	O	5/02/06	510219	717169	1188	panel	0	NR	NR	NR	3	0.0	0	281	82
Cristales-Malasia	12005011	O	5/02/06	510875	717716	1009	panel	0	QtzSer	Mod	Fract	191	0.8	3	24	3
Cristales-Malasia	12005007	O	5/02/06	510604	717578	1087	panel	0	Ser	Mod	Fract	6	0.1	0	66	58
Cristales-Malasia	12005008	O	5/02/06	510604	717578	1087	sel	0	QtzSer	Mod	Fract	5	0.1	1	52	40
Cristales-Malasia	12005009	O	5/02/06	510604	717578	1087	panel	0	NR	NR	NR	3	0.1	1	55	37
Cristales-Malasia	12005010	D	5/02/06	510604	717578	1087	panel	0	NR	NR	NR	3	0.1	1	53	39
Cristales-Malasia	12005117	O	5/03/06	510414	717301	1220	chip	1	Sil	Mod	Fract	1700	1.5	1	14	219

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12005118	O	5/03/06	510414	717301	1220	chip	1	NR	NR	NR	937	2.2	1	16	232
Cristales-Malasia	12005119	O	5/03/06	510414	717301	1220	panel	0	NR	NR	NR	2410	1.7	1	25	88
Cristales-Malasia	12005116	O	5/03/06	510437	717378	1176	panel	0	QtzSer	VrWk	Fract	30	0.6	3	56	9
Cristales-Malasia	12005012	O	5/03/06	510118	717208	1186	panel	0	QtzSer	Mod	Fract	703	1.4	2	29	113
Cristales-Malasia	12005120	O	5/03/06	510414	717301	1220	panel	0	NR	NR	NR	42	0.1	1	57	85
Cristales-Malasia	12005121	O	5/04/06	510280	717159	1163	chip	2	Sil	Mod	Fract	3700	1.9	6	40	88
Cristales-Malasia	12005122	O	5/04/06	510280	717159	1163	chip	2	QtzSer	Wk	Fract	38	0.4	1	46	71
Cristales-Malasia	12005123	O	5/04/06	510360	717069	1185	panel	0	Sil	Mod	Vnlets	5	0.2	1	78	58
Cristales-Malasia	12005124	D	5/04/06	510360	717069	1185	panel	0	Sil	Mod	Vnlets	8	0.2	1	82	58
Cristales-Malasia	12005126	O	5/04/06	510360	717069	1185	chip	2	Sil	Mod	Fract	134	0.4	2	49	80
Cristales-Malasia	12005022	O	5/04/06	510789	717702	NR	sel	2	QtzSer	Mod	Fract	29	1.5	3	60	8
Cristales-Malasia	12005017	O	5/04/06	510790	717710	NR	sel	2	QtzSer	Mod	Fract	11	0.2	0	70	11
Cristales-Malasia	12005013	O	5/04/06	510875	717716	1008	chan	2	QtzSer	Mod	Fract	10	0.3	3	63	21
Cristales-Malasia	12005014	O	5/04/06	510788	717723	1036	panel	0	QtzSer	Mod	Fract	195	0.5	0	21	14
Cristales-Malasia	12005015	O	5/04/06	510788	717715	1035	sel	2	QtzSer	Mod	Fract	3	0.4	2	47	11
Cristales-Malasia	12005016	O	5/04/06	510790	717715	NR	panel	0	NR	NR	NR	9	0.0	0	82	40
Cristales-Malasia	12005018	O	5/04/06	510790	717710	NR	panel	0	NR	NR	NR	3	0.1	0	81	44
Cristales-Malasia	12005019	O	5/04/06	510793	717709	NR	sel	2	QtzSer	Mod	Fract	9	0.3	1	60	8
Cristales-Malasia	12005020	O	5/04/06	510789	717705	NR	sel	2	QtzSer	Mod	Fract	18	0.1	0	120	27
Cristales-Malasia	12005021	O	5/04/06	510789	717705	NR	panel	0	NR	NR	NR	3	0.1	1	138	50
Cristales-Malasia	12004127	O	5/04/06	508820	716358	1168	sel	1	QtzSer	Mod	Fract	17	0.0	0	45	3
Cristales-Malasia	12004123	O	5/04/06	508870	716354	1140	panel	0	NR	NR	NR	17	0.1	0	60	15
Cristales-Malasia	12004124	D	5/04/06	508870	716354	1140	panel	0	NR	NR	NR	26	0.1	0	60	14
Cristales-Malasia	12004126	O	5/04/06	508869	716355	1140	sel	1	QtzSer	Str	NR	880	1.4	0	26	4
Cristales-Malasia	12005132	O	5/06/06	510987	717076	1201	panel	0	QtzSer	VrWk	NO	3	0.1	1	84	88
Cristales-Malasia	12005131	O	5/06/06	510987	717076	1201	panel	0	QtzSer	Wk	NO	5	0.1	1	89	62
Cristales-Malasia	12005127	O	5/06/06	510963	717116	1219	chip	1	QtzSer	VrWk	Fract	371	1.0	3	28	68
Cristales-Malasia	12005128	O	5/06/06	510963	717116	1219	chip	1	QtzSer	Wk	Fract	45	0.5	1	24	113
Cristales-Malasia	12005129	O	5/06/06	510963	717116	1219	panel	0	QtzSer	VrWk	Fract	100	0.2	1	46	57
Cristales-Malasia	12005135	O	5/08/06	510961	716998	1172	chip	2	Sil	Str	Fract	767	1.7	4	32	275
Cristales-Malasia	12005136	D	5/08/06	510961	716998	1172	chip	2	Sil	Str	Fract	1250	2.1	3	21	228
Cristales-Malasia	12005137	O	5/08/06	510961	716998	1172	chip	2	QtzSer	VrWk	NO	174	1.3	1	76	279
Cristales-Malasia	12005138	O	5/08/06	511018	716927	1195	chip	2	Sil	Str	Fract	3	0.1	0	9	22
Cristales-Malasia	12005133	O	5/08/06	510919	717058	1203	chip	3	Sil	Mod	Fract	3720	3.3	4	150	105
Cristales-Malasia	12005134	O	5/08/06	510919	717058	1203	panel	0	QtzSer	VrWk	Fract	7	0.2	1	111	76
Cristales-Malasia	12005029	O	5/08/06	509020	716920	1049	chip	2	QtzSer	Wk	Fract	25	0.1	0	40	24

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12005028	O	5/08/06	509010	716980	NR	sel	2	NR	NR	NR	3	0.3	2	43	55
Cristales-Malasia	12005023	O	5/08/06	508847	717183	1043	sel	2	QtzSer	Wk	Fract	14	2.9	25	32	22
Cristales-Malasia	12005024	D	5/08/06	508847	717183	1043	sel	2	QtzSer	Wk	Fract	16	1.9	20	32	15
Cristales-Malasia	12005220	O	5/08/06	507486	717393	986	chip	0	Sil	Mod	Fract	10	0.1	0	24	12
Cristales-Malasia	12005142	O	5/09/06	511033	717184	1211	dump	0	Sil	Str	Fract	5770	22.3	1	5	15
Cristales-Malasia	12005141	O	5/09/06	511033	717184	1211	chip	2	QtzSer	VrWk	Perv	5	0.5	0	86	16
Cristales-Malasia	12005139	O	5/09/06	511033	717184	1211	chip	2	Sil	Str	Fract	3	0.1	0	11	9
Cristales-Malasia	12005140	O	5/09/06	511033	717184	1211	chip	2	Sil	Str	Fract	11	0.4	0	91	27
Cristales-Malasia	12001246	O	5/09/06	508731	716894	1249	panel	0	Ser	Mod	Fract	56	0.1	1	28	208
Cristales-Malasia	12001245	O	5/09/06	508742	716900	1231	panel	0	Sil	Mod	Patch	103	0.1	1	35	198
Cristales-Malasia	12004128	O	5/09/06	508671	717117	1082	panel	0	QtzSer	Mod	StrCont	611	0.5	0	24	123
Cristales-Malasia	12004129	O	5/09/06	508676	717123	1081	panel	0	QtzSer	Mod	StrCont	25	0.7	0	31	83
Cristales-Malasia	12004131	O	5/09/06	508624	717160	1063	sel	1	NR	NR	NR	2090	2.3	3	15	5
Cristales-Malasia	12005221	O	5/09/06	507554	717301	1007	panel	0	Sil	Mod	Vnlets	34	0.1	0	20	12
Cristales-Malasia	12005222	O	5/09/06	507614	717218	1033	chip	2	QtzSer	Str	StrCont	15	0.1	0	31	16
Cristales-Malasia	12005223	O	5/09/06	507666	717187	1044	chan	1	QtzSer	Str	Perv	1095	0.8	1	31	28
Cristales-Malasia	12005224	D	5/09/06	507666	717187	1044	chan	1	QtzSer	Str	Perv	823	0.5	1	28	19
Cristales-Malasia	12005226	O	5/09/06	507663	717188	1047	chip	3	QtzSer	Mod	Vnlets	110	0.7	2	58	65
Cristales-Malasia	12005227	O	5/09/06	507673	717184	1044	chip	2	QtzSer	Mod	Vnlets	3	0.1	0	16	4
Cristales-Malasia	12005228	O	5/09/06	507678	717182	1056	chip	4	QtzSer	Str	Perv	278	0.4	1	16	56
Cristales-Malasia	12005145	O	5/10/06	511103	717330	1147	panel	0	QtzSer	Wk	NO	3	0.2	1	62	36
Cristales-Malasia	12005143	O	5/10/06	511148	717249	1166	chip	2	Sil	Str	Fract	670	2.2	1	13	20
Cristales-Malasia	12005144	O	5/10/06	511148	717249	1166	chip	2	QtzSer	Wk	Perv	36	2.1	2	57	114
Cristales-Malasia	12005146	O	5/10/06	511046	717366	1095	chip	1	Sil	Str	Fract	115	1.4	2	18	110
Cristales-Malasia	12005147	O	5/10/06	511046	717366	1095	chip	1	QtzSer	Mod	Fract	198	1.0	2	24	65
Cristales-Malasia	12005149	D	5/10/06	511025	717560	1070	chip	1	Sil	Str	Fract	5	0.1	1	7	5
Cristales-Malasia	12005148	O	5/10/06	511025	717560	1070	chip	1	Sil	Str	Fract	103	0.3	1	24	8
Cristales-Malasia	12005151	O	5/10/06	511025	717560	1070	chip	1	NR	NR	NR	5	0.2	1	275	47
Cristales-Malasia	12005031	O	5/10/06	508840	717104	1036	chip	1	NR	NR	NR	28	0.7	11	42	38
Cristales-Malasia	12005032	O	5/10/06	508820	717100	NR	chip	2	QtzSer	Str	Fract	5	0.2	0	13	5
Cristales-Malasia	12005238	O	5/10/06	507749	717095	1127	panel	0	QtzSer	Mod	Vnlets	36	0.2	1	59	40
Cristales-Malasia	12005236	O	5/10/06	507720	717125	1077	chan	3	QtzSer	Str	Vnlets	15	0.3	1	45	24
Cristales-Malasia	12005233	O	5/10/06	507704	717142	1033	panel	0	QtzSer	Str	Vnlets	332	0.8	39	40	56
Cristales-Malasia	12005234	O	5/10/06	507719	717125	1039	chan	2	QtzSer	Str	Vnlets	7	0.3	3	48	24
Cristales-Malasia	12005235	O	5/10/06	507720	717125	1074	chan	3	QtzSer	Str	Vnlets	3	0.1	1	35	12
Cristales-Malasia	12005237	O	5/10/06	507736	717085	1085	panel	0	QtzSer	Mod	Vnlets	3	0.0	1	45	5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Cristales-Malasia	12005229	O	5/10/06	507688	717178	1027	panel	0	Sil	Wk	Vnlets	24	0.1	1	28	16
Cristales-Malasia	12005231	O	5/10/06	507696	717164	1029	panel	0	QtzSer	Mod	Vnlets	23	0.2	0	35	19
Cristales-Malasia	12005232	O	5/10/06	507700	717151	1033	chan	2	QtzSer	Mod	Vnlets	50	0.3	1	30	6
Cristales-Malasia	12005157	O	5/11/06	511776	716598	1100	chip	2	QtzSer	Mod	Fract	9	0.5	1	73	50
Cristales-Malasia	12005154	O	5/11/06	511507	716675	1095	panel	0	QtzSer	Wk	Fract	6	0.3	0	94	65
Cristales-Malasia	12005156	O	5/11/06	511776	716598	1100	chip	2	QtzSer	Mod	Fract	11	0.6	2	72	57
Cristales-Malasia	12005152	O	5/11/06	511201	716859	1155	chip	2	NR	NR	NR	3	0.0	0	76	32
Cristales-Malasia	12005153	O	5/11/06	511213	716694	1125	chip	2	QtzSer	Wk	Fract	13	0.2	0	128	42
Cristales-Malasia	12005033	O	5/12/06	508900	716490	NR	panel	0	NR	NR	NR	6	0.5	2	47	14
Cristales-Malasia	12005161	D	5/13/06	511880	716951	1070	panel	0	Sil	Mod	Fract	3	0.1	1	90	44
Cristales-Malasia	12005160	O	5/13/06	511880	716951	1070	panel	0	Sil	Mod	Fract	3	0.1	1	89	44
Cristales-Malasia	12005162	O	5/13/06	511786	716832	1114	chip	1	QtzSer	Str	Perv	12	0.3	2	38	136
Cristales-Malasia	12005163	O	5/13/06	511739	717167	1153	chip	2	QtzSer	Mod	Fract	754	1.1	2	48	74
Cristales-Malasia	12005164	O	5/13/06	511739	717167	1153	chip	3	QtzSer	Mod	Fract	6	0.1	1	96	47
Cristales-Malasia	12005037	O	5/13/06	508975	716635	NR	panel	0	NR	NR	NR	10	0.1	0	40	15
Cristales-Malasia	12005038	O	5/13/06	508955	716650	NR	chip	2	Sil	Str	Perv	15	0.0	0	38	8
Cristales-Malasia	12005034	O	5/13/06	508890	716477	NR	panel	0	NR	NR	NR	268	0.2	1	31	65
Cristales-Malasia	12005035	O	5/13/06	508903	716498	NR	panel	0	NR	NR	NR	18	0.2	0	42	20
Cristales-Malasia	12005036	D	5/13/06	508903	716498	NR	panel	0	NR	NR	NR	21	0.1	1	42	20
Cristales-Malasia	12005026	O	8/05/06	508847	717183	1043	panel	0	NR	NR	NR	3	0.9	1	65	45
Cristales-Malasia	12005027	O	8/05/06	508847	717183	1043	panel	0	NR	NR	NR	5	1.2	1	57	28
Cristales-Malasia	12014051	O	4/28/07	507530	717341	993	chan	1	QtzSer	Str	Fract	340	0.3	0	11	3
Cristales-Malasia	12000791	O	3/30/30	508055	716902	NR	chip	2	Ser	Str	Fract	135	0.2	1	39	24
Cristales-Malasia	12000764	O	NR	510240	717212	1193	chip	0	QtzSer	Str	Fract	103	0.2	1	120	57
Cristales-Malasia	12003793	O	NR	509219	717029	NR	chan	2	Ser	VrWk	Fract	3	0.1	0	43	17
Cristales-Malasia	12003792	O	NR	509221	717035	NR	Rx	0	NR	NR	NR	0	0.0	0	0	0
Cristales-Malasia	12000790	O	NR	508063	716915	NR	chip	2	Ser	Str	Fract	582	0.9	2	40	3
Trinidad	2017804	O	5/16/05	506518	721444	858	sel	0	NR	NR	NR	1355	11.5	96	7	135
Trinidad	2017799	O	5/16/05	506495	721932	848	out	0	Arg	Mod	Perv	8	0.2	0	35	9
Trinidad	2017800	O	5/16/05	506495	721934	848	out	0	Arg	Str	Perv	47	0.1	0	34	59
Trinidad	2017801	O	5/16/05	506495	721936	848	out	0	Arg	Str	Perv	1205	1.2	1	27	175
Trinidad	2017802	O	5/16/05	506494	721937	848	out	0	Arg	Str	Perv	199	0.1	1	28	34
Trinidad	2017803	O	5/16/05	506495	721940	848	out	0	Arg	Str	Perv	29	0.0	0	37	16
Trinidad	12000757	O	2/24/06	505736	721591	850	chip	2	QtzSer	Str	Fract	453	1.6	24	24	42
Trinidad	12000758	O	2/24/06	505736	721591	850	chip	2	NR	NR	NR	880	0.3	1	10	27

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Trinidad	12001226	O	2/25/06	505871	721412	899	sel	1	Ser	Str	Fract	654	0.3	13	7	14
Trinidad	12001227	D	2/25/06	505871	721412	899	sel	1	Ser	Mod	Perv	260	0.4	18	7	14
Trinidad	12001228	O	2/25/06	505871	721412	899	chan	2	NR	NR	NR	78	0.1	1	44	14
Trinidad	12001229	O	2/25/06	505865	721421	903	chan	1	QtzSer	Str	Vnlets	324	2.2	3	22	87
Trinidad	12000836	O	2/25/06	505162	721035	867	float	0	Ser	Wk	Patch	26	0.6	29	5	3
Trinidad	12001234	O	2/27/06	505883	721591	857	chan	1	NR	NR	NR	20	0.2	1	31	10
Trinidad	12001231	O	2/27/06	505984	721709	850	sel	1	FeOx	Wk	Fract	443	8.3	225	1	743
Trinidad	12001232	O	2/27/06	505984	721709	850	chan	1	NR	NR	NR	9	0.1	1	37	25
Trinidad	12001233	O	2/27/06	505886	721582	858	sel	0	Ser	Str	Perv	15600	56.9	43	12	150
Trinidad	12001236	O	3/03/06	505581	721633	850	sel	1	Ser	Str	Fract	7390	5.5	179	16	76
Trinidad	12001237	O	3/03/06	505581	721633	850	chan	0	Phy	Str	Vnlets	295	0.3	5	21	77
Trinidad	12001238	O	3/03/06	505581	721633	850	chan	2	NR	NR	NR	123	0.1	1	59	21
Trinidad	12001086	O	9/26/06	505319	720708	973	sel	0	QtzSer	Mod	StrCont	24	0.9	3	25	53
Trinidad	12004284	O	10/18/06	505874	721558	886	panel	0	Sil	Str	StrCont	468	0.1	1	30	7
Trinidad	12006347	O	6/14/07	506733	721174	848	chan	2	Phy	Wk	Fract	60	0.1	2	39	47
Trinidad	12006346	O	6/14/07	506641	721789	843	chan	1	Phy	Wk	Vnlets	43	0.1	0	32	32
Trinidad	12009740	O	6/14/07	505253	721361	850	chan	3	QtzSer	Wk	StrCont	84	0.1	1	31	6
Trinidad	12009741	O	6/14/07	505270	721340	850	chan	3	QtzSer	Mod	StrCont	111	0.1	0	32	13
Trinidad	12009742	O	6/14/07	505275	721319	850	chan	3	QtzSer	Mod	StrCont	8	0.1	1	40	12
Trinidad	12009743	O	6/14/07	505248	721335	851	chan	2	QtzSer	Mod	StrCont	12	0.0	0	35	31
Trinidad	12006348	O	6/15/07	506649	721523	848	chan	1	Phy	Wk	Fract	203	0.1	1	31	27
Trinidad	12009744	O	6/15/07	505177	721235	865	chan	3	QtzSer	Mod	StrCont	8	0.2	4	51	8
Trinidad	12009746	O	6/15/07	505170	721077	871	chan	2	QtzSer	Mod	StrCont	3	0.0	1	91	26
Trinidad	12009747	O	6/15/07	505168	721070	872	chan	1	QtzSer	Wk	StrCont	3	0.0	0	33	9
Trinidad	12009748	O	6/15/07	505163	721049	875	chan	4	QtzSer	Mod	StrCont	3	0.0	1	47	7
Trinidad	12009749	D	6/15/07	505163	721049	875	chan	4	QtzSer	Mod	StrCont	3	0.0	1	46	7
Trinidad	12009745	O	6/15/07	505163	721089	870	chan	2	QtzSer	Str	StrCont	31	0.0	0	41	8
Trinidad	12009752	O	6/16/07	505151	720984	878	chan	2	QtzSer	Mod	StrCont	3	0.0	0	38	11
Trinidad	12009751	O	6/16/07	505153	721016	878	chan	1	QtzSer	Mod	StrCont	3	0.0	0	49	7
Trinidad	12009753	O	6/16/07	505158	720959	879	chan	3	QtzSer	Str	StrCont	3	0.0	0	49	7
Trinidad	12009754	O	6/16/07	505146	720934	880	chan	3	QtzSer	Mod	StrCont	3	0.0	0	46	5
Trinidad	12009756	O	6/16/07	505155	720924	881	chan	3	QtzSer	Wk	StrCont	3	0.1	3	47	9
Trinidad	12009757	O	6/16/07	505156	720903	882	chan	2	Ser	Wk	Patch	3	0.0	0	35	4
Trinidad	12006349	O	6/16/07	504939	721622	865	chan	2	Phy	Wk	Fract	51	0.2	0	29	9
Trinidad	12007851	O	6/16/07	504940	721623	865	chan	1	Phy	Wk	Fract	3	0.1	1	34	5
Trinidad	12007852	O	6/16/07	504943	721620	865	chan	1	Chl	Mod	PhnoCry	5	0.1	0	39	6

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Trinidad	12007853	O	6/16/07	504925	721607	865	chan	1	Prop	Wk	Fract	3	0.1	0	44	9
Trinidad	12007854	O	6/16/07	504871	721564	861	chan	1	Phy	Wk	Vnlets	3	0.0	0	43	5
Trinidad	12007856	O	6/16/07	504868	721560	861	chan	1	Ser	Mod	Vnlets	3	0.1	0	37	5
Trinidad	12007857	O	6/16/07	504834	721556	857	chan	1	Ser	Wk	Fract	3	0.0	0	39	8
Trinidad	12007859	D	6/16/07	504813	721551	859	chan	1	Chl	Mod	Vnlets	3	0.1	0	41	14
Trinidad	12007858	O	6/16/07	504813	721551	859	chan	1	Chl	Mod	Vnlets	3	0.1	0	39	8
Trinidad	12009758	O	6/18/07	505158	720897	882	chan	3	QtzSer	Mod	StrCont	3	0.0	0	42	9
Trinidad	12009763	O	6/18/07	505230	720850	894	chan	2	Chl	Wk	Clasts	3	0.1	0	39	9
Trinidad	12009759	O	6/18/07	505168	720887	882	chan	3	Feld	VrWk	Patch	3	0.1	1	33	11
Trinidad	12009760	O	6/18/07	505211	720880	884	chan	2	QtzSer	Mod	StrCont	3	0.1	0	39	9
Trinidad	12009761	O	6/18/07	505219	720875	887	chan	2	QtzSer	Mod	StrCont	3	0.1	0	39	9
Trinidad	12009762	O	6/18/07	505226	720858	890	chan	2	QtzSer	Mod	StrCont	9	0.0	0	39	8
Trinidad	12007860	O	6/18/07	504711	721336	866	chip	2	Phy	Mod	Fract	38	0.1	0	3	6
Trinidad	12009765	O	6/19/07	505223	720823	904	chan	2	QtzSer	Str	StrCont	3	0.0	0	44	10
Trinidad	12009764	O	6/19/07	505228	720820	902	chan	3	QtzSer	Str	StrCont	3	0.1	0	42	14
Trinidad	12009766	O	6/19/07	505217	720823	906	chan	3	QtzSer	Mod	StrCont	3	0.0	1	40	13
Trinidad	12009767	O	6/19/07	505190	720803	909	chan	3	QtzSer	Wk	StrCont	3	0.0	0	43	18
Trinidad	12009768	O	6/19/07	505172	720738	921	chan	2	QtzSer	Mod	StrCont	3	0.0	0	34	16
Trinidad	12009769	O	6/19/07	505176	720746	922	chan	2	QtzSer	Str	StrCont	3	0.1	0	42	12
Trinidad	12007862	O	6/19/07	504247	721257	945	chip	1	Ser	Wk	Fract	3	0.1	1	34	12
Trinidad	12007861	O	6/19/07	504292	721277	896	chan	1	Ser	Wk	Fract	3	0.0	1	36	20
Trinidad	12007863	O	6/19/07	504227	721229	902	chan	1	Chl	Mod	Fract	3	0.1	1	45	11
Trinidad	12007864	O	6/19/07	504153	721256	857	chan	2	Phy	Mod	Vnlets	3	0.1	1	43	12
Trinidad	12007865	O	6/19/07	504145	721253	858	chan	2	Phy	Mod	Perv	5	0.0	1	31	12
Trinidad	12009771	O	6/20/07	505195	720697	942	chan	2	QtzSer	Mod	StrCont	6	0.1	1	46	58
Trinidad	12009772	O	6/20/07	505180	720679	945	chan	2	Chl	Wk	Clasts	3	0.0	0	47	6
Trinidad	12009773	O	6/20/07	505169	720650	946	chan	3	Ser	Str	Fract	3	0.0	0	37	6
Trinidad	12009774	D	6/20/07	505169	720650	946	chan	3	Ser	Str	Fract	3	0.0	0	33	4
Trinidad	12009770	O	6/20/07	505170	720725	928	chan	2	QtzSer	Wk	StrCont	3	0.0	1	40	6
Trinidad	12007868	O	6/20/07	504229	720810	921	chan	1	Phy	Wk	Vnlets	3	0.0	1	40	10
Trinidad	12007869	O	6/20/07	504310	720617	940	chan	1	Phy	Wk	Vnlets	3	0.1	0	45	27
Trinidad	12014454	O	6/20/07	504535	722075	885	chan	3	QtzSer	Mod	Fract	3	0.0	1	18	39
Trinidad	12014452	O	6/20/07	504318	722121	852	chan	2	QtzSer	Mod	Fract	9	0.0	5	57	252
Trinidad	12014453	O	6/20/07	504517	722102	890	chan	3	QtzSer	Mod	Fract	89	0.0	1	31	15
Trinidad	12014456	O	6/20/07	504580	722060	910	chan	2	QtzSer	Mod	Fract	3	0.1	1	46	12
Trinidad	12014457	O	6/20/07	504621	722101	871	chan	3	QtzSer	Mod	Fract	3	0.0	0	62	7

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Trinidad	12007867	O	6/20/07	504111	721225	881	chan	2	Phy	VrWk	Vnlets	3	0.1	1	52	20
Trinidad	12007866	O	6/20/07	504148	721253	858	chan	1	Phy	VrWk	Vnlets	3	0.1	1	42	17
Trinidad	12007870	O	6/20/07	504113	720996	911	chip	2	Chl	Wk	Vnlets	3	0.0	0	40	15
Trinidad	12007871	O	6/21/07	506787	720666	859	chan	1	Ser	Wk	Fract	3	0.1	0	30	13
Trinidad	12009782	O	6/21/07	505230	720552	1000	chan	3	QtzSer	Wk	StrCont	3	0.0	0	38	5
Trinidad	12009776	O	6/21/07	505175	720634	951	chan	2	Ser	Wk	Fract	3	0.1	0	33	8
Trinidad	12009777	O	6/21/07	505182	720617	961	chan	4	QtzSer	Wk	StrCont	3	0.0	0	59	5
Trinidad	12009778	O	6/21/07	505184	720590	963	chan	2	QtzSer	Mod	StrCont	3	0.0	0	47	7
Trinidad	12009779	O	6/21/07	505203	720565	980	chan	2	QtzSer	Mod	StrCont	3	0.1	0	35	3
Trinidad	12009781	O	6/21/07	505225	720558	984	chan	3	Ser	Wk	Fract	3	0.0	0	42	7
Trinidad	12009784	O	6/22/07	505261	720532	1013	chan	2	Ser	Mod	Fract	3	0.0	0	37	3
Trinidad	12009783	O	6/22/07	505241	720546	1007	chan	2	QtzSer	Wk	StrCont	3	0.0	0	46	8
Trinidad	12009785	O	6/22/07	505279	720487	1017	chan	3	QtzSer	Wk	StrCont	3	0.0	0	52	8
Trinidad	12009786	O	6/22/07	505303	720475	1018	chan	2	Ser	Wk	Fract	9	0.0	0	54	4
Trinidad	12007878	O	6/23/07	505399	721506	843	chan	1	Phy	Mod	Vnlets	3	0.1	0	44	12
Trinidad	12007879	O	6/23/07	505390	721507	844	chan	1	Phy	Mod	Vnlets	27	0.2	0	46	13
Trinidad	12007881	O	6/23/07	505411	721505	861	chan	1	Phy	Mod	Vnlets	2380	0.3	0	45	17
Trinidad	12007882	O	6/23/07	505413	721506	861	chan	2	Phy	Intse	Vnlets	239	0.5	0	42	23
Trinidad	12007883	O	6/23/07	505609	721558	875	chan	1	Phy	Intse	Vnlets	3080	0.1	1	28	29
Trinidad	12007884	O	6/23/07	505698	721519	878	chan	1	Phy	Mod	Vnlets	10	0.1	0	32	13
Trinidad	12007885	O	6/23/07	505714	721525	878	chan	1	Phy	Mod	Vnlets	490	0.1	1	40	44
Trinidad	12009792	O	6/23/07	505360	721215	867	chan	3	QtzSer	Str	StrCont	210	0.4	0	35	30
Trinidad	12009793	O	6/23/07	505370	721209	867	panel	0	QtzSer	Str	StrCont	3	0.0	0	36	18
Trinidad	12009794	O	6/23/07	505372	721203	869	chan	3	QtzSer	Str	StrCont	13	0.1	0	36	15
Trinidad	12009791	O	6/23/07	505313	721238	863	chan	2	QtzSer	Str	StrCont	3	0.0	1	41	7
Trinidad	12007886	O	6/25/07	505843	721524	860	chan	1	Phy	Mod	Vnlets	18	0.0	1	29	7
Trinidad	12007887	O	6/25/07	505886	721555	854	chan	1	Phy	Mod	Vnlets	23	0.1	1	25	20
Trinidad	12007888	O	6/25/07	505966	721700	860	chan	1	Arg	Intse	PhnoCry	211	0.0	1	21	16
Trinidad	12007889	O	6/25/07	505609	721753	853	chan	1	Arg	Intse	PhnoCry	65	0.0	2	13	52
Trinidad	12009787	O	6/25/07	505297	720447	1025	chan	1	NI	NI	NO	3	0.2	0	47	12
Trinidad	12009788	O	6/25/07	505270	720504	1017	chan	1	QtzSer	Wk	StrCont	3	0.0	0	52	4
Trinidad	12007892	O	6/26/07	506287	721485	936	chan	1	Phy	Mod	Vnlets	397	0.1	1	45	118
Trinidad	12007893	O	6/26/07	506197	721183	918	chip	1	Ser	Wk	Fract	853	0.4	0	24	119
Trinidad	12014252	O	6/26/07	505373	721156	887	chip	3	Ser	Str	Fract	120	0.2	0	46	42
Trinidad	12014251	O	6/26/07	505369	721175	879	chip	3	Ser	Str	Fract	14	0.1	25	48	21
Trinidad	12009799	D	6/26/07	505367	721198	874	chan	2	Ser	Str	Fract	165	0.1	0	38	9

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Trinidad	12009798	O	6/26/07	505367	721198	874	chan	2	Ser	Str	Fract	85	0.2	0	44	12
Trinidad	12007890	O	6/26/07	505510	721404	888	chan	1	Phy	Mod	Vnlets	27	0.1	1	48	39
Trinidad	12007891	O	6/26/07	505515	721402	888	chan	1	Phy	Mod	Vnlets	234	0.1	1	49	15
Trinidad	12014253	O	6/26/07	505379	721144	889	chip	3	Ser	Str	Fract	3	0.0	0	45	5
Trinidad	12014254	O	6/26/07	505387	721149	890	chan	3	Ser	Str	Fract	11	0.0	0	35	17
Trinidad	12014256	O	6/26/07	505398	721125	895	chip	3	Sil	Str	Fract	35	0.0	1	46	9
Trinidad	12009790	O	6/26/07	505171	720653	944	chan	1	QtzSer	Mod	StrCont	3	0.0	0	43	7
Trinidad	12009796	O	6/26/07	505186	720708	933	chan	1	QtzSer	Wk	StrCont	3	0.1	0	82	5
Trinidad	12009797	O	6/26/07	505173	720718	932	chan	1	Ser	Wk	Fract	3	0.0	0	47	7
Trinidad	12009795	O	6/26/07	505190	720700	938	chan	1	QtzSer	Mod	StrCont	3	0.0	0	54	7
Trinidad	12009789	O	6/26/07	505212	720566	983	chan	1	Sil	VrWk	StrCont	3	0.0	0	53	6
Trinidad	12007894	O	6/27/07	505967	720598	958	chip	1	Ser	Wk	Fract	3	0.1	0	29	26
Trinidad	12007895	O	6/27/07	506000	720638	953	chan	1	Ser	Mod	Fract	8	0.1	0	25	16
Trinidad	12007896	O	6/27/07	506033	720683	921	chan	1	NR	NR	NR	3	0.0	0	41	15
Trinidad	12007897	O	6/27/07	506034	720684	921	chip	1	Ser	Wk	Fract	3	0.4	0	35	92
Trinidad	12014257	O	6/27/07	505396	721112	903	chip	3	Ser	Mod	Fract	32	0.1	4	42	64
Trinidad	12014258	O	6/27/07	505401	721105	907	chip	2	QtzSer	Mod	StrCont	3	0.0	0	45	6
Trinidad	12014259	O	6/27/07	505395	721087	911	chip	2	Sil	Str	Fract	3	0.0	0	41	9
Trinidad	12014260	O	6/27/07	505394	721074	916	chip	3	QtzSer	Mod	StrCont	3	0.0	1	43	10
Trinidad	12014261	O	6/27/07	505383	721066	918	chip	2	QtzSer	Mod	StrCont	11	0.0	0	43	14
Trinidad	12014262	O	6/27/07	505387	721048	922	chip	3	Chl	Mod	Fract	3	0.0	0	42	9
Trinidad	12014266	O	6/28/07	505560	721017	943	chip	3	Chl	Mod	Clasts	15	0.1	5	43	10
Trinidad	12014263	O	6/28/07	505410	721038	925	chip	2	Chl	Wk	Clasts	3	0.0	0	47	7
Trinidad	12014264	O	6/28/07	505414	721059	929	chan	2	QtzSer	VrWk	StrCont	3	0.0	0	43	15
Trinidad	12014265	O	6/28/07	505507	721041	934	chan	3	QtzSer	Wk	StrCont	3	0.0	0	48	14
Trinidad	12014267	O	6/28/07	505592	721013	953	chip	3	Chl	Mod	Clasts	3	0.0	0	46	12
Trinidad	12014086	O	6/29/07	506749	721911	849	chan	2	Phy	Wk	Vnlets	3	0.1	0	50	45
Trinidad	12014082	O	6/29/07	507120	721566	850	chan	1	Ser	Wk	Vnlets	3	0.0	0	65	13
Trinidad	12014083	O	6/29/07	507111	721604	840	chan	1	Phy	Mod	Vnlets	1030	0.0	0	40	13
Trinidad	12014084	O	6/29/07	507097	721611	839	chan	1	Phy	Mod	Vnlets	330	0.0	0	49	46
Trinidad	12014085	O	6/29/07	506751	721904	850	chan	1	Phy	Mod	Vnlets	9	0.0	0	42	45
Trinidad	12014087	O	6/29/07	506331	721882	859	chan	1	Ser	Mod	Vnlets	560	0.1	4	29	62
Trinidad	12014088	O	6/29/07	506337	721862	854	chan	1	Phy	Mod	Vnlets	138	0.0	8	16	170
Trinidad	12014089	O	6/29/07	506327	721869	854	chan	1	Ser	Mod	Vnlets	128	0.1	4	23	102
Trinidad	12014268	O	6/29/07	505458	720972	940	chip	2	Chl	Mod	Patch	3	0.1	1	33	68
Trinidad	12014269	O	6/29/07	505489	720965	949	chan	2	Chl	Mod	Patch	3	0.0	0	46	7

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Trinidad	12014270	O	6/29/07	505493	720944	960	chan	1	QtzSer	VrWk	StrCont	3	0.0	0	42	5
Trinidad	12014271	O	6/29/07	505494	720912	973	chip	2	Chl	Wk	Clasts	3	0.0	0	43	6
Trinidad	12014272	O	6/29/07	505500	720907	981	chip	2	Ser	Mod	Fract	56	0.3	0	42	30
Trinidad	12014276	O	6/30/07	505504	720894	989	chip	2	Ser	Mod	Fract	3	0.1	0	45	8
Trinidad	12014273	O	6/30/07	505505	720897	986	chip	3	Ser	Mod	Fract	18	0.1	0	42	30
Trinidad	12014274	D	6/30/07	505505	720897	986	chip	3	Ser	Mod	Fract	3	0.0	0	41	24
Las Monjas	12000756	O	2/22/06	505803	717801	1030	fl	0	NR	NR	NR	3	0.6	1	43	174
Las Monjas	12004146	O	5/15/06	507350	718516	999	panel	0	Ser	VrWk	StrCont	28	0.1	3	49	34
Las Monjas	12004147	O	5/15/06	507035	718720	1042	sel	1	QtzSer	Mod	StrCont	17	0.0	0	42	8
Las Monjas	12005039	O	5/15/06	507690	718540	NR	panel	0	NR	NR	NR	3	0.0	0	59	7
Las Monjas	12005166	O	5/15/06	506897	717991	1072	chip	2	Sil	Str	Fract	6	0.0	0	43	5
Las Monjas	12001251	D	5/15/06	506765	718792	1162	panel	0	QtzSer	Str	Vnlets	484	0.2	0	38	227
Las Monjas	12001247	O	5/15/06	506844	718817	1167	panel	0	Ser	Mod	Vnlets	399	0.3	1	49	194
Las Monjas	12001248	O	5/15/06	506726	718791	1144	panel	0	Ser	VrWk	Fract	15	0.1	0	42	29
Las Monjas	12001249	O	5/15/06	506765	718792	1162	panel	0	QtzSer	Str	Vnlets	288	0.3	0	38	229
Las Monjas	12005165	O	5/15/06	506897	717991	1072	chip	1	Ser	Wk	Fract	3	0.1	0	60	8
Las Monjas	12005167	O	5/15/06	506889	718243	1024	chip	2	Pot	Wk	Fract	19	0.1	0	65	10
Las Monjas	12005168	O	5/15/06	506889	718243	1024	chip	3	Pot	VrWk	Fract	5	0.0	0	62	13
Las Monjas	12005169	O	5/15/06	506889	718243	1024	chip	2	Sil	Str	Fract	22	0.2	0	11	16
Las Monjas	12005170	O	5/15/06	506635	718403	1010	dump	0	Sil	Str	NO	11100	2.8	7	9	139
Las Monjas	12005171	O	5/15/06	506635	718403	1010	dump	0	Sil	Str	NO	5230	2.8	56	11	11
Las Monjas	12004154	O	5/16/06	507283	718820	1034	chan	1	Ser	VrWk	StrCont	277	0.2	0	43	39
Las Monjas	12004148	O	5/16/06	507036	718720	1042	chan	1	NR	NR	NR	3	0.0	0	57	7
Las Monjas	12004149	O	5/16/06	507005	718840	1055	sel	1	NR	NR	NR	3	0.0	0	3	3
Las Monjas	12004151	D	5/16/06	507005	718840	1055	sel	1	NR	NR	NR	3	0.0	0	3	3
Las Monjas	12004152	O	5/16/06	507004	718841	1055	chan	1	NR	NR	NR	3	0.1	0	63	8
Las Monjas	12004153	O	5/16/06	506995	718843	1056	sel	1	NR	NR	NR	18	0.3	2	15	30
Las Monjas	12005040	O	5/16/06	507680	718596	NR	panel	0	QtzSer	Wk	Fract	28	0.1	0	51	7
Las Monjas	12001252	O	5/16/06	506733	718766	1153	chan	1	Ser	Intse	Perv	657	0.4	0	28	72
Las Monjas	12001253	O	5/16/06	506728	718788	NR	panel	0	QtzSer	Wk	Vnlets	171	0.3	0	46	33
Las Monjas	12001254	O	5/16/06	506640	718690	1170	chip	2	Ser	VrWk	Fract	5	0.1	0	47	41
Las Monjas	12005042	O	5/16/06	506580	718740	1073	chip	2	QtzSer	Str	Fract	497	0.4	1	26	55
Las Monjas	12005043	O	5/16/06	506530	718760	NR	panel	0	QtzSer	Str	Fract	233	0.1	1	44	44
Las Monjas	12005244	O	5/16/06	505826	717607	980	panel	2	QtzSer	Mod	Vnlets	3	0.0	0	49	3
Las Monjas	12005245	O	5/16/06	505775	717882	999	chan	1	QtzSer	Mod	Vnlets	3	0.6	12	48	38

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Las Monjas	12005246	O	5/16/06	505775	717882	999	chan	1	QtzSer	Mod	Vnlets	3	0.2	32	7	18
Las Monjas	12005247	O	5/16/06	505775	717882	999	chan	1	QtzSer	Mod	Vnlets	3	0.1	1	44	58
Las Monjas	12005248	O	5/16/06	505813	717936	1031	chip	1	QtzSer	Mod	Vnlets	5	1.7	43	12	741
Las Monjas	12005249	D	5/16/06	505813	717936	1031	chip	1	QtzSer	Mod	Vnlets	3	0.7	16	10	483
Las Monjas	12014426	O	2/06/07	506200	719103	1014	chip	2	NR	NR	NR	3	0.0	0	44	4
Las Monjas	12014424	O	2/06/07	506475	719100	1050	chip	2	QtzSer	Mod	Vnlets	3	0.0	0	45	3
Las Monjas	12014427	O	2/06/07	506595	719094	1074	chip	0	NR	NR	NR	3	0.0	0	45	3
Las Monjas	12014052	O	5/01/07	508254	718337	972	sel	0	QtzSer	Wk	Fract	20600	2.1	5	18	12
Las Monjas	12005041	O	NR	506650	718620	NR	chip	2	QtzSer	Wk	Fract	21	0.1	0	53	16
Gramalote Regional	2000100	O	6/02/04	511923	719654	840	chip	1	Sil	Str	Perv	0	0.0	0	0	0
Gramalote Regional	2000105	O	6/02/04	511923	719654	840	chip	1	Phy	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	2000150	O	6/09/04	511919	719696	860	chan	2	NR	NR	NR	3	0.2	5	19	12
Gramalote Regional	2000147	O	6/09/04	511988	719725	830	dump	0	Ser	Mod	Fract	1784	1.7	6	63	47
Gramalote Regional	2000151	O	6/09/04	511919	719667	860	chip	0	FeOx	Mod	Fract	65	0.2	4	19	22
Gramalote Regional	2000149	O	6/09/04	511969	719689	845	chan	1	NR	NR	NR	6	0.1	3	72	43
Gramalote Regional	2000146	O	6/09/04	511988	719725	830	dump	0	Py	Wk	Patch	1839	7.6	6	77	248
Gramalote Regional	2000143	O	6/09/04	511923	719654	NR	chan	0	Chl	Str	Perv	34980	61.0	6	176	2248
Gramalote Regional	2000144	O	6/09/04	511923	719654	810	chip	1	NR	NR	NR	17880	22.7	7	41	1735
Gramalote Regional	2000145	O	6/09/04	511923	719654	810	panel	0	Py	Wk	Perv	951	3.6	5	90	140
Gramalote Regional	2000147	O	6/09/04	511988	719725	830	dump	0	Ser	Mod	Fract	1784	1.7	6	63	47
Gramalote Regional	2000148	O	6/09/04	511969	719689	845	chan	1	NR	NR	NR	10	0.9	4	12	14
Gramalote Regional	2000153	O	6/09/04	511901	719591	860	chip	1	FeOx	Str	Fract	3	0.4	6	8	17
Gramalote Regional	2000152	O	6/09/04	511907	719598	860	chan	1	FeOx	Mod	Fract	3	0.3	5	10	18
Gramalote Regional	2000154	O	6/09/04	511576	719387	NR	chan	0	NR	NR	NR	3	0.7	5	8	5
Gramalote Regional	2000160	O	6/10/04	511734	719939	870	chan	2	NR	NR	NR	6	0.1	3	115	46
Gramalote Regional	2000156	O	6/10/04	511923	719654	810	chip	2	Sil	NR	NR	8090	27.6	6	263	662
Gramalote Regional	2000155	O	6/10/04	511829	719506	830	fl	0	Py	Wk	Fract	145	1.1	4	78	389
Gramalote Regional	2000158	O	6/10/04	510516	720138	865	chan	2	NR	NR	NR	21	0.1	3	85	57
Gramalote Regional	2000159	O	6/10/04	511306	720054	890	chan	2	NR	NR	NR	16	0.1	3	70	84
Gramalote Regional	2000164	O	6/11/04	512176	719882	825	chan	2	NR	NR	NR	10	0.1	2	84	44
Gramalote Regional	2000161	O	6/11/04	511554	719884	830	chip	1	NR	NR	NR	9950	25.9	13	79	1495
Gramalote Regional	2000162	O	6/11/04	511554	719884	NR	chan	0	NR	NR	NR	10	1.8	4	77	548
Gramalote Regional	2000163	O	6/11/04	511877	719976	NR	chan	2	NR	NR	NR	19	0.2	4	180	104
Gramalote Regional	2018331	O	5/17/05	512004	719785	854	out	0	FeOx	Vlnese	Vnlets	11	0.2	0	84	35
Gramalote Regional	2018329	O	5/17/05	512006	719776	854	out	0	Sil	Mod	VeinSel	420	0.4	1	56	71

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gramalote Regional	2018325	O	5/17/05	511912	719666	800	Rxuwork	0	Sil	Mod	VeinSel	110000	201.0	1	136	6350
Gramalote Regional	2018330	O	5/17/05	512006	719781	854	out	0	FeOx	Vlnese	Vnlets	9	0.3	0	104	39
Gramalote Regional	2018324	O	5/17/05	511912	719666	800	Rxuwork	0	Sil	Mod	VeinSel	42100	88.5	1	370	6050
Gramalote Regional	2018328	O	5/17/05	511924	719686	854	out	0	Chl	Mod	Fract	17	0.2	1	80	36
Gramalote Regional	2018327	O	5/17/05	511911	719624	800	Rxuwork	0	Sil	Mod	Perv	458	1.4	24	68	56
Gramalote Regional	2018326	O	5/17/05	511912	719625	800	Rxuwork	0	Sil	Mod	VeinSel	57700	29.4	123	42	134
Gramalote Regional	2017576	O	5/18/05	511723	720280	834	fl	0	Sil	Vlnese	Perv	839	0.3	4	25	2
Gramalote Regional	2017577	O	5/19/05	514210	719671	837	fl	0	Sil	Vlnese	Perv	2380	114.0	1	229	24
Gramalote Regional	2017578	O	5/19/05	514210	719671	837	fl	0	Sil	Vlnese	Perv	6	0.6	0	26	58
Gramalote Regional	2016433	O	5/21/05	515591	718401	830	chip	0	Prop	Wk	Perv	21	0.2	0	75	37
Gramalote Regional	2017691	O	5/31/05	516745	714146	855	fl	0	Sil	Wk	Perv	3	0.1	0	81	90
Gramalote Regional	2018333	O	6/19/05	514322	715736	1229	out	0	NR	NR	NR	42	0.0	1	7	8
Gramalote Regional	2020189	O	8/22/05	512268	718906	933	chan	0	NR	NR	NR	8110	40.0	0	70	671
Gramalote Regional	2020190	O	8/22/05	513938	719110	898	chan	0	NR	NR	NR	3	0.3	0	6	5
Gramalote Regional	2020201	O	8/26/05	511398	719638	912	chan	0	NR	NR	NR	82700	279.0	9	15	1195
Gramalote Regional	2020200	O	8/26/05	510941	719249	927	chan	0	NR	NR	NR	2380	0.8	1	107	10
Gramalote Regional	2020202	O	8/27/05	510983	719763	834	chan	3	NR	NR	NR	346	0.3	0	91	86
Gramalote Regional	2020204	O	8/30/05	512259	721267	1160	dump	0	NR	NR	NR	5	0.1	1	2	3
Gramalote Regional	2020205	O	8/30/05	511788	721688	1180	dump	0	NR	NR	NR	51900	121.0	24	204	1515
Gramalote Regional	2020203	O	8/30/05	511295	720708	890	chan	0	NR	NR	NR	19	0.4	2	10	108
Gramalote Regional	2020206	O	8/30/05	511154	721311	947	chan	1	Py	Mod	Matrix	5590	1.9	4	21	20
Gramalote Regional	2020210	O	8/31/05	508353	721917	854	dump	0	Arg	Str	Perv	7200	7.8	39	17	241
Gramalote Regional	12000832	O	1/02/06	511467	713841	986	float	0	Ser	Str	Perv	5130	61.2	5	4	4
Gramalote Regional	12000601	O	1/19/06	516254	715308	1018	chan	1	Ser	Mod	Perv	3	0.2	0	83	33
Gramalote Regional	12001201	O	1/20/06	514625	714353	1058	float	0	NR	NR	NR	163	1.5	12	26	7
Gramalote Regional	12000751	O	1/20/06	513570	715563	1129	chip	0	FeOx	Str	Leach	3	0.1	1	80	35
Gramalote Regional	12000752	O	1/20/06	513571	715563	1129	chip	2	NR	NR	NR	3	0.1	1	83	33
Gramalote Regional	12001202	O	1/20/06	513991	715004	1076	float	0	NR	NR	NR	5	2.6	3	2	40
Gramalote Regional	12000602	O	1/21/06	516286	713457	917	chip	2	Ser	Intse	Perv	3	0.1	0	28	22
Gramalote Regional	12000603	O	1/21/06	516286	713457	917	float	0	NR	NR	NR	316	7.1	2	15	3420
Gramalote Regional	12001203	O	1/23/06	510020	715478	965	float	0	NR	NR	NR	9050	10.9	7	7	758
Gramalote Regional	12000827	O	1/24/06	510870	714940	943	float	0	NR	NR	NR	20400	18.2	19	1	258
Gramalote Regional	12000828	O	1/25/06	508181	714929	1130	float	0	NR	NR	NR	3	0.1	0	55	25
Gramalote Regional	12000829	O	1/25/06	507700	715180	1220	float	0	NR	NR	NR	3	0.1	0	85	33
Gramalote Regional	12001208	O	1/26/06	503968	713514	1089	float	0	NR	NR	NR	158	1.5	1	33	19
Gramalote Regional	12000632	O	1/27/06	502872	713372	1138	float	0	Ser	Str	Clasts	319	1.8	1	30	39

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gramalote Regional	12000633	O	1/27/06	502809	713442	1134	float	0	Ser	Wk	Patch	3	0.2	7	4	9
Gramalote Regional	12000831	O	1/31/06	512236	714320	922	float	0	Ser	Str	Perv	3870	30.1	4	34	325
Gramalote Regional	12000676	O	1/31/06	512375	713925	933	float	1	Ser	VrWk	Patch	521	2.6	1	1	3
Gramalote Regional	12000642	O	2/01/06	509560	716001	1039	chan	1	NR	NR	NR	3	0.0	0	53	58
Gramalote Regional	12000643	O	2/01/06	509663	716171	1065	sel	0	Sil	Str	StrCont	42700	28.4	4	22	595
Gramalote Regional	12000641	O	2/01/06	508745	715790	1171	chip	2	NR	NR	NR	139	0.0	0	36	23
Gramalote Regional	12000833	O	2/02/06	511980	714187	943	float	0	Ser	Str	Perv	4300	45.1	26	7	58
Gramalote Regional	12000646	O	2/03/06	511656	717954	919	sel	0	Sil	Wk	StrCont	4610	11.3	1	212	784
Gramalote Regional	12000647	O	2/03/06	511656	717954	919	sel	0	Ser	Str	StrCont	66000	104.0	4	24	9950
Gramalote Regional	12000652	O	2/03/06	511656	717954	919	chip	2	Sil	Str	Perv	3	0.1	0	24	5
Gramalote Regional	12000678	O	2/04/06	506212	716345	1070	float	0	NR	NR	NR	3	0.1	0	2	5
Gramalote Regional	12000835	D	2/22/06	504540	718230	980	chan	1	Prop	Vlnese	Perv	7	0.3	374	38	50
Gramalote Regional	12000834	O	2/22/06	504540	718230	980	chan	1	Prop	Vlnese	Perv	5	0.4	414	40	38
Gramalote Regional	12001224	D	2/23/06	514322	715739	1235	sel	1	NR	NR	NR	3	0.0	1	2	5
Gramalote Regional	12001223	O	2/23/06	514322	715739	1235	sel	1	NR	NR	NR	21	0.1	1	4	7
Gramalote Regional	12000679	O	2/23/06	503260	721020	1021	float	0	QtzSer	Mod	Patch	12	0.4	84	5	9
Gramalote Regional	12000681	O	2/23/06	503319	721564	962	sel	0	NR	NR	NR	39	15.7	90	21	13400
Gramalote Regional	12000753	O	2/24/06	506633	713086	1171	chip	2	NR	NR	NR	3	0.0	2	79	43
Gramalote Regional	12000759	O	2/27/06	517757	721753	907	float	0	NR	NR	NR	1635	75.6	4	581	155
Gramalote Regional	12000837	O	2/27/06	508334	722410	861	float	0	NR	NR	NR	5	1.4	6	3	17
Gramalote Regional	12000838	O	2/27/06	508587	722029	867	float	0	Ser	VrWk	Patch	103	26.1	8	5	429
Gramalote Regional	12000839	O	2/28/06	516343	722320	942	float	0	NR	NR	NR	10	0.7	2	33	278
Gramalote Regional	12000840	O	2/28/06	516343	722320	942	float	0	NR	NR	NR	14	0.4	18	66	242
Gramalote Regional	12000841	O	2/28/06	515822	722655	1005	float	0	NR	NR	NR	3	0.2	10	13	63
Gramalote Regional	12000760	O	2/28/06	517633	721751	870	float	0	NR	NR	NR	5	0.3	1	122	31
Gramalote Regional	12000762	D	2/28/06	517757	721753	907	chip	2	NR	NR	NR	0	0.0	0	0	0
Gramalote Regional	12000761	O	2/28/06	517757	721753	907	chip	2	NR	NR	NR	9	0.4	1	118	54
Gramalote Regional	12000851	O	3/01/06	503686	716783	1308	chan	3	IllSmec	Mod	StrCont	471	0.6	3	50	67
Gramalote Regional	12001235	O	3/02/06	503275	721825	NR	chip	2	Prop	Mod	Diss	5	0.3	1	78	138
Gramalote Regional	12003716	O	3/22/06	508816	714441	1131	sel	0	Ser	VrWk	VeinSel	1780	1.8	4	9	4
Gramalote Regional	12000765	O	3/23/06	511126	717812	1156	chan	3	Ser	Mod	Fract	3	0.1	0	87	41
Gramalote Regional	12000784	O	3/28/06	508467	715780	NR	chip	0	Ser	Str	Fract	413	0.7	14	30	30
Gramalote Regional	12000731	O	3/29/06	509962	716247	1040	chan	3	QtzSer	Str	Vnlets	3	0.0	0	40	4
Gramalote Regional	12000732	O	3/30/06	509790	716006	1010	chip	2	Ser	VrWk	Patch	3	0.0	0	40	11
Gramalote Regional	12000733	O	3/30/06	509835	716192	1036	chip	2	Ser	VrWk	Fract	5	0.1	0	25	3
Gramalote Regional	12000734	O	3/30/06	509850	716374	1072	sub	2	QtzSer	Mod	Vnlets	231	0.2	1	39	5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTIO	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gramalote Regional	12003549	O	4/26/06	513549	718016	905	out	0	Sil	Str	NO	3	0.1	0	47	6
Gramalote Regional	12003547	O	4/26/06	512373	716841	1051	out	0	Sil	Mod	Fract	9	0.1	0	103	209
Gramalote Regional	12003548	O	4/26/06	512696	717294	1030	out	1	Sil	Mod	Fract	3	0.1	0	46	42
Gramalote Regional	12005003	O	4/29/06	510747	718134	964	panel	0	NR	NR	NR	3	0.0	0	28	0
Gramalote Regional	12005004	O	4/29/06	510702	717843	1024	panel	0	Ser	Mod	Fract	418	0.4	0	108	150
Gramalote Regional	12005239	O	5/10/06	511107	718998	987	panel	0	Sil	Mod	Vnlets	8	0.1	0	81	38
Gramalote Regional	12005158	O	5/13/06	511809	716324	1070	chip	3	QtzSer	Str	Perv	894	0.7	1	50	28
Gramalote Regional	12005159	O	5/13/06	511809	716324	1070	chip	3	QtzSer	Str	Perv	11	0.3	0	87	27
Gramalote Regional	12001265	O	7/18/06	509017	719017	NR	chan	1	NR	NR	NR	3	0.0	0	91	4
Gramalote Regional	12004214	O	8/01/06	510719	719282	NR	panel	0	Ser	Str	Fract	346	0.0	1	23	79
Gramalote Regional	12014054	O	5/03/07	502735	721862	910	panel	0	QtzSer	Str	StrCont	21	0.4	8	14	186
Gramalote Regional	12014240	O	7/18/07	502628	722131	853	chip	2	Pot	VrWk	PhnoCry	0	0.0	0	0	0
Gramalote Regional	12014241	O	7/18/07	502678	721915	908	chan	1	QtzSer	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014242	O	7/18/07	502278	721811	927	chip	2	ChSer	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014243	O	7/18/07	502259	721448	994	chip	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014247	O	7/19/07	502535	720958	1084	chip	2	Py	Wk	Diss	0	0.0	0	0	0
Gramalote Regional	12014248	O	7/19/07	502700	721816	908	chip	2	QtzSer	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014244	O	7/19/07	502479	721367	990	float	0	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014245	O	7/19/07	502704	721394	966	chip	1	QtzSer	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014246	O	7/19/07	502702	721327	980	chip	2	QtzSer	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	12014249	D	7/19/07	502700	721816	908	chip	2	QtzSer	Mod	Vnlets	0	0.0	0	0	0
Gramalote Regional	12025712	O	7/23/07	514251	714800	1106	float	0	NR	NR	NR	0	0.0	0	0	0
Gramalote Regional	12025713	O	7/23/07	514060	714950	1106	float	0	NR	NR	NR	0	0.0	0	0	0
Gramalote Regional	12025714	O	7/23/07	513600	714820	1135	chip	3	NR	NR	NR	0	0.0	0	0	0
Gramalote Regional	12025715	O	7/23/07	513440	715010	1150	float	0	QtzSer	Wk	VeinSel	0	0.0	0	0	0
Gramalote Regional	12014470	O	7/23/07	512417	714438	958	float	0	Py	Wk	Diss	0	0.0	0	0	0
Gramalote Regional	12014469	O	7/23/07	512322	714414	936	float	0	Py	Wk	Diss	0	0.0	0	0	0
Gramalote Regional	12014471	O	7/23/07	512547	714504	971	chip	1	Chl	Wk	StrCont	0	0.0	0	0	0
Gramalote Regional	12024635	O	7/23/07	510921	716122	1279	chan	1	FeOx	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024636	O	7/23/07	510924	716120	1280	chan	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024637	O	7/23/07	510928	716109	1283	chan	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024638	O	7/23/07	510952	716110	1286	chan	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024639	O	7/23/07	510961	716109	1284	chan	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024640	O	7/24/07	513616	715525	1184	chan	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024641	O	7/24/07	513616	715525	1184	sel	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024642	O	7/24/07	513471	715433	1159	chan	1	QtzSer	Wk	Vnlets	0	0.0	0	0	0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
Gramalote Regional	12024643	O	7/24/07	513471	715433	1159	chan	1	QtzSer	VInese	Vnlets	0	0.0	0	0	0
Gramalote Regional	12024644	O	7/24/07	513471	715433	1159	sel	0	QtzSer	Wk	StrCont	0	0.0	0	0	0
Gramalote Regional	12025716	O	7/24/07	513790	715040	1122	float	0	QtzSer	Wk	VeinSel	0	0.0	0	0	0
Gramalote Regional	12025717	O	7/24/07	513659	715140	1130	chip	3	NR	NR	NR	0	0.0	0	0	0
Gramalote Regional	12025718	O	7/24/07	513630	715160	1140	chip	4	Sil	Intse	Perv	0	0.0	0	0	0
Gramalote Regional	12025719	O	7/24/07	513590	715250	1155	panel	0	Ser	VrWk	VeinSel	0	0.0	0	0	0
Gramalote Regional	12014474	D	7/24/07	512712	714644	1033	chan	2	Py	VrWk	Diss	0	0.0	0	0	0
Gramalote Regional	12014473	O	7/24/07	512712	714644	1033	chan	2	Py	VrWk	Diss	0	0.0	0	0	0
Gramalote Regional	12025720	O	7/25/07	513720	715745	1170	fl	0	NR	NR	NR	0	0.0	0	0	0

Appendix 1C

Gramalote Stream Sediment Samples
SOCIEDAD KEDAHDA S.A., 2004-2007
Descriptions and Results

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	2014696	O	5/14/05	517757	721753	821	SS-80+200	QDA LA MANADA	4	Peren	MR_GS	1	26	1
Gramalote	2014693	O	5/14/05	517633	721751	828	SS-200	QDA EL ALTO	3	Peren	MR_GS	10	32	1
Gramalote	2014694	O	5/14/05	517757	721753	820	SS-80+200					622	20	1
Gramalote	2014695	O	5/14/05	517245	721041	834	SS-200	QDA SAN JERONIMO	2	Peren		7	34	1
Gramalote	2017533	O	5/14/05	517003	720894	847	SS-200		2	Peren	IN_Gdr	32	60	1
Gramalote	2017534	O	5/14/05	516370	722300	852	SS-80+200		2	Peren	IN_Gdr	1	46	1
Gramalote	2017535	O	5/14/05	515822	722655	852	SS-200		2	Peren	IN_Gdr	2	40	1
Gramalote	2017532	O	5/14/05	516556	714143	846	SS-200	RIO NUS	4	Peren	EX_And	0	62	1
Gramalote	2014700	O	5/15/05	517445	714438	898	SS-200	QDA ARGOS	2	Peren	MR_Marble	16	38	1
Gramalote	2014701	O	5/15/05	515984	717254	919	SS-80+200	QDA LA MANADA - ARGO	3	Peren	IN_QDio	1	17	1
Gramalote	2014697	O	5/15/05	516880	717112	965	SS-200				IN_QDio	18	14	0
Gramalote	2014698	O	5/15/05	513770	720007	986	SS-200	QDA EL SILENCIO	2	Peren	IN_QDio	42	26	1
Gramalote	2014699	O	5/15/05	512495	720345	912	SS-200				IN_QDio	1	19	1
Gramalote	2017536	O	5/15/05	514211	718382	830	SS-80+200		2	Peren	EX_And	1	20	1
Gramalote	2017537	O	5/15/05	513476	718218	830	SS-80+200		2	Peren	EX_And	1	20	1
Gramalote	2017538	O	5/15/05	514987	719715	838	SS-80+200	RIO NUS	4	Peren	IN_Gdr	63	25	1
Gramalote	2017539	O	5/15/05	515919	717310	851	SS-80+200		2	Peren	IN_Gdr	1	19	0
Gramalote	2017544	O	5/16/05	516402	720118	835	SS-80+200		2	Peren	IN_Gdr	28	16	1
Gramalote	2017545	O	5/16/05	515729	720359	835	SS-80+200		2	Peren	IN_Gdr	762	13	1
Gramalote	2017540	O	5/16/05	514489	719877	849	SS-80+200	QDA EL TOPACIO	2	Peren	IN_Gdr	1415	23	1
Gramalote	2017541	O	5/16/05	509680	721644	842	SS-80+200	RIO NUS	4	Peren	EX_Da	49	44	1
Gramalote	2017543	O	5/16/05	507097	722859	850	SS-80+200		2	Peren	IN_Gdr	357	16	1
Gramalote	2017550	O	5/17/05	507671	720320	0	SS-80+200	ARROYO EL MARTIRIO	1	Peren	EX_And	56	18	0
Gramalote	2017546	O	5/17/05	506681	720862	823	SS-80+200		2	Peren	IN_Aplite	434	22	1
Gramalote	2017547	O	5/17/05	507876	722880	843	SS-80+200		2	Peren	IN_Gdr	1	28	1
Gramalote	2017548	O	5/17/05	510115	721003	842	SS-80+200		2	Peren	IN_Gdr	1	17	1
Gramalote	2016516	O	5/17/05	510670	720960	840	SS-200	Q EL PAPAYO	1	Peren	NO	202	86	1
Gramalote	2017552	O	5/18/05	508230	722443	836	SS-200		2	Peren	IN_Gdr	8	32	1
Gramalote	2017553	O	5/18/05	508230	722443	833	SS-200		2	Peren	IN_Gdr	10	51	1
Gramalote	2017551	O	5/18/05	508587	722029	820	SS-200	RIO NUS	4	Peren	IN_Aplite	1035	48	0
Gramalote	2016421	O	5/18/05	509755	721323	825	SS-200	Q EL BANCO	1	Peren	IN_Aplite	548	11	1
Gramalote	2016422	O	5/18/05	509680	721644	830	SS-80+200	Q LA BATEA	1	Peren	IN_Gdr	844	24	1
Gramalote	2016420	O	5/18/05	509252	721893	840	SS-200	Q LA BELLA	2	Peren	IN_Gdr	127	21	1
Gramalote	2016419	O	5/18/05	509023	714144	850	SS-200	SIN NOMBRE	1	Peren	IN_Gdr	230	64	0
Gramalote	2017556	O	5/19/05	508668	713735	828	SS-200		2	Peren	IN_Gdr	31	25	0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	2017557	O	5/19/05	506068	716239	825	SS-200		2	Peren	IN_Gdr	4	20	0
Gramalote	2017554	O	5/19/05	506185	716523	841	SS-200		2	Peren	IN_Gdr	1	29	1
Gramalote	2017555	O	5/19/05	506456	716620	837	SS-200		2	Peren	IN_Gdr	66	21	0
Gramalote	2016426	O	5/19/05	507723	717670	835	SS-80+200	Q LA PALESTINA	2	Peren	IN_Gdr	216	17	1
Gramalote	2016425	O	5/19/05	507211	717319	845	SS-200	Q LA MONA	1	Peren	IN_To	135	39	1
Gramalote	2016423	O	5/19/05	507211	717319	820	SS-200	Q GUACAS	3	Peren	IN_Gdr	0	39	1
Gramalote	2016424	O	5/19/05	506817	717266	845	SS-80+200	Q LA COLORADA	2	Peren	IN_Gdr	616	49	1
Gramalote	2017558	O	5/20/05	506472	720105	827	SS-200		2	Peren	IN_Gdr	131	20	1
Gramalote	2016428	O	5/20/05	506670	720140	840	SS-80+200	Q MANIZALES	1	Peren	IN_To	54	20	0
Gramalote	2017560	O	5/21/05	507639	719995	810	SS-200		2	Peren	IN_Gdr	24	19	0
Gramalote	2017559	O	5/21/05	517560	714520	841	SS-200		2	Peren		2	17	1
Gramalote	2017563	O	5/31/05	516782	714144	830	SS-200		2	Peren	IN_Gdr	70	33	1
Gramalote	2017564	O	5/31/05	516745	714146	850	SS-200		2	Peren	EX_And	8	31	1
Gramalote	2017565	O	5/31/05	516684	716435	855	SS-200		2	Peren	IN_Gdr	146	33	0
Gramalote	2016434	O	5/31/05	516684	716435	800	SS-200	SIN NOMBRE	1	Peren	MR_Gneiss	318	30	0
Gramalote	2016435	D	5/31/05	516256	721828	800	SS-200	SIN NOMBRE	1	Peren	MR_Gneiss	373	32	1
Gramalote	2016436	O	5/31/05	516195	721805	805	SS-200	SIN NOMBRE	1	Peren	HY_PD	52	23	1
Gramalote	2017561	O	5/31/05	517740	719822	811	SS-200	QDA LAS MERCEDES	2	Peren	MR_Gneiss	17	42	1
Gramalote	2017562	D	5/31/05	516645	719645	811	SS-200	QDA LAS MERCEDES	2	Peren	IN_Gdr	7	39	0
Gramalote	2016439	O	6/01/05	516645	719645	850	SS-200	Q GUACA	1	Peren	IN_Gdr	3	35	0
Gramalote	2016437	O	6/01/05	516195	721805	825	SS-200	Q GUACA	2	Peren	IN_Gdr	4	37	0
Gramalote	2016438	O	6/01/05	517347	720767	825	SS-200	Q PIEDRAS	1	Peren	IN_Aplite	2	26	1
Gramalote	2016440	O	6/01/05	517740	719822	820	SS-200	Q LA VEGA(GRANJA)	3	Peren	IN_Gdr	41	29	1
Gramalote	2016441	O	6/02/05	517195	720999	795	SS-200	Q DOLORES	2	Peren	MR_Gneiss	11	38	1
Gramalote	14000551	O	1/19/06	517347	720767	834	SS-200	Quebrada Chinca	3	Peren	IN_Di	90	37	1
Gramalote	14000626	O	1/19/06	517798	719810	898	SS-200		2	Peren	IN_Di	2	35	1
Gramalote	14000401	O	1/19/06	518243	718753	912	SS-200	Quebrada Rusia	3	Peren	Int	3	38	1
Gramalote	14000476	O	1/20/06	516511	718769	877	SS-200	Q. HONDA	2	Peren	EX_And	35	44	0
Gramalote	14000552	O	1/20/06	518243	718753	1075	SS-200	Quebrada Chinca	3	Peren	IN_QDio	128	40	1
Gramalote	14000553	O	1/20/06	515020	719397	1084	SS-200	afluente Q. Chinca	2	Peren	IN_QDio	9	30	0
Gramalote	14000402	O	1/20/06	515752	719315	856	SS-200		3	Peren	IN_QDio	3	30	0
Gramalote	14000477	O	1/20/06	515591	718401	1005	SS-200	AFL. Q.A CHINCA	2	Peren	IN_Gab	40	54	0
Gramalote	14000403	O	1/20/06	515591	718401	906	SS-200		2	Peren	IN_Di	14	27	0
Gramalote	14000404	O	1/20/06	516511	718769	909	SS-200		2	Peren	IN_Di	11	34	1
Gramalote	14000627	O	1/20/06	516887	717047	1080	SS-200		2	Peren	IN_To	153	34	0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	14000628	O	1/20/06	518243	718753	1075	SS-200		2	Peren	IN_To	43	33	2
Gramalote	14000554	O	1/21/06	518243	718753	1071	SS-200	Afluente Q. Chinca	2	Peren	IN_QDio	3	38	2
Gramalote	14000556	O	1/21/06	517991	718078	1050	SS-200	Quebrada Chinca	3	Peren	IN_QDio	146	45	0
Gramalote	14000631	O	1/21/06	516887	717047	935	SS-200		2	Peren	EX_And	3	26	1
Gramalote	14000629	O	1/21/06	517991	718078	882	SS-200		2	Peren	VeinMat	5	32	0
Gramalote	14000406	O	1/21/06	516880	717112	953	SS-200		2	Peren	IN_To	2	37	1
Gramalote	14000479	O	1/21/06	515752	719315	1044	SS-200	AFL.. Q. LA CHINCA	2	Peren	IN_QDio	11	40	0
Gramalote	14000481	O	1/21/06	514382	722173	1073	SS-200	AFL. Q. LA CHINCA	2	Peren	IN_QDio	2	42	0
Gramalote	14000478	O	1/21/06	514382	722191	1019	SS-200	AFL.. Q. LA CHINCA	2	Peren	IN_Gdr	34	47	1
Gramalote	14000635	D	1/23/06	515460	721768	1039	SS-200	Quebrada El Placer	2	Peren	IN_To	1160	69	0
Gramalote	14000557	O	1/23/06	513237	718442	1164	SS-200	Afluente Q. Inmacula	3	Peren	IN_QDio	2	18	0
Gramalote	14000558	O	1/23/06	514210	719671	1170	SS-200	Afle. Q.Inmaculada	3	Peren	IN_Gdr	8	21	1
Gramalote	14000632	O	1/23/06	513877	719791	1015	SS-200		3	Peren	IN_To	52	36	1
Gramalote	14000633	O	1/23/06	514210	719671	980	SS-200	Quebrada San Antonio	4	Peren	IN_To	57	23	1
Gramalote	14000634	O	1/23/06	514225	718496	1039	SS-200	Quebrada El Placer	2	Peren	VeinMat	1310	63	0
Gramalote	14000483	O	1/23/06	513237	718442	1190	SS-200	Q.HONDA	3	Peren	Hpy	19	24	0
Gramalote	14000482	O	1/23/06	514225	718496	1193	SS-200	AFL. Q. HONDA	2	Peren	IN_Gdr	3	25	1
Gramalote	14000484	D	1/23/06	513720	715080	1190	SS-200	Q.HONDA	3	Peren	Hpy	21	24	1
Gramalote	14000485	O	1/23/06	513970	715120	1078	SS-200	AFL. Q. HONDA	1	Peren	IN_Gdr	37	26	1
Gramalote	14000407	O	1/23/06	514403	714641	1138	SS-200	Quebrada Dantas	3	Peren	Int	30	20	0
Gramalote	14000408	O	1/23/06	514582	714351	1129	SS-200		2	Peren	Int	4	26	1
Gramalote	14000409	O	1/23/06	512369	720224	1129	SS-200		2	Peren	IN_QDio	19	16	1
Gramalote	14000410	D	1/23/06	511720	720280	1129	SS-200		2	Peren	Int	10	15	1
Gramalote	14000637	O	1/24/06	511583	720244	997	SS-200		1	Ephem	IN_To	3	25	1
Gramalote	14000636	O	1/24/06	511918	719601	947	SS-200	Quebrada La Inmacula	4	Peren	IN_To	89	28	1
Gramalote	14000638	O	1/24/06	512592	720006	1002	SS-200		3	Peren	IN_To	2	35	1
Gramalote	14000486	O	1/24/06	512562	718415	945	SS-200	AFL. Q. SAN ANTONIO	3	Peren	IN_To	45	43	0
Gramalote	14000487	O	1/24/06	512340	718140	943	SS-200	Q. SAN ANTONIO	4	Peren	IN_QDio	168	44	0
Gramalote	14000488	O	1/24/06	511918	719601	936	SS-200	AFL. Q. SAN ANTONIO	2	Peren	IN_To	16	32	0
Gramalote	14000489	O	1/24/06	512562	718415	936	SS-200	AFL. Q. SAN ANTONIO	2	Peren	IN_QDio	92	40	0
Gramalote	14000561	O	1/24/06	512340	718140	1204	SS-200	Aflu. Q. Inmaculada	2	Peren		1	24	0
Gramalote	14000559	O	1/24/06	511720	720280	1198	SS-200	Afl. Q. Inmaculada	2	Peren	IN_Gdr	2	30	1
Gramalote	14000560	D	1/24/06	511583	720244	1198	SS-200	Afl. Q. Inmaculada	2	Peren	IN_Gdr	4	31	1
Gramalote	14000490	O	1/25/06	512545	713908	945	SS-200	AFL. Q. SAN ANTONIO	1	Peren	IN_QDio	182	44	0
Gramalote	14000491	O	1/25/06	512052	714550	972	SS-200	AFL. Q. SAN ANTONIO	2	Peren	IN_QDio	49	34	1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	14000492	O	1/25/06	512236	714320	973	SS-200	QFL. Q. SAN ANTONIO	2	Peren	IN_QDio	9	42	0
Gramalote	14000562	O	1/25/06	512378	713924	1012	SS-200	Afl. Q. San Antonio	1	Peren	IN_Gdr	3	36	1
Gramalote	14000563	O	1/25/06	510239	714810	1015	SS-200	Aflu. Q. San Antonio	2	Peren	IN_Gdr	6	48	0
Gramalote	14000564	O	1/25/06	509540	716089	1016	SS-200	Afl. Q. San Antonio	1	Peren	IN_Gdr	20	33	1
Gramalote	14000639	O	1/25/06	510960	714905	1130	SS-200		2	Peren	EX_And	9	25	0
Gramalote	14000640	O	1/25/06	510433	719682	1127	SS-200		2	Peren	IN_To	7	22	1
Gramalote	14000641	O	1/25/06	509452	719839	1126	SS-200	Quebrada Las Dantas	4	Peren	IN_To	49	20	1
Gramalote	14000415	O	1/26/06	509275	720622	1134	SS-200		4	Peren	IN_Gdr	3	21	1
Gramalote	14000642	O	1/26/06	507706	721170	1121	SS-200		2	Peren	IN_To	4	29	0
Gramalote	14000643	O	1/26/06	509275	720622	1130	SS-200		2	Peren	IN_To	20	19	1
Gramalote	14000644	O	1/26/06	509452	719839	1146	SS-200	Quebrada El Carmen	3	Peren	IN_To	7	26	1
Gramalote	14000495	O	1/26/06	510433	719682	1147	SS-200	AFL. Q' LA GUZMANA	2	Peren	EX_And	36	48	1
Gramalote	14000413	O	1/26/06	508719	721522	1188	SS-200		2	Peren	Int	11	22	0
Gramalote	14000414	O	1/26/06	510630	720656	1187	SS-200		2	Peren	IN_Gdr	3	25	1
Gramalote	14000645	O	1/27/06	509272	721320	1088	SS-200		1	Peren	IN_To	152	18	0
Gramalote	14000646	O	1/27/06	508005	721636	1095	SS-200		1	Peren	IN_To	2	32	1
Gramalote	14000647	O	1/27/06	508005	721636	1074	SS-200		1	Peren	IN_To	1	28	1
Gramalote	14000417	O	1/27/06	509687	721068	1142	SS-200		2	Peren	IN_To	2	22	1
Gramalote	14000418	O	1/27/06	508719	721522	1151	SS-200		1	Peren	Int	4	21	1
Gramalote	14000416	O	1/27/06	510630	720656	1138	SS-200		1	Peren	IN_To	6	22	1
Gramalote	14000502	O	1/28/06	509272	721320	1085	SS-200	AFL. Q. LA INMACULAD	3	Peren	IN_QDio	4	48	1
Gramalote	14000421	O	1/30/06	509687	721068	1055	SS-200		1	Peren	Int	33	41	1
Gramalote	14000422	O	1/30/06	506398	722546	1072	SS-200		2	Peren	IN_To	3	30	1
Gramalote	14000572	O	1/30/06	506673	722022	1251	SS-200	Afl. Q. Las Palmas	1	Peren	IN_Gdr	1	21	8
Gramalote	14000508	O	1/31/06	505317	721542	931	SS-200	AFL. Q. EL SOCORRO	1	Peren	IN_QDio	15	61	1
Gramalote	14000654	O	1/31/06	506673	722022	952	SS-200		2	Peren	IN_Gr	25	36	8
Gramalote	14000656	O	1/31/06	505705	722502	922	SS-200		2	Peren	IN_To	130	42	1
Gramalote	14000510	D	1/31/06	505705	722502	931	SS-200	AFL. Q. EL SOCORRO	1	Peren	EX_And	19	44	0
Gramalote	14000509	O	1/31/06	505647	721676	931	SS-200	AFL. Q. EL SOCORRO	1	Peren	IN_To	13	47	1
Gramalote	14000657	O	1/31/06	506398	722546	927	SS-200		1	Peren	IN_To	3	33	0
Gramalote	14000577	O	2/01/06	507096	722035	1251	SS-200	Afl. Que. Corocito	1	Peren	IN_Gdr	3	19	1
Gramalote	14000511	O	2/01/06	505705	722502	1247	SS-200	AFL. Q. COROCITO	3	Peren	EX_And	2	31	1
Gramalote	14000512	O	2/01/06	505705	722502	1245	SS-200	AFL. Q. COROSITO	2	Peren	EX_And	4	22	1
Gramalote	14000513	O	2/01/06	507144	722100	1252	SS-200	AFL. Q. COROSITO	1	Peren	IN_Gdr	43	30	1
Gramalote	14000578	O	2/01/06	505647	721676	1252	SS-200		1	Peren	IN_Gdr	8	25	1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	14000659	O	2/01/06	507096	722035	1299	SS-200		1	Peren	IN_To	20	43	1
Gramalote	14000658	O	2/01/06	507144	722100	1314	SS-200		2	Peren	IN_To	35	29	1
Gramalote	14000581	O	2/02/06	504803	715520	956	SS-200	Afl. Rio Socorro	1	Peren	IN_Gdr	61	62	1
Gramalote	14000579	O	2/02/06	506155	714309	928	SS-200		2	Peren	IN_Gdr	8	37	0
Gramalote	14000582	O	2/02/06	506145	714474	931	SS-200	Afl. Rio Socorro	2	Peren	IN_Gdr	8	55	0
Gramalote	14000660	O	2/02/06	504803	715520	986	SS-200		1	Peren	IN_To	6	32	1
Gramalote	14000661	O	2/02/06	503932	715730	1014	SS-200		3	Peren	IN_To	43	47	1
Gramalote	14000662	O	2/02/06	504048	715731	943	SS-200		3	Peren	IN_To	7	36	1
Gramalote	14000584	D	2/03/06	504102	716140	1302	SS-200	aFL. Q. Agua Bonita	2	Peren	IN_Gdr	47	34	1
Gramalote	14000583	O	2/03/06	503304	713567	1302	SS-200	aFL. Q. Agua Bonita	2	Peren	IN_Gdr	14	33	1
Gramalote	14000585	O	2/03/06	503332	722783	1300	SS-200	Afl. Q. Agua Bonita	1	Peren	EX_And	5	35	1
Gramalote	14000663	O	2/03/06	504159	722766	1343	SS-200	Quebrada El Barcino	3	Peren	IN_To	1	21	1
Gramalote	14000664	O	2/03/06	504159	722766	1322	SS-200	Quebrada El Barcino	3	Peren	IN_To	3	30	1
Gramalote	14000519	O	2/04/06	504159	722766	1093	SS-200	AFL. Q. LA LUZ	1	Peren	EX_And	2	26	1
Gramalote	14000520	O	2/04/06	503269	722067	1065	SS-200	AFL. Q. LA LUZ	2	Peren	IN_To	140	26	4
Gramalote	14000521	O	2/04/06	504159	722766	1053	SS-200	AFL. Q. LA LUZ	2	Peren	EX_And	4	31	1
Gramalote	14000586	O	2/04/06	503332	722783	1075	SS-200	Afl. Q. Corocito	1	Peren	IN_Gdr	1	25	1
Gramalote	14000588	O	2/04/06	503310	720983	1048	SS-200	Afl. Q. Corocito	1	Peren	IN_Gdr	47	37	2
Gramalote	14000665	O	2/04/06	519004	714644	1217	SS-200		2	Peren	IN_To	3	28	1
Gramalote	14000666	O	2/04/06	519127	713997	1167	SS-200		2	Peren	IN_To	4	24	1
Gramalote	14000522	O	2/21/06	519127	713997	1023	SS-200	AFL SUR Q GUACAS	2	Peren	IN_To	4	26	1
Gramalote	14000431	O	2/21/06	516380	716430	1165	SS-200		3	Peren	IN_Gdr	56	34	0
Gramalote	14000589	O	2/21/06	519520	716370	1259	SS-200	Aflu. Q. Bonita	2	Peren	IN_To	25	32	0
Gramalote	14000590	O	2/21/06	518815	717610	1287	SS-200	Quebrada Agua Bonita	2	Peren	IN_To	4	20	0
Gramalote	14000527	O	2/22/06	519250	718261	985	SS-200	AFL SUR Q GUACAS	2	Peren	IN_To	77	13	1
Gramalote	14000523	O	2/22/06	518815	717610	998	SS-200	AFL SUR Q GUACAS	2	Peren	IN_To	13	22	1
Gramalote	14000524	D	2/22/06	519250	718261	998	SS-200	AFL SUR Q GUACAS	2	Peren	IN_To	14	21	1
Gramalote	14000526	O	2/22/06	514502	717046	1000	SS-200	AFL SUR Q GUACAS	3	Peren	IN_QDio	90	27	0
Gramalote	14000668	O	2/22/06	514364	717159	980	SS-200		2	Peren	IN_To	25	15	0
Gramalote	14000592	O	2/22/06	514976	717791	1030	SS-200	Afl. Quebrada Guacas	2	Peren	IN_Di	20	29	1
Gramalote	14000593	O	2/22/06	516497	716413	985	SS-200	Afl. Quebrada Guacas	1	Peren	IN_To	81	17	0
Gramlote	14000433	O	2/22/06	516319	716082	989	SS-200		1	Peren	Int	7	35	0
Gramalote	14000667	O	2/22/06	516795	714018	1021	SS-200		2	Peren	EX_And	48	25	1
Gramalote	14000591	O	2/22/06	516890	715110	1012	SS-200	Quebrada La Mechuda	2	Peren	IN_Di	23	35	0
Gramalote	14000434	O	2/22/06	515932	714101	1074	SS-200		1	Peren	IN_To	16	22	1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	14000597	O	2/23/06	515154	714123	867	SS-200	Afl. Q. El Topocio	2	Peren	IN_To	48	10	1
Gramalote	14000531	O	2/23/06	515497	714130	1044	SS-200	BRAZO AFL SUR R NUS	1	Peren	IN_To	10	61	0
Gramalote	14000594	O	2/23/06	516835	715382	876	SS-200	Aflu. Rio Nus	2	Peren	IN_To	7	29	0
Gramalote	14000595	D	2/23/06	516549	713478	876	SS-200	Aflu. Rio Nus	2	Peren	IN_To	5	27	1
Gramalote	14000596	O	2/23/06	516349	713430	853	SS-200	Aflu. Rio Nus	2	Peren	IN_Gr	28	20	1
Gramalote	14000435	O	2/23/06	513049	713460	969	SS-200	Qda La Bella	2	Peren	IN_To	67	6	1
Gramalote	14000436	D	2/23/06	513842	714955	969	SS-200	Qda La Bella	2	Peren	EX_And	9	7	1
Gramalote	14000437	O	2/23/06	514091	714800	973	SS-200		1	Peren	IN_To	65	14	1
Gramalote	14000438	O	2/23/06	514139	714139	945	SS-200		2	Peren	IN_To	16	19	1
Gramalote	14000528	O	2/23/06	512613	713471	898	SS-200	AFL SUR RIO NUS	2	Peren	IN_To	29	80	1
Gramalote	14000529	O	2/23/06	513444	713270	1021	SS-200	AFL SUR RIO NUS	2	Peren	IN_To	22	52	1
Gramalote	14000532	O	2/24/06	512378	713924	864	SS-200	AFL SUR R NUS	3	Peren	IN_To	4	8	1
Gramalote	14000599	O	2/24/06	512256	714007	861	SS-200	Aflu. Q. Topacio	2	Peren	IN_To	305	19	0
Gramalote	14000598	O	2/24/06	511467	713841	864	SS-200	Afl. Q. El Topacio	1	Peren	IN_To	95	14	0
Gramalote	14000533	O	2/24/06	511030	713650	887	SS-200	AFL SUR R NUS	2	Peren	IN_To	194	15	0
Gramalote	14000669	O	2/24/06	511980	714187	935	SS-200	Quebrada El papayo	2	Peren	IN_QDio	146	55	1
Gramalote	14000602	O	2/25/06	510325	714625	850	SS-200				IN_To	2	29	0
Gramalote	14000601	O	2/25/06	509810	715906	877	SS-200	Aflu. Rio Nus	2	Peren	IN_To	1	32	0
Gramalote	14000672	O	2/25/06	509609	715587	867	SS-200		2	Peren	IN_To	4	9	0
Gramalote	14000603	O	2/27/06	509540	716089	874	SS-200	Afl. Rio Nus	2	Peren	IN_To	7	25	1
Gramalote	14000604	O	2/27/06	511198	714983	843	SS-200	Afl. Rio Nus	2	Peren	IN_To	10	32	1
Gramalote	14000677	O	2/27/06	511265	714840	835	SS-200		3	Peren	IN_QDio	1	23	1
Gramalote	14000537	O	2/27/06	511344	714694	880	SS-200	AFL N R NUS	2	Peren	IN_To	2	31	1
Gramalote	14000606	O	2/27/06	511344	714694	851	SS-200	Afl. Rio Nus	2	Peren	IN_To	2	26	1
Gramalote	14000607	O	2/27/06	510780	715250	838	SS-200	Afl. Rio Nus	2	Peren	IN_Di	30	25	1
Gramalote	14000673	O	2/27/06	510400	715557	859	SS-200		2	Peren	IN_QDio	1	22	1
Gramalote	14000674	D	2/27/06	510230	715562	859	SS-200		2	Peren	EX_And	1	22	1
Gramalote	14000676	O	2/27/06	509660	714743	867	SS-200		3	Peren	IN_QDio	7	18	1
Gramalote	14000536	O	2/27/06	509285	714572	847	SS-200	AFL NORTE R NUS	1	Ephem	IN_To	1	33	0
Gramalote	14000538	D	2/27/06	509211	714658	880	SS-200	AFL N R NUS	2	Peren	IN_To	1	32	1
Gramalote	14000539	O	2/27/06	513309	718228	875	SS-200	AFL N R NUS	2	Peren	IN_QDio	1	14	1
Gramalote	14000610	D	2/28/06	507331	718138	907	SS-200	Afl. Q. La Manada	2	Peren	VeinMat	6	34	0
Gramalote	14000608	O	2/28/06	507551	718255	877	SS-200	Afl. Q. La Manada	2	Peren	MR_Mschist	10	31	0
Gramalote	14000609	O	2/28/06	508164	717863	907	SS-200	Afl. Q. La Manada	2	Peren	MR_Cschist	9	34	1
Gramalote	14000611	O	2/28/06	508350	717935	837	SS-200	Afl. Q. La Manada	3	Peren	MR_Qtzite	11	31	1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	14000612	O	2/28/06	504540	718230	829	SS-200	Afl. Q. La Manada	2	Peren	MR_Qtzite	3	39	1
Gramalote	14000678	O	2/28/06	505803	717801	942	SS-200		2	Peren	MR_Mschist	5	53	2
Gramalote	14000679	O	2/28/06	506250	717705	1005	SS-200		3	Peren	MR_Mschist	2	43	0
Gramalote	14000540	O	2/28/06	503826	717957	836	SS-200	AFL N R NUS	2	Peren	IN_QDio	2	22	1
Gramalote	14000541	O	2/28/06	507761	715996	902	SS-200	AFL N R NUS	2	Peren	IN_Felsite	4	18	0
Gramalote	14000542	O	2/28/06	508181	714929	851	SS-200	AFL N R NUS	2	Peren	EX_And	7	22	0
Gramalote	14000501	O	2/28/06	508454	714804	1093	SS-200	AFL. Q. LA INMACULAD	1	Peren	IN_QDio	22	51	0
Gramalote	14000613	O	3/01/06	508425	714651	830	SS-200	Afl. Q. Palestina	2	Peren	IN_To	71	37	0
Gramalote	14000614	O	3/01/06	507823	715856	847	SS-200	Afl. Q. La Palestina	2	Peren	IN_To	77	41	0
Gramalote	14000616	O	3/01/06	507761	715996	1035	SS-200	Afl. Q. Linda	2	Peren	IN_Gab	3	42	1
Gramalote	14000617	O	3/01/06	508769	715738	1026	SS-200	Afl. Q. Linda	2	Peren	IN_Gab	3	40	0
Gramalote	14000615	O	3/01/06	507071	714518	848	SS-200	Afl. Q. La Palestina	2	Peren	IN_To	6	39	0
Gramalote	14000618	O	3/02/06	507441	714425	998	SS-200	Afl. Q. Guacas	2	Peren	IN_Di	787	24	1
Gramalote	14000619	O	3/02/06	507661	714785	971	SS-200	Afl. Q. Guacas	2	Peren	IN_To	333	17	0
Gramalote	14000620	O	3/02/06	507661	714785	979	SS-200	Afl. Q. Guacas	2	Peren	IN_To	23	16	0
Gramalote	14000621	O	3/02/06	508451	713692	976	SS-200	Afl. Q. Guacas	2	Peren	IN_To	117	45	1
Gramalote	14000518	O	3/02/06	506873	713306	1213	SS-200	Q.LA LUZ	3	Peren	IN_To	60	33	1
Gramalote	14000682	O	3/03/06	507024	713135	878	SS-200		2	Peren	IN_QDio	3	21	1
Gramalote	14000681	O	3/03/06	507024	713135	855	SS-200	QUEBRADA PIEDRAS	3	Peren	IN_QDio	4	24	1
Gramalote	14000622	O	3/03/06	508226	712959	862	SS-200	Afl. Q. Linda	1	Peren	EX_And	3	30	1
Gramalote	2021708	O	NR	504690	715080	0	SS-80+200					58	13	1
Gramalote	2021709	O	NR	505420	716743	0	SS-80+200					2	23	1
Gramalote	2056616	O	NR	505700	716815	919	SS-200					9	31	1
Gramalote	2020766	O	NR	503506	716110	0	SS-80+200					2470	8	5
Gramalote	2056614	O	NR	503325	716956	820	SS-200					8	45	0
Gramalote	2056615	O	NR	503674	717273	821	SS-200					29	43	0
Gramalote	2020779	O	NR	504839	717510	0	SS-80+200					4580	15	1
Gramalote	2020762	O	NR	505305	717411	0	SS-80+200					4540	10	1
Gramalote	2020780	O	NR	505824	715712	0	SS-80+200					4480	16	0
Gramalote	2056640	O	NR	503708	713872	830	SS-200					10	32	0
Gramalote	2016431	O	NR	504117	713857	830	SS-80+200	Q LA LINDA	1	Peren	IN_Gdr	8	20	0
Gramalote	2016432	O	NR	504138	713846	810	SS-200	Q CASABOMBA	1	Peren	EX_And	295	18	0
Gramalote	2020781	O	NR	504551	713030	0	SS-80+200					101	20	0
Gramalote	2021707	O	NR	503955	713350	0	SS-80+200					65	15	1
Gramalote	2020765	O	NR	504590	713151	0	SS-80+200					59	12	0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE TYPE	CREEK LOCATION	STREAM ORDER	STREAM TYPE	DOMINANT LITHOLOGY	AU50 PPB	CU PPM	Mo PPM
Gramalote	2016430	O	NR	503511	718438	830	SS-80+200	SIN NOMBRE	1	Peren	IN_Gdr	6	25	1
Gramalote	2020764	O	NR	504161	721191	0	SS-80+200					14	17	2
Gramalote	2056636	O	NR	504161	721191	835	SS-200					321	46	1
Gramalote	2056639	O	NR	504862	721508	830	SS-200					54	42	1
Gramalote	2056657	O	NR	505162	721060	0	SS-200					51	41	0
Gramalote	2020763	O	NR	504465	720195	0	SS-80+200					4880	28	1
Gramalote	2020761	O	NR	504465	720195	0	SS-80+200					161	24	0
Gramalote	2056637	O	NR	504374	720179	840	SS-200					154	36	1
Gramalote	2056638	O	NR	504312	720291	860	SS-200					26	58	1
Gramalote	2016429	O	NR	503175	722392	860	SS-80+200	Q LA PALESTINA	2	Peren	IN_Gdr	36	36	2
Gramalote	2056635	O	NR	502659	722167	845	SS-200					1205	59	3
Gramalote	2020760	O	NR	502076	719161	0	SS-80+200					4600	24	1
Gramalote	2056634	O	NR	503022	718231	830	SS-200					883	30	1
Gramalote	2056653	O	NR	502236	717510	835	SS-200					17	28	1
Gramalote	2056654	O	NR	502236	717510	823	SS-200					112	44	1
Gramalote	2056655	O	NR	502472	717378	843	SS-200					1	26	1
Gramalote	2056652	O	NR	502214	717965	835	SS-200					73	16	2
Gramalote	2056656	O	NR	502909	715931	842	SS-200					1	25	1
Gramalote	2056647	O	NR	502189	714491	851	SS-200					1	35	0
Gramalote	2056648	O	NR	502246	716130	849	SS-200					1175	44	0
Gramalote	2056644	O	NR	502985	717020	830	SS-200					1	39	1
Gramalote	2056645	O	NR	502650	718450	830	SS-200					1	39	1
Gramalote	2056646	O	NR	502986	714044	838	SS-200					195	59	0
Gramalote	2056649	O	NR	502670	714289	842	SS-200					47	50	1
Gramalote	2056651	O	NR	502196	713111	850	SS-200					14	37	1
Gramalote	2020770	O	NR	502210	713029	0	SS-80+200					1	26	1
Gramalote	2056643	O	NR	503175	722392	852	SS-200					1	56	1
Gramalote	2020769	O	NR	502659	722167	0	SS-80+200					3	33	2
Gramalote	2020782	O	NR	503269	722067	0	SS-80+200					335	14	3
Gramalote	2021710	O	NR	502666	721718	0	SS-80+200					5	25	2
Gramalote	2020768	O	NR	503174	721693	0	SS-80+200					7240	31	8
Gramalote	2020758	O	NR	503260	721020	0	SS-80+200					3960	60	5
Gramalote	2020759	O	NR	502872	713372	0	SS-80+200					1515	38	1

Appendix 1D

Gramalote Soil samples
SOCIEDAD KEDAHDA S.A., 2006-2007
Gramalote Diamond Drilling Results

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16005322	O	4/17/04	510600	719900	865	3	Compt	Forest	2	29	0.2
Gramalote	16005314	O	4/17/04	510397	719801	887	2.96	Compt	Grass	4	8	0.2
Gramalote	16005318	O	4/17/04	510400	719900	885	3	Compt	Grass	12	29	0.5
Gramalote	2023384	O	9/20/05	511006	719985	882				1	46	0.4
Gramalote	2023388	O	9/20/05	511006	719985	882				5	24	0.7
Gramalote	2023391	O	9/20/05	511006	719985	881				5	15	0.7
Gramalote	2023390	O	9/20/05	511006	719985	881				4	18	0.7
Gramalote	2023392	O	9/20/05	511006	719985	880	0			9	15	0.7
Gramalote	2023382	O	9/20/05	511006	719985	883	2			1	37	0.4
Gramalote	2023383	O	9/20/05	511006	719985	883				1	47	0.3
Gramalote	2023385	O	9/20/05	511006	719985	882				1	39	1.0
Gramalote	2023386	O	9/20/05	511006	719985	882				1	31	1.4
Gramalote	2023387	O	9/20/05	511006	719985	882	1			1	29	0.9
Gramalote	2023389	O	9/20/05	511006	719985	881				3	31	0.6
Gramalote	2023381	O	9/20/05	511006	719985	883				1	41	0.3
Gramalote	2023367	O	9/20/05	510986	719752	858		Compt	Grass	1	39	0.1
Gramalote	2023356	O	9/20/05	510986	719752	860		Compt	Grass	1	3	0.1
Gramalote	2023378	O	9/20/05	510986	719752	856				2	18	0.2
Gramalote	2023373	O	9/20/05	510986	719752	857				1	45	0.1
Gramalote	2023357	O	9/20/05	510986	719752	860		Compt	Grass	1	6	0.1
Gramalote	2023361	O	9/20/05	510986	719752	859		Compt	Grass	1	7	0.1
Gramalote	2023352	O	9/20/05	510986	719752	861		Compt	Grass	1	7	0.1
Gramalote	2023372	O	9/20/05	510986	719752	857				1	57	0.1
Gramalote	2023379	O	9/20/05	510986	719752	855				1	15	0.2
Gramalote	2023360	O	9/20/05	510986	719752	859	4	Compt	Grass	1	5	0.1
Gramalote	2023365	O	9/20/05	510986	719752	858	3	Compt	Grass	1	15	0.1
Gramalote	2023370	O	9/20/05	510986	719752	857	2			1	31	0.0
Gramalote	2023358	O	9/20/05	510986	719752	860		Compt	Grass	1	18	0.1
Gramalote	2023364	O	9/20/05	510986	719752	858		Compt	Grass	1	23	0.1
Gramalote	2023368	O	9/20/05	510986	719752	858				1	46	0.0
Gramalote	2023374	O	9/20/05	510986	719752	856				1	26	0.1
Gramalote	2023347	O	9/20/05	510986	719752	862		Compt	Grass	1	7	0.1
Gramalote	2023351	O	9/20/05	510986	719752	861		Compt	Grass	1	5	0.1
Gramalote	2023355	O	9/20/05	510986	719752	860	5	Compt	Grass	1	10	0.1
Gramalote	2023359	O	9/20/05	510986	719752	859		Compt	Grass	1	22	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	2023375	O	9/20/05	510986	719752	856	1			1	30	0.1
Gramalote	2023366	O	9/20/05	510986	719752	858		Compt	Grass	1	16	0.1
Gramalote	2023350	O	9/20/05	510986	719752	861		Compt	Grass	1	6	0.1
Gramalote	2023354	O	9/20/05	510986	719752	860		Compt	Grass	4	4	0.1
Gramalote	2023349	O	9/20/05	510986	719752	862		Compt	Grass	1	13	0.1
Gramalote	2023363	O	9/20/05	510986	719752	859		Compt	Grass	22	35	0.1
Gramalote	2023353	O	9/20/05	510986	719752	861		Compt	Grass	1	11	0.0
Gramalote	2023377	O	9/20/05	510986	719752	856				1	19	0.2
Gramalote	2023348	O	9/20/05	510986	719752	862		Compt	Grass	1	7	0.1
Gramalote	2023369	O	9/20/05	510986	719752	857				1	59	0.0
Gramalote	2023380	O	9/20/05	510986	719752	855	0			1	15	0.3
Gramalote	2023376	O	9/20/05	510986	719752	856				1	19	0.1
Gramalote	2023362	O	9/20/05	510986	719752	859		Compt	Grass	1	9	0.1
Gramalote	2023346	O	9/20/05	510986	719752	862	7	Compt	Grass	1	38	0.1
Gramalote	2023371	O	9/20/05	510986	719752	857				1	65	0.0
Gramalote	16005306	O	4/16/06	510749	719809	858	3	Compt	Forest	2	18	0.1
Gramalote	16000012	O	9/25/06	509402	719380	975	1	Friab	Grass	102	31	0.4
Gramalote	16000013	O	9/25/06	509402	719380	975	2	Friab	Grass	45	32	0.2
Gramalote	16000014	O	9/25/06	509402	719380	975	3	Friab	Grass	360	33	0.2
Gramalote	16000015	D	9/25/06	509402	719380	975	1	Friab	Grass	114	31	0.5
Gramalote	16003526	O	12/07/06	509854	719298	941	3	Friab	Forest	98	7	0.2
Gramalote	16003532	O	12/07/06	509608	719300	909	3	Friab	Grass	49	63	0.2
Gramalote	16003527	O	12/07/06	509802	719299	928	3	Friab	Grass	7	35	0.1
Gramalote	16003528	O	12/07/06	509750	719308	926	2.5	Friab	Grass	120	19	0.2
Gramalote	16003529	O	12/07/06	509699	719294	920	2.5	Friab	Grass	1	17	0.1
Gramalote	16003531	O	12/07/06	509651	719300	918	3	Friab	Forest	1	6	0.1
Gramalote	16003538	O	12/07/06	509349	719300	959	2.5	Friab	Grass	111	9	0.4
Gramalote	16003536	O	12/07/06	509397	719300	933	3	Friab	Grass	4	6	0.2
Gramalote	16003535	O	12/07/06	509447	719296	916	2.5	Friab	Barren	876	15	0.6
Gramalote	16003533	O	12/07/06	509551	719301	901	3	Friab	Grass	3	26	0.2
Gramalote	16003534	O	12/07/06	509502	719299	904	2	Friab	Barren	122	20	0.2
Gramalote	16003537	D	12/07/06	509397	719300	933	3	Friab	Grass	6	7	0.2
Gramalote	16003403	O	12/07/06	509428	719400	960	3	Friab	Forest	187	38	0.1
Gramalote	16003404	O	12/07/06	509400	719400	962	3	Compt	Trop	93	24	0.2
Gramalote	16003406	O	12/07/06	509350	719400	977	3	Friab	Trop	285	59	17.4

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16003407	O	12/07/06	509304	719399	969	3	Compt	Forest	26	24	1.0
Gramalote	16003408	O	12/07/06	509250	719400	978	3.1	Compt	Forest	53	11	0.9
Gramalote	16003409	O	12/07/06	509200	719400	978	3	Compt	Forest	112	13	0.1
Gramalote	16003410	O	12/07/06	509300	719200	1013	3	Friab	Forest	1	20	0.1
Gramalote	16003411	O	12/07/06	509200	719200	961	2.9	Friab	Grass	1	5	0.2
Gramalote	16003412	D	12/07/06	509200	719200	961	2.9	Friab	Grass	19	6	0.2
Gramalote	16003415	O	12/08/06	509400	719200	968	3	Friab	Grass	122	8	0.1
Gramalote	16003416	O	12/08/06	509450	719200	953	3	Friab	Grass	156	38	0.1
Gramalote	16003417	O	12/08/06	509300	719301	1001	3	Compt	Grass	1	11	0.1
Gramalote	16003418	O	12/08/06	509252	719305	983	3	Friab	Forest	1	8	0.1
Gramalote	16003419	O	12/08/06	509200	719303	957	3	Friab	Forest	5	6	0.1
Gramalote	16003414	O	12/08/06	509350	719200	979	3	Compt	Grass	8	10	0.2
Gramalote	16003413	O	12/08/06	509249	719196	986	3	Friab	Forest	2	13	0.0
Gramalote	16003433	O	1/10/07	510151	719308	926	3	Compt	Forest	2940	86	1.2
Gramalote	16003432	O	1/10/07	510048	719293	920	3	Friab	Grass	45	69	0.8
Gramalote	16003429	O	1/10/07	509878	719300	925	3	Compt	Trop	15	9	0.1
Gramalote	16003431	O	1/10/07	509997	719301	925	2	Friab	Trop	114	68	1.1
Gramalote	16003438	O	1/11/07	509644	719203	926	3	Compt	Forest	21	30	0.1
Gramalote	16003440	O	1/11/07	509752	719198	913	3	Friab	Forest	112	37	0.4
Gramalote	16003439	O	1/11/07	509692	719199	910	3	Friab	Forest	2	11	0.2
Gramalote	16003436	O	1/11/07	509598	719204	920	3	Compt	Grass	8	41	0.2
Gramalote	16003437	D	1/11/07	509598	719204	920	3	Compt	Grass	11	43	0.3
Gramalote	16003434	O	1/11/07	509511	719200	892	3	Friab	Grass	3	8	0.1
Gramalote	16003435	O	1/11/07	509557	719203	892	2.8	Friab	Grass	171	21	0.7
Gramalote	16003442	O	1/12/07	509999	719802	866	3	Compt	Grass	46	23	0.8
Gramalote	16003441	O	1/12/07	510049	719801	894	3	Compt	Grass	7	18	1.9
Gramalote	16003443	O	1/12/07	509949	719800	865	3	Friab	Grass	13	17	0.3
Gramalote	16003444	O	1/12/07	509903	719802	881	3	Compt	Grass	6	6	0.3
Gramalote	16003445	O	1/12/07	509852	719801	898	3	Compt	Grass	15	17	0.1
Gramalote	16003446	O	1/12/07	509799	719799	883	3	Compt	Forest	6	8	0.1
Gramalote	16003447	O	1/12/07	509752	719801	871	3	Compt	Grass	6	17	0.1
Gramalote	16003451	O	1/12/07	509647	719800	848	3	Compt	Grass	154	20	0.1
Gramalote	16003448	O	1/12/07	509685	719798	847	3	Compt	Grass	7	10	0.1
Gramalote	16003449	D	1/12/07	509685	719798	847	3	Compt	Grass	7	10	0.1
Gramalote	16003452	O	1/12/07	509599	719797	849	2	Friab	Grass	3	7	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16003453	O	1/12/07	509550	719800	851	2	Compt	Trop	397	45	0.2
Gramalote	16003454	O	1/12/07	509500	719800	854	2	Friab	Trop	506	7	0.2
Gramalote	16003466	O	1/13/07	509605	719701	877	3	Friab	Trop	31	17	0.1
Gramalote	16003458	O	1/13/07	509950	719700	906	3	Compt	Grass	106	11	1.3
Gramalote	16003456	O	1/13/07	510050	719700	872	3	Compt	Grass	104	25	0.4
Gramalote	16003457	O	1/13/07	510000	719701	871	3	Compt	Grass	167	9	0.3
Gramalote	16003460	O	1/13/07	509850	719701	908	3	Friab	Grass	11	17	0.1
Gramalote	16003459	O	1/13/07	509896	719699	914	3	Compt	Grass	19	18	0.3
Gramalote	16003461	O	1/13/07	509801	719702	871	3	Compt	Grass	32	19	0.2
Gramalote	16003462	D	1/13/07	509801	719702	871	3	Compt	Grass	73	17	0.2
Gramalote	16003465	O	1/13/07	509640	719700	868	3	Compt	Trop	424	19	0.3
Gramalote	16003463	O	1/13/07	509742	719698	857	2.5	Compt	Grass	415	29	0.3
Gramalote	16003464	O	1/13/07	509697	719700	862	3	Compt	Grass	20	6	0.1
Gramalote	16003467	O	1/15/07	509850	719602	889	3	Compt	Trop	8	11	0.1
Gramalote	16003468	O	1/15/07	509801	719598	895	3	Friab	Grass	119	49	0.1
Gramalote	16003469	O	1/15/07	509750	719599	885	3	Compt	Grass	337	42	0.3
Gramalote	16003470	O	1/15/07	509700	719600	907	2	Friab	Grass	61	43	0.1
Gramalote	16003474	D	1/15/07	509601	719599	0	2.5	Friab	Trop	5	12	0.2
Gramalote	16003473	O	1/15/07	509601	719599	920	2.5	Friab	Trop	14	13	0.2
Gramalote	16003471	O	1/15/07	509649	719602	918	3	Friab	Trop	15	24	0.1
Gramalote	16003472	O	1/15/07	509551	719599	920	2	Friab	Trop	332	31	0.1
Gramalote	16003476	O	1/15/07	509500	719601	893	2.5	Friab	Trop	27	15	0.5
Gramalote	16003477	O	1/15/07	509407	719599	859	3	Friab	Trop	10	9	0.4
Gramalote	16003478	O	1/15/07	509354	719600	888	2	Friab	Grass	77	45	0.9
Gramalote	16003488	O	1/16/07	510201	719405	891	3	Compt	Forest	29	6	0.1
Gramalote	16003485	O	1/16/07	510105	719398	869	3	Friab	Trop	426	2	0.1
Gramalote	16003486	O	1/16/07	510155	719400	876	3	Friab	Grass	67	14	0.3
Gramalote	16003487	D	1/16/07	510155	719400	876	3	Friab	Grass	157	17	0.6
Gramalote	16003489	O	1/16/07	510201	719300	918	3	Compt	Forest	137	10	2.2
Gramalote	16003490	O	1/16/07	510200	719200	891	3	Compt	Grass	2230	18	1.2
Gramalote	16003484	O	1/16/07	510050	719400	899	3	Compt	Forest	23	8	0.4
Gramalote	16003483	O	1/16/07	509998	719401	923	3	Friab	Trop	845	36	1.0
Gramalote	16003479	O	1/16/07	509851	719400	894	3	Friab	Forest	5	66	2.8
Gramalote	16003481	O	1/16/07	509903	719400	913	2	Friab	Trop	5	11	0.2
Gramalote	16003482	O	1/16/07	509951	719398	924	3	Compt	Trop	11	8	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16003493	O	1/17/07	510051	719598	860	1.7	Friab	Grass	15	20	0.9
Gramalote	16003497	O	1/17/07	510182	719500	855	3	Compt	Grass	114	17	0.3
Gramalote	16003498	O	1/17/07	510150	719501	858	3	Friab	Grass	1	16	0.2
Gramalote	16003560	O	1/17/07	509998	719499	886	3	Friab	Trop	15	34	0.7
Gramalote	16003494	O	1/17/07	510101	719600	866	3	Friab	Grass	9	29	0.1
Gramalote	16003495	O	1/17/07	510150	719600	863	3	Friab	Grass	4	13	0.1
Gramalote	16003496	O	1/17/07	510198	719600	849	3	Compt	Forest	399	32	0.7
Gramalote	16003499	D	1/17/07	510150	719501	858	3	Friab	Grass	1	19	0.2
Gramalote	16003558	O	1/17/07	510100	719502	884	3	Friab	Grass	16	4	0.2
Gramalote	16003559	O	1/17/07	510050	719500	885	3	Friab	NO	2	16	0.1
Gramalote	16003561	O	1/17/07	509894	719500	864	2.6	Friab	Grass	245	48	0.6
Gramalote	16003491	O	1/17/07	509900	719601	885	3	Friab	NO	4	11	0.0
Gramalote	16003492	O	1/17/07	509953	719599	867	3	Friab	Grass	145	20	0.4
Gramalote	16003562	O	1/17/07	509849	719500	869	1.6	Friab	Trop	106	37	0.3
Gramalote	16003571	O	1/18/07	509749	719503	923	3	Friab	Trop	73	9	0.1
Gramalote	16003568	O	1/18/07	509502	719499	935	1	Friab	NO	51	162	0.1
Gramalote	16003570	O	1/18/07	509609	719501	947	3	Friab	NO	4	13	0.1
Gramalote	16003567	D	1/18/07	509460	719514	923	3	Compt	Forest	243	164	3.3
Gramalote	16003566	O	1/18/07	509460	719514	923	3	Compt	Forest	375	156	2.6
Gramalote	16003569	O	1/18/07	509548	719502	952	1.5	Friab	NO	543	147	0.2
Gramalote	16003565	O	1/18/07	509409	719498	913	3	Friab	Forest	437	92	1.1
Gramalote	16003563	O	1/18/07	509259	719495	920	3	Compt	Trop	374	33	2.3
Gramalote	16003564	O	1/18/07	509300	719495	917	3	Compt	Forest	139	48	2.0
Gramalote	16003572	O	1/19/07	510100	719200	878	3	Friab	Cult	1	5	0.0
Gramalote	16003573	O	1/19/07	510152	719199	876	3	Compt	Cult	49	7	0.2
Gramalote	16003574	O	1/19/07	510045	719200	894	3	Compt	Bush	32	15	0.2
Gramalote	16003576	O	1/19/07	510005	719201	895	3	Friab	Bush	83	8	0.1
Gramalote	16003579	O	1/19/07	509898	719201	900	3	Friab	Bush	1050	43	0.1
Gramalote	16003577	D	1/19/07	510005	719201	895	3	Friab	Bush	143	8	0.1
Gramalote	16003578	O	1/19/07	509950	719198	886	3	Friab	Bush	31	23	0.3
Gramalote	16003581	O	1/19/07	509845	719203	899	3	Friab	Trop	7	6	0.1
Gramalote	16003582	O	1/19/07	509795	719198	919	3	Friab	Trop	2	1	0.2
Gramalote	16003589	O	1/20/07	510197	719801	860	3	Compt	Grass	22	15	0.8
Gramalote	16003586	O	1/20/07	510148	719801	871	3	Compt	Grass	20	19	0.2
Gramalote	16003587	D	1/20/07	510148	719801	871	3	Compt	Grass	18	18	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16003588	O	1/20/07	510098	719804	875	3	Compt	Grass	26	12	0.5
Gramalote	16003584	O	1/20/07	510154	719697	871	3	Friab	Forest	1	12	0.1
Gramalote	16003585	O	1/20/07	510199	719701	872	3	Compt	Grass	175	30	0.4
Gramalote	16003583	O	1/20/07	510100	719702	884	3	Friab	Forest	3	13	0.1
Gramalote	16004773	O	4/13/07	510360	719997	879	3	Compt	Grass	56	61	0.6
Gramalote	16004774	D	4/13/07	510360	719997	879	3	Compt	Grass	49	49	0.8
Gramalote	16004862	O	4/13/07	510194	719902	836	3	Compt	Grass	13	22	0.4
Gramalote	16004863	D	4/13/07	510194	719902	836	3	Compt	Grass	6	22	0.5
Gramalote	16004771	O	4/13/07	510251	720003	860	2.9	Compt	Grass	44	37	0.3
Gramalote	16004772	O	4/13/07	510300	720000	873	3	Compt	Grass	80	14	0.3
Gramalote	16004807	O	4/13/07	510182	720000	837	3	Friab	Bush	1	3	0.1
Gramalote	16004864	O	4/13/07	510250	719900	852	3	Compt	Grass	4	81	0.9
Gramalote	16004865	O	4/13/07	510301	719903	862	3	Compt	Grass	16	20	1.9
Gramalote	16004804	O	4/13/07	510014	720003	852	3	Friab	Grass	1	3	0.1
Gramalote	16004861	O	4/13/07	510142	719900	852	2.8	Compt	Grass	22	14	0.6
Gramalote	16004770	O	4/13/07	510155	720001	853	3	Compt	Grass	2	20	0.2
Gramalote	16004769	O	4/13/07	510052	720001	872	3	Compt	Grass	2	5	0.1
Gramalote	16004768	O	4/13/07	509951	720006	878	3.1	Compt	Grass	1	2	0.1
Gramalote	16004806	O	4/13/07	510100	720000	872	3	Friab	Grass	1	10	0.2
Gramalote	16004857	O	4/13/07	509943	719899	877	3	Compt	Grass	3	7	0.1
Gramalote	16004858	O	4/13/07	510001	719894	858	3	Friab	Grass	2	17	0.2
Gramalote	16004859	O	4/13/07	510048	719900	870	2.8	Friab	Grass	1	14	0.1
Gramalote	16004860	O	4/13/07	510100	719900	874	3	Compt	Grass	7	17	0.5
Gramalote	16004801	O	4/13/07	509773	720010	852	3	Friab	Grass	1	3	0.2
Gramalote	16004802	O	4/13/07	509825	719996	844	3	Friab	Grass	1	3	0.2
Gramalote	16004852	O	4/13/07	509757	719901	872	3	Compt	Grass	2	17	0.1
Gramalote	16004856	O	4/13/07	509900	719899	890	4	Compt	Grass	1	8	0.0
Gramalote	16004853	O	4/13/07	509794	719900	869	3	Compt	Grass	1	3	0.0
Gramalote	16004854	O	4/13/07	509850	719894	873	3	Compt	Grass	25	7	0.2
Gramalote	16004851	O	4/13/07	509701	719896	843	3	Compt	Grass	11	6	0.1
Gramalote	16004812	D	4/14/07	510801	719201	865	3	Compt	Grass	195	41	0.3
Gramalote	16004811	O	4/14/07	510801	719201	865	3	Compt	Grass	154	41	0.3
Gramalote	16005004	O	4/14/07	510600	719300	886				4	1	0.1
Gramalote	16004779	O	4/14/07	510659	719197	879	2.9	Compt	Cult	38	9	0.3
Gramalote	16004809	O	4/14/07	510600	719202	890	3	Compt	Step	1	8	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16004810	O	4/14/07	510700	719200	891	3	Compt	Cult	12	19	0.3
Gramalote	16005003	O	4/14/07	510557	719300	851	3	Compt	Trop	14	2	0.2
Gramalote	16004778	O	4/14/07	510563	719189	883	3	Compt	Grass	1	21	0.2
Gramalote	16004776	O	4/14/07	510265	719202	889	3	Compt	Trop	19	2	0.2
Gramalote	16005001	O	4/14/07	510304	719303	905	3	Compt	Trop	166	22	0.4
Gramalote	16005002	O	4/14/07	510400	719300	890	3	Compt	Trop	22	2	0.2
Gramalote	16004868	O	4/14/07	510450	719304	866	3	Friab	Trop	4	1	0.1
Gramalote	16004777	O	4/14/07	510349	719200	867	3	Compt	Grass	1	2	0.1
Gramalote	16004867	O	4/14/07	510352	719300	899	3	Compt	Trop	2	2	0.1
Gramalote	16004808	O	4/14/07	510301	719200	876	3	Compt	Grass	12	2	0.2
Gramalote	16004866	O	4/14/07	510250	719300	915	3	Compt	Trop	7	5	0.1
Gramalote	16004803	O	4/14/07	509903	719997	881	3	Compt	Grass	24	7	0.1
Gramalote	16004872	O	4/16/07	510804	719410	887	3.1	Compt	Grass	1	7	0.1
Gramalote	16004871	O	4/16/07	510799	719302	880	3	Compt	Trop	1	10	0.1
Gramalote	16004821	O	4/16/07	510825	719601	846	3	Compt	Grass	6	21	0.2
Gramalote	16005017	O	4/16/07	510745	719502	847	3	Compt	Grass	14	8	0.1
Gramalote	16005018	O	4/16/07	510799	719500	861	3	Compt	Grass	217	5	0.6
Gramalote	16005304	O	4/16/07	510795	719802	862	3	Compt	Cult	1	8	0.1
Gramalote	16004814	O	4/16/07	510401	719700	865	3	Compt	Grass	11	5	0.4
Gramalote	16005303	O	4/16/07	510553	719690	857	3	Compt	Grass	1	3	0.4
Gramalote	16005302	O	4/16/07	510351	719699	869	3	Compt	Grass	2	8	0.1
Gramalote	16004873	O	4/16/07	510750	719400	896	3	Compt	Grass	85	3	0.1
Gramalote	16004874	O	4/16/07	510703	719402	898	3	Compt	Trop	2	1	0.0
Gramalote	16004876	D	4/16/07	510703	719402	898	3	Compt	Trop	1	1	0.1
Gramalote	16004877	O	4/16/07	510649	719400	919	3	Compt	Grass	262	77	0.2
Gramalote	16004878	O	4/16/07	510598	719397	916	3	Compt	Cult	95	38	0.2
Gramalote	16004870	O	4/16/07	510705	719302	876	3	Compt	Grass	1	49	0.2
Gramalote	16004869	O	4/16/07	510660	719306	880	3	Compt	Grass	5	1	0.2
Gramalote	16004879	O	4/16/07	510548	719398	891	3	Friab	Cult	8	10	0.2
Gramalote	16005308	O	4/16/07	510648	719815	854	3	Compt	Grass	4	27	0.1
Gramalote	16005309	O	4/16/07	510600	719802	851				1	5	0.1
Gramalote	16005307	O	4/16/07	510675	719810	846	3	Compt	Cult	1	5	0.1
Gramalote	16005013	O	4/16/07	510550	719502	906	3	Compt	Trop	125	49	1.0
Gramalote	16004820	O	4/16/07	510676	719598	843	3	Compt	Grass	1	80	0.2
Gramalote	16005016	O	4/16/07	510700	719500	864	3	Compt	Grass	8	14	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16004819	O	4/16/07	510651	719600	860	3	Compt	Grass	7	15	0.4
Gramalote	16005014	O	4/16/07	510600	719500	906	3	Compt	Trop	12	72	0.1
Gramalote	16005015	O	4/16/07	510653	719500	853	2.5	Compt	Trop	19	62	0.2
Gramalote	16004817	O	4/16/07	510550	719600	877	3	Compt	Grass	1	26	0.3
Gramalote	16004818	O	4/16/07	510600	719600	888	3	Compt	Grass	19	39	2.9
Gramalote	16004816	O	4/16/07	510507	719598	865	3	Friab	Grass	3	21	0.1
Gramalote	16005010	O	4/16/07	510450	719500	862	3	Compt	Cult	13	26	0.5
Gramalote	16005008	O	4/16/07	510350	719500	870	3	Compt	Grass	9	18	0.7
Gramalote	16005009	O	4/16/07	510400	719500	860	3	Compt	Grass	2	4	0.3
Gramalote	16005011	O	4/16/07	510500	719500	878	3	Compt	Trop	59	24	0.2
Gramalote	16005012	D	4/16/07	510500	719500	878	3	Compt	Trop	115	28	0.2
Gramalote	16004882	O	4/16/07	510439	719396	859	3	Compt	Trop	9	9	0.1
Gramalote	16004883	O	4/16/07	510398	719398	874	3	Compt	Trop	75	19	0.2
Gramalote	16004884	O	4/16/07	510345	719396	877	3	Friab	Trop	15	43	0.4
Gramalote	16004881	O	4/16/07	510498	719402	882	2.8	Friab	Cult	38	37	0.2
Gramalote	16004885	O	4/16/07	510300	719400	920	3	Compt	Trop	48	15	1.0
Gramalote	16004782	O	4/16/07	510244	719610	866	3	Compt	Trop	8	41	0.3
Gramalote	16005006	O	4/16/07	510250	719500	854	3	Compt	Grass	37	25	2.9
Gramalote	16005007	O	4/16/07	510300	719500	886	3	Compt	Grass	4	15	0.1
Gramalote	16004815	O	4/16/07	510310	719593	854	3	Compt	Grass	1	3	0.1
Gramalote	16004886	O	4/16/07	510247	719404	906	3	Compt	Trop	2	14	0.1
Gramalote	16004813	O	4/16/07	510301	719700	867	3	Compt	Grass	1	17	1.4
Gramalote	16005301	O	4/16/07	510247	719698	870	3	Compt	Grass	5	29	0.1
Gramalote	16004789	O	4/17/07	511250	719200	860	3	Compt	Cult	2	18	0.3
Gramalote	16004790	O	4/17/07	511411	719199	858	3	Friab	Cult	12	13	0.7
Gramalote	16004791	O	4/17/07	511454	719199	876	3	Friab	Cult	1	26	0.2
Gramalote	16004792	O	4/17/07	511507	719201	864	3	Compt	Cult	1	28	0.2
Gramalote	16004786	O	4/17/07	511048	719200	872	2.9	Friab	Cult	1	4	0.2
Gramalote	16004785	O	4/17/07	511001	719200	877	3	Friab	Cult	2	12	0.3
Gramalote	16004787	O	4/17/07	511102	719208	871	3	Compt	Cult	2	100	1.3
Gramalote	16004788	O	4/17/07	511148	719200	864	3.2	Friab	Cult	1	31	0.3
Gramalote	16004783	O	4/17/07	510902	719199	909	3.5	Friab	Grass	1	23	0.2
Gramalote	16004784	O	4/17/07	510954	719201	886	2.9	Friab	Cult	1	16	0.4
Gramalote	16005312	D	4/17/07	510500	719802	881	3	Compt	Grass	4	4	0.1
Gramalote	16005310	O	4/17/07	510549	719801	872	3	Compt	Grass	1	33	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16005311	O	4/17/07	510500	719802	881	3	Compt	Grass	5	3	0.1
Gramalote	16005320	O	4/17/07	510502	719900	880	3	Compt	Forest	1	22	0.4
Gramalote	16005321	O	4/17/07	510553	719900	864	3	Compt	Forest	1	72	0.3
Gramalote	16005313	O	4/17/07	510450	719801	886	3	Compt	Grass	7	5	0.1
Gramalote	16005319	O	4/17/07	510448	719899	857	3	Compt	Forest	39	20	0.5
Gramalote	16005315	O	4/17/07	510352	719801	880	3	Compt	Grass	1	5	0.0
Gramalote	16005316	O	4/17/07	510240	719801	847	3	Compt	Grass	4	16	0.1
Gramalote	16005317	O	4/17/07	510351	719900	885	3	Compt	Grass	43	49	2.3
Gramalote	16005334	O	4/18/07	511253	719902	875	3	Friab	Grass	10	59	1.1
Gramalote	16005335	O	4/18/07	511352	719897	874	3.12	Friab	Grass	1	59	0.5
Gramalote	16005333	O	4/18/07	511198	719897	908	3.14	Compt	Grass	1	7	0.9
Gramalote	16005332	O	4/18/07	511152	719899	908	3	Compt	Grass	1	7	0.6
Gramalote	16005328	O	4/18/07	511001	719901	867	3	Compt	Grass	1	26	0.4
Gramalote	16005329	O	4/18/07	511058	719894	891				1	43	0.2
Gramalote	16005331	O	4/18/07	511100	719901	900	3	Compt	Grass	1	10	43.1
Gramalote	16004798	O	4/18/07	511095	719299	872	3	Friab	Cult	1	34	0.3
Gramalote	16005102	O	4/18/07	511198	719303	876	3.3	Friab	Cult	24	25	0.2
Gramalote	16004797	O	4/18/07	511049	719300	903	3	Friab	Cult	1	38	0.2
Gramalote	16004796	O	4/18/07	511016	719299	910	3	Friab	Cult	1	37	0.2
Gramalote	16004799	D	4/18/07	511095	719299	872	3	Friab	Cult	11	33	0.3
Gramalote	16005101	O	4/18/07	511150	719299	884	3	Friab	Cult	1	40	0.2
Gramalote	16004794	O	4/18/07	510907	719298	896	3	Friab	Forest	1	23	0.2
Gramalote	16004795	O	4/18/07	510947	719298	908	3.1	Friab	Forest	1	34	0.3
Gramalote	16004793	O	4/18/07	510855	719301	879	3	Friab	Forest	1	22	0.2
Gramalote	16005327	O	4/18/07	510773	719887	860	3	Compt	Grass	1	45	0.1
Gramalote	16005326	O	4/18/07	510697	719899	865	3	Compt	Grass	1	57	0.1
Gramalote	16005323	O	4/18/07	510651	719901	876	3	Compt	Grass	2	36	0.1
Gramalote	16005324	D	4/18/07	510651	719901	876	3	Compt	Grass	1	36	0.1
Gramalote	16005344	O	4/19/07	511949	719816	860	3	Compt	Forest	1	36	0.4
Gramalote	16005342	O	4/19/07	511851	719896	885	3	Compt	Grass	6	17	0.2
Gramalote	16005343	O	4/19/07	511950	719863	870	3	Compt	Grass	2	15	0.1
Gramalote	16005345	O	4/19/07	511901	719806	864	3	Compt	Cult	4	65	0.2
Gramalote	16005346	O	4/19/07	511847	719809	864	3	Compt	Forest	2	28	1.0
Gramalote	16005109	O	4/19/07	511919	719198	881	3	Compt	Cult	7	31	1.1
Gramalote	16005111	O	4/19/07	512003	719200	906	2.9	Friab	Cult	1	21	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16005110	O	4/19/07	511950	719197	904	3	Friab	Cult	3	36	0.3
Gramalote	16005106	O	4/19/07	511650	719201	874	3.4	Compt	Cult	1	15	0.1
Gramalote	16005103	O	4/19/07	511549	719204	879	3.1	Friab	Cult	1	28	0.1
Gramalote	16005104	O	4/19/07	511600	719201	877	3	Friab	Cult	1	35	0.5
Gramalote	16005107	O	4/19/07	511698	719207	865	3	Compt	Cult	1	37	0.2
Gramalote	16005108	O	4/19/07	511752	719200	852	3	Friab	Cult	4	35	0.2
Gramalote	16005341	O	4/19/07	511800	719900	879	3	Compt	Grass	2	31	0.4
Gramalote	16005347	O	4/19/07	511799	719801	864	3	Compt	Grass	2	36	0.2
Gramalote	16005340	O	4/19/07	511752	719898	883	3	Compt	Grass	1	34	0.8
Gramalote	16005339	O	4/19/07	511705	719889	879	3	Compt	Grass	259	74	0.6
Gramalote	16005338	O	4/19/07	511497	719916	861	3	Compt	Grass	1	27	0.2
Gramalote	16005336	O	4/19/07	511398	719899	875	3	Compt	Grass	1	79	0.7
Gramalote	16005337	D	4/19/07	511398	719899	875	3	Compt	Grass	1	75	0.6
Gramalote	16005126	O	4/20/07	511998	719298	902	2.9	Compt	Cult	1	60	0.1
Gramalote	16005120	O	4/20/07	511850	719304	868	3	Compt	Cult	95	26	1.2
Gramalote	16005121	O	4/20/07	511900	719303	878	2.9	Compt	Cult	6	32	0.3
Gramalote	16005122	O	4/20/07	511949	719304	883	3	Compt	Cult	48	22	1.1
Gramalote	16005115	O	4/20/07	511553	719302	874	3	Compt	Cult	3	36	0.3
Gramalote	16005118	O	4/20/07	511702	719300	881	3	Compt	Forest	112	56	0.3
Gramalote	16005116	O	4/20/07	511602	719302	884	3.1	Compt	Cult	1	29	0.3
Gramalote	16005117	O	4/20/07	511652	719299	882	3.1	Compt	Cult	1	20	0.2
Gramalote	16005119	O	4/20/07	511755	719302	871	3.1	Compt	Trop	14	24	0.7
Gramalote	16005349	D	4/20/07	511753	719805	867	3	Compt	Grass	1	40	0.2
Gramalote	16005348	O	4/20/07	511753	719805	867	3	Compt	Grass	1	29	0.1
Gramalote	16005352	O	4/20/07	511645	719810	885	3	Compt	Cult	1	64	0.4
Gramalote	16005353	O	4/20/07	511596	719799	896	3	Compt	Cult	245	53	1.4
Gramalote	16005354	O	4/20/07	511545	719799	899	3.15	Compt	Cult	14	39	0.6
Gramalote	16005356	O	4/20/07	511494	719805	888	3	Compt	Cult	2	71	0.4
Gramalote	16005112	O	4/20/07	511254	719301	873	3	Compt	Cult	5	41	0.3
Gramalote	16005113	O	4/20/07	511299	719297	865	3	Friab	Cult	1	31	0.2
Gramalote	16005114	O	4/20/07	511347	719296	861	3	Compt	Cult	1	29	0.2
Gramalote	16005359	O	4/20/07	511349	719800	877	3.5	Compt	Grass	13	36	0.5
Gramalote	16005357	O	4/20/07	511445	719792	869	3	Compt	Cult	21	40	0.8
Gramalote	16005358	O	4/20/07	511399	719800	871	3	Compt	Grass	274	48	14.9
Gramalote	16005360	O	4/20/07	511264	719805	883	3.1	Compt	Grass	2	58	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16005363	O	4/20/07	511151	719802	872	3.1	Compt	Grass	76	16	0.2
Gramalote	16005361	O	4/20/07	511208	719802	891	3	Compt	Grass	17	20	0.3
Gramalote	16005362	D	4/20/07	511208	719802	891	3	Compt	Grass	25	20	0.2
Gramalote	16005351	O	4/20/07	510702	719801	870	3	Compt	Cult	5	21	0.8
Gramalote	16005374	D	4/21/07	511396	719693	916	3	Compt	Grass	35	40	0.7
Gramalote	16005372	O	4/21/07	511352	719701	911	3	Compt	Grass	2	34	0.2
Gramalote	16005373	O	4/21/07	511396	719693	916	3	Compt	Grass	27	47	0.8
Gramalote	16005370	O	4/21/07	511203	719700	885	3	Compt	Grass	6	35	0.2
Gramalote	16005371.	O	4/21/07	511248	719687	881	3	Compt	Grass	1	40	0.3
Gramalote	16005364	O	4/21/07	511051	719798	864	3.04	Compt	Grass	63	31	0.5
Gramalote	16005369	O	4/21/07	511151	719701	886	3	Friab	Grass	4	23	0.4
Gramalote	16005368	O	4/21/07	511104	719708	846	3.2	Compt	Grass	12	22	0.1
Gramalote	16005367	O	4/21/07	511068	719695	850	3	Compt	Grass	1	7	0.1
Gramalote	16005134	O	4/21/07	511196	719405	868	3	Friab	Trop	6	51	0.3
Gramalote	16005131	O	4/21/07	511047	719401	891	3	Friab	Forest	6	42	0.6
Gramalote	16005132	O	4/21/07	511096	719403	899	2.9	Friab	Forest	1	145	0.6
Gramalote	16005133	O	4/21/07	511150	719397	889	3	Friab	Trop	8	10	0.2
Gramalote	16005127	O	4/21/07	510908	719402	861	3	Friab	Grass	1	32	0.3
Gramalote	16005128	O	4/21/07	510951	719410	861	3.1	Friab	Grass	1	13	0.2
Gramalote	16005129	O	4/21/07	511000	719401	871	3.1	Friab	Trop	1	24	0.3
Gramalote	16005124	D	4/21/07	510853	719412	858	2.9	Compt	Grass	1	1	0.2
Gramalote	16005123	O	4/21/07	510853	719412	858	2.9	Compt	Grass	1	1	0.2
Gramalote	16005365	O	4/21/07	510852	719809	851	3	Compt	Grass	1	18	0.1
Gramalote	16005366	O	4/21/07	511001	719733	859	3	Compt	Grass	3	12	0.1
Gramalote	16005385	O	4/23/07	511848	719692	881	3.05	Compt	Grass	3	15	0.2
Gramalote	16005387	D	4/23/07	511900	719676	875	3	Compt	Forest	7	12	0.8
Gramalote	16005388	O	4/23/07	512001	719703	891	3	Compt	Cult	3	7	0.4
Gramalote	16005386	O	4/23/07	511900	719676	875	3	Compt	Forest	6	13	0.8
Gramalote	16005147	O	4/23/07	511900	719399	862	3	Friab	Cult	1	33	0.6
Gramalote	16005148	O	4/23/07	511959	719402	860	3.2	Compt	Cult	13	28	0.4
Gramalote	16005149	D	4/23/07	511959	719402	860	3.2	Compt	Cult	2	28	0.3
Gramalote	16005145	O	4/23/07	511799	719398	854	2.9	Compt	Cult	1	18	0.2
Gramalote	16005146	O	4/23/07	511851	719400	882	3.05	Compt	Cult	1	15	0.2
Gramalote	16005151	O	4/23/07	511999	719397	862	2.7	Compt	Cult	108	32	0.4
Gramalote	16005144	O	4/23/07	511762	719398	854	2.75	Friab	Cult	1	46	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16005141	O	4/23/07	511602	719397	862	3	Friab	Cult	1	38	0.2
Gramalote	16005142	O	4/23/07	511650	719400	869	3.1	Friab	Forest	1	38	0.2
Gramalote	16005143	O	4/23/07	511701	719398	871	3.05	Compt	Trop	2	36	0.1
Gramalote	16005384	O	4/23/07	511794	719697	873	3	Compt	Cult	1	36	0.1
Gramalote	16005381	O	4/23/07	511651	719698	896	3.1	Compt	Grass	1	29	0.1
Gramalote	16005382	O	4/23/07	511701	719702	875	3	Compt	Cult	1	38	0.1
Gramalote	16005377	O	4/23/07	511501	719702	890	3	Compt	Grass	1	50	0.2
Gramalote	16005378	O	4/23/07	511554	719711	895	3	Compt	Grass	3	65	0.8
Gramalote	16005379	O	4/23/07	511603	719714	896	2.98	Compt	Cult	1	91	0.8
Gramalote	16005383	O	4/23/07	511754	719705	860	3.05	Compt	Grass	1	25	0.1
Gramalote	16005136	O	4/23/07	511300	719398	893	3.1	Compt	Cult	1	19	0.1
Gramalote	16005138	O	4/23/07	511404	719398	895	3.15	Compt	Cult	1	15	0.2
Gramalote	16005140	O	4/23/07	511500	719400	871	3.15	Compt	Cult	2	19	0.3
Gramalote	16005135	O	4/23/07	511255	719398	878	3	Friab	Cult	1	10	0.0
Gramalote	16005139	O	4/23/07	511450	719400	885	3.1	Compt	Grass	1	14	0.2
Gramalote	16005137	O	4/23/07	511349	719402	882	3	Compt	Cult	5	27	0.3
Gramalote	16005376	O	4/23/07	511452	719692	908	3.1	Compt	Grass	1	42	0.2
Gramalote	16005166	O	4/24/07	511500	719599	874	3	Compt	Cult	2	51	0.4
Gramalote	16005160	O	4/24/07	511202	719599	913	3	Friab	Grass	3	27	0.3
Gramalote	16005163	O	4/24/07	511351	719599	897	3	Friab	Cult	1	21	0.3
Gramalote	16005162	O	4/24/07	511301	719597	911	3.1	Friab	Cult	1	19	0.3
Gramalote	16005161	O	4/24/07	511250	719599	921	3.1	Compt	Grass	4	27	0.2
Gramalote	16005164	O	4/24/07	511401	719599	891	3	Compt	Cult	2	60	0.6
Gramalote	16005165	O	4/24/07	511451	719599	871	3.1	Friab	Cult	2	23	0.2
Gramalote	16005157	O	4/24/07	511062	719599	844	3	Compt	Grass	1	13	0.2
Gramalote	16005158	O	4/24/07	511101	719599	867	3	Friab	Grass	6	27	0.4
Gramalote	16005159	O	4/24/07	511150	719599	899	3.15	Compt	Grass	1	27	0.3
Gramalote	16005152	O	4/24/07	510900	719599	874	3.1	Compt	Grass	74	18	0.3
Gramalote	16005156	O	4/24/07	511001	719601	854	3.1	Compt	Grass	8	1	0.1
Gramalote	16005154	O	4/24/07	510949	719599	880	3.1	Compt	Grass	77	13	0.4
Gramalote	16005153	O	4/24/07	510850	719599	854	3.1	Compt	Grass	39	16	0.2
Gramalote	16005244	O	4/25/07	511200	719502	902	3	Compt	Cult	1	16	0.2
Gramalote	16005247	O	4/25/07	511400	719500	869	3	Compt	Cult	1	29	0.1
Gramalote	16005245	O	4/25/07	511252	719500	896	3	Compt	Cult	1	12	0.0
Gramalote	16005246	O	4/25/07	511300	719500	869	3	Friab	Cult	1	21	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16005241	O	4/25/07	511050	719500	897	3	Compt	Cult	1	32	0.2
Gramalote	16005242	O	4/25/07	511100	719500	899	3	Compt	Grass	1	54	0.2
Gramalote	16005243	O	4/25/07	511150	719497	914	3	Friab	Trop	1	28	0.1
Gramalote	16005238	O	4/25/07	510900	719500	878	3	Compt	Grass	8	4	0.1
Gramalote	16005239	O	4/25/07	510950	719500	882	3	Compt	Grass	1	21	0.2
Gramalote	16005240	O	4/25/07	511000	719500	883	3	Compt	Grass	66	22	0.2
Gramalote	16005237	O	4/25/07	510850	719500	887	3	Compt	Grass	121	2	0.1
Gramalote	16004767	O	4/25/07	509858	720001	857	3.1	Compt	Forest	1	5	0.1
Gramalote	16005258	O	4/26/07	511950	719600	859	3	Compt	Cult	4	6	0.1
Gramalote	16005259	O	4/26/07	511892	719600	850	3	Compt	Cult	1	6	0.1
Gramalote	16005257	O	4/26/07	512000	719500	889	3	Compt	Cult	1	21	0.1
Gramalote	16005254	O	4/26/07	511900	719507	862	3	Compt	Cult	1	27	0.3
Gramalote	16005256	O	4/26/07	511950	719500	881	3	Compt	Cult	1	18	0.2
Gramalote	16005251	O	4/26/07	511650	719505	874	3	Compt	Trop	205	80	0.7
Gramalote	16005252	O	4/26/07	511701	719500	864	3	Compt	Trop	51	15	0.8
Gramalote	16005253	O	4/26/07	511750	719501	862	3	Compt	Cult	2	23	0.2
Gramalote	16005248	O	4/26/07	511450	719500	875	3	Compt	Cult	1	19	0.3
Gramalote	16005249	D	4/26/07	511450	719500	875	3	Compt	Cult	1	18	0.2
Gramalote	16005260	O	4/27/07	512000	719600	892	3	Compt	Cult	1	11	0.3
Gramalote	16005261	O	4/27/07	511850	719600	888	3	Compt	Cult	1	34	0.1
Gramalote	16005262	O	4/27/07	511800	719600	883	3	Compt	Cult	1	23	0.2
Gramalote	16005264	O	4/27/07	511700	719600	904	3	Compt	Trop	1	10	0.1
Gramalote	16005263	O	4/27/07	511750	719600	896	3	Compt	Trop	1	4	0.1
Gramalote	16005265	O	4/27/07	511600	719600	868	3	Compt	Trop	1	21	0.1
Gramalote	16006939	O	6/25/07	509647	719100	918	3	Friab	Trop	136	92	0.2
Gramalote	16006942	O	6/25/07	509798	719102	912	3	Compt	Trop	69	9	0.1
Gramalote	16006940	O	6/25/07	509703	719086	881	3.15	Friab	Trop	2	3	0.1
Gramalote	16006941	O	6/25/07	509743	719101	882	3	Friab	Trop	527	90	0.3
Gramalote	16006937	O	6/25/07	509508	719091	937	3.1	Friab	Trop	43	9	0.1
Gramalote	16006938	O	6/25/07	509555	719103	964	3.1	Compt	Grass	184	3	0.1
Gramalote	16006935	O	6/25/07	509403	719103	988	3.4	Friab	Trop	3	6	0.0
Gramalote	16006936	O	6/25/07	509444	719099	975	3	Friab	Trop	1	23	0.1
Gramalote	16006934	O	6/25/07	509354	719102	1002	3	Compt	Forest	18	41	0.1
Gramalote	16006928	O	6/25/07	509105	719096	963	3.1	Compt	Grass	21	5	0.1
Gramalote	16006932	O	6/25/07	509250	719100	955	3	Friab	Forest	1	6	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16006933	O	6/25/07	509296	719097	951	3	Friab	Forest	1	6	0.0
Gramalote	16006931	O	6/25/07	509201	719108	954	3	Compt	Forest	69	7	0.1
Gramalote	16006929	O	6/25/07	509150	719103	968	3.1	Compt	Trop	7	5	0.2
Gramalote	16006958	O	6/26/07	510897	719100	933	3.3	Compt	Cult	1	8	0.0
Gramalote	16006956	O	6/26/07	510801	719096	898	3	Compt	Cult	7	32	0.1
Gramalote	16006957	O	6/26/07	510850	719100	930	3.3	Friab	Cult	1	35	0.1
Gramalote	16006952	O	6/26/07	510596	719107	881	3	Compt	Cult	3	61	0.8
Gramalote	16006953	O	6/26/07	510690	719086	868	3	Friab	Cult	1	26	0.1
Gramalote	16006954	O	6/26/07	510757	719104	892	3	Friab	Cult	2	57	0.4
Gramalote	16006948	O	6/26/07	510493	719103	874	3.4	Friab	Cult	2	48	0.3
Gramalote	16006949	D	6/26/07	510493	719103	874	3.4	Friab	Cult	1	47	0.2
Gramalote	16006951	O	6/26/07	510554	719102	870	3.1	Friab	Cult	3	62	0.2
Gramalote	16006947	O	6/26/07	510096	719100	881	3.12	Compt	Trop	3	12	0.1
Gramalote	16006946	O	6/26/07	510058	719099	879	3.1	Compt	Trop	4	9	0.3
Gramalote	16006945	O	6/26/07	509903	719096	892	3	Compt	Cult	5	2	0.1
Gramalote	16006944	O	6/26/07	509953	719103	885	3	Compt	Cult	173	5	0.7
Gramalote	16006943	O	6/26/07	509847	719100	906	3	Friab	Cult	1	1	0.1
Gramalote	16006972	O	6/27/07	511806	719102	907	3	Friab	Cult	1	37	0.2
Gramalote	16006969	O	6/27/07	511658	719099	878	3	Friab	Cult	1	38	0.2
Gramalote	16006970	O	6/27/07	511708	719100	846	3	Friab	Cult	1	53	0.7
Gramalote	16006971	O	6/27/07	511748	719106	886	3	Compt	Cult	8	29	0.3
Gramalote	16006966	O	6/27/07	511507	719098	915	3	Friab	Trop	1	27	0.3
Gramalote	16006967	O	6/27/07	511549	719094	902	3	Friab	Trop	1	32	0.4
Gramalote	16006968	O	6/27/07	511597	719100	878	3	Friab	Cult	1	41	0.2
Gramalote	16006964	O	6/27/07	511350	719102	864	3	Friab	Cult	32	40	0.3
Gramalote	16006965	O	6/27/07	511402	719099	868	3	Friab	Cult	1	31	0.2
Gramalote	16006962	O	6/27/07	511248	719101	862	3	Friab	Cult	1	25	0.2
Gramalote	16006963	O	6/27/07	511297	719106	881	3.3	Friab	Cult	1	39	0.2
Gramalote	16006959	O	6/27/07	510952	719099	908	3	Friab	Cult	1	18	0.1
Gramalote	16006960	O	6/27/07	510998	719104	909	3	Friab	Cult	1	67	0.1
Gramalote	16006961	O	6/27/07	511051	719100	884	3	Friab	Cult	52	4	0.2
Gramalote	16006977	O	6/28/07	511957	719103	913	3	Friab	Cult	1	66	0.2
Gramalote	16006973	O	6/28/07	511848	719096	902	3	Friab	Cult	1	97	0.3
Gramalote	16006974	D	6/28/07	511848	719096	902	3	Friab	Cult	1	70	0.4
Gramalote	16006976	O	6/28/07	511900	719099	915	3	Friab	Cult	1	42	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Gramalote	16006978	O	6/28/07	512002	719100	928	3	Friab	Cult	1	44	0.1
Gramalote	16004781	O	7/14/07	510746	719200	881	3	Compt	Grass	1	15	0.2
La Concha	16004727	O	2/27/07	508606	719300	1000	3	Friab	Forest	1	8	0.0
La Concha	16004721	O	2/27/07	508745	719301	1022	3.1	Compt	Forest	31	3	0.0
La Concha	16004723	O	2/27/07	508705	719294	1009	3.1	Friab	Forest	1	2	0.0
La Concha	16004728	O	2/27/07	508551	719303	1019	3	Compt	Forest	5	4	0.1
La Concha	16004729	O	2/27/07	508498	719302	1023	3	Compt	Forest	33	4	0.2
La Concha	16004731	O	2/27/07	508447	719301	1010	3	Friab	Forest	1	8	0.0
La Concha	16004740	O	2/27/07	508003	719308	951	2.7	Friab	Forest	1	8	0.1
La Concha	16004739	O	2/27/07	508104	719304	967	2.5	Friab	Forest	1	12	0.3
La Concha	16004734	O	2/27/07	508387	719301	997	1.5	Friab	Forest	393	74	0.7
La Concha	16004735	O	2/27/07	508305	719303	983	2.7	Friab	Forest	10	14	0.1
La Concha	16004736	O	2/27/07	508251	719304	976	2.9	Friab	Forest	4200	14	0.5
La Concha	16004737	O	2/27/07	508197	719296	993	2.95	Friab	Forest	3	1	0.1
La Concha	16004724	D	2/27/07	508705	719294	1009	3.1	Friab	Forest	1	2	0.0
La Concha	16004726	O	2/27/07	508652	719300	977	3	Friab	Forest	1	1	0.1
La Concha	16004738	O	2/27/07	508149	719300	980	1.5	Friab	Forest	13	11	0.4
La Concha	16004747	O	2/28/07	508903	719500	942	3	Compt	Forest	98	38	0.3
La Concha	16004744	O	2/28/07	509048	719503	959	2.9	Compt	Grass	202	84	0.1
La Concha	16004745	O	2/28/07	508998	719500	959	3.1	Compt	Grass	2050	31	0.1
La Concha	16004746	O	2/28/07	508950	719501	959	2.7	Friab	Forest	234	26	0.2
La Concha	16004741	O	2/28/07	508806	719298	986	2.7	Friab	Forest	1	3	0.0
La Concha	16004742	O	2/28/07	508848	719297	985	3.1	Friab	Forest	4	9	0.1
La Concha	16004743	O	2/28/07	508897	719297	957	2.6	Friab	Forest	7	18	0.1
La Concha	16004756	O	2/28/07	508554	719502	905	1.5	Compt	Forest	287	23	0.2
La Concha	16004748	O	2/28/07	508749	719504	927	3.16	Friab	Grass	127	17	0.1
La Concha	16004749	D	2/28/07	508749	719504	927	3.16	Friab	Grass	6	10	0.1
La Concha	16004753	O	2/28/07	508654	719500	908	2.9	Friab	Grass	2	12	0.1
La Concha	16004754	O	2/28/07	508605	719506	904	1.5	Friab	Forest	18	26	0.4
La Concha	16004757	O	2/28/07	508504	719496	917	3.1	Friab	Trop	7	6	0.0
La Concha	16004751	O	2/28/07	508800	719499	929	3.05	Compt	Grass	23	19	0.1
La Concha	16004752	O	2/28/07	508702	719495	921	3.1	Compt	Grass	45	11	0.1
La Concha	16004764	O	3/01/07	508101	719501	912	3.1	Compt	Grass	5	7	0.1
La Concha	16004758	O	3/01/07	508451	719494	909	2.92	Friab	Forest	1	6	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16004759	O	3/01/07	508407	719489	889	2.8	Friab	Forest	174	20	0.8
La Concha	16004760	O	3/01/07	508347	719501	893	2.9	Compt	Grass	129	8	0.3
La Concha	16004763	O	3/01/07	508200	719498	904	3	Compt	Forest	1	9	0.1
La Concha	16004765	O	3/01/07	508056	719497	901	3	Compt	Forest	132	7	0.1
La Concha	16004766	O	3/01/07	507999	719499	901	3.1	Compt	Trop	2	4	0.0
La Concha	16004761	O	3/01/07	508296	719501	931	2.96	Compt	Forest	8	10	0.2
La Concha	16004762	O	3/01/07	508247	719502	909	2.95	Friab	Forest	1	22	0.2
La Concha	16005020	O	4/17/07	509550	720105	858	3	Compt	Grass	1	5	0.1
La Concha	16005019	O	4/17/07	509600	720100	870	3	Compt	Grass	2	3	0.2
La Concha	16005022	O	4/17/07	509450	720103	865	3	Compt	Grass	11	5	0.0
La Concha	16005023	D	4/17/07	509450	720103	865	3	Compt	Grass	1	5	0.0
La Concha	16005028	O	4/17/07	509251	720100	854	3	Compt	Bush	61	17	0.2
La Concha	16005021	O	4/17/07	509500	720101	852	3	Friab	Grass	30	8	0.1
La Concha	16005024	O	4/17/07	509400	720100	889	3.1	Compt	Barren	4	7	0.1
La Concha	16005026	O	4/17/07	509350	720100	882	3	Compt	Grass	332	7	0.2
La Concha	16005027	O	4/17/07	509300	720102	875	3	Compt	Grass	161	5	0.1
La Concha	16005033	O	4/17/07	509050	720105	843	3	Compt	Grass	1	5	0.1
La Concha	16005029	O	4/17/07	509200	720100	871	3	Compt	Grass	4	4	0.1
La Concha	16005031	O	4/17/07	509150	720100	869	3	Compt	Grass	1	5	0.1
La Concha	16005032	O	4/17/07	509100	720100	848	3	Compt	Grass	1	11	0.1
La Concha	16005034	O	4/17/07	509000	720101	857	3	Compt	Grass	8	5	0.1
La Concha	16004826	O	4/17/07	508900	719699	918	3	Compt	Step	2	8	0.2
La Concha	16004822	O	4/17/07	508996	719698	883	3	Friab	Step	1	7	0.2
La Concha	16004824	D	4/17/07	508950	719697	908	3	Friab	Trop	3	4	0.1
La Concha	16004823	O	4/17/07	508950	719697	908	3	Friab	Trop	15	4	0.1
La Concha	16004827	O	4/17/07	508850	719700	916	3	Compt	Trop	4	6	0.3
La Concha	16004828	O	4/17/07	508801	719700	928	3	Compt	Step	34	12	0.1
La Concha	16004829	O	4/17/07	508750	719700	937	3	Compt	Trop	99	7	0.2
La Concha	16004831	O	4/17/07	508651	719685	890	3	Friab	Trop	29	16	0.1
La Concha	16005037	O	4/17/07	508800	720100	843	3	Compt	Grass	116	13	0.3
La Concha	16005039	O	4/17/07	508700	720075	848	2.5	Compt	Grass	33	17	0.2
La Concha	16005036	O	4/17/07	508900	720100	862	3	Compt	Grass	1	5	0.0
La Concha	16005035	O	4/17/07	508950	720100	885	3	Compt	Grass	5	10	0.1
La Concha	16005038	O	4/17/07	508750	720105	859	3	Compt	Grass	36	12	0.2
La Concha	16005040	O	4/17/07	508650	720115	850	3	Compt	Grass	13	8	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16004887	O	4/17/07	507955	719294	957	2.5	Friab	Forest	3	15	0.1
La Concha	16004888	O	4/17/07	507849	719299	936	1.5	Friab	Forest	1	5	0.1
La Concha	16004891	O	4/17/07	507695	719295	931	1.6	Friab	Forest	4	2	0.1
La Concha	16004892	O	4/17/07	507646	719310	954	1.6	Friab	Forest	1	1	0.1
La Concha	16004893	O	4/17/07	507590	719305	949	2	Friab	Forest	1	5	0.1
La Concha	16004896	O	4/17/07	507444	719300	1013	3	Compt	Forest	12	31	0.0
La Concha	16004894	O	4/17/07	507553	719305	949	2.7	Friab	Forest	1	4	0.1
La Concha	16004895	O	4/17/07	507493	719295	1002	2.5	Friab	Forest	1	9	0.1
La Concha	16004889	O	4/17/07	507750	719300	914	1.9	Friab	Forest	1	2	0.1
La Concha	16004890	D	4/17/07	507750	719300	914	1.9	Friab	Forest	1	2	0.1
La Concha	16004898	O	4/17/07	507342	719309	994	2.8	Friab	Forest	1	21	0.1
La Concha	16004897	O	4/17/07	507394	719305	981	2.5	Friab	Forest	1	42	0.1
La Concha	16004899	D	4/17/07	507342	719309	994	2.8	Friab	Forest	1	16	0.2
La Concha	16005042	D	4/18/07	508598	720100	852	3	Compt	Grass	196	12	0.1
La Concha	16005041	O	4/18/07	508598	720100	852	3	Compt	Grass	114	10	0.2
La Concha	16005045	O	4/18/07	508450	720098	883	3	Compt	Grass	2	10	0.1
La Concha	16005046	O	4/18/07	508400	720100	882	3	Friab	Grass	3	3	0.1
La Concha	16005044	O	4/18/07	508498	720099	860	3	Friab	Grass	7	10	0.1
La Concha	16005043	O	4/18/07	508550	720100	852	3	Compt	Grass	1	5	0.1
La Concha	16004833	O	4/18/07	508551	719696	877	3	Friab	Trop	1	4	0.1
La Concha	16004832	O	4/18/07	508593	719701	877	3	Compt	Forest	98	9	0.1
La Concha	16004838	O	4/18/07	508350	719700	906	3	Compt	Bush	45	15	0.1
La Concha	16004837	D	4/18/07	508400	719700	883	3	Compt	Grass	63	9	0.1
La Concha	16004834	O	4/18/07	508487	719705	857	3	Compt	Grass	363	13	0.2
La Concha	16004835	O	4/18/07	508451	719702	873	3	Compt	Grass	310	13	0.2
La Concha	16004836	O	4/18/07	508400	719700	883	3	Compt	Grass	47	11	0.1
La Concha	16005051	O	4/18/07	508251	720101	886	3	Compt	Grass	5	6	0.1
La Concha	16005047	O	4/18/07	508350	720101	885	3	Compt	Grass	1	13	0.0
La Concha	16005049	D	4/18/07	508300	720100	882	3	Friab	Grass	52	16	0.1
La Concha	16005048	O	4/18/07	508300	720100	882	3	Friab	Grass	18	14	0.0
La Concha	16005052	O	4/18/07	508200	720100	889	3	Compt	Grass	11	4	0.1
La Concha	16005053	O	4/18/07	508150	720100	912	3	Compt	Trop	1	2	0.0
La Concha	16005054	O	4/18/07	508100	720101	919	3	Compt	Grass	1	2	0.1
La Concha	16005056	O	4/18/07	508050	720100	919	3	Compt	Grass	1	3	0.1
La Concha	16005057	O	4/18/07	508002	720104	913	3	Compt	Grass	1	3	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005058	O	4/18/07	507950	720102	887	3	Compt	Grass	6	4	0.3
La Concha	16005406	O	4/18/07	507097	719304	996	2.6	Friab	Forest	1	6	0.1
La Concha	16005401	O	4/18/07	507305	719304	979	3	Friab	Forest	1	7	0.1
La Concha	16005402	O	4/18/07	507244	719300	976	2.2	Friab	Forest	1	13	0.1
La Concha	16005403	O	4/18/07	507205	719297	980	2.7	Friab	Forest	1	7	0.0
La Concha	16005404	O	4/18/07	507149	719301	991	2.8	Friab	Forest	1	6	0.1
La Concha	16004839	O	4/19/07	508302	719704	904	3	Compt	Trop	5	14	0.1
La Concha	16004840	O	4/19/07	508250	719700	885	3	Compt	Trop	21	10	0.1
La Concha	16004843	O	4/19/07	508100	719700	892	3	Friab	Grass	2	4	0.1
La Concha	16004844	O	4/19/07	508050	719706	878	3	Friab	Bush	3	5	0.1
La Concha	16004845	O	4/19/07	508012	719702	872	3	Friab	Bush	8	6	0.2
La Concha	16004841	O	4/19/07	508210	719701	859	3	Friab	Trop	1	2	0.1
La Concha	16004842	O	4/19/07	508150	719701	873	3	Compt	Grass	38	4	0.2
La Concha	16005062	O	4/19/07	507770	720103	864	2.8	Compt	Grass	49	10	0.3
La Concha	16005063	O	4/19/07	507750	720102	868	3	Friab	Grass	144	10	0.2
La Concha	16005059	O	4/19/07	507913	720100	863	3	Compt	Grass	7	3	1.0
La Concha	16005060	D	4/19/07	507913	720100	863	3	Compt	Grass	1	4	0.4
La Concha	16005061	O	4/19/07	507850	720100	874	3	Friab	Grass	158	14	0.3
La Concha	16005065	O	4/19/07	507651	720100	889	3	Compt	Grass	5	8	0.2
La Concha	16005064	O	4/19/07	507697	720100	872	3	Friab	Grass	30	13	0.1
La Concha	16005066	O	4/19/07	507599	720100	907	3	Compt	Grass	1	5	0.1
La Concha	16005067	O	4/19/07	507552	720098	899	3	Compt	Forest	1	3	0.1
La Concha	16005068	O	4/19/07	507500	720100	872	3	Compt	Grass	1	4	0.1
La Concha	16005070	O	4/19/07	507401	720101	895	3	Compt	Grass	1	4	0.1
La Concha	16005071	O	4/19/07	507350	720100	898	3	Compt	Marsh	1	2	0.2
La Concha	16005069	O	4/19/07	507450	720101	880	3	Compt	Grass	2	16	0.1
La Concha	16005072	O	4/19/07	507301	720099	871	3	Friab	Bush	1	2	0.1
La Concha	16005073	D	4/19/07	507301	720099	871	3	Friab	Bush	2	4	0.3
La Concha	16005408	O	4/19/07	506996	719293	1027	3	Friab	Forest	1	1	0.0
La Concha	16005409	O	4/19/07	506955	719294	1055	1.6	Friab	Forest	1	6	0.1
La Concha	16005412	D	4/19/07	506846	719303	1089	2.2	Friab	Forest	1	4	0.0
La Concha	16005407	O	4/19/07	507045	719300	1005	2.1	Friab	Forest	1	6	0.0
La Concha	16005410	O	4/19/07	506889	719306	1056	1.7	Friab	Forest	1	3	0.0
La Concha	16005414	O	4/19/07	506747	719303	1057	2	Friab	Forest	1	7	0.1
La Concha	16005413	O	4/19/07	506794	719309	1091	1.6	Friab	Forest	5	9	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005411	O	4/19/07	506846	719303	1089	2.2	Friab	Forest	1	4	0.0
La Concha	16005418	O	4/19/07	506500	719299	970	3	Friab	Forest	1	6	0.2
La Concha	16005415	O	4/19/07	506704	719300	1030	2	Friab	Forest	1	8	0.1
La Concha	16005416	O	4/19/07	506645	719298	1023	2.7	Friab	Forest	1	6	0.1
La Concha	16005417	O	4/19/07	506597	719301	974	3	Friab	Forest	1	2	0.0
La Concha	16005419	O	4/19/07	506455	719295	957	3	Friab	Forest	133	8	0.1
La Concha	16004846	O	4/20/07	507942	719698	882	3	Compt	Bush	1	5	0.1
La Concha	16004847	O	4/20/07	507907	719689	871	3	Friab	Bush	1	6	0.1
La Concha	16004848	O	4/20/07	507796	719695	892	3	Compt	Bush	1	7	0.1
La Concha	16004849	D	4/20/07	507796	719695	892	3	Compt	Bush	1	6	0.0
La Concha	16005201	O	4/20/07	507750	719704	894	3	Compt	Bush	1	6	0.0
La Concha	16005076	O	4/20/07	507200	720102	896	3	Friab	Grass	1	23	0.1
La Concha	16005077	O	4/20/07	507150	720096	909	3	Friab	Bush	1	8	0.0
La Concha	16005078	O	4/20/07	507099	720100	914	3	Compt	Bush	1	4	0.1
La Concha	16005074	O	4/20/07	507247	720100	888	3	Friab	Bush	1	5	0.1
La Concha	16005079	O	4/20/07	507049	720098	918	3	Compt	Bush	1	4	0.0
La Concha	16005081	O	4/20/07	507000	720100	925	2.8	Friab	Bush	1	34	0.1
La Concha	16005082	O	4/20/07	506950	720099	950	3	Compt	Bush	1	9	0.0
La Concha	16005083	O	4/20/07	506900	720100	945	3	Friab	Bush	1	13	0.1
La Concha	16005428	D	4/20/07	506050	719294	1006	2	Friab	Forest	1	4	0.1
La Concha	16005420	O	4/20/07	506399	719306	959	2.2	Friab	Forest	1	10	0.2
La Concha	16005421	O	4/20/07	506344	719301	958	2.7	Compt	Forest	1	3	0.1
La Concha	16005422	O	4/20/07	506301	719303	973	2	Friab	Forest	1	4	0.1
La Concha	16005423	O	4/20/07	506250	719303	983	2	Friab	Forest	1	2	0.0
La Concha	16005427	O	4/20/07	506050	719294	1006	2	Friab	Forest	1	7	0.2
La Concha	16005429	O	4/20/07	506147	719294	986	2.2	Friab	Forest	1	5	0.3
La Concha	16005424	O	4/20/07	506202	719298	1002	2.8	Friab	Forest	1	6	0.2
La Concha	16005426	O	4/20/07	506098	719294	987	2.5	Friab	Forest	1	7	0.1
La Concha	16005436	O	4/21/07	509609	720298	850	3	Friab	Grass	380	23	0.5
La Concha	16005434	O	4/21/07	509450	720300	845	3	Friab	Grass	1	3	0.1
La Concha	16005435	O	4/21/07	509500	720300	845	3	Compt	Grass	1	11	0.1
La Concha	16005432	O	4/21/07	509349	720305	850	3	Friab	Grass	1	4	0.1
La Concha	16005433	O	4/21/07	509401	720305	840	3	Compt	Grass	4	3	0.0
La Concha	16005431	O	4/21/07	509300	720300	858	3	Compt	Grass	59	4	0.2
La Concha	16005437	O	4/21/07	509250	720300	874	3	Compt	Grass	160	5	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005438	D	4/21/07	509250	720300	874	3	Compt	Grass	9	3	0.2
La Concha	16005439	O	4/21/07	509200	720298	878	3	Compt	Grass	24	4	0.1
La Concha	16005441	O	4/21/07	509104	720298	844	3	Friab	Grass	1	3	0.1
La Concha	16005442	O	4/21/07	509000	720292	846	3	Compt	Grass	7	13	0.3
La Concha	16005440	O	4/21/07	509149	720300	867	3	Compt	Grass	3	3	0.0
La Concha	16005445	O	4/21/07	508700	720300	878	3	Compt	Grass	5	3	0.0
La Concha	16005444	O	4/21/07	508750	720300	884	3	Compt	Grass	2	2	0.1
La Concha	16005443	O	4/21/07	508800	720300	864	3	Compt	Forest	4	2	0.2
La Concha	16005202	O	4/21/07	507700	719700	834	3	Compt	Trop	1	5	0.1
La Concha	16005203	O	4/21/07	507659	719687	917	3	Compt	Trop	1	6	0.0
La Concha	16005204	O	4/21/07	507604	719694	927	3	Compt	Trop	2	3	0.0
La Concha	16005206	O	4/21/07	507547	719696	907	3	Compt	Trop	1	4	0.1
La Concha	16005212	D	4/21/07	507200	719691	916	3	Friab	Trop	1	3	0.1
La Concha	16005208	O	4/21/07	507343	719686	900	3	Friab	Trop	1	8	0.1
La Concha	16005209	O	4/21/07	507306	719672	894	3	Friab	Trop	1	7	0.0
La Concha	16005210	O	4/21/07	507251	719680	927	3	Friab	Trop	56	43	0.2
La Concha	16005211	O	4/21/07	507200	719691	916	3	Friab	Trop	1	4	0.0
La Concha	16005213	O	4/21/07	507146	719682	948	3	Friab	Trop	1	4	0.0
La Concha	16005207	O	4/21/07	507401	719694	899	3	Compt	Trop	12	5	0.1
La Concha	16005089	O	4/21/07	506665	720100	880	3	Friab	Bush	1	6	0.1
La Concha	16005087	O	4/21/07	506750	720100	883	3	Friab	Forest	1	13	0.1
La Concha	16005090	O	4/21/07	506602	720104	901	3	Friab	Bush	1	4	0.1
La Concha	16005085	O	4/21/07	506800	720100	848	2.5	Friab	Forest	1	13	0.1
La Concha	16005084	O	4/21/07	506850	720100	850	3	Compt	Forest	1	16	0.3
La Concha	16005086	D	4/21/07	506800	720100	848	2.5	Friab	Forest	1	9	0.1
La Concha	16005088	O	4/21/07	506700	720100	881	3	Compt	Forest	4	12	0.3
La Concha	16005091	O	4/21/07	506551	720098	928	3	Friab	Forest	1	14	0.0
La Concha	16005092	O	4/21/07	506500	720110	930	3	Friab	Forest	1	6	0.1
La Concha	16005446	O	4/23/07	508650	720300	880	3	Compt	Forest	2	3	0.0
La Concha	16005447	O	4/23/07	508600	720300	867	3	Compt	Forest	2	3	0.1
La Concha	16005448	D	4/23/07	508600	720300	867	3	Compt	Forest	1	3	0.1
La Concha	16005449	O	4/23/07	508550	720300	875	3	Compt	Forest	1	2	0.1
La Concha	16005452	O	4/23/07	508450	720300	864	3	Compt	Forest	5	9	0.3
La Concha	16005451	O	4/23/07	508500	720300	882	3	Compt	Forest	1	4	0.0
La Concha	16005454	O	4/23/07	508350	720300	900	3	Compt	Forest	1	4	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005458	O	4/23/07	508200	720300	913	2.7	Compt	Forest	1	3	0.1
La Concha	16005453	O	4/23/07	508400	720300	880	3	Compt	Forest	7	6	0.1
La Concha	16005456	O	4/23/07	508300	720300	880	3	Compt	Forest	1	2	0.2
La Concha	16005457	O	4/23/07	508250	720300	879	2.8	Friab	Forest	1	3	0.2
La Concha	16005464	O	4/23/07	508102	720502	898	3	Compt	Grass	1	3	0.1
La Concha	16005465	O	4/23/07	508051	720498	906	3	Compt	Grass	1	2	0.0
La Concha	16005466	O	4/23/07	508002	720497	877	3	Compt	Grass	1	2	0.0
La Concha	16005462	D	4/23/07	508050	720300	889	3	Compt	Grass	1	7	0.1
La Concha	16005459	O	4/23/07	508150	720300	930	2.6	Compt	Forest	1	3	0.1
La Concha	16005460	O	4/23/07	508100	720300	921	2.7	Friab	Forest	1	3	0.0
La Concha	16005461	O	4/23/07	508050	720300	889	3	Compt	Grass	1	6	0.1
La Concha	16005463	O	4/23/07	508000	720300	890	2.8	Compt	Grass	4	2	0.1
La Concha	16005467	O	4/23/07	507949	720502	882	3	Compt	Grass	1	2	0.0
La Concha	16005214	O	4/23/07	507111	719691	938	3	Friab	Trop	4	3	0.1
La Concha	16005215	O	4/23/07	507050	719700	965	3	Friab	Trop	2	8	0.1
La Concha	16005216	O	4/23/07	507005	719690	987	3	Compt	Trop	1	9	0.0
La Concha	16005218	O	4/23/07	506911	719698	992	3	Compt	Trop	1	10	0.1
La Concha	16005221	O	4/23/07	506747	719683	951	3	Compt	Trop	1	20	0.1
La Concha	16005219	O	4/23/07	506854	719691	984	3	Compt	Trop	1	6	0.0
La Concha	16005220	O	4/23/07	506809	719689	960	3	Compt	Trop	2	18	0.1
La Concha	16005217	O	4/23/07	506948	719703	1001	3	Compt	Trop	1	4	0.0
La Concha	16005222	O	4/23/07	506707	719671	923	3	Compt	Trop	6	40	0.1
La Concha	16005223	O	4/23/07	506655	719673	941	3	Compt	Trop	1	18	0.1
La Concha	16005224	D	4/23/07	506655	719673	941	3	Compt	Trop	2	20	0.1
La Concha	16005503	O	4/23/07	506050	720100	1000	3	Friab	Forest	1	9	0.1
La Concha	16005501	O	4/23/07	506150	720100	916	3	Friab	Forest	1	5	0.1
La Concha	16005502	O	4/23/07	506094	720107	997	3	Friab	Forest	1	12	0.1
La Concha	16005095	O	4/23/07	506340	720100	915	3	Compt	Forest	1	25	0.1
La Concha	16005093	O	4/23/07	506460	720100	918	2.8	Friab	Forest	1	11	0.1
La Concha	16005094	O	4/23/07	506399	720090	920	3	Friab	Forest	1	7	0.0
La Concha	16005096	O	4/23/07	506295	720100	918	2.8	Friab	Grass	2	7	0.0
La Concha	16005097	O	4/23/07	506250	720100	922	3	Friab	Grass	2	6	0.5
La Concha	16005098	O	4/23/07	506200	720100	912	3	Friab	Grass	1	5	0.1
La Concha	16005099	D	4/23/07	506200	720100	912	3	Friab	Grass	1	15	0.1
La Concha	16005504	O	4/23/07	506004	720100	1000	3	Friab	Forest	1	6	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005481	O	4/24/07	507352	720500	895	3	Compt	Grass	1	3	0.1
La Concha	16005477	O	4/24/07	507502	720500	906	2.8	Compt	Grass	1	3	0.1
La Concha	16005474	O	4/24/07	507600	720496	865	3	Compt	Grass	1	3	0.1
La Concha	16005476	O	4/24/07	507550	720493	869	2.6	Compt	Grass	1	2	0.1
La Concha	16005478	O	4/24/07	507452	720497	933	2.6	Compt	Grass	1	3	0.1
La Concha	16005479	O	4/24/07	507400	720498	914	2.5	Compt	Grass	1	2	0.1
La Concha	16005482	O	4/24/07	507302	720500	905	2.7	Compt	Grass	1	5	0.0
La Concha	16005473	O	4/24/07	507646	720500	871	2.8	Compt	Grass	1	2	0.0
La Concha	16005472	O	4/24/07	507702	720502	864	2.8	Compt	Grass	1	3	0.1
La Concha	16005468	O	4/24/07	507901	720501	890	2.8	Compt	Grass	2	1	0.1
La Concha	16005471	O	4/24/07	507748	720498	875	2.8	Friab	Grass	1	3	0.0
La Concha	16005469	O	4/24/07	507848	720499	903	2.7	Compt	Grass	1	5	0.1
La Concha	16005470	O	4/24/07	507800	720500	882	2.8	Compt	Grass	1	3	0.1
La Concha	16005228	O	4/24/07	506144	719691	972	3	Friab	Trop	1	5	0.1
La Concha	16005236	O	4/24/07	506600	719678	917	3	Friab	Trop	1	33	0.1
La Concha	16005231	O	4/24/07	506247	719685	997	3	Friab	Trop	1	16	0.1
La Concha	16005232	O	4/24/07	506313	719698	998	3	Compt	Trop	1	5	0.0
La Concha	16005233	O	4/24/07	506355	719702	985	3	Compt	Trop	1	4	0.0
La Concha	16005234	O	4/24/07	506405	719700	970	3	Compt	Trop	1	3	0.1
La Concha	16005235	O	4/24/07	506454	719699	948	3	Compt	Trop	2	4	0.0
La Concha	16005227	O	4/24/07	506048	719687	965	3	Friab	Trop	1	4	0.1
La Concha	16005229	O	4/24/07	506194	719682	984	3	Compt	Trop	1	12	0.0
La Concha	16005226	O	4/24/07	506000	719687	1015	3	Compt	Trop	1	4	0.1
La Concha	16005507	O	4/24/07	506951	720899	863	3	Friab	Grass	1	10	0.1
La Concha	16005487	O	4/24/07	507100	720500	899	2.6	Compt	Grass	1	8	0.0
La Concha	16005389	O	4/24/07	507014	720706	868	3	Compt	Forest	1	6	0.0
La Concha	16005483	O	4/24/07	507250	720503	910	2.7	Compt	Grass	1	2	0.0
La Concha	16005484	O	4/24/07	507200	720500	903	2.8	Compt	Grass	1	6	0.1
La Concha	16005485	O	4/24/07	507150	720500	917	3	Compt	Grass	1	11	0.0
La Concha	16005486	D	4/24/07	507150	720500	917	3	Compt	Grass	1	6	0.1
La Concha	16005506	O	4/24/07	507000	720900	858	3	Compt	Grass	1	10	0.2
La Concha	16005168	O	4/25/07	509152	719899	842	3	Friab	Trop	1	4	0.1
La Concha	16005171	O	4/25/07	509002	719901	848	3	Compt	Trop	64	14	0.3
La Concha	16005167	O	4/25/07	509190	719898	843	3	Friab	Grass	11	9	0.1
La Concha	16005169	O	4/25/07	509100	719901	848	3	Friab	Trop	1	9	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005170	O	4/25/07	509052	719902	848	3	Friab	Trop	35	30	1.4
La Concha	16005176	O	4/25/07	508847	719893	919	3	Friab	Forest	164	26	0.1
La Concha	16005174	D	4/25/07	508905	719898	901	3.1	Compt	Forest	44	48	0.4
La Concha	16005172	O	4/25/07	508945	719897	847	3.1	Compt	Forest	52	14	0.2
La Concha	16005173	O	4/25/07	508905	719898	901	3.1	Compt	Forest	71	46	0.3
La Concha	16005177	O	4/25/07	508799	719899	910	3.1	Friab	Trop	42	23	0.1
La Concha	16005178	O	4/25/07	508746	719900	889	3	Friab	Trop	7	15	0.2
La Concha	16005179	O	4/25/07	508710	719907	884	3.1	Friab	Trop	374	25	0.4
La Concha	16005182	O	4/25/07	508599	719904	861	3.05	Compt	Grass	2	4	0.2
La Concha	16005181	O	4/25/07	508641	719903	884	2.9	Compt	Grass	93	22	0.1
La Concha	16005183	O	4/25/07	508550	719902	853	3	Friab	Grass	1	4	0.1
La Concha	16005184	O	4/25/07	508505	719900	850	3.1	Friab	Trop	85	16	0.2
La Concha	16005185	O	4/25/07	508351	719912	851	2.9	Friab	Grass	73	10	0.1
La Concha	16005186	O	4/25/07	508293	719904	857	3.15	Compt	Grass	6	8	0.1
La Concha	16005488	O	4/25/07	507047	720502	871	2.8	Friab	Grass	1	4	0.0
La Concha	16005489	O	4/25/07	507000	720504	860	2.7	Compt	Grass	1	6	0.1
La Concha	16005490	O	4/25/07	506948	720501	874	3	Compt	Grass	1	8	0.1
La Concha	16005491	O	4/25/07	506903	720500	856	2.8	Compt	Grass	1	5	0.1
La Concha	16005276	O	6/14/07	508247	719906	871	3.05	Compt	Grass	18	0	0.0
La Concha	16005278	O	6/14/07	508150	719905	892	3.02	Friab	Trop	1	0	0.0
La Concha	16005282	O	6/14/07	507999	719901	888	2.9	Compt	Grass	7	0	0.0
La Concha	16005277	O	6/14/07	508202	719902	879	3.06	Friab	Grass	3	0	0.0
La Concha	16005279	O	6/14/07	508087	719899	896	2.9	Friab	Trop	447	0	0.0
La Concha	16005281	O	6/14/07	508044	719900	890	2.9	Friab	Trop	89	0	0.0
La Concha	16005849	D	6/19/07	507901	719899	887	3.08	Compt	Trop	1	0	0.0
La Concha	16005847	O	6/19/07	507938	719900	874	3	Compt	Trop	17	0	0.0
La Concha	16005848	O	6/19/07	507901	719899	887	3.08	Compt	Trop	1	0	0.0
La Concha	16005851	O	6/19/07	507853	719905	880	3	Friab	Forest	1	0	0.0
La Concha	16005852	O	6/19/07	507801	719900	905	3.03	Compt	Forest	1	0	0.0
La Concha	16005853	O	6/19/07	507753	719899	901	3.04	Compt	Grass	1	0	0.0
La Concha	16005854	O	6/19/07	507704	719902	894	3.07	Compt	Grass	2	0	0.0
La Concha	16005857	O	6/19/07	507591	719897	880	3.02	Compt	Grass	1	0	0.0
La Concha	16005856	O	6/19/07	507651	719898	883	3	Compt	Grass	11	0	0.0
La Concha	16005674	D	6/19/07	507950	720298	905	3	Compt	Trop	1	0	0.0
La Concha	16005673	O	6/19/07	507950	720298	905	3	Compt	Trop	1	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005676	O	6/19/07	507900	720298	893	3.1	Compt	Trop	1	0	0.0
La Concha	16005677	O	6/19/07	507850	720301	865	2.8	Compt	Trop	142	0	0.0
La Concha	16005678	O	6/19/07	507777	720291	857	3	Compt	Grass	6	0	0.0
La Concha	16005679	O	6/19/07	507753	720301	879	3	Friab	Trop	8	0	0.0
La Concha	16005686	O	6/19/07	507396	720296	902	3.1	Friab	Grass	1	0	0.0
La Concha	16005684	O	6/19/07	507498	720300	879	3	Compt	Grass	15	0	0.0
La Concha	16005682	O	6/19/07	507591	720301	872	3.1	Compt	Grass	1	0	0.0
La Concha	16005683	O	6/19/07	507549	720300	884	3.1	Compt	Grass	3	0	0.0
La Concha	16005685	O	6/19/07	507447	720300	870	3.1	Friab	Grass	1	0	0.0
La Concha	16005687	O	6/19/07	507352	720297	911	3	Compt	Grass	4	0	0.0
La Concha	16005681	O	6/19/07	507703	720300	894	3.1	Compt	Grass	1	0	0.0
La Concha	16005861	O	6/19/07	507356	719902	889	3.6	Friab	Grass	1	0	0.0
La Concha	16005860	O	6/19/07	507397	719901	895	3.6	Friab	Grass	1	0	0.0
La Concha	16005858	O	6/19/07	507492	719898	857	3.06	Compt	Forest	1	0	0.0
La Concha	16005859	O	6/19/07	507448	719899	859	3	Friab	Forest	8	0	0.0
La Concha	16005688	O	6/20/07	507299	720302	910	3	Compt	Trop	22	0	0.0
La Concha	16005689	O	6/20/07	507253	720303	896	3.1	Compt	Trop	1	0	0.0
La Concha	16005690	O	6/20/07	507197	720298	900	3	Friab	Trop	1	0	0.0
La Concha	16005691	O	6/20/07	507154	720301	909	3.1	Friab	Trop	1	0	0.0
La Concha	16005692	O	6/20/07	507102	720301	936	3.1	Friab	Grass	1	0	0.0
La Concha	16005693	O	6/20/07	507045	720302	934	3	Friab	Trop	1	0	0.0
La Concha	16005694	O	6/20/07	507000	720301	925	3.1	Friab	Trop	4	0	0.0
La Concha	16005862	O	6/20/07	507297	719888	888	3.3	Friab	Forest	1	0	0.0
La Concha	16005863	O	6/20/07	507250	719901	896	3.06	Friab	Forest	1	0	0.0
La Concha	16005864	O	6/20/07	507198	719906	883	3	Friab	Forest	1	0	0.0
La Concha	16005865	O	6/20/07	507152	719896	883	3.3	Friab	Forest	1	0	0.0
La Concha	16005866	O	6/20/07	507097	719899	917	3.24	Friab	Forest	1	0	0.0
La Concha	16005867	O	6/20/07	507050	719900	917	3.1	Compt	Forest	1	0	0.0
La Concha	16005868	O	6/20/07	506988	719884	916	3	Friab	Forest	1	0	0.0
La Concha	16005982	O	6/21/07	508749	720699	889	3.08	Compt	Trop	1	0	0.0
La Concha	16005983	O	6/21/07	508700	720700	870	3.1	Compt	Trop	1	0	0.0
La Concha	16005984	O	6/21/07	508651	720703	860	3	Compt	Trop	1	0	0.0
La Concha	16005874	D	6/21/07	508402	720899	860	3.2	Compt	Grass	1	0	0.0
La Concha	16005989	O	6/21/07	508403	720698	899	3	Compt	Trop	9	0	0.0
La Concha	16005985	O	6/21/07	508600	720700	855	3	Compt	Trop	5	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005986	O	6/21/07	508550	720702	885	3	Compt	Trop	2	0	0.0
La Concha	16005987	O	6/21/07	508500	720700	895	3	Compt	Trop	1	0	0.0
La Concha	16005988	O	6/21/07	508450	720700	895	3.05	Compt	Trop	698	0	0.0
La Concha	16005869	O	6/21/07	508593	720895	858	3	Compt	Grass	1	0	0.0
La Concha	16005870	O	6/21/07	508551	720902	856	3	Compt	Grass	2	0	0.0
La Concha	16005871	O	6/21/07	508500	720901	875	3	Compt	Grass	1	0	0.0
La Concha	16005872	O	6/21/07	508440	720895	882	3	Compt	Grass	1	0	0.0
La Concha	16005873	O	6/21/07	508402	720899	860	3.2	Compt	Grass	1	0	0.0
La Concha	16005992	O	6/21/07	508249	720697	866	3	Compt	Trop	739	0	0.0
La Concha	16005876	O	6/21/07	508293	720895	855	3	Compt	Grass	6	0	0.0
La Concha	16005990	O	6/21/07	508348	720696	875	3	Compt	Trop	1	0	0.0
La Concha	16005991	O	6/21/07	508300	720696	866	3	Compt	Trop	12	0	0.0
La Concha	16005877	O	6/21/07	508252	720895	886	3	Compt	Grass	1	0	0.0
La Concha	16005878	O	6/21/07	508200	720900	886	3	Compt	Grass	1	0	0.0
La Concha	16005879	O	6/21/07	508147	720901	885	3.1	Compt	Forest	34	0	0.0
La Concha	16005995	O	6/21/07	508099	720698	870	3	Compt	Forest	1	0	0.0
La Concha	16005993	O	6/21/07	508201	720698	865	3.2	Compt	Trop	4	0	0.0
La Concha	16005994	O	6/21/07	508150	720701	861	3	Compt	Forest	34	0	0.0
La Concha	16005996	O	6/21/07	508050	720700	859	3	Compt	Forest	1	0	0.0
La Concha	16005997	O	6/21/07	508002	720698	846	3.05	Compt	Grass	5	0	0.0
La Concha	16005883	O	6/21/07	508001	720899	850	3.05	Friab	Grass	2	0	0.0
La Concha	16005881	O	6/21/07	508100	720891	826	3	Compt	Forest	1	0	0.0
La Concha	16005882	O	6/21/07	508045	720901	867	3	Friab	Forest	1	0	0.0
La Concha	16005884	O	6/21/07	507801	720901	856	3	Friab	Grass	1	0	0.0
La Concha	16005885	O	6/21/07	507755	720899	863	3.1	Friab	Grass	1	0	0.0
La Concha	16005886	O	6/21/07	507649	720904	860	3	Friab	Grass	1	0	0.0
La Concha	16005999	D	6/21/07	507954	720696	847	3	Compt	Trop	55	0	0.0
La Concha	16006401	O	6/21/07	507904	720709	846	3	Compt	Grass	64	0	0.0
La Concha	16006402	O	6/21/07	507846	720703	841	3	Compt	Grass	207	0	0.0
La Concha	16006403	O	6/21/07	507799	720698	850	3	Friab	Grass	10	0	0.0
La Concha	16006404	O	6/21/07	507752	720698	872	3	Compt	Grass	1	0	0.0
La Concha	16005998	O	6/21/07	507953	720698	848	2.6	Compt	Trop	86	0	0.0
La Concha	16005887	O	6/21/07	507600	720903	859	3.1	Friab	Trop	1	0	0.0
La Concha	16005888	O	6/21/07	507546	720899	873	3	Friab	Trop	1	0	0.0
La Concha	16005889	O	6/21/07	507498	720900	898	3.1	Compt	Trop	3	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16006407	O	6/22/07	507645	720700	880	3	Compt	Grass	1	0	0.0
La Concha	16006408	O	6/22/07	507599	720702	879	3	Compt	Grass	1	0	0.0
La Concha	16006409	O	6/22/07	507544	720700	887	3	Compt	Trop	2	0	0.0
La Concha	16006410	O	6/22/07	507497	720701	867	3	Compt	Trop	1	0	0.0
La Concha	16006411	O	6/22/07	507442	720698	874	3	Compt	Trop	1	0	0.0
La Concha	16006412	O	6/22/07	507396	720703	884	3	Compt	Trop	1	0	0.0
La Concha	16006413	O	6/22/07	507346	720700	894	3	Compt	Trop	1	0	0.0
La Concha	16006906	O	6/22/07	507252	721102	907	3	Compt	Grass	31	0	0.0
La Concha	16006907	O	6/22/07	507300	721100	885	3	Compt	Grass	3	0	0.0
La Concha	16006908	O	6/22/07	507350	721102	879	3	Compt	Grass	9	0	0.0
La Concha	16006909	O	6/22/07	507397	721100	863	3	Compt	Grass	15	0	0.0
La Concha	16006910	O	6/22/07	507499	721102	852	3.1	Compt	Grass	7	0	0.0
La Concha	16006406	O	6/22/07	507697	720698	867	3	Compt	Grass	1	0	0.0
La Concha	16005896	O	6/22/07	507145	720900	866	3	Compt	Grass	22	0	0.0
La Concha	16005892	O	6/22/07	507348	720899	914	3	Compt	Grass	7	0	0.0
La Concha	16005890	O	6/22/07	507450	720897	896	3	Compt	Trop	4780	0	0.0
La Concha	16005891	O	6/22/07	507395	720902	897	3	Compt	Grass	13	0	0.0
La Concha	16005893	O	6/22/07	507299	720902	897	3	Compt	Grass	5	0	0.0
La Concha	16005894	O	6/22/07	507250	720903	883	3	Compt	Grass	3	0	0.0
La Concha	16005895	O	6/22/07	507197	720903	865	3	Compt	Grass	2	0	0.0
La Concha	16005897	O	6/22/07	507098	720900	886	3.07	Compt	Grass	1	0	0.0
La Concha	16006414	O	6/22/07	507248	720700	883	3	Compt	Trop	1	0	0.0
La Concha	16006415	O	6/22/07	507198	720701	920	3	Compt	Trop	1	0	0.0
La Concha	16006416	O	6/22/07	507152	720700	909	3	Compt	Trop	8	0	0.0
La Concha	16006417	O	6/22/07	507099	720700	894	3	Compt	Trop	1	0	0.0
La Concha	16006418	O	6/22/07	507047	720700	889	3	Compt	Trop	1	0	0.0
La Concha	16006419	O	6/22/07	506998	720698	867	3	Compt	Trop	1	0	0.0
La Concha	16005898	O	6/22/07	507040	720909	881	3	Friab	Grass	1	0	0.0
La Concha	16005899	D	6/22/07	507040	720909	881	3	Friab	Grass	1	0	0.0
La Concha	16006901	O	6/22/07	507052	721101	887	3.1	Compt	Grass	24	0	0.0
La Concha	16006902	O	6/22/07	507101	721102	923	3	Compt	Grass	4	0	0.0
La Concha	16006903	O	6/22/07	507148	721102	910	3	Compt	Grass	8	0	0.0
La Concha	16006904	O	6/22/07	507200	721100	895	3	Compt	Grass	35	0	0.0
La Concha	16005695	O	6/23/07	509299	720500	866	3	Compt	Grass	2	0	0.0
La Concha	16005696	O	6/23/07	509247	720499	860	2.9	Compt	Grass	7	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16005697	O	6/23/07	509165	720499	845	3	Friab	Grass	17	0	0.0
La Concha	16006501	O	6/23/07	509149	720497	856	2.7	Friab	Grass	292	0	0.0
La Concha	16006502	O	6/23/07	509100	720499	873	3.1	Compt	Grass	22	0	0.0
La Concha	16006503	O	6/23/07	508988	720497	873	3	Compt	Grass	7	0	0.0
La Concha	16005698	O	6/23/07	509048	720501	877	2.9	Compt	Grass	36	0	0.0
La Concha	16005699	D	6/23/07	509048	720501	877	2.9	Compt	Grass	27	0	0.0
La Concha	16006504	O	6/23/07	508949	720500	879	3	Compt	Grass	85	0	0.0
La Concha	16006508	O	6/23/07	508795	720498	895	3	Compt	Grass	313	0	0.0
La Concha	16006506	O	6/23/07	508897	720499	881	3.1	Compt	Grass	60	0	0.0
La Concha	16006432	O	6/23/07	508650	720500	925	3	Compt	Forest	7	0	0.0
La Concha	16006433	O	6/23/07	508701	720503	899	3	Compt	Forest	18	0	0.0
La Concha	16006434	O	6/23/07	508750	720500	899	3	Compt	Grass	7	0	0.0
La Concha	16006507	O	6/23/07	508844	720499	887	2.9	Friab	Grass	11	0	0.0
La Concha	16006428	O	6/23/07	508496	720500	889	3	Compt	Forest	28	0	0.0
La Concha	16006422	O	6/23/07	508296	720500	879	3	Compt	Forest	5	0	0.0
La Concha	16006423	O	6/23/07	508342	720497	882	3	Compt	Forest	1	0	0.0
La Concha	16006424	D	6/23/07	508345	720497	886	3	Compt	Forest	1	0	0.0
La Concha	16006426	O	6/23/07	508398	720499	894	2.8	Compt	Forest	1	0	0.0
La Concha	16006427	O	6/23/07	508445	720499	892	3	Compt	Forest	1	0	0.0
La Concha	16006429	O	6/23/07	508548	720502	890	3	Compt	Forest	5	0	0.0
La Concha	16006431	O	6/23/07	508596	720501	892	3	Compt	Forest	159	0	0.0
La Concha	16006911	O	6/23/07	507547	721100	854	3	Compt	Grass	1	0	0.0
La Concha	16006912	O	6/23/07	507590	721103	857	3.06	Compt	Grass	1	0	0.0
La Concha	16006913	O	6/23/07	507650	721081	838	3	Compt	Grass	1	0	0.0
La Concha	16006927	O	6/23/07	508400	721103	876	3.1	Compt	Grass	1	0	0.0
La Concha	16006922	O	6/23/07	508252	721095	882	3	Compt	Grass	67	0	0.0
La Concha	16006920	O	6/23/07	508149	721099	849	3	Friab	Grass	3	0	0.0
La Concha	16006921	O	6/23/07	508194	721107	855	3	Friab	Grass	1	0	0.0
La Concha	16006923	O	6/23/07	508298	721099	882	3	Compt	Grass	1	0	0.0
La Concha	16006924	D	6/23/07	508298	721099	882	3	Compt	Grass	1	0	0.0
La Concha	16006926	O	6/23/07	508352	721099	898	3.05	Compt	Grass	529	0	0.0
La Concha	16006919	O	6/23/07	508105	721097	850	3.1	Compt	Grass	41	0	0.0
La Concha	16006420	O	6/23/07	508150	720501	888	3	Friab	Trop	1	0	0.0
La Concha	16006421	O	6/23/07	508244	720498	869	3	Friab	Forest	1	0	0.0
La Concha	16006914	O	6/23/07	507851	721106	846	3.1	Compt	Grass	1	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
La Concha	16006915	O	6/23/07	507900	721100	867	3.1	Compt	Grass	1	0	0.0
La Concha	16006916	O	6/23/07	507958	721098	880	3	Compt	Forest	65	0	0.0
La Concha	16006917	O	6/23/07	508007	721098	890	3.1	Compt	Forest	1	0	0.0
La Concha	16006918	O	6/23/07	508050	721096	882	3.1	Compt	Grass	29	0	0.0
Trinidad	16000010	O	9/23/06	505624	721330	972	2	Friab	Grass	37	8	0.3
Trinidad	16000011	O	9/23/06	505624	721330	972	3	Friab	Grass	16	10	0.1
Trinidad	16000009	O	9/23/06	505624	721330	972	1	Friab	Grass	186	10	0.8
Trinidad	16005508	O	4/24/07	506800	720900	849	3	Friab	Grass	30	10	0.1
Trinidad	16005509	O	4/24/07	506750	720900	856	3	Compt	Grass	1	4	0.0
Trinidad	16005510	O	4/24/07	506705	720901	864	3	Friab	Grass	1	8	0.1
Trinidad	16005511	O	4/24/07	506650	720913	854	3	Compt	Grass	45	17	1.1
Trinidad	16005512	D	4/24/07	506650	720913	854	3	Compt	Grass	31	19	1.2
Trinidad	16005390	O	4/24/07	506695	720703	876	3.1	Compt	Grass	1	4	0.1
Trinidad	16005391	O	4/24/07	506652	720701	884	3	Compt	Grass	21	22	0.2
Trinidad	16005392	O	4/24/07	506603	720702	881	3.1	Compt	Grass	1	4	0.1
Trinidad	16005395	O	4/24/07	506387	720702	885	3	Compt	Grass	1	9	0.1
Trinidad	16005393	O	4/24/07	506496	720698	879	3	Compt	Grass	37	8	0.1
Trinidad	16005394	O	4/24/07	506446	720694	892	3.1	Compt	Grass	1	8	0.1
Trinidad	16005516	O	4/24/07	506450	720900	856	3	Compt	Grass	389	28	2.3
Trinidad	16005517	O	4/24/07	506402	720900	858	3	Compt	Grass	311	26	2.1
Trinidad	16005518	O	4/24/07	506351	720900	858	3	Compt	Grass	12	8	0.1
Trinidad	16005514	O	4/24/07	506549	720901	871	3	Compt	Grass	2	5	0.2
Trinidad	16005515	O	4/24/07	506500	720900	862	3	Compt	Grass	203	10	1.5
Trinidad	16005519	O	4/24/07	506286	720901	864	3	Compt	Grass	6	5	0.2
Trinidad	16005513	O	4/24/07	506601	720902	857	3	Friab	Grass	1	6	0.4
Trinidad	16005727	O	4/24/07	506008	721102	884	3	Compt	Grass	9	7	0.1
Trinidad	16005495	O	4/25/07	506501	720498	895	2.8	Compt	Grass	1	7	0.2
Trinidad	16005492	O	4/25/07	506653	720497	883	2.8	Compt	Grass	1	17	0.1
Trinidad	16005493	O	4/25/07	506597	720499	891	2.7	Compt	Grass	2	6	0.1
Trinidad	16005396	O	4/25/07	506341	720700	900	3	Compt	Grass	4	30	0.1
Trinidad	16005494	O	4/25/07	506551	720498	888	3	Friab	Grass	1	5	0.1
Trinidad	16005496	O	4/25/07	506447	720501	902	2.8	Compt	Grass	1	28	0.2
Trinidad	16005497	O	4/25/07	506402	720501	905	2.8	Compt	Grass	1	7	0.1
Trinidad	16005498	O	4/25/07	506350	720500	933	3	Compt	Grass	1	16	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005397	O	4/25/07	506298	720685	914	3	Compt	Grass	1	10	0.0
Trinidad	16005499	O	4/25/07	506301	720502	957	2.7	Compt	Grass	1	3	0.1
Trinidad	16005524	D	4/25/07	506100	720900	868	3	Compt	Grass	4	9	0.1
Trinidad	16005523	O	4/25/07	506100	720900	868	3	Compt	Grass	1	7	0.0
Trinidad	16005527	O	4/25/07	506002	720902	899	3	Compt	Grass	1	6	0.1
Trinidad	16005520	O	4/25/07	506250	720901	859	2.8	Compt	Grass	4	7	0.2
Trinidad	16005521	O	4/25/07	506199	720900	860	3	Compt	Grass	7	7	0.2
Trinidad	16005522	O	4/25/07	506156	720884	862	2.5	Compt	Grass	15	10	0.5
Trinidad	16005526	O	4/25/07	506051	720900	895	3	Compt	Grass	1	2	0.1
Trinidad	16005528	O	4/25/07	505949	720900	895	3	Friab	Grass	1	7	0.1
Trinidad	16005603	O	4/25/07	506151	720499	971	3	Friab	Grass	1	7	0.0
Trinidad	16005703	O	4/25/07	506000	720712	943	3	Compt	Grass	1	23	0.0
Trinidad	16005606	O	4/25/07	506053	720495	998	3	Friab	Grass	1	3	0.0
Trinidad	16005701	O	4/25/07	506157	720703	925	3.05	Compt	Grass	1	18	0.1
Trinidad	16005702	O	4/25/07	506038	720713	937	3	Compt	Grass	1	8	0.1
Trinidad	16005704	O	4/25/07	505947	720700	975	3	Compt	Grass	3	8	0.1
Trinidad	16005601	O	4/25/07	506251	720497	961	3	Compt	Grass	1	6	0.0
Trinidad	16005602	O	4/25/07	506200	720500	959	2.8	Compt	Grass	1	12	0.0
Trinidad	16005399	D	4/25/07	506201	720702	931	3.1	Compt	Grass	1	10	0.1
Trinidad	16005604	O	4/25/07	506102	720500	978	2.8	Friab	Grass	1	6	0.0
Trinidad	16005706	O	4/25/07	505929	720702	989	3.05	Compt	Grass	1	4	0.0
Trinidad	16005398	O	4/25/07	506201	720702	931	3.1	Compt	Grass	1	7	0.1
Trinidad	16005707	O	4/25/07	505854	720695	1001	3	Compt	Grass	1	8	0.0
Trinidad	16005708	O	4/25/07	505802	720703	1002	3	Compt	Grass	3	24	0.1
Trinidad	16005709	O	4/25/07	505754	720702	1019	3	Compt	Grass	19	15	0.1
Trinidad	16005710	O	4/25/07	505702	720699	1012	3	Compt	Grass	9	9	0.1
Trinidad	16005529	O	4/25/07	505897	720902	905	3	Friab	Grass	1	4	0.2
Trinidad	16005531	O	4/25/07	505850	720902	922	3	Friab	Grass	1	44	0.2
Trinidad	16005711	O	4/26/07	506695	721099	858	3	Compt	Grass	146	31	0.5
Trinidad	16005712	D	4/26/07	506695	721099	858	3	Compt	Grass	249	36	0.6
Trinidad	16005713	O	4/26/07	506652	721100	859	3	Compt	Grass	57	57	5.7
Trinidad	16005189	O	4/26/07	506899	721299	904	3.1	Compt	Grass	1	5	0.1
Trinidad	16005191	O	4/26/07	506647	721301	881	3.05	Friab	Trop	1	7	0.2
Trinidad	16005187	O	4/26/07	506798	721301	885	3	Friab	Grass	36	6	0.2
Trinidad	16005188	O	4/26/07	506850	721300	904	3	Compt	Trop	11	18	0.7

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005190	O	4/26/07	506700	721305	854	3.1	Compt	Trop	8	32	2.7
Trinidad	16005193	O	4/26/07	506549	721298	913	3.1	Compt	Trop	108	9	0.2
Trinidad	16005715	O	4/26/07	506548	721102	909	3	Compt	Grass	390	26	0.7
Trinidad	16005194	O	4/26/07	506499	721298	920	3.05	Compt	Trop	236	35	0.5
Trinidad	16005714	O	4/26/07	506596	721100	888	3	Compt	Grass	526	33	0.3
Trinidad	16005716	O	4/26/07	506494	721100	896	3	Compt	Grass	9	7	0.5
Trinidad	16005717	O	4/26/07	506452	721101	881	3	Compt	Grass	26	40	2.6
Trinidad	16005718	O	4/26/07	506370	721100	889	3	Compt	Grass	66	23	0.8
Trinidad	16005719	O	4/26/07	506351	721101	901	3	Compt	Grass	34	32	1.1
Trinidad	16005720	O	4/26/07	506275	721100	891	3	Compt	Grass	148	45	3.2
Trinidad	16005192	O	4/26/07	506597	721298	900	3.1	Friab	Trop	22	5	1.1
Trinidad	16005195	O	4/26/07	506449	721297	917	3.1	Friab	Trop	1	23	0.1
Trinidad	16005196	O	4/26/07	506401	721301	916	3	Compt	Trop	503	45	6.0
Trinidad	16005197	O	4/26/07	506350	721300	919	3.1	Compt	Trop	50	6	0.5
Trinidad	16005721	O	4/26/07	506253	721098	899	3	Compt	Grass	2	4	2.1
Trinidad	16005722	O	4/26/07	506209	721101	895	3	Compt	Grass	24	17	0.8
Trinidad	16005723	O	4/26/07	506153	721101	887	3	Compt	Grass	30	7	0.2
Trinidad	16005724	D	4/26/07	506153	721101	887	3	Compt	Grass	20	6	0.1
Trinidad	16005726	O	4/26/07	506103	721099	889	3	Compt	Grass	7	7	0.1
Trinidad	16005607	O	4/26/07	505998	720501	993	2.8	Compt	Grass	1	7	0.0
Trinidad	16005608	O	4/26/07	505955	720495	947	2.8	Friab	Grass	1	5	0.0
Trinidad	16005609	O	4/26/07	505904	720498	967	2.8	Compt	Grass	1	15	0.1
Trinidad	16005728	O	4/26/07	505696	721100	1002	3	Compt	Forest	16	20	0.1
Trinidad	16005614	O	4/26/07	505697	720499	1010	3	Compt	Grass	3	6	0.0
Trinidad	16005610	O	4/26/07	505850	720503	973	2.8	Friab	Grass	1	44	0.0
Trinidad	16005618	O	4/26/07	505510	720500	1040	2.8	Compt	Forest	4	40	0.2
Trinidad	16005611	O	4/26/07	505800	720500	994	3	Friab	Grass	1	29	0.0
Trinidad	16005612	D	4/26/07	505800	720500	994	3	Friab	Grass	1	16	0.0
Trinidad	16005613	O	4/26/07	505750	720500	1023	3	Compt	Grass	1	14	0.0
Trinidad	16005615	O	4/26/07	505650	720500	1034	2.6	Compt	Grass	1	5	0.1
Trinidad	16005616	O	4/26/07	505600	720497	1058	2.8	Friab	Grass	1	2	0.0
Trinidad	16005617	O	4/26/07	505553	720502	1055	2.7	Compt	Forest	2	7	0.1
Trinidad	16005535	O	4/26/07	505650	720900	994	3	Friab	Grass	11	12	5.5
Trinidad	16005536	O	4/26/07	505600	720900	1005	3	Compt	Grass	57	7	0.1
Trinidad	16005532	O	4/26/07	505800	720900	944	2.9	Friab	Bush	2	7	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005533	O	4/26/07	505749	720901	990	3	Friab	Bush	1	10	0.1
Trinidad	16005534	O	4/26/07	505701	720905	973	3	Friab	Cult	1	5	0.1
Trinidad	16005537	O	4/26/07	505550	720898	1002	3	Compt	Grass	1	19	0.2
Trinidad	16005538	O	4/26/07	505451	720900	985	3	Friab	Grass	1	5	0.4
Trinidad	16005539	D	4/26/07	505484	720902	986	2.6	Friab	Grass	2	13	0.3
Trinidad	16005544	O	4/26/07	505250	720899	895	3	Compt	Cult	8	7	0.3
Trinidad	16005540	O	4/26/07	505402	720899	960	2.8	Friab	Grass	1	5	0.1
Trinidad	16005541	O	4/26/07	505402	720899	960	2.8	Friab	Grass	27	27	0.4
Trinidad	16005542	O	4/26/07	505346	720900	933	2.5	Friab	Cult	1	5	0.3
Trinidad	16005543	O	4/26/07	505301	720903	906	2.4	Friab	Cult	1	5	0.3
Trinidad	16005545	O	4/26/07	505197	720900	884	3	Compt	Cult	37	10	0.2
Trinidad	16005619	O	4/27/07	507000	721504	877	2.6	Friab	Grass	1	4	0.1
Trinidad	16005620	O	4/27/07	506949	721504	886	3	Compt	Grass	15	5	0.2
Trinidad	16005621	O	4/27/07	506900	721500	903	3	Compt	Grass	26	6	0.5
Trinidad	16005622	O	4/27/07	506850	721500	909	2.5	Compt	Grass	302	4	1.0
Trinidad	16005623	O	4/27/07	506800	721501	898	2.7	Compt	Grass	123	4	0.3
Trinidad	16005624	O	4/27/07	506750	721500	860	2.8	Friab	Grass	109	10	0.2
Trinidad	16005576	O	4/27/07	506300	721299	941	2.95	Friab	Trop	555	114	12.1
Trinidad	16005629	O	4/27/07	506350	721500	884	2.7	Compt	Trop	129	44	1.1
Trinidad	16005626	O	4/27/07	506500	721500	869	2.8	Compt	Grass	11	21	0.5
Trinidad	16005269	O	4/27/07	506200	721706	875	3	Compt	Trop	35	8	0.4
Trinidad	16005627	O	4/27/07	506450	721501	880	2.8	Compt	Grass	26	63	0.8
Trinidad	16005628	O	4/27/07	506400	721501	874	2.7	Compt	Trop	168	22	0.5
Trinidad	16005268	O	4/27/07	506100	721700	880	3	Compt	Trop	47	31	2.0
Trinidad	16005631	O	4/27/07	506300	721500	915	2.7	Compt	Grass	1220	108	3.8
Trinidad	16005632	O	4/27/07	506250	721500	947	2.5	Compt	Grass	71	45	2.4
Trinidad	16005633	O	4/27/07	506200	721500	921	2.8	Compt	Grass	921	55	3.5
Trinidad	16005199	D	4/27/07	506249	721302	973	3	Compt	Trop	12	19	0.3
Trinidad	16005578	O	4/27/07	506151	721300	954	3.1	Friab	Grass	47	8	0.1
Trinidad	16005582	O	4/27/07	505952	721297	937	3	Friab	Trop	21	12	0.1
Trinidad	16005198	O	4/27/07	506249	721302	973	3	Compt	Trop	8	20	0.3
Trinidad	16005577	O	4/27/07	506198	721300	941	3.15	Compt	Grass	4	12	0.1
Trinidad	16005579	O	4/27/07	506101	721303	960	3.2	Compt	Grass	193	15	0.2
Trinidad	16005581	O	4/27/07	506052	721299	958	2.7	Friab	Grass	1020	32	0.3
Trinidad	16005733	O	4/27/07	505956	721101	924	3	Compt	Forest	218	20	4.6

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005267	O	4/27/07	506050	721700	884	3	Compt	Trop	7	9	0.4
Trinidad	16005266	O	4/27/07	506000	721700	872	3	Compt	Trop	1	6	0.1
Trinidad	16005583	O	4/27/07	505899	721297	955	3.1	Friab	Grass	1330	12	0.7
Trinidad	16005585	O	4/27/07	505798	721308	951	3.1	Friab	Trop	467	21	0.5
Trinidad	16005729	O	4/27/07	505792	721096	970	3	Compt	Grass	12	11	0.1
Trinidad	16005731	O	4/27/07	505847	721103	942	3	Compt	Grass	2	8	0.2
Trinidad	16005584	O	4/27/07	505849	721297	980	3	Friab	Grass	1520	15	0.2
Trinidad	16005586	O	4/27/07	505737	721301	962	3	Compt	Forest	590	10	2.0
Trinidad	16005587	O	4/27/07	505693	721301	947	3.15	Compt	Grass	98	16	1.0
Trinidad	16005734	O	4/27/07	505650	721100	1002	3	Compt	Forest	12	5	0.2
Trinidad	16005588	O	4/27/07	505652	721301	959	3.1	Compt	Grass	27	9	1.2
Trinidad	16005732	O	4/27/07	505910	721098	950	3	Compt	Grass	15	7	0.1
Trinidad	16005549	D	4/27/07	505452	720701	1037	3	Compt	Forest	1	7	0.2
Trinidad	16005548	O	4/27/07	505452	720701	1037	3	Compt	Forest	1	5	0.2
Trinidad	16005546	O	4/27/07	505548	720701	1034	3	Compt	Forest	1	3	0.1
Trinidad	16005547	O	4/27/07	505501	720696	1030	3	Friab	Forest	1	5	0.1
Trinidad	16005589	O	4/27/07	505597	721300	947	2.9	Friab	Forest	2640	17	1.5
Trinidad	16005737	D	4/27/07	505552	721102	986	3	Compt	Forest	107	13	0.2
Trinidad	16005738	O	4/27/07	505499	721109	966	3.05	Compt	Forest	12	14	0.6
Trinidad	16005735	O	4/27/07	505598	721098	1006	3.03	Compt	Forest	6	9	0.1
Trinidad	16005736	O	4/27/07	505552	721102	986	3	Compt	Forest	22	11	0.1
Trinidad	16005739	O	4/27/07	505431	721095	929	3	Compt	Grass	11	8	0.4
Trinidad	16005560	D	4/27/07	505047	720701	951	3	Friab	Cult	1	115	0.1
Trinidad	16005557	O	4/27/07	505149	720705	949	3	Friab	Cult	1	25	0.1
Trinidad	16005554	O	4/27/07	505257	720700	964	3	Friab	Forest	1	3	0.1
Trinidad	16005558	O	4/27/07	505092	720700	941	2.9	Friab	Cult	1	4	0.1
Trinidad	16005559	O	4/27/07	505047	720701	951	3	Friab	Cult	1	9	0.1
Trinidad	16005551	O	4/27/07	505402	720704	1045	3	Compt	Forest	5	7	0.1
Trinidad	16005552	O	4/27/07	505350	720704	1013	3	Friab	Forest	1	3	0.1
Trinidad	16005553	O	4/27/07	505297	720699	987	3	Friab	Cult	1	4	0.1
Trinidad	16005556	O	4/27/07	505205	720697	946	2.8	Friab	Cult	1	4	0.1
Trinidad	16005271	O	4/28/07	506700	721700	869	3	Compt	Grass	131	18	0.6
Trinidad	16005274	D	4/28/07	506800	721700	871	3	Compt	Grass	14	20	0.2
Trinidad	16005272	O	4/28/07	506750	721700	890	3	Compt	Grass	6	7	0.3
Trinidad	16005273	O	4/28/07	506800	721700	871	3	Compt	Grass	2	13	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005637	O	4/28/07	506148	721505	920	2.8	Compt	Grass	1	10	0.1
Trinidad	16005270	O	4/28/07	506254	721700	908	3	Compt	Grass	14	11	0.6
Trinidad	16005643	O	4/28/07	505695	721502	888	2.7	Compt	Grass	28	7	0.3
Trinidad	16005638	O	4/28/07	506000	721503	880	2.8	Compt	Grass	165	13	0.9
Trinidad	16005635	O	4/28/07	506097	721499	898	2.8	Compt	Grass	4	4	0.3
Trinidad	16005634	O	4/28/07	506047	721497	866	2.5	Compt	Grass	1160	33	15.8
Trinidad	16005636	D	4/28/07	506097	721499	898	2.8	Compt	Grass	3	3	0.3
Trinidad	16005639	O	4/28/07	505948	721498	900	2.8	Friab	Grass	1	5	0.1
Trinidad	16005640	O	4/28/07	505897	721500	887	3	Friab	Grass	2	5	0.2
Trinidad	16005641	O	4/28/07	505845	721506	888	2.7	Friab	Grass	1	7	0.7
Trinidad	16005642	O	4/28/07	505796	721500	871	2.8	Friab	Grass	25	3	0.5
Trinidad	16005645	O	4/28/07	505599	721500	911	2.7	Compt	Grass	134	15	0.3
Trinidad	16005644	O	4/28/07	505650	721498	890	2.8	Compt	Grass	310	17	1.1
Trinidad	16005646	O	4/28/07	505551	721497	905	2.8	Compt	Grass	23	16	0.0
Trinidad	16005647	O	4/28/07	505506	721497	894	2.8	Friab	Grass	6	2	0.0
Trinidad	16005593	O	4/28/07	505349	721299	877	3.1	Compt	Grass	33	3	0.2
Trinidad	16005590	O	4/28/07	505552	721297	950	2.9	Compt	Forest	370	26	5.7
Trinidad	16005591	O	4/28/07	505499	721304	913	3	Compt	Forest	599	18	1.2
Trinidad	16005592	O	4/28/07	505400	721299	888	3	Friab	Grass	200	12	0.3
Trinidad	16005594	O	4/28/07	505300	721300	872	3.15	Compt	Grass	7	6	0.3
Trinidad	16005740	O	4/28/07	505401	721099	911	3	Compt	Grass	84	9	0.3
Trinidad	16005741	O	4/28/07	505304	721097	936	3	Compt	Cult	58	1	0.3
Trinidad	16005596	O	4/28/07	505104	721305	878	2.9	Compt	Cult	1	17	0.1
Trinidad	16005743	O	4/28/07	505198	721100	893	3	Compt	Grass	151	4	0.1
Trinidad	16005742	O	4/28/07	505251	721101	903	3	Compt	Grass	53	7	0.0
Trinidad	16005744	O	4/28/07	505099	721102	883	3	Compt	Grass	2	4	0.5
Trinidad	16005745	O	4/28/07	505051	721099	895	3	Compt	Cult	2	2	0.3
Trinidad	16005746	O	4/28/07	504995	721104	912	3	Compt	Forest	1	1	0.1
Trinidad	16005598	O	4/28/07	505006	721306	905	3.05	Friab	Trop	1	4	0.1
Trinidad	16005599	D	4/28/07	505006	721306	905	3.05	Friab	Trop	10	4	0.1
Trinidad	16005595	O	4/28/07	505150	721300	867	3.1	Friab	Cult	1	2	0.0
Trinidad	16005597	O	4/28/07	505052	721299	889	3.1	Friab	Trop	1	4	0.1
Trinidad	16005561	O	4/28/07	505000	721500	884	3	Compt	Grass	2190	14	0.2
Trinidad	16005562	O	4/28/07	505050	721500	871	3	Compt	Grass	16	12	0.2
Trinidad	16005563	O	4/28/07	505100	721500	865	3	Compt	Grass	50	7	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005564	O	4/28/07	505150	721497	855	3	Compt	Grass	24	17	0.6
Trinidad	16005565	O	4/28/07	505200	721500	843	2.6	Compt	Cult	4	48	0.5
Trinidad	16005566	O	4/28/07	505138	720893	886	2.5	Compt	Cult	1	6	0.2
Trinidad	16005567	O	4/28/07	505100	720900	901	3	Compt	Cult	1	1	0.2
Trinidad	16005801	O	6/14/07	504895	720700	993	3	Friab	Grass	1	0	0.0
Trinidad	16005802	O	6/14/07	504846	720694	1017	3	Compt	Grass	1	0	0.0
Trinidad	16005803	O	6/14/07	504800	720701	1031	3	Friab	Trop	1	0	0.0
Trinidad	16005804	O	6/14/07	504748	720694	1036	3	Compt	Trop	1	0	0.0
Trinidad	16005806	O	6/14/07	504698	720696	1042	3	Compt	Trop	3	0	0.0
Trinidad	16005807	O	6/14/07	504645	720700	1042	3	Compt	Trop	1	0	0.0
Trinidad	16005907	O	6/14/07	504704	720903	972	2.4	Friab	Trop	23	0	0.0
Trinidad	16005901	O	6/14/07	504950	720900	907	3	Compt	Trop	1	0	0.0
Trinidad	16005902	O	6/14/07	504900	720902	932	3	Compt	Trop	1	0	0.0
Trinidad	16005903	O	6/14/07	504850	720900	940	2.9	Compt	Trop	1	0	0.0
Trinidad	16005904	O	6/14/07	504800	720900	945	2.77	Friab	Trop	1	0	0.0
Trinidad	16005906	O	6/14/07	504750	720900	957	2.71	Friab	Trop	4	0	0.0
Trinidad	16005908	O	6/14/07	504650	720900	1005	2.8	Friab	Forest	1	0	0.0
Trinidad	16005809	O	6/14/07	504552	720715	1015	3	Friab	Grass	3	0	0.0
Trinidad	16005909	O	6/14/07	504600	720900	1055	3	Compt	Forest	1	0	0.0
Trinidad	16005910	O	6/14/07	504550	720900	1010	3	Friab	Grass	1	0	0.0
Trinidad	16005284	O	6/15/07	504902	721096	954	3.05	Friab	Forest	2	0	0.0
Trinidad	16005283	O	6/15/07	504949	721100	928	3	Compt	Trop	1	0	0.0
Trinidad	16005293	O	6/15/07	504338	721099	942	3	Compt	Grass	2	0	0.0
Trinidad	16005294	O	6/15/07	504296	721100	933	3.05	Compt	Grass	1	0	0.0
Trinidad	16005295	O	6/15/07	504248	721100	914	3	Compt	Grass	1	0	0.0
Trinidad	16005296	O	6/15/07	504202	721095	906	3	Compt	Grass	1	0	0.0
Trinidad	16005285	O	6/15/07	504853	721100	970	3	Friab	Forest	9	0	0.0
Trinidad	16005286	O	6/15/07	504798	721103	939	3	Friab	Grass	2	0	0.0
Trinidad	16005287	O	6/15/07	504741	721101	928	3	Friab	Grass	1	0	0.0
Trinidad	16005288	O	6/15/07	504688	721102	939	3	Friab	Grass	4	0	0.0
Trinidad	16005289	O	6/15/07	504649	721100	940	3	Compt	Grass	12	0	0.0
Trinidad	16005290	O	6/15/07	504561	721111	943	3	Friab	Grass	8	0	0.0
Trinidad	16005291	O	6/15/07	504492	721101	942	2.6	Friab	Grass	1	0	0.0
Trinidad	16005292	O	6/15/07	504446	721103	941	2.7	Friab	Grass	1	0	0.0
Trinidad	16005816	O	6/15/07	504005	720699	972	3.5	Compt	Forest	1	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005808	O	6/15/07	504613	720704	1041	3.3	Compt	Grass	1	0	0.0
Trinidad	16005814	O	6/15/07	504149	720700	959	3.8	Friab	Grass	1	0	0.0
Trinidad	16005810	O	6/15/07	504454	720697	995	3.5	Friab	Grass	1	0	0.0
Trinidad	16005811	O	6/15/07	504401	720701	981	3.12	Compt	Grass	1	0	0.0
Trinidad	16005812	O	6/15/07	504354	720703	959	3.5	Friab	Grass	1	0	0.0
Trinidad	16005813	O	6/15/07	504301	720701	938	4	Compt	Grass	1	0	0.0
Trinidad	16005815	O	6/15/07	504092	720704	960	3.5	Friab	Grass	1	0	0.0
Trinidad	16005919	O	6/15/07	504097	720896	930	2.9	Friab	Grass	1	0	0.0
Trinidad	16005917	O	6/15/07	504190	720900	921	2.6	Friab	Grass	7	0	0.0
Trinidad	16005911	O	6/15/07	504500	720897	955	3	Friab	Grass	1	0	0.0
Trinidad	16005912	O	6/15/07	504448	720906	947	2.9	Friab	Grass	1	0	0.0
Trinidad	16005913	O	6/15/07	504396	720900	985	2.9	Friab	Grass	1	0	0.0
Trinidad	16005914	O	6/15/07	504350	720900	959	2.9	Friab	Grass	2	0	0.0
Trinidad	16005915	O	6/15/07	504301	720898	924	2.6	Friab	Grass	4	0	0.0
Trinidad	16005916	O	6/15/07	504246	720909	912	2.6	Friab	Grass	2	0	0.0
Trinidad	16005918	O	6/15/07	504141	720911	924	3.2	Friab	Grass	1	0	0.0
Trinidad	16005920	O	6/15/07	504050	720893	921	2.8	Friab	Grass	18	0	0.0
Trinidad	16005921	O	6/15/07	504000	720901	955	2.7	Friab	Grass	1	0	0.0
Trinidad	16005922	D	6/15/07	504000	720900	955	3	Friab	Grass	1	0	0.0
Trinidad	16005924	O	6/16/07	504900	721501	890	3	Compt	Grass	10	0	0.0
Trinidad	16005817	O	6/16/07	505001	721699	867	3	Compt	Grass	676	0	0.0
Trinidad	16005818	O	6/16/07	504954	721700	867	3	Compt	Grass	622	0	0.0
Trinidad	16005819	O	6/16/07	504902	721701	896	3	Compt	Grass	523	0	0.0
Trinidad	16005820	O	6/16/07	504852	721703	915	3	Compt	Grass	24	0	0.0
Trinidad	16005923	O	6/16/07	504951	721501	882	3.1	Friab	Grass	263	0	0.0
Trinidad	16005926	O	6/16/07	504850	721500	870	2.96	Compt	Grass	39	0	0.0
Trinidad	16005927	O	6/16/07	504792	721503	880	2.6	Friab	Grass	7	0	0.0
Trinidad	16005928	O	6/16/07	504750	721500	875	3	Friab	Grass	9	0	0.0
Trinidad	16005929	O	6/16/07	504700	721500	910	3	Friab	Grass	2	0	0.0
Trinidad	16005931	O	6/16/07	504650	721500	900	2.95	Compt	Trop	85	0	0.0
Trinidad	16005932	O	6/16/07	504601	721497	885	3	Compt	Forest	3	0	0.0
Trinidad	16005933	O	6/16/07	504554	721502	870	2.9	Friab	Forest	1	0	0.0
Trinidad	16005821	O	6/16/07	504795	721708	919	3	Compt	Grass	37	0	0.0
Trinidad	16005822	O	6/16/07	504748	721700	934	3	Compt	Grass	14	0	0.0
Trinidad	16005823	O	6/16/07	504691	721702	909	3.03	Compt	Forest	13	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005824	D	6/16/07	504691	721702	909	3.03	Compt	Forest	31	0	0.0
Trinidad	16005826	O	6/16/07	504650	721704	884	3.1	Compt	Forest	17	0	0.0
Trinidad	16005827	O	6/16/07	504597	721700	872	3.2	Compt	Trop	10	0	0.0
Trinidad	16005828	O	6/16/07	504556	721704	880	3	Compt	Forest	10	0	0.0
Trinidad	16005297	O	6/16/07	504098	721102	908	3.1	Compt	Grass	1	0	0.0
Trinidad	16005298	O	6/16/07	504048	721102	917	2.9	Friab	Grass	1	0	0.0
Trinidad	16005299	D	6/16/07	504048	721102	917	2.9	Friab	Grass	1	0	0.0
Trinidad	16005651	O	6/16/07	503993	721099	929	4	Friab	Grass	2	0	0.0
Trinidad	16005658	O	6/16/07	504394	721303	887	3	Compt	Grass	1	0	0.0
Trinidad	16005659	O	6/16/07	504446	721302	889	2.9	Friab	Grass	8	0	0.0
Trinidad	16005660	O	6/16/07	504493	721303	887	2.2	Friab	Grass	4	0	0.0
Trinidad	16005648	O	6/16/07	504048	721296	925	3.1	Friab	Grass	8	0	0.0
Trinidad	16005649	D	6/16/07	504048	721296	925	3.1	Friab	Grass	14	0	0.0
Trinidad	16005652	O	6/16/07	503999	721298	946	3.1	Compt	Grass	2	0	0.0
Trinidad	16005653	O	6/16/07	504098	721296	919	3.1	Compt	Grass	1	0	0.0
Trinidad	16005654	O	6/16/07	504145	721299	899	3.1	Friab	Grass	1	0	0.0
Trinidad	16005656	O	6/16/07	504198	721302	898	3.1	Friab	Grass	1	0	0.0
Trinidad	16005657	O	6/16/07	504236	721306	893	3.1	Compt	Grass	3	0	0.0
Trinidad	16005934	O	6/16/07	504500	721500	895	4	Friab	Forest	12	0	0.0
Trinidad	16005938	O	6/16/07	504359	721493	915	2.6	Compt	Forest	56	0	0.0
Trinidad	16005936	O	6/16/07	504450	721500	910	3	Compt	Forest	26	0	0.0
Trinidad	16005937	O	6/16/07	504400	721500	915	2.5	Compt	Forest	6	0	0.0
Trinidad	16005832	O	6/16/07	504400	721701	891	3.08	Compt	Grass	43	0	0.0
Trinidad	16005829	O	6/16/07	504510	721700	906	3	Compt	Forest	1	0	0.0
Trinidad	16005831	O	6/16/07	504448	721699	901	3.1	Compt	Grass	4	0	0.0
Trinidad	16005939	O	6/16/07	504300	721504	920	3	Compt	Forest	48	0	0.0
Trinidad	16005940	O	6/16/07	504255	721506	934	3.1	Compt	Forest	13	0	0.0
Trinidad	16005941	O	6/16/07	504201	721500	975	3	Compt	Forest	6	0	0.0
Trinidad	16005661	O	6/18/07	504940	721306	901	3.05	Compt	Forest	3	0	0.0
Trinidad	16005662	O	6/18/07	504903	721303	889	3	Compt	Grass	1	0	0.0
Trinidad	16005663	O	6/18/07	504850	721289	877	3.1	Compt	Grass	2	0	0.0
Trinidad	16005669	O	6/18/07	504897	721697	887	3.15	Compt	Grass	58	0	0.0
Trinidad	16005670	O	6/18/07	504852	721697	898	3	Compt	Grass	5	0	0.0
Trinidad	16005671	O	6/18/07	504785	721906	888	3.1	Compt	Grass	5	0	0.0
Trinidad	16005672	O	6/18/07	504751	721697	901	3.1	Compt	Grass	1	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005667	O	6/18/07	504597	721321	879	3.1	Compt	Grass	2	0	0.0
Trinidad	16005664	O	6/18/07	504807	721314	871	3.1	Compt	Grass	2	0	0.0
Trinidad	16005665	O	6/18/07	504751	721284	872	3	Compt	Grass	2	0	0.0
Trinidad	16005666	O	6/18/07	504666	721319	880	3.1	Compt	Grass	1	0	0.0
Trinidad	16005668	O	6/18/07	504545	721314	887	3.1	Compt	Grass	2	0	0.0
Trinidad	16005834	O	6/18/07	504308	721700	871	3.9	Compt	Grass	7	0	0.0
Trinidad	16005833	O	6/18/07	504353	721698	875	3.2	Compt	Grass	4	0	0.0
Trinidad	16005835	O	6/18/07	504254	721702	862	3.31	Compt	Grass	1	0	0.0
Trinidad	16005846	O	6/18/07	504153	722103	888	3	Compt	Grass	9	0	0.0
Trinidad	16005953	O	6/18/07	504200	721901	878	2.93	Compt	Grass	9	0	0.0
Trinidad	16005954	O	6/18/07	504254	721902	857	3	Compt	Grass	8	0	0.0
Trinidad	16005945	O	6/18/07	504005	721500	970	3.1	Compt	Forest	60	0	0.0
Trinidad	16005836	O	6/18/07	504199	721704	862	3.8	Compt	Grass	1	0	0.0
Trinidad	16005837	O	6/18/07	504101	721690	875	3	Compt	Grass	11	0	0.0
Trinidad	16005838	O	6/18/07	503991	721697	886	3.3	Compt	Grass	1	0	0.0
Trinidad	16005839	O	6/18/07	504050	721699	878	3.04	Compt	Grass	16	0	0.0
Trinidad	16005935	O	6/18/07	504155	721502	973	3	Compt	Forest	122	0	0.0
Trinidad	16005942	O	6/18/07	504104	721494	970	3	Compt	Forest	4	0	0.0
Trinidad	16005943	O	6/18/07	504056	721498	965	3	Compt	Forest	5	0	0.0
Trinidad	16005944	D	6/18/07	504052	721499	965	3	Compt	Forest	19	0	0.0
Trinidad	16005845	O	6/18/07	504098	722102	910	3	Compt	Grass	5	0	0.0
Trinidad	16005951	O	6/18/07	504100	721900	917	3	Compt	Grass	79	0	0.0
Trinidad	16005952	O	6/18/07	504149	721900	901	3	Compt	Grass	3	0	0.0
Trinidad	16005840	O	6/18/07	503845	722101	895	3	Compt	Grass	32	0	0.0
Trinidad	16005841	O	6/18/07	503897	722100	920	3	Compt	Grass	7	0	0.0
Trinidad	16005842	O	6/18/07	503952	722101	919	3	Compt	Grass	4	0	0.0
Trinidad	16005843	O	6/18/07	504000	722100	892	3.1	Compt	Grass	54	0	0.0
Trinidad	16005844	O	6/18/07	504050	722097	905	3	Compt	Grass	2	0	0.0
Trinidad	16005946	O	6/18/07	503900	721900	927	3.1	Compt	Grass	4	0	0.0
Trinidad	16005947	O	6/18/07	503946	721900	894	3.1	Compt	Grass	8	0	0.0
Trinidad	16005948	O	6/18/07	503999	721900	884	2.9	Compt	Grass	32	0	0.0
Trinidad	16005949	O	6/18/07	504049	721901	860	2.9	Compt	Grass	12	0	0.0
Trinidad	16005965	O	6/19/07	504599	721898	865	2.95	Friab	Grass	3	0	0.0
Trinidad	16005966	O	6/19/07	504651	721898	856	2.8	Friab	Grass	13	0	0.0
Trinidad	16005967	O	6/19/07	504701	721900	898	2.8	Friab	Grass	4	0	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Trinidad	16005968	O	6/19/07	504701	721898	898	3.03	Friab	Grass	4	0	0.0
Trinidad	16005969	O	6/19/07	504648	722100	865	3.2	Compt	Grass	35	0	0.0
Trinidad	16005970	O	6/19/07	504600	722096	881	2.8	Compt	Grass	1	0	0.0
Trinidad	16005960	O	6/19/07	504351	721899	913	3	Compt	Grass	9	0	0.0
Trinidad	16005962	O	6/19/07	504449	721899	884	2.95	Friab	Grass	6	0	0.0
Trinidad	16005961	O	6/19/07	504400	721899	911	2.95	Friab	Grass	6	0	0.0
Trinidad	16005963	O	6/19/07	504500	721899	877	2.95	Friab	Grass	4	0	0.0
Trinidad	16005964	O	6/19/07	504550	721900	870	2.95	Friab	Grass	14	0	0.0
Trinidad	16005959	O	6/19/07	504302	721900	892	2.95	Compt	Grass	19	0	0.0
Trinidad	16005956	O	6/19/07	503750	721899	896	2.8	Compt	Grass	4	0	0.0
Trinidad	16005958	O	6/19/07	503850	721900	931	3.05	Compt	Grass	19	0	0.0
Trinidad	16005957	O	6/19/07	503800	721900	919	3.05	Friab	Grass	1	0	0.0
Trinidad	16005976	O	6/20/07	504402	722101	890	2.95	Compt	Grass	9	0	0.0
Trinidad	16005977	O	6/20/07	504451	722101	894	2.95	Compt	Grass	1	0	0.0
Trinidad	16005978	O	6/20/07	504502	722101	892	3	Compt	Grass	1	0	0.0
Trinidad	16005979	D	6/20/07	504504	722103	892	3	Compt	Grass	6	0	0.0
Trinidad	16005981	O	6/20/07	504550	722101	885	3.05	Compt	Grass	12	0	0.0
Trinidad	16005972	O	6/20/07	504252	722100	866	3	Compt	Grass	1	0	0.0
Trinidad	16005971	O	6/20/07	504198	722100	853	3	Compt	Grass	41	0	0.0
Trinidad	16005973	O	6/20/07	504305	722102	855	3	Compt	Grass	1	0	0.0
Trinidad	16005974	O	6/20/07	504349	722100	878	2.95	Compt	Grass	1	0	0.0
El Limon	16000019	O	9/27/06	509501	718702	967	3	Friab	Cult	2	2	0.1
El Limon	16000020	O	9/27/06	509500	718600	995	3	Friab	Forest	78	9	0.3
El Limon	16000018	O	9/27/06	509501	718793	984	2	Friab	Forest	13	9	0.3
El Limon	16000021	O	9/27/06	509497	718900	939	2	Friab	Forest	17	6	1.0
El Limon	16000025	O	9/28/06	509796	718505	977	1.6	Friab	Cult	1	53	0.5
El Limon	16000024	O	9/28/06	509601	718503	1023	3	Friab	Barren	1	39	0.1
El Limon	16000026	O	9/28/06	509700	718496	1012	2	Friab	Forest	1	39	0.3
El Limon	16000022	O	9/28/06	509505	718502	1041	3	Friab	Forest	7	64	0.4
El Limon	16000023	O	9/28/06	509401	718502	1078	2	Friab	Forest	1	46	0.4
El Limon	16000028	O	9/29/06	509985	718485	1046	1.2	Friab	Forest	1	81	0.3
El Limon	16000027	O	9/29/06	509899	718497	1012	3	Friab	Forest	1	14	0.1
El Limon	16000031	O	9/29/06	509503	718203	1092	2.9	Friab	Forest	2	27	0.4
El Limon	16000032	O	9/29/06	509505	718397	1059	1.8	Friab	Forest	279	88	0.9

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16000029	O	9/29/06	509506	718301	1057	3	Friab	Forest	33	50	0.8
El Limon	16000030	O	9/29/06	509496	718104	1121	2.8	Friab	Forest	8	78	0.6
El Limon	16000041	O	9/30/06	509499	717908	1128	2.8	Friab	Forest	1	55	4.0
El Limon	16000042	O	9/30/06	509501	718002	1185	3	Friab	Forest	1	74	0.4
El Limon	16000060	O	10/03/06	509310	718899	1009	3.1	Friab	Forest	1	1	0.0
El Limon	16000059	O	10/03/06	509205	718910	987	3	Friab	Forest	6	3	0.0
El Limon	16000061	O	10/04/06	509195	718503	977	2.5	Friab	Forest	18	20	0.3
El Limon	16000062	D	10/04/06	509195	718503	977	2.5	Friab	Forest	59	29	0.5
El Limon	16000068	O	10/04/06	509305	718500	1000	2.7	Friab	Forest	1	43	0.2
El Limon	16000069	O	10/04/06	509406	718892	981	3.2	Friab	Forest	1	2	0.1
El Limon	16000063	O	10/04/06	509010	718890	1013	2.5	Friab	Forest	1	8	0.0
El Limon	16000064	O	10/04/06	509098	718916	991	2.2	Friab	Forest	66	26	0.0
El Limon	16000066	O	10/04/06	508900	718495	975	3.1	Friab	Forest	7	5	0.4
El Limon	16000067	O	10/04/06	509109	718495	978	2.8	Friab	Forest	6	3	0.0
El Limon	16000065	O	10/04/06	509007	718509	1003	2.7	Friab	Forest	2	2	0.1
El Limon	16000073	O	10/05/06	509848	718497	982	2.5	Friab	Cult	1	76	0.2
El Limon	16000070	O	10/05/06	510097	718503	1058	3.2	Friab	Forest	1	43	0.2
El Limon	16000071	O	10/05/06	510059	718495	1064	2.6	Friab	Forest	1	49	0.2
El Limon	16000072	O	10/05/06	509952	718503	1055	2.5	Friab	Forest	1	76	0.3
El Limon	16000077	O	10/05/06	509641	718504	998	1.6	Friab	Forest	1	16	0.1
El Limon	16000075	D	10/05/06	509753	718505	987	2.5	Friab	Forest	1	90	0.3
El Limon	16000074	O	10/05/06	509753	718505	987	2.5	Friab	Forest	1	102	0.3
El Limon	16000079	O	10/05/06	509556	718510	1012	1.3	Friab	Forest	87	26	0.7
El Limon	16000078	O	10/05/06	509459	718498	1024	3.1	Friab	Forest	56	29	0.5
El Limon	16000081	O	10/06/06	509445	718107	1145	3.15	Friab	Forest	1	60	0.8
El Limon	16000082	O	10/06/06	509395	718100	1145	3	Friab	Forest	1	37	1.1
El Limon	16000084	O	10/06/06	509354	718102	1108	3	Friab	Forest	1	1	0.2
El Limon	16000086	O	10/06/06	509202	718105	1050	3	Friab	Forest	1	156	0.2
El Limon	16000083	O	10/06/06	509297	718095	1107	3.2	Friab	Forest	1	48	0.3
El Limon	16000085	O	10/06/06	509250	718101	1076	3	Friab	Forest	1	56	0.2
El Limon	16000087	D	10/06/06	509202	718105	1050	3	Friab	Forest	1	138	0.2
El Limon	16000091	O	10/06/06	508901	718091	1027	2.5	Friab	Forest	12	24	0.2
El Limon	16000088	O	10/06/06	509145	718092	1020	2.5	Friab	Forest	1	42	0.2
El Limon	16000089	O	10/06/06	509108	718098	1008	3	Friab	Forest	1	38	0.1
El Limon	16000090	O	10/06/06	509005	718091	1030	3	Friab	Forest	4	70	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16000934	O	10/23/06	509896	718107	1146	3	Friab	Forest	1	29	0.3
El Limon	16000935	O	10/23/06	509949	718106	1128	2.8	Compt	Forest	21	20	0.9
El Limon	16000936	O	10/23/06	509996	718103	1126	3.1	Friab	Forest	3	38	0.5
El Limon	16000933	O	10/23/06	509850	718101	1165	3	Friab	Forest	1	76	0.4
El Limon	16000937	D	10/23/06	509996	718103	1126	3.1	Friab	Forest	2	41	0.6
El Limon	16000938	O	10/23/06	510049	718101	1119	3	Compt	Forest	12	73	2.7
El Limon	16000932	O	10/23/06	509797	718095	1122	3.1	Friab	Forest	2	67	1.0
El Limon	16000929	O	10/23/06	509707	718106	1113	2.7	Friab	Forest	37	41	0.9
El Limon	16000931	O	10/23/06	509754	718103	1121	3	Friab	Cult	2	57	0.8
El Limon	16000927	O	10/23/06	509601	718107	1135	3	Friab	Forest	1	56	0.5
El Limon	16000928	O	10/23/06	509646	718104	1114	3	Friab	Forest	3	55	4.6
El Limon	16000926	O	10/23/06	509550	718105	1126	2.7	Friab	Forest	1	56	4.1
El Limon	16000942	O	10/24/06	510249	718100	1049	2.8	Friab	Forest	1	6	0.2
El Limon	16000941	O	10/24/06	510199	718096	1084	2.7	Friab	Forest	1	69	0.2
El Limon	16000946	O	10/24/06	510450	718097	1045	3	Compt	Cult	4	30	0.3
El Limon	16000944	O	10/24/06	510351	718100	1032	3.1	Friab	Forest	1	19	0.1
El Limon	16000945	O	10/24/06	510399	718101	1044	2.9	Friab	Grass	20	39	0.2
El Limon	16000947	O	10/24/06	510498	718107	1004	3	Friab	Cult	1	27	0.3
El Limon	16000943	O	10/24/06	510298	718104	1028	3	Friab	Cult	1	4	0.1
El Limon	16000939	O	10/24/06	510099	718100	1106	2.9	Friab	Forest	1	38	0.2
El Limon	16000940	O	10/24/06	510151	718099	1092	2.9	Friab	Forest	1	31	0.2
El Limon	16002098	D	11/01/06	509049	718900	1013	3.5	Friab	Forest	1	6	0.0
El Limon	16002501	O	11/01/06	509252	718901	1000	3	Friab	Forest	1	1	0.1
El Limon	16002502	O	11/01/06	509351	718897	992	3	Friab	Forest	2	8	0.1
El Limon	16002503	O	11/01/06	509449	718899	982	2	Friab	Grass	1	4	0.1
El Limon	16002099	O	11/01/06	509151	718899	981	3	Friab	Grass	9	5	0.2
El Limon	16002097	O	11/01/06	509049	718900	1013	3.5	Friab	Forest	1	5	0.0
El Limon	16002504	O	11/02/06	509352	718499	1059	4	Friab	Forest	33	30	0.2
El Limon	16002506	O	11/02/06	509250	718502	1054	3.4	Friab	Forest	6	31	0.2
El Limon	16002510	O	11/02/06	508851	718498	1010	3	Friab	Forest	17	10	0.1
El Limon	16002512	D	11/02/06	508799	718501	1029	3	Friab	Forest	28	6	0.1
El Limon	16002507	O	11/02/06	509149	718498	1027	1.7	Friab	Forest	85	18	0.6
El Limon	16002508	O	11/02/06	509050	718498	992	2	Friab	Forest	3	2	0.2
El Limon	16002513	O	11/02/06	508754	718498	1016	3.5	Friab	Forest	1	10	0.1
El Limon	16002509	O	11/02/06	508949	718495	986	3.4	Friab	Forest	5	6	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16002511	O	11/02/06	508799	718501	1029	3	Friab	Forest	26	7	0.1
El Limon	16002514	O	11/02/06	508701	718496	977	3.4	Friab	Forest	1	2	0.1
El Limon	16002566	O	11/03/06	510450	718305	982	2.5	Friab	Cult	2	44	0.5
El Limon	16002567	O	11/03/06	510495	718308	975	3	Compt	Cult	1	36	0.7
El Limon	16002570	O	11/03/06	510251	718316	1003	2	Friab	Cult	2	33	0.4
El Limon	16002569	O	11/03/06	510294	718299	982	1.3	Compt	Grass	235	29	0.8
El Limon	16002571	O	11/03/06	510197	718298	1019	2	Friab	Cult	1	49	0.8
El Limon	16002568	O	11/03/06	510403	718306	980	2	Friab	Cult	187	13	1.8
El Limon	16002578	O	11/03/06	509940	718303	1130	2.8	Friab	Grass	1	40	0.2
El Limon	16002572	O	11/03/06	510147	718302	1038	2.5	Friab	Cult	1	34	0.6
El Limon	16002573	O	11/03/06	510101	718299	1067	2.75	Compt	Cult	19	38	3.4
El Limon	16002574	O	11/03/06	510050	718301	1100	3	Compt	Grass	7	40	0.4
El Limon	16002576	D	11/03/06	510050	718301	1100	3	Compt	Grass	8	38	0.4
El Limon	16002577	O	11/03/06	510001	718301	1106	3	Friab	Forest	10	0	0.0
El Limon	16002524	D	11/03/06	509049	718102	1003	3.4	Friab	Grass	11	62	0.4
El Limon	16002522	O	11/03/06	508948	718098	1023	3.4	Friab	Forest	1	29	0.1
El Limon	16002523	O	11/03/06	509049	718102	1003	3.4	Friab	Grass	9	57	0.4
El Limon	16002521	O	11/03/06	508851	718100	1035	3.5	Friab	Forest	1	48	0.2
El Limon	16002520	O	11/03/06	508801	718099	1024	3.1	Friab	Forest	6	45	0.2
El Limon	16002519	O	11/03/06	508751	718096	1028	3.2	Friab	Forest	16	117	0.6
El Limon	16002518	O	11/03/06	508703	718100	1026	3	Friab	Forest	1	37	0.2
El Limon	16002515	O	11/03/06	508550	718101	970	2.6	Friab	Cult	1	42	0.4
El Limon	16002516	O	11/03/06	508598	718101	991	3.5	Friab	Forest	1	11	0.1
El Limon	16002517	O	11/03/06	508649	718097	1007	3.2	Friab	Forest	1	24	0.2
El Limon	16002588	O	11/04/06	509898	718300	1106	1.9	Friab	Forest	1	56	0.2
El Limon	16002583	O	11/04/06	509700	718302	718302	5	Friab	Grass	9	62	0.2
El Limon	16002587	D	11/04/06	509847	718300	0	3	Friab	Forest	0	0	0.0
El Limon	16002585	O	11/04/06	509800	718300	1102	3	Friab	Grass	2	49	0.1
El Limon	16002586	O	11/04/06	509847	718300	0	3	Friab	Forest	1	104	0.2
El Limon	16002579	O	11/04/06	509549	718301	1061	2.4	Friab	Cult	30	60	2.1
El Limon	16002582	O	11/04/06	509651	718300	1098	3	Friab	Cult	2	51	0.2
El Limon	16002581	O	11/04/06	509601	718300	1073	3	Friab	Cult	148	97	1.8
El Limon	16002584	O	11/04/06	509750	718302	1085	3	Friab	Cult	6	42	0.4
El Limon	16002526	O	11/04/06	509201	718302	1064	2.5	Friab	Forest	3	41	0.8
El Limon	16002527	O	11/04/06	509249	718301	1074	3	Compt	Grass	21	19	0.4

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16002528	O	11/04/06	509301	718301	1096	3.5	Friab	Forest	20	36	0.2
El Limon	16002532	O	11/04/06	509449	718301	1069	3.4	Friab	Forest	20	159	3.1
El Limon	16002531	O	11/04/06	509401	718302	1112	2.3	Friab	Forest	36	166	0.8
El Limon	16002529	O	11/04/06	509349	718299	1124	3.2	Friab	Forest	5	78	0.3
El Limon	16002544	O	11/06/06	509749	717914	1101	3	Friab	Cult	5	84	0.7
El Limon	16002540	O	11/06/06	509552	717898	1136	3	Friab	Forest	9	61	2.7
El Limon	16002541	O	11/06/06	509599	717903	1118	3	Friab	Forest	1	42	3.9
El Limon	16002542	O	11/06/06	509651	717903	1114	3	Friab	Forest	1	38	0.5
El Limon	16002543	O	11/06/06	509700	717904	1105	2.1	Friab	Forest	1	44	0.4
El Limon	16002537	D	11/06/06	509250	717903	1078	3	Friab	Cult	137	41	1.0
El Limon	16002533	O	11/06/06	509400	717901	1172	3	Friab	Grass	1	65	0.4
El Limon	16002534	O	11/06/06	509349	717902	1141	3	Friab	Grass	1	9	0.2
El Limon	16002535	O	11/06/06	509304	717898	1111	3	Friab	Cult	1	63	0.9
El Limon	16002536	O	11/06/06	509250	717903	1078	3	Friab	Cult	8	28	1.0
El Limon	16002538	O	11/06/06	509208	717903	1066	3	Friab	Cult	1	244	1.1
El Limon	16002539	O	11/06/06	509457	717899	1146	3	Friab	Forest	1	69	1.9
El Limon	16002593	O	11/07/06	510202	717904	1077	3	Friab	Cult	1	27	0.3
El Limon	16002589	O	11/07/06	509997	717907	1074	3	Friab	Cult	1	26	0.6
El Limon	16002592	O	11/07/06	510160	717904	1071	3	Friab	Forest	2	30	0.4
El Limon	16002546	O	11/07/06	509850	717903	1119	3	Friab	Forest	19	65	1.1
El Limon	16002547	O	11/07/06	509899	717905	1109	3	Friab	Forest	1	26	0.6
El Limon	16002548	O	11/07/06	509953	717905	1111	3	Friab	Forest	1	28	0.6
El Limon	16002549	D	11/07/06	509953	717905	1111	3	Friab	Forest	1	28	0.8
El Limon	16002545	O	11/07/06	509800	717905	1116	3	Friab	Forest	2	28	1.0
El Limon	16002590	O	11/07/06	510052	717905	1073	3	Friab	Cult	1	42	0.6
El Limon	16002591	O	11/07/06	510098	717907	1074	3	Friab	Forest	6	30	1.4
El Limon	16000319	O	11/10/06	510499	717890	988	2.5	Friab	Cult	5	78	0.1
El Limon	16000314	O	11/10/06	510249	717901	1054	3	Friab	Cult	1	28	0.1
El Limon	16000315	O	11/10/06	510302	717905	1036	3	Friab	Cult	1	7	0.1
El Limon	16000316	O	11/10/06	510344	717900	1024	3	Friab	Grass	1	21	0.2
El Limon	16000317	O	11/10/06	510400	717900	990	3	Friab	Cult	1	48	0.2
El Limon	16000318	O	11/10/06	510475	717890	986	3	Friab	Cult	1	22	0.2
El Limon	16004571	O	2/23/07	508943	717898	1014	3.1	Compt	Grass	30	85	0.4
El Limon	16004567	O	2/23/07	509153	717903	1031	2.9	Friab	Trop	1	17	0.2
El Limon	16004570	O	2/23/07	509006	717898	1006	3.06	Friab	Forest	1	61	5.5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16004572	O	2/23/07	508894	717908	1039	3	Friab	Cult	1	41	0.1
El Limon	16004573	O	2/23/07	508851	717898	1030	3.1	Friab	Grass	1	31	0.1
El Limon	16004577	O	2/23/07	508751	717900	1000	3	Compt	Grass	38	39	0.5
El Limon	16004578	O	2/23/07	508702	717906	988	3.08	Friab	Grass	1	28	0.3
El Limon	16004568	O	2/23/07	509095	717904	1010	2.95	Friab	Trop	5	59	1.4
El Limon	16004569	O	2/23/07	509058	717895	999	3	Compt	Cult	1	121	3.3
El Limon	16004574	D	2/23/07	508851	717898	1030	3.1	Friab	Grass	1	19	0.1
El Limon	16004576	O	2/23/07	508804	717901	1011	3.1	Compt	Grass	1	65	0.2
El Limon	16004579	O	2/23/07	508589	717878	983	2.95	Friab	Grass	1	27	0.2
El Limon	16004581	O	2/23/07	508552	717893	983	3.05	Compt	Grass	141	62	0.7
El Limon	16004582	O	2/23/07	508502	717895	994	2.8	Friab	Forest	1	31	0.8
El Limon	16004583	O	2/24/07	508246	717890	993	2.9	Compt	Grass	1	16	0.1
El Limon	16004586	O	2/24/07	508100	717904	1010	3	Friab	Forest	1	1	0.0
El Limon	16004584	O	2/24/07	508206	717905	994	2.95	Compt	Grass	11	5	0.5
El Limon	16004585	O	2/24/07	508142	717890	1005	2.1	Compt	Cult	17	20	0.7
El Limon	16004587	O	2/24/07	508052	717902	1012	2.95	Friab	Forest	1	2	0.0
El Limon	16004588	O	2/24/07	508006	717879	1014	2.9	Friab	Forest	1	2	0.0
El Limon	16004591	O	2/24/07	507851	717895	1041	3.05	Compt	Forest	8	4	0.3
El Limon	16004594	O	2/24/07	507702	717895	1017	3.02	Compt	Forest	1	4	0.0
El Limon	16004589	O	2/24/07	507949	717901	1026	3	Friab	Forest	17	3	0.0
El Limon	16004590	O	2/24/07	507907	717901	1035	3	Friab	Forest	1	14	0.1
El Limon	16004592	O	2/24/07	507806	717889	1027	3.1	Compt	Forest	7	10	0.1
El Limon	16004593	O	2/24/07	507751	717894	1020	3.2	Compt	Forest	9	7	0.4
El Limon	16004595	O	2/24/07	507650	717898	1022	3	Compt	Forest	2	6	0.2
El Limon	16004596	O	2/24/07	507602	717901	982	3	Friab	Forest	1	15	0.1
El Limon	16006441	O	6/25/07	509051	718698	1002	3	Friab	Forest	1	1	0.1
El Limon	16006445	O	6/25/07	509250	718702	1000	3	Friab	Trop	1	1	0.1
El Limon	16006446	O	6/25/07	509305	718703	985	3	Compt	Trop	62	26	0.3
El Limon	16006447	O	6/25/07	509350	718703	1038	3	Compt	Trop	1	1	0.0
El Limon	16006448	O	6/25/07	509398	718700	1055	3	Friab	Trop	1	2	0.0
El Limon	16006437	O	6/25/07	508849	718701	996	3	Compt	Trop	1	2	0.1
El Limon	16006438	O	6/25/07	508900	718702	972	3	Compt	Trop	1	2	0.1
El Limon	16006440	O	6/25/07	509000	718706	976	3	Friab	Trop	1	1	0.1
El Limon	16006443	O	6/25/07	509152	718700	1022	3	Compt	Forest	2	1	0.1
El Limon	16006444	O	6/25/07	509201	718700	1030	3	Compt	Forest	1	1	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16006435	O	6/25/07	508750	718699	962	3	Compt	Trop	10	3	0.2
El Limon	16006436	O	6/25/07	508800	718700	980	3	Compt	Trop	1	1	0.1
El Limon	16006439	O	6/25/07	508947	718701	976	3	Compt	Trop	1	2	0.0
El Limon	16006442	O	6/25/07	509091	718702	1000	3	Friab	Forest	2	1	0.2
El Limon	16006524	D	6/25/07	508748	718299	981	3	Compt	Forest	35	3	0.1
El Limon	16006523	O	6/25/07	508748	718299	981	3	Compt	Forest	106	3	0.2
El Limon	16006511	O	6/25/07	508347	718100	1003	3.15	Friab	Cult	1	3	0.0
El Limon	16006509	O	6/25/07	508445	718104	1002	3.1	Friab	Forest	1	26	0.0
El Limon	16006510	O	6/25/07	508399	718103	1026	3.3	Compt	Forest	6	14	0.1
El Limon	16006513	O	6/25/07	508231	718099	980	3.1	Friab	Cult	1	3	0.1
El Limon	16006512	O	6/25/07	508297	718099	990	3	Friab	Cult	1	2	0.0
El Limon	16006514	O	6/25/07	508196	718099	1002	3	Compt	Forest	1	6	0.1
El Limon	16006516	O	6/25/07	508103	718099	1020	3.1	Friab	Trop	1	6	0.0
El Limon	16006519	O	6/25/07	507947	718098	998	3.15	Compt	Cult	3	4	0.1
El Limon	16006515	O	6/25/07	508149	718099	1031	3.1	Compt	Forest	4	13	0.1
El Limon	16006517	O	6/25/07	508048	718100	1013	3.1	Friab	Forest	1	7	0.0
El Limon	16006518	O	6/25/07	507986	718089	998	3	Compt	Cult	1	2	0.1
El Limon	16006520	O	6/25/07	507901	718105	993	2.8	Compt	Cult	1	3	0.4
El Limon	16006473	O	6/26/07	510598	718704	1020	3	Compt	Trop	1	44	0.1
El Limon	16006474	D	6/26/07	510598	718703	1020	3	Compt	Trop	1	45	0.1
El Limon	16006476	O	6/26/07	510646	718704	944	4	Compt	Trop	1	42	0.1
El Limon	16006466	O	6/26/07	510203	718704	968	2.8	Friab	Trop	2	57	0.3
El Limon	16006467	O	6/26/07	510250	718704	975	3	Friab	Trop	12	55	1.3
El Limon	16006470	O	6/26/07	510396	718699	979	3	Compt	Trop	1	47	0.2
El Limon	16006468	O	6/26/07	510298	718700	965	3	Compt	Trop	1	59	0.4
El Limon	16006469	O	6/26/07	510350	718703	970	3	Compt	Trop	1	55	0.7
El Limon	16006471	O	6/26/07	510500	718699	1000	3	Friab	Trop	1	76	0.2
El Limon	16006472	O	6/26/07	510550	718702	1020	3	Compt	Trop	1	44	0.1
El Limon	16006464	O	6/26/07	510096	718705	950	3	Friab	Trop	1	41	0.3
El Limon	16006463	O	6/26/07	510051	718702	960	3	Friab	Trop	37	67	0.6
El Limon	16006465	O	6/26/07	510150	718701	962	3	Friab	Trop	1	115	0.7
El Limon	16006522	O	6/26/07	509102	718298	1074	3.5	Friab	Forest	1	32	0.1
El Limon	16006526	O	6/26/07	509054	718300	1040	2.5	Friab	Forest	16	26	0.2
El Limon	16006527	O	6/26/07	508999	718301	1014	3	Friab	Trop	21	43	0.2
El Limon	16006521	O	6/26/07	509144	718298	1091	3.1	Friab	Trop	3	42	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16006528	O	6/26/07	508898	718301	987	3.1	Friab	Forest	16	49	0.5
El Limon	16006529	O	6/26/07	508847	718300	992	3	Friab	Forest	2	11	0.1
El Limon	16006459	O	6/26/07	509848	718700	926	3	Friab	Trop	163	35	4.1
El Limon	16006461	O	6/26/07	509951	718698	965	3	Friab	Trop	7	147	0.4
El Limon	16006462	O	6/26/07	510001	718702	945	3	Friab	Trop	4	72	0.1
El Limon	16006453	O	6/26/07	509551	718700	965	3	Friab	Trop	1	2	0.1
El Limon	16006460	O	6/26/07	509896	718701	931	2.9	Friab	Trop	23	49	0.2
El Limon	16006454	O	6/26/07	509605	718703	984	3	Friab	Trop	1	2	0.1
El Limon	16006456	O	6/26/07	509651	718703	959	3	Friab	Trop	1	2	0.1
El Limon	16006457	O	6/26/07	509701	718703	940	3	Friab	Trop	22	12	0.7
El Limon	16006458	O	6/26/07	509805	718700	941	3	Friab	Trop	162	91	0.3
El Limon	16006452	O	6/26/07	509502	718710	960	3	Friab	Trop	1	3	0.2
El Limon	16006451	O	6/26/07	509450	718705	980	3	Friab	Trop	1	2	0.0
El Limon	16006532	O	6/26/07	508698	718300	945	2.9	Friab	Forest	6	5	0.2
El Limon	16006533	O	6/26/07	508648	718302	954	3	Compt	Trop	42	18	0.1
El Limon	16006534	O	6/26/07	508598	718301	960	3.1	Friab	Trop	18	12	0.1
El Limon	16006531	O	6/26/07	508797	718299	1015	3.1	Friab	Forest	4	3	0.1
El Limon	16006477	O	6/27/07	510701	718710	980	4	Compt	Trop	1	54	1.7
El Limon	16006478	O	6/27/07	510753	718710	999	3	Compt	Trop	1	33	0.1
El Limon	16006479	O	6/27/07	510804	718700	973	3	Friab	Trop	1	54	0.1
El Limon	16006481	O	6/27/07	510850	718703	955	3	Friab	Trop	1	55	0.2
El Limon	16006541	O	6/27/07	509953	718900	903	2.9	Compt	Trop	2	3	0.1
El Limon	16006546	O	6/27/07	510249	718898	920	3	Friab	Trop	2	21	0.2
El Limon	16006549	D	6/27/07	510304	718900	916	2.8	Friab	Cult	15	16	0.3
El Limon	16006548	O	6/27/07	510304	718900	916	2.8	Friab	Cult	2920	34	1.7
El Limon	16006543	O	6/27/07	510119	718903	886	3.1	Friab	Trop	1	12	0.1
El Limon	16006544	O	6/27/07	510195	718900	880	2.9	Friab	Cult	4	22	0.2
El Limon	16006547	O	6/27/07	510335	718895	879	3	Friab	Cult	10	20	0.3
El Limon	16006545	O	6/27/07	510153	718897	885	3	Compt	Cult	108	59	0.6
El Limon	16006542	O	6/27/07	509990	718895	887	2	Friab	Cult	16	36	0.3
El Limon	16006540	O	6/27/07	509904	718898	884	3	Compt	Cult	111	11	0.3
El Limon	16006535	O	6/27/07	509554	718905	940	2.5	Friab	Forest	3	4	0.1
El Limon	16006539	O	6/27/07	509749	718901	884	2.6	Compt	Cult	222	6	0.8
El Limon	16006536	O	6/27/07	509601	718901	924	2.8	Friab	Trop	1	3	0.1
El Limon	16006537	O	6/27/07	509652	718899	913	2.9	Friab	Trop	1	3	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16006538	O	6/27/07	509701	718899	888	3.1	Friab	Trop	1	2	0.1
El Limon	16006987	O	6/28/07	511855	718895	957	3	Friab	Cult	1	1	0.2
El Limon	16006986	O	6/28/07	511801	718897	970	3	Friab	Cult	1	31	0.4
El Limon	16006983	O	6/28/07	511655	718906	967	3.02	Friab	Cult	1	33	0.3
El Limon	16006981	O	6/28/07	511556	718899	963	3	Friab	Cult	1	32	0.1
El Limon	16006982	O	6/28/07	511598	718903	979	3	Compt	Cult	3	18	0.5
El Limon	16006985	O	6/28/07	511750	718896	965	3	Friab	Cult	1	31	0.3
El Limon	16006979	O	6/28/07	511500	718900	957	3	Friab	Cult	1	33	0.3
El Limon	16006984	O	6/28/07	511707	718903	957	3.1	Compt	Cult	2	25	0.2
El Limon	16006492	O	6/28/07	511500	718688	930	3	Friab	Trop	1	20	0.2
El Limon	16006491	O	6/28/07	511349	718702	936	3	Friab	Trop	1	33	0.1
El Limon	16006484	O	6/28/07	511000	718702	955	3	Friab	Trop	1	39	0.1
El Limon	16006488	O	6/28/07	511199	718700	965	3	Compt	Trop	1	29	0.1
El Limon	16006489	O	6/28/07	511250	718702	945	3	Friab	Trop	1	39	0.1
El Limon	16006490	O	6/28/07	511299	718703	920	3	Friab	Trop	1	34	0.3
El Limon	16006487	O	6/28/07	511148	718700	955	3	Compt	Trop	1	40	0.1
El Limon	16006485	O	6/28/07	511050	718700	960	3	Friab	Trop	1	33	0.1
El Limon	16006486	O	6/28/07	511101	718700	926	3	Friab	Trop	1	58	0.1
El Limon	16006562	O	6/28/07	510900	718900	981	3	Compt	Cult	1	20	0.1
El Limon	16006563	O	6/28/07	510951	718900	984	3.1	Friab	Cult	1	34	0.1
El Limon	16006560	O	6/28/07	510804	718899	983	3	Friab	Cult	1	39	0.1
El Limon	16006561	O	6/28/07	510851	718901	998	3.1	Friab	Cult	1	30	0.1
El Limon	16006483	O	6/28/07	510950	718696	960	3	Compt	Trop	1	95	0.2
El Limon	16006482	O	6/28/07	510900	718699	931	3	Friab	Trop	1	24	0.1
El Limon	16006558	O	6/28/07	510700	718897	950	2.8	Compt	Cult	3	34	0.1
El Limon	16006559	O	6/28/07	510764	718904	962	2.5	Friab	Trop	1	96	0.1
El Limon	16006556	O	6/28/07	510602	718899	930	2.8	Friab	Trop	1	30	0.2
El Limon	16006557	O	6/28/07	510648	718900	941	2.8	Friab	Cult	2	36	0.3
El Limon	16006551	O	6/28/07	510403	718898	877	2.6	Friab	Cult	37	12	1.8
El Limon	16006552	O	6/28/07	510455	718901	891	3	Friab	Cult	1670	13	2.5
El Limon	16006553	O	6/28/07	510507	718897	893	3	Friab	Trop	3	35	0.3
El Limon	16006554	O	6/28/07	510547	718899	913	2.8	Friab	Cult	1	13	0.6
El Limon	16006573	O	6/29/07	511952	718903	944	2.9	Friab	Trop	1	24	0.1
El Limon	16006577	O	6/29/07	511903	718902	935	2.8	Friab	Cult	6	49	1.0
El Limon	16006574	D	6/29/07	511952	718903	944	2.9	Friab	Trop	1	41	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16006578	O	6/29/07	512001	718893	915	3	Friab	Cult	1	39	0.9
El Limon	16006499	D	6/29/07	511848	718508	886	3	Friab	Grass	1	22	0.1
El Limon	16006493	O	6/29/07	511949	718693	875	3	Friab	Grass	1	31	0.6
El Limon	16006494	O	6/29/07	512000	718697	871	3	Friab	Grass	11	25	0.5
El Limon	16006495	O	6/29/07	512000	718503	898	3	Compt	Grass	1	31	0.3
El Limon	16006496	O	6/29/07	511950	718500	890	3	Friab	Grass	1	12	0.1
El Limon	16006497	O	6/29/07	511902	718504	881	3	Friab	Grass	1	10	0.1
El Limon	16006498	O	6/29/07	511846	718507	886	3	Friab	Grass	1	35	0.1
El Limon	16006588	O	6/29/07	511802	718502	899	3	Friab	Grass	1	22	0.0
El Limon	16006589	O	6/29/07	511753	718500	915	3	Friab	Grass	1	26	0.1
El Limon	16006593	O	6/29/07	511548	718503	965	3	Friab	Grass	1	57	0.1
El Limon	16006590	O	6/29/07	511702	718501	935	3	Compt	Grass	1	23	0.2
El Limon	16006591	O	6/29/07	511650	718502	944	3	Friab	Grass	1	22	0.0
El Limon	16006592	O	6/29/07	511601	718501	963	3	Friab	Grass	1	30	0.1
El Limon	16006594	O	6/29/07	511450	718501	977	3	Friab	Grass	1	60	0.1
El Limon	16006595	O	6/29/07	511402	718504	950	3	Friab	Grass	1	27	0.1
El Limon	16006576	O	6/29/07	511452	718900	935	2.8	Friab	Cult	1	22	0.3
El Limon	16006568	O	6/29/07	511200	718902	929	3.1	Friab	Cult	1	28	0.2
El Limon	16006569	O	6/29/07	511251	718899	913	2.9	Friab	Cult	1	25	0.4
El Limon	16006571	O	6/29/07	511354	718897	924	2.8	Friab	Cult	1	32	0.4
El Limon	16006572	O	6/29/07	511402	718898	938	2.9	Friab	Cult	1	35	0.2
El Limon	16006570	O	6/29/07	511288	718904	919	2.9	Friab	Cult	1	21	0.2
El Limon	16006566	O	6/29/07	511101	718902	935	3	Friab	Cult	1	8	0.2
El Limon	16006567	O	6/29/07	511148	718898	948	3.1	Compt	Cult	2	27	0.2
El Limon	16006564	O	6/29/07	511003	718900	964	3	Friab	Cult	1	26	0.1
El Limon	16006565	O	6/29/07	511051	718899	946	3.1	Friab	Cult	2	23	0.1
El Limon	16006601	O	6/29/07	510696	718497	989	3	Friab	Cult	1	34	0.2
El Limon	16006603	O	6/29/07	510801	718496	991	3	Friab	Cult	1	45	0.1
El Limon	16006999	D	6/29/07	510652	718508	1022	3	Compt	Trop	1	29	0.1
El Limon	16006602	O	6/29/07	510754	718502	1000	3.2	Friab	Cult	1	13	0.2
El Limon	16006997	O	6/29/07	510600	718500	986	3	Friab	Forest	1	38	0.2
El Limon	16006998	O	6/29/07	510652	718508	1022	3	Compt	Trop	1	32	0.2
El Limon	16006994	O	6/29/07	510450	718500	1021	3.1	Friab	Cult	1	32	0.3
El Limon	16006990	O	6/29/07	510255	718506	1064	3	Friab	Trop	1	30	0.5
El Limon	16006993	O	6/29/07	510396	718509	1028	3	Friab	Trop	1	38	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
El Limon	16006995	O	6/29/07	510500	718500	1036	3	Friab	Trop	1	45	0.3
El Limon	16006989	O	6/29/07	510209	718497	1062	3	Friab	Forest	1	53	0.2
El Limon	16006991	O	6/29/07	510315	718492	1048	3	Friab	Trop	1	158	0.4
El Limon	16006992	O	6/29/07	510356	718496	1031	3	Compt	Forest	6	45	0.2
El Limon	16006996	O	6/29/07	510551	718506	1018	3.1	Compt	Trop	2	39	0.2
El Limon	16006988	O	6/29/07	510159	718498	1065	3	Friab	Forest	1	19	0.1
El Limon	16006598	O	6/30/07	511800	718650	887	3	Friab	Grass	13	47	0.1
El Limon	16006596	O	6/30/07	511900	718650	875	3	Friab	Grass	121	31	0.2
El Limon	16006597	O	6/30/07	511850	718652	887	3	Compt	Grass	1	20	0.1
El Limon	16006599	D	6/30/07	511798	718650	887	3	Friab	Grass	1	22	0.1
El Limon	16006614	O	6/30/07	511749	718653	888	3	Friab	Grass	1	26	0.1
El Limon	16006616	O	6/30/07	511649	718661	901	3	Friab	Grass	1	22	0.2
El Limon	16006617	O	6/30/07	511597	718670	898	3	Compt	Grass	1	10	0.3
El Limon	16006615	O	6/30/07	511697	718657	892	3	Friab	Grass	1	97	0.0
El Limon	16006618	O	6/30/07	511556	718668	900	3	Compt	Grass	1	15	0.0
El Limon	16006619	O	6/30/07	511356	718505	940	3	Friab	Trop	1	19	0.0
El Limon	16006587	O	6/30/07	511317	718497	935	3.1	Friab	Grass	1	20	0.1
El Limon	16006612	O	6/30/07	511201	718496	960	3.3	Compt	Forest	1	19	0.1
El Limon	16006613	O	6/30/07	511253	718502	938	3	Friab	Cult	1	15	0.1
El Limon	16006610	O	6/30/07	511110	718497	915	3	Friab	Cult	1	50	0.1
El Limon	16006611	O	6/30/07	511152	718503	930	3.2	Friab	Forest	1	33	0.1
El Limon	16006608	O	6/30/07	510999	718510	922	3.1	Friab	Cult	1	18	0.1
El Limon	16006609	O	6/30/07	511051	718495	915	3	Compt	Cult	44	35	0.1
El Limon	16006607	O	6/30/07	510951	718500	944	3	Friab	Cult	1	41	0.1
El Limon	16006604	O	6/30/07	510844	718497	964	3	Friab	Cult	1	43	0.1
El Limon	16006606	O	6/30/07	510900	718496	966	3	Friab	Trop	5	23	0.1
El Limon	16006581	O	6/30/07	508497	718299	979	3.1	Friab	Trop	1	11	0.0
El Limon	16006579	O	6/30/07	508550	718302	1000	2.8	Friab	Forest	346	23	0.1
El Limon	16006583	O	6/30/07	508398	718299	1004	3	Compt	Trop	1	3	0.1
El Limon	16006582	O	6/30/07	508444	718294	991	3	Compt	Forest	1	12	0.1
El Limon	16006584	O	6/30/07	508353	718295	987	3.15	Friab	Trop	1	5	0.0
El Limon	16006585	O	6/30/07	508300	718299	992	3.15	Friab	Trop	181	31	0.1
El Limon	16006586	O	6/30/07	508251	718298	977	3.1	Compt	Forest	1	4	0.1
El Limon	16006449	D	NR	509397	718700	1055	3	Friab	Trop	1	1	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16000001	O	9/22/06	510725	717055	1243	1	Friab	Grass	1	45	0.6
Cristales-Malasia	16000002	O	9/22/06	510725	717055	1243	2	Friab	Grass	1	36	0.4
Cristales-Malasia	16000003	O	9/22/06	510725	717055	1243	3	Friab	Grass	1	27	0.3
Cristales-Malasia	16000004	O	9/23/06	508600	716732	1305	1.5	Friab	Grass	175	20	0.4
Cristales-Malasia	16000005	O	9/23/06	508600	716732	1305	2.6	Friab	Grass	9	5	0.2
Cristales-Malasia	16000006	O	9/23/06	508533	717531	1037	1.1	Friab	Grass	1	32	0.5
Cristales-Malasia	16000007	O	9/23/06	508533	717531	1037	2.1	Friab	Grass	1	41	0.4
Cristales-Malasia	16000008	O	9/23/06	508533	717531	1037	3.1	Friab	Grass	1	31	0.2
Cristales-Malasia	16000038	O	9/30/06	509498	717709	1086	3	Friab	Grass	1	38	1.1
Cristales-Malasia	16000037	O	9/30/06	509499	717607	1107	3.3	Friab	Forest	1	57	0.2
Cristales-Malasia	16000034	D	9/30/06	509500	717430	1146	2	Friab	Forest	1	21	0.2
Cristales-Malasia	16000036	O	9/30/06	509500	717504	1150	2.9	Friab	Forest	1	34	0.5
Cristales-Malasia	16000033	O	9/30/06	509500	717430	1146	2	Friab	Forest	1	21	0.2
Cristales-Malasia	16000045	O	10/02/06	509505	717099	1183	3	Friab	Forest	1	21	0.1
Cristales-Malasia	16000047	O	10/02/06	509510	716890	1188	3.1	Friab	Cult	1	1	0.5
Cristales-Malasia	16000048	O	10/02/06	509500	716805	1230	2	Friab	Forest	3	50	0.5
Cristales-Malasia	16000049	D	10/02/06	509500	716805	1230	2	Friab	Forest	9	58	0.7
Cristales-Malasia	16000044	O	10/02/06	509500	717205	1155	3	Friab	Forest	1	19	0.1
Cristales-Malasia	16000051	O	10/02/06	509497	716701	1259	3	Friab	Cult	1	6	0.1
Cristales-Malasia	16000046	O	10/02/06	509501	717002	1206	3	Friab	Grass	1	24	0.2
Cristales-Malasia	16000043	O	10/02/06	509498	717297	1125	3	Friab	Cult	1	25	0.2
Cristales-Malasia	16000058	O	10/03/06	509504	716607	1228	3	Friab	Grass	1	1	0.0
Cristales-Malasia	16000057	O	10/03/06	509503	716496	1219	3.1	Friab	Grass	7	48	0.6
Cristales-Malasia	16000054	O	10/03/06	509499	716305	1115	2	Friab	Forest	31	84	0.5
Cristales-Malasia	16000052	O	10/03/06	509497	716109	1048	3	Friab	Forest	1	9	0.1
Cristales-Malasia	16000053	O	10/03/06	509500	716210	1077	2	Friab	Forest	23	18	1.4
Cristales-Malasia	16000056	O	10/03/06	509502	716400	1191	2.3	Friab	Forest	7	128	0.4
Cristales-Malasia	16002001	O	10/18/06	509157	717701	1095	2.7	Friab	Forest	1	43	0.2
Cristales-Malasia	16000092	O	10/18/06	509302	717702	1138	3	Friab	Grass	1	80	0.6
Cristales-Malasia	16000093	O	10/18/06	509350	717698	1127	3.25	Friab	Grass	1	57	0.6
Cristales-Malasia	16000094	O	10/18/06	509400	717700	1090	3	Friab	Grass	1	36	1.1
Cristales-Malasia	16000097	O	10/18/06	509203	717711	1126	2.9	Friab	Forest	1	36	0.1
Cristales-Malasia	16000095	O	10/18/06	509442	717695	1080	3.5	Compt	Grass	1	40	0.3
Cristales-Malasia	16002002	O	10/18/06	509251	717704	1151	2.5	Friab	Forest	1	32	0.3
Cristales-Malasia	16000096	O	10/18/06	509105	717704	1066	2.8	Friab	Forest	1	33	0.4

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16000099	D	10/19/06	509055	717704	1048	2.3	Friab	Grass	1	49	0.2
Cristales-Malasia	16000901	O	10/19/06	508948	717700	1020	2.9	Friab	Cult	1	60	0.5
Cristales-Malasia	16000098	O	10/19/06	509055	717704	1048	2.3	Friab	Grass	1	50	0.2
Cristales-Malasia	16002003	O	10/19/06	509003	717706	1041	2.5	Friab	Cult	1	66	0.3
Cristales-Malasia	16002004	O	10/19/06	508904	717703	1041	3.35	Friab	Grass	1	110	1.1
Cristales-Malasia	16002006	O	10/19/06	508806	717701	1035	3.2	Friab	Grass	1	38	0.2
Cristales-Malasia	16002007	O	10/19/06	508702	717702	1009	1.9	Friab	Forest	1	54	0.6
Cristales-Malasia	16000902	O	10/19/06	508846	717701	1046	2.8	Friab	Grass	2	49	0.2
Cristales-Malasia	16000903	O	10/19/06	508754	717698	999	3	Friab	Grass	1	40	0.2
Cristales-Malasia	16002009	O	10/19/06	508502	717706	1045	3	Friab	Grass	13	37	0.1
Cristales-Malasia	16002008	O	10/19/06	508603	717700	1014	3	Friab	Forest	1	45	0.2
Cristales-Malasia	16000904	O	10/19/06	508651	717699	991	2	Friab	Forest	21	49	0.1
Cristales-Malasia	16000906	O	10/19/06	508550	717702	1043	3	Friab	Grass	2	24	0.3
Cristales-Malasia	16000915	O	10/20/06	508902	716904	1207	1.2	Friab	Forest	9	60	0.1
Cristales-Malasia	16000916	O	10/20/06	508950	716901	1229	1.6	Friab	Cult	15	48	0.2
Cristales-Malasia	16000917	O	10/20/06	509003	716898	1207	3	Friab	Forest	8	4	0.1
Cristales-Malasia	16002011	O	10/20/06	508840	717292	1033	2.5	Friab	Forest	1	57	0.2
Cristales-Malasia	16002012	D	10/20/06	508840	717292	1033	2.5	Friab	Forest	1	60	0.2
Cristales-Malasia	16002010	O	10/20/06	508905	717292	1038	2.9	Compt	Forest	1	50	0.4
Cristales-Malasia	16002013	O	10/20/06	508806	717285	1027	3	Friab	Forest	1	45	0.1
Cristales-Malasia	16002014	O	10/20/06	508751	717291	1026	3	Compt	Forest	1	33	0.2
Cristales-Malasia	16002015	O	10/20/06	508701	717294	1034	4	Friab	Forest	1	21	0.1
Cristales-Malasia	16000913	O	10/20/06	508805	716891	1209	1.8	Friab	Forest	34	54	0.2
Cristales-Malasia	16000914	O	10/20/06	508855	716899	1197	3	Friab	Cult	21	14	0.1
Cristales-Malasia	16000910	O	10/20/06	508705	716900	1215	1.5	Friab	Forest	233	59	1.1
Cristales-Malasia	16000908	O	10/20/06	508598	716901	1207	1	Friab	Forest	20	18	0.2
Cristales-Malasia	16000912	D	10/20/06	508750	716896	1227	2.5	Friab	Grass	262	26	1.0
Cristales-Malasia	16000909	O	10/20/06	508648	716895	1197	1.2	Friab	Forest	135	46	0.2
Cristales-Malasia	16000911	O	10/20/06	508750	716896	1227	2.5	Friab	Grass	212	25	1.4
Cristales-Malasia	16000907	O	10/20/06	508551	716895	1226	3	Friab	Forest	2	12	0.0
Cristales-Malasia	16002018	O	10/21/06	509405	717304	1136	3.2	Friab	Forest	1	57	0.2
Cristales-Malasia	16000923	O	10/21/06	509303	716907	1198	2.5	Friab	Forest	14	2	0.2
Cristales-Malasia	16000924	D	10/21/06	509303	716907	1198	2.5	Friab	Forest	5	2	0.1
Cristales-Malasia	16002017	O	10/21/06	509355	717300	1149	3.4	Friab	Forest	1	25	0.1
Cristales-Malasia	16002016	O	10/21/06	509309	717295	1160	3.1	Friab	Forest	1	33	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16002019	O	10/21/06	509448	717300	1134	1.4	Friab	Forest	1	46	0.6
Cristales-Malasia	16000922	O	10/21/06	509249	716907	1207	2.6	Friab	Forest	25	8	1.4
Cristales-Malasia	16000919	O	10/21/06	509109	716898	1204	2.5	Friab	Grass	4	19	0.1
Cristales-Malasia	16000920	O	10/21/06	509146	716901	1215	1.9	Friab	Forest	2	4	0.1
Cristales-Malasia	16000921	O	10/21/06	509204	716902	1198	1.7	Friab	Forest	6	70	1.0
Cristales-Malasia	16000918	O	10/21/06	509047	716899	1215	2.5	Friab	Grass	2	7	0.1
Cristales-Malasia	16002021	O	10/23/06	509602	717705	1069	2.1	Friab	Forest	1	19	0.3
Cristales-Malasia	16002022	O	10/23/06	509650	717703	1101	3.15	Friab	Forest	3	25	0.4
Cristales-Malasia	16002023	D	10/23/06	509650	717703	1101	3.15	Friab	Forest	2	25	0.4
Cristales-Malasia	16002024	O	10/23/06	509701	717702	1093	2.1	Friab	Forest	1	50	0.9
Cristales-Malasia	16002026	O	10/23/06	509746	717703	1074	1.3	Compt	Cult	1	27	0.7
Cristales-Malasia	16002020	O	10/23/06	509550	717731	1096	3.05	Friab	Grass	1	53	1.0
Cristales-Malasia	16002035	O	10/24/06	510151	717702	1047	3	Compt	Cult	1	48	0.3
Cristales-Malasia	16002032	O	10/24/06	509998	717700	1059	3	Friab	Cult	1	37	0.5
Cristales-Malasia	16002029	O	10/24/06	509900	717700	1061	1.7	Compt	Grass	1	22	0.8
Cristales-Malasia	16002031	O	10/24/06	509947	717699	1049	50	Friab	Forest	1	13	0.2
Cristales-Malasia	16002033	O	10/24/06	510040	717701	1047	3	Compt	Cult	1	32	0.5
Cristales-Malasia	16002034	O	10/24/06	510100	717700	1071	3	Friab	Grass	3	32	0.2
Cristales-Malasia	16002027	O	10/24/06	509802	717702	1074	2.7	Friab	Grass	1	26	0.5
Cristales-Malasia	16002028	O	10/24/06	509850	717700	1068	2.9	Friab	Grass	2	33	3.0
Cristales-Malasia	16002036	O	10/25/06	510199	717700	1049	2	Friab	Forest	1	14	0.5
Cristales-Malasia	16002037	D	10/25/06	510199	717700	1049	2	Friab	Forest	1	34	0.5
Cristales-Malasia	16000949	D	10/25/06	508506	716901	1212	1.5	Friab	Forest	50	111	0.4
Cristales-Malasia	16000951	O	10/25/06	508409	716899	1214	1.5	Friab	Forest	133	111	0.4
Cristales-Malasia	16000948	O	10/25/06	508506	716901	1212	1.5	Friab	Forest	32	92	0.5
Cristales-Malasia	16000952	O	10/25/06	508305	716895	1236	2	Friab	Grass	14	103	1.9
Cristales-Malasia	16000953	O	10/25/06	508209	716891	1165	2	Friab	Forest	1	8	0.4
Cristales-Malasia	16002039	O	10/26/06	510295	717705	1027	1.8	Friab	Forest	1	32	0.2
Cristales-Malasia	16002040	O	10/26/06	510372	717697	1048	2	Friab	Forest	1	25	0.2
Cristales-Malasia	16002042	O	10/26/06	510450	717703	1062	0.6	Friab	Cult	1	32	0.2
Cristales-Malasia	16002038	O	10/26/06	510256	717699	1022	3	Compt	Forest	1	23	0.2
Cristales-Malasia	16002041	O	10/26/06	510402	717702	1041	3	Friab	Cult	1	38	0.1
Cristales-Malasia	16002043	O	10/26/06	510495	717706	1070	2	Friab	Forest	1	54	0.2
Cristales-Malasia	16000955	O	10/26/06	508351	716899	1240	2	Friab	Grass	130	15	1.5
Cristales-Malasia	16000954	O	10/26/06	508453	716897	1202	1	Friab	Forest	27	7	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16000960	O	10/26/06	508051	716900	1161	1.5	Friab	Forest	7	46	0.6
Cristales-Malasia	16000961	O	10/26/06	507998	716895	1149	3	Friab	Grass	3	12	0.2
Cristales-Malasia	16000958	O	10/26/06	508151	716896	1142	1.5	Friab	Grass	1	35	2.8
Cristales-Malasia	16000959	O	10/26/06	508101	716900	1160	1	Friab	Forest	1	28	1.1
Cristales-Malasia	16000962	D	10/26/06	507998	716895	1149	3	Friab	Grass	23	17	0.1
Cristales-Malasia	16000965	O	10/26/06	507850	716900	1170	3	Friab	Forest	2	41	0.3
Cristales-Malasia	16000966	O	10/26/06	507809	716893	1205	3	Friab	Forest	5	47	0.2
Cristales-Malasia	16000956	O	10/26/06	508256	716896	1197	1.5	Friab	Forest	6	30	3.6
Cristales-Malasia	16000963	O	10/26/06	507944	716894	1158	2	Compt	Forest	7	8	0.4
Cristales-Malasia	16000964	O	10/26/06	507904	716893	1158	2	Friab	Grass	4	28	0.3
Cristales-Malasia	16000981	O	10/27/06	509957	716899	1145	3	Friab	Forest	2	35	0.2
Cristales-Malasia	16000979	O	10/27/06	509893	716894	1122	2.4	Friab	Grass	37	54	0.8
Cristales-Malasia	16000976	O	10/27/06	509751	716896	1197	3.3	Friab	Cult	2	20	0.1
Cristales-Malasia	16000977	O	10/27/06	509805	716894	1181	3	Friab	Forest	30	60	0.3
Cristales-Malasia	16000978	O	10/27/06	509849	716895	1166	2.5	Friab	Forest	6	69	1.0
Cristales-Malasia	16000982	O	10/27/06	509995	716896	1168	3	Friab	Forest	1	18	0.1
Cristales-Malasia	16000972	O	10/27/06	509649	716900	1183	2.6	Friab	Forest	2	29	0.2
Cristales-Malasia	16000973	O	10/27/06	509694	716905	1183	2.5	Friab	Forest	5	68	0.3
Cristales-Malasia	16000970	O	10/27/06	509548	716902	1200	3	Friab	Cult	1	7	0.1
Cristales-Malasia	16000971	O	10/27/06	509603	716900	1208	3	Friab	Grass	9	24	0.1
Cristales-Malasia	16000974	D	10/27/06	509694	716905	1183	2.5	Friab	Forest	4	69	0.3
Cristales-Malasia	16000967	O	10/27/06	509348	716901	1211	2.5	Friab	Grass	1	5	0.3
Cristales-Malasia	16000968	O	10/27/06	509403	716904	1221	2.5	Friab	Forest	6	47	0.3
Cristales-Malasia	16000969	O	10/27/06	509449	716900	1207	2.5	Friab	Cult	15	75	1.5
Cristales-Malasia	16002044	O	10/27/06	509250	717300	1166	3	Friab	Forest	2	69	0.1
Cristales-Malasia	16002045	O	10/27/06	509200	717300	1153	3	Friab	Grass	2	99	0.3
Cristales-Malasia	16002048	O	10/27/06	509050	717297	1092	2.7	Friab	Forest	1	16	0.1
Cristales-Malasia	16002049	D	10/27/06	509050	717297	1092	2.7	Friab	Forest	1	14	0.1
Cristales-Malasia	16002051	O	10/27/06	508999	717294	1063	2.4	Friab	Forest	1	12	0.1
Cristales-Malasia	16002046	O	10/27/06	509151	717297	1129	2.7	Friab	Forest	1	50	0.2
Cristales-Malasia	16002047	O	10/27/06	509102	717299	1110	1.7	Compt	Cult	1	50	0.5
Cristales-Malasia	16000986	O	10/28/06	510248	716898	1195	3	Friab	Forest	1	41	0.2
Cristales-Malasia	16000984	O	10/28/06	510348	716899	1189	3	Friab	Grass	1	24	0.1
Cristales-Malasia	16000987	D	10/28/06	510248	716898	1195	3	Friab	Forest	1	28	0.1
Cristales-Malasia	16000988	O	10/28/06	510196	716895	1190	3	Friab	Forest	4	41	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16000985	O	10/28/06	510294	716888	1182	2.5	Friab	Grass	3	45	0.5
Cristales-Malasia	16000983	O	10/28/06	510396	716889	1199	3.8	Friab	Grass	1	27	0.4
Cristales-Malasia	16000990	O	10/28/06	510100	716891	1190	2.5	Friab	Forest	1	46	0.1
Cristales-Malasia	16000991	O	10/28/06	510051	716898	1194	2.5	Friab	Cult	1	11	0.1
Cristales-Malasia	16000989	O	10/28/06	510149	716898	1194	3	Friab	Forest	1	22	0.1
Cristales-Malasia	16002052	O	10/28/06	508948	717297	1041	1.3	Compt	Forest	1	29	0.2
Cristales-Malasia	16002053	O	10/28/06	508655	717288	1018	3	Friab	Forest	1	51	0.3
Cristales-Malasia	16002054	O	10/28/06	508599	717297	1024	3	Friab	Cult	1	51	0.3
Cristales-Malasia	16002055	O	10/28/06	508550	717286	1050	3	Friab	Forest	2	103	1.0
Cristales-Malasia	16000993	O	10/30/06	507705	716896	1191	2.5	Friab	Forest	4	2	0.2
Cristales-Malasia	16000994	O	10/30/06	507652	716895	1147	2	Friab	Forest	2	99	0.6
Cristales-Malasia	16000999	D	10/30/06	507449	716896	1136	2.5	Friab	Forest	1	4	0.2
Cristales-Malasia	16000992	O	10/30/06	507751	716893	1197	1.5	Friab	Forest	3	30	0.6
Cristales-Malasia	16000995	O	10/30/06	507608	716895	1146	2	Friab	Forest	3	66	0.7
Cristales-Malasia	16000996	O	10/30/06	507547	716898	1134	1.5	Friab	Forest	2	75	0.3
Cristales-Malasia	16000997	O	10/30/06	507510	716900	1133	2.5	Friab	Forest	4	221	0.7
Cristales-Malasia	16000998	O	10/30/06	507449	716896	1136	2.5	Friab	Forest	1	4	0.1
Cristales-Malasia	16002089	O	10/30/06	507402	716895	1101	3	Friab	Forest	1	39	0.1
Cristales-Malasia	16002090	O	10/30/06	507350	716900	1126	3	Friab	Forest	3	45	0.4
Cristales-Malasia	16002091	O	10/30/06	507305	716897	1161	3	Friab	Forest	3	56	0.5
Cristales-Malasia	16002057	O	10/30/06	508502	717302	1051	3	Compt	Cult	1	43	0.5
Cristales-Malasia	16002058	O	10/30/06	508449	717301	1073	3	Compt	Cult	2	72	0.7
Cristales-Malasia	16002059	O	10/30/06	508400	717300	1075	3	Compt	Grass	11	32	0.6
Cristales-Malasia	16002060	O	10/30/06	508300	717300	1072	2.3	Compt	Grass	41	17	0.8
Cristales-Malasia	16002061	O	10/30/06	508350	717300	1072	1.6	Compt	Grass	103	13	0.8
Cristales-Malasia	16002062	D	10/30/06	508350	717300	1072	1.6	Compt	Grass	74	14	0.8
Cristales-Malasia	16002092	O	10/31/06	507252	716897	1163	3	Friab	Forest	1	18	0.1
Cristales-Malasia	16002096	O	10/31/06	507054	716894	1092	1.3	Friab	Forest	2	70	0.3
Cristales-Malasia	16002093	O	10/31/06	507200	716895	1124	3	Friab	Forest	29	8	0.5
Cristales-Malasia	16002094	O	10/31/06	507148	716896	1121	3	Friab	Forest	4	27	0.2
Cristales-Malasia	16002095	O	10/31/06	507102	716898	1109	3	Friab	Forest	6	30	0.3
Cristales-Malasia	16002063	O	10/31/06	508251	717303	1090	3	Friab	Grass	1	50	0.2
Cristales-Malasia	16002066	O	10/31/06	508100	717305	1071	1.8	Compt	Cult	35	22	1.2
Cristales-Malasia	16002069	O	10/31/06	507949	717298	1108	3	Friab	Forest	8	38	0.7
Cristales-Malasia	16002067	O	10/31/06	508001	717298	717276	2	Friab	Forest	10	190	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16002068	O	10/31/06	508001	717298	1097	3	Compt	Forest	98	98	0.7
Cristales-Malasia	16002064	O	10/31/06	508197	717300	1091	2	Compt	Grass	162	13	2.7
Cristales-Malasia	16002065	O	10/31/06	508146	717301	1079	3	Compt	Grass	52	36	0.8
Cristales-Malasia	16002070	O	10/31/06	507905	717300	1112	3	Compt	Forest	13	71	0.2
Cristales-Malasia	16002071	O	10/31/06	507848	717295	1103	2.4	Friab	Forest	16	28	0.1
Cristales-Malasia	16002072	O	10/31/06	507803	717298	1120	4.5	Friab	Forest	14	30	0.1
Cristales-Malasia	16002073	O	10/31/06	507743	717300	1110	3	Compt	Grass	115	60	0.1
Cristales-Malasia	16002074	D	10/31/06	507743	717300	1110	3	Compt	Grass	13	55	0.1
Cristales-Malasia	16002084	O	11/01/06	509902	717300	1120	3	Friab	Grass	1	28	0.2
Cristales-Malasia	16002085	O	11/01/06	509948	717300	1123	3	Friab	Grass	1	51	0.2
Cristales-Malasia	16002086	O	11/01/06	510000	717300	1138	3	Friab	Grass	1	9	0.2
Cristales-Malasia	16002087	D	11/01/06	510000	717300	1138	3	Friab	Grass	1	5	0.1
Cristales-Malasia	16002088	O	11/01/06	510051	717301	1144	3	Compt	Grass	1	3	0.1
Cristales-Malasia	16002082	O	11/01/06	509800	717300	1110	3	Friab	Grass	1	28	0.2
Cristales-Malasia	16002083	O	11/01/06	509849	717300	1115	2.5	Friab	Grass	4	51	0.8
Cristales-Malasia	16002081	O	11/01/06	509748	717296	1119	3	Compt	Forest	5	10	0.7
Cristales-Malasia	16002079	O	11/01/06	509701	717303	1119	3	Friab	Forest	1	28	0.2
Cristales-Malasia	16002076	O	11/01/06	509550	717305	1117	3	Compt	Forest	1	20	0.4
Cristales-Malasia	16002077	O	11/01/06	509604	717307	1118	1.6	Compt	Cult	1	24	0.8
Cristales-Malasia	16002078	O	11/01/06	509653	717302	1131	3	Friab	Forest	1	12	0.1
Cristales-Malasia	16002560	O	11/02/06	510500	717300	1202	3	Friab	Grass	1	36	0.1
Cristales-Malasia	16002559	O	11/02/06	510451	717300	1204	3	Friab	Grass	5	28	0.7
Cristales-Malasia	16002561	O	11/02/06	510551	717299	1193	3	Friab	Grass	1	69	2.7
Cristales-Malasia	16002564	O	11/02/06	510650	717300	1177	3	Friab	Grass	1	23	0.3
Cristales-Malasia	16002565	O	11/02/06	510697	717303	1164	2	Friab	Forest	1	22	0.1
Cristales-Malasia	16002562	D	11/02/06	510551	717299	1193	3	Friab	Grass	1	56	3.8
Cristales-Malasia	16002563	O	11/02/06	510601	717301	1192	3	Friab	Grass	1	20	0.4
Cristales-Malasia	16002558	O	11/02/06	510400	717300	1211	3	Friab	Grass	3	29	0.2
Cristales-Malasia	16002556	O	11/02/06	510305	717300	1172	3	Compt	Grass	10	36	0.3
Cristales-Malasia	16002552	O	11/02/06	510152	717300	1163	3	Friab	Grass	2	44	0.2
Cristales-Malasia	16002553	O	11/02/06	510200	717300	1167	3	Compt	Grass	81	126	1.0
Cristales-Malasia	16002554	O	11/02/06	510250	717300	1159	3	Friab	Grass	37	323	1.9
Cristales-Malasia	16002557	O	11/02/06	510349	717300	1193	3.1	Friab	Grass	1	42	0.3
Cristales-Malasia	16002551	O	11/02/06	510100	717301	1153	3	Compt	Grass	157	54	0.8
Cristales-Malasia	16002594	O	11/08/06	508451	717705	1036	3	Friab	Forest	6	43	0.6

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16002595	O	11/08/06	508405	717708	1014	3	Friab	Cult	2	29	0.5
Cristales-Malasia	16002596	O	11/08/06	508338	717697	985	2.5	Friab	Grass	1	92	0.5
Cristales-Malasia	16002597	O	11/08/06	508300	717698	1016	3	Friab	Grass	1	16	0.1
Cristales-Malasia	16002598	O	11/08/06	508250	717700	1013	3	Compt	Grass	1	8	0.4
Cristales-Malasia	16002599	D	11/08/06	508250	717700	1013	3	Compt	Grass	1	8	0.5
Cristales-Malasia	16000301	O	11/08/06	508203	717700	1026	3	Friab	Grass	2	10	0.6
Cristales-Malasia	16000302	O	11/08/06	508150	717696	1008	2.4	Friab	Grass	1	4	0.2
Cristales-Malasia	16000303	O	11/08/06	508098	717711	1007	3	Friab	Cult	1	6	0.1
Cristales-Malasia	16000304	O	11/09/06	508048	717705	1018	3	Compt	Forest	1	2	0.1
Cristales-Malasia	16000310	O	11/09/06	507795	717705	1025	2.4	Friab	Forest	1	4	0.1
Cristales-Malasia	16000306	O	11/09/06	507988	717703	1047	3	Friab	Forest	1	4	0.1
Cristales-Malasia	16000307	O	11/09/06	507950	717700	1029	3	Friab	Forest	3	6	0.1
Cristales-Malasia	16000313	O	11/09/06	507703	717700	981	3	Friab	Cult	1	9	0.1
Cristales-Malasia	16000308	O	11/09/06	507902	717705	1017	3	Friab	Forest	1	2	0.1
Cristales-Malasia	16000311	O	11/09/06	507745	717704	1008	3	Friab	Forest	1	2	0.1
Cristales-Malasia	16000309	O	11/09/06	507850	717704	1020	3	Friab	Forest	1	3	0.1
Cristales-Malasia	16000312	D	11/09/06	507745	717704	1008	3	Friab	Forest	2	3	0.1
Cristales-Malasia	16000333	O	11/16/06	508800	716698	1251	2	Friab	Grass	14	24	0.2
Cristales-Malasia	16000334	O	11/16/06	508862	716701	1243	3	Friab	Grass	103	12	5.5
Cristales-Malasia	16000335	O	11/16/06	508899	716697	1247	3	Friab	Grass	1	6	0.3
Cristales-Malasia	16000329	O	11/16/06	508651	716701	1295	2.5	Friab	Grass	5	20	0.1
Cristales-Malasia	16000332	O	11/16/06	508750	716700	1285	3	Friab	Grass	52	5	5.1
Cristales-Malasia	16000328	O	11/16/06	508600	716704	1291	2	Friab	Grass	20	24	0.2
Cristales-Malasia	16000331	O	11/16/06	508703	716701	1290	3	Friab	Grass	10	1	0.1
Cristales-Malasia	16000320	O	11/16/06	508298	716701	1275	2.5	Compt	Forest	12	50	0.8
Cristales-Malasia	16000321	O	11/16/06	508352	716700	1289	3	Friab	Forest	104	49	0.8
Cristales-Malasia	16000327	O	11/16/06	508550	716704	1315	1.5	Friab	Grass	9	22	0.6
Cristales-Malasia	16000326	O	11/16/06	508500	716698	1334	3	Friab	Grass	1	25	0.3
Cristales-Malasia	16000322	O	11/16/06	508397	716701	1342	3	Friab	Grass	6	66	2.1
Cristales-Malasia	16000323	O	11/16/06	508450	716702	1339	2	Friab	Grass	41	11	0.7
Cristales-Malasia	16000324	D	11/16/06	508450	716702	1339	2	Friab	Grass	3	9	0.3
Cristales-Malasia	16000344	O	11/17/06	509297	716701	1284	3	Friab	Cult	2	31	13.2
Cristales-Malasia	16000345	O	11/17/06	509349	716700	1277	3	Friab	Grass	1	1	0.1
Cristales-Malasia	16000347	O	11/17/06	509450	716699	1270	3	Friab	Forest	11	45	1.0
Cristales-Malasia	16000343	O	11/17/06	509251	716702	1273	3.3	Friab	Grass	1	32	2.8

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16000346	O	11/17/06	509401	716699	1268	2.5	Friab	Forest	2	4	0.3
Cristales-Malasia	16000342	O	11/17/06	509180	716696	1296	4	Friab	Grass	1	8	0.5
Cristales-Malasia	16000341	O	11/17/06	509149	716700	1280	3	Friab	Grass	1	12	0.1
Cristales-Malasia	16000337	D	11/17/06	508949	716699	1223	3.1	Friab	Forest	557	37	0.4
Cristales-Malasia	16000340	O	11/17/06	509100	716699	1283	3	Friab	Grass	3	1	0.3
Cristales-Malasia	16000336	O	11/17/06	508949	716699	1223	3.1	Friab	Forest	8	8	0.2
Cristales-Malasia	16000338	O	11/17/06	508997	716700	1224	2	Friab	Forest	35	9	0.1
Cristales-Malasia	16000339	O	11/17/06	509055	716701	1280	2.8	Friab	Grass	6	2	0.1
Cristales-Malasia	16000353	O	11/18/06	507992	716703	1266	3	Friab	Forest	5	55	1.2
Cristales-Malasia	16000349	D	11/18/06	508201	716701	1240	2	Friab	Forest	272	45	0.1
Cristales-Malasia	16000354	O	11/18/06	507948	716696	1272	3	Friab	Forest	10	29	0.6
Cristales-Malasia	16000348	O	11/18/06	508201	716701	1240	2	Friab	Forest	1	20	0.1
Cristales-Malasia	16000351	O	11/18/06	508230	716706	1266	1	Friab	Forest	1	5	0.4
Cristales-Malasia	16000352	O	11/18/06	508050	716705	1266	3	Friab	Forest	1	75	0.3
Cristales-Malasia	16000357	O	11/18/06	507848	716698	1258	1.5	Friab	Forest	1	6	0.8
Cristales-Malasia	16000358	O	11/18/06	507805	716699	1248	3	Friab	Forest	1	3	0.1
Cristales-Malasia	16000359	O	11/18/06	507752	716698	1245	3	Friab	Cult	1	30	0.4
Cristales-Malasia	16000360	O	11/18/06	507699	716698	1207	2	Friab	Cult	7	80	0.5
Cristales-Malasia	16000356	O	11/18/06	507898	716701	1258	1.3	Friab	Forest	1	26	0.5
Cristales-Malasia	16000361	O	11/20/06	507651	716703	1207	3	Friab	Forest	4	43	0.5
Cristales-Malasia	16000364	O	11/20/06	507550	716701	1192	3	Friab	Forest	1	35	0.2
Cristales-Malasia	16000365	O	11/20/06	507505	716699	1187	3	Friab	Forest	1	4	0.2
Cristales-Malasia	16000362	O	11/20/06	507603	716704	1197	3	Friab	Forest	1	45	0.2
Cristales-Malasia	16000363	D	11/20/06	507603	716704	1197	3	Friab	Forest	1	37	0.2
Cristales-Malasia	16000376	O	11/20/06	507057	716700	1106	2.8	Friab	Cult	3	167	0.4
Cristales-Malasia	16000366	O	11/20/06	507451	716702	1191	3	Friab	Grass	1	27	0.2
Cristales-Malasia	16000367	O	11/20/06	507403	716699	1176	3	Friab	Forest	3	29	0.5
Cristales-Malasia	16000368	O	11/20/06	507346	716698	1143	2	Friab	Cult	1	34	0.3
Cristales-Malasia	16000369	O	11/20/06	507297	716691	1129	2	Friab	Cult	21	31	0.4
Cristales-Malasia	16000370	O	11/20/06	507250	716700	1140	3.3	Friab	Cult	96	27	0.3
Cristales-Malasia	16000371	O	11/20/06	507202	716702	1144	3	Friab	Forest	2	32	0.2
Cristales-Malasia	16000374	D	11/20/06	507099	716697	1132	3.3	Friab	Cult	1	6	0.1
Cristales-Malasia	16000377	O	11/20/06	507005	716694	1117	3	Friab	Grass	3	62	0.2
Cristales-Malasia	16000372	O	11/20/06	507148	716698	1140	3.3	Friab	Grass	14	40	0.3
Cristales-Malasia	16000373	O	11/20/06	507099	716697	1132	3.3	Friab	Cult	1	6	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16000378	O	11/21/06	509449	716502	1205	3	Friab	Grass	2	29	0.5
Cristales-Malasia	16000381	O	11/21/06	509335	716507	1162	3	Friab	Grass	1	5	0.3
Cristales-Malasia	16000382	O	11/21/06	509303	716509	1160	3	Friab	Forest	1	104	0.5
Cristales-Malasia	16000379	O	11/21/06	509407	716502	1172	1.5	Friab	Forest	3	4	0.6
Cristales-Malasia	16000383	O	11/21/06	509251	716502	1184	3	Friab	Forest	2	4	0.3
Cristales-Malasia	16000390	O	11/21/06	508950	716500	1159	3	Friab	Grass	1	7	0.1
Cristales-Malasia	16000386	O	11/21/06	509101	716504	1174	3	Friab	Forest	2	9	0.2
Cristales-Malasia	16000384	O	11/21/06	509198	716502	1195	3	Friab	Forest	22	14	0.1
Cristales-Malasia	16000385	O	11/21/06	509147	716502	1187	3	Friab	Forest	11	18	0.3
Cristales-Malasia	16000388	O	11/21/06	509043	716505	1198	2	Friab	Forest	22	3	0.5
Cristales-Malasia	16000389	O	11/21/06	508992	716505	1189	3	Friab	Grass	84	10	0.3
Cristales-Malasia	16000387	D	11/21/06	509101	716504	1174	3	Friab	Forest	21	13	0.4
Cristales-Malasia	16000391	O	11/21/06	508899	716510	1147	3	Friab	Forest	1	2	0.1
Cristales-Malasia	16000392	O	11/21/06	508850	716510	1156	3	Friab	Forest	12	66	0.3
Cristales-Malasia	16000393	O	11/21/06	508807	716510	1151	2	Friab	Forest	2	49	0.3
Cristales-Malasia	16002403	O	11/22/06	509405	717098	1168	3	Compt	Forest	1	24	0.3
Cristales-Malasia	16002404	O	11/22/06	509350	717095	1172	3	Compt	Forest	1	43	0.5
Cristales-Malasia	16002407	O	11/22/06	509251	717092	1153	3.1	Compt	Forest	1	57	0.1
Cristales-Malasia	16002402	O	11/22/06	509448	717101	1162	3	Friab	Cult	1	57	0.2
Cristales-Malasia	16002408	O	11/22/06	509206	717094	1159	3	Friab	Forest	1	52	0.1
Cristales-Malasia	16002411	O	11/22/06	509050	717096	1125	3	Friab	Forest	1	46	0.6
Cristales-Malasia	16002412	D	11/22/06	509050	717096	1125	3	Friab	Forest	1	42	0.7
Cristales-Malasia	16002409	O	11/22/06	509150	717097	1164	3	Compt	Cult	1	43	0.3
Cristales-Malasia	16002410	O	11/22/06	509106	717095	1125	3	Friab	Cult	1	59	0.1
Cristales-Malasia	16000394	O	11/22/06	508749	716505	1171	3	Compt	Forest	18	27	0.2
Cristales-Malasia	16000395	O	11/22/06	508705	716505	1194	3	Friab	Forest	100	9	0.1
Cristales-Malasia	16000396	O	11/22/06	508651	716501	1215	3.3	Friab	Grass	23	14	0.2
Cristales-Malasia	16000397	O	11/22/06	508615	716505	1237	3	Friab	Grass	2	9	0.3
Cristales-Malasia	16002453	O	11/22/06	508399	716495	1217	3	Friab	Grass	37	41	0.9
Cristales-Malasia	16002456	O	11/22/06	508303	716502	1252	3	Friab	Grass	30	0	0.0
Cristales-Malasia	16000398	O	11/22/06	508551	716501	1226	3	Friab	Grass	13	17	0.3
Cristales-Malasia	16002452	O	11/22/06	508453	716502	1210	2.7	Compt	Grass	2	3	0.3
Cristales-Malasia	16000399	D	11/22/06	508551	716501	1226	3	Friab	Grass	10	19	0.3
Cristales-Malasia	16002451	O	11/22/06	508497	716498	1229	3	Friab	Grass	1	38	0.8
Cristales-Malasia	16002454	O	11/22/06	508351	716499	1239	2	Friab	Grass	2	43	0.5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16002413	O	11/23/06	509005	717094	1105	2.1	Friab	Forest	1	24	1.0
Cristales-Malasia	16002414	O	11/23/06	508952	717097	1134	3	Compt	Forest	102	21	1.4
Cristales-Malasia	16002415	O	11/23/06	508900	717102	1134	3	Friab	Forest	5	38	0.6
Cristales-Malasia	16002416	O	11/23/06	508841	717102	1099	2	Friab	Forest	257	27	2.0
Cristales-Malasia	16002417	O	11/23/06	508802	717101	1093	3	Friab	Forest	123	349	2.4
Cristales-Malasia	16002420	O	11/23/06	508643	717103	1077	1	Friab	Forest	10	14	0.3
Cristales-Malasia	16002419	O	11/23/06	508705	717101	1093	1.5	Friab	Forest	18	47	0.2
Cristales-Malasia	16002421	O	11/23/06	508609	717100	1085	1.2	Friab	Forest	1	9	0.6
Cristales-Malasia	16002422	O	11/23/06	508553	717102	1107	3	Friab	Forest	1	5	0.2
Cristales-Malasia	16002418	O	11/23/06	508745	717101	1088	1.6	Friab	Cult	88	53	0.4
Cristales-Malasia	16002423	O	11/23/06	508500	717100	1123	3	Friab	Forest	2	20	0.3
Cristales-Malasia	16002424	D	11/23/06	508500	717100	1123	3	Friab	Forest	3	23	0.4
Cristales-Malasia	16002426	O	11/23/06	508459	717107	1116	1.4	Friab	Forest	304	46	1.2
Cristales-Malasia	16002427	O	11/23/06	508406	717100	1127	1.3	Friab	Forest	9	23	1.4
Cristales-Malasia	16002459	O	11/23/06	508152	716498	1326	3	Friab	Grass	1	4	0.1
Cristales-Malasia	16002458	O	11/23/06	508202	716500	1310	2.8	Friab	Grass	14	44	2.7
Cristales-Malasia	16002460	O	11/23/06	508104	716498	1338	3	Friab	Grass	2	8	0.3
Cristales-Malasia	16002461	O	11/23/06	508050	716492	1328	4	Friab	Grass	1	4	0.1
Cristales-Malasia	16002462	D	11/23/06	508050	716492	1328	4	Friab	Grass	1	5	0.1
Cristales-Malasia	16002463	O	11/23/06	507999	716497	1341	3	Friab	Grass	1	9	0.2
Cristales-Malasia	16002465	O	11/23/06	507900	716498	1333	3	Friab	Grass	1	81	0.5
Cristales-Malasia	16002466	O	11/23/06	507850	716495	1331	2.7	Friab	Forest	5	35	0.4
Cristales-Malasia	16002467	O	11/23/06	507801	716498	1289	2	Friab	Cult	6	53	2.3
Cristales-Malasia	16002470	O	11/23/06	507651	716498	1237	2.7	Friab	Forest	6	5	0.2
Cristales-Malasia	16002468	O	11/23/06	507750	716499	1258	3	Friab	Forest	1	4	0.2
Cristales-Malasia	16002464	O	11/23/06	507950	716500	1346	3	Friab	Grass	2	30	0.2
Cristales-Malasia	16002457	O	11/23/06	508248	716500	1292	3	Friab	Grass	7	70	0.7
Cristales-Malasia	16002469	O	11/23/06	507698	716495	1266	3	Friab	Forest	1	3	0.2
Cristales-Malasia	16002428	O	11/24/06	508350	717100	1132	0.9	Friab	Forest	5	42	2.1
Cristales-Malasia	16002429	O	11/24/06	508315	717100	1178	3	Friab	Forest	1	6	0.1
Cristales-Malasia	16002432	O	11/24/06	508220	717102	1132	1	Friab	Grass	4	3	0.6
Cristales-Malasia	16002433	O	11/24/06	508153	717100	1104	1.5	Friab	Forest	6	2	1.1
Cristales-Malasia	16002431	O	11/24/06	508251	717101	1157	3	Friab	Grass	1	4	0.5
Cristales-Malasia	16002434	O	11/24/06	508081	717099	1118	3	Friab	Forest	53	31	1.3
Cristales-Malasia	16002435	O	11/24/06	508052	717111	1110	2	Friab	Forest	40	23	3.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16002436	O	11/24/06	508018	717100	1131	1.2	Friab	Forest	12	15	0.4
Cristales-Malasia	16002437	D	11/24/06	508018	717100	1131	1.2	Friab	Forest	4	12	0.3
Cristales-Malasia	16002438	O	11/24/06	507950	717096	1156	3	Friab	Forest	13	19	0.1
Cristales-Malasia	16002439	O	11/24/06	507884	717102	1162	3	Friab	Forest	21	117	1.3
Cristales-Malasia	16002471	O	11/24/06	507610	716496	1198	2	Friab	Forest	2	38	0.9
Cristales-Malasia	16002472	O	11/24/06	507550	716500	1190	3	Friab	Cult	50	36	0.3
Cristales-Malasia	16002478	O	11/24/06	507301	716492	1206	3	Friab	Forest	22	35	0.2
Cristales-Malasia	16002473	O	11/24/06	507503	716495	1194	3	Friab	Cult	1	18	0.3
Cristales-Malasia	16002474	O	11/24/06	507452	716502	1195	3	Friab	Cult	1	27	0.4
Cristales-Malasia	16002479	O	11/24/06	507249	716496	1210	3	Friab	Forest	1	6	0.1
Cristales-Malasia	16002481	O	11/24/06	507199	716498	1190	3	Friab	Grass	1	35	0.2
Cristales-Malasia	16002482	O	11/24/06	507159	716496	1183	1.5	Friab	Forest	2	32	0.3
Cristales-Malasia	16002483	O	11/24/06	507099	716510	1184	2.5	Friab	Forest	1	6	0.1
Cristales-Malasia	16002476	O	11/24/06	507404	716490	1200	3	Friab	Cult	6	74	2.0
Cristales-Malasia	16002477	O	11/24/06	507351	716500	1208	3	Friab	Cult	1	5	0.1
Cristales-Malasia	16002484	O	11/25/06	509451	716110	1057	2	Friab	Grass	4	55	1.3
Cristales-Malasia	16002485	O	11/25/06	509401	716103	1089	2.5	Friab	Forest	1	37	0.3
Cristales-Malasia	16002486	O	11/25/06	509350	716102	1091	3	Friab	Forest	1	8	0.2
Cristales-Malasia	16002487	O	11/25/06	509301	716100	1074	3	Friab	Forest	1	3	0.0
Cristales-Malasia	16002488	O	11/25/06	509251	716101	1102	3	Friab	Forest	1	4	0.1
Cristales-Malasia	16002492	O	11/25/06	509051	716102	1172	3	Friab	Forest	1	42	0.2
Cristales-Malasia	16002491	O	11/25/06	509100	716102	1143	3	Friab	Forest	1	41	0.1
Cristales-Malasia	16002489	O	11/25/06	509202	716097	1099	3	Friab	Forest	1	4	0.0
Cristales-Malasia	16002490	O	11/25/06	509148	716103	1138	3	Friab	Forest	1	8	0.2
Cristales-Malasia	16002446	O	11/25/06	507507	717101	1084	3	Friab	Grass	1	3	0.9
Cristales-Malasia	16002440	O	11/25/06	507850	717098	1174	3	Friab	Forest	13	54	0.3
Cristales-Malasia	16002441	O	11/25/06	507804	717095	1158	3	Friab	Forest	19	62	1.4
Cristales-Malasia	16002442	O	11/25/06	507708	717104	1129	2.6	Friab	Forest	2	2	0.2
Cristales-Malasia	16002443	O	11/25/06	507653	717106	1132	3	Friab	Forest	1	7	0.8
Cristales-Malasia	16002444	O	11/25/06	507604	717101	1143	3	Compt	Forest	1	1	0.2
Cristales-Malasia	16002445	O	11/25/06	507550	717101	1121	3	Friab	Forest	5	1	0.1
Cristales-Malasia	16002493	O	11/27/06	507297	717109	1080	3	Compt	Forest	1	11	0.1
Cristales-Malasia	16002448	O	11/27/06	507401	717105	1042	3	Compt	Grass	1	30	0.3
Cristales-Malasia	16002494	O	11/27/06	507251	717106	1068	3	Friab	Grass	1	43	0.4
Cristales-Malasia	16002449	O	11/27/06	507350	717103	1048	3	Friab	Grass	1	12	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16002447	O	11/27/06	507463	717109	1039	3	Friab	Grass	1	3	0.8
Cristales-Malasia	16002495	O	11/27/06	507205	717111	1087	3	Compt	Grass	1	4	0.2
Cristales-Malasia	16002496	O	11/27/06	507148	717098	1081	3	Friab	Forest	2	49	2.3
Cristales-Malasia	16002499	D	11/27/06	507051	717104	1050	3	Friab	Grass	2	17	0.2
Cristales-Malasia	16003301	O	11/27/06	507020	717117	1036	2.5	Friab	Grass	6	7	0.6
Cristales-Malasia	16002497	O	11/27/06	507108	717114	1073	3	Friab	Grass	3	36	0.3
Cristales-Malasia	16002498	O	11/27/06	507051	717104	1050	3	Friab	Grass	2	26	0.1
Cristales-Malasia	16003302	O	11/28/06	508999	716104	1174	3	Friab	Forest	6	29	0.2
Cristales-Malasia	16003303	O	11/28/06	508950	716100	1201	3	Compt	Forest	1	4	0.0
Cristales-Malasia	16003304	O	11/28/06	508894	716106	1188	3.1	Compt	Forest	1	54	0.5
Cristales-Malasia	16003306	O	11/28/06	508846	716099	1179	3	Friab	Forest	1	42	0.3
Cristales-Malasia	16003307	O	11/28/06	508798	716105	1198	3	Compt	Forest	2	15	0.2
Cristales-Malasia	16003308	O	11/28/06	508750	716100	1237	3	Compt	Forest	4	17	0.8
Cristales-Malasia	16003309	O	11/28/06	508696	716105	1225	3	Friab	Grass	1	18	0.1
Cristales-Malasia	16003310	O	11/28/06	508650	716102	1205	3	Friab	Grass	1	4	0.0
Cristales-Malasia	16003311	O	11/28/06	508590	716105	1202	3	Friab	Grass	1	14	0.1
Cristales-Malasia	16003312	D	11/28/06	508590	716105	1202	3	Friab	Grass	1	15	0.2
Cristales-Malasia	16003313	O	11/28/06	508550	716106	1223	3	Compt	Grass	1	4	0.0
Cristales-Malasia	16003314	O	11/28/06	508515	716105	1214	3	Friab	Forest	1	32	0.1
Cristales-Malasia	16003318	O	11/29/06	508301	716101	1270	3	Compt	Grass	1	31	0.6
Cristales-Malasia	16003317	O	11/29/06	508349	716100	1251	3	Friab	Grass	1	89	0.7
Cristales-Malasia	16003319	O	11/29/06	508249	716100	1264	3	Friab	Grass	1	53	0.2
Cristales-Malasia	16003315	O	11/29/06	508450	716100	1219	3	Compt	Grass	1	4	0.1
Cristales-Malasia	16003316	O	11/29/06	508403	716101	1252	3	Compt	Grass	1	9	0.0
Cristales-Malasia	16003327	O	11/29/06	507963	716101	1232	3	Friab	Grass	1	35	0.2
Cristales-Malasia	16003322	O	11/29/06	508095	716099	1250	3	Compt	Grass	1	6	0.2
Cristales-Malasia	16003323	O	11/29/06	508050	716100	1252	3	Friab	Grass	7	39	0.2
Cristales-Malasia	16003324	D	11/29/06	508050	716100	1252	3	Friab	Grass	1	39	0.3
Cristales-Malasia	16003326	O	11/29/06	508000	716098	1252	3	Compt	Grass	1	22	0.2
Cristales-Malasia	16003320	O	11/29/06	508197	716100	1247	3	Compt	Grass	1	24	0.2
Cristales-Malasia	16003321	O	11/29/06	508146	716101	1234	3	Friab	Grass	1	1	0.1
Cristales-Malasia	16003334	O	11/30/06	507654	716110	1228	2.3	Friab	Grass	1	31	1.0
Cristales-Malasia	16003329	O	11/30/06	507850	716100	1240	3	Friab	Grass	1	11	0.1
Cristales-Malasia	16003331	O	11/30/06	507800	716101	1233	3	Friab	Grass	1	32	0.8
Cristales-Malasia	16003332	O	11/30/06	507749	716104	1219	3	Friab	Grass	1	2	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16003333	O	11/30/06	507694	716103	1229	3	Friab	Grass	5	47	1.3
Cristales-Malasia	16003328	O	11/30/06	507897	716100	1243	3	Friab	Grass	1	7	1.4
Cristales-Malasia	16003335	O	11/30/06	507597	716098	1233	3	Friab	Grass	4	45	0.9
Cristales-Malasia	16003337	D	11/30/06	507554	716101	1258	3.2	Friab	Grass	10	56	0.3
Cristales-Malasia	16003336	O	11/30/06	507554	716101	1258	3.2	Friab	Grass	1	53	0.3
Cristales-Malasia	16003338	O	11/30/06	507502	716101	1276	3	Compt	Grass	1	11	0.1
Cristales-Malasia	16003339	O	11/30/06	507452	716102	1254	1.9	Friab	Trop	1	24	1.7
Cristales-Malasia	16003340	O	11/30/06	507403	716103	1270	3.1	Compt	Trop	7	29	0.5
Cristales-Malasia	16003351	O	12/01/06	507300	717300	1028	3	Friab	Forest	1	8	0.0
Cristales-Malasia	16003352	O	12/01/06	507251	717300	1021	3	Compt	Grass	1	3	0.1
Cristales-Malasia	16003346	O	12/01/06	507452	717300	1018	3	Friab	Grass	64	21	1.3
Cristales-Malasia	16003347	O	12/01/06	507399	717301	1035	3	Friab	Grass	11	45	1.2
Cristales-Malasia	16003348	O	12/01/06	507348	717301	1039	3	Friab	Grass	1	6	0.1
Cristales-Malasia	16003349	D	12/01/06	507348	717301	1039	3	Friab	Grass	1	6	0.1
Cristales-Malasia	16003358	O	12/01/06	507000	717305	1037	3	Compt	Trop	1	17	0.2
Cristales-Malasia	16003353	O	12/01/06	507207	717301	1028	2	Compt	Grass	1	3	0.2
Cristales-Malasia	16003354	O	12/01/06	507151	717302	1049	3	Friab	Grass	39	60	0.5
Cristales-Malasia	16003356	O	12/01/06	507100	717307	1034	3	Friab	Cult	1	49	0.5
Cristales-Malasia	16003357	O	12/01/06	507050	717307	1042	3	Friab	Trop	1	61	0.3
Cristales-Malasia	16003345	O	12/01/06	507498	717298	1038	3	Compt	Cult	25	104	2.1
Cristales-Malasia	16003344	O	12/01/06	507548	717304	1031	2	Compt	Grass	8	41	0.8
Cristales-Malasia	16003341	O	12/01/06	507705	717301	1094	3	Compt	Trop	2	41	0.1
Cristales-Malasia	16003342	O	12/01/06	507649	717301	1052	3	Compt	Cult	5	10	0.2
Cristales-Malasia	16003343	O	12/01/06	507598	717304	1026	2	Compt	Cult	26	13	0.3
Cristales-Malasia	16003361	O	12/02/06	507253	716100	1288	3	Friab	Bush	3	19	0.1
Cristales-Malasia	16003362	D	12/02/06	507253	716100	1288	3	Friab	Bush	1	16	0.1
Cristales-Malasia	16003359	O	12/02/06	507349	716099	1236	3.1	Friab	Grass	2	77	0.5
Cristales-Malasia	16003364	O	12/02/06	507151	716102	1290	3	Friab	Grass	1	50	0.1
Cristales-Malasia	16003360	O	12/02/06	507292	716099	1245	1.8	Friab	Bush	1	41	0.1
Cristales-Malasia	16003363	O	12/02/06	507203	716098	1300	3	Friab	Grass	1	5	0.1
Cristales-Malasia	16003365	O	12/02/06	507107	716103	1287	3	Compt	Grass	10	8	0.2
Cristales-Malasia	16003366	O	12/02/06	507048	716102	1304	3	Friab	Cult	1	2	0.0
Cristales-Malasia	16003367	O	12/02/06	507000	716099	1292	3	Friab	Cult	1	10	0.0
Cristales-Malasia	16003368	O	12/04/06	509450	717501	1138	3	Friab	Forest	4	45	0.3
Cristales-Malasia	16003369	O	12/04/06	509396	717500	1135	3	Friab	Cult	2	48	0.5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16003376	O	12/04/06	509154	717497	1153	3	Friab	Grass	1	54	0.5
Cristales-Malasia	16003370	O	12/04/06	509353	717499	1136	3	Friab	Cult	1	41	0.2
Cristales-Malasia	16003374	D	12/04/06	509201	717499	1164	3	Friab	Trop	1	94	0.2
Cristales-Malasia	16003377	O	12/04/06	509102	717500	1126	3	Compt	Forest	1	60	0.4
Cristales-Malasia	16003371	O	12/04/06	509281	717498	1132	1.2	Compt	Forest	1	46	0.7
Cristales-Malasia	16003372	O	12/04/06	509247	717500	1151	3	Compt	Forest	1	19	0.2
Cristales-Malasia	16003373	O	12/04/06	509201	717499	1164	3	Friab	Trop	1	79	0.1
Cristales-Malasia	16003378	O	12/04/06	509050	717485	1098	1.3	Compt	Forest	1	59	0.5
Cristales-Malasia	16003379	O	12/04/06	508996	717497	1082	3	Friab	Forest	1	83	0.9
Cristales-Malasia	16003504	O	12/05/06	509302	716298	1096	3	Friab	Forest	1	2	0.1
Cristales-Malasia	16003506	O	12/05/06	509250	716299	1090	3	Friab	Forest	1	15	0.1
Cristales-Malasia	16003503	O	12/05/06	509352	716311	1105	2	Friab	Forest	58	34	0.4
Cristales-Malasia	16003501	O	12/05/06	509450	716297	1121	1.2	Friab	Forest	181	41	1.0
Cristales-Malasia	16003502	O	12/05/06	509399	716300	1110	2.9	Friab	Forest	265	160	0.3
Cristales-Malasia	16003512	D	12/05/06	508999	716299	1105	1.8	Friab	Cult	1	5	0.4
Cristales-Malasia	16003509	O	12/05/06	509099	716305	1095	1.5	Friab	Forest	1	2	0.4
Cristales-Malasia	16003510	O	12/05/06	509049	716300	1098	2	Friab	Forest	1	11	0.1
Cristales-Malasia	16003511	O	12/05/06	508999	716299	1105	1.8	Friab	Cult	1	8	0.6
Cristales-Malasia	16003381	O	12/05/06	508943	717502	1008	3	Friab	Grass	1	47	0.2
Cristales-Malasia	16003507	O	12/05/06	509199	716315	1072	3	Friab	Forest	1	47	0.1
Cristales-Malasia	16003508	O	12/05/06	509150	716315	1066	1	Friab	Forest	17	53	0.9
Cristales-Malasia	16003387	D	12/05/06	508716	717497	1006	2	Compt	Grass	74	44	0.6
Cristales-Malasia	16003382	O	12/05/06	508899	717500	1029	3	Friab	Trop	1	43	0.2
Cristales-Malasia	16003384	O	12/05/06	508803	717497	1012	3	Friab	Forest	1	43	0.2
Cristales-Malasia	16003385	O	12/05/06	508744	717504	1024	3	Friab	Grass	1	46	0.2
Cristales-Malasia	16003383	O	12/05/06	508847	717499	1037	3	Compt	Grass	1	47	0.3
Cristales-Malasia	16003386	O	12/05/06	508716	717497	1006	2	Compt	Grass	87	50	0.6
Cristales-Malasia	16003388	O	12/05/06	508652	717499	1016	5	Compt	Grass	78	38	0.6
Cristales-Malasia	16003513	O	12/06/06	508945	716299	1107	2.5	Friab	Cult	2	3	0.8
Cristales-Malasia	16003515	O	12/06/06	508850	716301	1135	3	Friab	Cult	5	32	0.6
Cristales-Malasia	16003514	O	12/06/06	508899	716299	1116	2	Friab	Cult	2	52	1.4
Cristales-Malasia	16003521	O	12/06/06	508560	716302	1224	3	Friab	Grass	1	3	0.1
Cristales-Malasia	16003523	O	12/06/06	508451	716300	1241	3	Compt	Grass	1	4	0.6
Cristales-Malasia	16003516	O	12/06/06	508802	716299	1177	3	Friab	Forest	1	14	0.1
Cristales-Malasia	16003518	O	12/06/06	508704	716300	1194	2	Friab	Forest	1	4	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16003522	O	12/06/06	508502	716302	1232	3	Friab	Grass	1	9	0.1
Cristales-Malasia	16003524	D	12/06/06	508451	716300	1241	3	Compt	Grass	1	7	0.7
Cristales-Malasia	16003517	O	12/06/06	508751	716299	1189	2	Friab	Forest	18	16	0.2
Cristales-Malasia	16003519	O	12/06/06	508650	716299	1214	3	Friab	Forest	1	2	0.1
Cristales-Malasia	16003520	O	12/06/06	508603	716299	1173	3	Friab	Forest	1	2	0.0
Cristales-Malasia	16003402	O	12/06/06	507546	716299	1274	3	Compt	Cult	1	13	0.3
Cristales-Malasia	16003390	O	12/06/06	507055	716307	1238	3	Friab	Cult	1	25	0.5
Cristales-Malasia	16003394	O	12/06/06	507243	716295	1253	3	Friab	Forest	1	4	0.0
Cristales-Malasia	16003395	O	12/06/06	507299	716293	1265	3	Compt	Forest	1	10	0.0
Cristales-Malasia	16003396	O	12/06/06	507351	716297	1279	2.8	Compt	Grass	16	17	0.1
Cristales-Malasia	16003397	O	12/06/06	507405	716298	1272	3	Compt	Grass	1	19	0.1
Cristales-Malasia	16003401	O	12/06/06	507449	716303	1268	3	Compt	Grass	1	11	0.2
Cristales-Malasia	16003393	O	12/06/06	507200	716296	1247	3	Friab	Trop	1	58	0.2
Cristales-Malasia	16003389	O	12/06/06	506993	716304	1219	3	Compt	Forest	1	33	0.3
Cristales-Malasia	16003391	O	12/06/06	507098	716298	1224	2	Friab	Cult	1	84	0.2
Cristales-Malasia	16003392	O	12/06/06	507161	716297	1242	3	Compt	Cult	1	34	0.3
Cristales-Malasia	16003398	O	12/06/06	507497	716304	1268	3	Compt	Cult	1	2	0.1
Cristales-Malasia	16003399	D	12/06/06	507497	716304	1268	3	Compt	Cult	1	2	0.1
Cristales-Malasia	16003540	O	12/08/06	508351	716299	1252	3	Friab	Grass	1	3	0.1
Cristales-Malasia	16003541	O	12/08/06	508301	716298	1243	3	Friab	Grass	1	46	0.5
Cristales-Malasia	16003539	O	12/08/06	508401	716299	1270	3	Friab	Grass	1	40	0.2
Cristales-Malasia	16003547	O	12/08/06	507952	716299	1280	3	Friab	Grass	1	6	0.1
Cristales-Malasia	16003542	O	12/08/06	508250	716298	1266	3	Friab	Grass	3	64	0.8
Cristales-Malasia	16003543	O	12/08/06	508205	716299	1284	3	Friab	Grass	17	50	0.7
Cristales-Malasia	16003544	O	12/08/06	508150	716300	1255	3	Friab	Grass	2	19	0.9
Cristales-Malasia	16003546	O	12/08/06	508002	716300	1254	3	Friab	Grass	1	2	0.1
Cristales-Malasia	16003545	O	12/08/06	508106	716300	1242	3	Friab	Grass	1	85	1.4
Cristales-Malasia	16003548	O	12/08/06	507905	716301	1299	3	Friab	Grass	1	3	0.0
Cristales-Malasia	16003549	D	12/08/06	507905	716301	1299	3	Friab	Grass	1	3	0.0
Cristales-Malasia	16003551	O	12/08/06	507851	716301	1303	3	Friab	Forest	11	47	0.3
Cristales-Malasia	16003552	O	12/09/06	507797	716298	1317	3	Friab	Grass	1	26	0.4
Cristales-Malasia	16003553	O	12/09/06	507750	716300	1298	3	Friab	Grass	1	28	0.7
Cristales-Malasia	16003554	O	12/09/06	507697	716297	1297	3	Friab	Grass	1	13	0.4
Cristales-Malasia	16003556	O	12/09/06	507649	716300	1299	3	Friab	Cult	3	29	0.5
Cristales-Malasia	16003557	O	12/09/06	507599	716297	1295	3	Friab	Forest	12	28	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16003421	O	12/09/06	508547	717500	1045	3	Compt	Grass	69	17	1.3
Cristales-Malasia	16003424	D	12/09/06	508375	717502	1017	3	Compt	Cult	1	23	0.2
Cristales-Malasia	16003420	O	12/09/06	508598	717504	1023	2.9	Compt	Forest	6	48	0.3
Cristales-Malasia	16003422	O	12/09/06	508498	717502	1029	2.85	Compt	Forest	1	49	0.2
Cristales-Malasia	16003423	O	12/09/06	508375	717502	1017	3	Compt	Cult	1	33	1.0
Cristales-Malasia	16003426	O	12/09/06	508348	717500	1021	2.9	Compt	Grass	37	79	0.6
Cristales-Malasia	16003427	O	12/09/06	508299	717499	1013	2.9	Friab	Trop	82	35	4.9
Cristales-Malasia	16003428	O	12/09/06	508228	717500	1009	2.9	Friab	Cult	1	257	0.4
Cristales-Malasia	16004103	O	1/23/07	508053	717504	1036	1.8	Compt	Trop	45	25	0.7
Cristales-Malasia	16004101	O	1/23/07	508201	717493	1037	3	Compt	Forest	21	133	0.4
Cristales-Malasia	16004102	O	1/23/07	508105	717501	1048	3.1	Friab	Trop	25	47	0.3
Cristales-Malasia	16004104	O	1/23/07	508010	717507	1063	3	Compt	Trop	1	64	0.1
Cristales-Malasia	16004629	O	2/13/07	510197	717093	1154	3.1	Compt	Grass	1	21	0.3
Cristales-Malasia	16004631	O	2/13/07	510245	717103	1150	3	Compt	Grass	4	26	0.4
Cristales-Malasia	16004632	O	2/13/07	510300	717095	1155	3	Compt	Grass	3	37	0.6
Cristales-Malasia	16004541	O	2/13/07	509901	716696	1236	3	Compt	Forest	6	24	0.5
Cristales-Malasia	16004542	O	2/13/07	509957	716702	1268	3	Compt	Forest	6	9	0.4
Cristales-Malasia	16004549	D	2/13/07	510245	716698	1256	3	Friab	Grass	2	19	0.5
Cristales-Malasia	16004546	O	2/13/07	510148	716697	1271	3	Friab	Grass	3	43	1.1
Cristales-Malasia	16004504	O	2/13/07	509852	716697	1238	3	Compt	Forest	5	24	0.5
Cristales-Malasia	16004543	O	2/13/07	509999	716702	1251	3	Friab	Forest	2	50	0.3
Cristales-Malasia	16004544	O	2/13/07	510055	716695	1264	3	Compt	Grass	5	41	0.8
Cristales-Malasia	16004545	O	2/13/07	510097	716701	1267	3	Compt	Grass	5	26	5.2
Cristales-Malasia	16004547	O	2/13/07	510199	716696	1267	3	Compt	Grass	2	19	1.2
Cristales-Malasia	16004548	O	2/13/07	510245	716698	1256	3	Friab	Grass	2	16	0.5
Cristales-Malasia	16004628	O	2/13/07	510148	717099	1151	3.1	Friab	Grass	1	34	0.3
Cristales-Malasia	16004626	O	2/13/07	510048	717098	1134	3.1	Compt	Grass	1	24	0.4
Cristales-Malasia	16004627	O	2/13/07	510098	717098	1142	3.1	Compt	Grass	4	25	0.3
Cristales-Malasia	16004621	O	2/13/07	509849	717099	1122	3.15	Compt	Grass	1	26	0.3
Cristales-Malasia	16004619	O	2/13/07	509750	717100	1155	3.1	Friab	Grass	1	27	0.2
Cristales-Malasia	16004620	O	2/13/07	509795	717095	1135	3.1	Compt	Grass	1	21	0.2
Cristales-Malasia	16004622	O	2/13/07	509950	717094	1122	3.15	Compt	Forest	1	26	0.6
Cristales-Malasia	16004623	O	2/13/07	509997	717096	1123	2	Compt	Forest	1	18	0.2
Cristales-Malasia	16004624	D	2/13/07	509997	717096	1123	2	Compt	Forest	1	17	0.2
Cristales-Malasia	16004503	O	2/13/07	509809	716701	1236	3	Compt	Grass	19	37	0.5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004491	O	2/13/07	509552	716707	1246	3	Compt	Forest	1	9	0.2
Cristales-Malasia	16004492	O	2/13/07	509597	716701	1245	3	Compt	Forest	2	32	0.1
Cristales-Malasia	16004501	O	2/13/07	509640	716703	1442	3.15	Compt	Grass	13	25	0.3
Cristales-Malasia	16004502	O	2/13/07	509693	716708	1229	3	Friab	Forest	1	2	0.1
Cristales-Malasia	16004616	O	2/13/07	509600	717104	1163	3.1	Friab	Forest	1	25	0.7
Cristales-Malasia	16004615	O	2/13/07	509551	717104	1194	3.15	Compt	Forest	1	21	0.4
Cristales-Malasia	16004617	O	2/13/07	509643	717106	1164	2.55	Friab	Forest	3	22	0.3
Cristales-Malasia	16004618	O	2/13/07	509708	717098	1157	3	Friab	Grass	1	24	0.2
Cristales-Malasia	16004123	O	2/14/07	511147	716902	1177	2.9	Compt	Grass	1	28	1.1
Cristales-Malasia	16004124	D	2/14/07	511147	716902	1177	2.9	Compt	Grass	1	28	1.1
Cristales-Malasia	16004120	O	2/14/07	510997	716894	1177	3.1	Friab	Grass	1	22	0.2
Cristales-Malasia	16004121	O	2/14/07	511049	716898	1185	3	Friab	Forest	1	26	0.2
Cristales-Malasia	16004122	O	2/14/07	511100	716900	1183	3.18	Friab	Grass	1	48	0.8
Cristales-Malasia	16004126	O	2/14/07	511207	716899	1174	3.15	Compt	Grass	3	37	0.4
Cristales-Malasia	16004303	O	2/14/07	510948	716697	1184	3	Friab	Grass	3	27	0.1
Cristales-Malasia	16004301	O	2/14/07	510847	716692	1203	3	Compt	Grass	1	8	0.6
Cristales-Malasia	16004302	O	2/14/07	510902	716697	1199	3	Friab	Grass	16	45	0.6
Cristales-Malasia	16004304	O	2/14/07	510995	716697	1191	2.1	Compt	Grass	1	38	0.6
Cristales-Malasia	16004559	O	2/14/07	510801	716693	1219	3.1	Compt	Grass	1	18	0.2
Cristales-Malasia	16004118	O	2/14/07	510850	716902	1195	2.9	Compt	Grass	2	37	0.2
Cristales-Malasia	16004119	O	2/14/07	510877	716901	1186	3.1	Friab	Grass	1	31	0.1
Cristales-Malasia	16004117	O	2/14/07	510802	716903	1198	3.15	Friab	Grass	1	23	0.2
Cristales-Malasia	16004115	O	2/14/07	510701	716903	1232	3	Compt	Grass	1	41	0.2
Cristales-Malasia	16004116	O	2/14/07	510750	716900	1216	3.1	Compt	Grass	2	26	0.2
Cristales-Malasia	16004557	O	2/14/07	510701	716697	1237	3.1	Compt	Grass	1	11	0.4
Cristales-Malasia	16004553	O	2/14/07	510445	716699	1253	3.1	Compt	Forest	4	32	0.7
Cristales-Malasia	16004556	O	2/14/07	510652	716699	1244	3	Friab	Grass	1	48	0.1
Cristales-Malasia	16004558	O	2/14/07	510745	716698	1210	3	Friab	Grass	1	39	1.0
Cristales-Malasia	16004554	O	2/14/07	510495	716698	1247	3	Compt	Forest	3	39	0.5
Cristales-Malasia	16004552	O	2/14/07	510400	716697	1262	3	Friab	Grass	1	116	0.3
Cristales-Malasia	16004113	O	2/14/07	510602	716900	1197	3.15	Compt	Grass	1	82	0.4
Cristales-Malasia	16004111	O	2/14/07	510493	716867	1119	3.3	Compt	Grass	5	32	0.2
Cristales-Malasia	16004112	O	2/14/07	510553	716891	1179	2.8	Compt	Grass	4	49	3.8
Cristales-Malasia	16004114	O	2/14/07	510648	716901	1223	2.9	Compt	Grass	2	28	0.5
Cristales-Malasia	16004551	O	2/14/07	510346	716703	1266	3	Friab	Grass	2	49	0.4

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004684	O	2/14/07	510102	717500	1104	2.8	Compt	Grass	1	34	0.2
Cristales-Malasia	16004683	O	2/14/07	510050	717505	1108	3	Compt	Grass	1	65	0.2
Cristales-Malasia	16004685	O	2/14/07	510154	717499	1084	3	Compt	Grass	1	41	0.3
Cristales-Malasia	16004689	O	2/14/07	510297	717503	1136	3	Compt	Grass	1	33	0.1
Cristales-Malasia	16004690	O	2/14/07	510346	717500	1134	3	Compt	Grass	1	36	0.2
Cristales-Malasia	16004688	O	2/14/07	510246	717505	1110	3	Compt	Cult	4	45	0.2
Cristales-Malasia	16004686	O	2/14/07	510200	717500	1091	3	Compt	Cult	1	28	0.2
Cristales-Malasia	16004687	D	2/14/07	510200	717500	1091	3	Compt	Cult	1	25	0.2
Cristales-Malasia	16004679	O	2/14/07	509852	717496	1102	2.7	Friab	Cult	1	36	0.6
Cristales-Malasia	16004681	O	2/14/07	509920	717491	1079	2.4	Compt	Grass	154	49	1.6
Cristales-Malasia	16004682	O	2/14/07	509999	717501	1093	2	Compt	Grass	1	29	0.8
Cristales-Malasia	16004678	O	2/14/07	509800	717496	1137	3	Compt	Grass	1	21	0.3
Cristales-Malasia	16004673	O	2/14/07	509644	717494	1149	3	Compt	Grass	1	33	0.3
Cristales-Malasia	16004674	D	2/14/07	509644	717494	1149	3	Compt	Grass	1	28	0.3
Cristales-Malasia	16004676	O	2/14/07	509703	717500	1141	3	Compt	Grass	1	47	1.8
Cristales-Malasia	16004677	O	2/14/07	509745	717498	1155	3	Compt	Grass	1	32	0.5
Cristales-Malasia	16004672	O	2/14/07	509599	717497	1149	3	Friab	Grass	1	23	0.2
Cristales-Malasia	16004671	O	2/14/07	509548	717504	1147	1.6	Friab	Grass	1	31	1.1
Cristales-Malasia	16004316	O	2/15/07	511754	716702	1083	2.5	Friab	Forest	1	34	0.3
Cristales-Malasia	16004317	O	2/15/07	511809	716695	1080	3	Friab	Forest	2	54	0.2
Cristales-Malasia	16004318	O	2/15/07	511851	716699	1080	2.9	Friab	Forest	1	33	0.2
Cristales-Malasia	16004312	D	2/15/07	511550	716699	1107	3.1	Friab	Forest	1	24	0.1
Cristales-Malasia	16004313	O	2/15/07	511602	716701	1113	3	Friab	Grass	1	27	0.3
Cristales-Malasia	16004314	O	2/15/07	511656	716699	1105	3	Compt	Forest	3	27	0.2
Cristales-Malasia	16004311	O	2/15/07	511550	716699	1107	3.1	Friab	Forest	1	28	0.1
Cristales-Malasia	16004315	O	2/15/07	511702	716703	1099	3.1	Friab	Grass	2	29	0.2
Cristales-Malasia	16004308	O	2/15/07	511250	716700	1110	3	Friab	Forest	2	67	0.3
Cristales-Malasia	16004309	O	2/15/07	511292	716692	1128	3	Friab	Forest	2	51	0.6
Cristales-Malasia	16004310	O	2/15/07	511392	716697	1109	3	Friab	Forest	3	70	0.2
Cristales-Malasia	16004646	O	2/15/07	511000	717099	1215	3	Compt	Grass	6	18	0.4
Cristales-Malasia	16004645	O	2/15/07	510951	717101	1211	2.95	Compt	Grass	5	34	0.6
Cristales-Malasia	16004699	D	2/15/07	510951	717500	1098	3	Compt	Grass	4	44	0.4
Cristales-Malasia	16004353	O	2/15/07	510903	717497	1118	1.7	Compt	Grass	193	60	1.3
Cristales-Malasia	16004354	O	2/15/07	510997	717502	1082	2	Friab	Grass	13	7	0.2
Cristales-Malasia	16004698	O	2/15/07	510951	717500	1098	3	Compt	Grass	10	45	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004306	O	2/15/07	511048	716693	1163	3	Compt	Grass	1	43	0.4
Cristales-Malasia	16004307	O	2/15/07	511149	716697	1152	1.8	Friab	Forest	1	36	0.2
Cristales-Malasia	16004644	O	2/15/07	510899	717102	1203	3.1	Compt	Grass	2	18	0.3
Cristales-Malasia	16004641	O	2/15/07	510752	717098	1241	3	Compt	Grass	1	40	0.3
Cristales-Malasia	16004640	O	2/15/07	510698	717101	1242	3.2	Compt	Grass	3	24	0.3
Cristales-Malasia	16004642	O	2/15/07	510802	717100	1235	3	Compt	Grass	1	36	0.6
Cristales-Malasia	16004643	O	2/15/07	510848	717103	1220	3.1	Compt	Grass	1	54	0.8
Cristales-Malasia	16004693	O	2/15/07	510489	717495	1114	3	Compt	Grass	2	37	0.4
Cristales-Malasia	16004696	O	2/15/07	510702	717493	1091	2.5	Compt	Grass	1	59	0.4
Cristales-Malasia	16004697	O	2/15/07	510758	717498	1100	3	Friab	Grass	1	31	0.2
Cristales-Malasia	16004352	O	2/15/07	510852	717501	1135	3.3	Compt	Grass	2	28	0.3
Cristales-Malasia	16004351	O	2/15/07	510809	717502	1126	1.7	Compt	Grass	17	30	0.6
Cristales-Malasia	16004695	O	2/15/07	510645	717500	1101	3	Compt	Grass	1	31	0.4
Cristales-Malasia	16004694	O	2/15/07	510596	717499	1103	2	Compt	Forest	2	41	0.4
Cristales-Malasia	16004634	O	2/15/07	510405	717093	1193	3	Compt	Grass	2	20	0.6
Cristales-Malasia	16004635	O	2/15/07	510451	717097	1208	3.1	Compt	Grass	1	29	0.7
Cristales-Malasia	16004638	O	2/15/07	510601	717099	1238	3	Compt	Grass	1	47	0.5
Cristales-Malasia	16004633	O	2/15/07	510348	717097	1172	3	Compt	Grass	1	36	0.8
Cristales-Malasia	16004636	O	2/15/07	510501	717097	1202	3.2	Compt	Grass	1	19	0.6
Cristales-Malasia	16004637	O	2/15/07	510550	717101	1231	3	Compt	Grass	11	40	0.7
Cristales-Malasia	16004639	O	2/15/07	510648	717094	1220	3	Compt	Grass	1	58	0.6
Cristales-Malasia	16004691	O	2/15/07	510450	717499	1136	3	Compt	Grass	1	33	0.3
Cristales-Malasia	16004692	O	2/15/07	510403	717499	1114	3	Friab	Grass	1	26	0.1
Cristales-Malasia	16004389	O	2/16/07	511755	717103	1168	3.1	Compt	Grass	10	53	0.7
Cristales-Malasia	16004139	O	2/16/07	511805	716905	1177	3	Friab	Cult	1	37	0.5
Cristales-Malasia	16004140	O	2/16/07	511855	716899	1164	3	Friab	Cult	1	25	0.2
Cristales-Malasia	16004143	O	2/16/07	512002	716904	1089	3	Friab	Cult	1	22	0.6
Cristales-Malasia	16004141	O	2/16/07	511889	716897	1136	2	Friab	Cult	1	42	0.6
Cristales-Malasia	16004142	O	2/16/07	511953	716897	1112	3.1	Friab	Cult	1	40	0.6
Cristales-Malasia	16004138	O	2/16/07	511757	716896	1177	3.08	Friab	Cult	1	34	0.7
Cristales-Malasia	16004320	O	2/16/07	511944	716705	1046	2	Friab	Forest	1	45	0.3
Cristales-Malasia	16004321	O	2/16/07	512000	716694	1051	3	Friab	Forest	2	29	0.1
Cristales-Malasia	16004324	D	2/16/07	511955	716503	1091	3	Friab	Grass	1	75	0.1
Cristales-Malasia	16004328	O	2/16/07	511804	716504	1103	3	Friab	Forest	1	38	0.1
Cristales-Malasia	16004329	O	2/16/07	511750	716501	1105	3	Friab	Forest	1	30	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004319	O	2/16/07	511902	716699	1064	3	Compt	Grass	1	32	0.2
Cristales-Malasia	16004322	O	2/16/07	512006	716494	1090	2	Compt	Forest	1	33	0.2
Cristales-Malasia	16004323	O	2/16/07	511955	716503	1091	3	Friab	Grass	1	68	0.1
Cristales-Malasia	16004326	O	2/16/07	511902	716500	1058	3	Friab	Forest	1	44	0.3
Cristales-Malasia	16004327	O	2/16/07	511848	716501	1110	3	Friab	Forest	5	36	0.5
Cristales-Malasia	16004368	O	2/16/07	511651	717500	1054	3	Compt	Cult	1	17	0.2
Cristales-Malasia	16004369	O	2/16/07	511693	717500	1055	3	Compt	Cult	1	40	0.5
Cristales-Malasia	16004367	O	2/16/07	511584	717500	1035	3	Friab	Grass	3	38	0.3
Cristales-Malasia	16004366	O	2/16/07	511551	717500	1077	3	Compt	Grass	1	28	0.2
Cristales-Malasia	16004387	O	2/16/07	511655	717100	1185	3.2	Compt	Forest	3	44	0.6
Cristales-Malasia	16004388	O	2/16/07	511700	717100	1189	3.1	Compt	Forest	1	20	0.2
Cristales-Malasia	16004383	O	2/16/07	511502	717105	1192	2.6	Compt	Grass	2	32	0.7
Cristales-Malasia	16004385	O	2/16/07	511550	717104	1193	2.95	Friab	Forest	1	76	0.5
Cristales-Malasia	16004386	O	2/16/07	511601	717103	1198	1.8	Friab	Forest	1	44	0.7
Cristales-Malasia	16004135	O	2/16/07	511602	716905	1187	4	Compt	Grass	2	20	0.9
Cristales-Malasia	16004136	O	2/16/07	511651	716900	1187	3.1	Friab	Grass	1	49	0.5
Cristales-Malasia	16004137	O	2/16/07	511703	716903	1185	3	Compt	Cult	2	26	1.1
Cristales-Malasia	16004133	O	2/16/07	511526	716900	1194	3	Compt	Grass	1	16	0.3
Cristales-Malasia	16004134	O	2/16/07	511551	716902	1189	3.1	Compt	Grass	1	16	0.5
Cristales-Malasia	16004331	O	2/16/07	511694	716502	1111	3	Compt	Grass	2	27	1.0
Cristales-Malasia	16004332	O	2/16/07	511650	716503	1105	3	Friab	Forest	2	41	0.4
Cristales-Malasia	16004333	O	2/16/07	511597	716501	1110	3	Friab	Forest	1	40	0.1
Cristales-Malasia	16004360	O	2/16/07	511296	717501	1100	3	Friab	Grass	1	44	0.1
Cristales-Malasia	16004361	D	2/16/07	511296	717501	1100	3	Friab	Grass	2	73	0.1
Cristales-Malasia	16004359	O	2/16/07	511244	717501	1060	3	Friab	Grass	1	29	0.1
Cristales-Malasia	16004362	O	2/16/07	511352	717507	1121	2.6	Friab	Grass	2	37	0.1
Cristales-Malasia	16004363	O	2/16/07	511401	717504	1136	2.5	Friab	Grass	1	36	0.2
Cristales-Malasia	16004364	O	2/16/07	511453	717502	1132	3	Friab	Grass	1	31	0.0
Cristales-Malasia	16004365	O	2/16/07	511496	717500	1115	3	Compt	Grass	1	12	0.1
Cristales-Malasia	16004358	O	2/16/07	511197	717504	1054	3	Friab	Grass	2	47	0.2
Cristales-Malasia	16004129	O	2/16/07	511351	716902	1181	3.15	Friab	Cult	1	45	0.3
Cristales-Malasia	16004381	O	2/16/07	511397	717101	1198	2.5	Compt	Grass	1	37	0.5
Cristales-Malasia	16004382	O	2/16/07	511450	717103	1190	2.95	Compt	Grass	2	16	0.5
Cristales-Malasia	16004379	O	2/16/07	511347	717104	1219	2.9	Friab	Grass	1	76	0.2
Cristales-Malasia	16004132	O	2/16/07	511449	716901	1178	5.5	Friab	Grass	1	17	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004131	O	2/16/07	511398	716901	1172	3	Compt	Cult	2	19	0.3
Cristales-Malasia	16004376	O	2/16/07	511245	717105	1221	3	Friab	Forest	1	47	0.4
Cristales-Malasia	16004377	D	2/16/07	511245	717105	1221	3	Friab	Forest	1	44	0.5
Cristales-Malasia	16004378	O	2/16/07	511298	717102	1219	2.85	Friab	Grass	1	53	0.3
Cristales-Malasia	16004127	O	2/16/07	511253	716898	1144	3.1	Compt	Grass	2	29	0.1
Cristales-Malasia	16004128	O	2/16/07	511298	716900	1193	3.05	Compt	Grass	2	25	0.3
Cristales-Malasia	16004649	O	2/16/07	511196	717100	1225	3	Friab	Forest	4	78	0.4
Cristales-Malasia	16004647	O	2/16/07	511046	717102	1221	3.15	Compt	Grass	1	22	0.6
Cristales-Malasia	16004384	O	2/16/07	511101	717102	1234	3.1	Compt	Grass	1	26	0.2
Cristales-Malasia	16004648	O	2/16/07	511150	717097	1233	2.9	Friab	Grass	1	50	1.3
Cristales-Malasia	16004357	O	2/16/07	511142	717501	1060	3	Compt	Grass	2	37	0.2
Cristales-Malasia	16004356	O	2/16/07	511098	717503	1055	3	Compt	Grass	1	22	0.2
Cristales-Malasia	16004374	D	2/17/07	511901	717497	1072	3	Friab	Cult	1	65	0.1
Cristales-Malasia	16004701	O	2/17/07	511951	717501	1082	3	Friab	Grass	1	132	0.2
Cristales-Malasia	16004702	O	2/17/07	512001	717499	1058	3	Compt	Cult	1	81	0.1
Cristales-Malasia	16004703	O	2/17/07	511899	717299	1091	3	Compt	Cult	1	23	0.3
Cristales-Malasia	16004708	O	2/17/07	512004	717307	1058	3	Compt	Cult	1	27	0.1
Cristales-Malasia	16004709	O	2/17/07	511952	717300	1075	3	Compt	Cult	1	25	0.1
Cristales-Malasia	16004373	O	2/17/07	511901	717497	1072	3	Friab	Cult	1	47	0.1
Cristales-Malasia	16004704	O	2/17/07	511844	717304	1104	3	Compt	Grass	1	29	0.1
Cristales-Malasia	16004372	O	2/17/07	511855	717505	1072	3	Compt	Cult	1	2	0.0
Cristales-Malasia	16004390	O	2/17/07	511800	717101	1165	2.8	Friab	Grass	1	40	0.4
Cristales-Malasia	16004391	O	2/17/07	511850	717094	1153	3.1	Friab	Forest	1	35	0.3
Cristales-Malasia	16004392	O	2/17/07	511894	717100	1165	2.98	Compt	Grass	1	38	0.4
Cristales-Malasia	16004393	O	2/17/07	511942	717100	1151	3.05	Compt	Grass	1	17	0.1
Cristales-Malasia	16004394	O	2/17/07	511999	717100	1116	3.15	Compt	Grass	1	61	0.3
Cristales-Malasia	16004707	O	2/17/07	511752	717303	1131	3	Compt	Cult	1	16	0.2
Cristales-Malasia	16004714	O	2/17/07	511647	717297	1134	3	Compt	Grass	1	27	0.2
Cristales-Malasia	16004715	O	2/17/07	511700	717299	1138	2.95	Compt	Grass	1	20	0.1
Cristales-Malasia	16004706	O	2/17/07	511800	717302	1106	3	Compt	Cult	10	42	0.2
Cristales-Malasia	16004370	O	2/17/07	511748	717505	1063	3	Compt	Cult	1	25	0.3
Cristales-Malasia	16004371	O	2/17/07	511795	717503	1078	3	Compt	Cult	2	11	0.2
Cristales-Malasia	16004713	O	2/17/07	511598	717298	1124	3.15	Compt	Grass	1	29	0.2
Cristales-Malasia	16004398	O	2/17/07	511549	717301	1145	3.2	Compt	Grass	2	26	1.1
Cristales-Malasia	16004399	D	2/17/07	511549	717301	1145	3.2	Compt	Grass	5	15	0.9

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004337	D	2/17/07	511403	716502	1127	1.9	Compt	Forest	10	28	3.2
Cristales-Malasia	16004334	O	2/17/07	511550	716497	1125	3	Compt	Grass	1	34	0.4
Cristales-Malasia	16004335	O	2/17/07	511495	716499	1132	3	Compt	Grass	2	40	0.3
Cristales-Malasia	16004336	O	2/17/07	511403	716502	1127	1.9	Compt	Forest	7	28	3.3
Cristales-Malasia	16004339	O	2/17/07	511299	716500	1154	3	Compt	Grass	7	26	2.7
Cristales-Malasia	16004340	O	2/17/07	511250	716502	1157	3	Friab	Grass	1	27	0.2
Cristales-Malasia	16004338	O	2/17/07	511348	716500	1146	3	Compt	Forest	3	25	0.5
Cristales-Malasia	16004395	O	2/17/07	511352	717302	1176	3	Compt	Forest	1	35	0.2
Cristales-Malasia	16004397	O	2/17/07	511503	717298	1144	3.1	Compt	Forest	1	41	0.2
Cristales-Malasia	16004717	O	2/17/07	511252	717300	1157	3.1	Compt	Forest	1	34	0.2
Cristales-Malasia	16004716	O	2/17/07	511301	717302	1173	3.1	Compt	Forest	1	26	0.2
Cristales-Malasia	16004396	O	2/17/07	511406	717312	1173	2.95	Compt	Forest	1	23	0.1
Cristales-Malasia	16004342	O	2/17/07	511154	716499	1161	3	Friab	Grass	2	35	0.3
Cristales-Malasia	16004348	O	2/17/07	510853	716499	1254	3.1	Compt	Grass	1	40	0.6
Cristales-Malasia	16004341	O	2/17/07	511196	716500	1159	3	Friab	Forest	1	24	0.3
Cristales-Malasia	16004343	O	2/17/07	511100	716500	1186	3	Friab	Grass	1	38	0.3
Cristales-Malasia	16004345	O	2/17/07	511000	716500	1217	3	Compt	Grass	2	37	0.4
Cristales-Malasia	16004346	O	2/17/07	510950	716503	1238	3	Friab	Grass	1	74	1.3
Cristales-Malasia	16004349	D	2/17/07	510853	716499	1254	3.1	Compt	Grass	1	33	0.5
Cristales-Malasia	16004347	O	2/17/07	510904	716497	1235	3	Compt	Grass	1	50	0.7
Cristales-Malasia	16004344	O	2/17/07	511051	716496	1201	1.8	Compt	Grass	1	62	2.6
Cristales-Malasia	16004152	O	2/17/07	509850	716505	1173	3.04	Friab	Forest	1	12	0.2
Cristales-Malasia	16004156	O	2/17/07	509997	716499	1196	3	Compt	Cult	2	31	0.5
Cristales-Malasia	16004157	O	2/17/07	510053	716502	1200	2.9	Friab	Grass	1	33	0.2
Cristales-Malasia	16004158	O	2/17/07	510106	716501	1169	2.9	Friab	Grass	1	44	0.5
Cristales-Malasia	16004153	O	2/17/07	509898	716506	1162	3	Friab	Cult	1	44	0.7
Cristales-Malasia	16004154	O	2/17/07	509948	716500	1165	3	Friab	Cult	1	27	0.2
Cristales-Malasia	16004145	O	2/17/07	509605	716496	1115	2.9	Compt	Forest	2	32	0.4
Cristales-Malasia	16004148	O	2/17/07	509750	716508	1159	3.1	Friab	Forest	3	56	0.3
Cristales-Malasia	16004146	O	2/17/07	509650	716495	1163	3.1	Friab	Forest	1	7	0.1
Cristales-Malasia	16004147	O	2/17/07	509701	716496	1168	3	Friab	Forest	1	24	0.3
Cristales-Malasia	16004149	D	2/17/07	509750	716508	1159	3.1	Friab	Forest	3	54	0.3
Cristales-Malasia	16004151	O	2/17/07	509798	716505	1146	2.9	Compt	Cult	4	54	2.0
Cristales-Malasia	16004144	O	2/17/07	509547	716501	1146	3.15	Friab	Grass	6	61	2.2
Cristales-Malasia	16004166	O	2/19/07	510510	716498	1265	3	Friab	Grass	1	28	0.7

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004165	O	2/19/07	510453	716493	1254	3.02	Compt	Grass	2	22	3.9
Cristales-Malasia	16004164	O	2/19/07	510406	716504	1225	3	Compt	Grass	3	32	0.3
Cristales-Malasia	16004167	O	2/19/07	510548	716502	1253	3	Compt	Grass	4	37	0.6
Cristales-Malasia	16004168	O	2/19/07	510604	716500	1246	3	Compt	Grass	1	48	0.3
Cristales-Malasia	16004162	O	2/19/07	510292	716496	1202	3.06	Compt	Grass	1	13	0.3
Cristales-Malasia	16004163	O	2/19/07	510353	716504	1200	3	Friab	Grass	1	19	0.1
Cristales-Malasia	16004159	O	2/19/07	510156	716506	1188	3	Compt	Grass	1	44	0.8
Cristales-Malasia	16004160	O	2/19/07	510205	716508	1169	4	Compt	Grass	2	44	0.7
Cristales-Malasia	16004161	O	2/19/07	510276	716511	1165	3	Friab	Grass	1	1	0.2
Cristales-Malasia	16004185	O	2/20/07	511202	717305	1152	3	Friab	Grass	1	28	0.3
Cristales-Malasia	16004178	O	2/20/07	510901	717302	1186	3	Friab	Trop	1	36	0.3
Cristales-Malasia	16004181	O	2/20/07	510994	717297	1153	3	Friab	Grass	1	38	0.5
Cristales-Malasia	16004182	O	2/20/07	511046	717300	1150	3	Friab	Grass	1	36	0.4
Cristales-Malasia	16004183	O	2/20/07	511092	717293	1148	2.95	Compt	Grass	2	31	0.3
Cristales-Malasia	16004184	O	2/20/07	511152	717298	1143	3.07	Friab	Grass	1	46	0.3
Cristales-Malasia	16004179	O	2/20/07	510954	717298	1170	3	Friab	Grass	1	37	0.7
Cristales-Malasia	16004171	O	2/20/07	510804	716502	1247	3.1	Compt	Grass	1	43	0.3
Cristales-Malasia	16004174	O	2/20/07	510751	717302	1169	3.1	Friab	Trop	1	31	0.4
Cristales-Malasia	16004176	O	2/20/07	510810	717298	1169	3	Compt	Forest	1	25	0.5
Cristales-Malasia	16004177	O	2/20/07	510854	717298	1169	3	Friab	Trop	1	36	0.3
Cristales-Malasia	16004172	O	2/20/07	510751	716498	1271	3	Compt	Grass	3	47	0.2
Cristales-Malasia	16004173	D	2/20/07	510751	716498	1271	3	Compt	Grass	2	34	0.2
Cristales-Malasia	16004169	O	2/20/07	510657	716502	1235	2.9	Compt	Grass	1	39	0.1
Cristales-Malasia	16004170	O	2/20/07	510699	716500	1250	3	Compt	Grass	13	36	0.2
Cristales-Malasia	16004493	O	2/21/07	511215	717707	1010	2.8	Compt	Forest	1	30	0.2
Cristales-Malasia	16004194	O	2/21/07	510958	717702	1020	3	Friab	Grass	1	51	0.1
Cristales-Malasia	16004195	O	2/21/07	511006	717703	1076	3	Friab	Trop	1	31	0.1
Cristales-Malasia	16004193	O	2/21/07	510900	717699	1040	3.1	Friab	Grass	1	61	0.2
Cristales-Malasia	16004196	O	2/21/07	511046	717697	994	3	Compt	Grass	17	35	0.4
Cristales-Malasia	16004197	O	2/21/07	511100	717698	989	2.9	Compt	Trop	1	43	0.1
Cristales-Malasia	16004198	O	2/21/07	511147	717698	1005	3.16	Compt	Grass	1	39	0.2
Cristales-Malasia	16004199	D	2/21/07	511147	717698	1005	3.16	Compt	Grass	1	37	0.2
Cristales-Malasia	16004188	O	2/21/07	510649	717694	1061	3	Friab	Cult	1	32	0.1
Cristales-Malasia	16004189	O	2/21/07	510703	717696	1044	2.7	Friab	Grass	5	36	1.1
Cristales-Malasia	16004190	O	2/21/07	510755	717694	1032	3	Friab	Grass	1	17	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Cristales-Malasia	16004191	O	2/21/07	510801	717700	1052	3.18	Compt	Grass	1	60	0.3
Cristales-Malasia	16004192	O	2/21/07	510850	717697	1050	3.08	Friab	Grass	1	30	0.1
Cristales-Malasia	16004186	O	2/21/07	510559	717702	1065	3.05	Friab	Cult	1	20	0.1
Cristales-Malasia	16004187	O	2/21/07	510601	717703	1067	3	Friab	Grass	1	37	0.2
Cristales-Malasia	16004563	O	2/22/07	511843	717696	1002	3.06	Compt	Grass	1	15	0.1
Cristales-Malasia	16004564	O	2/22/07	511900	717701	1013	2.6	Compt	Cult	1	35	0.4
Cristales-Malasia	16004565	O	2/22/07	511949	717701	1022	3.05	Compt	Trop	1	17	0.1
Cristales-Malasia	16004566	O	2/22/07	511997	717707	1010	3	Friab	Trop	4	17	0.1
Cristales-Malasia	16004528	O	2/22/07	511653	717700	1024	2.9	Friab	Grass	1	54	0.1
Cristales-Malasia	16004560	O	2/22/07	511703	717703	1023	3.1	Friab	Grass	1	39	0.1
Cristales-Malasia	16004561	O	2/22/07	511753	717702	1047	3	Friab	Grass	1	73	0.1
Cristales-Malasia	16004562	O	2/22/07	511798	717698	1029	2.9	Friab	Grass	1	13	0.1
Cristales-Malasia	16004527	O	2/22/07	511599	717701	1006	2.8	Friab	Grass	1	62	0.3
Cristales-Malasia	16004498	O	2/22/07	511511	717697	1010	2.7	Compt	Forest	1	31	0.3
Cristales-Malasia	16004499	D	2/22/07	511511	717697	1010	2.7	Compt	Forest	1	44	0.4
Cristales-Malasia	16004526	O	2/22/07	511552	717698	1011	3	Friab	Grass	1	34	0.3
Cristales-Malasia	16004497	O	2/22/07	511448	717702	1029	2.9	Friab	Forest	1	38	0.3
Cristales-Malasia	16004494	O	2/22/07	511297	717702	1029	3	Friab	Grass	1	28	0.0
Cristales-Malasia	16004495	O	2/22/07	511348	717700	1033	2.9	Friab	Grass	1	44	0.1
Cristales-Malasia	16004496	O	2/22/07	511401	717697	1047	3	Friab	Grass	1	45	0.2
Cristales-Malasia	16004597	O	2/26/07	507955	717507	1045	2.95	Compt	Cult	1	4	0.1
Cristales-Malasia	16004722	O	2/26/07	507506	717505	1003	3.03	Compt	Trop	1	1	0.0
Cristales-Malasia	16004599	D	2/26/07	507900	717497	1051	3	Compt	Trop	1	3	0.1
Cristales-Malasia	16004598	O	2/26/07	507900	717497	1051	3	Compt	Trop	1	3	0.1
Cristales-Malasia	16004710	O	2/26/07	507853	717502	1031	3	Compt	Trop	1	6	0.3
Cristales-Malasia	16004711	O	2/26/07	507795	717502	1042	2.9	Friab	Forest	4	2	0.1
Cristales-Malasia	16004712	O	2/26/07	507751	717505	1045	3.1	Compt	Trop	15	7	0.2
Cristales-Malasia	16004720	O	2/26/07	507605	717503	1020	3.07	Compt	Cult	27	12	0.4
Cristales-Malasia	16004718	O	2/26/07	507701	717504	1063	3	Compt	Forest	1	4	0.2
Cristales-Malasia	16004719	O	2/26/07	507655	717504	1043	3	Compt	Forest	30	4	0.1
Las Monjas	16003592	O	1/22/07	507201	717700	1041	3	Compt	Grass	11	5	0.1
Las Monjas	16003590	O	1/22/07	507300	717700	1022	3	Friab	Grass	1	5	0.1
Las Monjas	16003591	O	1/22/07	507250	717700	1045	3	Compt	Grass	1	9	0.1
Las Monjas	16003593	O	1/22/07	507161	717699	1059	3	Compt	Trop	1	2	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16003594	O	1/22/07	507097	717704	1068	3	Compt	Forest	7	5	0.0
Las Monjas	16003596	O	1/22/07	507004	717702	1058	3	Friab	Grass	1	8	0.0
Las Monjas	16003597	O	1/22/07	506950	717700	1038	3	Friab	Grass	1	4	0.1
Las Monjas	16003595	O	1/22/07	507047	717703	1058	3	Friab	Forest	1	10	0.1
Las Monjas	16004108	O	1/24/07	507001	718196	1023	3	Compt	Grass	3	5	0.1
Las Monjas	16004109	O	1/24/07	507001	718300	1038	3	Compt	Grass	5	15	0.1
Las Monjas	16004110	O	1/24/07	507000	718401	1059	3	Compt	Forest	10	4	0.2
Las Monjas	16004106	O	1/24/07	506999	718099	1030	3	Friab	Grass	2	6	0.1
Las Monjas	16004908	O	1/30/07	506998	717801	960	3	Compt	Forest	2	10	0.2
Las Monjas	16004967	O	1/31/07	507705	718895	1022	3.2	Compt	Forest	1	14	0.1
Las Monjas	16004960	O	1/31/07	508398	718896	957	3	Friab	Grass	1	3	0.1
Las Monjas	16004961	O	1/31/07	508250	718903	995	3	Friab	Grass	18	7	0.1
Las Monjas	16004910	O	1/31/07	508295	718905	984	3	Friab	Forest	1	11	0.0
Las Monjas	16004911	O	1/31/07	508201	718902	1013	3	Friab	Forest	1	14	0.0
Las Monjas	16004901	O	1/31/07	507913	718901	1040	3.1	Compt	Forest	1	10	0.2
Las Monjas	16004902	O	1/31/07	507846	718902	1046	3.12	Compt	Forest	1	4	0.0
Las Monjas	16004903	O	1/31/07	507799	718901	1047	3.15	Compt	Forest	1	2	0.0
Las Monjas	16004913	O	1/31/07	508052	718910	1036	2.8	Compt	Forest	1	5	0.0
Las Monjas	16004966	O	1/31/07	507735	718900	1040	3	Friab	Forest	1	51	0.1
Las Monjas	16004909	O	1/31/07	508349	718902	972	3	Compt	Forest	1	9	0.2
Las Monjas	16004962	O	1/31/07	508152	718907	1021	3	Compt	Grass	10	2	0.0
Las Monjas	16004963	O	1/31/07	508152	718907	1021	3	Compt	Grass	1	3	0.2
Las Monjas	16004964	O	1/31/07	507957	718904	1049	3	Compt	Grass	1	7	0.1
Las Monjas	16004968	O	1/31/07	507655	718908	1048	3.1	Friab	Forest	1	18	0.1
Las Monjas	16001238	O	1/31/07	507344	718912	1067	3	Compt	Forest	2	11	0.0
Las Monjas	16004922	O	1/31/07	507150	718900	1096	2.9	Friab	Forest	5	61	0.3
Las Monjas	16004919	O	1/31/07	506990	718903	1136	3	Friab	Forest	1	2	0.0
Las Monjas	16004920	O	1/31/07	507060	718915	1125	3	Friab	Forest	1	34	0.0
Las Monjas	16004921	O	1/31/07	507119	718914	1107	3	Friab	Forest	1	7	0.1
Las Monjas	16004923	O	1/31/07	507206	718902	1092	3	Compt	Forest	107	31	0.1
Las Monjas	16004924	O	1/31/07	507260	718893	1094	3.2	Friab	Forest	1	7	0.1
Las Monjas	16004973	O	1/31/07	507494	718907	1079	3	Friab	Forest	1	8	0.1
Las Monjas	16004974	O	1/31/07	507446	718901	1105	3	Friab	Cult	21	23	0.1
Las Monjas	16001239	O	1/31/07	507393	718909	1088	3	Compt	Forest	1	4	0.0
Las Monjas	16004971	O	1/31/07	507605	718903	1083	3.4	Compt	Forest	1	11	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004972	O	1/31/07	507550	718907	1076	2.95	Friab	Forest	1	18	0.1
Las Monjas	16001237	O	1/31/07	507298	718901	1090	3	Compt	Forest	150	15	0.3
Las Monjas	16004918	O	1/31/07	506948	718901	1130	3	Friab	Forest	2	4	0.1
Las Monjas	16004914	O	2/01/07	508005	718906	1056	3	Compt	Forest	1	17	0.0
Las Monjas	16004981	O	2/01/07	507008	718700	1089	3	Compt	Forest	1	15	0.1
Las Monjas	16004958	O	2/01/07	506551	718499	1068	3	Compt	Grass	2	6	0.2
Las Monjas	16004959	O	2/01/07	506603	718499	1083	3	Compt	Grass	15	5	0.2
Las Monjas	16004936	O	2/01/07	506458	718497	1071	3	Friab	Forest	3	9	0.2
Las Monjas	16004915	O	2/01/07	506006	718503	1116	2.5	Friab	Forest	1	4	0.1
Las Monjas	16004953	O	2/01/07	506160	718502	1122	2.9	Friab	Grass	159	12	0.3
Las Monjas	16004954	O	2/01/07	506203	718501	1110	3	Compt	Grass	2	4	0.1
Las Monjas	16004955	O	2/01/07	506351	718508	1107	3	Friab	Grass	146	11	0.1
Las Monjas	16004956	O	2/01/07	506408	718502	1086	3	Friab	Grass	1	2	0.1
Las Monjas	16004916	O	2/01/07	506050	718500	1106	3	Friab	Forest	1	4	0.1
Las Monjas	16004917	O	2/01/07	506308	718512	1118	3	Friab	Forest	9	5	0.0
Las Monjas	16004952	O	2/01/07	506096	718496	1115	3	Compt	Grass	14	10	0.2
Las Monjas	16004957	D	2/01/07	506408	718502	1086	3	Friab	Grass	1	2	0.1
Las Monjas	16004980	O	2/01/07	506996	718799	1093	3.1	Compt	Forest	2	47	0.2
Las Monjas	16004925	O	2/01/07	506751	718904	1207	3	Friab	Forest	1	4	0.1
Las Monjas	16004926	D	2/01/07	506751	718904	1207	3	Friab	Forest	1	4	0.0
Las Monjas	16001242	O	2/01/07	506643	718899	1197	3	Friab	Forest	48	65	0.2
Las Monjas	16001243	O	2/01/07	506602	718907	1200	2.9	Friab	Forest	1	5	0.1
Las Monjas	16001244	O	2/01/07	506554	718902	1163	3	Friab	Forest	1	10	0.1
Las Monjas	16001245	O	2/01/07	506502	718915	1159	2.7	Friab	Forest	1	4	0.1
Las Monjas	16004927	O	2/01/07	506352	718905	1156	1.2	Friab	Forest	4	4	0.1
Las Monjas	16001240	O	2/01/07	506797	718890	1188	2.5	Friab	Forest	2	46	0.1
Las Monjas	16001247	O	2/01/07	506855	718895	1192	1.6	Friab	Forest	9	37	0.1
Las Monjas	16001241	O	2/01/07	506702	718903	1202	3	Friab	Forest	771	225	0.2
Las Monjas	16001246	O	2/01/07	506449	718893	1156	2	Friab	Forest	1	4	0.3
Las Monjas	16004976	O	2/01/07	505998	718899	1171	2.9	Compt	Forest	17	8	0.1
Las Monjas	16004977	O	2/01/07	506061	718907	1164	3	Compt	Forest	1	16	0.1
Las Monjas	16004978	O	2/01/07	506107	718902	11440	2.5	Compt	Forest	1	11	0.1
Las Monjas	16004979	O	2/01/07	506195	718885	1116	2.5	Compt	Cult	4	158	0.1
Las Monjas	16004982	O	2/02/07	508402	718502	995	3.1	Compt	Forest	1	4	0.1
Las Monjas	16004983	O	2/02/07	508350	718544	1155	3	Compt	Forest	1	1	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004984	O	2/02/07	508291	718504	1018	3	Compt	Forest	1	3	0.1
Las Monjas	16004985	O	2/02/07	508225	718501	1026	3.1	Compt	Forest	1	1	0.1
Las Monjas	16004986	O	2/02/07	508198	718497	1026	2.9	Compt	Forest	4	2	0.9
Las Monjas	16004987	O	2/02/07	508143	718503	1027	3.4	Compt	Forest	1	1	0.1
Las Monjas	16004988	O	2/02/07	508104	718506	1018	3	Compt	Forest	1	3	0.1
Las Monjas	16001234	O	2/02/07	507700	718500	1050	3	Compt	Forest	1	12	0.1
Las Monjas	16004992	O	2/02/07	507896	718516	1056	3.1	Friab	Forest	1	3	0.1
Las Monjas	16004993	O	2/02/07	507856	718511	1063	3.2	Compt	Forest	1	4	0.1
Las Monjas	16004989	O	2/02/07	508035	718505	1018	3	Compt	Forest	2	5	0.2
Las Monjas	16004990	O	2/02/07	508006	718502	1021	3.1	Compt	Forest	1	4	0.2
Las Monjas	16004991	O	2/02/07	507955	718502	1028	3.12	Compt	Forest	1	2	0.2
Las Monjas	16001235	O	2/02/07	507750	718500	1050	2	Friab	Forest	1	11	0.1
Las Monjas	16001236	O	2/02/07	507800	718500	1050	3	Compt	Forest	1	7	0.1
Las Monjas	16001231	O	2/02/07	507600	718500	1050	3	Compt	Forest	1	9	0.0
Las Monjas	16001232	O	2/02/07	507650	718500	1050	2.7	Compt	Forest	4	13	0.2
Las Monjas	16001230	O	2/02/07	507550	718500	1050	3.1	Compt	Forest	1	2	0.1
Las Monjas	16004934	O	2/02/07	507405	718500	1050	2	Compt	Forest	17	8	0.3
Las Monjas	16004935	O	2/02/07	507450	718500	1050	1.7	Compt	Forest	2	13	0.2
Las Monjas	16004931	O	2/02/07	507350	718500	1050	3	Friab	Forest	1	16	0.1
Las Monjas	16004933	D	2/02/07	507350	718500	1050	3	Friab	Forest	1	22	0.2
Las Monjas	16004929	O	2/02/07	507250	718500	1050	3.15	Compt	Forest	2	13	0.2
Las Monjas	16004930	O	2/02/07	507300	718500	1050	3	Compt	Forest	1	7	0.0
Las Monjas	16001229	O	2/02/07	507500	718500	1050	3	Friab	Forest	1	7	0.1
Las Monjas	16004946	O	2/02/07	507000	718500	1080	3	Friab	Grass	2	9	0.2
Las Monjas	16004947	O	2/02/07	507003	718600	1131	3	Friab	Grass	4	7	0.1
Las Monjas	16004948	O	2/02/07	507050	718500	1120	2	Compt	Grass	267	17	0.5
Las Monjas	16004949	O	2/02/07	507100	718500	1110	3	Compt	Grass	327	7	0.4
Las Monjas	16004928	O	2/02/07	507200	718500	1050	3	Compt	Forest	1	10	0.0
Las Monjas	16004951	O	2/02/07	507153	718505	1063	3	Compt	Grass	1	9	0.1
Las Monjas	16004944	D	2/02/07	506950	718500	1100				63	8	0.3
Las Monjas	16004943	O	2/02/07	506950	718500	1100				51	8	0.3
Las Monjas	16004939	O	2/02/07	506747	718500	1075	3	Compt	Grass	29	7	0.3
Las Monjas	16004940	O	2/02/07	506804	718503	1099	3	Compt	Grass	22	12	0.1
Las Monjas	16004941	O	2/02/07	506857	718503	1129	3	Friab	Grass	14	24	0.1
Las Monjas	16004942	O	2/02/07	506900	718501	1117	3	Compt	Grass	2	5	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004938	O	2/02/07	506701	718497	1043	3	Compt	Forest	717	50	0.6
Las Monjas	16004937	O	2/02/07	506652	718504	1070	3	Compt	Forest	46	5	0.1
Las Monjas	16001248	O	2/03/07	507551	718096	981	3	Compt	Grass	19	5	0.1
Las Monjas	16001249	O	2/03/07	507500	718096	1000	3	Friab	Grass	1	4	0.1
Las Monjas	16001250	O	2/03/07	507455	718102	986	3	Compt	Grass	1	3	0.2
Las Monjas	16001251	O	2/03/07	507299	718098	987	3	Friab	Grass	1	21	0.1
Las Monjas	16004998	O	2/03/07	507197	718100	1040	3	Friab	Grass	115	20	0.1
Las Monjas	16004999	O	2/03/07	507250	718100	1024	3	Friab	Forest	1	7	0.1
Las Monjas	16004904	O	2/03/07	506945	718083	1060	4	Compt	Grass	1	7	0.0
Las Monjas	16004905	O	2/03/07	506899	718098	1074	3.1	Compt	Grass	2	7	0.2
Las Monjas	16004965	O	2/03/07	507051	718099	1010	3	Friab	Grass	1	4	0.1
Las Monjas	16004997	O	2/03/07	507149	718094	1046	3	Compt	Grass	1	8	0.2
Las Monjas	16004996	O	2/03/07	507103	718097	1032	3.1	Compt	Grass	1	5	0.2
Las Monjas	16004906	O	2/03/07	506847	718100	1072	3.1	Compt	Grass	1	5	0.1
Las Monjas	16004907	O	2/03/07	506801	718097	1062	3.15	Compt	Forest	1	7	0.0
Las Monjas	16004508	O	2/06/07	506598	718100	1046	3	Friab	Grass	1	3	0.0
Las Monjas	16004509	O	2/06/07	506664	718105	1040	3	Friab	Grass	1	4	0.1
Las Monjas	16004510	O	2/06/07	506696	718098	1050	3	Friab	Grass	1	6	0.1
Las Monjas	16004511	O	2/06/07	506754	718104	1049	3	Compt	Grass	10	11	0.1
Las Monjas	16004537	D	2/06/07	506299	718095	1075	3	Compt	Grass	5	10	0.2
Las Monjas	16004506	O	2/06/07	506497	718102	1079	3	Friab	Grass	1	5	0.3
Las Monjas	16004507	O	2/06/07	506549	718105	1059	3	Friab	Grass	1	6	0.0
Las Monjas	16004538	O	2/06/07	506356	718098	1088	3	Friab	Grass	42	14	0.1
Las Monjas	16004536	O	2/06/07	506299	718095	1075	3	Compt	Grass	5	9	0.2
Las Monjas	16004539	O	2/06/07	506399	718104	1093	3	Friab	Grass	15	6	0.0
Las Monjas	16004540	O	2/06/07	506451	718098	1103	3	Friab	Grass	3	38	0.1
Las Monjas	16004529	O	2/06/07	505997	718094	1097	3	Compt	Forest	1	57	0.1
Las Monjas	16004531	O	2/06/07	506049	718093	1075	3	Compt	Grass	2	21	0.3
Las Monjas	16004532	O	2/06/07	506103	718095	1054	3	Friab	Grass	1	9	0.1
Las Monjas	16004533	O	2/06/07	506148	718094	1056	3	Friab	Grass	2	3	0.2
Las Monjas	16004534	O	2/06/07	506198	718098	1032	2	Compt	Forest	2	8	0.4
Las Monjas	16004535	O	2/06/07	506251	718095	1045	3	Compt	Grass	2	14	0.1
Las Monjas	16004436	O	2/06/07	506891	719100	1038	2.5	Friab	Forest	8	23	0.4
Las Monjas	16004434	O	2/06/07	506997	719097	1038	2.95	Friab	Forest	1	6	0.1
Las Monjas	16004435	O	2/06/07	506966	719081	1048	3	Friab	Forest	1	8	0.5

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004437	O	2/06/07	506838	719085	1038	2.5	Friab	Forest	32	59	0.4
Las Monjas	16004441	O	2/06/07	506648	719092	1085	1.8	Friab	Forest	1	8	0.4
Las Monjas	16004440	O	2/06/07	506544	719108	1038	1.8	Compt	Forest	1	12	0.3
Las Monjas	16004448	O	2/06/07	506750	719090	1098	2.6	Friab	Forest	7	4	0.2
Las Monjas	16004438	O	2/06/07	506790	719096	1092	2.5	Friab	Forest	243	29	0.4
Las Monjas	16004439	O	2/06/07	506693	719108	1110	3	Friab	Forest	2	12	0.3
Las Monjas	16004449	D	2/06/07	506750	719090	1098	2.6	Friab	Forest	0	0	0.0
Las Monjas	16004403	O	2/06/07	506304	719105	1017	3	Friab	Forest	1	4	0.2
Las Monjas	16004402	O	2/06/07	506358	719099	965	3	Compt	Forest	4	10	0.1
Las Monjas	16004404	D	2/06/07	506304	719105	1017	3	Friab	Forest	2	2	0.2
Las Monjas	16004406	O	2/06/07	506252	719111	1017	3	Friab	Forest	1	6	0.2
Las Monjas	16004409	O	2/06/07	506053	719102	1030	3	Friab	Forest	2	5	0.2
Las Monjas	16004410	O	2/06/07	505996	719102	1072	1.7	Friab	Forest	58	51	0.4
Las Monjas	16004408	O	2/06/07	506090	719100	1015	2.6	Friab	Forest	3	6	0.3
Las Monjas	16004401	O	2/06/07	506450	719100	994	3	Friab	Forest	3	5	0.2
Las Monjas	16004407	O	2/06/07	506151	719105	1014	3	Friab	Forest	1	13	0.2
Las Monjas	16004413	D	2/07/07	507549	719120	1072	3	Friab	Forest	5	9	0.1
Las Monjas	16004414	O	2/07/07	507591	719098	1078	2.8	Friab	Forest	2	12	0.3
Las Monjas	16004420	O	2/07/07	507900	719097	1067	3	Compt	Forest	13	17	0.2
Las Monjas	16004421	O	2/07/07	507949	719100	1055	3	Compt	Forest	61	8	0.2
Las Monjas	16004418	O	2/07/07	507796	719101	1064	3	Compt	Forest	9	25	0.1
Las Monjas	16004415	O	2/07/07	507651	719092	1078	2	Friab	Forest	2	15	0.1
Las Monjas	16004416	O	2/07/07	507694	719099	1078	3	Friab	Forest	3	41	0.2
Las Monjas	16004417	O	2/07/07	507750	719104	1055	2.6	Friab	Forest	3	12	0.2
Las Monjas	16004419	O	2/07/07	507849	719096	1048	3	Compt	Forest	15	18	0.1
Las Monjas	16004411	O	2/07/07	507510	719118	1072	2	Friab	Forest	3	11	0.3
Las Monjas	16004412	O	2/07/07	507549	719120	1072	3	Friab	Forest	3	8	0.1
Las Monjas	16004452	O	2/07/07	507348	719121	1048	2.9	Friab	Forest	36	64	0.1
Las Monjas	16004453	O	2/07/07	507396	719098	1046	3.8	Friab	Forest	4	20	0.1
Las Monjas	16004454	O	2/07/07	507459	719090	1076	3.5	Compt	Forest	2	3	0.1
Las Monjas	16004447	O	2/07/07	507248	719096	1031	2.65	Compt	Forest	14	79	0.2
Las Monjas	16004451	O	2/07/07	507301	719103	1042	1.35	Friab	Forest	12	19	0.4
Las Monjas	16004512	O	2/07/07	507993	718293	1003	3.1	Friab	Grass	1	1	0.1
Las Monjas	16004513	D	2/07/07	507993	718293	1003	3.1	Friab	Grass	1	2	0.0
Las Monjas	16004514	O	2/07/07	507952	718306	993	3	Friab	Grass	7	28	0.1

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004516	O	2/07/07	507854	718298	1024	3	Compt	Forest	4	7	0.2
Las Monjas	16004520	O	2/07/07	507655	718302	1024	3	Compt	Grass	3	37	0.2
Las Monjas	16004517	O	2/07/07	507806	718306	1004	3	Friab	Grass	8	8	0.0
Las Monjas	16004518	O	2/07/07	507753	718301	1008	3	Friab	Grass	1	8	0.1
Las Monjas	16004519	O	2/07/07	507700	718296	1018	3	Compt	Grass	1	4	0.0
Las Monjas	16004521	O	2/07/07	507599	718300	1007	3	Compt	Grass	135	23	0.1
Las Monjas	16004515	O	2/07/07	507893	718299	1001	3	Compt	Grass	1	6	0.1
Las Monjas	16004523	O	2/07/07	507500	718301	988	3	Compt	Grass	1	6	0.2
Las Monjas	16004524	D	2/07/07	507500	718301	988	3	Compt	Grass	1	5	0.2
Las Monjas	16004522	O	2/07/07	507443	718301	986	3	Friab	Grass	1	5	0.1
Las Monjas	16004442	O	2/07/07	506999	718993	1120	2.8	Friab	Forest	4	24	0.3
Las Monjas	16004443	O	2/07/07	507050	719106	1040	2.5	Compt	Forest	3	24	0.4
Las Monjas	16004444	O	2/07/07	507106	719104	1036	1.4	Compt	Forest	15	52	0.4
Las Monjas	16004446	O	2/07/07	507210	719108	1031	2.5	Compt	Forest	252	31	0.6
Las Monjas	16004445	O	2/07/07	507155	719103	1031	265	Compt	Forest	9	48	0.1
Las Monjas	16004215	O	2/08/07	507392	718300	986	3	Friab	Grass	1	6	0.0
Las Monjas	16004216	O	2/08/07	507353	718295	1026	3	Compt	Grass	1	3	0.0
Las Monjas	16004217	O	2/08/07	507299	718307	1029	3	Compt	Forest	5	7	0.1
Las Monjas	16004218	O	2/08/07	507250	718313	1045	3	Friab	Forest	1	9	0.0
Las Monjas	16004278	O	2/08/07	506898	718704	1128	3	Compt	Forest	4	6	0.1
Las Monjas	16004271	O	2/08/07	507194	718705	1026	3	Compt	Forest	174	20	0.3
Las Monjas	16004279	O	2/08/07	506841	718699	1136	3	Compt	Grass	4	76	0.1
Las Monjas	16004221	O	2/08/07	507100	718300	1030	3	Friab	Forest	1	5	0.0
Las Monjas	16004220	O	2/08/07	507150	718300	1010	2	Friab	Forest	1	5	0.1
Las Monjas	16004273	D	2/08/07	507146	718704	1006	3	Compt	Forest	321	23	0.6
Las Monjas	16004274	O	2/08/07	507094	718695	1005	3	Friab	Forest	3	4	0.1
Las Monjas	16004276	O	2/08/07	507056	718694	1058	2.6	Compt	Forest	9	22	0.1
Las Monjas	16004277	O	2/08/07	506968	718701	1111	3	Friab	Forest	13	23	0.2
Las Monjas	16004219	O	2/08/07	507197	718310	1047	3	Compt	Forest	1	4	0.1
Las Monjas	16004222	O	2/08/07	507055	718304	1079	3	Compt	Forest	1	6	0.1
Las Monjas	16004272	O	2/08/07	507146	718704	1006	3	Compt	Forest	380	20	0.4
Las Monjas	16004223	O	2/08/07	506949	718300	1073	3	Friab	Forest	1	13	0.1
Las Monjas	16004228	O	2/08/07	506801	718301	1036	3	Compt	Grass	1	6	0.3
Las Monjas	16004229	O	2/08/07	506742	718300	1037	2.8	Compt	Grass	1	22	0.3
Las Monjas	16004231	O	2/08/07	506704	718301	1046	3	Friab	Grass	1	11	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004227	O	2/08/07	506850	718301	1045	3	Friab	Grass	998	18	0.4
Las Monjas	16004224	D	2/08/07	506949	718300	1073	3	Friab	Forest	1	11	0.1
Las Monjas	16004226	O	2/08/07	506898	718306	1070	3	Friab	Grass	1	8	0.1
Las Monjas	16004281	O	2/08/07	506789	718698	1129	2	Friab	Grass	6	33	0.1
Las Monjas	16004282	O	2/08/07	506741	718691	1128	3	Friab	Grass	5	6	0.1
Las Monjas	16004283	O	2/08/07	506703	718704	1124	3	Compt	Forest	9	13	0.2
Las Monjas	16004284	O	2/08/07	506650	718700	1114	2.7	Friab	Grass	2	5	1.1
Las Monjas	16004285	O	2/08/07	506612	718705	1121	3	Friab	Forest	7	23	0.3
Las Monjas	16004244	O	2/08/07	506157	718710	1111	1.8	Friab	Forest	4	15	0.1
Las Monjas	16004243	O	2/08/07	506189	718706	1117	2.95	Friab	Forest	6	18	0.1
Las Monjas	16004245	O	2/08/07	506109	718707	1170	2.8	Friab	Forest	17	9	0.2
Las Monjas	16004251	O	2/08/07	506398	718696	1122	2.95	Friab	Forest	3	29	0.2
Las Monjas	16004252	O	2/08/07	506452	718702	1132	3.8	Compt	Forest	50	10	0.5
Las Monjas	16004286	O	2/08/07	506561	718707	1121	3.2	Friab	Forest	5	40	0.2
Las Monjas	16004241	O	2/08/07	506297	718701	1146	3	Compt	Forest	19	29	0.2
Las Monjas	16004242	O	2/08/07	506247	718700	1132	2.86	Friab	Forest	19	97	0.2
Las Monjas	16004246	O	2/08/07	506052	718701	1202	2.6	Friab	Forest	1	4	0.1
Las Monjas	16004247	O	2/08/07	506009	718704	1186	2.5	Friab	Forest	4	26	0.1
Las Monjas	16004287	O	2/08/07	506498	718702	1121	3	Compt	Forest	84	47	0.2
Las Monjas	16004249	D	2/08/07	506382	718651	1201	3.05	Friab	Forest	0	0	0.0
Las Monjas	16004248	O	2/08/07	506382	718651	1201	3.05	Friab	Forest	1	8	0.2
Las Monjas	16004253	O	2/09/07	508396	718704	989	3.7	Friab	Forest	3	1	0.1
Las Monjas	16004254	O	2/09/07	508350	718696	1023	3.1	Friab	Forest	2	2	0.1
Las Monjas	16004256	O	2/09/07	508297	718698	1035	3.1	Compt	Grass	1	6	0.1
Las Monjas	16004260	O	2/09/07	508104	718697	1018	3	Compt	Forest	69	15	0.1
Las Monjas	16004257	O	2/09/07	508249	718701	1028	3	Compt	Grass	4	2	0.1
Las Monjas	16004258	O	2/09/07	508202	718702	1024	3.15	Compt	Forest	10	4	0.4
Las Monjas	16004259	O	2/09/07	508148	718700	1017	3	Compt	Forest	31	3	0.6
Las Monjas	16004297	O	2/09/07	507700	718706	1037	3	Compt	Forest	2	6	0.1
Las Monjas	16004298	D	2/09/07	507700	718706	1037	3	Compt	Forest	2	4	0.1
Las Monjas	16004261	O	2/09/07	508048	718706	1039	3.1	Compt	Forest	5	6	0.1
Las Monjas	16004262	O	2/09/07	507998	718708	1055	3.15	Compt	Forest	4	3	0.1
Las Monjas	16004263	O	2/09/07	507953	718699	1057	28	Compt	Forest	3	3	0.1
Las Monjas	16004299	O	2/09/07	507749	718702	1032	3	Compt	Forest	2	7	0.0
Las Monjas	16004264	O	2/09/07	507899	718700	1043	3.2	Compt	Forest	1	10	0.0

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004265	O	2/09/07	507856	718708	1040	3.16	Compt	Forest	1	3	0.1
Las Monjas	16004266	O	2/09/07	507808	718709	1039	3	Compt	Forest	1	11	0.1
Las Monjas	16004267	O	2/09/07	507450	717902	996	29	Compt	Grass	1	5	0.3
Las Monjas	16004268	O	2/09/07	507400	717892	1005	2.85	Compt	Grass	1	8	0.2
Las Monjas	16004269	O	2/09/07	507350	717901	1029	3.16	Compt	Grass	2	3	0.1
Las Monjas	16004270	O	2/09/07	507301	717901	1050	3	Compt	Grass	1	5	0.1
Las Monjas	16004422	O	2/09/07	507250	717900	1063	3	Compt	Grass	1	7	0.1
Las Monjas	16004423	O	2/09/07	507200	717900	1051	3	Compt	Grass	1	10	0.1
Las Monjas	16004288	O	2/09/07	507307	718705	1023	3	Compt	Forest	2	14	0.0
Las Monjas	16004293	O	2/09/07	507495	718706	1019	1.4	Compt	Grass	11	17	0.3
Las Monjas	16004294	O	2/09/07	507541	718705	1028	2	Compt	Grass	198	17	0.2
Las Monjas	16004295	O	2/09/07	507600	718697	1039	3	Compt	Forest	10	39	0.1
Las Monjas	16004296	O	2/09/07	507655	718699	1047	3	Compt	Grass	29	18	0.4
Las Monjas	16004289	O	2/09/07	507345	718702	1050	3	Compt	Forest	3	10	0.1
Las Monjas	16004290	D	2/09/07	507345	718702	1050	3	Compt	Forest	5	10	0.0
Las Monjas	16004291	O	2/09/07	507397	718702	1066	3	Compt	Forest	5	5	0.2
Las Monjas	16004292	O	2/09/07	507451	718700	1040	3	Compt	Forest	45	14	0.2
Las Monjas	16004424	O	2/09/07	507150	717900	1053	3	Compt	Grass	1	2	0.1
Las Monjas	16004426	O	2/09/07	507100	717900	1062	3	Compt	Grass	6	5	0.1
Las Monjas	16004469	O	2/09/07	506504	718303	1073	3	Compt	Grass	1	3	0.1
Las Monjas	16004470	O	2/09/07	506554	718300	1093	3	Friab	Grass	2	16	0.1
Las Monjas	16004471	O	2/09/07	506600	718297	1072	3	Compt	Grass	3	8	0.1
Las Monjas	16004472	O	2/09/07	506650	718300	1050	3	Compt	Grass	8	8	0.2
Las Monjas	16004468	O	2/09/07	506453	718298	1071	3	Friab	Grass	1	13	0.1
Las Monjas	16004232	O	2/09/07	506000	718295	1114	3	Compt	Forest	1	5	0.1
Las Monjas	16004233	O	2/09/07	506043	718299	1122	3	Compt	Forest	374	8	0.2
Las Monjas	16004234	O	2/09/07	506106	718301	1118	3	Friab	Forest	1	8	0.1
Las Monjas	16004237	D	2/09/07	506190	718303	1042	2.8	Compt	Grass	24	9	0.3
Las Monjas	16004238	O	2/09/07	506253	718302	1053	3	Friab	Grass	1	19	0.2
Las Monjas	16004239	O	2/09/07	506309	718303	1066	3	Friab	Grass	1	10	0.1
Las Monjas	16004240	O	2/09/07	506350	718302	1085	3	Compt	Grass	1	4	0.1
Las Monjas	16004235	O	2/09/07	506154	718301	1068	3	Friab	Grass	1	11	0.1
Las Monjas	16004236	O	2/09/07	506190	718303	1042	2.8	Compt	Grass	35	6	0.2
Las Monjas	16004467	O	2/09/07	506407	718300	1070	3	Friab	Grass	1	4	0.1
Las Monjas	16004433	O	2/10/07	506991	717914	1020	3	Compt	Grass	6	11	0.2

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004651	O	2/10/07	506945	717904	1029	3	Compt	Grass	3	3	0.1
Las Monjas	16004652	D	2/10/07	506945	717904	1029	3	Compt	Grass	3	2	0.1
Las Monjas	16004653	O	2/10/07	507000	718000	1057	3	Compt	Grass	3	7	0.1
Las Monjas	16004654	O	2/10/07	507051	717897	1012	3	Compt	Grass	1	6	0.2
Las Monjas	16004660	O	2/10/07	506905	717695	1017	3	Compt	Grass	3	4	0.0
Las Monjas	16004432	O	2/10/07	506897	717901	1030	3	Compt	Grass	1	3	0.2
Las Monjas	16004427	O	2/10/07	506690	717900	1110	3	Compt	Forest	16	5	0.1
Las Monjas	16004606	O	2/10/07	506650	717698	1050	3.15	Compt	Forest	1	16	0.1
Las Monjas	16004658	O	2/10/07	506798	717703	1055	3	Compt	Grass	1	174	0.4
Las Monjas	16004428	O	2/10/07	506738	717904	1096	3	Compt	Forest	1	6	0.1
Las Monjas	16004429	O	2/10/07	506793	717913	1078	3	Compt	Forest	7	11	0.1
Las Monjas	16004490	O	2/10/07	506647	717897	1093	3	Friab	Grass	58	6	0.1
Las Monjas	16004604	O	2/10/07	506595	717702	1030	2.85	Friab	Grass	1	85	1.5
Las Monjas	16004431	O	2/10/07	506850	717902	1053	3	Compt	Grass	25	6	0.2
Las Monjas	16004659	O	2/10/07	506855	717686	1050	1.7	Compt	Grass	1	26	0.3
Las Monjas	16004489	O	2/10/07	506595	717896	1079	3	Compt	Forest	12	5	0.2
Las Monjas	16004656	O	2/10/07	506703	717708	1081	3	Compt	Grass	2	28	0.2
Las Monjas	16004657	O	2/10/07	506755	717701	1072	3	Friab	Forest	1	6	0.0
Las Monjas	16004484	O	2/10/07	506407	717898	1037	3	Compt	Grass	5	19	0.5
Las Monjas	16004464	O	2/10/07	506304	717698	1025	3	Compt	Grass	1	47	0.3
Las Monjas	16004465	O	2/10/07	506354	717702	1031	3.1	Compt	Forest	1	23	0.3
Las Monjas	16004485	O	2/10/07	506455	717905	1066	3	Compt	Grass	4	69	0.5
Las Monjas	16004486	O	2/10/07	506497	717894	1093	3	Friab	Forest	1	22	0.1
Las Monjas	16004487	D	2/10/07	506497	717894	1093	3	Friab	Forest	1	21	0.1
Las Monjas	16004601	O	2/10/07	506451	717699	1030	3.1	Compt	Forest	1	91	1.0
Las Monjas	16004602	O	2/10/07	506499	717698	1037	3	Compt	Grass	2	11	0.2
Las Monjas	16004603	O	2/10/07	506551	717700	1046	2.97	Compt	Step	2	62	0.4
Las Monjas	16004466	O	2/10/07	506399	717703	1040	2.95	Compt	Forest	1	47	0.2
Las Monjas	16004483	O	2/10/07	506351	717903	1029	3	Compt	Forest	1	43	0.3
Las Monjas	16004488	O	2/10/07	506550	717900	1083	3	Friab	Forest	2	14	0.0
Las Monjas	16004482	O	2/10/07	506297	717900	1029	3	Compt	Grass	10	32	0.3
Las Monjas	16004462	O	2/10/07	506202	717699	1025	3.05	Compt	Grass	1	17	0.3
Las Monjas	16004481	O	2/10/07	506254	717901	1030	3	Friab	Grass	1	6	0.1
Las Monjas	16004458	O	2/10/07	506002	717697	1052	3.15	Compt	Grass	1	17	0.2
Las Monjas	16004461	O	2/10/07	506142	717701	1036	4	Compt	Forest	1	130	0.3

ANOMALY NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING	NORTHING	ELEVATION METRES ASL	SAMPLE DEPTH (M)	SAMPLE TEXTURE	VEGETATION COVER	AU50 PPB	CU PPM	Mo PPM
Las Monjas	16004463	O	2/10/07	506243	717694	1004	3.12	Compt	Grass	3	6	0.7
Las Monjas	16004473	O	2/10/07	506003	717899	1076	2.5	Compt	Grass	1	10	0.3
Las Monjas	16004478	O	2/10/07	506150	717902	1081	3	Compt	Grass	1	26	0.7
Las Monjas	16004479	O	2/10/07	506201	717895	1049	3	Friab	Grass	1	11	0.2
Las Monjas	16004459	O	2/10/07	506047	717700	1034	3.1	Compt	Grass	1	58	0.3
Las Monjas	16004460	O	2/10/07	506097	717703	1019	2.47	Compt	Grass	1	67	1.9
Las Monjas	16004474	D	2/10/07	506003	717899	1076	2.5	Compt	Grass	2	10	0.4
Las Monjas	16004476	O	2/10/07	506052	717900	1093	3	Compt	Grass	1	41	1.1
Las Monjas	16004477	O	2/10/07	506101	717898	1089	3	Friab	Grass	2	43	0.5
Las Monjas	16004607	O	2/12/07	508807	719106	997	3.1	Compt	Forest	3	5	0.5
Las Monjas	16004608	O	2/12/07	508744	719105	993	3.1	Compt	Forest	10	14	0.4
Las Monjas	16004457	O	2/12/07	508847	719102	1021	3.2	Compt	Forest	1	2	0.1
Las Monjas	16004456	O	2/12/07	508902	719103	1013	3.03	Compt	Forest	3	4	0.1
Las Monjas	16004609	O	2/12/07	508703	719107	981	3	Compt	Forest	1	7	0.1
Las Monjas	16004610	O	2/12/07	508653	719101	1018	3.15	Compt	Forest	1	9	0.1
Las Monjas	16004611	O	2/12/07	508602	719098	1020	3	Compt	Grass	12	5	0.2
Las Monjas	16004612	O	2/12/07	508554	719100	1015	3	Compt	Forest	1	4	0.2
Las Monjas	16004613	O	2/12/07	508505	719098	994	3.2	Compt	Grass	11	10	0.1
Las Monjas	16004614	O	2/12/07	508455	719097	990	3	Compt	Forest	14	6	0.2
Las Monjas	16004670	O	2/12/07	508413	719107	1061	3	Compt	Forest	1	3	0.1
Las Monjas	16004669	O	2/12/07	508341	719097	1059	3	Compt	Forest	69	5	0.6
Las Monjas	16004664	O	2/12/07	508146	719110	1064	3	Compt	Forest	2	5	0.1
Las Monjas	16004661	O	2/12/07	508241	719117	1041	3	Friab	Forest	16	30	0.1
Las Monjas	16004668	O	2/12/07	508290	719100	1049	3	Compt	Forest	4	10	0.1
Las Monjas	16004662	O	2/12/07	508200	719108	1054	3	Friab	Forest	4	17	0.0
Las Monjas	16004665	O	2/12/07	508094	719102	1063	3	Compt	Forest	40	9	0.2
Las Monjas	16004666	O	2/12/07	508052	719101	1062	3	Compt	Forest	29	8	0.1
Las Monjas	16004667	O	2/12/07	508006	719094	1065	3	Compt	Forest	12	5	0.1
Las Monjas	16004663	D	2/12/07	508200	719108	1054	3	Friab	Forest	4	17	0.1

Appendix 2A

SOCIEDAD KEDAHDA S.A., 2006-2007
Location and Orientation of Drill Holes at Gramalote Ridge

APPENDIX 4A: Gramalote Ridge Area Diamond Drilling Summary to End-July, 2007

HOLE #	ZONE	EAST UTM	NORTH UTM	ELEV (metre)	AZ	DIP	ALONG-HOLE DEPTH (m)	INTERCEPTS
GR-DDH-1	Retiro-Mango	509877	719496	873	287.2	-60	269.2	8m @1.04 g Au\t 4m@0.65 g Au\t 16m @1.22 g Au\t 10m @0.73g Au\t 6m @0.66 g Au\t 6m @0.82 g Au\t 10m @0.98 g Au\t 12m @0.57 g Au\t
GR-DDH-2	Gramalote Ridge	509641	719542	950	87.2	-60	209.32	24m @0.63 g Au\t 32m @1.57 g Au\t 2m @4.06 g Au\t 46m @1.25 g Au\t 2m @ 5.2 g Au\t 16m @0.64 g Au\t
GR-DDH-3	Retiro-Mango	509955	719513	871	321.2	-60	239.1	4m @0.85 g Au\t 18m @181.22 g Au\t 2m @1.43 g Au\t 14m @1.05 g Au\t
GR-DDH-4	Retiro-Mango	509955	719513	869	141.2	-57	251.3	16m @1.07 g Au\t 4m @1.23 g Au\t 16m @1.14 g Au\t
GR-DDH-5	Gramalote Ridge	509568	719527	951	87.2	-60	254.85	2m @1.46 g Au\t 2m @1.93 g Au\t 82m @1.20 g Au\t 84m @1.90 g Au\t
GR-DDH-6	Retiro-Mango	509680	719419	892	87.2	-60	250.1	2m @1.44 g Au\t 4m @0.98 g Au\t 14m @1.64 g Au\t 2m @3.23 g Au\t 16m @1.21 g Au\t 4m @1.43 g Au\t 20.1m @4.55 g Au\t
GR-DDH-7	Retiro-Mango	509563	719393	923	86	-60	275.25	236m @1.64 g Au\t 12m @9.60 g Au\t 6m @3.89 g Au\t
GR-DDH-8	Gramalote Ridge	509487	719520	927	90	-60	246.4	4m @1.12 g Au\t 4m @2.26 g Au\t 28m @1.06 g Au\t 2m @1.21 g Au\t 34m @1.98 g Au\t
GR-DDH-9	La Cascada	509560	719611	926	90	-60	252.5	8m @1.03 g Au\t 2m @1.88 g Au\t 2m @1.00 g Au\t 4m @0.76 g Au\t 2m @1.39 Au\t 2m @1.25 g Au\t 6m @1.03 g Au\t
GR-DDH-10	El Retiro	509479	719390	941	94	-60	551.3	257 m @ 0.4 g Au\t 10 m @ 2.51 g Au\t 8 m @ 0.96 g Au\t 16 m @ 0.65 g Au\t 30 m @ 0.72 g Au\t 10 m @ 1.12 g Au\t
GR-DDH-11	El Retiro	509460	719314	937	90	-58	251.25	10 m @ 1.33 g Au\t 56 m @ 2.17 g Au\t
GR-DDH-12	El Retiro	509526	719310	903	90	-58	256.55	10 m @ 2.5 g Au\t 32 m @ 3.15 g Au\t 16 m @ 1.09 g Au\t 48 m @ 0.63 g Au\t
GR-DDH-13	Las Torres	509970	719545	820	90	-58	318.23	204 m @ 1.06 g Au\t Incl. 48 m @ 1.83 g Au\t and

								48 m @ 1.64 g Au\t
GR-DDH-14	El Balzal	510064	719309	911	270	-56	347.9	124 m @ 0.57 g Au\t Incl. 52 m @ 0.93 g Au\t
GR-DDH-15	El Retiro	509701	719311	898	90	-60	198.75	6 m @ 2.31 g Au\t
GR-DDH-16	Las Torres	509366	719609	865	270	-50	359.25	120 m @ 0.88 g Au\t Incl. 68 m @ 1.05 g Au\t
GR-DDH-18	El Balzal	509985	719309	903	270	-60	263.8	14 m @ 0.68 g Au\t 2 m @ 8.5 g Au\t
GR-DDH-19	Gramalote Ridge	509323	719515	900	93.4	-58.2	551.05	380 m @ 1.06 g Au\t 32 m @ 0.64 g Au\t 24 m @ 0.52 g Au\t
GR-DDH-20	El Balzal	510090	719205	880	273	-53.57	257.2	2 m @ 3.9 g Au\t
GR-DDH-21	Retiro-Mango	509755	719388	876	92.1	-59.2	259.5	14 m @ 3.35 g Au\t
GR-DDH-22	La Cascada	509202	719398	980	92.7	-60.5	443.7	20 m @ 0.69 g Au\t
GR-DDH-23	La Cascada	509205	719321	982	92	-61	524.7	10 m @ 2.33 g Au\t
GR-DDH-24	Retiro-Mango	509841	719434	874	90	-60	259.8	26 m @ 0.36 a Au\t
GR-DDH-25	El Balzal	510183	719285	908	269.7	-56	250	246 m @ 0.75 g Au\t Including 32 m @ 1.5 g Au\t
GR-DDH-26	El Retiro	509337	719394	982	92.1	-61	327.5	16 m @ 0.67 g Au\t 16 m @ 1.10 g Au\t
GR-DDH-27	La Cascada	509261	719513	912	93.5	-58.8	221.3	142 m @ 2.62 g Au\t 20 m @ 3.05 g Au\t
GR-DDH-28	La Cascada	509332	719689	849	90	-60	127.2	6m @2.09 g Au\t 2m @2.25 g Au\t 6m @0.35 g Au\t 2m @0.84 g Au\t 6m @1.03 g Au\t 18m 2.43 g Au\t 12m @0.416 g Au\t
GR-DDH-29	La Cascada	509257	719521	913	274.6	-60	254.6	18m @0.80 g Au\t 2m @1.42 g Au\t 6m @0.98 g Au\t 2m @1.06 g Au\t 30m @2.26 g Au\t 6m @2.39 g Au\t
GR-DDH-30	La Cascada	509191	719222	965	90	-60	200.3	2m @1.19 g Au\t 2m @2.11 g Au\t 2m @ 0.97 g Au\t
GR-DDH-31	La Cascada	509298	719222	1009	90	-60	218.1	2m @0.70 g Au\t
GR-DDH-32	La Cascada	509484	719693	862	90	-60	149.8	16m @2.25 g Au\t 2m @1.88 g Au\t
GR-DDH-33	El Retiro	509579	719215	921	90	-60	294.5	18m @1.34 g Au\t 14m @1.24 g Au\t 2m @1.34 g Au\t 24m @8.12 g Au\t 4m @5.78 g Au\t 30m @0.86 g Au\t
GR-DDH-34	Gramalote Ridge	509412	719442	908	90	-60	344	4m @1.14 g Au\t 322m @0.91 g Au\t
GR-DDH-35		509383	719226	970	88.5	-61	133.8	2m @0.53 g Au\t 2m @1.99 g Au\t 2m @1.49 g Au\t 2m @0.94 g Au\t
GR-DDH-36	Retiro Mango	509493	719227	923	90	-60	127.5	8m @ 1.03 g Au\t 2m @0.91 g Au\t
GR-DDH-37	La Cascada	509243	719467	945	90	-70	250	2m @0.60 g Au\t 2m @0.87 g Au\t 10m @ 1.49 g Au\t

								2m @0.95 g Au\t 2m @0.83 g Au\t 14m @0.474 g Au\t 24m @2.40 g Au\t 13.2m @0.48 g Au\t
GR-DDH-38	El Retiro	509491	719384	936	270	-50	300	16m @2.46 g Au\t 4m @2.78 g Au\t 16m @1.43 g Au\t 4m @0.78 g Au\t 4m @ 0.45 g Au\t

Appendix 2B

SOCIEDAD KEDAHDA S.A., 2006-2007
Drill Core Samples Descriptions and Results

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTIOɴ	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201001_	10000803	O	2/13/06	509877	719496	873	chan	2	Arg Sup	Str	NR	818	0.96	1.1	70	84.7
23170201001_	10000804	O	2/13/06	509877	719496	873	chan	2	Arg Sup	Str	NR	339	1.14	7.61	69	91.4
23170201001_	10000806	O	2/13/06	509877	719496	873	chan	2	Arg Sup	Str	NR	431	0.83	26.6	38	48.7
23170201001_	10000807	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	2570	1.25	0.27	37	101.5
23170201001_	10000808	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	338	0.95	0.17	53	212
23170201001_	10000809	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	436	0.35	0.28	45	44.5
23170201001_	10000810	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	51	0.07	0.13	48	19
23170201001_	10000811	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	37	0.04	0.17	52	16.7
23170201001_	10000812	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	40	0.02	0.13	50	7
23170201001_	10000813	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	11	0.02	0.19	50	2.3
23170201001_	10000814	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	217	0.21	0.13	50	38.6
23170201001_	10000815	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	161	0.21	0.2	44	42.5
23170201001_	10000816	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	5	0.05	0.15	50	8.6
23170201001_	10000817	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	2.5	0.03	0.24	49	2.4
23170201001_	10000818	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	5	0.05	0.15	52	1.6
23170201001_	10000819	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	2.5	0.02	0.26	49	1.2
23170201001_	10000820	O	2/13/06	509877	719496	873	chan	2	PotKF	Mod	NR	98	0.93	1.42	35	32.1
23170201001_	10000821	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	67	0.15	0.19	46	12.9
23170201001_	10000822	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	2.5	0.02	0.23	48	1.9
23170201001_	10000823	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	562	0.38	0.89	35	27.8
23170201001_	10000824	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	43	0.15	0.16	45	24.7
23170201001_	10000826	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	283	0.35	0.21	39	168 5
23170201001_	10000827	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	787	0.55	0.17	38	67.3
23170201001_	10000828	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	515	0.39	0.22	38	23.1
23170201001_	10000829	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	213	0.17	0.14	44	26.5
23170201001_	10000831	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	59	0.05	0.15	51	7.1
23170201001_	10000832	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	67	0.08	0.5	43	5.3
23170201001_	10000833	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	138	0.15	0.25	35	18.8
23170201001_	10000834	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	115	0.12	0.16	43	14.4
23170201001_	10000835	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	293	0.34	0.18	39	18.9
23170201001_	10000836	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	986	1	1.61	25	112.5
23170201001_	10000837	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	374	0.18	0.23	41	37.6
23170201001_	10000838	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	3010	1.66	24.8	22	142
23170201001_	10000839	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	518	0.46	0.49	26	75.5
23170201001_	10000840	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	430	0.34	0.2	29	90.6
23170201001_	10000841	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	1215	0.88	0.16	14	249
23170201001_	10000842	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	2400	0.92	0.12	31	255
23170201001_	10000843	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	797	1.04	0.13	32	306
23170201001_	10000844	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	59	0.19	0.14	48	5.8
23170201001_	10000845	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	5	0.03	0.13	47	3.2
23170201001_	10000846	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	102	0.06	0.16	43	8
23170201001_	10000847	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	2.5	0.04	0.12	49	3
23170201001_	10000848	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	100	0.08	0.12	46	19.8
23170201001_	10000849	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	143	0.12	0.12	44	17.8
23170201001_	10000851	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	140	0.06	0.12	48	8.2
23170201001_	10000852	O	2/13/06	509877	719496	873	chan	2	PotKF	Mod	NR	1750	1.77	0.12	26	69.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201001_	10000853	O	2/13/06	509877	719496	873	chan	2	PotKF	Mod	NR	183	0.36	0.16	28	28.2
23170201001_	10000854	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	115	0.06	0.14	48	11.7
23170201001_	10000856	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	553	0.55	0.15	38	68.7
23170201001_	10000857	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	1060	1.2	0.14	34	77.1
23170201001_	10000858	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	431	0.29	0.12	49	46.4
23170201001_	10000859	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	160	0.26	0.18	42	14.6
23170201001_	10000860	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	349	0.41	0.15	30	57.7
23170201001_	10000861	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	99	0.99	9.3	34	37.8
23170201001_	10000862	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	176	0.29	0.9	34	30.7
23170201001_	10000863	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	108	0.19	0.18	38	35.6
23170201001_	10000864	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	1240	0.95	0.12	45	198
23170201001_	10000865	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	89	0.03	0.14	44	17.1
23170201001_	10000866	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	2.5	0.06	0.14	48	12.2
23170201001_	10000867	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	6	0.09	0.13	45	39.1
23170201001_	10000868	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	103	0.06	0.18	47	11.3
23170201001_	10000869	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	6	0.04	0.19	42	6.5
23170201001_	10000870	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	517	0.27	0.16	30	96.4
23170201001_	10000871	O	2/13/06	509877	719496	873	chan	2	QtzSer	Str	NR	1030	0.9	2.11	27	55.3
23170201001_	10000872	O	2/13/06	509877	719496	873	chan	2	QtzSer	Str	NR	432	0.18	0.41	38	34.5
23170201001_	10000873	O	2/13/06	509877	719496	873	chan	2	QtzSer	Str	NR	320	0.13	0.14	37	32.9
23170201001_	10000874	O	2/13/06	509877	719496	873	chan	2	QtzSer	Str	NR	490	0.14	0.14	36	30.8
23170201001_	10000876	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	195	0.08	0.17	40	4.4
23170201001_	10000877	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	6	0.03	0.12	41	1.8
23170201001_	10000878	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	50	0.05	0.17	45	2.1
23170201001_	10000879	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	14	0.05	0.12	49	6.4
23170201001_	10000881	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	2.5	0.04	0.15	40	3.8
23170201001_	10000882	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	61	0.24	0.17	28	24.4
23170201001_	10000883	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	5	0.03	0.14	42	2.5
23170201001_	10000884	O	2/13/06	509877	719496	873	chan	2	PotKF	Wk	NR	35	0.15	0.15	42	9.1
23170201001_	10000885	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	450	0.18	1.59	36	58.2
23170201001_	10000886	O	2/13/06	509877	719496	873	chan	2	PotKF	Wk	NR	193	0.21	0.22	38	22.4
23170201001_	10000887	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	149	0.85	4.18	31	29.5
23170201001_	10000888	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	72	0.14	0.17	43	7.8
23170201001_	10000889	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	539	0.35	0.15	32	32.3
23170201001_	10000890	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	1080	0.41	0.1	34	62.8
23170201001_	10000891	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	840	0.35	0.14	38	30.1
23170201001_	10000892	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	70	0.05	0.13	42	3.2
23170201001_	10000893	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	243	0.07	0.14	39	6.9
23170201001_	10000894	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	625	0.32	0.13	31	21.7
23170201001_	10000895	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	92	0.11	0.49	39	26.2
23170201001_	10000896	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	289	0.59	8.13	23	16.6
23170201001_	10000897	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	217	0.74	442	17	3.3
23170201001_	10000898	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	498	0.56	199.5	21	10.9
23170201001_	10000899	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	107	0.16	1.14	35	14.2
23170201001_	10000901	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	181	0.29	1.33	29	8.2
23170201001_	10000902	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	32	0.1	1.87	38	14.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201001_	10000903	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	41	0.19	6.92	31	10.2
23170201001_	10000904	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	185	0.53	0.27	30	14.2
23170201001_	10000906	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	83	0.35	1.24	26	3.4
23170201001_	10000907	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	67	0.17	86	33	9
23170201001_	10000908	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	9	0.06	9.55	35	12.1
23170201001_	10000909	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	32	0.11	0.3	41	10.8
23170201001_	10000910	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	578	0.27	0.2	37	22.6
23170201001_	10000911	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	776	0.44	0.13	34	27
23170201001_	10000912	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	374	0.3	0.16	33	18.7
23170201001_	10000913	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	2530	1.46	1.06	24	717
23170201001_	10000914	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	660	0.4	0.13	31	185
23170201001_	10000915	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	71	0.05	2.56	44	9.2
23170201001_	10000916	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	5	0.005	0.13	47	4.2
23170201001_	10000917	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	2.5	0.005	0.13	47	3.3
23170201001_	10000918	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	29	0.13	0.12	47	5.2
23170201001_	10000919	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	147	0.14	0.12	38	10
23170201001_	10000920	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	44	0.005	0.13	44	11.6
23170201001_	10000921	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	29	0.08	0.1	43	14.6
23170201001_	10000922	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	436	0.33	0.1	32	42.2
23170201001_	10000923	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	485	0.23	0.08	36	37.1
23170201001_	10000924	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	919	0.39	0.14	31	75.3
23170201001_	10000926	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	321	5.95	0.4	23	93.6
23170201001_	10000927	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	343	0.38	0.17	18	86
23170201001_	10000928	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	946	0.86	0.13	23	144
23170201001_	10000929	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	555	0.74	0.14	31	165
23170201001_	10000931	O	2/13/06	509877	719496	873	chan	2	Ser	Mod	NR	58	0.23	0.51	36	50.9
23170201001_	10000932	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	19	0.08	0.11	41	13.6
23170201001_	10000933	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	21	0.02	0.13	44	10.6
23170201001_	10000934	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	7	0.005	0.1	47	10.2
23170201001_	10000935	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	2.5	0.03	0.17	53	12.4
23170201001_	10000936	O	2/13/06	509877	719496	873	chan	2	NR	NR	NR	21	0.005	0.49	49	7.7
23170201001_	10000937	O	2/13/06	509877	719496	873	chan	2	PotKF	Wk	NR	70	0.07	0.14	31	17.4
23170201001_	10000938	O	2/13/06	509877	719496	873	chan	2	PotKF	Mod	NR	39	0.13	0.13	31	67.9
23170201001_	10000939	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	1105	2.46	0.13	28	159.5
23170201001_	10000940	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	107	0.31	0.13	34	53.4
23170201001_	10000941	O	2/13/06	509877	719496	873	chan	2	Ser	Wk	NR	37	0.12	0.16	34	37.2
23170201001_	10000942	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	90	0.06	0.13	35	25.5
23170201001_	10000943	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	37	0.09	0.16	34	38.7
23170201001_	10000944	O	2/13/06	509877	719496	873	chan	2	QtzSer	Wk	NR	20	0.1	0.16	37	32.3
23170201001_	10000945	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	113	0.18	0.65	25	34
23170201001_	10000946	O	2/13/06	509877	719496	873	chan	2	PotKF	Mod	NR	23	0.2	0.39	23	22.8
23170201001_	10000947	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	155	0.15	0.19	29	23.9
23170201001_	10000948	O	2/13/06	509877	719496	873	chan	2	QtzSer	Mod	NR	379	0.42	0.13	27	103.5
23170201002_	10000953	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Str	NR	354	0.48	1.56	55	175.5
23170201002_	10000954	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Str	NR	609	0.76	0.72	64	137.5
23170201002_	10000956	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Str	NR	1090	0.72	0.65	49	89.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201002_	10000957	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Str	NR	1545	0.72	0.45	103	99.4
23170201002_	10000958	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Str	NR	405	0.69	0.13	80	55.4
23170201002_	10000959	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	490	0.3	0.13	62	40.1
23170201002_	10000960	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	577	0.31	0.14	45	79.4
23170201002_	10000961	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	298	0.21	0.13	67	115
23170201002_	10000962	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	811	0.74	0.15	57	71.6
23170201002_	10000963	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	93	0.45	0.13	53	144
23170201002_	10000964	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	335	0.56	0.46	56	86.4
23170201002_	10000965	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	928	0.68	0.19	41	101.5
23170201002_	10000966	O	2/21/06	509641	719542	950	chan	2	Arg Sup	Mod	NR	57	0.39	0.14	39	47
23170201002_	10000967	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	63	0.27	0.16	36	38.4
23170201002_	10000968	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	184	0.23	0.2	36	35.9
23170201002_	10000969	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	19	0.08	0.15	44	31.3
23170201002_	10000970	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	135	0.12	0.26	38	20.2
23170201002_	10000971	O	2/21/06	509641	719542	950	chan	2	Ser	Wk	NR	6	0.05	0.12	43	13.8
23170201002_	10000972	O	2/21/06	509641	719542	950	chan	2	Ser	Wk	NR	18	0.04	0.18	43	3.9
23170201002_	10000973	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	313	0.4	0.2	34	41
23170201002_	10000974	O	2/21/06	509641	719542	950	chan	2	Ser	Wk	NR	36	0.07	0.17	41	11.2
23170201002_	10000976	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	6710	5.73	0.74	38	58.7
23170201002_	10000977	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	24	0.1	0.12	46	29.5
23170201002_	10000978	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	1040	1.26	0.58	33	146
23170201002_	10000979	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	125	0.54	0.41	40	53.2
23170201002_	10000981	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	1685	3.42	0.11	42	417
23170201002_	10000982	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	114	0.25	0.13	42	64.3
23170201002_	10000983	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	4050	3.44	0.38	38	131.5
23170201002_	10000984	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	297	0.4	0.16	42	69.7
23170201002_	10000985	O	2/21/06	509641	719542	950	chan	2	PotKF	Str	NR	459	1.84	40.7	22	237
23170201002_	10000986	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	250	0.33	0.18	37	40.8
23170201002_	10000987	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	820	0.61	0.18	31	83.1
23170201002_	10000988	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	485	0.34	0.11	42	47.9
23170201002_	10000989	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	2360	3.32	0.23	42	34.8
23170201002_	10000990	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	566	0.34	0.12	35	56.1
23170201002_	10000991	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	68	0.07	0.13	44	13.9
23170201002_	10000992	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	6100	2.5	0.18	40	52.6
23170201002_	10000993	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	302	0.45	0.25	40	26.7
23170201002_	10000994	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	72	0.14	0.12	43	22.5
23170201002_	10000995	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	80	0.18	0.14	43	29.7
23170201002_	10000996	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	154	0.25	0.12	44	58.3
23170201002_	10000997	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	109	0.21	0.14	40	51.1
23170201002_	10000998	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	438	0.55	0.12	26	80.1
23170201002_	10000999	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	4060	5.08	0.11	30	61.8
23170201002_	10002001	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	249	0.25	0.1	35	30
23170201002_	10002002	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	89	0.19	0.13	27	37.9
23170201002_	10002003	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	107	0.31	0.12	25	42.9
23170201002_	10002004	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	128	0.52	0.15	25	40.5
23170201002_	10002006	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	38	0.1	0.2	36	9.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201002_	10002007	O	2/21/06	509641	719542	950	chan	2	NR	NR	NR	12	0.17	0.17	43	17.4
23170201002_	10002008	O	2/21/06	509641	719542	950	chan	2	QtzSer	Wk	NR	38	11.25	10.35	46	17.6
23170201002_	10002009	O	2/21/06	509641	719542	950	chan	2	PotKF	Wk	NR	35	0.13	0.39	40	7.4
23170201002_	10002010	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	44	0.3	0.37	31	27.9
23170201002_	10002011	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	18	0.13	0.21	31	27.2
23170201002_	10002012	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	286	0.22	0.15	34	61.3
23170201002_	10002013	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	1905	0.79	0.16	30	123
23170201002_	10002014	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	765	0.54	0.17	31	167
23170201002_	10002015	O	2/21/06	509641	719542	950	chan	2	QtzSer	Str	NR	4710	2.97	0.15	18	1040
23170201002_	10002016	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	1905	3.34	0.13	22	1095
23170201002_	10002017	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	1210	0.69	0.15	31	214
23170201002_	10002018	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	108	0.28	0.14	35	61.9
23170201002_	10002019	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	257	0.28	0.15	35	67.6
23170201002_	10002020	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	43	0.22	0.14	38	23.2
23170201002_	10002021	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	220	0.86	0.12	44	74.5
23170201002_	10002022	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	648	0.33	0.14	39	75.4
23170201002_	10002023	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	1125	1.24	0.13	37	314
23170201002_	10002024	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	1435	0.5	0.15	39	92.1
23170201002_	10002026	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	352	0.15	0.14	37	42.9
23170201002_	10002027	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	227	0.27	0.12	35	110.5
23170201002_	10002028	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	177	0.22	0.13	27	58.7
23170201002_	10002029	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	579	0.17	0.15	36	53
23170201002_	10002031	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	1400	0.5	0.12	24	135.5
23170201002_	10002032	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	201	0.35	0.2	30	34.7
23170201002_	10002033	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	3070	1.22	0.44	26	89.9
23170201002_	10002034	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	4380	1.48	0.38	30	135.5
23170201002_	10002035	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	606	0.44	0.28	32	95.5
23170201002_	10002036	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	997	0.3	0.19	39	75.4
23170201002_	10002037	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	1435	0.77	0.18	32	113
23170201002_	10002038	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	49	0.09	0.13	41	20.4
23170201002_	10002039	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	900	0.28	0.17	36	42.5
23170201002_	10002040	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	240	0.31	10.45	32	90.8
23170201002_	10002041	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	84	0.17	0.35	41	29.8
23170201002_	10002042	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	129	0.14	0.2	37	19.8
23170201002_	10002043	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	28	0.06	0.24	43	4
23170201002_	10002044	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	1690	1.66	0.18	42	339
23170201002_	10002045	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	119	0.06	0.22	46	7.1
23170201002_	10002046	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	123	0.14	0.92	37	23.7
23170201002_	10002047	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	91	0.2	0.16	30	48
23170201002_	10002048	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	5200	0.76	0.21	30	109.5
23170201002_	10002049	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	64	0.1	0.2	30	17.6
23170201002_	10002051	O	2/21/06	509641	719542	950	chan	2	PotKF	Mod	NR	65	0.18	2.06	33	13.5
23170201002_	10002052	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	349	0.56	0.9	54	60
23170201002_	10002053	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	482	0.7	0.18	25	59.3
23170201002_	10002054	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	200	0.43	0.14	32	52.9
23170201002_	10002056	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	185	0.08	0.05	42	8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201002_	10002057	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	487	0.38	0.17	41	50.7
23170201002_	10002058	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	615	0.4	0.15	36	34.2
23170201002_	10002059	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	135	0.37	0.47	34	26
23170201002_	10002060	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	1050	0.15	0.2	39	18.8
23170201002_	10002061	O	2/21/06	509641	719542	950	chan	2	Ser	Mod	NR	1135	1.08	0.2	38	86.2
23170201002_	10002062	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	293	0.51	0.24	28	58.4
23170201002_	10002063	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	225	0.17	0.15	39	33.3
23170201002_	10002064	O	2/21/06	509641	719542	950	chan	2	QtzSer	Mod	NR	430	0.41	0.31	32	30.7
23170201002_	10002065	O	2/21/06	509641	719542	950	chan	2	QtzSer	Str	NR	1265	2.08	0.29	24	73.2
23170201002_	10002066	O	2/21/06	509641	719542	950	chan	2	QtzSer	Str	NR	285	1.28	0.93	20	180.5
23170201003_	10002069	O	3/08/06	509955	719513	871	chan	2	Arg Sup	Mod	NR	985	3.13	1.39	50	29.3
23170201003_	10002070	O	3/08/06	509955	719513	871	chan	2	Arg Sup	Mod	NR	2310	2.69	0.87	41	32.5
23170201003_	10002071	O	3/08/06	509955	719513	871	chan	2	Arg Sup	Wk	NR	9	0.08	0.27	51	14.4
23170201003_	10002072	O	3/08/06	509955	719513	871	chan	2	NR	NR	NR	2.5	0.04	0.14	52	2
23170201003_	10002073	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	94	0.13	2.25	40	8.1
23170201003_	10002074	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.04	0.16	52	2.4
23170201003_	10002076	O	3/08/06	509955	719513	871	chan	2	NR	NR	NR	5	0.07	0.18	52	7.8
23170201003_	10002077	O	3/08/06	509955	719513	871	chan	2	PotKF	Wk	NR	2.5	0.05	0.17	49	4
23170201003_	10002078	O	3/08/06	509955	719513	871	chan	2	NR	NR	NR	6	0.05	0.21	52	3.4
23170201003_	10002079	O	3/08/06	509955	719513	871	chan	2	QtzSer	Wk	NR	70	0.23	0.18	49	58.3
23170201003_	10002081	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	616	0.32	0.15	37	126
23170201003_	10002082	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	1075	17.25	325	31	165.5
23170201003_	10002083	O	3/08/06	509955	719513	871	chan	2	PotKF	Wk	NR	2.5	0.05	0.82	47	4.5
23170201003_	10002084	O	3/08/06	509955	719513	871	chan	2	PotKF	Wk	NR	8	0.1	14.05	44	10.2
23170201003_	10002085	O	3/08/06	509955	719513	871	chan	2	PotKF	Mod	NR	45	0.21	24.5	37	33.4
23170201003_	10002086	O	3/08/06	509955	719513	871	chan	2	PotKF	Mod	NR	2.5	0.04	0.36	45	21.8
23170201003_	10002087	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	90	0.12	0.42	38	12.5
23170201003_	10002088	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	149	0.28	0.6	33	11.8
23170201003_	10002089	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	88	0.1	0.17	45	32
23170201003_	10002090	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	201	0.15	0.21	36	29.5
23170201003_	10002091	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	121	0.13	0.44	33	34.6
23170201003_	10002092	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	181	0.22	0.23	30	34.1
23170201003_	10002093	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	71	0.09	0.15	39	30.5
23170201003_	10002094	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	27	0.04	0.18	38	11.9
23170201003_	10002095	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	324	0.37	0.19	36	98.4
23170201003_	10002096	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	71	0.14	0.19	38	55.4
23170201003_	10002097	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	1085	0.92	0.14	35	171.5
23170201003_	10002098	O	3/08/06	509955	719513	871	chan	2	Ser-Str	Str	NR	492	0.38	0.13	25	70.4
23170201003_	10002099	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	615	0.77	0.13	40	55.4
23170201003_	10002101	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	218	0.38	0.19	45	99.5
23170201003_	10002102	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	256	0.23	0.17	43	42.7
23170201003_	10002103	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	5690	4.12	0.63	33	274
23170201003_	10002104	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	1335	2.33	0.13	28	172.5
23170201003_	10002106	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	292	0.33	0.14	41	140
23170201003_	10002107	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	977	0.89	0.23	41	152
23170201003_	10002108	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	252	0.2	2.27	40	24

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201003_	10002109	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.03	0.24	45	2.1
23170201003_	10002110	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	5	0.06	0.19	50	8.4
23170201003_	10002111	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	326	0.27	0.2	44	44.2
23170201003_	10002112	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	424	0.43	0.16	32	59.7
23170201003_	10002113	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	89	0.43	0.16	26	53.4
23170201003_	10002114	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	143	0.09	0.17	42	11.5
23170201003_	10002115	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	156	0.29	0.28	46	20.6
23170201003_	10002116	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	11	0.04	0.22	50	11.5
23170201003_	10002117	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	5	0.06	0.17	46	18.2
23170201003_	10002118	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	27	0.08	0.21	45	18.5
23170201003_	10002119	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	1425	1.85	0.31	40	457
23170201003_	10002120	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	20	0.07	0.17	43	10.7
23170201003_	10002121	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	15	0.06	0.12	50	17.4
23170201003_	10002122	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	64	0.03	0.15	44	7.8
23170201003_	10002123	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	76	0.08	0.23	46	21.7
23170201003_	10002124	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	7	0.08	0.21	51	19.4
23170201003_	10002126	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	42	0.09	0.15	51	11.9
23170201003_	10002127	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	45	0.17	0.28	46	50.3
23170201003_	10002128	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	2.5	0.03	0.2	48	4
23170201003_	10002129	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	41	0.11	0.14	38	46.7
23170201003_	10002131	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	1335	1.51	0.17	29	376
23170201003_	10002132	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	308	0.21	0.29	39	48.9
23170201003_	10002133	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	703	0.44	0.3	35	93.8
23170201003_	10002134	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	81	0.1	0.23	43	23.1
23170201003_	10002135	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	13	0.09	0.17	51	25.1
23170201003_	10002136	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	3330	1.39	0.13	27	102
23170201003_	10002137	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	1605	0.66	0.13	22	199
23170201003_	10002138	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	135	0.14	0.16	38	32.1
23170201003_	10002139	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	47	0.08	0.11	40	20.8
23170201003_	10002140	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	76	0.12	0.14	41	9.1
23170201003_	10002141	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	64	0.13	0.14	43	24.5
23170201003_	10002142	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	130	0.05	0.14	42	15.2
23170201003_	10002143	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	97	0.16	1.87	33	40
23170201003_	10002144	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	40	0.16	0.16	40	17.5
23170201003_	10002145	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	96	0.3	0.15	41	32.4
23170201003_	10002146	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	60	0.4	0.15	38	33.7
23170201003_	10002147	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	74	0.2	0.13	42	22.2
23170201003_	10002148	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	77	0.22	0.1	39	42.3
23170201003_	10002149	O	3/08/06	509955	719513	871	chan	2	QtzSer	Wk	NR	7	0.05	0.17	47	6.7
23170201003_	10002151	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	5	0.05	0.19	42	7.6
23170201003_	10002152	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	14	0.08	0.16	43	15.3
23170201003_	10002153	O	3/08/06	509955	719513	871	chan	2	NR	NR	NR	2.5	0.03	0.12	46	1.9
23170201003_	10002154	O	3/08/06	509955	719513	871	chan	2	QtzSer	Wk	NR	400	0.45	0.15	44	187.5
23170201003_	10002156	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	197	0.08	0.13	45	6.5
23170201003_	10002157	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	307	0.44	0.14	33	30.2
23170201003_	10002158	O	3/08/06	509955	719513	871	chan	2	QtzSer	Str	NR	299	0.88	0.18	36	12

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201003_	10002159	O	3/08/06	509955	719513	871	chan	2	PotKF	Mod	NR	2.5	0.03	0.17	49	1.2
23170201003_	10002160	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	134	0.25	0.15	44	14.8
23170201003_	10002161	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	106	0.07	0.14	39	28.5
23170201003_	10002162	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	104	0.22	0.16	40	43.9
23170201003_	10002163	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	33	0.06	0.12	45	10
23170201003_	10002164	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	130	0.06	0.14	49	18.2
23170201003_	10002165	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.04	0.16	46	31.9
23170201003_	10002166	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	141	0.1	0.16	47	42
23170201003_	10002167	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	146	0.08	0.2	49	14
23170201003_	10002168	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	68	0.05	0.18	47	9.3
23170201003_	10002169	O	3/08/06	509955	719513	871	chan	2	QtzSer	Wk	NR	29	0.15	0.13	36	60.9
23170201003_	10002170	O	3/08/06	509955	719513	871	chan	2	QtzSer	Wk	NR	2.5	0.42	0.16	48	16
23170201003_	10002171	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	22	0.06	0.14	42	10.6
23170201003_	10002172	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.02	0.15	50	3.1
23170201003_	10002173	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	19	0.1	0.14	42	4.5
23170201003_	10002174	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	32	0.09	0.18	37	15.6
23170201003_	10002176	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	14	0.08	0.15	39	7.8
23170201003_	10002177	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	24	0.06	0.13	35	8.9
23170201003_	10002178	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	29	0.05	0.14	43	1.6
23170201003_	10002179	O	3/08/06	509955	719513	871	chan	2	NR	NR	NR	2.5	0.08	1.11	64	55
23170201003_	10002181	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.03	0.17	51	2.3
23170201003_	10002182	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.02	0.16	33	1.9
23170201003_	10002183	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	17	0.09	0.14	35	17.6
23170201003_	10002184	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	21	0.15	0.12	32	17
23170201003_	10002185	O	3/08/06	509955	719513	871	chan	2	QtzSer	Mod	NR	91	0.09	0.16	43	10.7
23170201003_	10002186	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	9	0.05	0.17	49	12.8
23170201003_	10002187	O	3/08/06	509955	719513	871	chan	2	NR	NR	NR	2.5	0.1	0.19	50	5.1
23170201003_	10002188	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	45	0.13	0.16	48	8.8
23170201003_	10002189	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	33	0.16	0.15	43	9.2
23170201003_	10002190	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	168	0.11	0.15	43	28.3
23170201003_	10002191	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	54	0.06	0.16	45	19
23170201003_	10002192	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	15	0.03	0.16	49	5.6
23170201003_	10002193	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	2.5	0.03	0.16	49	3.3
23170201003_	10002194	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	9	0.03	0.1	48	4.7
23170201003_	10002195	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	7	0.03	0.16	51	34.7
23170201003_	10002196	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	12	0.04	0.15	46	17.7
23170201003_	10002197	O	3/08/06	509955	719513	871	chan	2	Ser	Mod	NR	16	0.02	0.1	43	7
23170201003_	10002198	O	3/08/06	509955	719513	871	chan	2	Ser	Wk	NR	180	0.18	0.16	41	7.4
23170201004_	10002201	O	3/18/06	509955	719513	869	chan	2	Arg Sup	Str	NR	64	0.27	0.64	57	35.8
23170201004_	10002202	O	3/18/06	509955	719513	869	chan	2	Arg Sup	Wk	NR	7	0.05	0.19	48	7.1
23170201004_	10002203	O	3/18/06	509955	719513	869	chan	2	Arg Sup	Wk	NR	329	1.26	0.81	43	61.9
23170201004_	10002204	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	4670	16.6	48.7	22	196
23170201004_	10002206	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	28	0.13	0.28	45	33.7
23170201004_	10002207	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	1040	1.28	0.86	38	76
23170201004_	10002208	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	238	0.27	2.46	44	80.5
23170201004_	10002209	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	504	0.77	0.35	46	48.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201004_	10002210	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	74	0.11	0.22	49	12.4
23170201004_	10002211	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	1070	4	0.33	33	60.2
23170201004_	10002212	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	901	5.55	0.28	21	105.5
23170201004_	10002213	O	3/18/06	509955	719513	869	chan	2	Ser	Mod	NR	37	0.19	0.28	46	51.6
23170201004_	10002214	O	3/18/06	509955	719513	869	chan	2	Ser	Mod	NR	25	0.11	0.24	46	26.8
23170201004_	10002215	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	34	0.08	0.3	47	19.7
23170201004_	10002216	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	47	0.27	0.38	40	24.5
23170201004_	10002217	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	142	0.43	0.22	35	28.5
23170201004_	10002218	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	10	0.11	0.17	43	10.2
23170201004_	10002219	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	6	0.03	0.23	47	3.5
23170201004_	10002220	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.08	0.27	51	3.6
23170201004_	10002221	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.23	49	4.6
23170201004_	10002222	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.19	50	2.9
23170201004_	10002223	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	27	0.04	0.24	48	3.6
23170201004_	10002224	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	15	0.04	0.21	51	2.7
23170201004_	10002226	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.04	0.22	51	5.8
23170201004_	10002227	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	51	0.08	0.19	42	8.9
23170201004_	10002228	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.05	0.24	47	4.1
23170201004_	10002229	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.03	0.22	47	2.6
23170201004_	10002231	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.04	0.23	46	2.5
23170201004_	10002232	O	3/18/06	509955	719513	869	chan	2	PotKF	Wk	NR	2.5	0.04	0.23	48	2.4
23170201004_	10002233	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.05	0.2	45	3
23170201004_	10002234	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	2.5	0.04	0.22	45	3.4
23170201004_	10002235	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	2.5	0.02	0.24	49	3.9
23170201004_	10002236	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	58	0.005	0.19	46	4.2
23170201004_	10002237	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	26	0.005	0.82	48	6.8
23170201004_	10002238	O	3/18/06	509955	719513	869	chan	2	PotKF	Wk	NR	101	0.005	0.23	48	4.6
23170201004_	10002239	O	3/18/06	509955	719513	869	chan	2	PotKF	Wk	NR	2.5	0.005	0.25	50	7.1
23170201004_	10002240	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.005	0.23	49	4.3
23170201004_	10002241	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	48	0.04	0.2	47	3.2
23170201004_	10002242	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	12	0.005	0.19	48	5.4
23170201004_	10002243	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	40	0.005	0.25	50	10.8
23170201004_	10002244	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	252	0.91	0.18	31	28.1
23170201004_	10002245	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	1905	0.42	0.22	42	57.7
23170201004_	10002246	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	554	0.22	0.2	39	39.2
23170201004_	10002247	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	66	0.05	0.24	44	81.1
23170201004_	10002248	O	3/18/06	509955	719513	869	chan	2	PotKF	Wk	NR	16	0.07	0.2	39	10
23170201004_	10002249	O	3/18/06	509955	719513	869	chan	2	PotKF	Wk	NR	50	0.07	0.26	40	20.3
23170201004_	10002251	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	69	0.005	0.23	42	17.4
23170201004_	10002252	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	58	0.06	0.24	44	19
23170201004_	10002253	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	22	0.005	0.17	48	17.6
23170201004_	10002254	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	49	0.07	0.2	42	7.5
23170201004_	10002256	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	236	0.09	0.17	43	12.6
23170201004_	10002257	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	88	0.005	0.2	46	6.4
23170201004_	10002258	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	319	0.16	0.18	36	11
23170201004_	10002259	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	7	0.005	0.27	46	12.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201004_	10002260	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	2.5	0.005	0.21	48	12.2
23170201004_	10002261	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	2.5	0.005	0.26	45	10.7
23170201004_	10002262	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	21	0.005	0.22	51	7.7
23170201004_	10002263	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	84	0.02	0.25	47	19.9
23170201004_	10002264	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	20	0.06	0.22	53	82.2
23170201004_	10002265	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	66	0.03	0.2	48	37.7
23170201004_	10002266	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	2.5	0.005	0.22	48	14.8
23170201004_	10002267	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	5	0.15	0.21	48	25.2
23170201004_	10002268	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	9	0.08	0.25	41	35.6
23170201004_	10002269	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	70	0.09	0.19	36	15.1
23170201004_	10002270	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	29	0.04	0.2	44	19.4
23170201004_	10002271	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	9	0.06	0.22	52	12.6
23170201004_	10002272	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	5	0.04	0.27	47	6.1
23170201004_	10002273	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	5	0.04	0.23	57	3.2
23170201004_	10002274	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	5	0.04	0.23	51	5.3
23170201004_	10002276	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.06	0.19	51	4
23170201004_	10002277	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.03	0.23	46	4.4
23170201004_	10002278	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	8	0.04	0.22	52	7.7
23170201004_	10002279	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	7	0.1	0.23	49	6.9
23170201004_	10002281	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	7	0.03	0.19	46	8.3
23170201004_	10002282	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	2.5	0.05	0.26	53	4.8
23170201004_	10002283	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	30	0.04	0.2	51	11.6
23170201004_	10002284	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	12	0.04	0.22	43	8.4
23170201004_	10002285	O	3/18/06	509955	719513	869	chan	2	Ser	Mod	NR	96	0.29	0.21	31	12.3
23170201004_	10002286	O	3/18/06	509955	719513	869	chan	2	Ser	Mod	NR	36	0.2	0.25	43	29.1
23170201004_	10002287	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	10	0.05	0.2	47	6.7
23170201004_	10002288	O	3/18/06	509955	719513	869	chan	2	PotKF	Mod	NR	34	0.07	0.24	38	14
23170201004_	10002289	O	3/18/06	509955	719513	869	chan	2	PotKF	Mod	NR	105	0.13	0.19	31	18.4
23170201004_	10002290	O	3/18/06	509955	719513	869	chan	2	PotKF	Mod	NR	37	0.23	38.7	35	12.3
23170201004_	10002291	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	12	0.03	0.29	50	5.8
23170201004_	10002292	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.3	52	5.4
23170201004_	10002293	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	57	0.1	0.2	54	8.7
23170201004_	10002294	O	3/18/06	509955	719513	869	chan	2	PotKF	Mod	NR	98	0.12	0.2	53	12
23170201004_	10002295	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	54	0.05	0.21	56	11.1
23170201004_	10002296	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	79	0.05	0.17	45	5.8
23170201004_	10002297	O	3/18/06	509955	719513	869	chan	2	Ser	Mod	NR	19	0.11	0.21	57	17.1
23170201004_	10002298	O	3/18/06	509955	719513	869	chan	2	Ser	Mod	NR	38	0.11	0.21	57	19.2
23170201004_	10002299	O	3/18/06	509955	719513	869	chan	2	QtzSer	Wk	NR	67	0.06	0.17	55	12.7
23170201004_	10002301	O	3/18/06	509955	719513	869	chan	2	PotKF	Wk	NR	2.5	0.03	0.22	50	4.1
23170201004_	10002302	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.21	64	3.1
23170201004_	10002303	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.04	0.24	53	4
23170201004_	10002304	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	8	0.03	0.22	53	6.2
23170201004_	10002306	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	104	0.18	0.32	36	16
23170201004_	10002307	O	3/18/06	509955	719513	869	chan	2	PotKF	Mod	NR	41	0.44	0.19	38	16.6
23170201004_	10002308	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	101	0.19	0.17	41	30.1
23170201004_	10002309	O	3/18/06	509955	719513	869	chan	2	PotKF	Str	NR	384	3.08	19.4	18	12.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201004_	10002733	O	3/18/06	509955	719513	869	chan	2	PotKF	Str	NR	158	0.27	0.29	44	41.8
23170201004_	10002734	O	3/18/06	509955	719513	869	chan	2	PotKF	Str	NR	91	0.06	0.21	71	8.8
23170201004_	10002735	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	123	0.09	0.2	52	26
23170201004_	10002736	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	358	0.18	0.23	50	61.3
23170201004_	10002737	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	198	0.18	0.24	48	67.7
23170201004_	10002738	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	256	0.15	0.68	43	16.4
23170201004_	10002739	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	182	0.21	0.26	45	64.8
23170201004_	10002740	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	942	0.73	0.4	43	22.2
23170201004_	10002741	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	423	0.53	0.22	30	24.8
23170201004_	10002742	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	1545	0.93	0.28	26	35.7
23170201004_	10002743	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	240	0.38	1.02	39	64.7
23170201004_	10002744	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	76	0.11	0.66	43	32.9
23170201004_	10002745	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	200	0.11	0.42	45	33.1
23170201004_	10002746	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	5620	2.46	4.26	32	48.3
23170201004_	10002747	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	697	0.58	0.25	42	26.1
23170201004_	10002748	O	3/18/06	509955	719513	869	chan	2	QtzSer	Str	NR	64	0.07	0.16	46	12
23170201004_	10002749	O	3/18/06	509955	719513	869	chan	2	QtzSer	Mod	NR	6	0.03	0.27	46	4.5
23170201004_	10002751	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.25	53	8.6
23170201004_	10002752	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.02	0.24	52	4.8
23170201004_	10002753	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.2	52	3.3
23170201004_	10002754	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	5	0.03	0.26	54	9.3
23170201004_	10002756	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.1	0.24	49	55.9
23170201004_	10002757	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.04	0.27	48	12.9
23170201004_	10002758	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.04	0.24	52	10.6
23170201004_	10002759	O	3/18/06	509955	719513	869	chan	2	Ser	Wk	NR	5	0.05	0.64	51	14
23170201004_	10002760	O	3/18/06	509955	719513	869	chan	2	NR	NR	NR	2.5	0.03	0.22	56	5.2
23170201005_	10002312	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Str	NR	210	0.96	0.15	139	55
23170201005_	10002313	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Str	NR	135	1.23	0.15	64	83.1
23170201005_	10002314	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Str	NR	75	0.64	0.22	36	42.7
23170201005_	10002315	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Str	NR	1460	1.34	0.22	59	76.5
23170201005_	10002316	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Str	NR	330	0.6	0.23	45	62
23170201005_	10002317	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Mod	NR	1930	1.24	0.25	33	75.9
23170201005_	10002318	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Mod	NR	189	1.25	0.28	27	104
23170201005_	10002319	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Mod	NR	187	1.22	0.25	32	127
23170201005_	10002320	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Mod	NR	55	0.39	0.21	43	56.9
23170201005_	10002321	O	3/21/06	509568	719527	951	chan	2	Arg Sup	Mod	NR	219	0.6	0.36	38	157
23170201005_	10002322	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	10100	4.11	0.46	16	574
23170201005_	10002323	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	521	1.1	0.4	27	170
23170201005_	10002324	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	1220	0.72	1.92	19	219
23170201005_	10002326	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	2910	2.97	8.18	17	944
23170201005_	10002327	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	3210	3.19	47.5	22	380
23170201005_	10002328	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	3140	2.72	8.18	17	519
23170201005_	10002329	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	859	1.52	5.68	16	612
23170201005_	10002331	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	536	1.39	2.73	26	524
23170201005_	10002332	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	710	1.2	1.3	27	369
23170201005_	10002333	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	871	0.98	7.11	15	173

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201005_	10002334	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	432	0.67	0.75	26	252
23170201005_	10002335	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	81	0.22	0.94	23	59
23170201005_	10002336	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	185	0.71	0.48	23	228
23170201005_	10002337	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2410	2.38	1.4	15	635
23170201005_	10002338	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	673	1.58	0.2	18	751
23170201005_	10002339	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	880	0.98	0.39	23	270
23170201005_	10002340	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	3030	3.88	1.31	18	740
23170201005_	10002341	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	129	0.57	0.21	27	137.5
23170201005_	10002342	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	660	2.84	8	29	557
23170201005_	10002343	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	82	0.22	0.19	39	52.9
23170201005_	10002344	O	3/21/06	509568	719527	951	chan	2	PotKF	Wk	NR	409	0.41	0.14	38	80.8
23170201005_	10002345	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	212	0.44	0.15	28	164.5
23170201005_	10002346	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	340	0.73	80.3	21	324
23170201005_	10002347	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	946	0.72	46.4	11	270
23170201005_	10002348	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	2720	1.25	213	9	311
23170201005_	10002349	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2290	1.36	61.5	17	268
23170201005_	10002351	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1120	0.27	0.59	32	106
23170201005_	10002352	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	288	0.72	3.03	23	337
23170201005_	10002353	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1500	0.56	12.95	16	190
23170201005_	10002354	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2930	1.7	2.81	24	360
23170201005_	10002356	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	3100	1.47	8.7	22	805
23170201005_	10002357	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	1135	1.35	0.16	25	299
23170201005_	10002358	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	495	1.06	0.17	20	636
23170201005_	10002359	O	3/21/06	509568	719527	951	chan	2	Ser-Str	Str	NR	793	0.73	0.13	20	347
23170201005_	10002360	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	268	0.33	0.24	23	130
23170201005_	10002361	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	55	0.23	25.9	20	28.6
23170201005_	10002362	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	1215	0.46	5.21	20	231
23170201005_	10002363	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	45	0.31	0.19	27	118
23170201005_	10002364	O	3/21/06	509568	719527	951	chan	2	PotKF	Wk	NR	344	0.56	59	17	129.5
23170201005_	10002365	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	897	0.56	19.2	17	222
23170201005_	10002366	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	635	0.41	15.7	15	54.4
23170201005_	10002367	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	474	0.38	106.5	20	71.9
23170201005_	10002368	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	216	0.36	23.9	26	109.5
23170201005_	10002369	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	325	2.72	201	23	89.3
23170201005_	10002370	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	163	1.42	56.8	20	43.8
23170201005_	10002371	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	83	0.28	10.8	21	40.4
23170201005_	10002372	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	37	0.12	0.39	28	27.2
23170201005_	10002373	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	780	0.3	0.26	30	65.4
23170201005_	10002374	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	34	0.1	0.21	24	24.4
23170201005_	10002376	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	163	0.2	0.16	26	60.2
23170201005_	10002377	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	415	0.41	0.34	25	75.7
23170201005_	10002378	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	229	0.24	0.2	36	74.2
23170201005_	10002379	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	104	0.42	24.7	38	29.3
23170201005_	10002381	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	88	0.35	6.01	23	52.1
23170201005_	10002382	O	3/21/06	509568	719527	951	chan	2	QtzSer	Mod	NR	280	0.26	0.63	29	28.2
23170201005_	10002383	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	573	0.24	0.61	26	34.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201005_	10002384	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	275	0.2	0.19	32	14.3
23170201005_	10002385	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	488	0.15	0.2	37	19.1
23170201005_	10002386	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	245	0.19	0.09	38	21.3
23170201005_	10002387	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	239	0.67	3.14	27	33.7
23170201005_	10002388	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	60	2.66	32.9	36	34.5
23170201005_	10002389	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	330	0.28	0.39	30	22.9
23170201005_	10002390	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	212	0.11	0.2	39	29.5
23170201005_	10002391	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	77	0.07	0.13	35	19.6
23170201005_	10002392	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	98	0.19	0.12	32	23.6
23170201005_	10002393	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	385	0.26	1.72	30	24.8
23170201005_	10002394	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	119	0.48	0.99	30	16.9
23170201005_	10002395	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	28	0.07	0.12	38	15.9
23170201005_	10002396	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	39	0.12	0.1	33	15.1
23170201005_	10002397	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	48	0.09	0.19	35	18
23170201005_	10002398	O	3/21/06	509568	719527	951	chan	2	QtzSer	Str	NR	352	0.12	0.15	40	16.7
23170201005_	10002399	O	3/21/06	509568	719527	951	chan	2	PotKF	Str	NR	270	1.88	270	17	18.5
23170201005_	10002401	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	221	0.71	2.93	32	54
23170201005_	10002402	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	480	0.73	0.3	26	86
23170201005_	10002403	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1400	0.88	0.29	32	64.7
23170201005_	10002404	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1095	0.77	0.16	28	62.7
23170201005_	10002406	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1195	0.42	0.14	36	55.1
23170201005_	10002407	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	879	0.37	0.12	32	35.3
23170201005_	10002408	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2610	2.32	40.8	27	251
23170201005_	10002409	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	4390	2.63	4.57	25	79.5
23170201005_	10002410	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	3560	1.55	0.27	26	108
23170201005_	10002411	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2140	1.27	0.16	27	56.8
23170201005_	10002412	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	4380	1.86	0.18	24	64.5
23170201005_	10002413	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	214	0.53	0.12	22	27.7
23170201005_	10002414	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	456	1.48	1.4	18	31.8
23170201005_	10002415	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1440	0.66	0.14	18	53.2
23170201005_	10002416	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	8910	1.6	0.23	32	65.7
23170201005_	10002417	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	5030	1.02	0.13	34	65.7
23170201005_	10002418	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1075	0.46	0.15	32	52.6
23170201005_	10002419	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	873	0.3	0.18	34	32.8
23170201005_	10002420	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	315	0.34	0.13	36	42.2
23170201005_	10002421	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	675	0.34	0.13	33	48.5
23170201005_	10002422	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	662	0.59	0.44	27	48
23170201005_	10002423	O	3/21/06	509568	719527	951	chan	2	PotKF	Wk	NR	266	0.22	0.13	35	46.4
23170201005_	10002424	O	3/21/06	509568	719527	951	chan	2	PotKF	Wk	NR	624	0.41	0.15	34	62.2
23170201005_	10002426	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	638	1.38	0.2	18	96.1
23170201005_	10002427	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1330	0.31	0.19	33	51.3
23170201005_	10002428	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1680	1.02	0.13	26	243
23170201005_	10002429	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2320	1.16	0.17	25	324
23170201005_	10002431	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1350	0.69	0.16	32	127
23170201005_	10002432	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	533	0.4	0.16	29	56.3
23170201005_	10002433	O	3/21/06	509568	719527	951	chan	2	Ser	Mod	NR	766	0.52	0.13	38	67.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201005_	10002434	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	739	0.51	0.17	31	57.6
23170201005_	10002435	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	5360	2.43	0.18	30	234
23170201005_	10002436	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	4310	1.44	0.17	28	166.5
23170201005_	10002437	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	766	0.95	0.15	23	174.5
23170201005_	10002438	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	960	0.8	0.11	21	130
23170201005_	10002439	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	2880	2.81	0.17	20	82.7
23170201005_	10002440	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	569	0.49	0.13	25	56.7
23170201005_	10002441	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1955	3.88	0.17	26	252
23170201005_	10002442	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	654	1.01	0.31	26	58.9
23170201005_	10002443	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	4140	1.91	0.18	24	121.5
23170201005_	10002444	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1755	1.54	0.12	31	118
23170201005_	10002445	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1690	1.5	0.13	30	84.5
23170201005_	10002446	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1495	0.94	0.16	34	79.5
23170201005_	10002447	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	1770	1.32	0.16	36	46.7
23170201005_	10002448	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	491	0.25	0.25	33	20.5
23170201005_	10002449	O	3/21/06	509568	719527	951	chan	2	PotKF	Mod	NR	483	1.34	0.11	20	10.4
23170201006_	10002462	O	3/29/06	509680	719419	892	chan	2	Arg Sup	Mod	NR	34	0.23	0.35	57	35
23170201006_	10002463	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	30	0.09	0.19	58	19.1
23170201006_	10002464	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	120	0.09	0.18	43	17.6
23170201006_	10002465	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	12	0.05	0.2	47	6
23170201006_	10002466	O	3/29/06	509680	719419	892	chan	2	QtzSer	Wk	NR	15	0.05	0.21	55	9.5
23170201006_	10002467	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	2.5	0.04	0.22	54	10.5
23170201006_	10002468	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	2.5	0.03	0.17	46	4
23170201006_	10002469	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	2.5	0.03	0.2	51	8.6
23170201006_	10002470	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	194	0.08	0.15	46	23.3
23170201006_	10002471	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	164	0.19	0.18	49	40.4
23170201006_	10002472	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	52	0.1	0.19	64	18.6
23170201006_	10002473	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	278	0.23	0.19	42	22.2
23170201006_	10002474	O	3/29/06	509680	719419	892	chan	2	QtzSer	Wk	NR	2.5	0.03	0.16	57	10.2
23170201006_	10002476	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	2.5	0.02	0.19	57	8.9
23170201006_	10002477	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	2.5	0.05	0.16	59	12.6
23170201006_	10002478	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	1435	1	0.2	46	233
23170201006_	10002479	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	2.5	0.04	0.16	55	7.3
23170201006_	10002481	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	2.5	0.06	0.18	56	12.7
23170201006_	10002482	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	77	0.07	0.17	51	12.7
23170201006_	10002483	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	2.5	0.03	0.19	49	8.8
23170201006_	10002484	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	602	1.16	0.22	45	394
23170201006_	10002485	O	3/29/06	509680	719419	892	chan	2	QtzSer	Wk	NR	9	0.09	0.19	57	18.7
23170201006_	10002486	O	3/29/06	509680	719419	892	chan	2	QtzSer	Wk	NR	27	0.18	0.15	43	39.4
23170201006_	10002487	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	491	0.15	0.19	41	12.5
23170201006_	10002488	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	44	0.09	0.18	43	6.7
23170201006_	10002489	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	9	0.05	0.19	47	2.7
23170201006_	10002490	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	7	0.04	0.16	44	2.8
23170201006_	10002491	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	13	0.07	0.18	42	9
23170201006_	10002492	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	6	0.06	0.21	44	7.7
23170201006_	10002493	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	8	0.03	0.15	41	1.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201006_	10002494	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	148	0.13	0.18	40	16.8
23170201006_	10002495	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	5	0.06	0.19	44	11.6
23170201006_	10002496	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	25	0.07	0.21	45	13.7
23170201006_	10002497	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	868	0.97	0.2	39	75.8
23170201006_	10002498	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	30	0.31	0.21	44	58.9
23170201006_	10002499	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	48	0.08	0.17	46	15.2
23170201006_	10002501	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	235	0.21	0.22	44	24.8
23170201006_	10002502	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	224	1.1	7.78	38	141
23170201006_	10002503	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	777	4.34	18.75	19	298
23170201006_	10002504	O	3/29/06	509680	719419	892	chan	2	PotKF	Str	NR	90	0.8	5.44	25	27.7
23170201006_	10002506	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	63	0.95	3.86	24	33.1
23170201006_	10002507	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	185	1.19	0.6	30	57.7
23170201006_	10002508	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	236	0.37	0.21	35	106 5
23170201006_	10002509	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	1170	0.72	0.21	43	76.5
23170201006_	10002510	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	789	0.84	1.05	59	102
23170201006_	10002511	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	57	0.85	46.4	18	25.6
23170201006_	10002512	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	105	0.46	0.41	31	40.6
23170201006_	10002513	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	52	0.06	0.23	44	10.4
23170201006_	10002514	O	3/29/06	509680	719419	892	chan	2	QtzSer	Wk	NR	89	0.18	0.22	42	28.9
23170201006_	10002515	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	355	0.45	0.22	89	58.3
23170201006_	10002516	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	69	0.16	0.21	44	30.2
23170201006_	10002517	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	22	0.05	0.21	48	4.4
23170201006_	10002518	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	136	0.13	0.19	44	40.9
23170201006_	10002519	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	6	0.07	0.2	45	13
23170201006_	10002520	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	313	0.28	0.19	45	61.6
23170201006_	10002521	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	5	0.04	0.23	49	3.1
23170201006_	10002522	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	771	0.93	0.2	37	110
23170201006_	10002523	O	3/29/06	509680	719419	892	chan	2	QtzSer	Str	NR	1240	0.95	0.21	40	164
23170201006_	10002524	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	4910	2.22	0.18	42	147
23170201006_	10002526	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	166	0.25	0.19	49	65.4
23170201006_	10002527	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	2950	2.2	0.27	40	177
23170201006_	10002528	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	707	0.37	0.18	45	70.1
23170201006_	10002529	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	704	0.38	0.18	45	146
23170201006_	10002531	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	63	0.15	0.22	49	16.5
23170201006_	10002532	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	76	0.13	0.2	46	27.2
23170201006_	10002533	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	2.5	0.04	0.2	48	3.8
23170201006_	10002534	O	3/29/06	509680	719419	892	chan	2	NR	NR	NR	89	0.55	7.35	33	43.7
23170201006_	10002535	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	445	0.39	1.28	41	22.7
23170201006_	10002536	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	40	0.1	0.2	43	21.2
23170201006_	10002537	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	3280	1.9	0.27	36	163.5
23170201006_	10002538	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	312	0.42	0.16	41	72.7
23170201006_	10002539	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	449	0.55	0.62	38	76.8
23170201006_	10002540	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	80	0.08	0.18	45	21.1
23170201006_	10002541	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	16	0.17	0.18	48	46
23170201006_	10002542	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	1360	1.16	0.42	38	91.4
23170201006_	10002543	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	844	1.2	0.65	27	206

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201006_	10002544	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	217	0.12	0.16	44	14.4
23170201006_	10002545	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	214	0.24	0.16	40	45.4
23170201006_	10002546	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	1535	0.49	0.2	43	31.8
23170201006_	10002547	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	127	0.09	0.16	47	17.2
23170201006_	10002548	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	650	0.67	0.18	40	219
23170201006_	10002549	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	4740	3.86	0.38	30	614
23170201006_	10002551	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	13	0.04	0.18	43	6.1
23170201006_	10002552	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	76	0.05	0.18	42	27
23170201006_	10002553	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	58	0.07	0.18	48	20.3
23170201006_	10002554	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	8	0.03	0.2	46	9.8
23170201006_	10002556	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	9	0.05	0.23	36	19.4
23170201006_	10002557	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	2040	2.44	0.18	31	705
23170201006_	10002558	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	820	0.39	0.16	48	20
23170201006_	10002559	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	65	0.04	0.17	44	8.6
23170201006_	10002560	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	87	0.34	0.17	43	166.5
23170201006_	10002561	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	43	0.11	0.26	44	21.6
23170201006_	10002562	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	115	0.39	0.17	37	87.5
23170201006_	10002563	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	50	0.12	0.25	37	13.4
23170201006_	10002564	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	474	0.85	0.25	34	69.7
23170201006_	10002565	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	245	0.08	0.19	41	16
23170201006_	10002566	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	19	0.06	0.17	44	8.5
23170201006_	10002567	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	30	0.03	0.72	41	5.5
23170201006_	10002568	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	58	0.11	0.22	39	35.7
23170201006_	10002569	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	158	0.27	0.2	33	49
23170201006_	10002570	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	2.5	0.03	0.2	42	6.4
23170201006_	10002571	O	3/29/06	509680	719419	892	chan	2	PotKF	Wk	NR	58	0.08	0.19	43	11.7
23170201006_	10002572	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	116	0.11	0.2	39	20.3
23170201006_	10002573	O	3/29/06	509680	719419	892	chan	2	QtzSer	Mod	NR	2.5	0.04	0.18	47	5.7
23170201006_	10002574	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	8	0.04	0.22	40	11.3
23170201006_	10002576	O	3/29/06	509680	719419	892	chan	2	Ser	Wk	NR	299	0.21	0.17	39	30.8
23170201006_	10002577	O	3/29/06	509680	719419	892	chan	2	Ser	Mod	NR	447	0.75	1.19	37	29.8
23170201006_	10002578	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	10100	8.12	0.21	32	213
23170201006_	10002579	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	4890	1.98	0.19	45	175
23170201006_	10002581	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	10100	9.65	0.21	37	1620
23170201006_	10002582	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	186	0.44	0.47	35	78
23170201006_	10002583	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	183	0.7	0.27	38	54.7
23170201006_	10002584	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	98	0.06	0.19	46	4.8
23170201006_	10002585	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	301	0.14	0.17	42	21
23170201006_	10002586	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	2390	1.24	0.2	43	23.4
23170201006_	10002587	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	3910	4.8	0.16	36	186
23170201006_	10002588	O	3/29/06	509680	719419	892	chan	2	PotKF	Mod	NR	5600	2.06	0.19	42	45.7
23170201007_	10002591	O	4/01/06	509563	719393	923	chan	2	Arg Sup	Str	NR	455	1.96	0.65	65	92.7
23170201007_	10002592	O	4/01/06	509563	719393	923	chan	2	Arg Sup	Str	NR	476	3.35	0.39	46	89.9
23170201007_	10002593	O	4/01/06	509563	719393	923	chan	2	Arg Sup	Str	NR	970	1.78	0.6	39	109
23170201007_	10002594	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	2690	1.94	0.18	24	105.5
23170201007_	10002595	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	401	0.59	0.22	42	111

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201007_	10002596	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	163	0.49	0.2	44	66.8
23170201007_	10002597	O	4/01/06	509563	719393	923	chan	2	NR	NR	NR	468	0.5	0.23	41	74.9
23170201007_	10002598	O	4/01/06	509563	719393	923	chan	2	QtzSer	Wk	NR	32	0.12	0.18	46	15.8
23170201007_	10002599	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	17	0.13	0.19	45	17.2
23170201007_	10002601	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	1095	2.05	0.23	32	119
23170201007_	10002602	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	630	0.43	0.19	42	101.5
23170201007_	10002603	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	5450	6.08	0.98	36	821
23170201007_	10002604	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	57	0.26	0.23	44	28.1
23170201007_	10002606	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	87	0.22	0.24	45	31.9
23170201007_	10002607	O	4/01/06	509563	719393	923	chan	2	PotKF	Wk	NR	3870	3.39	0.19	38	132.5
23170201007_	10002608	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	209	0.71	0.45	38	64.4
23170201007_	10002609	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	548	0.49	0.26	41	145.5
23170201007_	10002610	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	59	0.07	0.27	46	9.2
23170201007_	10002611	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	407	0.35	0.18	50	24.2
23170201007_	10002612	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	568	0.83	0.23	44	289
23170201007_	10002613	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	26	0.07	0.21	48	20.1
23170201007_	10002614	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	594	0.59	0.23	47	88
23170201007_	10002615	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	373	0.62	0.23	39	99.2
23170201007_	10002616	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	816	1.77	0.24	35	280
23170201007_	10002617	O	4/01/06	509563	719393	923	chan	2	NR	NR	NR	2560	3.2	0.34	21	552
23170201007_	10002618	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	5280	7.13	1.14	20	938
23170201007_	10002619	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	252	0.37	0.29	30	34.3
23170201007_	10002620	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	141	0.28	0.26	38	73.5
23170201007_	10002621	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	3730	3	0.21	19	422
23170201007_	10002622	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	68	0.15	0.24	41	26.8
23170201007_	10002623	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	129	1.74	2.16	20	25.2
23170201007_	10002624	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	2750	1.48	0.33	30	159.5
23170201007_	10002626	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	19	0.11	0.2	44	21.5
23170201007_	10002627	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	98	0.15	0.22	44	29.9
23170201007_	10002628	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	64	0.15	0.18	46	37.3
23170201007_	10002629	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	528	0.27	0.2	41	57.1
23170201007_	10002631	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	1195	0.75	0.55	37	73.5
23170201007_	10002632	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	541	0.91	0.21	34	271
23170201007_	10002633	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	83	0.35	0.23	43	100.5
23170201007_	10002634	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	1365	0.91	0.19	42	88.2
23170201007_	10002635	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	316	0.23	0.2	47	45
23170201007_	10002636	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	10100	7.51	2.03	33	1260
23170201007_	10002637	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	7	0.09	0.22	50	22.1
23170201007_	10002638	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	5	0.04	0.22	46	7
23170201007_	10002639	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	177	0.17	0.21	41	24.9
23170201007_	10002640	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	14	0.11	0.17	44	10.4
23170201007_	10002641	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	289	0.23	0.27	39	16.8
23170201007_	10002642	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	597	2.28	1.82	35	101
23170201007_	10002643	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	543	0.65	0.42	40	104.5
23170201007_	10002644	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	357	0.7	6.06	32	102
23170201007_	10002645	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	2020	3.28	0.53	26	256

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201007_	10002646	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	4810	4.06	0.27	32	430
23170201007_	10002647	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	2320	1.7	0.23	42	244
23170201007_	10002648	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	2460	1.85	0.29	26	506
23170201007_	10002649	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	2.5	12.8	0.61	19	331
23170201007_	10002651	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	929	1.64	0.23	25	269
23170201007_	10002652	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	2180	1.52	0.26	19	226
23170201007_	10002653	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	680	1.17	0.34	30	119.5
23170201007_	10002654	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	630	0.33	1.7	32	30.4
23170201007_	10002656	O	4/01/06	509563	719393	923	chan	2	Ser-Str	Str	NR	439	0.27	0.27	41	58.2
23170201007_	10002657	O	4/01/06	509563	719393	923	chan	2	Ser-Str	Str	NR	950	1	0.22	35	48.4
23170201007_	10002658	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	1095	0.33	0.15	37	64.3
23170201007_	10002659	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	295	0.34	0.24	44	24.6
23170201007_	10002660	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	164	0.04	0.2	50	9.6
23170201007_	10002661	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	1310	1.07	0.21	36	151.5
23170201007_	10002662	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	860	0.38	0.17	47	57.5
23170201007_	10002663	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	773	0.57	0.25	38	107
23170201007_	10002664	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	551	0.28	0.22	42	66.1
23170201007_	10002665	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	2780	1.33	0.36	34	95.4
23170201007_	10002666	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	248	90	0.11	33	200
23170201007_	10002667	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	181	0.14	0.19	45	17
23170201007_	10002668	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	331	39.3	0.2	45	61.9
23170201007_	10002669	O	4/01/06	509563	719393	923	chan	2	NR	NR	NR	11	0.12	0.27	49	17
23170201007_	10002670	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	151	0.7	0.18	43	92.2
23170201007_	10002671	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	555	0.38	0.2	41	47.9
23170201007_	10002672	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	242	0.23	0.18	48	22.4
23170201007_	10002673	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	135	0.14	0.21	47	47.2
23170201007_	10002674	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	3590	2.76	7.29	37	255
23170201007_	10002676	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	401	0.76	9.48	37	85.2
23170201007_	10002677	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	476	1.86	10.65	33	137
23170201007_	10002678	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	385	0.83	0.27	37	74.4
23170201007_	10002679	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	1015	0.56	0.21	37	68.3
23170201007_	10002681	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	333	0.34	0.21	43	70
23170201007_	10002682	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	224	0.26	0.2	41	91.5
23170201007_	10002683	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	310	0.3	0.24	39	57.7
23170201007_	10002684	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	355	0.26	0.22	43	10.4
23170201007_	10002685	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	51	0.14	0.29	44	7.9
23170201007_	10002686	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	1015	2.09	0.24	39	61.6
23170201007_	10002687	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	90	0.1	0.18	42	11.4
23170201007_	10002688	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	2670	3.39	0.3	21	198
23170201007_	10002689	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	4180	7.35	0.27	22	627
23170201007_	10002690	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	10100	27.3	0.5	27	1160
23170201007_	10002691	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	10100	12.15	0.33	31	835
23170201007_	10002692	O	4/01/06	509563	719393	923	chan	2	Ser-Str	Str	NR	3120	2.65	0.27	26	182
23170201007_	10002693	O	4/01/06	509563	719393	923	chan	2	Ser-Str	Str	NR	3010	2.14	0.17	33	285
23170201007_	10002694	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	383	0.19	0.19	41	50.5
23170201007_	10002695	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	260	1.1	0.18	48	357

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201007_	10002696	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	490	0.7	0.19	41	89.4
23170201007_	10002697	O	4/01/06	509563	719393	923	chan	2	QtzSer	Mod	NR	5650	3.37	0.2	42	763
23170201007_	10002698	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	296	1.62	0.41	18	82.1
23170201007_	10002699	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	180	1.5	8.36	7	27.4
23170201007_	10002701	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	256	1.34	8.27	17	25.2
23170201007_	10002702	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	993	1.24	0.33	27	160
23170201007_	10002703	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	1535	2.68	0.22	18	137
23170201007_	10002704	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	6390	7.91	0.25	12	266
23170201007_	10002706	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	182	0.82	0.2	18	135.5
23170201007_	10002707	O	4/01/06	509563	719393	923	chan	2	Ser-Str	Str	NR	2530	3.68	0.3	21	245
23170201007_	10002708	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	786	1.84	0.31	19	38.8
23170201007_	10002709	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	3780	3.98	0.19	18	457
23170201007_	10002710	O	4/01/06	509563	719393	923	chan	2	QtzSer	Str	NR	5190	4.56	0.19	20	584
23170201007_	10002711	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	2700	2.37	0.16	21	347
23170201007_	10002712	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	580	0.94	0.2	31	129.5
23170201007_	10002713	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	1790	3.19	1.5	26	223
23170201007_	10002714	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	1985	4.55	0.35	30	435
23170201007_	10002715	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	1255	5.93	1.2	16	293
23170201007_	10002716	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	923	5.49	31.4	17	90.1
23170201007_	10002717	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	512	1.37	0.49	29	267
23170201007_	10002718	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	552	2.75	0.77	33	58.5
23170201007_	10002719	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	47	0.38	0.17	32	39.2
23170201007_	10002720	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	184	0.51	1.04	39	106
23170201007_	10002721	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	111	0.15	0.18	45	13.6
23170201007_	10002722	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	105	0.62	0.21	37	135
23170201007_	10002723	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	39	0.18	0.17	42	36.4
23170201007_	10002724	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	85	0.13	0.24	41	12.2
23170201007_	10002726	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	246	0.39	0.47	37	27.8
23170201007_	10002727	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	40	0.12	0.24	40	33.1
23170201007_	10002728	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	356	1.78	0.18	35	301
23170201007_	10002729	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	107	0.75	0.16	39	224
23170201007_	10002762	O	4/01/06	509563	719393	923	chan	2	PotKF	Mod	NR	824	1.06	1.09	31	137.5
23170201007_	10002763	O	4/01/06	509563	719393	923	chan	2	QtzSer	Wk	NR	69	0.05	0.23	41	16.2
23170201007_	10002764	O	4/01/06	509563	719393	923	chan	2	Ser-Str	Str	NR	523	2.32	0.29	30	61.7
23170201007_	10002765	O	4/01/06	509563	719393	923	chan	2	PotKF	Str	NR	1065	11.85	0.3	25	73.7
23170201007_	10002766	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	25	0.17	0.2	42	20
23170201007_	10002767	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	9	0.07	0.24	48	11.8
23170201007_	10002768	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	64	0.05	0.17	41	4.4
23170201007_	10002769	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	6	0.02	0.22	43	5.1
23170201007_	10002770	O	4/01/06	509563	719393	923	chan	2	Ser	Wk	NR	2.5	0.05	0.21	48	4.9
23170201007_	10002771	O	4/01/06	509563	719393	923	chan	2	Ser	Mod	NR	4070	3.33	0.46	41	280
23170201008_	10007641	O	10/28/06	509487	719520	927	chan	2	Arg Sup	Mod	NR	462	1.58	0.45	33	84.7
23170201008_	10007642	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	110	0.89	0.35	33	49.3
23170201008_	10007643	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	97	0.21	0.25	37	30.5
23170201008_	10007644	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	46	0.32	0.28	40	64.5
23170201008_	10007645	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	480	0.88	8.69	18	214

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201008_	10007646	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	304	0.53	0.27	22	119.5
23170201008_	10007647	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	627	1.36	0.26	22	357
23170201008_	10007648	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	38	0.55	0.24	29	142
23170201008_	10009764	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	157	0.56	0.09	26	169
23170201008_	10007649	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	380	0.77	0.26	24	158.5
23170201008_	10007651	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	50	0.41	0.28	27	91.1
23170201008_	10009765	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	101	0.34	0.08	24	112.5
23170201008_	10007652	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	203	0.52	0.36	25	109
23170201008_	10007653	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	81	0.34	0.77	30	43.5
23170201008_	10007654	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	143	0.96	0.28	24	136.5
23170201008_	10007656	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	78	0.47	103.5	25	67.1
23170201008_	10007657	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	28	0.4	2.99	28	47.1
23170201008_	10009766	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	22	0.34	3.76	24	57.2
23170201008_	10007658	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	122	0.42	0.63	21	108.5
23170201008_	10007659	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	322	0.86	0.41	26	358
23170201008_	10007660	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	361	0.95	0.39	32	201
23170201008_	10007661	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	446	2.22	0.38	215	402
23170201008_	10007662	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	541	2.18	0.38	141	324
23170201008_	10007663	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	305	1.34	0.3	35	166
23170201008_	10007664	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	418	3.89	0.29	94	254
23170201008_	10007665	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	889	6.68	0.32	215	211
23170201008_	10007666	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	1350	3.44	0.27	29	176.5
23170201008_	10009767	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	448	2.55	0.11	24	174.5
23170201008_	10007667	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	995	3.47	1.56	319	384
23170201008_	10007668	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	421	3.11	0.49	97	208
23170201008_	10007669	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	110	1.91	1.12	26	256
23170201008_	10007670	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	210	1.14	0.33	29	259
23170201008_	10007671	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	317	1.43	0.27	50	194.5
23170201008_	10007672	O	10/28/06	509487	719520	927	chan	2	QtzSer	Mod	NR	173	3.92	0.27	37	855
23170201008_	10007673	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	118	3.33	0.3	25	392
23170201008_	10007674	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	242	4.34	0.25	40	409
23170201008_	10007676	O	10/28/06	509487	719520	927	chan	2	QtzSer	Wk	NR	447	7.08	0.32	30	736
23170201008_	10007677	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	2370	8.16	0.3	33	1300
23170201008_	10007678	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	2150	6.22	0.26	25	789
23170201008_	10007679	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	58	2.35	0.25	20	519
23170201008_	10009768	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	59	2.19	0.13	20	737
23170201008_	10007681	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	101	1.4	0.3	19	259
23170201008_	10007682	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	74	1.66	0.75	25	207
23170201008_	10009769	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	71	1.63	0.61	13	247
23170201008_	10007683	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	39	0.39	0.26	23	82.9
23170201008_	10007684	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	20	0.59	0.27	22	86.3
23170201008_	10007685	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	58	0.71	0.25	22	137
23170201008_	10007686	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	89	0.68	0.41	24	115
23170201008_	10007687	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	57	0.36	0.25	34	81
23170201008_	10007688	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	22	0.65	0.35	33	157
23170201008_	10009770	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	156	0.63	0.15	23	144

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201008_	10007689	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	36	0.46	0.29	33	135
23170201008_	10007690	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	49	0.46	2.17	18	59.5
23170201008_	10007691	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	43	0.74	39.6	21	106
23170201008_	10009771	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	29	0.86	9.44	19	192
23170201008_	10007692	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	77	1.6	0.57	22	503
23170201008_	10007693	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	38	1.3	0.38	23	365
23170201008_	10007694	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	42	0.79	0.36	20	271
23170201008_	10009772	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	29	0.77	0.22	14	203
23170201008_	10007695	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	78	0.85	0.26	37	163
23170201008_	10007696	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	23	0.38	0.33	21	50.6
23170201008_	10007697	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	31	0.48	0.27	35	142
23170201008_	10009773	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	24	0.4	0.11	27	106
23170201008_	10007698	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	40	0.47	0.31	29	101
23170201008_	10007699	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	64	0.53	0.24	21	49.1
23170201008_	10007701	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	442	1.23	0.32	26	33.3
23170201008_	10007702	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	83	0.67	0.25	31	36
23170201008_	10009774	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	67	0.85	0.12	26	94.2
23170201008_	10007703	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	84	0.8	0.26	30	271
23170201008_	10007704	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	98	0.36	0.28	20	45.7
23170201008_	10007706	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	74	0.52	0.26	32	70.6
23170201008_	10007707	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	491	0.94	0.24	29	58.8
23170201008_	10007708	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	719	1.09	0.24	34	87.4
23170201008_	10007709	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	413	1.35	0.29	28	83.6
23170201008_	10007710	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	748	1.13	0.26	27	41.1
23170201008_	10007711	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	293	0.83	0.21	25	28.8
23170201008_	10007712	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	529	1.76	0.38	25	11.2
23170201008_	10007713	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	504	0.54	0.22	38	33.6
23170201008_	10007714	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	737	0.42	0.24	35	58
23170201008_	10007715	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	989	1.07	0.25	27	73.7
23170201008_	10009776	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	627	0.96	0.14	23	66.8
23170201008_	10007716	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	2960	1.77	0.26	32	61.1
23170201008_	10007717	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	1300	1.42	0.21	22	49.6
23170201008_	10007718	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	1230	1.06	0.33	33	47.9
23170201008_	10007719	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	2430	2.05	0.18	37	156.5
23170201008_	10007720	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	1405	5.5	1.81	41	161.5
23170201008_	10007721	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	440	1.43	0.35	29	168
23170201008_	10007722	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	363	0.72	0.24	34	101.5
23170201008_	10007723	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	157	0.25	0.23	33	43.2
23170201008_	10007724	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	50	0.13	0.22	35	30.4
23170201008_	10007726	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	12	0.04	0.26	40	6.5
23170201008_	10007727	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	224	0.13	0.18	36	17.2
23170201008_	10007728	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	32	0.08	0.21	39	23.1
23170201008_	10007729	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	11	0.06	0.25	41	15
23170201008_	10007731	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	7	0.02	0.24	42	5.4
23170201008_	10007732	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	44	0.45	131.5	26	50.3
23170201008_	10009777	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	29	0.51	100.5	28	42.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201008_	10007733	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	72	0.15	0.75	31	50.6
23170201008_	10007734	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	154	0.23	1.47	26	45.9
23170201008_	10007735	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	64	0.26	1.61	21	73.1
23170201008_	10007736	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	57	0.1	0.26	37	32
23170201008_	10007737	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	15	0.14	0.26	33	66
23170201008_	10007738	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	13	0.16	0.22	34	53
23170201008_	10007739	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	24	0.25	0.25	32	100
23170201008_	10007740	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	29	0.06	0.21	38	18
23170201008_	10007741	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	46	0.09	0.22	33	32.5
23170201008_	10007742	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	108	0.1	0.2	42	49.4
23170201008_	10007743	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	142	0.17	0.23	43	117.5
23170201008_	10007744	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	1210	0.23	0.2	36	180
23170201008_	10007745	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	142	0.38	0.18	26	81.9
23170201008_	10007746	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	162	0.12	0.22	26	29.8
23170201008_	10007747	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	642	0.14	0.2	41	80.4
23170201008_	10007748	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	328	0.13	0.2	72	41.1
23170201008_	10007749	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	223	0.11	0.58	40	36.1
23170201008_	10007751	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	70	0.2	0.42	33	17.3
23170201008_	10009778	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	154	0.26	1.17	30	24.3
23170201008_	10007752	O	10/28/06	509487	719520	927	chan	2	Ser	Mod	NR	68	0.36	0.2	27	42
23170201008_	10007753	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	161	0.37	0.28	29	47.9
23170201008_	10007754	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	123	0.4	0.2	29	106
23170201008_	10007756	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	74	0.25	0.26	31	96.9
23170201008_	10007757	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	177	0.09	0.19	36	25.1
23170201008_	10007758	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	408	0.31	0.28	34	68.7
23170201008_	10009779	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	7250	0.93	0.26	37	97.1
23170201008_	10007759	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	2620	0.43	0.21	37	68.9
23170201008_	10007760	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	176	0.29	0.24	32	39.2
23170201008_	10007761	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	983	0.53	0.19	39	89.5
23170201008_	10007762	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	409	0.15	0.19	48	25.5
23170201008_	10007763	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	495	0.2	17.2	32	70.8
23170201008_	10007764	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	290	1.55	0.38	27	45.4
23170201008_	10007765	O	10/28/06	509487	719520	927	chan	2	PotKF	Str	NR	359	0.48	0.29	21	123.5
23170201008_	10007766	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	3080	1.21	0.24	30	118.5
23170201008_	10007767	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	5830	2.37	0.26	31	147.5
23170201008_	10009781	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	3140	1.06	0.1	28	154.5
23170201008_	10007768	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	1165	0.91	0.17	35	131.5
23170201008_	10007769	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	2360	0.75	0.24	37	70.3
23170201008_	10007770	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	343	0.4	0.21	36	75.2
23170201008_	10007771	O	10/28/06	509487	719520	927	chan	2	PotKF	Mod	NR	1310	0.78	0.23	28	128.5
23170201008_	10007772	O	10/28/06	509487	719520	927	chan	2	Ser	Wk	NR	2750	1.1	0.23	22	159
23170201008_	10007773	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	1060	0.27	0.14	32	38.6
23170201008_	10007774	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	286	0.15	0.25	30	29.4
23170201008_	10007776	O	10/28/06	509487	719520	927	chan	2	PotKF	Wk	NR	335	0.27	0.2	36	24.3
23170201009_	10007779	O	11/03/06	509560	719611	926	chan	2	Arg Sup	Str	NR	1740	0.45	0.38	38	119.5
23170201009_	10007781	O	11/03/06	509560	719611	926	chan	2	Arg Sup	Str	NR	257	0.71	0.3	39	22.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201009_	10007782	O	11/03/06	509560	719611	926	chan	2	Arg Sup	Str	NR	961	0.57	0.27	37	38.9
23170201009_	10007783	O	11/03/06	509560	719611	926	chan	2	Arg Sup	Str	NR	1155	1.02	0.26	29	23.9
23170201009_	10007784	O	11/03/06	509560	719611	926	chan	2	Arg Sup	Str	NR	244	0.68	0.31	35	10.8
23170201009_	10007785	O	11/03/06	509560	719611	926	chan	2	Arg Sup	Mod	NR	187	0.39	0.21	39	10.7
23170201009_	10007786	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	158	0.06	0.23	45	2.2
23170201009_	10007787	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	10	0.02	0.17	48	3.6
23170201009_	10007788	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	20	0.03	0.22	46	2.4
23170201009_	10007789	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	6	0.03	0.19	45	2.9
23170201009_	10007790	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	65	0.07	0.28	43	3.3
23170201009_	10007791	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	6	0.03	0.2	48	2.3
23170201009_	10007792	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	80	0.08	0.23	42	6
23170201009_	10007793	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	21	0.05	0.18	46	5.2
23170201009_	10007794	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	1875	0.9	0.19	32	105
23170201009_	10007795	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	17	0.02	0.18	43	1.9
23170201009_	10007796	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	8	0.03	0.24	54	2
23170201009_	10007797	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	43	0.05	0.17	50	8.2
23170201009_	10007798	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	1000	0.38	0.16	36	79.7
23170201009_	10007799	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	121	0.13	0.09	36	54.5
23170201009_	10007801	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	26	0.05	0.14	46	4.4
23170201009_	10007802	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	668	0.12	0.17	44	47.6
23170201009_	10007803	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	862	0.69	0.19	37	29.4
23170201009_	10007804	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	14	0.04	0.15	48	3.7
23170201009_	10007806	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	206	0.06	0.22	44	7.8
23170201009_	10007807	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	12	0.005	0.12	46	1.3
23170201009_	10007808	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	62	0.04	0.22	47	4.4
23170201009_	10007809	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	340	0.09	0.16	47	8.2
23170201009_	10007810	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	208	0.14	0.18	46	6.7
23170201009_	10007811	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	168	0.04	0.18	43	2.2
23170201009_	10007812	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	624	0.16	0.11	47	15.8
23170201009_	10007813	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	217	0.22	0.77	39	5.3
23170201009_	10007814	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	5	0.03	0.22	48	3.3
23170201009_	10007815	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	494	0.24	0.21	31	105
23170201009_	10007816	O	11/03/06	509560	719611	926	chan	2	Ser	Mod	NR	324	0.3	0.13	38	18.6
23170201009_	10007817	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	60	0.03	0.18	47	3.4
23170201009_	10007818	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	129	0.08	0.19	47	6.7
23170201009_	10007819	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	71	0.07	0.19	44	7.7
23170201009_	10007820	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	27	0.03	0.19	48	3.3
23170201009_	10007821	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	7	0.03	0.17	43	1.6
23170201009_	10007822	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.03	0.21	47	1.2
23170201009_	10007823	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	19	0.02	0.18	43	2.8
23170201009_	10007824	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	51	0.28	0.26	50	9.6
23170201009_	10007826	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	537	0.48	0.23	36	16.4
23170201009_	10007827	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	69	0.42	0.24	42	16.7
23170201009_	10007828	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	65	0.05	0.21	49	4.6
23170201009_	10007829	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	104	0.05	0.24	46	6
23170201009_	10007831	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	37	0.03	0.23	49	4.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201009_	10007832	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	296	0.15	0.19	45	4
23170201009_	10007833	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	481	0.26	0.24	42	6
23170201009_	10007834	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	233	0.38	0.2	31	23.5
23170201009_	10007835	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	139	0.05	0.22	51	27.1
23170201009_	10007836	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	5	0.03	0.23	51	2.2
23170201009_	10007837	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	5	0.04	0.22	49	1.4
23170201009_	10007838	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	18	0.03	0.22	48	3
23170201009_	10007839	O	11/03/06	509560	719611	926	chan	2	Chl-Wk	Wk	NR	2.5	0.04	0.27	49	1.6
23170201009_	10007840	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	26	0.04	0.2	41	2.5
23170201009_	10007841	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	255	0.09	0.21	45	2.2
23170201009_	10007842	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	371	0.29	0.2	33	13.8
23170201009_	10007843	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	524	0.31	0.17	28	13.4
23170201009_	10007844	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	17	0.01	0.25	37	1.6
23170201009_	10007845	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	89	0.06	0.24	47	8.7
23170201009_	10007846	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	31	0.04	0.25	45	4.1
23170201009_	10007847	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	15	0.05	0.22	38	10.8
23170201009_	10007848	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	57	0.09	0.21	45	9.8
23170201009_	10007849	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	343	1.14	0.24	27	40.7
23170201009_	10007851	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	16	0.06	0.19	34	5.4
23170201009_	10007852	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	13	0.05	0.25	38	3.3
23170201009_	10007853	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	9	0.02	0.2	45	1.5
23170201009_	10007854	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	197	0.13	0.17	35	6.5
23170201009_	10007856	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	104	0.36	0.2	32	6
23170201009_	10007857	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	31	0.41	0.2	33	25.3
23170201009_	10007858	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	17	0.4	0.3	30	27
23170201009_	10007859	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	202	0.49	0.25	33	43.7
23170201009_	10007860	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	6	0.01	0.24	50	1.5
23170201009_	10007861	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	1390	1.14	0.19	37	40.3
23170201009_	10007862	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	62	0.14	0.27	40	53.7
23170201009_	10007863	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	29	0.11	0.18	38	15.8
23170201009_	10007864	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	19	0.12	0.23	44	8.9
23170201009_	10007865	O	11/03/06	509560	719611	926	chan	2	QtzSer	Mod	NR	1250	0.89	0.18	29	25.7
23170201009_	10007866	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	79	0.41	0.23	31	11.9
23170201009_	10007867	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	62	0.53	0.18	29	15.1
23170201009_	10007868	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	9	0.16	0.24	37	11.7
23170201009_	10007869	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	11	0.06	0.18	27	7.7
23170201009_	10007870	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	9	0.03	0.21	14	4.5
23170201009_	10007871	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	312	0.51	14.35	17	11.8
23170201009_	10007872	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	23	0.15	5.5	31	15.6
23170201009_	10007873	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	2050	0.36	0.35	16	11.6
23170201009_	10007874	O	11/03/06	509560	719611	926	chan	2	PotKF	Mod	NR	135	0.13	0.22	13	4.3
23170201009_	10007876	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	915	0.11	0.22	16	2.6
23170201009_	10007877	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	14	0.05	0.37	14	3.5
23170201009_	10007878	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	29	0.04	0.26	22	6.6
23170201009_	10007879	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	52	0.04	0.2	33	7.4
23170201009_	10007881	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	217	0.04	0.24	32	5.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201009_	10007882	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	138	0.2	0.26	50	7.6
23170201009_	10007883	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	68	0.07	0.18	34	11.2
23170201009_	10007884	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	256	0.24	0.29	32	18.3
23170201009_	10007885	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	227	0.33	0.23	26	10.7
23170201009_	10007886	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	31	0.07	0.22	40	15.2
23170201009_	10007887	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	5	0.03	0.18	45	2
23170201009_	10007888	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	10	0.08	0.24	41	8.8
23170201009_	10007889	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	40	0.04	0.2	46	3.9
23170201009_	10007890	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.02	0.22	52	2
23170201009_	10007891	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	6	0.02	0.19	46	2.5
23170201009_	10007892	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	2.5	0.03	0.19	43	4.1
23170201009_	10007893	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	9	0.03	0.15	46	2.9
23170201009_	10007894	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.02	0.2	48	2.1
23170201009_	10007895	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.02	0.16	44	3
23170201009_	10007896	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.18	0.16	50	3.5
23170201009_	10007897	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	5	0.04	0.13	47	4.7
23170201009_	10007898	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.03	0.16	48	2.6
23170201009_	10007899	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.01	0.15	54	4.4
23170201009_	10007901	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.01	0.11	50	3.8
23170201009_	10007902	O	11/03/06	509560	719611	926	chan	2	Ser	Wk	NR	6	0.02	0.2	49	3.7
23170201009_	10007903	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	6	0.02	0.12	53	3.9
23170201009_	10007904	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	12	0.06	0.2	39	7.1
23170201009_	10007906	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.005	0.09	50	1.3
23170201009_	10007907	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	56	0.09	0.15	41	6.1
23170201009_	10007908	O	11/03/06	509560	719611	926	chan	2	PotKF	Wk	NR	18	0.11	0.17	45	6.1
23170201009_	10007909	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	8	0.01	0.13	48	2.9
23170201009_	10007910	O	11/03/06	509560	719611	926	chan	2	Chl-Wk	Wk	NR	5	0.02	0.13	48	7.7
23170201009_	10007911	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	14	0.02	0.15	53	3.3
23170201009_	10007912	O	11/03/06	509560	719611	926	chan	2	QtzSer	Wk	NR	391	0.23	0.15	47	3
23170201009_	10007913	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.01	0.19	51	1.2
23170201009_	10007914	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.01	0.13	54	1.5
23170201009_	10007915	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	2.5	0.01	0.13	49	1
23170201009_	10007916	O	11/03/06	509560	719611	926	chan	2	NR	NR	NR	5	0.02	0.19	55	1.9
23170201010_	10008057	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Str	NR	555	0.35	0.63	57	62.6
23170201010_	10008058	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Str	NR	223	0.38	0.46	53	90.8
23170201010_	10008059	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Str	NR	40	0.32	0.44	47	109
23170201010_	10008060	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	14	0.28	0.19	46	15.5
23170201010_	10008061	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	625	0.74	1.31	36	35
23170201010_	10008062	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	22	0.19	0.4	49	29.7
23170201010_	10008063	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	23	0.23	0.39	56	23
23170201010_	10008064	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	40	0.18	0.28	38	23.9
23170201010_	10008065	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Wk	NR	32	0.07	0.21	41	13.6
23170201010_	10008066	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Wk	NR	53	0.17	0.18	47	15.9
23170201010_	10008067	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	45	0.44	0.32	58	81.5
23170201010_	10008068	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	637	1.36	0.36	42	76.7
23170201010_	10008069	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Mod	NR	895	0.65	0.31	49	90.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201010_	10008070	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Wk	NR	1120	2.55	0.24	46	258
23170201010_	10008071	O	11/06/07	509491	719384	936	chan	2	Arg Sup	Wk	NR	61	0.06	0.18	40	9.6
23170201010_	10008072	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	277	0.15	0.17	43	20
23170201010_	10008073	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	111	0.26	0.15	38	43.1
23170201010_	10008074	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2830	1.16	18.7	32	132.5
23170201010_	10008076	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	95	0.35	0.21	39	26.3
23170201010_	10008077	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	441	0.2	0.16	48	26
23170201010_	10008078	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	9	0.07	0.19	36	23.2
23170201010_	10008079	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	67	0.13	0.14	33	15.2
23170201010_	10008081	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	431	0.51	0.19	32	82
23170201010_	10008082	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	67	0.31	0.16	37	31.7
23170201010_	10008083	O	11/06/07	509491	719384	936	chan	2	Chl	Chl-Mod	NR	18	0.06	0.15	43	10.1
23170201010_	10008084	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	119	0.43	0.54	30	39.2
23170201010_	10008085	O	11/06/07	509491	719384	936	chan	2	Ser	Mod	NR	156	0.11	0.16	40	19.5
23170201010_	10008086	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	361	0.27	0.15	39	30.1
23170201010_	10008087	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	905	4.73	0.15	46	118.5
23170201010_	10008088	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	432	0.5	0.16	36	91.1
23170201010_	10008089	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	292	1.29	0.33	31	66.2
23170201010_	10008090	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	139	0.67	0.16	27	91.5
23170201010_	10008091	O	11/06/07	509491	719384	936	chan	2	Chl-Wk	Wk	NR	35	0.38	0.15	42	34.1
23170201010_	10008092	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	8	0.03	0.18	37	4.8
23170201010_	10008093	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	152	0.21	0.16	45	36.5
23170201010_	10008094	O	11/06/07	509491	719384	936	chan	2	Chl-Wk	Wk	NR	92	0.12	0.12	44	25.3
23170201010_	10008095	O	11/06/07	509491	719384	936	chan	2	Chl-Wk	Wk	NR	23	0.21	0.15	28	39
23170201010_	10008096	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	1095	1	0.45	37	143
23170201010_	10008097	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	541	0.58	0.14	34	128
23170201010_	10008098	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	527	0.4	0.24	38	78.6
23170201010_	10008099	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	219	0.24	0.16	43	49.1
23170201010_	10008101	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	394	0.56	0.17	40	76.3
23170201010_	10008102	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	917	0.79	0.15	34	118
23170201010_	10008103	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	265	0.12	0.17	40	12
23170201010_	10008104	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	206	0.14	0.19	41	10.1
23170201010_	10008106	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	685	0.55	0.29	37	125
23170201010_	10008107	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	528	0.24	0.27	34	48.7
23170201010_	10008108	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	67	0.08	0.23	39	16.7
23170201010_	10008109	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	1110	0.39	0.4	40	195
23170201010_	10008110	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	42	0.1	0.21	39	30.5
23170201010_	10008111	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	469	1.06	1.68	25	153
23170201010_	10008112	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	97	0.3	0.21	36	59.6
23170201010_	10008113	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	40	0.15	0.17	36	48.9
23170201010_	10008114	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	88	0.5	0.19	32	40.8
23170201010_	10008115	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	339	0.42	0.15	31	73.5
23170201010_	10008116	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	778	0.32	0.49	38	60.3
23170201010_	10008117	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	138	1.46	10.2	38	31.8
23170201010_	10008118	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	106	0.34	0.3	37	71.6
23170201010_	10008119	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	1640	1.59	0.18	31	209

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201010_	10008120	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	199	0.64	0.17	37	122.5
23170201010_	10008121	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	56	0.31	0.18	39	51.1
23170201010_	10008122	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	302	1.63	0.21	41	152
23170201010_	10008123	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	1145	12.8	3.19	60	121.5
23170201010_	10008124	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	2010	2.61	0.38	20	297
23170201010_	10008126	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	2840	4.73	3.4	22	308
23170201010_	10008127	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	723	3.42	136	30	189.5
23170201010_	10008128	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	150	0.24	2.05	37	23
23170201010_	10008129	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	351	1.62	0.59	28	123.5
23170201010_	10008131	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	890	3.08	2.06	18	292
23170201010_	10008132	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	226	1.4	0.23	20	241
23170201010_	10008133	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	382	2.98	0.44	16	164
23170201010_	10008134	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	1550	5.18	2.36	21	266
23170201010_	10008135	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	135	0.62	0.31	33	34.9
23170201010_	10008136	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.02	0.23	49	6.5
23170201010_	10008137	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.02	0.18	46	6.4
23170201010_	10008138	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	48	0.08	0.17	45	18.8
23170201010_	10008139	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	615	0.46	0.19	42	63.1
23170201010_	10008140	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.03	0.21	47	5
23170201010_	10008141	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	27	0.26	0.27	42	38.9
23170201010_	10008142	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	31	0.04	0.27	48	7.3
23170201010_	10008143	O	11/06/07	509491	719384	936	chan	2	Chl-Wk	Wk	NR	56	0.09	0.19	50	12.7
23170201010_	10008144	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	308	0.53	0.18	43	63.8
23170201010_	10008145	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	44	0.07	0.19	53	18.4
23170201010_	10008146	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	94	0.16	0.2	48	20.8
23170201010_	10008147	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	320	0.13	0.17	44	30.2
23170201010_	10008148	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	140	0.1	0.18	49	15.8
23170201010_	10008149	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	10	0.07	0.17	52	18.8
23170201010_	10008151	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	189	0.53	0.22	36	114.5
23170201010_	10008152	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	70	0.4	0.25	49	26.5
23170201010_	10008153	O	11/06/07	509491	719384	936	chan	2	Ser	Mod	NR	183	0.19	0.27	44	47.8
23170201010_	10008154	O	11/06/07	509491	719384	936	chan	2	Ser	Mod	NR	996	1.49	0.48	26	118
23170201010_	10008156	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	102	0.52	0.19	41	40
23170201010_	10008157	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	211	0.13	0.23	48	22.6
23170201010_	10008158	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	13	0.23	0.17	52	59.9
23170201010_	10008159	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.19	62	8
23170201010_	10008160	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	506	1.36	0.18	40	35.1
23170201010_	10008161	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	6240	4.75	0.21	36	328
23170201010_	10008162	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	75	0.12	0.22	53	17.4
23170201010_	10008163	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.03	0.18	58	6.7
23170201010_	10008164	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	426	0.54	0.17	36	91.1
23170201010_	10008165	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	750	0.38	0.46	47	47.5
23170201010_	10008166	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	14	0.32	0.43	43	34.8
23170201010_	10008167	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	6	0.04	0.18	51	9.7
23170201010_	10008168	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.24	60	7.3
23170201010_	10008169	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	20	0.04	0.23	52	9.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201010_	10008170	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	53	0.14	0.41	50	15.8
23170201010_	10008171	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.18	55	16.7
23170201010_	10008172	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	9	0.03	0.21	56	4.1
23170201010_	10008173	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.02	0.18	53	3.4
23170201010_	10008174	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	190	0.23	0.2	55	27.5
23170201010_	10008176	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	1040	0.88	0.2	45	104
23170201010_	10008177	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	208	0.22	0.27	47	52.2
23170201010_	10008178	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	583	0.33	0.19	55	41.3
23170201010_	10008179	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	5	0.03	0.21	48	1.7
23170201010_	10008181	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	71	0.11	0.17	48	19.9
23170201010_	10008182	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	46	0.09	0.16	49	33.6
23170201010_	10008183	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	2.5	0.02	0.19	57	4
23170201010_	10008184	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	22	0.13	0.18	48	35.3
23170201010_	10008185	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	22	0.31	4.63	44	9.3
23170201010_	10008186	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	2.5	0.02	0.21	50	2.5
23170201010_	10008187	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	13	0.05	0.17	50	12.1
23170201010_	10008188	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	11	0.1	0.22	43	17.3
23170201010_	10008189	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	94	0.45	0.24	37	118.5
23170201010_	10008190	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	7	0.12	0.21	42	37.1
23170201010_	10008191	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	282	1.11	0.21	31	324
23170201010_	10008192	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	3280	6.32	0.18	22	580
23170201010_	10008193	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	896	1.36	0.21	18	280
23170201010_	10008194	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	390	0.93	0.24	24	151
23170201010_	10008195	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	329	1.54	0.11	20	279
23170201010_	10011527	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	189	0.21	0.15	38	48.9
23170201010_	10011528	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	300	0.94	0.11	29	180.5
23170201010_	10011529	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	833	0.23	0.11	37	36.1
23170201010_	10011531	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	620	0.35	0.11	33	43.3
23170201010_	10011532	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	182	0.26	0.11	36	53.7
23170201010_	10011533	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	207	0.53	0.1	37	34.7
23170201010_	10011534	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	6	0.03	0.11	40	4.8
23170201010_	10011535	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2.5	0.03	0.12	40	6.9
23170201010_	10011536	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	9	0.07	0.1	37	33.5
23170201010_	10011537	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	6170	6.52	0.13	36	565
23170201010_	10011538	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	273	0.12	0.16	37	41.2
23170201010_	10011539	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	100	1.04	0.5	17	30.6
23170201010_	10011540	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	5910	3.12	0.95	12	690
23170201010_	10011541	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	183	0.47	0.16	28	61.8
23170201010_	10011542	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	63	0.12	0.13	37	43.5
23170201010_	10011543	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	49	0.06	0.13	41	8.9
23170201010_	10011544	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	68	0.07	0.11	40	6.1
23170201010_	10011545	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	17	0.07	0.12	38	14.2
23170201010_	10011546	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	415	1.04	12.2	14	121.5
23170201010_	10011547	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	425	0.94	0.58	22	116.5
23170201010_	10011548	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	2390	2.15	8.26	16	318
23170201010_	10011549	O	11/06/07	509491	719384	936	chan	2	Ser-Str	Str	NR	615	0.8	0.15	29	145

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201010_	10011551	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	90	0.24	0.15	37	13.9
23170201010_	10011552	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	7	0.04	0.15	38	7.7
23170201010_	10011553	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	8	0.18	0.76	35	23.3
23170201010_	10011554	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	6	0.07	0.13	40	27
23170201010_	10011556	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	8	0.04	0.12	39	9.3
23170201010_	10011557	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	9	0.04	0.12	41	9.3
23170201010_	10011558	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	5	0.04	0.12	41	9.2
23170201010_	10011559	O	11/06/07	509491	719384	936	chan	2	Ser	Mod	NR	945	0.48	0.1	87	166.5
23170201010_	10011560	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	1465	1	0.11	46	144.5
23170201010_	10011561	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	744	0.46	0.1	39	82.9
23170201010_	10011562	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	27	0.09	0.1	37	31.9
23170201010_	10011563	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	296	0.51	0.12	30	122.5
23170201010_	10011564	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	92	0.88	3.95	22	120.5
23170201010_	10011565	O	11/06/07	509491	719384	936	chan	2	Ser	Wk	NR	348	0.65	0.13	37	161
23170201010_	10011566	O	11/06/07	509491	719384	936	chan	2	PotKF	Str	NR	1300	2.52	0.31	32	254
23170201010_	10011567	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	73	0.15	0.11	40	45.2
23170201010_	10011568	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	34	0.32	0.11	39	56.2
23170201010_	10011569	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	7	0.05	0.1	42	18.3
23170201010_	10011570	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	70	0.1	0.11	40	25.7
23170201010_	10011571	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	199	0.74	0.58	22	136.5
23170201010_	10011572	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	311	0.57	0.8	53	54
23170201010_	10011573	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	74	0.15	0.12	79	30.1
23170201010_	10011574	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	2.5	0.07	0.1	92	19.9
23170201010_	10011576	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2.5	0.08	0.15	51	20
23170201010_	10011577	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2.5	0.05	0.19	45	7.1
23170201010_	10011578	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	225	0.41	0.12	44	19.3
23170201010_	10011579	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2.5	0.03	0.11	49	8.5
23170201010_	10011581	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2.5	0.05	0.09	49	19.2
23170201010_	10011582	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	5	0.05	0.12	47	14.3
23170201010_	10011583	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	213	0.4	6.06	44	68.4
23170201010_	10011584	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	188	3.64	57.2	24	71.5
23170201010_	10011585	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	188	1.65	15.65	28	76.7
23170201010_	10011586	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	197	0.41	0.6	31	86.4
23170201010_	10011587	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	173	2.35	14.15	28	71.8
23170201010_	10011588	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	32	1.76	15.55	26	47.1
23170201010_	10011589	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	6	0.06	0.2	46	18.8
23170201010_	10011590	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	12	0.06	0.14	49	21.1
23170201010_	10011591	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.07	0.15	64	26.1
23170201010_	10011592	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.11	61	11.6
23170201010_	10011593	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.14	50	11.6
23170201010_	10011594	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.11	44	4.5
23170201010_	10011595	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.12	48	7
23170201010_	10011596	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.06	0.13	48	25.4
23170201010_	10011597	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.15	43	8.9
23170201010_	10011598	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.03	0.11	51	3.9
23170201010_	10011599	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.13	52	5.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201010_	10011601	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	35	0.06	0.09	51	8.5
23170201010_	10011602	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.1	52	2.7
23170201010_	10011603	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	213	0.07	0.11	47	7.6
23170201010_	10011604	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.02	0.12	50	2.6
23170201010_	10011606	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	2.5	0.03	0.1	48	2.4
23170201010_	10011607	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.03	0.11	47	3
23170201010_	10011608	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	71	0.04	0.1	48	5.8
23170201010_	10011609	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.03	0.1	50	6.3
23170201010_	10011610	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.02	0.11	51	7.1
23170201010_	10011611	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	18	0.07	0.11	46	16.9
23170201010_	10011612	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	6	0.02	0.11	51	3.9
23170201010_	10011613	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	2.5	0.04	0.11	46	4.6
23170201010_	10011614	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	20	0.18	0.27	47	18.1
23170201010_	10011615	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	68	0.08	0.12	53	21.6
23170201010_	10011616	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	156	0.18	0.12	96	33.3
23170201010_	10011617	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	3320	1.26	0.09	82	124.5
23170201010_	10011618	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	7	0.05	0.14	100	9.7
23170201010_	10011619	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	7	0.16	0.11	92	69.5
23170201010_	10011620	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	61	0.44	0.39	96	103
23170201010_	10011621	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	7	0.1	0.11	68	68.4
23170201010_	10011622	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	5	0.11	0.12	81	95
23170201010_	10011623	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.03	0.1	56	3.1
23170201010_	10011624	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	131	0.25	0.13	35	79.8
23170201010_	10011626	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	123	0.11	0.13	39	8.6
23170201010_	10011627	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	14	0.08	0.1	45	23.6
23170201010_	10011628	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	13	0.04	0.11	47	6.1
23170201010_	10011629	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.12	50	3
23170201010_	10011631	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	128	0.05	0.1	46	14.4
23170201010_	10011632	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	508	0.18	0.11	36	91.9
23170201010_	10011633	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	611	0.75	0.14	46	61.7
23170201010_	10011634	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	448	0.62	0.13	66	25
23170201010_	10011635	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	792	1.34	0.11	83	47.6
23170201010_	10011636	O	11/06/07	509491	719384	936	chan	2	QtzSer	Mod	NR	505	0.31	0.1	90	55.8
23170201010_	10011637	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	171	0.31	0.11	85	49.7
23170201010_	10011638	O	11/06/07	509491	719384	936	chan	2	QtzSer	Str	NR	588	1.48	0.23	79	196.5
23170201010_	10011639	O	11/06/07	509491	719384	936	chan	2	QtzSer	Str	NR	1795	13.3	0.08	34	265
23170201010_	10011640	O	11/06/07	509491	719384	936	chan	2	QtzSer	Str	NR	2000	5.59	0.08	40	305
23170201010_	10011641	O	11/06/07	509491	719384	936	chan	2	QtzSer	Str	NR	668	1.47	0.08	52	109
23170201010_	10011642	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	1140	0.94	0.11	82	137
23170201010_	10011643	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	47	0.08	0.13	99	25.4
23170201010_	10011644	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	7	0.05	0.13	107	13.8
23170201010_	10011645	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	1230	1.94	5.48	87	103
23170201010_	10011646	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	309	0.1	0.19	83	38
23170201010_	10011647	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	101	0.17	0.92	94	27.2
23170201010_	10011648	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	8	0.06	0.15	81	13.2
23170201010_	10011649	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	16	0.02	0.12	46	7.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201010_	10011651	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	38	0.07	0.11	49	20.1
23170201010_	10011652	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	17	0.36	3.04	78	65.4
23170201010_	10011653	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	44	0.11	1.31	55	21.2
23170201010_	10011654	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	200	0.78	9.68	42	145.5
23170201010_	10011656	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	90	0.07	0.12	49	12.2
23170201010_	10011657	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	233	0.06	0.12	47	22.5
23170201010_	10011658	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	126	0.1	0.11	49	60.7
23170201010_	10011659	O	11/06/07	509491	719384	936	chan	2	QtzSer	Wk	NR	1500	2.65	0.11	50	82.8
23170201010_	10011660	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	19	0.05	0.1	51	6.6
23170201010_	10011661	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	16	0.13	0.13	46	12.1
23170201010_	10011662	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.12	51	8
23170201010_	10011663	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	33	0.12	0.12	44	23.1
23170201010_	10011664	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	274	0.26	0.2	49	11.5
23170201010_	10011665	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	116	0.06	0.1	51	16.3
23170201010_	10011666	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	88	4.77	0.32	33	21
23170201010_	10011667	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	1010	5.54	0.13	29	205
23170201010_	10011668	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	2480	3.44	0.25	91	673
23170201010_	10011669	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	705	6.11	0.82	29	372
23170201010_	10011670	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	459	2.41	0.5	60	84.2
23170201010_	10011671	O	11/06/07	509491	719384	936	chan	2	PotKF	Mod	NR	1140	2.13	0.79	34	76.9
23170201010_	10011672	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	67	0.1	0.14	32	12.2
23170201010_	10011673	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	79	0.47	0.17	28	15.3
23170201010_	10011674	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	66	0.14	0.13	41	42
23170201010_	10011676	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	744	0.39	0.19	32	44.3
23170201010_	10011677	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	9	0.14	0.12	43	6.7
23170201010_	10011678	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	21	0.04	0.1	46	2.4
23170201010_	10011679	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.11	46	2
23170201010_	10011681	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.1	0.15	49	8.6
23170201010_	10011682	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	7	0.06	0.14	57	24.9
23170201010_	10011683	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	26	0.09	0.11	43	16.8
23170201010_	10011684	O	11/06/07	509491	719384	936	chan	2	PotKF	Wk	NR	16	0.13	0.14	85	18.6
23170201010_	10011685	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	5	0.05	0.11	46	2
23170201010_	10011686	O	11/06/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.13	47	2.9
23170201011_	10008199	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	613	0.25	0.77	61	74.4
23170201011_	10008201	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	2660	1.31	2.98	36	109
23170201011_	10008202	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	2310	1.49	0.75	24	47.9
23170201011_	10008203	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	762	1.08	0.49	30	35.5
23170201011_	10008204	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	289	0.48	1.02	48	36.5
23170201011_	10008206	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	103	0.13	0.37	53	39.2
23170201011_	10008207	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	257	0.13	0.46	55	37.1
23170201011_	10008208	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Str	NR	152	0.28	1.88	55	41.4
23170201011_	10008209	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Wk	NR	23	0.09	0.36	54	7.2
23170201011_	10008210	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Wk	NR	5	0.06	0.19	62	5.5
23170201011_	10008211	O	11/09/06	509440	719322	930	chan	2	Arg Sup	Wk	NR	2.5	0.05	0.22	54	3.9
23170201011_	10008212	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	85	0.17	0.29	53	31.5
23170201011_	10008213	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	87	0.19	0.76	46	64.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201011_	10008214	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	56	0.1	0.23	52	25.1
23170201011_	10008215	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.06	0.3	52	4.4
23170201011_	10008216	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	45	0.2	0.2	47	24.5
23170201011_	10008217	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	18	0.06	2.54	45	6.1
23170201011_	10008218	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	94	0.06	0.27	46	10.1
23170201011_	10008219	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.07	0.32	50	10.9
23170201011_	10008220	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	35	0.13	0.91	26	13
23170201011_	10008221	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	214	0.37	0.51	37	60.2
23170201011_	10008222	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.05	0.29	53	3.7
23170201011_	10008223	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	53	0.16	0.34	49	9.2
23170201011_	10008224	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	26	0.06	0.27	51	5.1
23170201011_	10008226	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.05	0.36	50	3
23170201011_	10008227	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	8	0.05	0.2	51	6.2
23170201011_	10008228	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.05	0.26	55	9.1
23170201011_	10008229	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.05	0.21	50	4.9
23170201011_	10008231	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.2	0.28	55	14.6
23170201011_	10008232	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	36	0.07	0.19	57	14.1
23170201011_	10008233	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	57	0.13	0.3	53	15.3
23170201011_	10008234	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.12	0.17	55	12.1
23170201011_	10008235	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	49	0.17	0.32	54	21.3
23170201011_	10008236	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	23	0.18	0.2	52	10.4
23170201011_	10008237	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.06	0.3	58	9.6
23170201011_	10008238	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.07	0.2	53	10.2
23170201011_	10008239	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	114	0.08	0.29	53	11.1
23170201011_	10008240	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	54	0.12	0.18	53	26.4
23170201011_	10008241	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	11	0.11	0.35	58	9.6
23170201011_	10008242	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	55	0.1	0.24	53	14.7
23170201011_	10008243	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	2.5	0.07	0.27	54	8.3
23170201011_	10008244	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	4880	1.53	0.29	50	97.4
23170201011_	10008245	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	9	0.14	0.19	49	26.8
23170201011_	10008246	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	59	0.13	0.39	47	48.1
23170201011_	10008247	O	11/09/06	509440	719322	930	chan	2	QtzSer	Wk	NR	778	0.72	0.24	46	65.3
23170201011_	10008248	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.07	0.24	51	8.6
23170201011_	10008249	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.08	0.17	54	13.5
23170201011_	10008251	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.06	0.28	52	4.1
23170201011_	10008252	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.06	0.19	53	7.1
23170201011_	10008253	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.06	0.2	52	4.2
23170201011_	10008254	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.07	0.15	43	5.2
23170201011_	10008256	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.07	0.21	59	4.1
23170201011_	10008257	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.07	0.16	55	5.9
23170201011_	10008258	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.05	0.2	51	3.1
23170201011_	10008259	O	11/09/06	509440	719322	930	chan	2	Chl-Wk	Wk	NR	2.5	0.06	0.14	56	4.2
23170201011_	10008260	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.09	0.2	87	16
23170201011_	10008261	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	2.5	0.11	0.13	82	34.8
23170201011_	10008262	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	12	0.05	0.3	48	4.6
23170201011_	10008263	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.07	0.18	52	14.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201011_	10008264	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.07	0.3	50	10.8
23170201011_	10008265	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	5	0.06	0.2	46	9.3
23170201011_	10008266	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.09	0.41	59	6.1
23170201011_	10008267	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.06	0.19	49	5
23170201011_	10008268	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.07	0.32	49	5.7
23170201011_	10008269	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.06	0.22	49	6.2
23170201011_	10008270	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.05	0.26	49	5.8
23170201011_	10008271	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.12	0.23	42	28.2
23170201011_	10008272	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.07	0.41	48	5.3
23170201011_	10008273	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.07	0.2	50	12
23170201011_	10008274	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.06	0.27	52	3.9
23170201011_	10008276	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.06	0.25	49	5.8
23170201011_	10008277	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.08	0.29	50	4.6
23170201011_	10008278	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.08	0.26	54	8.4
23170201011_	10008279	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	18	0.1	0.32	53	12.5
23170201011_	10008281	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.11	0.38	46	8.8
23170201011_	10008282	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	901	0.11	0.21	50	16.1
23170201011_	10008283	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.06	0.25	51	5.1
23170201011_	10008284	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.08	0.18	46	8.6
23170201011_	10008285	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	17	0.07	0.23	52	7.1
23170201011_	10008286	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.05	0.16	54	5.7
23170201011_	10008287	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	2.5	0.04	0.12	55	4.8
23170201011_	10008288	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	54	0.38	0.19	44	84.2
23170201011_	10008289	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	72	0.57	0.28	30	158
23170201011_	10008290	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	65	1	0.26	27	276
23170201011_	10008291	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	153	0.25	0.36	45	74.5
23170201011_	10008292	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	65	0.74	0.22	38	198
23170201011_	10008293	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	870	2.49	0.29	34	321
23170201011_	10008294	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	330	1.94	0.28	31	557
23170201011_	10008295	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	243	0.92	0.33	36	178.5
23170201011_	10008296	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	82	0.23	0.3	43	54.6
23170201011_	10008297	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	999	1	0.46	43	193
23170201011_	10008298	O	11/09/06	509440	719322	930	chan	2	NR	NR	NR	1760	2.59	1.04	34	681
23170201011_	10008299	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	1225	1.33	0.47	17	351
23170201011_	10008301	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	683	1.48	0.36	20	175
23170201011_	10008302	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	1005	0.54	0.46	31	98.9
23170201011_	10008303	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	8	0.11	0.38	35	18.3
23170201011_	10008304	O	11/09/06	509440	719322	930	chan	2	PotKF	Mod	NR	406	1.72	0.46	30	135
23170201011_	10008306	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	1765	12.55	1.47	16	839
23170201011_	10008307	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	1195	2.06	0.44	20	288
23170201011_	10008308	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	3540	4.47	0.73	23	627
23170201011_	10008309	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	6580	6.27	3.01	18	502
23170201011_	10008310	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	4280	16.9	1.07	42	1470
23170201011_	10008311	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	200	0.9	0.66	34	282
23170201011_	10008312	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	7580	12.05	46.8	16	1220
23170201011_	10008313	O	11/09/06	509440	719322	930	chan	2	PotKF	Str	NR	4100	8.17	16.6	15	603

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201011_	10008314	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	1415	4.41	8.19	31	397
23170201011_	10008315	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	364	0.53	0.5	52	62.6
23170201011_	10008316	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	425	1.03	0.28	42	150
23170201011_	10008317	O	11/09/06	509440	719322	930	chan	2	Ser	Mod	NR	4650	2.89	0.5	30	589
23170201011_	10008318	O	11/09/06	509440	719322	930	chan	2	Ser-Str	Str	NR	3670	4.65	0.29	46	1495
23170201011_	10008319	O	11/09/06	509440	719322	930	chan	2	Ser-Str	Str	NR	1970	5 21	0.38	41	600
23170201011_	10008320	O	11/09/06	509440	719322	930	chan	2	Ser-Str	Str	NR	10100	10 2	0.29	40	2200
23170201011_	10008321	O	11/09/06	509440	719322	930	chan	2	Ser-Str	Str	NR	506	1.55	0.3	50	159.5
23170201011_	10008322	O	11/09/06	509440	719322	930	chan	2	Ser-Str	Str	NR	570	1.22	0.33	58	240
23170201011_	10008323	O	11/09/06	509440	719322	930	chan	2	PotKF	Wk	NR	49	0.17	0.71	44	31.9
23170201011_	10008324	O	11/09/06	509440	719322	930	chan	2	PotKF	Wk	NR	10	0.1	0.25	67	20.5
23170201011_	10008326	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	46	0.36	0.5	48	27.2
23170201011_	10008327	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	300	0.34	0.24	39	66.9
23170201011_	10008328	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	96	0.19	0.33	47	42.3
23170201011_	10008329	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	20	0.09	0.25	49	18.6
23170201011_	10008331	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	56	0.09	0.2	57	14.7
23170201011_	10008332	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	514	0.27	0.37	50	64.6
23170201011_	10008333	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	156	0.11	0.24	51	23.5
23170201011_	10008334	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	76	0.29	0.35	42	96 5
23170201011_	10008335	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	55	0.14	0.26	48	42.3
23170201011_	10008336	O	11/09/06	509440	719322	930	chan	2	Ser	Wk	NR	164	0.19	0.44	50	29.3
23170201012_	10008478	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Str	NR	761	0.61	1.09	49	54.4
23170201012_	10008479	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Str	NR	14	0.23	0.39	56	39 8
23170201012_	10008481	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Str	NR	5	0.26	0.34	54	27.4
23170201012_	10008482	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Str	NR	111	0.36	0.33	54	33.9
23170201012_	10008483	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Str	NR	2.5	0.17	0.24	47	19.3
23170201012_	10008484	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Mod	NR	2.5	0.16	0.18	47	7.8
23170201012_	10008485	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Mod	NR	2.5	0.1	0.19	44	8.2
23170201012_	10008486	O	11/18/06	509567	719318	906	chan	2	Arg Sup	Wk	NR	2.5	0.05	0.17	46	4.4
23170201012_	10008487	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.2	0.18	49	73.7
23170201012_	10008488	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	59	0.11	0.17	39	14.9
23170201012_	10008489	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	9	0.07	0.2	40	7.3
23170201012_	10008490	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.06	0.19	42	8.4
23170201012_	10008491	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	5	0.06	0.18	39	4.5
23170201012_	10008492	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	453	1.54	0.21	38	52.9
23170201012_	10008493	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	534	0.49	0.2	40	77.8
23170201012_	10008494	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	5190	5.4	0.21	29	647
23170201012_	10008495	O	11/18/06	509567	719318	906	chan	2	QtzSer	Str	NR	3540	5.43	1.41	18	726
23170201012_	10008496	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	2780	2.16	0.63	42	223
23170201012_	10008497	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	12	0.1	0.2	51	9 5
23170201012_	10008498	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	120	0.14	0.18	49	6.5
23170201012_	10008499	O	11/18/06	509567	719318	906	chan	2	Chl-Wk	Wk	NR	2.5	0.07	0.21	53	3
23170201012_	10009001	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	28	0.11	0.19	49	51.5
23170201012_	10009002	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	66	0.25	0.18	47	55
23170201012_	10009003	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	73	0 29	0.17	49	26 2
23170201012_	10009004	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	20	0.12	0.18	47	29 2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201012_	10009006	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	54	0.35	0.19	50	108
23170201012_	10009007	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	245	0.15	0.19	56	23.3
23170201012_	10009008	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	9	0.06	0.21	52	12.3
23170201012_	10009009	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	2.5	0.05	0.19	53	5.9
23170201012_	10009010	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	5240	3.87	0.19	47	316
23170201012_	10009011	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	1155	1.49	0.18	44	103.5
23170201012_	10009012	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	809	0.71	0.19	44	270
23170201012_	10009013	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	6	0.06	0.2	52	7.8
23170201012_	10009014	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	7	0.09	0.29	49	31.1
23170201012_	10009015	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	5	0.07	0.2	52	18.1
23170201012_	10009016	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	5440	3.51	0.13	46	290
23170201012_	10009017	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	442	0.57	0.17	39	245
23170201012_	10009018	O	11/18/06	509567	719318	906	chan	2	QtzSer	Str	NR	3590	2.7	0.28	19	568
23170201012_	10009019	O	11/18/06	509567	719318	906	chan	2	QtzSer	Str	NR	558	0.93	0.76	18	305
23170201012_	10009020	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	10100	6.58	1.3	26	831
23170201012_	10009021	O	11/18/06	509567	719318	906	chan	2	Ser	Mod	NR	379	0.86	2.7	41	159
23170201012_	10009022	O	11/18/06	509567	719318	906	chan	2	QtzSer	Str	NR	10100	7.15	12.95	15	1145
23170201012_	10009023	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	8810	2.72	1.66	22	325
23170201012_	10009024	O	11/18/06	509567	719318	906	chan	2	QtzSer	Str	NR	2610	4.77	12.1	15	368
23170201012_	10009026	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	1070	0.52	0.33	37	257
23170201012_	10009027	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	9	0.09	0.2	55	11.8
23170201012_	10009028	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	7	0.06	0.17	50	5.4
23170201012_	10009029	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.06	0.22	55	7
23170201012_	10009031	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	5	0.25	0.17	46	29.4
23170201012_	10009032	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	231	0.2	0.16	50	50.2
23170201012_	10009033	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	88	0.19	0.16	46	56.1
23170201012_	10009034	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	57	0.22	0.22	48	60.7
23170201012_	10009035	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	311	0.16	0.15	44	64
23170201012_	10009036	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	1555	3.11	5	39	202
23170201012_	10009037	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	227	0.49	1.13	44	86
23170201012_	10009038	O	11/18/06	509567	719318	906	chan	2	PotKF	Mod	NR	3710	3.15	5.72	23	402
23170201012_	10009039	O	11/18/06	509567	719318	906	chan	2	PotKF	Wk	NR	390	2.5	0.3	30	429
23170201012_	10009040	O	11/18/06	509567	719318	906	chan	2	PotKF	Mod	NR	2080	4.43	1.52	25	362
23170201012_	10009041	O	11/18/06	509567	719318	906	chan	2	PotKF	Wk	NR	128	1.52	1.41	42	68.4
23170201012_	10009042	O	11/18/06	509567	719318	906	chan	2	PotKF	Wk	NR	311	0.45	0.72	41	37.4
23170201012_	10009043	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	199	0.34	0.23	52	25.8
23170201012_	10009044	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	9	0.09	0.15	49	27
23170201012_	10009045	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.19	51	3.6
23170201012_	10009046	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.07	0.12	50	13.7
23170201012_	10009047	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.14	50	7.9
23170201012_	10009048	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.14	52	8.4
23170201012_	10009049	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	39	0.07	0.16	52	12.1
23170201012_	10009051	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	6	0.05	0.29	56	5.7
23170201012_	10009052	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.04	0.15	54	6.7
23170201012_	10009053	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	6	0.05	0.19	55	4
23170201012_	10009054	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.12	51	4.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201012_	10009056	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	14	1.12	0.13	49	3.4
23170201012_	10009057	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	7	0.06	0.14	46	9.4
23170201012_	10009058	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.04	0.15	51	3.9
23170201012_	10009059	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.13	51	4.4
23170201012_	10009060	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	14	0.08	0.16	48	14.7
23170201012_	10009061	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	2.5	0.06	0.13	49	5.8
23170201012_	10009062	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	397	0.28	0.16	46	80.1
23170201012_	10009063	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	5720	2.81	0.16	34	774
23170201012_	10009064	O	11/18/06	509567	719318	906	chan	2	QtzSer	Mod	NR	1665	1.77	0.19	147	526
23170201012_	10009065	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	10	0.11	0.19	54	4.9
23170201012_	10009066	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	6	0.14	0.17	49	13.2
23170201012_	10009067	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	87	0.25	0.15	47	70.1
23170201012_	10009068	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	148	0.38	0.18	45	61.9
23170201012_	10009069	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	27	0.06	0.15	54	9.7
23170201012_	10009070	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	78	0.16	0.19	41	33.4
23170201012_	10009071	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	17	0.39	0.17	40	174
23170201012_	10009072	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	5	0.06	0.21	48	12.9
23170201012_	10009073	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	499	0.43	0.16	45	38.4
23170201012_	10009074	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	46	0.67	0.21	45	33.6
23170201012_	10009076	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	368	0.27	0.25	41	61.2
23170201012_	10009077	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	1735	1.27	0.29	47	115.5
23170201012_	10009078	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	82	0.16	0.17	43	53.4
23170201012_	10009079	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	87	0.12	0.2	45	27.8
23170201012_	10009081	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	667	0.74	0.17	51	51.6
23170201012_	10009082	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	10	0.05	0.15	45	2.9
23170201012_	10009083	O	11/18/06	509567	719318	906	chan	2	PotKF	Wk	NR	402	0.38	0.18	47	54.1
23170201012_	10009084	O	11/18/06	509567	719318	906	chan	2	Chl-Wk	Wk	NR	7	0.07	0.15	46	36.3
23170201012_	10009085	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	1110	0.51	0.19	39	181
23170201012_	10009086	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	1275	0.8	0.18	34	151
23170201012_	10009087	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	713	0.4	0.15	40	60.4
23170201012_	10009088	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	19	0.06	0.18	44	14.1
23170201012_	10009089	O	11/18/06	509567	719318	906	chan	2	PotKF	Wk	NR	45	0.32	0.3	37	60.5
23170201012_	10009090	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	239	0.25	0.22	46	181
23170201012_	10009091	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	21	0.1	0.19	47	39.8
23170201012_	10009092	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	168	0.25	0.36	44	133
23170201012_	10009093	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	14	0.05	0.18	35	8.2
23170201012_	10009094	O	11/18/06	509567	719318	906	chan	2	QtzSer	Wk	NR	24	0.06	0.17	50	20.2
23170201012_	10009095	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.04	0.23	50	5.9
23170201012_	10009096	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.04	0.26	50	11.2
23170201012_	10009097	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.17	51	12.6
23170201012_	10009098	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.03	0.24	47	4.9
23170201012_	10009099	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.06	0.18	46	22
23170201012_	10009101	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	88	1.28	0.3	51	81.3
23170201012_	10009102	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	47	0.07	0.17	53	25.1
23170201012_	10009103	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.1	0.31	54	3
23170201012_	10009104	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	6	0.04	0.18	52	2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201012_	10009106	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	6	0.04	0.18	52	2.6
23170201012_	10009107	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	2.5	0.04	0.28	55	2.8
23170201012_	10009108	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.06	0.18	57	2.3
23170201012_	10009109	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.21	54	2
23170201012_	10009110	O	11/18/06	509567	719318	906	chan	2	NR	NR	NR	2.5	0.05	0.24	52	4.1
23170201012_	10009111	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	8	0.05	0.3	59	3.8
23170201012_	10009112	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	7	0.05	0.19	52	3
23170201012_	10009113	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	899	1.37	0.28	57	62.3
23170201012_	10009114	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	134	0.16	0.19	52	29.9
23170201012_	10009115	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	27	0.05	0.27	51	4.2
23170201012_	10009116	O	11/18/06	509567	719318	906	chan	2	Ser	Wk	NR	67	0.12	0.21	49	36.2
23170201013_	10009119	O	11/28/06	509320	719609	864	chan	2	Arg Sup	Str	NR	435	0.17	1.3	117	151.5
23170201013_	10009120	O	11/28/06	509320	719609	864	chan	2	Arg Sup	Str	NR	427	0.89	1.14	55	63.7
23170201013_	10009121	O	11/28/06	509320	719609	864	chan	2	Arg Sup	Str	NR	3880	1.26	0.5	54	57.3
23170201013_	10009122	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	27	0.61	0.44	55	23.7
23170201013_	10009123	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	2850	2.75	1.24	43	40.3
23170201013_	10009124	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	46	0.11	0.2	44	15.9
23170201013_	10009126	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	75	0.18	0.25	40	36.8
23170201013_	10009127	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	348	0.36	0.26	39	155
23170201013_	10009128	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	97	0.12	0.18	39	20.8
23170201013_	10009129	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	2380	2.69	2.98	36	100.5
23170201013_	10009131	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	255	0.18	0.31	46	40.6
23170201013_	10009132	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	430	0.33	0.17	45	46
23170201013_	10009133	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	208	0.14	0.22	100	45.5
23170201013_	10009134	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	106	0.3	0.21	40	38.1
23170201013_	10009135	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	322	0.53	0.34	36	70.5
23170201013_	10009136	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	179	0.31	0.15	36	32.3
23170201013_	10009137	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	21	0.21	0.26	41	20.8
23170201013_	10009138	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	376	0.38	1.16	40	47.5
23170201013_	10009139	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	214	0.29	0.26	38	35.9
23170201013_	10009140	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	524	0.28	0.13	41	38.8
23170201013_	10009141	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	360	0.34	0.51	39	38.4
23170201013_	10009142	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	105	0.08	0.18	52	25.8
23170201013_	10009143	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	416	0.22	0.22	42	20.6
23170201013_	10009144	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	1730	1.1	1.95	32	74.1
23170201013_	10009145	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	1785	1.74	1.11	42	98.3
23170201013_	10009146	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	1930	0.9	0.45	123	241
23170201013_	10009147	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	4110	3.87	0.63	60	301
23170201013_	10009148	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	1020	1.05	2.31	39	64
23170201013_	10009149	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	692	0.5	0.25	41	70.6
23170201013_	10009151	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	1640	1.77	0.32	32	87.6
23170201013_	10009152	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	3140	3.71	2.37	56	122
23170201013_	10009153	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	2160	1.88	2.21	41	46.5
23170201013_	10009154	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	1485	1.05	0.27	37	65.6
23170201013_	10009156	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	909	1.56	1.16	31	62
23170201013_	10009157	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	3430	5.5	2.81	196	148.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201013_	10009158	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	2590	1.45	0.8	36	253
23170201013_	10009159	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	1035	1.42	0.29	28	115.5
23170201013_	10009160	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	2450	1.16	0.16	25	183.5
23170201013_	10009161	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	795	0.59	0.23	36	92.3
23170201013_	10009162	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	579	0.56	0.15	20	85.1
23170201013_	10009163	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	966	1.17	0.4	23	129.5
23170201013_	10009164	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	200	0.22	0.2	37	43.7
23170201013_	10009165	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	9160	3.56	0.2	35	43.7
23170201013_	10009166	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	198	0.12	0.18	46	12.8
23170201013_	10009167	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	313	0.4	0.31	36	40.3
23170201013_	10009168	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	508	0.37	0.25	28	54.5
23170201013_	10009169	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	1005	1.33	0.18	32	53.9
23170201013_	10009170	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	259	0.23	0.36	28	42.9
23170201013_	10009171	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	214	0.26	0.49	24	43.9
23170201013_	10009172	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	60	0.18	0.27	32	32
23170201013_	10009173	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	8	0.1	0.22	15	8.7
23170201013_	10009174	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	45	0.07	0.29	54	14.3
23170201013_	10009176	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	60	0.22	0.29	47	29.9
23170201013_	10009177	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	26	0.15	0.42	41	22.6
23170201013_	10009178	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	191	0.18	0.2	48	21.2
23170201013_	10009179	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	264	0.21	0.14	46	24.4
23170201013_	10009181	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	202	0.4	0.36	34	35.9
23170201013_	10009182	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	189	0.15	0.2	51	33
23170201013_	10009183	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	238	0.38	0.25	37	48.2
23170201013_	10009184	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	10100	9.96	0.5	58	521
23170201013_	10009185	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	6390	4.74	0.31	20	166.5
23170201013_	10009186	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	396	0.39	0.18	41	58.1
23170201013_	10009187	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	161	0.1	0.27	41	18.9
23170201013_	10009188	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	152	0.21	0.18	52	36.3
23170201013_	10009189	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	455	0.29	0.25	40	54.3
23170201013_	10009190	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	2090	1.33	0.18	33	93.3
23170201013_	10009191	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	623	0.63	0.25	40	78.3
23170201013_	10009192	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	674	0.93	0.19	35	53.3
23170201013_	10009193	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	778	1.26	0.37	31	186.5
23170201013_	10009194	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	1260	1.32	0.33	36	36.7
23170201013_	10009195	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	262	0.42	0.29	40	19.2
23170201013_	10009196	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	315	0.36	0.18	42	47
23170201013_	10009197	O	11/28/06	509320	719609	864	chan	2	Ser-Str	Str	NR	2710	2.15	0.55	39	28.4
23170201013_	10009198	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	1190	0.38	0.18	42	17.5
23170201013_	10009199	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	365	0.24	0.57	36	51.7
23170201013_	10009201	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	1470	2.08	0.68	30	81.9
23170201013_	10009202	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	4420	2.08	0.3	32	61.6
23170201013_	10009203	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	1170	1.39	13.85	34	45
23170201013_	10009204	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	1275	1.27	0.38	27	92.5
23170201013_	10009206	O	11/28/06	509320	719609	864	chan	2	PotKF	Str	NR	812	0.83	0.43	28	73.9
23170201013_	10009207	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	242	0.27	0.23	41	23.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201013_	10009208	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	623	0.13	0.29	45	17
23170201013_	10009209	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	1340	0.28	0.21	42	28
23170201013_	10009210	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	50	0.03	0.31	45	9.5
23170201013_	10009211	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	73	0.08	0.14	43	20
23170201013_	10009212	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.02	0.18	46	5.3
23170201013_	10009213	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	31	0.09	0.18	45	24.2
23170201013_	10009214	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.14	0.24	36	31.6
23170201013_	10009215	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	20	0.03	0.15	44	10.5
23170201013_	10009216	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.005	0.28	41	5.4
23170201013_	10009217	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	165	2.83	0.19	41	19.7
23170201013_	10009218	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	76	0.04	0.25	43	16.2
23170201013_	10009219	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	29	0.08	0.18	40	22.7
23170201013_	10009220	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	185	0.08	0.25	40	21.3
23170201013_	10009221	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	5670	6.59	0.2	34	98.9
23170201013_	10009222	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	276	0.26	0.3	42	35.5
23170201013_	10009223	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	1885	0.35	0.2	43	67.8
23170201013_	10009224	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	13	0.02	0.25	45	12.9
23170201013_	10009226	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	23	0.01	0.28	49	8.9
23170201013_	10009227	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	107	0.12	0.2	51	10.9
23170201013_	10009228	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	166	0.54	0.3	20	26.9
23170201013_	10009229	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	293	0.58	0.27	20	60.1
23170201013_	10009231	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	169	0.23	0.25	31	41.2
23170201013_	10009232	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.03	0.23	35	6.2
23170201013_	10009233	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	72	0.08	0.25	34	11.3
23170201013_	10009234	O	11/28/06	509320	719609	864	chan	2	Ser	Mod	NR	2.5	0.03	0.15	29	9.4
23170201013_	10009235	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	2.5	0.02	0.51	42	3.8
23170201013_	10009236	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	2.5	0.02	0.31	46	5.7
23170201013_	10009237	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	93	0.32	1.58	26	49.4
23170201013_	10009238	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	6	0.02	0.17	45	5.7
23170201013_	10009239	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	68	0.09	2	45	8.2
23170201013_	10009240	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.02	0.18	47	4.4
23170201013_	10009241	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.01	0.44	48	9.3
23170201013_	10009242	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	36	0.19	0.93	43	20
23170201013_	10009243	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	50	0.03	0.29	44	10.4
23170201013_	10009244	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	217	0.24	0.54	47	40.1
23170201013_	10009245	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	6	0.03	0.7	45	4.8
23170201013_	10009246	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	7	0.03	0.39	47	8.1
23170201013_	10009247	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	19	1.16	0.51	47	11.2
23170201013_	10009248	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.03	0.21	46	4.5
23170201013_	10009249	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.04	0.2	46	6
23170201013_	10009251	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	60	0.44	2.43	41	17.6
23170201013_	10009252	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	802	2.37	0.2	37	52.9
23170201013_	10009253	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	69	0.17	0.19	47	5
23170201013_	10009254	O	11/28/06	509320	719609	864	chan	2	PotKF	Wk	NR	58	0.06	0.22	47	8.6
23170201013_	10009256	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	73	0.07	0.28	44	11.4
23170201013_	10009257	O	11/28/06	509320	719609	864	chan	2	Ser	Wk	NR	2.5	0.05	0.2	48	7.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201013_	10009258	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.19	47	5
23170201013_	10009259	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.03	0.22	49	5.6
23170201013_	10009260	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.03	0.19	52	4.5
23170201013_	10009261	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.31	52	5
23170201013_	10009262	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.19	53	8
23170201013_	10009263	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.06	0.31	51	12.5
23170201013_	10009264	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.06	0.22	50	9.5
23170201013_	10009265	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.05	0.3	52	8.3
23170201013_	10009266	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.07	0.18	51	12.8
23170201013_	10009267	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.27	51	5
23170201013_	10009268	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.06	0.19	48	9.2
23170201013_	10009269	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	9	0.05	0.29	49	3.8
23170201013_	10009270	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.03	0.27	60	3.7
23170201013_	10009271	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.18	52	5.5
23170201013_	10009272	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	17	0.08	0.27	47	14.6
23170201013_	10009273	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.07	0.29	52	12.4
23170201013_	10009274	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.27	49	5
23170201013_	10009276	O	11/28/06	509320	719609	864	chan	2	PotKF	Mod	NR	99	0.12	0.32	49	25.6
23170201013_	10009277	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.06	0.29	51	7.1
23170201013_	10009278	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.11	0.33	51	11.2
23170201013_	10009279	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.06	0.25	49	3.3
23170201013_	10009281	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.03	0.28	47	5.4
23170201013_	10009282	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.3	56	7.1
23170201013_	10009283	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.25	58	6.9
23170201013_	10009284	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	7	0.04	0.28	50	6.7
23170201013_	10009285	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.05	0.25	53	14.5
23170201013_	10009286	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.07	0.35	57	10.6
23170201013_	10009287	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	62	0.05	0.3	47	8
23170201013_	10009288	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.03	0.32	49	4.3
23170201013_	10009289	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.05	0.29	48	13.4
23170201013_	10009290	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.04	0.31	56	6.6
23170201013_	10009291	O	11/28/06	509320	719609	864	chan	2	NR	NR	NR	2.5	0.05	0.26	53	12.6
23170201014_	10009294	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	161	0.61	0.54	107	79.3
23170201014_	10009295	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	1590	0.64	0.36	71	193
23170201014_	10009296	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	59	0.17	0.32	78	57.4
23170201014_	10009297	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	39	0.23	0.3	122	17.5
23170201014_	10009298	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	141	0.21	1.84	54	49.7
23170201014_	10009299	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	12	0.17	0.3	52	24.9
23170201014_	10009301	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Str	NR	181	0.17	0.7	53	87.1
23170201014_	10009302	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Mod	NR	48	0.39	1.51	32	55.1
23170201014_	10009303	O	11/24/06	510064	719309	917	chan	2	Arg Sup	Mod	NR	1505	0.32	0.61	42	65
23170201014_	10009304	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	7	0.05	0.28	52	11.1
23170201014_	10009306	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	70	0.11	0.32	49	17.6
23170201014_	10009307	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	2.5	0.1	0.45	43	18.9
23170201014_	10009308	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	157	0.42	31.5	32	80.3
23170201014_	10009309	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	3600	1.2	4.73	29	514

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201014_	10009310	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	210	0.21	0.32	40	66.8
23170201014_	10009311	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	6	0.08	0.45	50	13.9
23170201014_	10009312	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	77	0.28	0.83	49	110.5
23170201014_	10009313	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	14	0.08	1.21	50	30.1
23170201014_	10009314	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	10	0.15	10.05	42	64.8
23170201014_	10009315	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	431	0.8	4.02	44	460
23170201014_	10009316	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	342	0.59	3.16	44	361
23170201014_	10009317	O	11/24/06	510064	719309	917	chan	2	Ser	Mod	NR	10	0.05	0.3	48	15.7
23170201014_	10009318	O	11/24/06	510064	719309	917	chan	2	Ser	Mod	NR	59	0.2	0.43	48	85.7
23170201014_	10009319	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	8	0.09	0.42	47	15.5
23170201014_	10009320	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	28	0.11	0.23	48	41.1
23170201014_	10009321	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	303	0.14	0.53	42	38.2
23170201014_	10009322	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	21	0.14	0.27	49	58.2
23170201014_	10009323	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	106	0.4	7.73	49	41.9
23170201014_	10009324	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	1510	0.64	0.28	44	189
23170201014_	10009326	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	42	0.03	0.39	49	5
23170201014_	10009327	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	14	0.06	0.37	51	7.4
23170201014_	10009328	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	47	0.03	0.38	47	5
23170201014_	10009329	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	1760	0.78	9.18	43	280
23170201014_	10009331	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	26	0.1	0.4	47	37.7
23170201014_	10009332	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	99	0.09	0.24	51	40.4
23170201014_	10009333	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	12	0.04	0.34	49	16.3
23170201014_	10009334	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	22	0.06	0.29	46	18.9
23170201014_	10009335	O	11/24/06	510064	719309	917	chan	2	PotKF	Str	NR	8410	3.28	0.48	34	148.5
23170201014_	10009336	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	1950	2.41	0.51	37	498
23170201014_	10009337	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	79	0.17	1.45	36	78.3
23170201014_	10009338	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	12	0.1	0.45	47	18.2
23170201014_	10009339	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	21	0.05	0.36	48	15.3
23170201014_	10009340	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	151	0.26	7.4	37	67.8
23170201014_	10009341	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	33	0.23	0.82	39	47.1
23170201014_	10009342	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	2150	2.12	0.25	21	591
23170201014_	10009343	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	308	0.41	0.51	32	76
23170201014_	10009344	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	68	0.17	0.27	38	45.1
23170201014_	10009345	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	465	0.4	1.48	37	102.5
23170201014_	10009346	O	11/24/06	510064	719309	917	chan	2	PotKF	Str	NR	789	2.37	4.08	34	202
23170201014_	10009347	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	173	0.7	2.01	37	98.5
23170201014_	10009348	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	407	0.5	4.12	49	275
23170201014_	10009349	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	670	0.39	7.62	51	59.7
23170201014_	10009351	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	103	0.16	0.56	49	47
23170201014_	10009352	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	2140	1.39	0.45	35	323
23170201014_	10009353	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	863	0.88	3.28	39	206
23170201014_	10009354	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	684	0.62	0.64	54	130
23170201014_	10009356	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	116	0.13	0.34	56	21.6
23170201014_	10009357	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	561	0.15	0.45	55	26.6
23170201014_	10009358	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	45	0.11	0.32	66	27.1
23170201014_	10009359	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	25	0.11	0.5	56	29.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201014_	10009360	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	2780	14.6	6.84	38	278
23170201014_	10009361	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	280	0.45	1.05	49	115
23170201014_	10009362	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	931	0.6	0.87	48	192
23170201014_	10009363	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	84	0.29	0.81	42	68.8
23170201014_	10009364	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	259	1.18	0.29	47	57.2
23170201014_	10009365	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	124	0.05	0.38	53	9.4
23170201014_	10009366	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	133	0.38	0.25	57	104
23170201014_	10009367	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	86	0.07	0.89	52	11.9
23170201014_	10009368	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	32	0.32	1.48	52	34.4
23170201014_	10009369	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	6	0.05	1.44	50	20.4
23170201014_	10009370	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.05	0.3	53	13.1
23170201014_	10009371	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	567	3.79	0.4	55	457
23170201014_	10009372	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	10	0.06	0.27	81	9
23170201014_	10009373	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	34	0.12	0.4	53	33.9
23170201014_	10009374	O	11/24/06	510064	719309	917	chan	2	QtzSer	Wk	NR	26	0.11	0.27	88	16.6
23170201014_	10009376	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	14	0.04	0.34	62	11
23170201014_	10009377	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	8	0.05	0.4	53	19
23170201014_	10009378	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.27	56	21.4
23170201014_	10009379	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	13	0.04	1.05	61	9.2
23170201014_	10009381	O	11/24/06	510064	719309	917	chan	2	Ser	Mod	NR	1895	1.09	0.5	46	127.5
23170201014_	10009382	O	11/24/06	510064	719309	917	chan	2	Ser	Mod	NR	64	0.16	5.74	52	22.4
23170201014_	10009383	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	5	0.05	0.42	48	7.8
23170201014_	10009384	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	7	0.05	0.35	51	13.7
23170201014_	10009385	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.38	55	21.1
23170201014_	10009386	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	14	0.05	0.32	55	15.4
23170201014_	10009387	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.02	0.35	54	8.2
23170201014_	10009388	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	22	0.11	0.54	47	52.5
23170201014_	10009389	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.45	52	14.1
23170201014_	10009390	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	1625	1.24	26.4	44	181
23170201014_	10009391	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	13	0.07	0.82	49	11.7
23170201014_	10009392	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	38	0.09	0.32	47	42.8
23170201014_	10009393	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	489	0.38	0.41	41	114
23170201014_	10009394	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	141	0.14	0.26	51	50.7
23170201014_	10009395	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.03	0.34	50	7.6
23170201014_	10009396	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	59	0.06	0.24	46	14.1
23170201014_	10009397	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.34	64	16.1
23170201014_	10009398	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	7	0.08	0.26	66	31.3
23170201014_	10009399	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	10	0.04	0.41	67	29
23170201014_	10009401	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	676	0.28	0.45	65	75.4
23170201014_	10009402	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	734	0.44	0.29	56	66.8
23170201014_	10009403	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	13	0.06	0.41	54	29.9
23170201014_	10009404	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.03	0.28	74	22.1
23170201014_	10009406	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.29	55	33.8
23170201014_	10009407	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.41	54	38.3
23170201014_	10009408	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	10	0.03	0.23	53	13.3
23170201014_	10009409	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.46	60	4.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201014_	10009410	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.06	0.28	54	13.9
23170201014_	10009411	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.02	0.41	56	25
23170201014_	10009412	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.32	61	46.7
23170201014_	10009413	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.02	0.49	57	23.1
23170201014_	10009414	O	11/24/06	510064	719309	917	chan	2	PotKF	Str	NR	91	0.54	5.26	32	81.2
23170201014_	10009415	O	11/24/06	510064	719309	917	chan	2	PotKF	Wk	NR	14	0.05	0.4	62	38.4
23170201014_	10009416	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	343	0.4	0.43	49	126.5
23170201014_	10009417	O	11/24/06	510064	719309	917	chan	2	PotKF	Mod	NR	32	0.25	0.74	54	94.6
23170201014_	10009418	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	59	0.16	0.3	45	54.6
23170201014_	10009419	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.02	0.4	59	15.1
23170201014_	10009420	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	10	0.03	0.27	54	20.8
23170201014_	10009421	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.42	62	25.7
23170201014_	10009422	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.02	0.84	50	12.5
23170201014_	10009423	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	15	0.07	0.44	51	37.8
23170201014_	10009424	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	48	0.05	0.21	75	25.4
23170201014_	10009426	O	11/24/06	510064	719309	917	chan	2	NR	NR	NR	5	0.03	0.31	64	17.5
23170201014_	10009427	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.04	0.39	63	20.8
23170201014_	10009428	O	11/24/06	510064	719309	917	chan	2	Ser	Wk	NR	2.5	0.03	0.25	80	31
23170201015_	10009992	O	11/25/06	509701	719311	906	chan	2	Arg Sup	Str	NR	128	4	0.43	62	56
23170201015_	10009993	O	11/25/06	509701	719311	906	chan	2	Arg Sup	Mod	NR	2.5	0.27	0.35	57	31.3
23170201015_	10009994	O	11/25/06	509701	719311	906	chan	2	Arg Sup	Wk	NR	2.5	0.15	0.31	56	11.2
23170201015_	10009995	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.26	54	8
23170201015_	10009996	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.21	54	5.9
23170201015_	10009997	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.29	54	5.2
23170201015_	10009998	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.19	54	5.7
23170201015_	10009999	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.23	0.23	57	4.4
23170201015_	10015001	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.28	51	5.5
23170201015_	10015002	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.26	54	5.6
23170201015_	10015003	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.23	54	5.9
23170201015_	10015004	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.3	60	9.9
23170201015_	10015006	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	14	0.03	0.35	56	6
23170201015_	10015007	O	11/25/06	509701	719311	906	chan	2	QtzSer	Mod	NR	266	0.42	0.27	46	31.1
23170201015_	10015008	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.18	0.34	52	4.6
23170201015_	10015009	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.24	54	17.8
23170201015_	10015010	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.11	0.3	56	59.5
23170201015_	10015011	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.21	51	5.5
23170201015_	10015012	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.55	0.37	52	8
23170201015_	10015013	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.59	0.22	66	6.9
23170201015_	10015014	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.29	56	5.8
23170201015_	10015015	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.24	55	5.3
23170201015_	10015016	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.3	56	5.5
23170201015_	10015017	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.21	54	7.2
23170201015_	10015018	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.33	51	5.5
23170201015_	10015019	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.25	50	13.1
23170201015_	10015020	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.36	50	5
23170201015_	10015021	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	33	0.04	0.41	51	11.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201015_	10015022	O	11/25/06	509701	719311	906	chan	2	Chl-Wk	Wk	NR	2.5	0.04	0.26	52	8.8
23170201015_	10015023	O	11/25/06	509701	719311	906	chan	2	Chl-Wk	Wk	NR	8	0.03	0.37	49	7.6
23170201015_	10015024	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.26	53	6.7
23170201015_	10015026	O	11/25/06	509701	719311	906	chan	2	QtzSer	Mod	NR	255	0.27	0.4	44	79.7
23170201015_	10015027	O	11/25/06	509701	719311	906	chan	2	QtzSer	Mod	NR	262	0.28	0.3	41	52
23170201015_	10015028	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	32	0.16	0.44	49	10.8
23170201015_	10015029	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.21	54	5.4
23170201015_	10015031	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.26	51	8.2
23170201015_	10015032	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	37	0.04	0.38	49	6
23170201015_	10015033	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	17	0.05	0.65	50	15.7
23170201015_	10015034	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	2.5	0.15	0.37	39	13.8
23170201015_	10015035	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	7	0.07	0.24	52	13.2
23170201015_	10015036	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	90	0.14	0.35	47	13
23170201015_	10015037	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.22	50	5.4
23170201015_	10015038	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.38	50	4.2
23170201015_	10015039	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.24	53	6.2
23170201015_	10015040	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	26	0.1	1.15	42	15.9
23170201015_	10015041	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.01	0.27	50	6.2
23170201015_	10015042	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.37	50	3.9
23170201015_	10015043	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	1.04	52	15.8
23170201015_	10015044	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	10	1.47	0.74	53	195
23170201015_	10015045	O	11/25/06	509701	719311	906	chan	2	Ser	Mod	NR	113	0.45	0.3	45	50.1
23170201015_	10015046	O	11/25/06	509701	719311	906	chan	2	Ser	Mod	NR	296	0.1	0.27	48	27.9
23170201015_	10015047	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	55	0.04	0.37	52	5.5
23170201015_	10015048	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.27	57	6.3
23170201015_	10015049	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	8	0.03	0.34	55	4.1
23170201015_	10015051	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	193	0.08	0.25	43	15.5
23170201015_	10015052	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	34	0.04	0.38	53	8.9
23170201015_	10015053	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.26	59	13.7
23170201015_	10015054	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.41	51	8.2
23170201015_	10015056	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.44	57	5
23170201015_	10015057	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.33	50	21.1
23170201015_	10015058	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	25	0.05	0.58	50	9
23170201015_	10015059	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	41	0.05	0.4	51	14
23170201015_	10015060	O	11/25/06	509701	719311	906	chan	2	QtzSer	Mod	NR	162	0.19	0.49	32	31.4
23170201015_	10015061	O	11/25/06	509701	719311	906	chan	2	QtzSer	Wk	NR	55	0.05	0.31	46	13.6
23170201015_	10015062	O	11/25/06	509701	719311	906	chan	2	Ser	Mod	NR	129	0.13	0.33	44	18.6
23170201015_	10015063	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	65	0.08	0.31	46	8.1
23170201015_	10015064	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.04	0.36	51	4.9
23170201015_	10015065	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.22	54	6
23170201015_	10015066	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.34	51	4.1
23170201015_	10015067	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	10	0.05	0.28	52	11.2
23170201015_	10015068	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	95	0.22	0.34	51	18.2
23170201015_	10015069	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.08	0.26	50	5.8
23170201015_	10015070	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.32	54	6.7
23170201015_	10015071	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	53	0.1	0.38	50	25.1

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201015_	10015072	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	5	0.1	0.26	52	14.2
23170201015_	10015073	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.43	52	10.2
23170201015_	10015074	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.34	51	8.5
23170201015_	10015076	O	11/25/06	509701	719311	906	chan	2	Ser	Mod	NR	84	0.08	0.46	47	11.2
23170201015_	10015077	O	11/25/06	509701	719311	906	chan	2	Ser	Mod	NR	384	0.16	0.24	44	29
23170201015_	10015078	O	11/25/06	509701	719311	906	chan	2	QtzSer	Mod	NR	5560	2.63	0.39	34	385
23170201015_	10015079	O	11/25/06	509701	719311	906	chan	2	QtzSer	Str	NR	1005	0.8	0.38	28	138.5
23170201015_	10015081	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	366	0.31	0.44	40	66.7
23170201015_	10015082	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	7	0.07	0.32	49	10.4
23170201015_	10015083	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.38	52	4.8
23170201015_	10015084	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.09	0.26	50	16.3
23170201015_	10015085	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.39	54	5.6
23170201015_	10015086	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.23	52	8.8
23170201015_	10015087	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.35	52	5.5
23170201015_	10015088	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.06	0.24	50	6.1
23170201015_	10015089	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.05	0.34	50	4.5
23170201015_	10015090	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	21	0.06	0.25	51	12.9
23170201015_	10015091	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.33	51	5.8
23170201015_	10015092	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	146	0.04	0.26	50	7.6
23170201015_	10015093	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.02	0.32	51	4.8
23170201015_	10015094	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	2.5	0.03	0.24	50	5.8
23170201015_	10015095	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	19	0.13	0.37	43	13.8
23170201015_	10015096	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	2.5	0.05	0.55	39	11.2
23170201015_	10015097	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	17	0.04	0.33	43	18.5
23170201015_	10015098	O	11/25/06	509701	719311	906	chan	2	Ser	Wk	NR	82	0.04	0.4	49	6.9
23170201015_	10015099	O	11/25/06	509701	719311	906	chan	2	NR	NR	NR	5	0.04	0.38	50	6.9
23170201016_	10009431	O	11/28/06	509366	719609	868	chan	2	Arg Sup	Mod	NR	294	0.75	0.37	40	56.7
23170201016_	10009432	O	11/28/06	509366	719609	868	chan	2	Arg Sup	Wk	NR	171	0.31	0.43	38	63.5
23170201016_	10009433	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	201	0.13	0.24	33	45.1
23170201016_	10009434	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	184	0.26	5.73	19	38.7
23170201016_	10009435	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	64	0.07	3.57	26	24.3
23170201016_	10009436	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	40	0.1	0.35	28	22.2
23170201016_	10009437	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	8	0.05	0.4	34	18.5
23170201016_	10009438	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	486	3.16	0.29	33	41.1
23170201016_	10009439	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	195	0.17	0.33	32	50.3
23170201016_	10009440	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	228	0.14	0.26	34	42.4
23170201016_	10009441	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	914	0.74	2	25	57.3
23170201016_	10009442	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	185	0.2	0.29	33	41.2
23170201016_	10009443	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	525	0.38	0.88	28	58.1
23170201016_	10009444	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	94	0.48	0.25	24	36.6
23170201016_	10009445	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	388	0.27	0.36	24	57.9
23170201016_	10009446	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	4210	1.51	0.35	25	76
23170201016_	10009447	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	1125	0.95	0.41	32	46.8
23170201016_	10009448	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	20	0.08	0.25	40	19.3
23170201016_	10009449	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	49	0.1	0.35	40	17.4
23170201016_	10009451	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	1100	1.23	3.16	34	155

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201016_	10009452	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	224	1.04	2.9	53	96.9
23170201016_	10009453	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	680	0.69	0.27	30	98.9
23170201016_	10009454	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	6160	7.29	0.28	58	515
23170201016_	10009456	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	6960	7.19	0.28	28	541
23170201016_	10009457	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	1880	1.07	0.4	29	85.5
23170201016_	10009458	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	17	0.1	0.3	37	18.3
23170201016_	10009459	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	267	0.2	0.42	38	41.3
23170201016_	10009460	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	783	1.1	0.32	33	64.8
23170201016_	10009461	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	7	0.27	0.25	41	85.9
23170201016_	10009462	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.13	0.37	40	24.6
23170201016_	10009463	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	314	0.35	0.28	32	58.2
23170201016_	10009464	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	291	0.45	0.43	36	65.4
23170201016_	10009465	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	28	0.05	0.3	42	15
23170201016_	10009466	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	787	0.59	0.43	30	138.5
23170201016_	10009467	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	47	0.07	0.28	43	21.9
23170201016_	10009468	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	44	0.06	0.32	42	16.2
23170201016_	10009469	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	208	0.17	0.33	33	18.4
23170201016_	10009470	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	441	0.19	0.41	33	20
23170201016_	10009471	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2430	1.61	0.33	40	64.9
23170201016_	10009472	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	512	0.34	0.42	35	46.4
23170201016_	10009473	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	1875	1.8	0.3	31	43.3
23170201016_	10009474	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	2340	1.21	0.45	28	67
23170201016_	10009476	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	2.5	0.79	0.35	32	73.4
23170201016_	10009477	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	748	0.3	0.44	34	70.5
23170201016_	10009478	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	860	0.46	0.26	37	52.1
23170201016_	10009479	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	347	0.17	0.28	52	28.3
23170201016_	10009481	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	155	0.32	0.93	36	26.6
23170201016_	10009482	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	377	0.2	0.44	31	35.3
23170201016_	10009483	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	2.5	0.55	0.31	27	51.3
23170201016_	10009484	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	624	0.54	0.54	25	35.2
23170201016_	10009485	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	361	0.25	0.3	38	43.8
23170201016_	10009486	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	1340	1.02	0.56	32	54.1
23170201016_	10009487	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	62	0.05	0.32	33	11.5
23170201016_	10009488	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	3060	1.38	0.32	30	119
23170201016_	10009489	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	2.5	0.63	0.69	30	42.3
23170201016_	10009490	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	2390	0.77	0.32	35	24.3
23170201016_	10009491	O	11/28/06	509366	719609	868	chan	2	QtzSer	Mod	NR	318	0.93	0.48	30	36.7
23170201016_	10009492	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	213	0.65	0.33	34	41.7
23170201016_	10009493	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	125	0.17	0.74	38	22.9
23170201016_	10009494	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	28	0.08	0.34	38	13.3
23170201016_	10009495	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.03	0.37	42	5.6
23170201016_	10009496	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	2.5	0.32	0.28	36	36.3
23170201016_	10009497	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	14	0.06	0.35	40	10.6
23170201016_	10009498	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.04	0.29	43	12
23170201016_	10009499	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	60	0.07	0.93	39	14.5
23170201016_	10009501	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	4420	3.11	3.94	26	51

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201016_	10009502	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	1175	0.36	0.58	35	39.8
23170201016_	10009503	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	2.5	0.2	0.29	35	53.3
23170201016_	10009504	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	334	0.46	0.24	37	104.5
23170201016_	10009506	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.01	0.21	40	6
23170201016_	10009507	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	5	0.19	10.45	35	18.4
23170201016_	10009508	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	7	0.09	3.35	35	16.8
23170201016_	10009509	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.37	38	9
23170201016_	10009510	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	193	0.2	0.31	35	41.5
23170201016_	10009511	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	206	0.11	0.27	39	33.6
23170201016_	10009512	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	39	0.04	0.38	35	9
23170201016_	10009513	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	325	0.1	2.76	35	26.5
23170201016_	10009514	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.01	0.3	38	4.1
23170201016_	10009515	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	10	0.05	0.22	38	12.1
23170201016_	10009516	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.01	0.31	42	8.7
23170201016_	10009517	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.01	0.18	42	5.8
23170201016_	10009518	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	35	0.06	0.3	40	9.2
23170201016_	10009519	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	665	0.45	0.26	32	24.4
23170201016_	10009520	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	62	0.29	0.48	35	21.4
23170201016_	10009521	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	168	0.09	0.26	37	29.7
23170201016_	10009522	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	4500	1.18	0.45	26	80.4
23170201016_	10009523	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.02	0.27	32	14.2
23170201016_	10009524	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	69	0.03	0.35	34	11.5
23170201016_	10009526	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	7	0.02	0.44	39	7.6
23170201016_	10009527	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.03	0.34	39	7.4
23170201016_	10009528	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.03	0.18	39	7.5
23170201016_	10009529	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.23	39	6.2
23170201016_	10009531	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	16	0.03	0.23	34	16.1
23170201016_	10009532	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.32	38	6.7
23170201016_	10009533	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	80	0.14	0.21	25	15.1
23170201016_	10009534	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	71	0.17	0.37	25	16.6
23170201016_	10009535	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.03	0.21	41	7.9
23170201016_	10009536	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.04	0.2	41	5
23170201016_	10009537	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.07	0.28	41	20.8
23170201016_	10009538	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.06	0.19	42	13.9
23170201016_	10009539	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	44	0.04	0.3	37	7.3
23170201016_	10009540	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	2.5	0.06	0.39	36	8.9
23170201016_	10009541	O	11/28/06	509366	719609	868	chan	2	PotKF	Str	NR	143	11.35	1.2	28	55.9
23170201016_	10009542	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.11	0.52	41	32.5
23170201016_	10009543	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.05	0.26	41	10.8
23170201016_	10009544	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	212	0.18	0.41	40	14.4
23170201016_	10009545	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	51	0.12	0.6	42	27
23170201016_	10009546	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	11	0.06	0.59	41	15.5
23170201016_	10009547	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	2.5	0.05	0.5	47	11.5
23170201016_	10009548	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	109	0.19	1.13	39	17.5
23170201016_	10009549	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.03	0.54	43	22.5
23170201016_	10009551	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	27	0.04	0.41	42	7.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201016_	10009552	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.05	0.33	40	10.3
23170201016_	10009553	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	21	0.06	0.38	39	19
23170201016_	10009554	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.04	0.26	48	10.7
23170201016_	10009556	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	11	0.08	0.26	49	9.9
23170201016_	10009557	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	55	0.28	2.23	34	39.5
23170201016_	10009558	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	96	0.16	0.31	48	36.9
23170201016_	10009559	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	41	0.17	0.31	34	32.4
23170201016_	10009560	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.26	43	5.4
23170201016_	10009561	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	22	0.05	0.23	45	8.5
23170201016_	10009562	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	233	0.13	0.36	41	19.6
23170201016_	10009563	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	42	0.11	0.24	35	19.3
23170201016_	10009564	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	50	0.08	0.3	38	20.1
23170201016_	10009565	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	621	0.08	0.22	38	17
23170201016_	10009566	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	226	0.07	0.33	45	9.6
23170201016_	10009567	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	303	0.1	0.15	37	17
23170201016_	10009568	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	116	0.16	0.31	31	46
23170201016_	10009569	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	22	0.27	1.41	32	19.5
23170201016_	10009570	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	8	0.03	0.41	40	10.9
23170201016_	10009571	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	327	0.18	0.22	32	44.1
23170201016_	10009572	O	11/28/06	509366	719609	868	chan	2	Chl	Chl-Mod	NR	24	0.05	0.41	42	19.9
23170201016_	10009573	O	11/28/06	509366	719609	868	chan	2	Ser	Mod	NR	192	0.1	0.26	42	44.7
23170201016_	10009574	O	11/28/06	509366	719609	868	chan	2	Ser	Wk	NR	2.5	0.03	0.42	38	8
23170201016_	10009576	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	8	0.12	0.32	49	9.9
23170201016_	10009577	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.09	0.31	44	14.3
23170201016_	10009578	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	8	0.54	0.28	56	6.8
23170201016_	10009579	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.34	42	4
23170201016_	10009581	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	53	0.14	0.44	37	6.5
23170201016_	10009582	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	15	0.01	0.24	59	8.1
23170201016_	10009583	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.05	1.26	43	13.3
23170201016_	10009584	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.07	0.33	47	12.3
23170201016_	10009585	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	40	0.69	0.27	42	7.9
23170201016_	10009586	O	11/28/06	509366	719609	868	chan	2	QtzSer	Wk	NR	88	0.03	0.44	36	6.1
23170201016_	10009587	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.04	0.25	35	9.7
23170201016_	10009588	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	2.78	0.43	56	9.7
23170201016_	10009589	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.21	0.27	47	6.7
23170201016_	10009590	O	11/28/06	509366	719609	868	chan	2	Chl-Wk	Wk	NR	53	0.36	0.44	40	4.7
23170201016_	10009591	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	13	0.06	0.28	59	7.3
23170201016_	10009592	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.42	0.43	45	3.4
23170201016_	10009593	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	10	0.09	0.29	43	6.1
23170201016_	10009594	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.09	0.35	42	3.6
23170201016_	10009595	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	5	0.38	0.27	39	6.1
23170201016_	10009596	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.17	0.4	42	4.1
23170201016_	10009597	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.15	0.27	43	54.1
23170201016_	10009598	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	66	0	0	0	0
23170201016_	10009599	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	5	0.04	0.29	35	18.3
23170201016_	10009601	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	55	0.21	0.51	36	32.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201016_	10009602	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	30	0.17	0.31	26	57.8
23170201016_	10009603	O	11/28/06	509366	719609	868	chan	2	PotKF	Mod	NR	50	0.29	2.51	17	32.4
23170201016_	10009604	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	311	0.22	0.42	34	27.3
23170201016_	10009606	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	47	0.07	0.33	37	19.5
23170201016_	10009607	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.04	0.39	47	11.3
23170201016_	10009608	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.05	0.28	43	7.6
23170201016_	10009609	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.42	43	5.9
23170201016_	10009610	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.39	49	9.5
23170201016_	10009611	O	11/28/06	509366	719609	868	chan	2	PotKF	Wk	NR	290	0.17	0.59	39	42.2
23170201016_	10009612	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.32	0.42	45	35.5
23170201016_	10009613	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.04	0.25	50	14.1
23170201016_	10009614	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	29	0.06	0.33	57	19.7
23170201016_	10009615	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.25	47	8.7
23170201016_	10009616	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.01	0.27	55	6.4
23170201016_	10009617	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	68	0.07	0.24	62	27.8
23170201016_	10009618	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	9	0.03	0.33	51	14.2
23170201016_	10009619	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	113	0.06	0.25	47	19
23170201016_	10009620	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.05	0.32	71	14.5
23170201016_	10009621	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	755	0.94	0.27	52	99.9
23170201016_	10009622	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	2.5	0.02	0.3	48	9.1
23170201016_	10009623	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	48	0.06	0.23	33	31.6
23170201016_	10009624	O	11/28/06	509366	719609	868	chan	2	NR	NR	NR	47	0.06	0.33	28	19.5
23170201017_	10009628	O	1/08/07	509480	719609	890	chan	2	Arg Sup	Mod	NR	9	0.23	0.58	54	37.8
23170201017_	10009629	O	1/08/07	509480	719609	890	chan	2	Arg Sup	Mod	NR	96	0.78	0.51	51	48.7
23170201017_	10009631	O	1/08/07	509480	719609	890	chan	2	Arg Sup	Mod	NR	247	0.75	0.38	35	44.5
23170201017_	10009632	O	1/08/07	509480	719609	890	chan	2	Arg Sup	Mod	NR	293	0.25	0.29	37	25.2
23170201017_	10009633	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	54	0.06	0.38	39	10.8
23170201017_	10009634	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	15	0.03	0.26	33	12.4
23170201017_	10009635	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	441	0.3	0.38	37	24.2
23170201017_	10009636	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	120	0.08	0.24	49	5.4
23170201017_	10009637	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	24	0.01	0.31	38	4.2
23170201017_	10009638	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	309	0.12	0.24	34	15.6
23170201017_	10009639	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	3980	1.45	0.38	289	26.7
23170201017_	10009640	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	1025	0.51	0.23	29	38.2
23170201017_	10009641	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	115	0.07	0.46	7	12.3
23170201017_	10009642	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	5	0.02	0.22	42	7.3
23170201017_	10009643	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	132	0.1	0.31	44	51.6
23170201017_	10009644	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	51	0.07	0.19	45	13.2
23170201017_	10009645	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	425	0.15	0.34	34	18.6
23170201017_	10009646	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	604	0.78	0.22	38	423
23170201017_	10009647	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	634	0.2	0.23	38	21.5
23170201017_	10009648	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	355	0.54	0.22	43	22.4
23170201017_	10009649	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	92	0.1	0.35	45	11.3
23170201017_	10009651	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	392	0.79	0.27	40	23.8
23170201017_	10009652	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	36	0.02	0.24	44	3.8
23170201017_	10009653	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	6	0.02	0.21	47	7.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201017_	10009654	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	898	0.28	0.38	51	25.5
23170201017_	10009656	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	179	0.06	0.34	46	15.2
23170201017_	10009657	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	257	0.25	0.22	46	28.2
23170201017_	10009658	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	5	0.06	0.3	53	3.5
23170201017_	10009659	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	200	0.22	0.21	46	49.6
23170201017_	10009660	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	360	0.31	0.26	48	16
23170201017_	10009661	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	332	0.21	0.22	45	25.1
23170201017_	10009662	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	78	0.12	0.36	45	12.7
23170201017_	10009663	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	193	0.65	0.26	42	56.8
23170201017_	10009664	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	7	0.08	0.28	52	6.9
23170201017_	10009665	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	2400	3.19	0.28	34	268
23170201017_	10009666	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	5	0.03	0.28	48	4.6
23170201017_	10009667	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	43	0.12	0.22	52	7.3
23170201017_	10009668	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	11	0.06	0.27	55	10.7
23170201017_	10009669	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	61	0.1	0.19	59	7.6
23170201017_	10009670	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	72	0.14	0.32	54	23.1
23170201017_	10009671	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.06	0.18	51	4.8
23170201017_	10009672	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.03	0.28	49	7.3
23170201017_	10009673	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	73	0.06	0.22	41	12.8
23170201017_	10009674	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	103	0.1	0.35	41	20.7
23170201017_	10009676	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	75	0.09	0.3	46	18.4
23170201017_	10009677	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	17	0.05	0.32	43	7.5
23170201017_	10009678	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	15	0.04	0.29	43	6.6
23170201017_	10009679	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	61	0.08	0.34	48	10
23170201017_	10009681	O	1/08/07	509480	719609	890	chan	2	PotKF	Str	NR	2090	1.68	0.34	29	82.6
23170201017_	10009682	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	95	0.11	0.19	41	20.6
23170201017_	10009683	O	1/08/07	509480	719609	890	chan	2	Ser	Mod	NR	160	0.22	0.28	39	16.3
23170201017_	10009684	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	52	0.07	0.21	45	9.9
23170201017_	10009685	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.04	0.3	43	4.7
23170201017_	10009686	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.03	0.22	48	6.5
23170201017_	10009687	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.04	0.31	47	6.7
23170201017_	10009688	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	6	0.03	0.2	49	6.4
23170201017_	10009689	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.03	0.24	47	3.9
23170201017_	10009690	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.24	0.28	47	8
23170201017_	10009691	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	16	0.03	0.24	47	15.8
23170201017_	10009692	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	14	0.05	0.35	47	18.9
23170201017_	10009693	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	183	0.13	0.27	42	63.9
23170201017_	10009694	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	18	0.14	0.39	45	42.4
23170201017_	10009695	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	7	0.1	0.25	41	35.6
23170201017_	10009696	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	8	0.05	1	40	11.9
23170201017_	10009697	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	456	0.2	0.21	34	22.4
23170201017_	10009698	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	128	0.08	2.63	37	17.4
23170201017_	10009699	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	275	0.09	0.47	41	15.2
23170201017_	10009701	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	108	0.06	0.54	47	14.8
23170201017_	10009702	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	24	0.06	0.3	42	23.4
23170201017_	10009703	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.08	0.43	44	6.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201017_	10009704	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.03	0.29	47	10.9
23170201017_	10009706	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	20	0.07	0.32	44	14.8
23170201017_	10009707	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	94	0.06	0.43	40	20.6
23170201017_	10009708	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	34	0.13	0.27	44	38.3
23170201017_	10009709	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	73	0.13	0.4	40	13.3
23170201017_	10009710	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR .	280	0.42	0.17	37	20.5
23170201017_	10009711	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	45	0.04	0.4	33	15.6
23170201017_	10009712	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	16	0.06	0.26	33	19.9
23170201017_	10009713	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.09	0.39	47	16.9
23170201017_	10009714	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	51	0.03	0.24	44	12
23170201017_	10009715	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.01	0.34	48	6.8
23170201017_	10009716	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	45	0.16	0.29	43	22.7
23170201017_	10009717	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	55	0.09	0.36	40	7.6
23170201017_	10009718	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	24	0.12	0.25	42	12.5
23170201017_	10009719	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	2.5	0.06	0.4	42	11.2
23170201017_	10009720	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	52	0.08	0.34	41	27.9
23170201017_	10009721	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	44	0.09	0.51	52	17.7
23170201017_	10009722	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	9	0.03	0.2	47	9.7
23170201017_	10009723	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	2.5	0.005	0.31	45	8.6
23170201017_	10009724	O	1/08/07	509480	719609	890	chan	2	NR	NR	NR	6	0.03	0.25	47	15.3
23170201017_	10009726	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	43	0.04	0.42	44	14.3
23170201017_	10009727	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.05	0.42	45	12.5
23170201017_	10009728	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	24	0.14	0.36	45	8.1
23170201017_	10009729	O	1/08/07	509480	719609	890	chan	2	PotKF	Wk	NR	2.5	0.02	0.25	50	9.4
23170201017_	10009731	O	1/08/07	509480	719609	890	chan	2	PotKF	Str	NR	1995	1.09	0.31	32	203
23170201017_	10009732	O	1/08/07	509480	719609	890	chan	2	PotKF	Str	NR	135	0.11	0.39	45	34.3
23170201017_	10009733	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.06	0.23	45	8.9
23170201017_	10009734	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	7	0.04	0.33	47	13.6
23170201017_	10009735	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	10	0.06	0.24	40	22.4
23170201017_	10009736	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	15	0.1	0.46	40	26.4
23170201017_	10009737	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	6	0.05	0.23	42	10.2
23170201017_	10009738	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	38	0.03	0.31	40	11.6
23170201017_	10009739	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	39	0.06	0.23	43	19
23170201017_	10009740	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	69	0.17	0.38	40	17.4
23170201017_	10009741	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.08	0.21	47	11.1
23170201017_	10009742	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	6	0.03	0.31	40	8.4
23170201017_	10009743	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	19	0.08	0.33	38	11.1
23170201017_	10009744	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	14	0.03	0.36	36	11.2
23170201017_	10009745	O	1/08/07	509480	719609	890	chan	2	PotKF	Mod	NR	103	0.04	0.22	33	23.9
23170201017_	10009746	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	53	0.06	0.35	39	8.3
23170201017_	10009747	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	108	0.06	0.23	42	10.2
23170201017_	10009748	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	135	0.04	0.27	41	12.3
23170201017_	10009749	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	326	0.06	0.36	42	11.7
23170201017_	10009751	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.04	0.28	41	9.8
23170201017_	10009752	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	44	0.05	0.37	28	19.7
23170201017_	10009753	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	131	0.12	0.25	25	23.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201017_	10009754	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.06	0.23	40	7.1
23170201017_	10009756	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	5	0.04	0.37	43	7.6
23170201017_	10009757	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.04	0.25	43	6.2
23170201017_	10009758	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	112	0.05	0.44	38	9.8
23170201017_	10009759	O	1/08/07	509480	719609	890	chan	2	QtzSer	Mod	NR	105	0.15	0.27	42	16.1
23170201017_	10009760	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	2.5	0.04	0.39	44	4.2
23170201017_	10009761	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	20	0.03	0.2	53	7.3
23170201017_	10009762	O	1/08/07	509480	719609	890	chan	2	QtzSer	Wk	NR	13	0.06	0.28	37	9.3
23170201018_	10015103	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Str	NR	1065	0.41	0.85	50	168.5
23170201018_	10015104	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Str	NR	1460	0.38	0.71	43	143
23170201018_	10015106	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Str	NR	796	0.4	1.23	43	75.5
23170201018_	10015107	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Str	NR	425	0.42	1.38	49	51.5
23170201018_	10015108	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Str	NR	69	0.1	0.43	48	61.8
23170201018_	10015109	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Str	NR	813	0.71	34.4	45	39.1
23170201018_	10015110	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Mod	NR	155	0.41	0.45	52	80.2
23170201018_	10015111	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Mod	NR	7	0.14	0.52	47	28.5
23170201018_	10015112	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Mod	NR	11	0.05	0.42	47	13.8
23170201018_	10015113	O	1/08/07	509985	719309	930	chan	2	Arg Sup	Mod	NR	16	0.2	0.36	45	30.6
23170201018_	10015114	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	6	0.06	0.37	52	10.1
23170201018_	10015115	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	8	0.06	0.23	44	18.2
23170201018_	10015116	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	418	0.25	0.36	39	52.4
23170201018_	10015117	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	120	0.2	0.25	40	54.1
23170201018_	10015118	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	108	0.17	3.58	32	48.5
23170201018_	10015119	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	29	0.07	0.44	40	11.4
23170201018_	10015120	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.03	0.36	45	7.9
23170201018_	10015121	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.39	0.26	46	10.8
23170201018_	10015122	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	20	0.32	0.46	36	52.4
23170201018_	10015123	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	13	0.06	0.31	44	12.4
23170201018_	10015124	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	7	0.13	0.37	45	13.2
23170201018_	10015126	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	23	0.31	0.31	40	30.9
23170201018_	10015127	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	22	0.06	0.38	40	8.4
23170201018_	10015128	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	102	0.08	0.27	35	26.5
23170201018_	10015129	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	221	0.2	0.37	28	25.1
23170201018_	10015131	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	15	0.05	0.36	38	9.7
23170201018_	10015132	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	6	0.03	0.26	41	8
23170201018_	10015133	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	27	0.08	0.35	34	27.1
23170201018_	10015134	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	80	0.17	0.26	29	32
23170201018_	10015135	O	1/08/07	509985	719309	930	chan	2	Ser	Mod	NR	49	0.18	0.36	34	27
23170201018_	10015136	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	22	0.07	0.36	40	13.6
23170201018_	10015137	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	6	0.04	0.25	46	14.4
23170201018_	10015138	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.04	0.38	38	8
23170201018_	10015139	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	6	0.07	0.22	42	17.9
23170201018_	10015140	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	13	0.06	0.39	39	12.5
23170201018_	10015141	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	2.5	0.04	0.29	43	10.1
23170201018_	10015142	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	28	0.04	0.37	39	9.3
23170201018_	10015143	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	19	0.05	0.29	41	10.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201018_	10015144	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.09	0.35	44	8
23170201018_	10015145	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	2.5	0.04	0.3	43	8.6
23170201018_	10015146	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	49	0.06	0.39	39	11.6
23170201018_	10015147	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	25	0.04	0.28	43	11.3
23170201018_	10015148	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	11	0.06	0.41	38	20.4
23170201018_	10015149	O	1/08/07	509985	719309	930	chan	2	Ser	Mod	NR	99	0.59	0.51	24	193
23170201018_	10015151	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	272	1.19	0.47	23	246
23170201018_	10015152	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	67	0.17	0.36	36	21.1
23170201018_	10015153	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	9	0.1	0.47	41	19.8
23170201018_	10015154	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	7	0.05	0.32	57	13.8
23170201018_	10015156	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.05	0.32	39	10.1
23170201018_	10015157	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	49	0.32	3.51	39	34.8
23170201018_	10015158	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	160	0.18	5.58	34	44.5
23170201018_	10015159	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	11	0.06	0.9	38	11.1
23170201018_	10015160	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	26	0.11	0.45	35	26.2
23170201018_	10015161	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	74	0.15	0.35	31	54.4
23170201018_	10015162	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.04	0.66	39	7
23170201018_	10015163	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	10	0.04	0.37	39	18.1
23170201018_	10015164	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.03	0.44	38	7.7
23170201018_	10015165	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.05	0.27	40	7
23170201018_	10015166	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	16	0.08	0.36	31	10.3
23170201018_	10015167	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	68	0.12	0.32	36	26.6
23170201018_	10015168	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.08	0.45	52	111
23170201018_	10015169	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	18	0.08	0.47	39	46.7
23170201018_	10015170	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	25	0.05	1.73	40	18.2
23170201018_	10015171	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.06	0.35	53	66.3
23170201018_	10015172	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.07	0.4	63	65.8
23170201018_	10015173	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	6	0.04	0.24	48	12.9
23170201018_	10015174	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.05	0.31	46	13
23170201018_	10015176	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.04	0.26	49	14
23170201018_	10015177	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.06	0.33	49	16.1
23170201018_	10015178	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.04	0.39	48	10.8
23170201018_	10015179	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.05	0.34	53	22
23170201018_	10015181	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.34	44	11.4
23170201018_	10015182	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.01	0.36	47	5.2
23170201018_	10015183	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.27	51	8.9
23170201018_	10015184	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	512	0.28	0.39	43	44
23170201018_	10015185	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	8460	4.96	0.45	36	959
23170201018_	10015186	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.03	0.32	45	12.9
23170201018_	10015187	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	8	0.04	0.36	42	37.9
23170201018_	10015188	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.2	41	10.3
23170201018_	10015189	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	638	0.89	0.61	41	57.9
23170201018_	10015190	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.03	0.25	45	21.3
23170201018_	10015191	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	21	0.05	0.38	41	9.2
23170201018_	10015192	O	1/08/07	509985	719309	930	chan	2	PotKF	Str	NR	218	0.88	5.13	34	106
23170201018_	10015193	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.63	45	8.1

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201018_	10015194	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.36	46	5.7
23170201018_	10015195	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.4	44	5.2
23170201018_	10015196	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.2	44	6.1
23170201018_	10015197	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.02	0.33	45	5.9
23170201018_	10015198	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.03	0.18	46	13.9
23170201018_	10015199	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	44	0.44	0.44	33	40.7
23170201018_	10015201	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.04	0.25	45	8.6
23170201018_	10015202	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.03	0.36	43	4.7
23170201018_	10015203	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	47	0.13	0.27	40	46.6
23170201018_	10015204	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	17	0.16	0.28	44	22
23170201018_	10015206	O	1/08/07	509985	719309	930	chan	2	PotKF	Str	NR	38	0.11	0.38	36	17.7
23170201018_	10015207	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	37	0.19	4.71	43	19.3
23170201018_	10015208	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	2.5	0.01	0.32	43	7.6
23170201018_	10015209	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	73	0.04	0.45	49	6.6
23170201018_	10015210	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	2.5	0.06	0.5	41	10.2
23170201018_	10015211	O	1/08/07	509985	719309	930	chan	2	PotKF	Str	NR	116	1.55	0.98	29	284
23170201018_	10015212	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	105	0.23	0.85	40	56.4
23170201018_	10015213	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	123	0.14	4.11	38	16.9
23170201018_	10015214	O	1/08/07	509985	719309	930	chan	2	PotKF	Str	NR	1300	1.2	0.92	27	223
23170201018_	10015215	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	54	0.4	0.89	29	74.1
23170201018_	10015216	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	25	0.36	2.5	31	41.8
23170201018_	10015217	O	1/08/07	509985	719309	930	chan	2	QtzSer	Mod	NR	39	2.32	2.57	43	105
23170201018_	10015218	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.53	0.48	48	12.2
23170201018_	10015219	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.3	0.4	46	13.7
23170201018_	10015220	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	22	0.78	0.47	38	20.6
23170201018_	10015221	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	23	0.15	0.43	33	22.8
23170201018_	10015222	O	1/08/07	509985	719309	930	chan	2	PotKF	Mod	NR	56	0.1	0.56	39	14.3
23170201018_	10015223	O	1/08/07	509985	719309	930	chan	2	PotKF	Str	NR	3800	7.1	0.59	25	526
23170201018_	10015224	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	183	1.02	0.64	40	381
23170201018_	10015226	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.06	0.32	45	7.6
23170201018_	10015227	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	2.5	0.06	0.36	49	10.2
23170201018_	10015228	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	15	0.08	1.97	43	13.6
23170201018_	10015229	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	60	0.09	6.26	39	11.5
23170201018_	10015231	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	89	0.24	0.36	38	93.6
23170201018_	10015232	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	50	0.11	0.41	39	11
23170201018_	10015233	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	53	0.11	0.49	42	10.2
23170201018_	10015234	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	143	0.28	1.66	40	10.1
23170201018_	10015235	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	34	0.21	0.56	44	103
23170201018_	10015236	O	1/08/07	509985	719309	930	chan	2	Ser	Wk	NR	137	0.22	0.37	47	10.2
23170201018_	10015237	O	1/08/07	509985	719309	930	chan	2	QtzSer	Wk	NR	21	0.07	0.4	46	7.8
23170201018_	10015238	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	49	0.1	0.27	48	36.1
23170201018_	10015239	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	8	0.09	0.36	43	8.3
23170201018_	10015240	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	11	0.11	0.35	44	18.8
23170201018_	10015241	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	6	0.04	0.22	44	6.3
23170201018_	10015242	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	7	0.06	0.38	49	6.5
23170201018_	10015243	O	1/08/07	509985	719309	930	chan	2	PotKF	Wk	NR	66	0.08	0.33	44	5.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201018_	10015244	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	22	0.11	0.27	41	36.2
23170201018_	10015245	O	1/08/07	509985	719309	930	chan	2	NR	NR	NR	5	0.05	0.19	48	7.5
23170201019_	10009784	O	1/08/07	509323	719515	900	chan	2	Arg Sup	Str	NR	389	1.76	2.53	43	63.9
23170201019_	10009785	O	1/08/07	509323	719515	900	chan	2	Arg Sup	Mod	NR	1275	0.63	1.02	55	107.5
23170201019_	10009786	O	1/08/07	509323	719515	900	chan	2	Arg Sup	Mod	NR	37	0.13	0.54	45	58.5
23170201019_	10009787	O	1/08/07	509323	719515	900	chan	2	Arg Sup	Str	NR	45	1.49	0.66	65	62.9
23170201019_	10009788	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	22	0.04	0.38	46	13.4
23170201019_	10009789	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	2.5	0.08	0.32	37	8.9
23170201019_	10009790	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	211	0.16	0.41	32	31.7
23170201019_	10009791	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	1860	1.35	0.57	32	82.4
23170201019_	10009792	O	1/08/07	509323	719515	900	chan	2	NR	NR	NR	2.5	0.04	0.3	41	11.4
23170201019_	10009793	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	10	0.04	0.48	35	19.6
23170201019_	10009794	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	339	0.14	0.34	36	70.7
23170201019_	10009795	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	260	0.28	0.8	30	132
23170201019_	10009796	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	48	0.11	0.31	29	35.3
23170201019_	10009797	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	55	0.13	0.53	32	20.8
23170201019_	10009798	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	2.5	0.04	0.36	38	11.3
23170201019_	10009799	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	2.5	0.03	0.43	35	9.4
23170201019_	10009801	O	1/08/07	509323	719515	900	chan	2	QtzSer	Str	NR	35	0.07	0.5	34	14.8
23170201019_	10009802	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	14	0.05	0.52	35	13.8
23170201019_	10009803	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	2.5	0.02	0.27	35	10
23170201019_	10009804	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	2.5	0.03	0.45	36	9.1
23170201019_	10009806	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	2.5	0.03	0.47	36	10.4
23170201019_	10009807	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	234	0.15	0.38	34	36
23170201019_	10009808	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	24	0.04	0.47	37	13.4
23170201019_	10009809	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	2.5	0.05	0.29	36	13.5
23170201019_	10009810	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	2.5	0.04	0.39	36	11.3
23170201019_	10009811	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	2.5	0.04	0.24	40	16.3
23170201019_	10009812	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	214	0.11	0.35	37	28.8
23170201019_	10009813	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	104	0.24	0.21	34	36.4
23170201019_	10009814	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	35	0.06	0.52	34	12.3
23170201019_	10009815	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	84	0.27	0.38	35	8.9
23170201019_	10009816	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	213	0.1	0.26	34	41.7
23170201019_	10009817	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	143	0.12	0.43	34	16
23170201019_	10009818	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	444	0.14	0.22	34	63.5
23170201019_	10009819	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	345	0.11	0.42	34	59.4
23170201019_	10009820	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	261	0.24	0.32	31	37.6
23170201019_	10009821	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	486	0.16	0.46	31	37.5
23170201019_	10009822	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	448	0.29	0.31	33	26.3
23170201019_	10009823	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	506	0.41	0.54	40	55
23170201019_	10009824	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	180	0.11	0.29	34	30.6
23170201019_	10009826	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	349	1.02	0.56	13	81.2
23170201019_	10009827	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	270	0.11	0.29	30	43.5
23170201019_	10009828	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	308	0.19	0.48	31	33.5
23170201019_	10009829	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	789	0.32	0.42	25	58.7
23170201019_	10009831	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	531	0.54	0.52	29	36.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201019_	10009832	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	318	0.13	0.32	31	40.9
23170201019_	10009833	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	893	1.09	0.41	29	61.2
23170201019_	10009834	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	228	0.19	0.3	34	25.1
23170201019_	10009835	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	4680	5.13	0.54	20	91.9
23170201019_	12014133	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	NR	NR	NR	NR	NR
23170201019_	10009836	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	354	0.19	0.3	29	40.8
23170201019_	10009837	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	697	0.33	0.39	32	21.9
23170201019_	10009838	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	96	0.04	0.27	31	19.1
23170201019_	10009839	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1465	0.55	0.4	30	27.2
23170201019_	10009840	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	602	0.4	0.4	25	75.3
23170201019_	10009841	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1150	0.69	0.34	18	115
23170201019_	10009842	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1335	1.43	0.4	21	87.6
23170201019_	10009843	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	376	0.29	0.28	26	50
23170201019_	10009844	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	710	0.39	0.52	26	45.5
23170201019_	10009845	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	480	0.3	0.33	29	35.1
23170201019_	10009846	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1050	0.61	0.44	22	58.4
23170201019_	10009847	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1865	2.03	0.32	17	88.7
23170201019_	10009848	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1410	0.82	0.4	20	62.7
23170201019_	10009849	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1145	0.59	0.28	25	56.6
23170201019_	10009851	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	894	1.76	0.51	20	79.5
23170201019_	10009852	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1290	1.41	0.33	27	48.5
23170201019_	10009853	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	801	1.54	0.41	23	79
23170201019_	10009854	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	457	2.28	0.46	32	53.5
23170201019_	10009856	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	402	0.89	0.51	26	119
23170201019_	10009857	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	869	0.87	0.67	22	43.1
23170201019_	10009858	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	344	0.72	0.46	22	99.6
23170201019_	10009859	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	140	0.23	0.3	28	46.7
23170201019_	10009860	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	288	0.35	0.44	28	55.9
23170201019_	10009861	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	478	0.54	0.36	25	57.4
23170201019_	10009862	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	452	0.39	0.49	30	60.6
23170201019_	10009863	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1655	2.43	0.25	25	533
23170201019_	10009864	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	254	0.4	0.28	37	41.7
23170201019_	10009865	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	3330	2.95	0.44	32	133.5
23170201019_	10009866	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1710	1.21	0.74	28	100
23170201019_	10009867	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	2320	1.5	0.38	23	130
23170201019_	10009868	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	919	1.04	0.26	20	206
23170201019_	10009869	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	523	0.3	0.47	20	48.9
23170201019_	10009870	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1350	3.19	0.3	17	535
23170201019_	10009871	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1610	2.63	0.5	12	569
23170201019_	10009872	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	575	2.23	2.08	24	251
23170201019_	10009873	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1110	1.46	0.49	15	222
23170201019_	10009874	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	668	0.51	0.25	21	78.5
23170201019_	10009876	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1475	2	0.37	16	191.5
23170201019_	10009877	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1345	2.47	0.26	15	305
23170201019_	10009878	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1180	1.78	0.33	18	235
23170201019_	10009879	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	972	0.9	0.24	16	131

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201019_	10009881	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	2190	3.02	0.32	11	534
23170201019_	10009882	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	2380	2.25	0.26	17	272
23170201019_	10009883	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1500	1.42	0.39	22	182
23170201019_	10009884	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	3680	6.01	0.84	11	478
23170201019_	10009885	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1510	1.96	0.29	20	238
23170201019_	10009886	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	2800	5.17	0.2	347	313
23170201019_	10009887	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1145	2.52	1.01	20	306
23170201019_	10009888	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	406	0.45	0.24	620	130
23170201019_	10009889	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	576	1.41	0.24	33	156.5
23170201019_	10009890	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	6260	4.4	0.45	27	159
23170201019_	10009891	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1440	1.01	0.24	32	83.1
23170201019_	10009892	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	769	0.36	0.31	26	48.5
23170201019_	10009893	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	428	0.5	0.28	30	164
23170201019_	10009894	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	2060	1.81	0.51	24	136
23170201019_	10009895	O	1/08/07	509323	719515	900	chan	2	QtzSer	Mod	NR	460	0.54	0.22	22	113.5
23170201019_	10009896	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	3290	2.44	0.38	29	67
23170201019_	10009897	O	1/08/07	509323	719515	900	chan	2	Ser-VrWk	Ser-VrWk	NR	392	1.48	0.25	23	200
23170201019_	10009898	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	61	0.07	0.33	39	6.4
23170201019_	10009899	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	526	0.39	0.31	36	39.3
23170201019_	10009901	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	586	0.39	0.42	30	33.4
23170201019_	10009902	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	570	0.25	1.28	31	28.1
23170201019_	10009903	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	472	1.01	4.01	29	73
23170201019_	10009904	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	257	0.65	0.49	28	155.5
23170201019_	10009906	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	1660	1.24	0.28	26	269
23170201019_	10009907	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	3720	2.8	0.45	25	336
23170201019_	10009908	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	238	0.49	0.24	34	84.9
23170201019_	10009909	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	1295	2.26	0.41	24	246
23170201019_	10009910	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	146	0.86	0.25	29	114
23170201019_	10009911	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	1725	1.96	0.43	27	119.5
23170201019_	10009912	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	1595	2.48	0.32	23	279
23170201019_	10009913	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	1310	1.05	0.43	33	64.3
23170201019_	10009914	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	2880	2.13	0.4	35	98.8
23170201019_	10009915	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	974	1.52	0.3	26	426
23170201019_	10009916	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	2110	1.71	0.51	27	248
23170201019_	10009917	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1280	1.05	0.3	27	192.5
23170201019_	10009918	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	4030	3.34	0.47	23	293
23170201019_	10009919	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	4470	5.74	0.42	17	330
23170201019_	10009920	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	5540	5.18	0.53	16	515
23170201019_	10009921	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	10100	9.3	0.27	11	780
23170201019_	10009922	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	3380	3.12	0.41	18	352
23170201019_	10009923	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	2160	3.53	0.25	23	730
23170201019_	10009924	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	3920	5.47	0.34	21	648
23170201019_	10009926	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	4060	11.85	4.42	16	1220
23170201019_	10009927	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1755	7.03	0.47	21	1245
23170201019_	10009928	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	10100	8.54	0.29	15	1290
23170201019_	10009929	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	3230	2.8	0.26	22	727

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201019_	10009931	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	2920	4.12	7.59	13	1105
23170201019_	10009932	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	507	1.91	4.2	20	258
23170201019_	10009933	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	212	0.98	1.22	23	179.5
23170201019_	10009934	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	717	8.37	1.13	10	468
23170201019_	10009935	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1280	7.31	1	13	767
23170201019_	10009936	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1230	2.31	5.66	14	296
23170201019_	10009937	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	2940	13.65	5.18	10	702
23170201019_	10009938	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	10100	32.9	43.2	9	978
23170201019_	10009939	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1720	12.3	42.4	6	582
23170201019_	10009940	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	235	3.1	62.7	6	234
23170201019_	10009941	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	202	2.58	8.2	6	226
23170201019_	10009942	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	691	6.54	3.23	7	375
23170201019_	10009943	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	2530	9.83	14	12	3570
23170201019_	10009944	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	1120	5.86	3.87	5	346
23170201019_	10009945	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	330	2.09	1.66	14	213
23170201019_	10009946	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	414	3.23	0.71	13	437
23170201019_	10009947	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	701	1.72	0.47	11	308
23170201019_	10009948	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	781	3.69	2.12	11	397
23170201019_	10009949	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	966	3.65	0.53	14	592
23170201019_	10009951	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	298	3.33	93.5	9	186
23170201019_	10009952	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	570	5.96	182	6	307
23170201019_	10009953	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	607	11.7	149	17	21.2
23170201019_	10009954	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	73	1.44	127	4	25.5
23170201019_	10009956	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	187	0.86	52.8	11	176.5
23170201019_	10009957	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	196	3.17	27.6	7	41.1
23170201019_	10009958	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	178	2.92	402	11	65
23170201019_	10009959	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	65	0.86	36.8	14	107.5
23170201019_	10009960	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	159	0.93	1.24	14	168
23170201019_	10009961	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	98	0.41	2.29	22	155.5
23170201019_	10009962	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	70	0.2	0.61	32	98.9
23170201019_	10009963	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	580	0.89	0.44	23	522
23170201019_	10009964	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	83	0.49	0.41	19	242
23170201019_	10009965	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	929	0.56	0.81	19	391
23170201019_	10009966	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	998	0.9	3.34	14	554
23170201019_	10009967	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	24	0.37	0.5	16	196
23170201019_	10009968	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	24	0.44	0.52	23	239
23170201019_	10009969	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	109	0.26	0.7	20	123
23170201019_	10009970	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	93	0.17	0.5	27	65.3
23170201019_	10009971	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	11	0.07	0.61	33	36.8
23170201019_	10009972	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	34	0.17	0.5	28	80.9
23170201019_	10009973	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	14	0.18	0.34	29	113
23170201019_	10009974	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	33	0.12	8.42	31	45
23170201019_	10009976	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	49	0.19	1.64	22	84.9
23170201019_	10009977	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	10	0.24	0.5	26	128.5
23170201019_	10009978	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	16	0.22	0.34	22	144.5
23170201019_	10009979	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	368	0.94	16.2	15	213

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201019_	10009981	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	40	1.22	0.41	17	322
23170201019_	10009982	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	18	0.39	3.22	23	156
23170201019_	10009983	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	20	0.2	4.95	17	28.2
23170201019_	10009984	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	13	0.26	0.75	22	100.5
23170201019_	10009985	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	699	4.68	1.49	18	8.6
23170201019_	10009986	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	316	2.23	1.12	16	27.2
23170201019_	10009987	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1100	2.87	0.83	19	12.6
23170201019_	10009988	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	928	1.45	0.55	25	75.8
23170201019_	10009989	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	66	0.3	0.97	25	21.9
23170201019_	10011812	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	11	0.2	8.03	25	33.8
23170201019_	10011813	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	210	1.25	12.9	20	197.5
23170201019_	10011814	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	225	2.12	7.21	10	207
23170201019_	10011815	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	175	1.75	0.18	18	186
23170201019_	10011816	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	144	0.8	0.16	17	71.3
23170201019_	10011817	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	97	0.15	0.12	27	38.5
23170201019_	10011818	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	23	0.28	0.21	25	20
23170201019_	10011819	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	10	0.13	2.94	21	6
23170201019_	10011820	O	1/08/07	509323	719515	900	chan	2	NR	NR	NR	2.5	0.09	0.72	32	16.6
23170201019_	10011821	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	98	0.27	0.56	28	58.8
23170201019_	10011822	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	87	0.3	1.91	30	56.7
23170201019_	10011823	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	2.5	0.13	0.08	35	13.8
23170201019_	10011824	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	31	0.18	8.02	32	20.8
23170201019_	10011826	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	46	0.29	113.5	18	16.6
23170201019_	10011827	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	31	0.24	34	25	36.1
23170201019_	10011828	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	10	0.17	0.81	29	40.1
23170201019_	10011829	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	20	0.05	0.55	34	9.9
23170201019_	10011831	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	6	0.12	0.22	34	20.6
23170201019_	10011832	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	53	0.07	0.07	38	14.7
23170201019_	10011833	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	39	0.11	0.06	33	17.6
23170201019_	10011834	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1015	1.07	0.21	35	87.5
23170201019_	10011835	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	100	0.34	42.2	25	15.7
23170201019_	10011836	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	112	0.22	0.68	29	24.1
23170201019_	10011837	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	3970	2.31	0.14	59	94
23170201019_	10011838	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	318	0.41	0.06	27	44.9
23170201019_	10011839	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	887	1.17	0.025	80	207
23170201019_	10011840	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	544	0.68	1.52	22	48.6
23170201019_	10011841	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	419	0.41	1.59	27	34.1
23170201019_	10011842	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	401	0.43	0.49	27	58.1
23170201019_	10011843	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	141	0.34	0.14	28	49.7
23170201019_	10011844	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	762	0.56	0.18	19	31.9
23170201019_	10011845	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	262	0.58	0.19	25	55.1
23170201019_	10011846	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	413	0.43	0.15	22	15.5
23170201019_	10011847	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	268	1.14	77.6	53	80.9
23170201019_	10011848	O	1/08/07	509323	719515	900	chan	2	PotKF	Str	NR	456	0.6	0.53	13	64.1
23170201019_	10011849	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	249	1.57	0.19	25	298
23170201019_	10011851	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	68	1.22	0.57	20	27.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201019_	10011852	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	55	0.08	1.11	32	13.8
23170201019_	10011853	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	2.5	0.04	0.2	29	6.2
23170201019_	10011854	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	12	0.09	0.17	28	10.1
23170201019_	10011856	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	19	0.12	35.6	24	11.5
23170201019_	10011857	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	121	0.46	53.5	21	111.5
23170201019_	10011858	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	71	0.16	0.53	24	31.4
23170201019_	10011859	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	7	0.05	0.26	24	12.5
23170201019_	10011860	O	1/08/07	509323	719515.	900	chan	2	PotKF	Wk	NR	19	0.08	0.17	31	17.8
23170201019_	10011861	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	67	0.16	0.15	29	26.8
23170201019_	10011862	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	176	0.75	0.18	25	94.2
23170201019_	10011863	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	54	0.08	0.1	25	23.6
23170201019_	10011864	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	80	0.15	0.14	25	44.7
23170201019_	10011865	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	73	0.18	0.13	22	47.4
23170201019_	10011866	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	64	0.1	0.2	29	23.2
23170201019_	10011867	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	284	0.25	0.3	27	24.9
23170201019_	10011868	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	467	0.7	0.55	25	22.6
23170201019_	10011869	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	119	0.14	0.17	37	21.9
23170201019_	10011870	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	166	0.06	0.12	35	12.2
23170201019_	10011871	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	293	0.15	0.12	33	24
23170201019_	10011872	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	130	0.14	0.29	19	5
23170201019_	10011873	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	127	0.21	0.77	25	36.2
23170201019_	10011874	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	193	0.23	0.22	15	16.6
23170201019_	10011876	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	78	0.1	0.16	35	15.7
23170201019_	10011877	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	49	0.24	0.16	26	19.6
23170201019_	10011878	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	105	0.31	0.24	30	68.9
23170201019_	10011879	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	257	0.55	0.1	36	54.9
23170201019_	10011881	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	190	0.4	0.13	35	68
23170201019_	10011882	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	107	0.42	0.07	17	50.7
23170201019_	10011883	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	248	0.24	0.025	19	46.5
23170201019_	10011884	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	362	0.83	0.6	15	83.7
23170201019_	10011885	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	628	1.96	0.18	19	79.3
23170201019_	10011886	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	963	0.97	0.3	18	73.3
23170201019_	10011887	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	473	1.08	0.17	16	28.1
23170201019_	10011888	O	1/08/07	509323	719515	900	chan	2	NR	NR	NR	359	0.45	0.025	30	50
23170201019_	10011889	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	226	0.83	0.025	37	48.4
23170201019_	10011890	O	1/08/07	509323	719515	900	chan	2	NR	NR	NR	17	0.06	0.025	36	15.4
23170201019_	10011891	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	308	0.31	0.025	24	54.3
23170201019_	10011892	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	267	0.64	0.025	20	41.6
23170201019_	10011893	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	190	0.22	0.14	32	33.2
23170201019_	10011894	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1095	1.37	0.11	21	39.3
23170201019_	10011895	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	1295	0.64	0.05	25	90.8
23170201019_	10011896	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	158	0.17	0.025	31	45.2
23170201019_	10011897	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	60	0.05	0.025	38	5.4
23170201019_	10011898	O	1/08/07	509323	719515	900	chan	2	QtzSer	Wk	NR	19	0.04	0.025	39	8
23170201019_	10011899	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	100	0.15	0.025	30	10.5
23170201019_	10011901	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	48	0.1	0.33	27	18.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201019_	10011902	O	1/08/07	509323	719515	900	chan	2	PotKF	Mod	NR	350	0.56	2.43	31	19
23170201019_	10011903	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	712	0.38	0.07	25	150.5
23170201019_	10011904	O	1/08/07	509323	719515	900	chan	2	PotKF	Wk	NR	199	0.15	0.025	21	39.5
23170201020_	10015248	O	1/12/07	510090	719205	876	chan	2	Arg Sup	Str	NR	445	0.32	2.02	48	213
23170201020_	10015249	O	1/12/07	510090	719205	876	chan	2	Arg Sup	Str	NR	17	1.6	0.59	81	80.2
23170201020_	10015251	O	1/12/07	510090	719205	876	chan	2	Arg Sup	Str	NR	7	0.38	0.84	55	6.9
23170201020_	10015252	O	1/12/07	510090	719205	876	chan	2	Arg Sup	Str	NR	2.5	0.39	0.8	56	11.3
23170201020_	10015253	O	1/12/07	510090	719205	876	chan	2	Arg Sup	Mod	NR	7	0.08	0.67	53	10.1
23170201020_	10015254	O	1/12/07	510090	719205	876	chan	2	Arg Sup	Wk	NR	2.5	0.03	0.26	57	6.5
23170201020_	10015256	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.08	0.24	52	6.1
23170201020_	10015257	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.02	0.37	53	2.7
23170201020_	10015258	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	23	0.05	0.29	48	9.3
23170201020_	10015259	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	89	0.15	0.47	56	17
23170201020_	10015260	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.03	0.24	51	5.6
23170201020_	10015261	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	79	0.1	0.44	39	10.8
23170201020_	10015262	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	23	0.1	0.34	50	9.8
23170201020_	10015263	O	1/12/07	510090	719205	876	chan	2	QtzSer	Str	NR	261	0.29	0.44	48	40.5
23170201020_	10015264	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.04	0.27	57	5.6
23170201020_	10015265	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	6	0.03	0.39	52	7.5
23170201020_	10015266	O	1/12/07	510090	719205	876	chan	2	PotKF	Str	NR	53	0.12	0.53	42	17
23170201020_	10015267	O	1/12/07	510090	719205	876	chan	2	QtzSer	Str	NR	35	0.17	1.51	35	8.1
23170201020_	10015268	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.03	0.25	53	5.3
23170201020_	10015269	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.03	0.35	51	2.7
23170201020_	10015270	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	11	0.05	0.27	49	14.6
23170201020_	10015271	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.12	0.38	50	5.7
23170201020_	10015272	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.04	0.26	54	6
23170201020_	10015273	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.03	0.34	54	3.9
23170201020_	10015274	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.03	6.67	51	8.3
23170201020_	10015276	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.04	0.36	52	2.5
23170201020_	10015277	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.13	0.21	46	4
23170201020_	10015278	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.5	0.39	52	5.3
23170201020_	10015279	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	23	0.06	0.24	48	10
23170201020_	10015281	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	436	0.21	0.37	48	18.4
23170201020_	10015282	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	755	1.04	0.47	43	38.5
23170201020_	10015283	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	45	0.16	2.39	47	61
23170201020_	10015284	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.04	0.42	58	8
23170201020_	10015285	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.02	0.25	57	6.6
23170201020_	10015286	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	18	0.02	0.58	54	5.7
23170201020_	10015287	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.02	1.15	55	7.8
23170201020_	10015288	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.005	0.32	55	3.7
23170201020_	10015289	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	762	0.28	0.25	49	36.9
23170201020_	10015290	O	1/12/07	510090	719205	876	chan	2	Ser	Wk	NR	195	0.19	1.39	54	13
23170201020_	10015291	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	5	0.02	0.33	56	5.6
23170201020_	10015292	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.04	0.23	60	6.8
23170201020_	10015293	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	1415	0.64	4.19	31	25.4
23170201020_	10015294	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	50	0.06	0.29	49	16.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201020_	10015295	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	12	0.27	0.43	49	10.1
23170201020_	10015296	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	154	0.23	0.29	39	44.6
23170201020_	10015297	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	422	0.36	1.65	43	77.1
23170201020_	10015298	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	39	0.04	0.29	52	14.1
23170201020_	10015299	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	84	0.31	0.42	45	31.4
23170201020_	10015301	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	68	0.1	0.26	59	24
23170201020_	10015302	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	140	0.2	4.86	55	67.5
23170201020_	10015303	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	33	0.03	0.22	50	10.4
23170201020_	10015304	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	71	0.17	7.39	51	34.1
23170201020_	10015306	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.06	0.28	63	7.9
23170201020_	10015307	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.01	0.38	57	6
23170201020_	10015308	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	3890	1.07	80.4	47	151.5
23170201020_	10015309	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	5	0.04	4.69	58	18.1
23170201020_	10015310	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	15	0.02	0.52	55	6.5
23170201020_	10015311	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.01	0.34	60	10.7
23170201020_	10015312	O	1/12/07	510090	719205	876	chan	2	PotKF	Mod	NR	7	0.07	0.98	59	9.1
23170201020_	10015313	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	7	0.14	6.39	61	12.2
23170201020_	10015314	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.03	8.32	56	4.5
23170201020_	10015315	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	7	0.05	2.67	50	11.4
23170201020_	10015316	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	34	0.11	12.9	53	16.4
23170201020_	10015317	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.03	8.27	58	12.6
23170201020_	10015318	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.08	1.86	53	6.7
23170201020_	10015319	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.07	0.32	54	12.4
23170201020_	10015320	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	43	0.1	0.38	52	18.3
23170201020_	10015321	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	12	0.23	10.9	49	19.9
23170201020_	10015322	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	8	0.06	0.62	54	3.6
23170201020_	10015323	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	10	0.06	7.98	55	7.5
23170201020_	10015324	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	33	0.07	0.29	54	9
23170201020_	10015326	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	8	0.07	0.51	60	5.3
23170201020_	10015327	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	51	0.15	0.82	51	11.9
23170201020_	10015328	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	89	0.31	0.45	52	39
23170201020_	10015329	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	39	0.08	0.71	48	14.6
23170201020_	10015331	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	212	0.33	6.37	30	48.5
23170201020_	10015332	O	1/12/07	510090	719205	876	chan	2	PotKF	Str	NR	379	0.9	1.14	31	103
23170201020_	10015333	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.09	0.26	61	6.7
23170201020_	10015334	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	5	0.05	0.43	58	7.1
23170201020_	10015335	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	29	0.08	0.27	57	10.5
23170201020_	10015336	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	11	0.07	1.49	60	4.8
23170201020_	10015337	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.06	1.1	65	22.2
23170201020_	10015338	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.09	8.53	63	4.8
23170201020_	10015339	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.05	0.4	73	8.8
23170201020_	10015340	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.09	20.2	51	29.4
23170201020_	10015341	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.05	0.38	59	5.6
23170201020_	10015342	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.06	0.39	60	3.4
23170201020_	10015343	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.17	0.32	62	9
23170201020_	10015344	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.04	0.37	65	4.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201020_	10015345	O	1/12/07	510090	719205	876	chan	2	PotKF	Wk	NR	2.5	0.06	0.34	60	7.3
23170201020_	10015346	O	1/12/07	510090	719205	876	chan	2	PotKF	Mod	NR	14	0.16	2.35	48	15.1
23170201020_	10015347	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	27	0.06	0.39	51	11.2
23170201020_	10015348	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.04	0.38	59	3.4
23170201020_	10015349	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	406	0.3	0.29	49	97.5
23170201020_	10015351	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	6	0.06	0.39	60	6.2
23170201020_	10015352	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	23	0.08	0.27	57	16.3
23170201020_	10015353	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	7	0.04	0.45	52	5.3
23170201020_	10015354	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	54	0.11	0.25	55	13.5
23170201020_	10015356	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	6	0.06	0.37	62	3.5
23170201020_	10015357	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	20	0.13	0.28	55	14.9
23170201020_	10015358	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	57	0.24	0.36	51	19
23170201020_	10015359	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.05	0.29	62	6
23170201020_	10015360	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.05	0.39	89	4
23170201020_	10015361	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.07	0.26	57	6.5
23170201020_	10015362	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	205	0.41	0.39	45	61.3
23170201020_	10015363	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	635	0.41	0.27	35	54.4
23170201020_	10015364	O	1/12/07	510090	719205	876	chan	2	QtzSer	Str	NR	478	0.51	1.07	31	78.6
23170201020_	10015365	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	118	0.24	0.29	41	23.6
23170201020_	10015366	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	18	0.1	1.28	57	7.4
23170201020_	10015367	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	57	0.08	0.31	56	6.2
23170201020_	10015368	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	10	0.06	0.28	60	4
23170201020_	10015369	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.09	0.65	57	4.1
23170201020_	10015370	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	26	0.05	0.22	56	5.7
23170201020_	10015371	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.07	0.42	59	3.6
23170201020_	10015372	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	2.5	0.07	0.28	54	5.6
23170201020_	10015373	O	1/12/07	510090	719205	876	chan	2	QtzSer	Mod	NR	8	0.07	0.62	58	10.9
23170201020_	10015374	O	1/12/07	510090	719205	876	chan	2	PotKF	Mod	NR	98	0.22	0.35	65	55.6
23170201020_	10015376	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	7	0.85	1.35	30	8.2
23170201020_	10015377	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	7	0.04	0.24	61	6.8
23170201020_	10015378	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.04	0.32	61	3.5
23170201020_	10015379	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.07	0.85	60	4.8
23170201020_	10015381	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	97	0.08	0.25	60	12.4
23170201020_	10015382	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	10	0.11	0.34	59	6.7
23170201020_	10015383	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	8	0.06	0.28	57	4.9
23170201020_	10015384	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.06	0.28	62	3.3
23170201020_	10015385	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.06	3	57	6.5
23170201020_	10015386	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	2.5	0.05	0.51	52	4.2
23170201020_	10015387	O	1/12/07	510090	719205	876	chan	2	QtzSer	Wk	NR	8	0.09	0.36	57	6.4
23170201020_	10015388	O	1/12/07	510090	719205	876	chan	2	NR	NR	NR	18	0.08	0.66	58	5
23170201021_	10015391	O	1/18/07	509755	719388	880	chan	2	Arg Sup	Str	NR	23	0.07	0.51	64	20.9
23170201021_	10015392	O	1/18/07	509755	719388	880	chan	2	Arg Sup	Str	NR	2.5	0.05	0.36	63	27.2
23170201021_	10015393	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	7	0.09	0.37	57	20.7
23170201021_	10015394	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	297	0.7	0.64	44	60.9
23170201021_	10015395	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	34	0.63	0.34	67	40.3
23170201021_	10015396	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	189	1.1	0.61	53	101

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201021_	10015397	O	1/18/07	509755	719388	880	chan	2	QtzSer	Mod	NR	27	0.17	0.36	42	11.3
23170201021_	10015398	O	1/18/07	509755	719388	880	chan	2	PotKF	Str	NR	169	3	0.58	32	95.6
23170201021_	10015399	O	1/18/07	509755	719388	880	chan	2	PotKF	Str	NR	189	1.37	0.39	35	97.8
23170201021_	10015401	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	14	0.08	0.44	48	27.2
23170201021_	10015402	O	1/18/07	509755	719388	880	chan	2	QtzSer	Mod	NR	66	0.09	0.32	46	17.3
23170201021_	10015403	O	1/18/07	509755	719388	880	chan	2	QtzSer	Mod	NR	18	0.11	0.37	47	19.6
23170201021_	10015404	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.03	0.36	44	8.4
23170201021_	10015406	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	75	0.12	0.3	48	9.4
23170201021_	10015407	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.04	0.4	42	5
23170201021_	10015408	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.3	59	6.7
23170201021_	10015409	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	23	0.1	0.39	42	10
23170201021_	10015410	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	10	0.06	0.36	47	15
23170201021_	10015411	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	512	1.25	0.48	27	338
23170201021_	10015412	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	470	0.47	0.22	40	94.4
23170201021_	10015413	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	501	0.5	0.44	33	169.5
23170201021_	10015414	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	146	0.2	0.32	35	24.5
23170201021_	10015415	O	1/18/07	509755	719388	880	chan	2	QtzSer	Mod	NR	82	0.2	0.41	35	23.6
23170201021_	10015416	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	176	0.75	0.29	30	68.8
23170201021_	10015417	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	118	0.64	0.52	32	161.5
23170201021_	10015418	O	1/18/07	509755	719388	880	chan	2	QtzSer	Str	NR	718	0.7	0.35	30	128
23170201021_	10015419	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	6	0.08	0.32	52	10.9
23170201021_	10015420	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.06	0.43	49	6.7
23170201021_	10015421	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	432	0.94	0.31	42	518
23170201021_	10015422	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	610	2.62	0.81	23	110.5
23170201021_	10015423	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	283	0.72	0.39	29	208
23170201021_	10015424	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	199	1.54	0.66	31	278
23170201021_	10015426	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.09	0.42	47	32.6
23170201021_	10015427	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	15	0.04	0.4	45	8
23170201021_	10015428	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	71	0.04	0.3	39	7
23170201021_	10015429	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	8	0.07	0.26	52	18.9
23170201021_	10015431	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	7	0.11	0.45	42	17.8
23170201021_	10015432	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	6	0.11	0.25	48	40
23170201021_	10015433	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	9	0.05	0.4	45	17
23170201021_	10015434	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.24	0.27	53	15.3
23170201021_	10015435	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.31	56	4.8
23170201021_	10015436	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.25	56	7.7
23170201021_	10015437	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.32	52	4.8
23170201021_	10015438	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.25	53	7.7
23170201021_	10015439	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.02	0.36	60	4.2
23170201021_	10015440	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.01	0.24	50	4.3
23170201021_	10015441	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.01	0.29	56	7.3
23170201021_	10015442	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.17	51	6
23170201021_	10015443	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.23	52	3.5
23170201021_	10015444	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.23	53	8.3
23170201021_	10015445	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.2	51	4
23170201021_	10015446	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.23	52	3.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201021_	10015447	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.19	50	4
23170201021_	10015448	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.49	47	9.4
23170201021_	10015449	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	6	0.04	0.26	42	7.8
23170201021_	10015451	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.26	46	2.7
23170201021_	10015452	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	2.5	0.03	0.33	42	5.2
23170201021_	10015453	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	11	0.06	2.58	40	3.4
23170201021_	10015454	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	9	0.13	1.16	41	11.4
23170201021_	10015456	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	7	0.06	0.34	43	13.4
23170201021_	10015457	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.05	0.29	51	7.6
23170201021_	10015458	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	14	0.1	0.34	40	14.6
23170201021_	10015459	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.06	0.23	45	7
23170201021_	10015460	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.26	48	4.5
23170201021_	10015461	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	102	0.11	0.2	46	11.4
23170201021_	10015462	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	58	0.05	0.29	47	9.2
23170201021_	10015463	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.18	52	6.1
23170201021_	10015464	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	5	0.06	0.29	54	6
23170201021_	10015465	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	53	0.08	0.24	49	8.9
23170201021_	10015466	O	1/18/07	509755	719388	880	chan	2	QtzSer	Mod	NR	360	0.21	0.55	47	31.3
23170201021_	10015467	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.23	46	6.4
23170201021_	10015468	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.29	54	4.8
23170201021_	10015469	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	17	0.06	0.28	49	9.6
23170201021_	10015470	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	139	0.09	0.23	45	16.2
23170201021_	10015471	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	13	0.09	0.32	49	6.2
23170201021_	10015472	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	10	0.04	0.3	48	8.1
23170201021_	10015473	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.04	0.26	42	4.6
23170201021_	10015474	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.05	0.22	47	6.1
23170201021_	10015476	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.05	0.34	45	5.4
23170201021_	10015477	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	10	0.1	0.25	47	17.5
23170201021_	10015478	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.06	0.35	47	5.9
23170201021_	10015479	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	274	0.14	0.3	50	14.5
23170201021_	10015481	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.06	0.35	53	5.5
23170201021_	10015482	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.25	51	5.8
23170201021_	10015483	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	285	0.11	0.29	47	8.1
23170201021_	10015484	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	38	0.11	13.1	45	25.9
23170201021_	10015485	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.21	0.36	45	9.7
23170201021_	10015486	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.27	36	6.9
23170201021_	10015487	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	13	0.06	0.33	49	6.6
23170201021_	10015488	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.14	0.26	54	40.4
23170201021_	10015489	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	11	0.07	0.36	44	5.3
23170201021_	10015490	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	2.5	0.47	0.47	38	60.5
23170201021_	10015491	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	110	0.09	0.44	42	17.8
23170201021_	10015492	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	18	0.16	0.35	35	40.1
23170201021_	10015493	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	25	0.82	0.53	34	142
23170201021_	10015494	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	151	0.42	0.63	33	88.8
23170201021_	10015495	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	34	0.12	0.29	41	30.5
23170201021_	10015496	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	110	0.21	0.43	53	50.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201021_	10015497	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	182	0.09	0.32	41	18.8
23170201021_	10015498	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	98	0.14	0.44	47	36.6
23170201021_	10015499	O	1/18/07	509755	719388	880	chan	2	QtzSer	Mod	NR	459	0.8	0.65	32	54.1
23170201021_	10010001	O	1/18/07	509755	719388	880	chan	2	PotKF	Str	NR	10100	61.9	145.5	14	4390
23170201021_	10010002	O	1/18/07	509755	719388	880	chan	2	PotKF	Str	NR	9840	14.8	403	30	771
23170201021_	10010003	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	64	0.83	1.1	31	124.5
23170201021_	10010004	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	1855	1.54	0.58	36	184
23170201021_	10010006	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	267	0.19	0.62	40	67.6
23170201021_	10010007	O	1/18/07	509755	719388	880	chan	2	PotKF	Mod	NR	869	0.69	0.4	30	153.5
23170201021_	10010008	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	13	0.06	0.37	46	7.8
23170201021_	10010009	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	79	0.03	0.32	50	5.1
23170201021_	10010010	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	77	0.05	0.4	51	5.7
23170201021_	10010011	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	10	0.05	0.34	49	7.4
23170201021_	10010012	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	46	0.12	0.41	48	7.2
23170201021_	10010013	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	12	0.06	0.36	36	15.1
23170201021_	10010014	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.39	50	3.6
23170201021_	10010015	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.25	49	4.4
23170201021_	10010016	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.05	0.41	52	6.1
23170201021_	10010017	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.23	52	6
23170201021_	10010018	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.36	50	4.9
23170201021_	10010019	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.05	0.29	50	14.6
23170201021_	10010020	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	9	0.06	0.34	49	14.8
23170201021_	10010021	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	72	0.15	0.41	45	27.2
23170201021_	10010022	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	10	0.05	0.28	49	6.9
23170201021_	10010023	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.04	0.46	49	4.5
23170201021_	10010024	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.02	0.29	50	5.9
23170201021_	10010026	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.03	0.31	51	8.8
23170201021_	10010027	O	1/18/07	509755	719388	880	chan	2	PotKF	Wk	NR	21	0.5	0.58	43	26.2
23170201021_	10010028	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	69	1.33	7.93	45	39.9
23170201021_	10010029	O	1/18/07	509755	719388	880	chan	2	QtzSer	Wk	NR	2.5	0.02	0.52	54	5.9
23170201021_	10010031	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	5	0.01	0.5	50	6.6
23170201021_	10010032	O	1/18/07	509755	719388	880	chan	2	NR	NR	NR	2.5	0.005	0.43	47	5
23170201022_	10010321	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	22	0.74	0.6	40	22.7
23170201022_	10010322	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	13	0.19	0.46	29	27.4
23170201022_	10010323	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	19	0.87	0.23	57	31.4
23170201022_	10010324	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	46	0.59	0.26	43	58
23170201022_	10010326	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	51	0.3	0.29	78	93.8
23170201022_	10010327	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	17	0.53	0.43	87	36.1
23170201022_	10010328	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	9	0.33	0.41	46	26.8
23170201022_	10010329	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	12	0.77	0.33	35	23.4
23170201022_	10010331	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	13	0.13	0.47	32	29.1
23170201022_	10010332	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	277	0.55	0.87	23	28.1
23170201022_	10010333	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	53	0.15	0.53	26	23.9
23170201022_	10010334	O	1/19/07	509202	719398	980	chan	2	Arg Sup	Str	NR	23	0.49	0.31	24	27.3
23170201022_	10010335	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	8	0.12	0.4	32	13.9
23170201022_	10010336	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.12	0.25	32	8.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201022_	10010337	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.05	0.4	32	7.2
23170201022_	10010338	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	7	0.15	0.31	26	46.5
23170201022_	10010339	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	68	2.71	0.8	29	32.9
23170201022_	10010340	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	45	0.56	0.32	23	41.6
23170201022_	10010341	O	1/19/07	509202	719398	980	chan	2	PotKF	Str	NR	41	0.41	0.42	20	24.4
23170201022_	10010342	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	78	0.34	0.29	21	36.2
23170201022_	10010343	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	133	0.3	0.38	35	48.8
23170201022_	10010344	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	53	0.11	0.23	26	50.4
23170201022_	10010345	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	14	0.2	0.44	30	33.3
23170201022_	10010346	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	336	1.35	1.42	27	10.9
23170201022_	10010347	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	41	0.21	0.38	27	11.7
23170201022_	10010348	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	18	0.12	0.23	27	16.4
23170201022_	10010349	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	11	0.05	0.45	31	7.1
23170201022_	10010351	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	97	0.13	0.38	29	11
23170201022_	10010352	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	69	0.07	0.32	31	13.2
23170201022_	10010353	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	87	0.07	0.46	29	14.2
23170201022_	10010354	O	1/19/07	509202	719398	980	chan	2	PotKF	Str	NR	47	0.14	0.47	35	13
23170201022_	10010356	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	10	0.12	0.41	31	18.6
23170201022_	10010357	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	2.5	0.06	0.3	38	12
23170201022_	10010358	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	2.5	0.07	0.39	26	7.3
23170201022_	10010359	O	1/19/07	509202	719398	980	chan	2	PotKF	Str	NR	27	0.21	0.44	16	18.6
23170201022_	10010360	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	15	0.27	0.49	16	19
23170201022_	10010361	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	78	0.3	1.5	14	26.9
23170201022_	10010362	O	1/19/07	509202	719398	980	chan	2	QtzSer	Str	NR	105	0.53	2.21	29	13.7
23170201022_	10010363	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	61	0.12	0.94	25	9.5
23170201022_	10010364	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	50	0.11	0.33	26	9.2
23170201022_	10010365	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	10	0.05	0.5	28	6.9
23170201022_	10010366	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	38	0.06	0.59	29	12.4
23170201022_	10010367	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	25	0.06	0.42	27	13.2
23170201022_	10010368	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	23	0.05	0.3	30	10.7
23170201022_	10010369	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.05	0.35	30	7.6
23170201022_	10010370	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	110	0.07	0.25	28	13.8
23170201022_	10010371	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	63	0.1	0.24	28	33
23170201022_	10010372	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	61	0.07	0.36	59	12.5
23170201022_	10010373	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	12	0.05	0.29	32	10.5
23170201022_	10010374	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.05	0.41	31	7.7
23170201022_	10010376	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	142	0.15	0.29	26	14.5
23170201022_	10010377	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	84	0.06	0.26	27	11.1
23170201022_	10010378	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	118	0.07	0.45	27	9.1
23170201022_	10010379	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	237	0.13	0.3	19	36.9
23170201022_	10010381	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	41	0.06	0.32	28	10.1
23170201022_	10010382	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	8	0.07	0.54	24	20
23170201022_	10010383	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	44	0.22	0.38	24	18.7
23170201022_	10010384	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	15	0.08	0.41	31	7.6
23170201022_	10010385	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	16	0.56	0.38	29	12.6
23170201022_	10010386	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	15	0.07	0.47	27	12.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201022_	10010387	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	173	0.09	0.34	24	19.3
23170201022_	10010388	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	2450	7.6	0.46	26	424
23170201022_	10010389	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	1635	2.14	0.63	14	481
23170201022_	10010390	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	282	0.93	0.51	19	67.8
23170201022_	10010391	O	1/19/07	509202	719398	980	chan	2	QtzSer	Str	NR	273	0.41	0.35	23	63.6
23170201022_	10010392	O	1/19/07	509202	719398	980	chan	2	QtzSer	Str	NR	602	0.61	0.51	15	75.6
23170201022_	10010393	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	752	0.28	0.27	18	57.8
23170201022_	10010394	O	1/19/07	509202	719398	980	chan	2	QtzSer	Str	NR	325	0.48	0.54	28	74
23170201022_	10010395	O	1/19/07	509202	719398	980	chan	2	QtzSer	Str	NR	280	0.56	0.36	28	28.2
23170201022_	10010396	O	1/19/07	509202	719398	980	chan	2	QtzSer	Str	NR	193	0.8	0.4	16	78.7
23170201022_	10010397	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	127	0.84	0.31	10	137
23170201022_	10010398	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	89	0.37	0.43	18	39.2
23170201022_	10010399	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	41	0.17	1.26	17	20
23170201022_	10010401	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	22	0.13	0.93	27	21
23170201022_	10010402	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	22	0.11	0.6	26	13.7
23170201022_	10010403	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	66	0.15	0.31	29	13.8
23170201022_	10010404	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	64	0.15	0.3	29	8.7
23170201022_	10010406	O	1/19/07	509202	719398	980	chan	2	Chl-Wk	Wk	NR	2.5	0.06	0.27	36	8.2
23170201022_	10010407	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	57	0.14	0.43	22	19
23170201022_	10010408	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	17	0.07	0.29	29	10.5
23170201022_	10010409	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	7	0.15	1.22	26	12.4
23170201022_	10010410	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	13	0.05	0.31	25	10.5
23170201022_	10010411	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	6	0.04	0.51	29	4.1
23170201022_	10010412	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	65	0.34	0.33	20	83
23170201022_	10010413	O	1/19/07	509202	719398	980	chan	2	PotKF	Str	NR	43	0.45	0.51	14	107
23170201022_	10010414	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	261	1.09	0.37	61	158
23170201022_	10010415	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.05	0.5	28	5.1
23170201022_	10010416	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.11	0.21	33	7.6
23170201022_	10010417	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	5	0.09	0.42	30	8.3
23170201022_	10010418	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	21	0.09	0.3	29	16.3
23170201022_	10010419	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	7	0.08	0.48	31	9.4
23170201022_	10010420	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.26	37	7.1
23170201022_	10010421	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.4	33	4.4
23170201022_	10010422	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.24	38	5.2
23170201022_	10010423	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	166	0.39	0.48	30	28.9
23170201022_	10010424	O	1/19/07	509202	719398	980	chan	2	PotKF	Str	NR	4810	14.05	0.28	13	774
23170201022_	10010426	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	3480	8.31	0.5	9	943
23170201022_	10010427	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	10	0.09	0.45	31	13.1
23170201022_	10010428	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	280	0.31	0.37	23	37.6
23170201022_	10010429	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	66	0.31	0.28	38	50
23170201022_	10010431	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	64	0.07	0.32	30	18.4
23170201022_	10010432	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	18	0.09	0.42	31	13.5
23170201022_	10010433	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	111	0.2	0.3	28	53.3
23170201022_	10010434	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	26	0.09	0.43	31	19.7
23170201022_	10010435	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	112	0.13	0.27	32	18.4
23170201022_	10010436	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.33	34	9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201022_	10010437	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.2	34	7.5
23170201022_	10010438	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	7	0.05	0.26	36	6.1
23170201022_	10010439	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.19	37	7.5
23170201022_	10010440	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.29	36	7.4
23170201022_	10010441	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.17	34	7.9
23170201022_	10010442	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.23	35	5.9
23170201022_	10010443	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.11	0.22	37	8.5
23170201022_	10010444	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.36	37	4.4
23170201022_	10010445	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.04	0.28	34	8.6
23170201022_	10010446	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	2.5	0.06	0.45	49	10.5
23170201022_	10010447	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	29	0.08	0.24	30	10.4
23170201022_	10010448	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	11	0.04	0.35	31	5.4
23170201022_	10010449	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.06	0.29	34	7.2
23170201022_	10010451	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.25	32	8.8
23170201022_	10010452	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.37	35	5
23170201022_	10010453	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.08	0.21	40	28.7
23170201022_	10010454	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.18	34	5.3
23170201022_	10010456	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	2.5	0.06	0.23	34	10.5
23170201022_	10010457	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.04	0.34	34	6.2
23170201022_	10010458	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.22	34	6.9
23170201022_	10010459	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.33	34	6.6
23170201022_	10010460	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.25	38	6.6
23170201022_	10010461	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	571	0.34	0.46	21	37.2
23170201022_	10010462	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	15	0.14	0.36	32	26.2
23170201022_	10010463	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.36	34	4.1
23170201022_	10010464	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.05	0.25	37	7.8
23170201022_	10010465	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.07	0.32	35	4.2
23170201022_	10010466	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.07	0.26	36	6.6
23170201022_	10010467	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.36	35	4.4
23170201022_	10010468	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	7	0.06	0.22	34	8
23170201022_	10010469	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.33	36	4.7
23170201022_	10010470	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	46	0.06	0.31	34	7.1
23170201022_	10010471	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.05	0.38	35	5.3
23170201022_	10010472	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.06	0.27	36	8.1
23170201022_	10010473	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	100	0.16	0.45	34	6.8
23170201022_	10010474	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	20	0.05	0.31	34	10
23170201022_	10010476	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	9	0.05	0.43	35	6.2
23170201022_	10010477	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.07	0.43	36	6.4
23170201022_	10010478	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	23	0.1	0.29	35	66
23170201022_	10010479	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.1	0.34	36	8.7
23170201022_	10010481	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.25	0.3	35	10
23170201022_	10010482	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	31	0.07	2.59	34	12.2
23170201022_	10010483	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.07	0.43	35	8.9
23170201022_	10010484	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.35	33	12.8
23170201022_	10010485	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.42	38	6.7
23170201022_	10010486	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.08	0.29	37	8.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201022_	10010487	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.07	0.5	36	6.4
23170201022_	10010488	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.27	35	6.8
23170201022_	10010489	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.07	0.4	37	3.7
23170201022_	10010490	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.09	0.23	36	7.3
23170201022_	10010491	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.37	35	3.7
23170201022_	10010492	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.2	33	6.6
23170201022_	10010493	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.33	34	9.2
23170201022_	10010494	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.19	35	6.9
23170201022_	10010495	O	1/19/07	509202	719398	980	chan	2	QtzSer	Mod	NR	2.5	0.06	0.13	37	9
23170201022_	10010496	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	373	0.28	0.12	29	28.2
23170201022_	10010497	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	7	0.08	0.1	34	11.3
23170201022_	10010498	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.07	0.08	36	5
23170201022_	10010499	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.13	36	3.1
23170201022_	10010501	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.06	0.15	34	4.8
23170201022_	10010502	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	6	0.07	0.13	36	4.5
23170201022_	10010503	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.09	39	4.6
23170201022_	10010504	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.09	36	6.1
23170201022_	10010506	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.12	36	4.1
23170201022_	10010507	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	6	0.08	0.12	34	8.4
23170201022_	10010508	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.03	0.08	36	5.8
23170201022_	10010509	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	12	0.06	0.13	37	8.2
23170201022_	10010510	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.1	39	6.3
23170201022_	10010511	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.05	0.11	36	4.5
23170201022_	10010512	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.09	36	4.6
23170201022_	10010513	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.11	35	5.3
23170201022_	10010514	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.03	0.07	34	4.6
23170201022_	10010515	O	1/19/07	509202	719398	980	chan	2	PotKF	Mod	NR	32	0.35	0.17	22	17.3
23170201022_	10010516	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	6	0.16	0.09	34	21.8
23170201022_	10010517	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.07	0.08	37	4.1
23170201022_	10010518	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.07	36	3.9
23170201022_	10010519	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.11	36	4
23170201022_	10010520	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.09	36	4.3
23170201022_	10010521	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.08	0.1	36	6.6
23170201022_	10010522	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.06	0.09	36	4.3
23170201022_	10010523	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.1	36	10.3
23170201022_	10010524	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	11	0.08	0.09	36	6.3
23170201022_	10010526	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	12	0.06	0.11	37	5.3
23170201022_	10010527	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	90	0.11	0.1	28	18
23170201022_	10010528	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.08	37	3.5
23170201022_	10010529	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.13	0.1	36	5.3
23170201022_	10010531	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	11	0.08	0.14	32	12
23170201022_	10010532	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	151	0.11	0.11	34	56
23170201022_	10010533	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	80	0.07	0.08	33	5
23170201022_	10010534	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.09	36	4
23170201022_	10010535	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.07	37	4.1
23170201022_	10010536	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.05	0.09	34	5.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201022_	10010537	O	1/19/07	509202	719398	980	chan	2	Ser	Wk	NR	2.5	0.03	0.05	40	2.5
23170201022_	10010538	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.08	0.12	39	23.5
23170201022_	10010539	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.06	0.08	36	6.7
23170201022_	10010540	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.09	0.09	36	45.2
23170201022_	10010541	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.05	0.07	41	8.2
23170201022_	10010542	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.09	35	3.9
23170201022_	10010543	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.07	0.08	33	5.1
23170201022_	10010544	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	16	0.31	0.1	33	6.3
23170201022_	10010545	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	6	0.05	0.19	37	2.7
23170201022_	10010546	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	6	0.05	0.08	37	2.2
23170201022_	10010547	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.07	33	2.9
23170201022_	10010548	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.09	34	2.7
23170201022_	10010549	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.09	34	3.8
23170201022_	10010551	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.12	0.08	33	17
23170201022_	10010552	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.07	33	3.9
23170201022_	10010553	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.13	33	3
23170201022_	10010554	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.04	0.09	34	3.3
23170201022_	10010556	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.05	0.1	33	3.5
23170201022_	10010557	O	1/19/07	509202	719398	980	chan	2	PotKF	Wk	NR	2.5	0.04	0.11	31	5.8
23170201022_	10010558	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.03	0.08	33	1.8
23170201022_	10010559	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	5	0.08	0.08	31	5.6
23170201022_	10010560	O	1/19/07	509202	719398	980	chan	2	QtzSer	Wk	NR	2.5	0.04	0.2	31	8.5
23170201022_	10010561	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	2.5	0.04	0.08	39	7.1
23170201022_	10010562	O	1/19/07	509202	719398	980	chan	2	NR	NR	NR	5	0.03	0.08	35	3.2
23170201023_	10010035	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	8	7.89	0.57	36	24.6
23170201023_	10010036	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	2.62	0.74	39	15
23170201023_	10010037	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	40	1.55	0.65	29	18.3
23170201023_	10010039	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	1.47	0.36	40	9.4
23170201023_	10010040	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.71	0.33	35	11.8
23170201023_	10010042	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.38	0.55	34	9.6
23170201023_	10010043	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.21	0.48	36	12.4
23170201023_	10010044	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.29	0.75	32	21.8
23170201023_	10010045	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.17	0.28	35	9.2
23170201023_	10010046	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.12	0.4	34	10.1
23170201023_	10010047	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.07	0.26	34	8.4
23170201023_	10010048	O	1/19/07	509205	719321	982	chan	2	Arg Sup	Wk	NR	2.5	0.03	0.43	34	9
23170201023_	10010049	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	23	0.05	0.7	33	14.7
23170201023_	10010051	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.03	0.38	36	5.7
23170201023_	10010052	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.22	37	5.4
23170201023_	10010053	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.04	0.27	38	5.8
23170201023_	10010054	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.02	0.3	33	4.2
23170201023_	10010056	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.06	0.33	38	26.5
23170201023_	10010057	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.07	0.22	36	9.1
23170201023_	10010058	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.08	0.31	37	21
23170201023_	10010059	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.01	0.27	34	8.4
23170201023_	10010060	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.01	0.29	34	5.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201023_	10010061	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.07	0.32	36	10
23170201023_	10010062	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.02	0.24	34	11.8
23170201023_	10010063	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.01	0.32	33	3.5
23170201023_	10010064	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	6	0.01	0.22	26	7.2
23170201023_	10010065	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.005	0.32	23	7.4
23170201023_	10010066	O	1/19/07	509205	719321	982	chan	2	Chl-Str	Chl-Str	NR	2.5	0.005	0.19	36	7.4
23170201023_	10010067	O	1/19/07	509205	719321	982	chan	2	Chl-Str	Chl-Str	NR	2.5	0.02	0.33	32	7.5
23170201023_	10010068	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.005	0.26	33	7.5
23170201023_	10010069	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.02	0.33	46	11.1
23170201023_	10010070	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.02	0.27	35	10.6
23170201023_	10010071	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.03	0.31	36	8.3
23170201023_	10010072	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.01	0.39	44	8.4
23170201023_	10010073	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.02	0.48	34	21.3
23170201023_	10010074	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.01	0.25	27	6.4
23170201023_	10010076	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	51	0.23	0.32	21	4.6
23170201023_	10010077	O	1/19/07	509205	719321	982	chan	2	Chl	Chl-Mod	NR	33	0.1	0.26	25	6.5
23170201023_	10010078	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	6	0.03	0.41	31	6.7
23170201023_	10010079	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	17	0.005	0.33	30	6.2
23170201023_	10010081	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	14	0.03	0.44	31	7.3
23170201023_	10010082	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	48	0.04	0.3	15	9.1
23170201023_	10010083	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	111	1.51	181	12	4.4
23170201023_	10010084	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	71	0.38	1.96	12	8.3
23170201023_	10010085	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	36	0.43	1.19	11	4.3
23170201023_	10010086	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	50	0.97	0.71	13	4
23170201023_	10010087	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	29	0.27	0.37	22	14.5
23170201023_	10010088	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	11	0.17	0.48	26	7.3
23170201023_	10010089	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	95	0.12	0.32	16	6.9
23170201023_	10010090	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	17	0.12	0.39	26	11.6
23170201023_	10010091	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	25	0.1	2.23	27	6.7
23170201023_	10010092	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	7	0.02	0.26	31	6.7
23170201023_	10010093	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.01	0.41	31	2.3
23170201023_	10010094	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	48	0.11	0.22	20	14.1
23170201023_	10010095	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	38	0.04	0.31	20	6.2
23170201023_	10010096	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	372	0.29	0.29	14	11.8
23170201023_	10010097	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	31	0.06	0.35	26	8.8
23170201023_	10010098	O	1/19/07	509205	719321	982	chan	2	Chl	Chl-Mod	NR	2.5	0.005	0.23	28	6.7
23170201023_	10010099	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	2.5	0.02	0.3	29	9.7
23170201023_	10010101	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	133	0.11	0.22	28	7.8
23170201023_	10010102	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	59	0.05	0.35	27	15.9
23170201023_	10010103	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	161	0.19	0.3	21	14.5
23170201023_	10010104	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	243	2.26	15	12	8.6
23170201023_	10010106	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	154	1.4	0.61	8	7.5
23170201023_	10010107	O	1/19/07	509205	719321	982	chan	2	QtzSer	Str	NR	79	0.3	0.3	18	21.1
23170201023_	10010108	O	1/19/07	509205	719321	982	chan	2	QtzSer	Str	NR	37	0.04	0.23	25	9.2
23170201023_	10010109	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	120	0.04	0.33	28	7.8
23170201023_	10010110	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	87	0.25	0.26	23	12.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201023_	10010111	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	9	0.07	10	24	11.8
23170201023_	10010112	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	42	0.18	1.25	22	9.1
23170201023_	10010113	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	81	7.7	0.26	15	25.8
23170201023_	10010114	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	78	0.59	0.5	17	12.9
23170201023_	10010115	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	2.5	0.04	0.26	32	6.8
23170201023_	10010116	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	2.5	0.01	0.28	32	4.4
23170201023_	10010117	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	6	0.06	0.24	26	7.3
23170201023_	10010118	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	2.5	0.08	0.3	25	5.9
23170201023_	10010119	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	43	0.68	1.03	28	8.4
23170201023_	10010120	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.03	0.31	27	3.7
23170201023_	10010121	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	2.5	0.04	0.3	31	18.2
23170201023_	10010122	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	6	0.02	0.37	29	6.4
23170201023_	10010123	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.04	0.23	25	5.4
23170201023_	10010124	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.11	0.3	33	4.7
23170201023_	10010126	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	21	0.04	0.2	31	7.4
23170201023_	10010127	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	16	0.04	4.27	29	8.3
23170201023_	10010128	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	51	0.13	0.21	21	35.1
23170201023_	10010129	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	30	0.13	0.24	27	19
23170201023_	10010131	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	15	0.12	0.23	27	11.9
23170201023_	10010132	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	6	0.06	0.32	34	8.2
23170201023_	10010133	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	6	0.05	0.22	34	7.4
23170201023_	10010134	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	60	0.75	0.27	17	36.4
23170201023_	10010135	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	152	0.42	0.34	15	36.1
23170201023_	10010136	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	252	0.57	0.41	10	27.3
23170201023_	10010137	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	325	0.73	0.29	16	98.2
23170201023_	10010138	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	23	0.25	0.37	28	11.9
23170201023_	10010139	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	11	0.04	0.22	30	7.7
23170201023_	10010140	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	32	0.05	0.39	30	5.2
23170201023_	10010141	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	43	0.04	0.26	29	17.1
23170201023_	10010142	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	58	0.1	0.35	31	11.1
23170201023_	10010143	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	31	0.17	0.32	30	16
23170201023_	10010144	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	25	0.23	0.35	29	11.5
23170201023_	10010145	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	20	0.08	0.25	28	9.8
23170201023_	10010146	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	8	0.05	0.41	33	6.2
23170201023_	10010147	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	5	0.03	0.24	27	7.4
23170201023_	10010148	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	30	0.09	0.34	35	6.5
23170201023_	10010149	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.1	0.19	32	6.3
23170201023_	10010151	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.11	0.28	32	5.6
23170201023_	10010152	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.18	34	7.1
23170201023_	10010153	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	15	0.02	0.88	33	6.2
23170201023_	10010154	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	98	0.03	0.37	28	6
23170201023_	10010156	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	266	0.12	0.46	24	15.2
23170201023_	10010157	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	8	0.1	0.34	32	8.2
23170201023_	10010158	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	22	0.03	0.42	31	4.4
23170201023_	10010159	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.08	0.24	30	7.5
23170201023_	10010160	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	84	0.1	0.45	32	7.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201023_	10010161	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.06	0.4	33	6.7
23170201023_	10010162	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.13	1.36	31	8.2
23170201023_	10010163	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	5	0.04	0.38	33	6.3
23170201023_	10010164	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	2.5	0.06	0.24	34	8.6
23170201023_	10010165	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.06	0.32	35	5.2
23170201023_	10010166	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.07	0.26	31	7
23170201023_	10010167	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.06	0.38	34	5.2
23170201023_	10010168	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.05	0.23	34	8.4
23170201023_	10010169	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.08	0.39	33	6.8
23170201023_	10010170	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.07	0.21	35	13.4
23170201023_	10010171	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.07	0.38	33	6.1
23170201023_	10010172	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.24	34	8.3
23170201023_	10010173	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.04	0.35	33	6
23170201023_	10010174	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	2.5	0.03	0.26	33	6.7
23170201023_	10010176	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	67	0.17	0.4	23	18.4
23170201023_	10010177	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	194	0.18	0.26	23	76.7
23170201023_	10010178	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	58	0.45	0.38	20	73.8
23170201023_	10010179	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	253	1.02	0.51	13	59.5
23170201023_	10010181	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	249	1.64	0.42	12	15.4
23170201023_	10010182	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	244	1.91	1.19	14	13.4
23170201023_	10010183	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	217	0.92	0.52	10	6.3
23170201023_	10010184	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	38	0.24	0.3	22	40.8
23170201023_	10010185	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	2.5	0.05	0.48	32	5.7
23170201023_	10010186	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	7	0.07	0.45	31	10.1
23170201023_	10010187	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	14	0.07	0.27	35	14.8
23170201023_	10010188	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	131	0.06	0.4	32	20
23170201023_	10010189	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.04	0.21	35	7.2
23170201023_	10010190	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.03	0.37	34	7.2
23170201023_	10010191	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	10	0.1	0.25	31	27.7
23170201023_	10010192	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.04	0.35	33	11
23170201023_	10010193	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.04	0.21	35	8.8
23170201023_	10010194	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.03	0.55	34	7.2
23170201023_	10010195	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	2.5	0.04	0.28	33	9.8
23170201023_	10010196	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	8	0.13	0.5	29	12.8
23170201023_	10010197	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	32	0.03	0.23	33	7.7
23170201023_	10010198	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.03	0.37	35	7.1
23170201023_	10010199	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	23	0.05	0.25	32	11.3
23170201023_	10010201	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.04	0.39	30	4.8
23170201023_	10010202	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	30	0.05	0.23	32	10
23170201023_	10010203	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.06	0.33	33	6.6
23170201023_	10010204	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	14	0.06	0.86	33	7.9
23170201023_	10010206	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	7	0.06	0.3	26	10
23170201023_	10010207	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	41	0.23	0.43	20	17.6
23170201023_	10010208	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.04	0.32	31	10.6
23170201023_	10010209	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	230	0.27	0.34	22	8.8
23170201023_	10010210	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	58	0.03	0.25	31	12.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201023_	10010211	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	86	0.09	0.32	31	12.1
23170201023_	10010212	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	34	0.28	0.43	21	43.3
23170201023_	10010213	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	19	0.21	0.29	25	23.7
23170201023_	10010214	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	87	0.42	0.49	25	17.3
23170201023_	10010215	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	1160	0.42	0.39	18	40.9
23170201023_	10010216	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	791	0.28	0.49	24	23.2
23170201023_	10010217	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	128	0.17	0.32	30	14.6
23170201023_	10010218	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.02	0.46	32	5.9
23170201023_	10010219	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	34	0.04	0.3	28	11
23170201023_	10010220	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	6	0.04	0.42	32	6.3
23170201023_	10010221	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	29	0.09	0.28	28	28.6
23170201023_	10010222	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	13	0.15	0.41	31	10.9
23170201023_	10010223	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.03	0.26	29	9.8
23170201023_	10010224	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	135	0.16	0.38	25	13.1
23170201023_	10010226	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	33	0.13	0.26	27	17.4
23170201023_	10010227	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	51	0.06	0.44	26	32.4
23170201023_	10010228	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	511	0.38	0.46	16	50
23170201023_	10010229	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	383	0.54	0.53	15	40.9
23170201023_	10010231	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	253	0.62	0.31	13	102
23170201023_	10010232	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	285	0.32	0.44	29	17.9
23170201023_	10010233	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	25	0.11	0.28	33	14.7
23170201023_	10010234	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.06	0.44	35	6.8
23170201023_	10010235	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.25	38	8
23170201023_	10010236	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.28	31	9.5
23170201023_	10010237	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	59	0.09	0.41	32	20
23170201023_	10010238	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	36	0.09	0.27	29	36.7
23170201023_	10010239	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	11	0.52	0.62	32	13.3
23170201023_	10010240	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.04	0.23	34	8.5
23170201023_	10010241	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	5	0.04	0.4	32	9.3
23170201023_	10010242	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.06	0.22	32	8.9
23170201023_	10010243	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.06	0.32	35	6.5
23170201023_	10010244	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.25	34	8.7
23170201023_	10010245	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.04	0.36	31	7.6
23170201023_	10010246	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.05	0.25	34	10
23170201023_	10010247	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.06	0.34	34	8.4
23170201023_	10010248	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	34	0.06	0.28	31	22
23170201023_	10010249	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.35	32	6
23170201023_	10010251	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.05	0.28	33	9.6
23170201023_	10010252	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.36	33	6.9
23170201023_	10010253	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.4	0.32	34	12
23170201023_	10010254	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.08	0.29	32	9.5
23170201023_	10010256	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.1	0.27	39	9.5
23170201023_	10010257	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.38	34	8.1
23170201023_	10010258	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.27	37	9.9
23170201023_	10010259	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	10	0.15	0.5	33	9.4
23170201023_	10010260	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	10	0.1	0.33	28	20.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201023_	10010261	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.05	0.3	35	13.7
23170201023_	10010262	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.07	0.41	35	5.4
23170201023_	10010263	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	11	0.06	0.28	33	13.6
23170201023_	10010264	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	75	0.08	0.6	32	14.4
23170201023_	10010265	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.05	0.22	36	9.6
23170201023_	10010266	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	2.5	0.04	0.33	36	7.8
23170201023_	10010267	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.08	0.24	36	11.5
23170201023_	10010268	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.09	0.41	38	11.6
23170201023_	10010269	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	68	0.11	0.29	33	13.6
23170201023_	10010270	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.06	0.4	36	4.5
23170201023_	10010271	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.08	0.24	37	7.3
23170201023_	10010272	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.12	0.5	34	8.6
23170201023_	10010273	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.1	0.22	31	11.9
23170201023_	10010274	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.06	0.33	35	6.9
23170201023_	10010276	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.07	0.22	36	11.9
23170201023_	10010277	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.08	0.61	36	9.8
23170201023_	10010278	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.12	0.25	37	27.3
23170201023_	10010279	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.04	0.22	36	5.8
23170201023_	10010281	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	2.5	0.35	0.26	30	24.7
23170201023_	10010282	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	2.5	0.09	0.42	28	28.6
23170201023_	10010283	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	25	0.7	0.31	25	158
23170201023_	10010284	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	253	0.79	0.44	21	295
23170201023_	10010285	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	261	23.5	0.5	18	567
23170201023_	10010286	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2010	53.1	3.82	48	5420
23170201023_	10010287	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	3840	30.2	0.67	10	802
23170201023_	10010288	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	3070	38.4	1.06	23	1210
23170201023_	10010289	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	1975	61.3	0.85	15	687
23170201023_	10010290	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	775	25.3	0.38	8	1250
23170201023_	10010291	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	270	7.83	1.23	53	660
23170201023_	10010292	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	15	0.16	0.23	31	31.1
23170201023_	10010293	O	1/19/07	509205	719321	982	chan	2	PotKF	Str	NR	11	0.24	0.43	33	76.7
23170201023_	10010294	O	1/19/07	509205	719321	982	chan	2	QtzSer	Mod	NR	174	0.19	0.26	35	24.5
23170201023_	10010295	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	128	0.15	0.41	38	11.7
23170201023_	10010296	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	30	0.1	0.29	35	13.1
23170201023_	10010297	O	1/18/07	509205	719321	982	chan	2	Ser	Wk	NR	55	0.14	0.48	29	19.2
23170201023_	10010298	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	58	0.09	0.31	33	12.1
23170201023_	10010299	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	32	0.05	0.38	36	8.9
23170201023_	10010301	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	125	0.16	0.27	36	13.9
23170201023_	10010302	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.08	0.4	38	5.6
23170201023_	10010303	O	1/19/07	509205	719321	982	chan	2	Ser	Mod	NR	22	0.07	0.43	37	9.2
23170201023_	10010304	O	1/19/07	509205	719321	982	chan	2	PotKF	Mod	NR	33	0.11	0.27	42	10
23170201023_	10010306	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.09	0.43	40	5.5
23170201023_	10010307	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.08	0.31	45	5.8
23170201023_	10010308	O	1/19/07	509205	719321	982	chan	2	Chl-Wk	Wk	NR	102	0.14	0.23	43	21.1
23170201023_	10010309	O	1/19/07	509205	719321	982	chan	2	QtzSer	Wk	NR	163	0.15	0.39	61	10.1
23170201023_	10010310	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.08	0.29	38	7.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201023_	10010311	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	2.5	0.07	0.6	40	9.6
23170201023_	10010312	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	6	0.06	0.47	43	4.7
23170201023_	10010313	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	2.5	0.08	0.29	71	8.6
23170201023_	10010314	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	8	0.06	0.44	41	5.5
23170201023_	10010315	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	275	0.17	0.44	38	20.2
23170201023_	10010316	O	1/19/07	509205	719321	982	chan	2	NR	NR	NR	115	0.15	0.32	39	18.3
23170201023_	10010317	O	1/19/07	509205	719321	982	chan	2	Ser	Wk	NR	61	0.18	0.41	42	9.1
23170201023_	10010318	O	1/19/07	509205	719321	982	chan	2	PotKF	Wk	NR	2.5	0.05	0.26	45	7.1
23170201024_	10010565	O	1/29/07	509835	719438	873	chan	2	Arg Sup	Str	NR	177	8.47	3.14	795	45.4
23170201024_	10010566	O	1/29/07	509835	719438	873	chan	2	Arg Sup	Str	NR	134	13	1.88	216	56.3
23170201024_	10010567	O	1/29/07	509835	719438	873	chan	2	Arg Sup	Mod	NR	11	0.58	0.4	61	8.7
23170201024_	10010568	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	912	0.75	0.27	53	21.6
23170201024_	10010569	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	60	0.05	0.13	48	8.1
23170201024_	10010570	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	90	0.06	0.12	45	6
23170201024_	10010571	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	100	0.06	0.14	44	22.5
23170201024_	10010572	O	1/29/07	509835	719438	873	chan	2	QtzSer	Str	NR	785	0.26	2.77	42	13.3
23170201024_	10010573	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	293	0.35	2.32	38	10.8
23170201024_	10010574	O	1/29/07	509835	719438	873	chan	2	QtzSer	Str	NR	1285	0.59	0.23	31	19.2
23170201024_	10010576	O	1/29/07	509835	719438	873	chan	2	QtzSer	Str	NR	293	0.08	0.09	48	13
23170201024_	10010577	O	1/29/07	509835	719438	873	chan	2	QtzSer	Str	NR	278	0.08	0.08	47	8.8
23170201024_	10010578	O	1/29/07	509835	719438	873	chan	2	QtzSer	Str	NR	66	0.01	0.09	46	20.6
23170201024_	10010579	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	133	0.04	0.3	50	8.6
23170201024_	10010581	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	116	0.06	0.14	45	9.4
23170201024_	10010582	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	230	0.09	0.11	45	8.5
23170201024_	10010583	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	8	0.02	0.13	48	2.9
23170201024_	10010584	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	83	0.13	0.11	46	10.3
23170201024_	10010585	O	1/29/07	509835	719438	873	chan	2	PotKF	Mod	NR	106	0.13	0.1	41	15.2
23170201024_	10010586	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	70	0.06	0.11	40	10.8
23170201024_	10010587	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	285	0.05	0.18	43	11.5
23170201024_	10010588	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	217	0.1	0.15	43	16.5
23170201024_	10010589	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	232	0.11	0.16	53	4.8
23170201024_	10010590	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	5	0.02	0.11	67	4
23170201024_	10010591	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	41	0.03	0.13	50	7.2
23170201024_	10010592	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.01	0.13	49	6.1
23170201024_	10010593	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	398	0.04	0.12	47	2.8
23170201024_	10010594	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	14	0.02	0.13	50	7.1
23170201024_	10010595	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.01	0.14	51	3.2
23170201024_	10010596	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.01	0.14	48	3.2
23170201024_	10010597	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	124	0.06	0.12	46	5.6
23170201024_	10010598	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	173	1.13	0.25	48	4.5
23170201024_	10010599	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	5	0.03	0.53	50	3.9
23170201024_	10010601	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	9	0.01	0.14	48	4.4
23170201024_	10010602	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	57	0.03	0.13	46	4
23170201024_	10010603	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	22	0.03	0.13	50	5.2
23170201024_	10010604	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	27	0.03	0.18	48	16.2
23170201024_	10010606	O	1/29/07	509835	719438	873	chan	2	PotKF	Str	NR	21	0.28	3.17	35	27.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201024_	10010607	O	1/29/07	509835	719438	873	chan	2	PotKF	Str	NR	25	0.9	0.64	29	12.1
23170201024_	10010608	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	68	0.04	0.18	47	5.4
23170201024_	10010609	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	13	0.03	0.15	48	5.6
23170201024_	10010610	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	8	0.02	0.13	50	5.2
23170201024_	10010611	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.02	0.13	45	3.9
23170201024_	10010612	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	62	0.05	0.15	44	11.6
23170201024_	10010613	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	7	0.03	0.15	43	3.4
23170201024_	10010614	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	18	0.05	0.36	43	8.2
23170201024_	10010615	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	23	0.03	0.19	45	8.7
23170201024_	10010616	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.08	0.16	42	13
23170201024_	10010617	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	19	0.04	0.17	48	11.5
23170201024_	10010618	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	7	0.06	0.13	18	5.5
23170201024_	10010619	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	19	0.05	0.12	46	17.9
23170201024_	10010620	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.03	0.18	45	4.8
23170201024_	10010621	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	5	0.01	0.12	44	3.9
23170201024_	10010622	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	6	0.02	0.15	51	5.7
23170201024_	10010623	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	125	0.03	0.12	48	9.1
23170201024_	10010624	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	12	0.02	0.14	46	4.9
23170201024_	10010626	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	6	0.03	0.13	48	8
23170201024_	10010627	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	6	0.02	0.12	48	9
23170201024_	10010628	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	5	0.04	0.15	47	16.3
23170201024_	10010629	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.03	0.33	46	15.2
23170201024_	10010631	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	8	0.1	3.2	43	20.8
23170201024_	10010632	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	6	0.02	0.13	48	4
23170201024_	10010633	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	25	0.13	0.13	46	4.3
23170201024_	10010634	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	7	0.03	0.14	47	9.9
23170201024_	10010635	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	10	0.13	0.14	40	23.8
23170201024_	10010636	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	10	0.04	0.13	50	4.3
23170201024_	10010637	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	5	0.03	0.16	50	4.7
23170201024_	10010638	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	6	0.02	0.11	47	5.1
23170201024_	10010639	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.03	0.13	42	4.3
23170201024_	10010640	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.1	0.14	49	10.4
23170201024_	10010641	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	7	0.06	5.88	47	14
23170201024_	10010642	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	5	0.03	0.16	49	3.8
23170201024_	10010643	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.02	0.16	50	4.6
23170201024_	10010644	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	74	0.15	0.17	49	6.8
23170201024_	10010645	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	18	0.08	0.15	41	6.8
23170201024_	10010646	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	44	0.82	0.13	44	9.8
23170201024_	10010647	O	1/29/07	509835	719438	873	chan	2	PotKF	Mod	NR	44	0.13	0.15	92	9
23170201024_	10010648	O	1/29/07	509835	719438	873	chan	2	QtzSer	Str	NR	130	0.37	0.17	27	5.2
23170201024_	10010649	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	134	0.1	0.13	41	7.4
23170201024_	10010651	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.04	0.15	48	7.9
23170201024_	10010652	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	30	0.05	0.11	46	5.9
23170201024_	10010653	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	30	0.05	0.11	50	3.8
23170201024_	10010654	O	1/29/07	509835	719438	873	chan	2	PotKF	Mod	NR	197	0.34	0.2	42	8.6
23170201024_	10010656	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	12	0.1	0.14	45	8.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201024_	10010657	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	35	0.08	0.13	51	10.1
23170201024_	10010658	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	91	0.07	0.11	50	8.8
23170201024_	10010659	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.05	0.12	52	6.3
23170201024_	10010660	O	1/29/07	509835	719438	873	chan	2	PotKF	Mod	NR	26	0.09	0.12	26	16.3
23170201024_	10010661	O	1/29/07	509835	719438	873	chan	2	PotKF	Mod	NR	12	0.17	0.21	42	21
23170201024_	10010662	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	2.5	0.07	0.13	49	5
23170201024_	10010663	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.07	0.13	53	13.8
23170201024_	10010664	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.05	0.16	49	4.5
23170201024_	10010665	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.08	0.12	50	3.5
23170201024_	10010666	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.06	0.2	49	3.9
23170201024_	10010667	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	2.5	0.06	0.18	45	4.5
23170201024_	10010668	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	22	0.12	0.17	76	50.6
23170201024_	10010669	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	96	0.07	0.11	48	7.4
23170201024_	10010670	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	123	0.12	0.12	43	16.4
23170201024_	10010671	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	708	0.38	0.09	31	27.5
23170201024_	10010672	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	116	0.08	0.13	50	11.6
23170201024_	10010673	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.09	0.14	54	31.7
23170201024_	10010674	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.05	0.14	51	5
23170201024_	10010676	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.06	0.11	54	10.9
23170201024_	10010677	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	6	0.11	0.14	51	4.6
23170201024_	10010678	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	48	0.11	0.13	49	4.7
23170201024_	10010679	O	1/29/07	509835	719438	873	chan	2	PotKF	Wk	NR	2.5	0.05	0.13	49	5.5
23170201024_	10010681	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	16	0.06	0.14	44	6.3
23170201024_	10010682	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	72	0.1	0.14	40	12.5
23170201024_	10010683	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	29	0.13	0.1	44	17.6
23170201024_	10010684	O	1/29/07	509835	719438	873	chan	2	QtzSer	Mod	NR	72	0.28	0.13	44	21.7
23170201024_	10010685	O	1/29/07	509835	719438	873	chan	2	PotKF	Str	NR	360	0.57	0.22	27	21.1
23170201024_	10010686	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	480	0.1	0.12	44	11.7
23170201024_	10010687	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	20	0.05	0.12	47	3.8
23170201024_	10010688	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	22	0.05	1.05	48	5.2
23170201024_	10010689	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.04	0.14	47	4.6
23170201024_	10010690	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.05	0.12	46	8.7
23170201024_	10010691	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	30	0.09	0.12	46	5.4
23170201024_	10010692	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.04	0.12	48	3.8
23170201024_	10010693	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.05	0.15	50	3.9
23170201024_	10010694	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.09	0.13	49	9
23170201024_	10010695	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.06	0.11	48	3.3
23170201024_	10010696	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	27	0.17	0.12	47	59.9
23170201024_	10010697	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	30	0.05	0.12	48	4.7
23170201024_	10010698	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.04	0.13	49	4.4
23170201024_	10010699	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.03	0.1	49	5.2
23170201024_	10010701	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.08	0.1	48	10.2
23170201024_	10010702	O	1/29/07	509835	719438	873	chan	2	NR	NR	NR	2.5	0.04	0.13	49	2.9
23170201024_	10010703	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	5	0.05	0.13	47	7
23170201024_	10010704	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	5	0.07	0.24	45	26.5
23170201024_	10010706	O	1/29/07	509835	719438	873	chan	2	QtzSer	Wk	NR	2.5	0.04	0.22	50	3.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201025_	10010889	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	921	0.74	1.34	43	77.6
23170201025_	10010890	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	744	0.15	0.7	33	54.8
23170201025_	10010891	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	269	0.09	0.42	29	60.2
23170201025_	10010892	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	164	0.09	0.14	25	51.6
23170201025_	10010893	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	1105	0.26	0.24	26	86.6
23170201025_	10010894	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	566	0.1	1	40	106.5
23170201025_	10010895	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	56	0.08	0.29	30	98.3
23170201025_	10010896	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	3150	1.02	0.27	16	79.2
23170201025_	10010897	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	2850	0.23	0.19	43	75.3
23170201025_	10010898	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	144	0.37	0.53	34	62
23170201025_	10010899	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	494	0.23	0.49	37	112.5
23170201025_	10010901	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	114	0.21	0.32	29	89
23170201025_	10010902	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	686	0.28	0.55	40	131
23170201025_	10010903	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	23	0.1	0.4	82	60.4
23170201025_	10010904	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	31	0.16	1.38	98	31
23170201025_	10010906	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	313	0.25	17.7	64	80.1
23170201025_	10010907	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	26	0.19	1.74	119	43.1
23170201025_	10010908	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Str	NR	134	0.89	2.04	94	108.5
23170201025_	10010909	O	2/12/07	510181	719290	922	chan	2	Arg Sup	Mod	NR	276	0.49	0.94	64	80.1
23170201025_	10010910	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	10100	19.95	1.27	30	166.5
23170201025_	10010911	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	499	0.57	0.12	50	38.4
23170201025_	10010912	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	240	0.21	0.14	49	52.1
23170201025_	10010913	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	295	0.52	0.12	47	118.5
23170201025_	10010914	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1815	1.19	0.21	47	175.5
23170201025_	10010915	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	86	0.14	0.15	48	22.4
23170201025_	10010916	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	676	0.49	2.08	47	50.2
23170201025_	10010917	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	678	0.4	0.21	44	30.2
23170201025_	10010918	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	155	0.19	0.15	36	23.1
23170201025_	10010919	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	118	0.12	0.1	32	16.7
23170201025_	10010920	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	704	0.54	0.29	41	91.5
23170201025_	10010921	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1500	1.51	1.06	39	252
23170201025_	10010922	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	174	0.24	0.1	44	57.4
23170201025_	10010923	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	5540	2.03	0.1	39	274
23170201025_	10010924	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	75	0.11	0.11	53	18.2
23170201025_	10010926	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1670	1.62	0.09	36	458
23170201025_	10010927	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	411	0.65	0.1	50	76.9
23170201025_	10010928	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	92	0.1	0.09	48	25.2
23170201025_	10010929	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	257	0.51	0.73	41	26.3
23170201025_	10010931	O	2/12/07	510181	719290	922	chan	2	QtzSer	Str	NR	398	1.32	1.33	38	30.5
23170201025_	10010932	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	19	0.04	0.12	52	6
23170201025_	10010933	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	6	0.06	0.13	60	3.9
23170201025_	10010934	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	92	0.15	0.13	57	51.3
23170201025_	10010935	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	30	0.04	0.13	57	5.4
23170201025_	10010936	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	573	0.47	0.11	46	52.2
23170201025_	10010937	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	255	0.64	0.12	50	58.5
23170201025_	10010938	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1180	2	0.12	45	671

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201025_	10010939	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	614	1.54	0.14	33	167
23170201025_	10010940	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	149	0.15	0.41	52	19.3
23170201025_	10010941	O	2/12/07	510181	719290	922	chan	2	Ser	Wk	NR	20	0.06	0.13	57	5.6
23170201025_	10010942	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	80	0.19	0.14	48	17.6
23170201025_	10010943	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	238	0.13	0.12	47	16.3
23170201025_	10010944	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	303	0.26	0.12	57	74.9
23170201025_	10010945	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	100	0.11	0.12	55	25.7
23170201025_	10010946	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	254	0.37	0.12	50	130
23170201025_	10010947	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	542	0.18	0.12	57	28.2
23170201025_	10010948	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	1525	1.09	0.15	56	185.5
23170201025_	10010949	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.04	0.13	59	2.1
23170201025_	10010951	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	216	0.2	0.13	55	27.8
23170201025_	10010952	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	690	0.27	0.12	49	97.8
23170201025_	10010953	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	27	0.13	0.12	54	34.5
23170201025_	10010954	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	692	0.79	0.13	52	403
23170201025_	10010956	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	122	0.41	0.15	54	88
23170201025_	10010957	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	6	0.03	0.12	68	3.6
23170201025_	10010958	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	17	0.08	0.17	63	9.5
23170201025_	10010959	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	195	0.66	0.15	59	21.1
23170201025_	10010960	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	6010	1.54	0.14	56	573
23170201025_	10010961	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	21	0.06	0.15	63	9.2
23170201025_	10010962	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	772	1.16	0.15	53	134
23170201025_	10010963	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.06	0.11	54	5.8
23170201025_	10010964	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	10	0.05	0.13	56	4.7
23170201025_	10010965	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	735	0.37	0.16	52	81.5
23170201025_	10010966	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	2580	1.46	0.66	53	436
23170201025_	10010967	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	594	0.5	0.16	52	41.2
23170201025_	10010968	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	55	0.06	0.13	51	10.6
23170201025_	10010969	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.03	0.13	55	3.6
23170201025_	10010970	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	11	0.13	23.4	52	9.6
23170201025_	10010971	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	71	0.13	0.8	45	40.4
23170201025_	10010972	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	36	0.09	0.22	51	9.9
23170201025_	10010973	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	731	0.38	2.61	53	25.5
23170201025_	10010974	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	142	0.16	31.2	58	29.5
23170201025_	10010976	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	662	0.45	0.28	43	176
23170201025_	10010977	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	2660	1.67	0.21	47	281
23170201025_	10010978	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.04	0.21	57	2.9
23170201025_	10010979	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	249	0.17	1.09	53	54.6
23170201025_	10010981	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	278	0.31	1.68	45	101
23170201025_	10010982	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	866	0.89	26	42	241
23170201025_	10010983	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1885	3.96	0.3	43	1420
23170201025_	10010984	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	1650	2	14.75	44	448
23170201025_	10010985	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	57	0.09	0.21	50	24.3
23170201025_	10010986	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	99	0.35	0.31	51	96.2
23170201025_	10010987	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	2850	0.93	16.55	43	251
23170201025_	10010988	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	427	0.37	0.19	47	105

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201025_	10010989	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	25	0.15	0.67	52	17
23170201025_	10010990	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	3120	3.85	0.38	45	373
23170201025_	10010991	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	136	0.13	0.13	47	27
23170201025_	10010992	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	326	0.21	0.71	46	37.6
23170201025_	10010993	O	2/12/07	510181	719290	922	chan	2	PotKF	Mod	NR	1835	2.9	0.33	26	502
23170201025_	10010994	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	144	0.2	0.15	42	65.4
23170201025_	10010995	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	910	2.24	61.3	30	160.5
23170201025_	10010996	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	436	0.59	0.53	41	108
23170201025_	10010997	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	314	0.85	0.31	34	78.1
23170201025_	10010998	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	361	0.47	0.22	51	79.8
23170201025_	10010999	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	5	0.12	0.16	57	7.9
23170201025_	10011501	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	307	0.33	5.68	53	11
23170201025_	10011502	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	18	0.09	0.3	49	14.8
23170201025_	10011503	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	11	0.04	0.21	51	9.9
23170201025_	10011504	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	6	0.04	0.19	53	4.8
23170201025_	10011506	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.08	0.16	55	3.3
23170201025_	10011507	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	139	0.21	0.12	51	77.8
23170201025_	10011508	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	684	0.36	0.68	41	52.9
23170201025_	10011509	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	1325	3.73	0.14	29	100.5
23170201025_	10011510	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1405	0.6	2.27	46	276
23170201025_	10011511	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	2880	6.71	0.41	41	243
23170201025_	10011512	O	2/12/07	510181	719290	922	chan	2	PotKF	Wk	NR	2430	1.97	0.15	50	79.5
23170201025_	10011513	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	327	0.2	0.11	49	32.7
23170201025_	10011514	O	2/12/07	510181	719290	922	chan	2	QtzSer	Mod	NR	1240	1.16	0.12	38	339
23170201025_	10011515	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	87	0.96	25.5	51	47.9
23170201025_	10011516	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	172	0.09	0.28	51	29.7
23170201025_	10011517	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	1055	0.53	4.29	50	70.5
23170201025_	10011518	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	93	0.06	0.17	54	12.4
23170201025_	10011519	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.02	0.22	54	5.3
23170201025_	10011520	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.02	0.12	48	3.7
23170201025_	10011521	O	2/12/07	510181	719290	922	chan	2	QtzSer	Wk	NR	3100	1.95	0.38	50	137
23170201025_	10011522	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.05	0.12	50	2.7
23170201025_	10011523	O	2/12/07	510181	719290	922	chan	2	NR	NR	NR	2.5	0.05	0.13	47	3.7
23170201026_	10010709	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	92	2.31	0.16	29	10.5
23170201026_	10010710	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	122	0.87	0.19	31	9.8
23170201026_	10010711	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	59	0.66	0.22	31	10.9
23170201026_	10010712	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	120	2.71	0.24	34	16.4
23170201026_	10010713	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	30	39.9	0.25	44	63.7
23170201026_	10010714	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	117	33.1	0.2	47	59.9
23170201026_	10010715	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	383	22.5	0.4	48	53.2
23170201026_	10010716	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	471	21.5	0.91	63	62.5
23170201026_	10010717	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	64	14	0.42	41	41
23170201026_	10010718	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	88	7.44	0.3	77	22.7
23170201026_	10010719	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	32	12.5	0.47	145	28
23170201026_	10010720	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	89	57	2.93	57	82.9
23170201026_	10010721	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	188	8.44	0.41	80	73

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201026_	10010722	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	128	0.88	0.29	90	34.3
23170201026_	10010723	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	43	0.18	0.16	92	44.1
23170201026_	10010724	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	27	0.15	0.39	103	24.1
23170201026_	10010726	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	87	0.49	0.43	32	57.4
23170201026_	10010727	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	163	4.4	29.2	44	52.7
23170201026_	10010728	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Str	NR	74	2.62	1.77	32	50.8
23170201026_	10010729	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	25	0.33	0.4	52	27.5
23170201026_	10010731	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	277	0.58	0.46	42	51.3
23170201026_	10010732	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	10	0.29	1.37	54	10.8
23170201026_	10010733	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Wk	NR	7	0.17	0.29	43	4.6
23170201026_	10010734	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Wk	NR	37	0.21	0.19	44	10.7
23170201026_	10010735	O	2/11/07	509338	719391	987	chan	2	Arg Sup	Mod	NR	31	0.05	0.19	40	5.7
23170201026_	10010736	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	1370	0.23	0.12	34	11.2
23170201026_	10010737	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	181	0.23	0.13	43	25.7
23170201026_	10010738	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	113	0.1	0.11	32	8.8
23170201026_	10010739	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	126	0.1	0.1	34	7.1
23170201026_	10010740	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	50	0.26	0.11	39	33.3
23170201026_	10010741	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	129	0.63	0.69	24	26.1
23170201026_	10010742	O	2/11/07	509338	719391	987	chan	2	PotKF	Str	NR	1545	23.5	48.7	59	21.2
23170201026_	10010743	O	2/11/07	509338	719391	987	chan	2	PotKF	Str	NR	1825	31.4	103	40	150
23170201026_	10010744	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	27	0.42	0.61	27	78.9
23170201026_	10010745	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	54	0.53	0.86	39	45.7
23170201026_	10010746	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	34	0.09	0.16	40	27.9
23170201026_	10010747	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	43	0.12	0.57	42	22.1
23170201026_	10010748	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	21	0.15	0.16	44	13.1
23170201026_	10010749	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	63	0.23	0.11	35	38
23170201026_	10010751	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.06	0.14	45	14.6
23170201026_	10010752	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	110	1.41	2	32	51.9
23170201026_	10010753	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	49	0.34	0.7	31	50.5
23170201026_	10010754	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	37	0.24	0.12	36	23.2
23170201026_	10010756	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	13	0.03	0.21	43	6.8
23170201026_	10010757	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	6	0.04	0.15	47	4.2
23170201026_	10010758	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	350	0.3	0.16	32	33.3
23170201026_	10010759	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	28	0.14	0.19	35	20.3
23170201026_	10010760	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	127	0.35	0.14	34	13.7
23170201026_	10010761	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	50	0.06	0.11	45	8.2
23170201026_	10010762	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	124	0.05	0.12	40	7.9
23170201026_	10010763	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.04	0.12	41	8.9
23170201026_	10010764	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	406	101	1.69	24	244
23170201026_	10010765	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	197	0.78	0.1	28	90.5
23170201026_	10010766	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	181	0.54	0.11	23	50.7
23170201026_	10010767	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	8170	3.66	33.3	29	684
23170201026_	10010768	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	192	0.15	0.27	42	23.1
23170201026_	10010769	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	47	0.11	8.77	38	16.3
23170201026_	10010770	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	39	0.05	0.14	43	10.4
23170201026_	10010771	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	7	0.04	0.13	45	4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201026_	10010772	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	21	0.07	0.12	35	7.9
23170201026_	10010773	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	10	0.11	0.11	38	8.8
23170201026_	10010774	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	717	0.42	4.87	34	18.7
23170201026_	10010776	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.04	0.15	37	7.1
23170201026_	10010777	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	23	0.03	0.11	40	4.9
23170201026_	10010778	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.05	0.12	42	7.2
23170201026_	10010779	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	13	0.02	0.11	42	3.6
23170201026_	10010781	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.07	0.11	39	9.8
23170201026_	10010782	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	43	0.09	0.12	41	15
23170201026_	10010783	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	458	4.76	84	32	14.9
23170201026_	10010784	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	18	0.2	3.23	36	8.1
23170201026_	10010785	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	2.5	0.03	0.3	40	3.2
23170201026_	10010786	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.02	0.13	42	2.8
23170201026_	10010787	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	5	0.04	11	46	12.2
23170201026_	10010788	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	9	0.09	24	43	4.6
23170201026_	10010789	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	208	0.17	2.88	32	13
23170201026_	10010790	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	564	1.24	86	16	17.7
23170201026_	10010791	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	203	0.67	1.18	21	36.9
23170201026_	10010792	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	61	0.15	0.33	34	18.2
23170201026_	10010793	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	682	0.35	0.14	33	35.3
23170201026_	10010794	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	199	0.89	1.1	25	44.8
23170201026_	10010795	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	91	0.25	0.09	35	53.1
23170201026_	10010796	O	2/11/07	509338	719391	987	chan	2	Ser	Wk	NR	54	0.35	0.21	36	88.5
23170201026_	10010797	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	112	0.3	0.09	33	25.5
23170201026_	10010798	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	72	0.36	0.17	33	17
23170201026_	10010799	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.09	0.12	43	3.5
23170201026_	10010801	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	340	0.08	0.1	41	21.1
23170201026_	10010802	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	287	0.65	0.09	32	33.8
23170201026_	10010803	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	14	0.05	0.11	38	5.8
23170201026_	10010804	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	66	0.05	0.11	45	6.6
23170201026_	10010806	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	43	0.07	0.1	41	8.4
23170201026_	10010807	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	181	0.09	0.12	37	11.4
23170201026_	10010808	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.05	0.1	44	5.2
23170201026_	10010809	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	5	0.03	0.11	43	3.6
23170201026_	10010810	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	59	1.25	0.11	39	12.8
23170201026_	10010811	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	2810	0.66	0.11	37	55.6
23170201026_	10010812	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	1860	0.72	0.09	26	170.5
23170201026_	10010813	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	125	0.16	0.1	35	30.1
23170201026_	10010814	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	1180	3.31	0.09	23	503
23170201026_	10010815	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	791	1.05	0.12	20	272
23170201026_	10010816	O	2/11/07	509338	719391	987	chan	2	QtzSer	Str	NR	1115	0.77	0.13	25	180
23170201026_	10010817	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	335	1.07	0.09	30	151.5
23170201026_	10010818	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	661	0.7	0.17	24	70.6
23170201026_	10010819	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	197	0.43	0.17	30	50
23170201026_	10010820	O	2/11/07	509338	719391	987	chan	2	PotKF	Str	NR	96	0.75	0.2	29	28.4
23170201026_	10010821	O	2/11/07	509338	719391	987	chan	2	PotKF	Str	NR	231	2.02	17.3	22	42.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201026_	10010822	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	628	0.51	0.19	31	40.3
23170201026_	10010823	O	2/11/07	509338	719391	987	chan	2	PotKF	Str	NR	132	0.32	9.26	33	23.8
23170201026_	10010824	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	322	0.42	0.39	25	50.9
23170201026_	10010826	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	319	0.37	0.13	30	69.5
23170201026_	10010827	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	46	0.09	0.12	42	13.6
23170201026_	10010828	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.03	0.1	44	6.6
23170201026_	10010829	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	16	0.12	0.1	46	7.5
23170201026_	10010831	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	6	0.09	0.13	35	5.8
23170201026_	10010832	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.07	0.1	42	5.5
23170201026_	10010833	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	2.5	0.05	0.11	44	7
23170201026_	10010834	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	320	0.43	0.08	35	16.3
23170201026_	10010835	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.06	0.11	45	5.9
23170201026_	10010836	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.05	0.1	45	6
23170201026_	10010837	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.05	0.1	40	12
23170201026_	10010838	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	11	0.06	0.1	43	6.5
23170201026_	10010839	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	267	0.12	0.16	39	32.7
23170201026_	10010840	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	7	0.05	0.1	44	9.5
23170201026_	10010841	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	2.5	0.05	0.1	43	10.7
23170201026_	10010842	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	18	0.24	1.93	41	7.6
23170201026_	10010843	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	103	0.4	1.84	37	8.6
23170201026_	10010844	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	55	0.11	0.12	42	9.5
23170201026_	10010845	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	76	0.04	0.13	44	4.9
23170201026_	10010846	O	2/11/07	509338	719391	987	chan	2	Ser	Wk	NR	2.5	0.03	0.13	46	4.5
23170201026_	10010847	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	23	0.14	0.29	42	10.4
23170201026_	10010848	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	82	0.22	0.37	38	20.7
23170201026_	10010849	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	89	0.29	0.13	38	35.6
23170201026_	10010851	O	2/11/07	509338	719391	987	chan	2	QtzSer	Mod	NR	118	0.16	0.14	39	9.2
23170201026_	10010852	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.04	0.12	47	4.5
23170201026_	10010853	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	40	0.06	0.1	44	11.2
23170201026_	10010854	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.14	0.1	44	3.9
23170201026_	10010856	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.09	0.17	46	2.9
23170201026_	10010857	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	8	0.02	0.11	41	2.1
23170201026_	10010858	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.04	0.13	46	3.5
23170201026_	10010859	O	2/11/07	509338	719391	987	chan	2	PotKF	Mod	NR	291	1.13	0.28	38	49.8
23170201026_	10010860	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	1540	0.71	0.15	71	30.6
23170201026_	10010861	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	21	0.08	0.14	41	7.1
23170201026_	10010862	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	6	0.04	0.13	44	2.9
23170201026_	10010863	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	20	0.08	0.17	43	3.3
23170201026_	10010864	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	13	0.06	0.11	43	4.8
23170201026_	10010865	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	2.5	0.06	0.22	41	5.7
23170201026_	10010866	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	166	0.99	0.13	45	25.1
23170201026_	10010867	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	338	0.35	0.14	40	28.8
23170201026_	10010868	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	73	0.05	0.12	43	9
23170201026_	10010869	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	74	0.07	0.14	40	9.3
23170201026_	10010870	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	41	0.05	0.11	38	7.6
23170201026_	10010871	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	39	0.06	0.14	42	4.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201026_	10010872	O	2/11/07	509338	719391	987	chan	2	QtzSer	Wk	NR	52	0.06	0.12	41	4.6
23170201026_	10010873	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	12	0.06	0.13	41	5.1
23170201026_	10010874	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	12	0.13	0.14	43	6.4
23170201026_	10010876	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	14	0.05	0.14	45	9.6
23170201026_	10010877	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	11	0.05	0.11	43	9.1
23170201026_	10010878	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	2.5	0.04	0.13	45	3.7
23170201026_	10010879	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	30	0.07	0.13	44	7.8
23170201026_	10010881	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	16	0.07	0.11	43	8.5
23170201026_	10010882	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	82	0.07	0.15	40	4.4
23170201026_	10010883	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	23	0.06	0.19	42	5.2
23170201026_	10010884	O	2/11/07	509338	719391	987	chan	2	PotKF	Wk	NR	52	0.5	9.66	41	8
23170201026_	10010885	O	2/11/07	509338	719391	987	chan	2	NR	NR	NR	9	0.05	0.17	43	4.2
23170201026_	10010886	O	2/12/07	509338	719391	987	chan	2	QtzSer	Wk	NR	2.5	0.04	0.15	43	63
23170201027_	10011689	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Str	NR	168	1.58	2.6	25	46.6
23170201027_	10011690	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Str	NR	217	0.5	2.11	23	43.3
23170201027_	10011691	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Str	NR	124	1.1	23.1	19	27.6
23170201027_	10011692	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Str	NR	67	41.7	5.23	20	71.9
23170201027_	10011693	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Str	NR	83	64.6	5.57	16	100.5
23170201027_	10011694	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Str	NR	95	101	2.14	25	180
23170201027_	10011695	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Wk	NR	34	15.6	0.26	36	38.2
23170201027_	10011696	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Wk	NR	2.5	0.7	0.17	35	13.3
23170201027_	10011697	O	2/12/07	509261	719508	904	chan	2	Arg Sup	Wk	NR	22	0.39	0.2	37	13.1
23170201027_	10011698	O	2/12/07	509261	719508	904	chan	2	Chl-Wk	Wk	NR	2.5	0.11	0.1	35	9.2
23170201027_	10011699	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	32	0.14	0.1	28	15.8
23170201027_	10011701	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	34	0.17	0.09	29	24.2
23170201027_	10011702	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	2.5	0.1	0.1	32	15.8
23170201027_	10011703	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	97	0.23	0.11	31	19.4
23170201027_	10011704	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	270	0.46	0.53	70	135.5
23170201027_	10011706	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	54	0.12	0.08	31	25.7
23170201027_	10011707	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1100	1.05	0.28	28	61.7
23170201027_	10011708	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	68	0.11	0.09	34	16
23170201027_	10011709	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	578	0.35	0.09	27	53.4
23170201027_	10011710	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	89	0.22	0.11	32	62.7
23170201027_	10011711	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	71	0.71	0.37	29	24.2
23170201027_	10011712	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	130	0.17	0.17	24	28.8
23170201027_	10011713	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	18	0.12	36	30	23.8
23170201027_	10011714	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	460	0.3	88.1	31	68.2
23170201027_	10011715	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	142	0.32	0.33	34	24.3
23170201027_	10011716	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	1095	0.89	0.27	33	23.4
23170201027_	10011717	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	167	0.18	0.18	36	19.3
23170201027_	10011718	O	2/12/07	509261	719508	904	chan	2	QtzSer	Mod	NR	440	1.39	0.13	30	74.9
23170201027_	10011719	O	2/12/07	509261	719508	904	chan	2	QtzSer	Mod	NR	520	0.63	0.15	30	68.2
23170201027_	10011720	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	915	0.64	0.11	31	92.7
23170201027_	10011721	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1590	2.23	0.1	228	224
23170201027_	10011722	O	2/12/07	509261	719508	904	chan	2	QtzSer	Mod	NR	10100	14.7	0.14	1260	271
23170201027_	10011723	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	3390	4.87	0.16	161	478

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201027_	10011724	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	4540	4.41	1.28	89	82.4
23170201027_	10011726	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1285	1.4	0.13	39	71.7
23170201027_	10011727	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	7190	4.92	0.27	44	251
23170201027_	10011728	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	5100	4.59	0.11	83	227
23170201027_	10011729	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	2680	5.11	0.22	79	261
23170201027_	10011731	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	7060	6.14	0.16	42	527
23170201027_	10011732	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	2630	0.99	0.15	106	116.5
23170201027_	10011733	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	2950	2.81	0.19	187	243
23170201027_	10011734	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	782	0.46	0.12	23	69.1
23170201027_	10011735	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	10100	5.61	0.14	28	55
23170201027_	10011736	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1655	0.8	0.16	26	38.1
23170201027_	10011737	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	792	0.61	0.1	26	49.3
23170201027_	10011738	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1140	0.95	0.39	23	57.9
23170201027_	10011739	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1060	0.47	0.12	27	52.9
23170201027_	10011740	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	713	2.03	0.35	26	143
23170201027_	10011741	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1065	0.73	0.12	23	78.6
23170201027_	10011742	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	620	0.38	0.12	29	74
23170201027_	10011743	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	2780	2.12	0.16	43	153
23170201027_	10011744	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	5010	2.66	0.13	35	250
23170201027_	10011745	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	716	0.5	0.19	50	115.5
23170201027_	10011746	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	3430	3.7	0.18	102	173.5
23170201027_	10011747	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	3840	4.52	0.19	73	409
23170201027_	10011748	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	2590	1.62	0.11	67	196
23170201027_	10011749	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	4910	2.89	0.15	29	279
23170201027_	10011751	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1700	1.8	0.32	17	106.5
23170201027_	10011752	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	961	0.71	0.11	27	77
23170201027_	10011753	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1180	1	0.1	52	63.2
23170201027_	10011754	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1510	1.05	0.24	42	160
23170201027_	10011756	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	10100	8.08	0.13	103	361
23170201027_	10011757	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	6780	6.32	0.15	20	428
23170201027_	10011758	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	10100	7.36	0.26	16	177.5
23170201027_	10011759	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	7750	4.76	0.11	54	142.5
23170201027_	10011760	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1365	1.69	0.16	227	142.5
23170201027_	10011761	O	2/12/07	509261	719508	904	chan	2	PotKF	Str	NR	4500	3.35	0.38	726	249
23170201027_	10011762	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	8260	3.75	0.17	1610	107
23170201027_	10011763	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	3790	3.01	0.09	196	314
23170201027_	10011764	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	3810	2.46	0.11	465	154
23170201027_	10011765	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	4240	2.61	0.1	165	273
23170201027_	10011766	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	3080	1.25	0.1	36	89.2
23170201027_	10011767	O	2/12/07	509261	719508	904	chan	2	PotKF	Str	NR	2190	0.99	0.07	66	83.8
23170201027_	10011768	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	856	0.43	0.08	41	76.2
23170201027_	10011769	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	308	0.24	0.09	28	44.1
23170201027_	10011770	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1190	0.6	0.12	24	133.5
23170201027_	10011771	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1080	0.45	0.11	23	103
23170201027_	10011772	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1495	0.67	0.09	26	80.9
23170201027_	10011773	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1605	1.08	0.09	25	96.5

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201027_	10011774	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1140	0.88	0.21	21	66.1
23170201027_	10011776	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1800	0.82	0.14	30	32.6
23170201027_	10011777	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	2530	1.16	0.14	16	51.5
23170201027_	10011778	O	2/12/07	509261	719508	904	chan	2	QtzSer	Mod	NR	1690	0.9	0.12	18	109.5
23170201027_	10011779	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	382	0.48	0.12	27	71.2
23170201027_	10011781	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	538	1.08	0.11	22	95.8
23170201027_	10011782	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	464	0.81	0.11	23	97.5
23170201027_	10011783	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	3740	1.5	0.36	22	156.5
23170201027_	10011784	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	327	0.37	0.2	29	38.8
23170201027_	10011785	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	246	0.15	0.09	35	27.9
23170201027_	10011786	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	201	0.43	0.34	30	94.6
23170201027_	10011787	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	479	0.45	0.11	24	74.3
23170201027_	10011788	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	171	0.26	1.05	14	51
23170201027_	10011789	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	295	0.44	0.09	20	171
23170201027_	10011790	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	161	2.3	0.22	21	86.3
23170201027_	10011791	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	243	0.16	0.44	23	46.9
23170201027_	10011792	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	23	0.18	0.44	18	37.1
23170201027_	10011793	O	2/12/07	509261	719508	904	chan	2	PotKF	Str	NR	266	0.66	1.59	14	24.1
23170201027_	10011794	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	349	0.29	0.18	29	90.8
23170201027_	10011795	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	105	0.92	0.62	23	119
23170201027_	10011796	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	3990	3.96	0.1	28	169.5
23170201027_	10011797	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	1855	1.84	0.09	25	153
23170201027_	10011798	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	10100	7.12	0.08	23	357
23170201027_	10011799	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	3290	2.84	0.08	18	277
23170201027_	10011801	O	2/12/07	509261	719508	904	chan	2	PotKF	Mod	NR	1285	0.99	0.12	21	208
23170201027_	10011802	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	2600	1.57	0.09	23	182.5
23170201027_	10011803	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	640	1.42	0.08	24	139.5
23170201027_	10011804	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	759	0.41	0.09	36	40.4
23170201027_	10011806	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	5340	1.73	0.09	30	227
23170201027_	10011807	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	638	0.24	0.08	35	42.1
23170201027_	10011808	O	2/12/07	509261	719508	904	chan	2	PotKF	Wk	NR	97	0.08	0.1	34	14
23170201027_	10011809	O	2/12/07	509261	719508	904	chan	2	QtzSer	Wk	NR	191	0.23	0.1	32	76.8
23170201028_	10012182	O	2/28/07	509374	719700	855	chan	2	Arg Sup	Str	NR	393	1.98	9.62	45	146.5
23170201028_	10012183	O	2/28/07	509374	719700	855	chan	2	Arg Sup	Str	NR	3270	2.94	1.55	53	426
23170201028_	10012184	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2600	4.35	0.82	21	60.5
23170201028_	10012185	O	2/28/07	509374	719700	855	chan	2	Arg Sup	Wk	NR	29	0.42	0.31	33	63.5
23170201028_	10012186	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	88	0.26	0.14	35	90.6
23170201028_	10012187	O	2/28/07	509374	719700	855	chan	2	Ser	Mod	NR	159	0.51	0.15	38	41.5
23170201028_	10012188	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	537	0.91	0.12	27	107
23170201028_	10012189	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	313	0.76	1.64	26	94.8
23170201028_	10012190	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	220	0.27	0.16	33	72.5
23170201028_	10012191	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.02	0.11	38	7.8
23170201028_	10012192	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	7	0.04	0.12	39	13.7
23170201028_	10012193	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	5	0.02	0.11	38	10.2
23170201028_	10012194	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.07	0.11	37	10.5
23170201028_	10012195	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	7	0.005	0.12	37	6.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201028_	10012196	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	32	0.24	0.16	35	29.1
23170201028_	10012197	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.01	0.1	40	6.8
23170201028_	10012198	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	22	0.02	0.11	40	9.4
23170201028_	10012199	O	2/28/07	509374	719700	855	chan	2	QzSer	Str	NR	2250	1.33	0.12	19	83.6
23170201028_	10012201	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	144	0.2	0.1	32	27
23170201028_	10012202	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.04	0.09	41	5.7
23170201028_	10012203	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	2.5	0.03	0.11	40	6.6
23170201028_	10012204	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.02	0.15	39	9.5
23170201028_	10012206	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.07	0.12	40	7
23170201028_	10012207	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	2.5	0.02	0.12	39	7.7
23170201028_	10012208	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	23	0.07	0.19	35	6.9
23170201028_	10012209	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.02	0.11	38	9.3
23170201028_	10012210	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	2.5	0.06	0.12	36	8.3
23170201028_	10012211	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	27	0.06	0.14	34	23.3
23170201028_	10012212	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	318	0.25	0.13	33	41.4
23170201028_	10012213	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	2.5	0.05	0.11	37	9.9
23170201028_	10012214	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	257	0.51	0.17	29	87.8
23170201028_	10012215	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.07	0.1	36	18.1
23170201028_	10012216	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	33	0.16	0.13	34	6.8
23170201028_	10012217	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.04	0.13	36	5.6
23170201028_	10012218	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	10	0.26	0.26	30	8.7
23170201028_	10012219	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.04	0.12	36	17.5
23170201028_	10012220	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.05	0.1	37	14.6
23170201028_	10012221	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.02	0.1	37	8
23170201028_	10012222	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	16	0.06	0.1	39	21.7
23170201028_	10012223	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.03	0.1	38	9.2
23170201028_	10012224	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.02	0.13	38	7.5
23170201028_	10012226	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	428	0.7	1.21	27	59
23170201028_	10012227	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	296	0.13	0.1	31	33.6
23170201028_	10012228	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	316	0.29	0.14	29	48.4
23170201028_	10012229	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	59	0.21	0.12	34	27.1
23170201028_	10012231	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	159	0.04	0.12	39	12.4
23170201028_	10012232	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.03	0.11	38	8.5
23170201028_	10012233	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.03	0.11	39	8.7
23170201028_	10012234	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.03	0.12	38	10.8
23170201028_	10012235	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.03	0.12	35	11.8
23170201028_	10012236	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	99	0.07	0.1	31	19.6
23170201028_	10012237	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.05	0.1	38	8.5
23170201028_	10012238	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.03	0.1	38	5.6
23170201028_	10012239	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	27	0.19	0.12	61	57
23170201028_	10012240	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.03	0.12	37	7.9
23170201028_	10012241	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.04	0.11	39	7.8
23170201028_	10012242	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.12	0.63	37	18.9
23170201028_	10012243	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	12	0.21	0.22	38	25.7
23170201028_	10012244	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	152	0.87	5.14	370	57.1
23170201028_	10012245	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.07	0.31	39	12.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201028_	10012246	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.06	0.17	42	12.1
23170201028_	10012247	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.14	0.12	45	15.9
23170201028_	10012248	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	95	0.13	0.15	42	18.6
23170201028_	10012249	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	8	0.07	0.82	61	25.7
23170201028_	10012251	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	432	0.29	1.01	56	27.6
23170201028_	10012252	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.11	0.71	36	24.9
23170201028_	10012253	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.06	0.54	42	27.1
23170201028_	10012254	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	48	0.04	0.14	41	17
23170201028_	10012256	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	216	0.26	0.11	37	71.9
23170201028_	10012257	O	2/28/07	509374	719700	855	chan	2	Ser	Mod	NR	214	0.19	0.11	41	34.5
23170201028_	10012258	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	837	1	0.15	42	37.3
23170201028_	10012259	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.07	0.41	45	16.7
23170201028_	10012260	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	64	0.04	0.34	39	14.8
23170201028_	10012261	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	2.5	0.005	0.13	43	6.5
23170201028_	10012262	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	1510	0.75	0.17	36	40.3
23170201028_	10012263	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	45	0.03	0.24	41	7.3
23170201028_	10012264	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	1520	0.45	0.09	38	75
23170201028_	10012265	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	289	0.41	14.35	37	56.4
23170201028_	10012266	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	7	0.03	0.23	44	12.6
23170201028_	10012267	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	14	0.005	0.11	41	20.3
23170201028_	10012268	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	298	0.15	0.81	36	79.2
23170201028_	10012269	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	17	0.01	6.83	41	21.7
23170201028_	10012270	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	118	0.69	8.86	32	73.4
23170201028_	10012271	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	1080	1.25	0.12	30	118.5
23170201028_	10012272	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	411	1.53	0.13	37	252
23170201028_	10012273	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	252	0.84	10.95	21	74
23170201028_	10012274	O	2/28/07	509374	719700	855	chan	2	Ser	Mod	NR	745	0.82	0.35	25	120
23170201028_	10012276	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	3250	4.52	1.72	19	141
23170201028_	10012277	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	10100	18.3	1.33	38	1340
23170201028_	10012278	O	2/28/07	509374	719700	855	chan	2	Ser	Mod	NR	86	0.72	0.29	23	63.9
23170201028_	10012279	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	418	1.59	24.3	30	50.7
23170201028_	10012281	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	866	1.88	5.61	35	281
23170201028_	10012282	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	174	0.46	0.74	31	44.8
23170201028_	10012283	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	165	0.17	0.54	33	25.8
23170201028_	10012284	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	75	0.21	1.26	29	49.2
23170201028_	10012285	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	82	0.18	4.45	33	17.4
23170201028_	10012286	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	29	0.1	0.18	36	25.4
23170201028_	10012287	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	464	0.62	0.19	23	82.6
23170201028_	10012288	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	132	0.27	0.44	31	15.3
23170201028_	10012289	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	123	0.21	0.16	36	17.9
23170201028_	10012290	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.03	0.25	37	5.6
23170201028_	10012291	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	2.5	0.04	0.15	42	6.5
23170201028_	10012292	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	29	0.12	0.14	38	12.6
23170201028_	10012293	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	44	0.07	0.13	39	12.5
23170201028_	10012294	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	76	0.06	0.16	39	13
23170201028_	10012295	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	174	0.23	1.42	29	17.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201028_	10012296	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	254	0.09	0.11	37	22.1
23170201028_	10012297	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	228	0.14	0.13	33	21.3
23170201028_	10012298	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	295	0.85	49.5	30	21.4
23170201028_	10012299	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.05	0.4	40	11.3
23170201028_	10014001	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.05	0.2	40	9.5
23170201028_	10014002	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	105	0.07	0.13	41	13.8
23170201028_	10014003	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.06	0.13	41	19.9
23170201028_	10014004	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	13	0.08	0.13	39	18.8
23170201028_	10014006	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	13	0.06	0.12	39	12.2
23170201028_	10014007	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	42	0.12	0.12	40	20.3
23170201028_	10014008	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.13	0.13	41	10
23170201028_	10014009	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	18	0.13	0.11	40	19.8
23170201028_	10014010	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	90	0.16	0.11	40	15.5
23170201028_	10014011	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	5	0.05	0.11	39	11.2
23170201028_	10014012	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	118	0.06	0.09	39	11.6
23170201028_	10014013	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	76	0.17	0.14	38	20.8
23170201028_	10014014	O	2/28/07	509374	719700	855	chan	2	Ser	Wk	NR	12	0.07	0.11	39	9.9
23170201028_	10014015	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	2.5	0.06	0.11	41	16.5
23170201028_	10014016	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	14	0.09	0.12	38	14.7
23170201028_	10014017	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	541	1.12	0.17	18	29.5
23170201028_	10014018	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	221	0.5	0.13	26	53.3
23170201028_	10014019	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	448	1.35	0.14	28	41.7
23170201028_	10014020	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	299	0.1	0.12	31	22.3
23170201028_	10014021	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	516	0.66	0.11	24	42
23170201028_	10014022	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	472	0.42	0.13	23	60.9
23170201028_	10014023	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	223	0.23	0.1	26	32.1
23170201028_	10014024	O	2/28/07	509374	719700	855	chan	2	QzSer	Str	NR	237	0.26	0.11	20	21.7
23170201028_	10014026	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	57	0.13	0.1	28	16.8
23170201028_	10014027	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	93	2.55	0.14	31	17.6
23170201028_	10014028	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	154	0.15	0.14	30	15.2
23170201028_	10014029	O	2/28/07	509374	719700	855	chan	2	QzSer	Mod	NR	127	0.32	0.11	31	35.8
23170201028_	10014031	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	434	0.88	0.18	14	34
23170201028_	10014032	O	2/28/07	509374	719700	855	chan	2	PotKF	Str	NR	182	0.77	0.26	18	8.2
23170201028_	10014033	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	494	0.4	0.11	29	17.3
23170201028_	10014034	O	2/28/07	509374	719700	855	chan	2	PotKF	Mod	NR	301	0.22	0.12	31	14.8
23170201028_	10014035	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	26	0.02	0.12	42	8.5
23170201028_	10014036	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	5	0.03	0.12	39	6.5
23170201028_	10014037	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	11	0.05	0.1	39	9.3
23170201028_	10014038	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.02	0.23	38	6.4
23170201028_	10014039	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	10	0.04	0.1	36	12.2
23170201028_	10014040	O	2/28/07	509374	719700	855	chan	2	NR	NR	NR	2.5	0.04	0.13	46	8.2
23170201028_	10014041	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	18	0.1	0.11	36	12.1
23170201028_	10014042	O	2/28/07	509374	719700	855	chan	2	PotKF	Wk	NR	107	0.17	0.41	37	18.9
23170201028_	10014043	O	2/28/07	509374	719700	855	chan	2	QzSer	Wk	NR	2.5	0.02	0.11	41	9.1
23170201029_	10011907	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Str	NR	286	14.6	2.5	27	59.4
23170201029_	10011908	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Str	NR	667	4.05	1.85	19	44.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201029_	10011909	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Str	NR	1060	2.28	0.5	34	103
23170201029_	10011910	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Mod	NR	720	0.6	0.28	54	111.5
23170201029_	10011911	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Mod	NR	679	4	0.38	47	102.5
23170201029_	10011912	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Wk	NR	257	0.18	0.2	55	32.7
23170201029_	10011913	O	2/18/07	509267	719520	915	chan	2	Arg Sup	Wk	NR	75	0.38	0.2	47	40.5
23170201029_	10011914	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	322	0.29	0.16	36	63.8
23170201029_	10011915	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	1670	1.06	0.27	56	68
23170201029_	10011916	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	1710	0.84	0.14	30	42.6
23170201029_	10011917	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	5	0.03	0.12	40	8.2
23170201029_	10011918	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	15	0.05	0.16	39	8.2
23170201029_	10011919	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	88	0.09	0.18	35	17.1
23170201029_	10011920	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	188	0.09	0.48	35	18.7
23170201029_	10011921	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	2.5	0.05	0.11	37	7.3
23170201029_	10011922	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	149	0.18	0.1	40	34
23170201029_	10011923	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	2.5	0.09	0.13	33	13.4
23170201029_	10011924	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	2.5	0.15	0.13	39	12.5
23170201029_	10011926	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	23	0.09	0.31	29	25.1
23170201029_	10011927	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	53	0.35	0.54	21	83.8
23170201029_	10011928	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	140	0.45	0.64	26	9.3
23170201029_	10011929	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	8	0.06	0.21	35	9.4
23170201029_	10011931	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	2.5	0.09	0.13	37	10.2
23170201029_	10011932	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	24	0.04	0.1	33	14.9
23170201029_	10011933	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	125	0.1	0.13	33	20.3
23170201029_	10011934	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	64	0.14	0.15	29	8.5
23170201029_	10011935	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	30	0.21	0.17	26	8.8
23170201029_	10011936	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.4	0.13	34	29.4
23170201029_	10011937	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.08	0.1	38	22.1
23170201029_	10011938	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	24	100	0.24	36	130.5
23170201029_	10011939	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	29	0.08	0.2	33	12
23170201029_	10011940	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	6	0.24	0.16	37	6.2
23170201029_	10011941	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	55	0.21	0.14	27	20.8
23170201029_	10011942	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	71	0.06	0.11	36	7.6
23170201029_	10011943	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	62	0.05	0.18	33	16
23170201029_	10011944	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	149	0.06	0.12	36	21.7
23170201029_	10011945	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	406	0.15	0.13	32	24.5
23170201029_	10011946	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	114	0.07	0.1	33	31.8
23170201029_	10011947	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	2.5	0.04	0.12	37	7.3
23170201029_	10011948	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	15	0.01	0.1	35	10.9
23170201029_	10011949	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	32	0.05	0.1	28	11.7
23170201029_	10011951	O	2/18/07	509267	719520	915	chan	2	Ser	Mod	NR	117	0.08	0.13	19	25
23170201029_	10011952	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	31	0.07	0.1	30	10.2
23170201029_	10011953	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	154	0.06	0.11	32	12.2
23170201029_	10011954	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	412	0.9	0.41	33	10.4
23170201029_	10011956	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	59	0.09	0.11	28	11.4
23170201029_	10011957	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	28	0.12	0.19	28	8.7
23170201029_	10011958	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.32	0.11	37	5.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201029_	10011959	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	145	0.16	0.61	32	29
23170201029_	10011960	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	14	0.15	1.48	34	113.5
23170201029_	10011961	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	1420	1.35	0.11	30	58.4
23170201029_	10011962	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	26	0.05	0.13	37	9.9
23170201029_	10011963	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	39	0.04	0.11	36	7.4
23170201029_	10011964	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	40	0.16	0.13	35	24.5
23170201029_	10011965	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	36	0.2	0.09	37	27.2
23170201029_	10011966	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	2.5	0.07	0.1	40	6.2
23170201029_	10011967	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	2.5	0.03	0.08	36	7.2
23170201029_	10011968	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	62	0.11	0.1	30	20.5
23170201029_	10011969	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	2.5	0.02	0.11	36	6.3
23170201029_	10011970	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	23	0.05	0.1	30	8.5
23170201029_	10011971	O	2/18/07	509267	719520	915	chan	2	Chl	Wk	NR	2.5	0.01	0.1	33	9.9
23170201029_	10011972	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	8	0.13	0.1	37	21.3
23170201029_	10011973	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	30	0.02	0.1	41	10.5
23170201029_	10011974	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	41	0.01	0.09	40	7.3
23170201029_	10011976	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	16	0.12	0.1	38	9.7
23170201029_	10011977	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	167	0.11	0.1	26	29.2
23170201029_	10011978	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	221	0.09	0.09	30	24.1
23170201029_	10011979	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	19	0.08	0.2	37	13.4
23170201029_	10011981	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	11	0.01	0.13	37	11.5
23170201029_	10011982	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	27	0.01	0.1	38	7.3
23170201029_	10011983	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	48	0.03	0.08	37	9.8
23170201029_	10011984	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	29	0.02	0.09	36	11.5
23170201029_	10011985	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.01	0.09	39	5.8
23170201029_	10011986	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	125	0.03	0.08	23	10.1
23170201029_	10011987	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	146	0.12	0.11	24	9.9
23170201029_	10011988	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	6	0.02	0.1	37	8.8
23170201029_	10011989	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	2.5	0.02	0.11	37	9.2
23170201029_	10011990	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	2.5	0.005	0.1	41	6.5
23170201029_	10011991	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	308	0.16	0.12	41	14.8
23170201029_	10011992	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	20	0.01	0.09	41	7.7
23170201029_	10011993	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	711	0.33	0.13	35	24.5
23170201029_	10011994	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	1580	1.33	0.13	32	65.6
23170201029_	10011995	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	636	0.35	0.1	40	30.7
23170201029_	10011996	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	11	0.04	0.22	41	12.6
23170201029_	10011997	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	78	0.05	0.1	39	16.8
23170201029_	10011998	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	7	0.01	0.08	44	8.2
23170201029_	10011999	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	2.5	0.01	0.07	44	7.7
23170201029_	10012001	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.02	0.1	41	6.2
23170201029_	10012002	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	5	0.02	0.1	43	9.2
23170201029_	10012003	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.03	0.09	39	11.9
23170201029_	10012004	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.03	0.1	43	9.9
23170201029_	10012006	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	1060	0.45	0.12	38	9.9
23170201029_	10012007	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	5	0.04	0.1	42	14
23170201029_	10012008	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	2.5	0.04	0.11	40	20.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201029_	10012009	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	90	0.2	0.47	30	65.2
23170201029_	10012010	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	223	0.28	0.1	27	23.2
23170201029_	10012011	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	117	0.23	0.1	34	38.4
23170201029_	10012012	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	195	0.08	0.13	33	41.7
23170201029_	10012013	O	2/18/07	509267	719520	915	chan	2	NR	NR	NR	212	0.1	0.1	38	19.5
23170201029_	10012014	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	149	0.2	0.12	36	27.3
23170201029_	10012015	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	560	0.33	0.09	30	41.6
23170201029_	10012016	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	456	1.53	15.35	17	92.4
23170201029_	10012017	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	234	0.3	0.14	26	47.2
23170201029_	10012018	O	2/18/07	509267	719520	915	chan	2	Ser	Mod	NR	939	0.25	0.11	29	42.5
23170201029_	10012019	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	3810	2.81	0.15	17	164.5
23170201029_	10012020	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	10100	7.39	0.55	25	72.9
23170201029_	10012021	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	5450	2.77	0.21	27	50.8
23170201029_	10012022	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	4510	2.9	0.3	15	40.1
23170201029_	10012023	O	2/18/07	509267	719520	915	chan	2	PotKF	Mod	NR	661	0.57	0.71	27	46.1
23170201029_	10012024	O	2/18/07	509267	719520	915	chan	2	QzSer	Mod	NR	4540	2.57	0.12	21	153
23170201029_	10012026	O	2/18/07	509267	719520	915	chan	2	PotKF	Wk	NR	730	0.54	0.12	33	44.2
23170201029_	10012027	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	279	0.13	0.09	36	36.9
23170201029_	10012028	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	61	0.04	0.1	48	20.2
23170201029_	10012029	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	327	0.11	0.1	35	27.2
23170201029_	10012031	O	2/18/07	509267	719520	915	chan	2	QzSer	Wk	NR	1500	1.42	0.18	30	352
23170201029_	10012032	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	11	0.05	0.09	39	13.8
23170201029_	10012033	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	22	0.04	0.1	38	10.3
23170201029_	10012034	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	46	0.04	0.11	38	15.5
23170201029_	10012035	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	298	0.13	0.11	32	13.4
23170201029_	10012036	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	19	0.05	0.11	39	24.9
23170201029_	10012037	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	44	0.07	0.26	41	26.5
23170201029_	10012038	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	310	0.24	0.17	40	35.7
23170201029_	10012039	O	2/18/07	509267	719520	915	chan	2	QzSer	Str	NR	2390	1.36	0.18	21	171.5
23170201029_	10012040	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	20	0.09	0.13	36	23.1
23170201029_	10012041	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	146	0.11	0.1	40	29.2
23170201029_	10012042	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	6	0.04	0.11	41	14.7
23170201029_	10012043	O	2/18/07	509267	719520	915	chan	2	Ser	Wk	NR	50	0.04	0.11	41	16.4
23170201030_	10012046	O	2/24/07	509201	719217	961	chan	2	Arg Sup	Str	NR	2.5	6.77	0.09	57	22.7
23170201030_	10012047	O	2/24/07	509201	719217	961	chan	2	Arg Sup	Str	NR	2.5	2.34	0.09	54	10.5
23170201030_	10012048	O	2/24/07	509201	719217	961	chan	2	Arg Sup	Str	NR	6	1.08	0.11	47	18.2
23170201030_	10012049	O	2/24/07	509201	719217	961	chan	2	Arg Sup	Str	NR	2.5	0.49	0.11	47	14.2
23170201030_	10012051	O	2/24/07	509201	719217	961	chan	2	Arg Sup	Mod	NR	46	0.31	0.16	34	18.9
23170201030_	10012052	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	1190	0.22	0.13	40	24.3
23170201030_	10012053	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	6	0.06	0.1	41	9.5
23170201030_	10012054	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.14	44	3.8
23170201030_	10012056	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	22	0.1	0.12	41	9.2
23170201030_	10012057	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	23	0.11	0.12	42	29.6
23170201030_	10012058	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.07	0.12	41	6.5
23170201030_	10012059	O	2/24/07	509201	719217	961	chan	2	Ser	Mod	NR	29	0.17	0.11	30	23.6
23170201030_	10012060	O	2/24/07	509201	719217	961	chan	2	QzSer	Str	NR	168	0.66	0.16	15	181

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201030_	10012061	O	2/24/07	509201	719217	961	chan	2	QzSer	Mod	NR	119	0.38	0.15	20	20.4
23170201030_	10012062	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.12	46	4.5
23170201030_	10012063	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.09	0.11	40	34.1
23170201030_	10012064	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.1	0.11	41	4.3
23170201030_	10012065	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	134	0.29	0.34	36	6.1
23170201030_	10012066	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	46	0.18	0.38	28	8.9
23170201030_	10012067	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	6	0.04	0.11	37	2.7
23170201030_	10012068	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	215	0.14	0.1	41	8.1
23170201030_	10012069	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.03	0.1	41	6.7
23170201030_	10012070	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.03	0.1	41	6.9
23170201030_	10012071	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.1	38	7.2
23170201030_	10012072	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.09	45	7.1
23170201030_	10012073	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	5	0.03	0.09	42	6.5
23170201030_	10012074	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	27	0.08	0.08	41	7.5
23170201030_	10012076	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	2.5	0.05	0.11	39	5
23170201030_	10012077	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.03	0.12	44	4.9
23170201030_	10012078	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	2.5	0.03	0.08	43	5.7
23170201030_	10012079	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	114	0.38	0.45	41	13.3
23170201030_	10012081	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.09	42	7.4
23170201030_	10012082	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.1	0.09	45	71.5
23170201030_	10012083	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.03	0.1	44	8.3
23170201030_	10012084	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.04	0.1	46	8
23170201030_	10012085	O	2/24/07	509201	719217	961	chan	2	QzSer	Mod	NR	113	0.13	0.08	43	43.4
23170201030_	10012086	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.07	0.08	47	26.4
23170201030_	10012087	O	2/24/07	509201	719217	961	chan	2	PotKF	Wk	NR	2.5	0.03	0.1	44	6.8
23170201030_	10012088	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.11	0.11	44	7.8
23170201030_	10012089	O	2/24/07	509201	719217	961	chan	2	QzSer	Str	NR	2110	0.81	0.59	22	75.4
23170201030_	10012090	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.06	0.12	46	6.6
23170201030_	10012091	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	58	0.11	0.1	40	16.3
23170201030_	10012092	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	32	0.12	0.11	47	4.9
23170201030_	10012093	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.05	0.11	45	7.5
23170201030_	10012094	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.06	0.16	47	4.4
23170201030_	10012095	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.05	0.1	44	5.8
23170201030_	10012096	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	2.5	0.07	0.12	46	10
23170201030_	10012097	O	2/24/07	509201	719217	961	chan	2	QzSer	Mod	NR	60	0.08	0.17	39	4.6
23170201030_	10012098	O	2/24/07	509201	719217	961	chan	2	Ser	Mod	NR	2.5	0.06	0.09	37	3.8
23170201030_	10012099	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.11	44	2.9
23170201030_	10012101	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.1	47	2.7
23170201030_	10012102	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.06	0.1	48	4
23170201030_	10012103	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.05	0.12	44	4
23170201030_	10012104	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.11	44	3.1
23170201030_	10012106	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	78	0.08	0.16	45	3.7
23170201030_	10012107	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	7	0.06	0.14	43	7.7
23170201030_	10012108	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.05	0.11	45	5.1
23170201030_	10012109	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.12	48	3.1
23170201030_	10012110	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.07	0.14	46	3.1

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201030_	10012111	O	2/24/07	509201	719217	961	chan	2	PotKF	Wk	NR	2.5	0.05	0.13	47	3.5
23170201030_	10012112	O	2/24/07	509201	719217	961	chan	2	PotKF	Mod	NR	26	0.06	0.1	42	7.1
23170201030_	10012113	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.12	47	3.8
23170201030_	10012114	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	20	0.06	0.1	44	5.8
23170201030_	10012115	O	2/24/07	509201	719217	961	chan	2	Ser	Mod	NR	52	0.07	0.12	41	16.8
23170201030_	10012116	O	2/24/07	509201	719217	961	chan	2	QzSer	Str	NR	965	0.62	0.51	26	5.8
23170201030_	10012117	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	38	0.07	0.12	43	8.6
23170201030_	10012118	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	22	0.05	0.11	43	5.5
23170201030_	10012119	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	18	0.24	0.11	44	5.4
23170201030_	10012120	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	19	0.05	0.11	41	7.6
23170201030_	10012121	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	21	0.07	0.11	44	4.4
23170201030_	10012122	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	5	0.05	0.1	45	3
23170201030_	10012123	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	6	0.07	0.1	41	4.6
23170201030_	10012124	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	12	0.18	0.1	35	60
23170201030_	10012126	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	102	0.17	0.11	31	7.9
23170201030_	10012127	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	9	0.1	1.16	38	18.2
23170201030_	10012128	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	5	0.05	0.1	41	8.6
23170201030_	10012129	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.06	0.11	42	3.3
23170201030_	10012131	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	7	0.08	0.11	41	6.3
23170201030_	10012132	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	10	0.11	0.1	24	14.1
23170201030_	10012133	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	18	0.05	0.1	42	7
23170201030_	10012134	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	8	0.06	0.12	41	6.1
23170201030_	10012135	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	21	0.07	0.12	41	7.6
23170201030_	10012136	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	42	0.06	0.1	40	13.8
23170201030_	10012137	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	26	0.07	0.11	39	17.8
23170201030_	10012138	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	7	0.05	0.15	39	5.3
23170201030_	10012139	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.14	43	8.4
23170201030_	10012140	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	10	0.06	0.11	39	4.4
23170201030_	10012141	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	51	0.05	0.44	40	6.5
23170201030_	10012142	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	16	0.05	2.54	43	3.2
23170201030_	10012143	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	23	0.07	2.39	33	4.8
23170201030_	10012144	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	12	0.04	0.27	37	6
23170201030_	10012145	O	2/24/07	509201	719217	961	chan	2	QzSer	Mod	NR	68	0.09	0.1	27	1.7
23170201030_	10012146	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.11	0.09	39	6.9
23170201030_	10012147	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	27	0.16	0.1	36	13.4
23170201030_	10012148	O	2/24/07	509201	719217	961	chan	2	QzSer	Wk	NR	124	0.15	0.08	37	7.5
23170201030_	10012149	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.12	42	3.5
23170201030_	10012151	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.05	0.12	43	5.8
23170201030_	10012152	O	2/24/07	509201	719217	961	chan	2	QzSer	Mod	NR	72	0.07	0.18	34	9.7
23170201030_	10012153	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	38	0.05	0.11	36	9.4
23170201030_	10012154	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	5	0.03	0.09	43	4.6
23170201030_	10012156	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.03	0.1	39	4.5
23170201030_	10012157	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.03	0.11	34	6.7
23170201030_	10012158	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.06	0.1	39	6.9
23170201030_	10012159	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.1	43	7.9
23170201030_	10012160	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.11	43	9.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201030_	10012161	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.11	44	8
23170201030_	10012162	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.1	43	6.4
23170201030_	10012163	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.06	0.11	39	6.7
23170201030_	10012164	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.11	43	8.9
23170201030_	10012165	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.1	42	5.5
23170201030_	10012166	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.11	42	17
23170201030_	10012167	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.05	0.12	40	7.5
23170201030_	10012168	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.11	42	9.3
23170201030_	10012169	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.15	0.12	41	11.3
23170201030_	10012170	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.09	45	10
23170201030_	10012171	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.03	0.09	42	8.2
23170201030_	10012172	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.1	44	6.6
23170201030_	10012173	O	2/24/07	509201	719217	961	chan	2	Ser	Wk	NR	2.5	0.04	0.1	47	6
23170201030_	10012174	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.04	0.1	44	10.1
23170201030_	10012176	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.08	0.11	44	11
23170201030_	10012177	O	2/24/07	509201	719217	961	chan	2	NR	NR	NR	2.5	0.05	0.12	43	9.2
23170201030_	10012178	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.05	0.11	43	6.1
23170201030_	10012179	O	2/24/07	509201	719217	961	chan	2	Chl	Wk	NR	2.5	0.04	0.1	42	8.5
23170201031_	10013953	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201031_	10013954	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	0.91	0.45	31	20.4
23170201031_	10013956	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	0.34	0.12	30	22.7
23170201031_	10013957	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	0.51	0.31	32	31.5
23170201031_	10013958	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	8	0.68	0.17	35	33.5
23170201031_	10013959	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	0.31	0.34	50	40.6
23170201031_	10013960	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	0.55	0.14	69	32.4
23170201031_	10013961	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	105	0.59	0.19	72	35.9
23170201031_	10013962	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	12	0.21	0.35	78	27.9
23170201031_	10013963	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	10	0.11	0.1	75	14.6
23170201031_	10013964	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	0.15	0.42	101	23.6
23170201031_	10013965	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	14	8.37	9.83	70	28.9
23170201031_	10013966	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	2.5	3.19	0.55	93	18.6
23170201031_	10013967	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	68	3.78	0.16	72	13.6
23170201031_	10013968	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Mod	NR	7	0.58	0.43	60	16.9
23170201031_	10013969	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201031_	10013970	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Mod	NR	7	0.48	0.15	49	6
23170201031_	10013971	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	69	3.63	6.35	43	36.3
23170201031_	10013972	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Str	NR	13	4.12	3.5	51	18.6
23170201031_	10013973	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Mod	NR	2.5	101	1.59	45	147.5
23170201031_	10013974	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	2.5	0.18	0.16	46	9.4
23170201031_	10013976	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	2.5	0.19	0.32	45	12.9
23170201031_	10013977	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	6	101	0.2	42	617
23170201031_	10013978	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	10	0.44	0.37	46	11.8
23170201031_	10013979	O	3/03/07	509300	719221	1010	chan	2	Ser	Wk	NR	2.5	0.39	0.13	41	7.4
23170201031_	10013981	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	2.5	0.16	0.12	42	31.1
23170201031_	10013982	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.26	42	6.9
23170201031_	10013983	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.17	0.11	43	8.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201031_	10013984	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Mod	NR	2.5	0.13	0.39	43	11
23170201031_	10013985	O	3/03/07	509300	719221	1010	chan	2	PotKF	Wk	NR	6	0.12	0.11	38	6
23170201031_	10013986	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.1	42	5.1
23170201031_	10013987	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.31	45	8.7
23170201031_	10013988	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.12	44	6.6
23170201031_	10013989	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.26	45	8.9
23170201031_	10013990	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.15	0.12	42	7.6
23170201031_	10013991	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.06	0.12	44	7.1
23170201031_	10013992	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.37	42	8.6
23170201031_	10013993	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.1	0.11	43	5
23170201031_	10013994	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	2.5	0.05	0.27	43	7.8
23170201031_	10013995	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	2.5	0.03	0.13	42	6.5
23170201031_	10013996	O	3/03/07	509300	719221	1010	chan	2	Arg Sup	Wk	NR	2.5	0.04	0.12	42	9.1
23170201031_	10013997	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.33	39	6.6
23170201031_	10013998	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	7	0.04	0.12	43	5.9
23170201031_	10013999	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	1.13	44	9.6
23170201031_	10014044	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.09	44	5.7
23170201031_	10014045	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.08	0.17	44	8.2
23170201031_	10014046	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	18	0.04	0.29	40	12.8
23170201031_	10014047	O	3/03/07	509300	719221	1010	chan	2	Ser	Wk	NR	8	0.05	0.1	43	6.7
23170201031_	10014048	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	699	1.04	0.12	42	16.6
23170201031_	10014049	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	5	0.04	0.12	43	5.6
23170201031_	10014051	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	10	0.04	0.12	44	4.3
23170201031_	10014052	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.09	43	3.9
23170201031_	10014053	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.09	46	4.4
23170201031_	10014054	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.08	43	5
23170201031_	10014056	O	3/03/07	509300	719221	1010	chan	2	PotKF	Wk	NR	2.5	0.07	0.12	42	5.6
23170201031_	10014057	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.23	44	9.7
23170201031_	10014058	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.09	44	3.6
23170201031_	10014059	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.1	0.23	45	7.9
23170201031_	10014060	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.14	42	4.4
23170201031_	10014061	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.21	40	6
23170201031_	10014062	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	5	0.04	0.09	42	4.3
23170201031_	10014063	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.22	45	14
23170201031_	10014064	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	2.5	0.06	0.08	42	12.6
23170201031_	10014065	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	54	0.19	0.25	39	108
23170201031_	10014066	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.11	42	6.8
23170201031_	10014067	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.23	42	6
23170201031_	10014068	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.06	0.1	40	8
23170201031_	10014069	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.2	42	8.7
23170201031_	10014070	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	13	0.04	0.09	46	12.3
23170201031_	10014071	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.22	45	6.9
23170201031_	10014072	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.03	0.08	42	5.3
23170201031_	10014073	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	12	0.04	0.24	42	7.5
23170201031_	10014074	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	5	0.1	0.08	40	29.5
23170201031_	10014076	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	60	0.05	0.18	44	7.6

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201031_	10014077	O	3/03/07	509300	719221	1010	chan	2	Ser	Wk	NR	11	0.12	0.08	39	7.8
23170201031_	10014078	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.18	44	6
23170201031_	10014079	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.02	0.09	42	3.5
23170201031_	10014081	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	40	0.06	0.14	46	5.8
23170201031_	10014082	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	5	0.05	0.21	47	7.2
23170201031_	10014083	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.1	49	4.7
23170201031_	10014084	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.22	47	6.4
23170201031_	10014085	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.12	46	4.5
23170201031_	10014086	O	3/03/07	509300	719221	1010	chan	2	QzSer	Mod	NR	49	0.22	28.1	41	21.9
23170201031_	10014087	O	3/03/07	509300	719221	1010	chan	2	QzSer	Mod	NR	230	0.43	0.44	38	15.3
23170201031_	10014088	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	14	0.05	0.28	43	10.3
23170201031_	10014089	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	14	0.07	0.11	27	11.4
23170201031_	10014090	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	13	0.09	1.14	39	13.5
23170201031_	10014091	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.11	48	5.8
23170201031_	10014092	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.24	46	6.6
23170201031_	10014093	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.14	0.1	47	6
23170201031_	10014094	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	2.5	0.08	0.23	44	7.3
23170201031_	10014095	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	10	0.06	0.21	46	12.8
23170201031_	10014096	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	272	0.11	0.2	44	18.4
23170201031_	10014097	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.09	47	5.3
23170201031_	10014098	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	7	0.04	0.21	46	6.4
23170201031_	10014099	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.16	45	5.8
23170201031_	10014101	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.06	0.19	47	7
23170201031_	10014102	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	10	0.05	0.1	47	5.1
23170201031_	10014103	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	31	0.08	0.21	48	9.3
23170201031_	10014104	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	9	0.06	0.11	45	9.5
23170201031_	10014106	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.1	45	5.5
23170201031_	10014107	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	9	0.05	0.23	46	11
23170201031_	10014108	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	86	0.06	0.1	47	11.5
23170201031_	10014109	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.05	0.23	49	7.9
23170201031_	10014110	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	22	0.05	0.1	42	8.4
23170201031_	10014111	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.2	45	6.9
23170201031_	10014112	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.13	45	5
23170201031_	10014113	O	3/03/07	509300	719221	1010	chan	2	NR	NR	NR	2.5	0.04	0.22	42	6.2
23170201031_	10014114	O	3/03/07	509300	719221	1010	chan	2	QzSer	Wk	NR	5	0.04	0.08	43	5.4
23170201032_	10014117	O	4/01/07	509487	719690	862	chan	2	Arg Sup	Str	NR	386	34.7	1.15	34	126.5
23170201032_	10014118	O	4/01/07	509487	719690	862	chan	2	Arg Sup	Str	NR	673	3.23	0.15	40	96
23170201032_	10014119	O	4/01/07	509487	719690	862	chan	2	Arg Sup	Str	NR	66	1.42	0.31	44	41.5
23170201032_	10014120	O	4/01/07	509487	719690	862	chan	2	Arg Sup	Str	NR	10100	4.03	0.17	42	141
23170201032_	10014121	O	4/01/07	509487	719690	862	chan	2	Arg Sup	Mod	NR	530	0.9	0.09	36	35.6
23170201032_	10014122	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	259	0.2	0.26	39	47.3
23170201032_	10014123	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	37	0.18	0.08	39	43.6
23170201032_	10014124	O	4/01/07	509487	719690	862	chan	2	QzSer	Mod	NR	1830	1	0.27	32	183
23170201032_	10014126	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	9	0.06	0.08	35	18.9
23170201032_	10014127	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.25	41	13.3
23170201032_	10014128	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.02	0.1	39	8.1

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201032_	10014129	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	178	0.09	0.09	35	33.8
23170201032_	10014131	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	42	0.06	0.1	40	12.8
23170201032_	10014132	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	112	0.42	1.1	42	99.6
23170201032_	10014133	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	185	0.23	0.17	38	26.5
23170201032_	10014134	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.26	42	12.3
23170201032_	10014135	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.08	41	10.6
23170201032_	10014136	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	6	0.14	0.26	41	66.8
23170201032_	10014137	O	4/01/07	509487	719690	862	chan	2	PotKF	Mod	NR	294	0.21	0.08	35	60.6
23170201032_	10014138	O	4/01/07	509487	719690	862	chan	2	QzSer	Mod	NR	407	0.56	0.26	33	74.5
23170201032_	10014139	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	40	0.22	0.2	38	55.3
23170201032_	10014140	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.25	45	15
23170201032_	10014141	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.06	0.08	42	11.7
23170201032_	10014142	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	5	0.05	0.21	44	16.5
23170201032_	10014143	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.05	0.07	42	9.7
23170201032_	10014144	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	10	0.06	0.27	38	20.2
23170201032_	10014145	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	26	0.1	0.09	40	11.5
23170201032_	10014146	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	16	0.05	0.1	38	10
23170201032_	10014147	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	9	0.07	0.28	41	20.3
23170201032_	10014148	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	15	0.1	0.39	42	20.4
23170201032_	10014149	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	115	0.09	0.09	37	20.8
23170201032_	10014151	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	134	0.09	0.09	38	17.1
23170201032_	10014152	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	8	0.05	0.21	43	9.3
23170201032_	10014153	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	5	0.08	0.1	42	22.5
23170201032_	10014154	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.05	0.25	42	11.2
23170201032_	10014156	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.13	0.19	43	16.5
23170201032_	10014157	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	16	0.15	0.22	42	38.7
23170201032_	10014158	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	6	0.07	0.09	42	15.2
23170201032_	10014159	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.07	0.11	42	7.4
23170201032_	10014160	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	9	0.05	0.42	43	14.6
23170201032_	10014161	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.05	0.09	41	7.7
23170201032_	10014162	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	14	0.07	0.34	40	15.8
23170201032_	10014163	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	235	0.21	0.08	37	27
23170201032_	10014164	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	62	0.18	0.41	37	35
23170201032_	10014165	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	8	0.05	0.17	40	9.8
23170201032_	10014166	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	20	0.08	0.41	39	19.6
23170201032_	10014167	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	38	0.1	0.1	37	17.9
23170201032_	10014168	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	90	0.18	0.43	34	49.1
23170201032_	10014169	O	4/01/07	509487	719690	862	chan	2	PotKF	Mod	NR	424	1.15	0.41	34	166
23170201032_	10014170	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	10	0.05	0.09	40	13.2
23170201032_	10014171	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	65	0.06	0.36	38	16.6
23170201032_	10014172	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	15	0.09	0.1	40	15
23170201032_	10014173	O	4/01/07	509487	719690	862	chan	2	QzSer	Mod	NR	399	0.37	0.4	32	54.1
23170201032_	10014174	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	45	0.07	0.14	45	7.9
23170201032_	10014176	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	19	0.13	0.4	43	19
23170201032_	10014177	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	215	0.42	0.11	40	91.9
23170201032_	10014178	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	14	0.08	0.41	40	15.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201032_	10014179	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.1	40	3.9
23170201032_	10014181	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.13	0.12	37	11.8
23170201032_	10014182	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	6	0.05	0.36	38	18.3
23170201032_	10014183	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	17	0.05	0.11	39	8.9
23170201032_	10014184	O	4/01/07	509487	719690	862	chan	2	QzSer	Str	NR	1880	1.93	0.36	26	19.5
23170201032_	10014185	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.1	41	10
23170201032_	10014186	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	5	0.09	0.42	43	24.6
23170201032_	10014187	O	4/01/07	509487	719690	862	chan	2	PotKF	Wk	NR	40	0.05	0.07	40	20.9
23170201032_	10014188	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	20	0.06	0.34	42	13.8
23170201032_	10014189	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.11	42	8.1
23170201032_	10014190	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	26	0.15	0.31	38	29
23170201032_	10014191	O	4/01/07	509487	719690	862	chan	2	QzSer	Mod	NR	842	0.37	0.1	33	36
23170201032_	10014192	O	4/01/07	509487	719690	862	chan	2	QzSer	Wk	NR	75	0.11	0.45	38	35.8
23170201032_	10014193	O	4/01/07	509487	719690	862	chan	2	Ser	Wk	NR	82	0.04	0.35	41	11.9
23170201032_	10014194	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.03	0.1	41	10.3
23170201032_	10014195	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	24	0.03	0.33	40	13.4
23170201032_	10014196	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	22	0.05	0.09	41	10.1
23170201032_	10014197	O	4/01/07	509487	719690	862	chan	2	NR	NR	NR	2.5	0.04	0.26	41	7.7
23170201033_	10014201	O	3/29/07	509588	719222	921	chan	2	Arg Sup	Str	NR	42	45.9	0.66	60	84.9
23170201033_	10014202	O	3/29/07	509588	719222	921	chan	2	Arg Sup	Str	NR	5	52.1	0.52	68	84.5
23170201033_	10014203	O	3/29/07	509588	719222	921	chan	2	Arg Sup	Str	NR	7	36.3	0.53	69	74.7
23170201033_	10014204	O	3/29/07	509588	719222	921	chan	2	Arg Sup	Str	NR	2.5	27.4	0.35	70	59.5
23170201033_	10014206	O	3/29/07	509588	719222	921	chan	2	Arg Sup	Mod	NR	70	9.2	0.55	50	27.2
23170201033_	10014207	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.07	0.14	47	3.6
23170201033_	10014208	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	8	0.16	0.2	47	12.9
23170201033_	10014209	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.81	0.15	51	8.7
23170201033_	10014210	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.07	0.12	51	10.3
23170201033_	10014211	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.06	0.13	43	11.2
23170201033_	10014212	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.08	0.13	32	16.2
23170201033_	10014213	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.09	0.11	52	5
23170201033_	10014214	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.08	0.14	47	8.3
23170201033_	10014215	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.1	0.12	50	7.5
23170201033_	10014216	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.36	0.14	48	8.2
23170201033_	10014217	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.11	0.12	55	5.3
23170201033_	10014218	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.11	0.4	50	4.4
23170201033_	10014219	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.06	2.38	50	9.3
23170201033_	10014220	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	6	0.06	0.13	52	5.9
23170201033_	10014221	O	3/29/07	509588	719222	921	chan	2	QzSer	Wk	NR	237	0.14	1.38	49	14.2
23170201033_	10014222	O	3/29/07	509588	719222	921	chan	2	QzSer	Wk	NR	44	0.12	0.33	50	9.1
23170201033_	10014223	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.08	0.12	51	4.9
23170201033_	10014224	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	12	0.05	0.13	47	5.1
23170201033_	10014226	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	28	0.15	0.77	54	27.3
23170201033_	10014227	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.07	0.11	53	5.6
23170201033_	10014228	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.07	0.09	51	5.4
23170201033_	10014229	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.07	0.1	50	4.8
23170201033_	10014231	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.07	0.13	50	4.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201033_	10014232	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.08	0.15	46	4.3
23170201033_	10014233	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.06	0.13	49	5
23170201033_	10014234	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.05	0.13	50	4.4
23170201033_	10014235	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	23	0.09	0.18	51	14.6
23170201033_	10014236	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	651	0.37	0.19	47	36.7
23170201033_	10014237	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.07	4.9	50	11.1
23170201033_	10014238	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	2510	1.12	0.71	40	223
23170201033_	10014239	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	465	0.45	2.33	32	86.2
23170201033_	10014240	O	3/29/07	509588	719222	921	chan	2	QzSer	Str	NR	1605	5.46	2.19	24	706
23170201033_	10014241	O	3/29/07	509588	719222	921	chan	2	QzSer	Str	NR	192	1.92	0.89	20	27.2
23170201033_	10014242	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	178	0.34	0.15	36	75.6
23170201033_	10014243	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	2730	7.13	0.33	12	479
23170201033_	10014244	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	3760	2.37	0.17	21	268
23170201033_	10014245	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	78	0.13	0.14	52	38.2
23170201033_	10014246	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	18	0.11	0.13	50	44.4
23170201033_	10014247	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.05	0.12	51	17.2
23170201033_	10014248	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.05	0.13	51	5
23170201033_	10014249	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	6	0.04	0.15	49	4.1
23170201033_	10014251	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	28	0.04	0.14	47	4.9
23170201033_	10014252	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.05	0.12	51	5.5
23170201033_	10014253	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.04	0.12	47	4.4
23170201033_	10014254	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.03	0.11	48	4.4
23170201033_	10014256	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.04	0.12	48	5.5
23170201033_	10014257	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	67	0.06	0.09	44	11.7
23170201033_	10014258	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	23	0.14	0.11	45	42.1
23170201033_	10014259	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	309	0.41	0.11	40	106
23170201033_	10014260	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	12	0.08	0.12	45	22.1
23170201033_	10014261	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.04	0.12	51	7.3
23170201033_	10014262	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.07	0.35	56	10.1
23170201033_	10014263	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.04	0.14	49	5
23170201033_	10014264	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	11	0.04	0.13	49	3.5
23170201033_	10014265	O	3/29/07	509588	719222	921	chan	2	PotKF	Mod	NR	4530	3.78	0.31	27	761
23170201033_	10014266	O	3/29/07	509588	719222	921	chan	2	PotKF	Wk	NR	428	0.77	0.13	27	224
23170201033_	10014267	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	106	0.12	0.12	25	46.3
23170201033_	10014268	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	94	0.17	0.12	35	54.1
23170201033_	10014269	O	3/29/07	509588	719222	921	chan	2	PotKF	Mod	NR	662	0.4	0.12	31	155.5
23170201033_	10014270	O	3/29/07	509588	719222	921	chan	2	PotKF	Mod	NR	2140	2.12	0.14	25	267
23170201033_	10014271	O	3/29/07	509588	719222	921	chan	2	PotKF	Wk	NR	715	0.78	0.12	29	193.5
23170201033_	10014272	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	84	0.12	0.13	37	48.4
23170201033_	10014273	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	40	0.04	0.13	42	12.3
23170201033_	10014274	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	39	0.12	0.11	45	36.3
23170201033_	10014276	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	209	0.37	0.14	46	132.5
23170201033_	10014277	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.04	0.15	47	4.9
23170201033_	10014278	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	8	0.04	0.11	49	8.6
23170201033_	10014279	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.04	0.11	50	6.6
23170201033_	10014281	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	7	0.05	0.16	46	6.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201033_	10014282	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	49	0.07	0.14	49	23.5
23170201033_	10014283	O	3/29/07	509588	719222	921	chan	2	PotKF	Mod	NR	1340	1.18	0.13	35	405
23170201033_	10014284	O	3/29/07	509588	719222	921	chan	2	PotKF	Wk	NR	7	0.06	2.11	43	9.1
23170201033_	10014285	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.04	0.31	43	5.5
23170201033_	10014286	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.04	0.12	46	4.2
23170201033_	10014287	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	16	0.03	0.13	48	3.5
23170201033_	10014288	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	26	0.07	0.11	44	17.4
23170201033_	10014289	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.03	0.11	50	4.5
23170201033_	10014290	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.03	0.13	50	4
23170201033_	10014291	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.04	0.12	52	11.3
23170201033_	10014292	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.08	0.1	50	4.5
23170201033_	10014293	O	3/29/07	509588	719222	921	chan	2	QzSer	Wk	NR	773	1.11	0.15	45	208
23170201033_	10014294	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	10100	50.8	0.12	32	3080
23170201033_	10014295	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	538	0.74	0.11	37	372
23170201033_	10014296	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	449	0.39	0.1	43	182
23170201033_	10014297	O	3/29/07	509588	719222	921	chan	2	QzSer	Wk	NR	920	1.43	0.17	46	167
23170201033_	10014298	O	3/29/07	509588	719222	921	chan	2	QzSer	Str	NR	10100	18.6	15.65	41	2450
23170201033_	10014299	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	4300	3.84	18.5	31	612
23170201033_	10014301	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	456	0.98	4.94	30	367
23170201033_	10014302	O	3/29/07	509588	719222	921	chan	2	QzSer	Str	NR	10100	28	10.75	21	2400
23170201033_	10014303	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	10100	6.06	26.3	22	595
23170201033_	10014304	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	211	0.44	1.16	39	52.3
23170201033_	10014306	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	715	1.68	0.23	43	87.8
23170201033_	10014307	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	58	0.08	0.16	46	10.2
23170201033_	10014308	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	29	0.09	0.15	44	18.9
23170201033_	10014309	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	5	0.04	0.13	49	4.4
23170201033_	10014310	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.04	0.13	51	5.4
23170201033_	10014311	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	7	0.21	0.16	45	7.6
23170201033_	10014312	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.05	0.14	53	9.5
23170201033_	10014313	O	3/29/07	509588	719222	921	chan	2	PotKF	Wk	NR	11	0.11	0.14	45	38.3
23170201033_	10014314	O	3/29/07	509588	719222	921	chan	2	PotKF	Wk	NR	7	0.86	0.25	49	26
23170201033_	10014315	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	59	0.09	0.22	48	38.5
23170201033_	10014316	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.05	0.22	54	5.9
23170201033_	10014317	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.04	0.16	53	3.5
23170201033_	10014318	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	483	0.17	0.17	52	18.2
23170201033_	10014319	O	3/29/07	509588	719222	921	chan	2	NR	NR	NR	2.5	0.02	0.13	48	2.7
23170201033_	10014320	O	3/29/07	509588	719222	921	chan	2	PotKF	Wk	NR	225	0.11	0.16	45	22.3
23170201033_	10014321	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	18	0.1	0.18	44	22.3
23170201033_	10014322	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	2.5	0.02	0.14	47	3
23170201033_	10014323	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	14	0.07	0.15	45	30.7
23170201033_	10014324	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	123	0.14	0.13	52	18.8
23170201033_	10014326	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	71	0.12	0.15	49	26.8
23170201033_	10014327	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	110	0.37	0.16	41	116.5
23170201033_	10014328	O	3/29/07	509588	719222	921	chan	2	PotKF	Mod	NR	5710	4.12	0.19	29	799
23170201033_	10014329	O	3/29/07	509588	719222	921	chan	2	PotKF	Mod	NR	5850	4.29	0.18	36	606
23170201033_	10014331	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	88	0.04	0.14	48	11.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201033_	10014332	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	130	0.1	0.1	41	38.3
23170201033_	10014333	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	125	0.06	0.1	38	17.1
23170201033_	10014334	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	69	0.04	0.12	48	13.8
23170201033_	10014335	O	3/29/07	509588	719222	921	chan	2	Chl	Wk	NR	2.5	0.01	0.14	52	4
23170201033_	10014336	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	19	0.05	0.15	48	14.1
23170201033_	10014337	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	462	0.4	0.11	42	14.5
23170201033_	10014338	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	82	0.08	0.19	47	17
23170201033_	10014339	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	192	0.09	0.1	39	59.3
23170201033_	10014340	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	77	0.1	0.12	40	24.2
23170201033_	10014341	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	310	0.31	0.11	43	99.2
23170201033_	10014342	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	1190	3.19	0.1	45	475
23170201033_	10014343	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	458	0.31	0.1	52	38.3
23170201033_	10014344	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	73	0.18	0.17	47	40.5
23170201033_	10014345	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	1340	0.22	0.14	49	38.8
23170201033_	10014346	O	3/29/07	509588	719222	921	chan	2	Ser	Str	NR	4560	1.47	0.12	29	207
23170201033_	10014347	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	609	0.37	0.12	46	65.1
23170201033_	10014348	O	3/29/07	509588	719222	921	chan	2	Ser	Mod	NR	354	0.58	0.14	45	167.5
23170201033_	10014349	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	605	0.36	0.12	48	98.4
23170201033_	10014351	O	3/29/07	509588	719222	921	chan	2	QzSer	Wk	NR	33	0.07	0.14	48	25.2
23170201033_	10014352	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	256	0.13	0.16	51	19.6
23170201033_	10014353	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	21	0.06	0.14	48	8.6
23170201033_	10014354	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	410	0.43	0.21	40	35.3
23170201033_	10014356	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	714	0.51	0.18	40	75.4
23170201033_	10014357	O	3/29/07	509588	719222	921	chan	2	QzSer	Str	NR	1300	1.22	1.69	27	140
23170201033_	10014358	O	3/29/07	509588	719222	921	chan	2	QzSer	Mod	NR	953	0.23	0.12	40	62.3
23170201033_	10014359	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	41	0.08	0.14	50	13.3
23170201033_	10014360	O	3/29/07	509588	719222	921	chan	2	Ser	Wk	NR	184	0.31	0.17	43	52.3
23170201034_	10014371	O	3/16/07	509417	719441	946	chan	2	Arg Sup	Str	NR	318	4.39	1.93	54	89.7
23170201034_	10014372	O	3/16/07	509417	719441	946	chan	2	Arg Sup	Str	NR	52	2.25	0.47	76	40.9
23170201034_	10014373	O	3/16/07	509417	719441	946	chan	2	Arg Sup	Str	NR	61	1.08	1.21	63	56
23170201034_	10014374	O	3/16/07	509417	719441	946	chan	2	Arg Sup	Str	NR	522	3.37	1.44	48	62.8
23170201034_	10014376	O	3/16/07	509417	719441	946	chan	2	Arg Sup	Str	NR	45	5.19	0.56	48	17.2
23170201034_	10014377	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201034_	10014378	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201034_	10014379	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201034_	10014381	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201034_	10014382	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	NR	NR	NR	NR	NR
23170201034_	10014383	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	74	0.11	0.18	43	8.6
23170201034_	10014384	O	3/16/07	509417	719441	946	chan	2	NR	Wk	NR	2.5	0.08	0.17	44	6.3
23170201034_	10014385	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	2.5	0.06	0.15	43	5.1
23170201034_	10014386	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	38	0.07	0.13	42	7.8
23170201034_	10014387	O	3/16/07	509417	719441	946	chan	2	NR	Wk	NR	2.5	0.13	0.25	41	7.2
23170201034_	10014388	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	2.5	0.07	0.13	40	4.9
23170201034_	10014389	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	2.5	0.06	0.13	40	10.8
23170201034_	10014390	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	1140	3.62	5.03	40	234
23170201034_	12014158	O	3/16/07	509417	719441	946	chan	2	NR	Wk	NR	NR	NR	NR	NR	NR

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201034_	10014391	O	3/16/07	509417	719441	946	chan	2	NR	Wk	NR	2.5	0.09	0.17	43	7.4
23170201034_	10014392	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	2.5	0.08	0.13	45	11.3
23170201034_	10014393	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	63	0.15	0.16	42	10.8
23170201034_	10014394	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	2.5	0.09	0.17	43	7.3
23170201034_	10014395	O	3/16/07	509417	719441	946	chan	2	Ser	Str	NR	117	0.23	0.17	37	5.4
23170201034_	10014396	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	86	0.31	16.65	33	19.5
23170201034_	10014397	O	3/16/07	509417	719441	946	chan	2	NR	Wk	NR	2.5	0.09	2.37	41	5.8
23170201034_	10014398	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	7	0.07	0.2	42	9.3
23170201034_	10014399	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	56	0.08	0.14	45	10.1
23170201034_	10014401	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	168	0.54	0.16	41	13.6
23170201034_	10014402	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	79	0.11	0.12	42	16
23170201034_	10014403	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	31	0.12	0.12	44	12.6
23170201034_	10014404	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	48	0.11	0.14	41	12.9
23170201034_	10014406	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	7	0.06	0.13	46	7.1
23170201034_	10014407	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	509	0.72	0.16	80	59.1
23170201034_	10014408	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	182	0.25	0.13	37	35.7
23170201034_	10014409	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	1060	1.57	0.12	30	103.5
23170201034_	10014410	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	213	0.42	0.13	38	48
23170201034_	10014411	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	5290	1.9	0.15	54	48
23170201034_	10014412	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	329	0.48	0.43	32	46.3
23170201034_	10014413	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	1980	1.92	0.2	398	119
23170201034_	10014414	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	2610	1.12	0.11	303	89.6
23170201034_	10014415	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	569	0.41	0.12	36	41.4
23170201034_	10014416	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	1320	9.28	10.15	40	28.6
23170201034_	10014417	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	267	0.23	0.2	44	16
23170201034_	10014418	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	247	0.28	0.16	39	14.9
23170201034_	10014419	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	738	0.45	0.12	35	62.6
23170201034_	10014420	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	222	0.33	0.17	48	37.1
23170201034_	10014421	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	171	0.18	0.15	63	25.9
23170201034_	10014422	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	2690	0.96	0.12	78	131
23170201034_	10014423	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	210	1.11	0.12	36	18.2
23170201034_	10014424	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	1080	1.69	0.15	158	63.6
23170201034_	10014426	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	462	0.65	0.1	121	26.6
23170201034_	10014427	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1560	1.24	0.51	34	33.5
23170201034_	10014428	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	1140	0.71	0.12	124	58.9
23170201034_	10014429	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	1900	0.62	0.16	56	80.5
23170201034_	10014431	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	2800	2.22	0.37	586	283
23170201034_	10014432	O	3/16/07	509417	719441	946	chan	2	PotKF	Str	NR	1180	1.86	13.8	23	55.5
23170201034_	10014433	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	466	0.71	0.49	32	65.5
23170201034_	10014434	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1160	1.11	0.22	42	116
23170201034_	10014435	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	335	0.7	0.49	13	23.8
23170201034_	10014436	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	547	0.51	0.16	24	41.4
23170201034_	10014437	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	1020	1.03	1.05	30	77.8
23170201034_	10014438	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	665	0.93	0.48	29	42.6
23170201034_	10014439	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	956	0.76	0.4	35	51.3
23170201034_	10014440	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	869	0.68	0.53	33	61.3

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201034_	10014441	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	2660	1.55	0.15	37	62.4
23170201034_	10014442	O	3/16/07	509417	719441	946	chan	2	Ser	Str	NR	1220	0.53	0.18	36	57.4
23170201034_	10014443	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	814	0.32	0.12	38	47.2
23170201034_	10014444	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	529	0.25	0.24	36	37.2
23170201034_	10014445	O	3/16/07	509417	719441	946	chan	2	PotKF	Str	NR	524	0.52	0.17	18	47
23170201034_	10014446	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	199	0.09	0.15	42	18.3
23170201034_	10014447	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	21	0.1	0.09	50	31.6
23170201034_	10014448	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	32	0.03	0.09	41	21.1
23170201034_	10014449	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	610	0.45	0.1	42	27.3
23170201034_	10014451	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	114	0.13	0.11	40	19
23170201034_	10014452	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	944	0.57	0.09	39	27.2
23170201034_	10014453	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	1720	1.14	0.08	32	64.3
23170201034_	10014454	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	979	1.13	0.1	35	44.9
23170201034_	10014456	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	802	0.69	0.11	26	102.5
23170201034_	10014457	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1380	0.77	0.08	30	60.8
23170201034_	10014458	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	823	0.41	0.11	45	40.8
23170201034_	10014459	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	442	0.19	0.08	38	36.6
23170201034_	10014460	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	98	0.28	0.13	29	44.2
23170201034_	10014461	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	114	0.33	0.1	31	35.6
23170201034_	10014462	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	65	0.24	0.1	37	33.6
23170201034_	10014463	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	259	0.3	0.1	31	76.9
23170201034_	10014464	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	463	1.32	0.1	29	74.4
23170201034_	10014465	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	280	0.39	0.1	36	50.3
23170201034_	10014466	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	347	0.44	2.1	33	45.6
23170201034_	10014467	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	105	0.17	0.09	38	22.4
23170201034_	10014468	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	230	0.31	0.11	36	32.1
23170201034_	10014469	O	3/16/07	509417	719441	946	chan	2	PotKF	Str	NR	863	1.92	4.82	14	107
23170201034_	10014470	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	10100	13.5	513	19	285
23170201034_	10014471	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	684	0.4	0.36	38	62.8
23170201034_	10014472	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	1180	1.47	0.29	30	91.6
23170201034_	10014473	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	4840	4.96	6.16	28	433
23170201034_	10014474	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	8130	5.29	0.15	15	656
23170201034_	10014476	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1340	1.9	0.11	25	188.5
23170201034_	10014477	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1720	2.21	0.14	58	148
23170201034_	10014478	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	941	0.98	0.42	436	126
23170201034_	10014479	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	925	0.69	0.77	57	96.5
23170201034_	10014481	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1340	0.88	0.37	39	93.4
23170201034_	10014482	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	1320	1.12	0.39	38	52.1
23170201034_	10014483	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1960	2.01	0.42	30	345
23170201034_	10014484	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	358	0.13	0.35	42	20.8
23170201034_	10014485	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	495	0.37	0.11	42	102.5
23170201034_	10014486	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	444	0.42	0.41	40	72.5
23170201034_	10014487	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	471	0.5	0.35	49	105.5
23170201034_	10014488	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	543	0.66	0.1	33	109.5
23170201034_	10014489	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	214	0.43	0.38	30	30.2
23170201034_	10014490	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	203	0.79	94.3	27	73.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201034_	10014491	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	218	0.4	102	33	37.5
23170201034_	10014492	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	547	0.22	0.39	47	19.5
23170201034_	10014493	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	170	0.12	0.41	45	21.9
23170201034_	10014494	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	490	0.19	0.16	41	23.8
23170201034_	10014495	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	931	0.89	0.38	33	111.5
23170201034_	10014496	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	809	0.44	0.13	36	37.9
23170201034_	10014497	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	654	0.58	0.34	42	187.5
23170201034_	10014498	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	577	0.41	0.1	34	46.3
23170201034_	10014499	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	241	0.36	0.31	34	82.3
23170201034_	10014501	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	143	0.28	0.16	34	83.1
23170201034_	10014502	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	94	0.32	2	33	104
23170201034_	10014503	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	527	1.72	46.5	48	45.1
23170201034_	10014504	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	29	0.12	0.49	52	16.2
23170201034_	10014506	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	96	0.34	0.16	33	74.7
23170201034_	10014507	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	314	0.18	0.17	54	82.1
23170201034_	10014508	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	13	0.1	0.35	38	13.8
23170201034_	10014509	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	37	0.13	0.15	74	29.1
23170201034_	10014510	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	345	0.81	0.33	39	545
23170201034_	10014511	O	3/16/07	509417	719441	946	chan	2	Chl	Wk	NR	164	0.15	0.14	70	24
23170201034_	10014512	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	330	0.57	0.34	44	115.5
23170201034_	10014513	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	465	0.32	0.11	39	33.8
23170201034_	10014514	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	913	1.03	0.34	32	174.5
23170201034_	10014515	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	66	0.08	0.11	40	20.7
23170201034_	10014516	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	74	0.11	0.38	49	28.1
23170201034_	10014517	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	446	0.2	0.12	44	25.2
23170201034_	10014518	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	226	0.19	0.39	39	42.1
23170201034_	10014519	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	210	1.19	0.47	24	88.1
23170201034_	10014520	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	123	1.18	0.33	18	447
23170201034_	10014521	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	225	0.62	0.06	30	267
23170201034_	10014522	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	163	0.79	0.37	34	222
23170201034_	10014523	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	154	1.85	0.12	12	387
23170201034_	10014524	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	175	2.52	0.34	26	634
23170201034_	10014526	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	1500	5.81	0.1	20	301
23170201034_	10014527	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	73	0.21	0.24	37	42.1
23170201034_	10014528	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	81	0.34	0.06	36	91.7
23170201034_	10014529	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	286	0.99	0.4	34	179
23170201034_	10014531	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	444	1.25	0.08	31	170
23170201034_	10014532	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	792	1.1	0.09	33	96.2
23170201034_	10014533	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	2520	4.7	0.3	32	1110
23170201034_	10014534	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	1870	7.54	0.14	29	863
23170201034_	10014535	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	883	1.24	0.26	35	204
23170201034_	10014536	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	1260	1.41	0.025	42	236
23170201034_	10014537	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	846	0.85	0.26	40	259
23170201034_	10014538	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	4150	2.44	0.06	28	540
23170201034_	10014539	O	3/16/07	509417	719441	946	chan	2	PotKF	Wk	NR	1610	2.31	0.31	42	581
23170201034_	10014540	O	3/16/07	509417	719441	946	chan	2	PotKF	Str	NR	2690	4.47	46.8	25	1075

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201034_	10014541	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	2780	2.87	1.76	25	1000
23170201034_	10014542	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	957	0.52	0.19	33	80
23170201034_	10014543	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	1380	1.67	0.28	26	375
23170201034_	10014544	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	277	0.63	0.08	29	112
23170201034_	10014545	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	236	0.77	0.33	32	151
23170201034_	10014546	O	3/16/07	509417	719441	946	chan	2	QzSer	Str	NR	1320	1.4	0.06	32	384
23170201034_	10014547	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	560	0.5	0.23	34	74.1
23170201034_	10014548	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	549	0.71	0.025	34	167
23170201034_	10014549	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	578	0.55	0.27	32	150
23170201034_	10014551	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	287	0.17	0.11	40	30.2
23170201034_	10014552	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	414	0.49	0.42	45	43.7
23170201034_	10014553	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	1720	0.92	0.17	45	87.8
23170201034_	10014554	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	89	0.1	0.35	44	15.9
23170201034_	10014556	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	381	0.14	0.12	41	13.1
23170201034_	10014557	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	80	0.13	0.11	45	22.5
23170201034_	10014558	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	80	0.25	0.1	45	54.3
23170201034_	10014559	O	3/16/07	509417	719441	946	chan	2	QzSer	Wk	NR	251	7.58	0.14	43	28.8
23170201034_	10014560	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	26	0.13	0.08	40	25.4
23170201034_	10014561	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	16	0.12	0.31	44	17.2
23170201034_	10014562	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	362	0.5	0.1	42	50.3
23170201034_	10014563	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	155	0.18	0.25	39	39.3
23170201034_	10014564	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	210	2.11	0.11	42	1040
23170201034_	10014565	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	522	1.56	0.3	35	141.5
23170201034_	10014566	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	177	0.79	0.77	47	112
23170201034_	10014567	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	186	0.25	0.31	46	70.2
23170201034_	10014568	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	309	0.45	0.12	45	103.5
23170201034_	10014569	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	91	0.19	0.34	47	28.5
23170201034_	10014570	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	46	0.21	0.11	49	36.4
23170201034_	10014571	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	133	0.58	0.91	36	125
23170201034_	10014572	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	753	0.76	0.5	31	212
23170201034_	10014573	O	3/16/07	509417	719441	946	chan	2	PotKF	Mod	NR	923	1.36	0.33	40	157
23170201034_	10014574	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	698	2.03	0.1	38	61.5
23170201034_	10014576	O	3/16/07	509417	719441	946	chan	2	QzSer	Mod	NR	998	0.55	0.34	47	142
23170201034_	10014577	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	1260	0.48	0.1	39	75.1
23170201034_	10014578	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	516	1.28	0.36	44	156.5
23170201034_	10014579	O	3/16/07	509417	719441	946	chan	2	Ser	Mod	NR	210	0.95	0.1	46	166
23170201034_	10014581	O	3/16/07	509417	719441	946	chan	2	Ser	Wk	NR	2470	2.94	0.09	43	91
23170201034_	10014582	O	3/16/07	509417	719441	946	chan	2	NR	Wk	NR	117	1.62	0.1	44	72.7
23170201034_	10014583	O	3/16/07	509417	719441	946	chan	2	NR	NR	NR	85	0.1	0.33	48	19.9
23170201035_	10014586	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	14	4.03	16.4	95	49.7
23170201035_	10014587	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	4.86	25.4	90	45.4
23170201035_	10014588	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	8.23	36.4	88	60.3
23170201035_	10014589	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	5	8.7	32.9	68	68.8
23170201035_	10014590	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	15.45	35.2	57	65.7
23170201035_	10014591	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	11.85	24.3	53	39.8
23170201035_	10014592	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	7	1.21	2.1	49	19.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201035_	10014593	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	0.91	1.65	51	18.5
23170201035_	10014594	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	0.21	0.82	50	12.7
23170201035_	10014595	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	0.11	0.33	48	8.5
23170201035_	10014596	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	76	0.05	0.21	46	5.9
23170201035_	10014597	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Str	NR	2.5	0.25	0.6	48	18.8
23170201035_	10014598	O	4/10/07	509383	719226	970	chan	2	Arg Sup	Mod	NR	12	0.26	0.42	46	14.9
23170201035_	10014599	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.08	0.25	43	16.8
23170201035_	10014601	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	532	4.12	43.1	42	132
23170201035_	10014602	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.05	0.35	42	8.4
23170201035_	10014603	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.09	0.34	45	15.2
23170201035_	10014604	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	112	0.56	0.21	40	79.1
23170201035_	10014606	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	46	0.35	0.17	37	78.7
23170201035_	10014607	O	4/10/07	509383	719226	970	chan	2	Ser	Mod	NR	391	0.72	0.5	29	106
23170201035_	10014608	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	61	0.11	0.14	43	15.2
23170201035_	10014609	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	34	0.18	0.32	41	31
23170201035_	10014610	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	243	0.28	0.36	40	49.1
23170201035_	10014611	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	148	0.51	0.33	34	88.7
23170201035_	10014612	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.09	0.15	44	11.4
23170201035_	10014613	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.08	0.29	45	10.4
23170201035_	10014614	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.07	0.19	44	8.3
23170201035_	10014615	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	187	0.12	0.48	39	32.4
23170201035_	10014616	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	10	0.07	0.13	42	8.7
23170201035_	10014617	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.05	0.24	44	5
23170201035_	10014618	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	368	0.34	0.14	36	38.1
23170201035_	10014619	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.08	0.2	38	6.8
23170201035_	10014620	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	94	0.21	0.23	35	31
23170201035_	10014621	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	1990	1.22	0.13	36	72.9
23170201035_	10014622	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	5	0.08	0.27	43	12.2
23170201035_	10014623	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	100	0.12	0.19	40	19.6
23170201035_	10014624	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	9	0.08	0.22	54	12.3
23170201035_	10014626	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.05	0.13	38	3.9
23170201035_	10014627	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	188	0.26	0.25	35	29.8
23170201035_	10014628	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	72	0.07	0.19	44	11.5
23170201035_	10014629	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	9	0.05	0.12	44	5.1
23170201035_	10014631	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.06	0.14	46	5.9
23170201035_	10014632	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.05	0.2	45	5.2
23170201035_	10014633	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.05	0.12	44	4.9
23170201035_	10014634	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.05	0.25	43	9
23170201035_	10014635	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	80	0.18	0.2	35	16.3
23170201035_	10014636	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	37	0.32	0.3	40	7
23170201035_	10014637	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.07	0.14	35	8.5
23170201035_	10014638	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.05	0.22	41	8.3
23170201035_	10014639	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.09	0.1	44	9.8
23170201035_	10014640	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.06	0.2	43	11.8
23170201035_	10014641	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	151	0.1	0.13	43	15.2
23170201035_	10014642	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	12	0.11	0.23	45	8.4

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201035_	10014643	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.06	0.13	39	5
23170201035_	10014644	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.06	0.21	43	10.2
23170201035_	10014645	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.05	0.12	44	5.7
23170201035_	10014646	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	2.5	0.04	0.13	41	5.9
23170201035_	10014647	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	9	0.04	0.14	42	5.9
23170201035_	10014648	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.06	0.12	42	3.2
23170201035_	10014649	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.05	0.18	41	5.4
23170201035_	10014651	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.04	0.11	43	2.6
23170201035_	10014652	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	2.5	0.04	0.19	43	4.1
23170201035_	10014653	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.06	4.88	40	9.4
23170201035_	10014654	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.07	0.14	37	3.8
23170201035_	10014656	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	16	0.05	0.12	40	3.4
23170201035_	10014657	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	5	0.04	0.2	44	4.7
23170201035_	10014658	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	211	0.16	0.1	41	13.4
23170201035_	10014659	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	89	0.07	0.23	37	18.7
23170201035_	10014660	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	6	0.06	0.11	44	5
23170201035_	10014661	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.06	0.23	43	8.3
23170201035_	10014662	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	1490	0.64	0.14	38	14
23170201035_	10014663	O	4/10/07	509383	719226	970	chan	2	NR	NR	NR	13	0.06	0.22	43	6.8
23170201035_	10014664	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	2.5	0.06	0.15	46	5.5
23170201035_	10014665	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	37	0.1	0.22	44	25.5
23170201035_	10014666	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	266	0.15	0.15	41	29.4
23170201035_	10014667	O	4/10/07	509383	719226	970	chan	2	QzSer	Mod	NR	940	0.37	0.3	35	89.9
23170201035_	10014668	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	74	0.15	0.13	37	27.8
23170201035_	10014669	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	132	0.08	0.26	42	10.4
23170201035_	10014670	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	10	0.06	0.11	42	5
23170201035_	10014671	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	2.5	0.06	0.13	41	4.4
23170201035_	10014672	O	4/10/07	509383	719226	970	chan	2	NR	Wk	NR	5	0.09	0.26	39	21.6
23170201035_	10014673	O	4/10/07	509383	719226	970	chan	2	Ser	Wk	NR	14	0.07	0.14	41	11.9
23170201035_	10014674	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	94	0.11	0.33	41	58.9
23170201035_	10014676	O	4/10/07	509383	719226	970	chan	2	QzSer	Wk	NR	110	0.33	0.3	42	64.2
23170201036_	10014679	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	18.95	55.8	59	73.2
23170201036_	10014681	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	12.55	28.8	55	42.1
23170201036_	10014682	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	4.2	9.4	54	16.8
23170201036_	10014683	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	0.14	0.37	46	16.9
23170201036_	10014684	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	0.09	0.26	51	16.8
23170201036_	10014685	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	0.11	0.44	47	36.8
23170201036_	10014686	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Str	NR	2.5	0.07	0.33	50	20.1
23170201036_	10014687	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Mod	NR	2.5	0.05	0.17	51	7.1
23170201036_	10014688	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Mod	NR	2.5	0.07	0.34	48	13.5
23170201036_	10014689	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Mod	NR	2.5	0.04	0.15	50	4.3
23170201036_	10014690	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Wk	NR	2.5	0.04	0.23	51	7.8
23170201036_	10014691	O	4/18/07	509493	719227	923	chan	2	Arg Sup	Mod	NR	9	0.07	0.26	46	16.1
23170201036_	10014692	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	2.5	0.05	0.11	49	5.4
23170201036_	10014693	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.04	0.19	49	4.4
23170201036_	10014694	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.03	0.36	52	5.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201036_	10014695	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.04	0.21	54	8.2
23170201036_	10014696	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	82	0.07	0.1	52	25.2
23170201036_	10014697	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	23	0.12	0.19	52	40.7
23170201036_	10014698	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	40	0.05	0.1	47	12.4
23170201036_	10014699	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.09	0.2	50	11.2
23170201036_	10014701	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	9	0.08	0.11	51	10.8
23170201036_	10014702	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	38	0.04	0.13	42	10.2
23170201036_	10014703	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.03	0.025	49	7
23170201036_	10014704	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.04	0.025	51	10.4
23170201036_	10014706	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	46	0.07	0.025	49	11.7
23170201036_	10014707	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	149	0.13	0.2	35	28.1
23170201036_	10014708	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	24	0.17	0.025	46	45
23170201036_	10014709	O	4/18/07	509493	719227	923	chan	2	QzSer	Str	NR	356	0.85	0.19	30	138.5
23170201036_	10014710	O	4/18/07	509493	719227	923	chan	2	QzSer	Str	NR	1600	2.5	0.51	11	193.5
23170201036_	10014711	O	4/18/07	509493	719227	923	chan	2	QzSer	Mod	NR	1130	1.63	0.16	43	114.5
23170201036_	10014712	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.08	0.11	52	32.7
23170201036_	10014713	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.04	0.025	53	15.9
23170201036_	10014714	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.08	0.1	52	33.9
23170201036_	10014715	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.24	0.025	52	60.7
23170201036_	10014716	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	2.5	0.12	0.1	51	7.9
23170201036_	10014717	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.04	0.025	54	4.6
23170201036_	10014718	O	4/18/07	509493	719227	923	chan	2	QzSer	Wk	NR	908	3.04	0.13	47	89.2
23170201036_	10014719	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	8	0.07	0.025	49	23.5
23170201036_	10014720	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.05	0.08	53	5.8
23170201036_	10014721	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.03	0.025	51	5.9
23170201036_	10014722	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.03	0.1	52	6.1
23170201036_	10014723	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.02	0.025	49	3.4
23170201036_	10014724	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.03	0.09	52	5.3
23170201036_	10014726	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.03	0.025	52	3
23170201036_	10014727	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.04	0.09	53	19.8
23170201036_	10014728	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.03	0.025	48	3.2
23170201036_	10014729	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.05	0.025	49	11.2
23170201036_	10014731	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.02	0.025	49	3.7
23170201036_	10014732	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.05	0.025	48	8.7
23170201036_	10014733	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.08	0.025	48	17.8
23170201036_	10014734	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.02	0.025	51	6.8
23170201036_	10014735	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.03	0.025	53	4.1
23170201036_	10014736	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.03	0.025	51	5.7
23170201036_	10014737	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.02	0.11	49	5.9
23170201036_	10014738	O	4/18/07	509493	719227	923	chan	2	Ser	Wk	NR	54	0.05	0.13	42	6.7
23170201036_	10014739	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.04	0.22	49	4.2
23170201036_	10014740	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.74	0.12	47	153
23170201036_	10014741	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	35	0.07	0.19	46	18.7
23170201036_	10014742	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	7	0.6	0.15	47	12.7
23170201036_	10014743	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.04	0.15	46	3.7
23170201036_	10014744	O	4/18/07	509493	719227	923	chan	2	NR	NR	NR	2.5	0.05	0.1	48	4.1

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201036_	10014745	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.11	0.17	44	15
23170201036_	10014746	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	2.5	0.05	0.14	46	5.3
23170201036_	10014747	O	4/18/07	509493	719227	923	chan	2	NR	Wk	NR	12	0.07	0.17	47	7.4
23170201037_	10014751	O	5/04/07	509243	719467	945	chan	2	Arg Sup	Str	NR	313	101	2.06	22	268
23170201037_	10014752	O	5/04/07	509243	719467	945	chan	2	Arg Sup	Mod	NR	73	4.71	0.46	28	80.7
23170201037_	10014753	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	64	0.33	0.63	36	71.6
23170201037_	10014754	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	170	0.27	0.24	27	31.8
23170201037_	10014756	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	22	0.08	0.24	30	15.4
23170201037_	10014757	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	17	0.1	0.11	29	13.1
23170201037_	10014758	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	200	0.44	0.29	20	49.3
23170201037_	10014759	O	5/04/07	509243	719467	945	chan	2	QzSer	Str	NR	40	0.58	0.11	26	106.5
23170201037_	10014760	O	5/04/07	509243	719467	945	chan	2	QzSer	Str	NR	253	0.27	0.31	23	37.1
23170201037_	10014761	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	559	0.68	0.17	22	102
23170201037_	10014762	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	33	0.16	0.32	17	17.7
23170201037_	10014763	O	5/04/07	509243	719467	945	chan	2	QzSer	Wk	NR	30	0.16	0.17	30	11
23170201037_	10014764	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	11	0.16	0.25	34	20.5
23170201037_	10014765	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	61	0.27	0.12	26	19.2
23170201037_	10014766	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	34	0.19	0.22	25	32.4
23170201037_	10014767	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	254	0.16	0.15	22	42.9
23170201037_	10014768	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	7	0.14	0.31	17	39.2
23170201037_	10014769	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	15	0.1	0.1	22	8.7
23170201037_	10014770	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	56	0.13	0.29	22	17.3
23170201037_	10014771	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	11	0.13	0.12	22	38.5
23170201037_	10014772	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	118	0.11	0.28	23	24.9
23170201037_	10014773	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	2.5	0.39	0.15	20	5
23170201037_	10014774	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	2.5	0.08	0.22	19	14.2
23170201037_	10014776	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	122	0.29	0.41	13	12.8
23170201037_	10014777	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	16	0.06	0.22	16	12.6
23170201037_	10014778	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	129	0.54	0.22	16	20.7
23170201037_	10014779	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	21	0.14	0.19	18	46.2
23170201037_	10014781	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	17	0.07	0.11	25	16.6
23170201037_	10014782	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	37	0.21	0.28	26	8.8
23170201037_	10014783	O	5/04/07	509243	719467	945	chan	2	NR	NR	NR	2.5	0.04	0.11	25	2.2
23170201037_	10014784	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	869	0.72	0.27	14	268
23170201037_	10014785	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	100	0.26	0.11	21	77.4
23170201037_	10014786	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	17	0.11	0.29	27	41
23170201037_	10014787	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	55	0.25	0.17	20	84.8
23170201037_	10014788	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	119	0.45	0.55	15	89.8
23170201037_	10014789	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	3570	2.26	0.14	21	393
23170201037_	10014790	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	963	0.61	0.28	21	135
23170201037_	10014791	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	596	0.48	0.1	27	83.1
23170201037_	10014792	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	46	0.09	0.22	35	19.1
23170201037_	10014793	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	2250	1.57	0.11	30	115.5
23170201037_	10014794	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	21	0.15	0.17	24	45.5
23170201037_	10014795	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	46	0.1	0.1	22	29.7
23170201037_	10014796	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	21	0.16	0.22	24	51.8

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201037_	10014797	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	44	0.16	0.11	26	52.5
23170201037_	10014798	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	59	0.39	0.18	25	143.5
23170201037_	10014799	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	345	0.41	0.08	30	107
23170201037_	10014801	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	464	0.41	0.26	29	66.4
23170201037_	10014802	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	176	0.38	0.13	25	83.2
23170201037_	10014803	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	175	0.41	0.25	19	97.1
23170201037_	10014804	O	5/04/07	509243	719467	945	chan	2	QzSer	Str	NR	55	0.19	0.21	31	15.8
23170201037_	10014806	O	5/04/07	509243	719467	945	chan	2	QzSer	Str	NR	175	0.25	0.13	30	21.6
23170201037_	10014807	O	5/04/07	509243	719467	945	chan	2	QzSer	Str	NR	267	0.27	0.24	26	58.5
23170201037_	10014808	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	136	0.3	0.13	27	66.9
23170201037_	10014809	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	952	0.96	0.36	19	62.9
23170201037_	10014810	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	38	0.37	0.13	22	79.5
23170201037_	10014811	O	5/04/07	509243	719467	945	chan	2	Ser	Str	NR	209	0.29	0.27	23	92.7
23170201037_	10014812	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	294	0.15	0.13	29	45.1
23170201037_	10014813	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	96	3.47	0.25	27	568
23170201037_	10014814	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	40	0.6	0.12	15	173.5
23170201037_	10014815	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	43	0.36	0.22	20	128.5
23170201037_	10014816	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	53	0.16	0.13	23	52.4
23170201037_	10014817	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	8	0.13	0.21	24	31.6
23170201037_	10014818	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	12	0.25	0.18	20	34.5
23170201037_	10014819	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	64	0.28	0.2	24	34.1
23170201037_	10014820	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	44	0.14	0.1	33	32
23170201037_	10014821	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	17	0.09	0.2	30	29.1
23170201037_	10014822	O	5/04/07	509243	719467	945	chan	2	Ser	Wk	NR	31	0.12	0.15	32	46.9
23170201037_	10014823	O	5/04/07	509243	719467	945	chan	2	Ser	Wk	NR	6	0.08	0.24	32	19.1
23170201037_	10014824	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	8	0.07	0.11	31	24.8
23170201037_	10014826	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	33	0.18	0.23	27	84.4
23170201037_	10014827	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	833	0.87	0.1	20	243
23170201037_	10014828	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	23	0.21	0.2	31	76
23170201037_	10014829	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	66	0.29	0.32	15	84.7
23170201037_	10014831	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	54	0.18	0.18	38	62.9
23170201037_	10014832	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	724	0.72	0.23	17	212
23170201037_	10014833	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	152	0.2	0.08	11	83.5
23170201037_	10014834	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	82	0.29	0.23	29	47.4
23170201037_	10014835	O	5/04/07	509243	719467	945	chan	2	QzSer	Str	NR	274	1.98	0.56	35	101.5
23170201037_	10014836	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	1100	1.2	0.22	28	119
23170201037_	10014837	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	61	0.13	0.09	29	71.7
23170201037_	10014838	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	925	0.34	0.18	20	118.5
23170201037_	10014839	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	95	0.24	0.08	28	112
23170201037_	10014840	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	20	0.32	0.22	25	173.5
23170201037_	10014841	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	102	0.45	0.35	13	128
23170201037_	10014842	O	5/04/07	509243	719467	945	chan	2	Ser	Mod	NR	50	0.34	0.19	16	145
23170201037_	10014843	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	121	0.48	0.13	12	28.5
23170201037_	10014844	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	14	0.09	0.18	29	28.7
23170201037_	10014845	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	24	0.15	0.15	26	57.5
23170201037_	10014846	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	56	0.21	0.24	21	52.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201037_	10014847	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	20	0.14	0.18	29	55.8
23170201037_	10014848	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	36	0.3	0.22	25	79.2
23170201037_	10014849	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	252	0.28	0.08	28	233
23170201037_	10014851	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	11	0.04	0.18	33	15.7
23170201037_	10014852	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	22	0.15	0.15	21	39.8
23170201037_	10014853	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	18	0.24	0.29	12	69.5
23170201037_	10014854	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	11	0.09	0.1	28	45.7
23170201037_	10014856	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	2.5	0.07	0.12	36	34.8
23170201037_	10014857	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	163	0.06	0.17	30	32
23170201037_	10014858	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	22	0.11	0.08	23	51.5
23170201037_	10014859	O	5/04/07	509243	719467	945	chan	2	NR	NR	NR	2.5	0.03	0.17	33	11.4
23170201037_	10014860	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	14	0.1	0.18	29	30
23170201037_	10014861	O	5/04/07	509243	719467	945	chan	2	NR	NR	NR	10	0.04	0.19	30	8.6
23170201037_	10014862	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	135	0.21	0.19	22	80.1
23170201037_	10014863	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	310	0.23	0.14	23	51.6
23170201037_	10014864	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	328	0.71	0.12	27	654
23170201037_	10014865	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	12	0.16	0.18	24	55.5
23170201037_	10014866	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	96	0.23	0.08	15	105.5
23170201037_	10014867	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	452	0.97	0.21	19	399
23170201037_	10014868	O	5/04/07	509243	719467	945	chan	2	Ser	Wk	NR	7	0.12	0.08	27	46
23170201037_	10014869	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	46	0.19	0.19	18	98.6
23170201037_	10014870	O	5/04/07	509243	719467	945	chan	2	NR	NR	NR	5	0.05	0.09	29	19.7
23170201037_	10014871	O	5/04/07	509243	719467	945	chan	2	NR	NR	NR	12	0.13	0.24	19	61.2
23170201037_	10014872	O	5/04/07	509243	719467	945	chan	2	Ser	Wk	NR	42	0.12	0.08	26	29.2
23170201037_	10014873	O	5/04/07	509243	719467	945	chan	2	Ser	Wk	NR	276	0.18	0.15	23	113.5
23170201037_	10014874	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	37	0.13	0.09	20	35.9
23170201037_	10014876	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	34	0.15	0.19	20	70.1
23170201037_	10014877	O	5/04/07	509243	719467	945	chan	2	NR	NR	NR	46	0.09	0.09	25	37.7
23170201037_	10014878	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	17	0.2	0.12	20	101
23170201037_	10014879	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	16	0.11	0.17	21	57
23170201037_	10014881	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	37	0.34	0.13	21	113
23170201037_	10014882	O	5/04/07	509243	719467	945	chan	2	Chl	Wk	NR	2.5	0.11	0.24	61	30.8
23170201037_	10014883	O	5/04/07	509243	719467	945	chan	2	Ser	Wk	NR	106	0.32	0.13	22	134
23170201037_	10014884	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	31	0.21	0.24	22	37.7
23170201037_	10014885	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	421	0.55	0.1	11	164.5
23170201037_	10014886	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	5260	4.25	0.27	11	383
23170201037_	10014887	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	3830	3.52	6.1	6	418
23170201037_	10014888	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	2370	4.26	4.06	10	183
23170201037_	10014889	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	2430	3.11	0.14	11	491
23170201037_	10014890	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	1560	2.99	0.34	11	666
23170201037_	10014891	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	3680	4.51	0.16	7	376
23170201037_	10014892	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	2700	4.42	0.3	6	492
23170201037_	10014893	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	4020	8.35	11.6	9	980
23170201037_	10014894	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	456	1.51	0.26	18	227
23170201037_	10014895	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	876	1.27	0.12	19	98
23170201037_	10014896	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	728	0.98	0.24	12	217

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201037_	10014897	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	911	2.55	0.15	12	258
23170201037_	10014898	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	301	1.14	0.35	12	84.5
23170201037_	10014899	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	150	0.84	0.19	20	118
23170201037_	10014901	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	43	0.6	0.26	24	125.5
23170201037_	10014902	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	70	0.81	0.34	24	181
23170201037_	10014903	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	202	0.99	0.26	19	210
23170201037_	10014904	O	5/04/07	509243	719467	945	chan	2	PotKF	Wk	NR	64	0.46	1.46	21	111.5
23170201037_	10014906	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	73	1.49	6.59	17	230
23170201037_	10014907	O	5/04/07	509243	719467	945	chan	2	Ser	Str	NR	464	3.18	78	10	92.1
23170201037_	10014908	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	400	0.85	0.48	22	66.2
23170201037_	10014909	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	306	0.41	0.17	22	112.5
23170201037_	10014910	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	331	2.49	0.98	19	107.5
23170201037_	10014911	O	5/04/07	509243	719467	945	chan	2	PotKF	Str	NR	509	5.47	0.76	5	218
23170201037_	10014912	O	5/04/07	509243	719467	945	chan	2	PotKF	Mod	NR	898	1.19	0.26	17	185.5
23170201037_	10014913	O	5/04/07	509243	719467	945	chan	2	QzSer	Mod	NR	447	0.56	3.27	20	68.4
23170201038_	10014916	O	5/22/07	509491	719384	936	chan	2	Arg Sup	Str	NR	376	67.5	0.68	53	172
23170201038_	10014917	O	5/22/07	509491	719384	936	chan	2	Arg Sup	Str	NR	4410	56.7	0.68	47	261
23170201038_	10014918	O	5/22/07	509491	719384	936	chan	2	Arg Sup	Str	NR	1620	1.96	0.45	58	189.5
23170201038_	10014919	O	5/22/07	509491	719384	936	chan	2	Arg Sup	Str	NR	69	1.06	0.69	67	75.8
23170201038_	10014920	O	5/22/07	509491	719384	936	chan	2	NR	Mod	NR	1930	0.73	0.6	51	119
23170201038_	10014921	O	5/22/07	509491	719384	936	chan	2	NR	Mod	NR	9440	3.87	0.66	46	173.5
23170201038_	10014922	O	5/22/07	509491	719384	936	chan	2	NR	Wk	NR	66	0.36	0.43	42	62.9
23170201038_	10014923	O	5/22/07	509491	719384	936	chan	2	NR	Wk	NR	1750	6.5	3.18	41	322
23170201038_	10014924	O	5/22/07	509491	719384	936	chan	2	NR	Wk	NR	70	0.24	0.33	42	25.6
23170201038_	10014926	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	6	0.07	0.33	46	10.4
23170201038_	10014927	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	41	0.1	0.34	45	17.2
23170201038_	10014928	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	42	0.13	0.15	34	9.1
23170201038_	10014929	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	224	0.94	0.32	30	47.2
23170201038_	10014931	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	61	0.44	0.35	28	33.3
23170201038_	10014932	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	1100	1.31	5.55	26	176.5
23170201038_	10014933	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	4450	1.23	0.29	36	208
23170201038_	10014934	O	5/22/07	509491	719384	936	chan	2	NR	Wk	NR	301	0.22	0.15	30	47.9
23170201038_	10014935	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	346	0.34	10.5	36	31
23170201038_	10014936	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	8	0.08	0.25	39	11.8
23170201038_	10014937	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	473	1.45	5.31	28	90.9
23170201038_	10014938	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	78	0.19	0.19	40	38.3
23170201038_	10014939	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	121	0.19	0.26	34	46.3
23170201038_	10014940	O	5/22/07	509491	719384	936	chan	2	QzSer	Str	NR	492	0.5	0.17	29	41.8
23170201038_	10014941	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	45	0.1	0.27	39	21.2
23170201038_	10014942	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	70	0.09	0.13	39	12.4
23170201038_	10014943	O	5/22/07	509491	719384	936	chan	2	Ser	Str	NR	282	0.55	0.28	31	38
23170201038_	10014944	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	24	0.05	0.14	39	9
23170201038_	10014945	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	63	0.17	0.34	33	18.7
23170201038_	10014946	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	133	0.08	0.13	38	12.4
23170201038_	10014947	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	21	0.31	0.28	45	11.6
23170201038_	10014948	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	68	0.16	0.15	35	9.9

HOLE NAME	SAMPLE NUMBER	SAMPLE QA \ QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201038_	10014949	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	147	0.56	0.28	24	26.1
23170201038_	10016501	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	59	0.22	0.25	39	21.4
23170201038_	10016502	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	40	0.11	0.14	41	11.2
23170201038_	10016503	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	36	0.49	0.27	36	37.1
23170201038_	10016504	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	186	1.05	0.14	25	83.2
23170201038_	10016506	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	739	1.1	0.13	17	150
23170201038_	10016507	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	564	1.65	0.27	18	190.5
23170201038_	10016508	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	210	1.53	0.37	17	292
23170201038_	10016509	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	373	2.84	0.32	7	437
23170201038_	10016510	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	5110	2.26	0.14	20	1170
23170201038_	10016511	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	2200	1.13	114.5	16	338
23170201038_	10016512	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	1590	1.27	29.9	26	520
23170201038_	10016513	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	675	2	42.7	19	76
23170201038_	10016514	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	383	1.43	8.3	21	31.4
23170201038_	10016515	O	5/22/07	509491	719384	936	chan	2	QzSer	Str	NR	348	0.75	1.74	23	37.4
23170201038_	10016516	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	67	0.46	0.84	34	16.2
23170201038_	10016517	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	29	0.16	0.35	32	11.1
23170201038_	10016518	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	241	0.52	0.48	26	27.4
23170201038_	10016519	O	5/22/07	509491	719384	936	chan	2	QzSer	Mod	NR	2.5	0.05	0.26	40	8.6
23170201038_	10016520	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	19	0.08	0.13	41	8.3
23170201038_	10016521	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	654	0.18	0.35	41	8.7
23170201038_	10016522	O	5/22/07	509491	719384	936	chan	2	PotKF	Wk	NR	905	0.84	0.15	36	21.7
23170201038_	10016523	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	2.5	0.07	0.25	39	6.6
23170201038_	10016524	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	339	0.1	0.14	38	11.4
23170201038_	10016526	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	62	0.06	0.12	39	7.2
23170201038_	10016527	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	85	0.08	0.22	39	11.6
23170201038_	10016528	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	81	0.12	0.19	35	7.3
23170201038_	10016529	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	2.5	0.05	0.75	38	6.8
23170201038_	10016531	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	370	0.16	0.87	30	46
23170201038_	10016532	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	519	1.63	63.7	10	42
23170201038_	10016533	O	5/22/07	509491	719384	936	chan	2	PotKF	Mod	NR	27	0.12	0.48	35	20.3
23170201038_	10016534	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	19	0.07	0.22	38	12.6
23170201038_	10016535	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	73	0.06	0.27	40	8.6
23170201038_	10016536	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	9	0.06	0.15	38	6.1
23170201038_	10016537	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	36	0.06	0.32	36	10.3
23170201038_	10016538	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	74	0.08	0.23	29	6.8
23170201038_	10016539	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	21	0.06	0.32	30	9.3
23170201038_	10016540	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	63	0.09	0.14	33	12.1
23170201038_	10016541	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	2.5	0.05	0.25	40	8.9
23170201038_	10016542	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	2.5	0.04	0.13	27	4.2
23170201038_	10016543	O	5/22/07	509491	719384	936	chan	2	QzSer	Str	NR	55	0.07	0.27	35	8.4
23170201038_	10016544	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	5	0.05	0.14	49	8.5
23170201038_	10016545	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.26	35	6.5
23170201038_	10016546	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.13	39	4.1
23170201038_	10016547	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	72	0.52	19.2	43	30.4
23170201038_	10016548	O	5/22/07	509491	719384	936	chan	2	QzSer	Str	NR	312	1.49	5.02	24	57.7

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201038_	10016549	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	262	0.75	1.86	15	32.4
23170201038_	10016551	O	5/22/07	509491	719384	936	chan	2	PotKF	Str	NR	127	0.33	0.48	19	40.9
23170201038_	10016552	O	5/22/07	509491	719384	936	chan	2	Ser	Str	NR	204	0.19	0.3	24	17.1
23170201038_	10016553	O	5/22/07	509491	719384	936	chan	2	Ser	Str	NR	191	0.49	0.32	21	42.6
23170201038_	10016554	O	5/22/07	509491	719384	936	chan	2	Ser	Str	NR	238	0.61	0.2	22	51.3
23170201038_	10016556	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	104	0.11	0.14	27	26.2
23170201038_	10016557	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	23	0.16	0.24	29	15.7
23170201038_	10016558	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	6	0.07	0.74	29	13.6
23170201038_	10016559	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.21	32	4.4
23170201038_	10016560	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	59	0.07	0.1	28	13.5
23170201038_	10016561	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.19	30	9.1
23170201038_	10016562	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	58	0.14	0.93	25	12.8
23170201038_	10016563	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	172	0.22	0.28	28	14.8
23170201038_	10016564	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	119	0.1	0.12	20	16.6
23170201038_	10016565	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	117	0.56	0.23	27	18.9
23170201038_	10016566	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	13	0.05	0.13	28	5.5
23170201038_	10016567	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.06	0.22	28	6.6
23170201038_	10016568	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.1	31	6.2
23170201038_	10016569	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.08	0.22	29	9
23170201038_	10016570	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	17	0.09	0.12	32	36.3
23170201038_	10016571	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.08	0.21	30	8.8
23170201038_	10016572	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.1	30	5.5
23170201038_	10016573	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.18	30	6.6
23170201038_	10016574	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.09	31	5.7
23170201038_	10016576	O	5/22/07	509491	719384	936	chan	2	Ser	Str	NR	75	0.19	0.85	19	16.6
23170201038_	10016577	O	5/22/07	509491	719384	936	chan	2	Ser	Str	NR	42	0.13	0.1	16	38.4
23170201038_	10016578	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	30	0.17	0.23	16	8.6
23170201038_	10016579	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	42	0.21	0.2	19	57
23170201038_	10016581	O	5/22/07	509491	719384	936	chan	2	Ser	Wk	NR	13	0.22	0.24	25	43.9
23170201038_	10016582	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.09	0.09	28	11.9
23170201038_	10016583	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.06	0.21	29	10.1
23170201038_	10016584	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.09	31	7.2
23170201038_	10016585	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.17	0.16	31	6.8
23170201038_	10016586	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.04	0.08	31	4.2
23170201038_	10016587	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.19	32	6.7
23170201038_	10016588	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.08	30	4.4
23170201038_	10016589	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.07	0.21	31	7.3
23170201038_	10016590	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.08	0.1	28	4.8
23170201038_	10016591	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.07	0.21	30	7.2
23170201038_	10016592	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.13	28	5
23170201038_	10016593	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.19	28	6.9
23170201038_	10016594	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.11	29	5.3
23170201038_	10016595	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	9	0.1	0.24	28	7
23170201038_	10016596	O	5/22/07	509491	719384	936	chan	2	Ser	Mod	NR	33	1.36	0.49	24	10.6
23170201038_	10016597	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.06	0.19	31	6.2
23170201038_	10016598	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.1	29	4.2

HOLE NAME	SAMPLE NUMBER	SAMPLE QA\QC	DATE SAMPLED	EASTING NR	NORTHING NR	ELEVATION METRES ASL	SAMPLE TYPE	SAMPLE LENGTH	ALTERATION TYPE	ALTERATION INTENSITY	ALTERATION DISTRIBUTION	AU50 PPB	Ag PPM	Mo PPM	Zn PPM	Cu PPM
23170201038_	10016599	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.22	28	6.2
23170201038_	10016601	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.05	0.11	28	5.1
23170201038_	10016602	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.07	0.1	30	4.5
23170201038_	10016603	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.09	0.22	31	10.1
23170201038_	10016604	O	5/22/07	509491	719384	936	chan	2	NR	NR	NR	2.5	0.82	0.24	28	10

APPENDIX 3A

Qualified Person (QP) Data Verification Sample Description and Results

GRAMALOTE QP SAMPLES

all samples WGS 84 datum Zone 16 N

SAMPLE	DATE	EASTING	NORTHING	DDH	INTERVAL	LENGTH	AREA	TYPE	Au (ppb-QP)	Au (ppb-SK)	Cu (ppm-QP)	Cu (ppm-SK)	DESCRIPTION
41701	Sept 19/07	510012	719550	-	-	60 cm	Los Mangos	disc.-cont. chip	107	-	219	-	Altered granodiorite wall rock-some 'A' veins, py, minor cpy, biotite alteration
41702	Sept 19/07	510012	719549	-	-	15 cm	Los Mangos	disc.-cont. chip	41	-	130 5	-	Qtz vein with py, minor moly - hydrauliced and rat-holed
41703	Sept 19/07	509318	719605	-	-	3 m (0-3)	Las Torres	disc.-cont. chip	4260	3300	183	290	trench S. end headwall - tough altered qtz diorite - dissem. Py, SK# 12010212
41704	Sept 19/07	509318	719603	-	-	2.5m (3-5.5)	Las Torres	disc.-cont. chip	668	281	43.1	100	as previous, SK# 12010213
41705	Sept 19/07	509745	719661	-	-	2.0m	tunnel	cont. chip	415	+10100	158	760	along channel sample - abundant sulphides - heavy alteration, SK# 12017618
41706	Sept 19/07	509745	509745	-	-	2.0m	tunnel	cont chip	3660	2020	615	629	as previous, SK# 12017621
41707	Sept 20/07	509970	719545	DDH 13	61.3-62m	0.7m	Las Torres	1/4 core sawn	2280	2160	40.8	46.5	altered granodiorite , SK # 10009153
41708	Sept 20/07	509970	719545	DDH 13	120-121.38	1.38m	Las Torres	1/4 core sawn	1660	6390	153	166.5	sample 5 gpt zone - left out main cpy-bearing vein, SK # 10009185 (left out cpy bearing qtz veins)
41709	Sept 20/07	509261	719513	DDH 27	126-128m	2.0m	La Cascada	1/4 core sawn	3090	+10100	183	177.5	sample 10 gpt zone - uniform alteration, no major veining, SK # 10011758
41710	Sept 20/07	509261	719513	DDH 27	142-142.65	0 65 m	La Cascada	1/4 core sawn	2740	3080	119	89.2	altered tonalite, uniform alteration, SK # 10011766
41711	Sept 20/07	509563	719393	DDH 07	184.03-184.97	0.94m	Retiro-Mango	1/4 core sawn	340	+10100	118.5	635	altered tonalite - left out qtz vein @185.5m, SK # 10002691
41712	Sept 20/07	510163	719285	DDH 25	224 - 226m	2.0m	El Barzal	1/4 core sawn	357	1405	166	276	altered tonalite - no major veining, SK # 10011510

Appendix 3B

Qualified Person (QP) Data Verification
Certificate of Analysis

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

CERTIFICATE LI07110271

Project: 40
P.O. No.: 2000933
This report is for 32 Pulp samples submitted to our lab in Lima, Peru on 3-OCT-2007.

The following have access to data associated with this certificate:
MONICA URIBE

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
LOG-24	Pulp Login - Rcd w/o Barcode

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Au-AA24	Au 50g FA AA finish	AAS
ME-MS61	48 element four acid ICP-MS	
Hg-CV41	Trace Hg - cold vapor/AAS	FIMS

To: SOCIEDAD KEDAHDA S.A.
ATTN: MONICA URIBE
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

Milder Mascaraqui, Laboratory Manager, Peru

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method / Analyte / Units / LOR	Au-AA24 Au ppb 5	Au-AA24 Au Check ppb 5	Au-AA24 Au Check ppb 5	ME-MS61 Ag ppm 0.01	ME-MS61 Cu ppm 0.2	ME-MS61 Pb ppm 0.5	ME-MS61 Zn ppm 2	ME-MS61 As ppm 0.2	ME-MS61 Sb ppm 0.05	ME-MS61 Mo ppm 0.05	ME-MS61 Bi ppm 0.01	ME-MS61 Ba ppm 10	Hg-CV41 Hg ppm 0.01	ME-MS61 Fe ppm 100	ME-MS61 Mn ppm 5
41701		107			0.82	219	8	46	<0.2	0.22	1.87	0.31	500	0.01	20800	441
41702		41			1.75	130.5	7.3	6	0.8	0.22	75	14.15	150	0.02	7200	79
41703		4260			3.43	183	19.4	45	0.3	0.18	0.42	4.24	490	0.01	15200	136
41704		668			0.52	43.1	11.7	32	0.7	0.39	0.18	0.55	410	0.01	13700	176
41705		415			0.77	158	7.1	16	0.2	0.15	9.29	4.8	410	0.01	20000	632
41706		3660			3.8	615	8.1	26	<0.2	0.15	0.51	8.98	530	0.01	21700	480
41707		2280			6.47	40.8	75.3	29	0.3	0.21	9.18	12.25	280	0.01	23000	529
41708		1860			3.72	153	13.3	34	<0.2	0.19	0.52	2.76	600	0.01	20000	471
41709		3090			2.47	183	15.1	27	<0.2	0.19	0.19	2.26	490	0.01	14200	561
41710		2740			2.03	119	24.5	24	<0.2	0.32	0.43	1.53	440	0.01	14100	397
41711		340			1.03	118.5	8.9	41	<0.2	0.21	0.17	1.84	360	0.01	19500	373
41712		357			0.62	166	7.8	44	<0.2	0.05	1.4	1.52	770	0.01	21200	454
41713		554			0.83	1560	9.6	132	9.6	0.4	5.13	0.03	1300	0.05	86300	931
41714		1190			0.54	1680	9.9	214	11.7	2.87	9.53	0.04	1410	0.26	86100	2010
41715		261			0.28	1800	29.2	182	17.1	3.95	5.35	0.15	210	0.06	90100	975
41716		983			2.23	1670	9.7	175	14.3	1.18	11.25	0.13	940	0.01	70900	1170
41717		2910			1.51	1780	13.9	332	39.9	5.02	37.6	0.33	650	0.05	119000	1710
41718		1040			2.93	1790	8.5	265	21.2	0.53	22.2	0.14	800	0.01	84400	1510
41719		808			1.39	729	6.4	295	20.5	1.83	3.28	0.03	830	0.02	98200	2050
41720		3390			2.61	4250	11.3	126	12.1	5.61	52.1	0.39	2340	0.06	49400	637
41721		871			1.49	951	11.4	246	14.8	2.41	25	0.25	1010	0.06	80600	1160
41722		377			1.75	148.5	371	998	42.2	16.1	0.58	0.4	220	0.03	64600	1900
41723		216			0.88	115.5	54.1	841	37.5	12.55	0.47	0.3	290	0.04	60000	1530
41724		156			0.63	104.5	47.9	619	37.3	10.85	0.36	0.25	250	0.04	70100	1650
41725		5	<5		0.55	3.1	6.4	7	0.9	0.28	1.33	0.04	690	0.02	1900	15
41726		4740	4950		6.06	192.5	208	12	65.6	6.02	14.4	12.65	560	0.25	34000	117
41727		512			1.52	147	276	452	32.6	15.25	0.74	1.2	1010	0.03	55400	1665
41728		1580			2.3	219	49.1	201	65.4	19.7	0.68	0.15	400	0.02	63900	2360
41729		400			0.05	19.4	4.5	38	0.9	0.07	1.32	1.33	90	<0.01	27900	450
41730		436	522	367	0.91	125.5	54	1430	24.9	9.25	0.46	0.54	400	0.02	61000	1490
41731		2350			2.95	170.5	325	1960	38.5	12.25	0.49	0.86	150	0.04	84200	1660
41730D		1100	763	692	1.13	132.5	60.5	1420	28.9	10.55	0.38	0.44	310	0.02	60500	1485

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method Analyte Units LOR	ME-MS61 Mg ppm 100	ME-MS61 Al ppm 100	ME-MS61 Be ppm 0.05	ME-MS61 Ca ppm 100	ME-MS61 Cd ppm 0.02	ME-MS61 Ce ppm 0.01	ME-MS61 Cs ppm 0.05	ME-MS61 Co ppm 0.1	ME-MS61 Cr ppm 1	ME-MS61 Ga ppm 0.05	ME-MS61 Ge ppm 0.05	ME-MS61 Hf ppm 0.1	ME-MS61 In ppm 0.005	ME-MS61 K ppm 100	ME-MS61 La ppm 0.5
41701		8300	94700	1.65	13200	0.15	24	0.55	7.6	19	21.2	0.06	0.3	0.025	17400	12.9
41702		400	6900	0.22	200	<0.02	2.4	0.16	0.7	13	1.8	<0.05	0.1	0.031	5700	1.3
41703		4500	80500	0.96	3900	2.38	20.7	0.47	4.3	11	17.3	0.07	0.2	0.068	46500	9.6
41704		5200	82900	1.49	5200	0.13	19.65	0.5	3.7	12	18.45	<0.05	0.3	0.028	31800	9.4
41705		5800	87800	2.01	27900	0.12	18.3	0.71	5.2	14	20.8	0.05	0.3	0.075	42800	8
41706		6800	87500	1.22	23800	0.22	20.6	0.58	7.2	11	23.1	0.06	0.2	0.134	40800	8.8
41707		4800	63500	0.92	22700	0.31	13.5	0.39	4.9	16	14.05	<0.05	0.2	0.039	15400	6.3
41708		6600	82100	1.19	18600	0.11	15.5	0.46	5.8	18	20.7	0.06	0.3	0.062	33800	7.1
41709		4400	81600	1.38	16800	0.46	21.3	0.52	4	11	18.7	0.05	0.2	0.041	40400	9.9
41710		4500	86200	1.7	17500	0.12	20.1	0.5	4.2	11	17.4	<0.05	0.3	0.024	34200	9.3
41711		6800	90600	1.33	24600	0.1	22.2	0.5	6.2	14	20.3	<0.05	0.2	0.034	17600	9.6
41712		8400	89900	1.37	27500	0.09	34.9	0.62	6.1	20	21.1	0.07	0.3	0.049	19300	17.7
41713		9000	98800	0.86	24200	0.24	22.1	1.61	18.1	4	21.5	0.14	0.6	0.077	27300	10.1
41714		13000	104000	0.87	1800	0.18	14	1.06	25.9	6	25.4	0.09	0.6	0.168	39100	5.6
41715		1100	122000	0.95	200	0.16	15.8	5.21	29.6	<1	24.8	0.08	0.4	0.221	8500	7.4
41716		13100	92400	1.23	32800	0.54	31.9	0.81	15.9	4	21.7	0.13	0.4	0.165	28200	16.9
41717		6700	100000	0.69	9400	0.22	16.05	1.4	26.8	36	22.5	0.15	0.6	0.377	15600	10.3
41718		10800	92900	0.53	51000	1.11	8.34	0.52	25.8	16	19.05	0.09	0.4	0.283	27500	3.7
41719		12800	104000	0.62	43300	2.01	9.67	0.83	34.3	28	20.9	0.11	0.3	0.138	9700	4.1
41720		6700	78200	1.24	13000	0.81	26.8	1.96	9.2	6	17	0.13	0.3	0.227	33900	23.8
41721		11200	95300	1.01	23400	0.69	24.1	1.4	17	6	20.1	0.1	0.6	0.358	26300	12.5
41722		39900	69800	0.26	83200	11.8	6.27	1.28	35.4	194	12.5	0.06	1	0.05	9700	2.6
41723		37600	68700	0.26	68200	9.54	6.89	6.96	34.6	199	12.9	0.06	1	0.052	7600	2.9
41724		44700	78600	0.25	76100	7.64	7.47	2.6	42.5	220	14.4	0.08	1.2	0.058	10700	3
41725		700	14300	0.66	400	0.06	39.2	0.79	0.2	27	4	<0.05	0.6	0.008	2000	20.2
41726		<100	10100	0.18	100	0.13	8.86	0.14	29.1	591	9.41	0.05	4.6	0.071	3400	6.3
41727		36800	69900	1.03	59100	4.84	15.45	0.97	32.6	173	14.7	0.08	1.3	0.054	12800	7.3
41728		42500	67300	0.26	63500	0.91	5.78	1.56	38.2	196	11.15	0.09	0.9	0.044	11300	2.2
41729		15300	88700	1.81	18500	0.05	23.7	15.8	18.6	52	20.1	0.07	2.2	0.022	15800	11.1
41730		43500	63300	0.36	64600	16	6.98	1.03	34	180	10.6	0.09	0.8	0.042	4400	3.1
41731		45500	66900	0.28	71100	22.8	5.99	1.42	39.2	208	11.9	0.06	0.8	0.049	3100	2.4
41730D		42400	62200	0.43	64500	17.65	7.92	1.16	37.2	177	12.05	0.08	0.9	0.05	4300	3.6

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Peru S.A.
Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61
	Analyte	Li	Na	Nb	Ni	P	Rb	Re	S	Se	Sn	Sr	Ta	Te	Th	Ti
	Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
	LOR	0.2	100	0.1	0.2	10	0.1	0.002	100	1	0.2	0.2	0.05	0.05	0.2	50
41701		12.6	35000	2.1	6.8	640	54.3	<0.002	100	1	0.6	501	0.07	0.08	1.1	2340
41702		1.8	1200	0.7	2.5	60	14.6	<0.002	600	1	0.4	24.8	<0.05	0.98	0.2	150
41703		6.4	13400	1.8	3.9	410	106	<0.002	13400	1	0.4	190.5	0.08	0.64	1.6	1410
41704		7.8	21800	2.3	3.3	410	85	<0.002	5000	1	1	206	0.12	0.11	1.5	1490
41705		8.1	25500	1.8	14.7	570	101	0.004	18800	1	3.1	257	0.06	0.63	1.6	1670
41706		10.2	16200	2.5	8.5	630	109.5	<0.002	16900	1	1.7	316	0.1	0.83	1.5	2110
41707		9.9	23500	1.5	3.7	330	40.3	<0.002	15900	1	0.4	360	<0.05	0.76	0.8	1190
41708		10.4	20900	4.7	5.2	570	77.8	<0.002	14800	1	0.7	281	0.27	0.39	1.5	1880
41709		6.5	16300	1.9	3.1	380	95	<0.002	9400	1	0.5	212	0.07	0.41	1.6	1300
41710		5.9	22600	1.9	3.8	420	88.3	<0.002	10400	1	0.6	184.5	0.09	0.28	1.6	1320
41711		12.5	35600	2.4	5.1	600	42.3	<0.002	4700	1	0.6	485	0.09	0.16	1.4	2010
41712		12.1	31500	3.6	6.6	640	49.1	<0.002	4400	1	0.7	556	0.18	0.19	2.8	2310
41713		9.5	24400	6.1	4.4	2460	68	0.011	500	2	1.2	306	0.29	0.06	1.4	5780
41714		22.2	3300	8.4	6.7	1670	70.5	0.004	200	2	2.9	126	0.45	0.07	1.5	5640
41715		14.7	200	4.9	5.8	1080	33.8	0.003	200	1	2.5	15.3	0.25	0.89	1.4	6570
41716		8.5	18900	7.6	6.7	1330	66.8	0.033	400	2	1.2	414	0.4	0.2	3	5390
41717		11.2	4500	3.4	17.1	1010	39.2	0.007	200	2	1.8	143	0.15	0.57	0.9	5230
41718		5.6	23100	2.2	9.5	870	49.8	0.058	2900	2	1.5	571	0.09	0.4	0.5	4090
41719		12.8	14200	2.5	17.7	1060	13.8	0.008	1100	2	2	441	0.12	0.14	0.7	5100
41720		9.4	14700	6.7	5.4	840	92.5	0.479	2400	3	2.6	424	0.41	0.32	3.6	2880
41721		7.6	23300	4.9	5.6	1390	58.1	0.058	300	2	1.7	488	0.25	0.29	2.1	4230
41722		24.1	7100	2.8	101	290	47	0.002	11200	2	0.3	134.5	0.12	0.57	0.2	4520
41723		23.3	8100	2.8	99.8	330	37.7	0.002	5300	2	0.3	141	0.13	0.27	0.3	4550
41724		23.3	6900	3.1	120.5	360	48.3	0.002	10500	2	0.3	152.5	0.15	0.16	0.3	5310
41725		8.3	400	2.7	1.2	680	15	<0.002	<100	1	0.4	101.5	0.15	<0.05	3.5	500
41726		0.8	200	14.3	404	180	0.7	<0.002	35000	5	6.7	138	1.2	6.3	5.9	2300
41727		20.2	11400	3.7	111.5	600	45.7	0.004	6500	1	0.7	446	0.25	0.38	2.3	3760
41728		27.6	6600	2.5	108	270	48.1	0.003	13500	1	0.4	132.5	0.17	0.43	0.2	4340
41729		4.4	54600	15.6	59.1	1050	397	<0.002	100	1	1.1	282	1.15	<0.05	2.8	4630
41730		14.5	9600	2.3	136.5	320	14.2	0.002	6900	1	0.4	188.5	0.14	0.34	0.6	3790
41731		17.2	8600	2.5	135	240	13.5	0.002	7100	2	0.4	105	0.15	1.05	0.2	4170
41730D		16.8	9500	2.6	138	300	15.2	0.002	6700	1	0.5	189.5	0.16	0.38	0.7	3770

Comments: REE's may not be totally soluble in MS61 method.

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS Peru S.A.

Calle 1 LT-1A Mz-D, esq. Calle A
Urb. Industrial Bocanegra Callao 01
Lima
Phone: +51 (1) 574 5700 Fax: +51 (1) 574 0721 www.alschemex.com

To: SOCIEDAD KEDAHDA S.A.
CALLE 114 NO. 9-01 TORRE A OF. 1206
BOGOTÁ CUNDINAMARCA
COLOMBIA

Finalized Date: 7-OCT-2007
Account: SCDKDH

Project: 40

CERTIFICATE OF ANALYSIS LI07110271

Sample Description	Method / Analyte / Units / LOR	ME-MS61 Tl ppm 0.02	ME-MS61 U ppm 0.1	ME-MS61 V ppm 1	ME-MS61 W ppm 0.1	ME-MS61 Y ppm 0.1	ME-MS61 Zr ppm 0.5
41701		0.37	0.8	62	6.7	8	2.9
41702		0.1	0.2	7	6	0.6	0.9
41703		0.64	0.7	35	12.5	4.2	2.1
41704		0.47	0.8	36	9.9	3.6	3.1
41705		0.63	0.9	54	490	4.3	3.6
41706		0.61	0.9	63	13.4	5.8	3.1
41707		0.26	0.9	27	7.1	3.5	4
41708		0.43	1.7	48	17.6	4.8	6.3
41709		0.53	0.8	31	10.5	3.5	2.4
41710		0.47	0.7	30	10.1	3.7	2.8
41711		0.27	0.7	49	4	5.5	2.7
41712		0.31	1	54	5.5	6.6	3.4
41713		0.18	0.4	176	1.1	24.3	12.1
41714		0.36	0.4	203	3	5.9	12.2
41715		0.25	0.4	276	3.6	4.2	6.9
41716		0.33	0.7	189	1.3	23.6	7.4
41717		0.51	0.4	302	1.8	17.9	9.8
41718		0.37	0.2	259	1.4	11.9	6.2
41719		0.31	0.3	323	0.8	12.3	6.4
41720		0.72	0.9	63	1.2	28.6	5.9
41721		0.49	0.7	164	1.6	20.8	8.4
41722		0.76	0.1	247	0.8	14.4	26.2
41723		0.61	0.1	246	1.1	14.6	27.6
41724		0.87	0.1	282	2.1	16.1	29.1
41725		0.11	3.5	49	0.3	14.1	16.4
41726		1.96	7.5	15	2.3	7.2	153.5
41727		0.68	2	199	0.9	13.7	33.3
41728		1.01	0.2	237	1.2	13.2	21.2
41729		3.92	1.4	57	0.3	6.2	80.5
41730		0.3	0.5	212	0.8	11.2	20.5
41731		0.33	0.1	231	2	13.5	22.2
41730D		0.26	0.5	213	0.9	12.5	21.9

Comments: REE's may not be totally soluble in MS61 method.

10

TECHNICAL REPORT
ON THE
KUPOL EAST AND KUPOL WEST LICENSES, CHUKOTKA AUTONOMOUS OKRUG, RUSSIA
(REVISED)

PREPARED FOR

B2GOLD CORP.

Dated November 21, 2007 (Original filed October 22, 2007)

Prepared by
William J Crowl, R.G.
Gustavson Associates, LLC

TABLE OF CONTENTS

PAGE

LIST OF FIGURES

PAGE

LIST OF TABLES

PAGE

LIST OF APPENDICES

1.0 SUMMARY

B2Gold Corp. is in the process of acquiring a 37.5% interest in two exploration licenses, Kupol West and Kupol East, located in the Chukotka Autonomous Okrug in the Russian Far East. The licenses are proposed to be held under the Russian operating company (Kupol Opco) comprised of a Joint Venture between B2Gold Corp.(37.5%), Kinross Gold Corporation (37.5%) and a company controlled by agencies of the Government of Chukotka (25%). B2Gold Corp. is the proposed operator. The final terms and conditions of the Joint Venture are under negotiation at the date of this Report. The licenses are located approximately 220 kilometers east of the town of Bilibino.

The Kupol West and Kupol East licenses are separated by 3.7 kilometers and cover an area of 194 km^2 and 231.6 km^2 respectively, with subsurface rights to 1000 meters depth below the current surface. The 17.5 km^2 Kupol mine license area presently operated by Kinross Gold is centered on the Kupol West license and is excluded from the license area. The Kupol West and Kupol East licenses allow for exploration and mining and are valid for 25 years.

Ground magnetic surveys on the northern portion of the Kupol West license confirmed that the magnetic low that follows the Kupol deposit continues for 1500 meters northward onto the Kupol West license. An associated geophysical resistivity high anomaly also continues onto the license for 1200 meters. Drilling by Bema Gold Corporation encountered the northern continuation of the Kupol vein within 40 meters of the Kupol West license. The northern part of the Kupol West license will be a primary focus for exploration efforts by B2Gold Corp.

Quartz float was first noted in the area in 1966 during regional government surveys. Exploration by Anyusk State Mining and Geological Enterprise (Anyusk) extended beyond Kupol into surrounding regions south and east of the Kupol deposit. This work uncovered several low sulphidation epithermal quartz vein systems. The most significant of these is the Prekup occurrence on the Kupol East license, where a north trending quartz vein up to 13.4 meters wide has been traced by trenching and drilling over a distance of 900 meters in quartz-sericite altered rhyolite. Trench sampling returned up to 36.4 g/t gold and 87.9 g/t silver over 7.1 meters. A second vein system at Dublon West on the Kupol West license has been traced for 900 meters by trenching, drilling and mapping, and comprises three north-trending quartz veins up to 5 meters wide hosted in quartz-sericite altered rhyolite and andesite. Pre-2007 drilling returned grades of up to 2.0 g/t gold and 7.2 g/t silver over 0.2 meters. The Moroshka prospect, immediately west of the Kupol East license consists of two sub-parallel northwest trending quartz veins up to 1.5 meters wide that have been mapped on surface for 500 and 570 meters in rhyolite and dacite.

Anyusk also identified several areas of alteration containing discontinuous quartz veining and anomalous surface geochemistry. The Tokai occurrence on the Kupol East license comprises a series of quartz-sulphide vein zones 200-500 meters in length and up to 20 meters wide contained in three principle zones over a 2.7 by 1.5 kilometer area. These zones are hosted in propylitic, silicified and quartz-sericite altered andesite.

The Avgusteishiy prospect on the Kupol West license, consists of north to northeast trending zones of silicified and sulphidized wallrock containing quartz and quartz-carbonate veinlets with disseminated sulphides. These zones occur in two areas of anomalous soil geochemistry, a 2.5

by 1 kilometer area on the northwestern portion of the Avgusteishiy grid and a 2.5 by 1.5 kilometer area on the southern portion of the Avgusteishiy grid.

Both the Kupol West and Kupol East license areas were covered by 500 meter spaced stream sediment sampling and 500m x 100m lithogeochemical (soil) sampling over the interval from 1996 to 2003. These programs identified multi-element geochemical anomalies in the following four areas on the southern half of the Kupol West licenses; Dubonnet, Bazisniy, Moroshka West and Khmuriy. In addition, during the period 2000 to 2004 Anyusk covered the Avgusteishiy, Prekup and Tokai areas with 1:10,000 ground magnetic and electrical apparent resistivity and soil geochemical surveys.

Exploration in 2007 started in late February 2007 with a winter ground magnetic survey covering areas of both the Kupol East and Kupol West licenses. A total of 1,522 line kilometers of magnetic surveying was completed in 2007 over the following areas on the Kupol West license; Moroshka West, TB2, Kupol North, Dubonnet and Kupol South; and on the Kupol East license; Prekup, Tokai, Kak, Killer Bunny (KB) and Ozerninskaya Caldera (Caldera). In addition to the magnetic surveys a total of 211 line kilometers of electrical apparent resistivity were conducted over the Moroshka West, Left Dublon and Kupol North Extension areas of the Kupol West license.

Ground magnetic surveying clearly delineates the main Kupol vein deposit and trend as a significant magnetic low. Several additional magnetic low targets are also present within the Kupol West license area, including the Star and Offset anomalies. In the Moroshka West area a sharp contrast in magnetic susceptibility was identified west of the Moroshka creek. This change in part reflects a change in bedrock lithologies with felsic units to the west and intermediate to mafic volcanics to the east.

On the Kupol East License a broad magnetic low was defined adjacent to the northern margin of the Ozerninskaya caldera. It is believed that this low may represent alteration associated with the ring fractures of the caldera. In addition to this anomaly a moderate north-south trending low was identified coincident with the Prekup vein system. This confirmed the findings of the Russian survey work and suggests that the Prekup hydrothermal system may extend beyond the mapped limits of the vein system. No distinct magnetic features were identified within the Kak or Tokai occurrences.

In 2007 a total of 6,970 soil samples were collected in the Moroshka West and Dubonnet target areas on a 200 meters line and 20 meters station spacing grid. Results are pending for all samples as of November 16, 2007.

A total of 1,489 meters of surface trenching was completed on 16 trenches on the Kupol East License at five target areas. Partial results have been received from 9 of 16 trenches that were completed and sampled. Nineteen diamond drilling holes were completed on six targets for 2,998.7 meters in 2007. Partial results have been received for 15 of 19 holes on 5 targets. Complete results have been received for 6 holes or 32% of the drilling completed. No significant results have been received to date (November 16, 2007). Results received do confirm the

previous work in the target areas. Alteration type and intensity suggests that drilling may have tested the upper levels of the epithermal systems.

Two targets, Avgusteishiy and Dubonnet, were tested with 20 trenches in 2007 on the Kupol West property. Of these trenches only 7 of 9 on Dubonnet were completed and sampled and 4 of 11 trenches on Avgusteishiy completed. Three old trenches were re-sampled in 2007; two at Dublon and one at Left Dublon. Partial results have been received from two of the twenty trenches and no results from the trench re-sampling. No significant results have been returned to date.

Six holes totaling 2,966 meters were drilled on the Kupol West license with three holes targeting the Kupol North Extension zone and one each the Star, Offset and Kupol South zones. No wide veins were intersected in any of the drill holes. No veining was intersected in the Kupol South target drilling. Partial results have been received to date from five of the six drill holes. The best result received to date came from a quartz-amethyst banded vein and vein breccia in hole KWN07-002 with 3.98 g/t gold and 118.2 g/t silver returned over 0.70 meters core length. Extensive zones of alteration were intersected in all the holes drilled in the northern part of the Kupol West license indicating that with further drilling there is potential to locate mineralization within the structures and areas tested in 2007.

Based on a review of the interim results from the 2007 field programs including a review of detailed core photographs from the 2007 drill program, Gustavson concludes that no significant changes are evident on the Kupol East and West Licenses from the project status at the end of July, 2007. Further interpretive work awaits receipt of final 2007 results. Significant delays in receiving geochem analysis are due in part to the restricted use of the active Kupol Laboratory and permitting delays in sending the geochem samples collected in 2007 offshore to ALS Chemex in Perth Australia. The Kupol East and West licenses remain prospective for the discovery of precious metal mineralization.

Gustavson recommends an $8.8 million USD program for the Kupol West and Kupol East licenses in 2008. B2Gold's share is 50% or $4.4 million. The Kupol East 2008 program is comprised of 3,000 meters of drilling. Most of the drilling will be concentrated on testing the Prekup target at depth and along strike. Additional geological mapping, soil sampling, trenching on the Killer Bunny zone and continued trench re-sampling and trenching along strike on the Tokai and Prekup targets is proposed. On Kupol West, 6,000 meters of drilling is proposed with the continuation of deep drilling on the targets in the northern part of the license and first pass drilling in the Moroshka West and TB2 areas. Trenching and more detailed mapping programs will continue in the Avgusteishiy area. The magnetic survey coverage of the property will be extended.

2.0 INTRODUCTION

Gustavson Associates, LLC ("Gustavson") was commissioned by B2Gold Corp. ("B2Gold") in July 2007 to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Independent Technical Report on the Kupol West and Kupol East licenses. This report is based on historical information, internal company documents, exploration maps, data and databases and discussions with B2Gold Corp. staff. The qualified person for the report is William J. Crowl, Vice President, Mining, Gustavson Associates LLC, Boulder Colorado.

2.1 Terms of Reference

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects, as per Companion Policy 43-101CP and Form 43-101F1.

2.2 Property Ownership Structure

The Company is currently negotiating a joint venture agreement (the "**Kupol JV Agreement**") relating to the exploration, development and mining of gold and silver in the Chukotka Autonomous Region in northeastern Russia in the area covered by the East and West Kupol licenses.

Provided that final agreement is reached on the Kupol JV Agreement and certain conditions to closing are fulfilled, it is anticipated that the East and West Kupol licenses will be held indirectly by a special purpose vehicle ("**Kupol JVCo**"), the indirect shareholders of which will be a subsidiary of Kinross as to 37.5%, the Company as to 37.5% and a company controlled by agencies of the Government of Chukotka ("**CUE**") (or its successor in interest) as to 25%. Pursuant to the Purchase Agreement, at the closing of the Kupol JV Agreement, a subsidiary of the Company will acquire its 37.5% interest in Kupol JVCo by paying to a subsidiary of Kinross US$7.5 million (consisting of cash, debt and shares of the Company) plus its *pro rata* portion of the fair market value of the equipment and other assets relating to the East and West Kupol licenses.

Kupol JVCo will hold all of the shares of "**Kupol Opco**", the Russian operating company that will hold the East and West Kupol licenses and related exploration assets. Kupol Opco will enter into project management agreements with respect to the development and mining of any deposits located within the East and West Kupol licenses area that will set forth the terms, conditions, rights and obligations of Kupol Opco, the project manager and any other party to the project management agreement. Prior to the completion of a pre-feasibility study, the Company (or a subsidiary) will act as project manager. Following completion of a positive pre-feasibility study, a subsidiary of Kinross will act as project manager.

2.3 Purpose and Basis of Report

This independent technical report is being submitted to fulfill requirements of British Columbia Securities Commission. The basis of the report is the site visit and work previously completed by B2Gold and others.

2.4 Personal Inspection

William J. Crowl, R.G. personally performed a site visit to the Kupol East, Kupol West and Kupol properties in the company of B2Gold geologists from July 26, 2007 through July 30, 2007. A previous trip to the Kupol Project was conducted in May, 2005 by Mr. Crowl.

On July 27, Mr. Crowl visited target areas on the Kupol West license – Avgusteishiy, Dublon and Dubonnet. On July 28, visits were made to targets on the Kupol East license – Prekup and Tokai. On July 29, Mr. Crowl examined drill core from the 2005 drilling at the North end of the Kupol zone (holes KP05-492, -505, -521, -504, -510 and -519). Finally, on July 30, the available core from the Tokai 2007 drilling was examined (holes KET07-001, -002 and -003). Also on July 30, a tour was taken of the Kupol Mine open pit and underground workings. Mr. Crowl also reviewed 2007 drill core photos and monthly reports from the Kupol East and Kupol West projects for the period August1, 2007 to Sept 30th, 2007.

3.0 RELIANCE ON EXPERTS

Much of the information for the technical report was compiled from the following reports: Kupol East Exploration Proyekt 2007-2011, by Evgenia Alexseenko (2006); Kupol West Exploration Proyekt 2007-2011, by Vyacheslav Pavlyuk (2006); Report on Prospecting and Exploration at the Prekup Occurrence, by S.I. Sukhikh (2002); Bema Gold Technical Report, by T. Garagan (2005); and Exploration of gold-silver deposits within prospective areas in the northern part of Verkhne-Yablonskaya Metallogenic zone, by Vyacheslav Zagoskin (2007). The above Russian authors have included information from previous work. Historical data has been taken into account and summarized, as is typical of Russian investigators. All Soviet and Russian exploration work was conducted in accordance with rigorous Soviet and Russian exploration norms. While the results reported here are deemed to be accurate B2Gold and the Qualified Person have not been able to verify all of these results. These geologic reports include historical data and recent exploration activities by Russian State Expeditions and form the geologic knowledge base of the information known about the Kupol East and West Licenses.

The initial regional mapping and prospecting work was completed by Linda Lewis, P.Geo. and Jean-Pierre Londero, Senior Geologist, and the compilation work was completed by Peter Fischl, P.Geo.. 2007 B2Gold Corp. work program update information was provided by Linda Lewis, P.Geo, and Hugh MacKinnon, P.Geo, Project Managers for the Kupol East and Kupol West projects respectively and discussions with Brian Scott, P.Geo., Chief Geologist for B2Gold are qualified persons as defined by National Instrument 43-101 and were Bema and B2Gold employees.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Property Description and Location

The Kupol West and Kupol East licenses are located in the Russian North-East, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Okrug. The nearest major towns are Anadyr, 410km to the southeast and Bilibino, 220km to the northwest (figure 4.1).

The Kupol West license covers an area of 231.6km^2, excluding the 17.4km^2 area of the mining claim for the Kupol deposit (License АНД 11305 БЭ) (figure 4.2). The Kupol East license is situated 3.7km east of the Kupol license area and covers an area of 194km^2 (figure 4.3). Both licenses are valid for a period of 25 years (as specified in the Auction terms but not in the license document), from date of registration of the license, and provide for the right to explore, develop and mine gold and silver to a depth of 1,000m from the present land surface.

Table 4-1 and 4-2 provide the geographic coordinates of the Kupol West and Kupol East licenses.

Table 4-1 Kupol West License Coordinates

Corner points of the subsoil plot	North Latitude			East Longitude		
	Degrees	Minutes	Seconds	Degrees	Minutes	Seconds
1	66	40	00	169	26	40
2	66	52	00	169	26	40
3	66	52	00	169	42	00
4	66	40	00	169	42	00

Table 4-2 Kupol East License Coordinates

Corner points of subsoil plot	North Latitude			East Longitude		
	Degrees	Minutes	Seconds	Degrees	Minutes	Seconds
1	66	41	00	169	47	00
2	66	49	30	169	47	00
3	66	49	30	170	03	30
4	66	41	00	170	03	30

Figure 4-1 General Location Map of Kupol East and Kupol West licenses


Tiksi
Uttyakh
Yakutsk
RUSSIA
Pevek
Bilibino
Dvoynoye
Okhotsk
Blagoveshchensk
Magadan
Anadyr
Anchorage
Seattle
Birobidzhan
Khabarovsk
Palana
Vanino
Vladivostok
Yuzhno
Petropavloski

Figure 4-2 Kupol West License АНД *13804* БР



169°20'
169°30'
169°40'
169°50'
66°50'
66°40'
2
3
1
4
102
103
101
104
0
2.5
5
kilometres
N

Figure 4.2: Kupol West License АНД *13804* БР

SURFACE PLAN
of License Area
Scale 1:100,000

TABLE

Geographic coordinates of corner points

Point No.	North Latitude	East Longitude
1	66°40'00"	169°26'40"
2	66°52'00"	169°26'40"
3	66°52'00"	169°42'00"
4	66°40'00"	169°42'00"
Area is 249km²		

TABLE

Geographic coordinates of corner points

Mining Claim of the KUPOL Deposit

(License АНД 11305 БЭ)

Point No.	North Latitude	East Longitude
101	66°45'48"	169°31'21"
102	66°48'39"	169°31'21"
103	66°48'39"	169°35'49"
104	66°45'48"	169°35'49"
Area is 17.4km²		

Depth limit is 1,000 m

☐ License **Area** is **231.6km²**

official seal applied:
RUSSIAN FEDERATION * CHUKOTKA AUTONOMOUS OKRUG * ANADYR CLOSED JOINT-STOCK COMPANY CHUKOTKA MINING AND GEOLOGICAL COMPANY

Figure 4-3 Kupol East License АНД *13803* БР


169°40'
169°50'
170°
66°50'
66°40'
N
1
2
3
4
0
2.5
5
kilometres

SURFACE PLAN
of License Area

Scale 1:100,000

TABLE
Geographic coordinates of corner points

Point No.	North Latitude	East Longitude
1	66°41'00"	169°47'00"
2	66°49'30"	169°47'00"
3	66°49'30"	170°03'30"
4	66°41'00"	170°03'30"
Area is 194km²		

Boundaries of the License Area

official seal applied:
RUSSIAN FEDERATION * CHUKOTKA AUTONOMOUS OKRUG * ANADYR
CLOSED JOINT-STOCK COMPANY
CHUKOTKA MINING AND GEOLOGICAL COMPANY
signature

4.2 Mineral Land Tenure

Title to the Kupol East (АНД 13803 БР) and Kupol West (АНД 13804 БР) licenses was granted to Chukotka Mining and Geological Company (CMGC) (74.99% owned by Bema Gold Corporation) and 25.01% owned by the Government of Chukotka (Chukotsnab State Unitary Enterprise "CUE") on August 25, 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources (Rosnedra). The rights to explore, develop and mine the Kupol West and Kupol East licenses were granted pursuant to payment of $1,500,000 USD (38,500,000 rubles) and $1,200,000 USD (30,800,000 rubles) respectively. These payments were made and the licenses officially registered on October 24, 2006. Both licenses are valid for a period of 25 years (expiry October 24, 2031). Bema Gold Corporation was acquired by Kinross Gold Corporation in February 2007 and Bema Gold Corporation's share in the Chukotka Mining and Geological Company was transferred to Kinross Gold Corporation 100% owned subsidiary East West Gold Corporation.

At the date of this report, Kinross and B2Gold Corp ("the Company"), as between themselves, have settled the principal terms of the Kupol JV Agreement to be entered into among a subsidiary of Kinross, the Company and CUE (or its successor in interest), which are as follows:

(a) the Company, as operator, will subcontract with the company that holds the East and West Kupol licenses to carry out exploration under the East and West Kupol licenses;

(b) the Company and Kinross (through subsidiaries) will agree to fund the exploration of the properties covered by the East and West Kupol licenses *pro rata*, with a commitment to fund, in aggregate, US$20 million in the two year period from the date of the Kupol JV Agreement;

(c) following the initial two year period, Kinross, the Company and CUE (through subsidiaries) will each continue to fund future exploration relating to the East and West Kupol licenses *pro rata* according to their respective interests in Kupol JVCo (or else have such interest diluted);

(d) Kinross, the Company and CUE (through subsidiaries) will have mutual rights of first refusal with respect to their respective interests in Kupol JVCo; and

(e) Kinross, the Company and CUE (through subsidiaries) will share, in accordance with their *pro rata* interests in Kupol JVCo, all exploration, development or mining opportunities within a 100 kilometer radius of the Kupol mill site, exclusive of the approximately 17 square kilometer area of the license relating to the Kupol Mine.

Kinross and B2Gold Corp. are currently in negotiations with CUE to reach agreement on the amount of CUE's ownership interest and other aspects of the Kupol JV Agreement.

Portions of the Kupol West license area are covered by land allotments covering the infrastructure for the Kupol Mine. The land allotments do not give rights for sub surface usage or exploration.

Per provisions of the license agreements the following obligations must be met:

a) Not later than October 20, 2007, preparation and approval of a geological exploration plan (Proyekt) for each license with approval following examination by the State Ecological Commission. (Note: this was received in January of 2007).

b) Not later than January 20, 2008, begin exploration on the license areas;

c) Not later than October 20, 2011, complete sufficient prospecting and exploration to allow for the completion of a reserve and resource (Russian C2, P1 and P2 categories) report to be submitted to the Territorial Agency for Management of Mineral Resources, Chukotka Autonomous Okrug (Chukotnedra) for expert appraisal. The following minimum exploration volumes are to be performed:

2008:	1000 m^3 of trenching, drifting and tunneling
2009:	5000 meters of drilling
	2000 m^3 of trenching, drifting and tunneling
2010-2011:	5000 meters of drilling
	1,000 m^3 of trenching, drifting and tunneling.

d) Not later than April 20, 2012, preparation and approval of a detailed exploration and testing plan (Proyekt) for each license with approval following examination by the State Ecological Commission;

e) Not later than October 20, 2016, complete the detailed exploration work on the gold and silver deposit(s) and submit a Reserve Substantiation Document (Russian C1 & C2 reserve categories) to the State Mineral Reserves Commission (Rosnedra);

f) Not later than October 20, 2017, prepare and approve a report (TEO-C) on the plan for the commercial development of the deposit(s), on each license area and submit to the State Ecological Expertise and the Commission on Industrial Safety;

g) Not later than April 20, 2018, begin construction of the mine infrastructure and facilities;

h) Not later than October 20, 2018, put into operation a mine capable of processing at least 100,000 t ore per year (annual production of the mine shall be revised according to results of the identified deposits as specified in the TEO);

i) Not later than six months prior to closure of the mine prepare and approve an abandonment and reclamation plan for the mine, deposit and infrastructure facilities.,

The following taxes and fees are due for each license area:

a) The Subsoil User is required to pay the following taxes and fees in order to explore the deposit:

- Two hundred and forty eight roubles (RUB248) per 1km^2 in 2007-2009;

- Two hundred and seventy rubles (RUB270) per 1km^2 in 2010-2011;
-Ten thousand one hundred and twenty-five roubles (RUB10,125) – for the first through forth calendar years of deposits exploration, but not later than 2012;
- Eighteen thousand roubles (RUB18,000) – for the fifth and next calendar years of the deposits exploration, but not later than 2016;

b) The Russian extraction tax and fee for usage of water is as determined by Russian law;

c) The Subsoil User must pay a fee to receive the geological information pertaining to the prior exploration of the properties. The fee amount is determined by the volume and type of material;

d) The Subsoil User must make other payments and pay taxes provided for by the Russian Federation Laws, including those for right to use land plots and environmental contamination.

4.3 Permitting

Exploration and Evaluation Project reports covering the years 2007 to 2011 were prepared for each license by Chukotka Mining and Geological Company staff and submitted to the State Ecological Agency and Chukotnedra for expertise and approval. Approval was granted January 23, 2007; allowing exploration work to commence. Exploration land allotment permits were submitted and approved in March 2007.

4.4 Environmental

The licenses have been the subject of exploration work by Soviet and Russian State work parties. The area has been crisscrossed by Vezdehod track and other vehicles, in both the summer and winter periods, resulting in damage to the tundra along the main access corridors and within the main prospect areas. Old camp sites are present, with old shelters, fuel tanks, abandoned bulldozers and miscellaneous supplies remaining.

No reclamation work was undertaken on the property by the Soviet and Russian work parties.

No alluvial or other mining activity was performed by previous operators in the license areas.

The Kupol West license area covers much of the infrastructure for the Kupol Mine, as such there are roads, airstrips, old camp sites, garbage disposal facilities, wells and surface disturbances which fall within and are covered by the Kupol Mine land allotments. Chukotka Mining and Geological Company will be required to reclaim the disturbances in their allotment areas. Additionally, as the Kupol West license area covers the area adjoining the Kupol Mine it may be subject to discharges from the mine.

4.5 Future Development

Gustavson considers that for the potential eventual development of any discovered mineral deposits, there will be sufficient room for needed infrastructure in the area of the deposit.

5.0 PHYSIOGRAPHY, CLIMATE, PERMAFROST, ACCESS

5.1 Accessibility

The Kupol West and East license areas are located in the central portion of the Chukotka Autonomous Okrug (region) in the northeastern end of Russia. The project areas are located approximately 1,200km northeast of Magadan, the principal service city in the northeast, with a population of approximately 150,000, and the Chukotka A.O. administrative center, Anadyr, 425 kilometers to the southeast, with a population of approximately 7,000 (Figure 5.1). Both these cities are linked to Moscow and other Russian cities via regular air service.

Surface access to the region is provided by winter roads, operating between December and April, that link the Kupol Mine area with the port town of Pevek (population 4,500), 449km by road to the northeast, and regional service community Bilibino (population 6,000), 298km by road to the northwest (figure 5.1). From the Kupol Mine the Kupol East and West license areas are accessible by winter roads. Tracked vehicles and six wheel drive UTV's provide limited surface access over tundra during summer months.

The sea port of Pevek, is the principal staging point for supplies, with supplies delivered on ships from Russia and North America during July through September and then delivered via winter road to the Kupol area. The majority of supplies for the season's work must be purchased a year in advance and shipped in this fashion. Supplies which do not make the summer ocean shipping schedule are delivered to site via the Kolyma winter road from Magadan to Bilibino then onwards to Kupol or alternately by air from either Anadyr or Magadan.

Year round air transport is provided by Russian MI-8 helicopters based out of Keperveem, 36km southwest of Bilibino. A helicopter flight from Keperveem to the Kupol area takes approximately 1 hour and an additional ten minutes to the eastern side of the Kupol East license. Alternatively, the properties may be accessed via 3 hour helicopter flight from Anadyr. Keperveem is the nearest municipal airport, and is equipped with a gravel air strip that can receive Russian AN-12 and AN-24 turboprop transports during summer months and Russian IL-76 jet transports in the winter. A 2,100m gravel air strip was constructed 12km north of the Kupol Mine in 2006. This strip is situated one kilometer north of the Kupol West license boundary. The Kupol airstrip is operated by Chukotka Mining and Geological Company and is currently permitted to handle Russian AN-28 (16 passenger) aircraft. Permit and instrumentation upgrades are currently underway to allow Russian AN-24 turboprop and AN-74 (50 passenger) jet aircraft to operate from the airstrip.

Weather related flight delays are common, particularly during the spring and fall periods.

Figure 5-1 Kupol West and East Licenses Logistical Routes


East Siberian Sea
PEVEK
N
OSTROVNOYE
Bilibino
Dvoinoie
Property
Kupol Mine
&
Kupol West & East
Licenses

•••••••••• Omolon – Bilibino – Ilirney - Kupol Winter Road

•••••••••• Bilibino – Mayak - Pevek Seasonal Road

——— Pevek - Kupol Winter Road

5.2 Climate

The climate is best characterized as continental sub-arctic, with a mean annual air temperature of -13°C. The mean air temperature is -30°C from December to February. Daily average temperatures are above freezing from early June to mid-September. The number of days with an average temperature of above freezing is no more than 50. Annual precipitation does not exceed 277mm. Winters (September-May) are characterized by strong winds, frequent whiteouts and ice fog. Minimum temperatures drop to as low as -58 °C during January and February. Summers (June-August) are characterized by frequent rain, and occasional fog and night frosts, with mean monthly air temperatures of 8.3, 11.3 and 10°C for the months of June, July and August respectively.

Permafrost is present throughout the region, and varies from 150 to 400m depth, reaching its maximum depth under river beds. The upper most 0.2 to 1.5m melts during a period of seasonal thaw lasting from June to August.

5.3 Local Resources and Infrastructure

The land surrounding the Kupol site currently is within the land used by the Lamutskoye agricultural community for reindeer herding and supporting traditional indigenous activities for hunting and gathering. The land is owned and administered by the municipality of Anadyr, region of the Chukotka Autonomous Okrug.

The overall region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately one half of the people live in the two districts where the Kupol licenses are located (Bilibinski and Anadyrski). The overall population of the region has suffered a severe decline of more than 50% in the last fifteen years.

Both Bilibino and Pevek were once thriving placer and hard rock mining communities. Much of the experienced work force in the area departed with the decline in the mine production; however, with the construction of the Kupol Mine, re-opening of the Karalveyem Mine, near Bilibino, and ongoing exploration at the Mayskoye deposit, near Pevek, the area is experiencing a revitalization with some of the work force returning for jobs.

The B2Gold management team has been working in Russia since 1998 and operating in this region of Chukotka since 2002. The project management team was responsible for the exploration and development of the Kupol Mine and as such has built up a good working relationship with the local communities and contractors. Moreover, through its partnership with Kinross Gold Corporation and Chukotsnab State United Entity, B2Gold has access to the full Kupol Mine infrastructure, including the Magadan, Bilibino, Anadyr and Pevek support facilities.

5.4 Physiography

The properties are situated in the northwestern Anadyr foothills of the Anuyi mountain ridge along the continental divide that separates north flowing drainages bound for the Arctic Ocean from south and west flowing drainages bound for the Pacific Ocean. The Kupol West license is approximately centered on the south flowing Sredniy Kayemraveem River and the north flowing

Starichnaya River. The Sredniy Kayemraveem River continues south to the Mechkereva River, a tributary of the Anadyr River, which flows south-west to the Pacific Ocean. The Starichnaya River continues north to the Mal Anuyi River, which flows northwest into the Arctic Ocean.

Kupol East is situated between the Praviy Kayemraveem River to the east and the Ozernaya River to the west. The two rivers flow south into the Kayemraveem River, which continues south to the Mechkereva River.

Local drainages freeze completely by early October and break up in the late May. Spring floods are short, but intense, and commonly last a week to two weeks.

The terrain consists of undulating hills ranging from 450 to 800m elevation above sea level, with low rounded hilltops 100m to 200m above river beds and occasional flat midland areas. Slopes vary from 5 to 30 degrees.

6.0 HISTORY

Work in the area was initially regional in nature and limited to a series of 1:1,000,000 to 1:50,000 scale government geological mapping and geochemical sampling programs commencing in 1933 and continuing periodically through to 2006. A 1:200,000 scale mapping program in 1966 lead to the discovery of most of the principal prospects. Follow up examinations of one of these prospects, the Oransheviy, in 1995 by a geochemical sampling team (Imreveemskiy GGC) from the Anyusk State Mining and Geological Enterprise (Anyusk), lead to the discovery of the Kupol deposit.

A series of 1:200,000 to 1:50,000 scale government airborne gravity and magnetic surveys were flown over the region between 1967 and 1983.

Anyusk covered both license areas with 500m spaced stream sediment sampling and 500m x 100m grid (1:50,000 scale) soil/lithogeochemical sampling between 1993 and 1996.

6.1 Kupol West

Much of the more recent exploration in the region focused on the Kupol deposit in the approximate centre of the Kupol West license. A summary of the Kupol deposit is provided in Section 15, Adjacent Properties, of this report.

A series of interesting prospects (figure 6.1) identified in the license area include; to the south, Dublon and Avgusteishiy (Lev); to the west, Khmuriy; and to the north, Kupol North. No previous exploration licenses have covered these prospects.

The Lev prospect was first identified in 1966 when a 1:200,000 regional mapping team discovered a silicified and sulphidized outcrop, from which grab samples returned up 0.4 g/t gold and 630.5 g/t silver. This occurrence was followed up in 1993 with stream sediment sampling and in 1995, 2001 and 2002 and by progressively more detailed lithogeochemical and soil surveys.

Figure 6-1 Principal Prospect locations Kupol East and Kupol West.


430000 mE
435000 mE
440000 mE
445000 mE
450000 mE
455000 mE
460000 mE
465000 mE
7420000 mN
7415000 mN
7410000 mN
7405000 mN
7400000 mN
7395000 mN
7390000 mN
7385000 mN
KUPOL WEST
KUPOL EAST
KUPOL NORTH
KUPOL
TB2
MOROSHKA WEST
KHMURIY
KAK
PREKUP
TOKAI
AVGUSTEISHIY NORTH
BAZISNIY
MOROSHKA
AVGUSTEISHIY SOUTH
DUBONNET
DUBLON
B2 GOLD CORPORATION
KUPOL EAST & KUPOL WEST
Mineral Tenure & Prospects
Chukotka Autonomous Okrug
Russian Federation
N

Mapping and geochemical surveys indicate that the Avgusteishiy prospect, to the south, is contiguous with the Lev prospect. A series of detailed ground magnetic surveys were completed over the Avgusteishy and Lev occurrence by Anyusk staff (Verkhe-Jablonsk crew) between 1999 and 2002. Trenching and initial mapping of the Avgusteishiy occurrences was conducted in 2003. Anyusk completed a ground magnetic survey over the Avgusteishiy occurrence in 2003 on 100m x 10m and 50m x 5m grids as well as a resistivity survey on a 100m x 20m grid.

The Khmuriy prospect was outlined with 1:50,000 scale soil and lithogeochemical sampling conducted in 1995 by the Imraveemskiy team, with soil samples results as high as 0.3 g/t gold encountered. Follow-up detailed, 100m x 20m soil sampling conducted in 2002 failed to confirm the results of the 1995 surveying.

The Dublon occurrence was discovered in 2000 during follow-up of the 1:50,000 geochemical sampling results. A second occurrence, Left Dublon, was discovered 2km to the north east of Dublon in 2001 through prospecting. In 2002, the Dublon prospect was explored with a 1:10,000 soil survey and subsequent mapping, trenching and drilling was conducted between 2002 and 2005.

6.2 Kupol East

Russian follow-up work to the initial 1966 discoveries commenced in 1993 to 1996 with stream sediment surveys conducted by Anyusk. Anomalous dispersion trains for copper molybdenum, zinc and arsenic were detected. Weak stream sediment anomalies were found at the Prekup occurrence.

Work by Anyusk continued in 1998 with prospecting and soil geochemical surveys. This work defined two zones of mineralization at the Prekup occurrence. Placer gold was recovered in the basins of the Ozernaya and Praviy Kayermraveem Rivers during this time. During the period 1999-2000 Anyusk conducted prospecting, geochemical sampling, mineralogical studies, magnetic and resistivity surveys, trenching and drilling campaigns. The surface sampling and geophysical surveys were conducted on 500m to 100m spaced lines and 100m to 200m spaced station interval grids.

Anyusk continued regional geochemical sampling over the license area in 2000 to 2002 on a 500m x 100m grid. Tighter grids of 100m x 20m were completed over the Prekup-West, and Tokai. Magnetic and resistivity surveys were completed over Tokai and Prekup, followed by drilling. Additional trenching was conducted at Prekup and Tokai during 2003-2005, which was followed again by drilling at Prekup.

7.0 GEOLOGIC SETTING

7.1 REGIONAL GEOLOGY

The Kupol East and Kupol West licenses are located in the Okhotsk-Chukotka volcanogenic belt (OSVB), a belt of Late Cretaceous age that extends northeast for 3,000km along the Pacific margin from China to the northeastern tip of Russia. This belt formed in a continental-arc setting, similar to the modern-day Andean belt of South America. The projects are situated near the northeastern end of the belt, close to the arc's northwestern edge. These volcanic rocks unconformably overly and intrude sediments of the Jurassic Oloyskaya and Chukotskaya sedimentary fold belts, which outcrop to the west and northwest respectively.

Russian 1:200,000 scale mapping indicates the region is underlain by a Late Cretaceous bimodal, nested volcanic complex referred to as the Mechkerevskaya volcano-tectonic "depression". This area in the northwestern part of the depression is underlain by the Eropolsk suite, a volcanic succession 1,300m thick that is comprised of a lower member of felsic tuffs and ignimbrites, a middle sequence of andesite and andesite-basalt flows and pyroclastics that are capped by an upper member of felsic tuffs and flows. This succession is cut and discordantly overlain by basalts of Paleogene age. The regional geology is depicted in figure 7.1.

Dikes and small intrusives/subvolcanic bodies of gabbro, diorite, diorite porphyry, andesite, basalt, dacite and rhyolite occur in the margins of the Mechkerevskaya depression.

A series of well-defined caldera ring structures occurs within the region. These are visible on Landsat imagery and air photos, and range in size from 7 to 12km across. The southern half of the Kupol East license is dominated by the Ozerninskaya caldera. This caldera is 7-10km wide and is crossed by a series of linear faults. A second caldera, the Khovalenkovsk depression, is reported in the Russian literature as occurring in the Kupol East area but its limits are not well defined.

Russian literature (Kravtsov et al., 2005) suggest a spatial relationship between the north west trending Jurassic Anyui Suture zone and other deep seated fault systems controlling both the volcanic centers and main mineralized structures in the region (figure 7.2). Twenty five kilometers to the north of the licenses is the Anyui fault system, which underlies the Maliy Anui river valley. It is believed that this transform, strike-slip, fault was active both syn and post volcanism (Kravtsov et al. 2005) and represents reactivation of the deep seated structure(s) which transect the volcanic belt.

The region is crossed by a north-south trending lineament, the Sredniy Kayemraveem zone, just west of the Kupol deposit. It follows the Sredniy Kayemraveem river for 22km south from Kupol to the Mechkereva river and continues 25km north of Kupol along the Starichnaya River to the Maliy Anui river. Felsic volcanic rocks dominate east of this lineament and intermediate volcanic rocks dominate to the west, suggesting it likely represents another deep seated fault structure.

Figure 7-1 Regional Geology


KUPOL WEST
Kupol North Extension
KUPOL
Moroshka West
Kupol South Extension
Avgustelshiy
Dublon
Dubonnet
KUPOL EAST
Kak
Fox
Tokal
Prekup
Killer Bunny
0
4
8
kilometres
430000 mE
435000 mE
440000 mE
445000 mE
450000 mE
455000 mE
460000 mE
LEGEND
Rhyolite - flows
Rhyolite - fragmentals
Dacite – flows and fragmentals
Andesite – flows and fragmentals
Basalt - flows
Epiclastics

Figure 7-2 1:1,000,000 Russian Regional Geology Map showing relative location of Anyui Suture Zone and the Kupol deposit (OCVB = Okhotsk Chukotka Volcanogenic Belt)


Anyui Suture Zone
OCVB
Anyui Fault
Kupol
OCVB

7.2 LOCAL GEOLOGY

7.2.1 Volcanic Stratigraphy

All three members of the Eropolsk suite occur in the project area. The lowest member is comprised of interbedded rhyolites and dacites and their tuffaceous equivalents, ignimbrites and minor dark, glassy (vitrophyric) dacite flows. This sequence is typically 100-120m thick, but in the Ozernaya River basin on Kupol East it is up to 400m thick. It has been encountered in trenching and drilling at the Avgusteishiy and Dublon prospects on the southern portion of the Kupol West license.

The middle member hosts the Kupol deposit, where it consists of a sequence of andesite and andesite-basalt flows containing 20-30% andesite ash to lapilli tuffs and agglomerates occurring in beds typically 1 to 50m thick that are interspersed throughout the flow sequence. Minor rhyolitic and basaltic ignimbrite is also present. Ash tuff beds can contain organic fragments and are laterally extensive, making them useful as marker units, while lapilli tuffs and agglomerates are more lenticular and restricted in there occurrence. The unit varies from 100 to 600m in thickness. On Kupol West the unit is found in the upper parts of the Starichnaya and Sredniy Kayemraveem Rivers, mostly west of the Sredniy Kayemraveem lineament. On Kupol East it occurs in the Ozernaya River basin and in the headwaters of the Praviy Kayemraveem River.

The upper member is comprised of rhyolite and trachy-rhyolite flows, and lesser rhyolite ignimbrite, andesite, dacite flows and tuffs and minor epiclastic beds. The upper member is principally exposed and consists of a 300m thick section of mostly rhyolite and rhyodacite tuff between the Ozernaya and Sredniy Kayemraveem Rivers on Kupol East.

The Eropolsk suite is unconformably overlain by sub-horizontal basalt flows of Paleogene age that vary from 1.5 to 30m thick. These flows vary from massive to amygdaloidal and contain phenocrysts of labradorite, pyroxene and olivine. Isolated outliers of this basalt occur in the northeastern part of the region.

7.2.2 Intrusives

Small bodies and dikes of rhyolite, dacite, granodiorite porphyry, andesite, diorite porphyry, basalt and diabase cut the volcanic sequence. Diorite and andesite dikes are porphyritic, containing phenocrysts of plagioclase and pyroxene (diorite) and vary in width up to a few meters and 100 meters in length. Small subvolcanic stocks and dikes of rhyolite, granodiorite porphyry and dacite also occur. Stocks are rounded in plan and do not exceed 1km^2 in area.

Small bodies and dikes of rhyolite and basalt cut the middle member of the Eropolsk volcanic suite in the vicinity of the Kupol deposit. They form dikes and small flow dome complexes that tend to be localized along the Kayemraveem lineament and the Kupol structure. Dikes are 1 to 60m wide and hundreds of meters to several kilometers in length. Dikes in other areas tend to have a shorter strike length.

7.2.3 Quaternary Deposits

Several periods of glacial deposits occur within the project area. Deposits from the Zyryansk glaciation (65,000 to 74,000 BC) are widely distributed, and comprise end, basal and lateral moraines and pseudo-terraces within the Ozernay and Praviy Kayemraveem river valleys. They vary from 6 to 150m in thickness and can contain lenses of fluvio-glacial gravels 1 to 30m thick. Younger deposits of the Sartansk glaciation occur as terraces of glacial, fluvio-glacial and alluvial facies in the Kayemraveem and Ozernaya river valleys. Fluvio-glacial deposits vary up to 25m in thickness

8.0 DEPOSIT TYPE

The principal exploration target on the Kupol East and West licenses is a low sulphidation epithermal fissure vein style of deposit, similar to the Kupol deposit. The Kupol deposit is located on a separate license within the center of, and enclosed by, the Kupol West license (see figure 7.1). The Kupol deposit is comprised of steeply to moderately dipping quartz veins exhibiting colloform-crustiform banding, cockade, lattice and breccia textures. The high level, low temperature, epithermal nature of the Kupol deposit has been confirmed by Russian fluid inclusion studies that show homogenization temperatures for vein samples that range from 160° - 260°C (Vartanyan et al., 2001).

Low sulphidation epithermal deposits commonly occur in clusters and therefore given the proximal location, similarity in stratigraphy and structural setting of the properties to Kupol, the region is considered prospective for locating additional low sulphidation deposits. Selected examples of low sulphidation epithermal deposit districts include, El Penon, Chile, Martha Hill, Waihi, New Zealand and Hishikari, Japan.

In addition to the classic low sulphidation style veins at Kupol there is a second set of west striking north-east dipping polymetallic veins. These veins have a character transitional between low sulphidation and intermediate sulphidation style epithermal veins (Corbett, 2004). Multi element, base metal enriched, soil, lithogeochemical and stream sediment anomalies and polymetallic veins have been located on the Dublon and Avgusteishiy areas on Kupol West, indicating the potential for this style of deposit.

Anomalous molybdenum ± copper values occur in stream sediments in the TB2 and Avgusteishiy South areas and in soil and lithogeochemical samples in the Avgusteishiy area. These features plus the presence of broad zones of alteration, weak poly-metallic metal zonation and calderas within the region indicate potential for the discovery of a buried porphyry style mineralization.

9.0 MINERALIZATION

Gold and silver mineralization on the Kupol East and West Licenses is associated with quartz breccias, quartz stockwork zones and quartz veins of variable exposed widths and strike lengths. Mineralized zones are associated with regional and local structures that have provided fluid pathways for mineralized fluids. Various indicator or pathfinder elements such as arsenic, antimony, bismuth, barium, copper, lead and mercury can be used as vectors to identify structures that are permissive for precious metal mineralization. Previous historic geochemical sampling has identified these pathfinder elements within the license boundaries.

9.1 Kupol West Mineralization

Mineralization discovered by historic work by the Russians on the Kupol West License includes vein and breccia zones as well as favorable structural settings for epithermal mineralization on five target areas.

These target areas include (figure 7.1):

- Kupol North
- Khmuriy
- Avgusteishiy
- Dublon
- Dubonnet
- Bazisniy
- Moroshka West

Based on a review of the historical data by the author and reliance on the field work and interpretations of the B2Gold staff, the following descriptions of Kupol West mineralization are provided.

9.1.1 Kupol North

Drilling at the northern boundary of the Kupol license block encountered the northern continuation of the Kupol vein. Three holes collared 45m south of the northern boundary encountered vertical quartz veins up to 2m wide between 127 and 184m R.L. elevation. The veins are hosted in a sequence of andesite-basalt, ash tuff and agglomerate that is capped by basaltic ignimbrite. The veins are reported to contain traces of pyrite, pyrargyrite and silver sulphosalts, yet grades are low, varying from 0.1-1.02 g/t gold and 0.5-47.8 g/t silver. The north end of the area of the inferred resource for the Kupol vein system comes to within 130m of the northern boundary of the Kupol block with significant grades over potentially mineable widths present within the inferred outline (figure 9-1).

The main Kupol North Extension target is defined by the northern extension of the magnetic susceptibility low and resistivity high that continues north beyond the area drilled on the Kupol deposit. The magnetic low essentially defines the area of hydrothermal alteration associated with magnetite destruction along virtually the full length of the Kupol vein system (Garagan and Cameron, 2006). It intensifies (55750-56100 nT) over the northern most 800m of the drilled portion of the Kupol deposit where a cross-fault has down dropped the deposit by several hundred meters, preserving a steam heated alteration zone above the boiling horizon of the

Kupol vein system. The alteration zone is comprised of a 100 to 200m thick zone of strong clay alteration, where kaolinite and smectite have replaced much of the host andesite and andesite-basalt pyroclastic and flow units. The alteration zone, as indicated by the magnetic low, is in excess of 600m wide in this area, reflecting both the vertical dip of the vein structure and the shallow to flat lying orientation of the stratigraphy, with pervasive alteration spreading outward to the east and west from the vein structure.

9.1.2 Khmuriy

This prospect encompasses the Khmuriy Creek drainage on the west side of the Sredniy Kayemraveem River, immediately southwest of the Kupol block. The area is mostly underlain by andesite flows and tuffs of the middle member of the Eropolsk suite. Minor rhyolite tuffs of the lower member occur to the south. Small subvolcanic dacite bodies outcrop in the upper portions of the Khmuriy Creek drainage. These rocks exhibit propylitic alteration and contain linear zones of silicification that are of interest.

Pre-2007 soil sampling indicates weak anomalies of molybdenum, arsenic, bismuth and barium occupying 8-12% of the area, and smaller anomalies of gold, silver, lead, zinc and lithium covering 4-6% of the sampled area.

A series of pre-2007 surface grab samples from float material contained up to 0.6 g/t gold and 5 g/t silver.

Figure 9-1 Kupol Deposit: North Extension showing location of Kupol deposit and Bema Gold drilling relative to the Kupol West property boundary (Modified after Feb 2006 Bema Gold news release, SEDAR)



92600N
92800N
93000N
93200N
North
Steam Heated – argillic alteration zone
Kupol License
Kupol West License
400m
North Extension Zone
200m
0m
KP05-505:
53.2 g/t Au
121.8 g/t Ag / 7.7m
200m
Au (g/t) x True Thickness (m)
4 - 25
25-50
50-75
75-100
>100
Pre - 2003
2003 DDH
2004 DDH
2005 DDH
Indicated Outline 2006
Inferred Outline 2006
Dyke (No Vein)

9.1.3 Avgusteishiy

This occurrence is situated along the west side of the Sredniy Kayemraveem River, in the vicinity of the east flowing tributaries of Lev, Avgusteishiy and Kay creeks, 8 to 13km south-southwest of the Kupol deposit. The area is underlain by dacite tuffs and flow banded rhyolites of the lower member of the Eropolsk suite (figure 9-2).

Mineralization consists of north to northeast trending zones of silicified and sulphidized wallrock containing quartz and quartz-carbonate veinlets with disseminated sulphides. The most continuous of the quartz vein zones occurs in the southern part of Avgusteishiy, and is comprised of quartz veins up to 2.0m wide, striking for 200m in a north-east direction. The veins are polymetallic in nature, with the following three vein assemblages defined; quartz-pyrite, galena-pyrite-quartz and quartz carbonate. These veins can also contain copper and zinc sulphides, native gold, azurite, malachite and iron hydroxides.

Earlier lithogeochemical sampling of quartz-pyrite mineralization over the northern portion of the Avgusteishiy prospect (Avgusteishiy North) encountered values of up to 1-5 g/t gold and 0.8 to 33.0 g/t silver. Towards the south (Avgusteishiy South) historic samples of galena-pyrite-quartz mineralization assayed as high as 11.2 g/t gold and 70.8 g/t silver (figure 9-3).

Figure 9-2 Avgusteishiy Prospect - General Geology (Pre-2007 Mapping)


LEGEND

Figure 9-3 Avgusteishiy Prospect - Silver soil and lithogeochemistry



N
Legend
Silver g/t
2-5
5-10
10-20
20-50
> 50
Grab sample
gold g/t
silver g/t
0
1000
METRES
B2Gold Corp.
2004 г.
Avgusteishiy
Silver Geochemical Anomalies
Масштаб 1:20 000

The Avgusteishiy North region consists of a northeast trending pre-2007 gold soil geochemical anomaly with smaller silver, arsenic, copper, lead and molybdenum anomalies within the northern-central portion of the area between Lev and Avgusteishy creeks. The geochemical anomaly is 2.5km long, 0.5 to 1km wide and contains gold values of up to 1 g/t. Three old trenches totaling 1,460 linear meters in the northern half of the anomaly encountered locally quartz-sericite altered and silicified rhyolite and dacite tuffs with sparse quartz veins. Pre-2007 channel sampling of trenches returned 0.2-0.8 g/t gold and up to 3 g/t silver (figures 9-2 & 9-3).

The Avgusteishiy South area is defined by a large pre-2007 soil geochemical anomaly containing elevated gold, silver, zinc, lead, copper and molybdenum over a 2.5 by 1.5km area between Avgusteishy and Right Kay creeks (figure 9-2). Three old trenches totaling 1,422 linear meters, identified highly silicified and quartz-sericite altered dacite and andesite flows and tuffs with rare quartz veins. Pre-2007 channel samples from the trenches returned assays that ranged from 0.2-0.8 g/t gold and 8.0 to 418.8 g/t silver as well as 0.003-0.01% Mo, 0.1-6% lead and up to 0.2% zinc. Malachite and azurite staining is present within the trenches in the area, but copper grades commonly average less than 0.15% copper with maximum sample values up to 0.8% copper.

9.1.4 Dublon

The Dublon occurrence is located 8km east of the Avgusteishiy occurrence in the upper part of Peschaniy Creek, in the vicinity of its confluence with Right Dublon and Left Dublon creeks. Dublon comprises two occurrences, 2km apart, Dublon and Left Dublon. The vein occurrences straddle the southern boundary of the Kupol West license.

Quartz veining was first noted at Dublon in 2000, during regional 1:50,000 scale soil sampling. Six quartz samples collected during follow-up prospecting returned up to 5.4 g/t gold and 40.0 g/t silver. Additional surface grab samples of quartz material in 2001 returned up to 8.0 g/t gold and 8.0 g/t silver.

Prospecting in 2000 and 2001 northeast of Dublon identified a zone of quartz veinlets containing pyrite, galena, sphalerite and chalcopyrite. Eight grab samples returned values ranging from 1.2-8.6 g/t gold, 10.0 to 314.2 g/t silver and up to 0.2% lead, 0.08% zinc and 0.015% copper.

The area is underlain by propylitic altered andesite tuff, andesites, rhyolite tuffs and tuff-breccias of the upper member of the Eropolsk volcanic suite. This unit is intruded by a subvolcanic rhyolite body. These rocks are overlain to the north by andesites, dacite-andesite and andesite-basalt, which are similar to flows occurring east of the Kupol deposit (figure 9-4).

The Dublon area of interest consists of a zone of quartz veinlets and veins occurring over a 1,250 by 750m area oriented northwest-southeast between Right Dublon Creek to the west and Peschaniy Creek to the east. The zone has been explored by 6 old trenches totaling 1,295.3 linear meters and with 6 angled pre-2007 diamond drill holes totaling 442.4m. Significant veins occur at the north end of the zone where three veins up to 5.0m wide have been traced northward for 900m by mapping, trenching and drilling to the southeast bank of Right Dublon Creek. The

Figure 9-4 General Geology Dublon and Left (East) Dublon Prospects (Pre-2007 Mapping)


LEGEND
Recent Quaternary deposits
Late Cretaceous subvolcanic rhyolite bodies
Late Cretaceous Erpolsk suite - middle member. Andesite, dacite-andesite, basaltic andesite and tuff equivalents
Late Cretaceous Erpolsk suite - lower member. Andesite, andesitic tuff. Rhyolite tuff and tuff breccias, ignimbrite
Rhyolitic tuff and tuff breccias
Andesite and andesitic tuff
Dacite-andesite, andesite, basaltic andesite, and tuff equivalents
Quartz veins (1). Veinlet zones (2)
Geological boundaries
Contact metamorphism
Faults
Southern boundary of Kupol West license
Locations and numbers of grab samples Gold grades (g/t) above Silver grades (g/t) below; Other elements (%)
Excavated trenches, their numbers. Intersections: interval (m), gold and silver grades (g/t), other elements (%)
Core drillholes, their numbers. Intersection: interval (m), gold and silver grades (g/t), other elements (%)
Upper Cretaceous
METRES
0 200 400 600 800 1000
Ministry of Natural Resources Russian Federation
Anyuysk State Mining and Geological Enterprise
Progress Report on Exploration for Gold-Silver Deposits within Prospects in the Northern Part of Upper Yablonskaya Metallogenic Zone
Coordinator: V.V. Zagoskin
2005
Geology Map
Dublon and Dublon East
1:10,000 scale
Topographic base in 1:50,000 scale, GUGK, 1973
Compiled by:
V.V. Zagoskin
λK2
500
550

northern-most vein has been traced along strike for 250m in andesite. An old trench across the central portion of this vein returned less than 0.5 g/t gold and 37.0 g/t silver within a 3 meter vein. The vein has a north south orientation and dips 76 degrees to the west and occurs in a 6m wide zone of faulted andesite.

To the south, two parallel veins, 20 to 50m apart, have been traced along strike on surface for 700m. They are hosted in quartz-sericite altered rhyolite and andesite along or within a few tens of meters of the contact between the two units. The two veins have been intersected in four old drill holes and two old trenches on two sections 300m apart (figure 9-5). At surface the veins strike 352° to 020° and dip 60°-80° west. Correlations and steep core angles (mostly 50° to 80° to core axis (TCA)) suggest that the dip of the veins shallows with depth to 30 to 50 degrees west. Veins vary in width from 0.5 to 5.0m but are predominantly 1-2m wide and narrow with depth. Drilling by Anyusk State Mining and Geological Company commonly encountered low grades with the exception of the following intersections: 2.0 g/t gold and 7.2 g/t silver over 0.2m in hole 2; 2.2 g/t gold with 0.8 g/t silver over 1.0m in hole 5; and 20.4 g/t gold with 1.2 g/t silver over 0.60m in hole 3 (Zagoskin, 2006).

Left Dublon (Dublon East) is located 2km east-northeast of Dublon West, in the headwaters of Left Dublon Creek. It consists of a 600m by 400m area of localized quartz veinlets in propylitic altered andesite tuff. Historic sampling of three trenches totaling 2,430.8m returned insignificant results, the best being 0.4 g/t gold over 0.20m across a narrow zone of quartz veinlets. Historic grab samples from this area returned values to 8.6 g/t gold with 314 g/t silver.

9.1.5 Dubonnet

The Dubonnet anomaly is located about 1km west of Dublon along the east bank of the Sredniy Kayemraveem River. It is underlain by rhyolite tuff and andesite flows and tuffs. 1:50,000 scale soil sampling (500m by 100m) has encountered a gold, silver and arsenic anomaly that trends north for 4km and up to 1km in width. Pre-2007 reconnaissance grab samples in this area returned values up to 9.2 g/t gold.

9.1.6 Bazisniy

The Bazisniy occurrence is located in the headwaters of Bazisniy creek, a northeast flowing tributary of Moroshka Creek, 3km north-northeast of the Dublon East occurrence and 11km southeast of Kupol. This prospect is underlain by andesite and andesite-basalt flows and tuff and rhyolite flows and tuffs. Historic surface sampling encountered anomalous values of gold, silver and arsenic and float samples, returning assays of up to 8.0 g/t gold and 36.0 g/t silver.

9.1.7 Moroshka West

The Moroshka West occurrence is located in the upper part of Moroshka Creek, 4km east-southeast of Kupol. The area here is underlain by andesite and andesite-basalt flows and tuffs, rhyolite flows and tuffs, basalt flows and small bodies of gabbro. Mineralized veins have not

Figure 9-5 Historical Dublon Drill Sections


Geological Cross- Section
Holes Nos. 5, 2, 1
Looking North
W
E
C-5
C-2
Trench K-1
C-1
570
550
500
450
60,0
80,0
140,3
Geological Cross-Section
Holes Nos. 3, 6
Looking Northwest
SW
NE
C-3
C-6
Trench K-2
560
540
520
500
58,1
64,0
LEGEND
Andesitic tuff
Diamond drillhole, as number and depth (m)
0
20
40
60
80
100
METRES
Coordinator, N.V Grigoryev
2007
Geological Sections
Dublon

been located to date in the Moroshka West area; however historic 1:50,000 scale soil sampling (500m by 100m) encountered significant linear northeast striking anomalies of gold, silver, arsenic, antimony and molybdenum up to 3.5km long. Recent stream sediment sampling indicates a strong gold (up to 1.32 g/t), silver (up to 0.67 g/t), arsenic, antimony, mercury anomaly in excess of five kilometers in length coming from the Moroshka West river basin.

9.2 Kupol East Mineralization

Mineralization on the Kupol East License claim block includes well defined vein outcropping as well as silicified zones and surface vein boulder trains. Regional structures as well as epithermal style alteration of host rocks exist on several target areas. These include:

- Prekup
- Fox
- Kak
- Tokai
- Killer Bunny

Based on a review of the historical data by the author and reliance on the field work and interpretations of the B2Gold staff, the following descriptions of Kupol East mineralization are provided.

9.2.1 Prekup

Prekup is located immediately east of the Ozernaya River, 13km southeast of the Kupol deposit.

The occurrence, originally called Zaroshiy, was first identified during regional mapping surveys in 1966. At that time a vein system up to 30m wide and striking for 800m was identified with samples values to 1.0 g/t gold and 1.5 g/t silver. Follow up prospecting, while carrying out geochemical surveys in 1993, located a float sample grading 11.2 g/t gold and 19.6 g/t silver. This float sample was followed up by a soil geochemical survey over a 500m x 100m grid with surface chip sampling and prospecting. The work identified a discontinuous zone of silicification up to 200m wide that trends northerly for 1.1km. Additional float samples collected during this work returned 7.0 to 176.0 g/t gold. Additional geochemical and geophysical surveys were completed during 1999-2000, including soil and rock geochemical surveys on a 100 x 20m grid over the central and southern portions of the zone. The occurrence was drilled and trenched during this time as well. Geochemical and geophysical surveys were expanded to the west and northwest in 2002 (Prekup-West). Additional trenching and drilling were carried out in 2003 and 2004.

Prekup is hosted in a sequence of rhyolite and dacite tuffs of the lowest member of the Eropolsk volcanic succession. These tuffs are overlain by dacite ignimbrites, also of the lowest member. Intrusives here consist of a dacite body in the western part of the occurrence and a 100m-wide dacite dike to the east. These intrusives are commonly silicified and kaolin altered (figure 9-6).

Two sets of fractures/faults occur at Prekup. The first set strikes north and a second set strikes northeast at 030-040 degrees azimuth. The first set dominates and controls mineralization. The second set is barren of alteration and mineralization. The main ore bearing fault zone strikes north for over 2km and varies in width up to 100m wide.

The main zone of mineralization at Prekup was explored in detail in 1999 and 2000 and is comprised of one principal 0.8 to 13.4m wide north striking anastomosing vein that has been traced for 900m along strike and up to 110m downdip in ten trenches (from north to south K-1, K-6, K-6A (2003 trench), K-2, K-7, K-8, K-3, K-9, K-4, K-5) totaling 1,844 linear meters and four angled diamond drill holes (CKB-1, CKB-2, CKB-3 & CKB-4) totaling 530.2m (figure 9-7). Drilling on two sections in 2000, 150m apart, indicates the vein dips 67° to 78° east. The vein is hosted in variably clay and quartz-sericite altered rhyolite along or within 20m of the western contact of a 10 to 20m wide parallel fault zone developed in the hanging wall of the vein over its northern half. The fault cuts across the vein and continues along the footwall (west side) in the northern most 150m, removing a 50m segment of the vein where it crosses.

Higher grades within trenches occur in the central portion of the vein over a 220m strike length. Pre-2007 assay grades vary from 4.6 to 36.3 g/t gold and 7.4 to 87.9 g/t silver. The vein displays significant mineralized grade and width as evidenced by Trench K-2 along the main trend that returned 9.5 g/t gold and 37.4 g/t silver over a width of 13.4 m from sampling in 1999. In addition, Trench K-3, located 150m to the south of trench K-2, returned 36.4 g/t gold and 87.9 g/t silver over 7.1m. Grab samples from this portion of the vein have assayed as high as 700 g/t gold and 1300 g/t silver.

Gold grades to the north, where an early phase of pyrite-adularia-quartz prevails, are lower, in the range of a few grams per tonne gold and silver. Drilling in 2000 encountered weakly mineralized quartz vein with grades below detection limits. The overall Ag:Au ratios in the more strongly mineralized portions of the Prekup vein zone vary from 3:1 to 5:1.

Five inclined holes (CKB-9, CKB-10, CKB-11, CKB-12, CKB-13) drilled by Anyusk State Mining and Geological Enterprise in 2004 along a fence at the northern end of the Au-Ag-As-Sb soil anomaly that follows the main vein encountered variably quartz-sericite altered rhyolite and dacite-andesite tuffs with sparse quartz veining. Historic soil geochemical surveys suggest the vein zone continues south, under talus towards the Ozernaya River.

A second northerly striking anastomosing vein lies 30 to 90m west of the main vein. It has been traced for 200m in four trenches (K-12, K-13, K-14, K-15) and varies from 0.5 to 3.8m wide, locally separating into two narrow splays. The vein is hosted in quartz-sericite altered rhyolite. It is in part flanked to the east by a 2 to 10m wide fault zone, similar to the main vein. Historic drilling in holes CKB-5 and CKB-6, encountered drilling difficulties and failed to intersect veining and any significant grades.

Vein types and textures observed at Prekup include breccia, cockade and indistinct banded quartz. Crustiform and colloform banded textured quartz is rare.

Early soil sampling by the Russian expeditions at Prekup revealed several anomalous gold, silver, arsenic, antimony and molybdenum anomalies occurring in a north-trending 1.5km long by up to 250m wide zone centered on the main vein (figure 9-6). Historic gold assays from surface sampling of quartz correlates well with Ag, As, Sb, Mo and W soil geochem anomalies, and less strongly with Pb, Zn, Cu, Ni and Sn. Amongst the various quartz types, homogenous, fine grained quartz is most anomalous in Au, Ag, As, Sb, Pb, Zn, Cu, Mo and Ni.

Figure 9-6 Prekup Prospect General Geology (Pre-2007 Mapping)


LEGEND
Recent alluvial deposits
Late Quaternary fluvio-glacial deposits
Late Cretaceous Rhyolite
Late Cretaceous Andesite (A), diorite porphyry (ΠΠ)
Late Cretaceous dykes of andesite, rhyolite, dacite
Aquo-glacial deposits
Rhyolitic flow and tuff
Dacitic flow and tuff
Geological boundaries
Contact metamorphism
Faults
Argillic alteration
Margins of hydrothermal alteration zones
Quartz veinlet zones
Quartz veins proven (1), interpreted (2)
Grab sampling locations
Excavated trenches and their numbers
(1) cut in 2003,
(2) cut in 1999
Angled core holes and their numbers.
Holes 1-4 drilled in 2000,
Holes 5-13 drilled in 2001-2003
Grab sample with sample number and gold grade (g/t) above, silver grade (g/t) below
Results of trench sampling in 1999
Intersection length on top (m),
gold and silver grades on bottom (g/t)
Results of trench sampling in 2003
sampled interval (m) from start of trench.
Element symbol on top,
gold and silver grades below (g/t)
and contents of other elements (%)
0
200
400
600
800
1000
METRES
Ministry of Natural Resources the Russian Federation
Progress Report on Prospecting and Exploration for Gold-Silver Deposits within Prospects in the Northern Part of the Upper Yablonsakaya Metallogenic Zone
Coordinator: V.V. Zagoskin
2006
Appendix 40
Copy
Surface Geology
Prekup
1:10,000 scale
Topographic base in 1:50,000 scale, GUGK, 1973
Compiled by:
V.V. Zagoskin
N

Figure 9-7 Historical Prekup Drill Sections #1 (CKB-1 & 2) and #2 (CKB 3 & 4).


DRILL SECTION 1
DRILL SECTION 2
W
E
LEGEND
METRES
Drill sections 1 & 2
Prekup

Historic soil sampling at Prekup-West, 400-600m west of Prekup (figure 9-8), encountered a zone of anomalous gold, silver and molybdenum that trends discontinuously north for 1.5km in an area underlain by dacite flow and tuff. Gold grades are higher to the north, where historic prospecting has defined several zones of quartz veinlets. Several historic float samples of quartz taken 200m apart from these quartz veinlet zones assayed up to 5.6g/t gold and 9.8 g/t silver. Farther south the central portion of the zone consists of a 500m long gold-silver anomaly. Channel samples taken in 2003 from this zone assayed up to 1.06 g/t gold, 44.06 g/t silver, and 6% arsenic over 1m in trench K-14.

Five to six hundred meters farther west, a north-trending historic gold-silver soil anomaly follows the east bank of the Ozernaya River for 1 kilometer. Trenching in 2003 (K-17, K-18, K-19) and prospecting uncovered zones of quartz veining, clay alteration, faulting and areas of silicification in rhyolite tuff. Surface grab samples from float assayed up to 0.05 g/t gold and 50 g/t silver.

Analysis of vein quartz by Central Scientific-Reasearch Exploration Institute for Non-Ferrous and Noble Metals (TSNIGRI) (Vartanyan, 2005) has defined four mineral associations at Prekup:

- Pyrite-adularia-quartz
- Arsenopyrite-pyrite-adularia-quartz (weakly mineralized)
- Gold-stephanite-freibergite-adularia-quartz (strongly mineralized)
- Pyrite-marcasite-quartz-carbonate (post mineral)

The pyrite-adularia-quartz assemblage is widely distributed and can also contain sericite and leucoxene.

The arsenopyrite-pyrite-adularia-quartz assemblage is widespread within Prekup and can also contain tennantite, sphalerite, chalcopyrite and rare native gold with a fineness of 800-860.

The gold-stephanite-freibergite-adularia-quartz phase is not as widespread as the previous assemblage but occurs throughout the Main vein at Prekup. It may also include pyrargyrite, acanthite, sphalerite, covellite, chalcopyrite, polybasite and native gold with a fineness of 675-720. Quartz comprising these assemblages is thinly to indistinctly banded, colloform banded or cockade textured. The pyrite-marcasite-quartz-carbonate assemblage occurs in the Main zone and along its western flank. Quartz is in part chalcedonic.

Figure 9-8 Prekup Prospect - Pre-2007 Gold soil and lithogeochemistry


LEGEND
Gold content in soil (ppm)
0,1-0,3
>0,3
Soil sample grid
0 200 400 600 1000
METRES
Coordinator VV Zagoskin
2005
Gold Soil Geochemistry
Prekup
Compiled by

9.2.2 Kak

Prospecting in 2006 identified a 500 meter long zone of east-west trending quartz vein float approximately 1.8km north-east of Prekup (figure 11.4). The quartz vein float has a high level epithermal character, with banded chalcedony and lattice textures (bladed quartz after calcite) developed suggesting a boiling hydrothermal system.

9.2.3 Tokai

The Tokai occurrence is located on the east side of the Praviy Kayamreveem River, just southwest of its south-east flowing tributary Tokai Creek, 17km east-southeast of Kupol and 6km east of Prekup.

The occurrence was first identified by regional geochemical surveys during the 1960s. Sampling in 2000 over a 500 x 100m grid detected anomalous gold, silver, arsenic, molybdenum and lead over a 4km^2 area. This was followed by prospecting, trenching, drilling and detailed geophysical and geochemical surveys on a 100 x 20m grid over a 6 km^2 area in 2002 and 2004 (Figure 9-9).

This prospect is hosted in andesite and andesite tuff of the middle member of the Late Cretaceous Eropolsk volcanic succession. These andesites are overlain to the west by ignimbrites and dacite tuffs.

The Tokai Prospect consists of a series of quartz-sulphide vein zones 200-500m in length and up to 20m wide, with individual veins of up to 1m wide. Alteration consists of silicification, quartz-sericite and sulphidization. Soil and rock sampling in 2002 (Tokai North) and 2004 (Tokai South and Central) has identified three principle zones of anomalous mineralization; an 800m long by 300m wide north/northwest trending zone to the northwest, a 1400m long by 500m wide zone

Figure 9-9 Tokai Prospect - General Geology (Pre-2007 Mapping)



trending north/northwest to the northeast; and a 1400m long by 700m wide northeast trending zone to the south (figures 9-10 and 9-11).

The northwestern portion of the southern anomaly at Tokai exhibits east-trending zones of silicification and quartz veining in propylitic altered andesite. One zone of quartz veining, 8-12m wide, has been traced east-southeast for 270m in four historic trenches (K-1, K-2, K-3, K-5) totaling 210m and two 2002 angled diamond drill holes (CKB-1 & CKB-2) totaling 135m. One vein exposed in 2002 trench K-3 returned assay values up to 1.2 g/t gold and 144.4 g/t silver over 0.6m. Two holes drilled into the zone in 2002 intersected propylitic altered andesite with narrow millimeter scale quartz veinlets distributed over the length of the drill holes. Drill core assays returned up to 0.25 g/t gold and 20.6 g/t silver over 0.5m (CKB-2).

Quartz from a white cryptocrystalline to coarsely crystalline 0.6 m wide vein oriented at 153° azimuth and dipping 60° southwest, located 100m southwest of the above zone in trench K-4, returned 1.8 g/t gold and 138 g/t silver over 0.5m in 2002 sampling. Samples collected in 2002 from trench K-6, 150m west beyond the west end of the above zone of quartz veining, returned 1.8 g/t gold and 238 g/t silver over 0.3 meters and 13.4 g/t gold with 30 g/t silver over 1.0 meter.

Higher gold and silver assay were returned from a northwest striking zone of silicification and quartz veining from a 150 meter square area in the southeastern part of the southern anomaly. A series of quartz float grab sample collected in 2002 and 2004 returned results ranging from 1 to 25 g/t gold and 154.8 to 1049 g/t silver. Three 2004 trenches (K-21, K-22 & K-23) totaling 705 linear meters encountered faulted and altered zones 4 to 15m wide with vein debris in andesite with sampling results in the range of 0.1-1.0 g/t gold and 4 to 50 g/t silver.

The northwestern anomaly contains a series of linear northwest trending silicified and quartz-sericite altered zones with quartz and quartz-carbonate veins occurring within locally propylitic altered andesite, over a 400 by 300m area. Exploration in 2002 and 2004 in this area consisted of a total of five angled diamond drill holes (CKB-5, CKB-6, CKB-7, CKB-8 & CKB-9) totaling 271m and four trenches (K-11, K-7, K-10, K-12) totaling 685m. The best results were obtained from trench K-11 where three separate vein intervals returned 19.2 g/t gold with 11.6 g/t silver over 1.0 meters, 17.0 g/t gold with 14.3 g/t gold over 1.3 meters and 9.6 g/t gold over 1.1 meters. The best result from the 2002 and 2004 drilling in this area was 1.2 meters grading 1.2 g/t gold and 60 g/t silver in hole CKB-9.

The northeastern anomaly, 700m due east, exhibits northwest trending zones of alteration and veining similar to that in the northwestern anomaly. Two trenches (K-8 & K-9) totaling 216m excavated in 2002 uncovered intervals of strongly fractured andesite bleached light to dark grey, with disseminated pyrite and quartz and chalcedonic quartz veinlets up to 7cm wide that returned up to 0.25 g/t gold , 30 g/t silver, 0.5% arsenic (As) and up to 0.15% antimony (Sb). Two angled holes (CKB-4, CKB-3) totaling 102m, drilled 180m apart in 2002, encountered silicified and argillic, quartz-sericite and propylitic altered andesite with zones of weak quartz veinlets that returned up to 4.4 g/t gold, 0.08 g/t silver over 1.0m in hole CKB-4.

Figure 9-10 Tokai Prospect - Pre-2007 Gold Geochemistry (Soils)


Gold content in soil (ppm)
METRES
Gold Soil Geochemistry
Tokai

Figure 9-11 Tokai Prospect – Pre-2007 Silver Geochemistry (Soils)



Silver content in soil (ppm)
METRES
Silver Soil Geochemistry
Tokai

Mineralogical studies by Central Scientific-Reasearch Exploration Institute for Non-Ferrous and Noble Metals (TSNIGRI) (Vartanyan, 2005) indicate the presence of the following three mineral assemblages:

- Pyrite-quartz
- Arsenopyrite-pyrite-quartz
- Gold-pyrite-hydromica

The pyrite-quartz assemblage is the most common at Tokai, occurring in the margins of veinlet zones.

The arsenopyrite-pyrite-quartz assemblage is also widespread, typically occurring within the central part of vein and veinlet zones comprised of light grey fine grained quartz and bluish and yellow white chalcedony. This assemblage can also contain tennantite, chalcopyrite, sphalerite and rare galena and native gold. Arsenopyrite is more commonly found in the north and is absent to the south.

The gold-pyrite-hydromica assemblage is found in the north in yellowish white and light grey chalcedonic quartz with fine grained hydromica (illite?) occurring in two veinlet zones and one quartz vein. Gold occurs as rounded grains 0.02 to 0.03mm in size.

9.2.4 Moroshka

The Moroshka occurrence is located immediately southwest of Moroshka Creek, 1km west of its confluence with the Ozernaya River, 12km southeast of the Kupol deposit and 2.5km southwest of Prekup. It is situated just off the Kupol East license, about 500m west of its western boundary. While situated off the license this occurrence is described here because it represents another area of epithermal mineralization within the district, proximal to the license boundaries.

Anomalous gold and silver values were first detected here during 1:50,000 scale soil sampling in 2002. This work was followed by prospecting and 1:10,000 scale soil geochemical surveys in the same year. These surveys detected anomalous Au, Ag, As, Cu, Mo, Zn, Bi, Ba and Li, with anomalous Au occurring over a 0.3 km^2 area. Gold is associated with anomalous silver and arsenic, which occur over a widespread area.

Host rocks consist of rhyolite and dacite tuffs of the lower member of the Eropolsk suite. These volcanics are cut by quartz-feldspar-biotite-hornblende porphyritic dacite dikes.

Mineralization consists of two quartz veins and four veinlet zones occurring in a 1.3 by 1km area that is underlain by subvolcanic rhyolite and dacite tuff. The eastern vein strikes 145° azimuth for 570m, while the western vein, 300-400m to the west, strikes 170° azimuth for 500m. Both veins are vertical to sub-vertical and vary up to 1.5m in width. Fire assays have returned up to 2.8 g/t gold and up to 213.2 g/t silver from the western vein and 0.8 g/t gold and 400 g/t silver from the eastern vein. These two veins also contained up to 1% As and 0.8% Sb.

The following four mineral assemblages have been defined:

- Pyrite-adularia-quartz
- Arsenopyrite-pyrite-adularia-quartz
- Gold-stephanite-pyrargyrite-adularia-quartz
- Calcite-quartz

Pyrite-adularia-quartz is an early phase, occurring as light grey quartz in veins selvages, sometimes with sericite and hydromica (illite).

Arsenopyrite-pyrite-adularia-quartz, is widespread in veins and veinlet zones at Moroshka. It comprises light grey fine to medium grained quartz containing disseminations and veinlets of arsenopyrite, pyrite and tennantite. Minor chalcopyrite and rare sphalerite are also present.

The gold-stephanite-pyrargyrite-adularia-quartz assemblage occurs dominantly to the south. It comprises milky white indistinctly banded to colloform banded quartz-adularia containing up to 1% sulphides/sulphosalts. It cuts the earlier arsenopyrite-pyrite-adularia-quartz phase. Freibergite, stephanite and native gold may also be present. The last assemblage consists of milky white quartz, together with calcite, that occurs in open space voids (druze) as crystals up to 1-2cm in size.

10.0 EXPLORATION

10.1 Exploration Pre-2007

Exploration in the regions of the Kupol East and West Licenses was conducted by Anyusk State Mining and Geological Enterprise (Anyusk) pre-2007 and followed a multi-stage approach, similar to techniques used in the West. Systematic exploration was spurred by the discovery of the Kupol deposit in 1995. All work conducted by the Russian state survey teams was conducted in accordance with the Russian norms for Russian exploration projects (Zagoskin, 2006; Sukhikh, 2002).

This work involved the following phases of surface exploration:

1. Regional 1:50,000 scale grid soil sampling
2. Prospecting and rock sampling of anomalous areas
3. Detailed 1:10,000 scale soil sampling and geological mapping of anomalous areas
4. Ground based detailed geophysical surveying
5. Trenching
6. Drilling

For this report, all exploration work conducted prior to B2Gold's 2007 program, is considered to be historical. This includes that work post-implementation of NI 43-101. The main focus of the 2007 programs was to verify and validate previous investigations. There are no NI 43-101 compliant mineral resource or mineral reserve estimates for any of the prospects on the Kupol East and West licenses.

Historic work is summarized by mineral occurrence in the following tables (Table 10-1 to 10-5).

Table 10-1 Pre-2007 Prospecting and Surface sampling on Kupol East and West licenses

PROSPECTING AND ROCK SAMPLING ON KUPOL EAST AND WEST LICENSES								
Year		Prekup	Tokai	Moroshka	Avgustelshiy	Dublon	Khmuriy	Yearly Totals
2001	Grab Samples	4	0	0	25	13	0	42
	Line km	3.4	0	0	14	7.5	0	24.9
2002	Grab Samples	17	80	19	6	4	11	137
	Line km	7.3	24.7	10.4	9.8	3.8	0	56
2003	Grab Samples	7	10	0	2	0	0	19
	Line km	1	2.5	0	0	0	0	3.5
	Total Samples	28	90	19	33	17	11	**198**
	Total Line km	11.7	27.2	10.4	23.8	11.3	0	**84.4**

Table 10-2 Pre-2007 Soil Geochemistry on the Kupol East and West licenses

DETAILED SOIL SAMPLING ON THE KUPOL EAST AND WEST LICENSES								
Year		Prekup	Tokai	Moroshka	Avgusteishiy	Dublon	Khmuriy	Yearly Totals
1999	Samples	435	0	0	0	0	0	435
	Area,km^2	0.75	0	0	0	0	0	0.75
2001	Samples	0	0	0	6247	0	0	6247
	Area,km^2	0	0	0	13.7	0	0	13.7
2002	Samples	1965	2363	1020	1791	1894	5970	15003
	Area,km^2	3.9	4.7	2	3.6	3.8	11.9	29.9
2003	Samples	0	10	0	0	0	0	10
	Area,km^2	0	0	0	0	0	0	0
	Total Samples	1965	2373	1020	8038	1894	5970	**21260**
	Total Area	3.9	4.7	2	17.3	3.8	11.9	**43.6**

Table 10-3 Pre 2007 Geophysical Surveys on Kupol East and Kupol West

MAGNETIC AND RESISTIVITY SURVEYING (Km^2)				
Year	Prekup	Tokai	Avgusteishiy	Yearly Totals
1999	0.75	0	0	0.75
2001	0	0	15	15
2002	3.9	5.8	0	9.7
Totals	4.65	5.8	15	**25.45**

Table 10-4 Pre-2007 Trenching on the Kupol East and Kupol West licenses

TRENCHING ON THE KUPOL EAST AND KUPOL WEST LICENCES						
Year		Prekup	Tokai	Avgusteishiy	Dublon	Yearly Totals
1999	Number	10	0	0	0	10
	Linear meters	1844	0	0	0	1844
2002	Number	0	12	6	9	27
	Linear meters	0	1063	2882	2431	6376
2003	Number	10	0	0	0	10
	Linear meters	1647	0	0	0	1647
2004	Number	0	3	0	0	3
	Linear meters	0	735	0	0	735
						0
	Total number	**20**	**15**	**6**	**9**	**50**
	Total meters	**3491**	**1798**	**2882**	**2431**	**10602**

Table 10-5 Pre-2007 Drilling on the Kupol East and Kupol West licenses

DIAMOND DRILLING ON THE KUPOL EAST AND KUPOL WEST LICENCES					
Year		**Prekup**	**Tokai**	**Dublon**	**Yearly Totals**
2000	Number	4	0	0	4
	Meters	530	0	0	530
2002	Number	2	9	6	17
	Meters	50	508	442	1000
2004	Number	7	0	0	7
	Meters	600	0	0	600
	Total number	**13**	**9**	**6**	**28**
	Total meters	**1180**	**508**	**442**	**2130**

10.2 Exploration in 2007

Exploration in 2007 involved verification re-sampling of historic zones identified by past operators as well as conducting new regional scale geophysical, geochemical and mapping surveys. Exploration work on the Kupol East and Kupol West licenses commenced in late February 2007, with ground magnetic surveying, and was completed in late September, with a fall drill program on Kupol West. Exploration work was conducted under the supervision of four expatriate geologists supervising Russian staff and contractors totaling up to 27 personnel on the Kupol West license and 15 personnel on the Kupol East license. Exploration work in 2007 was supported out of the Chukotka Mining and Geological Company (Kinross Gold Corporation) Kupol Mine old construction camp with remote base camps established at Avgusteishiy on Kupol West and Prekup and Tokai on Kupol East. Logistical support for B2Gold Corp. exploration operations was coordinated with support from Bema Gold Far East (100% owned Kinross Gold Corporation subsidiary) offices in Magadan, Bilibino, Anadyr and Pevek.

In addition to the exploration work environmental baseline studies were completed on both the Kupol West and Kupol East licenses in 2007. The studies were conducted by *VNII-1 Consulting* from Magadan, Russia. The final report for the studies is pending.

At October 31, 2007, total exploration expenditures for Kupol East and West were US$7.40 million. B2Gold's share of these expenditures is 50% or US$3.7 million.

Table 10-6 2007 Exploration completed on the Kupol East and Kupol West Licenses.

	Kupol West		Kupol East	
Geological Mapping				
1:50,000	70	km²	72	km²
1:10,000	13.3	km²	116.94	km²
1:5,000	133	km²		
Geophysics				
Magnetic surveying	897.4	km	624.55	km
Apparent resistivity	211	km		
Geochemical sampling				
Number soil samples	6970			
Line kilometers	139.1	km		
Number Stream sediment samples	7			
Trenching				
Number	20		16	
Linear meters	3465	m	1489	m
Volume (estimated)	24506	m³	9696	m³
Diamond Drilling				
Number holes	6		19	
Meters	2966	m	2997.8	m
Grab samples	500		89	
Trench channel samples	945		427	
Core samples	423		1267	

10.2.1 Geological Mapping

Initial 1:200,000 geological mapping in the region was of a high quality and formed a solid foundation for later survey work. Based on the experience at the Kupol deposit and in recent mapping work the quality of the regional 1:50,000 and prospects 1:10,000 is not of a high quality. This is in part a function of much of the work in the region being driven and organized by geochemical sampling teams rather than geological survey parties. That being said, the mapping to date provides an adequate framework for more detailed studies of the prospects.

The following areas of Kupol West were mapped at 1:5000 in 2007: Kupol North, TB2 (west of Kupol license), Moroshka West, Avgusteishiy, Kupol South, Dubonnet, Bazisniy, Dublon and Left Dublon (figure 10-2). Final map compilation and digitizing is underway. Most of the sample results are pending. No significant zones of epithermal low sulphidation vein style mineralization were identified in the mapping. The highest grade grab sample result received to

date is from the northern part of Avgusteishiy where one sample of disseminated polymetallic (galena, chalcopyrite, sphalerite, bornite) mineralization in silicified rhyolite returned 0.48 g/t Au and 777 g/t silver.

Mapping in the Left Dublon area in 2007 identified a 50 metres wide, stockwork zone of comb textured quartz veins at the east end of the trench K-8. The last 25 metres of stockwork is comprised of well mineralized veins with a polymetallic assemblage of galena, chalcopyrite, sphalerite and tetrahedrite. Grab and channel samples were collected from the zone. All sample results are pending.

On the Kupol East license 1:10,000 mapping was completed in 2007 over the southern portion of the property (figure 10-1), covering the Prekup, Kak and Tokai Prospects, the eastern part of the Ozernaya caldera and the "Killer Bunny" Au-Ag stream sediment anomaly (figure 10-3). A broad zone of silicification with localized zones of quartz breccias and jarositic alteration was identified in the "Killer Bunny" (KB) area and sinter zone located south and north of the Tokai occurrences respectively. Partial sample results have been received from the mapping and prospecting with the best results 1.88 g/t gold with 239.12 g/t silver received from a quartz breccia in the northern Killer Bunny area and 2.86 g/t gold with 15.34 g/t silver in a quartz vein grab sample collected approximately 150m north of trench K-1 in the Prekup area. Results are still pending for the sampling in the southern part extension for the Prekup vein system; however the prospecting in this area indicates that the vein system may extend in excess of 1,200m.

Figure 10-1 Local Geology Kupol East (1:10,000 mapping)



N
KAK
FOX
TOKAI SINTER
TOKAI NORTH
PREKUP
TOKAI CENTRAL
TOKAI SOUTH
KILLER BUNNY
0
1
2
kilometres
LEGEND
Basalt – Intrusives & Flows
Andesite – Intrusives & Flows
Dacite – Intrusives & Flows, Tuffs
Rhyolite – Intrusives & Flows, Tuffs
Epiclastic rock
Vein material
B2 2007 DDH
Previous DDH
B2 2007 Trenching
Previous Trenching

Figure 10-2 2007 B2Gold Geological Mapping Coverage Kupol West and Kupol East licenses


1:5000
1:10000
1:5000
1:10000
1:5000
1:5000

Figure 10-3 Kupol East License – "Killer Bunny" stream sediment anomaly (Geology legend as per figure 7.1)


Au
ppb
N
Killer Bunny
alteration
zone
0.9
1.3
1.8
203.8
1.8
159.8
9.8
52.6
18
135.5
5.6
58
14.2
479.4
11.7
52.9
4.1
10.5
970.3
4.3
0
1
2
kilometres
Ag
ppb
N
C127
71
106
219
120
1,042
156
733
197
417
127
655
250
458
194
814
104
209
267
94
0
1
2
kilometres

10.2.2 Soil Sampling

Soil and lithogeochemical sampling commenced in the vicinity of the Kupol deposit as early as 1995, however the bulk of this work was completed over the region between 2000 and 2002. Systematic soil grid sampling was initially of regional nature (1:50,000 scale), conducted on a 500 by 100m grid along lines oriented east-west over a 900km^2 area encompassing both the Kupol East and West licenses. This work outlined a number of multi-element soil anomalies, dominated by silver, gold, arsenic, and molybdenum that occupy two belts.

The first comprises a 12km long belt up to 2km wide on the Kupol West license that follows the west side of the Sredni-Kayamraveem River southward from the Kupol deposit through Khmuiry and on to Avgusteishiy.

The second belt commences on the east bank of the Sredniy Kayamraveem River on the southern portion of the Kupol West license at Dubonnet and continues northeast onto the Kupol East license for 16km through Dublon, Moroshka and Prekup, terminating at Tokai. Follow-up detailed (10,000 scale) soil and litho geochemical sampling was competed on 100m by 20m grids along lines oriented east-west at Prekup, Tokai, Moroshka, Avgusteishy and Khmuiry. This detailed work was completed between 2001 and 2003. The geochemically anomalous nature of these areas was confirmed, with the exception of the Khmuiry area.

In 2007 soil sample grids totaling 139.1 line kilometers were completed with 5093 samples collected on the Moroshka West grid, on 200 meters spaced lines with 20 meter station spacing along lines, and an additional 1877 samples collected on the Dubonnet grid area, with samples collected at 20m intervals on 100m spaced lines. Additionally, seven stream sediment samples were collected from tributaries of the Moroshka creek to help define the source of the main drainage multi-element epithermal pathfinder anomaly. All 2007 soil and stream sediment sample results are pending. Significant delays have occurred in obtaining export permits to ship the soil samples off shore to ALS-Chemex in Perth Australia for mutit-element trace analysis.

10.2.3 Prospecting

Anomalous areas identified in regional 1:50,000 scale soil surveys were followed up by Russian survey parties with prospecting and lithogeochemical sampling prior to detailed soil sampling and geophysical surveying.

10.2.4 Magnetic and Resistivity Surveying

A series of detailed ground based magnetic and resistivity surveys were completed by Anyusk over several occurrences on the Kupol East and Kupol West licenses in order to assist in the mapping of quartz veins and associated alteration zones. Measurements were taken on a 100m x 10m grid for magnetic surveys and a 100 x 20m grid that was locally tightened to 50 x 5m, for resistivity surveys.

Magnetic surveying was carried out with a Russian MMP-203 magnetometer. Readings were taken every 5 to 10m. Corrections for magnetic field variations were applied during data processing. Raw field readings were leveled out to a reference level. Magnetic survey work at Kupol, by Bema Gold and contract personnel, and more recently on the Kupol West and Kupol East licenses by B2Gold confirm the quality of the Russian magnetic surveying.

In 2007, a ground magnetic survey was completed in winter and early spring by B2Gold Corp. A total of 769.29 line kilometers were surveyed in six grid areas (figure 10-4). Where possible the magnetic surveys were tied into the previous work completed on the Kupol license.

The B2Gold Corp. magnetic survey in 2007 was conducted using a GEMS GSM-19T proton magnetometer manufactured by Terraplus Inc. All field readings were corrected daily against a base station magnetometer set to take readings every 2 seconds and the data set leveled based on data from daily control stations readings for each grid region. Final data leveling, de-spiking and correcting was performed by Aurora Geoscience, Whitehorse, Canada with additional leveling work completed by Alex Walcott Consulting and Pavel Dubchak Consulting, both of Vancouver, Canada. Final processing of some (Kupol East Mosaic) of the data is still pending as of November 16, 2007.

Russian teams conducted detailed magnetic and resistivity surveying over three occurrences; Prekup, Tokai and Avgusteishiy. A 1,500m x 500m area was initially surveyed over the vein system at Prekup in 1999. The grid was extended to the west in 2002 to include Prekup-West, expanding coverage at Prekup to a 2.3km x 2.0km area for the two grids.

The Prekup vein system is developed in a magnetic low anomaly feature with localized magnetic highs situated immediately to the west and east. The magnetic low corresponds to fresh and altered rhyolite that hosts the vein system, while the magnetic highs are developed in peripheral andesite, dacite and diorite. Quartz veins, veining zones and mafic to intermediate rocks were found to have higher resistivities than surrounding felsic units.

Figure 10-4 B2Gold Corp. Magnetic susceptibility survey coverage of Kupol East and Kupol West licenses (note not all data has been leveled)



435000 mE
440000 mE
445000 mE
450000 mE
455000 mE
460000 mE
7415000 mN
7410000 mN
7405000 mN
7400000 mN

Tokai was surveyed in 2002 on a 3.4 by 1.7km area. The northern third of the Tokai grid features a series of narrow north-northwest trending magnetic lows contrasting against broader areas of elevated magnetism. These correspond to zones of alteration and veining. The southern two-thirds is an area of low magnetic relief with one intense magnetic high in the central portion of this grid, which corresponds to a 400m x 300m area of basalt. The southern and northwestern alteration and veining zones at Tokai are contained within broader north to northwest trending areas of higher resistivity, while similar zones to the northeast lack the associated resistivity highs.

Avgusteishiy was surveyed over a 6km x 2.5km area in 2003. The western portion of the grid is underlain by a 5km by 0.8km area of higher magnetism trending 030° azimuth. Much of the soil geochemical anomalies lie within this area. Narrower linear zones of higher resistivity of similar orientation lie within this magnetic high and correspond more closely with gold soil anomalies.

Magnetic surveying of the Moroshka West basin area in 2007 defined a sharp break in magnetics to the west of Moroshka creek. The break in part corresponds to a change from andesitic rocks to the east and dacites and rhyolites to the west. Mapping coverage over the basin did not identify any significant zones of alteration which may be correlated with magnetic lows. The apparent southeastern continuation of the Premola fault may have been picked up by the survey.

Surveying of the TB2 grid area, to the west of Kupol, defined several broad north trending magnetic lows. However, the most distinctive feature identified by this survey was the definition of the northwestward continuation of the Premola fault. This fault is defined by a series of magnetic lows and, to the northwest, a sharp contrast between magnetic susceptibility across the fault.

Magnetic surveying over the Kupol North Extension and Starichnaya River valley, north of Kupol, indicates that the magnetic susceptibility low associated with the Kupol vein system continues beyond the northern boundary of the Kupol license onto the Kupol West license (figure 10-5). This magnetic low continues for 900m north of the boundary after which it becomes weaker. On the Kupol license this magnetic low corresponds with the hydrothermal alteration system and related magnetite destruction in the host rocks associated with the Kupol epithermal vein(s). A series of other magnetic lows are present north of the Kupol deposit, including a curvilinear magnetic low which follows the eastern side of the Starichnaya river valley, for in excess of 3km. It is believed that this low may indicate the presence of additional zones of hydrothermal alteration possibly associated with a caldera margin. The magnetic susceptibility low intensifies upon intersecting the apparent northward continuation of the Kupol structural trend. Several of these magnetic low targets were drill tested in 2007 and the results presented in section 11.0.

B2Gold magnetic survey coverage of the Kupol East license has defined a broad magnetic low which corresponds with the northern "rim" of the Ozerninskaya caldera. Based on the magnetic results it is inferred that the caldera continues to the east and the ring subsidence structure(s) underlies the "Killer Bunny" area. Geological mapping to date has not explained the reason for the presence of the strong magnetic low.

No distinct magnetic low targets were found associated with the Kak or Tokai occurrences. No magnetic break was found to occur across the north-south trending Right Kayemraveyem river valley to the east of Tokai.

Additional resistivity surveys totaling 41.79 line kilometers was completed by Dukat Mining and Geological Company on the northern extension to the Kupol deposit. In addition, 173.06 line kilometers of electrical apparent resistivity have been completed on the Morshka West and Left Dublon areas of the Kupol West license by Astra Complex Geophysical Company, St. Petersburg.

A broad resistivity high has been defined over the northern extension of the Kupol deposit. Drilling by Bema Gold Corporation has determined (Garagan and Cameron, 2006) that this resistivity high corresponds with both a clay rich steam heated alteration zone situated above the main vein system and silicification and adularia alteration associated with the vein system. The Kupol deposit resistivity high anomaly extends for in excess of 1200 metres onto the Kupol West license.

Resistivity surveying of the Moroshka West basin has identified a broad resistivity high area. The resistivity high is only partially coincident with magnetic lows. Final maps and interpretation of the survey results are pending.

The stockwork zone identified in trench K-8 on the Left Dublon survey was picked up by the resistivity surveying. The broad resistivity high is cut off to the north and trends southwestward approximately 450m from the stockwork zone. Old Anyusk trenches (K-7 and K-9) over the southern part of this anomaly did not pick up significant broad mineralized zones.

Figure 10-5 Kupol West License
Magnetic Susceptibility Plan Map – Kupol Deposit North Extension


N
W
E
S
B2Gold Corporation
Kupol West License
Kupol North Extension
Magnetic Susceptibility

10.2.5 Trenching

Fifty trenches totaling 10,552.8m were excavated by Anyusk between 1999 and 2004 on the following four prospects: Avgusteishiy (6 trenches totaling 2,882m in 2003), Dublon (9 trenches totaling 2,430.8m in 2002), Prekup (20 trenches totaling 3,376m excavated between 1999-2003), Tokai (15 trenches totaling 1,856m in 2002, 2004).

Trenches were excavated using a Russian T-130 tractor. Trenches typically required multiple passes with sufficient time between passes to allow melting of permafrost. Trenches were then cleaned manually to a depth of 0.2m.

Most of the trenching focused on testing the anomalies identified during detailed 1:10,000 scale sampling and of alteration/veining zones identified during prospecting and mapping. Trenching assisted in the assessment of the vein systems at Prekup and Dublon. In the case of Prekup, 10 trenches were spaced 40m to 300m along the vein; seven of these were spaced at 35m to 50m in the richer northern half. In the case of Dublon, two trenches spaced 300m apart helped define two parallel quartz veins.

In 2007 thirty-six (36) trenches were excavated and partially sampled on the Kupol East and Kupol West Licenses. Sixteen trenches were excavated on the Kupol East License on target areas Tokai, Kak, Prekup and Fox. Twenty trenches were excavated on the Kupol West License on target areas Avgusteishiy and Dubonnet. Complete primary and check assay results are pending. Appendix 1 gives trench locations and results for 2007.

On Kupol East ten trenches were excavated on the Tokai target (figure 11-2) with complete results received from three (KT-3, KT-4 and KT-7) of those ten trenches. Trenching in 2007 was designed to re-expose old Russian trenches for re-mapping and sampling and establish new trenches in areas along strike from known vein occurrences. The best assay came from KT-3 on the Tokai Central target which was a re-sample of historical trench K-6. The 2007 re-sampling returned 1.0 g/t gold and 274.4 g/t silver over a 0.25 meter interval. Original sampling from trench K-6 had returned up to 1.8 g/t gold with 238.0 g/t silver over 0.3 metres from a quartz vein and 13.4 g/t gold with 30.0 g/t silver over 1.0 metres from wall rock adjacent to the vein. No significant results were returned from either of trenches KT-4 or KT-7. The original sampling of trenches K-5 (new KT-4) and K-3 (new KT-7) had returned 1.2 g/t gold with 42.2 g/t silver over 1.0 metres and 1.2 g/t gold with 44.4 g/t silver over 0.6 metres respectively.

Three trenches were completed on the Kak Target (figure 11-4) in 2007 in an attempt to expose the source of a 500 meter long zone of quartz carbonate float material noted on surface. All three trenches were new trench excavations and complete results have been received for one of the three trenches. Trench KK-1 returned insignificant results from a 2.0 meter quartz-adularia stringer zone within rhyolitic tuffs. Partial results from sampling completed on Trench KK-2 and KK-3 received to date (November 16, 2007) indicate low (<1 g/t) gold and silver values in the vein system in these trenches.

Two new trenches were established on the Prekup Target in 2007. Due to mechanical issues with equipment the trenching program at Prekup in 2007 was reduced to cleaning out and re-sampling two old historical trenches. KP-1 re-exposed a 5.7m epithermal banded and brecciated vein at the north end of the Prekup vein structure. Re-sampling of the vein returned insignificant results. Pre-2007 sampling of this trench, K-1, had returned up to 2.4 g/t gold and <0.5 g/t silver

over 1.0 meters within the vein and 16.4 g/t gold with 149 g/t silver over 1.0 meter in the footwall (western) fault zone. KP-8 was re-trenched at the southern end of the vein structure approximately 175 meters south of trench KP-1. Re-sampling of K-8 confirmed pre-2007 trench results with the most significant result being 2.48 g/t gold and 10.1 g/t silver over 9.0 meters, including 15.24 g/t over 39.36 g/t silver over 1.0 meters from the "eastern" vein. Original sampling of this trench K-8 returned 4.8 g/t gold with 46.0 g/t silver over 0.8 meters from a western portion of the "western" vein, 4.9 g/t gold with 17.7 g/t silver over 3.0 meters in the "central" vein and 17.7 g/t gold with 31.2 g/t silver over 1.6 meters from the "eastern" vein. Thus the pre-2007 sampling results were confirmed.

One new trench was excavated on the Fox target on Kupol East to examine the source of a 700m long northwest trending zone of silicious banded boulders. The trench revealed a 0.60m banded chalcedonic zone within a rhyolite flow rock unit. Assay results were insignificant from the sampled zone.

On Kupol West seven of nine trenches were completed, mapped and sampled on the Dubonnet prospect (figure 10-6) and four of eleven trenches completed, mapped and sampled on the Avgusteishiy prospect (figure 10-7). Three trenches tested the Dubonnet #1 vein occurrence where previous grab sampling returned up to 9.2 g/t gold. A seventeen meter wide zone of sheeted comb textured veining was exposed in trench KDB-05 with eight individual veins present ranging in width from several centimeters to fifteen centimeters. Partial results received to date (November 16, 2007) have returned up to 1.0 g/t gold and 5.4 g/t silver over 1.0 meter The vein system has been traced 500 meters north across the valley. The vein system appears to be weaker to the north; however, trench KDB-09 was not completed in 2007.

A second vein system, Dubonnet #3, was identified in float and tested with four trenches. No significant results have been received to date from this Mn oxide rich, coarsely crystalline, weakly banded vein system. A series of narrow polymetallic veins were identified between the Dubonnet #1 and #3 veins. Assay results are pending for these veins.

Figure 10-6 Kupol West Dubonnet Prospect 2007 Trench location map


N
KDB-09
Dubonnet #1
Dubonnet #3
KDB-05
KDB-01
Dubonnet #2
KDB-04
KDB-03
KDB-06
KDB-08
KDB-07
KDB-02
0
250
500
meters
LEGEND
Basalt – Intrusives & Flows
Andesite – Intrusives & Flows
Dacite – Intrusives & Flows, Tuffs
Rhyolite – Intrusives & Flows, Tuffs
Epiclastic rock
Vein material
B2 2007 DDH
Previous DDH
B2 2007 Trenching
Previous Trenching

Figure 10-7 Kupol West - 2007 Avgusteishiy Trench Location Map



432000 mE
433000 mE
434000 mE
435000 mE
7402000 mN
7401000 mN
7400000 mN
7399000 mN
7398000 mN
7397000 mN
7396000 mN
LEGEND
Basalt – Intrusives & Flows
Andesite – Intrusives & Flows
Dacite – Intrusives & Flows, Tuffs
Rhyolite – Intrusives & Flows, Tuffs
Epiclastic rock
Vein material
B2 2007 DDH
Previous DDH
B2 2007 Trenching
Previous Trenching
N
KAV-07
KAV-08
K-06
KAV-06Ext
K-05
KAV-04Ext
K-04
KAV-11
KAV-01Ext
KAV-14
K-01
KAV-13
KAV-12
K-02
KAV-09
KAV-10
K-03
meters

Zones of silicification with local sheeted and stockwork veining have been uncovered in the Avgusteishiy trenches. Pyrite, galena, chalcopyrite, malachite, sphalerite and bornite mineralization is locally observed and all trench assay results are pending as of November 16, 2007.

11.0 DRILLING

Three occurrences were historically drilled by the Russians; Dublon on Kupol West and Prekup and Tokai on the Kupol East License. Drilling was carried out by Anyusk in 2000 and 2002 on Prekup and Tokai using a Russian SKB-4 rig that recovered 59mm wide drill core. This drill rig was limited to drilling angled holes at -55°. Down hole surveys were carried out only for the 2002 drilling, survey readings were recorded every 20m however the exact nature of the survey methodology is not known. All drill hole collars were surveyed using a T-30 theodolite, chain and rod system and tied into the local and regional survey network.

Anyusk continued drilling at Prekup in 2004, again, with an SKB-4 rig inclined at -55° to -60°. Larger core was drilled (76mm) in order to increase recoveries. Down hole surveys were completed every 20m for this follow-up drilling.

Geological logging and sampling was completed per Russian exploration norms with a detailed log book, including graphic log and assays, completed for each drill hole.

In 2007 twenty five drill holes were completed on the two Kupol Regional Licenses. On the Kupol East License nineteen (19) holes were completed on three targets for 2,998 total meters. On the Kupol West License, six (6) holes were completed for 2,996 meters. As of November 15, 2007, complete results have been received for 6 of the 25 holes (24%) and partial results received for 21 of the 25 holes. Appendix 1 gives drill collar and results to date.

Drilling on Kupol East in 2007 was contracted to Anyusk Mining and Geological Company using a Russian SKB-4 rig equipped with a wire line core recovery system to recover NQ size core. As with previous drilling in the area, this rig was limited to drilling holes collared at -55°. On Kupol West *Boart Longyear Russia* was contracted to do the drilling utilizing a Boart Longyear 44 drill to recover HQ and NQ size core. Core recoveries for both 2007 drill programs averaged between 95 and 100%.

11.1 Kupol East

11.1.1 Prekup

An initial four hole drill program totaling 530.2m was drilled in 2000. Core recovery for those four holes ranged from 30 to 100% for wallrocks, averaging 90%, and 78 to 100% for vein intervals. No downhole surveys were carried out on this program.

The four angled holes were drilled westward on two sections 150m apart, targeting the vein at 50m and 100m below surface. All four of these holes encountered the main Prekup vein, tracing the vein up to 110m downdip to a vertical depth of 100m below surface. Hole to hole correlations and core angles (40-45 degrees TCA) indicate the vein dips 67° to 78° east. True widths vary considerably, similar to that seen in surface trenches, varying from 1m to 11m at depth. All four holes encountered barren quartz with no detectable gold or silver assay results.

Follow-up drilling in 2002 and 2004 focused on testing for the northern extension of the main Prekup vein and exploring Prekup-West. The larger core drilled in 2004 increased core recoveries to 95 to 100%.

Two angled holes totaling 50m were drilled in 2002 on Prekup-West, following up a 0.4m wide vertical quartz vein exposed by trenching. The two holes encountered minor carbonate veining in porphyritic rhyolite.

Seven holes totaling 600.2m were drilled in 2004 north and northwest of the main Prekup vein. Five of these holes, totaling 499.0m, were drilled westward along a 300m long fence oriented at 060° azimuth, 200m to 300m north of the north end of the vein. They encountered variably quartz-sericite altered rhyolite and dacite-andesite tuffs with sparse quartz veining. Another two holes totaling 101.2m were drilled 1.1km north-northwest of the north end of the main Prekup vein, following up on several zones of quartz fragments up to 5m wide exposed in a trench. They intersected andesite, dacite and rhyolite tuffs with sparse quartz and quartz-carbonate veinlets.

In 2007 eight (8) drill holes were completed on the Prekup prospect for a total of 1,136m (figure 11-1). The 2007 program was designed to test a strike length of 200m where past drilling and trenching had identified an anomalous north-south trending mineralized epithermal quartz vein. Broad zones of alteration and weak stockwork to sheeted veining were encountered in all of the holes. No wide crustiform or colloform veins were intersected; however, extensive zones of silicification, brecciation and silica re-healing of breccias were encountered within the host rhyolite tuffs and epiclastics in all drill holes. Broad zones of silica flooding coupled with the presence of chalcedonic quartz and extensive jarositic alteration and fracture infilling suggests that drilling has tested the upper levels of the Prekup vein system.

Figure 11-1 2007 Exploration Drill and Trench Locations - Prekup Target Area – Kupol East License


KP-1
KEP07-007
KEP07-008
PK-001
KEP07-001
PKK-006A
PK-002
KEP07-002
Prekup
KP-8
KEP07-005
KEP07-006
PK-003
KEP07-004
KEP07-003
PK-004
K-1
K-2
K-3
K-4
K-7
K-9
K-10
N
0
100
200
meters
LEGEND
Basalt – Intrusives & Flows
Andesite – Intrusives & Flows
Dacite – Intrusives & Flows, Tuffs
Rhyolite – Intrusives & Flows, Tuffs
Epiclastic rock
Vein material
B2 2007 ODH
Previous ODH
B2 2007 Trenching
Previous Trenching

Partial results have been received for all eight holes and complete results for one (KP07-003) of the eight holes. Hole KP07-003 was drilled close to Hole CKB-3 and encountered a stockwork breccia zone that carried a grade of 1.14 g/t gold and 7.8 g/t silver over a drill length of 4.15 meters from 26.85 to 31.00m down hole. No significant results were received from the partial assays received to date on the other seven holes.

No significant changes on the Prekup target are evident based on the 2007 Exploration work and results received to date.

11.1.2 Tokai

Nine holes totaling 508m were drilled on Tokai in 2002. The first two holes, totaling 135m, were drilled in the southern anomaly (Tokai Central and Tokai South), at the west end of a zone of quartz veining, 8-12m wide, that has been traced east-southeast for 270m. The two holes were drilled northward, approximately perpendicular to the zone and intersected propylitically altered andesite with weak mm-scale quartz veinlets distributed over the length of the drill holes. Assays returned up to 0.25 g/t gold and 20.6 g/t silver over 0.5m.

The third and forth holes totaling 102m were drilled in the northeastern anomaly in an area of northwest trending zones of alteration and quartz veining. Trenching encountered strongly fractured andesite bleached light to dark grey, with disseminated pyrite and quartz and chalcedonic veinlets up to 7 centimeters wide. Two angled holes, drilled 180m apart, encountered silicified and argillic, quartz-sericite and propylitic altered andesite with zones of weak mm-scale quartz veinlets that returned up to 4.4 g/t gold and 0.08 g/t silver over 1.0m.

An additional five inclined diamond holes totaling 271m were drilled in the northwestern anomaly (Tokai North) in a 400m x 300m area of northwest trending silicified and quartz-sericite altered zones with quartz and quartz-carbonate veins in andesite. The five holes were drilled northeast, along and roughly parallel to a 170m long trench oriented at 045° azimuth. They encountered propylitic and locally quartz-sericite altered andesite containing mm to cm scale quartz and chalcedony veinlets weakly scattered over most of their length. Drill core assays are generally low, ranging up to 1.6 g/t gold across 1.2m and up to 50 g/t silver over 2.0m.

In 2007 nine (9) drill holes were completed in the Tokai area on four targets: Tokai North, Tokai Central, Tokai South and Tokai Sinter (figures 11-2 and 11-3). Complete assay results have been received for four of the nine holes and partial assays received for an additional two holes.

Hole KET-07-005 tested the Sinter Zone or silica cap structure located 2.5km north of the Tokai North target area. The 2007 hole was designed to test for a mineralized structure beneath the silica cap. Assay results returned 0.31 g/t gold and 4.4 g/t silver over a core length of 1.7m from 46.6 to 48.3m downhole. Only one hole was drilled on this target in 2007.

Three holes were drilled in the Tokai Central target area to undercut previous trench results and/or test for strike extensions from known vein occurrences in old trenches. KET07-006 undercut historical trench K-6 which assayed 13.4 g/t gold over 1.0m. Assay results from this hole and re-sampling of the trench returned insignificant results. Two other holes, KET07-008 and 009 tested the southeast trending vein structure and intersected massive to banded and colloform banded amethyst quartz structures over 1.0 to 2.6m core lengths. The best assay came from KET07-008 that returned 1.84 g.t gold and 175.4 g/t silver over a 0.70m core length.

One hole (KET07-009) was drilled on the Tokai South target undercutting historical anomalous grab samples from a Russian trench. The hole targeted an eastwest trending vein structure and intersected up to 25% quartz vein material in breccia zones. Assay results were insignificant.

Tokai North was tested with four holes in 2007 along a strike length of 220m. The holes were designed to test two different northwest trending vein structures. Results are pending as of November 16, 2007.

Drilling in 2007 on the Tokai target did not establish any significant changes to the status of the target based on the 2007 data received to date.

Figure 11-2 2007 Exploration Drill and Trench Locations - Tokai Central and South Target Areas – Kupol East License.



KET07-006
KT-3
TKK-006
KT-9
KT-8
KT-7
TKK-001
TK-002
TK-001 TKK-002
TKK-003
KET07-008
KET07-007
KT-4
KT-5
KT-6
TKK-005
TKK-004
Tokai
Central
N
LEGEND
Basalt – Intrusives & Flows
Andesite – Intrusives & Flows
Dacite – Intrusives & Flows, Tuffs
Vein material
B2 2007 DDH
Previous DDH
B2 2007 Trenching
Previous Trenching
0
250
500
meters
Tokai South
TKK-021
K-21
TKK-022
KT-10
KET07-009

Figure 11-3 2007 Exploration Drill and Trench Locations - Tokai North Target Areas – Kupol East License.


Tokai North
KT-2
KT-1
TKK-010
TKK-012
KET07-001
KET07-004
KET07-002
KET07-003
TKK-007
TKK-011
TKK-009
LEGEND
Basalt – Intrusives & Flows
Andesite – Intrusives & Flows
Dacite – Intrusives & Flows, Tuffs
B2 2007 DDH
Previous DDH
B2 2007 Trenching
Previous Trenching
0
250
500
meters

11.1.3 Kak Prospect

Two holes were drilled on the Kak Prospect that is situated between the Tokai and Prekup areas in the center region of the Kupol East License (figure 11-4).

The holes were designed to test under an area of bladed quartz-calcite boulders and a stringer zone quartz vein system identified in a 2007 trench KK-1. A similar quartz stringer zone was encountered in KEK07-001 and assay results were insignificant. Assay results are pending for KEK07-002 however it appears that the holes are too high in the epithermal system and they did not intersect the source of the interesting bladed quartz-calcite boulders noted at surface. No significant changes on the Kak target are evident based on the 2007 Exploration work.

Figure 11-4 2007 Exploration Drill and Trench Locations - Kak Area – Kupol East License


KAK PROSPECT
KK-2
KK-1
KK-3
KEK07-001
KEK07-002
0
100
200
meters
LEGEND

11.2 Kupol West

11.2.1 Dublon

Six holes totaling 442.4m were drilled at Dublon West in 2002. Five of these holes totaling 402.4m were drilled on two sections 300m apart. Four of these holes intersected the two principle veins comprising Dublon West. The two veins are sub-parallel and separated by 20 to 25m of quartz-sericite altered rhyolite and andesite in section. The western vein has been traced up to 50m downdip to a depth of 30m below surface while the eastern vein has been traced up to 90m downdip to a depth of 50m below surface. Hole to hole correlations and steep core angles of 50° to 80° suggest the veins shallow in dip from 60°-80° west at surface to 30° to 50° west at depth. True widths in section vary up to 2m for the western vein and 1m for the eastern vein. Both veins appear to pinch out at depth on the northern section. The historic drilling commonly encountered low grades with the exception of the following intersections: 2.0 g/t gold and 7.2 g/t silver over 0.2 meters in hole 2; 2.2 g/t gold with 0.8 g/t silver over 1.0 meters in hole 5; and 20.4 g/t gold with 1.2 g/t silver over 0.60 meters in hole 3 (Zagoskin, 2006).

The Dublon prospect was not drilled in 2007 but the prospect area was remapped at 1:5000 and portions of trenches K-1 and K-2 were resampled. Remapping indicates that the very broad zone of moderate to intense silicification is primarily restricted to the rhyolite ignimbritic lapilli tuff unit. Zones mapped as quartz veins on surface and hence at depth are interpreted to be zones of very intense silcification within which there are narrower discrete cockscomb sheeted and stockwork veins. The silicified zone has a maximum apparent width of 130m within the central part of the zone. Mineralization is very sparse with local galena and chalcopyrite present. Higher grades in the historic trenches and drilling correspond to the more intense silicified and veined zones.

11.2.2 Kupol North Extension

Three holes (KWN07-001 to 003) targeted the northern extension of the Kupol vein system onto the Kupol West license in 2007 (figures 11-5 and 11-6). The holes were designed to test under the strong magnetic low and resistivity high contiguous with the Kupol deposit trend. All three holes targeted the 200 meter elevation level, approximately 325 meters below surface, within the prospective range identified in the drilling of the northern part of the Kupol deposit (see section 10.1 and figure 10.1). All holes intersected extensive clay alteration under the ignimbrite "cap" rock and at depth in the more porous pyroclastic horizons. Broad zones of narrow quartz, quartz carbonate and quartz-amethyst veining were encountered at depth with individuals banded veins to a maximum intersected width of 0.70 centimeters for individual veins. Partial results have been received from two holes with the best intersection to date (November 16, 2007) from hole KWN07-002 with 3.98 g/t gold and 118.2 g/t silver over 0.70m 'intersected width' returned from a banded quartz-amethyst vein and vein breccia (figure 11-7). The true thickness of the drill intersection(s) is not known at this time.

11.2.3 Star Anomaly

One hole in 2007 (KWN07-004) tested the Star magnetic low anomaly 5.5 kilometers north of the Kupol license boundary (figure 11-6). Intense clay alteration was encountered in andesite tuffs underneath the rhyolitic lapilli tuff cover rocks. Narrow quartz veins, quartz carbonate and chalcedonic quartz veins were encountered in clay, quartz-sericite and chlorite altered tuffs and

flows within the target area. Stratigraphy in the drill hole indicates that this area may sit at a higher stratigraphic elevation than the Kupol North Extension suggesting that an epithermal vein, if present, might be deeper. Assay results are pending for this drill hole as of November 16, 2007.

11.2.4 Offset Anomaly

One drill hole in 2007 (KWN07-006) tested a moderate magnetic low anomaly offset approximately 500 meters west of the main Kupol deposit magnetic trend (figure 11-5). Similar to the North Extension drill holes moderate to strong clay alteration was encountered under the ignimbrite volcanic cap rock and in the porous pyroclastic units. Narrow quartz, quartz-chalcedony and quartz-amethyst veining was encountered from 295 to 415 meters downhole. Partial assay results have been received to date (November 16, 2007) with 2.44 g/t gold and 66.8 g/t silver returned over an intersected width of 0.30m in a vuggy pyritic silicified zone. Similar styles of mineralization were encountered in the upper levels of the North Extension of the Kupol deposit on the Kupol license.

11.2.5 South Kupol

One hole in 2007 (KWN07-005) was collared on the east side of the Srediniy Kayemraveyem valley approximately 700m south of the southern boundary of the Kupol license (figure 11-5. The target was a potential southern extension to the Kupol 650 and South East Breccia zones within a magnetic low feature at the contact of the rhyolite and andesites. Assay results are pending; however, no significant veining or alteration was encountered in the drill hole. It is inferred that the Kupol structure could be offset north of the drilled section.

Drilling in 2007 on the Kupol West License did not produce any significant changes to the project area based on assay results received to date. Additional results are pending as of November 16, 2007.

Figure 11-5 Kupol West 2007 Drill hole location map (shaded area is Kupol license)



434000 mE
435000 mE
436000 mE
437000 mE
438000 mE
439000 mE
440000 mE
441000 mE
7417000 mN
7416000 mN
7415000 mN
7414000 mN
7413000 mN
7412000 mN
7411000 mN
7410000 mN
7409000 mN
7408000 mN
7407000 mN
7406000 mN
7405000 mN
KWN07-004
Star
KWN07-006
Offset
North Extension
KWN07-001
Kupol South
KWN07-005
N

Figure 11-6 Kupol West License – Kupol North Extension magnetic susceptibility map (red dots Kupol deposit drillholes, yellow dots Kupol West License 2007 drill holes)



0 0.5 1
kilometres
N
Star
KWN07-004
KWN07-006
Offset
KWN07-003
KWN07-001
KWN07-002
North Extension
Kupol Deposit
Kupol License boundary

Figure 11-7 Kupol West License – Kupol North Extension Schematic Section 7411450N (KWN07-002) (view looking north)



Magnetic susceptibility profile
KWN07-002
400 m
3.98 g/t Au, 118.2 g/t Ag over 0.7 m
200 m
0 100 metres
100 m
626 m
Section 7411450N

Andesite flow Andesite pyroclastic Basaltic-andesite ignimbrite

Zones of strong alteration Quartz vein and stringer zones

11.3 Logging Protocols

This section includes detailed information on the logging protocols used at the Kupol West and Kupol East projects in 2007, including:

- geological logging
- geotechnical logging

11.3.1 Geological Logging

Prior to 2007, geological logging and sampling was completed per Russian exploration norms with a detailed log book, including graphic log and assays, completed for each drill hole. A quick log for each hole was completed by the Project Managers and or responsible drill rig geologist. Detailed logging was conducted by university-trained, professional Russian geologists on paper forms.

In addition to lithology, color, grain size, structures (relative to core axis), the following geological characteristics are recorded in the geological log:

- Oxidation type, mineralogy, and intensity
- Mineralization (Pyrite, Chalcopyrite, Sulphosalts,Arsenopyrite, Visible gold)
- Alteration (Silicification, Carbonate, Propylitic, Argillic, Sericite-adularia)
- Vein texture
- Magnetism
- Structure and bedding

Most of the parameters were logged categorically, using integers of 0 (absent) to 3 (strong). Additionally, all the information that was codified or categorically logged was fully described in the text. The original logs also contain a graphical log.

11.3.2 Geotechnical Logging

The geotechnical core logging protocols as established in 2004 by Bruce Murphy, Senior Rock Mechanics Engineer, SRK Consulting for Bema Gold Corporation's Kupol Project were utilized for the Kupol West and Kupol East Projects.

Total core recovery, rock quality designation (RQD), rock strength, length of broken zone, percentage of weak rock and fracture counts for all were routinely recorded by geotechnicians. Predominant fracture orientations, fault attitudes, and fault gouge zones were recorded by the geologists in the detailed logs. In 2007 all core was photographed both dry and wet. The digital core photographs are named and stored in a logical and consistent manner.

11.4 Survey Data

The following section describes gridding procedure, topographical surveys, drillhole collar surveys, trench and channel sample surveys, and downhole surveys.

The official datum of the Kupol West and Kupol East Projects is WGS-84 59N.

11.4.1 Grid Work

Survey grids were prepared by Anyusk for detailed geophysical and geochemical surveys over various mineral occurrences on the Kupol East and Kupol West licenses. Lines oriented east-west were spaced 100m apart using a Russian T-30 theodolite and measuring tape. Sample sites spaced every 20m along the lines were located by binocular and measuring tape. Slope corrections were applied for angles greater than 3o. A Russian EV-1 clinometer was used for measuring angles. Grids were tied in to the national triangulation net using a theodolite.

In 2007 Garmin Map 76 GPS instruments were utilized to establish grid points. Wood pickets labeled with the line and station number were used for each station of the geophysical grids.

11.4.2 Topographic Surveys

The Kupol area is covered by Russian State non-classified topographic maps at 1:200,000 and 1:100,000 scale and by classified maps at 1:25,000 scale. An area of eight square kilometers around the Kupol deposit was surveyed in detail to create a 1:2000 scale map with two meter contour spacing. A survey control net, lain out in local grid coordinates with a classified origin, is tied to the regional survey control points. Most control points were shot in 2000; additional survey control points were added in 2003. The 2007 drill hole surveying on the Kupol West license was tied to these survey points. The Kupol East trenches and drill holes were tied to the local regional Russian control reference points.

Digitized and or registered (in *Mapinfo*) versions of the Russian State maps were utilized for mapping and topographic base control. Additionally, the GPS data collected in the course of traverses, geochemical and geophysical surveys was used as a rough base for some of the map areas, in lieu of more detailed topographic information.

11.4.3 Trench Surveys

Prior to 2007 all trenches were surveyed using a T-30 theodolite, chain and rod system and tied into the local and regional survey network.

In 2007, on the Kupol East license the start and end point of each trench and trench channel sample was surveyed as per the methodology outlined for Drill Collar surveying. For Kupol West, the start and end points of the trenches and trench samples were surveyed using the Garmin 76 Map GPS instrument and tape and compass.

11.4.4 Drillhole Collar Surveys

Prior to 2007 all drill hole collars were surveyed using a T-30 theodolite, chain and rod system and tied into the local and regional survey network.

In 2007 the Kupol East drill hole collars were surveyed in WGS-84 59N datum and the Kupol West drill collars surveyed in local grid (LG) coordinates and then converted over to WGS-84 59N datum in MapSource and or Mapinfo. The local grid (LG) system is the official datum for the Kupol Mine. For Kupol East GPS readings were taken at local and regional control points and the trenches and drill collars surveyed by establishing control outward from these control points. Because there is no accurate WGS-84 59N reading for the regional control points the

surveying of the collars and trenches are accurate relative to each other but have an error of + 5 meters (the accuracy of the GPS device) relative to real space.

All surveying was conducted by qualified Russian surveyors. Drillhole collar locations were preserved with four-inch PVC pipe branded with the drillhole name that was placed immediately after the drill rig pulled off the setup.

In 2007 surveys were performed using a Trimble total station device connected to an HP data collector. Survey point coordinates, expressed in either WGS-84 (Kupol East) or LG (Kupol West) were calculated automatically by the instrument. The drillhole collars were surveyed after completion of drilling.

11.4.5 <u>Drillholes Downhole Surveys</u>

Prior to 2007, downhole surveys were carried out only for the 2002 drilling, with survey readings recorded every 20m however the exact nature of the survey methodology is not known.

Downhole surveys in 2007 were conducted using a *Reflex Ez-Shot* survey instrument. Surveys were conducted within 25 meters of surface then either every 25 or 50 meters from there to the end of the hole depending on the variation in the azimuth amd dip as the hole progressed. Drillers conducted the surveys and recorded the results on a downhole survey form. Surveying was conducted while the hole was being drilled. Additional check or new surveys were conducted at closure of the hole as required. Survey information was recorded on information forms (slips) then all raw and corrected date entered into a downhole survey data spreadsheet prior to loading into the master database. A copy of the original data is kept with the original drill hole log and other data.

To convert from magnetic to local grid, the instrument azimuth reading was adjusted by -1.5 degrees, which was the declination (1°36' W) in 2007.

12.0 SAMPLING METHOD AND APPROACH

12.1 Soil Sampling

Two phases of historic soil sampling were completed by the Russian Anyusk Expedition, an initial regional scale phase on a 500 by 100m grid and a follow-up detailed phase on a 100 by 20m grid. Material was sampled from a depth of 10-15 cm below surface from the C-B horizon and in some cases A horizon.

In 2007 a similar methodology was used, with samples collected from the B-A horizon, and in some cases C horizon, depending on the depth to frost. All samples were bagged in kraft soil sample bags and dried in a secure "dry" tent prior to preparation. The temperature in the tent was maintained below 45°C to ensure stability of volatile elements.

12.2 Core Sampling

Per Russian standard practice prior to 2007 all drill core was not split. Whole core was sampled, with only reference specimens being retained. The core was not photographed. In addition, chip samples were collected randomly over lengths of up to 5m from unaltered and weakly altered rocks in trenches and drill holes. Such samples typically comprised of 250 to 300 grams of material.

In 2007 Kupol East quick logging was completed at the drill prior to movement of the core while at Kupol West the core was quick logged in the logging tent at camp. Quick logs act as a quick reference for the downhole geology and as a check on later detailed logging work. Prior to movement of the core boxes lids were placed and secured over the core. Core was flown within an MI-8 helicopter from Kupol East to the Kupol camp base facility once or twice a week. For the Kupol West drilling, core was delivered to the logging facility by skidder or truck. At the logging facility the core was laid out on the logging benches in the core tent or dead-stacked prior to the logging geologist taking possession. Detailed geological logging was completed in core tents by Russian geologists. The core was photographed by the logging geologist immediately after it was logged. Access to the logging tents was restricted to project personnel. Sampling intervals were determined, marked up, and tagged by the Russian geologists. The intervals were based on geology (lithology, mineralogy, texture, and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

The minimum sample length was 0.25 meters for HQ diameter core and 0.30 meters for NQ diameter core. Generally, the maximum sample length was one meter. Mineralized zones were bracketed by a minimum of one to three meters of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a white sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape.

Core to be sampled was delivered to the splitting shack and either taken inside or dead-stacked on pallets outside. Core was 2/3 split using a diamond saw; the remaining third was returned to the core box as a permanent record. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the core for both HQ- and NQ-sized samples. For samples of strongly broken core, care was taken to ensure a 2/3 split of the sample. This commonly involved the use of a metal divider and a spoon. The core was split in consecutive sampling order, from top of hole to the bottom. Field duplicate samples were created by cutting the 2/3 split into two 1/3 sections; both samples were sent for analysis.

The saw blade was cleaned on a regular basis using a dressing stone, and was cleaned after every sample that was well mineralized or contained visible gold. Fresh water was used at all times to protect against re-circulation contamination.

Samples were bagged and field blanks/reference standards were inserted into the sample stream by the geologists. The samples were assembled into batches of twenty, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

All core is stored deadstacked by hole in the Kupol core storage area. Lids are secured to the core boxes for all exposed core.

12.3 Trench Sampling

In general, samples of quartz vein, stockwork/sheeted vein zones, fault and altered wallrocks were collected over one-meter lengths in trenches and drill holes. Trench and core samples ranged from 0.2m to 1.2m in length. Trench samples were collected over a 10cm wide strip in bedrock excavated to a depth of 3cm.

Trench sampling followed the same sampling and quality control protocols as the cores. In excavated trenches, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across the sample channel to ensure that there was no sampling bias based on rock softness or fracture density.

12.4 Stream Sediment Sampling

Stream samples were collected from "heavy mineral trap" areas in active stream beds. Approximately 10 kg of -1mm sediment was collected at each sample site through sieving and discarding of the coarser fractions. Shovels, buckets and sieves were thoroughly cleaned before moving onto the next sample site.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Drill Core, Trench and Grab Sample Preparation and Analyses

Prior to 2007 the following protocols were followed by the Russia exploration teams:

Rock samples were dried, crushed, and ground using two jaw crushers, one roll mill and a disk grinder (Figure 13-1). Surface rock and core samples were analyzed by plasma emission spectroscopy ("emission approximate-quantitative spectral analysis") for 18 elements (Cu, Au, Ag, As, Sb, Pb, Sn, W, Mo, Zn, Bi, Co, Ni, V, Mn, Li, Ba, Be) at the Bronnitska Expedition laboratory. The accuracy, precision and reproducibility of the analyses were assessed internally and described as being satisfactory.

Samples from vein, veinlet zones, fault zones and strongly altered rocks were also fire assayed for gold and silver at the Anyusk State Mining and Geological Enterprise laboratory. The lower limits for fire assays are 0.5 g/t gold and 5.0 g/t silver. The reproducibility of fire assays were assessed internally and externally by assaying pulp duplicates.

In the case of the Prekup area, 195 pulp duplicates were analyzed from 1025 trench and core samples collected from Kupol (848) and Prekup (177) in 1999-2000. Thirty to thirty-five pulp duplicates were analyzed for each of the following six gold grade classes; <0.5 g/t, 0.5 -1.0 g/t. 1.1-4 g/t, 4.1-16.0 g/t, 16.1-55.0 g/t and >55.0 g/t. The standard deviation of the differences between "run-of-mine" and duplicate pulps was found to be significant for three gold grade classes, <0.5, 0.5-1.0 and 4.1 to16.0 g/t gold. Three factors were suggested to explain the lack of reproducibility of these analyses, the irregular distribution of gold, the significant amount of time that had passed between the assaying of "run-of-mine" and duplicate pulps (amount of time not stated) and the use of different batches of reagents for the two groups of assays.

External assaying of the same pulp duplicates by the Central Scientific-Reasearch Exploration Institute for Non-Ferrous and Noble Metals (TSNIGRI) Analytical Centre was also completed. Statistical differences were found in two gold grade classes, 1.1 to 4.0 g/t and 16.1 to 55.0 g/t. In the case of the second class, there were significant differences between analyses for only two of the thirty-three samples. The internal analyses for these two samples were nearly identical to the initial "run-of-mine" analyses, suggesting there were errors with the two external analyses.

Pre-2007 pulp samples are no longer available for check assaying.

Figure 13-1 Pre 2007 Sample Processing Scheme for Samples (Grab, Core, Trench) (after Sukhikh, 2002)

$Q=Kd^2$

Diameter, mm	Weight by formula, kg K=1.0	Actual weight, kg
50-60	2500-3600	0.2-16.0
8-10	64-100	0.2-16.0
3	9	0.2-16.0
1	1	0.2-16.0
0.074	0.006	0.2-16.0



Exploration sample Q=0.2-16.0 kg
d=1.0 mm
Crushing to d=8-10 mm
(large jaw crusher)
Crushing to d=3 mm
(small jaw crusher)
Crushing to d=1 mm (roll mill)
Screening d=1 mm
Sample Q=0.2-16.0 kg
d=1.0 mm
Weighing
9.6≤Q≤16.0 kg
0.2≤Q≤2.4 kg
2.4≤Q≤4.8 kg
4.8≤Q≤9.6 kg
dump
dump
Grinding to d=0.074 mm
(disk grinder)
Duplicate of exploration sample
Q=1.2-2.4 kg, d=1 mm
analytical sample
Q=0.2-2.4 kg, d=0.074 mm
Weighing
Duplicate of analytical sample
Q=0.6-1.2 kg kg, d=0.074 mm
Analytical laboratory sample
Q=0.6-1.2 kg, d=0.074 mm

For 2007, the following protocols were employed:

Due to the remote location of the Kupol East and Kupol West Projects and the difficulties with shipments of samples within and from Russia, the Chukotka Mining and Geological Company (a 75% owned subsidiary of Kinross Gold Corporation) Kupol Mine laboratory was utilized as the primary assay laboratory. The laboratory is comprised of a containerized field laboratory staffed by qualified Russian assayers and personnel. The Kupol laboratory underwent audit, review, and testing for Russian certification in 2005; this certification was granted in January 2006. The laboratory procedures and internal laboratory protocols were audited in 2003, 2004, 2005 and 2006 by B. Smee of Smee and Associates Consulting Ltd. (Sooke, BC) (Garagan and Cameron, 2006).

Non-laboratory personnel are prohibited from entering the laboratory areas except when accompanied by a laboratory manager.

Samples were received at the laboratory as follows:

- Samples were delivered to the laboratory by the sampling technician accompanied by a submission form signed by the geologist and the sampling technician.
- The submission form and samples were checked for accuracy and completeness.
- The samples were logged into the laboratory system.
- A laboratory technician signed the submission form, made a copy of the submission form and returned the original to the sampling technician.
- The samples were placed in a secure container prior to processing.

The sample preparation and assay procedure was as follows:

- All samples were dried in a locked, heated container, either within the sample bag or on a steel tray. Dried samples were transferred to the sample preparation area.
- In order to minimize potential contamination from run of mine samples Kupol West and Kupol East samples were prepared and assayed in discrete groups following thorough cleaning of all equipment and the preparation lab area by laboratory personnel.
- Each sample was crushed in a jaw crusher to 95% of minus 10 mesh (<2 mm) and then divided by a Jones riffle splitter into two one-kilogram samples. The first sample was preserved as a geological coarse reject that was stored in sealed plastic containers; the second sample was passed on for further processing. In 2005, the crushing procedure was modified to conform to Russian requirements. This involved the implementation of two crushing stages: In the first stage, the jaw crusher was set to 90-95% passing <2mm; and, for the second stage (second crusher) the jaws were set to >85% passing <1mm.
- The sample was pulverized to 90% minus 150 mesh (.005mm) in a LM2 bowl and puck pulverizer. The pulverized sample (pulp) was split into four 250-gram samples that were placed in paper sample envelopes. One pulp sample went for fire assay, one kept as a lab reject, and two were retained as geology duplicates. All pulps are stored in locked containers.
- A fifty-gram split of the pulverized sample was analyzed for gold and silver using standard fire assay techniques with a gravimetric finish. Detection limits for the Kupol Laboratory are 0.1 g/t for gold and 0.5 g/t for silver.

For each twenty samples, additional samples were created from both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications.

All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples and after samples with visible gold or strong mineralization.

13.2 Soil Samples

Soil samples collected by Russian exploration groups prior to 2007 were screened to <1mm after being dried. Dried screened samples would weigh at least 200g. Samples were analyzed by plasma emission spectroscopy ("emission approximate-quantitative spectral analysis") for 18 elements (Cu, Au, Ag, As, Sb, Pb, Sn, W, Mo, Zn, Bi, Co, Ni, V, Mn, Li, Ba, Be) at the Bronnitska Expedition laboratory. Quality control samples were inserted into the sample stream in order to assess the accuracy, precision and reproducibility of the analyses. For example, of the 436 samples collected at Prekup in 1999 twenty-six were QC samples. This internal validation described the analyses as being satisfactory.

All soil samples collected in 2007 were sieved to -80 mesh prior to shipping to *ALS Chemex*, Perth, Australia, for analyses. Clay rich samples were crushed to <-2 mm prior to sieving. Contamination reduction protocols were followed during the sample processing, which included thorough high pressure air washing off all equipment between each sample and rhyolite blank cleaning of the crusher every twenty samples. Blanks and geochemical standards were inserted every 40 samples. Commercially available geochemical standards from *RockLabs*, NewZealand and *CDN Resource Laboratories Ltd.*, Delta, BC Canada were utilized. Soil samples were bagged into groups of 40 samples placed in plastic sample bags and sealed into plastic buckets and shipped to ALS Chita, Russia, for export to ALS Chemex in Perth, Australia, for ICP-MS 50 element ultra trace analyses and Au by aqua-regia digestion, extraction and graphite furnace AAS. Any samples assaying greater than 1000 ppb will be re-assayed by standard fire assay technique. At time of reporting (November 16, 2007) all soil samples were still in Russia, stored in a secure warehouse, pending shipment to Australia for analyses.

13.3 Stream Sediment Samples

All stream sediment samples were dried in metal pans prior to sieving to -80 mesh. Protocols similar to the soil sample preparation and drying were followed during all sample handling and sieving to minimize the chance of cross sample contamination. If the final sieved sample weighed in excess of 200 g the sample was split using a Gilson splitter with approximately 100 g retained in a pulp envelope. The stream sediment samples were grouped in with the soil samples, placed in plastic bags, sealed into plastic buckets and shipped to *ALS Chita*, Russia, for export to *ALS Chemex* in Perth, Australia, for ICP-MS 50 element ultra trace analyses and Au by aqua-regia digestion, extraction and graphite furnace AAS. Any samples assaying greater than 1000 ppb were re-assayed by standard fire assay technique. At time of reporting (November 16, 2007) all stream sediment samples were still in Russia, stored in a secure warehouse, pending shipment to Australia for analyses.

13.4 Quality Control

13.4.1 Field Data

The field quality control program for 2007 included the insertion of standard reference material (standards) to monitor accuracy, coarse blank material (blanks) to monitor contamination and sample mix-ups, and field duplicates (duplicates) to monitor precision. This program was used for drill core, trench, soils, stream sediment and rock samples.

The performance of quality control samples was monitored on a daily basis as the results were received. The results were accepted or rejected based on criteria established at the beginning of the program (table 13-2).

Table 13-1 Criteria for Rejection of Assay Lab Batch Analysis

	Sample Type	Rule
1	Standard	If the assay result is greater than three standard deviations from the mean value then the lab batch is a failure and is re-analysed. This tests lab accuracy.
2	Standard	If the results for two adjacent standards in two batches are greater than two standard deviations from the mean value, on the same side of the mean, then the lab batch fails and is re-analysed. This identifies lab bias.
3	Blank	If the result is greater than the warning limit established for the Blank then the sample is deemed a failure; the warning limit is 0.5 g/T gold. This identifies sample contamination and sample mix-ups at the lab.

If quality control sample failures are identified, the lab batch data was rejected and withheld from the project database until the cause for the failure was determined or the samples were re-analyzed and the new results accepted based on new quality control data (Appendix 2). Requests for re-analyses were made immediately. The results were charted monthly (Appendix 3).

To date (November 16, 2007) approximately 70% of the Kupol East and 30% of the Kupol West 2007 results have been received validated and passed. As of November 16, 2007, there are 136 sample spending rerun for Kupol East and 33 samples pending rerun for Kupol West.

No sample results have been received to date from external check laboratories (*ALS Chemex* and Magadan Geology).

Assay data and all quality control processes were performed and stored within an Access-based application designed and programmed by V. Park, P.Geo, and J.Smith, P.Geo.. The quality control program is the same as utilized for Kupol Project from 2003 through 2006 with the protocols and programs audited by B. Smee (Smee and Associates Consulting Ltd) during that time period. He concluded that the field quality control program is producing data that meets or exceeds the requirements of NI 43-101 and is of a quality suitable for inclusion in resource

estimations. The 2007 program has not been audited to date because all lab data for the 2007 program has not been received as of November 16,2007

13.4.2 Standard Reference Material

In order to monitor the accuracy of the laboratories, several gold reference standards, covering a range of grades, were purchased from CDN Resource Laboratories (CDNRes, Canada) and ROCKLABS (RL, New Zealand). The gold concentrations for these standards range from 0.0798 g/T to 33.50 g/T. The standard samples are not blind to the laboratory; however, the large number of different samples, some with very similar gold grade, help prevent the laboratory from guessing at values.

In 2007, nineteen standards were used in the quality control program. The accepted values for each are summarized in Table 14.3.

Table 13-2 Field Standard Reference Samples Used in 2007

STDName	Source	AuMean	Au95ConfLev	Au2SD	Au3SD	AgMean	Ag2SD
GS-3A	CDN Resource Laboratories	3.16		0.26	0.39		
GS-5	CDN Resource Laboratories	20.77		0.91	1.365		
GS-5A	CDN Resource Laboratories	5.1		0.27	0.405		
GS-8	CDN Resource Laboratories	33.5		1.7	2.55		
GS-9	CDN Resource Laboratories	1.75		0.14	0.21		
GS-11	CDN Resource Laboratories	3.4		0.27	0.405		
GS-12	CDN Resource Laboratories	9.98		0.37	0.56		
GS-14	CDN Resource Laboratories	7.47		0.31	0.465		
GS-15	CDN Resource Laboratories	15.31		0.58	0.87		
GS-20	CDN Resource Laboratories	20.6		0.67	1.005		
GS-30	CDN Resource Laboratories	33.5		1.4	2.1		
SI-15	RockLabs	1.805		0.134	0.201	19.68	2.04
SN-16	RockLabs	8.367		0.434	0.651	17.64	1.92
SP-17	RockLabs	18.125		0.868	1.302	59.16	5.3
SQ-18	RockLabs	30.49		1.76	2.64		
OxA26	RockLabs	0.0798	0.0056				
OxD27	RockLabs	0.416	0.025				
OxC-44	RockLabs	0.197		0.013	0.026		
OxA-59	RockLabs	0.0817		0.0104	0.0156		

The CDNRes standards of 75 grams came in individual Kraft paper envelopes. The RL standards of 75 grams came as individual plastic wrapped sachets. The standards were composed of pulverized material. Each standard except is certified with an accepted mean as obtained through a round robin assay program with the exception of standards OxA26 and OxD27. The later two samples were only used for the soil and stream sediment geochemical sample programs.

For rock, trench and core samples the standard samples were inserted into the regular sample stream at a ratio of 1:20, according to a predetermined schedule based on the geological sample number. For geochemical samples the insertion frequency was 1:40. Samples submitted to external check laboratories (*ALS Chemex* and Magadan geology) employed the same QA/QC ratios. Results are pending for these outside independent laboratory checks.

13.4.3 Field Blanks

In order to monitor contamination and sample mix-ups, field blanks composed of non-auriferous rhyolite derived from the north end of the Kupol property were inserted into the regular sample stream. The blank is composed of coarse material. Blanks were inserted at a ratio of 1:20 for rock, core and trench samples and 1:40 for geochemical samples and after samples that displayed good mineralization or visible gold. For the geochemical samples a sample blank sourced from *Rock Labs* was utilized.

The results are shown in Appendix 3.

13.4.4 Field Duplicates and Precision

In order to monitor the precision of the laboratory, duplicate samples were inserted into the sample stream at a ratio of 1:20. Additional duplicates of well-mineralized samples were also inserted. The field duplicate was created by dividing a two-third core split lengthwise into two one-third splits. The remaining third of core remains in the box as a permanent record of the core.

Duplicates assays from laboratory batches are not failed unless they are significantly different from each other or there was any other reason within the same analytical batch to suspect either a sample mix-up or analytical error. Several batches were rerun in 2007 where the difference in duplicate values was deemed too large. See Appendix 3.

13.4.5 Laboratory Duplicates and Precision

Two additional duplicate samples per twenty samples were collected by the laboratory, during the sample preparation process. A preparation (prep) duplicate was split from the main sample after crushing; a pulp duplicate was an additional fifty gram split from the same 250-gram split used for the original assay. These samples are part of the laboratory quality control to show the degree of sampling error that is present in the preparation and analytical process and to evaluate the precision.

13.5 External Check Laboratories

Magadan Geology, a Russian certified assay laboratory located in Magadan, Russia and *ALS Chemex*, Perth, Australia, an internationally certified laboratory, are the designated independent external check laboratories. The Russian laboratory satisfies the requirements for Russian reporting purposes.

The same quality control and quality assurance protocols and QA/QC insertion ratios are followed for monitoring the external check labs.

To date (November 16, 2007) no sample results have been received from either external check laboratory.

13.6 Security

No description is given in the Russian literature on sample security employed prior to 2007.

The Kupol laboratory is a secure facility with only authorized personnel permitted in the laboratory. Exploration samples are stored in a secure container or within the lab prior to analyses.

Samples for export to external check labs are collected by the Kupol laboratory staff and placed in a plastic bag then plastic bucket and the bucket sealed. The samples are then shipped via the Kupol Mine warehouse to Magadan, Russia, for forwarding to Magadan Geology and or ALS Chemex, Chita, Russia. ALS Chemex employs a secure chain of custody when shipping samples to their Perth, Australia laboratory. Sample shipment and exportation documents accompany each shipment for clearance by the Federal Security Sevice (FSB) of Russia. The external labs have been notified to report any tampering of samples evident upon receipt of the samples.

14.0 DATA PROCESSING AND DATA VERIFICATION

14.1 Data Processing

All available historic digital data was compiled by Vivian Park, P.Geo, into a single *Microsoft ACCESS* database for the two projects. Compilation included the transformation of data from the local grid systems into the standard WGS84 (North 59) coordinate system. Transformations were accomplished using a combination of *MapInfo* and *ACAD* using a comparative data set referencing the coordinates for known points.

No specific data verification procedure is mentioned in the Russian literature for data collected prior to 2007. B2Gold Corp. validated all 2007 field data entry by comparison of hard copy of the data entry versus the original data.

Validation of the historical anomalous rock and stream geochemical and magnetic data was carried out by Bema Gold in late 2006 and B2Gold Corp. in 2007.

Geochemical and assay databases were initially prepared using *Microsoft Excel 2000* and later using *Microsoft ACCESS* (Zagoskin, 2006).

Soil geochemical spreadsheets included sample numbers, X (easting) and Y (northing) co-ordinates in meters and analytical results for 18 elements. The southwestern corner of the detailed soil grids was used as a base point set at X=1000, Y=1000.

Trench and core sample databases included sample numbers, their weight, type of sample (trench channel, drill core, chip), their co-ordinates (X, Y, Z), length of sampled interval, lithological description and results from analyses for 18 elements.

Microsoft Excel and *Gold Digger* were used to assess distributions and calculate statistical parameters for various elements. Maps outlining geochemical anomalies were prepared using Corel Draw while geophysical maps were prepared using Surfer 32.

The Russian data was not compiled into a single data base but kept within a large number of discrete spreadsheets and "databases".

14.2 Data Verification

One of the primary missions of the B2Gold exploration programs on the Kupol East and Kupol West licenses has been the verification of the pre-B2Gold exploration data. The discussion presented in this Technical Report largely documents these efforts. All of the properties are very early stage exploration properties, some with no more than geochemical and/or geophysical anomalies as guides for further exploration.

The author of this report visited several of the target areas on each of the licenses in the company of the geologist(s) responsible for B2Gold's exploration programs. Historical trenches were examined, with inspections of the mineralization and discussions of the target concepts currently under consideration. Based on the author's experience with epithermal precious metal deposits, including Kupol, each of the prospects exhibited characteristics that are permissive for the occurrence of epithermal precious metal mineralization.

Verification sampling was not carried out by the author for several reasons. First, it is very difficult, if not impossible, to take hand samples out of Russia. Secondly, the geological observations made by B2Gold and the author substantiate the target concepts. In systems such as the ones being explored at Kupol East and West, the occurrence of gold in the samples may be incidental to the prospectivity of a particular vein or vein/stock works target. In other words, if a hand sample were taken and assayed, with negative results for gold, it is possible that this would not be a discouraging result, as the epithermal systems are vertically zoned and nuggety by their nature. B2Gold is interested in investigating these mineral systems where trace quantities of gold can be significant and where trace element geochemistry can be the guide to future successful prospecting. B2Gold is attempting to export soil samples for trace analysis from the 2007 exploration campaign.

The author has visited the target sites, examined core in the field and has reviewed core photos from the 2007 drilling campaign, as well as, the B2Gold interim exploration results. The verification requirements of NI 43-101 have been fulfilled.

15.0 ADJACENT PROPERTIES

The Kupol West license surrounds the Kupol license (figure 7-1) within which the Kupol deposit is hosted. The Kupol Mine is currently under construction, with a capital cost estimated to be in excess of $450 million. Production is scheduled to commence mid 2008. Chukotka Mining and Geological Company (74.99% Kinross Gold Corporation and 25.01% Chukotka Unitary Entity) owns the Kupol Mine and is a joint venture partner with B2Gold in the Kupol West and Kupol East licenses.

Based on the May 25th, 2006, Bema Gold Corporation news release the current mineable reserves at Kupol are as summarized in the table below:

Table 15-1 Kupol Deposit Open Pit and Underground Probable Reserves

Source	Tonnes	Gold Grade g/t	Contained Gold ounces*(2)*	Silver Grade g/t	Contained Silver ounces*(2)*	Reserve Category
Open Pit*(1)*	1,425,700	20.4	937,000	193	8,854,000	Probable
Underground	6,799,500	16.1	3,509,000	208	45,372,000	Probable
Total	8,225,200	16.8	4,446,000(3)	205	54,226,000	Probable

(1) Contained metal estimates remain subject to process recovery losses.
(2) Open pit mineral reserves are reported at a cut-off grade of 3.5 g/t gold. Underground mineral reserves are reported at a cutoff grade of 6 g/t gold.
(3) Probable mineral reserves are calculated using in situ Indicated resource material using expected mining dilution of 22% and mining recovery of 96%.

In addition to the above Probable Mineral Reserve, the Kupol project contains an Inferred Resource of 3.9 million tonnes at 13.7 g/t gold and 177 g/t silver containing 1.7 million ounces of gold and 22.2 million ounces of silver. Both the reported Reserve and Resource have been prepared in accordance with National Instrument 43-101 guidelines. Don Cameron, Licensed Geologist, Chief Operations Geologist, Kinross Gold Corporation, is the Qualified Person for reporting of the Reserve and Tom Garagan, P.Geo, Senior VP Exploration, B2Gold (formerly VP Exploration Bema Gold Corporation) is the Qualified Person for the Resource reporting.

The new reserves were calculated assuming a $400 spot gold price and a $6 spot silver price using the mine plan and costs as outlined in the June 2005 Feasibility Study (Garagan and Stalhbush, 2005). The projected mine life for Kupol based on the current reserves is 8.5 years. Based on the 2005 Feasibility Study, the Kupol Mine is projected to produce an average of more than 550,000 ounces of gold annually, for the first 6.5 years, with operating cash costs of $47 per ounce and total cash cost of $88 per ounce (net of silver credits at $6.00 per ounce).

A detailed description of the Kupol deposit can be found by referring to the Technical Report by Garagan and Cameron (2006). Additional details on the Kupol Feasibility Study can be obtained by consulting Garagan and Stahlbush (2005).

The Kupol vein system has been drilled on the Kupol license to within 40m of the northern boundary of the Kupol system (see section 11.1.1 of this Technical Report) and remains open to

the north onto the Kupol West license (figure 15-1). Drilling by Bema Gold Corporation in 2006 identified a new zone, the 650 zone, in the southern portion of the Kupol license. The zone has been tested to with 425m of the southern boundary, with the southern most holes encountering moderate to strong clay, sericite and adularia alteration and thick rhyolite dikes but no significant mineralization. The strong alteration and presence of rhyolite dikes indicates the potential for continuation of the Kupol structure to the south.



Kupol West License
Kupol License
NORTH EXT.
North Fault
NORTH
Premole Fault
CENTRAL
MILL SITE
BIG BEND
4.6 km
Road
KUPOL MAIN ZONE
SOUTH
TAILING
SOUTH EXT.
650 ZONE
VTORYI I
DAM
VTORYI II
SE BRECCIA ZONE
LEGEND
Vein
Vein - Projected to Surface
Vein Float - Gold Geochem
2006 DDH
Fault
KUPOL DEPOSIT, Russia
2006 Drillhole Location Ma
Kupol West License
0m
500m

Figure 15-1 Kupol Deposit outline showing location of drill holes, infrastructure and vein outline.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Two surface bulk samples of 129 and 79 kilograms were collected from two trenches, 150m apart, on the main vein at Prekup in 2000. Each sample was collected along a 10cm wide and 3 cm deep channel sample across the full width of the vein. One sample was sent to Moscow but was never processed due to the apparent lack of positive exploration results from the 2000 field season. It remains stored at a warehouse of the Bronnitskaya Expedition, Russia. The other sample was never processed and is being stored by Anyusk. There have been no mineral process and metallurgical tests conducted on material from any of the other described occurrences.

17.0 MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

No National Instrument 43-101 compliant Resources or Reserves have been outlined on either the Kupol West or Kupol East licenses.

18.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information required for disclosure in this NI 43-101 Technical Report.

19.0 INTERPRETATIONS AND CONCLUSIONS

Detailed work by the Russian company "Anyusk Sate Mining and Geological Company" between 1999 and 2004 identified a number of mineral occurrences proximal to the large Kupol low-sulphidation epithermal gold-silver vein deposit. This work defined three continuous quartz veins systems at the Prekup, Dublon and Moroshka areas. In addition two areas of anomalous soil geochemistry with altered and weakly veined host rocks were identified at the Tokai and Avgusteishiy areas, and four areas of anomalous soil and rock float geochemistry at the Dubonnet, Bazisniy, Moroshka West and Khmuriy areas.

Exploration completed in 2007 by B2Gold Corp. included 25 drillholes and 36 trenches as well as ground magnetics and apparent resistivity, mapping, surface sampling, and soil and stream geochemistry. Results are still outstanding for trench, drill, soil, stream sediment and surface samples. Results received to date have not identified any significant gold mineralization on the property and the material nature of the Kupol East and West Licenses has not changed since the authors visit in July of 2007.

Based on a review of the interim results from the 2007 field programs including a review of detailed core photographs from the 2007 drill program, Gustavson concludes that no significant changes are evident on the Kupol East and West Licenses from the project status at the end of July, 2007. Further interpretive work awaits receipt of final 2007 results. Significant delays in receiving geochem analysis are due in part to the restricted use of the active Kupol Laboratory and permitting delays in sending the geochem samples collected in 2007 offshore to ALS Chemex in Perth Australia. The Kupol East and West licenses remain prospective for the discovery of precious metal mineralization. The exploration results preliminarily confirm B2Gold's geological exploration concepts for epithermal mineralization on the Kupol West and Kupol East licenses. Gustavson agrees with the following conclusions drawn by B2Gold geologists.

19.1 Kupol East

19.1.1 Prekup

Drilling in 2007 on the Prekup target tested 200m of strike length on the Prekup vein with eight drill holes. The drilling indicates that the Prekup occurrence is more a broad zone of intense silicification and brecciation than a discrete fissure vein, like that seen at the Kupol deposit. Veins and stockwork zones are present at Prekup but are not well developed. Crustiform and colloform vein occurrences are rare as are the presence of sulphosalts. While the vein system is not well developed the hydrothermal system at Prekup has been shown to be very robust with a broad envelope of strong silicification, clay, and or sericite alteration encountered in the drilling. The system strikes for in excess of 1.1 km based on the drilling, trenching, geochemical sampling, vein float location and geophysical signature. The presence of localized zones of significant precious metal concentrations and confirmation, through Russian scientific studies, of the presence of adularia indicates an active boiling hydrothermal system. All drillholes encountered strong jarositic alteration in the upper levels of the occurrence indicative of acid conditions likely due to boiling at depth and later acid draw down during cooling and depressurization of the epithermal system. On the basis of the drilling conducted to date over a limited strike length and depth it is hypothesized that the drilling has been concentrated on the

upper levels of the epithermal system and deeper drilling is required, within the core of the prospect and along strike, to properly test the potential of the Prekup Prospect.

Drilling in 2007 confirmed the continuity of the hydrothermal system but results were not encouraging and no significant change in the prospect is evident from the 2007 work. Assay results are still pending for seven of eight holes.

19.1.2 Tokai

Nine drillholes and ten trenches were completed during the 2007 field season on four target areas on the Tokai Prospect. In summary, the Tokai area consists of a series of sub-parallel northwest trending zones of alteration with mm to cm scale quartz veinlets of predominantly east-west strike on the order of a few hundred meters exposed in upland areas in the northern and southern portions of the Tokai grid. Both areas have a very strongly anomalous gold, silver and arsenic soil geochemical signature. The presence of a broad zone of propylitic alteration and more restricted zones of clay, sericite and silica alteration indicates the potential to locate a significant mineralized zone in the area. It is believed, based on the wide dispersions of veining in the area, and the alteration and geochemistry that the drilling in the area was likely too shallow and therefore may have only tested the upper portions of an epithermal system. The system may coalesce with depth into wider and stronger mineralized structures. Surface mapping, trenching and drilling to date has not located a strong controlling structure within the region.

No significant change in the prospect is evident from the 2007 work. Assay results are still pending for the Tokai North drilling.

19.1.3 Other Zones

Additional mapping, prospecting, trenching and drill were completed on the Kak, Fox and KBB zones. These zones will be evaluated pending receipt of final results for 2007.

19.2 Kupol West

19.2.1 Kupol North

Five (5) holes were drilled in 2007 on the Kupol North Extension area designed to test magnetic anomalies similar to those associated with the Kupol Deposit located further south. Drilling tested three magnetic features over a strike length of 5.5 kilometers and intersected favourable epithermal style argillic alteration however no significant vein zones (>0.70 m) were intersected. Final assay results are still pending for the Kupol North drilling. Results received to date and geologic observations suggest that future drilling should target deeper in the volcanic stratigraphy.

19.2.2 Dublon

Six drill holes totaling 442 meters and nine trenches totaling 2,431m by the Anyusk State Mining and Geological Enterprise have tested the Dublon area. This work coupled with mapping and geochemical sampling has defined a broad zone of altered and veined rhyolite ignimbrite tuff which strikes roughly north-northwest for in excess of 1,000 meters. The alteration is principally

comprised of silicification with local areas of sericitization accompanying the silicification. Historic sampling and drilling indicates the zones of intense silcification are anomalous in gold and silver but generally low grade. The alteration and veining while occurring in an apparent structural corridor is primarily restricted to the rhyolite ignimbrite and historic drilling indicates the ignimbrite and alteration are conformable with the intense silicification and veining shallowing at depth to approximately 30°, with a dip to the west. The strong alteration zone at Dublon is impressive, attaining a width in excess of 130 meters in the central part of the zone, indicating a strong hydrothermal system was present; however, drilling to date has failed to encounters significant precious metal values. The style of veining and presence of galena in the system suggests that the system maybe a higher temperature than the primary target epithermal vein system. Sample results for the area are pending as of November 16, 2007.

19.2.3 Left Dublon

Mapping in 2007 identified a 50 metre wide stockwork zone of polymetallic veining. Previous sampling of the zone returned low grades in channel samples and grades to 8.6 g/t gold with 314 g/t silver in grab samples. Apparent resistivity surveying of the zone outlined a reistivity high associated with the zone which strikes southwestward to approximately 450 metres. Channel and grab sample results from the zone are pending.

19.2.4 Avgusteishiy

The Avgusteishy occurrence consists of two areas of anomalous soil geochemistry on the Kupol West license with accompanying silicification, quartz-sericite alteration and local quartz veining, Avgusteishy North and Avgusteishy South. Mapping in 2007 has further refined the geology of the area and indicated the presence of extensive zones of propyltitic alteration within which are more localized zones of silicification with stockwork to sheeted veining. Alteration and mineralization is wide spread on the property with the mapping confirming the historical geochemical sampling gold, silver, lead, copper and zinc anomalies. Assay results for most of the sampling in the area are pending.

The presence of broad alteration zones, polymetallic zonation and linear silicified zones suggests that Avgusteishiy maybe be underlain by a porphyry system. However, no true porphyry style veining has been identified and the historic magnetic and resistivity surveying have not defined any distinctive porphyry stocks. No significant zones of focused mineralization have been defined to date. Work to date indicates the Avgusteishiy prospect is not prospective for epithermal style mineralization.

19.2.5 Dubonnet

The Dubonnet prospect was covered by magnetic surveys, soil geochemical sampling and 1:5000 mapping in 2007. Nine trenches were excavated on the zone with trench locations dictated by historic geochemical sample results, quartz float sampe locations and magnetic anomalies. Soil sample and much of the grab sample results for the area are pending. Partial results received to date have failed to return significant gold or silver values. The style of veining located in the Dubonnet area to date is not of an epithermal character.

19.2.6 Moroshka West

The potential source areas for the gold, silver, arsenic, antimony, mercury stream sediment anomaly emanating from the Moroshka West basin was covered by a combination of geological mapping, soil geochemical and stream sediment geochemical sampling, ground magnetic and apparent resistivity surveying in 2007. No significant veining was discovered during the mapping program. Soil sample results are pending. All work will need to be correlated in order to determine the optimum location for drill targets.

19.2.7 TB2

The TB2 area was mapped and covered by ground magnetic surveying in 2007. Small zones of banded silicification (possible sinter) were located but prospecting failed to locate significant strike or width potential to these zones. No significant veining or vein float was located in the basin area. Strong gossan zones within the basin are associated with limonite and goethite rich zones associated with pyritic chloritic alteration zones. Strong arsenic and zinc stream sediment anomalies emanate from the gossan areas. Mapping indicates that at least the northern part of the TB2 area is at a higher stratigraphic level than the Kupol area.

19.2.8 Bazisniy

Mapping of the Bazisniy area has located two prominent north-northeast mineralized trends. The trends are comprised of coarse grained, comb textured quartz and quartz carbonate veins and jasper in zones to 3.5m width. Vein style is not indicative of epithermal veining. Sample results for the area are pending.

20.0 RECOMMENDATIONS

Exploration by the Russian Geologic Expeditions in the vicinity of the Kupol deposit pre-2007 and during the summer of 2007 by B2Gold have generated a series of targets that require further exploration. In light of the preliminary nature of the exploration on both the Kupol West and Kupol East licenses a modest drill program is proposed for each license. The majority of the drilling should be conducted while the tundra is still frozen to minimize the exploration footprint.

The proposed budgets for the licenses are outlined in table 20-1 below.

Table 20-1 Kupol West and Kupol East 2008 Exploration Budget

		Kupol West		**Kupol East**
Drilling	6000 m	**$2,121,100**	3000 m	**$764,241**
Trenching	*>1000m³*	**$81,734**	>1000m³	**$71,862**
Assaying		**$255,229**		**$294,607**
Geology (including fuel and capital)		**$1,749,899**		**$1,836,795**
Logistics		**$536,817**		**$590,140**
G&A Support		**$374,709**		**$194,258**
		$5,119,488 USD		**$3,751,903USD**

The total projected expenditure commitment for both Kupol West and Kupol East are $8,871,000 USD in 2008 and $7,500,000 USD in 2009 for aggregate expenditures of $16,371,000USD. B2Gold's share of these expenditures is 50%. The expenditures are contingent on exploration success, primarily supporting diamond drilling and trenching.

The author considers this level of expenditure to be adequate for carrying the various targets forward, as appropriate, toward development, following the 2007 exploration programs.

In light of the budgeted work program and the harsh arctic conditions resulting in a field season that lasts for only 5 to 6.5 months (mid-March to the end of September), the following recommendations are be made for the various targets and occurrences on the Kupol East and Kupol West licenses for the 2008 field season based on the partial results received as of November 16, 2007.

20.1 Kupol East

20.1.1 <u>Prekup</u>

On the basis of the intensity of silicification, sericite, acid sulphate (jarosite) and clay alteration, it is concluded that only the upper levels of the hydrothermal system have been tested to date. Further drilling is recommended at Prekup, testing the vein system at depth and along strike. In particular, the main dilatant zone needs to be drilled to in excess of 250m below surface and the vein tested to the south toward the Ozerninskaya caldera low. In areas of geophysical and

geochemical anomalies with no vein float, it is recommended that shallower holes be drilled with a Russian SKB-4 drill to locate the main structure prior to drilling the deeper, more expensive, holes. It is also recommended that the Prekup area be mapped in detail and old trenches cleaned and re-sampled to both confirm old results and provide a better geological understanding of the vein system.

20.1.2 Tokai

It is believed, based on the wide dispersions of veining in the Tokai area, and the alteration and geochemistry that the drilling in the area was likely too shallow and therefore may have only tested the upper portions of an epithermal system. The potential exists that the system may coalesce with depth into wider and stronger mineralized structures. This hypothesis should be tested by several angled holes, each in the northern and southern upland areas of Tokai. These holes would have to be 250 to 400m in depth. In particular, it is recommended that the vein intersection in hole KT07-008 be followed up along strike and at depth. To aid in drill hole spotting a program of more detailed mapping, trench re-sampling and further trenching is recommended.

20.1.3 Kak Target

Drilling and trenching of the Kak target have failed to return significant results to date. This prospect is relegated to a lower priority target for 2008.

20.1.4 Killer Bunny Target

The following work is recommended for 2008:

1. More detailed geological mapping at 1:5000 or 1:2500 to aid in better defining targets for trenching.
2. Soil geochemical surveying over the alteration, vein breccia and hydrothermal breccia areas defined in the 2007 mapping program. The grid is to be oriented northwest with 700m long lines spaced at 200m intervals over 1.8km strike length with sample spacing of 20m along lines.
3. Trenching on the quartz breccia zone and other zones. Actual locations to be determined once all rock geochem results are received in late 2007 –early 2008.

20.1.5 Ozerninskaya Caldera

In order to help discern the prospectivity of the broad, strong, magnetic low associated with the north "rim" of the Ozerninskaya caldera, a geochemical grid is proposed. One kilometer lines are to be spaced at 250m intervals with samples collected at 25m intervals along the lines.

20.2 Kupol West

20.2.1 Kupol North

On the Kupol North Extension a series of holes are proposed to test the area at a variety of depths. It is recommended that the initial holes should scissor hole KWN07-002, drilling at 090° azimuth, to test if the vein system dips to the west. The first hole should be drilled shallower than KWN07-002 and if not successful the second hole undercut KWN07-002. The first hole

should be allowed to continue east from the western vein system to test a deeper level under the main magnetic target stringer zones and under the strong alteration encountered in the 2007 holes.

On the Star and Offset targets it is recommended that new holes target 100 to 150 meters deeper than the 2007 holes. Initial holes should test along strike from the 2007 holes rather than at the same location. For the Star target it is recommended that holes be spaced at approximately 500 meter intervals along the trend, testing the stronger magnetic lows first. Also, a single hole is recommended to test the magnetic low west of the principal Star trend.

One or two holes are recommended to test the strong magnetic low situated between the Kupol North Extension and Offset targets. It is possible that this low represents a cross over vein structure.

20.2.2 Dubonnet

Trenches started in 2007 but not finished will be completed, mapped and sampled. Additional work in the area is contingent on the pending soil sample results.

20.2.3 Avgusteishy

Trenches started in 2007 but not finished will be completed, mapped and sampled. Additional mapping and trenching over the alteration zones defined in the 2007 mapping program is required to help define targets.

20.2.4 Moroshka West

Selection of drill targets on the Moroshka West area will be based on the pending soil sample results. Contingent on soil sample results, three to four holes are proposed. Initial holes will likely be fairly shallow, testing for structure, and followed up with deeper holes. Infill soil sample lines will be completed pending 2007 soil results.

20.2.5 TB2

Two to three holes are proposed to test the northern part of the TB2 area. It is proposed that the first holes should test one of the north-northwest trending magnetic low at the Premola fault. The initial TB2 holes are to test for the presence of alteration and structure.

20.2.6 Other

An additional magnetic survey is proposed over portions of the Kupol West license as an aid in locating structures and zones of potential alteration. The Khumriy area, between Kupol South and Avgusteishiy, will be surveyed first in order to try to discern the location of the southern continuation of the Kupol structure. Additional magnetic coverage will be added over the river valley in the northeast corner of Avgusteishiy in an effort to locate a continuation of the silicified zones which returned high grade silver in grab samples.

21.0 REFERENCES

Alekseenko, E.V. (2007): Project on prospect-evaluation survey within the Kupol East license area for the period from 2007 to 2011, prepared for the Ministry of Natural Resources of the Russian Federation, Federal Subsurface Use Agency of the Chukotka Autonomous Okrug, Chukotka Mining and Geological Company

Corbett, G, J., (2004): Epithermal Au-Ag – The Magmatic Connection Comparisons between East and West Pacific rim. The Ishihara Symposium: Granites and Associated Metallogenesis, Geoscience Australia. http://www.aig.asn.au/aigjournal/pdf/2002/Corbett%202002-01.pdf

Garagan,T, Cameron, D., (2006): Technical Report on the Kupol Project, Chukotka Okrug., Russian Federation, November 30, 2006. Posted on SEDAR.

Garagan, T, Stahlbush, F., Crowl, W., (2005): Technical Report Summarizing the Kupol Project Feasibility Study, Chukotka Okrug., Russian Federation, July 4, 2005. Posted on SEDAR.

Kravtsov, V.S., Bely, V.F., Volkov, A.V., Alekseev, V.Y., Sidorov, A.A., I.N. Tomson, 2005, Regional Geological and Structural Position of the Kupol Gold-Silver Deposit (Chukotka), Doklady Academii Nauk, 2005, Vol. 404, No. 2, P. 216–219

Pavluk, V.M. (2007): Project on prospect-evaluation survey within the Kupol West license area for the period from 2007 to 2011, prepared for the Ministry of Natural Resources of the Russian Federation, Federal Subsurface Use Agency of the Chukotka Autonomous Okrug, Chukotka Mining and Geological Company

Sukhikh, S.I. (2002): Report on Prospecting and Exploration at the Prekup Occurrence, prepared for the Russian Federation Ministry of Natural Resources, Natural Resources Committee for Chukotka Autonomous Okrug, Anyusk State Mining and Geological Enterprise

Vartanyan, S.S., Schepotiev, Y.M., Bochek, L.I., Lorents, D.A., Nickolaeva, L.A., Sergievsky, A.P., 2001, Study of the mineralogy and geochemical features of gold mineralization of Kupol ore occurrence, TsNIGRI Internal Paper, Moscow.

Vartanyan, S.S., Lorents, D.A., Sergievskiy, A.P., Schepotiev Y.M., (2005) Gold-and-Silver Ores of the Kaiemraveem Cluster Chukotka Autonomous Okrug, Otechesvennaya Geologia, No.4, 2005

Zagoskin, V.V. (2006): Exploration of gold-silver deposits within prospective areas in the northern part of Verkhne-Yablonskaya Metallogenic zone. prepared for the Russian Federation Ministry of Natural Resources, Natural Resources Committee for Chukotka Autonomous Okrug, Anyusk State Mining and Geological Enterprise

22.0 DATE AND SIGNATURE PAGE

William J Crowl
Vice President, Mining
Gustavson Associates, LLC
5757 Central Avenue, Suite D
Boulder, Colorado 80301
Telephone: 303-443-2209
Facsimile: 303-443-3156
Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J Crowl do hereby certify that:

1. I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

   5757 Central Avenue
   Suite D
   Boulder, Colorado 80301

2. I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and a MSc. In Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.
3. I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy and the Society of Economic Geologists.
4. I have worked as a geologist for a total of 35 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled "*TECHNICAL REPORT ON THE KUPOL EAST AND KUPOL WEST LICENSES, CHUKOTKA AUTONOMOUS OKRUG, RUSSIAN FEDERATION.*" Dated November 21, 2007 (the "Technical Report"). A personal visit of the subject properties was conducted between July 26, 2007 and July 31, 2007.
7. I have personally completed an independent review and analysis of the data and written information contained in this Technical Report.
8. I have not had prior involvement with B2Gold Corporation on the properties that are the subjects of this Technical Report. I have worked as a geological consultant to Bema Gold Corporation in the past.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

11. I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this November 21, 2007

William J Crowl

Signature of Qualified Person

"William J Crowl"

Print name of Qualified Person

APPENDIX 1

2007 Drill and Trench Survey Co-Ordinates
And
Results Received to Date (Nov. 16, 2007)

Kupol East and West Drill hole and Trenching Locations and Results

Kupol East Drillings

Hole	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
	(m)	(m)	(m)			(m)		From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	
KET07-001	455151	7405124	586	60	-55	200.8	Tokai North						Results pending
KET07-002	·455304	7405048	583	58	-55	151.1	Tokai North						Results pending
KET07-003	455251	7405020	572	60	-56	254.0	Tokai North						Results pending
KET07-004	454932	7405093	588	60	-55	187.0	Tokai North	83.60	84.30	0.70	0.10	0.5	More results pending
KET07-005	455402	7406730	557	340	-54	153.0	Tokai Sinter	46.60	48.30	1.70	0.31	4.4	Results complete

Hole	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
							Incl.	46.60	47.50	0.90	0.10	3.1	
							Incl.	47.50	48.30	0.80	0.54	5.9	
								54.20	55.40	1.20	0.10	0.5	
KET07-006	455080	7403525	548	90	-55	135.0	**Tokai Central**	66.00	67.00	1.00	0.34	3.1	Results complete
								91.40	92.00	0.60	0.10	19.4	
KET07-007	455435	7403458	558	360	-55	180.0	**Tokai Central**	30.90	31.80	0.90	0.26	23.9	Results complete
								118.30	119.30	1.00	1.74	78.3	
								133.40	135.05	1.65	0.34	3.5	
								161.40	170.60	9.20	0.40	5.4	
KET07-008	455472	7403648	570	150	-55	147.0	**Tokai Central**	124.10	126.90	2.80	0.59	67.3	Results complete
							Incl.	124.10	126.20	2.10	0.17	31.3	

Hole	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
							Incl.	126.20	126.90	0.70	1.84	175.4	
KET07-009	455884	7402844	524	30	-54.5	228.0	**Tokai South**	140.10	141.15	1.05	0.40	51.8	More results pending
								190.90	192.90	2.00	0.33	12.6	
								211.90	212.50	0.60	0.24	2.8	
KEK07-001	450597	7405924	606	360	-55	94.2	**Kak**					No significcant values	Results complete
KEK07-002	450700	7405920	608	360	-55	131.5	**Kak**						Results pending
KEP07-001	448874	7403866	535	288	-55	75.0	**Prekup**						Results pending
KEP07-002	449009	7403823	534	288	-55	240.0	**Prekup**	164.00	165.90	1.90	0.10	0.5	More results pending

Hole	East	North	Elev	Az	Dip	Length	Zone		Downhole Info			Kupol Assay Data		COMMENTS
KEP07-003	448856	7403718	538	270	-55	66.0	Prekup		26.85	31.00	4.15	1.14	7.8	Results complete
								Incl.	26.85	27.85	1.00	0.68	13.7	
								Incl.	27.85	29.15	1.30	1.81	9.8	
								Incl.	29.15	31.00	1.85	0.92	3.2	
KEP07-004	448970	7403718	532	270	-55	231.0	Prekup		165.40	174.60	9.20	0.19	2.7	More results pending
								Incl.	165.40	168.40	3.00	0.39	2.8	
								Incl.	168.40	174.60	6.20	0.10	2.6	
KEP07-005	448888	7403765	539	280	-55	127.5	Prekup		83.20	88.50	5.30	0.10	1.7	More results pending
KEP07-006	448990	7403765	539	270	-55	169.0	Prekup		141.00	142.90	1.90	0.10	1.9	More results pending
									149.40	149.80	0.40	0.10	0.5	
									153.60	154.00	0.40	0.10	3.0	

Hole	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
KEP07-007	448945	7403922	534	290	-55	80.7	**Prekup**	33.70	35.90	2.20	0.10	0.5	More results pending
KEP07-008	448994	7403903	534	290	-55	147.0	**Prekup**	112.50	113.30	0.80	0.10	3.3	More results pending

Kupol East Trenching

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
	(m)	(m)	(m)			(m)		From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	
KT-1	455048	7405228	576	93		140	**Tokai North**						Trenching Incomplete
KT-2	454637	7405290	595	68		360	**Tokai North**						Trenching Incomplete

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
KT-3	455130	7403521	536	78		30	Tokai Central	6.00	7.00	1.00	0.28	0.1	Results complete
								19.70	22.00	2.30	0.42	61.9	
							Incl.	19.70	20.75	1.05	0.26	16.3	
							Incl.	20.75	21.00	0.25	1.02	274.4	
							Incl.	21.00	22.00	1.00	0.44	56.6	
KT-4	455547	7403431	557	346		20	Tokai Central	6.45	7.80	1.35	0.38	5.2	Results complete
								12.00	12.75	0.75	0.30	35.9	
KT-5	455461	7403388	546	350		15	Tokai Central						Results pending
KT-6	455415	7403338	536	350		60	Tokai Central						Trenching Incomplete
KT-7	455463	7403516	558	200		14	Tokai Central					No significcant values	Results complete

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
KT-8	455406	7403521	552	171		12	Tokai Central						Results pending
KT-9	455367	7403555	537	208		35	Tokai Central	26.70	27.00	0.30	0.76	15.8	More results pending
KT-10	456015	7402979	537	238		190	Tokai Central						Results pending
KK-1	450533	7405994	598	117		200	Kak	72.60	74.60	2.00	0.10	1.4	Results complete
KK-2	450676	7406075	624	179		140	Kak	51.00	53.00	2.00	0.10	0.8	More results pending
								80.60	82.40	1.80	0.10	0.5	
								84.40	86.00	1.60	0.10	0.5	

Trench	East	North	Elev	Az	Dip	Length	Zone		Downhole Info			Kupol Assay Data		COMMENTS
KK-3	450514	7405972	599	179		125	Kak		3.90	4.90	1.00	0.96	0.5	More results pending
									60.60	60.90	0.30	0.10	0.5	
KF-1	452875	7406352	718	43		70	Fox		12.00	12.60	0.60	0.10	0.5	Results complete
KP-1	448883	7403955	525	109		36	Prekup		22.00	27.70	5.70	0.10	0.5	Results complete
KP-8	448798	7403764	533	99		42	Prekup		13.00	14.00	1.00	0.58	3.8	Results complete
									15.00	19.00	4.00	0.29	0.9	
									22.00	28.70	6.70	1.16	7.4	
								Incl.	22.00	26.00	4.00	0.57	1.7	
								Incl.	26.00	28.70	2.70	2.04	15.8	
									32.50	41.50	9.00	2.48	10.1	

Kupol West Drilling

Hole	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
	(m)	(m)	(m)			(m)		From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	
KWN07-001	437016	7411701	508	270	-55	573	**Kupol N. Ext**	471.10	471.50	0.40	0.10	2.2	More results pending
KWN07-002	437066	7411450	504	270	-45	626	**Kupol N. Ext**	223.35	223.70	0.35	0.10	0.5	More results pending
								589.70	590.10	0.40	0.36	5.2	
								593.65	594.35	0.70	3.98	118.2	
KWN07-003	436986	7411904	508	270	-54	500	**Kupol N. Ext**	298.10	299.10	1.00	0.36	2.0	More results pending

Hole	East	North	Elev	Az	Dip	Length	Zone		Downhole Info			Kupol Assay Data		COMMENTS
KWN07-004	436628	7416650	540	270	-55	429	Kupol N, - Star		276.00	277.00	1.00	0.38	7.6	More results pending
KWN07-005	436273	7405179	452	270	-55	347	Kupol S.							Results pending
KWN07-006	436444	7412660	563	270	-58	491	Kupol N. - Offset		335.20	335.80	0.60	0.70	31.5	More results pending
									349.25	350.70	1.45	0.82	20.1	
								Incl.	349.25	349.70	0.45	0.46	6.9	
								Incl.	349.70	350.00	0.30	2.44	66.8	
								Incl.	350.00	350.70	0.70	0.36	8.6	

Kupol West Trenching

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
	(m)	(m)	(m)			(m)		From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info		Kupol Assay Data		COMMENTS
K_01_Dublon	439031	7395236	508	94		41.5	Dublon					Resampling of old trench Results pending
K_02_Dublon	439132	7394816	474	61		57.0	Dublon					Resampling of old trench Results pending
K_8_Dublon	441166	7396632	577	125		46.2	Dublon					Resampling of old trench Results pending
K_8_Dublon B						52.0	Dublon					Resampling of old trench Results pending
KAV-01EXT	432013	7397463	599	100		140.0	Avgusteishiy					Trenching incomplete
KAV-04	432901	7400126	658			236.0	Avgusteishiy					Resampling of old trench Results pending

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info		Kupol Assay Data		COMMENTS
KAV-04EXT	432901	7400126	658	302		90.0	Avgusteishiy					Results pending
KAV-06EXT	434017	7400606	606	89		53.0	Avgusteishiy					Results pending
KAV-07	434328	7401521	429	121		135.0	Avgusteishiy					Trenching incomplete
KAV-08	434159	7400753	573	347		114.0	Avgusteishiy					Results pending
KAV-09	434324	7396501	460	314		361.0	Avgusteishiy					Trenching incomplete
KAV-10	434063	7396316	471	119		186.0	Avgusteishiy					Trenching incomplete
KAV-11	434419	7399502	464	80		207.0	Avgusteishiy					Results pending

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info		Kupol Assay Data		COMMENTS
KAV-12	431618	7397175	585	23		234.0	Avgusteishiy					Trenching incomplete
KAV-13	434532	7397452	448	310		261.0	Avgusteishiy					Trenching incomplete
KAV-14	432465	7397545	599	285		145.0	Avgusteishiy					Results pending
KDB-01	436819	7395839	480	355		105.0	Dubonnet	26.30	0.50	0.66	3.3	Sampled at 90° to trench axis More results pending
KDB-02	437986	7395309	552	222		217.0	Dubonnet					Trenching incomplete
KDB-03	437765	7395673	577	219		149.0	Dubonnet					Results pending

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info			Kupol Assay Data		COMMENTS
KDB-04	737607	7395744	576	240		279.0	Dubonnet						Results pending
KDB-05	436766	7395900	461	77		98.0	Dubonnet	43.50	44.50	1.00	1.00	5.4	More results pending
								47.70	48.20	0.50	0.98	3.4	
KDB-06	437639	7395601	572	43		207.0	Dubonnet						Results pending
KDB-07	437736	7395553	571	42		147.0	Dubonnet						Results pending
KDB-08	437819	7395560	566	253		46.0	Dubonnet						No samples taken
KDB-09	436766	7396396	509	255		291.0	Dubonnet						Trenching incomplete

Trench	East	North	Elev	Az	Dip	Length	Zone	Downhole Info		Kupol Assay Data		COMMENTS
KFLA-N-1	434441	7401495				15.5	Avgusteishiy					Results pending
KFLA-N-2	434441	7401519				5.0	Avgusteishiy					Results pending

APPENDIX 2

Quality Control Pass/Fail Table

Kupol East and Kupol West 2007 Assays

Received to Date (Nov. 16/ 2007)

Kupol East Pass/Fail QAQC Table

Report	Date	Submission	Pass/Fail	Action	Results	USE
3205	8/4/2007	KE-012	Standard failure, K01160	Mis-ID of standard, corrected, not a real failure		Yes
3208	8/5/2007	KE-014	Standard failure, K01200	Mis-ID of standard, corrected, not a real failure		Yes
3211	8/5/2007	KE-015	Pass			Yes
3213	8/5/2007	KE-016	Pass			Yes
3214	8/5/2007	KE-017	Pass			Yes
3219	8/6/2007	KE-018	Pass			Yes
3220	8/6/2007	KE-019	Pass			Yes
3245	8/9/2007	KE-026	Pass			Yes
3246	8/9/2007	KE-027	Pass			Yes
3251	8/10/2007	KE-028	Pass			Yes
3252	8/10/2007	KE-029	Pass			Yes
3253	8/10/2007	KE-030	Pass			Yes
3281	9/2/2007	KE-031	Pass			Yes
3290	8/14/2007	KE-032	Pass			Yes
3297	8/15/2007	KE-033	Standard failure, C15440	Mis-ID of standard, corrected, not a real failure		Yes
3298	8/10/2007	KE-034	Pass			Yes
3337	8/20/2007	KE-035	Pass 3SD			Yes
3344	8/21/2007	KE-038	Standard failure, C15520	Rerun	Rerun in 3555 with wrong standard, fails	No
3351	8/22/2007	KE-037	Pass			Yes
3358	8/23/2007	KE-039	Pass			Yes
3359	8/23/2007	KE-040	Pass			Yes
3368	8/25/2007	KE-041	Standard failure, C15580	Rerun	Rerun in 3556, passes	No
3372	8/27/2007	KE-042	Standard failure, C15600	Mis-ID of standard, corrected, not a real failure		Yes
3380	8/26/2007	KE-036	Pass			Yes
3387	8/27/2007	KE-043	Pass			Yes

Report	Date	Submission	Pass/Fail	Action	Results	USE
3460	9/6/2007	KE-044	Pass			Yes
3473	9/9/2007	KE-051	Standard failure, C15680	Mis-ID of standard, corrected, not a real failure		Yes
3486	9/10/2007	KE-057	Standard failure, C15800	Mis-ID of standard, corrected, not a real failure		Yes
3487	9/11/2007	KE-052	Standard failure, C15700	Mis-ID of standard, corrected, not a real failure		Yes
3527	9/17/2007	KE-080	Pass	HM thinks there's a problem with Au:Ag ratio for C16106, rerun	Rerun in 3705, results OK	No
3531	9/18/2007	KE-050	Standard failure, C15660	Mis-ID of standard, corrected, not a real failure		Yes
3534	9/18/2007	KE-081	Pass			Yes
3555	9/22/2007	KE-038RF	Standard failure, C15520	Mis-ID of standard, corrected, still fails, not same standard as first run, rerun	Rerun in 3620 with correct standard, passes	No
3556	9/22/2007	KE-041RF	Pass			Yes
3564	9/22/2007	KE-049	Standard failure, K01840	Mis-ID of standard, corrected, not a real failure		Yes
3565	9/22/2007	KE-047	Standard failure, K01800	Mis-ID of standard, corrected, not a real failure		Yes
3568	9/23/2007	KE-060	Standard failure, C15860	Mis-ID of standard, corrected, still fails, rerun	Rerun in 3621, passes	No
3595	9/27/2007	KE-046	Standard failure, K01780	Mis-ID of standard, HM doesn't think K01783 is right, rerun	Rerun in 3622, passes	No
3614	10/2/2007	KE-063	Standard failure, C15920	Mis-ID of standard		Pending
3615	10/2/2007	KE-062	Standard failure, C15900	Mis-ID of standard		Pending
3620	10/3/2007	KE-038RRF	Pass	Rerun of 3555		Yes
3621	10/1/2007	KE-060RF	Pass	Rerun of 3568		Yes
3622	10/3/2007	KE-046RF	Pass	Rerun of 3595		Yes
3623	10/2/2007	KE-064	Standard failure, C15940	Mis-ID of standard		Pending
3635	10/3/2007	KE-065	Standard failure, C15960	Mis-ID of standard		Pending
3649	10/5/2007	KE-066	Standard failure, C15980	Mis-ID of standard, to be rerun	Rerun pending	No
3649R	10/7/2007	KE-066	Pass, standard 3SD	Not a real rerun? - just re-issued, to be rerun	Rerun pending	Pending
3652	10/5/2007	KE-054	Pass			Yes
3653	10/5/2007	KE-067	Standard failure, C16000	Mis-ID of standard, rerun	Rerun pending	No
3653R	10/7/2007	KE-067	Pass	Not a real rerun? - just re-issued, to be rerun	Rerun pending	Pending
3654	10/6/2007	KE-053	Standard failure,	Mis-ID of standard, rerun	Rerun pending	Pending

Report	Date	Submission	Pass/Fail	Action	Results	USE
			C15720			
3656	10/6/2007	KE-055	Standard failure, C15760	Mis-ID of standard, rerun	Rerun pending	Pending
3670	10/6/2007	KE-071	Pass			Yes
3676	10/6/2007	KE-072	Pass			Yes
3678	10/9/2007	KE-056	Standard failure, C15780	Mis-ID of standard, corrected, not a real failure		Yes
3681	10/7/2007	KE-059	Standard failure, C15840	Mis-ID of standard, corrected, not a real failure		Yes
3683	10/9/2007	KE-058	Pass			Yes
3684	10/7/2007	KE-061	Standard failure, C15880	Mis-ID of standard, corrected, not a real failure		Yes
3690	10/5/2007	KE-068	Standard failure, C16020	Mis-ID of standard, corrected, not a real failure		Yes
3693	10/9/2007	KE-075	Pass			Yes
3695	10/9/2007	KE-076	Standard failure, K02400	Mis-ID of standard, rerun	Rerun in 3756, passes	No
3697	10/10/2007	KE-077	Pass			Yes
3705	10/10/2007	KE-080	Pass	Rerun of 3527, nothing in C16106, use reruns		Yes
3707	10/13/2007	KE-073	Pass			Yes
3717	10/13/2007	KE-078	Pass			Yes
3719	10/13/2007	KE-074	Pass			Yes
3721	10/14/2007	KE-085	Pass			Yes
3735	10/16/2007	KE-045	Standard failure, K01760	Mis-ID of standard, corrected, not a real failure		Yes
3736	10/16/2007	KE-082	Pass			Yes
3740	10/16/2007	KE-079	Pass			Yes
3743	10/16/2007	KE-087	Pass			Yes
3744	10/16/2007	KE-089	Pass			Yes
3756	10/17/2007	KE-076	Pass	Rerun of 3695		Yes

Kupol West Pass/Fail QAQC Table

Report	Date	Submission	PassFail	Action	Result	Use
3173	7/31/2007	TMGC-001	Standard failure	Mis-ID of standard, corrected, not a real failure		Yes
3174	8/3/2007	TMGC-002	Pass			Yes
3199	8/3/2007	TMGC-003	Pass			Yes
3224	8/3/2007	TMGC-004	Pass			Yes
3242	8/9/2007	TMGC-005	Pass			Yes
3256	8/10/2007	TMGC-006	Pass			Yes
3272	8/12/2007	TMGC-007	Pass			Yes
3277	8/13/2007	TMGC-008	Pass			Yes
3181	9/10/2007	TMGC-044	Pass			Yes
3375	8/26/2007	TMGC-010	Pass			Yes
3472	9/9/2007	TMGC-022	Pass, no standard			Yes
3483	9/10/2007	TMGC-015	Standard failure	Mis-ID of standard, corrected, not a real failure		Yes
3484	9/10/2007	TMGC-019	Standard failure	Mis-ID of standard, corrected, not a real failure		Yes
3485	9/11/2007	TMGC-018	Pass	Duplicate bad, possible sample mixup, to be rerun	Rerun pending	Pending
3520	9/16/2007	TMGC-020	Pass			Yes
3569	9/23/2007	TMGC-023	Standard failure	Mis-ID of standard, corrected, not a real failure		Yes
3722	10/14/2007	TMGC-082	Standard failure, 400700	Mis-ID of standard, corrected, not a real failure		Yes
3745	10/16/2007	TMGC-051	Pass			Yes
3752	10/19/2007	TMGC-074	Pass			Yes
3753	10/19/2007	TMGC-077	Pass			Yes
3758	10/19/2007	TMGC-075	Pass			Yes
3764	10/19/2007	TMGC-045	Pass			Yes
3655	10/6/2007	TMGC-026	Standard failure, 233220	Mis-ID of standard, to be rerun	Rerun pending	Pending
3757	10/20/2007	TMGC-083	Standard failure	Mis-ID of standard, to be rerun	Rerun pending	Pending
3762	10/20/2007	TMGC-079	Pass			Yes
3765	10/20/2007	TMGC-087	Pass			Yes
3766	10/20/2007	TMGC-088	Pass			Yes
3773	10/21/2007	TMGC-080	Pass			Yes
3774	10/21/2007	TMGC-086	Pass			Yes
3775	10/21/2007	TMGC-081	Standard failure, 400660	Mis-ID of standard, to be rerun	Rerun pending	Pending

Appendix 3

Quality Control Data Charts
Kupol East and Kupol West 2007 Exploration

Data Received to Date (Nov. 16, 2007)

QAQC Charts

Kupol East Standard Charts


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-3A
Nov 16, 2007
Au g/t


KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-3A
Nov 16, 2007
Au g/t

Charts for standard GS-3A


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-5
Nov 16, 2007
Au g/t


KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-5
Nov 16, 2007
Au g/t

Charts for standard GS-5


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-5A
Nov 16, 2007
Au g/t


KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-5A
Nov 16, 2007
Au g/t

Charts for standard GS-5A



KUPOL EAST Project - 2007
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
Nov 16, 2007
Au g/t

Charts for standard GS-8

Charts for standard GS-11



KUPOL EAST Project - 2007
Au g/t



KUPOL EAST Project - 2007
Au g/t



KUPOL EAST Project - 2007
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
Au g/t

Charts for standard GS-9

Charts for standard GS-12


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-14
Nov 16, 2007
Au g/t
KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-14
Nov 16, 2007
Au g/t

Charts for standard GS-14


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-20
Nov 16, 2007
Au g/t
KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-20
Nov 16, 2007
Au g/t

Charts for standard GS-20


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-15
Nov 16, 2007
Au g/t
KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-15
Nov 16, 2007
Au g/t

Charts for standard GS-15


KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard GS-30
Nov 16, 2007
Au g/t
KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard GS-30
Nov 16, 2007
Au g/t

Charts for standard GS-30



KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard SI-15
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard SP-17
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard SI-15
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard SP-17
Nov 16, 2007
Au g/t

Charts for standard SI-15

Charts for standard SP-17



KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard SN-16
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
ORIGINAL Results Gold Results for Standard SQ-18
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard SN-16
Nov 16, 2007
Au g/t



KUPOL EAST Project - 2007
FINAL Results Gold Results for Standard SQ-18
Nov 16, 2007
Au g/t

Charts for standard SN-16

Charts for standard SQ-18

Standard Charts Kupol West


KUPOL WEST Project - 2007


KUPOL WEST Project - 2007


KUPOL WEST Project - 2007


KUPOL WEST Project - 2007

Charts for standard GS-3A

Charts for standard GS-5A


KUPOL WEST Project - 2007


KUPOL WEST Project - 2007


KUPOL WEST Project - 2007


KUPOL WEST Project - 2007

Charts for standard GS-5

Charts for standard GS-8



Charts for standard GS-9



Charts for standard GS-12



Charts for standard GS-11



Charts for standard GS-15





Charts for standard GS-20





Charts for standard SI-15





Charts for standard GS-30





Charts for standard SP-17



KUPOL WEST Project - 2007
Nov 16, 2007



KUPOL WEST Project - 2007
Nov 16, 2007

Charts for standard SQ-18

Blank Charts



KUPOL EAST Project - 2007
Field Blanks
Nov 16, 2007
Au (g/t)
Warning Limit
1.0
0.8
0.6
0.4
0.2
0.0
0
10
20
30
40
50
60
70



KUPOL WEST Project - 2007
Field Blanks
Nov 16, 2007
Au (g/t)
Warning Limit
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
20
25
30
35
40

Duplicate Charts


KUPOL EAST Project - 2007
Field Duplicates
Nov 16, 2007
1.0
0.8
0.6
0.4
0.2
0.0
Duplicate Au Vlues (g/t
N = 64 samples
0.0
0.2
0.4
0.6
0.8
1.0
Original Au Values (g/t)


KUPOL WEST Project - 2007
Field Duplicates
Nov 16, 2007
1.0
0.8
0.6
0.4
0.2
0.0
Duplicate Au Vlues (g/t
N = 29 samples
0.0
0.2
0.4
0.6
0.8
1.0
Original Au Values (g/t)

11

White Ice Ventures Limited

- and -

6674321 Canada Inc.

- and –

Kinross Gold Corporation

- and -

B2Gold Corp.

PURCHASE AND SALE AGREEMENT

DATED: December 21, 2006

12039946.33

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
PURCHASE AND SALE OF SHARES AND OTHER ASSETS

TABLE OF CONTENTS
(continued)

Exhibits

Schedules

PURCHASE AND SALE AGREEMENT

This Agreement dated December 21, 2006 is made

BETWEEN

White Ice Ventures Limited ("White Ice")

- and -

6674321 Canada Inc. ("Vendorco")

- and –

Kinross Gold Corporation ("Kinross")

- and -

B2Gold Corp. (the "**Purchaser**")

RECITALS

A. Bema Gold Corporation ("**Bema**") and Kinross have entered into an agreement (the "**Arrangement Agreement**") dated as of the date of this Agreement and pursuant to which Bema and Kinross propose to complete a business combination by way of the Arrangement;

B. prior to the effective date of the Arrangement, Vendorco, a wholly-owned subsidiary of Bema, is to, directly or indirectly, transfer or cause to be transferred certain interests in the Colombian Shares, the Colombian Indebtedness, the Puma Indebtedness and certain other assets, contracts and obligations to the Purchaser;

C. White Ice, a wholly owned subsidiary of Bema, indirectly owns an approximate 75% interest in Chukotka Mining and Geological Company ("**CMGC**"), which in turn currently holds the East Kupol Licence and the West Kupol Licence (together, the "**Chukotka Licences**");

D. a wholly-owned subsidiary of White Ice ("**Whitesub**") and a party that is expected to be a 25% shareholder of CMGC (the "**Russian JV Investor**") intend to form a joint venture by acquiring interests in JV Company (which shall initially be owned as to 75% by Whitesub and as to 25% by the Russian JV Investor);

E. White Ice intends to cause CMGC to form OpCo, a new corporation to be formed pursuant to the laws of Russia, and to cause CMGC to cause the Chukotka Licences to be re-issued to OpCo;

F. following the reissuance of the Chukotka Licences to OpCo, CMGC intends to sell all of the shares of OpCo to JV Company;

G. following the acquisition by JV Company of the shares of OpCo, the Purchaser is willing to purchase (directly or indirectly) and Whitesub is willing to sell, one-half of Whitesub's 75% equity interest in the JV Company;

H. Bema owns, directly or indirectly, the Colombian Shares, the Colombian Indebtedness, the Puma Indebtedness and certain other assets described herein and intends to transfer, or cause to be transferred, all of such assets to Vendorco; and

I. the Purchaser is willing to purchase (directly or indirectly), and Vendorco is willing to sell (i) the Colombian Shares, (ii) the Colombian Indebtedness, (iii) the Puma Indebtedness and (iv) certain other assets as described further herein.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions.** In this Agreement:

"AARI" means Andean Avasca Resources Inc., a corporation incorporated under the laws of British Columbia.

"Affiliate" means, with respect to any Person, any other Person who at the relevant time directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to **"control"** another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term **"controlled"** shall have a similar meaning.

"Agreement" means this purchase and sale agreement and all the Exhibits and Schedules attached hereto.

"Alternative Sublease" has the meaning set out in Section 2.15.

"AngloGold Release" has the meaning set out in Section 2.16.

"Arrangement" means the arrangement under the provisions of Section 192 of the CBCA as contemplated by the Arrangement Agreement.

"Arrangement Agreement" has the meaning set forth in the Recitals.

"Assignment and Assumption of Lease" means an agreement pursuant to which Vendorco assigns all of its rights and interests pursuant to the Head Office Lease to the Purchaser, and the Purchaser assumes all of the obligations of Vendorco pursuant to the Head Office Lease, in the form of Exhibit D or such form as is required by the landlord under the Head Office Lease and is acceptable to the Parties.

"Bema" means Bema Gold Corporation, a corporation existing under the laws of Canada.

"Bema Logo" a design depicting two pyramids bearing a world map which does not include the word "Bema", as depicted on Schedule "A" of Exhibit Q.

"Bema Logo Assignment" means an assignment whereby Vendorco assigns to the Purchaser all rights to the Bema Logo, in substantially the form attached as Exhibit Q.

"Bema's Indemnified Parties" means Vendorco and White Ice and their Affiliates (other than Bema) and their respective directors, officers, employees and agents.

"Business Day" means any day except Saturday, Sunday or any day on which banks are generally not open for business in Toronto or Vancouver.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Certificate of Arrangement**" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA.

"**Chukotka Licences**" has the meaning set forth in the Recitals.

"**CMGC**" has the meaning set forth in the Recitals.

"**Colombian Indebtedness**" means, as at the Non-Russian Closing Time, any indebtedness owed by any of the Colombian Subsidiaries to Bema or any Affiliate of Bema, other than the Colombian Subsidiaries, net of set-off against any indebtedness owed by Bema or any Affiliate of Bema, other than the Colombian Subsidiaries, to any of the Colombian Subsidiaries.

"**Colombian Note**" means a promissory note in the principal amount of $4,803,333, in the form as attached at Exhibit K.

"**Colombian Purchase Price**" has the meaning set out in Section 2.3

"**Colombian Shares**" means all of the issued and outstanding shares in the capital of AARI owned by Bema or any of its Affiliates immediately before the Non-Russian Closing Time.

"**Colombian Subsidiaries**" means, collectively, AARI, Columbian Ventures Ltd. and Avasca Ventures Ltd.

"**Confidential Information**" means, in relation to a Party (the "**Discloser**"):

(a) all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser discloses to, or that is gathered by inspection by a Party (the "**Recipient**") or any of the Recipient's Representatives in the course of the Recipient's review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, including information that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, business results, prospects, forecasts, engineering and geological reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

(b) all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same;

but does not include any information that:

(c) is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient's Representatives in breach of this Agreement;

(d) is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if the Recipient does not have actual knowledge that such source is prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or other confidentiality obligation to, the Discloser; or

(e) was known by the Recipient prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any confidentiality obligation on the part of the Recipient.

"Damages" means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, damages available at law or in equity (including special, aggravated, exemplary or punitive damages but excluding loss of profits or incidental or consequential losses), expense (including reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation) or diminution in value.

"Direct Claim" has the meaning set out in Section 6.4.

"Discloser" has the meaning set out in the definition of Confidential Information.

"East Kupol Licence" means License Series АНД No. 13803 БР for the Right to Subsoil Use, issued to CMGC by the Federal Subsoil Use Agency of the Russian Federation, registered by the Russian Federation Ministry of Natural Resources on October 24, 2006 under No. 4729/АНД13803БР and is valid according to its terms until October 20, 2031.

"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"Governmental Entity" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Head Office Lease" means the lease for a portion of the 31st floor and all of the 32nd floor at 595 Burrard Street, Vancouver, Canada entered into between BTC Properties II Ltd. and The Great-West Life Assurance Company, as landlords, and Bema, as tenant, dated November 27, 2002, as amended by that Lease Expansion and Amending Agreement dated for reference November 18, 2004.

"Indemnified Party" means a Person whom Vendorco and White Ice or the Purchaser, as the case may be, is required to indemnify under Article 6.

"Indemnifying Party" means, in relation to an Indemnified Party, the Party to this Agreement that is required to indemnify such Indemnified Party under Article 6.

"JV Agreement" means that joint venture agreement to be entered into between Whitesub, the Purchaser, a Subsidiary of the Purchaser and the Russian JV Investor.

"JV Company" means a special purpose vehicle to be formed by Whitesub and the Russian JV Investor for the purposes and on the terms as are to be further described in the JV Agreement and, immediately after the Russian Closing Time, to be owned by Whitesub, a subsidiary of the Purchaser and the Russian JV Investor.

"JV Shares" means 50% of the shares of JV Company owned by Whitesub immediately before the Russian Closing Time, constituting 37.5% of the issued and outstanding shares in the capital of JV Company immediately before the Russian Closing Time.

"JV Shares Purchase Price" has the meaning set out in Section 2.3.

"JV Shares Purchase Price Additional Amount" means an amount, expressed in United States currency, equal to (i) 50% multiplied by (ii) the fair market value as at the Russian Closing Time, expressed in United States currency, of all assets, other than the Chukotka Licences, transferred to OpCo by CMGC.

"Kinross" means Kinross Gold Corporation, a corporation existing under the laws of Ontario.

"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

"Leasehold Assets" means those leasehold improvements, furniture, equipment, supplies, communications and other systems owned by Bema or an affiliate of Bema immediately prior to the Non-Russian Closing that are listed or described in Schedule "A" of Exhibit G.

"Leasehold Note" means a promissory note in the amount of $672,467, in the form as attached at Exhibit V.

"Leasehold Purchase Price" has the meaning set out in Section 2.3

"Non-Russian Closing" means the completion of (a) the purchase and sale of (i) the Colombian Shares, (ii) the Colombian Indebtedness, and (iii) the Puma Indebtedness, (b) the assignment and assumption of the Head Office Lease and the transfer of the Leasehold Assets, (c) the grant of the Puma Share Option, and (d) the assignment of the Bema Logo, each in accordance with the provisions of this Agreement.

"Non-Russian Closing Consents" has the meaning set out in Schedule 2.

"Non-Russian Closing Date" means the Business Day immediately preceding the date upon which the parties to the Arrangement Agreement are to file the Final Order with the Director (as such terms are defined in the Arrangement Agreement) and obtain the Certificate of Arrangement giving effect to the Arrangement, or such other date agreed to in writing by all of the Parties.

"Non-Russian Closing Time" means the time of the Non-Russian Closing on the Non-Russian Closing Date provided for in Section 4.4.

"Non-Russian Reorganization" has the meaning set out in Section 2.7.

"Non-Russian Security" means security in substantially the form attached as Exhibit P.

"Non-Russian Technical Data" means engineering studies and working papers, consultants reports and working papers, pre-feasibility reports, feasibility reports, mine plans, surface and underground maps, assays, samples, cores, analyses, geologic and geophysical maps, engineering maps, photographs, drill logs, exploration reports, environmental studies, correspondence with governmental officials and entities, reserve studies and reports, metallurgical studies and reports, and all other information and data in printed or electronic form concerning the condition, geology, mineral potential, physical characteristics, minability, or other technical matters related solely to the Colombian Subsidiaries.

"OpCo" means a corporation to be established by CMGC and incorporated under the laws of Russia.

"OpCo Assets" means the assets to be transferred from CMGC to Opco, in order that the OpCo Transfers comply with or satisfy requirements of applicable Russian Law and, except where the context requires otherwise, includes the Chukotka Licences.

"OpCo Transfers" means (i) the re-issuance of the Chukotka Licences to OpCo, (ii) the transfer of the OpCo Assets by CMGC to OpCo and (iii) the sale of all of the issued and outstanding shares of OpCo by CMGC to JV Company or such other transfers and transactions as may be agreed to by the parties.

"Party" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and **"Parties"** means every Party.

"Person" means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor,

administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Prime Rate" means the prime rate of interest per annum quoted by The Bank of Nova Scotia from time to time as its reference rate of interest for Canadian dollar demand loans made to its commercial customers in Canada and which The Bank of Nova Scotia refers to as its "prime rate", as such rate may be changed from time to time.

"Puma" means Consolidated Puma Minerals Corp., a corporation existing under the laws of British Columbia.

"Puma Indebtedness" means, as at the Non-Russian Closing Time, any indebtedness owed by Puma to Bema or any Affiliate of Bema, other than any of the Puma Subsidiaries, net of set-off against any indebtedness owed by Bema or any Affiliate of Bema, other than any of the Puma Subsidiaries, to any of the Puma Subsidiaries.

"Puma Indebtedness Purchase Price" has the meaning set out in Section 2.3

"Puma Note" means a promissory note in the amount of $1,729,200, in the form as attached at Exhibit U.

"Puma Share Option" means an option in the form of Exhibit H granted by Vendorco to the Purchaser as provided for in Section 2.11.

"Puma Shares" means all of the issued and outstanding shares in the capital of Puma owned, directly or indirectly, by Bema or any of its Affiliates immediately before the Non-Russian Closing Time.

"Puma Subsidiaries" means, collectively, Puma, Majestic Blue Limited, Majestic Red Limited, Sablecare Limited and Kolskaya Mining and Geological Company.

"Purchaser" means B2Gold Corp., a corporation incorporated under the laws of British Columbia.

"Purchaser Common Shares" means the common shares of the Purchaser.

"Purchaser's Counsel" means Lawson Lundell LLP.

"Purchaser's Indemnified Parties" means the Purchaser, the Purchaser's Affiliates and their respective directors, officers, employees and agents.

"Recipient" has the meaning set out in the definition of Confidential Information.

"Representative" when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party who is involved in the transactions contemplated by this Agreement.

"Russian Closing" means the completion of the purchase and sale of the JV Shares in accordance with the provisions of this Agreement.

"Russian Closing Consents" has the meaning set out in Schedule 2.

"Russian Closing Date" means such date as may be agreed to in writing by the Parties, which shall be within 30 days after the date by which all of the Russian Closing Consents have been received but shall not be prior to the Non-Russian Closing Date and shall not be more than 15 Business Days following the date of completion of the OpCo Transfers, including the purchase by JV Company of all of the issued and outstanding shares of OpCo.

"Russian Closing Time" means the time of the Russian Closing on the Russian Closing Date provided for in Section 4.1.

"Russian JV Investor" has the meaning set forth in the Recitals.

"Russian Note" means a promissory note in the principal amount of $7,205,000, in the form as attached at Exhibit J.

"Russian Properties Agreement" means an agreement dated December 21, 2006 by and among 6674348 Canada Inc., the Purchaser and Bema.

"Russian Security" means security in substantially the form attached as Exhibit O.

"Russian Technical Data" means engineering studies and working papers, consultants reports and working papers, pre-feasibility reports, feasibility reports, mine plans, surface and underground maps, assays, samples, cores, analyses, geologic and geophysical maps, engineering maps, photographs, drill logs, exploration reports, environmental studies, correspondence with governmental officials and entities, reserve studies and reports, metallurgical studies and reports, and all other information and data in printed or electronic form owned by Bema concerning the condition, geology, mineral potential, physical characteristics, minability, or other technical matters related solely to the potential opportunities for exploration and development in certain areas of the former Soviet Union outside of the Russian Federation, including Kyrgyzstan, the Republic of Georgia, the Pamir area of Tajikistan, and the Chovdar project in Azerbaijan, and in the Russian Federation but outside of the area within a 100 km radius of the Kupol mill site currently operated by Bema.

"SEC" means the Securities and Exchange Commission of the United States of America.

"Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively and "Securities Authority" means any one of them.

"Share Option and Pre-Emptive Right Agreement" means an agreement substantially in the form as Exhibit R to be entered into between the Purchaser and Vendorco as of the Non-Russian Closing.

"Sublease" has the meaning set out in Section 2.9.

"Subsidiaries" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity or organization over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

"Tax" and **"Taxes"** means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, *ad valorem* taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

"Third Party" has the meaning given in Section 6.6(d).

"Third Party Claim" has the meaning given in Section 6.4.

"Transitional Services Agreement" means an agreement in the form attached as Exhibit T.

"Vendorco" means 6674321 Canada Inc., a corporation incorporated under the laws of Canada.

"West Kupol Licence" means License Series АНД No. 13804 БР for the Right to Subsoil Use, issued to CMGC by the Federal Subsoil Use Agency of the Russian Federation, registered by the Russian Federation Ministry of Natural Resources on October 24, 2006 under No. 4730/АНД13804БР and is valid according to its terms until October 20, 2031.

"White Ice" means White Ice Ventures Limited, a corporation incorporated under the laws of the British Virgin Islands.

"Whitesub" means a wholly-owned subsidiary of White Ice, to be incorporated under the laws of British Virgin Islands.

1.2 Accounting Principles. Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in accordance with Canadian GAAP applied on a consistent basis.

1.3 Actions on Non-Business Days. If the date on which any action is required to be taken hereunder by a Party is not a business day in the place in which the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.4 Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a) all dollar amounts referred to in this Agreement are stated in United States Dollars;

(b) any payment contemplated by this Agreement shall be made by certified cheque, wire transfer, or any other method that provides immediately available funds; and

(c) except in the case of any payment due on the Russian Closing Date or the Non-Russian Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. on the due date at the payee's address for notice under Section 9.4 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.5 Calculation of Interest. In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.6 Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Toronto, Canada time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Toronto, Canada time on the next succeeding Business Day.

1.7 Knowledge. Where any representation, warranty or other statement in this Agreement is expressed to be made by Vendorco and White Ice to their knowledge or is otherwise expressed to be limited in scope to facts or matters known to Vendorco or White Ice or of which Vendorco or White Ice are aware, it shall mean the actual knowledge of any of the officers of Vendorco or White Ice.

1.8 Additional Rules of Interpretation.

(1) *Gender, Number and Inclusive Terms.* In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders. References in this Agreement to "**include**", "**includes**", and "**including**" mean "**including, without limitation**".

(2) *Interpretation Not Affected by Headings.* The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(3) *Statute References.* A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements and supersedes any such statute, regulation, rule, policy or blanket order.

(4) *Document References.* All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

1.9 Exhibits and Schedules. The following are the Exhibits and Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

EXHIBITS

A	Form of Share Transfer – JV Shares
B	Form of Share Transfer – Colombian Shares
C	Form of Assignment of Indebtedness – Colombian Indebtedness
D	Form of Assignment and Assumption of Head Office Lease
E	Form of Sublease
F	Form of Alternative Sublease
G	Form of Assignment and Assumption of Leasehold Assets
H	Form of Puma Shares Option Agreement
I	Form of Assignment of Indebtedness – Puma Indebtedness
J	Form of Russian Note
K	Form of Colombian Note
L	Form of White Ice Bring-Down Certificate
M	Form of Vendorco Bring-Down Certificate
N	Form of Purchaser Bring-Down Certificate – Russian Closing
N.1	Form of Purchaser Bring-Down Certificate – Non-Russian Closing
O	Form of Russian Security
P	Form of Non-Russian Security
Q	Form of Bema Logo Assignment

R	Form of Share Option and Pre-emptive Right Agreement
S	Form of Release and Indemnity – Non-Russian Closing
S.1	Form of Release and Indemnity – Russian Closing
T	Form of Transitional Services Agreement
U	Form of Puma Note
V	Form of Leasehold Note
W	Form of Assignment of Non-Russian Technical Data

SCHEDULES

1.	Capitalization of Purchaser
2.	Required Consents

ARTICLE 2
PURCHASE AND SALE OF SHARES AND OTHER ASSETS

2.1 **Russian Purchase and Sale.** At the Russian Closing Time, on and subject to the terms and conditions of this Agreement, White Ice shall cause Whitesub to sell to the Purchaser or one of the Purchaser's Subsidiaries designated by the Purchaser, and the Purchaser or one of the Purchaser's Subsidiaries designated by the Purchaser shall purchase from Whitesub, the JV Shares.

2.2 **Non-Russian Purchase and Sale.** At the Non-Russian Closing Time, on and subject to the terms and conditions of this Agreement, Vendorco shall sell to the Purchaser, and the Purchaser shall purchase from Vendorco, (a) subject to Section 2.16, the Colombian Shares, (b) subject to Section 2.16, the Colombian Indebtedness, (c) the Puma Indebtedness, and (d) the Leasehold Assets, and Vendorco shall grant the Puma Share Option to the Purchaser pursuant to Section 2.10 and shall enter into the Bema Logo Assignment and, subject to Section 2.15, the Assignment and Assumption of Lease.

2.3 **Amount of Purchase Price.**

(1) The price payable by the Purchaser to Whitesub for the JV Shares is the sum of (a) $7,500,000 and (b) the JV Shares Purchase Price Additional Amount (the "**JV Shares Purchase Price**").

(2) The aggregate price payable by the Purchaser to Vendorco for the Colombian Shares and the Colombian Indebtedness is $5,000,000 (the "**Colombian Purchase Price**").

(3) The aggregate price payable by the Purchaser to Vendorco for the Puma Indebtedness is $1,800,000 (the "**Puma Indebtedness Purchase Price**").

(4) The aggregate price payable by the Purchaser to Vendorco for the Leasehold Assets is $700,000 (the "**Leasehold Purchase Price**").

2.4 **Payment of JV Shares Purchase Price.** The Purchaser shall, or shall cause one of the Purchaser's Subsidiaries to, pay the JV Shares Purchase Price to Whitesub at the Russian Closing Time as follows:

(a) as to $295,000 by the issuance of 1,782,500 shares of the Purchaser to Whitesub;

(b) as to an amount equal to the JV Shares Purchase Price Additional Amount, by wire transfer of such amount of immediately available funds to an account specified by White Ice or Whitesub by written notice to the Purchaser at or before the Russian Closing Time or, if agreed to by the Parties in writing prior to the Russian Closing Time, by a bank draft of such amount; and

(c) as to $7,205,000, by the issuance of the Russian Note by the Purchaser to Whitesub.

2.5 Payment of the Colombian Purchase Price. Subject to Section 2.16, the Purchaser shall pay the Colombian Purchase Price to Vendorco at the Non-Russian Closing Time as follows:

(a) as to $196,667, by the issuance of 1,188,333 shares of the Purchaser to Vendorco; and

(b) as to $4,803,333, by the issuance of the Colombian Note by the Purchaser to Vendorco.

2.6 Pre-closing OpCo Transfers. Prior to the Russian Closing Time, and as soon as is commercially reasonably possible, White Ice shall, or shall cause its Affiliates other than Bema to: (a) cause Whitesub to acquire a 75% interest in JV Company by means that include a cash contribution or cash share subscription of not less than two times the JV Shares Purchase Price Additional Amount and (b) complete the OpCo Transfers.

2.7 Pre-closing Non-Russian Reorganization. Immediately prior to the Non-Russian Closing Time, Vendorco shall (a) acquire from Bema or its Affiliates (i) the Colombian Shares (subject to Section 2.16), (ii) the Colombian Indebtedness (subject to Section 2.16), (iii) the Leasehold Assets, (iv) the Puma Shares and (v) the Puma Indebtedness, (b) acquire from Bema Bema's rights and interests in the Head Office Lease and assume all obligations of Bema pursuant to the Head Office Lease, and (c) acquire by assignment all of Bema's rights in the Bemo Logo and (d) acquire by assignment the Non-Russian Technical Data owned by Bema and the Russian Technical Data owned by Bema (the "**Non-Russian Reorganization**") and shall pay and satisfy or cause to be paid and satisfied all indebtedness and claims (other than the Colombian Indebtedness and the Puma Indebtedness) owed by or to any Affiliate of Bema other than the Colombian Subsidiaries or the Puma Subsidiaries to or by any of the Colombian Subsidiaries or the Puma Subsidiaries.

2.8 Assignment of Head Office Lease and Transfer of Leasehold Assets. Subject to Section 2.15, at the Non-Russian Closing Time (a) Vendorco shall assign all of its rights and interests pursuant to the Head Office Lease to the Purchaser, and the Purchaser shall assume all of Vendorco's obligations under the Head Office Lease, by entering into the Assignment and Assumption of Lease in the form of Exhibit D, or such similar form as required by the landlords to the Head Office Lease and is acceptable to the Parties, and (b) Vendorco shall assign to the Purchaser the Leasehold Assets, and the Purchaser shall pay the Leasehold Purchase Price as follows:

(i) as to $27,533, by the issuance of 166,367 shares of the Purchaser to Vendorco; and

(ii) as to $672,467, by the issuance of the Leasehold Note by the Purchaser to Vendorco.

2.9 Sublease to Kinross. Subject to Section 2.15, at the Non-Russian Closing Time, the Purchaser, as tenant, shall enter into a sublease with an Affiliate of Kinross as Kinross may designate in its sole discretion, as subtenant, by entering into a sublease (the "**Sublease**") in the form of Exhibit E.

2.10 Puma Share Option. At the Non-Russian Closing Time, Vendorco shall grant to the Purchaser the Puma Share Option, in the form of Exhibit H.

2.11 Assignment of Puma Debt and Puma Management Services. The Purchaser agrees to enter into a written agreement with Puma to provide management services to Puma, subject to the prior written approval of Vendorco (which shall not be unreasonably withheld), for a period commencing on the Non-Russian Closing Date and ending on or after the first anniversary of the Non-Russian Closing Date, substantially similar to the management services provided by Bema and/or its Affiliates to Puma in the one year period immediately prior the Non-Russian Closing Date. At the Non-Russian Closing Time, Vendorco shall assign the Puma Indebtedness to the Purchaser and the Purchaser shall pay the Puma Indebtedness Purchase Price as follows:

(a) as to $70,800, by the issuance of 427,800 shares of the Purchaser to Vendorco; and

(b) as to $1,729,200, by the issuance of the Puma Note by the Purchaser to Vendorco.

2.12 Security. At (a) the Russian Closing Time, the Purchaser shall provide security to Whitesub in the form of Exhibit O (the "**Russian Security**") with respect to the indebtedness owing pursuant to the Russian Note; (b) the Non-Russian Closing Time, the Purchaser shall provide security to Vendorco in the form of Exhibit P (the "**Non-Russian Security**") with respect to the indebtedness owing pursuant to the Colombian Note, the Leasehold Note and the Puma Note.

2.13 Non Solicitation of Russian Employees. Neither the Purchaser nor any Affiliate of the Purchaser shall, until the date that is two years following the Non-Russian Closing Date, directly or indirectly solicit for employment (other than general solicitations of a public nature not specifically directed at employees or contractors of White Ice or any of its Affiliates), employ, or engage as a consultant any person (other than shareholders of the Purchaser as at the Non-Russian Closing Time) who, as of the date of this Agreement, is employed or engaged in Russia as a consultant by White Ice or any Affiliate of White Ice, or otherwise performs similar functions in Russia on behalf of White Ice or any Affiliate of White Ice provided that this section 2.13 shall not prevent the Purchaser or any Affiliate of the Purchaser from employing or engaging as a consultant any person whose employment has previously been terminated by White Ice or any of its Affiliates or whose consulting contract or consulting arrangement has previously been terminated by White Ice or any of its Affiliates or expired.

2.14 Allocation of Purchase Prices. The JV Shares Purchase Price shall be allocated to the JV Shares. The Colombian Purchase Price shall be allocated first to the Colombian Indebtedness, up to the aggregate book value of the Colombian Indebtedness as recorded in the records of Vendorco and thereafter to the Colombian Shares. Notwithstanding the forgoing in no case shall the purchase price allocated to the Colombian Shares be less than $1.00. The Puma Indebtedness Purchase Price shall be allocated to the Puma Indebtedness. The Leasehold Purchase Price shall be allocated to the Leasehold Assets.

2.15 Failure to Assign Head Office Lease. If the Assignment and Assumption of Lease in the form of Exhibit D is not acceptable to the landlords to the Head Office Lease, and such form as is required by the landlords to the Head Office Lease is not acceptable to all of the Parties hereto, then (a) Section 2.8(a) and Section 2.9 shall be void and of no force and effect whatsoever, and the closing deliveries contemplated in Section 4.5(d) and (e), and Section 4.6(d) and (e), shall not be required to be delivered to the Purchaser or Vendorco, as the case may be, at the Non-Russian Closing and (b) Vendorco, as sublandlord, and the Purchaser, as subtenant, shall enter into a sublease (the "**Alternative Sublease**") in the form of Exhibit F, and the closing deliveries contemplated in Section 4.5(l) and (m) and Section 4.6(i) shall be delivered or caused to be delivered at the Non-Russian Closing by Vendorco or by the Purchaser, as the case may be.

2.16 AngloGold Release. The Purchaser is required to undertake all reasonable commercial efforts to obtain and deliver at the Non-Russian Closing an unconditional consent and full and complete release of all of Bema's obligations pursuant to the Relationship, Farm-Out and Joint Venture Agreement among Bema, AngloGold Ashanti Limited, Sociedad Kedahda S.A. and AARI, by all of the parties to such agreement other than Bema, being AngloGold Ashanti Limited, Sociedad Kedahda S.A. and AARI (the "**AngloGold Release**"). If the Purchaser does not deliver the AngloGold Release at the Non-Russian Closing, then Sections 2.2(a) and (b), 2.3(2), 2.5 and 2.7(a)(i) and (ii) Section 2.18 shall be void and of no force and effect whatsoever, and the closing deliveries contemplated in Section 4.5(a), (b) and (c), and Section 4.6(a), (b), (j) and (o) shall not be required to be delivered to the Purchaser or Vendorco, as the case may be, at the Non-Russian Closing.

2.17 Transitional License of Bema Logo. Effective from the time of the Non-Russian Closing, the Purchaser hereby grants to Vendorco and its Affiliates a non-exclusive license to use the Bema Logo for six months from the date of the Non-Russian Closing, provided that Vendorco and its Affiliates shall make reasonable efforts to discontinue such use as soon as reasonably practicable following the Non-Russian Closing.

2.18 Assignment of Non-Russian Technical Data. Subject to Section 2.16, effective from the Non-Russian Closing Time, Vendorco shall, pursuant to an assignment agreement in substantially the form of the assignment agreement attached hereto as Exhibit W, transfer and assign all of its right, title and interests in and to the Non-Russian Technical Data to the Purchaser. Notwithstanding the transfer and assignment of the Non-Russian Technical Data contemplated in this section, Vendorco may retain separate copies of some or all of the Non-Russian Technical Data for audit, compliance and/or other purposes.

2.19 License of Russian Technical Data. Effective from the Non-Russian Closing Time, Vendorco hereby grants to the Purchaser a non-exclusive irrevocable license to use the Russian Technical Data owned by Vendorco in accordance with the terms of the JV Agreement and the Russian Properties Agreement. At the Non-Russian Closing, Vendorco will provide to Purchaser a copy of all Russian Technical Data, whether in hard copy documentary form or electronic format (including all computer files). Vendorco and Purchaser acknowledge and agree that, except as either Party may be restricted by the JV Agreement or the Russian Properties Agreement with respect to certain areas of the Russian Federation, they, and their respective successors and assigns, shall each be entitled to use, commercialize, disclose to third parties, publish, transfer the rights to, license or otherwise deal with, the Russian Technical Data as an

owner of such data would be fully entitled to do. Nothing in this Agreement will require a Party to disclose to any other Party any modifications, supplements, derivative works or any know-how or confidential information that is developed independently by or for a Party following the Russian Closing Date.

2.20 Share Adjustment. The parties agree that, notwithstanding the numbers of shares specified in sections 2.4(a), 2.5(a), 2.8(b)(i) and 2.11(a), such numbers of shares may be varied by the Purchaser so long as the total number of shares required to be issued to Vendorco and White Ice pursuant to such sections is not less than 9.9% of the total number of shares issued by the Purchaser up to the date of the Non-Russian Closing, after giving effect to such issuance, and the number of shares issued pursuant to each such section is in the same ratio as the numbers of shares now specified in such sections and the number of shares to be issued at the Russian Closing is equal to the total number of shares to be issued at the Non-Russian Closing. If the total value of the shares to be issued for the assets to be acquired pursuant to each such section, based on the weighted-average issue price of all shares issued prior to the Non-Russian Closing Date, is greater or less than the value specified in each such subsection (a), a corresponding adjustment shall be made to the principal amount of the promissory note provided for in the relevant section, so that the total amount of the consideration payable by way of such shares and note is equal to the consideration provided for in each such section.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to Vendorco and White Ice as follows:

(1) *Incorporation and Corporate Power.* The Purchaser is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(2) *Authorization by Purchaser.* The execution and delivery of this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser and do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(a) the articles or by-laws (or their equivalent) of the Purchaser,

(b) any Laws, or

(c) any contract, agreement, licence or permit to which the Purchaser is bound or is subject or of which the Purchaser is the beneficiary.

(3) *Enforceability.* This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms and each other agreement to be executed by the Purchaser as contemplated herein will, upon execution of such agreement by the parties thereto, constitute a binding obligation of the Purchaser in accordance with its terms.

(4) *Capitalization.* The Purchaser has a single class or series of authorized shares. The Purchaser's authorized capital consists of an unlimited number of Purchaser Common Shares and an unlimited number of preferred shares. All of the outstanding Purchaser Common Shares are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). The Purchaser Common Shares outstanding and the registered owners thereof as of the date hereof are set forth in Schedule 1. There are no preferred shares of the Purchaser issued and outstanding as of the date hereof, and there shall be no such preferred shares issued and outstanding as at the Non-Russian Closing Time. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Purchaser to issue or sell any shares of the Purchaser or any securities or obligations of any kind convertible into or exchangeable for any shares of the Purchaser except such as would, if exercised, not cause the Purchaser Common Shares issued or to be issued pursuant to Sections 2.4(a), 2.5(a), 2.8(b)(i) and 2.11(a) to together constitute less than 9.9% of the outstanding Purchaser Common Shares or where such have been created in compliance with the Share Option and Pre-emptive Rights Agreement. There are no

outstanding bonds, debentures or other evidences of indebtedness of the Purchaser having the right to vote with the holders of Purchaser Common Shares on any matter. There are no outstanding contractual obligations of the Purchaser to repurchase, redeem or otherwise acquire any outstanding Purchaser Common Shares or with respect to the voting or disposition of any outstanding Purchaser Common Shares.

(5) *No Consent or Approval Required.* Other than the Russian Closing Consents and the Non-Russian Closing Consents, no consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required (A) to be obtained or made by the Purchaser in connection with the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby, or (B) to be obtained in connection with the acquisition (directly or indirectly) by the Purchaser of the properties, property rights and interests (including all exploration, retention, reconnaissance, development or mining rights, licences or permits) and mining operations owned directly or indirectly by AARI, JV Company and OpCo in connection with the transactions contemplated herein.

(6) *No Subsidiaries or Other Assets.* Other than as contemplated herein, the Purchaser does not have any material assets, other than cash, and for greater certainty, the Purchaser does not own any shares or similar equity interests.

(7) *No Liabilities.* The Purchaser has no indebtedness or outstanding liabilities or obligations of any other type whatsoever, whether accrued, absolute, contingent or otherwise ("**Liabilities**") including, without limitation, any Liabilities as a result of any actual or potential litigation and any tax liability accrued or payable in respect of any taxation year of the Purchaser ending on or prior to the Non-Russian Closing Date (whether or not known at that time), other than liabilities in an aggregate amount of less than $100,000, or liabilities as are contemplated herein.

(8) *Absence of Changes.* Since the Purchaser's incorporation on November 30, 2006:

(a) the Purchaser has not acquired any material property or assets thereof other than as contemplated herein;

(b) there has not been any incurrence, assumption or guarantee by the Purchaser of any debt for borrowed money, any creation or assumption by the Purchaser of any Encumbrance, any making by the Purchaser of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by the Purchaser of any contract, agreement, licence, lease transaction, commitment or other right or obligation other than as contemplated herein;

(c) the Purchaser has not declared or paid any dividends or made any other distribution on any of the Purchaser Common Shares;

(d) the Purchaser has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Purchaser Common Shares;

(e) the Purchaser has not issued, nor agreed to issue, conditionally or unconditionally, any preferred shares in the capital stock of the Purchaser.

(9) *Shares Issued.* All of the Purchaser Common Shares to be issued pursuant to Section 2.4(a), Section 2.5(a), Section 2.8(b)(i) and Section 2.11(a) will be, upon issuance as provided herein, duly authorized, validly issued, fully paid and non-assessable (and where required, properly registered). As at the time that such shares are issued, the Purchaser Common Shares to be issued pursuant to Section 2.4(a), Section 2.5(a), Section 2.8(b)(i) and Section 2.11(a) shall in aggregate constitute not less than 9.9% of the issued and outstanding Purchaser Common Shares at such time except to the extent to which Vendorco, having received notice from the Purchaser in accordance with the terms of the Share Option and Pre-Emptive Rights Agreement, has not elected to exercise its rights of pre-emption under such agreement.

(10) *Residency.* The Purchaser is a corporation resident in Canada for the purposes of the *Income Tax Act* (Canada).

(11) *Compliance with Laws.* The Purchaser has complied with and is not in violation or default under any applicable Laws, its constating documents or any resolutions of its directors or shareholders, and no such violation will result from the execution of the Agreement by the parties hereto or the performance of their obligations hereunder.

(12) *No Business.* The only business activity of the Purchaser since its incorporation has been to hold shares and since that time it has not carried on any business or activity other than in respect of the organization and financing of its business or as contemplated herein. Other than in respect of the organization and financing of its business or as is contemplated herein, the Purchaser does not own, hold or have rights to any assets, rights or other entitlements of any kind whatsoever and is not a party to or bound by any contract.

(13) *Agreements.* The Purchaser is not a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation, other than its Subsidiaries, other than as contemplated herein.

(14) *Litigation.* There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including without limitation any appeal and application for review, in progress, pending or threatened against or relating to the Purchaser or affecting its assets, at law or in equity, before any court, governmental department, commission, board, bureau, agency or arbitrator or instrumentality, domestic or foreign that would reasonably be expected to be material to the Purchaser and its subsidiaries taken as a whole.

(15) *Articles and By-laws.* The Purchaser has made available a true and complete copy of the articles and by-laws of the Purchaser, including any and all amendments thereto, and such articles and by-laws are in full force and effect.

3.2 Representations and Warranties of Vendorco and White Ice. Vendorco and White Ice jointly and severally represent and warrant to the Purchaser as follows:

(1) *Incorporation and Corporate Power.* Vendorco and White Ice are corporations incorporated, organized and subsisting under the laws of the jurisdictions of their respective incorporation. Vendorco and White Ice have the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by each of them as contemplated herein and to perform their obligations under this Agreement and under all such other agreements and instruments.

(2) *Authorization by Vendorco and White Ice.* The execution and delivery of this Agreement and all other agreements and instruments to be executed by Vendorco and White Ice as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of each of them and do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(a) the articles or by-laws (or their equivalent) of Vendorco or White Ice,

(b) any Laws, or

(c) any contract, agreement, licence or permit to which either Vendorco or White Ice is bound or is subject or of which any of either Vendorco or White Ice is the beneficiary;

(3) *Enforceability.* This Agreement constitutes a valid and binding obligation of each of Vendorco and White Ice enforceable against them in accordance with its terms and each other agreement to be executed by Vendorco or White Ice as contemplated herein will, upon execution of such agreement by the parties thereto, constitute a binding obligation of that Party in accordance with its terms.

(4) *Residency.* White Ice is a corporation resident in the British Virgin Islands. Vendorco is a corporation resident in Canada for purposes of the *Income Tax Act* (Canada). Whitesub shall be a corporation resident in British Virgin Islands at the Russian Closing Time.

3.3 Additional Representations and Warranties of White Ice. White Ice represents and warrants with respect to each of OpCo and JV Company, as at the Russian Closing Time, as follows:

(1) *Incorporation and Corporate Power.* Each of OpCo and JV Company is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. Each of OpCo and JV Company has the corporate power, authority and capacity to execute and deliver the agreements and instruments relating to the OpCo Transfers and to perform its obligations in relating to such agreements and instruments.

(2) *Authorization.* The execution and delivery of the agreements and instruments to be executed by each of OpCo and JV Company in connection with the OpCo Transfers and the completion of the transactions contemplated by the OpCo Transfers have been duly authorized by all necessary corporate action on the part of each of OpCo and JV Company and do not and

will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(a) the articles or by-laws (or their equivalent) of each of OpCo and JV Company,

(b) any Laws, or

(c) any contract, agreement licence or permit to which each of OpCo and JV Company is bound or is subject or of which each of OpCo and JV Company is the beneficiary.

(3) *Capitalization.* All of the issued and outstanding shares of OpCo are owned by JV Company and upon completion of the Russian Closing 37.5% of the issued and outstanding shares of JV Company will be owned by the Purchaser or one of its Affiliates and 37.5% of the issued and outstanding shares of JV Company will be owned by Whitesub. All of the shares of OpCo and JV Company are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating each of OpCo and JV Company to issue or sell any shares of each of OpCo and JV Company or any securities or obligations of any kind convertible into or exchangeable for any shares of each of OpCo and JV Company. There are no outstanding bonds, debentures or other evidences of indebtedness of each of OpCo and JV Company having the right to vote with the holders of shares of each of OpCo and JV Company on any matter. There are no outstanding contractual obligations of each of OpCo and JV Company to repurchase, redeem or otherwise acquire any shares or with respect to the voting or disposition of any outstanding shares.

(4) *No Subsidiaries or Other Assets.* Other than as contemplated herein, each of OpCo and JV Company does not have any material assets, other than cash, or, in the case of OpCo, the OpCo Assets, and, for greater certainty, OpCo does not own any shares or similar equity interests and JV Company does not own any shares or similar equity interests except for shares of OpCo.

(5) *No Liabilities.* OpCo and JV Company have no indebtedness or outstanding liabilities or obligations of any other type whatsoever, whether accrued, absolute, contingent or otherwise (**"Liabilities"**) including, without limitation, any Liabilities as a result of any actual or potential litigation and any tax liability accrued or payable in respect of any taxation year of each of OpCo and JV Company ending on or prior to the Russian Closing Date (whether or not known at that time), other than liabilities in an aggregate amount of less than $100,000, or liabilities as are contemplated herein or as contemplated in the JV Agreement.

(6) *Absence of Changes.* Since each of OpCo and JV Company's incorporation, except pursuant to the OpCo Transfers, as otherwise contemplated herein, or as contemplated in the JV Agreement:

(a) each of OpCo and JV Company has not acquired any material property or assets;

(b) there has not been any incurrence, assumption or guarantee by OpCo or JV Company of any debt for borrowed money, any creation or assumption by OpCo

or JV Company of any Encumbrance, any making by OpCo or JV Company of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by OpCo or JV Company of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(c) each of OpCo and JV Company has not declared or paid any dividends or made any other distribution;

(d) each of OpCo and JV Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of its outstanding shares; and

(e) each of OpCo and JV Company has not issued, or agreed to issue, conditionally or unconditionally, any shares in its capital stock.

(7) *Compliance with Laws*. Each of OpCo and JV Company has complied with and is not in violation or default under any applicable Laws, its constating documents or any resolutions of its directors or shareholders.

(8) *No Business*. Other than as contemplated herein, or as contemplated in the JV Agreement, the only business activity of OpCo since its incorporation has been to hold the Chukotka Licenses and the OpCo Assets and the only business activity of JV Company since its incorporation has been to hold the shares of OpCo and since that time neither OpCo nor JV Company has carried on any business or activity other than in respect of the organization and financing of its business or as contemplated by the OpCo Transfers or the JV Agreement. Other than in respect of the organization and financing of its business or as is contemplated herein or in the JV Agreement, each of OpCo and JV Company does not own, hold or have rights to any assets, rights or other entitlements of any kind whatsoever (other than the OpCo Assets) and is not a party to or bound by any contract.

(9) *Agreements*. Each of OpCo and JV Company is not a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation, other than as contemplated herein or inter-company indebtedness between OpCo and JV Company.

(10) *Litigation*. There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including without limitation any appeal and application for review, in progress, pending or threatened against or relating to OpCo or JV Company or affecting the assets of OpCo or JV Company, at law or in equity, before any court, governmental department, commission, board, bureau, agency or arbitrator or instrumentality, domestic or foreign that would reasonably be expected to be material to JV Company taken as a whole.

(11) *Articles and By-laws*. The Purchaser has made available a true and complete copy of the articles and by-laws of each of OpCo and JV Company, including any and all amendments thereto, and such articles and by-laws are in full force and effect.

Notwithstanding the foregoing, any representation or warranty in Section 3.3 that would otherwise be inaccurate or untrue shall be deemed to not be inaccurate or untrue if such inaccuracy or untruth is as a result of or related to any action, omission, or state of affairs which occurred, failed to occur or existed, as the case may be, (i) prior to the Effective Time (as defined in the Arrangement Agreement) or (ii) due to the transactions contemplated in the Arrangement Agreement, this Agreement, or the Joint Venture Agreement.

3.4 **Commissions.** Each Party represents and warrants to the other Parties that such other Parties will not be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

3.5 **Survival of Representations and Warranties.**

(1) *Purchaser's Representations.* The representations and warranties of the Purchaser contained in Section 3.1 or any other agreement, certificate or instrument delivered pursuant to this Agreement by or on behalf of the Purchaser shall survive the Russian Closing and the Non-Russian Closing for a period of two years from the Non-Russian Closing Date, and notwithstanding the Russian Closing and the Non-Russian Closing, shall continue in full force and effect for the benefit of Vendorco and White Ice, after which time the Purchaser shall be released from all obligations in respect of such representations and warranties except with respect to any claim in respect of any Damages of which Vendorco or White Ice gives notice in writing to the Purchaser (setting out in reasonable detail the nature of such claim and the appropriate amount of the Damages arising as a result thereof) before the expiration of such period. Notwithstanding the foregoing sentence, there shall be no time limit on the representations and warranties of the Purchaser set out in Section 3.1 which relate to the incorporation of the Purchaser, the due authorization of this Agreement by the Purchaser and the enforceability of the Purchaser's obligations under this Agreement.

(2) *Vendorco's and White Ice's Representations.* The representations and warranties of Vendorco and White Ice contained in Section 3.2, 3.3 or any other agreement, certificate or instrument delivered pursuant to this Agreement by or on behalf of Vendorco or White Ice shall survive the Russian Closing and the Non-Russian Closing for a period of two years from the Non-Russian Closing Date, and notwithstanding the Russian Closing and the Non-Russian Closing, shall continue in full force and effect for the benefit of the Purchaser, after which time Vendorco and White Ice shall be released from all obligations in respect of such representations and warranties except with respect to any claim in respect of any Damages of which the Purchaser gives notice in writing to Vendorco and White Ice (setting out in reasonable detail the nature of such claim and the appropriate amount of the Damages arising as a result thereof) before the expiration of such period. Notwithstanding the foregoing sentence, there shall be no time limit on the representations and warranties of Vendorco and White Ice set out in Section 3.2 or the representations and warranties of White Ice set out in Section 3.3 which relate to the incorporation of Vendorco, White Ice, OpCo or JV Company, the due authorization of this Agreement by Vendorco and White Ice, the due authorization by OpCo and JV Company of the agreements and instruments executed by OpCo and/or JV Company, respectively, in connection with the OpCo Transfers, and the enforceability of Vendorco's and White Ice's obligations under this Agreement.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1 **Russian Closing.** The Russian Closing shall take place at 4:00 p.m. (local time) on the Russian Closing Date at the offices of Chadbourne & Parke LLP in Moscow, Russia, or at such other time on the Russian Closing Date or such other place as may be agreed orally or in writing by White Ice and the Purchaser.

4.2 **White Ice's Russian Closing Deliveries.** At the Russian Closing, White Ice shall deliver or cause to be delivered to the Purchaser the following documents:

(a) the certificate or certificates representing the JV Shares;

(b) a transfer of the JV Shares in the form of Exhibit A, duly executed by Whitesub;

(c) the certificate contemplated in Section 5.1(1)

(d) a copy of the Russian Technical Data licensed to the Purchaser pursuant to Section 2.19; and

(e) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

4.3 **Purchaser's Russian Closing Deliveries.** At the Russian Closing, the Purchaser shall deliver or cause to be delivered to Whitesub the following documents and payments:

(a) the certificate or certificates representing the shares of the Purchaser described in Section 2.4(a);

(b) the payment referred to in Section 2.4(b);

(c) the Russian Note in the form of Exhibit J, duly executed by the Purchaser;

(d) the Russian Security, in the form of Exhibit O, duly executed by the Purchaser;

(e) a release and indemnity in respect of the JV Shares in the form of Exhibit S.1, duly executed by the Purchaser;

(f) the certificate contemplated in Section 5.3(1); and

(g) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by White Ice (including for greater certainty any applicable consents, permits or approvals required from any relevant Governmental Entity) to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to White Ice, acting reasonably.

4.4 Non-Russian Closing. The Non-Russian Closing shall take place at 5:00 p.m. on the Non-Russian Closing Date at the offices of Blake, Cassels & Graydon LLP in Toronto, Ontario, or at such other time on the Non-Russian Closing Date or such other place as may be agreed orally or in writing by Vendorco and the Purchaser.

4.5 Vendorco's Non-Russian Closing Deliveries. At the Non-Russian Closing, Vendorco shall deliver or cause to be delivered to the Purchaser the following documents:

(a) subject to Section 2.16, the certificates representing the Colombian Shares;

(b) subject to Section 2.16, a transfer of the Colombian Shares in the form of Exhibit B, duly executed by Vendorco;

(c) subject to Section 2.16, an assignment to the Purchaser of the Colombian Indebtedness, in the form of Exhibit C, duly executed by Vendorco;

(d) subject to Section 2.15, the Assignment and Assumption of Lease in the form of Exhibit D, or such similar form as may be required by the landlords under the Head Office Lease and is acceptable to the Parties, duly executed by Vendorco;

(e) subject to Section 2.15, the Sublease in the form of Exhibit E, duly executed by the subtenant thereunder;

(f) an assignment of the Leasehold Assets, in the form of Exhibit G, duly executed by Vendorco;

(g) the Puma Share Option in the Form of Exhibit H, duly executed by Vendorco;

(h) the assignment of the Puma Indebtedness in the form of Exhibit I, duly executed by Vendorco and Puma;

(i) the Bema Logo Assignment in the form of Exhibit Q, duly executed by Vendorco;

(j) the Share Option and Pre-emptive Right Agreement in the form of Exhibit R, duly executed by Vendorco;

(k) the certificate contemplated in Section 5.1(2);

(l) if required by Section 2.15, the Alternative Sublease in the form of Exhibit F, duly executed by Vendorco;

(m) if required by Section 2.15, any landlord consents required with respect to the Alternative Sublease under the terms of the Head Office Lease;

(n) the Transitional Services Agreement in the form of Exhibit T, duly executed by Vendorco;

(o) subject to Section 2.16, the assignment of the Non-Russian Technical Data owned by Vendorco in the form of Exhibit W, duly executed by Vendorco;

(p) the confirmation in writing by the parties to the Arrangement Agreement contemplated in Section 5.1(2); and

(q) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

4.6 Purchaser's Non-Russian Closing Deliveries. At the Non-Russian Closing, the Purchaser shall deliver or cause to be delivered to Vendorco the following documents and payments:

(a) subject to Section 2.16, the certificate or certificates representing the shares of the Purchaser described in Section 2.5(a);

(b) subject to Section 2.16, the Colombian Note in the form of Exhibit K, duly executed by the Purchaser;

(c) the Non-Russian Security in the form of Exhibit P, duly executed by the Purchaser;

(d) subject to Section 2.15, the Assignment and Assumption of Lease in the form of Exhibit D, or such similar form as may be required by the landlords to the Head Office Lease and is acceptable to the Parties, duly executed by the Purchaser;

(e) subject to Section 2.15, the Sublease in the form of Exhibit E, duly executed by the Purchaser;

(f) the Share Option and Pre-emptive Right Agreement in the form of Exhibit R, duly executed by the Purchaser;

(g) a release and indemnity in respect of the Colombian Shares, the Colombia Indebtedness, the Leasehold Assets, the Lease Agreement, the Puma Shares and the Puma Indebtedness, in the form of Exhibit S, duly executed by the Purchaser;

(h) the certificate contemplated in Section 5.3(2);

(i) if required by Section 2.15, the Alternative Sublease in the form of Exhibit F, duly executed by the Purchaser;

(j) subject to Section 2.16, the AngloGold Release, duly executed by AngloGold Ashanti Limited, Sociedad Kedahda S.A. and AARJ;

(k) the Transitional Services Agreement in the form of Exhibit T, duly executed by the Purchaser;

(l) the Puma Note in the form of Exhibit U, duly executed by the Purchaser;

(m) the Leasehold Note in the form of Exhibit T, duly executed by the Purchaser;

(n) the certificates representing the shares of the Purchaser described in Section 2.8(b)(i) and Section 2.11(a);

(o) the confirmation in writing by the parties to the Arrangement Agreement contemplated in Section 5.3(2); and

(p) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by Vendorco to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to Vendorco, acting reasonably.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions.

(1) The Purchaser shall not be obligated to complete the purchase of the JV Shares pursuant to Section 2.1 of this Agreement unless (i) each of the conditions in Article VI of the Arrangement Agreement has either been satisfied or waived, (ii) the representations and warranties of White Ice in Section 3.2 and Section 3.3 shall be accurate in all material respects at the Russian Closing Time, (iii) all of the Russian Closing Consents have been obtained, (iv) the Joint Venture Agreement (as defined by the Arrangement Agreement) shall have been entered into and shall remain in force and unamended, other than amendments agreed to by the parties thereto, and with no breach thereunder that shall not have been cured as at the Russian Closing Time, and (v) at or before the Russian Closing Time, White Ice shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Russian Closing Time (including completion of the transactions contemplated by Section 2.6, including the OpCo Transfers) and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Russian Closing a certificate of two senior officers of White Ice certifying such accuracy, performance and compliance and all of the other documents contemplated in Section 4.2, it being understood that such conditions are included for the exclusive benefit of the Purchaser. White Ice shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed in this Section 5.1(1) are fulfilled at or before the Russian Closing Time.

(2) The Purchaser shall not be obligated to complete the transactions contemplated by Sections 2.2, 2.8, 2.9, 2.10, 2.11 or 2.15 of this Agreement unless (i) the parties to the Arrangement Agreement have confirmed to the Purchaser in writing that each of the conditions (other than those conditions relating to such transactions) in Article VI of the Arrangement Agreement has either been satisfied or waived, (ii) the representations and warranties of Vendorco in Section 3.2 shall be accurate in all material respects at the Non-Russian Closing Time, (iii) all of the Non-Russian Closing Consents have been obtained, and (iv) at or before the Non-Russian Closing Time, Vendorco shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Non-Russian Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Non-Russian Closing a certificate of two senior officers of Vendorco certifying such accuracy, performance and compliance and all of the other documents contemplated in Section 4.5, it being understood that such conditions are included for the exclusive benefit of the Purchaser. Vendorco shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed in this Section 5.1(2) are fulfilled at or before the Non-Russian Closing Time.

(3) The Purchaser shall not be obliged to complete any of the transactions contemplated by Sections 2.2, 2.8, 2.9, 2.10, 2.11 or 2.15 unless all of the transactions contemplated by Sections 2.2, 2.10, 2.11 and either 2.8 and 2.9 or 2.15 are completed at the same time.

5.2 Condition not Fulfilled.

(1) If any condition in Section 5.1(1) has not been fulfilled at or before the Russian Closing Time in all material respects or if any such condition is or becomes impossible to satisfy in all material respects, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a) terminate this Agreement by notice to Vendorco and White Ice, as provided in Section 8.1 (unless the Non-Russian Closing has occurred, in which case the Purchaser may terminate its obligations under Sections 2.1, 2.4, 2.12(a), 2.13 and 4.3, and if it does so, White Ice's obligations under Sections 2.1, 2.6 and 4.2 shall also be terminated); or

(b) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

(2) If any condition in Section 5.1(2) has not been fulfilled at or before the Non-Russian Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a) terminate this Agreement by notice to Vendorco and White Ice, as provided in Section 8.1; or

(b) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

5.3 White Ice's and Vendorco's Conditions.

(1) White Ice shall not be obligated to complete the sale of the JV Shares pursuant to Section 2.1 of this Agreement unless (i) each of the conditions in Article VI of the Arrangement Agreement has either been satisfied or waived, (ii) the representations and warranties of the Purchaser in Section 3.1 shall be accurate in all material respects at the Non-Russian Closing Time, (iii) all of the Russian Closing Consents have been obtained, and (iv) the Purchaser shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Russian Closing Time and shall have executed and delivered or caused to have been executed and delivered to White Ice at the Russian Closing a certificate of two senior officers of the Purchaser certifying such accuracy, performance and compliance and all of the other documents contemplated in Section 4.3, it being understood that the said conditions are included for the exclusive benefit of Vendorco and White Ice. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser's control as may be necessary to ensure that the conditions listed in this Section 5.3(1) are fulfilled at or before the Russian Closing Time.

(2) Vendorco shall not be obligated to complete the transactions contemplated by Sections 2.2, 2.8, 2.9, 2.10, 2.11 or 2.15 of this Agreement unless, (i) the parties to the

Arrangement Agreement have confirmed to Vendorco in writing that each of the conditions (other than those conditions relating to such transactions) in Article VI of the Arrangement Agreement has either been satisfied or waived, (ii) the representations and warranties of the Purchaser in Section 3.1 shall be accurate in all material respects at the Non-Russian Closing Time, (iii) all of the Non-Russian Closing Consents have been obtained, and (iv) the Purchaser shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Non-Russian Closing Time and shall have executed and delivered or caused to have been executed and delivered to Vendorco at the Non-Russian Closing a certificate of two senior officers of the Purchaser certifying such accuracy, performance and compliance and all of the other documents contemplated in Section 4.6, it being understood that the said conditions are included for the exclusive benefit of Vendorco. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser's control as may be necessary to ensure that the conditions listed in this Section 5.3(2) are fulfilled at or before the Non-Russian Closing Time.

5.4 Condition not Fulfilled.

(1) Subject to the provisions of Section 5.5, if any condition in Section 5.3(1) shall not have been fulfilled at or before the Russian Closing Time in all material respects or if any such condition is or becomes impossible to satisfy in all material respects, other than as a result of the failure of Vendorco or White Ice to comply with its obligations under this Agreement, then White Ice in its sole discretion may, without limiting any rights or remedies available to White Ice at law or in equity, either:

(a) terminate its obligations under Sections 2.1, 2.6 and 4.2, and if it does so, the Purchaser's obligations under Sections 2.1, 2.4, 2.12(a), 2.13 and 4.3 shall also be terminated; or

(b) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

(2) If any condition in Section 5.3(2) shall not have been fulfilled at or before the Non-Russian Closing Time in all material respects or if any such condition is or becomes impossible to satisfy in all material respects, other than as a result of the failure of Vendorco, White Ice or Kinross to comply with its obligations under this Agreement, then either Vendorco, White Ice or Kinross in its sole discretion may, without limiting any rights or remedies available to Vendorco or White Ice at law or in equity, either:

(a) terminate this Agreement by notice to the Purchaser as provided in Section 8.1; or

(b) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

5.5 Further Assurances Covenant. If one or more of the Russian Closing Consents has not been obtained or the OpCo Transfers have not been completed as at December 31, 2007, as contemplated by this Agreement, but all conditions set forth in Section 5.3(1) (other than the condition set forth in Section 5.3(1)(iii)) have been satisfied or waived, then White Ice shall cease to have any obligations under Sections 2.1, 2.6 and 4.2 and the Purchaser shall cease to

have any obligations under Sections 2.1, 2.4, 2.12(a), 2.13 and 4.3, and White Ice shall, upon written notice from the Purchaser received by White Ice no later than January 31, 2008, use reasonable commercial efforts to structure, together with the Purchaser, an alternative transaction that will provide, to the extent reasonably possible, the Purchaser with the equivalent of an indirect 37.5% interest in the Chukotka Licenses in consideration for the payment by the Purchaser of the JV Shares Purchase Price, as adjusted as is reasonable in the circumstances to reflect any increased costs or expenses, including Taxes, as would be incurred as a result of entering into such alternative transaction as compared to the transactions contemplated in Sections 2.1 and 2.6. In the event that such alternative transaction has not been completed within 180 days of such written notice from the Purchaser, then either the Purchaser or White Ice may, without limiting any rights or remedies available to such Party at law or in equity, terminate any obligations arising as a result of this Section 5.5.

ARTICLE 6
INDEMNIFICATION

6.1 Indemnity by Vendorco and White Ice. Vendorco and White Ice shall each jointly and severally indemnify the Purchaser's Indemnified Parties and save them fully harmless against any Damages which may be imposed upon or asserted against or suffered or incurred by the Purchaser's Indemnified Parties as a direct or indirect result of, or arising out of or in connection with or related in any manner whatever to:

(a) any incorrectness in or breach of any representation or warranty of Vendorco or White Ice, respectively, contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, and

(b) any breach or any non-fulfilment of any covenant or agreement on the part of Vendorco or White Ice, respectively, contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

6.2 Indemnity by the Purchaser. The Purchaser shall indemnify Bema's Indemnified Parties and save them fully harmless against any Damages which may be imposed upon or asserted against or suffered or incurred by Bema's Indemnified Parties as a direct or indirect result of, or arising out of or in connection with or related in any manner whatever to:

(a) any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; and

(b) any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

6.3 Agency for Non-Parties. Each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party's Indemnified Parties on behalf of each such Indemnified Party.

6.4 Notice of Claim. If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a **"Third Party Claim"**) or whether the potential Damages do not so arise (a **"Direct Claim"**), and shall also specify with reasonable particularity (to the extent that the information is available):

(a) the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b) the amount of the potential Damages arising therefrom, if known

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of a particular claim in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article shall be reduced to the extent that Damages are incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

6.5 **Direct Claims.** In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of notice thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 6, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60-day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

6.6 **Third Party Claims.** In the case of a Third Party Claim, the provisions in the following paragraphs of this Section 6.6 apply.

(a) The Indemnifying Party shall have the right, at its expense, to participate in and control the negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Indemnifying Party, except as provided in Section 6.6(c):

(b) If the Indemnifying Party elects to participate in and assume control as contemplated in Section 6.6(a), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses incurred as a result of such participation in and assumption. The Indemnified Party shall have the right to participate in but not control the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(c) If, having elected to assume control of the negotiation, settlement or defence of the Third Party Claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(d) If any Third Party Claim is of a nature such that (i) the Indemnified Party is required by applicable Law or any order, or (ii) it is necessary in the reasonable view of the Indemnified Party acting in good faith and in a manner consistent with reasonable commercial practices, to make a payment to any Person (a "**Third Party**") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, then the Indemnified Party may, after having given to the Indemnifying Party such notice as it reasonable in the circumstances, make such payment and the Indemnifying Party shall, promptly after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, promptly after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(e) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

6.7 Interest on Damages. The amount of any Damages which is subject to indemnification hereunder shall bear interest from and including the date the Indemnified Party was notified of the claim for Damages at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Damages by the Indemnifying Party is made, compounded monthly, and the amount of such interest shall be deemed to be part of such Damages.

ARTICLE 7
COVENANTS

7.1 Confidentiality.

(1) *Information To Be Confidential.* Each Party shall hold and shall cause each of its Representatives to hold in strictest confidence and not use in any manner, other than as expressly contemplated by Section 9.3 or any other provision of this Agreement, any Confidential Information of the other Parties.

(2) *Required Disclosure.* Section 7.1(1) shall not apply to the disclosure of any Confidential Information if such disclosure is required by applicable Law. In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the other Parties of the requirement. Upon receiving such notification, each other Party may take any reasonable action to challenge the requirement, and the affected Party shall (or shall cause its Representative to), at the expense of the other Party, assist the other Party in taking such reasonable action.

(3) *Return or Destruction.* Following the termination of this Agreement in accordance with the provisions of this Agreement, each Party shall (and shall cause each of its Representatives to) promptly, upon a request from another Party, return to the requesting Party all copies of any tangible items (other than this Agreement), if any, which are or which contain Confidential Information of the requesting Party; provided that if the Party so obligated to return Confidential Information or its Representatives has prepared summaries or analyses containing or concerning any Confidential Information, then such Party may, instead of returning the summaries or analyses, destroy them and provide a certificate to that effect to the requesting Party.

7.2 Conduct of Business After Completion of Arrangement. White Ice hereby covenants and agrees with the Purchaser that during the period commencing as of the Effective Time (as defined by the Arrangement Agreement) of the Arrangement and ending as of the Russian Closing Time, White Ice shall ensure that it does not, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any action that would (i) delay or impede the completion of the OpCo Transfers, (ii) have a material adverse effect on the value of the Chukotka Licences, the shares of OpCo or the JV Shares, or (iii) create or grant any Encumbrance (other than Encumbrances relating to any debt outstanding as of the Effective Time (as defined by the Arrangement Agreement)) or other claim against, or any right, title or interest in or to the JV Shares, or breach any warranty in Sections 3.2 and 3.3. Notwithstanding the forgoing, nothing in this provision will prevent any action (i) in connection with completing the transactions contemplated in the Arrangement Agreement, this Agreement or the Joint Venture Agreement, (ii) pursuant to obligations existing prior to completion of the Arrangement, or (iii) pursuant to obligations as disclosed in the Bema Disclosure Letter.

7.3 Further Assurances. Vendorco or White Ice shall from time to time and at all times hereafter, upon every reasonable request of the Purchaser, promptly execute and deliver or cause to be executed and delivered all such further documents, deeds, assurances and instruments and

shall do or cause to be done all such further acts and things as may be reasonably required by the Purchaser to give effect to this Agreement. The Purchaser shall from time to time and at all times hereafter, upon every reasonable request of Vendorco or White Ice, promptly execute and deliver or cause to be executed and delivered all such further documents, deeds, assurances and instruments and shall do or cause to be done all such further acts and things as may be reasonably required by Vendorco or White Ice, as the case may be, to give effect to this Agreement.

7.4 Obligation of Kinross. Kinross shall cause White Ice and Vendorco to comply at all times following the effective date of the Arrangement with their respective obligations under Sections 2.1, 2.6, 4.2 and 5.5. Notwithstanding any other provision of this Agreement but subject to the following sentence: (i) the maximum aggregate liability of Kinross under this Agreement shall be $16,000,000; and (ii) the Purchaser's obligations to indemnify the Bema Indemnified Parties pursuant to this Agreement and the obligations of the "Indemnitor" (as defined in Exhibits S and S.1) to indemnify the "Indemnitees" (as defined in such exhibits) shall in no way be limited by this Section 7.4, and Kinross shall be entitled to set off and apply any and all indebtedness owing to it under this Agreement or under Exhibits S and S.1 against any indebtedness owing by Kinross to the Purchaser under this Agreement. Notwithstanding any other provisions of this Agreement, the satisfaction of any right or claim whatsoever against Kinross pursuant to, or as a result of any breach of, this Agreement shall be without any recourse whatsoever whether directly or indirectly against or in respect of any property, assets, rights or value of Kinross acquired pursuant to the Arrangement Agreement and the completion of the Arrangement or to any property , assets, rights or value of Kinross substituted therefore. For greater certainty, there shall be no recourse directly or indirectly against Kinross in respect of any property that is "distributed property" or property acquired in substitution for distributed property or deemed by paragraph 88(1)(c.3) of the *Income Tax Act* (Canada) to be property acquired in substitution for distributed property. For this purpose, "distributed property" is any property owned by Bema immediately before the amalgamation of Bema and Kinross Sub (as defined in the Arrangement Agreement) pursuant to the Arrangement. Kinross shall have no obligations under this Agreement prior to the completion of the Arrangement.

ARTICLE 8
TERMINATION

8.1 Grounds for Termination. This Agreement may be terminated:

(a) on or prior to the Non-Russian Closing Date by the mutual written agreement of the Parties;

(b) on or before the Non-Russian Closing Time, by written notice from the Purchaser to Vendorco and White Ice as permitted in Sections 5.2(1)(a) or 5.2(2)(a);

(c) on or before the Non-Russian Closing Time, by written notice from White Ice or Kinross to the Purchaser as, and to the extent, permitted in Sections 5.4(1)(a) or 5.4(2)(a),

(d) and will terminate immediately and without further act or notice on the part of any Party hereto if the Arrangement Agreement is terminated prior to the Non-Russian Closing Time by either Bema or Kinross in accordance with the terms for termination thereof.

8.2 Effect of Termination.

(1) If this Agreement is terminated by Vendorco, White Ice or Kinross or by the Purchaser under Section 8.1, subject to Section 8.2(2), or as a result of a termination of the Arrangement Agreement all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 7.1, 9.1 and 9.3, which shall survive such termination.

(2) If this Agreement is terminated by a Party under Section 8.1(b) or 8.1(c) and the right to terminate arose because of a breach of this Agreement by another Party (including a breach by another Party resulting in a condition in favour of the terminating Party failing to be satisfied), the other Party shall remain fully liable for any and all Damages sustained or incurred by the terminating Party directly or indirectly as a result thereof.

ARTICLE 9
GENERAL

9.1 **Expenses.** Except as otherwise expressly provided herein, each Party shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the transactions contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the documents required hereunder, provided that Vendorco shall be responsible for that amount of the Purchaser's costs and expenses as is equal to the lesser of (i) $200,000 and (ii) the Purchaser's costs and expenses incurred in connection with the transactions contemplated herein that are incurred prior to the Non-Russian Closing.

9.2 **Payment of Taxes.** Except as otherwise provided in this Agreement, the Purchaser shall pay all Taxes applicable to, or resulting from the transactions contemplated by, this Agreement (other than Taxes payable by Vendorco or White Ice or Whitesub under applicable Law) and any filing, recording or transfer fees payable in connection with the instruments of transfer provided for in this Agreement.

9.3 **Communications.** The Parties agree to make a joint press release with respect to the Agreement as soon as practicable after the execution by them of this Agreement and to otherwise coordinate the public disclosure and presentations made by them with respect to the Agreement. The Parties further agree that there will be no public announcement or other disclosure of the Agreement or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable Laws or by regulatory instrument, rule or policy based on the advice of counsel. If any Party is required by applicable Laws or regulatory instrument, rule or policy to make a public announcement with respect to the transactions contemplated herein, such Party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

9.4 **Notices.** Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to the Purchaser:

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver, BC V7X 1J1

Attention: General Counsel
Facsimile: (604) 681-6209

(b) if to White Ice:

White Ice Ventures Limited
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: Chief Legal Officer and Corporate Secretary
Facsimile: (416) 363-6622

(c) if to Vendorco:

6674321 Canada Inc.
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: Chief Legal Officer and Corporate Secretary
Facsimile: (416) 363-6622

(d) if to Kinross:

Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: Chief Legal Officer and Corporate Secretary
Facsimile: (416) 363-6622

9.5 Time of Essence. Time shall be of the essence of this Agreement.

9.6 Non-Merger. All provisions of this Agreement, other than (a) the conditions in Article 5 and (b) the representations and warranties contained in Article 3 and (c) the indemnities in Sections 6.1 and 6.2 hereof (which shall be subject to the special arrangements provided in such Articles or Sections) shall forever survive the execution, delivery and performance of this Agreement, Closing and the execution, delivery and performance of any and all documents delivered in connection with this Agreement.

9.7 Entire Agreement. This Agreement contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto including the binding letter agreement between Kinross and Bema dated November 6, 2006. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

9.8 Amendment. This Agreement may, at any time and from time to time be amended by written agreement of the Parties hereto.

9.9 Waiver. Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

9.10 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.11 Remedies. The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, White Ice and Vendorco (if the Purchaser is the breaching Party) or the Purchaser (if White Ice or Vendorco is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

9.12 Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the Parties irrevocably attorn to the non-exclusive jurisdiction of the courts of such province.

9.13 Binding Effect. This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

9.14 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

[INTENTIONALLY LEFT BLANK – SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

WHITE ICE VENTURES LIMITED

By:____________________________
Name:
Title:

6674321 CANADA INC.

By:____________________________
Name:
Title:

B2GOLD CORP.

By:____________________________
Name:
Title:

KINROSS GOLD CORPORATION

By:____________________________
Name:
Title:

By:____________________________
Name:
Title:

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

WHITE ICE VENTURES LIMITED

By:______________________________
Name:
Title:

6674321 CANADA INC.

By:______________________________
Name:
Title:

B2GOLD CORP.

By:______________________________
Name:
Title:

KINROSS GOLD CORPORATION

By:______________________________
Name: Geoffrey P. Gold
Title: SVP and Chief Legal Officer

By:______________________________
Name:
Title:

SCHEDULE 1

CAPITALIZATION OF THE PURCHASER

1 Common share issued for a subscription price of $1.00

SCHEDULE 2

REQUIRED CONSENTS

A. Russian Closing Consents

"Russian Closing Consents" means all consents, permits and approvals (whether corporate, contractual, governmental, regulatory or otherwise) which are required to complete the OpCo Transfers in a manner consistent with prudent commercial practice, including but not limited to:

1. Consent of CMGC and its shareholders to: (i) the establishment of OpCo, (ii) the re-issuance of the Chukotka Licences to Opco, (iii) the transfer of the OpCo Assets from CMGC to Opco , (iv) the sale of the OpCo Shares by CMGC to JV Company, or (v) any related transaction;

2. any required consent by any lender to CMGC or any Affiliate of CMGC with respect to the actions described above;

3. Consent of Russian antimonopoly authorities, or any other relevant Russian agency, if required, related to the actions described above.; and

4. Any consents of the Chukotka Government that may be required for implementation of the above actions, including specific approval of the re-issuance of the Chukotka Licences to Opco and execution of a license agreement for OpCo..

B. Non-Russian Closing Consents

"Non-Russian Closing Consents" means all consents, permits and approvals (whether corporate, contractual, governmental, regulatory or otherwise) which are required to complete the Non-Russian Closing.

12

SHARE OPTION AND PRE-EMPTIVE RIGHT AGREEMENT

THIS AGREEMENT is made as of February 26, 2007.

BETWEEN:

6674321 CANADA INC., a corporation incorporated under the laws of Canada (hereinafter referred to as "**Vendorco**")

- and -

B2GOLD CORP., a corporation incorporated under the laws of British Columbia (hereinafter referred to as the "**Purchaser**")

WHEREAS the parties wish to provide Vendorco with the right, for a period of one year from the date of this Agreement, to subscribe for that number of shares such that Vendorco may maintain a 9.9% equity interest in the Purchaser;

AND WHEREAS the parties also wish to provide for the IPO Option whereby, in the event of an Initial Public Offering, Vendorco has the right to subscribe for that number of Shares such that, immediately following completion of the Initial Public Offering, Vendorco will own 19.9% of the issued and outstanding Shares of the Purchaser, subject to the terms and conditions of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by Vendorco to the Purchaser of the sum of $1.00 and other good and valuable consideration, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.01 Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to "**control**" another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term "**controlled**" shall have a similar meaning.

"**Agreement**" means this agreement and the exhibits hereto, as they may be amended from time to time.

"**Arrangement**" means the arrangement under the provisions of Section 192 of the CBCA as contemplated by the Arrangement Agreement.

"**Arrangement Agreement**" means an agreement entered into between Bema, Kinross and a subsidiary of Kinross dated as of December 21, 2006 and pursuant to which Bema and Kinross propose to complete a business combination.

"**Bema**" means Bema Gold Corporation, a corporation existing under the laws of Canada.

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Certificate of Arrangement**" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA.

"**Effective Date of the Plan of Arrangement**" means the date shown on the Certificate of Arrangement to be issued under the CBCA giving effect to the Arrangement.

"**Expiry Date**" means that day that is three Business Days after the Purchaser gives to the Vendor written notice that it intends to file its final IPO prospectus within seven Business Days of the date of the notice.

"**Governmental Entity**" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or securities authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Initial Public Offering**" or "**IPO**" means an offering of Shares to members of the public pursuant to a receipted prospectus as contemplated in the *Securities Act* (Ontario) or under comparable securities legislation or rules elsewhere in Canada, the United States or the United Kingdom, which results in a listing of the Shares on the Toronto Stock Exchange or the TSX Venture Exchange or a comparable public securities market elsewhere in Canada, the United States or the United Kingdom.

"**IPO Date**" means the date of closing of an Initial Public Offering.

"**IPO Option**" has the meaning ascribed thereto in subsection 2.01(1).

"**IPO Option Period**" means the period commencing on the Effective Date of the Plan of Arrangement and ending at 4:00 p.m. (Toronto time) on the Expiry Date.

"**IPO Option Purchase Price**" means (i) the price per Share at which Shares are offered to the public pursuant to an Initial Public Offering, multiplied by (ii) the number of Subscribed IPO Shares.

"**Kinross**" means Kinross Gold Corporation, a corporation existing under the laws of Ontario.

"**Laws**" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

"**Notice of Exercise**" means a notice of exercise substantially in the form of Exhibit A hereto.

"**Options**" has the meaning ascribed thereto in Section 3.02.

"**Party**" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and "**Parties**" means every Party.

"**Person**" means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"**Pre-Emptive Right Period**" means that period commencing on the date hereof and ending on the date that is one year after the Effective Date of the Plan of Arrangement.

"**Purchaser**" means B2Gold Corp., a corporation incorporated under the laws of British Columbia.

"**Shares**" at any time means common shares in the capital of the Purchaser.

"**Subscribed IPO Shares**" means the lesser of (i) that number of Shares so designated by Vendorco on the Notice of Exercise and (ii) that number of Shares which, if issued to Vendorco pursuant to an Initial Public Offering would result in Vendorco, together with each Affiliate of Vendorco, owning in aggregate, immediately following the completion of the Initial Public Offering, 19.9% of the issued and outstanding Shares.

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the IPO Date or such other time on the IPO Date as may be mutually agreed upon by the parties.

"**Vendorco**" means 6674321 Canada Inc., a corporation established under the laws of Canada.

1.02 <u>Headings</u>

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Exhibits are to Articles and Sections of and Exhibits to this Agreement.

1.03 Extended Meanings

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and *vice versa*.

1.04 Rule of Construction

In this Agreement, the words "included", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

1.05 Currency

All references to currency herein are to lawful money of Canada.

1.06 Exhibits

The following are the exhibits annexed hereto and incorporated by reference and deemed to be part hereof:

Exhibit A – Notice of Exercise

ARTICLE 2
GRANT AND EXERCISE OF OPTION

2.01 Grant and Exercise of Option

(1) The Purchaser hereby grants to Vendorco an irrevocable option (the "**IPO Option**") to acquire, pursuant to an Initial Public Offering, the Subscribed IPO Shares for the IPO Option Purchase Price, subject to the terms and conditions hereof.

(2) The IPO Option may be exercised by Vendorco delivering to the Purchaser a duly completed Notice of Exercise indicating the number of Subscribed IPO Shares at any time during the IPO Option Period. If the IPO Option is so exercised, at the Time of Closing of the Initial Public Offering, the Purchaser shall issue to Vendorco, and Vendorco shall, pursuant to the Initial Public Offering, acquire the Subscribed IPO Shares for the IPO Option Purchase Price upon and subject to the terms and conditions of this Agreement and otherwise on the same terms and conditions as Shares are issued to members of the public pursuant to the Initial Public Offering except that no commission shall be payable to any person by the Purchaser in respect of the issuance of the Subscribed IPO Shares. If Vendorco delivers a Notice of Exercise to the Purchaser, at the Time of Closing Vendorco shall deliver to or to the direction of the Purchaser a certified cheque or bank draft in the amount of the IPO Option Purchase Price or shall wire transfer the amount of the IPO Option Purchase Price to such account as may be designated in writing by the Purchaser at least two Business Days prior to the IPO Date. If the IPO Option is not so exercised pursuant to the terms hereof during the IPO Option Period, the IPO Option shall expire, be void and be of no further effect.

2.02 Closing

If the IPO Option is exercised:

(a) the issue of the Subscribed IPO Shares will be completed at the Time of Closing; and

(b) the IPO Option Purchase Price will be satisfied in the manner contemplated in subsection 2.01(2) against delivery to or to the direction of Vendorco of a duly executed certificate evidencing the Subscribed IPO Shares or other evidence of ownership of the Subscribed IPO Shares acceptable to Vendorco, acting reasonably.

2.03 Time and Location of Closing

The issue of the Subscribed IPO Shares upon the exercise of the IPO Option will be completed at the Time of Closing at such location as the Purchaser may specify in writing to Vendorco not less than five Business Days prior to the IPO Date.

2.04 Standstill

Subject to Section 2.05, if Vendorco has exercised the IPO Option pursuant to Section 2.01 hereof, then Vendorco agrees that, during the 12-month period immediately following the IPO Date, neither it nor its Affiliates shall, without the prior written authorization of the board of directors of the Purchaser:

(a) acquire or agree to acquire or make any proposal or offer to acquire, directly or indirectly, by purchase or otherwise any Shares, securities convertible into or exchangeable or exercisable for Shares, or assets of the Purchaser or direct or indirect rights or options to acquire any Shares or other securities or assets of the Purchaser;

(b) make or in any way participate, directly or indirectly, in any "solicitation" of votes or proxies in respect of Shares or other securities of the Purchaser or in any manner influence any other person or entity with respect to such a "solicitation" except a proxy solicitation by management for a general meeting of shareholders;

(c) form, join, advise, assist, discuss or negotiate or otherwise act jointly or in concert with any party or parties with respect to any of the foregoing; or

(d) otherwise act alone or in concert with others to seek control of the management, board of directors or policies of the Purchaser.

Notwithstanding the foregoing prohibitions in this Section 2.04, Vendorco shall have the right to engage in any of the activities prohibited in this Section 2.04 in the event that (i) any person not affiliated with Vendorco, and not acting jointly or in concert with Vendorco, makes a take-over bid for Shares of the Purchaser or requisitions a meeting of the shareholders of the Purchaser to

consider a business combination transaction involving the Purchaser or makes a public announcement in respect of such a take-over bid or meeting; or (ii) the Purchaser or its board of directors makes a public announcement in respect of a take-over bid for Shares of the Purchaser, or makes a public announcement in respect of, or gives notice of a meeting of its shareholders to consider, a business combination transaction involving the Purchaser.

2.05 Over-allotment Option

Notwithstanding Section 2.04, in the event that, pursuant to an Initial Public Offering, the underwriters or agents of the Initial Public Offering have been granted an over-allotment option and such over-allotment option is exercised, then the provisions of Sections 2.01, 2.02 and 2.03 shall apply, *mutatis mutandis*, in respect of the Shares issued upon closing of the exercise of the over-allotment option (the "**Over-allotment Closing**"), such that the aggregate number of shares that Vendorco is entitled to acquire under the IPO Option is determined on a basis that includes the Shares issued under the over-allotment option; except that a Notice of Exercise in respect of such over-allotment need not be delivered by Vendorco until two Business Days prior to the scheduled date of the Over-allotment Closing. In the event that such an over-allotment option is exercised, the Purchaser shall provide Vendorco with not less than three Business Days notice in writing of the scheduled date of the Over-allotment Closing and the number of Shares to be issued at the Over-allotment Closing.

ARTICLE 3
PRE-EMPTIVE RIGHTS

3.01 Pre-Emptive Purchase Rights

(1) If, at any time during the Pre-Emptive Right Period, the Purchaser proposes to issue to a Person other than Vendorco (the "**Third Party Purchaser**") Shares or securities (other than Options) that are convertible into, exchangeable for or exercisable to acquire, Shares, then Vendorco shall be entitled (but not required) to concurrently purchase or acquire such number of such Shares or other securities such that Vendorco, together with each Affiliate of Vendorco, would in aggregate own, on a fully diluted basis, 9.9% of the Shares of the Purchaser, on the same terms and at the same price per Share or other security at which such Shares or other securities are issued to Third Party Purchasers.

(2) The Purchaser shall give written notice of any proposed issuance of Shares or securities (other than Options) that are convertible into, exchangeable for or exercisable to acquire, Shares to Vendorco at least 15 days prior to the proposed date of issuance thereof. Such notice shall state that the Purchaser is proposing to issue Shares or securities (other than Options) that are convertible into, exchangeable for or exercisable to acquire, Shares and set out the material terms of the proposed issuance, including the proposed sale price and details of the proposed Third Party Purchaser(s).

(3) Vendorco shall have the right to purchase all or some of the Shares or other securities which it is entitled to purchase under subsection 3.01(1), and shall provide written

notice to the Purchaser within 10 days following receipt of the notice contemplated in subsection 3.01(2) of the number of Shares or other securities, if any, it intends to purchase in connection with the proposed transaction. If Vendorco does not give any notice to the Purchaser within such 10-day period, Vendorco shall be deemed to have waived its rights to acquire the securities under this Section 3.01 and the Purchaser shall be entitled, within the period of 30 days following the expiry of such 10-day period, to complete the proposed issuance of Shares or other securities to the Third Party Purchaser on the terms and conditions contained in the notice to Vendorco. If no such transaction is completed within such 30-day period, the Purchaser will be required to again comply with the provisions of this Section 3.01 before completing such transaction.

(4) If Vendorco provides notice to the Purchaser that it wishes to purchase some or all of the Shares or other securities which it is entitled to purchase under subsection 3.01(1), the Purchaser shall be obligated to sell and issue to Vendorco, and Vendorco shall be obligated to purchase from the Purchaser, that number of Shares or other securities specified by Vendorco in such notice concurrently with the completion of the issuance of Shares or other securities to the Third Party Purchaser.

3.02 Right to Receive Options

Except as provided below, if, at any time during the Pre-Emptive Right Period, the Purchaser issues options to purchase or otherwise acquire either Shares or securities convertible into, exchangeable for or exercisable to acquire Shares to employees, officers, directors, consultants or other service providers ("Options"), then Vendorco shall be entitled to concurrently receive for the same consideration, if any, as that paid by the applicable employees, officers, directors, consultants or other service providers, such number of Options having the same terms (except to the extent such terms relate to the employment or retainer of the recipient) as those so issued by the Purchaser such that Vendorco, together with each Affiliate of Vendorco, would own, on a fully diluted basis, 9.9% of the Shares of the Purchaser. Notwithstanding the foregoing, Vendorco shall not be entitled to receive or exercise any such Options or to exercise its rights under this Article 3 in respect of any Options issued pursuant to any compensation or incentive arrangements with employees, officers, directors, consultants or other service providers provided that (i) the Options are not vested as at the end of the Pre-Emptive Right Period and (ii) the aggregate number of Shares subject to such Options, or to securities issuable pursuant to such Options, does not exceed 10% of the number of Shares issued by the Purchaser during the Pre-Emptive Right Period.

ARTICLE 4
GENERAL

4.01 Expenses

Except as otherwise agreed in writing, each Party shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the transactions contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the documents required hereunder.

4.02 Payment of Taxes

Except as otherwise provided in this Agreement, Vendorco shall pay any filing, recording or transfer fees payable in connection with the instruments of transfer provided for in this Agreement.

4.03 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if such date is a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received on the date of receipt (if it is received on a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to the Purchaser:

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver, BC V7X 1J1

Attention: General Counsel
Facsimile: (604) 681-6209

(b) if to Vendorco:

6674321 Canada Inc.
c/o Kinross Gold Corporation
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: General Counsel and Corporate Secretary
Facsimile: (416) 363-6622

4.04 Time of Essence

Time shall be of the essence of this Agreement.

4.05 Entire Agreement

This Agreement contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

4.06 Amendment

This Agreement may, at any time and from time to time, be amended by written agreement of the Parties hereto.

4.07 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

4.08 Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4.09 Law

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the Parties attorn to the non-exclusive jurisdiction of the courts of such province.

4.10 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

4.11 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

[INTENTIONALLY LEFT BLANK – SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

6674321 CANADA INC.

By:____________________________
Roger Richer
President and Secretary

B2GOLD CORP.

By:____________________________
Roger Richer
Secretary

EXHIBIT "A"

NOTICE OF EXERCISE

TO: **B2GOLD CORP.**

Reference is made to the Share Option and Pre-Emptive Rights Agreement dated as of February 26, 2007 between Vendorco and B2Gold Corp. (the "**Option Agreement**"). Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Option Agreement.

The undersigned hereby exercises the IPO Option to subscribe for the Subscribed IPO Shares pursuant to the terms and conditions of the Option Agreement.

The number of Subscribed IPO Shares designated by Vendorco is ___________.

The undersigned directs that share certificates representing the Subscribed IPO Shares be issued in the following name: ___________________________________.

DATED this _______ day of _________________, 20___.

6674321 CANADA INC. ("Vendorco")

By:_________________________________

•

13

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (this "MOU") is made and entered into effective as of the 21st day of August, 2007 (the "Effective Date"), by and among: (a) ROBERT W. ALLEN ("ALLEN"), GUSTAVO KOCH ("KOCH"), ROBERT P. SHAW ("SHAW") and SERGIO ARISTIZABAL ("ARISTIZABAL")(ALLEN, KOCH, SHAW and ARISTIZABAL are hereinafter collectively referred to as "GRUPO NUS")(ALLEN and KOCH are hereinafter jointly referred to as "BULLET GROUP"); and (b) B2GOLD CORPORATION ("B2GOLD"). GRUPO NUS and B2GOLD are sometimes hereinafter referred to jointly as the "Parties," and individually as a "Party."

Recitals

A. On or about July 18, 2005, GRUPO NUS and COMPANIA KEDAHDA LTD, a private limited company organized and existing under the laws of the British Virgin Islands ("KEDAHDA"), entered into an "Association Contract for the Exploration of Mining Titles in Colombia" (the "Association Contract") relating to the possible exploitation and development of certain properties in Colombia identified in the Association Contract (the "GRAMALOTE Property").

B. On or about February 10, 2006, GRUPO NUS and KEDAHDA incorporated GRAMALOTE LIMITED, a private limited company organized and existing under the laws of the British Virgin Islands ("GRAMALOTE").

C. On or about March 14, 2006, GRUPO NUS and KEDAHDA entered into a Shareholders' Agreement (the "Shareholders' Agreement") concerning, among other things: (1) the control and operation of GRAMALOTE; (2) the implementation of the particulars of the Association Contract; (3) the implementation of the particulars of the Escrow Agreement (defined in Recital D hereto); (4) the implementation of the particulars of the Exploration Agreement (defined in Recital E hereto); and (5) the implementation of the particulars of the Shareholders' Agreement.

1. Under the terms of the Shareholders' Agreement, and for administrative ease, GRAMALOTE issued 100,000 (one hundred thousand) no par value shares (the "Shares").

   (a) A total of 75,000 (seventy-five thousand) Shares were issued in the name of KEDAHDA.

   (b) A total of 25,000 (twenty-five thousand) Shares were issued in the name of GRUPO NUS, and the same were allocated as follows:

      (i) 5,000 (five thousand) Shares to ARISTIZABAL;

      (ii) 1,375 (one thousand three hundred seventy-five) Shares to

SHAW; and

(iii) 18,625 (eighteen thousand six hundred twenty-five) Shares to BULLET GROUP.

(c) Under the terms of the Shareholders' Agreement, stock certificates evidencing the Shares were delivered to the Escrow Agent (as defined in the Escrow Agreement), to be dealt with according to the terms of the Escrow Agreement.

2. Under Article 4.4.E.2 of the Shareholders' Agreement, KEDAHDA may obtain a 51% (fifty-one percent) ownership interest in GRAMALOTE upon the occurrence of the following: (a) SOCIEDAD KEDAHDA S.A., a sociedad anónima organized and existing under the laws of Colombia ("KEDAHDA S.A.") fulfills work-in expenditures totaling USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars); (b) KEDAHDA makes a payment of USD$500,000.00 (Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS on or before January 17, 2008; and (c) KEDAHDA makes a payment of USD$500,000.00 (Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS on or before July 17, 2008.

3. Under Article 4.4.E.11 of the Shareholders' Agreement, KEDAHDA may acquire an additional 24% (twenty-four percent) ownership in GRAMALOTE (the "Additional 24% Interest") by completing a feasibility study and paying GRUPO NUS USD$15,000,000.00 (Fifteen Million and 00/100 United States Dollars) on or before July 17, 2010.

4. Under Article 13.3 of the Shareholders' Agreement, KEDAHDA has a right of first refusal over the transfer of GRUPO NUS' shares in GRAMALOTE to B2GOLD (the "Right of First Refusal").

D. On or about March 14, 2006, GRUPO NUS, KEDAHDA and Maitland & Co. entered into an escrow agreement (the "Escrow Agreement"), dealing with the respective shares of GRUPO NUS and KEDAHDA in GRAMALOTE.

E. On or about March 14, 2006, (1) GRAMALOTE (Colombia) LIMITED, a Colombian branch of GRAMALOTE, (2) KEDAHDA S.A., and (3) KEDAHDA entered into a document entitled "Exploration and Development Agreement" (the "Exploration Agreement") to establish, among other things, the manner in which to effectuate the development of certain mining interests.

F. GRUPO NUS desires to sell to B2GOLD its entire right, title and interest in and to GRAMALOTE, the Association Contract, the Shareholders' Agreement, the Escrow Agreement and the Exploration Agreement (collectively, the "GRUPO

NUS GRAMALOTE INTEREST").

G. B2GOLD desires to acquire from GRUPO NUS the GRUPO NUS GRAMALOTE INTEREST.

NOW, THEREFORE, the Parties agree as follows:

Agreement

1. Until the execution by the Parties of a more formal and definitive agreement (the "Definitive Agreement") and collateral agreements executed contemporaneously therewith (the "Collateral Agreements"), this MOU will be binding on the Parties.

    (a) Upon execution by the Parties of the Definitive Agreement and the Collateral Agreements, this MOU will be superseded in its entirety by the Definitive Agreement and the Collateral Agreements.

    (b) The Definitive Agreement and the Collateral Agreements shall be executed on the Closing Date (as defined in paragraph 6).

2. Contemporaneously with the execution of this MOU, B2GOLD shall advance GRUPO NUS the sum of USD$3,500,000.00 (Three Million Five Hundred Thousand and 00/100 United States Dollars), which GRUPO NUS must receive by 3:00 p.m. EDT, August 21, 2007.

3. Contemporaneously with the execution of this MOU, and in exchange for the payment referenced in the preceding paragraph, GRUPO NUS shall execute a promissory note (the "Promissory Note") substantially in the form of the document attached hereto as Schedule A.

    (a) The Promissory Note shall be secured by the mining concessions and the shares (the "Property") listed in Schedules 1A and 1B to the Promissory Note.

    (b) Should KEDAHDA fail: (i) to exercise the Right of First Refusal within 60 (sixty) days from the Notification (as defined in paragraph 4); or (ii) if GRUPO NUS receives the Waiver and the Consent (both defined in paragraph 5) and, in either case, the Due Diligence (defined in paragraph 6) is satisfied, the Promissory Note shall be null and void, and the amount of USD$3,500,000.00 (Three Million Five Hundred Thousand and 00/100 United States Dollars) shall be applied to the purchase of the GRUPO NUS GRAMALOTE INTEREST.

    (c) If KEDAHDA exercises the Right of First Refusal, the Promissory Note will become payable immediately and GRUPO NUS hereby irrevocably assigns to B2GOLD such amount from any monies received from

KEDAHDA pursuant to such exercise that is equivalent to all amounts then owing by GRUPO NUS under the Promissory Note.

(d) GRUPO NUS hereby represents and warrants to B2GOLD that there are no prior charges or encumbrances on the Property.

4. Immediately after the execution of this MOU, GRUPO NUS shall notify KEDHADA of its intention to transfer the GRUPO NUS GRAMALOTE INTEREST to B2GOLD (the "Notification"). In accordance with Article 13.3.A. of the Shareholders' Agreement, the Notification shall state all pertinent terms of the transaction, and shall be accompanied by a copy of this MOU.

5. Immediately after the execution of this MOU, GRUPO NUS shall send a request to AngloGold Ashanti Limited ("AngloGold") substantially in the form of Schedule B hereto, pursuant to which GRUPO NUS shall ask AngloGold to cause: (a) KEDAHDA to waive its Right of First Refusal (the "Waiver"); and (b) KEDAHDA and KEDAHDA S.A. consent to the transfer of the GRUPO NUS GRAMALOTE INTEREST from GRUPO NUS to B2GOLD (the "Consent").

6. Unless the Parties agree otherwise, if B2GOLD is satisfied with the results of its due diligence inquiries and investigations concerning GRAMALOTE and the GRAMALOTE Property (the "Due Diligence") on or before the first to occur of 70 (seventy) days from the date of the Notification and KEDAHDA's failure to exercise its Right of First Refusal, or 10 (ten) days after GRUPO NUS' receipt of the Waiver and the Consent, (the "Closing Date"), the following shall occur:

(a) the Parties shall execute the Definitive Agreement and the Collateral Agreements; and

(b) upon execution of the Definitive Agreement and the Collateral Agreements, B2Gold shall pay GRUPO NUS USD$4,000,000 (Four Million and 00/100 United States Dollars).

7. As additional compensation for the sale of the GRUPO NUS GRAMALOTE INTEREST, B2GOLD shall pay to GRUPO NUS USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars) on or before 180 (one hundred eighty) days from the Closing Date.

(a) The additional compensation set forth in this paragraph 7 is conditional upon: (i) the Waiver and the Consent being obtained; and (ii) the execution of the Definitive Agreement and the Collateral Agreements.

8. As additional compensation for the sale of the GRUPO NUS GRAMALOTE INTEREST, B2GOLD expressly agrees to issue stock purchase warrants (the "Warrants") to GRUPO NUS to purchase Cdn$5,000,000.00 (Five Million and 000/100 Canadian Dollars) of B2GOLD common stock, if and when B2GOLD

completes its Initial Public Offering.

(a) GRUPO NUS shall have the right to exercise the Warrants conversion to B2GOLD common stock at a price equal to the B2GOLD public offering price.

(b) The Warrants will be exercisable either in whole at one time, or in separate parts at different times, for 3 (three) years.

(c) The Warrants shall contain the usual and customary terms.

(d) The provisions of this paragraph 8 shall all subject to the approval by the Toronto Stock Exchange ("TSX"), and B2GOLD shall exercise good faith efforts to secure such approval.

(e) The terms and conditions of the Warrants, as well as the common stock into which the same are converted, shall be subject to TSX or other securities regulatory authority requirements (including trading restrictions).

(f) The obligation of B2GOLD to issue Warrants to GRUPO NUS under this paragraph 8 shall be assumed by and become the obligation of any purchaser or assignee of or successor to the interest of B2GOLD in GRAMALOTE or the GRAMALOTE Property, it being expressly understood and agreed that said obligation may be satisfied through the payment of USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS by any such purchaser, assignee or successor.

(g) The additional compensation set forth in this paragraph 8 is conditional upon: (i) the Waiver and the Consent being obtained; and (ii) the execution of the Definitive Agreement and the Collateral Agreements.

9. As additional compensation for the sale of the GRUPO NUS GRAMALOTE INTEREST, B2GOLD shall pay to GRUPO NUS USD$10.00 (Ten and 00/100 United States Dollars) per ounce of gold for 25% (twenty-five percent) of that number of ounces of gold in excess of 1,000,000 (one million) proven and probable ounces of gold reserves of GRAMALOTE (the "Excess Ounces").

(a) The calculation of the amount of ounces that are placed in B2GOLD's proven and probable reserve category shall be updated at least every 2 (two) years.

(b) The amounts under this paragraph 9 shall be payable to GRUPO NUS whenever B2GOLD effectuates an increase in its proven and probable reserve category (CIMM compliant, i.e., 43-101 compliant).

(c) The obligations of B2GOLD to make any payments to GRUPO NUS in respect of the Excess Ounces shall be assumed by and become the obligation of any purchaser or assignee of or successor to the interest of B2GOLD in GRAMALOTE or the GRAMALOTE Property.

(d) The proven and probable reserves are deemed to include those resolved to be located within the GRAMALOTE Property.

(e) The proven and probable reserves are deemed to include all gold ounces resolved over the entire future life of the GRAMALOTE Property, so long as B2GOLD or any of its successors, purchasers, or assignees owns an interest in the GRAMALOTE Property.

(f) The additional compensation set forth in this paragraph 9 is conditional upon: (i) the Waiver and the Consent being obtained; and (ii) the execution of the Definitive Agreement and the Collateral Agreements.

(g) If B2GOLD acquires the Additional 24% Interest by payment of USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars) as contemplated in paragraph 12, then B2GOLD shall pay USD$10.00 (Ten and 00/100 United States Dollars) per ounce of gold for 49% (forty-nine percent) of the Excess Ounces.

10. It is expressly understood and agreed that the payments referenced in Recitals C.1(b) and (c) above, totaling USD$1,000,000.00 (One Million and 00/100 United States Dollars) shall be paid directly to GRUPO NUS by KEDAHDA.

11. It is expressly understood and agreed that once KEDAHDA possesses a 51% (fifty-one percent) ownership interest in GRAMALOTE, and should it thereafter choose to acquire the Additional 24% Interest pursuant to Article 4.4.E.11 of the Shareholders' Agreement, the USD$15,000,000.00 (Fifteen Million and 00/100 United States Dollars) payment referenced in Recital C.2 shall be paid directly to GRUPO NUS.

12. If KEDAHDA does not increase its ownership interest in GRAMALOTE from 51% (fifty-one percent) to 75% (seventy-five percent) on the first to occur of (a) July 18, 2010 and the completion of a positive feasibility study on the GRAMALOTE Property or (b) a waiver by KEDAHDA of its right to so increase its ownership interest in GRAMALOTE (the "KEDAHDA Option Exercise Date"), B2GOLD shall have the option to acquire the Additional 24% Interest by paying to GRUPO NUS USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars), either in cash or common stock of B2GOLD, at the option of B2GOLD (the "B2GOLD 24% Option"), within 60 (sixty) days from the KEDAHDA Option Exercise Date (the "B2GOLD Option Exercise Date").

(a) If the payment is made in common stock of B2GOLD, the price per share shall be the average closing price of B2GOLD's common stock for the 20 (twenty) days immediately preceding the payment date.

(b) Any conversion rate to the Canadian dollar shall be the closing rate on the day immediately preceding the payment.

(c) At such time as B2GOLD acquires the Additional 24% Interest in GRAMALOTE, B2GOLD shall assume all contribution and other obligations associated with the Additional 24% Interest under the Association Contract and the Shareholders' Agreement.

(d) If B2GOLD does not exercise the B2GOLD 24% Option as of the B2GOLD Option Exercise Date, GRUPO NUS shall, within 60 (sixty) days from the B2GOLD Option Exercise Date (the "GRUPO NUS Option Exercise Date") elect to either:

 (i) take an assignment, at no charge to GRUPO NUS, of the Additional 24% Interest and assume all contribution and other obligations associated therewith; or

 (ii) allow B2GOLD to retain, at no charge to B2GOLD, the Additional 24% Interest and assume all contribution and other obligations associated therewith.

 (iii) the failure by GRUPO NUS to make an election as of the GRUPO NUS Option Exercise Date shall result in GRUPO NUS being deemed to have made the election under paragraph 12(d)(ii).

13. Should B2GOLD acquire KEDAHDA's 51% (fifty-one percent) ownership interest in GRAMALOTE at any time, the USD$15,000,000.00 (Fifteen Million and 00/100 United States Dollars) payment to GRUPO NUS referenced in paragraph 11 shall be due, on the first to occur of (a) July 18, 2010 or (b) the completion of a positive feasibility study on the GRAMALOTE Property, less credit for: (a) the amount of USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100) if B2GOLD has previously acquired the Additional 24% Interest; and (b) any amounts payable under paragraph 9 that relate to the Additional 24% Interest.

14. On or before the Effective Date, GRUPO NUS shall cause Continental Gold Limited to provide to B2GOLD recent due diligence conducted on the GRAMALOTE properties.

15. Each of the Parties agrees to take such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry

out the intent and purpose of this MOU, as well as the Definitive Agreement and the Collateral Agreements.

16. This MOU shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

17. This MOU shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

18. The Recitals set forth above are a part of this MOU.

19. This MOU may be executed in 2 (two) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, the Parties have caused this MOU to be executed as of the Effective Date and at the places set forth below.

GRUPO NUS:

____
Robert W. Allen

____
Gustavo Koch

____
Robert P. Shaw

____
Sergio Aristizábal

B2GOLD CORPORATION:

By: ______________________

Name: Roger Richer

Title: Exec. V.P

Place: Vancouver, B.C. CANADA.

out the intent and purpose of this MOU, as well as the Definitive Agreement and the Collateral Agreements.

16. This MOU shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

17. This MOU shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

18. The Recitals set forth above are a part of this MOU.

19. This MOU may be executed in 2 (two) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, the Parties have caused this MOU to be executed as of the Effective Date and at the places set forth below.

GRUPO NUS:

Robert W. Allen

Gustavo Koch

Robert P. Shaw

Sergio Aristizabal

B2GOLD CORPORATION:

By: ____________

Name: Roger Richer

Title: Exec. V.P.

Place: Vancouver, BC. CAN.

out the intent and purpose of this MOU, as well as the Definitive Agreement and the Collateral Agreements.

16. This MOU shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

17. This MOU shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

18. The Recitals set forth above are a part of this MOU.

19. This MOU may be executed in 2 (two) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, the Parties have caused this MOU to be executed as of the Effective Date and at the places set forth below.

GRUPO NUS:

Robert W. Allen

Gustavo Koch

Robert P. Shaw

Sergio Aristizabal

B2GOLD CORPORATION:

By:

Name: Roger Richter

Title: Exec. V.P

Place: Vancouver, BC CANADA.

SCHEDULE A

PROMISSORY NOTE

Secured

USD$3,500,000.00 August 21, 2007

1. BORROWER'S PROMISE TO PAY

For value received, ROBERT W. ALLEN ("ALLEN"), GUSTAVO KOCH ("KOCH"), ROBERT P. SHAW ("SHAW") and SERGIO ARISTIZABAL ("ARISTIZABAL") (collectively, "Borrower") promise to pay to B2GOLD CORPORATION ("Lender"), the principal sum of Three Million Five Hundred Thousand and 00/100th's UNITED STATES DOLLARS (USD$3,500,000.00), together with interest thereon as provided herein (this "*Note*").

The Lender or anyone who takes this Note by transfer and who is entitled to receive payments under this Note is called the "*Note Holder*."

2. INTEREST

This Note shall bear interest at a variable rate equal to the Prime Rate plus two per cent (2%). Interest shall be calculated using the actual number of days elapsed divided by three hundred sixty (360).

3. REPAYMENT

Borrower shall pay in full to Lender on August 20, 2008 (the "*Maturity Date*") all outstanding principal and all accrued and unpaid interest, together with any other amounts due to the Note Holder hereunder.

4. BORROWER'S RIGHT TO PREPAY

Borrower shall have the right to prepay all or any portion of principal outstanding hereunder at any time before the Maturity Date without premium or penalty. Borrower shall expressly notify the Note Holder in writing of any such prepayment.

5. GIVING OF NOTICES

(a) All notices provided for in this Note and any other notice, request, demand or communication pursuant to this Note must be provided in writing to the parties hereto and may be given: (i) via personal delivery; (ii) via courier service; (iii) by registered or certified mail, first-class postage prepaid, return receipt requested; (iv) by facsimile, provided the sender has evidence that the facsimile was received by the addressee's facsimile machine; or (v) by electronic mail, provided that the sender has evidence

that the electronic mail was received at the electronic address of the addressee.

(b) Notices shall be effective: (i) if delivered personally, by facsimile or electronic mail, on the date of delivery if delivered before or during normal business hours, and on the next business day if delivered after normal business hours; and (ii) on the date of delivery if by mail or courier.

(c) Notices and other communications shall be addressed to the respective parties, at the addresses set forth below. The addresses and names specified below may be modified at any time, by a notice given in accordance with the provisions of this paragraph 5.

<u>If to Lender</u>:

B2GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street, P.O. Box 49143
Vancouver, British Columbia
Canada VTX 1J1
Facsimile: +1.604.681.6209
Electronic Mail: mcorra@b2gold.com
Attention: Mark A. Corra

with a copy to:

Electronic Mail: rricher@b2gold.com
Attention: Roger Richer

<u>If to Borrower</u>:

ROBERT W. ALLEN
Carrera 32 No. 12A-11
El Poblado, Medellín
Colombia
Facsimile: +1.57.4.312.4277
Electronic Mail: calfneck@yahoo.com

GUSTAVO KOCH
Carrera 32 No. 12A-11
El Poblado, Medellín
Colombia
Facsimile: +1.57.4.312.4277
Electronic Mail: kochgustavo@gmail.com

ROBERT P. SHAW
Cra. 33, No. 5F-49
Edificio El Remanso
Apto. 302
Medellín, Colombia
Facsimile: n/a
Electronic Mail: rpshaw@une.net.co

SERGIO ARISTIZABAL
Cra. 43B No. 1A Sur – 119
Edificio Santillana
Apto. 504
Medellín, Colombia
Facsimile: n/a
Electronic Mail: n/a

6. JOINT AND SEVERAL LIABILITY

ALLEN, KOCH, SHAW and ARISTIZABAL shall each be jointly and severally liable for all the obligations of Borrower hereunder, and each is fully and personally obligated to keep all of the promises made in this Note, including the promise to pay the full amount owed. The Note Holder may enforce its rights under this Note against ALLEN, KOCH, SHAW and ARISTIZABAL individually or against all such persons together.

7. WAIVERS

Except as otherwise expressly provided herein, Borrower hereby waives: presentment; demand; notice of dishonor; notice of default or delinquency; notice of costs, expenses or losses and interest thereon; notice of late charges; and diligence in taking any action to collect any sums owing under this Note or in proceeding against any of the rights or interests in or to properties securing payment of this Note. As used herein, "presentment" and "demand" mean the right to require the Note Holder to demand payment of amounts due, and "notice of dishonor" means the right to require the Note Holder to give notice to other persons that amounts due have not been paid.

8. SECURITY

(a) This Note is secured by the mining concessions and the shares (the "*Property*") described in Schedules 1A and 1B hereto.

(b) Borrower represents and warrants to Lender that there are no prior charges or encumbrances on the Property.

(c) If the Property or any portion thereof or interest therein, is sold, transferred, mortgaged, assigned, encumbered or leased, whether voluntarily or involuntarily or by operation of law or otherwise, other than

as expressly permitted by Lender in writing; *THEN* Lender may, at its sole option, declare all sums owing under this Note immediately due and payable.

9. MISCELLANEOUS

(a) Should COMPANIA KEDAHDA LTD fail: (i) to exercise the Right of First Refusal (as defined in Recital C.4 of that certain Memorandum of Understanding between Borrower and Lender dated August 21, 2007 (the "MOU")) within 60 (sixty) days from the Notification (as defined in paragraph 4 of the MOU); or (ii) if Borrower receives the Waiver and the Consent (both defined in paragraph 5 of the MOU) and, in either case, the Due Diligence (defined in paragraph 6 of the MOU) is satisfied, this Note shall be null and void, and the amount of USD$3,500,000.00 (Three Million Five Hundred Thousand and 00/100 United States Dollars) owing hereunder, together with interest thereon, shall be applied to the purchase of the GRUPO NUS GRAMALOTE INTEREST (as defined in Recital F of the MOU).

(b) No previous waiver and no failure or delay by the Note Holder in acting with respect to the terms of this Note shall constitute a waiver of any breach, default, or failure of condition under this Note, or the obligations secured thereby. A waiver of any term of this Note, or of any of the obligations secured thereby must be made in writing and shall be limited to the express written terms of such waiver.

(c) If any attorney is engaged by Lender to enforce or defend any provision of this Note, with or without the filing of any legal action or proceeding, then Borrower shall pay to Lender immediately upon demand all attorneys' fees and all costs incurred by Lender in connection therewith, together with interest thereon from the date of such demand until paid at the rate of interest applicable to the principal balance owing hereunder as if such unpaid attorneys' fees and costs had been added to the principal.

(d) Time is of the essence with respect to every provision hereof. This Note shall be construed and enforced in accordance with the laws of the State of Colorado, except to the extent that federal laws preempt the laws of the State of Colorado, and all persons and entities in any manner obligated under this Note consent to the jurisdiction of any federal or state court within the State of Colorado having proper venue and also consent to service of process by any means authorized by Colorado or federal law.

(e) This Note may be executed in 2 (two) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, Borrower has executed this Promissory Note as of the date first set forth above.

BORROWER:

Robert W. Allen

Gustavo Koch

Robert P. Shaw

Sergio Aristizabal

BORROWER:

Robert W. Allen

Gustavo Koch

Robert P. Shaw

Sergio Aristizabal

BORROWER:

Robert W. Allen

Gustavo Koch

Robert P. Shaw

Sergio Aristizabal

Schedule 1A

The Mining Concessions (page 1 of 4)

Dominical Project

AngloGold Ashanti Potential JV option:

- Expenditure commitment of US$2.2 million and cash payments of US$1.0 million over a three year period to earn 51%.
- Can earn an additional 24% with further cash payments of US$3.7 million over the next three years.
- CG costs carried through 6-year exploration period.

Deposit Characteristics: Porphyry Cu-Au potential. Numerous gold-bearing veins.

Exploration Potential: 2.7 – 8.2 Moz Au equivalent.*

**based on the Company's interpretation of Snowden's estimated tonnage and grades*



NgQf
NgQf
Ngi
Qal

Grid squares are 5 kilometers

Schedule 1A

The Mining Concessions
(page 2 of 4)

SUMMARY OF PROJECT SIZE

Project Name	Signed Concession Contracts		Concessions Pending Contract Signing (2)		Total
	1988 Law	2001 Law	1988 Law	2001 Law	
Dominical			7734.6111		7734.6111
Total	-	-	7,734.6111	-	7,734.6111

Project Name	Applications without technical study(4) 2002 Mining Code
Dominical	5,000.00
Total	5,000.00

Notes

(1) Concessions Pending Contract Signing

Technical studies carried out by the Mining Authority determined that the concession area applied for is free and the applicant has the right to enter into a concession contract to carry out mining activities in said area.

(2) Applications without technical study

Applications filed over areas pending technical study by the Mining Authority. There are no guarantees that the areas are free and will be granted. Does not reflect the total areas in the worksheet "Applications no tech study" because areas applied for several times have been accounted only once for the purpose of this "Summary" page.

Schedule 1A

The Mining Concessions
(page 3 of 4)

CONCESSIONS PENDING CONTRACT SIGNING UNDER 1988 LAW

TYPE OF TITLE	PROJECT	N°	APPLICANT	ENVIROMENTAL LICENSE	GOVERNING MINING CODE	PROJECT SIZE	GROUND RENT	FREE AREA APROVAL DATE	STATUS OF APPLICATION
FREE AREA TECHNICAL STUDY COMPLETED	DOMINICAL	CG4-111	PALMA SOM	NOT REQUIRED	DECREE 2655 OF 1988	3267.1361	94,465,973	10/7/2006	READY FOR SIGNATURE OF THE MINING AUTHORITY
FREE AREA TECHNICAL STUDY COMPLETED	DOMINICAL	CG4-114	PALMA SOM	NOT REQUIRED	DECREE 2655 OF 1988	4467.4750	129,172,672	8/10/2001	READY FOR SIGNATURE OF THE MINING AUTHORITY
					Total	7,734.6111			

Per Project Summary		
Dominical		7734.6111
	Total	7734.6111

Schedule 1A

The Mining Concessions
(page 4 of 4)

APPLICATIONS WITHOUT TECHNICAL STUDY

APPLICATION	PROJECT	N°	APPLICANT	ENVIROMENTAL LICENSE	GOVERNING MINING CODE	PROJECT SIZE	GROUND RENT (Col.$) IF ENTIRE AREA GRANTED	APPLICATION DATE	APPLICATION STATUS
APPLICATION WITHOUT FREE AREA STUDY	DOMINICAL	F1-3537	LINGOTE SOM	NOT REQUIRED	#REFI	5,000.0000	144,570,000	17/08/2001	PENDING

TOTAL HECTAREAS IN APPLICATIONS 5,000.0000

Per Project Summary		
Dominical		5,000.0000
	Total	5,000.0000

Schedule 1B

The Shares

GRAMALOTE Stock Certificate No. 8 for 5,000 Series A Shares, registered in the name of ARISTIZABAL

GRAMALOTE Stock Certificate No. 9 for 1,375 Series A Shares, registered in the name of SHAW

GRAMALOTE Stock Certificate No. 10 for 18,625 Series A Shares, registered in the name of BULLET GROUP

SCHEDULE B

GRUPO NUS
Carrera 32 No. 12A-11
El Poblado – Medellin – Colombia
Facsimile: +1.57.4.312.4277
Electronic Mail: calfneck@yahoo.com

August __, 2007

VIA ELECTRONIC MAIL:
eroth@anglogoldashanti.com

Eric Roth
Senior Evaluation Geologist
AngloGold Ashanti Limited
76 Jeppe Street
Johannesburg
Republic of South Africa

Re: Waiver of right of first refusal/Consent to transfer interests

Dear Mr. Roth:

As you know, the undersigned, Robert W. Allen, Gustavo Koch, Robert P. Shaw and Sergio Aristizabal (collectively, "GRUPO NUS") are Shareholders (along with COMPANIA KEDAHDA LTD) in GRAMALOTE LIMITED. In addition, GRUPO NUS is a direct or indirect party to: (a) the "Association Contract for the Exploration of Mining Titles in Colombia" dated July 18, 2005 (the "Association Contract"); (b) the Shareholders' Agreement dated March 14, 2006 (the "Shareholders' Agreement"); (c) the escrow agreement dated March 14, 2006 (the "Escrow Agreement"); and (d) the "Exploration and Development Agreement" dated March 14, 2006 (the "Exploration Agreement"). The Association Contract, the Shareholders' Agreement, the Escrow Agreement and the Exploration Agreement are hereinafter collectively referred to as the "GRAMALOTE DOCUMENTS."

GRUPO NUS would like to assign and transfer to B2GOLD CORPORATION ("B2GOLD") all of GRUPO NUS' rights, title and interest in and to GRAMALOTE and the GRAMALOTE DOCUMENTS (the "GRUPO NUS GRAMALOTE INTEREST").

In order to effectuate the assignment and transfer of the GRUPO NUS GRAMALOTE INTEREST, GRUPO NUS hereby requests that ANGLOGOLD ASHANTI LIMITED: (a) cause COMPANIA KEDAHDA LTD. to waive its right of first refusal under the Shareholders' Agreement over the transfer of GRUPO NUS' shares in GRAMALOTE to B2GOLD; and (b) cause COMPANIA KEDAHDA LTD and SOCIEDAD KEDAHDA S.A. to consent to the transfer of the GRUPO NUS GRAMALOTE INTERESTS from GRUPO NUS to B2GOLD.

Please have duly authorized officers of COMPANIA KEDAHDA LTD and SOCIEDAD KEDAHDA S.A. sign 2 (two) originals of this letter where indicated below and forward 1 (one) original to us at the above address.

Regards,

GRUPO NUS

Robert W. Allen

Robert P. Shaw

Gustavo Koch

Sergio Aristizabal

COMPANIA KEDAHDA LTD. hereby waives its right of first refusal pursuant to Article 13.3 of that certain Shareholders' Agreement dated March 14, 2006, by and between GRUPO NUS and COMPANIA KEDAHDA LTD., over the transfer of GRUPO NUS' shares in GRAMALOTE LIMITED to B2GOLD CORPORATION.

COMPANIA KEDAHDA LTD.

By: ____________________

Name: ____________________

Date: ____________________

COMPANIA KEDAHDA LTD and SOCIEDAD KEDAHDA S.A. hereby consent to the transfer from GRUPO NUS to B2GOLD of all of GRUPO NUS' interest in: (a) GRAMALOTE LIMITED; (b) the "Association Contract for the Exploration of Mining Titles in Colombia" dated July 18, 2005 between GRUPO NUS and COMPANIA KEDAHDA LTD; (c) the Shareholders' Agreement dated March 14, 2006 between GRUPO NUS and COMPANIA KEDAHDA LTD; (c) the escrow agreement dated March 14, 2006 among GRUPO NUS, COMPANIA KEDAHDA LTD and Maitland & Co.; and (d) the "Exploration and Development Agreement" dated March 14, 2006 (the "Exploration Agreement") among GRAMALOTE (Colombia) LIMITED, SOCIEDAD KEDAHDA S.A. and COMPANIA KEDAHDA LTD.

COMPANIA KEDAHDA LTD.

By: ____________________

Name: ____________________

Date: ____________________

SOCIEDAD KEDAHDA S.A.

By: ____________________

Name: ____________________

Date: ____________________

Regards,

GRUPO NUS

Robert W. Allen

Robert P. Shaw

Gustavo Koch

Sergio Aristizabal

COMPANIA KEDAHDA LTD, hereby waives its right of first refusal pursuant to Article 13.3 of that certain Shareholders' Agreement dated March 14, 2006, by and between GRUPO NUS and COMPANIA KEDAHDA LTD., *over* the transfer of GRUPO NUS' shares in GRAMALOTE LIMITED to B2GOLD CORPORATION.

COMPANIA KEDAHDA LTD.

By: ____________________

Name: ____________________

Date: ____________________

COMPANIA KEDAHDA LTD and SOCIEDAD KEDAHDA S.A. hereby consent to the transfer from GRUPO NUS to B2GOLD of all of GRUPO NUS' interest in: (a) GRAMALOTE LIMITED; (b) the "Association Contract for the Exploration of Mining Titles in Colombia" dated July 18, 2005 between GRUPO NUS and COMPANIA KEDAHDA LTD; (c) the Shareholders' Agreement dated March 14, 2006 between GRUPO NUS and COMPANIA KEDAHDA LTD; (c) the escrow agreement dated March 14, 2006 among GRUPO NUS, COMPANIA KEDAHDA LTD and Maitland & Co.; and (d) the "Exploration and Development Agreement" dated March 14, 2006 (the "Exploration Agreement") among GRAMALOTE (Colombia) LIMITED, SOCIEDAD KEDAHDA S.A. and COMPANIA KEDAHDA LTD.

COMPANIA KEDAHDA LTD.

By: ____________________

Name: ____________________

Date: ____________________

SOCIEDAD KEDAHDA S.A.

By: ____________________

Name: ____________________

Date: ____________________

Regards,

GRUPO NUS

Robert W. Allen

Robert P. Shaw

Gustavo Koch

Sergio Aristizabal

COMPANIA KEDAHDA LTD. hereby waives its right of first refusal pursuant to Article 13.3 of that certain Shareholders' Agreement dated March 14, 2006, by and between GRUPO NUS and COMPANIA KEDAHDA LTD., over the transfer of GRUPO NUS' shares in GRAMALOTE LIMITED to B2GOLD CORPORATION.

<u>COMPANIA KEDAHDA LTD.</u>

By: ______________________

Name: ______________________

Date: ______________________

COMPANIA KEDAHDA LTD and SOCIEDAD KEDAHDA S.A. hereby consent to the transfer from GRUPO NUS to B2GOLD of all of GRUPO NUS' interest in: (a) GRAMALOTE LIMITED; (b) the "Association Contract for the Exploration of Mining Titles in Colombia" dated July 18, 2005 between GRUPO NUS and COMPANIA KEDAHDA LTD; (c) the Shareholders' Agreement dated March 14, 2006 between GRUPO NUS and COMPANIA KEDAHDA LTD; (c) the escrow agreement dated March 14, 2006 among GRUPO NUS, COMPANIA KEDAHDA LTD and Mailland & Co.; and (d) the "Exploration and Development Agreement" dated March 14, 2006 (the "Exploration Agreement") among GRAMALOTE (Colombia) LIMITED, SOCIEDAD KEDAHDA S.A. and COMPANIA KEDAHDA LTD.

<u>COMPANIA KEDAHDA LTD.</u>

By: ______________________

Name: ______________________

Date: ______________________

<u>SOCIEDAD KEDAHDA S.A.</u>

By: ______________________

Name: ______________________

Date: ______________________

14

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

BY AND AMONG

ROBERT W. ALLEN

GUSTAVO KOCH

ROBERT P. SHAW

SERGIO ARISTIZABAL

AND

B2GOLD CORPORATION

DATED OCTOBER 26, 2007

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this "Agreement") is made and entered into effective as of the 26th day of October, 2007 (the "Effective Date"), by and among: (a) ROBERT W. ALLEN ("ALLEN"), GUSTAVO KOCH ("KOCH"), ROBERT P. SHAW ("SHAW"), and SERGIO ARISTIZABAL ("ARISTIZABAL") (ALLEN, KOCH, SHAW and ARISTIZABAL are hereinafter sometimes referred to individually as a "Party" and sometimes collectively as "GRUPO NUS") (ALLEN and KOCH are hereinafter sometimes jointly referred to as "BULLET GROUP"); and (b) B2GOLD CORP. (hereinafter referred to as "B2GOLD"). GRUPO NUS, the individual members of GRUPO NUS and B2GOLD are sometimes hereinafter referred to collectively as the "Parties" and individually as a "Party."

Recitals

A. On or about July 18, 2005, GRUPO NUS and COMPANIA KEDAHDA LTD., a private limited company organized and existing under the laws of the British Virgin Islands ("KEDAHDA BVI"), entered into an "Association Contract for the Exploration of Mining Titles in Colombia" (the "Association Contract") relating to the possible exploitation and development of the GRAMALOTE Properties (as defined in Article 1.12 hereto), which includes the Table 1 Mining Titles (defined in Article 1.17 hereto).

B. On or about February 10, 2006, GRUPO NUS and KEDAHDA BVI incorporated GRAMLOTE LIMITED, a private limited company organized and existing under the laws of the British Virgin Islands ("GRAMALOTE BVI").

C. On or about March 14, 2006, GRUPO NUS and KEDAHDA BVI entered into a shareholders' agreement (the "Shareholders' Agreement") concerning, among other things: (1) the control and operation of GRAMALOTE BVI; (2) the implementation of the particulars of the Association Contract; (3) the implementation of the particulars of the First Escrow Agreement (defined in Recital F hereto); (4) the implementation of the particulars of the Exploration Agreement (defined in Recital G hereto); and (5) the implementation of the particulars of the Shareholders' Agreement.

1. Under the terms of the Shareholders' Agreement, and for administrative ease, GRAMALOTE BVI issued 100,000 (one hundred thousand) no par value shares (the "GRAMALOTE Shares").

    (a) A total of 75,000 (seventy-five thousand) Series B GRAMALOTE Shares were issued in the name of KEDAHDA BVI.

    (b) A total of 25,000 (twenty-five thousand) Series A GRAMALOTE Shares (the "GRUPO NUS Shares") were issued in the name of GRUPO NUS, and the same were allocated as follows:

        (i) 5,000 (five thousand) GRUPO NUS Shares to ARISTIZABAL;

(ii) 1,375 (one thousand three hundred seventy-five) GRUPO NUS Shares to SHAW; and

(iii) 18,625 (eighteen thousand six hundred twenty-five) GRUPO NUS Shares to BULLET GROUP.

2. Under the terms of the Shareholders' Agreement, stock certificates evidencing the GRAMALOTE Shares (including the GRUPO NUS Shares) were delivered to the Escrow Agent (as defined in the First Escrow Agreement), to be dealt with according to the terms of the First Escrow Agreement.

3. Under Article 4.4.E.2 of the Shareholders' Agreement, KEDAHDA BVI may obtain a 51% (fifty-one percent) ownership interest in GRAMALOTE BVI upon the occurrence of the following: (a) SOCIEDAD KEDAHDA S.A., a sociedad anónima organized and existing under the laws of Colombia ("KEDAHDA S.A.") fulfills work-in expenditures totaling USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars); (b) KEDAHDA BVI makes a payment of USD$500,000.00 (Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS on or before January 17, 2008; and (c) KEDAHDA BVI makes a payment of USD$500,000.00 (Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS on or before July 17, 2008.

4. Under Article 4.4.E.11 of the Shareholders' Agreement, KEDAHDA BVI may acquire an additional 24% (twenty-four percent) ownership in GRAMALOTE BVI (the "Additional 24% Interest") by completing a feasibility study and paying GRUPO NUS USD $15,000,000.00 (Fifteen Million and 00/100 United States Dollars) on or before July 17, 2010.

D. Under Article 13.3 of the Shareholders' Agreement, KEDAHDA BVI has a right of first refusal over the transfer of the GRUPO NUS Shares to B2GOLD (the "Right of First Refusal").

E. On or about March 14, 2006, GRUPO NUS, KEDAHDA BVI and Maitland & Co., the predecessor in interest to Maitland Advisory (IOM) Limited ("MAITLAND") entered into an escrow agreement (the "First Escrow Agreement") dealing with the respective shares of GRUPO NUS and KEDAHDA BVI in GRAMALOTE BVI. Simultaneously with the execution of this Agreement, B2GOLD shall enter into an escrow agreement with KEDAHDA BVI and MAITLAND (the "New Escrow Agreement"). Upon the execution of the New Escrow Agreement, the First Escrow Agreement shall be replaced and superseded in its entirety by the New Escrow Agreement.

F. On or about March 14, 2006, (1) GRAMALOTE (Colombia) LIMITED, a Colombian branch of GRAMALOTE BVI ("GRAMALOTE BRANCH"), (2) KEDAHDA S.A., and (3) KEDAHDA BVI entered into a document entitled "Exploration and Development Agreement" (the "Exploration Agreement") to establish, among other things, the manner in which to effectuate the development of the GRAMALOTE Properties.

G. GRUPO NUS desires to sell and assign to B2GOLD the Assets (as defined in Article 1.5 hereto) and B2GOLD desires to acquire and receive the Assets from GRUPO NUS.

H. KEDAHDA BVI has elected to waive its Right of First Refusal, and both KEDAHDA BVI and KEDAHDA S.A. have consented to the transfer of the Assets from GRUPO NUS to B2GOLD.

I. On or about August 21, 2007, the Parties entered into an agreement entitled Memorandum of Understanding (the "MOU") by which they agreed to the primary terms for the transfer of the Assets and B2GOLD advanced USD$3,500,000.00 (Three Million Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS. Upon the execution of this Agreement and the Collateral Agreements (as defined in Article 1.10 hereto), the MOU will be replaced and superseded in its entirety by this Agreement and the Collateral Agreements, which set forth the additional payment requirements from B2GOLD to GRUPO NUS.

J. Simultaneously with the execution of this Agreement, B2GOLD, GRUPO NUS, GRAMALOTE BVI, GRAMALOTE BRANCH, KEDAHDA BVI, KEDAHDA S.A. and ANGLOGOLD ASHANTI LIMITED, a company organized and existing under the laws of the Republic of South Africa, shall execute a document entitled "Transfer and Modification Agreement" (the "Transfer Agreement"), pursuant to which the Parties shall further effectuate the transfer of the Assets from GRUPO NUS to B2GOLD, for which B2GOLD shall fulfill certain additional payment requirements to GRUPO NUS. Notwithstanding any other provision contained herein, the failure of any non-Party to execute and/or deliver any documentation contemplated herein shall not affect B2GOLD's payment obligations to GRUPO NUS.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and other valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, the Parties agree as follows:

Agreement

ARTICLE 1
CERTAIN DEFINITIONS

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the terms defined below have the meanings herein assigned to them and the capitalized terms defined elsewhere in this Agreement, by inclusion in quotation marks and parentheses, shall have the meanings so ascribed to them.

1.1 Rules of Construction. For purposes of this Agreement:

(a) General. Unless the context otherwise requires:

(i) "or" is not exclusive;

(ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with accounting principles that are generally accepted in Canada;

(iii) words in the singular include the plural and words in the plural include the singular;

(iv) words in the masculine include the feminine and words in the feminine include the masculine;

(v) any date specified for any action that is not a Business Day shall be deemed to mean the first Business Day after such date; and

(vi) a reference to a Person includes its successors and assigns.

(b) Articles And Sections. References to Articles and Sections are, unless otherwise specified, to Articles and Sections of this Agreement. The captions to Articles or Sections hereof shall not be deemed to be a part of this Agreement.

(c) Exhibits And Schedules. The Exhibits and Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement.

(d) Other Agreements. References herein to any agreement or other instrument shall, unless the context otherwise requires (or the definition thereof otherwise specifies), be deemed references to that agreement or instrument as it may from time to time be changed, amended or extended. There is not incorporation by reference unless stated.

1.2 "Additional Mining Titles" means the mineral properties and rights therein that were applied for, either separately or jointly, for the benefit of GRAMALOTE BRANCH, by BULLET GROUP and KEDAHDA S.A., after the execution of the Association Contract, and which are further described in Schedule 1 hereto.

1.3 "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing, it being understood and agreed that with respect to a corporation, control shall mean a direct or indirect ownership of shares to which are attached more than 50% (fifty percent) of the voting rights.

1.4 "Agreement" means this Purchase and Sale Agreement, including any Schedules and Exhibits attached hereto.

1.5 "Assets" mean:

(a) the GRUPO NUS Shares (defined in Recital C.1.(b) above);

(b) GRUPO NUS' entire right, title and interest in and to GRAMALOTE BVI, the Association Contract, the Shareholders' Agreement, the Escrow Agreement and the Exploration Agreement (other than the right to receive the payments referred to in Article 2.5(c));

(c) all of GRUPO NUS' seismic, geophysical, geological, geochemical, and other geotechnical information and data relating to or arising out of the GRAMALOTE Properties; and

(d) all right, title and interest in respect of the properties comprised in the GRAMALOTE Properties.

1.6 "Assumed Liabilities" mean all liabilities, duties, and obligations that arise from ownership or operation of the Assets on and after the Effective Date or otherwise expressly assumed under this Agreement.

1.7 "Business Day" means any day on which commercial banks are open for business in Colombia, not being a weekend day or a public holiday in Colombia.

1.8 "Closing" means the transfer of funds and/or execution of documents or delivery or recording of executed documents contemplated by this Agreement on a Closing Date or at such other time or place as the Parties may mutually agree upon in writing. As this Agreement will be completed through a series of Closings (each being referred to as a "Stage"), each Stage of Closing is specified herein setting forth the funds and/or documents associated therewith.

1.9 "Closing Date" means those dates as set forth in Article 2 for the various Stages of the Closings.

1.10 "Collateral Agreements" mean the Transfer Agreement (defined in Recital J above) and any and all further documents or instruments that may be required in order to effectuate the purposes of this Agreement.

1.11 "Effective Date" means the date defined as such in the first paragraph of this Agreement.

1.12 "GRAMALOTE Properties" mean the Table 1 Mining Titles, the Table 2 Mining Titles and the Additional Mining Titles.

1.13 "Initial Public Offering" or "IPO" means the offering by B2GOLD to the public of its common shares under a prospectus, intended to result in the listing for trading of such shares on the Stock Exchange (defined in Article 1.16 hereto).

1.14 "Permitted Encumbrances" mean:

(a) reservations, limitations, exceptions, provisos and conditions expressed in the concession grants for the GRAMALOTE Properties and the statutory exceptions to title of the GRAMALOTE Properties;

(b) any registered easements, restrictions or covenants that run with the GRAMALOTE Properties that do not in the aggregate materially detract from the value of the GRAMALOTE Properties;

(c) registered or unregistered rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services pertaining to the GRAMALOTE Properties;

(d) inchoate or statutory liens for taxes or other governmental levies or charges imposed under applicable laws of Colombia and not then due and payable; and

(e) statutory liens incurred or deposits made in the ordinary course of business in connection with worker's compensation, employment insurance and similar laws, but only to the extent that each such statutory lien or deposit relates to amounts not yet due and payable.

1.15 "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or other business entity.

1.16 "Stock Exchange" means the Toronto Stock Exchange, the TSX Venture Exchange or any other stock exchange on which the common shares of B2GOLD are listed at the relevant time.

1.17 "Table 1 Mining Titles" means the mineral properties and rights therein referred to in Section I of the Association Contract, and further described in Schedule 2 hereto.

1.18 "Table 2 Mining Titles" means the mineral properties and rights therein referred to in Section II of the Association Contract, and further described in Schedule 3 hereto.

ARTICLE 2
PURCHASE AND PAYMENTS

2.1 Assets. On the First Stage Closing Date (defined in Article 2.2 immediately below), GRUPO NUS shall, and shall cause its Affiliates to: (a) sell, assign, transfer and convey to B2GOLD the Assets free and clear of any and all judicial or extrajudicial encumbrances, liens, burdens, restrictions, taxes, offsets, claims or royalty other than those provided for in the applicable legislation; and (b) to execute the Collateral Agreements. B2GOLD shall purchase and pay for the Assets, assume the Assumed Liabilities and enter into the Collateral Agreements as provided in Article 2.2.

2.2 Payments And Dates For First and Second Stage Closings.

(a) Closing for the first Stage shall occur on October 31, 2007 (or such earlier date as B2GOLD and GRUPO NUS may mutually agree), so long as: (i) B2GOLD is satisfied with the results of its due diligence inquiries and investigations concerning GRAMALOTE BVI and the GRAMALOTE Properties; and either (ii) GRUPO NUS provides proof to B2GOLD that GRUPO NUS has received the Waiver and Consent (defined in paragraph 5 of the MOU) in a form acceptable to B2GOLD and GRUPO NUS or (iii) KEDAHDA BVI has failed to exercise its Right of First Refusal within the time period set forth in Article 13.3.A of the Shareholders' Agreement (the "First Stage Closing Date"); and

(b) Closing for the second Stage shall occur on or before 180 (one hundred eighty) days from the First Stage Closing Date, but in no event later than April 30, 2008 (the "Second Stage Closing Date").

(c) On the First Stage Closing Date, the following shall occur:

(i) the Parties shall execute this Agreement and the Collateral Agreements, at which time the MOU shall be superseded in its entirety by this Agreement and the Collateral Agreements;

(ii) B2GOLD shall pay to GRUPO NUS USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars) (the " First Stage Payment") in the following manner:

(a) the promissory note dated August 21, 2007 in the principal amount of USD$3,500,000.00 (Three Million Five Hundred Thousand and 00/100 United States Dollars), obligating GRUPO NUS to pay that amount to B2GOLD, shall be marked as "paid in full" and returned to GRUPO NUS, said funds being applied in full as payment toward the First Stage Payment amount, it being understood that B2GOLD shall release and return the collateral pledged as set forth in Schedule 1A to the MOU; and

(b) USD$4,000,000.00 (Four Million and 00/100 United States Dollars) to be paid by B2GOLD to GRUPO NUS to satisfy the remaining balance of the First Stage Payment.

(iii) KOCH shall execute an appropriate document effectuating his resignation as a member of GRAMALOTE BVI's board of directors, effective as of the First Stage Closing Date; and

(iv) GRUPO NUS shall execute appropriate documents effectuating the transfer of the GRUPO NUS Shares to B2GOLD.

(d) On the Second Stage Closing Date, B2GOLD shall pay to GRUPO NUS USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars).

2.3 Payments For Contingent Third Stage Closing. As additional and contingent consideration for the purchase of the Assets, subject to completion by B2GOLD of the Initial Public Offering, B2GOLD agrees to issue to GRUPO NUS, in the percentages set forth in Schedule 4 attached hereto, that number of warrants to purchase common shares of B2GOLD ("Warrants") at the time of completion of the IPO (the "Contingent Third Stage Closing") that will entitle GRUPO NUS to purchase an aggregate of Cdn$5,000,000.00 (Five Million and 00/100 Canadian Dollars) of such common shares, on the following terms and conditions:

(a) the Warrants shall be substantially in the form of Schedule 5 hereto;

(b) the exercise price for the purchase of shares under the Warrants will be the price at which common shares are offered for sale in the IPO;

(c) the Warrants will be exercisable in whole or in part for a term of three (3) years from the date of closing of the IPO;

(d) the Warrants will have terms and conditions that are customary for such securities in public offerings of common shares and warrants in Canada for listing on the Stock Exchange, including, and to the extent expressly authorized by the applicable rules of the Stock Exchange, the allowance of a cashless exercise of the Warrants by GRUPO NUS;

(e) the provisions of this Article 2.3 and the Warrants shall be subject to the approval by the Stock Exchange, and B2GOLD shall exercise good faith efforts to secure such approval;

(f) the terms and conditions of the Warrants, as well as the common stock into which the same are converted, shall be subject to the applicable Stock Exchange or other securities regulatory authority requirements (including trading restrictions); and

(g) in the event of a disposition by B2GOLD of the Assets, the obligation of B2GOLD to issue Warrants to GRUPO NUS under this Article 2.3 shall be assumed by and become the obligation of any bona fide non-B2GOLD Affiliate, purchaser or assignee or successor to the interest of B2GOLD in GRAMALOTE BVI or the GRAMALOTE Properties, it being expressly understood and agreed that said obligation may be satisfied through the payment of USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS by any such purchaser, assignee or successor.

2.4 Payment For Contingent Fourth Stage Closing. If KEDAHDA BVI does not increase its ownership interest in GRAMALOTE BVI from 51% (fifty-one percent) to 75% (seventy-five percent) as contemplated in the First Shareholders' Agreement on the first to occur of (a) July 18, 2010 and the completion of a positive feasibility study on the GRAMALOTE Properties, or (b) as a result of a waiver by KEDAHDA BVI of its right to so increase its ownership interest in GRAMALOTE BVI before July 18, 2010 (the "KEDAHDA BVI Option Exercise Date"), B2GOLD shall have the option to acquire the Additional 24% Interest by paying to GRUPO NUS USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars), either in cash or common stock of B2GOLD, at the option of B2GOLD (the "B2GOLD 24% Option"), within 60 (sixty) days from the KEDAHDA BVI Option Exercise Date (the "Contingent Fourth Stage Closing Date"):

(a) if the payment is made in common stock of B2GOLD, the value of each share issued shall be equal to the average closing price of B2GOLD's common stock for the 20 (twenty) days immediately preceding the payment date;

(b) any conversion rate to the Canadian dollar shall be the closing rate on the day immediately preceding the payment date;

(c) at such time as B2GOLD acquires the Additional 24% Interest in GRAMALOTE BVI, B2GOLD shall assume all contribution and other obligations associated with the Additional 24% Interest under the Association Contract and the Shareholders Agreement; and

(d) if B2GOLD does not exercise the B2GOLD 24% Option as of the Contingent Fourth Stage Closing Date, GRUPO NUS, or any of its individual members shall,

within 60 (sixty) days from the Contingent Fourth Stage Closing Date (the "GRUPO NUS Option Exercise Date") elect to either:

(i) take an assignment from B2GOLD, at no charge to GRUPO NUS, of the Additional 24% Interest, in the percentages set forth in Schedule 4 attached hereto, and assume all contribution and other obligations associated therewith; or

(ii) allow B2GOLD to retain, at no charge to B2GOLD, the Additional 24% Interest and assume all contribution and other obligations associated therewith;

and the failure by GRUPO NUS to make an election as of the GRUPO NUS Option Exercise Date shall result in GRUPO NUS being deemed to have made the election under Article 2.4(d)(ii) immediately above.

2.5 Additional Payments To GRUPO NUS.

(a) If B2GOLD acquires KEDAHDA BVI's 51% (fifty-one percent) ownership interest in GRAMALOTE BVI at any time, the USD$15,000,000.00 (Fifteen Million and 00/100 United States Dollars) payment to GRUPO NUS referred to in Recital C.4 shall be due, on the first to occur of (i) July 18, 2010, or (ii) the completion of a positive feasibility study on the GRAMALOTE Properties, less credit for (I) the amount of USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars) received from the Second Stage closing already paid to GRUPO NUS, if B2GOLD has previously acquired the Additional 24% Interest, and (II) any amounts paid or payable to GRUPO NUS under Article 2.5(g) resulting from B2GOLD's acquisition of the Additional 24% Interest, up to a maximum credit of USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars) for any such amounts paid under Article 2.5(g).

(b) If the amount credited to B2GOLD by GRUPO NUS pursuant to Article 2.5(a)(ii)(II) is less than USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars), then B2GOLD will get credit for the difference between USD$2,500,000.00 (Two Million Five Hundred Thousand and 00/100 United States Dollars) and that lesser amount in respect of any future amounts payable under Article 2.5(g).

(c) Notwithstanding GRUPO NUS having assigned all of its right, title and interest in and to the Assets, including the Association Contract, the Parties acknowledge that certain payments potentially due thereunder have not yet become payable and therefore have not been paid, and that the following potential payments, at such time as they are due and payable by KEDAHDA BVI, will be payable by KEDAHDA BVI to GRUPO NUS and not to B2GOLD:

(i) the 2 (two) payments of USD$500,000.00 (Five Hundred Thousand and 00/100 United States Dollars) each, totaling USD$1,000,000.00 (One Million and 00/100 United States Dollars), as set forth in Clause 5.4 of the Association Contract, which shall be payable directly by KEDAHDA BVI

to GRUPO NUS if and when said payments become due and payable under the terms of the Association Contract; and

(ii) the payment totaling USD$15,000,000.00 (Fifteen Million and 00/100 United States Dollars) as set forth in Clause 7 of the Association Contract shall be payable directly by KEDAHDA BVI to GRUPO NUS if and when said payment becomes due and payable under the terms of the Association Contract.

(d) As additional consideration for the purchase of the Assets, unless the 49% Excess Ounces Payment is payable under Article 2.5(g) below, B2GOLD shall pay to GRUPO NUS USD$10.00 (Ten and 00/100 United States Dollars) per ounce of gold for 25% (twenty-five percent) of that number of ounces of gold in excess of 1,000,000 (one million) proven and probable ounces of gold reserves of GRAMALOTE BVI (the "Excess Ounces"):

(i) The calculation of the amount of ounces that are placed in B2GOLD's proven and probable reserve category shall be updated at least every 2 (two) years.

(ii) GRUPO NUS will be entitled to receive a payment under this Article 2.5(d) within 10 (ten) days after any public announcement by B2GOLD of any determination of the proven and probable gold reserves comprised in the GRAMALOTE Properties, which determination shall be made in accordance with the requirements for disclosure of such categories of mineral reserves under National Instrument 43-101 and which results in an increase in the Excess Ounces.

(iii) The obligation of B2GOLD to make any payments to GRUPO NUS in respect of the Excess Ounces shall be assumed by and become the obligation of any purchaser or assignee of or successor to the interest of B2GOLD in GRAMALOTE BVI or the GRAMALOTE Properties.

(e) The amount of the proven and probable reserves upon which the additional payment provided for in Article 2.5(d) is to be calculated will include those reserves that are determined to exist and be located within the Area of Interest (as defined in the Shareholders' Agreement) and will not include reserves located in any other properties that GRAMALOTE may acquire.

(f) The proven and probable reserves will include all gold ounces determined to exist over the entire future life of the GRAMALOTE Properties, so long as B2GOLD or any of its successors, purchasers, or assignees owns an interest in the GRAMALOTE Properties.

(g) If B2GOLD acquires the Additional 24% Interest by payment of USD$7,500,000.00 (Seven Million Five Hundred Thousand and 00/100 United States Dollars) to GRUPO NUS as contemplated in Article 2.4, then, subject to Article 2.5(b), B2GOLD shall pay USD$10.00 (Ten and 00/100 United States Dollars) per ounce of gold for 49% (forty-nine percent) rather than 25% (twenty-five percent) of the Excess Ounces (the "49% Excess Ounces Payment").

(i) B2GOLD shall be obligated to pay, and GRUPO NUS shall be entitled to receive, the 49% Excess Ounces Payment throughout the exploitation and development of the GRAMALOTE Properties.

(ii) The obligation of B2GOLD to make any payments to GRUPO NUS in respect of the 49% Excess Ounces Payment shall be assumed by and become the obligation of any purchaser or assignee of or successor in interest of B2GOLD in GRAMALOTE or the GRAMALOTE Properties.

Attached hereto as Schedule 6 is a copy of an electronic mail that provides examples illustrating the application of the various potential additional payments set forth under Articles 2.5(a), 2.5(d) and 2.5(g) above. Should at any time there be a conflict in meaning or interpretation between the language in this Agreement and Schedule 6, the language in this Agreement shall control.

2.6 Method Of Payment. Any amount payable under this Agreement shall be payable in immediately available funds by means of a wire transfer, in the percentages indicated in Schedule 4 hereto, and in accordance with the payment instructions set forth in Schedule 7 hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 GRUPO NUS. Each of ALLEN, KOCH, SHAW and ARISTIZABAL severally represents and warrants to B2GOLD that, as of the Effective Date:

(a) he has full power, capacity and authority to carry on his business and to enter into and perform the obligations of GRUPO NUS under this Agreement and any agreement or instrument referred to or contemplated by this Agreement, and this Agreement is legally binding upon him and is enforceable in accordance with its terms;

(b) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which he is a contracting party;

(c) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction;

(d) there is no default under or circumstance that with the passage of time will result in any breach of or default under any of the Collateral Agreements;

(e) the GRAMALOTE Properties are properly and accurately described in Schedules 1, 2 and 3 hereto and have been properly granted to and are held by GRAMALOTE BRANCH under the laws of Colombia and are in good standing, and GRAMALOTE BRANCH is duly qualified to acquire, hold and exploit mineral concessions and licenses in Colombia;

(f) GRAMALOTE BRANCH is a juridical entity duly qualified to carry on business in Colombia and to own and exploit the GRAMALOTE Properties;

(g) no Person has any proprietary or possessory interest in the GRAMALOTE Properties or the minerals therein or any right capable of becoming an interest in the GRAMALOTE Properties or the minerals therein and, except for payments due to the Government of Colombia to maintain the GRAMALOTE Properties in good standing, no Person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the GRAMALOTE Properties, other than the Permitted Encumbrances;

(h) there are no liens, charges, encumbrances (recorded or unrecorded), restrictions, reservations, defects or objections materially affecting GRAMALOTE BRANCH's rights as the holder of the GRAMALOTE Properties of which he is aware, excepting only the paramount title of the Government of Colombia, the Permitted Encumbrances and the terms and conditions relating to the GRAMALOTE Properties as described in Schedules 1, 2 and 3 hereto;

(i) conditions on and relating to the GRAMALOTE Properties and operations conducted thereon by or on behalf GRAMALOTE BRANCH or GRUPO NUS are and have been, to the best of his knowledge, in substantial compliance with all applicable laws, regulations or orders including, without limitation, laws relating to environmental matters, waste disposal and storage and reclamation;

(j) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the GRAMALOTE Properties and the conduct of the operations related thereto, nor has GRAMALOTE BRANCH or GRUPO NUS received any notice of same;

(k) there has not been, to the best of his knowledge, any act or omission by GRAMALOTE BRANCH or GRUPO NUS or any of them which would result by notice or lapse of time in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of the GRAMALOTE Properties in any material respect;

(l) none of: (i) GRUPO DE BULLET S.A., a sociedad anónima organized and existing under the laws of Colombia; (ii) BULLET HOLDING CORPORATION, a company organized and existing under the laws of Panama; (iii) CONTINENTAL GOLD LIMITED, a private limited company organized and existing under the laws of Bermuda; (iv) CONTINENTAL GOLD COLOMBIA S.A., a sociedad anónima organized and existing under the laws of Colombia; or (v) any Person or Affiliate affiliated with any member of GRUPO NUS has any right or interest in, or any right to acquire an interest in, GRAMALOTE BVI, GRAMALOTE BRANCH or the GRAMALOTE Properties;

(m) there are no consents, orders or approvals, governmental or otherwise, required in Colombia with respect to the completion of the transfer of the Assets; and

(n) there are no actual, pending or threatened actions, suits, claims or proceedings regarding the Assets or any basis therefor of which he is aware.

3.2 B2GOLD. B2GOLD represents and warrants to GRUPO NUS that, as of the Effective Date:

(a) it is a company incorporated, organized and validly subsisting under the laws of the Province of British Columbia, Canada and is qualified to carry on business in that jurisdiction;

(b) it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement, and this Agreement is legally binding upon it and is enforceable in accordance with its terms;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a contracting party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby have been duly authorized by all necessary corporate action on its part and will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its incorporating documents.

ARTICLE 4
INDEMNITIES

4.1 Indemnity By GRUPO NUS. From and after the Effective Date, GRUPO NUS shall retain only those obligations and liabilities directly arising from its own acts or omissions and those of its contractors and agents relating to the Assets and its ownership thereof prior to the Effective Date (the "Retained Liabilities") and hereby agrees to indemnify, defend and hold B2GOLD harmless from and against all of the following:

(a) the Retained Liabilities;

(b) any non-performance or non-fulfillment in any material respect, any covenant or agreement of GRUPO NUS contained in this Agreement or in any document executed and delivered by it in order to carry out the transactions contemplated hereby;

(c) any material misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by GRUPO NUS contained in this Agreement or contained in any document or certificate executed and delivered by it in order to carry out the transactions contemplated hereby; and

(d) all costs and expenses including, without limitation, legal fees and expenses incidental to or in respect of the foregoing.

4.2 Indemnity By B2GOLD. B2GOLD hereby agrees to indemnify, defend and save GRUPO NUS harmless from and against any and all claims, demands, actions, causes of actions, damages, loss, deficiencies, costs, liabilities and expenses which may be made or brought against GRUPO NUS or which GRUPO NUS may suffer or incur as a result of, in respect of, or arising out of:

(a) all Assumed Liabilities;

(b) any non-performance or non-fulfillment in any material respect of any covenant or agreement of B2GOLD contained in this Agreement or in any document executed and delivered by it in order to carry out the transactions contemplated hereby;

(c) any material misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by B2GOLD contained in this Agreement or contained in any document or certificate executed and delivered by it in order to carry out the transactions contemplated hereby; and

(d) all costs and expenses including, without limitation, legal fees and expenses incidental to or in respect of the foregoing.

ARTICLE 5
NOTICES

5.1 All notices provided for in this Agreement and any other notice, request, demand or communication pursuant to this Agreement must be provided in writing to all Parties hereto and may be given:

(a) via personal delivery;

(b) via courier service;

(c) by registered or certified mail, first-class postage prepaid, return receipt requested;

(d) by facsimile, provided the sender has evidence that the facsimile was received by the addressee's facsimile machine; or

(e) by electronic mail, provide that the sender has evidence that the electronic mail was received at the electronic address of the address.

5.2 Notices shall be effective:

(a) if delivered personally, by facsimile or electronic mail, on the date of delivery if delivered before or during normal business hours, and on the next business day if delivered after normal business hours; and

(b) on the date of delivery if by mail or courier.

5.3 Notices and other communications shall be addressed to the respective Parties, at the address set forth below. The addresses and names specified below may be modified at any time, by a notice given in accordance with the provisions of this Article 5.

If to GRUPO NUS:

Attention: Robert W. Allen
Address: Carrera 32 #12A-11
El Poblado
Medellín
Colombia
Facsimile: +57.4.312.4277
Electronic Mail: calfneck@yahoo.com

If to B2GOLD:

Attention: Mark A. Corra
Address: Suite 3100, Three Bentall Centre
595 Burrard Street, P.O. Box 49143
Vancouver, British Columbia
CANADA V7X 1J1
Facsimile: +1.604.681.6209
Electronic Mail: mcorra@b2gold.com

and:

Attention: Roger T. Richer
Address: Suite 3100, Three Bentall Centre
595 Burrard Street, P.O. Box 49143
Vancouver, British Columbia
CANADA V7X 1J1
Facsimile: +1.604.681.6209
Electronic Mail: rricher@b2gold.com

with a copy to:

Attention: George G. Ventura
Address: 170 S. Main St., Suite 1500
Salt Lake City, Utah 84105
United States of America
Facsimile: +1.801.328.0537
Electronic Mail: gventura@joneswaldo.com

ARTICLE 6
DISPUTE RESOLUTION

6.1 Because of the multinational character of the relationship between the Parties and of the activities to be conducted under this Agreement, the Parties desire to establish with certainty that this Agreement will be governed by and construed in accordance with the

law of a center for mining and international mining activities which is acceptable to them. Accordingly, this Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, United States of America, except for its rules pertaining to conflicts of law.

6.2 Any dispute, controversy or claims by or between the Parties arising out of or relating to this Agreement or the breach, termination, or invalidity thereof (the "Dispute") shall be resolved as follows:

(a) the Parties shall endeavor for a period of 2 (two) weeks to resolve the Dispute by negotiation; and

(b) if negotiations are unsuccessful, the Parties shall, at the request of either of the Parties, attempt to mediate the Dispute before a mutually acceptable mediator. The mediation shall be completed within 3 (three) weeks of the request for mediation unless the period is extended in writing by the Parties.

6.3 In the event the Dispute is not successfully mediated, the Parties agree to submit the Dispute to binding arbitration ("Arbitration") which shall be conducted in accordance with the following:

(a) It shall be in accordance with the American Arbitration Association Rules in effect on the Effective Date.

(b) Unless otherwise agreed by the Parties, there shall be 1 (one) arbitrator who shall be a person with a technical expertise or background in the subject area of the Dispute and who shall be fluent in English.

(c) If the Parties are unable to select an arbitrator within 30 (thirty) days of the notice of Arbitration, the arbitrator shall be selected, and the Arbitration administered, by the American Arbitration Association.

(d) Unless otherwise agreed by the Parties, the place of the Arbitration shall be Denver, Colorado, United States of America.

(e) Unless otherwise agreed by the Parties, the language in the Arbitration shall be English.

(f) The arbitrator shall have the authority to order the Parties to produce documents or things for inspection and to provide appropriate discovery to each other, including the depositions of party witnesses.

(g) The arbitrator shall have the authority to order interim measures or preliminary injunctive measures and to require an undertaking or bond if appropriate.

(h) At the request of either of the Parties, there shall be an oral hearing for the presentation of oral testimony and oral argument. Written presentations may also be received. The Parties shall have the right to cross examine witnesses, if requested. Evidence or arguments shall be presented in English.

(i) The arbitrator shall have the authority to administer oaths and to issue orders requiring the presence of witnesses at the hearing if consistent with local law, or to apply to a local court to issue such orders.

(j) The arbitrator shall decide the Dispute on the basis of law and in accordance with the provisions of this Agreement.

(k) The arbitrator shall render a decision in writing not more than 3 (three) months after the notice of Arbitration. The decision shall be final and binding on the Parties and shall not subject to appeal or review.

(l) The prevailing Party shall be entitled to an award of costs and attorneys' fees unless the arbitrator determines that each of the Parties should bear its own costs and split the common costs of Arbitration.

ARTICLE 7
MISCELLANEOUS PROVISIONS

7.1 Recitals Incorporated. The Recitals to this Agreement are true and correct and are hereby incorporated by reference into and made a part of this Agreement.

7.2 Preparation Of This Agreement. The Parties and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise in favor of either Party.

7.3 Further Assurances. The Parties hereby agree to execute and deliver, from time-to-time hereafter, to one another any and all further documents or instruments as they may reasonably request in order to effectuate the purposes and carry out the provisions of this Agreement. In the event that at any time hereafter, due to a change in circumstances (including, without limitation, any changes in applicable law or any decision hereafter made by a court of competent jurisdiction construing applicable law), it is, in the opinion of counsel for a Party, necessary or desirable to file or record this Agreement or the Collateral Agreements, the Parties agree to execute and deliver any instruments that may be necessary or appropriate to make such filing or recording effective.

7.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the Parties.

7.5 Assignability.

(a) Either of the Parties may assign to a third party this Agreement or any part hereof or any claim against the other Party hereto arising directly or indirectly out of or in connection with this Agreement without the prior consent of the other Party, so long as the assigning Party has provided to the non-assigning Party notice of the assignment, and the third party assignee has committed in writing to be bound by this Agreement to the same extent as the assigning Party.

(b) In the event of any assignment by GRUPO NUS, the Parties expressly agree that B2GOLD shall have the right of set off vis-à-vis any third party assignee for any unfulfilled obligations on the part of GRUPO NUS.

7.6 Waiver, Modification Or Cancellation. Any waiver, alteration or modification of any of the provisions of this Agreement, or cancellation or replacement of the same, shall not be valid unless made in writing and signed by the Parties hereto.

7.7 Entire Agreement. This Agreement, and the modifications made herein to the Collateral Agreements contain the entire understanding and agreement of the Parties with respect to the subject matters set forth herein or therein, superseding any and all prior agreements, written or oral, between the Parties regarding the same subject matter. Each Party to this Agreement acknowledges that no representations, inducements, promises or statements (whether oral or written) have been made by any Party hereto or anyone acting on behalf of any Party hereto which are not embodied herein. Each Party agrees that no other agreement, covenant, representation, inducement, promise or statement with respect to the subject matter hereof, if not set forth herein in writing shall be valid or binding.

7.8 Joint And Several Liability. The liability of each member of GRUPO NUS with respect to the obligations under this Agreement shall be joint and several. A single notice delivered to ALLEN pursuant to Article 5 shall be deemed to constitute proper notice to each member of GRUPO NUS.

7.9 Tax And Other Consequences. Each Party shall be responsible for their respective tax and administrative obligations resulting from the execution of this Agreement.

7.10 Costs. Each Party shall be responsible for their respective costs and expenses (including legal and accounting fees) associated with the execution of this Agreement.

7.11 Captions And Headings. The captions and headings of the paragraphs of this Agreement are inserted for convenience of reference only and are not to be construed in any way as a part of this Agreement.

7.12 Execution In Counterparts. This Agreement may be executed in counterpart and such counterparts (including any transmitted by electronic facsimile) shall constitute one and the same instrument.

7.13 English And Spanish Language Versions. This Agreement has been drafted and negotiated in English and the Schedules attached hereto have been drafted in either English or Spanish. Should at any time there be a conflict in meaning or interpretation between the Spanish and English versions of this Agreement or the Schedules attached hereto, the English language version shall control.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, in five (5) originals, by their duly authorized representatives, as of the Effective Date and at the places set forth below.

[signatures on next page]

GRUPO NUS:

Robert W. Allen

Date: 12 Oct, 2007

Place: B2 Offices Vancouver, Canada

Gustavo Koch

Date: OCTOBER 12, 2007

Place: Medellin, Colombia

Robert P. Shaw

Date: Oct 22 2007

Place: Medellin Colombia

Sergio Aristizabal

Date: Oct 26/07

Place: Medelin Colombia

B2GOLD CORP.:

By:

Name: Roger Richer

Title: Executive VP, General Counsel and Secretary

Date: October 12, 2007

Place: B2 Offices Vancouver, BC.

Schedule 1

Additional Mining Titles (page 1 of 3)

Application N°	Date	Application Controlled By	Location	Area Requested (Ha)
F1-1823	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080065X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-0800118X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-0800125X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1826	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080068X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080070X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-0800120X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-0800122X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1831	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-0800112X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1817	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1818	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1819	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-080073X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
ICQ-080061X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
F1-1820	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
ICQ-080064X	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
F1-1821	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	2767
F1-1824	26-Mar-07	Bullet Group	San Roque, Yolombo y Santo Domingo	10000
IEG-08251	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08231	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08221	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08211	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900
IEG-08181	16-May-07	Bullet Group	San Roque, Maceo y Yolombo	4900

Schedule 1

Additional Mining Titles (page 2 of 3)

Application N°	Date	Application Controlled By	Location	Area Requested (Ha)
ICQ-080062X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	826.81
IFC-08111	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	373.44
ICQ-0800167X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800285X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800286X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800386X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800394X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800395X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800396X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800397X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800401X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-0800403X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080117X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080217X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080218X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080316X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080317X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080415X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080554X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080556X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-080620X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31
ICQ-081020X	26-Mar-07	Sociedad Kedahda S.A.	San Roque, Maceo Y Yolombo	4485.31

Schedule 1

Additional Mining Titles (page 3 of 3)

No.	Type of Title	Holder	Area	Date of application	Status
6185B	Concession contract	Sociedad Kedahda S.A.	750.20 ha	N/A	N/A
7153B	Concession contract	Sociedad Kedahda S.A.	745.84	N/A	N/A
7153	Concession contract	Sociedad Kedahda A.A.	1065.88	N/A	N/A
6194B					

Schedule 2

Table 1 Mining Titles

No.	Type of title	Holder	Area (ha)	Environmental Licence	Expiration date	Payments
6032	Concession Contract	Gramalote Colombia Ltd	2246.13	Not yet required	4 August 2036	Have been made
14292	Exploitation Licence	Gramalote Colombia Ltd	56.7477	Pending	9th July 2013	Have been made
6263	Concession Contract	Gramalote Colombia Ltd.	127.5156	Not yet required	8 August 2036	Have been made
5917	Concession Contract	Gramalote Colombia Ltd.	1962.8150	Not yet required	10 May 2036	Have been made
6054	Concession Contract	Gramalote Colombia Ltd.	752.1628	Not yet required	4 Nov 2034	Have been made
4894	Exploration Licence	Gramalote Colombia Ltd.	2293.6170	Not yet required	8 July 2033	Have been made

Schedule 3

Table 2 Mining Titles

No.	Type of Title	Holder	Area	Date of application	Status
6185	Proposal for concession Contract with free area technical study	Sociedad Kedahda S.A.	2.168.4219 ha	13 April 2004	Ready for signing
6190	Proposal for concession Contract with free area technical study	Sociedad Kedahda S.A.	9.206.8200 ha	12 April 2004	Free area study accepted
2042	Exploitation license	Los Cordoba	51.23 ha	N/A	N/A

Schedule 3

Table 2 Mining Titles

Project Map



894000'E
898000'E
902000'E
906000'E
910000'E
914000'E
918000'E
1218000'N
1214000'N
1210000'N
1206000'N
1202000'N
1198000'N
6194B
6185B
7153B
6263
6054
2042
5917
ICO-080073X
F1-1821
14292
EG-08231
6032
7159
6185
4894
6190
CONVENCIONES
CONTRATOS
SOLICITUDES
AREA DEL NEGOCIO

Schedule 4

BULLET GROUP	74.5%
SERGIO ARISTIZABAL	20.0%
ROBERT P. SHAW	5.5%

Schedule 5

FORM OF WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE ●. *[four months plus one day from the date of issue]*

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL ● *[four months plus one day from the date of issue].*

VOID AFTER 5:00 PM (VANCOUVER TIME) IN THE CITY OF VANCOUVER, PROVINCE OF BRITISH COLUMBIA, ON ● *[3 years from the date of closing of the Company's initial public offering].*

WARRANTS TO PURCHASE COMMON SHARES OF
B2GOLD CORP.
(a British Columbia Company)

No. ●

● *[number of warrants]* WARRANTS
NOTE: One Warrant is Required
to purchase one common share.

THIS IS TO CERTIFY THAT for value received the holder, ● *[name and address of holder]*, of this certificate (the "**Warrant Certificate**") is entitled to purchase one fully paid and non-assessable common share of B2Gold Corp. (herein called the "**Company**") for each Warrant represented hereby, at any time up to 5:00 p.m. (Pacific time) in the City of Vancouver, Province of British Columbia on ● *[3 years from the date of closing of the Company's initial public offering]* (the "**Expiry Date**") at and for a price of $● *[initial public offering issue price]* of lawful money of Canada, upon and subject to the terms and conditions referred to in this Warrant Certificate.

The Warrants may be exercised only at the registered offices of the Company at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed.

B2GOLD CORP.

By: ______________________________
Director

TERMS AND CONDITIONS AND INSTRUCTIONS

1. INTERPRETATION

1.1 Definitions

In these Terms and Conditions, unless there is something in the subject matter or context inconsistent therewith:

(a) "Company" means B2Gold Corp. until a successor company becomes such and thereafter "Company" will mean such successor company;

(b) "Company's Auditor" means an independent firm of accountants duly appointed as auditor of the Company;

(c) "Director" means a Director of the Company for the time being, and reference, without more, to action by the Directors means action by the Directors of the Company as a Board, or whenever duly empowered, action by an executive committee of the Board;

(d) "herein," "hereby," "hereof" and similar expressions refer to these Terms and Conditions as the same may be amended or modified from time to time; and the expression "Section" and "Subsection" followed by a number refer to the specified Section or Subsection of these Terms and Conditions;

(e) "person" means an individual, company, partnership, trustee or any unincorporated organization and words importing persons have a similar meaning;

(f) "Shares" means the common shares in the capital of the Company as constituted at the date hereof and any shares resulting from any subdivision or consolidation of the shares;

(g) "US Securities Act" means the United States Securities Act of 1933, as amended;

(h) "Warrant" means this share purchase warrant of the Company, issued and presently authorized as set out on the face page hereof and for the time being outstanding;

(i) "Warrant Holder" or "Holder" means the holder of the Warrant; and

(j) words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.2 Interpretation not Affected by Headings

The division of these Terms and Conditions into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation thereof.

1.3 Applicable Law

The Warrant will be construed in accordance with the laws of British Columbia and the laws of Canada applicable thereto and will be treated in all respects as a British Columbia contract.

2. ISSUE OF WARRANTS

2.1 Issue of Warrants

Warrants entitling the Holders thereof to purchase the number of Shares of the Company indicated on the face page hereof are authorized to be issued by the Company.

2.2 Warrant Holder not a Shareholder

The holding of the Warrants will not constitute the Holder thereof a shareholder of the Company, nor entitle him to any right or interest in respect thereof except as in the Warrants expressly provided.

2.3 Exchange of Warrants

(a) Warrants in any authorized denomination may, upon compliance with the reasonable requirements of the Company, be exchanged for Warrants in any other authorized denomination, of the same series and date of expiry entitling the Holder thereof to purchase any equal aggregate number of Shares at the same subscription price and on the same terms as the Warrants so exchanged.

(b) Warrants may be exchanged only at the office of the Company. Any Warrant tendered for exchange will be surrendered to the Company and cancelled.

2.4 Charges for Exchange

On exchange of Warrants, the Company except as otherwise herein provided, may charge a sum not exceeding $1.00 for each new Warrant certificate issued; and payment of such charges and of any transfer taxes or governmental or other charges required to be paid will be made by the person requesting such exchange.

2.5 Issue in Substitution for Lost Warrant

(a) In case a Warrant becomes mutilated, lost, destroyed or stolen, the Company in its discretion may issue and deliver a new Warrant of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated Warrant, or in lieu of, and in substitution for such lost, destroyed or stolen Warrant and the substituted Warrant will be entitled to the benefit hereof and rank equally in accordance with its terms with all other Warrants issued or to be issued by the Company.

(b) The applicant for the issue of a new Warrant pursuant hereto will bear the cost of the issue thereof and in case of loss, destruction or theft will furnish to the Company such evidence of ownership and of loss, destruction, or theft of the Warrant so lost, destroyed or stolen as will be satisfactory to the Company in its discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to the Company in

its discretion, and will pay the reasonable charges of the Company in connection therewith.

3. OWNERSHIP

3.1 Ownership of Warrants

The Company may deem and treat the Holder of any Warrant as the absolute owner of such Warrant, for all purposes, and will not be affected by any notice or knowledge to the contrary. The Holder of any Warrant will be entitled to the rights evidenced by such Warrant and all persons may act accordingly and the receipt of any such Holder for the Shares purchasable pursuant thereto will be a good discharge to the Company for the same and the Company will not be bound to enquire into the title of any such Holder.

3.2 Notice to Warrant Holder

Unless herein otherwise expressly provided, any notice to be given hereunder to a Warrant Holder will be deemed to be validly given if such notice is mailed to the Warrant Holder at its address indicated on the face page hereof.

4. EXERCISE OF WARRANTS

4.1 Method of Exercise of Warrants

The right to purchase Shares conferred by the Warrants may be exercised by the Holder of any such Warrants surrendering the Warrants, with a duly completed and executed subscription in the form appended hereto and cash or a certified cheque payable to or to the order of the Company, for the purchase price applicable at the time of surrender in respect of the Shares subscribed for in lawful money of Canada to the Company's office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1.

[Note: Cashless exercise provision to be added if cashless exercise of Warrants is permitted by the stock exchange at the time the Warrants are issued.]

4.2 Effect of Exercise of Warrants

(a) Upon surrender and payment as aforesaid the Shares so subscribed for will be deemed to have been issued and such person or persons will be deemed to have become the Holder or Holders of record of such Shares on the date of such surrender and payment, and such Shares will be issued at the subscription price in effect on the date of such surrender and payment.

(b) Within three business days after surrender and payment as aforesaid, the Company will forthwith cause to be delivered to the person or persons in whose name or names the Shares so subscribed for are to be issued as specified in such subscription or mailed to him or them at his or their respective addresses specified in such subscription, a certificate or certificates impressed with such legends as may be required by applicable securities laws for the appropriate number of Shares not exceeding those which the Warrant Holder is entitled to purchase pursuant to the Warrants surrendered.

4.3 Subscription for Less Than Entitlement

The Holder of any Warrant may subscribe for and purchase a number of Shares less than the number which he is entitled to purchase pursuant to the surrendered Warrant. In the event of any purchase of a number of Shares less than the number which can be purchased pursuant to a Warrant, the Holder thereof upon exercise thereof will in addition be entitled to receive a new Warrant in respect of the balance of the Shares which he was entitled to purchase pursuant to the surrendered Warrant and which were not then purchased.

4.4 Warrant for Fractions of Shares

To the extent that the Holder of any Warrant is entitled to receive on the exercise or partial exercise thereof a fraction of a Share, the Company shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the Holder any amount in lawful money of Canada equal to the market price of the Shares on the date of exercise multiplied by such fractional interest.

4.5 Expiration of Warrants

After the expiration of the period within which a Warrant is exercisable, all rights thereunder will wholly cease and terminate and such Warrant will be void and of no effect.

4.6 Exercise Price

The price per Share which must be paid to exercise a Warrant is **$●** *[initial public offering issue price]* per Share until 5:00 p.m. (Pacific time) in the City of Vancouver, British Columbia on ● *[3 years from the date of closing of the Company's initial public offering]* (the "**Expiry Date**).

4.7 Adjustment of Exercise Price

The exercise price and the number of Shares deliverable upon the exercise of the Warrants will be subject to adjustment if there shall, prior to the exercise of any of the rights evidenced hereby, be any reorganization of the authorized capital of the Company by way of consolidation, merger, sub-division, amalgamation or otherwise, or the payment of any stock dividends, in which case there shall automatically be an adjustment in either or both the number of Shares of the Company which may be purchased pursuant hereto or the price at which such Shares may be purchased, by corresponding amounts, so that the right evidenced hereby shall thereafter be as reasonably as possible equivalent to the right originally granted hereby. The Company shall have the sole and exclusive power to make adjustments as it considers necessary and desirable.

4.8 Determination of Adjustments

If any question at any time arises with respect to the exercise price, such question will be conclusively determined by the Company's Auditor, or, if it declines to so act, any other firm of chartered accountants, in Vancouver, that the Company may designate and who will have access

to all appropriate records and such determination will be binding upon the Company and the Warrant Holder.

4.9 Restrictions on Exercise

The Warrants and the Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any "U.S. person" as defined in Regulation S under the Securities Act (a "U.S. person") in the United States unless the Shares are registered under the US Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Company shall not issue or register Shares or the certificates representing such Shares unless the Holder has executed and delivered to the Company a Subscription Form as attached to this Warrant Certificate and either:

(a) such person was an original subscriber for the Warrants and makes the representations set forth in subsection 2 of the Subscription Form attached to this Warrant Certificate;

(b) the Company receives a written opinion of counsel satisfactory to it that the Shares to be delivered upon exercise of the Warrants have been registered under the US Securities Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder; or

(c) the Company receives written certification pursuant to subsection 1 of the Subscription Form at the time of exercise of the Warrant that the Warrant Holder is not in the United States, is not a U.S. person and is not exercising the Warrant on behalf of, or for the account or benefit of a U.S. person and did not execute or deliver the Subscription Form in the United States.

4.10 U.S. Legend

In the event that the Warrant Holder exercises the Warrant other than pursuant to subsection 1 of the Subscription Form, any certificates issued representing the Shares acquired upon such exercise shall bear a legend in substantially the following form:

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT."

5. TRANSFERABILITY

Subject to compliance with all securities laws in regard thereto, the Warrants represented by this certificate and all rights granted hereunder shall be assignable and transferable to any person by the Holder hereof by delivering a duly completed and executed Transfer Form in the form attached to this Warrant Certificate, and comply with the restrictions on transfer therein, together with this Warrant Certificate to the offices of the Company at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 at any time prior to the Expiry Date.

6. COVENANTS BY THE COMPANY

The Company will reserve and there will remain unissued out of its authorized capital a sufficient number of Shares to satisfy the rights of purchase provided for herein and in the Warrants should the Holders of all the Warrants from time to time outstanding determine to exercise such rights in respect of all Shares which they are or may be entitled to purchase pursuant thereto.

7. MODIFICATION OF TERMS, MERGER, SUCCESSORS

7.1 Company May Consolidate, etc. on Certain Terms

Nothing herein contained will prevent any consolidation, amalgamation or merger of the Company with or into any other company or companies, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any company lawfully entitled to acquire and operate the same; provided however that the Company formed by such consolidation or into which such merger will have been made will be a company organized and existing under the laws of Canada or of the United States of America or any province, state, district or territory thereof, and will, simultaneously with such consolidation, amalgamation or merger, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Company.

7.2 Successor Company Substituted

In case the Company will be consolidated, amalgamated or merged with or into any other company or companies, the successor company formed by such consolidation or amalgamation, or into which the Company will have been merged, will succeed to and be substituted for the Company hereunder. Such changes in phraseology and form (but not in substance) may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation or merger.

7.3 Additional Financing

Nothing herein contained will prevent the Company from issuing any other securities or rights with respect thereto during the period within which a Warrant is exercisable, upon such terms as the Company may deem appropriate.

7.4 Time

Time shall be of the essence hereof.

DATED: ● *[date of closing of the Company's initial public offering]*.
B2GOLD CORP.

Per: ______________________________
Authorized Signatory

SUBSCRIPTION FORM

TO: B2Gold Corp. (the "**Company**")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Facsimile: (604) 681-6209

The Undersigned, being the registered holder of the enclosed Warrant Certificate issued by the Company, does hereby irrevocably exercise __________________ of the Warrants evidenced thereby in accordance with the terms thereof, and accordingly hereby irrevocably subscribes for the common shares (the "**Shares**") of the Company to be received thereon and irrevocably surrenders the Warrant Certificate to the Company for such purpose.

The undersigned hereby represents and warrants to the Company that at the time of exercise (PLEASE CHECK [√] ONE [ONLY] OF THE FOLLOWING):

1. ____ The undersigned holder (i) at the time of exercise of this Warrant is not in the United States; (ii) is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and is not exercising this Warrant on behalf of a "U.S. person"; and (iii) did not execute or deliver this Subscription Form in the United States.

2. ____ The undersigned holder (i) is an "accredited investor", as defined in Rule 501(a) under the 1933 Act, who purchased the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of Shares; (ii) is exercising the Warrants solely for its own account and not on behalf of any other person; and (iii) each of the representations and warranties made at the time of subscription for the purchase of Shares remains true and correct on the date of exercise of the Warrants.

3. ____ The undersigned holder has delivered to the Company an opinion of counsel in form and substance satisfactory to the Company to the effect that the exemption from the registration requirements of the 1933 Act and applicable state securities laws is available.

The undersigned holder understands that unless box 1 is checked, the certificate representing the Shares will bear a legend restricting transfer without registration under the 1933 Act and applicable state securities laws unless an exemption from registration is available.

If any Warrants represented by this Warrant Certificate are not being exercised, a new Warrant Certificate will be issued concerning the non-exercised Warrants, and the same will be delivered with the Share certificates.
The undersigned hereby directs that the Shares hereby subscribed for be issued and delivered as follows:

Name(s) in Full	**Addresses**	**Number of Shares**

DATED the ____ day of ______________, 200___.

______________________________	______________________________
Signature of Witness	Signature of registered holder or Signatory thereof
	______________________________
	If applicable, print Name and Office of Signatory
	______________________________
	Print Name of registered holder as on certificate
	______________________________
	Street Address
	______________________________
	City, Province and Postal Code

Instructions:

1. The registered holder of a Warrant may exercise its right to convert the Warrant into Shares by completing and surrendering this Subscription Form and the ORIGINAL Warrant Certificate representing the Warrants being converted to the Company, as provided for in the Warrant Certificate. Certificates representing the Shares to be acquired on exercise will be sent by prepaid ordinary mail to the address(es) above within three business days after the receipt of all required documentation.

2. If this Subscription Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a company or any other person acting in a fiduciary or representative capacity, this Subscription Form must be accompanied by evidence of authority to sign that is satisfactory to the Company.

3. If this Subscription Form indicates that Shares are to be issued to a person or persons other than the registered holder of the Warrant to be converted: (i) the signature of the registered holder on this Subscription Form must be medallion guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange, and (ii) the registered holder must pay to the Company all applicable taxes and other duties.

4. If subsection 3 is checked, any opinion tendered must be from counsel of recognized standing in form and substance satisfactory to the Company. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrants should contact the Company in advance to determine whether any opinions tendered will be acceptable to the Company.

TRANSFER FORM

TO: B2 GOLD CORP.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ____ ____, of ____ Warrants of B2Gold Corp. registered in the name of the undersigned on the records of B2Gold Corp. represented by the attached certificate, and irrevocably appoints ____________ ____ as the attorney of the undersigned to transfer the said securities on the books or register of transfer with full power of substitution.

DATED the ________ day of ______________________, ________.

______________________________ **Signature Guaranteed by a Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.**	______________________________ (Signature of Warrantholder) ______________________________ (Print Name) ______________________________ (Print Address) ______________________________

In order to effect a transfer of Warrants, the transferee must not be in the United States or be a U.S. Person.

Instructions:

1. Signature of the Warrantholder must be the signature of the person appearing on the face of this Warrant Certificate.

2. If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

3. The signature on the Transfer Form must be guaranteed by a Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

4. Warrants shall only be transferable in accordance with applicable laws. The transfer of Warrants to a purchaser not resident in a designated province may result in the Common

Shares obtained upon the exercise of the Warrants (whether after or before obtaining receipts for a final prospectus relating to the distribution of Shares upon exercise of Warrants) not being freely tradeable in the jurisdiction where such purchaser is resident.

Schedule 6

From: Mark Corra
Sent: Monday, September 24, 2007 2:04 PM
To: Bob; 'Gustavo Koch'
Cc: 'R.P. Shaw'; Roger Richer
Subject: $10 Per Oz.

Bob and Gustavo,

. . .

Following are examples of how this would work in several different situations.

- Feasibility completed showing 2 million oz in P& P
- B2 pays GN $2.5 million (25% times $10 per oz on ounces over 1 million)
- Kedadha does not exercise it's right to go to 75% and B2 then exercises its right to go to 49% in Gramalote by purchasing additional 24%. B2 pays $7.5 million to GN plus $2.4 million for oz over 1 million.
- B2 buys AGA's 51%
- This triggers a payment to GN by B2 of $5.1 million (i.e. $15 m less $9.9 m previously paid, 7.5 plus 2.4 above)
- In the future GN is paid $10 per oz on 49% of any additional ounces above 2 million.

Another scenario:

- B2 increases its interest in Gramalote by 24% and pays $7.5 million to GN, no P & P reserves yet
- B2 buys AGA's 51%
- Triggers payment to GN by B2 of $7.5 million (i.e. $15 m less $7.5 previously paid)
- Feasibility completed, identifies 2 million ounces in P & P
- GN would be paid $10 per oz on 25% of 1 million oz or $2.5 million, but would not be paid anything on the 24%
- Reserves increase to 3 million oz
- B2 would pay GN another $4.9 million or 49% on 1 million oz.
- Any future increases to P & P would trigger additional payments of $10 per oz on 49%

Third possibility

- Kedadha does not exercise it's right to go to 75% and B2 then exercises its right to go to 49% in Gramalote by purchasing additional 24%. B2 pays $7.5 million
- Feasibility completed showing 3 million oz in P& P

- B2 pays GN $9.8 million or $10 per oz on 49% of 2 million excess oz
- If P & P increases further, B2 continues to pay $10 per oz on 49% of excess oz.

. . .

regards

Mark A Corra
Senior V.P. Finance and
Chief Financial Officer
B2GOLD CORP.
Suite 3100, Three Bentall Centre
595 Burrard St., PO Box 49143
Vancouver, British Columbia, Canada, V7X 1J1

mcorra@b2gold.com
www.b2gold.com
(604) 681-8371
(604) 681-6209

SCHEDULE 7

PAYMENT INSTRUCTIONS

Wire instructions for Sergio Aristizabal:

BANK: CITIBANK NEW YORK
CHIP: 0008
SWIFT CODE / ABA: CITI US 33 / 021000089
FOR CREDIT TO: 36009162
ACCOUNT NAME: BANCOLOMBIA PANAMA
FOR FINAL CREDIT TO: MR. SERGIO ARISTIZABAL CASTANO
ACCOUNT NUMBER: 010804976

Wire instructions for Robert P. Shaw:

PAY TO:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York
USA
Swift Code: BKTRUS33
ABA #021001033

FOR CREDIT TO:

Royal Bank of Canada Trust Company (Bahamas) Ltd.
Account Number: 04412889

FOR FINAL CREDIT TO:

Account: 05005-481-234-3
Client: ROBERT PETER SHAW

Wire instructions for Robert W. Allen and Gustavo Koch:

PAYING BANK:
WACHOVIA BANK, NA – N.Y.
(NEW YORK INT'L BRANCH)
11 PENN PLAZA, 4TH FLOOR
NEW YORK, N.Y. – 1001, USA
(SWIFT BIC: PNBP US 3N NYC ABA: 026005092)

BENEFICIARY BANK:
BANCAFE (PANAMA), S.A.
BENEFICIARY BANK ACCOUNT N° IN PAYING BANK: 2000192001397
(SWIFT BIC: CAFEPAPA)
FINAL BENEFICIARY: BULLET HOLDING CORP
FINAL BENEFICIARY ACCOUNT N°: 899812015

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by B2Gold, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to Genuity.

Yours very truly,

GENUITY CAPITAL MARKETS

By: ________________________________
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By: ________________________________
Authorized Signing Officer

GMP SECURITIES L.P.

By: ________________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By: ________________________________
Authorized Signing Officer

ORION SECURITIES INC.

By: ________________________________
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By: ________________________________
Authorized Signing Officer

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by B2Gold, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to Genuity.

Yours very truly,

GENUITY CAPITAL MARKETS

By: ______________________________
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By: ______________________________
Authorized Signing Officer

GMP SECURITIES L.P.

By: ______________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By: ______________________________
Authorized Signing Officer

ORION SECURITIES INC.

By: ______________________________
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By: ______________________________
Authorized Signing Officer

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by B2Gold, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to Genuity.

Yours very truly,

GENUITY CAPITAL MARKETS

By: __________________________
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By: __________________________
Authorized Signing Officer

GMP SECURITIES L.P.

By: __________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By: __________________________
Authorized Signing Officer

ORION SECURITIES INC.

By: __________________________
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By: __________________________
Authorized Signing Officer

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by B2Gold, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to Genuity.

Yours very truly,

GENUITY CAPITAL MARKETS

By: ______________________________
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By: ______________________________
Authorized Signing Officer

GMP SECURITIES L.P.

By: ______________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By: ______________________________
Authorized Signing Officer

ORION SECURITIES INC.

By: ______________________________
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By: ______________________________
Authorized Signing Officer

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by B2Gold, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to Genuity.

Yours very truly,

GENUITY CAPITAL MARKETS

By: ______________________________
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By: ______________________________
Authorized Signing Officer

GMP SECURITIES L.P.

By: ______________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By: ______________________________
Authorized Signing Officer

ORION SECURITIES INC.

By: ______________________________
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By: ______________________________
Authorized Signing Officer

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by B2Gold, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to Genuity.

Yours very truly,

GENUITY CAPITAL MARKETS

By: ______________________________
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

By: ______________________________
Authorized Signing Officer

GMP SECURITIES L.P.

By: ______________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By: ______________________________
Authorized Signing Officer

ORION SECURITIES INC.

By: ______________________________
Authorized Signing Officer

HAYWOOD SECURITIES INC.

By: ______________________________
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 28th day of November, 2007.

B2GOLD CORP.

By: ______________________

Authorized Signing Officer

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this schedule, the following terms shall have the meanings indicated:

Accredited Investor	means an "accredited investor" specified in Rule 501(a) of Regulation D;
Directed Selling Efforts	means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Shares;
Foreign Issuer	means a "foreign issuer" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is: (a) the government of any country other than the United States or of any political subdivision of any country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;
General Solicitation or	means "general solicitation or general advertising", as used under Rule 502(c) of

General Advertising	Regulation D, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;
Offshore Transaction	means "offshore transaction" as that term is defined in Regulation S;
Preliminary U.S. Offering Memorandum	means a preliminary private placement memorandum, including the Preliminary Prospectus, in form and substance satisfactory to the Company and the Underwriters;
Qualified Institutional Buyer	means a qualified institutional buyer as that term is defined in Rule 144A;
Regulation D	means Regulation D under the U.S. Securities Act;
Regulation S	means Regulation S under the U.S. Securities Act;
Substantial U.S. Market Interest	means "substantial U.S. market interest" as that term is defined in Regulation S;
Substituted Purchasers	means Accredited Investors designated by the Underwriters to purchase Shares directly from the Company in the United States as substituted purchasers;
U.S. Affiliate	means a U.S. registered broker-dealer affiliate of any Underwriter; and
U.S. Offering Memorandum	means a final private placement memorandum, including the Final Prospectus, in form and substance satisfactory to the Company and the Underwriters.

1. Representations, Warranties and Covenants of the Underwriters

The Underwriters severally but not jointly acknowledge that the Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold to any person within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities

laws. Accordingly, each of the Underwriters severally but not jointly represents, warrants and covenants to the Company that:

(1) It has offered and sold, and will offer and sell the Shares forming part of its allotment only in an Offshore Transaction in accordance with Rule 903 of Regulation S or as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriters, their affiliates nor any persons acting on their behalf, has made or will make: (i) (except as permitted in paragraphs 2 through 12 below) any offer to sell or any solicitation of an offer to buy, any of the Shares in the United States, (ii) (except as permitted in paragraphs 2 through 12 below) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriters, their affiliates or persons acting on their behalf reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

(2) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree in writing, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that each selling group member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such selling group member.

(3) Each U.S. Affiliate is a Qualified Institutional Buyer as defined in Rule 144A and will be, on the date of each offer or sale of Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.

(4) All offers of Shares in the United States have been and will be made through the Underwriter's U.S. Affiliate and all sales of the Shares in the United States shall be made in compliance with this Schedule "A" only: (i) to Qualified Institutional Buyers pursuant to Rule 144A, by one of the Underwriters, acting as principal, through its U.S. Affiliate or (ii) to Accredited Investors pursuant to Rule 506 of Regulation D, by the Company to Substituted Purchasers designated by one of the Underwriter's U.S. Affiliates, in each case in transactions that are exempt from registration under the U.S. Securities Act and any applicable state securities laws and in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers. The Underwriters' obligation to purchase Shares pursuant to the Agreement shall be reduced by the number of Shares (if any) sold directly by the Company to Substituted Purchasers pursuant to this Schedule "A".

(5) All purchasers of the Shares that are in the United States shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or Rule 506 of Regulation D, as applicable, thereunder.

(6) It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act.

(7) Immediately prior to soliciting offerees in the United States, the Underwriter, its affiliates, and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was either: (i) an Accredited Investor; or (ii) a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser purchasing the Shares in the United States from such Underwriter or its U.S. Affiliate is a Qualified Institutional Buyer, and each purchaser designated by such Underwriter or its U.S. Affiliate to purchase Shares from the Company as a Substituted Purchaser is an Accredited Investor.

(8) Prior to completion of any sale of Shares in the United States, each purchaser in the United States that is an Accredited Investor purchasing from the Company as a Substituted Purchaser, will be required to execute a U.S. subscription agreement in the form set out in the U.S. Offering Memorandum ("U.S. Subscription Agreement"). Each purchaser of Shares in the United States that does not execute and deliver a U.S. Subscription Agreement prior to the sale of Shares shall be a Qualified Institutional Buyer purchasing the Shares from the Underwriter or its U.S. Affiliate and shall be deemed to have made, at the time of purchase, the representations, warranties and covenants set forth in the U.S. Offering Memorandum.

(9) Each offeree of the Shares that is in the United States has been or shall be provided with the Preliminary U.S. Offering Memorandum or, if then available, the U.S. Offering Memorandum, and each purchaser of Shares in the United States shall be provided prior to time of purchase of Shares a copy of the U.S. Offering Memorandum

(10) At least one business day prior to the Closing Date, the Company and its transfer agent will be provided with a list of all purchasers in the United States and in each case indicate whether such purchaser is a Qualified Institutional Buyer purchasing pursuant to Rule 144A or an Accredited Investor purchasing pursuant to Rule 506 of Regulation D, the state or other jurisdiction in which the Shares were offered or sold to each such purchaser and the name of the U.S. Affiliate making the offer and sale. Prior to the Closing Date, it will provide the Company with copies of all U.S. Subscription Agreements for acceptance by the Company.

(11) On the Closing Date, each Underwriter (together with its U.S. Affiliate) that participated in the offer or sale of Shares in the United States, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Shares in the United States. Failure to deliver such a certificate shall constitute a representation by such Underwriter and such U.S. Affiliate that neither it nor anyone acting on its behalf has offered or sold Shares in the United States.

(12) None of the Underwriter, its affiliates or any person acting on its behalf (other than the Company, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection offers and sales of the Shares.

2. Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

(1) The Company is, and at the Time of Closing will be, a Foreign Issuer and the Company reasonably believes there is no Substantial U.S. Market Interest in its Shares.

(2) The Company is not, and as a result of the sale of the Shares contemplated hereby will not be, an open-end investment company, a unit investment trust or a face-amount certificate company registered or required to be registered or a closed end investment company required to be registered, but not registered under the United States Investment Company Act of 1940, as amended.

(3) Except with respect to sales in accordance with this Schedule "A", neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to a person in the United States; or (B) any sale of Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

(4) During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemptions from registration afforded by Rule 144A or Rule 506 of Regulation D to be unavailable for offers and sales of Shares in the United States in accordance with this Schedule "A", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Shares outside the United States in accordance with the Agreement.

(5) Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(6) None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Shares in the United States by means

of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(7) Except with respect to the offer and sale of the Shares offered hereby, the Company has not sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Shares and would cause the exemptions from registration set forth in Rule 144A or Rule 506 of Regulation D or the exclusion from registration provided by Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Shares.

(8) The Shares are not, and as of the Time of Closing will not be, and no securities of the same class as the Shares are or will be, listed on a national securities exchange registered under section 6 of the U.S. Exchange Act, quoted in a "U.S. automated inter-dealer quotation system" as such term is used in Rule 144A, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

(9) For so long as any of the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Company shall either:

(a) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act;

(b) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or

(c) furnish to any holder of the Shares and any prospective purchaser of the Shares designated by such holder, upon request of such holder or such prospective purchaser, at or prior to the time of resale, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

(10) The Company has not made and will not make any offer or sale of the Shares except through the Underwriters as set forth in this Agreement, including this Schedule "A".

EXHIBIT I TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Shares of B2Gold Corp. (the "**Company**") pursuant to the Underwriting Agreement dated November ___, 2007 (the "**Underwriting Agreement**") between the Company and Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. (collectively, the "**Underwriters**"), the undersigned do hereby certify that:

(Capitalized terms not otherwise defined herein shall have the meanings set forth in the Underwriting Agreement (including Schedule "A" thereto)).

(i) the Shares have been offered and sold in the United States only by our U.S. Affiliate which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. ;

(ii) all offers and sales of Shares in the United States have been effected in accordance with all applicable U.S. federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii) each offeree of the Shares that was is in the United States has been or shall be provided with the Preliminary U.S. Offering Memorandum or, if then available, the U.S. Offering Memorandum and each purchaser of Shares in the United States shall be provided, prior to its purchase of Shares, with a copy of the U.S. Offering Memorandum and immediately prior to transmitting any such materials to such persons, we had reasonable grounds to believe and did believe that each such person was either: (i) an Accredited Investor; or (ii) a Qualified Institutional Buyer, and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States purchasing Shares from us is a Qualified Institutional Buyer, and each person in the United States that we have arranged to purchase Shares from the Company as a Substituted Purchaser is an Accredited Investor;

(iv) no written materials, other than the Preliminary U.S. Offering Memorandum and the U.S. Offering Memorandum, were used by us in connection with the offer and sale of the Shares in the United States;

(v) prior to any sale of Shares to an Accredited Investor purchasing from the Company as a Substituted Purchaser, we caused said purchaser to sign and deliver a U.S. Subscription Agreement, and we have reasonable grounds to believe and do believe that each purchaser of Shares in the United States that has not executed and delivered a

U.S. Subscription Agreement prior to the sale of Shares is a Qualified Institutional Buyer purchasing the Shares from us, and such purchaser is deemed to have made, at the time of purchase, the representations, warranties and covenants set forth in the U.S. Offering Memorandum;

(vi) no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Shares in the United States, nor have we engaged, nor did we engage in any Directed Selling Efforts in connection with the offer or sale of any of the Shares while the Shares were being offered for sale; and

(vii) the offering of the Shares has been conducted in accordance with the terms of the Underwriting Agreement, including Schedule "A" thereto .

(Signatures on following page)

Dated this _____ day of _____________, 2007.

[NAME OF UNDERWRITER]

By: ______________________________

Name:
Title:

[NAME OF U.S. AFFILIATE]

By: ______________________________

Name:
Title:

SCHEDULE "B"

LOCK-UP AGREEMENT

____________________, 2007

Genuity Capital Markets
Canaccord Capital Corporation
GMP Securities L.P.
BMO Nesbitt Burns Inc.
Orion Securities Inc.; and
Haywood Securities Inc.
(collectively, the "Underwriters")

<u>Re: B2Gold Corp.- Lock up Agreement</u>

Ladies and Gentlemen:

The undersigned understands that the Underwriters have entered into an Underwriting Agreement dated November 28, 2007 (the "**Underwriting Agreement**") with B2Gold Corp. (the "**Company**") providing for a public offering (the "**Offering**") of the Company's common shares (the "**Common Shares**"). Initially capitalized terms not otherwise defined herein shall have the meaning given to them in the Underwriting Agreement.

In consideration of the benefit that the Offering will confer upon the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that during the period beginning from the date hereof and ending on the day that is 6 months following the Closing Date (the "**Lock-Up Period**"), the undersigned will not, directly or indirectly, issue, sell, transfer, assign, pledge, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, transfer, assign, pledge, offer, grant an option or right in respect of, or otherwise dispose of, any Common Shares or any securities convertible or exchangeable into Common Shares ("**Company Securities**"), held directly or indirectly by the undersigned, during the Lock-Up Period, without prior written consent of the Company and Genuity, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed.

Notwithstanding the restrictions of the foregoing paragraph, the undersigned may, whether directly or indirectly, sell, transfer, assign, pledge, offer, grant an option or right in respect of, or otherwise dispose of, any Company Securities held by the undersigned during the Lock-Up Period without the consent of Genuity on behalf of itself and the other Underwriters in order for the undersigned to sell, transfer or tender the undersigned's Company Securities (or any of them) to *a bona fide* take-over bid made to all holders of Common Shares; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid is not completed during the Lock-Up Period, any Common Shares subject to this Lock-Up Agreement shall remain subject to the restrictions herein.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Company's common

shares owned, directly or indirectly by the undersigned except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's legal representatives, successors, and assigns, and shall enure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns.

Very truly yours,

[●]

By: ______________________________

Name:

Title:

______________________ ______________________

Witness: Name:

SCHEDULE "C"

SECTIONS 66 and 67 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)

"Amendment to preliminary prospectus

66 (1) If an adverse material change occurs in the affairs of an issuer after a receipt is issued for a preliminary prospectus but before a receipt is issued for a prospectus, the person who intends to make the distribution must file an amendment to the preliminary prospectus disclosing the change, as soon as practicable and in any event no later than 10 days after the change occurs.

(2) An amendment to a preliminary prospectus may be filed under subsection (1) that discloses a material change other than an adverse material change.

(3) The executive director must issue, as soon as practicable, a receipt for an amendment to a preliminary prospectus filed under subsection (1).

(4) The person filing the amendment under subsection (1) must send the amendment, as soon as it has been filed, to each recipient of the preliminary prospectus according to the record maintained under section 80.

Amendment to prospectus

67 (1) If, after a receipt is issued for a prospectus but before the completion of the distribution under it, a material change occurs in the affairs of an issuer, the person who is making the distribution must file an amendment to the prospectus disclosing the change, as soon as practicable, and in any event no later than 10 days after the change occurs.

(2) If, after a receipt is issued for a prospectus but before the completion of the distribution under it, additional securities of the same class of securities previously disclosed in the prospectus are to be distributed, the person making the distribution must file an amendment to the prospectus disclosing the additional securities, as soon as practicable, and in any event no later than 10 days after the decision to increase the number of securities offered is made.

(3) If, after a receipt is issued for the prospectus but before the completion of the distribution under it, the terms or conditions of the offering disclosed in the prospectus are to be altered, the person making the distribution must file an amendment to the prospectus disclosing the change, as soon as practicable, and in any event no later than 10 days after the decision to alter the terms or conditions is made.

(4) The executive director must issue a receipt for an amendment to a prospectus filed under this section and section 65 (2) and (3) applies.

(5) Except with the written permission of the executive director, a distribution or an additional distribution must not proceed until a receipt for an amendment to a prospectus that is required to be filed under this section is issued by the executive director."

Definition

"executive director" means the executive director appointed by the British Columbia Securities Commission under section 8 of the Securities Act (British Columbia).

15

Relationship, Farm-out and Joint Venture Agreement

AngloGold Ashanti Limited

Sociedad Kedadha S.A.

Andean Avasca Resources Inc.

Bema Gold Corporation

Northern Colombia Joint Venture

Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

Table of Contents

Date

Parties

1. **AngloGold Ashanti Limited.** registered in South Africa of 11 Diagonal Street, Johannesburg (***AngloGold***).

2. **Sociedad Kedahda SA.** registered in Colombia of Calle 114 No. 9-01. Oficina 1206. Teleport Torre A. Bogota, Colombia (***Kedahda***).

3. **Andean Avasca Resources Inc.**, a company incorporated under the laws of British Columbia (***AARI***) of Suite 3100, 595 Burrard Street,Vancouver, British Columbia V7X 1J1. (***AARI***).

4. **Bema Gold Corporation**, a corporation existing under the *Canada Business Corporations Act* of Suite 3100, 595 Burrard Street,Vancouver, British Columbia V7X 1J1 (***Bema***).

Recitals

A AARI is a subsidiary of Bema. The Parties acknowledge that AARI intends to seek a listing on a Prescribed Stock Exchange within 2 years of the date of execution of this Agreement.

B Until such time as AARI is listed on a Prescribed Stock Exchange, AARI agrees that its:

(a) acquisition of any asset or property;

(b) assumption of any liabilities; and

(c) issue of shares,

will be restricted in accordance with the terms and conditions of this Agreement.

C In consideration for entering into this Agreement, AARI has granted AngloGold (or its nominee within the AngloGold Group) the Option to acquire the Offered Securities.

D Kedahda is the registered holder and beneficial owner of each of the Properties.

E AngloGold and AARI have agreed that, in respect of each Property, if AARI completes certain work obligations described in this Agreement, AngloGold and AARI will form a joint venture for the purpose of conducting further exploration for Minerals in the Property Area, subject to the terms and conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the sufficiency and receipt of all of which are hereby acknowledged, the Parties hereby agree as follows:

1. Definitions and Interpretation

1.1 Definitions

The following definitions apply unless the context requires otherwise.

AARI AMI Opportunities means all exploration and mining opportunities within the Area of Mutual Interest that AARI becomes aware of.

AARI Management Election has the meaning given in clause 13.1(c).

AARI Representative has the meaning given in clause 11.1.

Abating Party has the meaning given in clause 20.2.

AMI means the area of mutual interest.

AMI Period means the period commencing on the date of the first Vesting Date and continuing for so long as the Relevant Parties are engaged in Joint Venture Operations in respect of one or more Joint Ventures.

AngloGold AMI Project means any exploration projects on tenements within the Area of Mutual Interest held by the AngloGold Group, or in which the AngloGold Group has an interest by way of agreement with third parties, on which the AngloGold Group has:

(a) expended US$1,000,000 or more; and

(b) discontinued all exploration on the exploration project in question.

AngloGold Group means AngloGold and any of its Related Bodies Corporate.

AngloGold Personnel means each person employed by any member of the AngloGold Group in its Colombian exploration division.

Approved Exploration Work Program means any program and budget approved by the Exploration Committee in accordance with clause 9.3.

Approved JV Work Program means any program and budget approved by the JV Management Committee in accordance with clause 18.1.

Area of Mutual Interest means the area marked out on the map set out in Schedule 2 but excluding the Property Area for each Property.

Business Day means any day on which banks are open for business in the Republic of Cólombia, not being a weekend day or a public holiday in the Republic of Colombia.

Called Sum has the meaning given in clause 19.1.

Colombian Subsidiary has the meaning given in clause 12.3.

Commencement Date means the date on which the conditions in clause 2.1 are satisfied.

Completion means the completion of the subscription for the Offered Securities as contemplated under clause 5.4.

Confidential Information has the meaning given in clause 28.1.

Contiguous Area has the meaning given in clause 25.5.

Contribution Election has the meaning given in clause 13.1(a).

Control means power, whether held directly or indirectly and whether with or without the concurrence of any other person or corporation:

(a) to control the composition of the board of directors of a corporation;

(b) to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a general meeting of shareholders of the corporation; or

(c) to hold or acquire issued shares in the capital of a corporation carrying more than half of the votes that may be cast at a general meeting of shareholders of the corporation.

Defaulting Party has the meaning given in clause 21.1.

Disclosing Party has the meaning given in clause 28.1.

Disposal Interest has the meaning given in clause 23.3.

Dispose in relation to any property means to sell, transfer, assign, create an Encumbrance over, declare oneself a trustee of, or part with the benefit of, or otherwise dispose of the relevant property (or any interest in it or any part of it) and includes, in relation to an Interest, to enter into a transaction in respect of the Interest (or any interest in or part of it), other than a transaction permitted by this Agreement or which is conditional upon each Relevant Party consenting to it or waiving certain of its rights under this Agreement or as otherwise agreed by each of the Relevant Parties, which results in a person other than the holder of the Interest:

(a) acquiring any equitable interest in the Interest;

(b) acquiring any right to receive directly or indirectly any Product in respect of the Interest (or proceeds of the sale of any Product) other than as a purchaser of Product on bona fide arms length terms;

(c) acquiring any rights of pre-emption, first refusal or other control over the disposal of the Interest;

(d) acquiring any rights of control over the exercise of any voting rights or rights to appoint any representative to the JV Management Committee or any director to the board of the SPV attaching to the Interest; or

(e) otherwise acquiring legal or equitable rights against the holder of the Interest which have the effect of placing the person in the same position as if the person had acquired a legal or equitable interest in the Interest itself,

and ***Disposal, Disposition, Disponer*** and ***Disponee*** have corresponding meanings.

Drill Stage means, in respect of a Project, completing all necessary activities to enable the commencement of Drilling.

Drilling means diamond, reverse circulation or rotary air blast drilling.

Earning Requirement is defined in clause 7.1.

Effective Date means, in respect of a Project, the date on which access to the relevant Property was provided to AARI, being the date set out in Schedule 1.

Election Date means, in relation to a Project, the earlier of:

(a) the date on which notice is received by AARI of AngloGold's election in relation to that Property in accordance with clause 13.1; and

(b) the date 60 days after the Vesting Date (if any) for that Property.

Encumbrance means any mortgage, charge, pledge, lien, encumbrance, arrangement for retention of title or other interest having the effect of providing security, whether existing or agreed to be granted or created.

Exploration Budget Year means, for each Project, a calendar year commencing on 1 January, except in the case of the first Exploration Budget Year which will commence on the Effective Date for that Project and end on 31 December of the year in which the Effective Date occurs.

Exploration Committee means the committee established under clause 8.1.

Exploration Expenditure means, in respect of a Project, all expenditure incurred by or on behalf of AARJ on or in respect of prospecting and exploration activities on or over the relevant Property Area during the Sole Contribution Period and any other expenditure which the Relevant Parties agree in writing constitutes Exploration Expenditure.

Exploration Manager means the company nominated as exploration manager under clause 6.1.

Feasibility Study means, in respect of a Joint Venture, a comprehensive study used to assess the technical and economic viability of carrying out mining operations within the Property Area and which is satisfactory to enable financial institutions to decide whether or not to provide financial accommodation for the development and operation of a mine within the Property Area.

The feasibility study will include:

(a) appropriate sampling programs which provide JORC Code compliant estimates of the tonnes of proved and probable ore reserves and measured and indicated mineral resources of ore and their grades;

(b) estimates of both capital and operating costs likely to be incurred in establishing and conducting mining operations, including costs to be incurred in mine development, pre-production and crushing and treatment;

(c) reference to relevant marketing and financial aspects of establishing and conducting mining operations;

(d) analysis of whether or not establishment of the proposed mining operations is technically and economically viable in accordance with the investment policies of AngloGold in its absolute discretion; and

a schedule of relevant approvals necessary before mining operations may commence.

Force Majeure means an event or cause beyond the reasonable control of the Party claiming force majeure including:

(a) act of God, lightning, storm, flood, fire, earthquake, explosion, cyclone, tidal wave, landslide, adverse weather conditions;

(b) strike, lockout or other labour difficulty;

(c) act of public enemy, war (declared or undeclared), sabotage, blockade, revolution, riot, insurrection, civil commotion, epidemic;

(d) the effect of any applicable laws, orders, rules or regulations of any government or other competent authority; and

(e) embargo, inability to obtain any necessary materials, equipment, facilities or qualified employees, power or water shortage, lack of transportation.

Free Carry Election has the meaning given in clause 13.1(b).

Free Carry Interest means, if AngloGold makes the Free Carry Election, the Interest of AARI, and which will not carry any obligation to contribute to the Called Sums.

Free Carry Period means, if AngloGold makes the Free Carry Election, the period commencing on the Election Date and ending on the date of completion of a Feasibility Study.

Governmental Authority means a government or any governmental, semi-governmental or judicial entity or authority, and also includes any self regulatory organisation established under statute, and any stock exchange. It includes any Governmental Authority of Canada or Colombia.

Initial Filing Date has the meaning given in clause 5.2(a).

Intellectual Property means all statutory and other rights in respect of patents, trade marks, service marks, trade names, technology, processes, products, circuit layouts, registered designs, design rights, copyright, inventions, improvements, works, trade secrets and know-how.

Interest means, in relation to a Joint Venture, from the Vesting Date:

(a) before the transfer to the Colombian Subsidiary of the relevant Property under clause 12.4,a Relevant Party's Participating Share of the following rights, benefits, liabilities and obligations as and from the Vesting Date:

  (i) the obligation, subject to this Agreement, to contribute to all Project Expenditure;

  (ii) the beneficial ownership as a tenant in common of an undivided share in the Property and all other Joint Venture Property; and

  (iii) all other rights, benefits, liabilities and obligations accruing to or incurred by or on behalf of that Relevant Party under this Agreement from the Vesting Date; and

(b) after the transfer to the Colombian Subsidiary of the Property under clause 12.4, the interest of a Relevant Party as a shareholder in the share capital of the applicable SPV.

Joint Venture means any joint venture between AngloGold and AARI to be established under clause 12.

Joint Venture Operations means, in respect of a Project or a Joint Venture, all activities conducted by or on behalf of the Relevant Parties under this Agreement on and after the Election Date.

Joint Venture Property means, in respect of a Joint Venture, all property acquired or created or held by or on behalf of the Relevant Parties, a relevant SPV or its Colombian Subsidiary or any of them for use in connection with the Joint Venture and the associated Property including:

(a) all Mining Information;

(b) all Minerals;

(c) all Product;

(d) all facilities established or acquired by or on behalf of the Relevant Parties for the purpose of conducting Joint Venture Operations.

JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

JV Budget Year means, in respect of a Joint Venture, a calendar year commencing on 1 January except in the case of the first JV Budget Year which will commence on the Election Date and end on 31 December of that year.

JV Manager means, in respect of a Joint Venture, the company appointed from time to time as manager of that Joint Venture under clause 15.1, and includes any Successor Manager.

JV Management Committee means, in respect of a Joint Venture, the committee established under clause 16.1 for that Joint Venture.

JV Program and Budget means, in respect of a Joint Venture, a program and budget submitted under clause 18.1 and includes any supplementary or revised program and budget submitted under clause 18.2, for that Joint Venture, as such program and budget may be amended and approved.

Listing Date means the date that AARI is listed on a Prescribed Stock Exchange.

Loss means any loss, cost, expenses, damages, claim or liability.

Minerals means all naturally occurring substances obtained or obtainable from any land by mining operations carried out on or under the surface of the land, including all minerals and other metals (including gold) and all precious stones, in whatever form.

Mining Act means Law 685 of 2001 of the Republic of Colombia, dated August 15, 2001, published in Official Gazette N0/ 44,545, dated September 8, 2001, as modified or re-enacted, as well as any legislative provision substituted for said Law and a regulation or statutory instrument issued under said Law.

Mining Information means, in respect of each Project, all information in relation to the Property Area and the Property including all geological, geophysical, drilling information, drill cores, samples, correspondence, files, surveys, maps, aerial photographs, electromagnetic tapes, drawings, notes and models whether held by AngloGold or its Related Bodies Corporate before, at, or after the Effective Date or generated by a Party after the Effective Date.

Non-Abating Party means, in respect of a Joint Venture, at any time, a Relevant Party which at that time is not an Abating Party.

Non-Contribution Election has the meaning given in clause 13.1(d).

Non-Defaulting Party has the meaning given in clause 21.1.

Non-JV Manager means, in respect of a Joint Venture, at any time, a Relevant Party which at that time is not the JV Manager, and, for any Joint Venture, the relevant SPV and its Colombian Subsidiary, once they are incorporated.

Offered Securities means that number of fully paid and non-assessable common shares of AARI equal to not less than 20% of AARI's equity securities and carrying not less than 20% of the votes for the election of directors, calculated on a fully diluted basis immediately following the listing of AARI on a Prescribed Stock Exchange on the Listing Date.

Offering Document means the relevant prospectus, registration statement or other public offer document filed with the applicable securities regulatory authorities or stock exchange to effect the listing of AARI on a Prescribed Stock Exchange.

Offeror has the meaning given in clause 23.3.

Offeror's Offer has the meaning given in clause 23.3.

Offer Period has the meaning given in clause 23.3.

Option means the option granted by AARI in favour of AngloGold under clause 5 to subscribe for the Offered Securities.

Option Notice means a notice from AngloGold to AARI substantially in the form set out in Schedule 3.

Option Period has the meaning given in clause 5.2.

Participating Share means, in respect of a Joint Venture, the percentage interest of a Relevant Party in that Joint Venture as determined in accordance with this Agreement from time to time.

Party means a party to this Agreement, subject to clause 1.2(h).

Prescribed Stock Exchange means a 'prescribed stock exchange' under the *Income Tax Act* (Canada) and includes the Alternative Investment Market of the London Stock Exchange (***AIM***).

Prime Rate means the interest rate published as the Prime Rate in the "Money Rates" column of The Wall Street Journal, as said rate may change from day to day, or if said column sets forth a range of rates on a single day, the arithmetic mean thereof. In the event The Wall Street Journal ceases to be published or ceases to publish the Prime Rate, the Parties shall select an alternative and mutually acceptable source which quotes an interest rate as the Prime Rate for US dollar loans on a daily basis .

Product means, in respect of a Project, any Minerals or other commodities recovered or produced by the Project.

Project means, in respect of any Property, the work to be undertaken under this Agreement in relation to that Property and the applicable Property Area.

Project Expenditure means, in respect of a Joint Venture:

(a) Exploration Expenditure;

(b) expenditure provided for in an Approved JV Work Program;

(c) expenditure stated elsewhere in this Agreement to be Exploration Expenditure or Project Expenditure;

(d) expenditure incurred by the JV Manager in accordance with this Agreement in conducting the operations of the Joint Venture, which does not otherwise fall within paragraph (a), (b) or (c) above;

(e) any other expenditure which the Relevant Parties agree in writing constitutes Project Expenditure,

but excludes expenditure expressed in this Agreement not to be Project Expenditure.

Project Property means, in respect of a Project, all property acquired or created or held for use in connection with the Project and the associated Property during the Sole Contribution Period for that Project and, if applicable up until the Election Date in respect of that Project including:

(a) all Mining Information in relation to the relevant Property; and

(b) all Minerals extracted from the relevant Property.

Property means each of the properties which are described or identified in the table and map set out in schedule 1, and any property applied for or granted in renewal or extension of any such Property, the external boundaries of which coincide with, or are within, the Property Area.

Property Area means the area enclosed by the external boundaries of a particular Property as at the date of this Agreement and includes any other area, whether or not contiguous to the area referred to above, which the Relevant Parties agree will form part of the Property Area. The external boundaries of each Property as at the date of this Agreement, for the purposes of identification only, are as set out in the map attached in Schedule 1.

Related Body Corporate means, in relation to a corporation (the ***first corporation***), a corporation (wherever incorporated) which Controls, is Controlled by or is under common Control with the first corporation.

Relevant Party means AngloGold and AARI and their successors, permitted substitutes and permitted assigns.

Remaining Relevant Parties has the meaning given in clause 23.1.

Representative means a representative of a Relevant Party on the JV Management Committee who is appointed under clause 16.5 and includes an alternate representative appointed under that clause.

Royalty has the meaning given in the Royalty Agreement.

Royalty Holder has the meaning given in clause 22.1.

Royalty Payer means, in respect of a Joint Venture, the beneficial owner (or owners) of the Property, at the time clause 22 applies.

Royalty Notice Date has the meaning given in clause 22.2.

Royalty Payer means, in respect of a Joint Venture, the beneficial owner of the Property, at the time clause 22 applies, being either the relevant Colombian Subsidiary or AARI.

Royalty Agreement means the document attached hereto as Schedule 4, pursuant to which the Parties shall effectuate the payment of the Royalty.

Service means technical support and consulting services in relation to:

(a) exploration work and Drilling on the Properties; and

(b) the preparation of programs and budgets, and reports, in relation to exploration work and Drilling on the Properties.

Service Fees means the fees payable by AARI to Kedahda for provision of the Services, which will be:

(a) a direct reimbursement of the costs including all out-of-pocket expenses and including the salaries or wages of each Service Provider incurred by Kedahda in providing the Service Providers; and

(b) a management fee comprising 10% of all costs referred to in paragraph (a) of this definition.

Service Provider has the meaning given in clause 10.1.

Shareholders' Agreement means, in relation to a Joint Venture, the shareholders' agreement to be entered into pursuant to clause 12.3(d).

Sole Contribution Period means, in respect of any Property, the period commencing on the Effective Date for the relevant Project and expiring on the earliest of:

(a) the Vesting Date for that Property;

(b) the date of withdrawal by AARI from the Project relating to that Property in accordance with clause 6.10; and

(c) the date which is 2 years after the t Effective Date (subject to any extension under clause 7.1).

SPV means an offshore joint venture company established pursuant to clause 12.3(a).

Stage Report has the meaning given in clause 7.2.

Successor JV Manager has the meaning given in clause 15.15.

Transfer Notice has the meaning given in clause 25.1.

Transferor's Offer has the meaning given in clause 23.3.

Vesting Date has, in respect of a Property, the meaning given in clause 7.3.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural, and the converse also applies.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a *person* includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e) A reference to a part, section, clause, schedule or annexure is a reference to a clause of, or schedule or annexure to this Agreement.

(f) A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document and includes the recitals, schedules and annexures to that agreement or document.

(g) A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form.

(h) A reference to a Party to this Agreement or another agreement or document includes the Party's successors, permitted substitutes and permitted assigns (and, where applicable, the Party's legal personal representatives).

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j) A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(k) A reference to an *agreement* includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a *document* includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(l) A reference to *dollars* and *US$* is to currency of the United States of America.

(m) A reference to a *right* or *obligation* of any two or more people comprising a single Party confers that right, or imposes that obligation, as the case may be, on each of them severally and each two or more of them jointly. A reference to that Party is a reference to each of those people separately (so that, for example, a representation or warranty by that Party is given by each of them separately).

(n) A reference to an *asset* includes any real or personal, present or future, tangible or intangible property or asset (including intellectual property)and any right, interest, revenue or benefit in, under or derived from the property or asset.

(o) All references to time are to time in the Republic of Columbia.

(p) Mentioning anything after *includes*, *including*, *for example*, or similar expressions, does not limit what else might be included.

(q) Nothing in this Agreement is to be interpreted against a Party solely on the ground that the Party put forward this Agreement or a relevant part of it.

1.3 Consents or approval

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a Party or is within the discretion of a Party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the Party in its absolute discretion unless expressly provided otherwise.

2. Conditions

2.1 Conditional Agreement

This Agreement, other than this clause 2 (Conditions) and clauses 27.1 (Warranties of each Party), 28 (Confidentiality), 30 (Dispute Resolution), 31 (Notices) and 32 (Ancillary Provisions) is conditional on:

(a) the written approval of the transactions contemplated by this Agreement by the South African Reserve Bank; and

(b) a minimum of US$5,000,000 being raised for the benefit of AARI by Bema (in the form of shareholder equity or debt funding to Bema) and which is made available to AARI (by way

of a non interest bearing loan or other non interest bearing financial accommodation made or provided to AARI by Bema) within 2 months of the date of this Agreement.

2.2 Benefit of conditions precedent

The conditions precedent contained in clause 2.1 are for the benefit of each of the Parties and may only be waived in writing.

2.3 Responsibility for conditions precedent

(a) AngloGold is responsible for obtaining satisfaction of the condition in clause 2.1 (a). AngloGold must notify the other Parties in writing as soon as practicable (and in any event, no later than 7 days) after the condition in clause 2.1(a) has been satisfied.

(b) Bema is responsible for obtaining satisfaction of the condition in clause 2.1(b). Bema must use all reasonable endeavours, at its own cost, to ensure that the condition in clause 2.1(b) is satisfied as soon as practicable after the date of this Agreement. Bema must notify the other Parties in writing as soon as practicable (and in any event, no later than 7 days) after the condition in clause 2.1(b) has been satisfied.

2.4 Termination on failure of conditions precedent

(a) Any Party may terminate this Agreement by notice to the other Parties if:

(i) the condition in clause 2.1(a) is not satisfied, or waived within 2 months of the date of this Agreement (or such later date agreed by the Parties); or

(ii) the approval referred to in clause 2.1(a)is obtained on terms which AngloGold reasonably considers unacceptable and AngloGold promptly notifies the other Parties to that effect.

2.5 Consequences of Termination

If this Agreement is terminated pursuant to clause 2.4 or 3.4, then:

(a) the rights and obligations of the Parties under this Agreement, other than those expressed to continue to be binding on a Party, will cease, but without prejudice to any rights or obligations that the Parties have accrued prior to the date of the termination of this Agreement;

(b) AARI will have no interest in any Exploration Expenditure already incurred by AARI and those contributions will vest in and be the absolute property of AngloGold, subject to compliance with applicable laws; and

(c) AARI must, as soon as practicable, deliver to AngloGold any Project Property including Mining Information already in the possession or control of AARI or its Related Bodies Corporate, or any of their employees, officers or agents (and must take such reasonable steps to ensure that such Project Property including Mining Information is legally vested in AngloGold), other than Project Property as to which the Vesting Date has occurred.

Part A – Relationship and Farm-out

3. AARI

3.1 AARI's funding

Bema must, until such time as AARI is listed on a Prescribed Stock Exchange, provide AARI with sufficient funding (without any charge or security of whatsoever nature related either to the provision to AARI of such funding or the repayment by AARI of such funding) on an ongoing basis so that AARI may satisfy its expenditure commitments under this Agreement and, in particular, to fund the Earning Requirements on the terms contemplated in this Agreement.

3.2 AARI's activities

AARI agrees that it will not, and Bema agrees that it will not cause or permit AARI to, until such time as AARI is listed on a Prescribed Stock Exchange, without the prior written approval of AngloGold:

(a) acquire a right, title or interest in any asset or property;

(b) assume any debts, obligations or liabilities of any kind, including those which are prospective or contingent and those the amount of which is not ascertained or ascertainable;

(c) issue or allot shares or other securities (including options for securities) in AARI;

(d) conduct its business; or

(e) enter into any material agreement,

other than pursuant to or as contemplated by the terms of this Agreement and provided that any such debts, obligations or liabilities referred to in clause 3.2 (b) do not exceed the amount of US$ 7 million.

3.3 Ownership of AARI prior to Listing Date

During the period starting on the date of this Agreement and ending on the Listing Date, Bema must:

(a) hold all legal and beneficial interest in at least a majority of the issued shares of AARI, unless it has first sought the prior written consent of AngloGold to the issue to a third party of shares or the right to acquire shares if such issue or acquisition would result in Bema beneficially owning less then a majority of such shares, such consent not to be unreasonably withheld. Notwithstanding the foregoing, Bema must at all times in that period hold such legal and beneficial interest in the issued voting shares of AARI, including all rights to vote such shares, as is sufficient to exercise effective control of AARI, so as to enable it to meet its obligations under this Agreement; and

(b) not grant or agree to grant an Encumbrance over any part or all of its legal and beneficial interest in the issued share capital of AARI.

3.4 Termination for breach of ownership obligations

AngloGold may terminate this Agreement by notice to the other Parties if there is a breach of clauses 3.1, 3.2 or 3.3, and, if such termination occurs, clause 2.5 will apply.

4. Listing of AARI on a Prescribed Stock Exchange

It is the intention of the Parties that Bema will cause AARI to seek a listing on a Prescribed Stock Exchange within two years of the date of execution of this Agreement. Notwithstanding this intention and for the avoidance of doubt, Bema will be obliged to use reasonable commercial efforts to cause AARI to seek a listing on a Prescribed Stock Exchange within this two year period or during such longer period as the Parties may mutually agree that this Agreement remains in force and effect.

5. Option for Subscription of Shares

5.1 Option

(a) In consideration for entering into this Agreement, AARI grants the Option to AngloGold.

(b) If AngloGold exercises the Option then AARI must issue the Offered Securities to AngloGold (or to such member of the AngloGold Group as AngloGold may nominate) in accordance with the Option Notice delivered in accordance with clause 5.2.

5.2 Exercise of the Option

(a) AARI must notify AngloGold of its intention to seek a listing on a Prescribed Stock Exchange at least 60 days before the date on which the initial Offering Document is filed (the ***Initial Filing Date***).

(b) The Option Period will begin on the date of receipt of the notice referred to in clause 5.2 (a) and will expire 5 days before the Initial Filing Date.

(c) AngloGold may only exercise the Option by delivering a completed and executed Option Notice to AARI at any time within the Option Period.

(d) AngloGold may exercise the Option in respect of any or all of the Offered Securities. If the Option is exercised in respect of only some of the Offered Securities, then the Option will lapse in respect of the remaining Offered Securities on the expiry of the Option Period.

(e) For the avoidance of doubt, AARI agrees that any Offered Securities issued and allotted to AngloGold pursuant to this clause are to be issued and allotted for no further consideration, other then the rights to acquire interests in the Properties as provided for by this Agreement.

5.3 Lapse of Option

The Option automatically lapses on the expiry of the Option Period.

5.4 Completion

If AngloGold exercises the Option under clause 5.2 then:

(a) completion will occur immediately prior to the listing of AARI on a Prescribed Stock Exchange at the place specified in the Option Notice or at any other time and place that AngloGold and AARI may agree;

(b) on completion AARI will issue and allot the Offered Securities to AngloGold (or to such member of the AngloGold Group as AngloGold may nominate) free from all Encumbrances.

It is acknowledged by AngloGold that the Offered Securities may be subject to escrow requirements of the Prescribed Stock Exchange or other securities regulatory authorities.

5.5 Registration Rights

(a) Following the exercise of the Option, AARI and AngloGold agree to enter into a registration rights agreement containing customary provisions, including the following: AARI agrees to qualify for sale under the Offering Document that number of Offered Securities specified in the Option Notice. If AARI determines in good faith upon the advice of its underwriters that the offering of Offered Securities by AngloGold under the Offering Document would adversely affect the marketability of the offering, then AARI will only be obligated to qualify for sale under the Offering Document such Offered Securities that will not adversely affect the marketability of the offering.

(b) Beginning 180 days after the Listing Date, AngloGold will be entitled to three demand registrations, being one in each 12 month period, with any underwriters' cut-back applied first to any shares included in the registration other than those held by AngloGold.

(c) AngloGold will also be entitled to an unlimited number of piggy-back registrations, with any underwriters' cut-back applied pro rata among all shareholders participating in the piggy-back registration provided that in no event will the shares of AngloGold included in the offering be reduced below 20 per cent of the total number of shares included in that offering.

(d) Notwithstanding the foregoing, in the event that AngloGold elects to exercise a piggy-back registration, it shall not be entitled to a demand registration until the expiration of 12 months from the date of that piggy-back registration. The registration rights referred to above in this clause 5.5 will terminate on the third anniversary of the Listing Date. AngloGold may not transfer its registration rights, except to other members of the AngloGold Group. AARI agrees not to grant any other registration rights equal to or senior to those granted to AngloGold without AngloGold's prior written consent.

5.6 Pre-Emptive Rights – AARI shares

(a) From and after completion of the exercise of the Option pursuant to clause 5.4 and for so long as AngloGold or its nominee holds not less than 10% of the issued and outstanding shares in AARI, AARI will not, and Bema will not cause or permit AARI to, place or issue any shares or other securities, or enter into any agreement to do so, unless:

(i) such placement or issue is a bona fide placement or issue; and

(ii) AngloGold is given an opportunity to participate in the placement or issue:

(A) at the price and on the same or equivalent terms of that placement or issue; and

(B) to the extent necessary to permit AngloGold to maintain its percentage interest in the issued capital of AARI immediately before such placement or issue after such placement or issue.

For certainty, in the case of a bona fide grant of stock options pursuant to AARI's future stock option or similar incentive plans for the benefit of directors, officers, employees or consultants, AARI will also offer stock options or warrants to AngloGold at the same strike price and on the same or equivalent terms and in accordance with clause 5.6(a)(ii)(B), provided that the same are only exercisable in the event and to the extent that the aforementioned stock options or warrants are themselves exercised.

(b) The covenant in clause 5.6(a) will not apply to:

(i) the issuance of common shares pursuant to a duly approved subdivision, amalgamation, reorganization or stock dividend;

(ii) the issuance of securities in connection with a bona fide direct or indirect acquisition of a mineral property or participation interest in a mineral exploration or mining venture; and

(iii) the issuance of common shares in the exercise of outstanding options and warrants.

(c) AngloGold will have ten Business Days from receipt of notice of an offering of shares or other securities to advise AARI or Bema of whether it wishes to participate in the offering. If AngloGold does not respond within such ten business day period, it will deemed to have declined such offer.

6. Sole Contribution Period for a Property

6.1 AARI to be the Exploration Manager during Sole Contribution Period

In respect of each Property, AARI is to be the Exploration Manager during the Sole Contribution Period for that Property, subject to the terms of this Agreement.

6.2 Rights of the Exploration Manager during the Sole Contribution Period for a Property

Subject to clause 6.4, during the Sole Contribution Period for each Property:

(a) Kedahda grants the Exploration Manager the sole and exclusive right to carry out prospecting and exploration for Minerals in the Property Area for that Property at the Exploration Manager's sole cost;

(b) the Exploration Manager may exercise all of the rights as would be available to Kedahda in its capacity as registered holder or beneficial holder of that Property (including taking samples from the applicable Property Area);

(c) the Exploration Manager shall have sole responsibility for the management of the Properties;

(d) the Exploration Manager shall have responsibility for the day to day conduct of each Project in accordance with the directions of the Exploration Committee;

(c) the Exploration Manager must comply with the obligations of the Exploration Manager set out in this Agreement; and

(f) the Exploration Manager must not surrender that Property or part or all of the applicable Property Area without the prior written approval of Kedahda .

6.3 Exploration Manager's Duties — General

In addition to its obligations specified elsewhere in this Agreement, in respect of each Property, the Exploration Manager will have the authority and obligation during the Sole Contribution Period for that Property, to:

(a) **(Property)** operate and protect the Project Property and maintain the Property in good standing (including by paying any annual rental or fees in relation to the Property);

(b) **(renewal of Property)** do whatever may be reasonably necessary to ensure that the Property is renewed or replaced by other rights in substitution for it on its lapse or expiry;

(c) **(statutory obligations)** comply with all obligations imposed by the terms of that Property on the registered holder or imposed by statute or other applicable law in relation to that Property or the conduct of each Project including any laws relating to the environment, pollution, health and safety;

(d) **(statutory reports)** prepare and lodge all statutory reports relating to that Property;

(e) **(accounts)** keep or cause to be kept in accordance with generally accepted accounting standards and practices internationally applied on a consistent basis true, correct and comprehensive books, accounts and records of the Project and of the Exploration Manager's performance of its obligations under this Agreement and of all Project Property;

(f) **(payment of costs)** pay on behalf of the Relevant Parties all costs and expenses incurred through the conduct of the Project;

(g) **(quarterly summaries)** provide to AngloGold and Bema, by no later than 15 Business Days after the end of each quarter, a quarterly summary of each of the Project operations, including technical and financial results and forecasts;

(h) **(disclosure of significant discovery)** immediately inform AngloGold of any significant discovery of Minerals in the Property Area and furnish to AngloGold all information it requires to comply with the rules of any Government Authority; and

(i) **(other)** perform all other things necessary or desirable for the efficient operation of the Project

and for these purposes, Kedahda must provide, on the terms provided herein, all such assistance as may be necessary or reasonably required by the Exploration Manager

6.4 Exploration Manager's Scope of Authority

(a) Subject to clause 6.4 (b), the Exploration Manager must conduct each Project in accordance with Approved Work Programs for that Project and the lawful decisions and directions of the Exploration Committee but otherwise in the Exploration Manager's absolute discretion.

(b) To the extent that the Exploration Manager must, to comply with clause 6.3, communicate or correspond in any manner with any Governmental Authority, local community group or

miners' associations or cooperatives, the Exploration Manager agrees and acknowledges that:

(i) it must first notify Kedahda of its intention to communicate or correspond with the relevant Governmental Authority, local community group or miners' association or cooperative;

(ii) it must act in close consultation and co-operation with Kedahda to agree on an approach for the relevant communication, but agrees that Kedahda may, in its absolute discretion, determine the approach to be taken; and

(iii) Kedahda may, in its absolute discretion, elect to make, in its own name, the relevant communication.

6.5 Standard of Conduct

(a) The Exploration Manager must conduct each Project in a proper and workmanlike manner in accordance with accepted international best management, mineral exploration and mining and construction and development methods and practices and with that degree of diligence and prudence reasonably exercised by experienced and highly skilled managers engaged in similar activities under similar circumstances and conditions, with the highest regard for safety, the environment and the community.

(b) Without limiting any other provisions of this Agreement, if the Exploration Manager departs from the standard specified in clause 6.5(a):

(i) in a material manner; or

(ii) on repeated occasions, which taken together constitute a material departure from those standards,

any Party that is not also the Exploration Manager may direct the Exploration Manager to take such action as it reasonably considers appropriate to rectify the departure from the standard, or to suspend operations (if it reasonably considers such a direction to suspend appropriate, in order to rectify or prevent further the departure from the standard).

(c) The Exploration Manager shall be required to comply with any direction reasonably given under clause 6.5 (b).

(d) Any direction that continues to impose obligations or restrictions on the Exploration Manager (including a direction to suspend operations) given under clause 6.5 (b) is revoked once the relevant departure from the standard specified in clause 6.5 (a) has been addressed to the satisfaction of the Exploration Committee.

6.6 Obligations of Kedahda during the Sole Contribution Periods

(a) As soon as practicable after the date of this Agreement, Kedahda must (to the extent it has not already done so) deliver to AARJ all Mining Information in the possession or control of Kedahda or its Related Bodies Corporate in relation to each Property.

(b) During the Sole Contribution Period for a Property, Kedahda :

(i) must promptly furnish AARI with copies of any correspondence or other information received by Kedahda in its capacity as the registered holder or beneficial owner of the Property; and

(ii) shall not assign, encumber or otherwise deal with its legal or beneficial interest in the Property, other than as contemplated by this Agreement.

6.7 AngloGold Indemnities

Each of Bema and AARI shall indemnify and keep indemnified AngloGold and each of its Related Bodies Corporate against any Loss suffered or incurred by AngloGold or any of its Related Bodies Corporate which may arise directly or indirectly as a result of any act or omission by AARI (whether or not in its capacity as Exploration Manager) in relation to any Property, Property Area or Project (including any breach by AARI of its obligations under this Agreement including its obligations under clauses 6.3 and 6.5), except to the extent that any such Loss arises from or is contributed to by the willful misconduct of AngloGold or any of its Related Bodies Corporate. No Party will be liable to make any payment for any indirect or consequential loss (including special damages, economic loss, loss of profits or loss of production) of another Party.

6.8 Bema and AARI Indemnities

AngloGold shall indemnify and keep indemnified Bema and AARI and each of its Related Bodies Corporate against any Loss suffered or incurred by either or both of Bema or AARI or any of its Related Bodies Corporate which may arise directly or indirectly as a result of any act or omission by AngloGold in relation to any Property, Property Area or Project (including any breach by AngloGold of its obligations under this Agreement including its obligations under clause 6.3), except to the extent that any such Loss arises from or is contributed to by the willful misconduct of Bema , AARI, or any of its Related Bodies Corporate. No Party will be liable to make any payment for any indirect or consequential loss (including special damages, economic loss, loss of profits or loss of production) of another Party.

6.9 No interest prior to Vesting Date

For the avoidance of doubt, prior to the Vesting Date in respect of a Property, this Agreement does not create, dispose of or transfer, and neither the Exploration Manager nor any of its Related Bodies Corproate will acquire, a legal or equitable interest in the applicable Property or a right to acquire an Interest, other than in respect of a transfer to the Colombian Subsidiary as contemplated by clause 12.

6.10 Withdrawal from a Project during the Sole Contribution Period

(a) Subject to having paid any annual rental or fees in relation to the Property relating to a Project required to be paid prior to the date of withdrawal specified in the notice given under this clause 6.9, AARI may at any time before the Vesting Date for a Project, withdraw from the Project by giving Kedahda not less than 60 days notice of its intention to withdraw.

(b) On expiry of a notice given under clause 6.10 (a):

(i) the rights and obligations of the Relevant Parties under this Agreement in respect of the relevant Project and the Property applicable to that Project, other than those

expressed to continue to be binding , will cease, but without prejudice to any rights or obligations that the Relevant Parties have accrued prior to the date of withdrawal under this Agreement;

(ii) any contributions to Exploration Expenditure in respect of the applicable Property by AARI will vest in and be the absolute property of AngloGold;

(iii) AARI must, as soon as practicable, deliver to Kedahda any Project Property, including Mining Information, in relation to the applicable Property in the possession or control of AARI or its Related Bodies Corporate (and must take all reasonable steps to ensure that such Project Property is legally vested in Kedahda);

(iv) AARI must, on request from Kedahda or AngloGold, provide a letter confirming its withdrawal from the relevant Project and declaring that it has no interest in the relevant Project or the Property applicable to that Project; and

(v) AARI and each of its Related Bodies Corporate shall transfer to AngloGold for no consideration any interest that any of them may have in any SPV, Columbian Subsidiary or Property.

6.11 Default during Sole Contribution Period

(a) If, during a Sole Contribution Period, the Exploration Manager commits a material breach of any of its obligations under this Agreement or a series of continuing or persistent breaches (each not constituting a material breach) (whether in its capacity as a Relevant Party or the Exploration Manager), AngloGold or Kedahda may, on becoming aware of the breach, give notice to AARI specifying that breach and requiring that it be remedied.

(b) If, within 30 calendar days of receipt of notice under clause 6.11 (a), the Exploration Manager does not either remedy the specified breach to the reasonable satisfaction of Kedahda or AngloGold , or reach agreement with Kedahda or AngloGold for the undertaking by the Exploration Manager of alternative arrangements, Kedahda or AngloGold may terminate this Agreement with respect to any one or more Projects by notice to the Exploration Manager.

(c) On termination under paragraph (b), subparagraphs (i) to (iii) and (v) of clause 6.10(b) will apply.

6.12 Use of Mining Information and other

(a) For the avoidance of doubt, during a Sole Contribution Period, any Project Property including any Mining Information generated by any Party (including the Exploration Manager) in relation to the applicable Property, shall at all times be the property of and remain vested in Kedahda.

(b) Subject to clause 28, Kedahda has an unrestricted right to use Mining Information generated during a Sole Contribution Period, for its own purposes without consulting AARI, other than for a purpose that would prejudice or interfere with the purposes of this Agreement and the acquisition of an interest in the Project Property by AARI as contemplated herein.

7. Earning Requirement

7.1 Earning Requirement

(a) AARI may earn an interest in a Joint Venture by advancing a Property to Drill Stage and completing a minimum of 3000 meters of Drilling on that Property within 2 years after the Effective Date (the ***Earning Requirement***) or for only such longer period as is necessary to take account of any Force Majeure or delays resulting from any act or omission of Kedahda or inability to access the Property as a result of material and bona fide safety and security concerns.

(b) The funding required to be advanced by AARI in order to satisfy the Earning Requirement will be structured as agreed by AngloGold and AARI based on tax and other advice to be obtained following the execution of this Agreement.

7.2 Notice of satisfaction of Earning Requirement

AARI must notify Kedahda within 30 days of satisfying the Earning Requirement in respect of a Project and must within that 30 day period provide a report to Kedahda in relation to its activities and Exploration Expenditure and Drilling in relation to the applicable Property (the ***Stage Report***), containing sufficient information and evidence to enable Kedahda to satisfy itself that AARI has satisfied that Earning Requirement.

7.3 Entitlement to interest

With effect from the date that is 60 days from the date on which AARI notifies Kedahda that it has satisfied the Earning Requirement, as provided to Kedahda in the Stage Report provided in accordance and compliance with clause 7.2 (the ***Vesting Date***), AARI shall be entitled to an interest in the Joint Venture in accordance with clause 12.

7.4 End of Sole Contribution Period for a Property

For the avoidance of doubt:

(a) if AARI does not satisfy the Earning Requirement by the end of the Sole Contribution Period in respect of a Property, then:

   (i) AARI will cease to be Exploration Manager in respect of that Property;

   (ii) that Property will remain fully vested in Kedahda ;

   (iii) the provisions of Part B of this Agreement will not apply to that Property;

   (iv) AARI must, as soon as practicable, deliver to Kedahda any Project Property (including Mining Information) in relation to the applicable Property in the possession or control of AARI or its Related Bodies Corporate (and must take all steps to ensure that such Project Property is legally vested in Kedahda);

   (v) AARI must, on request from Kedahda , provide a letter declaring that it has no interest in the relevant Property and applicable Project; and

(b) if AARI satisfies the Earning Requirement within the Sole Contribution Period in respect of a Property, then Part B of this Agreement applies with respect to that Property only;

(c) AARI has no obligation to satisfy the Earning Requirement with respect to any Property; and

(d) AARI and each of its Related Bodies Corporate shall transfer to AngloGold for no consideration any interest that any of them may have in any SPV, Columbian Subsidiary or Property.

8. Exploration Committee

8.1 Formation and Functions of Exploration Committee

As soon as practicable after the date of this Agreement, the Relevant Parties must establish an Exploration Committee (the ***Exploration Committee***) which will:

(a) determine the policies, nature and content of the work programs and budgets for each Project;

(b) review the conduct of each Project by the Exploration Manager;

(c) give general directions as to the manner in which the Exploration Manager is to carry out each Project; and

(d) have any other functions as are provided in this Agreement.

8.2 Meetings of Exploration Committee

The Exploration Committee must meet at least every 3 months, unless otherwise agreed by the Exploration Committee.

8.3 Representatives

(a) The Exploration Committee will consist of 1 representative appointed by each Relevant Party. Representatives will have full power to represent and bind their appointers in all matters decided by the Exploration Committee within the scope of its functions.

(b) A Relevant Party may change its duly appointed representative at any time by giving written notice to the other Relevant Party.

(c) Each representative has the right to appoint, by notice in writing to the Exploration Manager and the other Relevant Party, an alternate who will be entitled to attend meetings of the Exploration Committee and represent them in their absence.

8.4 Advisers to Relevant Parties

Each Relevant Party may have advisers (not exceeding 3) present at a meeting of the Exploration Committee who may not participate in discussion or debate.

8.5 Right to call Exploration Committee Meetings

(a) The Exploration Manager or any Relevant Party may call a meeting of the Exploration Committee by giving at least 14 days notice to each Relevant Party and the Exploration Manager.

(b) The period of notice required under clause 8.5 (a) may be reduced by agreement of a representative of each Relevant Party at the meeting of the Exploration Committee to which the notice relates.

8.6 Agendas for Exploration Committee Meetings

Notices convening meetings of the Exploration Committee must specify the business to be considered at the meetings and, unless otherwise agreed by a representative appointed by each Relevant Party entitled to vote at that meeting, no other business may be transacted.

8.7 Quorum

(a) The quorum for any meeting of the Exploration Committee will be 1 representative or alternate representative appointed by each Relevant Party.

(b) If a quorum is not present within 45 minutes after the time appointed for the commencement of a meeting of the Exploration Committee, that meeting must be adjourned to the same time and day of the next week at the same place.

(c) If a quorum is not present within 45 minutes after the time appointed for the commencement of a meeting adjourned under clause 8.7 (b), those representatives present who are appointed by a Relevant Party entitled to attend and vote at that meeting constitute a quorum.

8.8 Place of Meetings and Use of Technology

Meetings of the Exploration Committee will be held at Kedahda's principal place of business in the Republic of Colombia, or as otherwise agreed between the Relevant Parties, and the representatives must meet either in person or by telephone or by other means of electronic communication by which all persons participating in the meeting are able to hear the entire meeting and to be heard by all other persons attending the meeting, in each case as the Exploration Committee determines.

8.9 Circulating Resolutions

A resolution in writing signed by a representative appointed by each Relevant Party will be as valid as if it had been passed at a duly convened meeting of the Exploration Committee. Such a resolution may consist of one or several documents executed as counterparts.

8.10 Voting on Exploration Committee

(a) The representative (or alternate representative) appointed by a Relevant Party may exercise the voting rights of that Relevant Party.

(b) Subject to clause 16.22, each Relevant Party will have one vote.

8.11 Decisions to be unanimous

Except as otherwise provided in this Agreement, Exploration Committee decisions must be unanimous. Subject to clause 8.12, if a decision by the Exploration Committee is not unanimous, AARI will have a casting vote.

8.12 Decisions Requiring AngloGold consent

Decisions of the Exploration Committee in relation to the following matters require the express approval of Kedahda:

(a) **(government, community or mining association or cooperative participation)** government, community or mining association or cooperative participation in a Project and, if applicable, the terms of that participation;

(b) **(surrender or transfer of a Property)** the abandonment, transfer or surrender of any Property (in whole or in part) except where such abandonment or surrender is to comply with compulsory relinquishment terms of any Property and the application for any new Property; and

(c) **(other matters)** matters stated elsewhere in this Agreement or agreed by the Relevant Parties to require that approval.

8.13 Relevant Parties may only Instruct Exploration Manager through Exploration Committee

No Relevant Party, and no representative of a Relevant Party, has any power to give directions or instructions to AARI.

8.14 Chairman and Secretary of Exploration Committee

The Exploration Committee must appoint a Chairman (from among the representatives) and a Secretary (who need not be a representative).

8.15 Minutes

(a) AARJ must ensure that the Secretary keeps minutes of each meeting of the Exploration Committee and a copy of the minutes are given to each Relevant Party and the Exploration Manager as soon as practicable after the conclusion of each meeting.

(b) Without prejudice to clause 8.12, the minutes of a meeting must be submitted for approval at the next meeting of the Exploration Committee and, if approved by the representatives of the Relevant Parties at the meeting to which the minutes relate, must be signed by the Chairman of that meeting and, when so signed, are sufficient evidence, unless the contrary is proved, of the proceedings and decisions of the meeting to which they relate.

8.16 Costs of Attendance at Exploration Committee Meetings

Costs and expenses incurred by a Relevant Party relating to the attendance of its representatives and advisers at meetings of the Exploration Committee must be borne by it and are not Exploration Expenditure.

9. Annual Exploration Programs and Budgets

9.1 Programs and Budgets

AARJ must:

(a) within 21 days after the Effective Date, in respect of the remainder of the then current Budget Year;

(b) at least 90 days before the commencement of each Budget Year after the first; and

(c) at any other time and in respect of any other period as the Exploration Committee may direct,

prepare and submit to the Relevant Parties for consideration by the Exploration Committee an exploration program for proposed works to be carried out on behalf of the Relevant Parties in each Property Area during the relevant period, together with a budget showing in detail the estimated expenditure for that exploration program.

9.2 Supplementary Exploration Programs and Budgets

AARI may prepare and submit to the Relevant Parties from time to time (and, in any event, at least 60 days before the proposed commencement date) for approval by the Exploration Committee supplementary or revised exploration programs and budgets.

9.3 Exploration Committee to Consider Programs and Budgets

The Exploration Committee must consider and vote on each proposed exploration program and budget (and any supplements or revisions to them) at least 30 days before its proposed commencement date. The Exploration Committee may approve, with or without amendment, or reject any proposed exploration program and budget.

10. Kedahda Personnel

10.1 Personnel

For the period of 2 years commencing on the date of this Agreement, Kedahda agrees to provide the Exploration Manager with the Services of up to a maximum of 12 Kedahda Personnel (***Service Providers***) at any one time as requested by the Exploration Manager and agreed to by Kedahda .

10.2 Right to Withdraw

Kedahda will be permitted at any time to withdraw any Service Provider if, in its reasonable opinion, any Service Provider would face any risk to their personal safety in performing the Services.

10.3 Payment for Services

AARI must pay Kedahda the Service Fees invoiced to it in accordance with the following:

(a) Kedahda must deliver invoices monthly in arrears to AARI setting out the Service Fees payable in respect of Services provided by a Service Provider during the previous month.

(b) AARI (or Bema, failing payment by AARI) must pay the amount invoiced in accordance with clause 10.3 (a) within 30 days after the date of the invoice, provided that AARI shall be entitled on request to sufficient information to verify any such invoiced amount and to audit any Service Fees and the determination thereof.

(c) If AARI is compelled by law to make any deductions on account of withholding or other taxes from amounts payable to Kedahda in relation to the Services, it must pay such additional amounts as may be necessary so that the net amount received by Kedahda after such deductions or withholdings is equal to the amount it would have received had no such deductions or withholdings been required to be made. AARI must, if required by law, pay to the revenue authority any such withholdings or other taxes so payable and deduct the amount so payable from any payment to Kedahda .

10.4 Consultation and cooperation

AARI and Kedahda must act in close consultation and cooperation with each other in relation to the provision of any of the Service Providers.

10.5 Protection of Intellectual Property

In relation to all Intellectual Property conceived, reproduced or created or to be created by, or arising out of any thing or idea or matter created by, a Service Provider solely or jointly with others arising out of or in pursuance of the provision of the Services, including all records, documents, concepts, ideas and software conceived or made by a Service Provider in the course of providing the Services, AARI acknowledges and agrees:

(a) that Kedahda owns all right, title and interest to any and all such Intellectual Property and agrees not to register or attempt to register any interest in respect of any Intellectual Property;

(b) to assign to Kedahda , upon creation, any and all of the rights of AARI in such Intellectual Property; and

(c) agrees to provide all reasonable assistance to Kedahda , both during and after the time in which the relevant Service Provider provided the Services to AARI, or the termination of this Agreement, to assist Kedahda in protecting its interest in the Intellectual Property. Such assistance must include the execution of any and all applications, assignments or other documents which Kedahda may deem necessary for the registration or protection of any of its interests in the Intellectual Property in any country in the world.

10.6 Independent contractor

In providing Services to AARI under this Agreement, each Service Provider is acting in the capacity of an independent contractor. This Agreement does not set up or create an employer and employee relationship, a partnership of any kind, or an association or trust between AARI and any Service Provider.

10.7 No obligation

Kedahda and each Service Provider do not have the authority to act as agent for AARI for any purpose, and Kedahda and each Service Provider may not, on behalf of AARI, enter into any contract, warranty or representation as to any matter.

10.8 Limitation of Liability

Despite any other provision of this Agreement, Kedahda is not liable to AARI to make any payment (whether by way of indemnity, damages or otherwise) in connection with any Services as provided to AARI by Kedahda (whether for any breach of this Agreement, negligence or otherwise):

(a) unless a claim is made in writing by AARI within 6 months after the circumstances giving rise to the claim first became known by AARI or could, with reasonable diligence, have become known by AARI (and any claim must set forth in reasonable detail the nature of the claim and the amount sought to the extent the amount can reasonably be determined);

(b) to the extent that such payment, when aggregated with all other such payments in respect of any Services, exceeds the aggregate of all Service Fees paid by AARI under this Agreement for the performance of the Services (and in lieu of making any such payment, Kedahda may elect (at its sole discretion) to re-perform the relevant Services); and

(c) in respect of any indirect or consequential loss (including special damages, economic loss, loss of profits or loss of production).

10.9 Other limitations and exclusions

(a) Despite any other provision of this Agreement, Kedahda is not liable to AARI for any loss AARI suffers in connection with any Services, to the extent that the loss arises from any act or omission by or on behalf of AARI or Bema.

(b) Subject to the other provisions of this clause 10, Kedahda will be liable to AARI for claims, costs, expenses, losses and liabilities sustained or incurred by AARI in connection with the Services provided by a Service Provider, where those claims, costs or expenses, losses or liabilities result from any breach by Kedahda of any of its obligations under this Agreement, if Kedahda has breached its obligations in relation to the provision of those Services under this Agreement.

(c) Kedahda will not be liable under this clause 10 except in respect of any wanton or reckless act or omission by Kedahda , not justified by special circumstances, as amounts to a fraud or wilful misconduct, which act or omission is not an error of judgment or mistake (whether negligent or otherwise) made in good faith.

10.10 Termination of Services

Upon termination of the provision of Services for any reason, AARI will pay to Kedahda any Service Charges which remain unpaid as at the effective date of termination, but only to the extent that Services have been duly performed by Kedahda up to that date. For the avoidance of doubt, clauses 10.8 and 10.9 will continue to apply after any such termination.

10.11 AARI's Indemnity

Except in respect of any matter for which Kedahda is liable pursuant to this clause 10, AARI indemnifies and holds harmless Kedahda , any Related Body Corporate of Kedahda , and any of its or their employees or subcontractors (including the Service Providers), from, against and in respect of all Loss which any of them may incur or sustain as against AARI or any other person as a result of the provision of Services under this Agreement.

11. AARI Representative

11.1 AARI Representative

For the period of 2 years commencing on the date of this Agreement, Kedahda agrees that AARI shall provide a representative of AARI (the ***AARI Representative***) to work with the Service Providers in the position of exploration manager.

11.2 Payment of AARI Representative

AARI will, at all times, remain solely responsible for all payment of all remuneration and expenses in relation to the AARI Representative, which amounts shall be Exploration Expenditure.

11.3 Confidentiality

AARI will be responsible for the acts and omissions of the AARI Representative under this Agreement.

Part B – Joint Venture

12. Formation of Joint Venture

12.1 Establishment of Joint Venture

From the Vesting Date, the Relevant Parties are to establish a joint venture in respect of the relevant Property, the objects of which will be to explore for and develop and mine for Minerals in the Property Area for that Property and conduct related activities.

12.2 Interest on Vesting Date

For any Joint Venture, on the Vesting Date, the Interest of the Relevant Parties will be:

AngloGold:	49%; and
AARI:	51%.

12.3 Incorporation of SPV and Colombian Subsidiary

The Parties agree to the following , in each case subject to the receipt of tax and other advice confirming that such arrangements are appropriate for the structuring of the ownership of the applicable Joint Ventures or mutual agreement to adopt alternative structuring arrangements:

(a) At the appropriate time , AngloGold shall establish an offshore joint venture company (***SPV***) and AngloGold (or another member of the AngloGold Group) will hold all the issued share capital in SPV other than one non participating share to be held by AARI.

(b) At the appropriate time after the establishment of the SPV, the Relevant Parties agree to procure the SPV to establish a special purpose vehicle company, being a wholly owned subsidiary of the SPV (***Colombian Subsidiary***), incorporated in the Republic of Colombia, to hold the legal and beneficial interest in the relevant Property or Properties.

(c) After the Vesting Date for a Property, AngloGold shall procure the issue and allotment of such shares in SPV to, respectively, AARI and AngloGold as shall reflect the Interests specified in this Agreement, subject to any changes in those Interests pursuant to the terms of this Agreement.

(d) As soon as practicable after shares in the relevant SPV are issued pursuant to clause 12.3(c) the Relevant Parties agree to execute, and procure that the SPV executes, a Shareholders' Agreement in respect of that SPV. The Shareholders' Agreement must reflect and be consistent with this Agreement (except to the extent agreed otherwise by the Relevant Parties).

(e) The parties agree that the board of the SPV will delegate to the Management Committee its powers of management and control of the SPV.

12.4 Transfer of Property

(a) At the appropriate time, subject and having regard to the receipt of the tax and other advice referred to in clause 12.3, , AngloGold agrees to procure the transfer of:

(i) the legal and beneficial interest in the relevant Property; and

(ii) the relevant Project Property,

to the relevant Colombian Subsidiary, free of Encumbrances (except those arising by operation of law or as disclosed on the instruments of title for the Property at the time of selection of such Property for inclusion in this Agreement) and at a price to be agreed between AngloGold and Bema.

(b) Any stamp duty, registration fees or costs incurred or associated with any transfer of a Property or Project Property pursuant to clause 12.4(a) must be borne by AARI.

(c) In addition to the conditions for vesting set out in clause 7, any transfer of a Property or Project Property pursuant to clause 12.4(a) is conditional on the grant of any necessary regulatory consents and approvals required under the Mining Act, or other applicable law.

12.5 Multiple JV Companies

For the avoidance of doubt, the Parties acknowledge that, in respect of each Property , there may be, subject and having regard to the tax and other advice referred to in clause 12.3, a separate Joint Venture, SPV, Colombian Subsidiary and Shareholders' Agreement.

12.6 Application of Part B

The provisions of Part B of this Agreement apply to a Property, the associated Project and any associated Joint Venture (including the Interests in that Joint Venture) on and from the Vesting Date for that Property (notwithstanding that the relevant Colombian Subsidiary has not been incorporated pursuant to clause 12.3 or the transfer of the Property under clause 12.4 has not yet occurred).

13. AngloGold Election

13.1 AngloGold's Election

AngloGold may within 60 days of the Vesting Date for a Property, notify AARI and the SPV of its election to:

(a) contribute to Project Expenditure in respect of the relevant Project and manage that Project (the ***Contribution Election***); or

(b) free carry AARI through to the completion of a Feasibility Study in respect of that Project and manage that Project (the ***Free Carry Election***); or

(c) retain a 49% Interest and contribute to Project Expenditure in respect of that Project with AARI to manage that Project (the ***AARI Management Election***); or

(d) not contribute to Project Expenditure in respect of that Project, with AARI to manage that Project (the ***Non-Contribution Election***).

13.2 Retransfer of Interest

(a) In the event that AARI has earned a 51% Interest in a Property and AngloGold makes either the Contribution Election or the Free Carry Election with respect to that Property:

(i) AARI will immediately transfer to AngloGold or its nominee a 2% Interest, free of Encumbrances, for no additional consideration;

(ii) AngloGold will prepare, execute and submit to AARI the appropriate forms of transfer to transfer the 2% Interest to AngloGold or its nominee;

(iii) AARI must execute the transfer forms submitted to it pursuant to sub paragraph (ii) of this clause 13.2(a);

(iv) AngloGold and AARI must take all necessary steps to procure that the SPV promptly registers the forms of transfer;

(v) the Interests of the Relevant Parties will then be:

AngloGold: 51%; and

AARI: 49%; and

(vi) AARI agrees that it must immediately do everything necessary or appropriate to ensure that all transfers under this clause 13.2 are promptly and fully effectuated. Any stamp duty payable for the transfer of the additional 2% Interest must be borne and paid by AngloGold.

(b) Pending transfers under clause 13.2 (a) becoming registered or otherwise made effective, the 2% Interest of AARI will be held by AARI on trust for, and for the sole benefit of, AngloGold.

14. Nature of Relationship from Vesting Date

14.1 Nature of Relationship

This Agreement does not create or constitute a partnership, agency or similar relationship between the Relevant Parties.

14.2 Limitation on Joint Venture

A Joint Venture will be strictly limited to the activities and operations and to the areas specified in this Agreement.

14.3 Restrictions on Independent Operations

A Relevant Party must not engage in any prospecting or exploration for, or evaluation or mining of, any Minerals in or from a Property Area except as provided in this Agreement.

14.4 Operations Outside the Property Area

In respect of a Joint Venture, subject to clauses 25 and 28, AngloGold has an unrestricted right to engage in and receive the full benefit of any activities outside the Property Area (whether or not in competition with the Project), including the use of information obtained and techniques developed in the course of conducting operations under this Agreement, without consulting the other Relevant Party or being obliged to offer the other Relevant Party the opportunity to participate, and without accounting to the other Relevant Party for any proceeds of those activities.

14.5 Restrictions on activities in the Republic of Colombia

Prior to 26 February 2008, neither Bema nor AARI shall engage in any prospecting or exploration for, or evaluation or mining of, any Minerals in or from the Republic of Colombia except as provided in this Agreement. After 26 February 2008, neither Bema nor AARI shall engage in any prospecting or exploration for, or evaluation or mining of, any Minerals in or from the AMI in the Republic of Colombia except as provided in this Agreement.

15. JV Manager

15.1 JV Manager

(a) For each separate Joint Venture, the JV Manager will be:

(i) if AngloGold makes the Contribution Election or the Free Carry Election, Kedahda ; or

(ii) if AngloGold makes the AARI Management Election or the Non-Contribution Election, AARI,

and that Relevant Party will continue as JV Manager subject to the terms of this Agreement. Its appointment commences on the Election Date. AARI will continue to manage the relevant Project until the Election Date on the terms of Part A of this Agreement.

(b) If AARI is not the JV Manager appointed under clause 15.1(a), AARI will deliver to the JV Manager all Project Property in its possession or under its control and all documents,

books, records and accounts relating to the Joint Venture which it was the responsibility of AARI to maintain until the Election Date.

15.2 Conduct of Joint Venture Operations

Subject to the terms of this Agreement and (upon its execution) the relevant Shareholders' Agreement, for any Joint Venture, the JV Manager has the conduct of all Joint Venture Operations on behalf of the Relevant Parties and for this purpose has possession and control of all Joint Venture Property.

15.3 JV Manager Appointed Attorney of the Relevant Parties

Each Relevant Party irrevocably appoints the JV Manager and each director, secretary and manager of the JV Manager jointly and each of them severally as its attorney to do all acts and execute all documents as may be necessary for the due performance by the JV Manager of its obligations under this Agreement.

15.4 JV Manager's Duties - general

In addition to its obligations specified elsewhere in this Agreement, subject to the due provision to it of funds to meet Project Expenditure, the JV Manager must:

(a) **(Joint Venture Property)** operate and protect the Joint Venture Property and maintain the relevant Property in good standing;

(b) **(renewal of Property)** do whatever may be reasonably necessary to ensure that the Property is renewed or replaced by other rights in substitution for it on its lapse or expiry (and for this purpose, the Relevant Parties must procure that each of the SPV and Colombian Subsidiary provide all such assistance as may be necessary or reasonably required by the JV Manager (the costs of such assistance to be Project Expenditure));

(c) **(statutory obligations)** comply with all obligations imposed by the terms of that Property on the registered holder or imposed by statute or other applicable law in relation to that Property or the conduct of the Joint Venture Operations including any laws relating to the environment, pollution, health and safety;

(d) **(statutory reports)** prepare and lodge all statutory reports relating to the Joint Venture;

(e) **(accounts)** keep or cause to be kept in accordance with generally accepted accounting standards and practices internationally applied on a consistent basis true, correct and comprehensive books, accounts and records of:

(i) Joint Venture Operations;

(ii) the JV Manager's performance of its obligations under this Agreement;

(iii) all Joint Venture Property; and

(iv) all transactions entered into by or on behalf of the Relevant Parties;

to be audited annually by a registered company auditor appointed by the JV Management Committee (the costs of that audit to be Project Expenditure);

(f) **(payment of costs)** pay on behalf of the Relevant Parties (who for the avoidance of doubt are responsible for providing the funding for such payments in accordance with this

Agreement) all costs and expenses incurred through the conduct of the Joint Venture Operations;

(g) **(reports)** provide to the Relevant Parties, within 15 Business Days of the end of each quarter, a quarterly summary of Joint Venture Operations including details of the accounts referred to in clause 15.4 (e), costs referred to in clause 15.4 (f), together with any legal or associated matters in relation to the Joint Venture;

(h) **(disclosure of significant discovery)** immediately inform the Relevant Parties of any significant discovery of Minerals in the Property Area and furnish to the Relevant Parties all information it requires to comply with the rules of any Government Authority;

(i) **(insurance)** obtain and maintain in force all insurances required by law and any additional insurance that the JV Management Committee may require to be effected; and

(j) **(other)** perform all other things necessary or desirable for the efficient operation of the Project.

15.5 JV Manager's scope of authority

Subject to clauses 15.6 and 15.10 and to the due provision of funds to it to meet Project Expenditure, the JV Manager must conduct Joint Venture Operations in accordance with the JV Programs and Budgets approved by, and the lawful decisions and directions of, the JV Management Committee, but otherwise in the JV Manager's absolute discretion.

15.6 Standard of conduct

(a) The JV Manager must conduct all Joint Venture Operations in a proper and workmanlike manner in accordance with accepted international best management, mineral exploration and mining and construction and development methods and practices and with that degree of diligence and prudence reasonably exercised by experienced and highly skilled managers engaged in similar activities under similar circumstances and conditions, with the highest regard for safety, the environment and the community.

(b) Without limiting any other provisions of this Agreement, if the JV Manager departs from the standard specified in clause 15.6(a):

(i) in a material manner; or

(ii) on repeated occasions, which taken together constitute a material departure from those standards,

any Party that is not also the JV Manager may direct the JV Manager to take such action as it reasonably considers appropriate to rectify the departure from the standard, or to suspend Joint Venture Operations (if it reasonably considers such a direction to suspend appropriate, in order to rectify or prevent further the departure from the standard).

(c) The JV Manager shall be required to comply with any direction reasonably given under clause 15.6 (b).

(d) Any direction that continues to impose obligations or restrictions on the JV Manager (including a direction to suspend Joint Venture Operations) given under clause 15.6 (b) is revoked once the relevant departure from the standard specified in clause 15.6 (a) has been addressed to the satisfaction of the JV Management Committee.

15.7 Permitted sub-contracts

Subject to clause 15.9, either Kedahda or AARI may appoint any of its Related Bodies Corporate to act as the JV Manager, by notice in writing to each Non-JV Manager. On any appointment of that kind being made, and as of the date of that appointment as specified in the written notice, such Party will cease to be the JV Manager.

15.8 Delegation

Subject to clause 15.9, either Kedahda or AARI may delegate to any of its Related Bodies Corporate the performance of any of its obligations under this Agreement.

15.9 Delegation and sub-contract not to release JV Manager

The appointment of a Related Body Corporate or the delegation of obligations under clauses 15.7 and 15.8 will not absolve Kedahda or AARI from any liability which it has under this Agreement for the performance of those obligations of AngloGold or AARI, as the case may be, as the JV Manager.

15.10 JV Manager's indemnity

The JV Manager, in its capacity as such, has no liability to any Non-JV Manager for Losses sustained or incurred by the Non-JV Manager or otherwise except as provided in clause 15.11. Subject to clause 15.11(b), each of the Relevant Parties severally in proportion to their respective Participating Shares indemnify the JV Manager from, against and in respect of all Losses which the JV Manager may incur or sustain as against any Relevant Party or any other person in respect of the performance by the JV Manager of its obligations under this Agreement.

15.11 JV Manager's liability

(a) Subject to clause 15.11(b), the JV Manager is liable to each of the Non-JV Managers for Losses sustained or incurred by that Non-JV Manager where that Loss is a result from any breach by the JV Manager of any of its obligations under this Agreement.

(b) The JV Manager is not liable under this clause 15.11 except in respect of any wanton or reckless act or omission by the JV Manager, not justified by special circumstances, which amounts to a wilful and utter disregard for its harmful and avoidable consequences, that act or omission not being an error of judgment or mistake (whether negligent or otherwise) made in good faith. The JV Manager is not liable under clause 15.11 or 15.12 to make any payment for any indirect or consequential loss (including any special damages, economic loss or loss of profit).

15.12 Non-JV Manager's indemnity

The JV Manager indemnifies each Non-JV Manager from and against each Loss incurred or sustained by the Non-JV Manager for which the JV Manager is liable under clause 15.11.

15.13 Termination of appointment of JV Manager

The JV Manager will cease to be the JV Manager if:

(a) it resigns from the office of JV Manager, which it may do at any time by giving 90 days prior notice to each Relevant Party;

(b) the JV Manager is given a written notice signed by Representatives of the Relevant Parties holding (if more than one, in aggregate) an Interest of 65% or greater advising that its appointment as JV Manager will be terminated 90 days from the date of that notice, on the lapse of that period of 90 days;

(c) an order is made for the winding-up or dissolution without winding-up of the JV Manager (other than for the purposes of reconstruction or amalgamation with the approval of the Relevant Parties acting reasonably);

(d) a receiver, administrator, provisional liquidator, liquidator or other external administrator is appointed over, or a holder of any Encumbrance takes possession of, the whole or any substantial part of the undertaking and property of the JV Manager; and

(e) if the JV Manager commits a material breach, or a series of continuing or persistent breaches (each not constituting a material breach), and if the breach or series of breaches:

(i) is capable of being remedied and the JV Manager neither remedies the breach or series of breaches nor commences reasonable and diligent action towards remedying the same;

(ii) is incapable of being remedied and the JV Manager does not pay adequate monetary compensation or provide adequate indemnification to the relevant Non-JV Managers,

within 21 days after written notice has been given to it by a Relevant Party specifying the breach or series of breaches (or within 14 days of delivery of the determination under clause 15.14 and that Relevant Party then terminates the appointment of the JV Manager by notice in writing to the JV Manager and the Non-JV Managers, taking effect on a date specified in the notice.

15.14 Compensation for breach

For the purposes of clause15.13(e)(ii), if the JV Manager and any Non-JV Manager do not reach agreement on the amount of monetary compensation or indemnification to be paid or provided by the JV Manager within 21 days of service of notice under that clause either the JV Manager or any Non-JV Manager may request the dispute be dealt with in accordance with clause 30.

15.15 Appointment of Successor JV Manager

(a) The Relevant Parties will use all reasonable efforts to ensure that a meeting of the JV Management Committee is called before, or as soon as practicable after, the JV Manager ceases to hold office, for the purpose of appointing a replacement (a ***Successor JV Manager***).

(b) Where the outgoing JV Manager is a Relevant Party, neither it nor any of its Related Bodies Corporate will be entitled to vote through their Representatives in relation to the appointment of the Successor JV Manager except where a Successor JV Manager is to be appointed on the resignation of the outgoing JV Manager from the office of JV Manager in circumstances where the appointment of the outgoing JV Manager as the JV Manager has not been or could not reasonably be terminated in accordance with either of clauses 15.13 (c) or (d) (both inclusive).

(c) The decision to appoint the Successor JV Manager requires the approval of the Relevant Party or Relevant Parties holding (if more than one, in aggregate) a Participating Share of 65% or greater of the aggregate of all Participating Shares of all Relevant Parties entitled to vote through their Representatives in respect of that matter at a meeting of the JV Management Committee.

(d) If the outgoing JV Manager ceases to hold office under clauses 15.13(b), (c), (d) or (e) the Successor JV Manager must not be the same entity as the outgoing JV Manager or any of its Related Bodies Corporate or any director, secretary or manager of the outgoing JV Manager.

15.16 Delivery of books and records

(a) Immediately on ceasing to hold office, the outgoing JV Manager must deliver to the Successor JV Manager all Joint Venture Property in its possession or under its control and all documents, books, records and accounts relating to the Joint Venture which it was the responsibility of the outgoing JV Manager to maintain.

(b) An audit must be conducted by an auditor appointed by the JV Management Committee of all documents, books, records and accounts maintained by the outgoing JV Manager.

(c) If title to any Joint Venture Property is held in the name of the outgoing JV Manager, it will promptly transfer that title to the Successor JV Manager and the costs of that transfer will be Project Expenditure.

(d) The outgoing JV Manager irrevocably appoints the Successor JV Manager and each Relevant Party and each of the directors, secretaries and managers of the Successor JV Manager and each Relevant Party severally as its attorney to do all things which the outgoing JV Manager is obliged to do under this clause 15.16.

15.17 Continuing rights and duties of outgoing JV Manager

The outgoing JV Manager continues to have all the rights, duties and obligations of the JV Manager until a Successor JV Manager is appointed or, in the case of a notice given under clauses 15.13 (a) or (b) or (e), until the expiry of that notice, whichever is the earlier.

15.18 Failure to appoint a Successor JV Manager

If a Successor JV Manager is not appointed under clause15.15 or, if appointed, a Successor JV Manager does not comply with the requirements of clause 15 by the date on which the outgoing JV Manager's appointment ceases, the Relevant Party (other than the outgoing JV Manager or a Related Body Corporate of it) holding the largest Participating Share will act as Successor JV Manager until another JV Manager takes office under those referenced clauses.

15.19 Successor JV Manager to be bound

Appointment of a Related Body Corporate under clause 15.7 or a Successor JV Manager under clause 15.15 is conditional on the appointee binding itself, in a form acceptable to the Relevant Parties, to observe and perform the obligations on the part of the JV Manager under this Agreement.

15.20 Application to each SPV and each Colombian Subsidiary

In respect of each Joint Venture, after the SPV and the Colombian Subsidiary are incorporated, the JV Manager and each Relevant Party agree to enter into an agreement with the SPV and the Colombian Subsidiary, in a form acceptable to the Relevant Parties (acting reasonably), pursuant to which each of the Relevant Parties, the JV Manager, the SPV and the Colombian Subsidiary agree to perform the obligations expressed to be imposed on each of them respectively under this Agreement (including the Royalty Agreement), and to otherwise give effect to this Agreement subject to tax and other advice. The Relevant Parties must procure that the SPV and Colombian Subsidiary each also enter into that agreement.

16. JV Management Committee

16.1 Formation and functions of JV Management Committee

In respect of a Joint Venture, as soon as practicable after the Election Date, the Relevant Parties must establish a committee (the ***JV Management Committee***) which will:

(a) determine the policies, nature and content of programs and budgets for the Joint Venture Operations to be prepared by the JV Manager;

(b) review the conduct of the relevant Joint Venture Operations by the JV Manager;

(c) give general directions as to the manner in which the JV Manager must carry out Joint Venture Operations; and

(d) have any other functions as are provided in this Agreement.

16.2 Board supervision

The Relevant Parties acknowledge and agree that the JV Management Committee:

(a) is subject to the supervision of the board of directors of the relevant SPV; and

(b) must report to the board of directors of the relevant SPV,

in accordance with this Agreement and the relevant Shareholders' Agreement.

16.3 Powers and authorities of JV Management Committee

Without limiting the generality of clause 16.1, and subject to clause 16.2, the JV Management Committee has the following powers and authorities, except to the extent otherwise provided in this Agreement and the relevant Shareholders' Agreement:

(a) to receive and discuss reports of the JV Manager;

(b) to consider and approve (subject to modification or otherwise) or reject annual, supplementary and revised programs and budgets submitted to the Relevant Parties in accordance with any provision of this Agreement;

(c) to review and modify an approved program and budget during its currency;

(d) to give directions and instructions to the JV Manager relating to the carrying out of any program and the holding of or dealing with Joint Venture Property; and

(e) to act on all other matters requiring approval of the JV Management Committee by the terms of this Agreement and any applicable management agreement.

16.4 Meetings of JV Management Committee

The JV Management Committee must meet at least every 3 months, unless otherwise agreed by the JV Management Committee.

16.5 Representatives

(a) The JV Management Committee will consist of two representatives appointed by each Relevant Party. Representatives will have full power to represent and bind their appointers in all matters decided by the JV Management Committee within the scope of its functions.

(b) A Relevant Party may change its duly appointed representative at any time by giving written notice to the other Relevant Party.

(c) Each representative has the right to appoint, by notice in writing to the JV Manager and the other Relevant Party, an alternate who will be entitled to attend meetings of the JV Management Committee and represent them in their absence.

16.6 JV Manager to be separately represented

Except where the JV Manager is also a Relevant Party, the JV Manager is entitled to be represented at each meeting of the JV Management Committee by not more than 1 person (unless the JV Management Committee otherwise determines) but in such circumstance the JV Manager's representative does not have any voting rights.

16.7 Defaulting Party's Representatives

A Relevant Party which is a Defaulting Party is entitled nonetheless to appoint and maintain in office a Representative and, subject to clause 21.2, that Representative is entitled to attend meetings of the JV Management Committee.

16.8 Advisers

Each Relevant Party may have advisers (not exceeding 3) who may be present but not participate at a meeting of the JV Management Committee.

16.9 Right to call meetings of JV Management Committee

(a) The JV Manager or any Relevant Party (which is not a Defaulting Party) may call a meeting of the JV Management Committee by giving at least 21 days notice to each Relevant Party and the JV Manager.

(b) The period of notice required under clause 16.9 (a) may be reduced by agreement of a Representative of each Relevant Party entitled to vote at the meeting of the JV Management Committee to which the notice relates.

16.10 Agendas for JV Management Committee meetings

Notices convening meetings of the JV Management Committee must specify the business to be considered at the meetings and, unless agreed by a Representative appointed by each Relevant Party entitled to vote at that meeting, no other business may be transacted.

16.11 Quorum

(a) The quorum for any meeting of the JV Management Committee will be 1 Representative appointed by each Relevant Party which at the time of the commencement of the relevant meeting is not a Defaulting Party.

(b) If a quorum is not present within 45 minutes after the time appointed for the commencement of a meeting of the JV Management Committee, that meeting must be adjourned to the same time and day of the next week at the same place, unless otherwise agreed in writing by the Relevant Parties (or each Representative of each Relevant Party entitled to attend and vote at that meeting).

(c) If a quorum is not present within 45 minutes after the time appointed for the commencement of a meeting adjourned under clause 16.11 (b), those Representatives present who are appointed by a Relevant Party entitled to attend and vote at that meeting constitute a quorum.

16.12 Place of meetings and Use of Technology

Meetings of the JV Management Committee may be held at Kedahda 's principal place of business in the Republic of Colombia, or as otherwise agreed between the Relevant Parties. The Representatives must meet either in person or by telephone or by other means of electronic communication by which all persons participating in the meeting are able to hear the entire meeting and to be heard by all other persons attending the meeting, in each case as the JV Management Committee determines. A meeting conducted by telephone or other means of electronic communication will be taken to be held at the place determined by the JV Management Committee, provided that at least one Representative present at the meeting and entitled to vote at the meeting is at that place for the duration of the meeting.

16.13 Circulating resolutions

A resolution in writing signed by a Representative appointed by each Relevant Party which is entitled to vote will be as valid as if it had been passed at a duly convened meeting of the JV Management Committee. Such a resolution may consist of one or several documents executed as counterparts.

16.14 Voting on JV Management Committee

Subject to clauses 16.17, 16.18 and 16.22, each Relevant Party (other than a Relevant Party which is a Defaulting Party) is entitled at meetings of the JV Management Committee to that number of votes which is equal to the number of percentage points comprised at the commencement of the meeting in its Participating Share.

16.15 Decisions by simple majority vote

Except as otherwise expressly provided in this Agreement, all matters at meetings of the JV Management Committee must be decided by a majority of the votes cast.

16.16 Decisions by one Relevant Party

(a) Subject to clause 16.17, for any Project in respect of which AngloGold makes the Free Carry Election, during the Free Carry Period, all decisions of the JV Management Committee will be made solely by AngloGold or Kedahda.

(b) Subject to clause 16.17, for any Project in respect of which AngloGold makes the Non-Contribution Election, all decisions of the JV Management Committee made while AngloGold is not contributing to Project Expenditure or to the relevant SPV for the purposes of Project Expenditure (as applicable) will be made solely by AARI.

16.17 Decisions requiring special majority

Resolutions of the JV Management Committee in relation to the following matters require the unanimous approval of Representatives of the Relevant Parties:

(a) **(government, community, miners' association or cooperative participation)** government, community, miners' association or cooperative participation in Joint Venture Operations and, if applicable, the terms of that participation;

(b) **(surrender or transfer of a Property)** the abandonment, transfer or surrender of the Property (in whole or in part), except where such abandonment or surrender is to comply with compulsory relinquishment terms of any Property, or the application for any new Property;

(c) **(cessation of operations)** the permanent or indefinite cessation of Joint Venture Operations;

(d) **(expenditure overruns)** the approval or ratification of expenditure overruns in excess of those referred to in clause 19.7;

(e) **(capital expenditure)** the incurring of any single item of capital expenditure of an amount in excess of the lesser of US$ 5 million or 5% of an approved JV Program and Budget which is not provided for in an approved JV Program and Budget; and

(f) **(other matters)** matters stated elsewhere in this Agreement to require the unanimous approval of the Relevant Parties.

16.18 Relevant Parties may only instruct JV Manager through the JV Management Committee

Subject to clause 16.2, no Relevant Party, and no Representative of a Relevant Party, has any power to give directions or instructions to the JV Manager except through participation in a decision of the JV Management Committee.

16.19 Chairman and secretary of JV Management Committee

The JV Management Committee must appoint a Chairman (from among the Representatives) and a Secretary (who need not be a Representative).

16.20 Minutes

(a) The JV Manager must ensure that the Secretary keeps minutes of each meeting of the JV Management Committee and a copy of the minutes must be given to each Relevant Party,

the JV Manager and (upon their respective incorporation) the relevant Colombian Subsidiary and each SPV, as soon as practicable after the conclusion of each meeting.

(b) The minutes of a meeting must be submitted for approval at the next meeting of the JV Management Committee and, if approved by the Representatives of the Relevant Parties who were entitled to vote at the meeting to which the minutes relate, must be signed by the Chairman of that meeting and when so signed will be prima facie evidence of the proceedings and decisions of the meeting to which they relate.

(c) All costs incurred in taking, keeping and circulating minutes will be Project Expenditure.

16.21 Costs of attendance at JV Management Committee meetings

Costs and expenses incurred by a Relevant Party relating to the attendance of its Representatives and advisers at meetings of the JV Management Committee must be borne by it and shall not be Project Expenditure. Where the JV Manager is not also a Relevant Party and it is separately represented at a meeting of the JV Management Committee, the costs and expenses incurred in connection with the attendance of its representatives (and any other staff of the JV Manager required to attend that meeting) are Project Expenditure.

16.22 Committee Voting post-disposal to Related Body Corporate.

If a Relevant Party disposes of any part of its Interest in a Property, a Joint Venture or an SPV to a Related Body Corporate as permitted under this Agreement, for purposes of determining the aggregate Interest held by such Party, its entitlement to Representatives and to vote on any committee (Exploration Committee or JV Management Committee), such Relevant Party and all its Related Bodies Corporate shall be treated as one Relevant Party and only be entitled to vote as one Relevant Party.

17. Maintenance of the Property

17.1 JV Manager to maintain from the Election Date

(a) In respect of a Joint Venture, as from the Election Date, the JV Manager for that Joint Venture must, subject to the due provisions of funds to it:

(i) maintain, and procure that the Colombian Subsidiary maintains, the Property in good standing and effect and free from liability to forfeiture; and

(ii) pay all rents, taxes, rates and other outgoings associated with the maintenance of the Property (with such payments to be Project Expenditure).

(b) Each Relevant Party and the JV Manager undertakes that it will not do or attempt or purport to do, or commit, cause or suffer to be done anything which may prejudice the validity, subsistence or good standing of the Property.

17.2 Renewal of Property

The JV Manager must use its best endeavours to ensure that the Property is renewed or replaced on its expiry by other rights and benefits in the name of the Colombian Subsidiary that are no less extensive than the rights and benefits available under the expired Property.

17.3 Relevant Parties will not act prejudicially

In respect of a Joint Venture, each Relevant Party and the JV Manager undertakes that, without limiting any rights expressly available to it under this Agreement, it will not do or attempt or purport to do or commit, cause or suffer to be done anything which may prejudice the validity, subsistence or good standing of the Property.

18. Annual JV Programs and Budgets

18.1 JV Programs and Budgets

In respect of a Joint Venture, the JV Manager for that Joint Venture must:

(a) within 21 days after the Election Date, in respect of the remainder of the then current calendar year;

(b) at least 90 days before the commencement of each calendar year after the first; and

(c) at any other times and in respect of those other periods as the JV Management Committee may direct,

prepare and submit to the members of the JV Management Committee a program for the proposed prospecting, exploration and appraisal operations to be carried out in the Property Area during the relevant period, together with a budget showing in detail the estimated expenditure in respect of that program.

18.2 Supplementary JV Programs and Budgets

The JV Manager may prepare and submit to the JV Management Committee, from time to time (but in any event at least 60 days before the proposed commencement date) for approval by the JV Management Committee (and must do so if the JV Management Committee so directs) a supplementary or revised JV Program and Budget.

18.3 JV Management Committee to consider programs and budgets

The JV Management Committee must consider and vote on each proposed JV Program and Budget and each supplementary or revised JV Program and Budget submitted under clause 18.2 at least 30 days before its proposed commencement date. The JV Management Committee may approve, with or without amendment, or reject any proposed JV Program and Budget.

19. Contributions

19.1 Called Sums

In respect of a Joint Venture, from the Election Date, the JV Manager may by notice request the Relevant Parties or the relevant SPV, to contribute funds in accordance with clause 19.2 to meet Project Expenditure then accrued or which the JV Manager estimates in the notice will accrue or become payable during the period to which the request relates (each a ***Called Sum***).

19.2 Contributions by Parties

Subject to clause 19.3 and 20.1, from the Election Date, the Relevant Parties must contribute funds to the SPV (to allow the SPV to contribute) or directly, as requested by the Manager, to meet Project Expenditure as set out in each Called Sum in proportion to their respective Participating Shares.

19.3 Free Carry Period

If, for any Joint Venture, AngloGold makes the Free Carry Election, the following provisions will apply.

(a) During the Free Carry Period, AngloGold must either:

(i) solely fund the SPV (upon its incorporation) to allow the SPV to meet all Called Sums; or,

(ii) directly fund all Project Expenditure.

AARI will not be obliged to contribute to Project Expenditure unless and until the end of the Free Carry Period.

(b) At the end of the Free Carry Period:

(i) the Interests of the Relevant Parties will be:

AngloGold:	65%; and
AARI:	35%.

(ii) AARI will be required to either contribute to the SPV or directly under clause 19.2 to fund its share of Called Sums for Project Expenditures to be incurred thereafter or elect not to contribute pursuant to clause 20;

(iii) AngloGold will prepare, execute and submit to AARI the appropriate forms of transfer to transfer the additional 14% Interest to AngloGold;

(iv) AARI must execute the transfer forms submitted to it pursuant to paragraph (iii) of this clause 19.3(b); and

(v) AARI agrees that it must immediately do everything necessary or appropriate to ensure that all transfers under this clause 19.3 are promptly and fully effectuated. Any stamp duty payable on such transfers must be borne and paid by AngloGold.

(c) Pending transfers under clause 19.3(b) becoming effective, the additional 14% Interest will be held by AARI on trust for, and for the sole benefit of, AngloGold.

19.4 Periods covered by Called Sums

Requests for contributions under clause 19.1 must not be made for periods greater than 6 months or less than 3 months and must be delivered to the Relevant Parties or SPV (upon its incorporation) at least 30 days and not more than 60 days before the commencement of the period to which they relate.

19.5 When Called Sums are due

(a) Unless otherwise agreed in writing by the Relevant Parties, either generally or in relation to a particular Called Sum, a Called Sum will be due and payable to the JV Manager by the

30th day after the date on which the request under clause 19.1 is delivered or by any later date as the JV Manager may specify in that request.

(b) The amount of any Called Sum which is not paid when due under clause 19.5(a) will bear interest during the period that it remains due and unpaid by or on behalf of the Party which failed to pay that amount at the rate equal to two percentage points above the Prime Rate. Interest paid under this clause 19.5 (b) will not be considered as having been made towards meeting a Relevant Party's obligations regarding Project Expenditure. Any interest must be paid to the JV Manager, who will repay that interest to the Party who paid the Called Sum.

19.6 Accidents and emergencies

In the case of accident or other emergency relating to Joint Venture Operations or Joint Venture Property (including an act of terrorism or unforeseen action of any Governmental Authority that might jeopardise the good standing of the Property) the JV Manager has the right to take any action as in its judgment is necessary for the protection of life or property (including maintenance of the Property in good standing) and to incur all reasonable costs in doing so. The JV Manager must promptly notify the Relevant Parties and the SPV (upon its incorporation) as and when those costs are incurred. The costs constitute Project Expenditure and must be reimbursed by the SPV (upon its incorporation), or by the Relevant Parties in their Participating Shares and, if not reimbursed within 14 days after notification of their being incurred, will bear interest calculated at the rate equal to two percentage points above the Prime Rate and will be payable to the JV Manager and for the sole benefit of the JV Manager.

19.7 Budget overruns

In addition to Project Expenditure incurred under clause 19.6, the JV Manager may exceed the aggregate amount of Project Expenditure provided for in a JV Program and Budget approved by the JV Management Committee by up to 5% without requiring any further approval from the JV Management Committee. Such excess expenditure will constitute Project Expenditure.

19.8 JV Manager to notify anticipated overruns

The JV Manager must promptly notify the Relevant Parties and the SPV (upon its incorporation) of any actual or reasonably anticipated expenditure in excess of the amount of Project Expenditure provided for in an approved JV Program and Budget.

19.9 Ratification of overruns

Except as provided in clauses 19.6 and 19.7, the JV Manager may not recover from the Relevant Parties any expenditure in excess of that provided for in an approved JV Program and Budget unless that expenditure is approved or ratified by the JV Management Committee.

20. Non-Contribution and Dilution

20.1 Election not to contribute

(a) Any Relevant Party (other than a Defaulting Party) holding a Participating Share of 5% or more may notify each other Relevant Party, the JV Manager, and the SPV (upon its incorporation), within 7 days after the date on which a JV Program and Budget is approved,

that it elects not to contribute funds to meet the Project Expenditure provided for in that JV Program and Budget with effect from the first day of its application.

(b) If AngloGold makes the Non-Contribution Election, it will be assumed to have given the notice required under clause 20.1 (a) and the provisions of this clause 20.1 will apply.

20.2 Recalculation of Participating Shares

Any Relevant Party which gives notice under clause 20.1or fails to contribute to Called Sums as required in accordance with this Agreement (an ***Abating Party***) has no further obligation and no right to contribute directly to Project Expenditure or to the SPV (upon its incorporation) in respect of that JV Program and Budget. From the first day of the application of the relevant JV Program and Budget the Interest of each Relevant Party will be calculated in accordance with the following formula.

$$P = \frac{Q}{R} \times 100$$

where

P is the Participating Share of the Relevant Party in question;

Q is the total of the contributions, including deemed contributions, by that Relevant Party to Project Expenditure or to the SPV from the Effective Date to the date of calculation; and

R is the total of the contributions, or deemed contributions, by all Relevant Parties (including the Relevant Party whose Interest is being diluted) to Project Expenditure or to the SPV from the Effective Date to the date of calculation.

For purposes of calculating the contributions of each Party:

(a) the Party that has a 51% Interest immediately after the Vesting Date and, if applicable, the Election Date, in respect of the relevant Property will be deemed to have contributed the greater of:

(i) the actual amount of Project Expenditures of AARI made to satisfy the Earning Requirement; and

(ii) the Project Expenditures made by AngloGold in respect of that Property;

(b) the Party that has a 49% Interest immediately following the Vesting Date and, if applicable, the Election Date, in respect of the relevant Property, will be deemed to have contributed 49/51 of the contribution of the Party with a 51% Interest.

20.3 JV Manager to notify recalculated Participating Shares

If a notice is given under clause 20.1, then throughout the period to which that JV Program and Budget applies, the JV Manager must calculate the Participating Shares of the Relevant Parties from time to time in accordance with the formula in clause 20.2 and must notify the Relevant Parties of their respective Participating Shares, so calculated:

(a) when the Participating Share of an Abating Party reduces by each multiple of 5 percentage points below its Participating Share immediately before its election under clause 20.1;

(b) when the Participating Share of an Abating Party reduces to 5% or less, in which case, subject to clause 22, the Abating Party is deemed not to have any Interest in the Joint Venture;

(c) immediately before each meeting of the JV Management Committee; and

(d) on request in writing by any Relevant Party.

20.4 Relevant Parties to contribute in proportion to recalculated Participating Share

Following recalculation by the JV Manager of the Participating Share of the Relevant Parties under clause 20.3, each Relevant Party must, subject to this clause 20, contribute funds directly to meet all further Project Expenditure or to the SPV (upon its incorporation) to allow it to meet all further Project Expenditure in proportion to their recalculated Participating Share.

20.5 Transfer of Interest

(a) At any time after receipt of a notice under clause 20.3, any Relevant Party may notify the other Relevant Parties and the JV Manager that it requires the Interests to be transferred as between the Relevant Parties so that the Interests are held in accordance with the Participating Shares of the Relevant Parties as determined under clause 20.3. The Interest must be transferred in accordance with clause 20.5 (b), and for no consideration or compensation other than as set forth under the terms of this Agreement.

(b) On receipt of a notice under clause 20.5 (a):

(i) the Abating Party must prepare, execute and submit to the other Relevant Parties the appropriate forms of transfer;

(ii) the other Relevant Parties must execute the transfer forms submitted to them pursuant to sub paragraph (i) of this clause 20.5(b);

(iii) the Relevant Parties must procure that the SPV promptly registers the forms of transfers; and

(iv) each of the Relevant Parties must immediately do everything necessary or appropriate to ensure that all transfers under this clause 20.5 are promptly and fully effected. Any stamp duty payable with respect to such a transfer must be borne and paid by the Abating Party.

(c) Pending transfers under clause 20.5 (b) becoming effective, the Interest of an Abating Party will be held by that Abating Party on trust for, and for the sole benefit of and at the expense of those other Relevant Parties.

(d) Each of the Relevant Parties irrevocably appoints each of the other Relevant Parties and each of the respective directors, secretaries and managers of each of the other Relevant Parties jointly and each of them severally to be its attorneys and attorney in its name and on its behalf or otherwise to do everything which the appointor ought to do under and for the purposes of clause 20.5(b).

21. Default

21.1 Notice of default

If any Relevant Party defaults in complying with any of its obligations under this Agreement (a ***Defaulting Party***), any other Relevant Party which is not then in default (a ***Non-Defaulting Party***) may serve a written notice of default on the Defaulting Party and the SPV (upon its incorporation) specifying the nature of the default. The notice may be served at any time that the Defaulting Party remains in default. The Defaulting Party may dispute the fact of default pursuant to clause 30, and in that circumstance the notice of default is of no effect until such time as the dispute has been determined pursuant to clause 30. During the period until the determination of the dispute pursuant to clause 30, each Party shall continue to perform all of its obligations under this Agreement.

21.2 Consequences of default

(a) During the period in which a Defaulting Party is in default, that Defaulting Party:

(i) is not entitled to vote on any matter coming before the JV Management Committee and will not be counted for the purposes of determining a quorum at any meeting of the JV Management Committee; and

(ii) is not entitled to receive any information with respect to Joint Venture Operations.

(b) While clause 21.2(a)(i) applies, the Non-Defaulting Parties will be entitled to cast votes at JV Management Committee meetings in the proportions that their respective Participating Shares bear to the aggregate of their Participating Shares.

(c) If a Relevant Party is reinstated by legal action, payment of debt or otherwise, it's right to vote at JV Management Committee meetings will also be reinstated, but votes taken or matters decided during the period in which it was not entitled to vote will be valid.

21.3 Failure to remedy

(a) Within the 30 day period following the date of service of a notice of default, the Defaulting Party must either:

(i) remedy the default; or

(ii) if the default is incapable of being remedied (either within that period or at all), pay to each Non-Defaulting Party monetary compensation or provide to each Non-Defaulting Party indemnification reasonably acceptable to that Non-Defaulting Party in lieu of remedying the default.

(b) If the Defaulting Party does not comply with clause 21.3 (a), any Non-Defaulting Party, without prejudice to its other rights, powers and remedies in respect of the default, may elect by notice to the Defaulting Party to:

(i) in the case of default in payment under clause 19.2, require that the Interest of the Defaulting Party be reduced in accordance with the calculation of Interests provided for in clause 20.2; and

(ii) in the case of any other default, require that the Interest of the Defaulting Party be reduced in accordance with the calculation of Interests provided for in clause 20.2 as if the Defaulting Party had failed to contribute funds to meet Project

Expenditure in the then current JV Program and Budget in an amount equal to the monetary compensation payable under clause 21.3 (a).

21.4 Recalculation of Participating Shares

(a) On the recalculation and reduction of the Interests of a Defaulting Party under clause 21.3(b):

(i) the obligation of the Defaulting Party to make payments under clause 19.2 with respect to the relevant Called Sum will be taken to be discharged and satisfied in full with effect from the date of the notice under clause 21.3(b); and

(ii) the aggregate Participating Shares of those of the Non-Defaulting Parties which are not Abating Parties, or Defaulting Parties will be increased by a percentage equal to the percentage by which the Participating Share of the Defaulting Party has been reduced. That percentage will be allocated among them in the proportions that their respective Participating Shares bear to the aggregate of their Participating Shares at that date or in any other proportions as they may agree.

(b) The JV Manager must calculate the Participating Shares of the Relevant Parties at the intervals specified in clause 20.3, as if the Defaulting Party were an Abating Party. Subject to clause 22, if the Interest of a Defaulting Party is recalculated under this clause and it reduces to 5% or less the Defaulting Party is deemed not to have any Interest in the Joint Venture.

21.5 Resumption of contributions

The Defaulting Party may resume contributions under clause 19.2 for the relevant Program and Budget for the remainder of the period to which it relates in accordance with the reduced Participating Share calculated in accordance with clause 21.3(b)(i). The Defaulting Party must give notice of its election to resume contributions to each other Relevant Party and the JV Manager and on giving notice will be obliged to contribute to all further Project Expenditure in accordance with its reduced Participating Share and this clause 21 applies in relation to that obligation.

21.6 Transfer of Interest

(a) If the Interest of a Relevant Party is reduced or increased under clause 21.4:

(i) the Defaulting Party must prepare, execute and submit to the Non-Defaulting Parties the appropriate forms of transfer and submit them to the Non-Defaulting Parties;

(ii) the Non-Defaulting Parties must execute the transfer forms submitted to them pursuant to clause 21.6 (a);

(iii) the Relevant Parties must procure that the SPV promptly registers the forms of transfer; and

(iv) the Relevant Parties must immediately do everything necessary to transfer title to that fractional part of the Defaulting Party's Interest which is attributable to the reduction in its Participating Share to the Non-Defaulting Party not being another Defaulting Party or if more than one Non-Defaulting Party (other than as stated above), to each of them:

(A) in proportion to their respective Interests; and

(B) free from any Encumbrances and other claims or interests,

so that the Relevant Parties' Interests accord with their respective Participating Shares. Any stamp duty payable on this transfer must be borne and paid by the Defaulting Party.

(b) Until the transfers under clause 21.6 (a) become effective, the Defaulting Party will, to the extent that it is to be transferred under clause 21.6 (a) and to the extent that it is lawful to do so, hold its Interest on trust for, and for the sole benefit of, and at the expense of the Non-Defaulting Parties entitled to the benefit of the transfer in the proportions and to the extent that those Non-Defaulting Parties are to take a transfer of it under clause 21.6(a).

(c) Each of the Relevant Parties irrevocably appoints each of the other Relevant Parties and each of their respective directors, secretaries and managers jointly and severally as its attorney in its name and on its behalf and otherwise do everything which the appointor ought to do under paragraph (a).

22. Royalty

22.1 Royalty

If a Relevant Party's Interest (together with that of any Related Party that holds an Interest) in any Joint Venture is recalculated in accordance with clause 20.2 or clause 21.3, or any Disposal in accordance with clause 23 reduces its Interest to 5% or less, that Relevant Party (the ***Royalty Holder***) will be entitled to receive the Royalty.

22.2 Transfer of Interest

As soon as practicable after the date on which the JV Manager or the Relevant Parties, as the case may be, determine that a Party's Interest is 5% or less (the ***Royalty Notice Date***):

(a) the Relevant Parties and the Royalty Payer shall, for the avoidance of doubt, be bound by the terms of the Royalty Agreement ;

(b) the Royalty Holder must prepare, execute and submit to the other Relevant Parties the appropriate forms of transfer to transfer its Interest to those Relevant Parties in proportion to their Participating Shares;

(c) the Relevant Parties referred to in clause 22.2 (b) must execute the transfers submitted to them pursuant to clause 22.2(b) and procure the relevant SPV to promptly register the forms of transfers;

(d) the Royalty Holder must immediately do everything necessary or appropriate to ensure that all transfers under this clause 22.2 are promptly and fully effected; and

(e) pending transfers under this clause 22.2 becoming effective, the Interest of the Royalty Holder will be held by the Royalty Holder on trust for, and for the sole benefit of, the Relevant Parties referred to in clause 22.2 (b).

23. Assignments and Encumbrances

23.1 Consent to transfer Interest

Except as expressly provided in this Agreement, a Relevant Party may not (nor may it attempt to) Dispose of all or any of its Interest unless it has received the prior written consent of each of the other Relevant Parties (***Remaining Relevant Parties***), such consent not to be unreasonably withheld.

23.2 Related Body Corporate and other exception

AngloGold and/or Kedahda, or any member of the AngloGold Group to which either assigns its Interest or its rights and obligations under this Agreement, may at any time Dispose of the whole or any part of its Interest or its rights and obligations under this Agreement to any member of the AngloGold Group in compliance with the applicable provisions of clause 23.5, but any such transfer shall not relieve AngloGold of any of its obligations hereunder and AngloGold will, in the case of an assignment of obligations, be jointly and severally liable with the relevant assignee in respect of such obligations.If AngloGold from time to time elects pursuant to clause 20.1 not to contribute funds to a JV Program and Budget or fails to contribute to Called Sums, AARI may Dispose of the whole or any part of the Interest which it acquires as a result of AngloGold's Non-Contribution Election or failure to contribute, to Bema, without being subject to the requirements of clause 23.3, provided that the applicable provisions of clause 23.5 (including clause 23.5(c)(i)) must be complied with (including by Bema).

23.3 Pre-emptive rights applicable on transfer of Interest

(a) A Relevant Party may transfer all or any of its Interest if the transfer is conducted in accordance with the provisions of clauses 23.3 (b) to (i) inclusive.

(b) A Transferor may sell all or any of its Interest to a third party (***Disposal Interest***), at the price and on the terms of a bona fide offer (an ***Offeror's Offer***) received from any person of good repute and sound financial standing (the ***Offeror***), whether or not a Party to this Agreement; if:

  (i) the Offeror's Offer is in writing and is for a bona fide cash consideration or for some other consideration readily convertible to cash, in dollars, and not for any other consideration; and

  (ii) no other Party accepts the offer to sell the Disposal Interest in accordance with this clause 23.3.

(c) Where a Transferor receives an Offeror's Offer which complies with clause 23.3 (b) and which it wishes to accept, it must give notice to each other Party specifying the name and address of the Offeror and attaching a copy of the Offeror's Offer and, if the consideration is not cash consideration, the reasonable cash equivalent.

(d) The giving of notice under clause 23.3(c) constitutes an offer by the Transferor (the ***Transferor's Offer***) to sell the Disposal Interest to each of the other Parties at the price and on the terms of the Offeror's Offer. The offer must remain open for acceptance by the Remaining Relevant Parties for 30 days after the date of service of the Transferor's Offer on

the Remaining Relevant Parties or in the event of a dispute under clause 23.4, within 14 days after the date of determination by the expert under that clause (***Offer Period***).

(e) Unless otherwise agreed by the Remaining Relevant Parties, the Disposal Interest will be deemed to be offered in, as near as practicable, the proportions in which those Remaining Relevant Parties hold their Interests. If more than one accepts they each shall purchase (severally and not jointly) the whole of the Disposal Interest in the proportions that their respective Participating Shares bear to the aggregate of their Participating Shares (or in any other proportions as those parties agree and notify to the Transferor).

(f) At any time during the Offer Period, any of the Remaining Relevant Parties may by notice in writing to the Transferor (with a copy to be provided to the other Relevant Parties) accept all of the Interest offered to them in a Transferor's Offer.

(g) Acceptances of offers made pursuant to clause 23.3 (d) must be unconditional other than any necessary regulatory consents and approvals.

(h) If acceptances are not received in respect of all of the Interest the subject of the Disposal Interest following compliance with clauses 23.3 (b) to (g) (inclusive), the Transferor may, subject to clause 23.3(i), at any time within 60 days after the expiry of the Offer Period, transfer all but not less then all of the Interest which is the subject of the Disposal Interest to the Offeror. If the transfer of all of the Disposal Interest does not occur within that period, the Transferor may not transfer the Interest which is the subject of the Disposal Interest without first complying with the requirements of clauses 23.3 (b) to (g) (inclusive).

(i) The Transferor may only transfer the Interest which is the subject of a Disposal Interest to a third party under clause 23.3 (h) if the requirements of clause 23.5 are satisfied.

23.4 Disputing non-cash consideration

Each Remaining Relevant Party to whom an offer is made under clause 23.3 may by notice to the Transferor and each other of those Remaining Relevant Parties prior to the expiration of the 14 day period following the receipt of the notice referred to in clause 23.3(c) dispute the correctness of any cash equivalent consideration contained in the notice. In the event of a dispute, the matter must be referred for determination to an expert who in making a determination will act as an expert and not an arbitrator and whose determination will be final and binding on the Parties. The expert must be selected by agreement between the Transferor and the Remaining Relevant Party giving notice of dispute or, failing agreement between them within 7 days after those Parties commence to discuss the selection of that expert, by the President for the time being of the Australian Society of Certified Practising Accountants on the request of either of them. The Transferor must pay one half of the cost of obtaining the determination, and the Party giving notice of dispute must pay the other half of that cost.

23.5 Further Restrictions on Disposal of Interest

Unless the Relevant Parties otherwise agree in writing, a Relevant Party may not (nor may it attempt to) Dispose of all or any of its Interest except:

(a) by a transfer of the entire legal and beneficial interest in that Interest in accordance with this clause 23;

(b) to a transferee permitted by this clause 23; and

(c) on condition that prior to registration of the transfer:

(i) the transferee binds itself, in a form acceptable to the Remaining Relevant Parties, to observe and perform the obligations of the Transferor in respect of the relevant Joint Venture under this Agreement and, if applicable, the Shareholders' Agreement;

(ii) the transferee pays any stamp or transfer duty and pays to each other Relevant Party and the SPV all amounts which the Transferor is obliged to pay to each other Relevant Party or the SPV (as the case may be) under the terms of this Agreement (unless those amounts previously have been paid by or on behalf of the Transferor) or, if the Transferor is not transferring all of its Interest, then that proportion of the total of those amounts as is the same proportion as the Interest being transferred bears to the total Interest held by the Transferor immediately before registration of the transfer;

(iii) the transferee obtains all necessary regulatory consents and approvals either unconditionally or subject only to conditions which do not adversely affect:

(A) the Joint Venture, the SPV (upon its incorporation) or their respective activities; or

(B) the Interest in the Joint Venture of any other Relevant Party (and in particular which do not require any other Relevant Party to divest the whole or any part of its Interest or to restructure its own Interest in the Joint Venture).

23.6 Non-complying Disposal ineffective

Any purported Disposal made in breach of any of this clause 23 is of no effect.

23.7 Completion of purchase

The completion of any purchase under this clause 23 must take place at a time during normal business hours on a date not later than 14 days after all necessary regulatory consents and approvals have been obtained as provided in clause 23.8. Completion of the purchase must take place at a place selected by the purchasing party.

23.8 Condition precedent

It is a condition precedent to the completion of a purchase under this clause 23 that the Relevant Party making the purchase obtains all necessary regulatory consents and approvals and pays the purchase price to the persons entitled to the same under this Agreement.

24. Access

24.1 Relevant Parties to have access

In addition to any other rights of access conferred on it by this Agreement, each Relevant Party is entitled at all times, on giving reasonable notice to the JV Manager, to access by its employees and agents (at its and their sole cost and risk) to:

(a) the Property Area for the purpose of inspecting Joint Venture Operations;

(b) the results of Joint Venture Operations or the operations of any AMI;

(c) all Confidential Information within the possession or under the control of the JV Manager and to copy any such Confidential Information.

24.2 No interruption to Joint Venture

The rights conferred by clause 24.1 may not be exercised in a manner so as to unreasonably interfere with, or otherwise to impede or hinder, Joint Venture Operations.

25. Area of Mutual Interest

25.1 AngloGold's rights in Area of Mutual Interest

(a) Despite any other provision of this Agreement, AngloGold or any member of the AngloGold Group may pursue any mining or exploration project in the Area of Mutual Interest and may enter into an agreement, arrangement or understanding with any third person who holds or controls a tenement in the Area of Mutual Interest for the purpose of earning or acquiring an interest in such tenement. Subject to the terms of such agreement, arrangement or understanding, if AngloGold or any member of the AngloGold Group elects to discontinue its activities in respect of any such project, it must first offer its interest or rights to acquire such interest in any such mining or exploration project to AARI.

(b) An offer made pursuant to clause 25.1(a) must be made by written notice (a ***Transfer Notice***) and must contain the terms upon which AngloGold's interest in the project is offered for sale.

(c) A Transfer Notice constitutes an unconditional offer to sell the relevant interest upon the terms set out in the Transfer Notice which must remain open for acceptance by AARI for 30 days after the date of service of the Transfer Notice on AARI.

(d) At any time during the period specified in clause 25.1(c), AARI may by notice in writing to AngloGold or the relevant member of the AngloGold Group accept the interest offered to it in a Transfer Notice. Acceptance of an offer must be unconditional other than any necessary regulatory consents and approvals.

(e) If AARI does not accept the interest offered to it, for the avoidance of doubt, the Parties acknowledge and agree that AngloGold or the relevant member of the AngloGold Group shall be free to dispose of or deal with that interest in any manner it sees fit on the same terms and conditions as offered to AARI, and that interest shall no longer be subject to the provisions of this clause 25.

25.2 AngloGold AMI Project

(a) During the AMI Period, AngloGold must promptly offer to AARI an option to acquire a 51% interest in any AngloGold AMI Project.

(b) An offer made pursuant to clause 25.2(a) must be made by written notice, must include sufficient information to enable an assessment of the relevant AngloGold AMI Project to

be made by AARI, and must remain open for acceptance by AARI for 60 days after the date of service of that notice on AARI.

(c) At any time during the period specified in clause 25.2(b), AARI may by notice in writing to AngloGold accept an offer made under clause 25.2 (a) and that AngloGold AMI Project will then be subject to this Agreement as if that AngloGold AMI Project were a Project and any associated tenements were a Property for the purposes of this Agreement, except that the Earning Requirement for the purposes of clause 7.1 will consist of AARI making expenditures related to the exploration, maintenance or development of the relevant AngloGold AMI Project of equal to the greater of:

(i) US$1,000,000; or

(ii) the amount expended by the AngloGold Group on the AngloGold AMI Project up until the date of offer,

within 2 years of the date of offer.

25.3 AARI's obligations in Area of Mutual Interest

(a) AARI must promptly notify Kedahda of all AARI AMI Opportunities together with sufficient information to enable an assessment of the relevant AARI AMI Opportunity to be made by AngloGold.

(b) On receipt of a notification pursuant to clause 25.3 (a), Kedahda may, in its sole discretion, elect within 60 days to either:

(i) enter into a joint venture arrangement with AARI under which the Relevant Parties will have the following interests in the relevant AARI AMI Opportunity:

AngloGold	75%; and
AARI	25%;

on terms to be agreed between the Relevant Parties; or

(ii) decline to participate, in which case, AARI may pursue such AARI AMI Opportunity with Bema.

25.4 Joint obligations

Subject to clause 25.1, the Relevant Parties must not enter into any agreement, arrangement or understanding with any third person in respect of mining or exploration projects in the Area of Mutual Interest so long as the Relevant Parties are actively participating in a joint venture to develop any Property or Project as contemplated by this Agreement. Further, and for so long as the Relevant Parties are actively participating in a joint venture to develop any Property or Project as contemplated by this Agreement, AngloGold will not enter into an agreement with a third party with respect to the acquisition by such third party of interests within the Area of Mutual Interest which provides similar or comparable rights to earn such interests as those provided to AARI by this Agreement.

25.5 Contiguous Areas

Subject to clause 25.1, the Relevant Parties must not enter into any agreement, arrangement or understanding to acquire mining or exploration projects within the area that is 2 km from the

boundary of each Property Area where mineralisation from the relevant Property continues into that adjacent area (***Contiguous Area***), provided that this exclusion does not apply to AngloGold in the event that it specifies in writing that it has an intention to explore or is undertaking an active program in that Contiguous Area at the time that the relevant Property is selected for inclusion into the JV.

Part C - General

26. Assignment

26.1 AARI and Bema

Subject to this Agreement, neither AARI nor Bema may assign or transfer any of its rights or obligations under this Agreement, without the prior written consent of AngloGold.

26.2 AngloGold

AngloGold and/or Kedahda may assign or transfer any of its rights or obligations under this Agreement to any member of the AngloGold Group in accordance with clause 23.

27. Warranties

27.1 Warranties of each Party

Each Party represents and warrants to the other Party that:

(a) it has full right, power and authority to enter into this Agreement and, where applicable, to engage in the conduct of a Project; and

(b) it has obtained all consents and approvals necessary for it to enter validly into this Agreement.

27.2 AngloGold Warranties

Except as disclosed and consented to by AARI and Bema, each of AngloGold and Kedahda separately warrant, to the extent that the warranty relates to it, that each of the following statements is true and correct as at the date of this Agreement and will be true and correct on the Commencement Date and each Election Date.

(a) **(ownership)** Subject only to this Agreement, each Property (excluding those that are only at the application stage) is held by Kedahda as sole legal and beneficial owner free from Encumbrances except those disclosed on the instruments of title for each Property at the date of this Agreement or arising by operation of law and except for certain of the Properties which are the subject of third party purchase agreements or which have areas which are owned by third parties as disclosed in Schedule 1.

(b) **(good standing)** Each Property (excluding those that are only at the application stage) is in good standing, is not liable to forfeiture and neither Kedahda nor AngloGold is aware of any matter which is likely to prejudice the renewal of each Property.

(c) **(third party arrangements)** Kedahda and AngloGold have all necessary rights and authority to perform its obligations hereunder and have not entered into, or agreed to enter into, any agreement, arrangement or understanding with any third party relating to any Property or the Property Area which may preclude AARI from earning its interest in a Joint Venture or may otherwise prejudice AARI's rights under this Agreement and the transfer of an Interest as contemplated by this Agreement will not be or result in any breach or default under any agreement with any third party.

27.3 Exclusion of Warranties

Other than as set out in clauses 27.1 and 27.2, all warranties which could otherwise be implied in this Agreement are excluded to the maximum extent permitted by law and neither AngloGold, Kedahda nor any person acting on its behalf has made any representation or given any warranty to AARI or Bema in relation to the Properties or a Project.

27.4 Reliance on Own Judgment

Without prejudice to its reliance on the warranties in clauses 27.1 and 27.2, each of AARI and Bema acknowledge that:

(a) it is entering into this Agreement in reliance on its own judgment and evaluation of the information and data concerning the Properties supplied to it by Kedahda. AARI is not relying on any conduct of, or statements or representations made to it by or on behalf of Kedahda ;

(b) it has had the opportunity to examine all the information and data concerning the Properties supplied to it by Kedahda , to make enquiries of Kedahda and to seek such independent advice as it considered necessary; and

(c) it has knowledge and experience in business and financial matters, mineral exploration and production and it is capable of evaluating the merits and risks associated with acquiring an interest in the Properties.

28. Confidentiality

28.1 Confidential Information not to be Disclosed

Subject to clause 28.2, each Party (including the Exploration Manager and any JV Manager) (a ***Disclosing Party***) shall not disclose to any person the existence and terms of this Agreement or any unpublished information (including any Mining Information, trade secrets and know-how of a Party) or documents received by a Party in connection with this Agreement, a Project or a Joint Venture (the ***Confidential Information***), or allow or make it possible for any person to observe such Confidential Information, except as permitted by this clause 28.

28.2 Permitted Disclosure

A Disclosing Party may disclose Confidential Information:

(a) **(AARI listing)** subject to clause 28.3(b), to the extent required in any prospectus, registration statement or other public offer document for the purposes of undertaking an initial public offering of shares of AARI and listing AARI on a Prescribed Stock Exchange, and for any subsequent public offerings of shares of AARI.

(b) **(related entity)** to any Related Body Corporate of the Disclosing Party, provided that the Disclosing Party uses its best endeavours to ensure that all matters so disclosed are kept confidential;

(c) **(employees, etc)** to employees, officers and agents of the Disclosing Party whose duties in relation to the Disclosing Party or under this Agreement necessarily require the disclosure, provided that the Disclosing Party uses its best endeavours to ensure that all matters so disclosed are kept confidential;

(d) **(professional advisers)** subject to clause 28.3(a), to professional advisers (including legal advisers) and consultants of the Disclosing Party;

(e) **(lenders)** subject to clause 28.3(a), to a bank or other financial institution (and its professional advisers) in connection with any loan or other financial accommodation sought by the Disclosing Party or any Related Body Corporate of that Party;

(f) **(assignees)** subject to clause 28.3(a), to genuine potential purchasers or assignees of all or any part of a Party's interest under this Agreement;

(g) **(protecting Properties and Project)** subject to clause 28.3(c), to any Governmental Authority in connection with applications for government consents or approvals which are necessary to protect any Party's interests in the Properties, for the conduct of a Project or otherwise in relation to this Agreement;

(h) **(compulsory disclosure)** subject to clause 28.3(b), if and to the extent required under any applicable legislation or other legal requirement or under the rules or regulations of any recognised stock exchange which are necessarily applicable to the Disclosing Party or its Related Body Corporate as a result of its voluntary acts in the ordinary course of business (and not, for example, as a result of a public offering of debt or securities or a proposed acquisition of securities not contemplated by clause 28.2(a)); or

(i) **(consent)** with the prior consent of each other Party.

28.3 Conditions to Disclosure

Any disclosure under:

(a) clauses 28.2(d), (e) or (f) (other than a disclosure in good faith to the legal advisers of the Disclosing Party) may only be made subject to the person to whom disclosure is to be made agreeing, in a form reasonably acceptable to each Party, to keep such Confidential Information confidential; and

(b) clauses 28.2(a),(g) or (h) may only be made after the Disclosing Party has consulted with each other Party about the proposed disclosure. The Disclosing Party must agree to any reasonable requests of any other Party as to the form and content of the disclosure.

28.4 Public Statements Concerning a Project or Joint Venture

The Parties must make all reasonable efforts to agree the wording and timing of all public announcements and statements by any of them relating to this Agreement, a Project or Joint Venture before the relevant announcement or statement is made. If agreement cannot be reached by the time any announcement or statement is scheduled to be made, the Party in question may make the relevant announcement or statement, but it may not disclose more than the minimum information it is compelled to disclose by any law or regulatory requirement to which such Party is subject.

28.5 Injunctive Relief

Each of the Parties acknowledges that monetary damages alone would not be adequate compensation to the other Party for breach of this clause 28 and each Party has the right to seek specific performance or injunctive relief as a remedy for any such breach or threatened breach, in addition to any other remedies available at law or in equity under this Agreement or otherwise.

28.6 Confidentiality Obligations to Survive

This clause 28 survives the termination of this Agreement and continues to bind a Party or the Exploration Manager or any JV Manager for a period of 3 years from any termination or the date on which that Party (or the Exploration Manager or any JV Manager) ceases to be a Party (or Exploration Manager or JV Manager, as the case may be).

29. Force Majeure

29.1 Event of Force Majeure

If a Party is prevented in whole or in part from carrying out its obligations under this Agreement (other than an obligation to pay money) as a result of Force Majeure, it must promptly notify the other Party accordingly. The notice must:

(a) specify the obligations it cannot perform;

(b) fully describe the event of Force Majeure;

(c) estimate the time during which the Force Majeure will continue; and

(d) specify the measures proposed to be adopted to remedy or abate the Force Majeure.

Following this notice, and while the Force Majeure continues, the obligations which cannot be performed (other than an obligation to pay money) because of the Force Majeure will be suspended.

29.2 Remedy of Force Majeure

The Party that is prevented from carrying out its obligations under this Agreement as a result of Force Majeure must remedy the Force Majeure to the extent reasonably practicable and resume performance of its obligations as soon as reasonably possible.

29.3 Mitigation

The Party that is prevented from carrying out its obligations under this Agreement as a result of Force Majeure must take all action reasonably practicable to mitigate any loss suffered by a Party or a third party as a result of its failure to carry out its obligations under this Agreement.

29.4 No Requirement to Settle Labour Dispute

A Party is not required, under clauses 29.2 or 29.3, to settle any labour dispute against its will.

30. Dispute Resolution

30.1 Negotiation

If there is a dispute between the Parties in connection with this Agreement, then within 5 days of a Party notifying the other Party of a dispute, a senior representative from each Party must meet and use all reasonable endeavours acting in good faith to resolve the dispute.

30.2 Arbitration

(a) If the dispute referred to in clause 30.1 is not resolved within 10 days of notification under clause 30.1, any Party may by written notice to the other Parties refer the dispute to arbitration administered by the Australian Centre for International Commercial Arbitration (***ACICA***). The arbitrator will be agreed between the Parties from a panel suggested by the President of ACICA or, failing agreement, an arbitrator will be appointed by the President of ACICA. The arbitration must be conducted and held in accordance with the Rules of ACICA (but subject to the other provisions of this clause 30.2).

(b) The arbitrator must not be the same person as the mediator. Any mediation or arbitration meetings and proceedings must be held in a location to be agreed between the Relevant Parties.

(c) Any decision by the arbitrator will, in the absence of manifest error, be final and binding on the Parties and not subject to review.

(d) The costs of the arbitrator will be borne in the manner determined by the arbitrator.

31. Notices

Any notice, demand, consent or other communication (a ***Notice***) given or made under this Agreement:

(a) must be in writing and signed by the sender or a person duly authorised by the sender;

(b) must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

(i) to AngloGold and Kedahda: AngloGold Ashanti Limited
11 Diagonal St,
Johannesburg

Attention: Company Secretary and Paul Dennison
Fax No: +27-11-637-6323
;
and

Sociedad Kedahda SA
Calle 114 No. 9-01.
Oficina 1206.

Teleport Torre A. Bogota, Colombia

Attention: Chris Lodder
Fax No: 57 1 629 2264

(ii) to AARI: Bema Gold Corporation
Suite 3100, 595 Burrard Street
Vancouver, British Columbia V7X 1J1

Attention: Roger Richer

Fax No: (604) 861-4592 and;

(iii) to Bema: Bema Gold Corporation
Suite 3100, 595 Burrard Street
Vancouver, British Columbia V7X 1J1

Attention: Roger Richer

Fax No: (604) 861-4592.

(c) will be deemed to be duly given or made when delivered, received or left at the above fax number or address. If delivery or receipt occurs on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00pm (local time) at that place, it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

32. Ancillary Provisions

32.1 Entire Agreement

This Agreement contains the entire agreement between the Parties with respect to its subject matter. It sets out the only conduct relied on by the Parties and supersedes all earlier conduct and prior agreements and understandings between the Parties in connection with its subject matter (including the Heads of Terms for the 'Northern Colombia JV' executed by Bema and AngloGold on 16 March 2006).

32.2 Amendment

This Agreement may be amended only by another agreement executed by all the Parties.

32.3 No Waiver

A failure to exercise or a delay in exercising any right, power or remedy under this Agreement does not operate as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the Party granting that waiver unless made in writing.

32.4 Further Assurances

Each Party must do anything necessary or desirable (including executing agreements and documents) to give full effect to this Agreement and the transactions contemplated by it.

32.5 No Merger

The rights and obligations of the Parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

32.6 Costs and duties

(a) Each Party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

(b) Any duties or fees payable in respect of this Agreement, or the transactions contemplated by this Agreement, shall be borne by AARI.

32.7 Governing Law and Jurisdiction

This Agreement is governed by the laws of the Commonwealth of Australia. Each Party submits to the jurisdiction of courts exercising jurisdiction there, and waives any right to claim that those courts are an inconvenient forum.

32.8 Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

32.9 Severability

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then:

(a) such provision shall be fully severable;

(b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision formed no part of this Agreement; and

(c) the remainder of this Agreement shall remain in full force and effect and shall not be affected by such provision or by its severance from this Agreement.

In lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement from which such provision was severed a provision as similar in terms and economic effect to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

32.10 Remedies

The remedies provided in this Agreement are cumulative and shall be in addition to any other remedies available at law, equity or statute or regulation.

32.11 Application of Part C

Part C of this Agreement applies on and from the date of this Agreement and, for the avoidance of doubt, applies to the parties in relation to a Property whether or not a Vesting Date has occurred with respect to that Property.

Schedule 1

Properties

Property Effective Date Encumbrances

Intention to Explore or Active Program in Contiguous Area

Property	Contracts and Applications	Effective Date	Encumbrances US$	Coordinates of Surrounding Area of Interest		
				POINT	EST	NORTH
La Mina	5263 (CONTRACTED OPTION) STATUS: EXPLORATION	March 6, 2006	Option to purchase 100% for total $1.350.000 in payments over 3.1 years from Mr. Alberto Montoya. Contract is transferable	1	412982	658463
				2	421935	658462
				3	421957	650846
				4	412980	650864
				1	519004	731886
				2	527448	731893
				3	527457	723045
				4	519011	723040
Quebradona	5881 (APPLICATION FREE AREA AGA) STATUS: AWAITING CONTRACT	March 6, 2006	None	POINT	EST	NORTH
				1	412897	640615
				2	421781	640615
				3	421781	630354
				4	412897	630354
San Martin de Loba	0429 (APPLICATION FREE AREA AGA) STATUS: AWAITING CONTRACT	March 6, 2006	None	POINT	EST	NORTH
	0187 (APPLICATION FREE AREA AGA) STATUS: AWAITING CONTRACT		None	1	599408	997941
	0188 (APPLICATION FREE AREA AGA) STATUS: AWAITING CONTRACT		None	2	608794	997941
	18725 (CONTRACTED OPTION) STATUS: EXPLOITATION		Option to purchase 100% for total $3.125.000 in payments over 3 years from Cooperativa Minera de San Martin. Contract is transferable	3	608794	992790
				4	609182	992790
				5	609182	983053
				6	599408	983053

				POINT	EST	NORTH
San Carlos	0008 (AGA CONTRACT) STATUS: EXPLORATION	March 6, 2006	None	1	594514	952559
	0011 (AGA CONTRACT) STATUS: EXPLORATION		None	2	603512	952559
	14305 (CONTRACTED OPTION) STATUS: EXPLORATION		Options to purchase 100% for total $2.522.000 in payments and $ 2.600.000 in work commitment over 6 years from Urrego Family. Contract is transferable.	3	603512	940373
	12033 (CONTRACTED OPTION) STATUS: EXPLORATION			4	594514	940373

Schedule 2

Area of Mutual Interest

Place map of JV area of interest and vertices


P1
P2
P3
P4
P5
P6
P7
P8
P9
EXCLUSION ZONE
BUCARAMANGA
MEDELLIN
MANIZALES
BOGOTA
0
50
100
kilometers
VENEZUELA
PANAMA
BOGOTA
ECUADOR
BRASIL
PERU

AREA OF INTEREST COORDINATES

POINT	EST	NORTH
P1	[illegible]	1,030,000
P2	746,000	1,030,000
P3	745,000	[illegible]
P4	717,000	[illegible]
P5	[illegible]	[illegible]
P6	542,000	[illegible]
P7	[illegible]	[illegible]
P8	[illegible]	[illegible]
P9	[illegible]	[illegible]

EXCLUSION ZONE COORDINATES

PUNTO	ESTE	NORTE
P1	[illegible]	[illegible]
P2	[illegible]	[illegible]
P3	[illegible]	[illegible]
P4	[illegible]	[illegible]
P5	[illegible]	[illegible]
P6	[illegible]	[illegible]
P7	[illegible]	[illegible]
P8	[illegible]	[illegible]
P9	[illegible]	[illegible]
P10	[illegible]	[illegible]
P11	[illegible]	[illegible]
P12	[illegible]	[illegible]
P13	[illegible]	[illegible]

NORTHERN COLOMBIA JV
AREA OF INTEREST

Schedule 3

Notice of Exercise of Option

To: [#]

1. General

Any term used in this Option Notice which is defined in the Relationship and Farm-out Agreement dated [#] between, AARI(***Grantor***), Bema and Sociedad Kedahda S.A. and AngloGold Ashanti Limited (***Grantee***) has the same meaning as in that Agreement.

33. Exercise by Grantee

Under clause 5.2 of the Agreement, the Grantee gives notice that it exercises the Option and requires the Grantor to issue of **[Note: Insert number]** the Offered Securities to the Grantee.

34. Completion

The Completion Date is [#] and Completion is to take place at [#] on the Completion Date at the address set out below:

[#]

35. [Registration Rights

The Grantee elects to have [#] Offered Securities qualified for sale under the Offering Document.]

Schedule 4

Royalty Agreement

1. Definitions

The following definitions apply in this Schedule 4 unless the context requires otherwise.

Average Exchange Rate means, with respect to a currency, the average Exchange Rate for that currency during the relevant period.

Environment means components of the earth, including:

(a) land, air and water;

(b) any layer of the atmosphere;

(c) any organic or inorganic matter and any living organism; and

(d) human-made or modified structures and areas and includes interacting natural ecosystems that include any components of the kind referred to in paragraphs (a) to (c) inclusive of this definition.

Environment Law means a provision of a law, or a law, which relates to:

(a) any aspect of the Environment, safety or health; or

(b) the use of substances or conduct which may harm the Environment or be hazardous or otherwise harmful to human health.

Exchange Rate means, with respect to a currency, the spot rate of exchange on any day for the purchase of that currency against the currency of the United States of America as set by [*].

Exploration and Development Report has the meaning given in clause 6.1(a) of this Schedule 4.

Gross Revenue has the meaning given in clause 3.1 of this Schedule 4.

Independent Expert means an independent expert determining a dispute relating to this Schedule 4 or a matter concerning this Schedule 4 in the manner set out in clause 15 of this Schedule 4.

Month means calendar month.

Net Profit has the meaning given in clause 3.1 of this Schedule 4.

Operations Report has the meaning given in clause 6.1(b) of this Schedule 4.

Refiner means the refiner used by the Royalty Payer from time to time, for the refining of the Product.

Royalty has the meaning given in clause 2.1 of this Schedule 4.

2. Payment Obligation

2.1 Royalty

The Royalty Payer agrees to pay to the Royalty Holder a royalty equal to 2% of the Net Profit generated from the sale of any Product (the ***Royalty***).

2.2 Royalty Payments

The Royalty Payer must pay the Royalty to the Royalty Holder within 30 days of the end of each reporting period referred to in clause 6.1(b) of this Schedule 4. The Royalty payment must be accompanied by the data described in clause 7(b) of this Schedule 4.

2.3 Liability of Royalty Payer

(a) In this Schedule 4, for the avoidance of doubt, a reference to ***Royalty Payer*** is a reference to:

(i) the Colombian Subsidiary, if any, upon its incorporation, provided that it is the beneficial owner of the applicable Joint Venture Property relating to the Joint Venture; or

(ii) the remaining Participant or Participants (who are the beneficial owners of the applicable Joint Venture Property relating to the Joint Venture), after the transfer of the Royalty Holder's Interest in the applicable Joint Venture under clause 22.2 has been completed.

(b) If paragraph 2.3(a)(ii) applies and the Royalty Payer comprises more than one Participant, each Participant is severally (and not jointly or jointly and severally) liable for the obligations of the Royalty Payer under this Schedule 4, in proportion to their respective Participating Shares from time to time in the applicable Joint Venture.

3. Net Profit

3.1 Definitions

Net Profit means the gross proceeds received by the Royalty Payer from the sale of any Product at the point of sale (the ***Gross Revenue***), less to the extent paid or incurred by the Royalty Payer:

(a) the cost of all outgoings and other expenses reasonably incurred in the performance of the obligations of the Royalty Payer in respect of the Property;

(b) all (or an appropriate proportion of) expenses and liabilities reasonably and properly incurred in the engagement, employment and termination of permanent, temporary and casual staff, involved in the derivation of the Gross Revenue including salaries, wages, reimbursements, overtime, meal allowances, taxes, charges and other costs related to such employment;

(c) premiums on all insurances effected by the Royalty Payer directly in respect of mining equipment and operations at the Property;

(d) legal, accounting and other professional or consulting fees reasonably incurred by the Royalty Payer in connection with the Gross Revenue, but not including any legal, accounting or other costs of any nature incurred in relation to the enforcement of, or any dispute arising in relation to the Royalty;

(e) costs, charges and expenses for services or requirements furnished or supplied to, or in relation to the Property including all exploration, development and other pre-production costs;

(f) costs of overdraft and other financial accommodation, interest and other charges imposed by banks or other recognised financial institutions and incurred by the Royalty Payer solely in respect of the derivation of Gross Revenue (but not including capital repayments);

(g) depreciation on tangible assets used in connection with the derivation of Gross Revenue in accordance with generally accepted international accounting practices;

(h) costs of the hire or leasing of equipment used in connection with the derivation of Gross Revenue;

(i) reasonable travel and accommodation expenses incurred by the Royalty Payer's executive staff arising directly and solely from the derivation of Gross Revenue;

(j) direct off site expenses and head office expenses reasonably and properly incurred by the Royalty Payer in connection with the provision of services for the purpose of conducting mining operations on the Property or otherwise in connection with the derivation of the Gross Revenue, including services in relation to accounting, purchasing, marketing, engineering, mining and geological surveys;

(k) all usual and reasonable costs associated with the selling of any Product;

(l) the cost of transportation of any Product between the relevant smelter or refinery facilities and the buyer;

(m) the cost of assaying, sampling, smelting and refining such Products, including any independent representative and umpire charges; and

(n) taxes (other than income taxes) imposed on or in connection with producing, transporting, refining or selling the Products.

3.2 Assumptions in definition

The definition of Net Profit is based on the following assumptions:

(a) that sales of the Product are arm's length transactions; and

(b) that sales to any Related Bodies Corporate of the Royalty Payer are valued at the fair market value of the Product.

4. Currency

If any amount is received or paid or incurred in a currency other than in the currency of the United States of America it must be converted for the purposes of determining the Net Profit into the

currency of the United States of America at the Exchange Rate on the day on which the amount is received, paid or incurred.

5. Refining

5.1 Refining and Smelting

If smelting or refining are carried out in facilities owned or controlled, in whole or in part, by the Royalty Payer or any of its Related Bodies Corporate, then costs for such smelting or refining will mean the amount the Royalty Payer would have incurred if such smelting or refining were carried out at facilities not owned or controlled by the Royalty Payer or any of its Related Bodies Corporate then offering comparable services for comparable products on then current prevailing terms, but in no event greater than actual costs incurred by the Royalty Payer with respect to such smelting and refining.

5.2 Establishment of gold account

For the purposes of this Royalty Agreement, the Royalty Payer and the Royalty Holder will each establish a gold account with the Refiner and must make the records of that account available for inspection and audit by the other of them on reasonable notice.

5.3 Restriction on Royalty Payer's ability to dispose of Product

The Royalty Payer agrees that all Product produced from the Property Area will be sent to the Refiner. Each Refiner must have weights and assays acceptable to the London Bullion Market Association.

6. Reporting Obligations

6.1 Reports to be prepared by Royalty Payer

The Royalty Payer must report regularly to the Royalty Holder and, in any event, must provide to the Royalty Holder:

(a) every 6 months before the commencement of production from the Property Area, a detailed report on exploration and development with respect to the Property Area;

(b) quarterly, following the commencement of production from the Property Area, a detailed report containing the information set out in clause 6.3 of this Schedule 4 (an ***Operations Report***); and

(c) such other reports and information as may reasonably be requested by the Royalty Holder from time to time.

6.2 Details to be included in Operation Report

Each Operations Report must detail the following information for the relevant reporting period:

(a) the quantity of ore mined and milled from the Property Area;

(b) the quantity and type of Product extracted;

(c) the quantity and type of primary, intermediate or final Product which has been processed and the location of the relevant facilities;

(d) the quantity and type of primary, intermediate or final Product which has been sold; and

(e) the Net Profit and details of the proceeds underlying the calculation of the Net Profit.

7. Records, Access and Information

The Royalty Payer must:

(a) keep true, accurate and complete accounts and records to enable the Royalty to be calculated in accordance with this Royalty Agreement to be verified;

(b) provide copies of all data relating to the Royalty calculations (including settlement sheets) to the Royalty Holder at the same time that the Royalty Holder's Royalty payments are made;

(c) permit the Royalty Holder , at the Royalty Holder's own cost and risk and after the Royalty Holder has given reasonable notice to the Royalty Payer, to:

(i) inspect at all reasonable times those accounts, records and data (including those maintained electronically) and to copy all such accounts, records and data; and

(ii) enter the Property Area (including subsurface portions of the Property Area) for the purpose of inspecting improvements to the area and operations in it, provided that the Royalty Holder reports to the relevant mine manager on entering onto the Property Area and does not unreasonably hinder the operations of the Royalty Payer in the Property Area.

8. Right to Audit

8.1 Right to audit

After giving reasonable notice to the Royalty Payer, the Royalty Holder may, within 180 days of the payment of the Royalty under clause 2.2 of this Schedule 4, audit and verify the accounts, records and data of the Royalty Payer relating to its calculation of Net Profit or the Royalty Holder's Royalty entitlements.

8.2 Access to auditors

The Royalty Payer must make available to the Royalty Holder and the Royalty Holder's auditors such of its personnel and records as are reasonably required by the Royalty Holder or its auditors for the purposes of conducting an audit of the type referred to in paragraph 8.1.

8.3 Cost of audit

The costs of carrying out an audit of the type referred to in clause 8.1 of this Schedule 4 must be borne:

(a) if the audit verifies the Royalty Payer's Royalty calculations or reveals that the Royalty Payer's Royalty calculations have resulted in the Royalty Holder being paid a greater

amount of Royalty than the amount of Royalty to which the Royalty Holder is entitled, by the Royalty Holder; and

(b) in all other circumstances, by the Royalty Payer.

8.4 Re-adjustment following audit

The audit referred to in clause 8.1 of this Schedule 4 will be a final and conclusive determination of the accuracy of the audit accounts, and binding on the Parties in the absence of manifest error. Each Party will make the appropriate payment required in adjustment in accordance with the audit certificate within 30 days of receiving the audit certificate.

9. Notification Process

If the Royalty Holder considers that an Operations Report is incorrect in any respect or that the Royalty Payer's calculation of the amount of Royalty payable based on the Operations Report is incorrect (including on the basis that the assumptions referred to in clause 3.2 of this Schedule 4 are incorrect in respect of any sales covered by the Operations Report) and irrespective of whether the Royalty Holder has called for a re-calculation of its Royalty entitlements under clause 9 of this Schedule 4 for the period to which the Operations Report relates, the Royalty Holder may notify the Royalty Payer accordingly within 60 days after the receipt of that Operations Report.

10. Meeting to Discuss Notice and Independent Expert

10.1 Meeting

The parties must meet to consider the accuracy and reasonableness of the Operations Report as soon as practicable after delivery of the Royalty Holder's notice under clause 9 of this Schedule 4 and, if they are unable to resolve the dispute within 30 days after the delivery of the Royalty Holder 's notice, the Royalty Holder may request the appointment of an Independent Expert in accordance with clause 15 of this Schedule 4, to determine the accuracy and reasonableness of the Operations Report and to calculate the amount of Royalty payable.

10.2 Cost of Independent Expert

If the Independent Expert's determination results in the Royalty Payer being required to pay a greater amount of Royalty than it has paid the Royalty Holder in respect of the period to which the disputed Operations Report relates, the Royalty Payer must pay the additional Royalty within 14 days of the Independent Expert's determination and the costs of the Independent Expert must be borne by the Royalty Payer.

11. Operations Report Binding

Subject to clauses 9 (notification process) and 10 (meeting to discuss notice and Independent Expert) of this Schedule 4, each Operations Report will, in the absence of manifest error, be final and binding on the Parties.

12. Interest Charge

Where any amount payable under this Schedule 4 is not paid on the due date, it will bear interest from the due date for payment until the Royalty payment is received by the Royalty Holder at the Prime Rate plus 2%.

13. Assignment

13.1 Assignment by the Royalty Payer

The Royalty Payer may only assign all or any part of its interest in the Property or its rights and obligations under this Schedule 4 if:

(a) The Royalty Holder has given its prior written consent (such consent not to be unreasonably withheld);

(b) the assignment is effected in conjunction with the assignment of a commensurate share of its rights and obligations under the provisions of this Schedule 4 (in the case of an assignment of all or any part of its interest in the Property) or of its interest in the Property (in the case of an assignment of its rights and obligations under the provisions of this Schedule 4); and

(c) the assignee first agrees, in a form satisfactory to the Royalty Holderr to be bound by the obligations of the Royalty Payer to the Royalty Holder under the provisions of this Schedule 4 (to the extent of the obligations so assigned).

13.2 Assignment by the Royalty Holder

The Royalty Holder may assign, in its absolute discretion, all or any of its rights or obligations under the provisions of this Schedule 4 including its right to receive the Royalty after offering such rights and obligations to the Royalty Payer in accordance with the terms for transfer of an Interest under clause 23.3, mutatis mutandis.

14. Royalty Payer's Covenants

14.1 Maintenance of the Property

(a) The Royalty Payer must not do, or permit to be done, anything that may:

(i) render the Property or any of them liable for forfeiture; or

(ii) prejudice the Royalty Holder's rights to receive the Royalty pursuant to the terms of this Schedule 4.

Subject to the foregoing, the Royalty Payer shall make all decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, processing, extraction treatment, if any, and the materials to be introduced into the Property or produced therefrom, and all decisions concerning the sale or other disposition of Product (including, without limitation, decisions as to buyers, times of

sale, whether to store or stockpile Product for a reasonable length of time without selling the same) in its sole and absolute discretion.

(b) The Royalty Payer may, in its sole and absolute discretion, choose not to mine Product from the Property. The Royalty Payer shall be under no obligation whatsoever to place the Property into commercial production and if the Property is placed into commercial production, the Royalty Payer shall have the sole and unfettered right at any time to terminate, curtail or suspend commercial production as the Royalty Payer deems advisable.

14.2 Activities to be conducted in proper manner

The Royalty Payer must conduct its activities on and in relation to the Property in a proper manner in accordance with all applicable Environmental Laws and currently accepted standards and practices in the mining industry internationally and with the objective of minimising, so far as practicable, both short and long term damage to the Environment. If there is a difference between the currently accepted standards and practices and applicable Environmental Laws, then the Royalty Payer must comply with the higher standard.

15. Independent Expert

15.1 Appointment of Independent Expert

Unless otherwise provided in this Schedule 4, disputes which may be referred to an Independent Expert in accordance with this Schedule 4 (or any other dispute arising out of this Schedule 4 which the Parties agree will be so referred) must, subject to the requirements of this Schedule 4, be submitted in writing to a suitably qualified expert who:

(a) has no direct or indirect personal interest in the outcome of the decision or determination it is requested to make; and

(b) is selected by agreement between the Parties or, failing agreement between them within 7 days after they commence to discuss the selection of that Independent Expert, such a suitably qualified expert nominated by the President for the time being of Australian Institute of Mining and Metallurgy at the request of any Party.

15.2 Written submissions

The written submission provided to the Independent Expert must state the specific matter to be determined together with all other reasonably relevant matters (including any requirements under this Royalty Agreement relating to the particular matter being referred for decision or determination by the Independent Expert).

15.3 Information for the Independent Expert

The Independent Expert must give due weight to any representations put forward by a Party within any time limit prescribed by the Independent Expert in its discretion. The Independent Expert must give reasons for its determination. The Parties must supply the Independent Expert with any

information, assistance and co-operation which he may request in connection with his decision or determination.

15.4 Cost of Independent Expert

Unless otherwise provided in this Schedule 4 or unless the Independent Expert, in its absolute discretion, determines that the conduct of any Party is such that it should bear all or a greater proportion, the fees and expenses of the Independent Expert must be borne by the Parties in equal shares.

15.5 Determination by the Independent Expert

The Independent Expert must act as an expert and not as an arbitrator and its decision or determination, in the absence of manifest error, is final and binding on disputing Parties and not subject to review in any way.

16. Payments

16.1 No withholdings

The Royalty Payer must make all payments due by them under this Schedule 4 free and clear and without deduction of any taxes, duties, levies, imposts, deductions and charges. If the Royalty Payer is compelled by law to deduct any such tax, duty, levy, impost, deduction, charge or withholding, it will pay to the Royalty Holder , as the case may be, those additional amounts as may be necessary so that the net payment of the amount due under this paragraph after that deduction is not less than the payment would have been had there been no deduction.

16.2 No set off

The Royalty Payer has no right to set off or otherwise deduct from or withhold any payment that it is liable to make to the Royalty Holder under this Schedule 4 against any money that the Royalty Holder or any of its Related Bodies Corporate is or may be liable to pay to the Royalty Payer whether under this Schedule 4 or otherwise.

Executed as an Agreement.

Executed for and on behalf of **Sociedad Kedahda S.A.** by its duly authorised officer:

Director Signature	Witness Signature
Chris Ladder	N Rockman
Print Name	Print Name

Executed for and on behalf of **AngloGold Ashanti Limited** by its duly authorised officer:

Director Signature	Witness Signature
R N DUFFY	N Rockman
Print Name	Print Name

Executed for and on behalf of **Andean Avasca Resources Inc.** by its duly authorised officer:

Director Signature	Witness Signature
Tom Garagan	Natalie Kostelidis
Print Name	Print Name

Executed for and on behalf of **Bema Gold Corporation** by its duly authorised officer:

[signature]	[signature]
Director Signature	Witness Signature
Roger Ricter	Matoula Kestelidis
Print Name	Print Name

16

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: December 4, 2007 09:46 AM Pacific Time

Incorporation Number: **BC0776025**

Recognition Date and Time: Incorporated on November 30, 2006 04:12 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

B2GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Delivery Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Delivery Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Ivany, John William

Mailing Address:
7745 96TH STREET
EDMONTON AB T6C 4P8
CANADA

Delivery Address:
7745 96TH STREET
EDMONTON AB T6C 4P8
CANADA

Last Name, First Name, Middle Name:
Korpan, Jerry

Mailing Address:
68 CHURCH ROAD
WIMBELDON VILLAGE
LONDON SW19 5AA
UNITED KINGDOM

Delivery Address:
68 CHURCH ROAD
WIMBELDON VILLAGE
LONDON SW19 5AA
UNITED KINGDOM

Last Name, First Name, Middle Name:
Rayment, Barry

Mailing Address:
645 SLEEPY HOLLOW LANE
LAGUNA BEACH CA 92651
UNITED STATES

Delivery Address:
645 SLEEPY HOLLOW LANE
LAGUNA BEACH CA 92651
UNITED STATES

Last Name, First Name, Middle Name:
Gayton, Robert

Mailing Address:
5145 ASHFIELD ROAD
WEST VANCOUVER BC V7W 2X4
CANADA

Delivery Address:
5145 ASHFIELD ROAD
WEST VANCOUVER BC V7W 2X4
CANADA

Last Name, First Name, Middle Name:
Cross, Robert

Mailing Address:
2890 BELLEVUE AVENUE
WEST VANCOUVER BC V7V 1E8
CANADA

Delivery Address:
2890 BELLEVUE AVENUE
WEST VANCOUVER BC V7V 1E8
CANADA

Last Name, First Name, Middle Name:
Johnson, Clive

Mailing Address:
SUITE 3100, THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1
CANADA

Delivery Address:
SUITE 3100, THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

ARTICLES

of B2GOLD CORP.

(formerly 0776025 B.C. LTD.

TABLE OF CONTENTS

INCORPORATION AGREEMENT

B2GOLD CORP.
(formerly 0776025 B.C. LTD. (the "Company")

I propose to form the Company under the *Business Corporations Act* (British Columbia).

I agree to take the number and class of shares in the Company set opposite my name:

Signature and full name of the Incorporator	Date of signing	Number and class of shares being taken by Incorporator
Nathan G. Daniels	November 30, 2006	1 Common

ARTICLES

B2GOLD CORP.
(formerly 0776025 B.C. LTD. (the "Company")

The Company will have as its Articles on incorporation the following Articles.

Signature and full name of the Incorporator	Date of signing
Nathan G. Daniels	November 30, 2006

Incorporation number: BC0776025

(formerly 0776025 B.C. LTD. (the "Company")
B2GOLD CORP.

ARTICLES

1. INTERPRETATION

1.1. Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

LAWSON LUNDELL CORPORATE SERVICES
06 NOV 30 PM 4:09

(3) "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of a shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2. Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1. Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2. Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3. Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4. Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered

address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5. Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6. Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7. Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8. Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9. Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1. Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2. Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3. Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4. Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

- (a) past services performed for the Company;
- (b) property;
- (c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5. Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1. Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2. Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1. Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1) a duly signed instrument of transfer in respect of the share;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement; and

(4) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

5.2. Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3. Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4. Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5. Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6. Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1. Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2. Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in

the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7. PURCHASE OF SHARES

7.1. Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2. Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3. Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1. Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2. Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3. Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name and may by ordinary resolution or directors' resolution adopt or change any translation of that name.

9.4. Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1. Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2. Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3. Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4. Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5. Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6. Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7. Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting, unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8. Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9. Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1. Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2. Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3. Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4. One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5. Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6. Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7. Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8. Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9. Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10. Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11. Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12. Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13. Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.14. Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15. Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16. Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17. Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

  (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18. Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19. Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20. Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21. No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22. Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23. Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1. Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2. Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3. Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4. Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5. Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

(a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6. Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the

Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7. Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8. Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9. When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10. Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11. Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12. Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): ____________________

Signed *[month, day, year]*

____

[Signature of shareholder]

____

[Name of shareholder-printed]

12.13. Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14. Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15. Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1. First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2. Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number:

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may, subject to Article 14.8, appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3. Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4. Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5. Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6. Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7. Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8. Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried

office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1. Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2. Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3. Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) when his or her successor is elected or appointed; and

(4) when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4. Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5. Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6. Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7. Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8. Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9. Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10. Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11. Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1. Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2. Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3. Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4. Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5. Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6. Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7. Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8. Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive

from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1. Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2. Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. INTERESTS OF DIRECTORS AND OFFICERS

17.1. Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2. Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3. Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4. Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5. Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6. No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7. Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8. Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1. Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2. Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3. Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4. Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1) in person;

(2) by telephone; or

(3) with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all the directors participating in the meeting, whether in person, by telephone or by other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5. Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6. Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7. When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8. Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9. Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10. Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11. Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12. Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1. Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2. Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3. Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4. Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5. Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1. Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2. Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3. Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4. Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1. Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the Business Corporations Act.

21.2. Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3. Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4. Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5. Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1. Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2. Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3. No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4. Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5. Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6. Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7. When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8. Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9. Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10. Dividend Bears No Interest

No dividend bears interest against the Company.

22.11. Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12. Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13. Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23. ACCOUNTING RECORDS

23.1. Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2. Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1. Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2. Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3) e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3. Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4. Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5. Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6. Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25. SEAL

25.1. Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2. Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer, or the signature of any other person as may be determined by the directors.

25.3. Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1. Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2. Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3. Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27. SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES

(1) The Preferred shares without par value (the "Preferred Shares") shall, as a class, have attached thereto the special rights and restrictions provided in this Article 27. The Preferred Shares may at any time and from time to time be issued in one or more series. The Directors may from time to time by resolution determine the maximum number of Preferred Shares of any such series or determine that there is no such maximum, determine the designation of the Preferred Shares of that series and alter the Articles to create, define and attach, and, if permitted by the *Business Corporations Act*, to alter, vary or abrogate, any special rights and restrictions of the Preferred Shares of that series, and authorize the alteration of the Notice of Articles as appropriate for any such determination or alteration, but no special right or restriction so created, defined, attached, altered or varied shall contravene the provisions of this Article 27.

(2) Holders of the Preferred Shares shall be entitled, on the distribution of assets or property of the Company on the liquidation, dissolution or winding-up of the Company or on any other distribution of assets or property of the Company among its shareholders for the purpose of winding-up its affairs, to have distributed to them the amounts, assets or property provided for in the special rights and restrictions attached to the Preferred Shares (or any series thereof) on the occurrence of such an event before any distribution

shall be made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred Shares (or any series thereof) with respect to repayment of capital.

(3) The special rights and restrictions to be attached to any series of the Preferred Shares may provide for the declaration, payment or setting aside for payment of dividends at or in the respective rates or amounts provided therein other than a rate or amount fixed or determined by reference to the profits of the Company, and may provide that such dividends be cumulative, non-cumulative or partially cumulative, but the holders of the shares of any such series shall not be entitled, as such, to participate in any dividends other than dividends at the rates or in the amounts so set out in such special rights and restrictions.

(4) No dividend shall be declared, paid or set apart for payment in any fiscal year of the Company on any of the Common shares or any other shares of the Company ranking junior to the Preferred Shares (or any series thereof) unless dividends at the respective rates or in the respective amounts provided for in the special rights and restrictions attached to the Preferred Shares (or any series thereof) which are payable at or before such time, have been declared and paid, or are at the same time declared and paid, on the outstanding Preferred Shares.

(5) The special rights and restrictions to be attached to any series of the Preferred Shares may, but shall not be required to, provide that in the event of a distribution referred to in subsection 27(2) of this Article 27 the holders of the shares of that series of Preferred Shares shall be entitled to receive all or any part of the amount paid up with respect to each share of that series held by them, and may further provide for payment of a fixed premium thereon, any or all accrued and unpaid cumulative dividends thereon (calculated as set out in such special rights and restrictions), whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends thereon, all as provided for in such special rights and restrictions, but after payment to the holders of the shares of any series of Preferred Shares of the amounts so payable to them on any such distribution, such holders shall not be entitled, as such, to share in any further distribution of the property or assets of the Company unless otherwise specifically provided for in the special rights and restrictions attached thereto.

(6) Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred Shares, the holders of Preferred Shares shall not be entitled as such to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

END